Form 40-F
period 2007-12-31
ENCANA CORP
filed 2008-02-22
CIK 1157806

Use these links to rapidly review the document
TABLE OF CONTENTS

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007

Commission file number 1-15226

ENCANA CORPORATION
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))
1800-855 2nd Street, S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5 (403) 645-2000 (Address and Telephone Number of Registrant's Principal Executive Offices)
CT Corporation System, 111 8th Avenue, New York, NY 10011 (212) 894-8940 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:    752,800,029 common shares.

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-124218, 333-85598, 333-13956 and 333-140856) and Form F-9 (File Nos. 333-133648, 333-133648-01 and 333-137182).

FORM 40-F

Principal Documents

        The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

  (a)
  Annual Information Form for the fiscal year ended December 31, 2007;

  (b)
  Management's Discussion and Analysis for the fiscal year ended December 31, 2007; and

  (c)
  Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 22 to the Consolidated Financial Statements relates to United States Accounting Principles and Reporting (U.S. GAAP)).

40-F1

ANNUAL INFORMATION FORM

February 22, 2008

ENCANA CORPORATION

ANNUAL INFORMATION FORM

        This is the annual information form of EnCana Corporation ("EnCana" or the "Corporation") for the year ended December 31, 2007. In this annual information form, unless otherwise specified or the context otherwise requires, reference to "EnCana" or to the "Corporation" includes reference to subsidiaries of and partnership interests held by EnCana Corporation and its subsidiaries.

        Unless otherwise specified, all dollar amounts are expressed in United States ("U.S.") dollars and all references to "dollars" or to "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. All production and reserves information is presented on an after royalties basis consistent with U.S. reporting protocol.

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

NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual information form contains certain forward-looking statements or information (collectively referred to in this note as "forward-looking statements") within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as "projected", "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: bitumen strategy and the benefits of this strategy, capital investment levels and the allocation thereof, drilling plans and the timing and location thereof, production capacity and levels and the timing of achieving such capacity and levels, the anticipated date of production for the Deep Panuke natural gas project, the timing of completion of the Foster Creek and Christina Lake expansions, including the timing for receipt of regulatory approvals and well testing, the anticipated capacities of and the timing of capacity expansions for the Wood River and Borger refineries, anticipated capacity expansion of the Steeprock natural gas plant, reserves estimates, the level of expenditures for compliance with environmental regulations, site restoration costs including abandonment and reclamation costs, pending litigation, exploration plans, acquisition and divestiture plans, anticipated post-closing adjustments and indemnities and future net cash flows.

        Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to: volatility of and assumptions regarding oil and natural gas prices, assumptions based upon EnCana's current guidance, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in EnCana's North American and foreign oil and natural gas and market optimization operations, risks of war, hostilities, civil insurrection and instability affecting countries in which EnCana and its subsidiaries operate and terrorist threats, risks inherent in EnCana's and its subsidiaries' marketing operations, including credit risk, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, EnCana's and its subsidiaries' ability to replace and expand oil and natural gas reserves, the ability of EnCana and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals, refining and marketing margins, potential disruption or unexpected technical difficulties in developing new products and manufacturing processes, potential failure of new products to achieve acceptance in the market, unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities, unexpected difficulties in manufacturing, transporting or refining synthetic crude oil, risks associated with technology, EnCana's ability to generate sufficient cash flow from operations to meet its current and future obligations, EnCana's ability to access external sources of debt and equity capital, general economic and business conditions, EnCana's ability to enter into or renew leases, the timing and costs of construction of gas storage facilities, wells and pipelines, EnCana's ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, EnCana's and its subsidiaries' ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations, risks associated with existing and potential future lawsuits and regulatory actions against EnCana and its subsidiaries, political and economic conditions in the countries in which EnCana and its subsidiaries operate, difficulty in obtaining necessary regulatory approvals and such other risks and uncertainties described from time to time in EnCana's reports and filings with the Canadian securities authorities and the United States Securities and Exchange Commission (the "SEC"). Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this annual information form are made as of the date hereof and, except as required by law, EnCana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

NOTE REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION

        National Instrument 51-101 ("NI 51-101") of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. EnCana has obtained an exemption from Canadian securities regulatory authorities to permit it to provide disclosure in accordance with the relevant legal requirements of the SEC. This facilitates comparability of oil and gas disclosure with that provided by U.S. and other international issuers, given that EnCana is active in the U.S. capital markets. Accordingly, the reserves data and other oil and gas information included or incorporated by reference in this annual information form is disclosed in accordance with U.S. disclosure requirements and practices. Such information, as well as the information that EnCana discloses in the future in reliance on the exemption, may differ from the corresponding information prepared in accordance with NI 51-101 standards.

        The primary differences between the U.S. requirements and the NI 51-101 requirements are that (i) the U.S. standards require disclosure only of proved reserves, whereas NI 51-101 requires disclosure of proved and probable reserves, and (ii) the U.S. standards require that the reserves and related future net revenue be estimated under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made, whereas NI 51-101 requires disclosure of reserves and related future net revenue using forecast prices and costs. The definitions of proved reserves also differ, but according to the Canadian Oil and Gas Evaluation Handbook (the reference source for the definition of proved reserves under NI 51-101), differences in the estimated proved reserves quantities based on constant prices should not be material. EnCana concurs with this assessment.

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

Intercorporate Relationships

        The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of EnCana's principal subsidiaries and partnerships as at December 31, 2007. Each of these subsidiaries and partnerships had total assets that exceeded 10 percent of the total consolidated assets of EnCana or revenues that exceeded 10 percent of the total consolidated revenues of EnCana as at and for the year ended December 31, 2007.

Subsidiaries & Partnerships	Percentage Owned(1)	Jurisdiction of Incorporation, Continuance or Formation

EnCana Oil & Gas Partnership	100	Alberta
EnCana USA Holdings	100	Delaware
3080763 Nova Scotia Company	100	Nova Scotia
Alenco Inc.	100	Delaware
EnCana (USA) Investment Holdings	100	Delaware
EnCana Oil & Gas (USA) Inc.	100	Delaware
EnCana Marketing (USA) Inc.	100	Delaware
EnCana Oil & Gas Co. Ltd.	100	Alberta
1140102 Alberta Ltd.	100	Alberta
FCCL Oil Sands Partnership	50	Alberta
EnCana Downstream Holdings LLC	100	Delaware
EnCana US Refinery Holdings	100	Delaware
WRB Refining LLC	50	Delaware

Note:

(1)
Includes indirect ownership.

        The above table does not include all of the subsidiaries and partnerships of EnCana. The assets and revenues of unnamed subsidiaries and partnerships in the aggregate did not exceed 20 percent of the total consolidated assets or total consolidated revenues of EnCana as at and for the year ended December 31, 2007.

GENERAL DEVELOPMENT OF THE BUSINESS

        EnCana is one of North America's leading natural gas producers, is among the largest holders of natural gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of bitumen. EnCana's other operations include the transportation and marketing of crude oil, natural gas and natural gas liquids, as well as the refining of crude oil and the marketing of refined petroleum products. EnCana pursues profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. All of EnCana's proved reserves and production come from onshore North America. The Corporation is also engaged in select exploration activities internationally.

        Following the Merger in 2002, the majority of EnCana's Upstream operations were located in Canada, the U.S., Ecuador and the U.K. central North Sea. From the time of the Merger through early 2004, EnCana focused on the development and expansion of its highest growth, highest return assets in these key areas. Beginning in 2004, EnCana sharpened its strategic focus to concentrate on its inventory of North American resource play assets. As part of its ongoing strategic focus, the Corporation has completed a number of acquisitions while continuing with the divestiture of its non-core assets. A portion of the divestiture proceeds were used to fund EnCana's normal course issuer bid program. In 2007, EnCana purchased approximately 38.9 million shares under the program for a total cost of approximately $2.0 billion.

        In January of 2007, EnCana, with ConocoPhillips, completed the creation of an integrated oil business. This venture provides greater certainty of execution for EnCana's in-situ projects and gave EnCana immediate participation in the North American refining industry.

        EnCana is organized into six operating divisions:

  •
  Canadian Plains Division, which includes the majority of EnCana's legacy oil and gas assets

  •
  Canadian Foothills Division, which includes the majority of EnCana's Canadian natural gas resource plays

  •
  USA Division, which includes the Corporation's upstream U.S. assets including its key U.S. resource plays

  •
  Integrated Oil Division (formerly known as Integrated Oilsands Division), which includes all of the assets within the integrated oil business (which includes EnCana's interests in Foster Creek, Christina Lake and the U.S. refinery assets) in addition to the Corporation's other bitumen interests and the natural gas assets on the Cold Lake Air Weapons Range

  •
  Offshore & International Division, which includes the Corporation's assets in Atlantic Canada, Brazil, the Middle East and Europe

  •
  Midstream & Marketing Division, which continues to provide coordination of the Corporation's natural gas and crude oil market optimization activities, and includes the Cavalier and Balzac power assets

        In 2007, for financial reporting purposes, EnCana has defined its operations into the following segments: (i) Canada, United States and Other; (ii) Integrated Oil; (iii) Market Optimization; and (iv) Corporate. All divisions are reported under Canada, United States and Other with the exception of a portion of the Integrated Oil Division and the Midstream & Marketing Division. For financial reporting purposes the integrated oil business with ConocoPhillips is reported under the Integrated Oil segment. The Integrated Oil Division's remaining assets, including the Corporation's other bitumen interests and the natural gas assets on the Cold Lake Air Weapons Range, are reported under Canada, United States and Other. The Midstream & Marketing Division is reported under Market Optimization.

        The following describes the significant events of the last three years. In this section, all divestiture proceeds are provided on a before tax basis unless otherwise noted.

2007 Projects:

•
In November 2005, EnCana announced plans to examine a number of proposals from other companies who were interested in participating in the development of EnCana's bitumen assets. In October 2006, EnCana announced it had entered into an agreement with ConocoPhillips to create an integrated oil business consisting of upstream and downstream assets.

  The creation of this business was completed on January 3, 2007. It is comprised of two 50-50 operating entities, one Canadian upstream enterprise managed by EnCana and one U.S. downstream enterprise managed by ConocoPhillips, with both EnCana and ConocoPhillips contributing equally valued assets and equity. For further information, refer to the "Narrative Description of the Business" in this annual information form.

•
In October 2007, EnCana's Board of Directors authorized funding for the development of the Deep Panuke natural gas project. The Deep Panuke natural gas project involves the installation of the facilities required to produce natural gas from the Deep Panuke field, located approximately 175 kilometres offshore Nova Scotia. Produced gas is expected to be transported by subsea pipeline via the Maritimes & Northeast Pipeline to markets in eastern Canada and the northeastern U.S. Production is expected to be onstream in late 2010.

2007 Acquisitions:

•
In November 2007, a subsidiary of EnCana acquired all of the Deep Bossier natural gas and land interests of the privately-owned Leor Energy group in Texas for approximately $2.55 billion before closing adjustments. EnCana first entered the Deep Bossier play in 2005 by acquiring a 30 percent interest in the Amoruso Field from Leor Energy, and then increased its interest to 50 percent in June 2006. The November 2007 transaction brings EnCana's interest to 100 percent of the Amoruso Field and added additional production of approximately 75 million cubic feet per day of natural gas.

2007 Divestitures:

•
In January 2007, a subsidiary of EnCana completed the sale of all of its interests in its Chad exploration assets for approximately $208 million. The Chad assets included a 50 percent working interest in approximately 54 million gross acres in seven sedimentary basins.

•
In February 2007, EnCana completed the sale of The Bow office project assets for approximately $57 million. As part of the transaction, EnCana, as tenant, has signed a 25-year tenant lease agreement for 100 percent of the office space.

•
In May 2007, EnCana completed the sale of its Mackenzie Delta and Beaufort Sea licenses and discoveries for proceeds of approximately $159 million.

        In addition to the transactions completed in 2007, EnCana also announced in September 2007 that it had reached an agreement to sell all of its remaining interests in Brazil for proceeds of approximately $165 million before closing adjustments. EnCana's Brazil interests include ten offshore exploration blocks. The sale is subject to closing conditions and regulatory approvals, which are expected to be completed in the first half of 2008.

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

•
In May 2006, a subsidiary of EnCana completed the first of two phases in the sale of its natural gas storage assets for proceeds of approximately $1.3 billion. Phase one storage assets included facilities in Alberta, Oklahoma and Louisiana.

•
In August 2006, a subsidiary of EnCana completed the sale of its 50 percent interest in the Chinook heavy oil discovery in Block BM-C-7 offshore Brazil for proceeds of approximately $367 million.

•
In November 2006, a subsidiary of EnCana completed the second phase in the sale of its natural gas storage assets for approximately $215 million. Phase two of the asset sale included the Wild Goose storage facility in California.

•
In December 2006, a subsidiary of EnCana completed the divestiture of the remainder of its NGL assets, the majority of which were sold in 2005, by selling its final 10 percent share of the Empress straddle plant joint venture facility for approximately $13 million.

2005 Projects:

•
In September and October 2005, a wholly owned partnership of EnCana signed agreements with Methanex Corporation ("Methanex") and Provident Energy Ltd. ("Provident") under which Methanex provides terminalling services to EnCana at Methanex's terminal facilities at Kitimat, British Columbia, and Provident provides terminalling services to EnCana at Provident's terminal facilities at Redwater, Alberta. EnCana has the capacity to import up to 25,000 barrels per day of offshore diluent to help transport its growing bitumen production in northeast Alberta to markets in the U.S.

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

•
In December 2005, a subsidiary of EnCana completed the purchase of approximately 24,000 total net acres (2,000 net developed acres) of development land in the Deep Bossier play in East Texas for approximately $178 million. The purchase included properties producing approximately 16 million cubic feet per day of natural gas.

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

•
In December 2005, EnCana and certain affiliates completed the sale of substantially all of their natural gas liquids processing business for approximately $625 million. The divested assets included interests in four NGLs extraction plants at Empress, Alberta, storage and fractionation assets in Saskatchewan, eastern Canada and the U.S. and EnCana's 100 percent interest in Kinetic Resources, an NGL marketer. EnCana had previously acquired the 25 percent minority interest in the Kinetic partnership earlier in the year. As a result of an expired obligation associated with this divestiture, a gain of $75 million has been recognized in earnings for the year ended December 31, 2007.

NARRATIVE DESCRIPTION OF THE BUSINESS

        The following map outlines EnCana's onshore North America landholdings and key resource plays as of December 31, 2007. The map also identifies the Borger and Wood River refineries.

NORTHWEST TERRITORIES
Greater Sierra
ALBERTA
SASKATCHEWAN
BRITISH COLUMBIA
Cutbank Ridge
Grande Prairie
Pelican Lake
Christina Lake
Foster Creek
MANITOBA
Bighorn
Edmonton
CBM
Calgary
Shallow Gas
Regina
Medicine Hat
Weyburn
Winnipeg
WASHINGTON
MONTANA
NORTH DAKOTA
Billings
Casper
WYOMING
Jonah
Salt Lake City
Piceance
Denver
COLORADO
UTAH
ILLINOIS
Wood River
Borger
Fort Worth
Dallas
TEXAS
East Texas
LOUISIANA
Houston
EnCana
energy for people
North American Land Base
Legend
EnCana Land
Gas Resource Plays
Oil Resource Plays
Refineries
This graphic is for illustration purposes only.
February, 2008
www.encana.com

        The vast majority of EnCana's operations are located in Canada and the U.S., while the Offshore & International Division is mainly focusing on opportunities in Atlantic Canada, Brazil, the Middle East and Europe. All of EnCana's proved reserves and production come from onshore North America.

        At December 31, 2007, EnCana had net proved reserves of approximately 13.3 trillion cubic feet of natural gas and 0.9 billion barrels of crude oil, bitumen and NGLs, as estimated by independent qualified reserves evaluators. Proved developed reserves comprise approximately 62 percent of total natural gas reserves, approximately 77 percent of crude oil and NGLs reserves excluding bitumen and approximately 12 percent of bitumen reserves. See "Reserves and Other Oil and Gas Information" in this annual information form.

        Within western Canada, EnCana has an industry-leading land position of approximately 23.3 million gross acres (approximately 20.1 million net acres, of which approximately 11.1 million net acres are undeveloped). The mineral rights on approximately 39 percent of the total net acreage are owned in fee title by EnCana, which means that production is subject to a mineral tax that is generally less than the Crown royalty imposed on production from land where the government owns the mineral rights. In 2007, EnCana had total capital investment in western Canada of approximately $3,690 million and drilled approximately 3,837 net wells.

        In the U.S., EnCana's landholdings are approximately 6.0 million gross acres (approximately 4.7 million net acres, of which approximately 4.1 million net acres are undeveloped), with the majority in Texas, Colorado, Wyoming and Washington. In 2007, EnCana had total capital investment of approximately $1,919 million and drilled approximately 644 net wells within the U.S.

        EnCana's international landholdings are approximately 7.4 million gross acres (approximately 4.2 million net acres), all of which are undeveloped. The majority of the lands are in Atlantic Canada, Brazil, the Middle East and Europe. In 2007, EnCana had total capital investment of approximately $106 million and drilled approximately three net wells internationally.

        As noted previously, EnCana's operations are divided into six divisions. The following narrative describes each division in greater detail.

Canadian Plains Division

        The Canadian Plains Division encompasses the majority of EnCana's legacy natural gas production activities in southern Alberta and Saskatchewan as well as the Corporation's crude oil (excluding in-situ bitumen) development and production activities in Alberta and Saskatchewan. Two key resource plays are located in the Canadian Plains Division: (i) Shallow Gas; and (ii) Pelican Lake. The Shallow Gas key resource play is contained within the Suffield, Brooks North and Langevin areas.

        In 2007, the Canadian Plains Division had total capital investment of approximately $846 million and drilled approximately 2,264 net wells. EnCana's 2008 total capital investment in the Canadian Plains Division is projected to be approximately $820 million, which includes the drilling of approximately 1,360 net wells.

        The following table summarizes landholdings for the Canadian Plains Division as at December 31, 2007.

			Undeveloped Acreage
	Developed Acreage				Total Acreage
Landholdings (thousands of acres)							Average Working Interest
	Gross	Net	Gross	Net	Gross	Net

Suffield	928	914	65	63	993	977	98%
Brooks North	560	558	9	9	569	567	100%
Langevin	1,250	1,112	1,051	931	2,301	2,043	89%
Drumheller	362	350	17	14	379	364	96%
Pelican Lake	133	133	280	266	413	399	97%
Weyburn	96	84	597	591	693	675	97%
Other	955	890	871	790	1,826	1,680	92%

Canadian Plains Total	4,284	4,041	2,890	2,664	7,174	6,705	93%

        The following table sets forth daily average production figures for the periods indicated.

	Natural Gas (MMcf/d)		Crude Oil and NGLs (bbls/d)		Total Production (MMcfe/d)
Production (annual average)
	2007	2006	2007	2006	2007	2006

Suffield	245	241	15,563	17,350	338	345
Brooks North	271	272	742	726	275	276
Langevin	219	238	9,542	10,400	277	300
Drumheller	97	104	2,190	2,251	110	118
Pelican Lake	1	2	23,253	23,563	141	143
Weyburn	—	—	14,774	15,136	89	91
Other	42	49	6,136	7,566	78	94

Canadian Plains Total	875	906	72,200	76,992	1,308	1,367

Note:

(1)
The Shallow Gas key resource play, contained within the Suffield, Brooks North and Langevin areas, had 2007 average production of approximately 726 million cubic feet per day (739 million cubic feet per day in 2006). Shallow Gas volumes and net wells drilled are reported with commingled volumes from multiple zones within the same geographic area as a result of regulatory approval which was received in late 2006. Figures for 2006 have been restated accordingly.

        The following table summarizes EnCana's interests in producing wells as at December 31, 2007. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2007.

	Producing Gas Wells		Producing Oil Wells		Total Producing Wells
Producing Wells (number of wells)
	Gross	Net	Gross	Net	Gross	Net

Suffield	9,512	9,494	719	719	10,231	10,213
Brooks North	6,543	6,438	44	44	6,587	6,482
Langevin	6,613	6,067	225	220	6,838	6,287
Drumheller	1,357	1,305	101	99	1,458	1,404
Pelican Lake	6	6	438	438	444	444
Weyburn	—	—	1,037	478	1,037	478
Other	1,158	1,140	703	661	1,861	1,801

Canadian Plains Total	25,189	24,450	3,267	2,659	28,456	27,109

Note:

(1)
At December 31, 2007, the Shallow Gas key resource play had 22,668 gross producing gas wells (21,999 net gas wells).

        The following describes EnCana's major producing areas or activities in the Canadian Plains Division.

Suffield

        EnCana holds interests in the Upper Cretaceous shallow natural gas horizons and deeper formations in the Suffield area in southeast Alberta. Suffield is one of the core areas of the Shallow Gas key resource play. EnCana also produces conventional heavy oil in the area. The Suffield area is largely made up of the Suffield Block, where operations are carried out by EnCana in cooperation with the Canadian military according to guidelines established under agreements with the Government of Canada. EnCana plans to continue development of its shallow gas and heavy oil resources at Suffield. In 2008, as part of its ongoing application to continue shallow gas infill drilling in the National Wildlife Area, EnCana will be participating in an Energy Resources Conservation Board ("ERCB") (as of January 1, 2008, the Alberta Energy & Utilities Board or EUB has been realigned into two separate bodies; the ERCB regulates the oil and gas industry) joint panel hearing as part of the Canadian Environmental Assessment Act. In 2007, EnCana drilled approximately 928 net wells in the Suffield area and production averaged approximately 245 million cubic feet per day of natural gas.

Brooks North

        EnCana produces natural gas, crude oil and NGLs from the Cretaceous horizons in the Brooks North area of southern Alberta, located east of Calgary. This area is another core area of the Shallow Gas key resource play and is largely comprised of EnCana fee title lands. In 2007, EnCana drilled approximately 602 net wells in the area and production averaged approximately 271 million cubic feet per day of natural gas.

Langevin

        The Langevin area produces shallow gas predominantly from the Upper Cretaceous formations in southeast Alberta and southwestern Saskatchewan. Gas production in this area is from a mix of fee title and Crown lands and is included in EnCana's Shallow Gas key resource play. Crude oil production in the area is predominantly from fee title lands located south of Brooks, Alberta. Development of this area focuses on infill drilling and optimization of existing wells. In 2007, EnCana drilled approximately 450 net wells in the area and production averaged approximately 219 million cubic feet per day of natural gas.

Drumheller

        EnCana produces natural gas, crude oil and NGLs from the Cretaceous horizons in the Drumheller area of southern Alberta. The area is mainly a conventional gas play, and is largely comprised of EnCana fee title lands. In 2007, EnCana drilled approximately 204 net wells in the area and production averaged approximately 97 million cubic feet per day of natural gas.

Pelican Lake

        Pelican Lake is one of EnCana's key resource plays producing heavy crude oil in northeast Alberta. In 2007, EnCana continued its expansion of its facility infrastructure to accommodate higher total fluid production volumes associated with its waterflood and polymer projects. EnCana also expanded its polymer program from 37 injection wells at the end of 2006 to 60 wells at the end of 2007.

        EnCana also holds a 38 percent non-operated interest in a 110-kilometre, 20-inch diameter crude oil pipeline which connects the Pelican Lake area to a major pipeline that transports crude oil from northern Alberta to crude oil markets.

        The Pelican Lake project reached royalty payout in 2006, changing the royalty from one percent of gross revenues to 25 percent of net revenues.

Weyburn

        EnCana has a 62 percent working interest (50 percent economic interest) in the unitized portion of the Weyburn crude oil field in southeast Saskatchewan. EnCana is the operator and expects to improve ultimate recovery in the enhanced oil recovery area of the field with a carbon dioxide ("CO2") miscible flood project. In 2007, EnCana continued its infill drilling program with 59 new wells in the unit. As of December 31, 2007, there were 45 patterns on CO2 injection out of a planned total of 75 patterns.

Canadian Foothills Division

        The Canadian Foothills Division includes EnCana's key natural gas growth assets in British Columbia and Alberta. Four key resource plays are located in the Canadian Foothills Division: (i) Greater Sierra; (ii) Cutbank Ridge; (iii) Bighorn; and (iv) Coalbed Methane ("CBM"). The CBM key resource play (Horseshoe Canyon coalbed methane and commingled shallow gas) is located within the Clearwater business unit.

        In 2007, the Canadian Foothills Division had total capital investment of approximately $2,392 million and drilled approximately 1,539 net wells. EnCana's 2008 total capital investment in the Canadian Foothills Division is projected to be approximately $2,094 million, which includes the drilling of approximately 775 net wells.

        The following table summarizes landholdings for the Canadian Foothills Division as at December 31, 2007.

			Undeveloped Acreage
	Developed Acreage				Total Acreage
Landholdings (thousands of acres)							Average Working Interest
	Gross	Net	Gross	Net	Gross	Net

Greater Sierra	687	611	2,053	1,814	2,740	2,425	89%
Cutbank Ridge	245	210	839	752	1,084	962	89%
Bighorn	316	174	754	456	1,070	630	59%
Clearwater	3,561	3,159	3,350	3,140	6,911	6,299	91%
Sexsmith/Hythe/Saddle Hills	354	218	214	166	568	384	68%
Other	248	172	1,300	839	1,548	1,011	65%

Canadian Foothills Total	5,411	4,544	8,510	7,167	13,921	11,711	84%

        The following table sets forth daily average production figures for the periods indicated.

	Natural Gas (MMcf/d)		Crude Oil and NGLs (bbls/d)		Total Production (MMcfe/d)
Production (annual average)
	2007	2006	2007	2006	2007	2006

Greater Sierra	211	213	852	837	216	218
Cutbank Ridge	234	170	98	82	235	170
Bighorn	119	91	1,803	1,480	130	100
Clearwater(1)	497	483	10,595	11,555	561	552
Sexsmith/Hythe/Saddle Hills	82	93	2,015	2,046	94	105
Other	112	116	2,909	3,370	129	136

Canadian Foothills Total	1,255	1,166	18,272	19,370	1,365	1,281

Note:

(1)
The CBM key resource play, located within the Clearwater business unit, had 2007 average production of approximately 259 million cubic feet per day (194 million cubic feet per day in 2006).

        The following table summarizes EnCana's interests in producing wells as at December 31, 2007. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2007.

			Producing Oil Wells
	Producing Gas Wells				Total Producing Wells
Producing Wells (number of wells)
	Gross	Net	Gross	Net	Gross	Net

Greater Sierra	960	896	3	3	963	899
Cutbank Ridge	470	417	—	—	470	417
Bighorn	295	193	1	—	296	193
Clearwater(1)	8,281	7,566	180	112	8,461	7,678
Sexsmith/Hythe/Saddle Hills	292	246	72	54	364	300
Other	613	456	175	96	788	552

Canadian Foothills Total	10,911	9,774	431	265	11,342	10,039

Note:

(1)
At December 31, 2007, the CBM key resource play had 4,926 gross producing gas wells (4,627 net gas wells).

        The following describes EnCana's major producing areas or activities in the Canadian Foothills Division.

Greater Sierra

        The Greater Sierra area of northeast British Columbia is one of EnCana's key natural gas resource plays. Primary focus is on the continued development of the Devonian Jean Marie formation and the pilot development of the Devonian Shale formation.

        In 2007, EnCana drilled approximately 109 net natural gas wells in the area and production averaged approximately 211 million cubic feet per day of natural gas. Production has remained relatively constant over the past two years as EnCana has reduced capital expenditures, and is currently targeting a load leveled drilling program that is expected to continue to maintain current production levels.

        EnCana controls approximately 346,000 undeveloped gross acres (205,000 net acres) in the emerging Devonian Shale formation of the Horn River Basin in northeast British Columbia. The Horn River Formation shales (Muskwa, Otter Park and Evie) in EnCana's focus area are upwards of 360 feet thick and to date have been evaluated with six wells (five vertical and one horizontal), two of which have been placed on long-term production. In 2008, EnCana plans to drill, complete and tie-in four horizontal wells and participate in three others.

        As at December 31, 2007, EnCana held an average 99 percent interest in 13 production facilities in the area that were capable of processing approximately 486 million cubic feet per day of natural gas. EnCana also holds a 100 percent interest in the Ekwan pipeline which has a capacity of approximately 400 million cubic feet per day and transports natural gas from northeast British Columbia to Alberta.

Cutbank Ridge

        Cutbank Ridge is a key natural gas resource play located in the Canadian Rocky Mountain foothills, southwest of Dawson Creek, British Columbia. Key producing horizons in Cutbank Ridge include the Cadomin, Doig and Montney zones. The majority of the Corporation's lands in this area were purchased in 2003. The Cadomin and Montney formations are almost exclusively being developed with horizontal well technology. In 2007, significant improvements were achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2007, EnCana drilled approximately 81 net natural gas wells in the area and production averaged approximately 234 million cubic feet per day of natural gas.

        EnCana's Steeprock plant has a capacity of approximately 70 million cubic feet per day and is currently under expansion to process an anticipated total of 140 million cubic feet per day.

Bighorn

        The Bighorn area in west central Alberta is another of EnCana's key natural gas resource plays, focusing on exploitation of multi-zone stacked Cretaceous sands in the Deep Basin. The primary producing properties in Bighorn are Wild River, Resthaven, Kakwa, Berland and Aurora. In 2007, EnCana drilled approximately 58 net wells in the area and production averaged approximately 119 million cubic feet per day of sweet natural gas.

        In 2007, new technology and regulatory approval permitting the reporting of production of commingled volumes from multiple zones allowed for significant advancements in well cost and cycle times. Pad drilling and simultaneous operations commenced in most of the areas. Well costs were reduced by approximately 25 percent and cycle times decreased by approximately 49 percent.

        EnCana has a working interest in a number of natural gas plants within Bighorn. The Resthaven plant, in which EnCana has a 65 percent working interest, has a capacity of approximately 100 million cubic feet per day. The Kakwa gas plant has a capacity of approximately 30 million cubic feet per day. EnCana owns 50 percent of this plant and has firm processing capacity for the remaining 50 percent. The Wild River plant, in which EnCana holds a 70 percent working interest, has a capacity of approximately 30 million cubic feet per day and the Berland River plant, in which EnCana holds a 24 percent working interest, has a capacity of approximately 40 million cubic feet per day. In June 2007, a 20 million cubic feet per day compressor station was commissioned at Aurora along with a 27 kilometre pipeline to move the first gas volumes from this emerging property.

Clearwater

        The Clearwater business unit extends from the U.S. border to just north of Edmonton. The primary focus of Clearwater is the CBM key natural gas resource play; however, Clearwater is also responsible for the development of the Mannville coalbed methane fairway, and deeper Cretaceous reservoirs. EnCana holds a combination of both fee lands, where it owns the mineral rights, and Crown lands within Clearwater. In 2007, EnCana drilled approximately 1,079 net CBM wells and production averaged approximately 259 million cubic feet per day of natural gas from the CBM key resource play.

Sexsmith/Hythe/Saddle Hills

        EnCana produces natural gas, crude oil and NGLs in the Sexsmith/Hythe/Saddle Hills area in northwest Alberta. EnCana operates and has a 62 percent interest in the 210 million cubic feet per day Sexsmith sour natural gas and liquids processing plant. EnCana also operates and owns 100 percent of the Hythe sour natural gas plant, which has a capacity of approximately 170 million cubic feet per day. The Hythe and Sexsmith sour natural gas plants are interconnected by pipeline to provide greater operating efficiencies. In addition, EnCana owns and operates a 275-kilometre natural gas gathering system in the area. The production in this area has steadily declined over the last several years and it is no longer a primary area of focus.

USA Division

        EnCana's operations in the USA Division are focused on exploiting long-life unconventional natural gas formations in the Jonah field in southwest Wyoming, the Piceance Basin in northwest Colorado and the East Texas and Fort Worth basins in Texas. The USA Division also has landholdings in the Columbia River Basin in Washington State and the Maverick Basin in Texas. The majority of the production in the USA Division is from the following four key resource plays: (i) Jonah; (ii) Piceance; (iii) East Texas; and (iv) Fort Worth. The USA Division also has interests in natural gas gathering and processing assets, primarily in Colorado, Wyoming, Texas and Utah.

        In 2007, the USA Division had total capital investment of approximately $1,919 million and drilled approximately 644 net wells. EnCana's 2008 total capital investment in the USA Division is projected to be approximately $2,510 million, which includes the drilling of approximately 650 net wells.

        The following table summarizes landholdings for the USA Division as at December 31, 2007.

	Developed Acreage		Undeveloped Acreage
					Total Acreage
Landholdings (thousands of acres)							Average Working Interest
	Gross	Net	Gross	Net	Gross	Net

Jonah	12	10	146	134	158	144	91%
Piceance	252	240	708	659	960	899	94%
East Texas	102	65	294	245	396	310	78%
Fort Worth	56	53	121	90	177	143	81%
Maverick Basin	17	15	345	220	362	235	65%
Columbia River Basin	—	—	878	397	878	397	45%
Other	278	186	2,777	2,375	3,055	2,561	84%

USA Total	717	569	5,269	4,120	5,986	4,689	78%

        The following table sets forth daily average production figures for the periods indicated.

	Natural Gas (MMcf/d)		Crude Oil and NGLs (bbls/d)		Total Production (MMcfe/d)
Production (annual average)
	2007	2006	2007	2006	2007	2006

Jonah	557	464	5,345	4,257	589	489
Piceance	348	326	2,755	2,416	364	341
East Texas	143	99	207	277	145	100
Fort Worth	124	101	497	607	127	105
Other	173	192	5,376	5,401	205	225

USA Total	1,345	1,182	14,180	12,958	1,430	1,260

        The following table summarizes EnCana's interests in producing wells as at December 31, 2007. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2007.

			Producing Oil Wells		Total Producing Wells
	Producing Gas Wells
Producing Wells (number of wells)
	Gross	Net	Gross	Net	Gross	Net

Jonah	823	732	—	—	823	732
Piceance	2,614	2,306	—	—	2,614	2,306
East Texas	727	438	—	—	727	438
Fort Worth	711	616	—	—	711	616
Other	2,352	1,553	8	4	2,360	1,557

USA Total	7,227	5,645	8	4	7,235	5,649

        The following describes EnCana's major producing areas or activities in the USA Division.

Jonah

        EnCana produces natural gas and associated NGLs from the Jonah field, located in the Green River Basin in southwest Wyoming. The Jonah key resource play produces from the Lance formation, which contains vertically stacked sands that exist at depths between 8,500 and 13,000 feet. The wells are stimulated with multi-stage advanced hydraulic fracturing techniques.

        EnCana currently plans to drill the field to ten acre spacing and has approximately 430 net remaining ten acre locations left to drill. Additional locations at tighter spacing are available if required to achieve optimal recovery. In 2007, EnCana drilled approximately 135 net wells in the Jonah area and production of natural gas averaged approximately 557 million cubic feet per day.

Piceance

        The Piceance Basin in northwest Colorado is one of EnCana's key natural gas resource plays. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. EnCana's May 2004 acquisition of Tom Brown, Inc. included properties and natural gas production in the basin. In 2007, EnCana drilled approximately 286 net wells in the basin and production of natural gas averaged approximately 348 million cubic feet per day.

        In 2006, EnCana finalized four agreements to jointly develop portions of the Piceance Basin. For the period 2007 to 2009, it is expected that EnCana will drill approximately 267 wells with third party funds and EnCana's partners will fund the drilling of approximately 182 more wells, allowing the third parties to earn approximately 20,000 net acres. During 2007, EnCana drilled approximately 131 net wells with third party funds and our partners drilled approximately 30 more wells.

        In 2007, EnCana executed another development agreement with a third party, encompassing approximately 13,000 acres. EnCana's partner is expected to drill 64 wells by June 1, 2009, of which approximately 20 wells were drilled in 2007.

East Texas

        EnCana produces natural gas and associated NGLs in the East Texas Basin, one of EnCana's key resource plays. EnCana first entered East Texas with the acquisition of Tom Brown, Inc. in 2004. In 2005, EnCana entered the Deep Bossier play through an acquisition of a 30 percent interest in the Leor Energy group's Deep Bossier assets. Subsequently, in 2006, EnCana increased this interest to 50 percent. In November 2007, EnCana acquired the Leor Energy group's remaining interests in the Deep Bossier play as well as additional East Texas acreage. This tight gas, multi-zone play targets the Bossier and Cotton Valley zones. During 2007, EnCana drilled approximately 35 net wells in the basin and production averaged approximately 143 million cubic feet per day of natural gas.

Fort Worth

        EnCana produces natural gas and associated NGLs in the Fort Worth Basin in north Texas. The Fort Worth Basin is one of EnCana's key resource plays. Since entering the area in 2003, the Corporation has assembled a significant land position in the Barnett Shale play in this basin. EnCana is applying horizontal drilling and multi-stage reservoir stimulation to improve performance in this play. EnCana drilled approximately 75 net wells in the basin in 2007 and production averaged approximately 124 million cubic feet per day of natural gas.

Maverick Basin

        EnCana controls approximately 345,000 undeveloped gross acres (220,000 net acres) in the Maverick Basin of southwest Texas. This acreage, acquired in September 2005, contains significant exploratory potential in the Pearsall Shale, plus multi-zone potential in the uphole section. In 2007, EnCana entered into a joint venture agreement to drill between three and seven wells, with an option to drill more. The first of these wells is expected to be drilled and tested in the first quarter of 2008.

Columbia River Basin

        EnCana currently holds approximately 400,000 net acres in the Columbia River Basin. In 2007, EnCana concluded a three well exploration program in the basin that was funded by third party capital. The exploration wells did not flow commercial quantities of gas. EnCana has no immediate plans for further drilling in the basin.

Gathering & Processing Facilities

        EnCana owns and operates various gas gathering and processing facilities within the USA Division. The Corporation's gathering, compression and processing facilities in the Piceance Basin include over 2,500 kilometres of pipelines and a processing facility with a capacity of approximately 60 million cubic feet per day. In Texas, EnCana's gathering facilities include field compression and over 715 kilometres of pipeline. Near Ft. Lupton, Colorado, the gathering and processing facilities include field compression, over 1,000 kilometres of pipelines and a processing facility with a capacity of approximately 90 million cubic feet per day. Near Moab, Utah, EnCana owns a cryogenic natural gas processing plant with a capacity of approximately 60 million cubic feet per day. In west central Wyoming, EnCana has field compression, over 500 kilometres of pipelines and a refrigeration facility with a capacity of approximately 70 million cubic feet per day.

Integrated Oil Division

        The Integrated Oil Division includes all of the assets within the integrated oil business with ConocoPhillips described below, as well as the Corporation's other bitumen interests and the natural gas assets located on the Cold Lake Air Weapons Range. The Division has assets in both Canada and the U.S. and contains two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake. As at December 31, 2007, the Corporation held bitumen rights of approximately 953,000 gross acres (656,000 net acres) within the Athabasca and Cold Lake areas, as well as the exclusive rights to lease an additional 629,000 net acres on behalf of itself and/or its assignees on the Cold Lake Air Weapons Range.

        In 2007, the Integrated Oil Division had total capital investment of approximately $671 million and drilled approximately 35 net wells. EnCana's 2008 total capital investment in the Integrated Oil Division is projected to be approximately $1,287 million which includes the drilling of approximately 42 net wells. Approximately $1,165 million of the total capital investment is related to the Foster Creek and Christina Lake oil projects and refinery expansion projects associated with the integrated oil business.

        The following table summarizes landholdings for the Integrated Oil Division as at December 31, 2007.

	Developed Acreage		Undeveloped Acreage
					Total Acreage
Landholdings (thousands of acres)							Average Working Interest
	Gross	Net	Gross	Net	Gross	Net

Cold Lake Air Weapons Range	415	392	405	375	820	767	94%
Foster Creek(1)	24	12	48	31	72	43	60%
Christina Lake	1	—	27	14	28	14	50%
Borealis	—	—	37	37	37	37	100%
Other	173	103	1,090	767	1,263	870	69%

Integrated Oil Total	613	507	1,607	1,224	2,220	1,731	78%

Note:

(1)
As of December 31, 2007, ConocoPhillips had not made an election to acquire an undivided 50 percent working interest share of a recent lease acquisition under an area of mutual interest arrangement with EnCana.

        The following table sets forth daily average production figures for the periods indicated.

	Natural Gas (MMcf/d)		Crude Oil and NGLs (bbls/d)		Total Production (MMcfe/d)
Production (annual average)
	2007	2006	2007	2006	2007	2006

Cold Lake Air Weapons Range	86	106	—	—	86	106
Foster Creek	—	—	24,262	36,910	146	221
Christina Lake	—	—	2,552	5,858	15	35
Other	5	7	2,688	5,185	21	38

Integrated Oil Total	91	113	29,502	47,953	268	400

Note:

(1)
2007 production shown reflects the contribution of Foster Creek and Christina Lake into the integrated oil business with ConocoPhillips. 2006 production is shown prior to the contribution of Foster Creek and Christina Lake into the integrated oil business with ConocoPhillips.

        The following table summarizes EnCana's interests in producing wells as at December 31, 2007. These figures exclude wells which were capable of producing, but that were not producing as of December 31, 2007.

	Producing Gas Wells		Producing Oil Wells		Total Producing Wells
Producing Wells (number of wells)
	Gross	Net	Gross	Net	Gross	Net

Cold Lake Air Weapons Range	707	664	—	—	707	664
Foster Creek	—	—	84	42	84	42
Christina Lake	6	3	9	5	15	8
Other	—	—	26	23	26	23

Integrated Oil Total	713	667	119	70	832	737

        The following describes EnCana's major producing areas or activities in the Integrated Oil Division.

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

        In 2007, natural gas production was impacted by the September 2003, July 2004, September 2004 and July 2007 ERCB decisions to shut-in McMurray, Wabiska and Clearwater natural gas production that may put at risk the recovery of bitumen resources in the area. The decisions resulted in a decrease in annualized natural gas production of approximately 20 million cubic feet per day in 2007 (18 million cubic feet per day in 2006). On September 1, 2007, approximately 29 additional wells were shut-in in accordance with the July 2007 ERCB decision. There were no additional wells shut-in in 2006. The Alberta Government's Department of Energy ("ADOE") is providing financial assistance in the form of a royalty credit, which is equal to approximately 50 percent of the cash flow lost as a result of the shut-in wells.

Foster Creek

        At December 31, 2007, EnCana had a 50 percent working interest in Foster Creek, one of EnCana's key crude oil resource plays. EnCana holds surface access rights from the Governments of Canada and Alberta and bitumen rights for exploration, development and transportation from areas within the Cold Lake Air Weapons Range which were granted by the Government of Alberta. Additionally, EnCana has the exclusive rights to lease several hundred thousand acres of bitumen rights in other areas on the Cold Lake Air Weapons Range on behalf of itself and/or its assignees. EnCana is currently operating an in-situ oil recovery project in the Foster Creek area using steam-assisted gravity drainage ("SAGD") technology.

        In the fourth quarter of 2006, EnCana completed the second stage of an expansion that added an additional 20,000 barrels of bitumen per day of capacity, increasing production capacity at Foster Creek to approximately 60,000 barrels per day. Current expansions are already underway and are expected to increase production capacity to approximately 120,000 barrels of bitumen per day by the end of 2009.

        EnCana continues to research and develop technologies to increase recovery and decrease the costs of extracting crude oil bitumen. One focus area is alternate methods of artificial lift where EnCana is operating new pump designs that are expected to enable the Corporation to optimize SAGD performance by operating at lower pressures, thereby realizing lower steam-oil ratios and decreasing facility capital costs. At December 31, 2007, EnCana had 68 wells on electrical submersible pumps at Foster Creek, and the Corporation expects to continue to utilize this technology on new SAGD wells.

        EnCana is also focused on reducing its reliance on natural gas for the production of steam in bitumen production. EnCana has piloted two technologies using solvents as part of the extraction process. The Vapex process, which uses solvent in place of steam, was piloted at Foster Creek from 2002 to 2005. Results from the Vapex pilot are being utilized during investigations into new production strategies for bitumen recovery. The Solvent Aided Process ("SAP") is discussed in the Christina Lake section.

        EnCana continues to operate its 80 megawatt natural gas-fired cogeneration facility in conjunction with its SAGD operation at Foster Creek. The steam and power generated by the facility is being used within the SAGD operation and the excess power generated is being sold into the Alberta Power Pool grid.

Christina Lake

        At December 31, 2007, EnCana had a 50 percent working interest in a SAGD oil recovery project at Christina Lake, one of EnCana's key crude oil resource plays. Current expansions already underway are expected to increase production capacity to approximately 18,000 barrels per day by the second half of 2008. In 2007, EnCana continued to utilize the remote water disposal system to successfully manage bottom water pressures and improve the steam-oil ratio.

        The next phase of expansion at Christina Lake which is expected to increase production capacity by approximately 40,000 barrels of bitumen per day has been approved by the FCCL Oil Sands Partnership ("FCCL"). Regulatory approval had previously been received for development at Christina Lake for up to 70,000 barrels of bitumen per day. In July 2007, EnCana filed an amended application with the ERCB to expand the Christina Lake development plan to 100,000 barrels of bitumen per day. Approval of the amended plan is expected by mid-year 2008, with construction expected to take approximately two years to complete. This next phase of expansion is expected to increase production capacity to approximately 58,000 barrels of bitumen per day.

        In 2004, EnCana commenced a pilot SAP program at Christina Lake. This process mixes a small amount of solvent with steam to enhance recovery. EnCana continues to produce and monitor current SAP pilot wells and recently began work with another SAP well test in the main reservoir. This second SAP test well is scheduled to start steaming in 2008 and is expected to provide information on optimal well spacing. Business cases are being evaluated for the potential use of this technology in the Christina Lake development plan.

Borealis

        EnCana has a 100 percent working interest in the Borealis area, which is located approximately 90 kilometres north of Fort McMurray. Borealis is not included in the venture with ConocoPhillips. As of December 31, 2007, EnCana has drilled approximately 191 delineation wells in the Greater Borealis area since 2000. A joint application for development has been submitted to the ERCB and Alberta Environment that would allow for the construction of a SAGD facility with production capacity of approximately 35,000 barrels of bitumen per day. Production from this facility is expected to commence in 2015. In 2008, EnCana plans to continue its evaluation of the Greater Borealis area by drilling nine more wells to test specific reservoir properties of the McMurray Formation and to test for potential water disposal zones.

Integrated Oil Business

        On January 3, 2007, EnCana completed the creation of an integrated oil business with ConocoPhillips. The integrated oil business includes Canadian upstream assets contributed by EnCana and U.S. downstream assets contributed by ConocoPhillips.

        The upstream portion of the integrated oil business is conducted through FCCL which owns the Foster Creek and Christina Lake in-situ oil recovery projects contributed by EnCana. EnCana and ConocoPhillips each own 50 percent of FCCL. EnCana is the operating and managing partner of FCCL. The downstream portion of the integrated oil business is conducted through WRB Refining LLC ("WRB") which owns the Wood River and Borger refineries contributed by ConocoPhillips. EnCana and ConocoPhillips each own 50 percent of WRB; however, ConocoPhillips held a disproportionate economic interest in the Borger refinery of 85 percent in 2007 and will have a 65 percent interest in 2008 before reverting to 50 percent in 2009. ConocoPhillips is the operator and manager of WRB. FCCL has a Management Committee, while WRB has a Board of Directors; both are comprised of three EnCana and three ConocoPhillips representatives, with each company holding equal voting rights.

        The goal of FCCL is to increase production to approximately 400,000 barrels per day of bitumen by 2015, with the intention to transport and sell the bitumen at major Alberta trading hubs.

        The following table summarizes the combined refineries' key operational results for 2007.

Refinery Operations(1)	2007

Crude Oil Capacity (Mbbls/d)	452
Crude Oil Runs (Mbbls/d)	432
Crude Utilization (%)	96%

Refined Products (Mbbls/d)
Gasoline	246
Distillates	128
Other	83

Total	457

Note:

(1)
Represents 100 percent of the Wood River and Borger refinery operations.

        The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 barrels per day of crude oil and approximately 45,000 barrels per day of NGLs. It processes mainly medium, high-sulphur and heavy, high-sulphur crude oil and NGLs that it receives from North American pipeline systems to produce gasoline, diesel and jet fuel along with NGLs and solvents. The refined products are transported via pipelines to markets in Texas, New Mexico, Colorado and the mid-continent. In July 2007, a new coker with a capacity of approximately 25,000 barrels per day was brought into service along with a new vacuum unit and revamped gas oil and distillate hydrotreaters. This project has enabled the refinery to process heavy oil blends, particularly Canadian bitumen, and comply with clean fuel regulations for ultra-low sulphur diesel and low-sulphur gasoline. The project has also enabled compliance with required reductions of sulphur dioxide emissions.

        The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 barrels per day of crude oil. It processes mainly light, low-sulphur and heavy, high-sulphur crude oil that it receives from North American crude oil pipelines to produce gasoline, diesel and jet fuel, petrochemical feedstocks and asphalt. The gasoline and diesel are transported via pipelines to markets in the upper midwest. Other products are transported via pipeline, truck, barge and railcar to markets in the midwest. In early 2007, the refinery completed the construction of a facility utilizing proprietary sulphur removal technology for the production of low-sulphur gasoline.

        The goal of WRB is to refine approximately 275,000 barrels per day of bitumen to primarily motor fuels by 2015. Currently, WRB has processing capability to refine up to approximately 70,000 barrels per day of bitumen.

Offshore & International Division

        The Offshore & International Division invests a small portion of EnCana's capital in exploration opportunities, primarily in Atlantic Canada, Brazil, the Middle East and Europe. In 2007, EnCana's Offshore & International Division had total capital investment of approximately $106 million and drilled approximately three net wells. EnCana's 2008 total capital investment in the Offshore & International Division is projected to be approximately $56 million, which includes the drilling of approximately one net well and the commencement of the major contracting activities related to the development of the Deep Panuke natural gas project.

Atlantic Canada

        At December 31, 2007, EnCana held an interest in approximately 533,000 gross acres (177,000 net acres) in Atlantic Canada, which includes Nova Scotia and Newfoundland and Labrador. EnCana operates five of its ten licenses in these areas and has an average working interest of approximately 33 percent.

        EnCana is the operator of the Deep Panuke gas field, located offshore Nova Scotia, and has an approximate 78 percent interest at December 31, 2007, based upon proposed unitization. EnCana is currently moving forward with the development of the Deep Panuke natural gas project. In June 2006, EnCana and the Province of Nova Scotia reached an Offshore Strategic Energy Agreement that established the framework for the potential development of the Deep Panuke natural gas project. Subsequently, in November 2006, EnCana filed the

Development Plan Application ("DPA") with the Canada-Nova Scotia Offshore Petroleum Board. The filing included an Environmental Assessment Report and an application to the National Energy Board for approval of the construction and operation of an offshore pipeline. Regulatory approval of the DPA was received from the Governments of Nova Scotia and Canada on October 2, 2007. EnCana's Board of Directors authorized funding for the development of the Deep Panuke natural gas project on October 23, 2007. In November 2007, EnCana announced it had entered into an agreement with Single Buoy Moorings Inc. for the provision and operation of the Deep Panuke production field centre. The Deep Panuke natural gas project is expected to start production in late 2010.

Brazil

        EnCana has non-operated interests in ten deep and ultra-deep water exploration blocks offshore Brazil, nine of which are operated by Petrobras, the Brazilian national oil company. EnCana's landholdings on these offshore blocks total approximately 1.7 million gross acres (522,000 net acres) with an average working interest of approximately 31 percent.

        In September 2007, EnCana reached an agreement to sell all of its remaining interests in Brazil. The sale is subject to closing conditions and regulatory approvals, which are expected to be completed in the first half of 2008.

Middle East

        EnCana has a 50 percent working interest in Block 2, which encompasses most of the onshore lands in the State of Qatar and covers approximately 2.2 million gross acres (1.1 million net acres). One well commenced drilling in the third quarter of 2007 and completed drilling in January 2008. The results are currently being evaluated. A second well is scheduled for the first quarter of 2008.

Greenland

        At December 31, 2007, EnCana had an approximate 87 percent working interest in two exploration blocks offshore Greenland, comprising approximately 1.7 million gross acres (1.5 million net acres). In late 2007, EnCana received regulatory approval for the farmout of 40 percent of its interest in both blocks effective January 1, 2008. EnCana plans to conduct a seabed logging program in 2008 as part of its current work commitment.

France

        EnCana has a 100 percent interest in the Foix exploration permit, which encompasses approximately 859,000 gross acres in the onshore Aquitaine Basin in southwest France. The Corporation drilled two exploration wells in 2007. Both wells have been abandoned. EnCana continues to evaluate plans for 2008.

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

Natural Gas Marketing

        In 2007, approximately 92 percent of EnCana's sales of produced natural gas were directly marketed by EnCana to local distribution companies, industrials, other producers and energy marketing companies. The remaining eight percent of sales of produced natural gas were marketed to aggregators who supply natural gas to markets throughout North America. Prices received by EnCana are based primarily upon prevailing index prices for natural gas. Prices are impacted by competing fuels in such markets and by regional supply and demand for natural gas.

        EnCana mitigates the market risk associated with forecasted cash flows by entering into various risk management contracts relating to produced natural gas. For 2008, after taking into account its risk management contracts, EnCana's gas sales price portfolio exposure consists of approximately 1.6 billion cubic feet per day for 2008 at an average fixed NYMEX price of approximately $8.21 per million cubic feet with the remainder unhedged. Details of these transactions are found in Note 18 to EnCana's audited consolidated financial statements for the year ended December 31, 2007.

Crude Oil Marketing

        EnCana, through its operating divisions, sells and manages the transportation of its western Canadian crude oil to markets in Canada and the U.S. (95,082 barrels per day in 2007 and 132,760 barrels per day in 2006). Crude oil sales are normally executed under spot, term and monthly evergreen contracts with delivery to major pipeline hubs, such as Edmonton and Hardisty, in Alberta, with EnCana arranging the intermediate transportation on the feeder pipeline systems. Sales are also made on a delivered basis using trunk pipeline systems, such as the Enbridge system, for sales to U.S. refinery destinations.

        EnCana provides North American marketing services to certain organizations on a fee for service basis. In 2007, EnCana provided marketing services to the ADOE (17,314 barrels per day in 2007 and 45,542 barrels per day in 2006). This agency agreement ended in May of 2007. Additionally, in 2007, EnCana marketed 71,415 barrels per day of blend oil on behalf of FCCL. This agency agreement became effective on January 2, 2007.

        To help mitigate the market risk associated with forecasted cash flows, EnCana enters into various risk management contracts relating to crude oil. Details of these transactions are found in Note 18 to EnCana's audited consolidated financial statements for the year ended December 31, 2007.

Power

        EnCana is a large consumer of electricity in Alberta and uses a portfolio of physical assets, short to medium term purchases and sales and spot market purchases to manage the cost of electricity for its operating divisions in Alberta's deregulated market. The physical assets include two, 106 megawatt gas-fired power plants in southern Alberta. The Cavalier Power Station, located approximately 54 kilometres east of Calgary, is 100 percent owned and operated by EnCana. The Balzac Power Station, in which EnCana holds a 50 percent non-operated interest, is also located near Calgary. EnCana's electricity requirements in Alberta are approximately 185 megawatts and its generation capacity is approximately 159 megawatts, excluding both the electricity requirements and generation capacity of the Integrated Oil Division.

RESERVES AND OTHER OIL AND GAS INFORMATION

        EnCana has retained independent qualified reserves evaluators to evaluate and prepare reports on 100 percent of EnCana's natural gas, crude oil and NGLs reserves annually since its inception. In 2007, EnCana's Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton.

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

Reserves Quantities Information

        EnCana's natural gas reserves increased by approximately seven percent in 2007 as a result of successful exploration and development drilling, which resulted in extensions and discoveries of 1,776 billion cubic feet. Changes in the revisions and improved recovery category for natural gas reserves were positive at 165 billion cubic feet, or approximately one percent of proved natural gas reserves at the beginning of 2007. Reserve additions from revisions and improved recovery and extensions and discoveries were generally equally distributed between Canada and the U.S. Approximately 12 percent of natural gas additions in 2007 were due to acquisitions, with approximately 75 percent of these additions attributable to the Leor Energy group acquisition.

        In 2006 and 2005, natural gas reserves increased primarily from development and exploration drilling.

        EnCana's crude oil and NGLs reserves were down approximately eighteen percent at year end 2007 in comparison to year end 2006 as a consequence of the contribution of the Corporation's interests in Foster Creek and Christina Lake into the integrated oil business effective January 2, 2007. Subsequent to this transaction, EnCana's crude oil and NGLs reserves increased approximately 26 percent over the balance of the year, mainly due to additions at Foster Creek and Christina Lake.

        In 2006, significant increases in proved reserves primarily at Foster Creek and Christina Lake were offset by the completion of the sale of EnCana's interests in Ecuador and negative revisions in Canada. The downward revision in Canada was a consequence of net reserves being reduced in light of higher calculated average royalty rates at Foster Creek stemming from an almost two fold increase in field prices relative to the prior year end.

        In 2005, crude oil and NGLs reserves increased significantly, largely as a result of the reinstatement, due to prices at year end 2005, of 363 million barrels that appeared as a downward revision in 2004 due to anomalously lower bitumen prices at year end 2004.

        In keeping with U.S. standards requiring that the reserves and related future net revenue be estimated under existing economic and operating conditions (i.e., prices and costs as of the date that the estimate is made), reference year end 2007 prices were as follows: crude oil (WTI) $95.95/bbl, (Edmonton Light) C$93.39/bbl, increases of 58 percent and 38 percent from year end 2006, respectively; Foster Creek field price C$49.60/bbl, an increase of 41 percent from year end 2006; natural gas (Henry Hub) $6.80/MMbtu, an increase of 20 percent from year end 2006; and natural gas (AECO) C$6.63/MMbtu, an increase of 9 percent from year end 2006.

        Each year, EnCana reviews the methodologies employed to arrive at year end prices to ensure that they are determined in a manner which is most consistent with SEC standards. At year end 2007, this review has resulted in EnCana changing its methodology with respect to bitumen price determination, placing greater emphasis on spot prices for the Western Canadian Select marker.

        The following table sets forth reserves continuity information prepared by EnCana in accordance with U.S. disclosure standards, including SFAS 69. The end of year numbers represent estimates derived from the reports of the independent qualified reserves evaluators referred to above.

Net Proved Reserves (EnCana Share After Royalties)(1,2)
Constant Pricing

	Natural Gas (billions of cubic feet)			Crude Oil and Natural Gas Liquids (millions of barrels)
	Canada	United States	Total	Canada	United States	Ecuador	Total

2005
Beginning of year	5,824	4,636	10,460	266.9	91.0	143.3	501.2
Revisions due to bitumen price	—	—	—	362.7 (3)	—	—	362.7

Beginning of year before bitumen revisions	5,824	4,636	10,460	629.6	91.0	143.3	863.9
Revisions and improved recovery	202	(260)	(58)	222.1	(3.2)	8.1	227.0
Extensions and discoveries	1,289	1,252	2,541	148.1	8.9	10.2	167.2
Purchase of reserves in place	7	76	83	—	0.4	—	0.4
Sale of reserves in place	(30)	(37)	(67)	(15.1)	(39.0)	—	(54.1)
Production	(775)	(400)	(1,175)	(52.2)	(5.0)	(26.6)	(83.8)

End of year	6,517	5,267	11,784	932.5	53.1	135.0 (4)	1,120.6

Developed	4,513	2,718	7,231	318.7	32.2	104.0	454.9
Undeveloped	2,004	2,549	4,553	613.8	20.9	31.0	665.7

Total	6,517	5,267	11,784	932.5	53.1	135.0	1,120.6

2006
Beginning of year	6,517	5,267	11,784	932.5	53.1	135.0	1,120.6
Revisions and improved recovery	301	(88)	213	(39.0)	(1.1)	—	(40.1)
Extensions and discoveries	1,014	606	1,620	238.7	6.4	—	245.1
Purchase of reserves in place	—	68	68	—	0.3	—	0.3
Sale of reserves in place	(6)	(32)	(38)	(0.1)	—	(130.6)	(130.7)
Production	(798)	(431)	(1,229)	(52.7)	(4.7)	(4.4)	(61.8)

End of year	7,028	5,390	12,418	1,079.4 (5)	54.0	—	1,133.4

Developed	4,718	2,964	7,682	316.9	33.5	—	350.4
Undeveloped	2,310	2,426	4,736	762.5	20.5	—	783.0

Total	7,028	5,390	12,418	1,079.4 (5)	54.0	—	1,133.4

2007
Beginning of year	7,028	5,390	12,418	1,079.4	54.0	—	1,133.4
FCCL Partnership contribution	—	—	—	(398.0) (5)	—	—	(398.0)

Effective Jan 2, 2007	7,028	5,390	12,418	681.4	54.0	—	735.4
Revisions and improved recovery	87	78	165	75.5	3.6	—	79.1
Extensions and discoveries	949	827	1,776	155.8	5.9	—	161.7
Purchase of reserves in place	63	211	274	0.2	—	—	0.2
Sale of reserves in place	(24)	(7)	(31)	(0.2)	—	—	(0.2)
Production	(811)	(491)	(1,302)	(43.8)	(5.2)	—	(49.0)

End of year	7,292	6,008	13,300	868.9	58.3	—	927.2

Developed	4,868	3,368	8,236	289.5	37.0	—	326.5
Undeveloped	2,424	2,640	5,064	579.4	21.3	—	600.7

Total	7,292	6,008	13,300	868.9	58.3	—	927.2

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

(3)
Reinstatement, as a result of year end 2005 prices, of the Corporation's Foster Creek proved bitumen reserves that were deducted as a revision due to bitumen price at year end 2004.

(4)
The Corporation divested its Ecuadorian operations in 2006.

(5)
Proved crude oil and NGLs reserves at December 31, 2006 include approximately 800 million barrels of bitumen, of which 796 million barrels was attributable to the Corporation's interests in Foster Creek and Christina Lake on that date. Effective January 2, 2007, these interests were contributed to FCCL in which the Corporation has a 50 percent interest. Accordingly, effective as at that date, the Corporation's reserves associated with those properties were reduced by 398 million barrels.

(6)
In October, 2007, the Government of Alberta announced proposed changes to its provincial royalty regime effective January 1, 2009. In accordance with U.S. disclosure requirements, the reserves estimates at December 31, 2007 have been prepared using royalty regimes then in effect.

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

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

	Canada			United States
	2007	2006	2005	2007	2006	2005

	($ millions)
Future cash inflows	95,778	72,262	71,786	38,398	27,165	40,504
Less future:
Production costs	25,089	20,471	16,765	5,869	4,123	3,262
Development costs	10,171	9,355	6,164	6,943	4,715	4,174
Asset retirement obligation payments	3,320	2,397	2,269	532	396	264
Income taxes	12,871	8,816	13,170	7,375	5,349	11,041

Future net cash flows	44,327	31,223	33,418	17,679	12,582	21,763
Less 10% annual discount for estimated timing of cash flows	21,663	14,627	13,281	8,196	6,128	10,291

Discounted future net cash flows	22,664	16,596	20,137	9,483	6,454	11,472

	Ecuador			Total
	2007	2006	2005	2007	2006	2005

	($ millions)
Future cash inflows	—	—	5,350	134,176	99,427	117,640
Less future:
Production costs	—	—	2,093	30,958	24,594	22,120
Development costs	—	—	429	17,114	14,070	10,767
Asset retirement obligation payments	—	—	24	3,852	2,793	2,557
Income taxes	—	—	662	20,246	14,165	24,873

Future net cash flows	—	—	2,142	62,006	43,805	57,323
Less 10% annual discount for estimated timing of cash flows	—	—	574	29,859	20,755	24,146

Discounted future net cash flows	—	—	1,568	32,147	23,050	33,177

Changes in Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves

	Canada			United States
	2007	2006	2005	2007	2006	2005

	($ millions)
Balance, beginning of year	16,596	20,137	12,178	6,454	11,472	7,488
Changes resulting from:
Sales of oil and gas produced during the period	(6,055)	(5,970)	(5,720)	(3,281)	(2,373)	(2,436)
Discoveries and extensions, net of related costs	3,796	2,584	4,278	1,591	877	3,582
Purchases of proved reserves in place	129	—	26	372	69	237
Sales of proved reserves in place	(2,933)	(19)	(279)	(15)	(85)	(486)
Net change in prices and production costs	11,077	(5,797)	11,624	4,818	(7,636)	4,716
Revisions to quantity estimates	823	155	1,071	830	265	(700)
Accretion of discount	2,087	2,809	1,629	924	1,714	1,103
Previously estimated development costs incurred net of change in future development costs	(667)	(805)	(888)	(907)	(350)	162
Other	(82)	(174)	63	(113)	(381)	(64)
Net change in income taxes	(2,107)	3,676	(3,845)	(1,190)	2,882	(2,130)

Balance, end of year	22,664	16,596	20,137	9,483	6,454	11,472

	Ecuador			Total
	2007	2006	2005	2007	2006	2005

	($ millions)
Balance, beginning of year	—	1,568	1,202	23,050	33,177	20,868
Changes resulting from:
Sales of oil and gas produced during the period	—	(142)	(604)	(9,336)	(8,485)	(8,760)
Discoveries and extensions, net of related costs	—	—	159	5,387	3,461	8,019
Purchases of proved reserves in place	—	—	—	501	69	263
Sales of proved reserves in place	—	(1,359)	—	(2,948)	(1,463)	(765)
Net change in prices and production costs	—	—	967	15,895	(13,433)	17,307
Revisions to quantity estimates	—	—	88	1,653	420	459
Accretion of discount	—	—	147	3,011	4,523	2,879
Previously estimated development costs incurred net of change in future development costs	—	(46)	(148)	(1,574)	(1,201)	(874)
Other	—	—	8	(195)	(555)	7
Net change in income taxes	—	(21)	(251)	(3,297)	6,537	(6,226)

Balance, end of year	—	—	1,568	32,147	23,050	33,177

Results of Operations, Capitalized Costs and Costs Incurred

Results of Operations

	Canada			United States			Ecuador(1)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

	($ millions)
Oil and gas revenues, net of royalties, transportation and selling costs	7,362	7,190	6,701	4,065	3,096	3,052	—	190	873
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	1,307	1,220	981	784	723	616	—	48	269
Depreciation, depletion and amortization	2,298	2,146	1,961	1,181	869	712	—	84	234

Operating income (loss)	3,757	3,824	3,759	2,100	1,504	1,724	—	58	370
Income taxes	1,114	1,235	1,274	809	556	638	—	21	134

Results of operations	2,643	2,589	2,485	1,291	948	1,086	—	37	236

	Other			Total
	2007	2006	2005	2007	2006	2005

	($ millions)
Oil and gas revenues, net of royalties, transportation and selling costs	(1)	2	—	11,426	10,478	10,626
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	18	11	6	2,109	2,002	1,872
Depreciation, depletion and amortization	69	10	8	3,548	3,109	2,915

Operating income (loss)	(88)	(19)	(14)	5,769	5,367	5,839
Income taxes	—	—	—	1,923	1,812	2,046

Results of operations	(88)	(19)	(14)	3,846	3,555	3,793

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

Capitalized Costs

	Canada			United States			Ecuador
	2007	2006	2005	2007	2006	2005	2007	2006	2005

	($ millions)
Proved oil and gas properties	36,874	31,546	27,074	13,738	9,796	7,753	—	—	1,926
Unproved oil and gas properties	1,380	1,700	1,998	1,852	1,221	870	—	—	18

Total capital cost	38,254	33,246	29,072	15,590	11,017	8,623	—	—	1,944
Accumulated DD&A	19,286	14,261	12,131	3,783	2,595	1,750	—	—	778

Net capitalized costs	18,968	18,985	16,941	11,807	8,422	6,873	—	—	1,166

	Other			Total
	2007	2006	2005	2007	2006	2005

	($ millions)
Proved oil and gas properties	—	—	—	50,612	41,342	36,753
Unproved oil and gas properties	297	361	470	3,529	3,282	3,356

Total capital cost	297	361	470	54,141	44,624	40,109
Accumulated DD&A	160	98	222	23,229	16,954	14,881

Net capitalized costs	137	263	248	30,912	27,670	25,228

Costs Incurred

	Canada			United States			Ecuador
	2007	2006	2005	2007	2006	2005	2007	2006	2005

	($ millions)
Acquisitions
— Unproved	28	—	—	1,048	278	271	—	—	—
— Proved	61	47	30	1,565	6	141	—	—	—

Total acquisitions	89	47	30	2,613	284	412	—	—	—
Exploration costs	427	403	817	48	236	264	—	1	15
Development costs	3,309	3,611	3,333	1,871	1,826	1,724	—	46	164

Total costs incurred	3,825	4,061	4,180	4,532	2,346	2,400	—	47	179

	Other			Total
	2007	2006	2005	2007	2006	2005

	($ millions)
Acquisitions
— Unproved	—	—	—	1,076	278	271
— Proved	—	—	—	1,626	53	171

Total acquisitions	—	—	—	2,702	331	442
Exploration costs	60	75	70	535	715	1,166
Development costs	—	—	—	5,180	5,483	5,221

Total costs incurred	60	75	70	8,417	6,529	6,829

Production Volumes and Per-Unit Results

Production Volumes

        The following tables summarize net daily production volumes for EnCana on a quarterly basis for the periods indicated.

	Production Volumes — 2007
	Year	Q4	Q3	Q2	Q1

PRODUCTION VOLUMES
Continuing Operations:
Produced Gas (MMcf/d)
Canada	2,221	2,258	2,243	2,203	2,178
United States	1,345	1,464	1,387	1,303	1,222

Total Produced Gas	3,566	3,722	3,630	3,506	3,400

Oil and Natural Gas Liquids (bbls/d)
North America
Light and Medium Oil	40,690	40,462	40,345	40,025	41,946
Heavy Oil — Foster Creek/Christina Lake	26,814	27,190	28,740	27,994	23,269
Heavy Oil — Other	41,472	41,621	40,882	40,897	42,500
Natural Gas Liquids(1)
Canada	11,316	12,388	11,141	11,017	10,700
United States	13,862	14,476	15,275	13,483	12,175

Total Oil and Natural Gas Liquids	134,154	136,137	136,383	133,416	130,590

Total Continuing Operations (MMcfe/d)	4,371	4,539	4,448	4,306	4,184

Note:

(1)
Natural gas liquids include condensate volumes.

	Production Volumes — 2006
	Year	Q4	Q3	Q2	Q1

PRODUCTION VOLUMES
Continuing Operations:
Produced Gas (MMcf/d)
Canada	2,185	2,205	2,162	2,192	2,182
United States	1,182	1,201	1,197	1,169	1,161

Total Produced Gas	3,367	3,406	3,359	3,361	3,343

Oil and Natural Gas Liquids (bbls/d)
North America
Light and Medium Oil	44,440	41,972	46,454	43,672	45,680
Heavy Oil — Foster Creek/Christina Lake	42,768	46,678	43,073	39,215	42,050
Heavy Oil — Other	45,858	41,913	43,287	44,572	53,822
Natural Gas Liquids(1)
Canada	11,713	11,856	11,387	11,607	12,006
United States	12,494	12,250	12,520	12,793	12,415

Total Oil and Natural Gas Liquids	157,273	154,669	156,721	151,859	165,973

Total Continuing Operations (MMcfe/d)	4,311	4,334	4,299	4,272	4,339

Discontinued Operations:
Ecuador (bbls/d)	11,996	—	—	—	48,650

Total Discontinued Operations (MMcfe/d)	72	—	—	—	292

Total (MMcfe/d)	4,383	4,334	4,299	4,272	4,631

Note:

(1)
Natural gas liquids include condensate volumes.

	Production Volumes — 2005
	Year	Q4	Q3	Q2	Q1

PRODUCTION VOLUMES
Continuing Operations:
Produced Gas (MMcf/d)
Canada	2,125	2,172	2,123	2,151	2,052
United States	1,095	1,154	1,099	1,061	1,067

Total Produced Gas	3,220	3,326	3,222	3,212	3,119

Oil and Natural Gas Liquids (bbls/d)
North America
Light and Medium Oil	47,032	45,777	42,989	48,381	51,084
Heavy Oil — Foster Creek/Christina Lake	34,379	39,839	32,580	31,025	34,027
Heavy Oil — Other	49,814	52,625	50,856	49,421	46,273
Natural Gas Liquids(1)
Canada	11,907	12,287	11,924	11,719	11,692
United States	13,675	12,824	14,131	13,095	14,666

Total Oil and Natural Gas Liquids	156,807	163,352	152,480	153,641	157,742

Total Continuing Operations (MMcfe/d)	4,161	4,306	4,137	4,134	4,065

Discontinued Operations:
Ecuador (bbls/d)	72,916	70,480	71,896	73,662	75,695

Total Discontinued Operations (MMcfe/d)	437	423	431	442	454

Total (MMcfe/d)	4,598	4,729	4,568	4,576	4,519

Note:

(1)
Natural gas liquids include condensate volumes.

Per-Unit Results

        The following tables summarize net per-unit results for EnCana on a quarterly basis for the periods indicated. The results exclude the impact of realized financial hedging.

	Per-Unit Results — 2007
	Year	Q4	Q3	Q2	Q1

Continuing Operations:
Produced Gas — Canada ($/Mcf)
Price	6.20	6.35	5.36	6.76	6.36
Production and mineral taxes	0.09	0.03	0.10	0.11	0.10
Transportation and selling	0.35	0.35	0.34	0.36	0.36
Operating	0.92	1.03	0.83	0.90	0.91

Netback	4.84	4.94	4.09	5.39	4.99

Produced Gas — United States ($/Mcf)
Price	5.38	5.03	4.68	5.73	6.24
Production and mineral taxes	0.34	0.29	0.38	0.17	0.53
Transportation and selling	0.62	0.64	0.60	0.65	0.61
Operating	0.65	0.70	0.52	0.71	0.67

Netback	3.77	3.40	3.18	4.20	4.43

Produced Gas — Total ($/Mcf)
Price	5.89	5.83	5.10	6.38	6.32
Production and mineral taxes	0.18	0.14	0.21	0.14	0.26
Transportation and selling	0.45	0.46	0.44	0.47	0.45
Operating	0.82	0.90	0.72	0.83	0.82

Netback	4.44	4.33	3.73	4.94	4.79

Natural Gas Liquids — Canada ($/bbl)
Price	59.34	73.39	62.87	55.21	43.26
Production and mineral taxes	—	—	—	—	—
Transportation and selling	1.01	0.96	1.80	0.74	0.54

Netback	58.33	72.43	61.07	54.47	42.72

Natural Gas Liquids — United States ($/bbl)
Price	59.83	73.45	60.17	55.43	47.77
Production and mineral taxes	4.28	6.12	1.95	4.71	4.56
Transportation and selling	0.01	—	0.01	0.01	0.01

Netback	55.54	67.33	58.21	50.71	43.20

Natural Gas Liquids — Total ($/bbl)
Price	59.61	73.42	61.31	55.33	45.66
Production and mineral taxes	2.36	3.30	1.13	2.59	2.43
Transportation and selling	0.46	0.44	0.76	0.34	0.26

Netback	56.79	69.68	59.42	52.40	42.97

Crude Oil — Light and Medium ($/bbl)
Price	58.12	71.48	61.18	53.36	46.40
Production and mineral taxes	2.11	2.20	1.89	2.19	2.14
Transportation and selling	1.41	1.30	1.53	1.36	1.43
Operating	9.72	11.09	9.51	9.28	9.00

Netback	44.88	56.89	48.25	40.53	33.83

	Per-Unit Results — 2007
	Year	Q4	Q3	Q2	Q1

Crude Oil — Total — excluding Foster Creek/Christina Lake ($/bbl)
Price	50.76	59.93	54.68	47.02	41.42
Production and mineral taxes	1.09	1.12	1.01	1.16	1.06
Transportation and selling	1.32	1.23	1.47	1.31	1.27
Operating	9.03	10.52	8.68	8.85	8.06

Netback	39.32	47.06	43.52	35.70	31.03

Crude Oil — Heavy — Foster Creek/Christina Lake ($/bbl)
Price	40.14	45.58	42.86	39.40	33.28
Production and mineral taxes	—	—	—	—	—
Transportation and selling	2.88	2.75	2.10	3.62	3.07
Operating(1,2)	14.46	14.05	12.55	14.02	17.12

Netback	22.80	28.78	28.21	21.76	13.09

Crude Oil — Total ($/bbl)
Price	47.90	56.23	51.50	44.92	39.19
Production and mineral taxes	0.79	0.83	0.74	0.84	0.77
Transportation and selling	1.74	1.62	1.64	1.94	1.75
Operating	10.49	11.43	9.72	10.27	10.54

Netback	34.88	42.35	39.40	31.87	26.13

Total Liquids — Canada ($/bbl)
Price	48.92	57.92	52.50	45.83	39.50
Production and mineral taxes	0.72	0.74	0.66	0.76	0.70
Transportation and selling	1.68	1.56	1.66	1.84	1.67
Operating	9.47	10.20	8.78	9.29	9.60

Netback	37.05	45.42	41.40	33.94	27.53

Total Liquids ($/bbl)
Price	50.05	59.60	53.37	46.81	40.25
Production and mineral taxes	1.08	1.32	0.81	1.16	1.04
Transportation and selling	1.51	1.39	1.47	1.65	1.51
Operating	8.57	9.19	7.87	8.41	8.81

Netback	38.89	47.70	43.22	35.59	28.89

Total ($/Mcfe)
Price	6.35	6.57	5.80	6.65	6.40
Production and mineral taxes	0.18	0.15	0.19	0.15	0.24
Transportation and selling	0.42	0.42	0.41	0.43	0.42
Operating(3)	0.93	1.02	0.83	0.93	0.95

Netback	4.82	4.98	4.37	5.14	4.79

Notes:

(1)
First quarter operating costs include a prior year under accrual of approximately $1.82/bbl.

(2)
Heavy oil operating costs now include costs related to the Foster Creek power cogeneration facility.

(3)
Year-to-date operating costs include costs related to long-term incentives of $0.05/Mcfe.

	Per-Unit Results — 2006
	Year	Q4	Q3	Q2	Q1

Continuing Operations:
Produced Gas — Canada ($/Mcf)
Price	6.20	5.87	5.59	5.71	7.66
Production and mineral taxes	0.10	0.05	0.09	0.08	0.18
Transportation and selling	0.35	0.33	0.37	0.35	0.34
Operating	0.79	0.82	0.78	0.77	0.79

Netback	4.96	4.67	4.35	4.51	6.35

Produced Gas — United States ($/Mcf)
Price	6.35	5.65	6.04	6.08	7.70
Production and mineral taxes	0.49	0.50	0.43	0.22	0.85
Transportation and selling	0.54	0.60	0.57	0.50	0.49
Operating	0.65	0.68	0.59	0.70	0.64

Netback	4.67	3.87	4.45	4.66	5.72

Produced Gas — Total ($/Mcf)
Price	6.25	5.79	5.75	5.84	7.68
Production and mineral taxes	0.24	0.21	0.21	0.13	0.41
Transportation and selling	0.42	0.42	0.44	0.40	0.40
Operating	0.74	0.77	0.71	0.74	0.74

Netback	4.85	4.39	4.39	4.57	6.13

Natural Gas Liquids — Canada ($/bbl)
Price	51.12	44.79	55.95	55.19	48.84
Production and mineral taxes	—	—	—	—	—
Transportation and selling	0.67	0.58	0.74	0.73	0.61

Netback	50.45	44.21	55.21	54.46	48.23

Natural Gas Liquids — United States ($/bbl)
Price	56.33	51.04	61.76	58.25	54.07
Production and mineral taxes	4.19	4.62	4.42	2.60	5.18
Transportation and selling	0.01	0.01	0.01	0.01	0.01

Netback	52.13	46.41	57.33	55.64	48.88

Natural Gas Liquids — Total ($/bbl)
Price	53.81	47.97	58.99	56.80	51.50
Production and mineral taxes	2.16	2.35	2.31	1.36	2.63
Transportation and selling	0.33	0.29	0.36	0.35	0.31

Netback	51.32	45.33	56.32	55.09	48.56

Crude Oil — Light and Medium ($/bbl)
Price	51.76	43.28	56.50	61.62	45.31
Production and mineral taxes	2.16	2.15	2.13	2.47	1.92
Transportation and selling	0.98	0.61	1.32	0.65	1.29
Operating	8.62	9.01	10.00	7.36	8.06

Netback	40.00	31.51	43.05	51.14	34.04

	Per-Unit Results — 2006
	Year	Q4	Q3	Q2	Q1

Crude Oil — Total — excluding Foster Creek/Christina Lake ($/bbl)
Price	44.83	37.65	51.37	55.58	35.39
Production and mineral taxes	1.11	1.11	1.14	1.28	0.92
Transportation and selling	0.91	0.60	1.27	0.76	1.00
Operating	7.69	8.59	8.73	6.84	6.67

Netback	35.12	27.35	40.23	46.70	26.80

Crude Oil — Heavy — Foster Creek/Christina Lake ($/bbl)
Price	36.49	39.32	37.19	46.53	23.08
Production and mineral taxes	—	—	—	—	—
Transportation and selling	2.64	2.74	2.64	3.38	1.80
Operating(1)	12.38	13.07	14.06	11.78	10.39

Netback	21.47	23.51	20.49	31.37	10.89

Crude Oil — Total ($/bbl)
Price	41.83	36.94	48.74	51.62	30.76
Production and mineral taxes	0.77	0.74	0.81	0.88	0.66
Transportation and selling	1.40	1.11	1.74	1.54	1.24
Operating	9.09	10.05	10.20	8.34	7.82

Netback	30.57	25.04	35.99	40.86	21.04

Total Liquids — Canada ($/bbl)
Price	42.53	37.55	49.21	51.91	32.17
Production and mineral taxes	0.70	0.67	0.73	0.80	0.61
Transportation and selling	1.35	1.06	1.67	1.48	1.19
Operating	8.33	9.21	9.39	7.63	7.17

Netback	32.15	26.61	37.42	42.00	23.20

Total Liquids ($/bbl)
Price	43.71	38.69	50.37	52.44	33.87
Production and mineral taxes	0.99	0.99	1.05	0.96	0.96
Transportation and selling	1.24	0.98	1.52	1.35	1.10
Operating	7.66	8.47	8.58	7.01	6.64

Netback	33.82	28.25	39.22	43.12	25.17

Total ($/Mcfe)
Price	6.48	5.93	6.31	6.46	7.22
Production and mineral taxes	0.22	0.20	0.20	0.13	0.36
Transportation and selling	0.37	0.37	0.40	0.36	0.35
Operating(2)	0.86	0.90	0.87	0.84	0.82

Netback	5.03	4.46	4.84	5.13	5.69

Discontinued Operations:
Crude Oil — Ecuador ($/bbl)
Price	44.35	—	—	—	44.35
Production and mineral taxes	5.03	—	—	—	5.03
Transportation and selling	2.25	—	—	—	2.25
Operating	5.55	—	—	—	5.55

Netback	31.52	—	—	—	31.52

Notes:

(1)
Heavy oil operating costs now include costs related to the Foster Creek power cogeneration facility.

(2)
Year-to-date operating costs include costs related to long-term incentives of $0.02/Mcfe.

	Per-Unit Results — 2005
	Year	Q4	Q3	Q2	Q1

Continuing Operations:
Produced Gas — Canada ($/Mcf)
Price	7.27	10.00	7.18	6.08	5.70
Production and mineral taxes	0.10	0.10	0.10	0.10	0.09
Transportation and selling	0.36	0.36	0.36	0.36	0.37
Operating	0.67	0.72	0.68	0.62	0.65

Netback	6.14	8.82	6.04	5.00	4.59

Produced Gas — United States ($/Mcf)
Price	7.82	10.84	7.51	6.60	6.04
Production and mineral taxes	0.81	1.19	0.75	0.65	0.62
Transportation and selling	0.46	0.45	0.49	0.42	0.46
Operating	0.53	0.60	0.55	0.50	0.45

Netback	6.02	8.60	5.72	5.03	4.51

Produced Gas — Total ($/Mcf)
Price	7.46	10.29	7.29	6.25	5.81
Production and mineral taxes	0.34	0.48	0.32	0.28	0.27
Transportation and selling	0.40	0.39	0.41	0.38	0.40
Operating	0.62	0.68	0.64	0.58	0.58

Netback	6.10	8.74	5.92	5.01	4.56

Natural Gas Liquids — Canada ($/bbl)
Price	44.24	49.51	47.39	39.55	40.04
Production and mineral taxes	—	—	—	—	—
Transportation and selling	0.42	0.46	0.48	0.39	0.35

Netback	43.82	49.05	46.91	39.16	39.69

Natural Gas Liquids — United States ($/bbl)
Price	48.36	54.14	53.92	44.79	40.93
Production and mineral taxes	4.86	5.42	5.46	4.37	4.20
Transportation and selling	0.01	0.01	0.01	0.01	0.01

Netback	43.49	48.71	48.45	40.41	36.72

Natural Gas Liquids — Total ($/bbl)
Price	46.44	51.87	50.93	42.32	40.53
Production and mineral taxes	2.60	2.77	2.96	2.31	2.34
Transportation and selling	0.20	0.23	0.23	0.19	0.16

Netback	43.64	48.87	47.74	39.82	38.03

Crude Oil — Light and Medium ($/bbl)
Price	45.09	46.27	55.41	41.44	38.57
Production and mineral taxes	1.54	1.83	1.29	1.71	1.32
Transportation and selling	1.20	1.14	1.29	1.20	1.19
Operating	6.34	6.41	6.24	6.34	6.38

Netback	36.01	36.89	46.59	32.19	29.68

	Per-Unit Results — 2005
	Year	Q4	Q3	Q2	Q1

Crude Oil — Total — excluding Foster Creek/Christina Lake ($/bbl)
Price	38.49	40.43	49.44	33.06	31.71
Production and mineral taxes	0.79	0.93	0.65	0.86	0.71
Transportation and selling	1.08	0.95	1.12	0.89	1.38
Operating	5.90	6.04	6.15	5.58	5.86

Netback	30.72	32.51	41.52	25.73	23.76

Crude Oil — Heavy — Foster Creek/Christina Lake ($/bbl)
Price	22.02	20.17	33.11	19.28	15.92
Production and mineral taxes	—	—	—	—	—
Transportation and selling	1.54	1.53	1.24	2.02	1.42
Operating(1)	10.94	11.93	10.74	11.71	9.25

Netback	9.54	6.71	21.13	5.55	5.25

Crude Oil — Total ($/bbl)
Price	34.15	34.41	45.16	29.83	27.60
Production and mineral taxes	0.58	0.66	0.48	0.66	0.53
Transportation and selling	1.20	1.12	1.15	1.15	1.39
Operating	7.23	7.79	7.35	7.02	6.74

Netback	25.14	24.84	36.18	21.00	18.94

Total Liquids — Canada ($/bbl)
Price	34.97	35.65	45.35	30.58	28.60
Production and mineral taxes	0.53	0.60	0.43	0.61	0.48
Transportation and selling	1.14	1.07	1.09	1.09	1.31
Operating	6.61	7.13	6.66	6.45	6.19

Netback	26.69	26.85	37.17	22.43	20.62

Total Liquids ($/bbl)
Price	36.17	37.16	46.16	31.80	29.77
Production and mineral taxes	0.91	0.99	0.91	0.92	0.83
Transportation and selling	1.04	0.98	0.99	1.00	1.18
Operating	6.04	6.56	6.08	5.91	5.61

Netback	28.18	28.63	38.18	23.97	22.15

Total ($/Mcfe)
Price	7.13	9.37	7.38	6.03	5.62
Production and mineral taxes	0.30	0.41	0.29	0.25	0.24
Transportation and selling	0.35	0.34	0.35	0.33	0.36
Operating(2)	0.71	0.77	0.72	0.67	0.66

Netback	5.77	7.85	6.02	4.78	4.36

Discontinued Operations:
Crude Oil — Ecuador ($/bbl)
Price	39.36	37.82	47.76	36.37	35.80
Production and mineral taxes	5.04	4.63	7.66	4.53	3.42
Transportation and selling	2.25	1.86	2.45	2.48	2.21
Operating	5.32	5.82	6.05	5.18	4.26

Netback	26.75	25.51	31.60	24.18	25.91

Notes:

(1)
Heavy oil operating costs now include costs related to the Foster Creek power cogeneration facility.

(2)
Year-to-date operating costs include costs related to long-term incentives of $0.03/Mcfe.

        The following tables show the impact of realized financial hedging on EnCana's per-unit results.

	2007
	Year	Q4	Q3	Q2	Q1

Continuing Operations:
Natural Gas ($/Mcf)	1.33	1.49	1.65	1.24	0.92
Liquids ($/bbl)	(3.05)	(8.76)	(4.36)	(1.34)	2.34
Total ($/Mcfe)	0.99	0.96	1.21	0.96	0.82

	2006
	Year	Q4	Q3	Q2	Q1

Continuing Operations:
Natural Gas ($/Mcf)	0.47	0.91	0.82	0.66	(0.53)
Liquids ($/bbl)	(3.32)	(3.30)	(3.45)	(3.43)	(3.12)
Total ($/Mcfe)	0.25	0.60	0.53	0.40	(0.53)

Discontinued Operations:
Ecuador Oil ($/bbl)	(0.12)	—	—	—	(0.12)

	2005
	Year	Q4	Q3	Q2	Q1

Continuing Operations:
Natural Gas ($/Mcf)	(0.32)	(0.88)	(0.39)	(0.14)	0.18
Liquids ($/bbl)	(5.18)	(5.00)	(5.70)	(4.88)	(5.18)
Total ($/Mcfe)	(0.44)	(0.87)	(0.52)	(0.30)	(0.06)

Discontinued Operations:
Ecuador Oil ($/bbl)	(4.92)	(3.57)	(7.81)	(4.90)	(3.48)

Drilling Activity

        The following tables summarize EnCana's gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled

					Dry & Abandoned		Total Working Interest			Total
	Gas		Oil						Royalty
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net

Continuing Operations:
2007:
Canada	120	96	7	6	—	—	127	102	180	307	102
United States	2	2	—	—	—	—	2	2	—	2	2
Other	—	—	—	—	4	3	4	3	—	4	3

Total	122	98	7	6	4	3	133	107	180	313	107

2006:
Canada	281	230	7	7	7	6	295	243	128	423	243
United States	12	7	—	—	2	1	14	8	—	14	8
Other	—	—	2	1	4	1	6	2	—	6	2

Total	293	237	9	8	13	8	315	253	128	443	253

2005:
Canada	605	540	8	8	7	7	620	555	99	719	555
United States	7	6	—	—	9	7	16	13	1	17	13
Other	—	—	3	1	3	2	6	3	—	6	3

Total	612	546	11	9	19	16	642	571	100	742	571

Discontinued Operations:
Ecuador — 2005	—	—	2	1	3	2	5	3	—	5	3

Development Wells Drilled

					Dry & Abandoned		Total Working Interest			Total
	Gas		Oil						Royalty
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net

Continuing Operations:
2007:
Canada	3,749	3,542	236	185	11	8	3,996	3,735	834	4,830	3,735
United States	809	641	—	—	1	1	810	642	102	912	642

Total	4,558	4,183	236	185	12	9	4,806	4,377	936	5,742	4,377

2006:
Canada	2,799	2,639	139	103	25	24	2,963	2,766	855	3,818	2,766
United States	779	625	—	—	7	6	786	631	22	808	631

Total	3,578	3,264	139	103	32	30	3,749	3,397	877	4,626	3,397

2005:
Canada	3,503	3,229	277	243	12	11	3,792	3,483	932	4,724	3,483
United States	699	604	—	—	—	—	699	604	9	708	604

Total	4,202	3,833	277	243	12	11	4,491	4,087	941	5,432	4,087

Discontinued Operations:
Ecuador — 2006	—	—	7	6	1	1	8	7	—	8	7
Ecuador — 2005	—	—	28	15	3	1	31	16	—	31	16

Notes:

(1)
"Gross" wells are the total number of wells in which EnCana has an interest.

(2)
"Net" wells are the number of wells obtained by aggregating EnCana's working interest in each of its gross wells.

(3)
At December 31, 2007, EnCana was in the process of drilling 25 gross wells (17 net wells) in Canada, 64 gross wells (49 net wells) in the United States and two gross wells (one net well) outside of North America.

Location of Wells

        The following table summarizes EnCana's interest in producing wells and wells capable of producing as at December 31, 2007.

	Gas		Oil		Total
	Gross	Net	Gross	Net	Gross	Net

Continuing Operations:
Alberta	38,950	36,824	3,928	3,486	42,878	40,310
British Columbia	2,166	1,962	19	13	2,185	1,975
Saskatchewan	490	455	1,283	568	1,773	1,023
Manitoba	—	—	1	1	1	1

Total Canada	41,606	39,241	5,231	4,068	46,837	43,309

Colorado	4,007	3,507	—	—	4,007	3,507
Texas	1,777	1,119	8	4	1,785	1,123
Wyoming	1,903	1,307	—	—	1,903	1,307
Utah	43	39	—	—	43	39
Louisiana	5	3	—	—	5	3
Kansas	1	1	—	—	1	1
Montana	1	1	—	—	1	1

Total United States	7,737	5,977	8	4	7,745	5,981

Total	49,343	45,218	5,239	4,072	54,582	49,290

Notes:

(1)
EnCana has varying royalty interests in 15,003 natural gas wells and 9,708 crude oil wells which are producing or capable of producing.

(2)
Includes wells containing multiple completions as follows: 32,070 gross natural gas wells (30,501 net wells) and 1,437 gross crude oil wells (1,247 net wells).

Interest in Material Properties

        The following table summarizes EnCana's developed, undeveloped and total landholdings as at December 31, 2007.

		Developed		Undeveloped		Total
		Gross	Net	Gross	Net	Gross	Net

		(thousands of acres)
Continuing Operations:
Canada
Alberta	— Fee	4,522	4,522	2,595	2,595	7,117	7,117
	— Crown	4,202	3,269	4,809	3,745	9,011	7,014
	— Freehold	253	155	187	154	440	309

		8,977	7,946	7,591	6,494	16,568	14,440

British Columbia	— Crown	1,118	958	4,144	3,398	5,262	4,356
	— Freehold	—	—	7	—	7	—

		1,118	958	4,151	3,398	5,269	4,356

Saskatchewan	— Fee	61	61	449	449	510	510
	— Crown	134	113	477	412	611	525
	— Freehold	15	11	32	30	47	41

		210	185	958	891	1,168	1,076

Manitoba	— Fee	3	3	261	261	264	264

Newfoundland and Labrador	— Crown	—	—	35	2	35	2
Nova Scotia	— Crown	—	—	498	175	498	175
Northwest Territories	— Crown	—	—	45	11	45	11

Total Canada		10,308	9,092	13,539	11,232	23,847	20,324

		Developed		Undeveloped		Total
		Gross	Net	Gross	Net	Gross	Net

		(thousands of acres)
United States
Colorado	— Federal/State Lands	199	185	720	664	919	849
	— Freehold	111	105	173	159	284	264
	— Fee	3	3	30	30	33	33

		313	293	923	853	1,236	1,146

Washington	— Federal/State Lands	—	—	655	298	655	298
	— Freehold	—	—	223	98	223	98

		—	—	878	396	878	396

Texas	— Federal/State Lands	7	4	472	452	479	456
	— Freehold	217	156	997	772	1,214	928
	— Fee	—	—	4	2	4	2

		224	160	1,473	1,226	1,697	1,386

Wyoming	— Federal/State Lands	143	87	636	452	779	539
	— Freehold	26	19	47	23	73	42

		169	106	683	475	852	581

Other	— Federal/State Lands	8	7	331	192	339	199
	— Freehold	3	3	981	978	984	981

		11	10	1,312	1,170	1,323	1,180

Total United States		717	569	5,269	4,120	5,986	4,689

Qatar		—	—	2,161	1,080	2,161	1,080
Greenland		—	—	1,701	1,488	1,701	1,488
Brazil(7)		—	—	1,662	522	1,662	522
France		—	—	859	859	859	859
Azerbaijan		—	—	346	17	346	17
Australia		—	—	104	40	104	40

Total International		—	—	6,833	4,006	6,833	4,006

Total		11,025	9,661	25,641	19,358	36,666	29,019

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

(7)
In September 2007, EnCana agreed to sell its remaining interests in Brazil. The sale is subject to closing conditions and regulatory approvals, which are expected to be completed in the first half of 2008.

Acquisitions, Divestitures and Capital Expenditures

        EnCana's growth in recent years has been achieved through a combination of internal growth and acquisitions. EnCana has a large inventory of internal growth opportunities and also continues to examine select acquisition opportunities to develop and expand its key resource plays. The acquisition opportunities may include corporate or asset acquisitions. EnCana may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of these sources.

        The following table summarizes EnCana's net capital investment for 2007 and 2006.

	2007	2006

	($ millions)
Capital
Canada	3,330	3,352
United States	1,919	2,061
Other	106	106
Integrated Oil	580	632
Market Optimization	6	44
Corporate(1)	94	74

Capital from Continuing Operations	6,035	6,269

Acquisitions
Property
Canada	75	11
United States(2)	2,613	284
Other	—	15
Integrated Oil	14	21
Divestitures
Property
Canada	(54)	(59)
United States	(10)	(19)
Other(3)	(149)	—
Corporate(4)	(57)	—
Corporate
Market Optimization	—	(244)
Other(5)	(211)	(367)

Net Acquisition and Divestiture Activity from Continuing Operations	2,221	(358)

Discontinued Operations
Ecuador	—	(1,116)
Midstream	—	(1,531)

Net Capital Investment	8,256	3,264

Notes:

(1)
Includes capital expenditures on The Bow office project of $52 million in 2007.

(2)
All the Deep Bossier natural gas and land interests of the privately-owned Leor Energy group in East Texas were acquired on November 20, 2007.

(3)
Consists primarily of the sale of its Mackenzie Delta assets which was completed on May 30, 2007 and the sale of Australia assets which was completed on August 15, 2007.

(4)
Sale of EnCana's office building project assets, The Bow, was completed on February 9, 2007.

(5)
Sale of interests in Chad was completed on January 12, 2007, the sale of interests in Oman was completed on November 28, 2007 and the sale of shares of EnCanBrasil Limitada was completed on August 16, 2006.

Delivery Commitments

        As part of ordinary business operations, EnCana has a number of delivery commitments to provide crude oil and natural gas under existing contracts and agreements. The Corporation has sufficient reserves of natural gas and crude oil to meet these commitments. More detailed information relating to such commitments can be found in Note 20 to EnCana's audited consolidated financial statements for the year ended December 31, 2007.

GENERAL

Competitive Conditions

        All aspects of the oil and gas industry are highly competitive and EnCana actively competes with oil and natural gas and other companies, particularly in the following areas: (i) exploration for and development of new sources of oil and natural gas reserves; (ii) reserves and property acquisitions; (iii) transportation and marketing of oil, natural gas, NGLs, diluents and electricity; (iv) supply of refinery feedstock and the market for refined products; (v) access to services and equipment to carry out exploration, development or operating activities; and (vi) attracting and retaining experienced industry personnel. The oil and gas industry also competes with other industries focused on providing alternative forms of energy to consumers. Competitive forces can lead to cost increases or result in an oversupply of oil and natural gas, both of which could have a negative impact on EnCana's financial results.

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

        EnCana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2007, expenditures beyond normal compliance with environmental regulations were not material. EnCana does not anticipate making material expenditures beyond normal compliance with environmental regulations in 2008. Based on EnCana's current estimate, the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred over the life of the reserves is estimated at approximately $7.4 billion.

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

        Accountability for implementation of the Policy is at the operational level within EnCana's business units. Business units have established processes to evaluate risks, and programs are implemented to minimize that risk. Results related to the commitments outlined in the Corporate Constitution are tied to the individual performance assessment process. Coordination and oversight of the Policy resides with the Environment, Health, Safety and Security Group within Corporate Relations.

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

        Some of the steps that EnCana has taken to embed the corporate responsibility approach throughout the organization include: (i) a comprehensive approach to training and communicating policies and practices; (ii) an EH&S management system; (iii) a security program to regularly assess security threats to business operations and manage the associated risks; (iv) a formalized approach to stakeholder relations with a standardized Stakeholder Engagement Guide; (v) corporate responsibility performance metrics to track the Corporation's progress; (vi) contribution of a minimum of one percent of EnCana's pre-tax domestic profits to charitable and non-profit organizations in the communities in which EnCana operates; (vii) an Investigations Practice and an Investigations Committee to review and resolve potential violations of EnCana policies or practices and other regulations; (viii) an Integrity Hotline that provides an additional avenue for EnCana's stakeholders to raise their concerns as well as the corporate responsibility website which allows people to write to the Corporation about non-financial issues of concern; (ix) an internal corporate EH&S audit program that evaluates EnCana's compliance with the expectations and requirements of the EH&S management system; and (x) related policies and practices such as an Alcohol and Drug Policy and Business Conduct and Ethics Practice and guidelines for correct behaviors with respect to the acceptance of gifts and conflicts of interest. In addition, EnCana's Board of Directors approves such policies, and is advised of significant contraventions thereof, and receives updates on trends, issues or events which could have a significant impact on the Corporation.

Employees

        At December 31, 2007, EnCana employed 5,285 full time equivalent ("FTE") employees as set forth in the following table.

FTE Employees

Canada, United States and Other	4,048
Integrated Oil	665
Market Optimization	77
Corporate	495

Total	5,285

        The Corporation also engages a number of contractors and service providers.

Foreign Operations

        As at December 31, 2007, all of EnCana's reserves and production were located in North America, which limits EnCana's exposure to risks and uncertainties in countries considered politically and economically unstable. EnCana's operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of EnCana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash. The Corporation has undertaken to mitigate these risks where practical and considered warranted.

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

DIRECTORS AND OFFICERS

        The following information is provided for each director and executive officer of EnCana as at the date of this annual information form.

Directors

Name and Municipality of Residence	Director Since(13)	Principal Occupation

RALPH S. CUNNINGHAM(2,3) Houston, Texas, United States	2003	President & Chief Executive Officer EPE Holdings LLC (Midstream energy services)
PATRICK D. DANIEL(1,5) Calgary, Alberta, Canada	2001	President & Chief Executive Officer Enbridge Inc. (Energy delivery)
IAN W. DELANEY(3,4) Toronto, Ontario, Canada	1999	Executive Chairman Sherritt International Corporation (Nickel/cobalt mining, oil and natural gas production, electricity generation and coal mining)
RANDALL K. ERESMAN Calgary, Alberta, Canada	2006	President & Chief Executive Officer EnCana Corporation
MICHAEL A. GRANDIN(3,4,6,8) Calgary, Alberta, Canada	1998	Chairman & Chief Executive Officer Fording Canadian Coal Trust (Metallurgical coal)
BARRY W. HARRISON(1,4,9) Calgary, Alberta, Canada	1996	Corporate Director and independent businessman
DALE A. LUCAS(1,5) Calgary, Alberta, Canada	1997	Corporate Director
KEN F. MCCREADY(2,5,10) Calgary, Alberta, Canada	1992	President K.F. McCready & Associates Ltd. (Private sustainable energy development consulting company)

VALERIE A. A. NIELSEN(2,6) Calgary, Alberta, Canada	1990	Corporate Director
DAVID P. O'BRIEN(4,7,11) Calgary, Alberta, Canada	1990	Chairman EnCana Corporation Chairman Royal Bank of Canada
JANE L. PEVERETT(1,5) West Vancouver, British Columbia, Canada	2003	President & Chief Executive Officer British Columbia Transmission Corporation (Electrical transmission)
ALLAN P. SAWIN(1,3) Edmonton, Alberta, Canada	2007	President Bear Investments Inc. (Private investment company)
DENNIS A. SHARP(2,4) Calgary, Alberta, Canada & Montreal, Quebec, Canada	1998	Chairman UTS Energy Corporation (Oilsands company)
JAMES M. STANFORD, O.C.(1,3,6) Calgary, Alberta, Canada	2001	President Stanford Resource Management Inc. (Private investment management)
WAYNE G. THOMSON(2,6) Calgary, Alberta, Canada	2007	President Virgin Resources Limited (Private international oil & gas exploration company)
CLAYTON H. WOITAS(12) Calgary, Alberta, Canada	2008	Chairman & Chief Executive Officer Range Royalty Management Ltd. (Private oil & gas company)

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

(12)
Mr. Woitas was appointed to the Board effective January 1, 2008. Committee appointments will be reviewed in April 2008.

(13)
Denotes the year each individual became a director of EnCana or one of its predecessor companies (AEC or PanCanadian).

        EnCana does not have an Executive Committee of its Board of Directors.

        At the date of this annual information form, there are 16 directors of the Corporation. With the exception of Mr. Woitas, who was appointed to the Board effective January 1, 2008, all of the current directors were appointed at the last annual meeting of shareholders held on April 25, 2007. At the next annual meeting, shareholders will be asked to elect as directors the 14 individuals listed in the above table, with the exception of Mr. McCready who is not standing for re-election and Mr. Sharp who is retiring from the Board. Subject to mandatory retirement age restrictions, which have been established by the Board of Directors, whereby a director may not stand for re-election at the first annual meeting after reaching the age of 71, all of the nominees shall be eligible for re-election.

Executive Officers

Name and Municipality of Residence	Corporate Office (Divisional Title)

DAVID P. O'BRIEN Calgary, Alberta, Canada	Chairman
RANDALL K. ERESMAN Calgary, Alberta, Canada	President & Chief Executive Officer
JOHN K. BRANNAN Calgary, Alberta, Canada	Executive Vice-President (President, Integrated Oil Division)
SHERRI A. BRILLON Calgary, Alberta, Canada	Executive Vice-President, Strategic Planning & Portfolio Management
BRIAN C. FERGUSON Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer
MICHAEL M. GRAHAM Calgary, Alberta, Canada	Executive Vice-President (President, Canadian Foothills Division)
SHEILA M. MCINTOSH Calgary, Alberta, Canada	Executive Vice-President, Corporate Communications
R. WILLIAM OLIVER Calgary, Alberta, Canada	Executive Vice-President, Business Development (President, Midstream & Marketing Division)
GERARD J. PROTTI Calgary, Alberta, Canada	Executive Vice-President, Corporate Relations (President, Offshore & International Division)
IVOR M. RUSTE(1) Calgary, Alberta, Canada	Executive Vice-President & Chief Risk Officer
DONALD T. SWYSTUN Calgary, Alberta, Canada	Executive Vice-President (President, Canadian Plains Division)
HAYWARD J. WALLS Calgary, Alberta, Canada	Executive Vice-President, Corporate Services
JEFF E. WOJAHN Denver, Colorado, USA	Executive Vice-President (President, USA Division)

Note:

(1)
Ivor M. Ruste (formerly Vice-President, Finance, Integrated Oil Division) was appointed Executive Vice-President & Chief Risk Officer of EnCana effective January 1, 2008.

        During the last five years, all of the directors and executive officers have served in various capacities with EnCana or its predecessor companies or have held the principal occupation indicated opposite their names except for the following:

        Mr. Cunningham has been, since August 1, 2007, a director and President and Chief Executive Officer of EPE Holdings LLC, the sole general partner of Enterprise GP Holdings L.P. (a publicly traded midstream energy holding company). From February 13, 2006 until July 31, 2007, he served as Group Executive Vice President and Chief Operating Officer and, from June 30, 2007 to July 31, 2007, also served as Interim President and Chief Executive Officer of Enterprise Products GP, LLC, the sole general partner of Enterprise Products Partners L.P. (a publicly traded midstream energy company). He was a director and Chairman of the Board of Texas Eastern Products Pipeline Company, LLC from March 2005 until November 2005. Prior to March 2005, he was a Corporate Director.

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

        Mr. Ruste joined EnCana on May 1, 2006 as Vice-President, Finance of the Corporate Finance Group. He was appointed Vice-President, Finance for the Integrated Oil Division effective January 1, 2007 and was appointed Executive Vice-President & Chief Risk Officer effective January 1, 2008. From February 2003 to April 2006, he was a partner and the Office Managing Partner for the Edmonton, Alberta office of KPMG LLP, as well as the Alberta Region Managing Partner for KPMG LLP. During this period, he was also a member of the Board of Directors of KPMG Canada and, from December 2003 to March 2006, he was Vice Chair of the Board of Directors for KPMG Canada.

        Mr. Sawin is President of Bear Investments Inc., a private investment company. From 1990 until their sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies.

        Mr. Sharp was Chairman and Chief Executive Officer of UTS Energy Corporation from July 1998 to October 2004.

        Since February 2005, Mr. Thomson has been President and a director of Virgin Resources Limited, a private junior international oil and gas exploration company with activities focused in Yemen. He was President and a director of Airborne Pollution Control Inc. from 2001 to 2003.

        Mr. Woitas was appointed to the EnCana Board effective January 1, 2008. Currently, Mr. Woitas is Chairman and Chief Executive Officer of Range Royalty Management Ltd., a private company which is focused on acquiring royalty interests in Western Canadian oil and natural gas production. He was founder, Chairman, and President and Chief Executive Officer of privately held Profico Energy Management Ltd. (January 2000 to June 2006), a company focused on natural gas exploration and production in western Canada.

        All of the directors and executive officers of EnCana listed above beneficially owned, as of February 13, 2008, directly or indirectly, or exercised control or direction over an aggregate of 954,259 Common Shares representing 0.13 percent of the issued and outstanding voting shares of EnCana, and directors and executive officers held options to acquire an aggregate of 4,672,518 additional Common Shares.

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

Composition of the Audit Committee

        The Audit Committee consists of six members, all of whom are independent and financially literate in accordance with the definitions in Multilateral Instrument 52-110 Audit Committees. The relevant education and experience of each Audit Committee member is outlined below.

Patrick D. Daniel

        Mr. Daniel holds a Bachelor of Science (University of Alberta) and a Master of Science (University of British Columbia), both in chemical engineering. He also completed the Harvard Advanced Management Program. He is President and Chief Executive Officer and a director of Enbridge Inc. (energy delivery company), as well as a director of a number of Enbridge subsidiaries. He is also a director and past member of the Audit Committee of Enerflex Systems Ltd. (compression systems manufacturer) and a director and Chair of the Finance Committee of Synenco Energy Inc. (oilsands mining).

Barry W. Harrison (Audit Committee Chair)

        Mr. Harrison holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia). He is a Corporate Director and an independent businessman. Mr. Harrison is a director and President of Eastgate Minerals Ltd. (oil and gas). He is also a director and Chairman (as well as past Chairman of the Audit Committees) of The Wawanesa Mutual Insurance Company (Canadian property and casualty insurer) and its related companies, The Wawanesa Life Insurance Company and its U.S. subsidiary, Wawanesa General Insurance Company, headquartered in California. He was Managing Director of Goepel Shields & Partners Inc. in Calgary.

Dale A. Lucas

        Mr. Lucas holds a Bachelor of Science in Chemical Engineering and a Bachelor of Arts in Economics (University of Alberta). Mr. Lucas is Chairman and a director of Petaquilla Copper Ltd. (a public mining company) and is President of D.A. Lucas Enterprises Inc., a private company owned by Mr. Lucas and through which he consulted internationally. During his 44-year career in the energy sector, he served the maximum 6-year term as a director of the New York Mercantile Exchange (NYMEX) and was past Chairman of the Alberta Petroleum Marketing Commission. He has held senior executive positions with J. Makowski Canada Ltd. (Calgary), J. Makowski Associates Inc. (Boston), BP Canada and BP Pipelines (San Francisco).

Jane L. Peverett

        Ms. Peverett holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen's University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate. She is also a Fellow of The Society of Management Accountants (FCMA). She was Vice President, Corporate Services and Chief Financial Officer of British Columbia Transmission Corporation (electrical transmission) from June 2003 to April 2005, when she was appointed President and Chief Executive Officer. In her 15-year career with the Westcoast Energy Inc./Duke Energy Corporation group of companies, she held senior executive positions with Union Gas Limited (Ontario), including President, President and Chief Executive Officer, Senior Vice President Sales & Marketing and Chief Financial Officer, among others.

Allan P. Sawin

        Mr. Sawin holds a Bachelor of Commerce (University of Alberta) and a designation as a Chartered Accountant (Alberta). He is President of Bear Investments Inc. (private investment company). From 1990 until their sale to CCS Income Trust in May 2006, Mr. Sawin was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in western Canada). From 1995 to 2003, he also served as a director and member of the Audit Committee of NQL Drilling Tools Inc. while it was a public company listed on the Toronto Stock Exchange.

James M. Stanford, O.C.

        Mr. Stanford holds a Doctor of Laws (Hon.) and a Bachelor of Science in Petroleum Engineering (University of Alberta), and a Doctor of Laws (Hon.) and a Bachelor of Science in Mining (Concordia University). He is President of Stanford Resource Management Inc. (investment management). He is a director and Chairman of both OPTI Canada Inc. (oilsands development and upgrading company) and NOVA Chemicals Corporation (commodity chemical company). He was Chairman of the Audit Committee of Inco Limited from April 2002 until August 2005 when he retired from the Board. Mr. Stanford was a director, President and Chief Executive Officer of Petro-Canada (oil and gas company) from 1993 until his retirement in 2000. He also served as the President, Chief Operating Officer and a director of Petro-Canada from 1990 to 1993.

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

        The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority (i) may not exceed C$200,000, in the case of pre-approvals granted by the Chairman of the Audit Committee and (ii) may not exceed C$50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

        All proposed services or the fees payable in connection with such services that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

External Auditor Service Fees

        The following table provides information about the fees billed to the Corporation for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2007 and 2006.

($ thousands)	2007	2006

Audit Fees(1)	4,038	3,762
Audit-Related Fees(2)	153	401
Tax Fees(3)	847	1,215
All Other Fees(4)	35	34

Total	5,073	5,412

Notes:

(1)
Audit fees consist of fees for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as Audit Fees. During fiscal 2007 and 2006, the services provided in this category included due diligence reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and review of reserves disclosure.

(3)
Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2007 and 2006, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and expatriate tax services.

(4)
During fiscal 2007 and 2006, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by the Corporation's internal audit group.

        EnCana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X in 2006 or 2007.

DESCRIPTION OF SHARE CAPITAL

        The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As of December 31, 2007, there were approximately 753 million Common Shares outstanding and no Preferred Shares outstanding.

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

        The Corporation has a shareholder rights plan (the "Plan") that was adopted to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation. The Plan creates a right that attaches to each present and subsequently issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited takeover bid, whereby a person acquires or attempts to acquire 20 percent or more of EnCana's Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquiror, from and after the separation time and before certain expiration times, to acquire one Common Share at 50 percent of the market price at the time of exercise. The Plan was reconfirmed at the 2007 annual and special meeting of shareholders and must be reconfirmed at every third annual meeting thereafter until it expires on July 30, 2011.

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

CREDIT RATINGS

        The following table outlines the ratings of the Corporation's debt as of December 31, 2007.

	Standard & Poor's Ratings Services ("S&P")	Moody's Investors Service ("Moody's")	DBRS Limited ("DBRS")

Senior Unsecured/Long-Term Rating	A-	Baa2	A (low)
Commercial Paper/Short-Term Rating	A-1 (low)	P-2	R-1 (low)
Outlook	Stable	Positive	Stable

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

        Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody's is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e., they are subject to moderate credit risk). Such debt securities may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. The addition a ratings outlook of "Positive (POS)", "Negative (NEG)" or "Stable (STA)" is an opinion regarding the likely direction of a rating over the medium term. Moody's short-term ratings are on a scale ranging from P-1 (highest quality) to NP (lowest quality). P-2 is the second highest of four categories and indicates that the issuer has a strong ability to repay short-term debt obligations.

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

MARKET FOR SECURITIES

        All of the outstanding Common Shares of EnCana are listed and posted for trading on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol ECA. The following table outlines the share price trading range and volume of shares traded by month in 2007.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range				Share Price Trading Range
				Share Volume				Share Volume
	High	Low	Close		High	Low	Close

		(C$ per share)		(millions)		($ per share)		(millions)
2007
January	57.89	51.55	56.45	68.2	49.01	42.38	48.03	64.8
February	58.25	54.77	56.85	44.6	49.86	47.19	48.57	44.2
March	59.65	53.67	58.40	55.3	51.49	45.87	50.63	54.2
April	61.84	58.08	58.10	42.4	54.99	50.58	52.45	45.0
May	68.65	57.61	65.51	52.7	63.21	51.79	61.40	65.6
June	71.21	64.17	65.52	65.7	66.87	59.88	61.45	56.1
July	67.99	62.20	65.30	51.7	65.18	59.22	60.98	57.5
August	66.43	59.33	61.89	47.8	63.13	55.13	58.50	64.7
September	65.10	60.66	61.50	40.7	64.16	58.33	61.85	39.0
October	66.10	60.89	66.10	47.8	69.89	60.86	69.70	56.2
November	69.47	63.67	64.90	51.0	75.85	63.82	65.25	65.4
December	69.59	64.77	67.50	33.7	69.59	64.03	67.96	36.8

        In November 2007, EnCana received approval from the TSX to renew its normal course issuer bid. Under the renewed program, EnCana is entitled to purchase up to 10 percent of its outstanding common shares as at October 31, 2007. Purchases may be made through the facilities of the TSX and the NYSE, in accordance with the policies and rules of each exchange.

        During January 2008, EnCana purchased approximately 3.0 million shares under the program for approximately $191 million.

        In 2007, EnCana purchased approximately 38.9 million shares under the program for an average price of $52.05 for approximately $2.0 billion.

DIVIDENDS

        The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. At the beginning of 2005, cash dividends were paid to common shareholders at a rate of $0.20 per share annually ($0.05 per share quarterly). In the second quarter of 2005, EnCana increased its dividend by 50 percent to $0.30 per share annually ($0.075 per share quarterly). In the second quarter of 2006, EnCana increased its dividend by 33 percent to $0.40 per share ($0.10 per share quarterly). In the first quarter of 2007, EnCana increased its dividend by 100 percent to $0.80 per share annually ($0.20 per share quarterly). EnCana's Board of Directors has declared a quarterly dividend of $0.40 per share payable on March 31, 2008 to common shareholders of record on March 14, 2008, a 100 percent increase over the previous dividend. All of the figures in this section have been adjusted to reflect the May 2005 share split.

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

        For information on legal proceedings related to EnCana's discontinued merchant energy trading operations, refer to "Risk Factors" in this annual information form.

RISK FACTORS

        If any event arising from the risk factors set forth below occurs, EnCana's business, prospects, financial condition, results of operation or cash flows could be materially adversely affected.

A substantial or extended decline in crude oil and natural gas prices could have a material adverse effect on EnCana.

        EnCana's financial performance and condition are substantially dependent on the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have an adverse effect on the Corporation's operations and financial condition and the value and amount of its proved reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors beyond the Corporation's control. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by EnCana are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy (including liquefied natural gas). Any substantial or extended decline in the prices of crude oil and natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or could result in unutilized long-term transportation commitments, all of which could have an adverse effect on the Corporation's revenues, profitability and cash flows.

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

        There are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves, including many factors beyond the Corporation's control. The reserves data in this annual information form represent estimates only. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. EnCana's actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

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

        A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases ("GHG") and other air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions. Additionally, it is anticipated that other federal, provincial and state announcements and regulatory frameworks to address emissions will continue to emerge.

        As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Corporation could face increases in operating costs in order to comply with emissions legislation.

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

        Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payments of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission ("CFTC") for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.

        The remaining lawsuits were commenced by individual plaintiffs, one of which is E. & J. Gallo Winery ("Gallo"). The Gallo lawsuit claims damages in excess of $30 million. The other remaining lawsuits do not specify the precise amount of damages claimed. California law allows for the possibility that the amount of damages assessed could be tripled.

        The Corporation and WD intend to vigorously defend against the outstanding claims; however, the Corporation cannot predict the outcome of these proceedings or any future proceedings against EnCana, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Corporation's financial position, or whether there will be other proceedings arising out of these allegations.

TRANSFER AGENTS AND REGISTRARS

In Canada: CIBC Mellon Trust Company P.O Box 7010 Adelaide Street Postal Station Toronto, ON M5C 2W9 Tel: 1-800-387-0825 Website: www.cibcmellon.com/investorinquiry	In the United States: BNY Mellon Shareowner Services 480 Washington Blvd Jersey City, NJ 07310 Tel: 1-800-387-0825 Website: www.cibcmellon.com/investorinquiry

INTERESTS OF EXPERTS

        PricewaterhouseCoopers LLP, Chartered Accountants, are the Corporation's auditors and such firm has prepared an opinion with respect to the Corporation's consolidated financial statements as at and for the fiscal year ended December 31, 2007. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta. Information relating to reserves in this annual information form dated February 22, 2008 was calculated by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent qualified reserves evaluators.

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

        Additional information, including directors' and officers' remuneration, principal holders of EnCana's securities, and options to purchase securities, is contained in the Information Circular for EnCana's most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in EnCana's audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2007.

APPENDIX A

Report on Reserves Data by Independent Qualified Reserves Evaluators

        To the Board of Directors of EnCana Corporation (the "Corporation"):

1.
We have evaluated the Corporation's reserves data as at December 31, 2007. The reserves data consist of the following:

(i)
estimated proved oil and gas reserves quantities as at December 31, 2007 using constant prices and costs; and

(ii)
the related estimates of discounted future net cash flows under the standardized measure calculation for proved oil and gas reserves quantities.

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

4.
The following table sets forth both the estimated proved reserves quantities (after royalties) and related estimates of future net cash flows (before deduction of income taxes) assuming constant prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2007:

		Estimated Proved Reserves Quantities After Royalty
				Related Estimates of Future Net Cash Flow BTax, 10% discount rate
	Reserves Location
Evaluator and Preparation Date of Report		Gas	Liquids

		(Bcf)	(MMbbl)	(US$MM)

McDaniel & Associates Consultants Ltd.	Canada	4,156	772	19,687
January 31, 2008
GLJ Petroleum Consultants Ltd.	Canada	3,136	97	9,501
January 30, 2008
Netherland, Sewell & Associates, Inc.	United States	4,450	54	10,425
January 29, 2008
DeGolyer and MacNaughton	United States	1,558	4	2,875
January 18, 2008

Totals		13,300	927	42,488

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook as modified by the FASB Standards and SEC requirements.

6.
We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

(signed) McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	(signed) GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada
(signed) Netherland, Sewell & Associates, Inc. Dallas, Texas, U.S.A.	(signed) DeGolyer and MacNaughton Dallas, Texas, U.S.A.

February 12, 2008

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

  (i)
  proved oil and gas reserves quantities estimated as at December 31, 2007 using constant prices and costs; and

  (ii)
  the related estimates of discounted future net cash flows under the standardized measure calculation for proved oil and gas reserves quantities.

        Independent qualified reserves evaluators have evaluated the Corporation's reserves data. A report from the independent qualified reserves evaluators dated February 12, 2008 (the "IQRE Report"), highlighting the standards they followed and their results, accompanies this Report.

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

  (b)
  the filing of the IQRE Report; and

  (c)
  the content and filing of this Report.

        Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(signed) Randall K. Eresman President & Chief Executive Officer	(signed) Sherri A. Brillon Executive Vice-President, Strategic Planning & Portfolio Management
(signed) David P. O'Brien Director and Chairman of the Board	(signed) James M. Stanford, O.C. Director and Chairman of the Reserves Committee

February 13, 2008

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

EnCana Corporation

December 31, 2007

Management’s Discussion and Analysis

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2007, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this MD&A.

The Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This MD&A is dated February 21, 2008.

Readers can find the definition of certain terms used in this MD&A in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this MD&A.

EnCana’s Business

EnCana is a leading North American unconventional natural gas and integrated oil company.

EnCana operates three business segments:

•                  Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities. The majority of the Company’s upstream operations are located in Canada and the U.S. Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•                  Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products in the U.S. This segment represents EnCana’s 50 percent interest in a joint venture with ConocoPhillips.

•                  Market Optimization is focused on enhancing the sale of EnCana’s upstream production. As part of these activities, Market Optimization buys and sells third party products to enhance EnCana’s operational flexibility for transportation commitments, product type, delivery points and customer diversification.

2007 Overview

In 2007 compared to 2006, EnCana:

•                  Formed a North American integrated oil business with ConocoPhillips;

•                  Reported a 20 percent increase in Cash Flow from Continuing Operations to $8,453 million primarily due to an increase of $1,018 million before-tax in Operating Cash Flow from the integrated oil business with ConocoPhillips and an increase of $760 million after-tax in realized financial hedging gains;

•                  Reported a 27 percent increase in Operating Earnings from Continuing Operations to $4,100 million;

•                  Reported a 23 percent decrease in Net Earnings from Continuing Operations to $3,884 million primarily due to after-tax unrealized mark-to-market losses of $811 million in 2007 compared with gains of $1,357 million in 2006 and a $255 million after-tax gain on divestiture of assets in Brazil in 2006;

•                  Reported a $1,526 million increase in Free Cash Flow to $2,418 million;

•                  Grew natural gas production 6 percent to 3,566 million cubic feet (“MMcf”) of gas per day (“MMcf/d”);

•                  Increased production from natural gas key resource plays 14 percent;

•                  Grew crude oil production 25 percent at Foster Creek and Christina Lake to 53,628 barrels per day (“bbls/d”). After reflecting the 50 percent contribution to the joint venture with ConocoPhillips, EnCana’s reported production from these two properties decreased 37 percent to 26,814 bbls/d;

•                  Reported a 6 percent decrease in natural gas prices to $5.89 per thousand cubic feet (“Mcf”). Realized natural gas prices, including the impact of financial hedging, averaged $7.22 per Mcf, an increase of 7 percent;

•                  Acquired additional Deep Bossier natural gas and land interests in East Texas for approximately $2.55 billion before closing adjustments;

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

•                  Completed the sale of assets in Australia for $31 million, assets in the Mackenzie Delta and Beaufort Sea for $159 million and interests in Chad for $208 million;

•                  Entered into an agreement to sell its remaining interests in Brazil for approximately $165 million before closing adjustments;

•                  Purchased 38.9 million of its Common Shares, representing approximately 5 percent of the shares outstanding at the beginning of the year, at an average price of $52.05 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $2,025 million in 2007;

•                  Added net proved natural gas reserves of 2,184 billion cubic feet (“Bcf”) and crude oil and NGLs reserves of 241 million barrels (“MMbbls”) excluding the 398 MMbbls contributed to the integrated oil business;

•                  Was impacted by a 5 percent increase in the U.S./Canadian dollar exchange rate that increased reported total capital investment by $199 million, operating expense by $0.04 per thousand cubic feet equivalent (“Mcfe”), administrative expense by $0.01 per Mcfe and depreciation, depletion and amortization (“DD&A”) by $130 million;

•                  Increased its annual dividend by 113 percent to 80 cents per share in 2007 compared to 37.5 cents per share in 2006;

•                  Increased its quarterly dividend to 40 cents per share for the first quarter of 2008; and

•                  Approved the development of the Deep Panuke natural gas project offshore Nova Scotia.

On January 2, 2007, EnCana became a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.

Business Environment

EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials, crack spreads and the U.S./Canadian dollar exchange rate. The following table shows select market benchmark prices and foreign exchange rates to assist in understanding EnCana’s financial results:

		2007 vs		2006 vs
Year ended December 31 (Average for the period)	2007	2006	2006	2005	2005
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$6.61	-5%	$6.98	-18%	$8.48
NYMEX ($/MMBtu)	6.86	-5%	7.22	-16%	8.62
Rockies (Opal) ($/MMBtu)	3.95	-30%	5.65	-19%	6.96
Texas (HSC) ($/MMBtu)	6.58	1%	6.53	-13%	7.54
Basis Differential ($/MMBtu)
AECO/NYMEX	0.75	-29%	1.06	-33%	1.59
Rockies/NYMEX	2.91	85%	1.57	-5%	1.66
Texas/NYMEX	0.28	-60%	0.70	-35%	1.08
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	72.41	9%	66.25	17%	56.70
Western Canadian Select (WCS) ($/bbl)	49.50	11%	44.69	23%	36.39
Differential - WTI/WCS ($/bbl)	22.91	6%	21.56	6%	20.31
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl)(1)	17.67	32%	13.38	11%	12.03
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.930	5%	0.882	7%	0.825

(1)             3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel. 2005 and 2006 are calculated using Low Sulphur Diesel; 2007 is calculated using Ultra Low Sulphur Diesel.

Acquisitions and Divestitures

On November 20, 2007, EnCana acquired all of the Deep Bossier natural gas and land interests of privately owned Leor Energy group in East Texas for approximately $2.55 billion before closing adjustments, increasing EnCana’s interest to 100 percent in these lands.

In keeping with EnCana’s North American resource play and refining operations strategy, the Company completed the following divestitures in 2007:

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

•                  The sale of assets in Australia on August 15 for $31 million resulting in a gain on sale of $30 million before-tax ($25 million after-tax);

•                  The sale of its assets in the Mackenzie Delta and Beaufort Sea on May 30 for $159 million;

•                  The sale of its interests in Chad on January 12 for $208 million resulting in a gain on sale of $59 million; and

•                  The sale of other minor properties.

In addition to these divestitures, EnCana completed the sale of The Bow office project assets on February 9, 2007 for approximately $57 million, largely representing its investment at the date of sale.

Proceeds from these divestitures were directed primarily to the purchase of shares under EnCana’s NCIB.

On September 13, 2007, EnCana reached an agreement to sell its remaining interests in Brazil for approximately $165 million before closing adjustments. The sale is subject to closing conditions and regulatory approvals, which are expected to be completed in the first half of 2008.

Consolidated Financial Results

($ millions, except per share amounts)	2007	Q4	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1	2005

Total Consolidated

Cash Flow (1)	$8,453	$1,934	$2,218	$2,549	$1,752	$7,161	$1,761	$1,894	$1,815	$1,691	$7,426

- per share – diluted	11.06	2.56	2.93	3.33	2.25	8.56	2.18	2.30	2.15	1.96	8.35

Net Earnings	3,959	1,082	934	1,446	497	5,652	663	1,358	2,157	1,474	3,426

- per share – basic	5.23	1.44	1.24	1.91	0.65	6.89	0.84	1.68	2.60	1.74	3.95

- per share – diluted	5.18	1.43	1.24	1.89	0.64	6.76	0.82	1.65	2.55	1.70	3.85

Operating Earnings (2)	4,100	849	1,032	1,369	850	3,271	675	1,078	824	694	3,241

- per share – diluted	5.36	1.12	1.37	1.79	1.09	3.91	0.84	1.31	0.98	0.80	3.64

Total Assets	46,974					35,106					34,148

Long-Term Debt	8,840					6,577					6,703

Cash Dividends – per share	0.800	0.200	0.200	0.200	0.200	0.375	0.100	0.100	0.100	0.075	0.275

Continuing Operations

Cash Flow from Continuing Operations (1)	8,453	1,934	2,218	2,549	1,752	7,043	1,742	1,883	1,839	1,579	6,962

Net Earnings from Continuing Operations	3,884	1,007	934	1,446	497	5,051	643	1,343	1,593	1,472	2,829

- per share – basic	5.13	1.34	1.24	1.91	0.65	6.16	0.81	1.66	1.92	1.74	3.26

- per share – diluted	5.08	1.33	1.24	1.89	0.64	6.04	0.80	1.63	1.88	1.70	3.18

Operating Earnings from Continuing Operations (2)	4,100	849	1,032	1,369	850	3,237	672	1,064	841	660	3,048

Revenues, Net of Royalties	21,446	5,801	5,596	5,613	4,436	16,399	3,676	4,029	3,922	4,772	14,573

(1)    Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under the “Cash Flow” section of this MD&A.

(2)    Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under the “Operating Earnings” section of this MD&A.

CASH FLOW

Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, all of which are defined on the Consolidated Statement of Cash Flows. Cash Flow from Continuing Operations is a non-GAAP measure defined as Cash Flow excluding Cash Flow from Discontinued Operations, which is defined on the Consolidated Statement of Cash Flows. While Cash Flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and are used by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Summary of Cash Flow from Continuing Operations

($ millions)	2007	2006	2005
Cash From Operating Activities	$8,429	$7,973	$7,430
(Add back) deduct:
Cash Flow from Discontinued Operations	-	118	464
Net change in other assets and liabilities	(16)	138	(281)
Net change in non-cash working capital from Continuing Operations	(8)	3,343	497
Net change in non-cash working capital from Discontinued Operations	-	(2,669)	(212)
Cash Flow from Continuing Operations	$8,453	$7,043	$6,962

2007 versus 2006

EnCana’s 2007 Cash Flow of $8,453 million increased $1,292 million or 18 percent compared to 2006 Cash Flow of $7,161 million.

Cash Flow from Continuing Operations in 2007 was $8,453 million (2006 – $7,043 million).

The increase in Cash Flow from Continuing Operations in 2007 compared with 2006 resulted from:

•                  Operating Cash Flow from the Integrated Oil business was $1,294 million in 2007 compared to $276 million in 2006;

•                  Realized financial natural gas, crude oil and other hedging gains were $1,023 million after-tax in 2007 compared with gains of $263 million after-tax in 2006;

•                  Natural gas production volumes in 2007 increased 6 percent to 3,566 MMcf/d from 3,367 MMcf/d in 2006; and

•                  Average North American liquids prices, excluding financial hedges, increased 15 percent to $50.05 per bbl in 2007 compared to $43.71 per bbl in 2006.

Cash Flow from Continuing Operations was reduced by:

•                  Cash taxes were $1,554 million in 2007 compared to $942 million in 2006 primarily as a result of increased operating cash flows in the U.S. and higher realized financial hedging gains offset partially by a $179 million recovery due to a Canadian federal corporate tax legislative change;

•                  Average North American natural gas prices, excluding financial hedges, decreased 6 percent to $5.89 per Mcf in 2007 compared to $6.25 per Mcf in 2006; and

•                  North American liquids production volumes decreased 15 percent to 134,154 bbls/d in 2007 from 157,273 bbls/d in 2006. This decrease reflects the increased production volumes at Foster Creek offset by EnCana’s 50 percent contribution of the Foster Creek and Christina Lake properties to the joint venture with ConocoPhillips and natural declines in conventional properties.

2006 versus 2005

EnCana’s 2006 Cash Flow was $7,161 million, a decrease of $265 million or 4 percent from 2005 mainly due to the decline in Cash Flow from Discontinued Operations of $346 million year over year.

Cash Flow from Continuing Operations in 2006 was $7,043 million (2005 – $6,962 million).

The increase in Cash Flow from Continuing Operations resulted from:

•                  Average North American liquids prices, excluding financial hedges, increased 21 percent to $43.71 per bbl in 2006 compared to $36.17 per bbl in 2005;

•                  North American natural gas production volumes in 2006 increased 4 percent to 3,367 MMcf/d from 3,227 MMcf/d in 2005; and

•                  Realized financial natural gas and crude oil hedging gains were $263 million after-tax in 2006 compared with losses of $441 million after-tax in 2005.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Cash Flow from Continuing Operations was reduced by:

•                  Average North American natural gas prices, excluding financial hedges, decreased 16 percent to $6.25 per Mcf in 2006 compared to $7.46 per Mcf in 2005;

•                  Operating expenses, which increased 15 percent to $1,655 million in 2006 compared with $1,438 million in 2005; and

•                  The current tax provision, excluding income tax on the 2006 sale of assets in Brazil, increased $267 million to $893 million in 2006 compared to $626 million in 2005, excluding income tax on sale of the Gulf of Mexico assets.

Q4 2007 versus Q4 2006

Cash Flow from Continuing Operations in 2007 was $1,934 million, an increase of $192 million or 11 percent compared to 2006.

The increase in Cash Flow from Continuing Operations resulted from:

•                  Average North American liquids prices, excluding financial hedges, increased 54 percent to $59.60 per bbl in 2007 compared to $38.69 per bbl in 2006;

•                  Operating Cash Flow from the integrated oil business was $222 million in 2007 compared to $93 million in 2006;

•                  Realized financial natural gas, crude oil and other hedging gains were $246 million after-tax in 2007 compared with gains of $160 million after-tax in 2006; and

•                  Natural gas production volumes in 2007 increased 9 percent to 3,722 MMcf/d from 3,406 MMcf/d in 2006.

Cash Flow from Continuing Operations was reduced by:

•                  Cash taxes were $580 million in 2007 compared to $113 million in 2006 primarily as a result of adjustments made to full year estimates, U.S. operations and higher realized financial hedging gains; and

•                  North American liquids production volumes decreased 12 percent to 136,137 bbls/d in 2007 from 154,669 bbls/d in 2006. This decrease reflects the increased production volumes at Foster Creek offset by EnCana’s 50 percent contribution of the Foster Creek and Christina Lake properties to the joint venture with ConocoPhillips and natural declines in conventional properties.

NET EARNINGS

2007 versus 2006

EnCana’s 2007 Net Earnings were $3,959 million, a decrease of $1,693 million compared to 2006. Net Earnings from Discontinued Operations of $75 million in 2007 decreased $526 million from 2006 primarily due to sales of the gas storage business and Ecuador assets in 2006 (discussed in the Discontinued Operations section of this MD&A).

EnCana’s 2007 Net Earnings from Continuing Operations were $3,884 million or $1,167 million lower than 2006. In addition to the items affecting Cash Flow from Continuing Operations as detailed previously, significant items affecting Net Earnings from Continuing Operations were:

•                  Unrealized mark-to-market losses of $811 million after-tax in 2007 compared with gains of $1,357 million after-tax in 2006;

•                  DD&A increased $704 million in 2007 compared to 2006 primarily due to higher future development costs, the higher U.S./Canadian dollar exchange rate and the increase in production volumes. In addition, downstream refinery DD&A was $159 million in 2007 with no comparative amount in 2006;

•                  A gain on sale of approximately $255 million after-tax from the sale of a 50 percent interest in the Chinook heavy oil discovery offshore Brazil in 2006;

•                  Reductions in future tax in addition to the impact detailed above related to the unrealized mark-to-market; and

•                  Non-operating foreign exchange gains of $217 million after-tax in 2007 with no comparative amount in 2006.

2006 versus 2005

EnCana’s 2006 Net Earnings were $5,652 million, an increase of $2,226 million compared to 2005. Net Earnings for the year included unrealized after-tax mark-to-market gains of $1,370 million (2005 – after-tax losses of $277 million) and the effect of the tax rate reduction of $457 million (2005 – nil). Net Earnings from Discontinued Operations increased slightly to $601 million in 2006, mainly due to the gain on sale of gas storage assets offset partially by the loss on sale of Ecuador assets (discussed in the Discontinued Operations section of this MD&A).

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

EnCana’s 2006 Net Earnings from Continuing Operations were $5,051 million, an increase of $2,222 million compared with 2005. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:

•                  Unrealized mark-to-market gains of $1,357 million after-tax in 2006 compared with losses of $311 million after-tax in 2005;

•                  A gain on sale of approximately $255 million after-tax from the sale of a 50 percent interest in the Chinook heavy oil discovery offshore Brazil; and

•                  An increase in DD&A of $343 million as a result of the higher U.S./Canadian dollar exchange rate, higher DD&A rates and increased production volumes.

Q4 2007 versus Q4 2006

EnCana’s 2007 Net Earnings were $1,082 million, an increase of $419 million compared to 2006. Net Earnings from Discontinued Operations of $75 million in 2007 relate to final adjustments on the December 2005 sale of the Company’s Midstream NGLs processing operations.

EnCana’s 2007 Net Earnings from Continuing Operations were $1,007 million or $364 million higher compared to 2006. In addition to the items affecting Cash Flow from Continuing Operations as detailed previously, significant items affecting Net Earnings from Continuing Operations were:

•                  Non-operating foreign exchange gains of $267 million after-tax in 2007 compared with losses of $128 million after-tax in 2006;

•                  Unrealized mark-to-market losses of $366 million after-tax in 2007 compared with gains of $99 million after-tax in 2006; and

•                  DD&A increased $320 million in 2007 compared to 2006 primarily due to higher future development costs, the higher U.S./Canadian dollar exchange rate and the increase in production volumes; and

•                  Reductions in future tax, which include the impact detailed above related to the unrealized mark-to-market and $264 million due to rate reductions.

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

Summary of Operating Earnings

	2007		2006		2005
($ millions, except per share amounts)		Per share(5)		Per share(5)		Per share(5)
Net Earnings, as reported	$3,959	$5.18	$5,652	$6.76	$3,426	$3.85
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	(811)	(1.06)	1,370	1.64	(277)	(0.31)
Non-operating foreign exchange gain (loss), after-tax (1)	217	0.28	-	-	92	0.10
Gain (loss) on discontinuance, after-tax (2)	152	0.20	554	0.66	370	0.42
Future tax recovery due to tax rate reductions	301	0.40	457	0.55	-	-
Operating Earnings (3) (4)	$4,100	$5.36	$3,271	$3.91	$3,241	$3.64

(1)    Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, the partnership contribution receivable and realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(2)    For 2007, primarily the sale of interests in Chad, assets in Australia and final adjustments on the NGL processing business sold in 2005; sale of storage facilities and interests in Ecuador for 2006; sale of NGL processing business for 2005.

(3)    Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions and the effect of changes in statutory income tax rates. In 2007, EnCana changed its calculation of Operating Earnings to exclude the foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)    Unrealized gains or losses and realized foreign exchange gains or losses on settlement of intercompany transactions have no impact on Cash Flow.

(5)    Per Common Share - diluted.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Summary of Operating Earnings from Continuing Operations

($ millions)	2007	2006	2005
Net Earnings from Continuing Operations, as reported	$3,884	$5,051	$2,829
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	(811)	1,357	(311)
Non-operating foreign exchange gain (loss), after-tax (1)	217	-	92
Gain (loss) on discontinuance, after-tax (2)	77	-	-
Future tax recovery due to tax rate reductions	301	457	-
Operating Earnings from Continuing Operations (3) (4)	$4,100	$3,237	$3,048

(1)    Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, the partnership contribution receivable and realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(2)    Primarily the sale of interests in Chad and assets in Australia for 2007.

(3)    Operating Earnings from Continuing Operations is a non-GAAP measure defined as Net Earnings from Continuing Operations excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions and the effect of changes in statutory income tax rates. In 2007, EnCana changed its calculation of Operating Earnings to exclude the foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)    Unrealized gains or losses and realized foreign exchange gains or losses on settlement of intercompany transactions have no impact on Cash Flow.

FOREIGN EXCHANGE

As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate increased 5 percent to $0.930 in 2007 compared to $0.882 in 2006. The table below summarizes the quarterly and total year impacts of this increase on EnCana’s operations when compared to the same periods in 2006.

	2007	Q4	Q3	Q2	Q1
Average U.S./Canadian Dollar Exchange Rate	$0.930	$1.019	$0.957	$0.911	$0.854
Decrease (increase) in:
Total Capital Investment ($millions)	(199)	(136)	(63)	(20)	20
Operating Expense ($/Mcfe)	(0.04)	(0.12)	(0.05)	(0.01)	0.01
Administrative Expense ($/Mcfe)	(0.01)	(0.03)	(0.01)	-	-
DD&A ($millions)	(130)	(86)	(40)	(12)	8

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

RESULTS OF OPERATIONS

Production Volumes

	2007	Q4	Q3	Q2	Q1	2006	Q4	Q3	Q2	Q1	2005
Produced Gas (MMcf/d)	3,566	3,722	3,630	3,506	3,400	3,367	3,406	3,359	3,361	3,343	3,220
Crude Oil (bbls/d)	108,976	109,273	109,967	108,916	107,715	133,066	130,563	132,814	127,459	141,552	131,225
NGLs (bbls/d)	25,178	26,864	26,416	24,500	22,875	24,207	24,106	23,907	24,400	24,421	25,582
Continuing Operations (MMcfe/d)(1)	4,371	4,539	4,448	4,306	4,184	4,311	4,334	4,299	4,272	4,339	4,161

Discontinued Operations
Ecuador (bbls/d)(2)	-	-	-	-	-	11,996	-	-	-	48,650	72,916
Discontinued Operations (MMcfe/d)(1)	-	-	-	-	-	72	-	-	-	292	437

Total (MMcfe/d)(1)	4,371	4,539	4,448	4,306	4,184	4,383	4,334	4,299	4,272	4,631	4,598

(1)    Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)    Ecuador interests sold on February 28, 2006.

Production volumes from continuing operations increased 1 percent or 60 million cubic feet equivalent per day (“MMcfe/d”) in 2007 compared to 2006 due to:

•                  Increased production from EnCana’s natural gas key resource plays of 14 percent in 2007 compared to 2006; offset by

•                  Decreased production from EnCana’s crude oil key resource plays of 25 percent in 2007 compared to 2006 after reflecting the 50 percent contribution of Foster Creek and Christina Lake to the joint venture with ConocoPhillips and as a result of natural declines in conventional properties.

Production volumes on a pro forma basis, after reflecting 100 percent of Foster Creek and Christina Lake production, increased 5 percent or 221 MMcfe/d in 2007 compared to 2006.

Key Resource Plays

	Daily Production					Drilling Activity (net wells drilled)
		2007 vs		2006 vs
	2007	2006	2006	2005	2005	2007	2006	2005
Natural Gas (MMcf/d)
Jonah	557	20%	464	7%	435	135	163	104
Piceance	348	7%	326	6%	307	286	220	266
East Texas	143	44%	99	10%	90	35	59	84
Fort Worth	124	23%	101	44%	70	75	97	59
Greater Sierra	211	-1%	213	-3%	219	109	115	164
Cutbank Ridge	234	38%	170	85%	92	81	116	135
Bighorn	119	31%	91	65%	55	58	52	51
CBM	259	34%	194	73%	112	1,079	729	1,245
Shallow Gas (1)	726	-2%	739	-3%	765	1,914	1,310	1,389
	2,721	14%	2,397	12%	2,145	3,772	2,861	3,497
Oil (Mbbls/d)
Foster Creek	49	31%	37	27%	29	45	6	39
Christina Lake	5	-13%	6	9%	5	7	2	-
Partner’s 50% Interest	(27)	-	-	-	-	(26)	-	-
	27	-37%	43	24%	34	26	8	39
Pelican Lake	23	-1%	24	-9%	26	-	-	52
	50	-25%	66	10%	60	26	8	91

Total (MMcfe/d)	3,021	8%	2,795	12%	2,506	3,798	2,869	3,588

(1)    Shallow Gas volumes and net wells drilled report commingled volumes from multiple zones within the same geographic area as a result of regulatory approval, which was received in late 2006. Figures for 2005 and 2006 have been restated accordingly.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

CANADA, UNITED STATES AND OTHER

Produced Gas

Financial Results from Continuing Operations

($ millions, except per unit amounts in $ per thousand cubic feet)	2007
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$5,058	$6.20	$2,641	$5.38	$7,699	$5.89
Realized Financial Hedging Gain	613		1,124		1,737
Expenses
Production and mineral taxes	70	0.09	167	0.34	237	0.18
Transportation and selling	285	0.35	307	0.62	592	0.45
Operating	744	0.92	323	0.65	1,067	0.82
Operating Cash Flow / Netback (1)	$4,572	$4.84	$2,968	$3.77	$7,540	$4.44
Netback including Realized Financial Hedging						$5.77

Gas Production Volumes (MMcf/d)		2,221		1,345		3,566

	2006
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$4,968	$6.20	$2,742	$6.35	$7,710	$6.25
Realized Financial Hedging Gain	472		112		584
Expenses
Production and mineral taxes	80	0.10	213	0.49	293	0.24
Transportation and selling	278	0.35	248	0.54	526	0.42
Operating	629	0.79	283	0.65	912	0.74
Operating Cash Flow / Netback (1)	$4,453	$4.96	$2,110	$4.67	$6,563	$4.85
Netback including Realized Financial Hedging						$5.32

Gas Production Volumes (MMcf/d)		2,185		1,182		3,367

	2005
	Canada		United States		Total
		$/Mcf		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$5,669	$7.27	$3,126	$7.82	$8,795	$7.46
Realized Financial Hedging Loss	(183)		(194)		(377)
Expenses
Production and mineral taxes	76	0.10	325	0.81	401	0.34
Transportation and selling	283	0.36	182	0.46	465	0.40
Operating	521	0.67	212	0.53	733	0.62
Operating Cash Flow / Netback (1)	$4,606	$6.14	$2,213	$6.02	$6,819	$6.10
Netback including Realized Financial Hedging						$5.78

Gas Production Volumes (MMcf/d)		2,125		1,095		3,220

(1)   Netback excludes the impact of realized financial hedging.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Produced Gas Revenue Variances for 2007 Compared to 2006 from Continuing Operations

	2006 Revenues	Revenue			2007 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Canada	$5,440	$132	$91	$8	$5,671
United States	2,854	455	456	-	3,765
Total Produced Gas	$8,294	$587	$547	$8	$9,436

(1) Includes the impact of realized financial hedging.

(2) Includes Gas-over-Bitumen revenues resulting from wells shut-in or denied production that are received from the Alberta Government.

2007 versus 2006

Revenues, net of royalties, increased in 2007 compared with 2006 due to:

•                  Realized financial hedging gains totaled $1,737 million or $1.33 per Mcf in 2007 compared to gains of $584 million or $0.47 per Mcf in 2006; and

•                  A 6 percent increase in natural gas production volumes offset by a 6 percent decrease in North American natural gas prices, excluding the impact of financial hedging.

Produced gas volumes in the U.S. increased 14 percent in 2007 as a result of drilling and operational success as well as new facilities at Jonah, East Texas, Fort Worth and Piceance. Fourth quarter 2007 produced gas volumes in the U.S. also benefited slightly from incremental volumes from the Deep Bossier acquisition (34 MMcf/d). Produced gas volumes in Canada increased 2 percent in 2007. Drilling success and new facilities in the key resource plays of CBM, Cutbank Ridge and Bighorn were offset by natural declines for conventional properties.

The decrease in EnCana’s North American natural gas price in 2007, excluding the impact of financial hedges, reflects the decline in AECO and NYMEX benchmark prices and changes in the basis differentials. Variability in realized prices also reflects the weighting of EnCana’s various gas stream volumes at their respective benchmark price, net of applicable basis differential.

Natural gas per unit production and mineral taxes in the U.S. decreased $0.15 per Mcf or 31 percent in 2007 compared to 2006 mainly as a result of lower natural gas prices in the U.S. Rockies and a reduction in the severance and ad valorem effective tax rate for Colorado properties.

Natural gas per unit transportation and selling costs for the U.S. increased 15 percent or $0.08 per Mcf in 2007 compared to 2006 primarily as a result of higher transportation rates in the Piceance area.

Natural gas per unit operating expenses for Canada in 2007 were 16 percent or $0.13 per Mcf higher than in 2006 as a result of the higher U.S./Canadian dollar exchange rate discussed earlier, higher repairs and maintenance expenses and increased property taxes and lease rentals offset partially by decreased electricity costs. Operating costs in both Canada and the U.S. were also impacted by higher long-term compensation costs in 2007 compared to 2006 due to increases in the EnCana share price, which resulted in a $0.03 per Mcf increase in operating costs for North American natural gas.

2006 versus 2005

Revenues, net of royalties, decreased in 2006 compared with 2005 due to:

•                  A 16 percent decrease in North American natural gas prices, excluding the impact of financial hedging; offset by

•                  A 5 percent increase in natural gas production volumes; and

•                  Realized financial hedging gains totaled $584 million or $0.47 per Mcf in 2006 compared to losses of $377 million or $0.32 per Mcf in 2005.

Produced gas volumes in Canada increased 3 percent in 2006, mainly due to drilling success in the key resource plays of CBM, Cutbank Ridge and Bighorn and additional well tie-ins and recompletions in several areas. CBM is the commingled gas volumes from the coal and sand intervals based on regulatory approval. Offsetting the increase were unscheduled maintenance, natural declines, planned turnarounds and weather related delays for the Shallow Gas key resource play and conventional properties, which resulted in lower production volumes. Produced gas volumes in the U.S. increased 8 percent in 2006 as a result of drilling success at Fort Worth, Jonah, Piceance and East Texas as well as the impact of property acquisitions in the Fort Worth Basin in late 2005.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

EnCana’s North American natural gas price for 2006, excluding the impact of financial hedges, was $6.25 per Mcf, a decrease of 16 percent from 2005, consistent with the decline in the AECO price of 18 percent and the NYMEX price of 16 percent. North American realized financial hedging gains on natural gas for 2006 were approximately $584 million or $0.47 per Mcf compared to losses of approximately $377 million or $0.32 per Mcf in 2005. The hedging gains in 2006 were a result of put hedging instruments transacted at higher price levels than in 2006, coupled with a decline in North American natural gas prices in 2006 compared to 2005.

Natural gas per unit production and mineral taxes, which are generally calculated as a percentage of revenues, remained flat in Canada for 2006 mainly due to lower natural gas prices offset partially by the higher U.S./Canadian dollar exchange rate. Natural gas per unit production and mineral taxes in the U.S. decreased $0.32 per Mcf or 40 percent in 2006 mainly as a result of a reduction in the effective production and severance tax rates for Colorado properties and lower natural gas prices.

Natural gas per unit transportation and selling costs for the U.S. increased $0.08 per Mcf or 17 percent for 2006 primarily as a result of higher transportation costs on operated wells from Piceance, East Texas and certain Colorado properties.

Natural gas per unit operating expenses in Canada for 2006 were 18 percent or $0.12 per Mcf higher as a result of the higher U.S./Canadian dollar exchange rate, increased industry activity, property taxes and lease rentals, electricity rates and salaries and benefits. Natural gas per unit operating expenses in the U.S. increased 23 percent or $0.12 per Mcf for 2006 mainly as a result of increased industry activity, chemicals, salaries, workovers and repairs and maintenance expenses. Increases in operating costs in both Canada and the U.S. were offset partially by lower long-term compensation costs in 2006 compared to 2005.

Crude Oil and NGLs

Financial Results from Continuing Operations

($ millions)	2007
	Canada(1)	United States	Total
Revenues, Net of Royalties	$1,645	$309	$1,954
Expenses
Production and mineral taxes	32	22	54
Transportation and selling	42	-	42
Operating	266	-	266
Operating Cash Flow	$1,305	$287	$1,592

	2006
	Canada(1)	United States	Total
Revenues, Net of Royalties	$1,530	$267	$1,797
Expenses
Production and mineral taxes	36	20	56
Transportation and selling	52	-	52
Operating	237	-	237
Operating Cash Flow	$1,205	$247	$1,452

	2005
	Canada(1)	United States	Total
Revenues, Net of Royalties	$1,297	$245	$1,542
Expenses
Production and mineral taxes	28	24	52
Transportation and selling	17	-	17
Operating	206	-	206
Operating Cash Flow	$1,046	$221	$1,267

(1) Excludes Foster Creek/Christina Lake, which are discussed under Integrated Oil.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Crude Oil and NGLs Revenue Variances for 2007 Compared to 2006 from Continuing Operations

	2006 Revenues	Revenue		2007 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canada(2)	$1,530	$221	$(106)	$1,645
United States	267	15	27	309
Total Crude Oil and NGLs	$1,797	$236	$(79)	$1,954

(1) Includes the impact of realized financial hedging.

(2) Excludes Foster Creek/Christina Lake, which are discussed under Integrated Oil.

2007 versus 2006

Revenues, net of royalties, increased in 2007 compared with 2006 due to:

•                  A 13 percent increase in Canada crude oil and 11 percent increase in North American NGLs prices, excluding financial hedges partially offset by a 6 percent decrease in North American liquids production volumes; and

•                  Realized financial hedging losses on liquids totaled $110 million or $3.05 per bbl in 2007 compared to losses of $125 million or $3.32 per bbl in 2006.

Canada crude oil production decreased 9 percent primarily due to natural declines in conventional properties.

2006 versus 2005

Revenues, net of royalties, increased in 2006 compared with 2005 due to:

•                  A 16 percent increase in Canada crude oil and 16 percent increase in North American NGLs prices, excluding financial hedges; and

•                  Realized financial hedging losses on liquids totaled $125 million or $3.32 per bbl in 2006 compared to losses of $218 million or $5.18 per bbl in 2005.

North American crude oil and NGLs volumes decreased 6 percent due to the Pelican Lake royalty payout, unscheduled maintenance, delays in capital programs in southern Alberta and natural declines. EnCana’s Pelican Lake property reached payout in April 2006 which increased the royalty payments to the Alberta Government and reduced EnCana’s net revenue interest crude oil volumes by approximately 6,000 bbls/d from the point of payout.

Per Unit Results – Crude Oil

($ per barrel)	Canada(1)
	2007	2006	2005
Price (2)	$50.76	$44.83	$38.49
Expenses
Production and mineral taxes	1.09	1.11	0.79
Transportation and selling	1.32	0.91	1.08
Operating	9.03	7.69	5.90
Netback	$39.32	$35.12	$30.72

Crude Oil Production Volumes (bbls/d)	82,162	90,298	96,846

(1) Excludes Foster Creek/Christina Lake, which are discussed under Integrated Oil.

(2) Excludes the impact of realized financial hedging.

2007 versus 2006

Canada crude oil prices in 2007 increased 13 percent compared to 2006. This increase reflects the changes in benchmark WTI and WCS crude oil prices compared to 2006. Total realized financial hedging losses on crude oil for Canada were approximately $96 million or $3.20 per bbl in 2007 compared to losses of approximately $110 million or $3.43 per bbl in 2006.

Canada crude oil per unit transportation and selling costs increased 45 percent or $0.41 per bbl in 2007 compared to 2006 due to increased clean oil trucking costs at Weyburn, the higher U.S./Canadian dollar exchange rate and additional marketing costs.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Canada crude oil per unit operating costs in 2007 increased 17 percent or $1.34 per bbl compared to 2006 mainly due to the higher U.S./Canadian dollar exchange rate, increased workovers, higher long-term compensation costs due to the increase in the EnCana share price and increased chemicals offset partially by decreased electricity costs.

2006 versus 2005

The increase in EnCana’s Canada crude oil price for 2006, excluding the impact of financial hedges, reflects the 17 percent increase in the benchmark WTI crude oil price compared to 2005. Canada realized financial hedging losses on crude oil were approximately $110 million or $3.43 per bbl for 2006 compared to losses of approximately $218 million or $6.21 per bbl for 2005. The reduced hedging losses in 2006 were a result of fixed price and put hedging instruments transacted at higher price levels than in 2005, coupled with an increase in benchmark oil prices in 2006 compared to 2005.

Canada crude oil production in 2006 decreased 7 percent from 2005 as a result of the Pelican Lake royalty payout in April 2006, property dispositions and declining production on conventional properties.

Canada crude oil per unit production and mineral taxes increased 41 percent or $0.32 per bbl in 2006 primarily due to increased production from the Weyburn and Senlac properties in Saskatchewan, which are subject to freehold production tax and Saskatchewan resource tax, the higher U.S./Canadian dollar exchange rate and the impact of higher overall prices.

Canada crude oil per unit transportation and selling costs decreased 16 percent or $0.17 per bbl in 2006 primarily due to lower transportation costs resulting from the disposition of properties with higher rates and costs in 2005.

Canada crude oil per unit operating costs for 2006 increased 30 percent or $1.79 per bbl mainly due to the higher U.S./Canadian dollar exchange rate, increased electricity rates, a prior period adjustment for a non-operated property, increased industry activity and lower production from Pelican Lake as a result of the royalty payout in the second quarter of 2006.

Per Unit Results – NGLs

NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. Costs directly associated with NGLs production such as production and mineral taxes and transportation and selling costs totaled $26 million in 2007 compared to $22 million in 2006.

Upstream Depreciation, Depletion and Amortization

EnCana uses full cost accounting and calculates DD&A on a country-by-country cost centre basis. Accordingly, the DD&A rate for Canada and Foster Creek/Christina Lake are the same.

2007 versus 2006

Upstream DD&A expenses of $3,423 million in 2007 increased $555 million or 19 percent compared to 2006 due to:

•                  North American production volumes excluding Foster Creek/Christina Lake increased 4 percent;

•                  DD&A rates in 2007 were higher than 2006 primarily as a result of increased future development costs and the higher U.S./Canadian dollar exchange rate; and

•                  DD&A in 2007 included impairments of $44 million and $24 million related to exploration prospects in France and Oman, respectively compared to $6 million in 2006.

2006 versus 2005

Upstream DD&A expenses of $2,868 million in 2006 increased $296 million or 12 percent compared to 2005 due to:

•                  North American production volumes excluding Foster Creek/Christina Lake increased 2 percent;

•                  DD&A rates in 2006 were higher than 2005 as a result of the higher U.S./Canadian dollar exchange rate and an increase in future development costs partially reduced by the effect of the Gulf of Mexico sale in May 2005; and

•                  DD&A in 2006 included impairments of $6 million related to exploration prospects in the Middle East compared to $7 million in 2005.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

INTEGRATED OIL

Foster Creek/Christina Lake Operations

Financial Results from Continuing Operations

($ millions)	Foster Creek/Christina Lake
	2007	2006	2005
Revenues, Net of Royalties	$738	$941	$529
Expenses
Transportation and selling	366	476	350
Operating	159	194	137
Operating Cash Flow	$213	$271	$42

Crude Oil Revenue Variances for 2007 Compared to 2006 from Continuing Operations

	2006 Revenues	Revenue			2007 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/ Christina Lake	$941	66	(168)	(101)	738

(1) Includes the impact of realized financial hedging.

(2) Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation expense.

2007 versus 2006

Revenues, net of royalties, decreased in 2007 compared with 2006 due to:

•                  A 37 percent decrease in Foster Creek/Christina Lake crude oil production volumes as a result of the joint venture with ConocoPhillips partially offset by a 10 percent increase in crude oil prices, excluding financial hedges. Production volumes on a pro forma basis, after reflecting 100 percent of Foster Creek and Christina Lake production, grew 25 percent to 53,628 bbls/d in 2007 compared to 2006;

•                  Realized financial hedging losses totaled $43 million or $3.88 per bbl in 2007 compared to losses of $62 million or $3.98 per bbl in 2006; and

•                  Lower condensate purchased for bitumen blending at Foster Creek/Christina Lake as a result of the joint venture with ConocoPhillips.

2006 versus 2005

Revenues, net of royalties, increased in 2006 compared with 2005 due to:

•                  A 66 percent increase in Foster Creek/Christina Lake crude oil prices, excluding financial hedges combined with a 24 percent increase in crude oil production volumes primarily as a result of continued development at Foster Creek; and

•                  Realized financial hedging losses totaled $62 million or $3.98 per bbl in 2006 compared to losses of $77 million or $6.16 per bbl in 2005.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Per Unit Results – Crude Oil

($ per barrel)	Foster Creek/Christina Lake
	2007	2006	2005
Price (1)	$40.14	$36.49	$22.02
Expenses
Transportation and selling	2.88	2.64	1.54
Operating	14.46	12.38	10.94
Netback	$22.80	$21.47	$9.54

Crude Oil Production Volumes (bbls/d)	26,814	42,768	34,379
Pro forma Production Volumes (bbls/d)(2)	26,814	21,384	17,190

(1) Excludes the impact of realized financial hedging.

(2) 2005 and 2006 production volumes adjusted on a pro forma basis to reflect the 50 percent contribution of Foster Creek and Christina Lake to the business venture with ConocoPhillips in 2007.

2007 versus 2006

Foster Creek/Christina Lake crude oil prices in 2007 increased 10 percent compared to 2006. This increase reflects the changes in benchmark WTI and WCS crude oil prices compared to 2006.

Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2007 increased 9 percent or $0.24 per bbl compared to 2006 due to a higher percentage of volumes being delivered to the U.S. Gulf Coast in 2007 compared to 2006 and the higher U.S./Canadian dollar exchange rate.

Foster Creek/Christina Lake crude oil per unit operating costs increased 17 percent or $2.08 per bbl in 2007 compared to 2006. This reflected increased purchased fuel costs at Foster Creek to steam new well pairs prior to commencing production, increased repairs and maintenance, salaries and benefits and chemicals. In addition, operating costs for 2007 compared to 2006 were impacted by the higher U.S./Canadian dollar exchange rate and higher long-term compensation costs due to the increase in the EnCana share price.

2006 versus 2005

The increase in Foster Creek/Christina Lake crude oil price for 2006, excluding the impact of financial hedges, reflects the 17 percent increase in the benchmark WTI crude oil price compared to 2005 and greater access to markets in the U.S. Gulf Coast. Foster Creek/Christina Lake realized financial hedging losses on crude oil were approximately $62 million or $3.98 per bbl for 2006 compared to losses of approximately $77 million or $6.16 per bbl for 2005. The reduced hedging losses in 2006 were a result of fixed price and put hedging instruments transacted at higher price levels than in 2005, coupled with an increase in benchmark oil prices in 2006 compared to 2005.

Per unit transportation and selling costs increased 71 percent or $1.10 per bbl in 2006 primarily due to a higher proportion of oil volumes being delivered to the U.S. Gulf Coast to capture higher selling prices and the higher U.S./Canadian dollar exchange rate. Crude oil transportation and selling costs also include costs of condensate purchased for blending of bitumen, totaling $435 million (2005 – $330 million), which are not included in the transportation and selling per unit calculations.

Foster Creek/Christina Lake crude oil per unit operating costs for 2006 increased 13 percent or $1.44 per bbl mainly due to workovers at Foster Creek, the higher U.S./Canadian dollar, increased electricity rates, chemicals, repair and maintenance and increased industry activity.

Foster Creek/Christina Lake Depreciation, Depletion and Amortization

EnCana uses full cost accounting and calculates DD&A on a country-by-country cost centre basis. Accordingly, the DD&A rate for Canada and Foster Creek/Christina Lake are the same.

2007 versus 2006

Foster Creek/Christina Lake DD&A expenses of $125 million in 2007 decreased $32 million or 20 percent compared to 2006 due to:

•                  Production volumes decreased 37 percent; offset partially by

•                  Unit of production DD&A rates were higher than 2006 primarily as a result of increased future development costs and the higher U.S./Canadian dollar exchange rate.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

2006 versus 2005

Foster Creek/Christina Lake DD&A expenses of $157 million in 2006 increased $41 million or 35 percent compared to 2005 due to:

•                  Production volumes increased 24 percent; and

•                  Unit of production DD&A rates were higher than 2005 as a result of the higher U.S./Canadian dollar exchange rate and an increase in future development costs.

Downstream Operations

Financial Results

($ millions)	2007
Revenues	$7,315
Expenses
Operating	428
Purchased product	5,813
Operating Cash Flow	$1,074

The downstream business commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity that owns the Wood River and Borger refineries operated by ConocoPhillips.

The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). In July 2007, a new coker with a capacity of approximately 25,000 bbls/d was brought into service along with a new vacuum unit and revamped gas oil and distillate hydrotreaters.

The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis). In early 2007, the refinery completed the construction and start-up of a facility utilizing proprietary sulphur removal technology for the production of low sulphur gasoline.

The goal of Borger and Wood River refineries are to refine approximately 275,000 bbls/d of bitumen (on a 100 percent basis) by 2015 to primarily motor fuels. Currently, the refineries have processing capability to refine up to approximately 70,000 bbls/d of bitumen.

Revenues reflect EnCana’s 50 percent share of the sale of refined petroleum products in the U.S. Operating Cash Flow during 2007 benefited from strong refining margins as evidenced by the Chicago 3-2-1 Crack Spread, which is disclosed in the Business Environment section of this MD&A. The Chicago 3-2-1 Crack Spread increased 32 percent to $17.67 per bbl compared to $13.38 per bbl in 2006. On a 100 percent basis, the two refineries have a combined crude oil refining capacity of 452,000 bbls/d and operated at an average 96 percent of that capacity during 2007. Refined products averaged 457,000 bbls/d through 2007.

Purchased products, consisting mainly of crude oil, represented 93 percent of total expenses in 2007. Operating costs for labour, utilities and supplies comprised the balance of expenses for 2007.

Downstream refining DD&A was $159 million in 2007 with no comparative amount in 2006.

MARKET OPTIMIZATION

Financial Results

($ millions)	2007	2006	2005
Revenues	$2,944	$3,007	$4,267
Expenses
Transportation and selling	10	16	13
Operating	37	62	85
Purchased product	2,858	2,862	4,159
Operating Cash Flow	39	67	10
Depreciation, depletion and amortization	17	12	8
Segment Income	$22	$55	$2

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 – Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. This change was adopted prospectively and has no effect on the earnings of the reported periods. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of the adoption of this policy, reported revenues and purchased product costs for 2007 included offsets of $3,863 million (2006 – $3,238 million; 2005 – nil).

2007 versus 2006

Revenues and Purchased products were basically flat in 2007 compared with 2006, with slight decreases in prices being offset by increases in volumes required for optimization activities.

2006 versus 2005

Purchased product and revenues before the EITF 04-13 netting increased in 2006 due to third party purchases and sales as a result of the sale of the Empress NGL plant to a third party at the end of 2005. For 2006, this incremental activity to facilitate the movement of EnCana gas through the Empress plant totaled approximately $1.9 billion. This was offset by the EITF 04-13 netting which was applied prospectively for 2006 and was not applied to the 2005 values.

CORPORATE

Financial Results

($ millions)	2007	2006	2005
Revenues	$(1,239)	$2,050	$(466)
Expenses
Operating	(5)	(12)	2
Depreciation, depletion and amortization	92	75	73
Segment Income (Loss)	$(1,326)	$1,987	$(541)

Revenues represent unrealized mark-to-market gains or losses related to financial natural gas and crude oil hedge contracts.

DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.

Consolidated Corporate Expenses

($ millions)	2007	2006	2005
Administrative	$384	$271	$268
Interest, net	428	396	524
Accretion of asset retirement obligation	64	50	37
Foreign exchange (gain) loss, net	(164)	14	(24)
Stock-based compensation - options	-	-	15
(Gain) loss on divestitures	(65)	(323)	-

2007 versus 2006

Administrative expenses increased $113 million in 2007 compared to 2006 primarily due to higher long-term compensation expenses of $56 million as a result of the increase in the EnCana share price. The higher U.S./Canadian dollar exchange rate added an additional $18 million and the remaining increase was due to increased staff levels, higher salaries, and other related expenses. Administrative expenses in 2007 were $0.24 per Mcfe compared with $0.17 per Mcfe in 2006. Fourth quarter administrative expenses increased $37 million in 2007 compared to 2006 primarily due to higher long-term compensation expenses of $23 million and increased costs of $13 million due to the higher U.S./Canadian dollar exchange rate.

Net interest expense in 2007 increased $32 million from 2006 primarily as a result of higher average outstanding debt. EnCana’s total long-term debt, including current portion, increased $2,709 million to $9,543 million at December 31, 2007 compared with $6,834 million at December 31, 2006. EnCana’s 2007 weighted average interest rate on outstanding debt was 5.6 percent compared to 5.7 percent in 2006.

The foreign exchange gain of $164 million in 2007 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada and settlement of foreign denominated intercompany transactions offset by revaluation of the partnership contribution receivable. Fourth quarter 2007 foreign exchange gain of $233 million is primarily due to the effects of the U.S./Canadian dollar exchange rate on settlement of foreign currency denominated intercompany transactions.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

The gain on divestitures in 2007 relates primarily to the divestiture of interests in Chad and assets in Australia. The gain on divestitures in 2006 relates to the divestitures of the Chinook heavy oil discovery offshore Brazil and the Entrega Pipeline.

2006 versus 2005

Administrative expenses in 2006 were comparable with 2005 due to increases for office expenses, the higher U.S./Canadian dollar exchange rate and increased general costs offset by lower long-term compensation expenses, which were tied to EnCana’s Common Share price. Administrative expenses in 2006 were $0.17 per Mcfe compared with $0.18 per Mcfe in 2005.

Interest expense in 2006 decreased by $128 million mainly as a result of a $121 million one time charge incurred in 2005 to retire certain medium term notes and lower average outstanding debt in 2006 due to repayments using the sales proceeds from the Entrega Pipeline, Ecuador, Brazil and gas storage divestitures.

Summary of Unrealized Mark-to-Market Gains (Losses) from Continuing Operations

($millions)	2007	2006	2005
Revenues
Natural Gas	$(1,049)	$1,910	$(494)
Crude Oil	(190)	140	28
	(1,239)	2,050	(466)
Expenses	(4)	(10)	3
	(1,235)	2,060	(469)
Income Tax Expense (Recovery)	(424)	703	(158)
Unrealized Mark-to-Market Gains (Losses), after-tax	$(811)	$1,357	$(311)

Price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 18 to the Consolidated Financial Statements.

Income Tax

2007 versus 2006

The effective tax rate for 2007 was 19.4 percent compared to 27.3 percent in 2006. The 2007 rate reflects the effect of a Canadian federal corporate tax legislative change ($179 million) and a reduction in the Canadian federal corporate tax rate ($301 million). The legislative change relates to phase in of the deductibility of Crown royalties which is now complete and will not recur in the future. The Canadian federal tax rate is to be reduced from 19.5 percent to 15 percent between 2008 and 2012. The 2006 effective rate also reflects the effect of reductions in the Canadian federal and Alberta corporate tax rates ($457 million).

Cash taxes were $1,554 million in 2007 compared to $942 million in 2006. The largest component of the increase of $612 million is $519 million of higher U.S. taxes in 2007 offset by the cash tax benefit of the legislative change ($179 million) referred to above. The increase in U.S. tax is due to the cash flows from U.S. downstream refinery operations and increased income from U.S. upstream operations.

2006 versus 2005

The effective tax rate for 2006 was 27.3 percent compared to 30.8 percent for 2005. The decrease was largely due to a decrease in future income tax expense of $457 million as a result of reductions in the Canadian federal and Alberta corporate tax rates, which were enacted in the second quarter of 2006.

Cash taxes excluding cash taxes related to divestitures were $893 million in 2006 compared to $626 million in 2005. The increase in cash tax expense over 2005 primarily reflects higher Canadian income resulting from higher prices in 2005, which was recognized for income tax purposes in 2006. An additional $49 million of cash tax was incurred in 2006, resulting from the divestiture of certain assets in Brazil, compared to $578 million of cash tax in the second quarter of 2005 as a result of the divestiture of the Gulf of Mexico operations. These amounts are included in investing activities in the Consolidated Statement of Cash Flows.

Further information regarding EnCana’s effective tax rate can be found in Note 9 to the Consolidated Financial Statements. EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings, which are subject to tax, either current or future. There are a variety of items of this type, including:

•                  The effects of asset divestitures where the tax values of the assets sold differ from their accounting values;

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

•                  Adjustments for changes to tax rates and other tax legislation, which have an impact on future income tax obligations;

•                  The non-taxable half of Canadian capital gains or losses; and

•                  Items where the income tax treatment is different from the accounting treatment.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

NET CAPITAL INVESTMENT

Capital Summary

($ millions)	2007	2006	2005

Canada	$3,330	$3,352	$3,702
United States	1,919	2,061	1,982
Other	106	106	125
Integrated Oil	580	632	393
Market Optimization	6	44	197
Corporate	94	74	78
Total Capital Investment	6,035	6,269	6,477
Acquisitions	2,702	331	448
Divestitures	(481)	(689)	(2,523)
Discontinued Operations	-	(2,647)	(305)
Net Capital Investment	$8,256	$3,264	$4,097

EnCana’s Total Capital Investment for the year ended December 31, 2007 was funded by Cash Flow and debt.

2007 versus 2006

Capital investment during 2007 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips. As disclosed in the Foreign Exchange section of this MD&A, capital expenditures were also influenced by the rise in the average U.S./Canadian dollar exchange rate and increased Total Capital Investment by $199 million.

The $164 million decrease in Canada and United States capital investment in 2007 compared to 2006 was primarily due to:

•                  Canada capital investment of $3,330 million in 2007 decreased $22 million primarily due to:

•                  Drilling and completion costs decreased due to increased efficiencies through the use of fit-for-purpose rigs. In addition, the Company drilled a larger number of lower cost wells in the Shallow Gas and CBM key resource plays. In Canada, the Company drilled 3,810 net wells in 2007 or 27 percent more compared to 3,001 net wells in 2006; and

•                  Facility costs decreased $204 million or 19 percent mainly due to higher costs in 2006 resulting from the construction of the Steeprock and Kakwa gas plants at Cutbank Ridge and Bighorn, respectively.

•                  Offsetting the decreases in capital expenditures was the rise in the average U.S./Canadian dollar exchange rate which increased Canada capital by $168 million.

•                  U.S. capital investment decreased $142 million to $1,919 million primarily due to lower drilling and completion costs resulting from increased efficiencies through the use of additional fit-for-purpose rigs. EnCana employed an average of 22 fit-for-purpose rigs during 2007 compared to 5 during 2006. The number of net wells drilled increased slightly to 644 from 639 in 2006.

2006 versus 2005

Capital investment during 2006 was primarily focused on continued development of EnCana’s North American key resource plays. Natural gas capital expenditures were focused on continued development of the Company’s key resource plays in Cutbank Ridge and Bighorn in Canada and Piceance, Jonah, East Texas and Fort Worth in the U.S. Crude oil capital spending in 2006 was concentrated on expansion of the Company’s steam-assisted gravity drainage (“SAGD”) projects located at Foster Creek and Christina Lake and developing the new resource play at Borealis.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

The $32 million decrease in Canada, United States and Integrated Oil capital investment in 2006 was primarily due to:

•                  Canada and Integrated Oil capital investment decreased $366 million offset by an increase in foreign exchange of $255 million for a net reported decrease of $111 million. The overall decrease was due to:

•                  Crown land sales and other land costs were $260 million or 68 percent lower than the prior year mainly due to large land purchases in 2005;

•                  Drilling and completion costs decreased $307 million or 13 percent due to a decrease in the total number of wells drilled compared to 2005;

•                  Facility costs increased $199 million or 16 percent mainly due to the costs resulting from the continued expansion of Foster Creek and Christina Lake facilities and the construction of the Steeprock and Kakwa gas plants at Cutbank Ridge and Bighorn, respectively;

•                  In Canada, the Company drilled 3,009 net wells (Canada – 3,001; Integrated Oil – 8) in 2006 compared to 4,038 net wells (Canada – 3,999; Integrated Oil – 39) in 2005. The decrease resulted from the Company’s decision to decrease drilling activity in response to higher industry costs and new regulations related to CBM water well testing, which delayed drilling. In various locations, the Company redirected capital spending to recompletion and tie-in of existing wells instead of drilling new wells in the current price environment.

•                  U.S. capital investment increased $79 million to $2,061 million primarily due to additional drilling and completion costs at Fort Worth related to the development of the Barnett Shale play, increased activity at Jonah after receipt of the Bureau of Land Management Record of Decision approving further development of the field and the drilling of several deep gas wells in the Deep Bossier play in East Texas.  The number of net wells drilled increased slightly to 639 from 617 in 2005.

Integrated Oil Capital Investment

Capital investment during 2007 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on capacity maintenance and bitumen expansion projects at the Wood River and Borger refineries.

Market Optimization Capital Investment

Expenditures in 2006 and 2005 were mostly focused on the completion of construction for the Entrega Pipeline prior to the sale in February 2006.

Corporate Capital Investment

Corporate capital investment in 2007 and 2006 included land purchases and costs related to the development of a Calgary office complex. On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of certain project assets and entered into a 25 year lease agreement with a third party developer. In addition, capital investment has been directed to business information systems and leasehold improvements.

Acquisitions, Divestitures and Discontinued Operations

Acquisitions in 2007 included the purchase of interests in the Deep Bossier play in East Texas.  EnCana acquired all of the Deep Bossier natural gas and land interests of privately owned Leor Energy group in East Texas for approximately $2.55 billion before closing adjustments, increasing EnCana’s interest to 100 percent in these lands. Acquisitions in 2006 were comprised of minor property acquisitions.

Divestitures in 2007 primarily included the sale of assets in Australia, assets in the Mackenzie Delta and Beaufort Sea, interests in Chad and The Bow office project assets.  In 2006, divestitures included the sale of interests in the Chinook heavy oil discovery offshore Brazil and the Entrega Pipeline in Colorado.

Included in Discontinued Operations in 2006 is the divestiture of EnCana’s Ecuador assets and gas storage business (discussed in Note 5 to the Consolidated Financial Statements) with the proceeds reduced by capital spending prior to the sale.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Proved Oil and Gas Reserves

Proved Reserves by Country

	Natural Gas			Crude Oil and NGLs(1)
Constant Prices After Royalties	(billions of cubic feet)			(millions of barrels)
As at December 31	2007	2006	2005	2007	2006	2005

Canada(2)	7,292	7,028	6,517	868.9	1,079.4	932.5
United States	6,008	5,390	5,267	58.3	54.0	53.1
Ecuador	-	-	-	-	-	135.0
Total	13,300	12,418	11,784	927.2	1,133.4	1,120.6

(1)  Crude Oil and NGLs include condensate.

(2)  Includes Foster Creek/Christina Lake.

Each year, EnCana engages independent qualified reserves evaluators to prepare reports on 100 percent of the Company’s oil and natural gas reserves. The Company has a Reserves Committee of independent Board members, which reviews the qualifications and appointment of the independent qualified reserves evaluators. The Committee also reviews the procedures for providing information to the evaluators. EnCana’s disclosure of reserves data is covered by National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators as amended by a Mutual Reliance Review System Decision Document dated December 16, 2003 permitting the adoption of U.S. reporting standards, including compliance with the practices and procedures of the U.S. Securities and Exchange Commission (“SEC”) and U.S. Financial Accounting Standards Board (“FASB”) reserves reporting requirements. These standards require that reserves be estimated employing the single day field price of the commodity at the effective date of the valuation - in this case, December 31, 2007.

Proved Reserves Reconciliation by Country

	Natural Gas			Crude Oil and NGLs(1)
Constant Prices After Royalties	(billions of cubic feet)			(millions of barrels)
As at December 31, 2007	Canada	United States	Total	Canada(2)	United States	Total

Beginning of year	7,028	5,390	12,418	1,079.4	54.0	1,133.4
FCCL Partnership contribution(2)	-	-	-	(398.0)	-	(398.0)
Effective Jan 2, 2007	7,028	5,390	12,418	681.4	54.0	735.4
Revisions and improved recovery	87	78	165	75.5	3.6	79.1
Extensions and discoveries	949	827	1,776	155.8	5.9	161.7
Acquisitions	63	211	274	0.2	-	0.2
Divestitures	(24)	(7)	(31)	(0.2)	-	(0.2)
Production	(811)	(491)	(1,302)	(43.8)	(5.2)	(49.0)
End of year	7,292	6,008	13,300	868.9	58.3	927.2

(1)  Crude Oil and NGLs include condensate.

(2)  Effective January 2, 2007, the Company’s Foster Creek and Christina Lake operations were contributed to a 50/50 upstream partnership with ConocoPhillips. The Company’s ownership in reserves associated with these properties was reduced by 398 million barrels.

Natural Gas

EnCana’s proved natural gas reserves at December 31, 2007 totaled 13,300 Bcf.  Approximately 170 percent of production was replaced by reserves additions during 2007.  Extensions and discoveries resulting from successful exploration and development capital programs amounted to 1,776 Bcf.  Positive revisions of 165 Bcf were 1 percent of natural gas reserves at the beginning of 2007.  In Canada, positive revisions of 87 Bcf (or 1 percent of the opening balance) were largely associated with the Cutbank Ridge and Shallow Gas key resource plays.  Upward revisions in the U.S. amounted to 78 Bcf (or 1 percent of the opening balance), mainly due to better performance in the Jonah key resource play.  In total, EnCana’s key resource plays accounted for over 80 percent of extensions and discoveries.  Acquisitions net of divestitures account for approximately 2 percent of the opening natural gas reserves balance.  The Leor transaction accounted for 75 percent of additions via acquisitions in 2007.

Crude Oil and NGLs

EnCana’s proved crude oil and NGLs reserves at December 31, 2007 totaled 927 MMbbls.  Approximately 490 percent of production was replaced by reserves additions during 2007, post the contribution to the FCCL Partnership.  Extensions and discoveries amounted to 162 MMbbls, while revisions were positive 79 MMbbls (or 7 percent of the opening balance).  Christina Lake accounted for approximately 140 MMbbls or more than 85 percent of extensions and discoveries.  Foster Creek accounted for approximately 60 MMbbls or 75 percent of positive revisions, due to an expanded resource base.  Reserves changes due to acquisitions and divestitures in continuing operations during 2007 were not significant.  With the creation of the integrated oil business, effective January 2, 2007, ConocoPhillips and EnCana each own a 50 percent interest in the Foster Creek and Christina Lake upstream operations and the Wood

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

River and Borger refineries.  As a result of this transaction, the Company’s estimated proved oil reserves were reduced by 398 MMbbls.

EnCana continues to evaluate the impact of the Alberta Government’s new Alberta Royalty Framework on the Company’s proved oil and gas reserves.

Discontinued Operations

In keeping with EnCana’s North American resource play and refining operations strategy, the Company has made a number of divestitures over the years that are accounted for as discontinued operations.  EnCana’s 2007 Net Earnings from Discontinued Operations were $75 million (2006 – $601 million; 2005 – $597 million).

Midstream

The $75 million gain on discontinuance in 2007 is the result of an expired obligation included in the December 2005 sale of the Company’s Midstream NGLs processing operations.  The obligation provided potential market price support, which was not used for the facilities and was accrued for in 2005.

During 2006, EnCana completed, in two separate transactions with a single purchaser, the sale of its natural gas storage operations in Canada and the U.S.  Total proceeds received were approximately $1.5 billion and an after-tax gain on sale of $829 million was recorded.

On December 13, 2005, EnCana completed the sale of its NGLs processing operations for proceeds of $625 million and recorded an after-tax gain on sale of $370 million.

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

Amounts recorded as DD&A in 2006 and 2005 represent provisions that were recorded against the net book value of the Ecuador operations to recognize Management’s best estimate of the difference between the selling price and the underlying accounting value of the related investments, as required by Canadian GAAP.

Additional information on discontinued operations can be found in Note 5 to the Consolidated Financial Statements.

Liquidity and Capital Resources

($ millions)	2007	2006	2005
Net cash provided by (used in)
Operating activities	$8,429	$7,973	$7,430
Investing activities	(8,175)	(3,382)	(4,520)
Financing activities	(119)	(4,294)	(3,396)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	16	-	(2)
Increase (decrease) in cash and cash equivalents	$151	$297	$(488)

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Operating Activities

Cash Flow from Continuing Operations was $8,453 million in 2007 compared to $7,043 million in 2006.  Reasons for this increase are discussed under the Cash Flow section of this MD&A.

Investing Activities

Net cash used for investing activities in 2007 increased $4,793 million compared to 2006. The 2006 investing activities include proceeds received from divestitures of the Ecuador assets ($1.4 billion) and the gas storage business ($1.5 billion). Capital expenditures, including property acquisitions, in 2007 increased $2,137 million compared to 2006 primarily due to the Deep Bossier acquisition, offsetting otherwise lower capital expenditures.

Financing Activities

Net issuance of long-term debt in 2007 was $2,333 million compared to net issuance of $61 million in 2006.  EnCana’s debt adjusted for working capital (“net debt”) was $10,726 million as at December 31, 2007 compared with $6,566 million as at December 31, 2006.  EnCana maintains numerous capital resources including committed bank credit facilities and shelf prospectuses.

On March 12, 2007, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$500 million.  The notes have a coupon rate of 4.3 percent and mature on March 12, 2012.  The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.

On May 24, 2007, EnCana filed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada.  The shelf prospectus replaces EnCana’s C$1.0 billion shelf prospectus which was fully drawn.

On August 13, 2007, EnCana completed a public offering in the U.S. of senior unsecured notes in the aggregate principal amount of $500 million. The notes have a coupon rate of 6.625 percent and mature on August 15, 2037. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.

On December 4, 2007, EnCana completed a public offering in the U.S. of senior unsecured notes in the aggregate principal amount of $1.5 billion in two series. The first series of $700 million have a coupon rate of 5.90 percent and mature on December 1, 2017. The second series of $800 million have a coupon rate of 6.50 percent and mature on February 1, 2038. The net proceeds of the offering were used to repay a portion of the credit facilities used to acquire the Deep Bossier natural gas and land interests in East Texas.

As at December 31, 2007, EnCana had available unused committed bank credit facilities in the amount of $3.2 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $4.0 billion.

Subsequent to year end, on January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.

EnCana maintains investment grade credit ratings on its senior unsecured debt. Standard & Poor’s Ratings Service has assigned a rating of A- with a “Stable” outlook, DBRS Limited has assigned a rating of A(low) with a “Stable” trend and Moody’s Investors Service has assigned a rating of Baa2 with a “Positive” outlook.

EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under six consecutive NCIBs. During 2007, EnCana purchased 38.9 million of its Common Shares for total consideration of $2,025 million compared with 85.6 million Common Shares for total consideration of $4,219 million in 2006.  As of December 31, 2007, the number of Common Shares that EnCana will be permitted to purchase in 2008 under the current NCIB is 75.1 million. During January 2008, EnCana purchased 3.0 million Common Shares under the NCIB for total consideration of $191 million.

EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. EnCana doubled its quarterly dividend to 20 cents per share in the first quarter of 2007 and payments for 2007 totaled $603 million compared with $304 million in 2006. These dividends were funded by Cash Flow. Consistent with the Company’s focus on shareholder value creation, EnCana’s Board of Directors intends to double the quarterly dividend in 2008 to $0.40 per share. On February 13, 2008, the Company’s Board of Directors declared a dividend for the first quarter of 2008 in the amount of $0.40 per share.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Financial Metrics

	2007	2006	2005

Net Debt to Capitalization (1)	34%	27%	33%
Net Debt to Adjusted EBITDA (2)	1.2x	0.6x	1.1x

(1)  Net Debt is a non-GAAP measure defined as Long-Term Debt plus Current Liabilities less Current Assets. Capitalization is a non-GAAP measure defined as Net Debt plus Shareholders’ Equity.

(2)  Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength.  The Net Debt to Capitalization ratio is higher compared to December 31, 2006 as a result of higher net debt primarily due to the Deep Bossier acquisition.

Free Cash Flow

EnCana’s 2007 Free Cash Flow increased $1,526 million compared to 2006, which resulted from a combination of increased total Cash Flow and reduced total capital investment.

($ millions)	2007	2006	2005

Cash Flow (1)	$8,453	$7,161	$7,426
Total Capital Investment	6,035	6,269	6,477
Free Cash Flow (2)	$2,418	$892	$949

(1)  Cash Flow is a non-GAAP measure and is defined under the “Cash Flow” section of this MD&A.

(2)  Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Total Capital Investment and is used by Management to determine the funds available for other investing and/or financing activities.

Outstanding Share Data

(millions)	2007	2006	2005
Common Shares outstanding, beginning of year	777.9	854.9	900.6
Common Shares issued under option plans	8.3	8.6	15.0
Common Shares purchased	(36.0)	(85.6)	(60.7)
Common Shares outstanding, end of year	750.2	777.9	854.9
Weighted average Common Shares outstanding – diluted	764.6	836.5	889.2

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at December 31, 2007 and 2006.

Employees and directors have been granted options to purchase Common Shares under various plans. At December 31, 2007, approximately 3.4 million options without Tandem Share Appreciation Rights (“TSAR”) attached were outstanding, all of which are exercisable.

Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted after December 31, 2003 have an associated TSAR attached and employees may elect to exercise either the stock option or the associated Share Appreciation Right (“SAR”). Stock option exercises result in the issuance of new Common Shares while TSAR exercises result in cash payments by the Company. PSUs will not result in the issuance of new Common Shares by the Company as shares are purchased through a trust for payment, should performance considerations be met. In 2007, vesting provisions for the PSUs granted in 2004 were met and the Company distributed 2.9 million shares from the trust.  At December 31, 2007, there were approximately 2.6 million shares held in trust for distribution upon vesting of outstanding PSUs.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Contractual Obligations and Contingencies

Contractual Obligations (1)

	Expected Payment Date
($ millions)	2008	2009 to 2010	2011 to 2012	2013+	Total
Long-Term Debt (2)	$703	$450	$3,007	$5,400	$9,560
Partnership Contribution Payable(3)	288	631	711	1,821	3,451
Asset Retirement Obligation	166	62	73	7,094	7,395
Pipeline Transportation	527	933	902	2,222	4,584
Purchase of Goods and Services	404	387	252	621	1,664
Product Purchases	24	48	23	98	193
Operating Leases (4)	70	152	419	3,402	4,043
Capital Commitments	54	13	133	39	239
Other Long-Term Commitments	18	16	3	1	38
Total	$2,254	$2,692	$5,523	$20,698	$31,167

Product Sales	$51	$96	$106	$244	$497
Partnership Contribution Receivable(3)	297	643	713	1,791	3,444

(1)    In addition, the Company has made commitments related to its risk management program. See Note 18 to the Consolidated Financial Statements. The Company has an obligation to fund its Pension Plan and Other Post-Employment Benefits as disclosed in Note 17 to the Consolidated Financial Statements.

(2)    Principal component only. See Note 14 to the Consolidated Financial Statements.

(3)    Principal component only. See Note 10 to the Consolidated Financial Statements.

(4)    Related to office space.

EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.

Included in EnCana’s total long-term debt commitments of $9,560 million at December 31, 2007 are $2,001 million in commitments related to Bankers’ Acceptances, Commercial Paper and LIBOR loans.  These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 14 to the Consolidated Financial Statements.

As at December 31, 2007, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 111 Bcf at a weighted average price of $4.42 per Mcf. At December 31, 2007, these transactions had an unrealized loss of $309 million.

Leases

In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.

Deep Panuke

In October 2007, EnCana received regulatory approval from the Canada-Nova Scotia Offshore Petroleum Board to develop the Deep Panuke natural gas project located about 175 kilometres offshore Nova Scotia.  Expected to start production in 2010, the $700 million project is expected to deliver between 200 MMcf/d and 300 MMcf/d to markets in Canada and the northeast U.S.

In late November 2007, EnCana signed a Letter of Agreement pertaining to the Production Facility Center (“PFC”) for the Deep Panuke project.  The agreement is for Single Buoy Moorings to construct a production facility that EnCana will lease upon delivery, expected in late 2010.  EnCana also has the option to purchase the facility.  EnCana has determined that it has substantially all the construction period risk and consequently is reporting the PFC as an asset under construction during the construction period.  Once in service, the asset will be classified as a capital lease.

The Bow

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer.  Cost of design changes to the building requested by EnCana and leasehold improvements will be the responsibility of the Company.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Variable Interest Entities (“VIEs”)

On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. Pursuant to the agreement with Brown Kilgore, EnCana operates the properties, receives all of the revenue and pays all of the expenses associated with the properties. The arrangement with Brown Kilgore will be complete on May 18, 2008 and the assets will be transferred to EnCana at that time. EnCana has determined that the relationship with Brown Kilgore represents an interest in a VIE and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Kilgore from the date of acquisition.

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

Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payment, of $20.5 million and $2.4 million, respectively.  Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.

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

Accounting Policies and Estimates

Changes in Accounting Policies and Practices

On January 1, 2007, the Company adopted the CICA Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, and Section 3865 “Hedges”.  As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income.

The adoption of these standards has had no material impact on the Company’s net earnings or cash flows.  The other effects of the implementation of the new standards are discussed below.

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”).  The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.  For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet.  The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI.  The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2007 period end accumulated foreign currency translation adjustment balance of $3,063 million is now included in AOCI (2006 – $1,375 million; 2005 – $1,262).  In addition, the change in the accumulated foreign currency translation adjustment balance for the year ended December 31, 2007 of $1,688 million is now included in OCI in the Statement of Comprehensive Income (2006 – $113 million; 2005 – $226).

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  EnCana’s accounting policies for financial instruments are described in Note 1 to the Consolidated Financial Statements.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions.  Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt.  The costs capitalized within long-term debt will be amortized using the effective interest method.  Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt.  The adoption of the effective interest method of amortization had no effect on opening retained earnings.

Recent Accounting Pronouncements

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have an impact on the Company:

•                  As of January 1, 2008, EnCana will be required to adopt the CICA Handbook Section 3031 “Inventories”, which will replace the existing inventories standard.  The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s current treatment.  The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

•                  As of January 1, 2008, EnCana will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation”, which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard will increase EnCana’s disclosure regarding the risks associated with financial instruments and how those risks are managed.

•                  As of January 1, 2008, EnCana will be required to adopt CICA Handbook Section 1535 “Capital Disclosures”, which will require EnCana to disclose its objectives, policies and processes for managing capital.

•                  In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRSs”).  In March 2007, the AcSB released an “Implementation Plan for Incorporating IFRSs into Canadian GAAP”, which assumes a convergence date of January 1, 2011.  Following a progress review, the AcSB is expected to confirm this date by March 31, 2008.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

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

Full Cost Accounting

EnCana follows the CICA guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for and development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs, including estimated future development costs, are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves. Reserves estimates can have a significant impact on earnings, as they are a key component in the calculation of DD&A. A downward revision in reserves estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserves estimates (see asset impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property divestiture, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20 percent or greater.

Oil and Gas Reserves

All of EnCana’s oil and gas reserves are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Asset Impairments

Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

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

An impairment loss is recognized on refining property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the discounted future cash flows from the refinery asset.

Asset Retirement Obligations

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms, natural gas processing plants, and refining facilities.  These obligations also include items for which the Company has made promissory estoppel.  The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings. Amounts recorded for asset retirement obligations are based on estimates of reserves and on retirement costs, which will not be incurred for several years. Actual payments to settle the obligations may differ from estimated amounts.

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

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from the Company’s natural gas and crude oil financial derivatives are recognized in natural gas and crude oil revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indicators. In 2005, 2006, and 2007, the Company elected not to designate any of its current price risk management activities as accounting hedges and, accordingly, accounts for all derivatives using the mark-to-market accounting method.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

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

Performance Share Units and Performance Tandem Share Appreciation Rights

The PSU and Performance TSAR plans provide for a range of payouts, based on EnCana’s performance relative to certain peers or key predetermined performance measures. EnCana expenses the cost of PSUs and Performance TSARs based on expected payouts; however, the amounts to be paid, if any, may vary from the current estimate.  Further details on these plans are disclosed in Note 17 to the Consolidated Financial Statements.

Risk Management

EnCana’s results are affected by:

•                            financial risks (including commodity price, foreign exchange, interest rate and credit risks);

•                            operational risks;

•                            environmental, health, safety and security risks; and

•                            reputational risks.

EnCana takes a proactive approach in the identification and management of risks that can affect the Company.

FINANCIAL RISKS

EnCana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. As a means of mitigating exposure to commodity price risk volatility, the Company has entered into various financial instrument agreements. The details of these instruments, including any unrealized gains or losses, as of December 31, 2007, are disclosed in Note 18 to the Consolidated Financial Statements.

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

Commodity Price

To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.

EnCana has also entered into contracts to purchase and sell natural gas as part of its daily ongoing operations of the Company’s proprietary production management. Physical contracts associated with this activity had an unrecognized gain of $12 million at December 31, 2007.

For crude oil price risk, the Company has partially mitigated its exposure to the WTI NYMEX price for approximately 17 percent of its expected 2008 oil production with fixed price swaps and put options.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

To manage its electricity consumption costs, EnCana has entered into two derivative contracts for a term of 11 years, commencing January 1, 2007.

Foreign Exchange

As a means of mitigating the exposure to fluctuations in the U.S. to Canadian dollar exchange rate, EnCana may enter into foreign exchange contracts. The Company also enters into foreign exchange contracts in conjunction with crude oil marketing transactions. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined.

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

Credit Risk

EnCana is exposed to credit related losses in the event of default by counterparties. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized. A substantial portion of EnCana’s accounts receivable is with customers in the oil and gas industry.

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

Alberta Royalty Framework

On October 25, 2007, the Alberta Government announced a new Alberta Royalty Framework (“ARF”).  The ARF establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects.  The changes introduced by the ARF are to be effective January 1, 2009.

The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software by the Alberta Government to support the calculation and collection of royalties.  Additionally, certain proposed changes contemplate further public and/or industry consultation.  There may be modifications introduced to the ARF prior to the implementation thereof.

ENVIRONMENT, HEALTH, SAFETY AND SECURITY RISKS

These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, EnCana maintains a system that identifies, assesses and controls safety and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of EnCana’s Board of Directors provides recommended environmental policies for approval by EnCana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to an environmental event and remediation/reclamation strategies are utilized to restore the environment.

Security risks are managed through a Security Program designed to protect EnCana’s personnel and assets. EnCana has an Investigations Committee with the mandate to address potential violations of Company policies and practices and an Integrity Hotline that can be used to raise any concerns regarding EnCana’s operations, accounting or internal control matters.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

Climate Change

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants, and it is anticipated that other jurisdictions will announce emissions reduction plans in the future.

The Canadian Federal Government has announced its intention to regulate greenhouse gases and other air pollutants. It is currently developing a framework that outlines its clean air and climate change action plan, including a target to reduce GHG emissions by 20 percent by 2020, and a commitment to regulate industry on an emissions intensity basis in the short term.  Currently there are few technical details regarding the implementation of the government’s plan, but they have made a commitment to work with industry to develop the specifics.

In March 2007, the Alberta Government amended the Climate Change and Emissions Management Act (“CCEMA”) requiring facilities that emit more than 100,000 tonnes of GHG per year to reduce their emissions intensity by 12 percent from a regulated baseline starting on July 1, 2007. The companies that operate these facilities have options to comply with this requirement including making operating improvements, buying offsets to apply against their emission total or making contributions at C$15/tonne to an Alberta Climate Change and Emissions Management Fund. EnCana has submitted its baseline data for the covered facilities per the regulation and will be submitting its first compliance report by March 31, 2008.  This requirement is not expected to have a material impact.

On February 13, 2007 British Columbia announced a target to reduce provincial greenhouse gas emissions by 33 percent below current levels by 2020 and enacted this target into law through the Greenhouse Gas Reduction Targets Act released on November 20, 2007.  EnCana is monitoring these developments and is in the process of working with the province on the emerging regulations.

As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business.  Therefore, it is possible that the Company could face increases in operating costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with Governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency.  The Company’s efforts with respect to emissions management are founded on the following key elements:

•                            our significant weighting in natural gas;

•                            our recognition as an industry leader in CO2 sequestration;

•                            our focus on energy efficiency and the development of technology to reduce GHG emissions;

•                            our involvement in the creation of industry best practices; and

•                            our industry leading steam to oil ratio, which translates directly into lower emissions intensity.

EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is comprised of three principal elements:

1.               Manage Existing Costs

When regulations are implemented a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance.  Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing our steam to oil ratio help to support and drive our focus on cost reduction.

2.               Respond to Price Signals

As regulatory regimes for GHGs develop in the jurisdictions where we work inevitably price signals begin to emerge.  We have initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of our operations.  The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, where appropriate, EnCana is also attempting to realize the associated value of its reduction projects.

3.               Anticipate Future Carbon Constrained Scenarios

EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations.  By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions we gain useful knowledge that allows us to explore different strategies for managing our emissions and costs.  These scenarios inform our long range planning and our analyses on the implications of regulatory trends.

EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on our website at www.encana.com.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

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

Outlook

EnCana plans to continue to focus principally on growing natural gas and crude oil production from unconventional resource plays in North America and on developing its high quality in-situ oil resources and expanding the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips.

Volatility in crude oil prices is expected to continue throughout 2008 as a result of market uncertainties over supply and refining disruptions, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight U.S. Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.

Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked and that unconventional resource plays can offset conventional gas production declines over the next few years. Past this period, the industry’s ability to continue to grow gas supply is expected to be challenged in North America by land access and regulatory issues.

The Company expects its 2008 capital investment program to be funded from Cash Flow and debt.

EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs.  Additional detail regarding the impact of these factors on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com. EnCana’s news release dated February 14, 2008 and financial statements are available on www.sedar.com.

Advisories

FORWARD-LOOKING STATEMENTS

In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the potential impact of implementation of the Alberta Royalty Framework on EnCana’s financial condition and projected 2008 capital investments; the expected timing of, and closing of, the sale of the Company’s interests in Brazil; projections with respect to growth of natural gas production from unconventional resource plays and in-situ oil resources; the expansion of the Company’s downstream heavy oil processing capacity; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2008 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2008 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments;  the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines over the next few years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OIL AND GAS INFORMATION

EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

Crude Oil, NGLs and Natural Gas Conversions

In this MD&A, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

Resource Play and Estimated Ultimate Recovery

EnCana uses the terms resource play and estimated ultimate recovery. Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. As used by EnCana, estimated ultimate recovery (“EUR”) has the meaning set out jointly by the Society of Petroleum Engineers and World Petroleum Congress in the year 2000, being those quantities of petroleum which are estimated, on a given date, to be potentially recoverable from an accumulation, plus those quantities already produced therefrom.

CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA

All information included in this MD&A and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $1.00 for every Canadian dollar.

Non-GAAP Measures

Certain measures in this MD&A do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow from Continuing Operations, Cash Flow, Cash Flow per share – diluted, Free Cash Flow, Operating Earnings and Operating Earnings per share – diluted, Operating Earnings from Continuing Operations and Adjusted EBITDA and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this MD&A in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this MD&A as these measures are discussed and presented.

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

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

EnCana Corporation 2007 Annual Report	Management’s Discussion and Analysis (prepared in US$)

EnCana Corporation

CONSOLIDATED FINANCIAL
STATEMENTS

Prepared in US$

For the Year Ended December 31, 2007

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007.  In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effective as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2007, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

(signed)	(signed)
Randall K. Eresman	Brian C. Ferguson
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

February 21, 2008

Auditors’ Report

To the Shareholders of EnCana Corporation

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of EnCana Corporation as of December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of EnCana Corporation as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings, retained earnings, comprehensive income, accumulated other comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited EnCana Corporation’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed)

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Canada

February 21, 2008

EnCana Corporation

Consolidated Statement of Earnings

For the years ended December 31 (US$ millions, except per share amounts)		2007	2006	2005

Revenues, Net of Royalties	(Note 4)
Upstream		$11,758	$10,369	$10,218
Integrated Oil		7,983	973	554
Market Optimization		2,944	3,007	4,267
Corporate – Unrealized gain (loss) on risk management	(Note 18)	(1,239)	2,050	(466)
		21,446	16,399	14,573

Expenses	(Note 4)
Production and mineral taxes		291	349	453
Transportation and selling		1,010	1,070	845
Operating		2,278	1,655	1,438
Purchased product		8,583	2,862	4,159
Depreciation, depletion and amortization		3,816	3,112	2,769
Administrative		384	271	268
Interest, net	(Note 7)	428	396	524
Accretion of asset retirement obligation	(Note 15)	64	50	37
Foreign exchange (gain) loss, net	(Note 8)	(164)	14	(24)
Stock-based compensation – options	(Note 16)	-	-	15
(Gain) loss on divestitures	(Note 6)	(65)	(323)	-
		16,625	9,456	10,484
Net Earnings Before Income Tax		4,821	6,943	4,089
Income tax expense	(Note 9)	937	1,892	1,260
Net Earnings From Continuing Operations		3,884	5,051	2,829
Net Earnings From Discontinued Operations	(Note 5)	75	601	597
Net Earnings		$3,959	$5,652	$3,426

Net Earnings From Continuing Operations per Common Share	(Note 19)
Basic		$5.13	$6.16	$3.26
Diluted		$5.08	$6.04	$3.18

Net Earnings per Common Share	(Note 19)
Basic		$5.23	$6.89	$3.95
Diluted		$5.18	$6.76	$3.85

See accompanying Notes to Consolidated Financial Statements

EnCana Corporation

Consolidated Statement of Retained Earnings

For the years ended December 31 (US$ millions)		2007	2006	2005

Retained Earnings, Beginning of Year		$11,344	$9,481	$7,935
Net Earnings		3,959	5,652	3,426
Dividends on Common Shares		(603)	(304)	(238)
Charges for Normal Course Issuer Bid	(Note 16)	(1,618)	(3,485)	(1,642)
Retained Earnings, End of Year		$13,082	$11,344	$9,481

Consolidated Statement of Comprehensive Income

For the years ended December 31 (US$ millions)	2007	2006	2005

Net Earnings	$3,959	$5,652	$3,426
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	1,688	113	226
Comprehensive Income	$5,647	$5,765	$3,652

Consolidated Statement of Accumulated Other Comprehensive Income

For the years ended December 31 (US$ millions)	2007	2006	2005

Accumulated Other Comprehensive Income, Beginning of Year	$1,375	$1,262	$1,036
Foreign Currency Translation Adjustment	1,688	113	226
Accumulated Other Comprehensive Income, End of Year	$3,063	$1,375	$1,262

See accompanying Notes to Consolidated Financial Statements

EnCana Corporation

Consolidated Balance Sheet

As at December 31 (US$ millions)		2007	2006

Assets
Current Assets
Cash and cash equivalents		$553	$402
Accounts receivable and accrued revenues		2,381	1,721
Current portion of partnership contribution receivable	(Notes 3, 10)	297	-
Risk management	(Note 18)	385	1,403
Inventories	(Note 11)	828	176
		4,444	3,702

Property, Plant and Equipment, net	(Notes 4, 12)	35,865	28,213
Investments and Other Assets	(Note 13)	607	533
Partnership Contribution Receivable	(Notes 3, 10)	3,147	-
Risk Management	(Note 18)	18	133
Goodwill	(Note 4)	2,893	2,525
	(Note 4)	$46,974	$35,106

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$3,982	$2,494
Income tax payable		1,150	926
Current portion of partnership contribution payable	(Notes 3, 10)	288	-
Risk management	(Note 18)	207	14
Current portion of long-term debt	(Note 14)	703	257
		6,330	3,691

Long-Term Debt	(Note 14)	8,840	6,577
Other Liabilities		242	79
Partnership Contribution Payable	(Notes 3, 10)	3,163	-
Risk Management	(Note 18)	29	2
Asset Retirement Obligation	(Note 15)	1,458	1,051
Future Income Taxes	(Note 9)	6,208	6,240
		26,270	17,640
Commitments and Contingencies	(Note 20)

Shareholders’ Equity
Share capital	(Note 16)	4,479	4,587
Paid in surplus	(Note 16)	80	160
Retained earnings		13,082	11,344
Accumulated other comprehensive income		3,063	1,375
Total Shareholders’ Equity		20,704	17,466
		$46,974	$35,106

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

(signed)	(signed)
David P. O’Brien	Barry W. Harrison
Director	Director

EnCana Corporation

Consolidated Statement of Cash Flows

For the years ended December 31 (US$ millions)		2007	2006	2005

Operating Activities
Net earnings from continuing operations		$3,884	$5,051	$2,829
Depreciation, depletion and amortization		3,816	3,112	2,769
Future income taxes	(Note 9)	(617)	950	56
Cash tax on sale of assets	(Note 9)	-	49	578
Unrealized (gain) loss on risk management	(Note 18)	1,235	(2,060)	469
Unrealized foreign exchange (gain) loss		41	-	(126)
Accretion of asset retirement obligation	(Note 15)	64	50	37
(Gain) loss on divestitures	(Note 6)	(65)	(323)	-
Other		95	214	350
Cash flow from discontinued operations		-	118	464
Net change in other assets and liabilities		(16)	138	(281)
Net change in non-cash working capital from continuing operations	(Note 19)	(8)	3,343	497
Net change in non-cash working capital from discontinued operations		-	(2,669)	(212)
Cash From Operating Activities		8,429	7,973	7,430

Investing Activities
Capital expenditures	(Note 4)	(8,737)	(6,600)	(6,925)
Proceeds from divestitures	(Note 6)	481	689	2,523
Cash tax on sale of assets	(Note 9)	-	(49)	(578)
Net change in investments and other		(5)	2	(109)
Net change in non-cash working capital from continuing operations	(Note 19)	86	19	330
Discontinued operations		-	2,557	239
Cash (Used in) Investing Activities		(8,175)	(3,382)	(4,520)

Financing Activities
Net issuance (repayment) of revolving long-term debt		181	134	(538)
Issuance of long-term debt	(Note 14)	2,409	-	429
Repayment of long-term debt	(Note 14)	(257)	(73)	(1,104)
Issuance of common shares	(Note 16)	176	179	294
Purchase of common shares	(Note 16)	(2,025)	(4,219)	(2,114)
Dividends on common shares		(603)	(304)	(238)
Other		-	(11)	(125)
Cash (Used in) From Financing Activities		(119)	(4,294)	(3,396)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		16	-	(2)

Increase (Decrease) in Cash and Cash Equivalents		151	297	(488)
Cash and Cash Equivalents, Beginning of Year		402	105	593
Cash and Cash Equivalents, End of Year		$553	$402	$105

Supplemental Cash Flow Information	(Note 19)

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Prepared using Canadian Generally Accepted Accounting Principles

All amounts in US$ millions, unless otherwise indicated

For the year ended December 31, 2007

NOTE 1.        Summary of Significant Accounting Policies

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. EnCana’s functional currency is Canadian dollars; EnCana has adopted the U.S. dollar as its reporting currency since most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

EnCana’s continuing operations are in the business of exploration for, production and marketing of natural gas, crude oil and natural gas liquids (“NGLs”), refining operations and power generation operations.

A)  Principles of Consolidation

The Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. Information prepared in accordance with generally accepted accounting principles in the United States is included in Note 22.

Investments in jointly controlled partnerships and unincorporated joint ventures carry on EnCana’s exploration, production and crude oil refining businesses and are accounted for using the proportionate consolidation method, whereby EnCana’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Investments in companies and partnerships in which EnCana does not have direct or joint control over the strategic operating, investing and financing decisions, but does have significant influence on them, are accounted for using the equity method.

B)  Foreign Currency Translation

The accounts of self-sustaining operations are translated using the current rate method, whereby assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included in Accumulated Other Comprehensive Income (“AOCI”) as a separate component of shareholders’ equity.

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

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The amount of compensation expense accrued for long-term performance-based compensation arrangements are subject to management’s best estimate of whether or not the performance criteria will be met and what the ultimate payout will be.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

D)  Revenue Recognition

Revenues associated with the sales of EnCana’s natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from the Company to its customer. Natural gas and crude oil produced and sold by EnCana below or above its working interest share in the related resource properties results in production underliftings or overliftings. Underliftings are recorded as inventory and overliftings are recorded as deferred revenue. Realized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.

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

K)  Inventories

Product inventories, including petroleum and chemical products, are valued at the lower of average cost and net realizable value on a first-in, first-out basis.

L)  Property, Plant and Equipment

Upstream

EnCana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.

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

Downstream

The initial acquisition costs of refinery property, plant and equipment are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use and the associated asset retirement costs. Capitalized costs are not subject to depreciation until the asset is put into use, after which they are depreciated on a straight-line basis over their estimated service lives of approximately 25 years.

An impairment loss is recognized on refinery property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the discounted future cash flows from the refinery asset.

Market Optimization

Midstream facilities, including natural gas storage facilities, natural gas liquids extraction plant facilities and power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years. Capital assets related to pipelines are carried at cost and depreciated using the straight-line method over their economic lives, which range from 20 to 35 years.

Corporate

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use.  Land is carried at cost.

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

P)  Asset Retirement Obligation

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.

Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms, natural gas processing plants, and refining facilities.  These obligations also include items for which the Company has made promissory estoppel.  The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

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

R)  Financial Instruments

On January 1, 2007, the Company adopted the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (See Note 2).

Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the accounting standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”).  Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.

Cash and cash equivalents are designated as “held-for-trading” and are measured at fair value.  Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”.  Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other financial liabilities”. EnCana capitalizes long-term debt transaction costs, premiums and discounts.  These costs are capitalized within long-term debt and amortized using the effective interest method.

Derivative Financial Instruments

Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting.  Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in natural gas and crude oil revenues as the related sales occur.  Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power costs are incurred.  Unrealized gains and losses are recognized at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

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

S)  Recent Accounting Pronouncements

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have an impact on the Company:

•      As of January 1, 2008, EnCana will be required to adopt the CICA Handbook Section 3031, “Inventories”, which will replace the existing inventories standard.  The new standard requires inventory to be valued on a first-in, first-out or weighted average basis, which is consistent with EnCana’s current treatment.  The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

•      As of January 1, 2008, EnCana will be required to adopt two new CICA standards, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard will increase EnCana’s disclosure regarding the risks associated with financial instruments and how those risks are managed.

•      As of January 1, 2008, EnCana will be required to adopt CICA Handbook Section 1535, “Capital Disclosures”, which will require EnCana to disclose its objectives, policies and processes for managing capital.

•      In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRSs”).  In March 2007, the AcSB released an “Implementation Plan for Incorporating IFRSs into Canadian GAAP”, which assumes a convergence date of January 1, 2011.  Following a progress review, the AcSB is expected to confirm this date by March 31, 2008.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

T)  Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2007.

NOTE 2.        Changes in Accounting Policies and Practices

On January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3865, “Hedges”.  As required by the new standards, prior periods have not been restated, except to reclassify the foreign currency translation adjustment balance as described under Comprehensive Income.

The adoption of these standards has had no material impact on the Company’s net earnings or cash flows.  The other effects of the implementation of the new standards are discussed below.

Comprehensive Income

The new standards introduce comprehensive income, which consists of net earnings and OCI.  The Company’s Consolidated Financial Statements now include a Statement of Comprehensive Income, which includes the components of comprehensive income.  For EnCana, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in AOCI, which is presented as a new category within shareholders’ equity in the Consolidated Balance Sheet.  The accumulated foreign currency translation adjustment, formerly presented as a separate category within shareholders’ equity, is now included in AOCI.  The Company’s Consolidated Financial Statements now include a Statement of Accumulated Other Comprehensive Income, which provides the continuity of the AOCI balance.

The adoption of comprehensive income has been made in accordance with the applicable transitional provisions. Accordingly, the December 31, 2007 period end accumulated foreign currency translation adjustment balance of $3,063 million is now included in AOCI (2006 – $1,375 million; 2005 – $1,262 million).  In addition, the change in the accumulated foreign currency translation adjustment balance for the year ended December 31, 2007 of $1,688 million is now included in OCI in the Statement of Comprehensive Income (2006 – $113 million; 2005 – $226 million).

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  EnCana’s accounting policies for financial instruments are described in Note 1.

The adoption of the financial instruments standard has been made in accordance with its transitional provisions.  Accordingly, at January 1, 2007, $52 million of other assets were reclassified to long-term debt to reflect the adopted policy of capitalizing long-term debt transaction costs, premiums and discounts within long-term debt.  The costs capitalized within long-term debt will be amortized using the effective interest method.  Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt.  The adoption of the effective interest method of amortization had no effect on opening retained earnings.

NOTE 3.        Joint Venture with ConocoPhillips

On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American oil business with ConocoPhillips which consists of an upstream and a downstream entity.  The upstream entity contribution included assets from EnCana, primarily the Foster Creek and Christina Lake properties, with a fair value of $7.5 billion and a note receivable contributed from ConocoPhillips of an equal amount.  For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion.  Further information about these notes is included in Note 10.

In accordance with Canadian generally accepted accounting principles, these entities have been accounted for using the proportionate consolidation method with the results of operations shown in a separate business segment, Integrated Oil (See Note 4).

NOTE 4.        Segmented Information

The Company has defined its continuing operations into the following segments:

•      Canada, United States and Other includes the Company’s upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s upstream operations are located in Canada and the United States.  Offshore and international exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•      Integrated Oil is focused on two lines of business:  the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States.  This segment represents EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•      Market Optimization is conducted by the Midstream & Marketing division.  The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production.  The results are included in the Canada, United States and Integrated Oil segments.  Correspondingly, the Marketing groups also undertake market optimization activities which comprise third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.

•      Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company’s upstream production to third-party customers.  Transactions between business segments are based on market values and eliminated on consolidation.  The tables in this note present financial information on an after eliminations basis.

In 2007, as a result of the joint venture with ConocoPhillips, EnCana redefined its business segments to those described above. All prior periods have been restated to conform with the current presentation.

Operations that have been discontinued are disclosed in Note 5.

Results of Continuing Operations

	Upstream
	Canada			United States			Other
For the years ended December 31	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenues, Net of Royalties	$7,316	$6,970	$6,783	$4,074	$3,121	$3,177	$368	$278	$258
Expenses
Production and mineral taxes	102	116	104	189	233	349	-	-	-
Transportation and selling	327	330	300	307	248	182	-	-	-
Operating	1,010	866	727	323	283	212	315	235	246
Purchased product	-	-	-	-	-	-	-	-	-
Depreciation, depletion and amortization	2,171	1,989	1,815	1,158	848	682	94	31	75
Segment Income (Loss)	$3,706	$3,669	$3,837	$2,097	$1,509	$1,752	$(41)	$12	$(63)

	Total Upstream			Integrated Oil			Market Optimization
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenues, Net of Royalties	$11,758	$10,369	$10,218	$7,983	$973	$554	$2,944	$3,007	$4,267
Expenses
Production and mineral taxes	291	349	453	-	-	-	-	-	-
Transportation and selling	634	578	482	366	476	350	10	16	13
Operating	1,648	1,384	1,185	598	221	166	37	62	85
Purchased product	-	-	-	5,725	-	-	2,858	2,862	4,159
Depreciation, depletion and amortization	3,423	2,868	2,572	284	157	116	17	12	8
Segment Income (Loss)	$5,762	$5,190	$5,526	$1,010	$119	$(78)	$22	$55	$2

	Corporate			Consolidated
	2007	2006	2005	2007	2006	2005

Revenues, Net of Royalties	$(1,239)	$2,050	$(466)	$21,446	$16,399	$14,573
Expenses
Production and mineral taxes	-	-	-	291	349	453
Transportation and selling	-	-	-	1,010	1,070	845
Operating	(5)	(12)	2	2,278	1,655	1,438
Purchased product	-	-	-	8,583	2,862	4,159
Depreciation, depletion and amortization	92	75	73	3,816	3,112	2,769
Segment Income (Loss)	$(1,326)	$1,987	$(541)	5,468	7,351	4,909
Administrative				384	271	268
Interest, net				428	396	524
Accretion of asset retirement obligation				64	50	37
Foreign exchange (gain) loss, net				(164)	14	(24)
Stock-based compensation – options				-	-	15
(Gain) loss on divestitures				(65)	(323)	-
				647	408	820
Net Earnings Before Income Tax				4,821	6,943	4,089
Income tax expense				937	1,892	1,260
Net Earnings From Continuing Operations				$3,884	$5,051	$2,829

Geographic and Product Information (Continuing Operations)

	Produced Gas
	Canada			United States			Total
For the years ended December 31	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenues, Net of Royalties	$5,671	$5,440	$5,486	$3,765	$2,854	$2,932	$9,436	$8,294	$8,418
Expenses
Production and mineral taxes	70	80	76	167	213	325	237	293	401
Transportation and selling	285	278	283	307	248	182	592	526	465
Operating	744	629	521	323	283	212	1,067	912	733
Operating Cash Flow	$4,572	$4,453	$4,606	$2,968	$2,110	$2,213	$7,540	$6,563	$6,819

	Oil and NGLs
	Canada			United States			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenues, Net of Royalties	$1,645	$1,530	$1,297	$309	$267	$245	$1,954	$1,797	$1,542
Expenses
Production and mineral taxes	32	36	28	22	20	24	54	56	52
Transportation and selling	42	52	17	-	-	-	42	52	17
Operating	266	237	206	-	-	-	266	237	206
Operating Cash Flow	$1,305	$1,205	$1,046	$287	$247	$221	$1,592	$1,452	$1,267

	Integrated Oil
	Oil			Downstream Refining			Other
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Revenues, Net of Royalties	$738	$941	$529	$7,315	$-	$-	$(70)	$32	$25
Expenses
Transportation and selling	366	476	350	-	-	-	-	-	-
Operating	159	194	137	428	-	-	11	27	29
Purchased product	-	-	-	5,813	-	-	(88)	-	-
Operating Cash Flow	$213	$271	$42	$1,074	$-	$-	$7	$5	$(4)

	Integrated Oil
	Total
	2007	2006	2005

Revenues, Net of Royalties	$7,983	$973	$554
Expenses
Transportation and selling	366	476	350
Operating	598	221	166
Purchased product	5,725	-	-
Operating Cash Flow	$1,294	$276	$38

Capital Expenditures (Continuing Operations)

For the years ended December 31	2007	2006	2005

Capital
Canada	$3,330	$3,352	$3,702
United States	1,919	2,061	1,982
Other	106	106	125
Integrated Oil	580	632	393
Market Optimization	6	44	197
Corporate	94	74	78
	6,035	6,269	6,477

Acquisition Capital
Canada	75	11	30
United States	2,613	284	418
Other	-	15	-
Integrated Oil	14	21	-
	2,702	331	448
Total	$8,737	$6,600	$6,925

On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which holds the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. Pursuant to the agreement with Brown Kilgore, EnCana operates the properties, receives all the revenue and pays all of the expenses associated with the properties.  The arrangement with Brown Kilgore will be complete on May 18, 2008 and the assets will be transferred to EnCana at that time. EnCana has determined that the relationship with Brown Kilgore represents an interest in a Variable Interest Entity (“VIE”) and that EnCana is the primary beneficiary of the VIE. EnCana has consolidated Brown Kilgore from the date of acquisition.

Additions to Goodwill

There were no additions to goodwill during 2007 or 2006.

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
As at December 31	2007	2006	2007	2006

Canada	$17,631	$16,783	$21,429	$20,188
United States	11,879	8,494	12,948	9,509
Other	1,104	1,182	1,135	1,224
Integrated Oil	4,721	1,322	9,597	1,379
Market Optimization	171	154	478	468
Corporate	359	278	1,387	2,338
Total	$35,865	$28,213	$46,974	$35,106

Property, Plant and Equipment, Goodwill and Total Assets by Geographic Region

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2007	2006	2007	2006	2007	2006

Canada	$2,420	$2,052	$20,143	$19,456	$28,774	$25,268
United States	473	473	15,585	8,494	17,963	9,481
Other Countries	-	-	137	263	237	357
Total	$2,893	$2,525	$35,865	$28,213	$46,974	$35,106

On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third-party developer.  Corporate Property, Plant and Equipment and Total Assets include EnCana’s accrual to date of $147 million related to this office project as an asset under construction.  A corresponding liability is included in Other Liabilities in the Consolidated Balance

Sheet.  There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project.

Export Sales

Sales of natural gas, crude oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $1,362 million (2006 – $1,814 million; 2005 – $1,784 million).

Major Customers

In connection with the marketing and sale of EnCana’s own and purchased natural gas, crude oil and refined products for the year ended December 31, 2007, the Company had two customers (2006 – one; 2005 – one) which individually accounted for more than 10 percent of its consolidated revenues, net of royalties. Sales to these customers, major international integrated energy companies with a high quality investment grade credit rating, were approximately $7,652 million (2006 – $1,951 million; 2005 – $2,056 million).

NOTE 5.      Discontinued Operations

As EnCana has focused its continuing operations on North American Upstream and Downstream operations, a number of divestitures have been made which are accounted for as discontinued operations.

Midstream

The $75 million gain on discontinuance in 2007 is the result of an expired clause included in the December 2005 sale of the Company’s Midstream natural gas liquids processing operations.  The clause provided potential market price support for the facilities and was accrued for in 2005.

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

Consolidated Statement of Earnings

The following tables present the effect of the discontinued operations in the Consolidated Statement of Earnings:

	Midstream			Ecuador		United Kingdom
For the years ended December 31	2007	2006	2005	2006	2005	2006	2005

Revenues, Net of Royalties*	$-	$482	$1,570	$200	$965	$-	$-
Expenses
Production and mineral taxes	-	-	-	23	131	-	-
Transportation and selling	-	-	9	10	58	-	-
Operating	-	37	301	25	138	-	-
Purchased product	-	356	1,100	-	-	-	-
Depreciation, depletion and amortization	-	-	28	84	234	-	-
Administrative	-	-	30	-	-	-	-
Interest, net	-	-	(2)	(2)	(2)	-	-
Accretion of asset retirement obligation	-	-	-	-	1	-	-
Foreign exchange (gain) loss, net	-	4	(2)	1	(4)	(1)	(40)
(Gain) loss on discontinuance	(75)	(807)	(364)	279	-	-	-
	(75)	(410)	1,100	420	556	(1)	(40)
Net Earnings (Loss) Before Income Tax	75	892	470	(220)	409	1	40
Income tax expense (recovery)	-	17	39	59	278	(4)	5
Net Earnings (Loss) From Discontinued Operations	$75	$875	$431	$(279)	$131	$5	$35

* Revenues, net of royalties in Ecuador for 2006 include realized losses of $1 million related to derivative financial instruments.

	Consolidated Total
For the years ended December 31	2007	2006	2005

Revenues, Net of Royalties	$-	$682	$2,535
Expenses
Production and mineral taxes	-	23	131
Transportation and selling	-	10	67
Operating	-	62	439
Purchased product	-	356	1,100
Depreciation, depletion and amortization	-	84	262
Administrative	-	-	30
Interest, net	-	(2)	(4)
Accretion of asset retirement obligation	-	-	1
Foreign exchange (gain) loss, net	-	4	(46)
(Gain) loss on discontinuance	(75)	(528)	(364)
	(75)	9	1,616
Net Earnings (Loss) Before Income Tax	75	673	919
Income tax expense (recovery)	-	72	322
Net Earnings (Loss) From Discontinued Operations	$75	$601	$597

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$0.10	$0.73	$0.69
Diluted	$0.10	$0.72	$0.67

There were no assets and liabilities related to discontinued operations as at December 31, 2007.

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

NOTE 6.      Divestitures

For the years ended December 31	2007	2006	2005

Canada	$54	$59	$447
United States	10	19	2,074
Other	360	367	-
Market Optimization	-	244	-
Corporate	57	-	2
	$481	$689	$2,523

Proceeds received on the sale of assets and investments in 2007 were $481 million (2006 – $689 million; 2005 – $2,523 million) as described below:

Canada and United States

In 2007, EnCana completed the divestiture of mature conventional oil and natural gas assets for proceeds of $64 million (2006 – $78 million; 2005 – $471 million).

In May 2005, EnCana completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $578 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.

Other

In August 2007, the Company closed the sale of Australia assets for proceeds of $31 million resulting in a gain on sale of $30 million. After recording income tax of $5 million, EnCana recorded an after-tax gain of $25 million.

In May 2007, the Company completed the sale of its assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million, which were credited to property, plant and equipment.

In January 2007, the Company completed the sale of its interests in Chad, properties that were in the pre-production stage, for proceeds of $208 million which resulted in a gain on sale of $59 million.

In August 2006, EnCana completed the sale of its 50 percent interest in the Chinook heavy oil discovery offshore Brazil for approximately $367 million which resulted in a gain on sale of $304 million.  After recording income tax of $49 million, EnCana recorded an after-tax gain of $255 million.

Market Optimization

In February 2006, the Company sold its investment in Entrega Gas Pipeline LLC for approximately $244 million which resulted in a gain on sale of $17 million.

Corporate

In February 2007, the Company sold The Bow office project assets for proceeds of approximately $57 million, largely representing its investment at the date of sale. Refer to Note 4 for further discussion of The Bow office project assets.

NOTE 7.      Interest, Net

For the years ended December 31	2007	2006	2005

Interest Expense – Long-Term Debt	$460	$366	$417
Early Retirement of Long-Term Debt	-	-	121
Interest Expense – Other*	244	76	18
Interest Income*	(276)	(46)	(32)
	$428	$396	$524

* In 2007, Interest Expense – Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively. See Note 10.

During 2005, EnCana redeemed a number of unsecured notes with a principal of C$1,150 million.  The $121 million before tax ($79 million after-tax) charge is due to the early retirement of these medium term notes.

EnCana has entered into a series of one or more interest rate swaps, foreign exchange swaps and option transactions detailed below (See Note 14). The net effect of these transactions reduced interest costs in 2007 by $4 million (2006 – $7 million; 2005 – $16 million).

Swap Positions

As at December 31, 2007	Principal Amount	Indenture Interest	Net Swap To	Effective Rate

5.80% due June 2, 2008	US$71 million	C $Fixed	US $Fixed *	4.80%
C$225 million

	C$125 million	C $Fixed	C $Floating	3 month Bankers’
				Acceptance less
				5 basis points

* This instrument has been subject to multiple swap transactions.

NOTE 8.      Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2007	2006	2005

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(683)	$-	$(113)
Translation of U.S. dollar partnership contribution receivable issued from Canada	617	-	-
Other Foreign Exchange (Gain) Loss	(98)	14	89
	$(164)	$14	$(24)

NOTE 9.      Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2007	2006	2005

Current
Canada	$900	$764	$493
United States	647	128	719
Other	7	50	(8)
Total Current Tax	1,554	942	1,204
Future	(316)	1,407	56
Future Tax Rate Reductions	(301)	(457)	-
Total Future Tax	(617)	950	56
	$937	$1,892	$1,260

Included in current tax for 2006 is $49 million related to the sale of assets in Brazil (2005 – $578 million related to the sale of the Gulf of Mexico assets).

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2007	2006	2005

Net Earnings Before Income Tax	$4,821	$6,943	$4,089
Canadian Statutory Rate	32.3%	34.7%	37.9%
Expected Income Tax	1,557	2,407	1,550
Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	-	97	207
Canadian resource allowance	-	(16)	(202)
Statutory and other rate differences	76	(98)	(235)
Effect of tax rate changes	(301)	(457)	-
Effect of legislative changes	(179)	-	-
Non-taxable downstream partnership income	(70)	-	-
Non-taxable capital gains	(124)	(1)	(24)
Tax basis retained on divestitures	-	-	(68)
Large corporations tax	-	-	25
Other	(22)	(40)	7
	$937	$1,892	$1,260

Effective Tax Rate	19.4%	27.3%	30.8%

The net future income tax liability is comprised of:

As at December 31	2007	2006

Future Tax Liabilities
Property, plant and equipment in excess of tax values	$5,401	$4,695
Timing of partnership items	961	1,251
Other	-	305
Future Tax Assets
Non-capital and net operating losses carried forward	(6)	(11)
Other	(148)	-
Net Future Income Tax Liability	$6,208	$6,240

The approximate amounts of tax pools available are as follows:

As at December 31	2007	2006

Canada	$11,014	$9,352
United States	7,101	3,409
	$18,115	$12,761

Included in the above tax pools are $23 million (2006 – $39 million) related to non-capital and net operating losses available for carry forward to reduce taxable income in future years. These losses expire between 2008 and 2027.

The current income tax provision includes amounts payable or recoverable in respect of Canadian partnership earnings included in the Consolidated Financial Statements for partnerships that have a year end that is after that of EnCana Corporation.

NOTE 10.    Partnership Contribution Receivable / Payable

Partnership Contribution Receivable

On January 2, 2007, upon the creation of the Integrated Oil joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in the upstream entity in exchange for a promissory note of $7.5 billion.  The note bears interest at a rate of 5.3 percent per annum.  Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017.  The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represents EnCana’s 50 percent share of this promissory note, net of payments to date.

Mandatory Receipts

	2008	2009	2010	2011	2012	Thereafter	Total

Partnership Contribution Receivable	$297	$313	$330	$347	$366	$1,791	$3,444

Partnership Contribution Payable

On January 2, 2007, upon the creation of the Integrated Oil joint venture, EnCana issued a promissory note to the downstream entity in the amount of $7.5 billion in exchange for a 50 percent interest.  The note bears interest at a rate of 6.0 percent per annum.  Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017.  The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represents EnCana’s 50 percent share of this promissory note, net of payments to date.

Mandatory Payments

	2008	2009	2010	2011	2012	Thereafter	Total

Partnership Contribution Payable	$288	$306	$325	$345	$366	$1,821	$3,451

NOTE 11.    Inventories

As at December 31	2007	2006

Product
Canada	$-	$1
United States	2	-
Integrated Oil	646	49
Market Optimization	180	126
	$828	$176

NOTE 12.    Property, Plant and Equipment, Net

As at December 31		2007			2006

		Accumulated			Accumulated
	Cost	DD&A *	Net	Cost	DD&A *	Net

Canada	$36,618	$(18,987)	$17,631	$30,852	$(14,069)	$16,783
United States	15,681	(3,802)	11,879	11,105	(2,611)	8,494
Other	1,466	(362)	1,104	1,450	(268)	1,182
Integrated Oil – Upstream	1,131	(116)	1,015	1,347	(25)	1,322
Integrated Oil – Downstream	3,855	(149)	3,706	-	-	-
Market Optimization	253	(82)	171	207	(53)	154
Corporate	817	(458)	359	616	(338)	278
	$59,821	$(23,956)	$35,865	$45,577	$(17,364)	$28,213

* Depreciation, depletion and amortization

Canada, United States, Other and Integrated Oil – Upstream property, plant and equipment include internal costs directly related to exploration, development and construction activities of $469 million (2006 – $365 million).  Costs classified as administrative expenses have not been capitalized as part of the capital expenditures.

Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre’s depletable base.  Integrated Oil – Downstream assets not put into use are excluded from depreciable costs. At the end of the year these costs were:

As at December 31	2007	2006	2005

Canada	$1,381	$1,449	$1,689
United States	1,852	956	870
Other Countries	137	263	248
Integrated Oil – Downstream	139	-	-
	$3,509	$2,668	$2,807

The costs excluded from depletable costs in Other Countries represent costs related to unproved properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized. Ultimate recoverability of these costs will be dependent upon the finding of proved oil and natural gas reserves. For the year ended December 31, 2007, the Company completed its impairment review of pre-production cost centres and determined that $68 million of costs should be charged to depreciation, depletion, and amortization in the Consolidated Statement of Earnings (2006 – $6 million; 2005 – $7 million).

Integrated Oil – Downstream expenditures capitalized during the construction phase are not subject to depreciation until put in use and total $139 million at December 31, 2007.

The prices used in the ceiling test evaluation of the Company’s crude oil and natural gas reserves at December 31, 2007 were:

						Cumulative
						% Increase
	2008	2009	2010	2011	2012	to 2019

Natural Gas ($/Mcf)
Canada	6.55	6.71	6.67	6.60	6.58	-
United States	6.52	6.84	6.58	6.66	6.92	-

Crude Oil ($/barrel)
Canada	46.90	45.40	45.05	43.98	42.98	(7)%

Natural Gas Liquids ($/barrel)
Canada	65.81	66.26	67.37	67.67	67.76	-
United States	64.33	64.73	64.97	64.90	63.52	(2)%

NOTE 13.    Investments and Other Assets

As at December 31		2007	2006

Prepaid Capital		$383	$401
Deferred Asset – Integrated Oil		159	-
Deferred Pension Plan and Savings Plan		50	58
Deferred Financing Costs	(Notes 2, 14)	-	52
Equity Investment		-	6
Other		15	16
		$607	$533

NOTE 14.    Long-Term Debt

As at December 31	Note	2007	2006

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	B	$1,506	$1,456
Unsecured notes	C	1,138	793
		2,644	2,249
U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	D	495	104
Unsecured notes	E	6,421	4,421
		6,916	4,525

Increase in Value of Debt Acquired	F	66	60
Debt Discounts and Financing Costs	G	(83)	-
Current Portion of Long-Term Debt	H	(703)	(257)
		$8,840	$6,577

A)  Overview

Revolving Credit and Term Loan Borrowings

At December 31, 2007, EnCana Corporation had in place a revolving credit facility for C$4.5 billion or its equivalent amount in U.S. dollars ($4.6 billion). The facility, which matures in October 2012, is fully revolving for a period of five years. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from EnCana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances rates plus applicable margins, or at LIBOR plus applicable margins.

At December 31, 2007, one of EnCana’s subsidiaries had in place a credit facility totaling $600 million. The facility, which matures in February 2012, is guaranteed by EnCana Corporation and is fully revolving for five years.  The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or at LIBOR plus applicable margins.

Revolving credit and term loan borrowings include Bankers’ Acceptances, Commercial Paper and LIBOR loans of $2,001 million (2006 – $1,560 million) maturing at various dates with a weighted average interest rate of 5.00 percent (2006 – 4.58 percent). These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year.

Standby fees paid in 2007 relating to revolving credit and term loan agreements were approximately $4 million (2006 – $5 million; 2005 – $4 million).

Unsecured Notes

Unsecured notes include medium term notes and senior notes that are issued from time to time under trust indentures.

EnCana has in place a debt shelf prospectus for Canadian unsecured medium term notes in the amount of C$2 billion.  The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was renewed in 2007 and expires in June 2009.  At December 31, 2007, C$2 billion ($2 billion) of the shelf prospectus remains unutilized, the availability of which is dependent upon market conditions.

EnCana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $2 billion under the multijurisdictional disclosure system (“MJDS”).  The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and expiry dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was renewed in 2006 and expires in October 2008.  At December 31, 2007, the shelf prospectus was fully utilized.

EnCana has an indirect wholly owned subsidiary, EnCana Holdings Finance Corp., which has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $2 billion under the MJDS.  The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series.  Terms of the notes, including interest at either fixed or floating rates and expiry dates, are determined by reference to market conditions at the date of issue.  The debt securities issued under this shelf prospectus are fully and unconditionally guaranteed by EnCana Corporation. EnCana has also obtained certain exemption orders from Canadian securities regulatory authorities that allow the filing of certain financial and other information of EnCana to satisfy certain continuous disclosure obligations of EnCana Holdings Finance Corp.  The shelf prospectus was renewed in 2006 and expires in July 2008.  At December 31, 2007, $2 billion of the shelf prospectus remains unutilized, the availability of which is dependent upon market conditions.

B)  Canadian Revolving Credit and Term Loan Borrowings

	C$ Principal Amount	2007	2006

Bankers’ Acceptances	$420	$425	$335
Commercial Paper	1,068	1,081	1,121
	$1,488	$1,506	$1,456

C)  Canadian Unsecured Notes

	C$ Principal Amount	2007	2006

5.30% due December 3, 2007	$-	$-	$257
5.80% due June 2, 2008	125	126	107
3.60% due September 15, 2008	500	506	429
4.30% due March 12, 2012	500	506	-
	$1,125	$1,138	$793

D)  U.S. Revolving Credit and Term Loan Borrowings

	2007	2006

LIBOR	$20	$-
Commercial Paper	475	104
	$495	$104

E)  U.S. Unsecured Notes

	C$ Amount		2007	2006

5.80% due June 2, 2008	$70	*	$71	$71
4.60% due August 15, 2009			250	250
7.65% due September 15, 2010			200	200
6.30% due November 1, 2011			500	500
4.75% due October 15, 2013			500	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	-
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	-
6.50% due February 1, 2038			800	-
			$6,421	$4,421

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

G)  Debt Discounts and Financing Costs

On January 1, 2007, upon adoption of the financial instruments standard, $52 million of long-term debt transaction costs, premiums and discounts were reclassified from other assets to long-term debt (See Note 2). The costs capitalized within long-term debt are being amortized using the effective interest method. Previously, the Company deferred these costs within other assets and amortized them straight-line over the life of the related long-term debt. During 2007, $25 million in transaction costs and discounts have been capitalized within long-term debt relating to the issuance of Canadian and U.S. unsecured notes.

H)  Current Portion of Long-Term Debt

	C$ Principal Amount	2007	2006

5.30% medium term note due December 3, 2007	$-	$-	$257
5.80% medium term note due June 2, 2008	125	126	-
5.80% medium term note due June 2, 2008	-	71	-
3.60% medium term note due September 15, 2008	500	506	-
	$625	$703	$257

I)  Mandatory Debt Payments

	C$ Principal Amount	US$ Principal Amount	Total US$ Equivalent

2008	$625	$71	$703
2009	-	250	250
2010	-	200	200
2011	-	500	500
2012	1,988	495	2,507
Thereafter	-	5,400	5,400
Total	$2,613	$6,916	$9,560

The amount due in 2008 excludes Bankers’ Acceptances, Commercial Paper and LIBOR loans, which are fully supported by revolving credit and term loan facilities that have no repayment requirements within the next year.

NOTE 15.    Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

As at December 31	2007	2006

Asset Retirement Obligation, Beginning of Year	$1,051	$816
Liabilities Incurred	89	68
Liabilities Settled	(100)	(51)
Change in Estimated Future Cash Flows	184	172
Accretion Expense	64	50
Other	170	(4)
Asset Retirement Obligation, End of Year	$1,458	$1,051

The total undiscounted amount of estimated cash flows required to settle the obligation is $7,395 million (2006 – $5,334 million), which has been discounted using a weighted average credit-adjusted risk free rate of 5.85 percent (2006 – 5.66 percent). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at that time.

NOTE 16.                  Share Capital

Authorized

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares.

Issued and Outstanding

As at December 31	2007		2006
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	777.9	$4,587	854.9	$5,131
Common Shares Issued under Option Plans	8.3	176	8.6	179
Stock-Based Compensation	-	17	-	11
Common Shares Purchased	(36.0)	(301)	(85.6)	(734)
Common Shares Outstanding, End of Year	750.2	$4,479	777.9	$4,587

Normal Course Issuer Bid

In 2007, the Company purchased 38.9 million Common Shares for total consideration of $2,025 million. Of the amount paid, $325 million was charged to Share capital and $1,700 million was charged to Retained earnings.  Included in the Common Shares Purchased in 2007 are 2.9 million Common Shares distributed, valued at $24 million, from the EnCana Employee Benefit Plan Trust that vested under EnCana’s Performance Share Unit Plan (See Note 17). For these Common Shares distributed, there was an $82 million adjustment to Retained earnings with a reduction to Paid in surplus of $106 million.

EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under six consecutive Normal Course Issuer Bids (“Bids”).  EnCana is entitled to purchase, for cancellation, up to approximately 75.1 million Common Shares under the renewed Bid which commenced on November 13, 2007 and terminates on November 12, 2008.  During January 2008, EnCana purchased approximately 3.0 million Common Shares under the Bid for total consideration of $191 million.

Stock Options

EnCana has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued.  Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted. All options issued subsequent to December 31, 2003 have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (See Note 17).

EnCana Plan

Pursuant to the terms of a stock option plan, options may be granted to certain key employees to purchase EnCana Common Shares. Options granted on or after November 4, 1999 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. In addition, with respect to the February 13, 2007 grant, one third of the stock options granted were service based and two thirds were performance based.  The performance based stock options only become exercisable subject to a vesting factor based on EnCana’s performance relative to pre-determined key measures (See Note 17).

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

The following tables summarize the information about options to purchase Common Shares that do not have a TSAR attached to them:

As at December 31	2007		2006		2005
	Stock Options (millions)	Weighted Average Exercise Price(C$)	Stock Options (millions)	Weighted Average Exercise Price (C$)	Stock Options (millions)	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	11.8	23.17	20.7	23.36	36.2	23.15
Exercised	(8.3)	23.73	(8.6)	23.60	(14.9)	22.90
Forfeited	(0.1)	22.53	(0.3)	23.80	(0.6)	21.71
Outstanding, End of Year	3.4	21.82	11.8	23.17	20.7	23.36
Exercisable, End of Year	3.4	21.82	11.8	23.17	16.8	23.21

As at December 31, 2007	Outstanding Options			Exercisable Options
Range of Exercise Price (C$)	Number of Options Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of Options Outstanding (millions)	Weighted Average Exercise Price (C$)

11.00 to 21.99	0.6	1.8	11.58	0.6	11.58
22.00 to 23.99	2.6	0.3	23.86	2.6	23.86
24.00 to 25.99	0.2	0.7	25.04	0.2	25.04
	3.4	0.6	21.82	3.4	21.82

At December 31, 2007, there were 12.2 million Common Shares reserved for issuance under stock option plans (2006 – 20.7 million; 2005 – 29.3 million).

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

At December 31, 2007 and 2006, the balance in Paid in surplus relates to stock-based compensation programs.

NOTE 17.      Compensation Plans

Where applicable, the amounts below have been restated to reflect the effect of the Common Share split approved in April 2005.

A)  Pensions and Other Post-Employment Benefits

The Company sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits (“OPEB”) to its employees.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing is dated December 31, 2005, and the next required filing will be as at December 31, 2008.

Information about defined benefit pension and other post-employment benefit plans, based on actuarial estimations as at December 31, 2007 is as follows:

Accrued Benefit Obligation

	Pension Benefits		OPEB
As at December 31	2007	2006	2007	2006

Accrued Benefit Obligation, Beginning of Year	$308	$294	$45	$39
Current service cost	8	9	8	7
Interest cost	16	15	3	2
Benefits paid	(17)	(18)	(1)	(1)
Actuarial (gain) loss	(14)	7	(5)	(2)
Contributions	1	1	-	-
Foreign exchange	55	-	3	-
Accrued Benefit Obligation, End of Year	$357	$308	$53	$45

Plan Assets

	Pension Benefits		OPEB
As at December 31	2007	2006	2007	2006

Fair Value of Plan Assets, Beginning of Year	$304	$284	$-	$-
Actual return on plan assets	5	27	-	-
Employer contributions	8	10	-	-
Employees’ contributions	1	1	-	-
Benefits paid	(17)	(18)	-	-
Foreign exchange	54	-	-	-
Fair Value of Plan Assets, End of Year	$355	$304	$-	$-

Accrued Benefit Asset (Liability)

	Pension Benefits		OPEB
As at December 31	2007	2006	2007	2006

Funded Status – Plan Assets (less) than Benefit Obligation	$(2)	$(4)	$(53)	$(45)
Amounts Not Recognized:
Unamortized net actuarial loss (gain)	59	54	(3)	2
Unamortized past service cost	6	7	1	1
Net transitional asset	(3)	(6)	12	13
Accrued Benefit Asset (Liability)	$60	$51	$(43)	$(29)

	Pension Benefits		OPEB
As at December 31	2007	2006	2007	2006

Prepaid Benefit Cost	$60	$51	$-	$-
Accrued Benefit Cost	-	-	(43)	(29)
Net Amount Recognized	$60	$51	$(43)	$(29)

The Company’s OPEB plans are funded on an as required basis.

The weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		OPEB
As at December 31	2007	2006	2007	2006

Discount Rate	5.25%	5.00%	5.50%	5.375%
Rate of Compensation Increase	4.28%	4.30%	5.77%	5.65%

The weighted average assumptions used to determine periodic expense are as follows:

	Pension Benefits		OPEB
For the years ended December 31	2007	2006	2007	2006

Discount Rate	5.00%	5.00%	5.38%	5.25%
Expected Long-Term Rate of Return on Plan Assets:
Registered pension plans	6.75%	6.75%	n/a	n/a
Supplemental pension plans	3.375%	3.375%	n/a	n/a
Rate of Compensation Increase	4.34%	4.50%	5.77%	5.65%

The periodic expense for benefits is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2007	2006	2005	2007	2006	2005

Current Service Cost	$8	$9	$6	$8	$7	$5
Interest Cost	16	15	14	3	2	2
Actual Return on Plan Assets	(5)	(27)	(29)	-	-	-
Actuarial (Gain) Loss on Accrued Benefit Obligation	(13)	6	29	-	-	-
Difference Between Actual and:
Expected return on plan assets	(14)	11	15	-	-	-
Recognized actuarial gain (loss)	17	-	(24)	-	-	-
Difference Between Amortization of Past Service Costs and Actual Plan Amendments	2	2	2	-	-	-
Amortization of Transitional Obligation	(3)	(3)	(3)	1	2	1
Defined Benefit Plans Expense	$8	$13	$10	$12	$11	$8
Defined Contribution Plans Expense	$34	$28	$22	$-	$-	$-
Net Benefit Plan Expense	$42	$41	$32	$12	$11	$8

The average remaining service period of the active employees covered by the defined benefit pension plan is six years. The average remaining service period of the active employees covered by the OPEB plan is 12 years.

Assumed health care cost trend rates are as follows:

As at December 31	2007	2006

Health Care Cost Trend Rate for Next Year	10.50%	11.00%
Rate that the Trend Rate Gradually Trends To	5.00%	5.00%
Year that the Trend Rate Reaches the Rate which it is Expected to Remain At	2016	2015

Assumed health care cost trend rates have an effect on the amounts reported for the OPEB plans.  A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on Total of Service and Interest Cost	$1	$(1)
Effect on Post-Retirement Benefit Obligation	$5	$(4)

The Company’s pension plan asset allocations are as follows:

Asset Category	Target Allocation %		% of Plan Assets at December 31		Expected Long-Term Rate of Return
	Normal	Range	2007	2006

Domestic Equity	35	25-45	39	39
Foreign Equity	30	20-40	27	30
Bonds	30	20-40	27	25
Real Estate and Other	5	0-20	7	6
Total	100		100	100	6.75%

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

The Company’s contributions to the pension plans are subject to the results of the actuarial valuation and direction by the Pension Committee. Contributions by the participants to the pension and other benefits plans were $1 million for the year ended December 31, 2007 (2006 – $1 million; 2005 – $1 million).

Estimated future payment of pension and other benefits are as follows:

	Pension Benefits	OPEB

2008	$18	$2
2009	19	2
2010	19	2
2011	20	3
2012	21	3
2013 – 2017	121	22
Total	$218	$34

B)  Tandem Share Appreciation Rights

Subsequent to December 31, 2003, all options to purchase Common Shares issued under the share option plans described in Note 16 have an associated Tandem Share Appreciation Right (“TSAR”) attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following tables summarize the information about the TSARs:

As at December 31	2007		2006
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	17,276,191	44.99	8,403,967	38.41
Granted	4,814,338	57.70	11,180,800	49.01
Exercised – SARs	(2,020,357)	41.20	(700,418)	34.54
Exercised – Options	(12,235)	35.04	(32,948)	34.46
Forfeited	(1,203,796)	50.02	(1,575,210)	43.21
Outstanding, End of Year	18,854,141	50.49	17,276,191	44.99
Exercisable, End of Year	5,267,550	43.18	1,971,467	38.31

As at December 31, 2007	Outstanding TSARs			Exercisable Options with TSARs Attached
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	346,843	1.35	27.54	346,843	27.54
30.00 to 39.99	4,254,009	2.12	38.20	2,266,281	38.16
40.00 to 49.99	8,278,327	3.10	48.15	2,187,192	48.08
50.00 to 59.99	4,961,922	4.03	56.02	406,584	55.26
60.00 to 79.99	1,013,040	4.39	64.32	60,650	63.00
	18,854,141	3.40	50.49	5,267,550	43.18

During the year, the Company recorded compensation costs of $225 million related to the outstanding TSARs (2006 – $52 million; 2005 – $60 million).

C)  Performance Tandem Share Appreciation Rights

In 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance Tandem Share Appreciation Rights (“Performance TSARs”) under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes the information about the Performance TSARs:

As at December 31	2007
	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-
Granted	7,275,575	56.09
Forfeited	(344,650)	56.09
Outstanding, End of Year	6,930,925	56.09
Exercisable, End of Year	-	-

As at December 31, 2007	Outstanding TSARs			Exercisable Options with TSARs Attached
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

50.00 to 59.99	6,930,925	4.12	56.09	-	-

During the year, EnCana recorded compensation costs of $21 million related to the outstanding Performance TSARs (2006 – nil).

D)  Deferred Share Units

The Company has in place a program whereby Directors and certain key employees are issued Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of the Company.  DSUs granted to Directors vest immediately. DSUs expire on December 15th of the year following the employee’s retirement or death.

As at December 31	2007		2006
	Outstanding DSUs	Average Share Price	Outstanding DSUs	Average Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	866,577	29.56	836,561	26.81
Granted, Directors	79,168	57.02	70,000	56.71
Units, in Lieu of Dividends	9,314	62.80	12,578	54.69
Exercised	(365,885)	29.56	(52,562)	27.92
Outstanding, End of Year	589,174	33.78	866,577	29.56
Exercisable, End of Year	589,174	33.78	866,577	29.56

During the year, the Company recorded compensation costs of $14 million related to the outstanding DSUs (2006 – $5 million; 2005 – $16 million).

E)  Performance Share Units

EnCana has in place a program whereby employees may be granted Performance Share Units (“PSUs”) which entitle the employee to receive, upon vesting, either a Common Share of EnCana or a cash payment equal to the value of one Common Share of EnCana depending upon the terms of the PSU granted. PSUs vest at the end of a three year period. Their ultimate value will depend upon EnCana’s performance measured over three calendar years. Performance will be measured by total shareholder return relative to a fixed comparison group of North American oil and gas companies. If EnCana’s performance is below the specified level compared to the comparison group, the units awarded will be forfeited. If EnCana’s performance is at or above the specified level compared to the comparison group, the value of the PSUs shall be determined by EnCana’s relative ranking, with payments ranging from one half to two times the PSUs granted for the 2004 and 2005 grant.  These will be paid in Common Shares.

PSUs granted in 2003 were paid out in cash at 75 percent of the number granted. PSUs granted in 2004 were paid out in Common Shares at 100 percent of the number granted.

The following table summarizes the information about the PSUs:

As at December 31	2007		2006
	Outstanding PSUs	Average Share Price	Outstanding PSUs	Average Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	4,766,329	31.24	5,443,997	30.65
Granted	23,097	62.84	41,459	54.82
Paid out	(2,937,491)	26.98	(239,794)	23.26
Forfeited	(166,899)	34.38	(479,333)	31.35
Outstanding, End of Year	1,685,036	38.79	4,766,329	31.24

During the year, the Company recorded compensation costs of $43 million related to the outstanding PSUs (2006 – $27 million; 2005 – $91 million).

At December 31, 2007, EnCana had approximately 2.6 million Common Shares held in trust for issuance upon vesting of the PSUs (2006 – 5.5 million).

F)  Share Appreciation Rights

EnCana has in place a program whereby certain employees are granted Share Appreciation Rights (“SARs”) which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the exercise price of the right. SARs granted generally expire after five years with the exception of a limited number that expire after seven years.

The Company has not granted any SARs after 2002. There are no outstanding SARs at December 31, 2007.

The following tables summarize the information about the SARs:

	2007		2006
As at December 31	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	246,739	23.13
Exercised	-	-	(246,739)	23.13
Forfeited	-	-	-	-
Outstanding, End of Year	-	-	-	-
Exercisable, End of Year	-	-	-	-

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	2,088	14.21	319,511	14.33
Exercised	(2,088)	14.21	(317,423)	14.33
Outstanding, End of Year	-	-	2,088	14.21
Exercisable, End of Year	-	-	2,088	14.21

During the year, the Company has not recorded any compensation costs related to the outstanding SARs (2006– reduction of compensation costs of $1 million; 2005 – compensation costs of $17 million).

NOTE 18.      Financial Instruments and Risk Management

As a means of managing commodity price volatility, EnCana has entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.

The following tables summarize the realized and unrealized gains and losses on risk management activities:

	Realized Gain (Loss)
For the years ended December 31	2007	2006	2005

Revenues, Net of Royalties	$1,601	$393	$(684)
Operating Expenses and Other	3	5	31
Gain (Loss) on Risk Management – Continuing Operations	1,604	398	(653)
Gain (Loss) on Risk Management – Discontinued Operations	-	12	(155)
	$1,604	$410	$(808)

	Unrealized Gain (Loss)
For the years ended December 31	2007	2006	2005

Revenues, Net of Royalties	$(1,239)	$2,050	$(466)
Operating Expenses and Other	4	10	(3)
Gain (Loss) on Risk Management – Continuing Operations	(1,235)	2,060	(469)
Gain (Loss) on Risk Management – Discontinued Operations	-	20	50
	$(1,235)	$2,080	$(419)

Fair Value of Outstanding Risk Management Positions

The following table presents a reconciliation of the change in the unrealized amounts during 2007:

	Fair Market Value	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,416
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During 2007	353	$353
Fair Value of Contracts in Place at Transition that Expired During 2007	-	16
Foreign Exchange Gains on Canadian Dollar Contracts	2	-
Fair Value of Contracts Realized During 2007	(1,604)	(1,604)
Fair Value of Contracts, End of Year	$167	$(1,235)

At December 31, 2007, the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at December 31	2007	2006

Risk Management
Current asset	$385	$1,403
Long-term asset	18	133
Current liability	207	14
Long-term liability	29	2
Net Risk Management Asset	$167	$1,520

Unrealized Fair Value Positions

A summary of all unrealized estimated fair value financial positions is as follows:

As at December 31	Note	2007	2006

Commodity Price Risk	A
Natural gas		$346	$1,431
Crude oil		(199)	74
Power		19	13
Interest Rate Risk	B	2	4
Credit Derivatives	C	(1)	(2)
Total Fair Value		$167	$1,520

A)  Commodity Price Risk

Natural Gas

At December 31, 2007 the Company’s natural gas risk management activities from financial contracts had an unrealized gain and a fair market value position of $346 million. Details of the contracts are as follows:

	Notional Volumes (MMcf/d)	Term	Average Price		Fair Market Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,583	2008	8.21	US$/Mcf	$303

Basis Contracts
Canada	191	2008	(0.78)	US$/Mcf	1
United States	1,049	2008	(1.02)	US$/Mcf	65
Canada and United States*		2009-2011		US$/Mcf	(23)
Total Fair Value Positions					$346

*EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points.  These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

Crude Oil

As at December 31, 2007, the Company’s crude oil risk management activities from financial contracts had an unrealized loss and a fair market value position of $(199) million. Details of the contracts are as follows:

	Notional Volumes (bbls/d)	Term	Average Price		Fair Market Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	23,000	2008	70.13	US$/bbl	$(188)
					(188)
Other Financial Positions (1)					(11)
Total Fair Value Positions					$(199)

(1) Other financial positions are part of the daily ongoing operations of the Company’s proprietary production management.

Power

The Company has in place two Canadian dollar denominated derivative contracts, commencing January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.  At December 31, 2007, these contracts had an unrealized gain and a fair market value position of $19 million.

B)  Interest Rate Risk

The Company has entered into various derivative contracts to manage the Company’s interest rate exposure on debt instruments. The impact of these transactions is described in Note 7.

The unrealized gains on the outstanding financial instruments were as follows:

	Unrealized Gain
As at December 31	2007	2006

5.80% medium term note due June 2, 2008	$2	$4

At December 31, 2007, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt amounts to $14 million (2006 – $11 million; 2005 – $10 million).

C)  Credit Risk

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Board of Directors has approved a credit policy governing the Company’s credit portfolio and procedures are in place to ensure adherence to this policy.

With respect to counterparties to financial instruments, the Company partially mitigates associated credit risk by limiting transactions to counterparties with investment grade credit ratings and net settlements where appropriate. At December 31, 2007, EnCana had one counterparty whose net settlement position individually accounts for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty.

All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.

D)  Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amount due to the short-term maturity of those instruments.

The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at year end.

The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture. Further information about these notes is included in Note 10.

As at December 31	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets*
Held-for-Trading:
Cash and cash equivalents	$553	$553	$402	$402
Loans and Receivables:
Accounts receivable and accrued revenues	2,381	2,381	1,721	1,721
Partnership Contribution Receivable, including current portion	3,444	3,444	-	-

Financial Liabilities*
Other Financial Liabilities:
Accounts payable and accrued liabilities	$3,982	$3,982	$2,494	$2,494
Long-Term Debt, including current portion	9,543	9,763	6,834	6,965
Partnership Contribution Payable, including current portion	3,451	3,451	-	-

* Risk management assets and liabilities, which are classified as Held-for-Trading, are previously disclosed in this note.

NOTE 19.      Supplementary Information

A)  Per Share Amounts

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

For the years ended December 31	2007	2006	2005

Weighted Average Common Shares Outstanding – Basic	756.8	819.9	868.3
Effect of Stock Options and Other Dilutive Securities	7.8	16.6	20.9
Weighted Average Common Shares Outstanding – Diluted	764.6	836.5	889.2

Information related to Common Shares and stock options has been restated to reflect the effect of the Common Share split approved in April 2005.

B)  Net Change in Non-Cash Working Capital from Continuing Operations

For the years ended December 31	2007	2006	2005

Operating Activities
Accounts receivable and accrued revenues	$33	$3,128	$(146)
Inventories	42	(75)	(34)
Accounts payable and accrued liabilities	(78)	(260)	654
Income tax payable	(5)	550	23
	$(8)	$3,343	$497

Investing Activities
Accounts payable and accrued liabilities	$86	$19	$330

C)  Supplementary Cash Flow Information – Continuing Operations

For the years ended December 31	2007	2006	2005

Interest Paid	$422	$341	$522
Income Taxes Paid	$1,423	$450	$1,096

NOTE 20.      Commitments and Contingencies

Commitments

As at December 31, 2007	2008	2009	2010	2011	2012	Thereafter	Total

Pipeline Transportation	$527	$479	$454	$483	$419	$2,222	$4,584
Purchases of Goods and Services	404	240	147	144	108	621	1,664
Product Purchases	24	24	24	23	-	98	193
Operating Leases*	70	74	78	210	209	3,402	4,043
Capital Commitments	54	10	3	130	3	39	239
Other Long-Term Commitments	18	10	6	3	-	1	38
Total	$1,097	$837	$712	$993	$739	$6,383	$10,761

Product Sales	$51	$47	$49	$51	$55	$244	$497

*Operating leases consist of building leases, including The Bow (See Note 4).

In addition to the above, the Company has made commitments related to its risk management program (See Note 18).

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

Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively.  Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”), for $20 million and of a previously disclosed consolidated class action lawsuit in the United States District Court in New York for $8.2 million.

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

Asset Retirement

EnCana is responsible for the retirement of long-lived assets related to its oil and gas properties, refining facilities and Midstream facilities at the end of their useful lives. The Company has recognized a liability of $1,458 million based on current legislation and estimated costs. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The operations of the Company are complex, and related tax interpretations, regulations and legislation in the various jurisdictions that EnCana operates in are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

NOTE 21.      Subsequent Events

On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.

NOTE 22.      United States Accounting Principles and Reporting

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.

Reconciliation of Net Earnings Under Canadian GAAP to U.S. GAAP

For the years ended December 31	Note	2007	2006	2005

Net Earnings – Canadian GAAP		$3,959	$5,652	$3,426
Less:
Net Earnings From Discontinued Operations – Canadian GAAP		75	601	597
Net Earnings From Continuing Operations – Canadian GAAP		3,884	5,051	2,829

Increase (Decrease) in Net Earnings From Continuing Operations Under U.S. GAAP:
Revenues, net of royalties	A	(15)	179	(217)
Operating	A, D ii)	3	(15)	1
Depreciation, depletion and amortization	B, D ii)	86	95	55
Administrative	D ii)	1	(8)	-
Interest, net	A	(2)	(15)	(16)
Stock-based compensation – options	C	(5)	-	(12)
Income tax expense	E	(204)	(80)	59
Net Earnings From Continuing Operations – U.S. GAAP		3,748	5,207	2,699
Net Earnings From Discontinued Operations – U.S. GAAP		75	644	553
Net Earnings Before Change in Accounting Policy – U.S. GAAP		3,823	5,851	3,252
Cumulative Effect of Change in Accounting Policy, net of tax	D ii)	-	(15)	-
Net Earnings – U.S. GAAP		$3,823	$5,836	$3,252

Net Earnings per Common Share Before Change in Accounting Policy – U.S. GAAP
Basic		$5.05	$7.14	$3.75
Diluted		$5.00	$6.99	$3.66
Net Earnings per Common Share Including Cumulative Effect of Change in Accounting Policy – U.S. GAAP
Basic		$5.05	$7.12	$3.75
Diluted		$5.00	$6.98	$3.66

Consolidated Statement of Earnings - U.S. GAAP

For the years ended December 31	Note	2007	2006	2005

Revenues, Net of Royalties	A	$21,431	$16,578	$14,356
Expenses
Production and mineral taxes		291	349	453
Transportation and selling		1,010	1,070	845
Operating	A, D ii)	2,275	1,670	1,437
Purchased product		8,583	2,862	4,159
Depreciation, depletion and amortization	B, D ii)	3,730	3,017	2,714
Administrative	D ii)	383	279	268
Interest, net	A	430	411	540
Accretion of asset retirement obligation		64	50	37
Foreign exchange (gain) loss, net		(164)	14	(24)
Stock-based compensation – options	C	5	-	27
(Gain) on divestitures		(65)	(323)	-
Net Earnings Before Income Tax		4,889	7,179	3,900
Income tax expense	E	1,141	1,972	1,201
Net Earnings From Continuing Operations – U.S. GAAP		3,748	5,207	2,699
Net Earnings From Discontinued Operations – U.S. GAAP		75	644	553
Net Earnings Before Change in Accounting Policy – U.S. GAAP		3,823	5,851	3,252
Cumulative Effect of Change in Accounting Policy, net of tax	D ii)	-	(15)	-
Net Earnings – U.S. GAAP		$3,823	$5,836	$3,252

Net Earnings From Continuing Operations per Common Share – U.S. GAAP
Basic		$4.95	$6.35	$3.11
Diluted		$4.90	$6.22	$3.04
Net Earnings From Discontinued Operations per Common Share – U.S. GAAP
Basic		$0.10	$0.79	$0.64
Diluted		$0.10	$0.77	$0.62
Net Earnings per Common Share Before Change in Accounting Policy – U.S. GAAP
Basic		$5.05	$7.14	$3.75
Diluted		$5.00	$6.99	$3.66
Net Earnings per Common Share Including Cumulative Effect of Change in Accounting Policy – U.S. GAAP
Basic		$5.05	$7.12	$3.75
Diluted		$5.00	$6.98	$3.66

Consolidated Statement of Comprehensive Income - U.S. GAAP

For the years ended December 31	Note	2007	2006	2005

Net Earnings – U.S. GAAP		$3,823	$5,836	$3,252
Change in Fair Value of Financial Instruments	A, F	-	4	-
Foreign Currency Translation Adjustment	B, F, D ii)	1,707	(224)	573
Compensation Plans	F	1	-	-
Comprehensive Income		$5,531	$5,616	$3,825

Consolidated Statement of Accumulated Other Comprehensive Income - U.S. GAAP

For the years ended December 31	Note	2007	2006	2005

Balance, Beginning of Year		$1,330	$1,598	$1,025
Change in Fair Value of Financial Instruments	A, F	-	4	-
Foreign Currency Translation Adjustment	B, F	1,707	(224)	573
Compensation Plans	D i), F	1	(48)	-
Balance, End of Year		$3,038	$1,330	$1,598

Consolidated Statement of Retained Earnings - U.S. GAAP

For the years ended December 31	2007	2006	2005

Retained Earnings, Beginning of Year	$11,374	$9,327	$7,955
Net Earnings	3,823	5,836	3,252
Dividends on Common Shares	(603)	(304)	(238)
Charges for Normal Course Issuer Bid	(1,618)	(3,485)	(1,642)
Retained Earnings, End of Year	$12,976	$11,374	$9,327

Condensed Consolidated Balance Sheet

As at December 31		2007		2006
	Note	As Reported	U.S GAAP	As Reported	U.S. GAAP

Assets
Current Assets	D i)	$4,444	$4,446	$3,702	$3,703
Property, Plant and Equipment (includes unproved properties of $3,509 and $2,668 as of December 31, 2007 and 2006, respectively)	B, D ii)	59,821	59,729	45,577	45,496
Accumulated Depreciation, Depletion and Amortization		(23,956)	(23,669)	(17,364)	(17,197)
Property, Plant and Equipment, net (Full Cost Method for Oil and Gas Activities)		35,865	36,060	28,213	28,299
Investments and Other Assets	D i)	607	557	533	488
Partnership Contribution Receivable		3,147	3,147	-	-
Risk Management		18	18	133	133
Goodwill		2,893	2,893	2,525	2,525
		$46,974	$47,121	$35,106	$35,148

Liabilities and Shareholders’ Equity
Current Liabilities	A, Di), ii), E	$6,330	$6,574	$3,691	$3,742
Long-Term Debt		8,840	8,840	6,577	6,577
Other Liabilities	A, Di) ii)	242	277	79	106
Partnership Contribution Payable		3,163	3,163	-	-
Risk Management		29	29	2	2
Asset Retirement Obligation		1,458	1,458	1,051	1,051
Future Income Taxes	E	6,208	6,172	6,240	6,189
		26,270	26,513	17,640	17,667
Share Capital	C
Common Shares, no par value		4,479	4,514	4,587	4,617
Outstanding: 2007 – 750.2 million shares
2006 – 777.9 million shares
Paid in Surplus		80	80	160	160
Retained Earnings		13,082	12,976	11,344	11,374
Accumulated Other Comprehensive Income	F	3,063	3,038	1,375	1,330
		20,704	20,608	17,466	17,481
		$46,974	$47,121	$35,106	$35,148

Condensed Consolidated Statement of Cash Flows – U.S. GAAP

For the years ended December 31	2007	2006	2005

Operating Activities
Net earnings from continuing operations	$3,748	$5,207	$2,699
Depreciation, depletion and amortization	3,730	3,017	2,714
Future income taxes	(592)	1,030	(4)
Unrealized (gain) loss on risk management	1,251	(2,229)	668
Unrealized foreign exchange (gain) loss	41	-	(126)
Accretion of asset retirement obligation	64	50	37
(Gain) on divestitures	(65)	(323)	-
Other	97	242	250
Cash flow from discontinued operations	-	118	464
Net change in other assets and liabilities	(16)	138	(281)
Net change in non-cash working capital from continuing operations	(8)	3,343	497
Net change in non-cash working capital from discontinued operations	-	(2,669)	(187)
Cash From Operating Activities	$8,250	$7,924	$6,731

Cash (Used in) Investing Activities	$(8,175)	$(3,333)	$(3,942)

Cash (Used in) From Financing Activities	$(119)	$(4,294)	$(3,275)

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

The adoption of EIC 128 at January 1, 2004 resulted in the recognition of a $235 million deferred loss which will be recognized into earnings when realized. As at December 31, 2007, under Canadian GAAP, the remaining transition amount has been fully recognized into net earnings resulting in a $15 million decrease to revenue and $1 million increase to interest.

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

Unrealized gain (loss) on derivatives relate to:

For the years ended December 31	2007	2006	2005

Commodity Prices (Revenues, net of royalties)	$(1,249)	$2,327	$(703)
Interest and Currency Swaps (Interest, net)	(2)	(11)	(9)
Total Unrealized Gain (Loss)	$(1,251)	$2,316	$(712)

Amounts Allocated to Continuing Operations	$(1,251)	$2,229	$(668)
Amounts Allocated to Discontinued Operations	-	87	(44)
	$(1,251)	$2,316	$(712)

As at December 31, 2007, it is estimated that over the following 12 months, $3.0 million ($2.0 million, net of tax) of the remaining SFAS 133 transition amount, will be reclassified into net earnings from other comprehensive income.

B)  Full Cost Accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian GAAP and U.S. GAAP differ in the following respects. Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10 percent, of the estimated unescalated future net operating revenue from proved reserves plus unimpaired unproved property costs less future development costs, related production costs and applicable taxes. Depletion charges under U.S. GAAP are calculated by reference to proved reserves estimated using constant prices.  Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing to determine whether impairment exists. Any impairment amount is measured using the fair value of proved and probable reserves.  Depletion charges under Canadian GAAP are calculated by reference to proved reserves estimated using estimated future prices and costs.  The U.S. GAAP adjustment results in an impact to depreciation, depletion, and amortization charges and foreign currency translation adjustment of $85.4 million decrease and $2.9 million increase respectively (2006 – $97 million decrease and $1.2 million decrease; 2005 – $54.8 million decrease and $1 million increase).

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

C)  Stock-Based Compensation – CPL Reorganization

Under Canadian GAAP, compensation costs have been recognized in the financial statements for stock options granted to employees and directors in 2003. For the effect of stock-based compensation on the Canadian GAAP financial statements, which would be the same adjustment under U.S. GAAP, see Note 16.

Under Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, compensation expense must be recorded if the intrinsic value of the stock options is not exactly the same immediately before and after an equity restructuring. As part of the corporate reorganization of Canadian Pacific Limited (“CPL”), an equity restructuring occurred which resulted in CPL stock options being replaced with stock options granted by EnCana, as described in Note 16. This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

D)  Compensation Plans

i) Pensions and Other Post-Employment Benefits

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

ii) Tandem Share Appreciation Rights and Deferred Share Units

Under Canadian GAAP, obligations for liability-based stock compensation plans are recorded using the intrinsic-value method of accounting. For U.S. GAAP purposes, the Company adopted SFAS 123(R), “Share-Based Payment” for the year ended December 31, 2006 using the modified-prospective approach.  Under SFAS 123(R), the intrinsic-method of accounting for liability-based stock compensation plans is no longer an alternative.  Liability-based stock compensation plans, including tandem share appreciation rights and deferred share units, are now required to be re-measured at fair value at each reporting period up until the settlement date.

To the extent compensation cost relates to employees directly involved in natural gas and crude oil exploration and development activities, such amounts are capitalized to property, plant and equipment.  Amounts not capitalized are recognized as administrative expenses or operating expenses. As a result:

•                  Net capital assets are lower by $8.4 million (2006 – $22.8 million higher)

•                  Current liabilities are lower by $10.8 million (2006 – $45.2 million higher)

•                  Other liabilities are lower by $2.8 million (2006 – $0.4 million higher)

•                  Other comprehensive income is higher by $0.5 million (2006 – $1.1 million higher)

•                  Operating expenses are lower by $3.3 million (2006 – $13.9 million higher)

•                  Administrative expenses are $0.5 million lower (2006 – $7.7 million higher)

•                  Depreciation, depletion and amortization expenses are $0.9 million lower (2006 – $2.3 million higher)

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

E)  Income Taxes

Under U.S. GAAP, enacted tax rates are used to calculate current and future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. In 2007, a Canadian tax legislative change was substantively enacted for Canadian GAAP; however, this tax legislative change was not considered enacted for U.S. GAAP by December 31, 2007.  The result is an increase to income tax expense of $179 million (2006 – nil, 2005 – nil) for U.S. GAAP.

The remaining differences resulted from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The following table provides a reconciliation of the statutory rate to the actual tax rate:

For the years ended December 31	2007	2006	2005

Net Earnings Before Income Tax – U.S. GAAP	$4,889	$7,179	$3,900
Canadian Statutory Rate	32.3%	34.7%	37.9%
Expected Income Tax	1,579	2,491	1,478
Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	-	97	207
Canadian resource allowance	-	(16)	(202)
Statutory and other rate differences	76	(98)	(235)
Effect of tax rate changes	(301)	(457)	-
Non-taxable downstream partnership income	(70)	-	-
Non-taxable capital gains	(124)	(1)	(24)
Tax basis retained on divestitures	-	-	(68)
Large corporations tax	-	-	25
Other	(19)	(44)	20
Income Tax – U.S. GAAP	$1,141	$1,972	$1,201
Effective Tax Rate	23.3%	27.5%	30.7%

The net future income tax liability is comprised of:

As at December 31	2007	2006

Future Tax Liabilities
Property, plant and equipment in excess of tax values	$5,340	$4,632
Timing of partnership items	961	1,251
Other	-	317

Future Tax Assets
Non-capital and net operating losses carried forward	(6)	(11)
Other	(123)	-
Net Future Income Tax Liability	$6,172	$6,189

F)  Other Comprehensive Income

U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transaction and other events from non-owner sources. Other comprehensive income arose from the transition adjustment resulting from the January 1, 2001 adoption of SFAS 133. At December 31, 2007, accumulated other comprehensive income related to these items was a loss of $2 million, net of tax.

At December 31, 2006, accumulated other comprehensive income related to the adoption of SFAS 158 was a loss of $48 million, net of tax. At December 31, 2007, other comprehensive income related to SFAS 158, as noted in D i) was a gain of $1.2 million, net of tax.

The foreign currency translation adjustment includes the effect of the accumulated U.S. GAAP differences.

G)  Joint Venture with ConocoPhillips

Under Canadian GAAP, the Integrated Oil segment is proportionately consolidated. This segment represents the joint venture with ConocoPhillips.  Under U.S. GAAP, the Downstream Refining operations included in this segment are to be equity accounted for.  Equity accounting for the Downstream Refining operations would have no impact on EnCana’s net earnings or retained earnings.  As required, the following disclosures are provided for the Downstream Refining operations of the joint venture.

Income Statement
For the year ended December 31	2007

Operating Cash Flow (See Note 4)	$1,074
Depreciation, depletion and amortization	(159)
Other	(5)
Net Income	$910

Balance Sheet
As at December 31	2007

Current Assets	$1,172
Long-term Assets	3,851
Current Liabilities	644
Long-term Liabilities	21

Statement of Cash Flows
For the year ended December 31	2007

Cash From Operating Activities	$885
Cash (Used in) Investing Activities	(322)
Cash (Used in) From Financing Activities	-

H)  Consolidated Statement of Cash Flows

Certain items presented as investing or financing activities under Canadian GAAP are required to be presented as operating activities under U.S. GAAP.  Cash tax on sale of assets presented as investing activities under Canadian GAAP is presented as operating activities under U.S GAAP.  Interest from early retirement of long-term debt included as a financing activity under Canadian GAAP is presented under operating activities under U.S GAAP.

I)  Dividends Declared on Common Stock

For the years ended December 31	2007	2006	2005

Dividends per share	$0.80	$0.375	$0.275

J)  Recent Accounting Pronouncements

As of January 1, 2007, EnCana adopted, for U.S. GAAP purposes, FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  This Interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on EnCana’s Consolidated Financial Statements.

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

•                  As of January 1, 2008, EnCana will be required to adopt, for U.S. GAAP purposes, SFAS 157, “Fair Value Measurements”.  SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements.  This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements.  The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

•                  As of January 1, 2008, EnCana will be required to adopt, for U.S. GAAP purposes, measurement requirements under SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.  This standard also requires EnCana to measure the funded status of a plan as of the balance sheet date.  The adoption of the change in measurement date should not have a material impact on EnCana’s Consolidated Financial Statements.

•                  As of January 1, 2009, EnCana will be required to adopt, for U.S. GAAP purposes, SFAS 141(R), “Business Combinations”, which replaces SFAS 141.  This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination.  The adoption of this standard will impact EnCana’s U.S. GAAP accounting treatment of business combinations entered into after January 1, 2009.

•                  As of January 1, 2009, EnCana will be required to adopt, for U.S. GAAP purposes, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”.  This standard requires a noncontrolling interest in a subsidiary to be classified as a separate component of equity.  The standard also changes the way the U.S. GAAP consolidated statement of earnings is presented by requiring net earnings to include the amounts attributable to both the parent and the noncontrolling interest and to disclose these respective amounts.  The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)
Certifications.    See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.    As of the end of the registrant's fiscal year ended December 31, 2007, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's management with the participation of the principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

  It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Management's Annual Report on Internal Control Over Financial Reporting.    The required disclosure is included in the "Management Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.    The required disclosure is included in the "Auditors' Report" that accompanies the registrant's Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.    During the fiscal year ended December 31, 2007, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

40-F2

Notices Pursuant to Regulation BTR.

        None.

Audit Committee Financial Expert.

        The registrant's board of directors has determined that Jane L. Peverett, a member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F), and is "independent" as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

        The registrant has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Business Conduct & Ethics Practice" (the "Code of Ethics"), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

        The Code of Ethics is available for viewing on the registrant's website at www.encana.com, and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Kerry D. Dyte, Vice-President, General Counsel & Corporate Secretary, EnCana Corporation, 1800, 855-2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5. Alternatively, requests for a copy of the Code of Ethics may be made by contacting the registrant's Corporate Secretarial Department at (403) 645-2000 (Fax: (403) 645-4617).

        Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

        The required disclosure is included under the heading "Audit Committee Information—External Auditor Service Fees" in the registrant's Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

        The required disclosure is included under the heading "Audit Committee Information—Pre-Approval Policies and Procedures" in the registrant's Annual Information Form for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

        EnCana does not have any off-balance sheet financing arrangements that have or are reasonably likely to have an effect on its results of operations or financial condition.

40-F3

Tabular Disclosure of Contractual Obligations.

        The required disclosure is included under the heading "Contractual Obligations and Contingencies" in the registrant's Management's Discussion and Analysis for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

        The registrant has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Patrick D. Daniel, Barry W. Harrison, Dale A. Lucas, Jane L. Peverett, Allan P. Sawin, James M. Stanford and David P. O'Brien (ex officio).

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

        The registrant schedules regular executive sessions in which the registrant's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. David P. O'Brien serves as the presiding director (the "Presiding Director") at such sessions. Each of the registrant's non-management directors is "unrelated" as such term is used in the rules of the Toronto Stock Exchange.

Communication with Non-Management Directors

        Shareholders may send communications to the registrant's non-management directors by writing to the Presiding Director, c/o Kerry D. Dyte, Vice-President, General Counsel & Corporate Secretary, EnCana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada, T2P 2S5. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

        According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company's website. The registrant operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading "Statement of Corporate Governance Practices" in the registrant's Information Circular in connection with its 2007 Annual and Special Meeting. However, the registrant has not codified its corporate governance principles into formal guidelines in order to post them on its website.

40-F4

Board Committee Mandates

        The Mandates of the registrant's audit committee, human resources and compensation committee, and nominating and corporate governance committee are each available for viewing on the registrant's website at www.encana.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Kerry D. Dyte, Vice-President, General Counsel & Corporate Secretary, EnCana Corporation, 1800, 855-2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5. Alternatively, requests for these documents may be made by contacting the registrant's Corporate Secretarial Department at (403) 645-2000 (Fax: (403) 645-4617).

40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking.

        The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 22, 2008.

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