Form 40-F
period 2010-12-31
ENCANA CORP
filed 2011-02-17
CIK 1157806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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
(212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.       None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.      Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  736,272,054

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

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933:  Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856) and Form F-9 (File No. 333-165626).

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)                               Annual Information Form for the fiscal year ended December 31, 2010;

(b)                              Management’s Discussion and Analysis for the fiscal year ended December 31, 2010; and

(c)                               Consolidated Financial Statements for the fiscal year ended December 31, 2010 (Note 21 to the Consolidated Financial Statements contains a reconciliation of those financial statements to United States Generally Accepting Accounting Principles (U.S. GAAP)).

40-F1

Encana Corporation

Annual Information Form

February 17, 2011

Encana Corporation	1	Annual Information Form (prepared in US$)

Introduction

This is the annual information form of Encana Corporation (“Encana” or the “Company”) for the year ended December 31, 2010. In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Encana” or to the “Company” includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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

Unless otherwise indicated, all financial information included in this annual information form is determined using Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differs from Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). The notes to Encana’s annual audited consolidated financial statements contain a discussion of the principal differences between Encana’s financial results calculated under Canadian GAAP and under U.S. GAAP.

Readers are directed to the sections titled “Note Regarding Forward-Looking Statements” and “Note Regarding Reserves Data and Other Oil and Gas Information”.

Unless otherwise specified, all dollar amounts are expressed in United States (“U.S.”) dollars and all references to “dollars”, “$” or to “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.

Encana Corporation	2	Annual Information Form (prepared in US$)

Corporate Structure

Name and Incorporation

Encana Corporation is incorporated under the Canada Business Corporations Act (“CBCA”). Its executive and registered office is located at 1800, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. In conjunction with the Split Transaction, Encana’s articles were amended to make certain changes to its share capital. Further information on the Company’s share capital is disclosed under “Description of Share Capital”.

Intercorporate Relationships

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of Encana’s principal subsidiaries and partnerships as at December 31, 2010. Each of these subsidiaries and partnerships had total assets that exceeded 10 percent of the total consolidated assets of Encana or annual revenues that exceeded 10 percent of the total consolidated annual revenues of Encana as at December 31, 2010.

Subsidiaries & Partnerships	Percentage Directly or Indirectly Owned	Jurisdiction of Incorporation, Continuance or Formation

Encana USA Holdings	100	Delaware
3080763 Nova Scotia Company	100	Nova Scotia
Alenco Inc.	100	Delaware
Encana Oil & Gas (USA) Inc.	100	Delaware
Encana Marketing (USA) Inc.	100	Delaware
Encana USA Investment Holdings	100	Delaware

The above table does not include all of the subsidiaries and partnerships of Encana. The assets and annual revenues of unnamed subsidiaries and partnerships in the aggregate did not exceed 20 percent of the total consolidated assets or total consolidated annual revenues as at December 31, 2010.

As a general matter, Encana reorganizes its subsidiaries as required to maintain proper alignment of its business, operating and management structures.

Encana Corporation	3	Annual Information Form (prepared in US$)

General Development of the Business

Encana was formed in 2002 through the business combination of Alberta Energy Company Ltd. (“AEC”) and PanCanadian Energy Corporation (“PanCanadian”). On November 30, 2009, Encana completed the Split Transaction which resulted in two independent publicly traded energy companies – Encana, a natural gas company, and Cenovus, an integrated oil company.

Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. Encana’s other operations include the transportation and marketing of natural gas and liquids production.  All of Encana’s reserves and production are located in North America.

Operating Divisions

Encana employs a decentralized decision making structure and is currently divided into two operating divisions. The operating divisions are:

•           Canadian Division, which includes natural gas exploration, development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta. Prior to the Split Transaction, the Canadian Division was known as the Canadian Foothills Division.

•           USA Division, which includes the natural gas exploration, development and production assets located in the U.S. Five key resource plays are located in the division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

Encana’s proprietary production is substantially sold by the Midstream, Marketing & Fundamentals Corporate Group, which is focused on enhancing the Company’s netback price. Midstream, Marketing & Fundamentals manages Encana’s market optimization activities, which include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

In 2009, the Company formed the Natural Gas Economy team to focus on pursuing the development of expanded natural gas markets in North America, particularly within the areas of power generation and transportation. Due to the technical breakthroughs with natural gas extraction, the commercial resource in North America has grown to a historical high. This abundance improves the longer term affordability and reliability of natural gas for these potential markets. In addition, increased use of natural gas has the potential to yield lower green house gas and volatile organic compound emissions as compared to other fossil fuel use.

For 2010 financial reporting purposes, Encana’s reportable segments were: (i) Canada; (ii) USA; (iii) Market Optimization; and (iv) Corporate and Other. The Canada reportable segment includes the results from the Canadian Division and Canada – Other.  Canada – Other includes the upstream results from the former Canadian Plains Division and former Integrated Oil – Canada operations which were transferred to Cenovus as part of the Split Transaction.

Unless otherwise indicated, select financial, production and other operating data for Encana for periods prior to the November 30, 2009 Split Transaction have not been adjusted to remove the results associated with Canada – Other assets which were transferred to Cenovus. The Canada – Other results are reported as continuing operations in accordance with the full cost accounting requirements. The former Integrated Oil – U.S. Downstream Refining operations were also transferred to Cenovus and are reported as discontinued operations for financial reporting purposes.

Encana Corporation	4	Annual Information Form (prepared in US$)

Recent Developments

The following describes significant events in the development of Encana’s business over the last three years. In this section, all divestiture proceeds are provided on a before-tax basis unless otherwise noted.

2010

•           In June 2010, Encana and the China National Petroleum Corporation (“CNPC”) signed a memorandum of understanding, outlining a framework for the two companies to negotiate a potential joint venture investment.  On February 9, 2011, Encana announced the signing of a Co-operation Agreement with PetroChina International Investment Company Limited, a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. Under the Co-operation Agreement, the two companies would establish a 50/50 joint venture to develop the assets.  CNPC is the controlling shareholder of PetroChina Company Limited.

The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement.

•            In the first quarter of 2010, Encana entered into farm-out agreements with Kogas Canada Ltd., a subsidiary of Korea Gas Corporation (“Kogas”), which has agreed to invest approximately C$565 million over three years to earn a 50 percent interest in approximately 154,000 acres of land in Horn River and Montney in the Greater Sierra and Cutbank Ridge key resource plays.

•            Encana completed the acquisition of various strategic lands and properties that complement existing assets within Encana’s portfolio. In 2010, acquisitions were approximately $592 million in the Canadian Division and $141 million in the USA division.

•            Encana completed the divestiture of non-core assets for proceeds of approximately $288 million in the Canadian Division and $595 million in the USA Division.

2009

•            On November 30, 2009, Encana completed the Split Transaction resulting in Encana and Cenovus, two independent publicly traded energy companies. The Split Transaction was initially proposed in May 2008 and was designed to enhance long-term value for shareholders by creating two independent and sustainable companies. In October 2008, due to an unusually high level of uncertainty and volatility in the global debt and equity markets, Encana delayed seeking shareholder and court approval for the Split Transaction until there were clear signs that the global financial markets had stabilized. In September 2009, Encana announced plans to proceed with the split.

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

Encana Corporation	5	Annual Information Form (prepared in US$)

2008

•            Encana acquired, in several transactions, certain land and mineral interests in Haynesville in Texas and Louisiana for approximately $1,010 million, net to Encana. These acquisitions increased Encana’s land position in Haynesville to approximately 435,000 net acres, including approximately 63,000 net mineral acres.

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

Encana Corporation	6	Annual Information Form (prepared in US$)

Narrative Description of the Business

The following map outlines the location of Encana’s North American landholdings and key resource plays as at December 31, 2010.

Encana Corporation	7	Annual Information Form (prepared in US$)

Encana’s operations are focused on exploiting North American long-life natural gas formations, including tight gas, shales and CBM. Encana attempts to identify early-stage, geographically expansive gas-charged basins and then assembles a large land position to try to capture core resource opportunities. Encana then focuses on determining cost efficient means for extracting natural gas through a combination of detailed reservoir studies and pilot testing available and emerging drilling and completions technologies. Encana's manufacturing-style development approach extends over many years. Capital and operating efficiencies are pursued on an ongoing basis and shared across Encana's expansive portfolio.

Encana’s operations are primarily located in Canada and the U.S. All of Encana’s current reserves and production are located in North America.

Canadian Division

The Canadian Division includes natural gas exploration, development and production assets in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn; and (iv) CBM. The CBM key resource play (Horseshoe Canyon coalbed methane and commingled shallow gas) is located within the Clearwater area. The Canadian Division also manages the offshore Deep Panuke natural gas project in Atlantic Canada. Prior to the Split Transaction, the Canadian Division was the Canadian Foothills Division.

In 2010, the Canadian Division had total capital investment in Canada of approximately $2,211 million and drilled approximately 1,206 net wells. As at December 31, 2010, the Canadian Division had an established land position in Canada of approximately 10.9 million gross acres (9.1 million net acres); of these, approximately 5.8 million gross acres (4.9 million net acres) are undeveloped. The mineral rights on approximately 39 percent of the total net acreage are owned in fee title by Encana, which means that the mineral rights are held by Encana in perpetuity and production is subject to a mineral tax that is generally less than the Crown royalty imposed on production from land where the government owns the mineral rights. The Canadian Division’s 2010 production after royalties averaged approximately 1,402 million cubic feet equivalent per day. The 2010 average production volumes increased over 2009 by approximately 6 percent, or 83 million cubic feet equivalent per day, due to successful drilling programs, as well as bringing on shut-in and curtailed production volumes. The 2010 volumes were lower by approximately 65 million cubic feet equivalent per day due to net divestitures.

Encana Corporation	8	Annual Information Form (prepared in US$)

The following tables summarize the Canadian Division landholdings, daily production and producing wells as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working Interest
(thousands of acres at December 31, 2010)	Gross	Net	Gross	Net	Gross	Net

Greater Sierra	652	619	1,447	1,190	2,099	1,809	86%
Cutbank Ridge	427	332	909	801	1,336	1,133	85%
Bighorn	261	177	401	311	662	488	74%
Clearwater	3,450	2,937	1,978	1,806	5,428	4,743	87%
Atlantic Canada	21	21	55	11	76	32	42%
Other	270	125	1,055	761	1,325	886	67%
Canadian Division	5,081	4,211	5,845	4,880	10,926	9,091	83%

Production (Before Royalties)	Natural Gas (MMcf/d)		Liquids (bbls/d)		Total (MMcfe/d)
(average daily)	2010	2009	2010	2009	2010	2009

Greater Sierra	241	215	1,214	1,091	248	221
Cutbank Ridge	431	351	1,894	867	442	356
Bighorn	228	177	4,381	4,099	254	201
Clearwater (1)	402	458	6,113	9,343	439	514
Other	79	105	2,141	3,626	92	128
Canadian Division	1,381	1,306	15,743	19,026	1,475	1,420

Note:

(1)          The CBM key resource play located within the Clearwater area averaged production of approximately 322 million cubic feet per day in 2010 (320 million cubic feet per day in 2009).

Production (After Royalties)

	Natural Gas (MMcf/d)		Liquids (bbls/d)		Total (MMcfe/d)
(average daily)	2010	2009	2010	2009	2010	2009

Greater Sierra	230	199	973	871	236	204
Cutbank Ridge	392	310	1,465	591	401	314
Bighorn	219	159	3,252	2,719	239	175
Clearwater (1)	397	453	6,051	9,192	433	508
Other	85	103	1,408	2,507	93	118
Canadian Division	1,323	1,224	13,149	15,880	1,402	1,319

Note:

(1)          The CBM key resource play located within the Clearwater area averaged production of approximately 317 million cubic feet per day in 2010 (316 million cubic feet per day in 2009).

Encana Corporation	9	Annual Information Form (prepared in US$)

Producing Wells

	Natural Gas		Crude Oil		Total
(number of wells at December 31, 2010) (1)	Gross	Net	Gross	Net	Gross	Net

Greater Sierra	1,121	1,064	3	3	1,124	1,067
Cutbank Ridge	832	722	8	2	840	724
Bighorn	422	329	6	2	428	331
Clearwater (2)	10,482	9,621	113	75	10,595	9,696
Other	468	342	120	67	588	409
Canadian Division	13,325	12,078	250	149	13,575	12,227

Notes:

(1)          Figures exclude wells capable of producing, but not producing, as of December 31, 2010.

(2)          At December 31, 2010, the CBM key resource play had approximately 7,795 gross producing gas wells (7,153 net gas wells).

Key Resource Plays and Activities in the Canadian Division

Greater Sierra

Greater Sierra is a key resource play located in northeast British Columbia. The primary focus is on the continued development of the Devonian Jean Marie formation and the Horn River Devonian shale formation. In 2010, Encana drilled approximately 47 net wells in the area and production after royalties averaged approximately 236 million cubic feet equivalent per day. Production has remained relatively constant over the last five years while Encana has reduced capital expenditures, excluding the Horn River development.

At December 31, 2010, Encana controlled approximately 423,000 gross undeveloped acres (264,000 net undeveloped acres) in the Devonian shale formation of Horn River in northeast British Columbia. Horn River formation shales (Muskwa, Otter Park and Evie) within Encana’s focus area are upwards of 500 feet thick. At December 31, 2010, these shales have been evaluated with 90 gross wells (7 vertical and 83 horizontal), 43 of which have been placed on long-term production (1 vertical and 42 horizontal). In 2009, Encana and its partner commenced drilling a larger program of horizontal wells in the Two Island Lake area and constructed a compressor station and 24-inch raw gas transmission pipeline.

At December 31, 2010, Encana held an average 81 percent working interest in 14 production facilities in the area that were capable of processing approximately 715 million cubic feet per day of natural gas. Encana also held a 100 percent working interest in the Ekwan pipeline which has a capacity of approximately 400 million cubic feet per day and transports natural gas from northeast British Columbia to Alberta. As part of its strategy to develop transportation solutions for its Horn River production, Encana has conditionally agreed to sell its Ekwan Pipeline to TransCanada PipeLines Limited. (“TCPL”) to form part of TCPL’s proposal to build a pipeline that interconnects Horn River to its Alberta pipeline system.

Encana is also the operator of the Cabin Gas Plant, in which it holds an ownership interest. On January 28, 2010, Encana received an environmental assessment certificate for the Cabin Gas Plant from the British Columbia Environmental Assessment Office (EAO) followed by regulatory approvals from the British Columbia Oil and Gas Commission. The plant was approved for up to 800 million cubic feet per day of capacity. Planning and construction of the project is already underway with the first phase having a planned capacity of 400 million cubic feet per day and is expected to be in-service in the second half of 2012. The second phase, which is planned to add an additional 400 million cubic feet per day of capacity, is fully subscribed and undergoing project sanctioning. Once in operation, the plant will receive compressed and dehydrated raw feed gas, containing CO2 and traces of H2S. Once processed to meet sales gas specifications, it is expected that the treated gas will be shipped to market via the TCPL pipeline system. On December 10, 2010, Encana issued notification that it will be sending out a request for proposals to companies interested in buying Encana’s interest in the Cabin Gas Plant.

Encana Corporation	10	Annual Information Form (prepared in US$)

Cutbank Ridge

Cutbank Ridge is a key resource play located in the Canadian Rocky Mountain foothills, southwest of Dawson Creek, British Columbia. Key producing horizons in Cutbank Ridge include the Montney, Cadomin and Doig formations. Montney and Cadomin are almost exclusively being developed with horizontal well technology. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2010, Encana drilled approximately 62 net wells in the area and production after royalties averaged approximately 401 million cubic feet equivalent per day.

Encana holds approximately 693,000 net acres covering the deep basin Montney formation, with approximately 244,500 net acres located within Encana’s core development area near Dawson Creek, British Columbia. Encana has tested Montney extensively over the last several years and by applying advanced technology has reduced overall development costs significantly, achieving a greater than 80 percent reduction in costs on a completed interval basis over the past four years.

Encana has sour gas processing capacity of approximately 393 million cubic feet per day at its 100 percent owned gas plants at Hythe and Steeprock, with an additional 110 million cubic feet per day of sweet gas processing capacity. Encana also holds a 60 percent working interest in the Sexsmith gas plant, which has sour gas processing capacity of approximately 125 million cubic feet per day and an additional 50 million cubic feet per day of sweet gas processing capacity.

In the fourth quarter of 2010, Encana signed a deep cut processing agreement securing approximately 90 million cubic feet per day of firm processing capacity at Gordondale. The agreement will allow the Company to extract out the liquids from its gas stream, thereby capturing more value and enhancing returns.

Bighorn

Bighorn is a key resource play in west central Alberta, with a focus on exploiting multi-zone stacked Cretaceous sands in the Deep Basin. The primary properties in Bighorn are Resthaven, Kakwa, Redrock and Berland. In 2010, Encana drilled approximately 51 net wells in the area and production after royalties averaged approximately 239 million cubic feet equivalent per day.

Encana has a working interest in a number of natural gas plants within Bighorn. The Resthaven plant, in which Encana has an approximately 70 percent working interest, has a capacity of approximately 100 million cubic feet per day. The Kakwa gas plant has a capacity of approximately 60 million cubic feet per day. Encana owns 50 percent of this plant and has firm processing capacity for the remaining 50 percent. Encana holds a 24 percent working interest in the Berland River plant, which has a capacity of approximately 165 million cubic feet per day.

In the fourth quarter of 2010, Encana signed a deep cut processing agreement securing approximately 105 million cubic feet per day of firm processing capacity at Musreau. The agreement will allow the Company to extract out the liquids from its gas stream, thereby capturing more value and enhancing returns.

Clearwater

Clearwater extends from the U.S. border to central Alberta. The primary focus of the Clearwater area is the CBM key natural gas resource play which involves Horseshoe Canyon Coals integrated with shallower sands. Within Clearwater, Encana holds approximately 4.7 million net acres with approximately 2.0 million net acres on the Horseshoe Canyon trend. Approximately 75 percent of the total net acreage landholdings are owned in fee title. In 2010, Encana drilled approximately 1,044 net CBM wells and production averaged approximately 317 million cubic feet per day of natural gas from the CBM key resource play.

Atlantic Canada

At December 31, 2010, Encana held an interest in approximately 76,000 gross acres (32,000 net acres) in Atlantic Canada, which includes Nova Scotia and Newfoundland and Labrador. Encana operates five of its eight licenses in these areas and has an average working interest of approximately 42 percent.

Encana is the owner and operator of the Deep Panuke gas field, located offshore Nova Scotia. The Deep Panuke

Encana Corporation	11	Annual Information Form (prepared in US$)

natural gas project involves the installation of the facilities required to produce natural gas from the field, located approximately 250 kilometres southeast of Halifax (on the Scotian shelf). Produced gas will be transported to shore by subsea pipeline and Encana will transport this natural gas via the Maritimes & Northeast Pipeline to a delivery point in eastern Canada. Work has been progressing in anticipation of first production in the second half of 2011.

USA Division

The USA Division includes Encana’s natural gas exploration, development and production assets in the Jonah field in southwest Wyoming, the Piceance Basin in northwest Colorado, the East Texas basin in Texas, the Haynesville shale in Louisiana and Texas and the Fort Worth basin in Texas. Five key resource plays are located in the Division: (i) Jonah; (ii) Piceance; (iii) East Texas; (iv) Haynesville; and (v) Fort Worth.

In 2010, the USA Division had total capital investment of approximately $2,499 million and drilled approximately 448 net wells. As at December 31, 2010, the USA Division had an established land position of approximately 3.1 million gross acres (2.6 million net acres). Approximately 2.5 million gross acres were undeveloped (2.1 million net acres), with the majority in Colorado, Texas, Louisiana, Michigan and Wyoming. The USA Division’s 2010 production after royalties averaged approximately 1,919 million cubic feet equivalent per day. The 2010 average production volumes increased over 2009 by approximately 14 percent, or 235 million cubic feet equivalent per day, due to operational success in Haynesville and Piceance, as well as bringing on shut-in and curtailed production volumes. The 2010 volumes were lower by approximately 65 million cubic feet equivalent per day due to net divestitures.

The following tables summarize the USA Division landholdings, daily production and producing wells as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres at December 31, 2010)	Gross	Net	Gross	Net	Gross	Net	Interest

Jonah	18	16	116	104	134	120	90%
Piceance	258	239	657	601	915	840	92%
East Texas	100	68	180	162	280	230	82%
Haynesville	110	66	486	284	596	350	59%
Fort Worth	46	44	15	11	61	55	90%
Other	110	77	1,024	916	1,134	993	88%
USA Division	642	510	2,478	2,078	3,120	2,588	83%

Production (Before Royalties)	Natural Gas (MMcf/d)		Liquids (bbls/d)		Total (MMcfe/d)
(average daily)	2010	2009	2010	2009	2010	2009

Jonah	674	727	5,889	6,444	709	766
Piceance	521	421	2,234	2,027	534	434
East Texas	475	449	87	71	475	449
Haynesville	376	87	-	160	376	88
Fort Worth	161	178	240	579	163	181
Other	135	182	3,478	4,672	157	210
USA Division	2,342	2,044	11,928	13,953	2,414	2,128

Encana Corporation	12	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Liquids (bbls/d)		Total (MMcfe/d)
(average daily)	2010	2009	2010	2009	2010	2009

Jonah	531	571	4,614	5,067	559	601
Piceance	446	362	1,946	1,760	458	373
East Texas	348	324	69	57	348	324
Haynesville	303	70	-	132	303	71
Fort Worth	123	136	184	435	124	139
Other	110	153	2,825	3,866	127	176
USA Division	1,861	1,616	9,638	11,317	1,919	1,684

Producing Wells

	Natural Gas		Crude Oil		Total
(number of wells at December 31, 2010) (1)	Gross	Net	Gross	Net	Gross	Net

Jonah	1,289	1,135	-	-	1,289	1,135
Piceance	3,261	2,845	3	-	3,264	2,845
East Texas	705	440	3	1	708	441
Haynesville	281	142	2	1	283	143
Fort Worth	670	582	-	-	670	582
Other	1,518	1,139	5	2	1,523	1,141
USA Division	7,724	6,283	13	4	7,737	6,287

Note:

(1)          Figures exclude wells capable of producing, but not producing, as of December 31, 2010.

Key Resource Plays and Activities in the USA Division

Jonah

Jonah is a key resource play located in the Green River Basin in southwest Wyoming. Production is from the Lance formation, which contains vertically stacked sands that exist at depths between 8,500 and 13,000 feet. Historically, Encana’s operations have been conducted in the over-pressured core portion of the field. In 2008 and 2009, Encana began conducting development in the adjacent normally pressured lands. In 2010, Encana drilled approximately 112 net wells within the core area and production after royalties averaged approximately 559 million cubic feet equivalent per day.

At December 31, 2010, Encana controlled approximately 116,000 undeveloped gross acres (104,000 net acres). Within the over-pressured area, Encana plans to drill the field to ten acre spacing with higher densities in some areas. Outside of the over-pressured area, Encana owns approximately 112,000 undeveloped gross acres, where 40 acre and possibly 20 acre drilling potential exists.

Piceance

Piceance is a key resource play located in northwest Colorado. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. Encana’s 2004 acquisition of Tom Brown, Inc. provided a significant amount of the acreage under current development. In addition to Williams Fork, Encana has recently initiated the evaluation phase of the Niobrara formation, a thick shale predominate throughout the basin. At December 31, 2010, Encana controlled approximately 657,000 undeveloped gross acres (601,000 net acres). In 2010, Encana drilled approximately 125 net wells in the area and production after royalties averaged approximately 458 million cubic feet equivalent per day.

Encana Corporation	13	Annual Information Form (prepared in US$)

Between 2006 and 2010, Encana finalized ten agreements to jointly develop portions of Piceance. During 2010, Encana drilled approximately 159 net wells primarily utilizing third-party funds. For the period of 2011 to 2016, it is expected that Encana will drill approximately 774 net wells which will be partially funded by third-parties under existing agreements.

Compression and processing facilities in Piceance include approximately 2,600 kilometres of pipelines and a processing facility with a capacity of approximately 60 million cubic feet per day. In addition, Encana has access to third-party processing facilities within Piceance.

East Texas

East Texas is a key resource play characterized as a tight gas play with multi-zone targets in the Bossier and Cotton Valley zones. Encana first entered East Texas in 2004 with the acquisition of Tom Brown, Inc. In 2010, Encana drilled approximately 16 net wells in the area and production after royalties averaged approximately 348 million cubic feet equivalent per day.

In 2005, Encana entered the Deep Bossier play through an acquisition of a 30 percent interest in the Leor Energy group’s Deep Bossier assets. Subsequently, in 2006, Encana increased this interest to 50 percent. In November 2007, Encana acquired the Leor Energy group’s remaining interests in the Deep Bossier play as well as additional East Texas acreage. At December 31, 2010, Encana controlled approximately 180,000 undeveloped gross acres (162,000 net acres).

Haynesville

The Haynesville shale is a key resource play located in Louisiana and Texas. Encana acquired its first leases in 2005, drilled its first three vertical wells in 2006, and has continued to acquire land. In 2007, Encana signed a 50/50 joint exploration agreement with an unrelated party to explore and develop the lands. In 2008, Encana increased its leased acreage in Haynesville to approximately 435,000 net acres through a series of transactions totaling approximately $1,010 million. At the end of 2009, Encana finalized a joint venture with an unrelated party to develop part of Haynesville in East Texas.

In 2010, Encana drilled approximately 106 net wells in the area and production after royalties averaged approximately 303 million cubic feet equivalent per day. Encana’s drilling plans through 2010 were focused on land retention and completion optimization. The December 2010 exit rate production for Haynesville was approximately 419 million cubic feet per day. In 2011, it is expected that the majority of planned development activity will focus on the maximization of gas recovery in Haynesville and Mid-Bossier.

At December 31, 2010, Encana controlled approximately 486,000 undeveloped gross acres (284,000 net acres), with the majority of the leaseholds in North Louisiana being located in the DeSoto and Red River parishes. Certain Haynesville undeveloped acreage is subject to leases that will expire over the next several years unless production is established on the acreage held. In 2010, Encana completed the majority of its land retention program.

Fort Worth

Fort Worth is a key resource play located in North Texas, producing from the prolific Barnett shale. Since entering the basin in 2003, Encana has applied horizontal drilling and multi-stage reservoir stimulation to improve performance in this play. In 2010, Encana drilled approximately 30 net wells in the area and production after royalties averaged approximately 124 million cubic feet equivalent per day.

At December 31, 2010, Encana controlled approximately 15,000 undeveloped gross acres (11,000 net acres).

Other Activity

Encana has established a significant land position in the Collingwood shale play located in Michigan.  In 2010, Encana acquired approximately 193,000 net acres, bringing the total landholdings to approximately 424,000 net acres.

Encana Corporation	14	Annual Information Form (prepared in US$)

Market Optimization

Market Optimization activities are managed by Encana’s Midstream, Marketing & Fundamentals Corporate Group. Market Optimization is focused on enhancing the netback price of the Company’s proprietary production. Market Optimization activities include third-party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

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

Encana seeks to mitigate the market risk associated with future cash flows by entering into various risk management contracts relating to produced natural gas.  Details of those contracts related to Encana’s various risk management positions are found in Note 17 to Encana’s audited Consolidated Financial Statements for the year ended December 31, 2010 which are available via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Other Marketing Activities

Encana sells its crude oil, condensate and NGLs to markets in Canada and the U.S.  Sales are normally executed under spot, monthly evergreen and term contracts with delivery to major pipeline/sales hubs at current market prices. In addition, Encana holds interests in two power assets, the Cavalier and Balzac Power Stations, to optimize its electricity costs, particularly in Alberta.

Delivery Commitments

As part of ordinary business operations, Encana has a number of delivery commitments to provide natural gas under existing contracts and agreements. The majority of Encana's production is sold under short term contracts at the relevant market price at the time that the product is sold. As at December 31, 2010, Encana had no material long term physical sales contracts or delivery contracts.

Former Operations

Former operations, referred to as Canada – Other and U.S. Downstream Refining, were transferred to Cenovus as part of the Split Transaction on November 30, 2009. Canada – Other includes the results from the former Canadian Plains Division and former Integrated Oil Division – Canada operations.

Canada – Other

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

For 2009, Canada – Other had capital investment of approximately $848 million (2008 - $1,500 million) and had drilled approximately 639 net wells (2008 - 1,514 net wells). For 2009, natural gas production after royalties was approximately 762 million cubic feet per day (2008 - 905 million cubic feet per day) and liquids production after royalties was approximately 99,900 barrels per day (2008 - 100,250 barrels per day).

Encana Corporation	15	Annual Information Form (prepared in US$)

Except where indicated otherwise, the financial, production and other operating data for Encana in this annual information form as at dates prior to, or for periods entirely or partly prior to, the Split Transaction have not been adjusted to remove the results associated with Canada – Other (former Canadian Plains Division and former Integrated Oil – Canada operations) assets which were transferred to Cenovus under the Split Transaction. Canada – Other results are reported as continuing operations in accordance with the full cost accounting requirements.

U.S. Downstream Refining

Prior to the Split Transaction, Encana’s Integrated Oil Division was comprised of the Integrated Oil – Canada operations and U.S. Downstream Refining operations. U.S. Downstream Refining focused on the refining of crude oil into petroleum and chemical products at the Borger refinery located in Borger, Texas and the Wood River refinery located in Roxana, Illinois. The refineries were acquired through the creation of the integrated oil business between Encana and ConocoPhillips in January 2007. The refineries were 50 percent owned by Encana and operated by ConocoPhillips.  U.S. Downstream Refining was transferred to Cenovus as part of the Split Transaction on November 30, 2009.

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

The U.S. Downstream Refining results prior to the Split Transaction are reported as discontinued operations for financial reporting purposes.

Encana Corporation	16	Annual Information Form (prepared in US$)

Reserves and Other Oil and Gas Information

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 (“NI 51-101”).  Certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in Appendix A – Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information. Additional disclosure required by NI 51-101 is included in the preceding sections of this annual information form, and referenced accordingly herein.  Select supplemental reserves and other oil and gas information disclosure is provided in accordance with U.S. disclosure requirements in Appendix D – U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information. See “Note Regarding Reserves Data and Other Oil and Gas Information”.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

•                  the Canadian standards require disclosure of proved and probable reserves; the U.S. standards require disclosure of only proved reserves;

•                  the Canadian standards require the use of forecast prices in the estimation of reserves; the U.S. standards require the use of 12-month average prices which are held constant;

•                  the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis; the U.S standards require disclosure on a net (after royalties) basis;

•                  the Canadian standards require disclosure of production on a gross (before royalties) basis; the U.S standards require disclosure on a net (after royalties) basis; and

•                  the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.

Since inception, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of Encana’s natural gas and liquids reserves annually. In 2010, Encana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton.

Encana’s Vice-President, Corporate Reserves & Competitor Analysis and five other staff under this individual’s direction oversee the preparation of the reserves estimates by the IQREs. Currently this internal staff of four professional engineers, an engineering technologist and a business analyst have combined relevant experience of over 100 years. The Vice-President and other engineering staff are all members of the appropriate provincial or state professional associations and are members of various industry associations such as the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Encana has a Reserves Committee of independent board members which reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the IQREs. Annually, the Reserves Committee recommends the selection of IQREs to the Board of Directors for its approval.

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

Encana Corporation	17	Annual Information Form (prepared in US$)

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

The following table summarizes Encana’s net capital investment for 2010, 2009 and 2008.

($ millions)	2010	2009	2008
Capital Investment
Canadian Division	2,211	1,869	2,459
USA Division	2,499	1,821	2,682
	4,710	3,690	5,141
Market Optimization	2	2	17
Corporate & Other	61	85	165
	4,773	3,777	5,323
Acquisitions
Property
Canadian Division	592	190	151
USA Division (1)	141	46	1,023
Corporate
Canadian Division (2)	-	24	-

Divestitures
Property (3)
Canadian Division	(288)	(1,000)	(400)
USA Division	(595)	(73)	(251)
Corporate & Other	-	(5)	(41)
Corporate
Corporate & Other (4)	-	(83)	(165)
	4,623	2,876	5,640
Former Operations (Canada – Other) (5)
Capital Investment	-	848	1,500
Acquisitions – Property	-	3	-
Divestitures – Property	-	(17)	(47)
Net Capital Investment Before Discontinued Operations	4,623	3,710	7,093
Discontinued Operations (6)	-	829	478
Net Capital Investment	4,623	4,539	7,571

Notes:

(1)               In 2008, mainly includes Haynesville properties.

(2)               Acquisition of Kerogen Resources Canada, ULC in May 2009.

(3)               Primarily includes divestitures of non-core assets.

(4)               In 2009, includes the sale of Senlac Oil Limited.  In 2008, mainly includes the sale of interests in Brazil.

(5)               Canada – Other assets (former Canadian Plains and former Integrated Oil – Canada assets) were transferred to Cenovus as part of the Split Transaction.

(6)              Includes U.S. Downstream Refining capital investments, which are reported as discontinued operations as these assets were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	18	Annual Information Form (prepared in US$)

Competitive Conditions

All aspects of the oil and gas industry are highly competitive and Encana actively competes with natural gas and other companies, particularly in the following areas: (i) exploration for and development of new sources of natural gas and liquids reserves; (ii) reserves and property acquisitions; (iii) transportation and marketing of natural gas, liquids, diluents and electricity; (iv) access to services and equipment to carry out exploration, development or operating activities; and (v) attracting and retaining experienced industry personnel. The oil and gas industry also competes with other industries focused on providing alternative forms of energy to consumers. Competitive forces can lead to cost increases or result in an oversupply of natural gas and liquids, both of which could have a negative impact on Encana’s financial results.

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

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors reviews the impact of a variety of carbon constrained scenarios on Encana’s strategy with a current price range from approximately $10 to $50 per tonne of emissions, applied to a range of emissions coverage levels.

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2010, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Based on Encana’s current estimate, the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred over the life of the reserves is estimated at approximately $4.7 billion. As at December 31, 2010, Encana has recorded an asset retirement obligation of $820 million.

Social and Environmental Policies

Encana has a Corporate Responsibility Policy, an Environment Policy and a Health & Safety Policy (the “Policies”) that articulate Encana’s commitment to responsible development. The Policies apply to any activity undertaken by or on behalf of Encana, anywhere in the world, associated with the finding, development, production, transmission and storage of the Company’s products including decommissioning of facilities, marketing and other business and administrative functions.

The Corporate Responsibility Policy articulates Encana’s commitment to conducting its business ethically, legally and in a manner that is fiscally, environmentally and socially responsible, while delivering strong financial performance. The Corporate Responsibility Policy has specific requirements in areas related to: (i) governance; (ii) people; (iii) environment; (iv) health and safety; (v) engagement; and (vi) community involvement.

With respect to Encana’s relationship with the communities in which it does business, the Corporate Responsibility Policy states that Encana will: (i) strive to be a good neighbour by contributing to the well-being of the communities where it operates, recognizing their differing priorities and needs; (ii) engage, listen and work with stakeholders in a timely, respectful and meaningful way; and (iii) align its community investments with its business strategy and seek to provide mutually beneficial relationships with the community and non-governmental organizations.

Encana Corporation	19	Annual Information Form (prepared in US$)

With respect to human rights, the Corporate Responsibility Policy states that Encana will (i) abide by all applicable workplace, employment, privacy and human rights legislation; and (ii) provide a respectful, inclusive workplace free from harassment, discrimination and intimidation.

The Environment Policy recognizes that responsible environmental practices contribute to long-term shareholder value creation and articulates Encana’s commitment to environmental stewardship. The Environment Policy outlines specific requirements in areas related to (i) compliance with environmental laws and regulations; (ii) environmental risk assessment and mitigation; (iii) air emissions management; (iv) water sourcing, handling and disposal; (v) pollution prevention and waste minimization; and (vi) habitat, plant and wildlife disturbance.

The Health & Safety Policy recognizes that all occupational injuries and illnesses are preventable and states Encana’s goal of achieving a workplace free of recognized hazards, occupational injuries and illnesses.

The Policies and any revisions are approved by Encana’s Executive Team and its Board of Directors. Accountability for implementation of the Policies is at the operational level within Encana’s business units. Business units have established processes to evaluate risks and programs have been implemented to minimize those risks. Coordination and oversight of the Policies resides with the EH&S, Security and Corporate Responsibility Group within Corporate Development, EH&S and Reserves.

Some of the steps that Encana has taken to embed the corporate responsibility approach throughout the organization include: (i) a comprehensive approach to training and communicating policies and practices and a requirement for acknowledgement and sign-off on key policies from the Board of Directors and employees; (ii) an EH&S management system; (iii) a security program to regularly assess security threats to business operations and to manage the associated risks; (iv) a formalized approach to stakeholder relations with a standardized Stakeholder Engagement Guide and specific Aboriginal Community Engagement Guide; (v) corporate responsibility performance metrics to track the Company’s progress; (vi) an environmental efficiency program that focuses on reducing energy and water use at Encana’s operations and supports initiatives at the community level while also incenting employees to reduce energy and water use in their homes; (vii) a comprehensive community investment program that contributes to charitable and non-profit organizations in the communities in which Encana operates and an employee program that matches employee donations up to $25,000 per employee, per year; (viii) an Investigations Practice and an Investigations Committee to review and resolve potential violations of Encana policies or practices and other regulations; (ix) an Integrity Hotline that provides an additional avenue for Encana’s stakeholders to raise their concerns as well as the corporate responsibility website which allows people to write to the Company about non-financial issues of concern; (x) an internal corporate EH&S audit program that evaluates Encana’s compliance with the expectations and requirements of the EH&S management system; and (xi) related policies and practices such as an Alcohol and Drug Policy, a Business Conduct & Ethics Practice and guidelines for correct behaviors with respect to the acceptance of gifts, conflicts of interest and the appropriate use of Encana equipment and technology in a manner that is consistent with leading ethical business practices. In addition, Encana’s Board of Directors approves such policies, and is advised of significant contraventions thereof, and receives updates on trends, issues or events which could have a significant impact on the Company.

Employees

At December 31, 2010, Encana employed 4,169 full time equivalent employees (“FTE”) as set forth in the following table.

FTE Employees
Canadian Division	1,808
USA Division	1,722
Corporate	639
Total	4,169

The Company also engages a number of contractors and service providers.

Encana Corporation	20	Annual Information Form (prepared in US$)

Foreign Operations

As at December 31, 2010, 100 percent of Encana’s reserves and production were located in North America, which limits Encana’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Encana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash.

Directors and Officers

The following information is provided for each director and executive officer of Encana as at the date of this annual information form.

Directors

Name & Municipality of Residence	Director Since (1)	Principal Occupation

David P. O’Brien, O.C. (5,7,10) Calgary, Alberta, Canada	1990	Chairman Encana Corporation Chairman Royal Bank of Canada

Peter A. Dea (3,6) Denver, Colorado, U.S.A.	2010	President & Chief Executive Officer Cirque Resources LP (Private oil & gas company)

Randall K. Eresman (8) Calgary, Alberta, Canada	2006	President & Chief Executive Officer Encana Corporation

Claire S. Farley (3,5,6) Houston, Texas, U.S.A.	2008	Co-Founder RPM Energy LLC (Private oil & gas company)

Fred J. Fowler (3,4) Houston, Texas, U.S.A.	2010	Corporate Director

Barry W. Harrison (2,4,5,9) Calgary, Alberta, Canada	1996	Corporate Director and Independent Businessman

Suzanne P. Nimocks (2,4) Houston, Texas, U.S.A.	2010	Corporate Director

Jane L. Peverett (2,5,6) West Vancouver, British Columbia, Canada	2003	Corporate Director

Allan P. Sawin (2,4) Edmonton, Alberta, Canada	2007	President Bear Investments Inc. (Private investment company)

Bruce G. Waterman (2,4) Calgary, Alberta, Canada	2010	Senior Vice President, Finance & Chief Financial Officer Agrium Inc. (Public agriculture supply company)

Clayton H. Woitas (3,6) Calgary, Alberta, Canada	2008	Chairman & Chief Executive Officer Range Royalty Management Ltd. (Private oil & gas company)

Encana Corporation	21	Annual Information Form (prepared in US$)

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

At the date of this annual information form, there are 11 directors of the Company. All of the current directors were elected at the last annual and special meeting of shareholders held on April 21, 2010. At the next annual meeting, shareholders will be asked to elect as directors the 11 individuals listed in the above table. Subject to mandatory retirement age restrictions, which have been established by the Board of Directors, whereby a director may not stand for re-election at the first annual meeting after reaching the age of 71, all of the existing directors shall be eligible for re-election.

Executive Officers

Name & Municipality of Residence	Corporate Office (Divisional Title)

Randall K. Eresman Calgary, Alberta, Canada	President & Chief Executive Officer

Sherri A. Brillon Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer

Michael M. Graham Calgary, Alberta, Canada	Executive Vice-President (President, Canadian Division)

Robert A. Grant Calgary, Alberta, Canada	Executive Vice-President, Corporate Development, EH&S and Reserves

Eric D. Marsh Denver, Colorado, U.S.A.	Executive Vice-President, Natural Gas Economy (Senior Vice-President, USA Division)

Michael G. McAllister Calgary, Alberta, Canada	Executive Vice-President (Senior Vice-President, Canadian Division)

R. William Oliver Calgary, Alberta, Canada	Executive Vice-President & Chief Corporate Officer

William A. Stevenson Calgary, Alberta, Canada	Executive Vice-President & Chief Accounting Officer

Jeff E. Wojahn Denver, Colorado, U.S.A.	Executive Vice-President (President, USA Division)

Renee E. Zemljak Denver, Colorado, U.S.A.	Executive Vice-President, Midstream, Marketing & Fundamentals

Encana Corporation	22	Annual Information Form (prepared in US$)

During the last five years, all of the directors and executive officers have served in various capacities with Encana or its predecessor companies or have held the principal occupation indicated opposite their names except for the following:

Mr. Dea has been President & Chief Executive Officer of Cirque Resources LP (a private oil and gas company) since May 2007. From November 2001 through August 2006, he was President & Chief Executive Officer and a director of Western Gas Resources, Inc. (a public natural gas company).

Ms. Farley is a co-founder of RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010.  She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) from August 2008 to September 2010 and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership) from August 2008 to January 2009.

Mr. Fowler has been Chairman of Spectra Energy Partners, LP (a public entity) since October 2008. He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company) from December 2006 to December 2008 and served as a director from December 2006 to May 2009. He was President & Chief Executive Officer of Duke Energy Gas Transmission, LLC (a subsidiary of Duke Energy Corporation) from April 2006 through December 2006. From June 1997, he occupied various executive positions with Duke Energy Corporation (a public oil and gas company), including President and Chief Operating Officer from November 2002 to April 2006.

Ms. Nimocks was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years.

Ms. Peverett was President and Chief Executive Officer of BC Transmission Corporation (electrical transmission) from April 2005 to January 2009.

Mr. Sawin is President of Bear Investments Inc. (a private investment company). From 1990 until their sale to CCS Income Trust in May 2006, he was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies operating drilling and service rigs in Western Canada).

All of the directors and executive officers of Encana listed above beneficially owned, as of February 10, 2011, directly or indirectly, or exercised control or direction over an aggregate of 573,459 common shares representing 0.08 percent of the issued and outstanding voting shares of Encana, and directors and executive officers held options to acquire an aggregate of 4,360,694 additional common shares.

Investors should be aware that some of the directors and officers of the Company are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Company.

Encana Corporation	23	Annual Information Form (prepared in US$)

Audit Committee Information

The full text of the Audit Committee mandate is included in Appendix E of this annual information form.

Composition of the Audit Committee

The Audit Committee consists of five members, all of whom are independent and financially literate in accordance with the definitions in National Instrument 52-110 Audit Committees. The relevant education and experience of each Audit Committee member is outlined below.

Barry W. Harrison

Mr. Harrison holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia). He is a Corporate Director and an independent businessman. Mr. Harrison is Chairman and a director of The Wawanesa Mutual Insurance Company (a Canadian property and casualty insurer) and its related companies, The Wawanesa Life Insurance Company and its U.S. subsidiary, Wawanesa General Insurance Company, operating in California and Oregon. In the past ten years, he has served as either the Chairman, director or President of several intermediate or junior oil & gas companies doing business in Canada, the United States and Russia.  Mr. Harrison is also a director and President of Yokara Management Inc. (a private investment company).

Suzanne P. Nimocks

Ms. Nimocks holds a Bachelor of Arts in Economics (Tufts University) and a Masters in Business Administration (Harvard Graduate School of Business). She is a Corporate Director.  Ms. Nimocks is a director of Rowan Companies, Inc. (a public international contract drilling services company) and ArcelorMittal (a public international steel company). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years.

Jane L. Peverett (Audit Committee Chair)

Ms. Peverett holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate. She is also a Fellow of The Society of Management Accountants (FCMA). Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority, and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). She is also an Audit Committee member of Canadian Imperial Bank of Commerce and Northwest Natural Gas Company. She was President and Chief Executive Officer of BC Transmission Corporation (“BCTC”) (electrical transmission) from April 2005 to January 2009 and was previously Vice President, Corporate Services and Chief Financial Officer of BCTC from June 2003 to April 2005. In her 15-year career with the Westcoast Energy Inc./Duke Energy Corporation group of companies, she held senior executive positions with Union Gas Limited (Ontario), including President, President and Chief Executive Officer, Senior Vice President Sales & Marketing and Chief Financial Officer, among others.

Allan P. Sawin

Mr. Sawin holds a Bachelor of Commerce (University of Alberta) and a designation as a Chartered Accountant (Alberta). He is President of Bear Investments Inc. (a private investment company). From 1990 until their sale to CCS Income Trust in May 2006, Mr. Sawin was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies). From 1995 to 2003, he also served as a director and member of the Audit Committee of NQL Drilling Tools Inc. while it was a public company listed on the Toronto Stock Exchange.

Encana Corporation	24	Annual Information Form (prepared in US$)

Bruce G. Waterman

Mr. Waterman holds a Bachelor of Commerce (Queen's University) and a designation as a Chartered Accountant. He has been the Senior Vice-President, Finance & Chief Financial Officer of Agrium Inc., (a public agricultural supply company) since April 2000. Prior to joining Agrium, Mr. Waterman was the Vice-President & Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000.  Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance and accounting.

The above list does not include David P. O’Brien who is an ex officio member of the Audit Committee.

Pre-Approval Policies and Procedures

Encana has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee of the Board of Directors has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP. The budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee, but at the option of the Audit Committee it may cover a longer or shorter period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows precisely what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

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

The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority (i) may not exceed C$200,000, in the case of pre-approvals granted by the Chairman of the Audit Committee; and (ii) may not exceed C$50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

All proposed services, or the fees payable in connection with such services, that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

Encana Corporation	25	Annual Information Form (prepared in US$)

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2010 and 2009.

(C$ thousands)	2010	2009
Audit Fees (1)	3,243	3,963
Audit-Related Fees (2)	252	1,076
Tax Fees (3)	600	569
All Other Fees (4)	15	5
Total	4,110	5,613

Notes:

(1)               Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)               Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2010 and 2009, the services provided in this category included an audit and reviews of Cenovus carve-out consolidated financial statements and related documents, reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues, review of reserves disclosure and the review of the Corporate Responsibility Report.

(3)               Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2010 and 2009, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)               During fiscal 2010 and 2009, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by the Company’s internal audit group.

Encana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”)  Regulation S-X in 2009 or 2010.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of December 31, 2010, there were approximately 736 million common shares outstanding and no preferred shares outstanding.

Common Shares

The holders of the common shares are entitled to receive dividends if, as and when declared by the Board of Directors of the Company. The holders of the common shares are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote per common share held at all such meetings. In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the common shares will be entitled to participate rateably in any distribution of the assets of the Company.

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date that the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date.

The November 30, 2009 Split Transaction was effected by way of an arrangement under the CBCA, under which the holders of common shares of Encana received one new Encana common share and one common share of Cenovus for each Encana common share previously held. Holders of the stock options of Encana became the holders of stock options of Encana and Cenovus, with the exercise price under the stock options being adjusted based on the relative trading prices of the Encana and Cenovus common shares.

Encana Corporation	26	Annual Information Form (prepared in US$)

The Company has a shareholder rights plan (the “Plan”) that was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company. The Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Encana’s common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the separation time and before certain expiration times, to acquire one common share at 50 percent of the market price at the time of exercise. The Plan was amended and reconfirmed at the 2010 annual and special meeting of shareholders and must be reconfirmed at every third annual meeting thereafter.

Preferred Shares

Preferred shares may be issued in one or more series. The Board of Directors may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of the Company, but may be entitled to vote if the Company fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares of the Company, and the second preferred shares are entitled to priority over the common shares of the Company, with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company’s affairs.

Encana Corporation	27	Annual Information Form (prepared in US$)

Credit Ratings

The following information relating to Encana's credit ratings is provided as it relates to Encana's financing costs and liquidity.  Specifically, credit ratings affect Encana’s ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of Encana to engage in certain collateralized business activities on a cost effective basis depends on the Company maintaining competitive credit ratings.  A reduction in the current ratings on the Company's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital.  In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of, entering into normal course derivative or hedging transactions.

The following table outlines the ratings and outlooks of the Company’s debt as of December 31, 2010.

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

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB+ by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitment on the obligation. The addition of a plus (+) or minus (–) modifier after a rating indicates the relative standing within a rating category. S&P’s Canadian commercial paper ratings are on a scale that ranges from A-1 (high) to D, which represents the range from highest to lowest quality. A rating of A-1 (low) is the third highest of eight categories and indicates that the issuer has satisfactory capacity to meet its financial commitments.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to obligations subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the obligation ranks in the higher end of its rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its rating category. Moody’s short-term credit ratings are on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality.  A rating of P-2 is the second highest of four categories and indicates that the issuer has a strong ability to repay short-term debt obligations.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of A (low) by DBRS is within the third highest of ten categories and is assigned to obligations considered to be of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than that of higher rated entities. The addition of a high or low modifier after a rating indicates relative standing within the category. DBRS’ commercial paper and short-term debt credit ratings are on a scale ranging from R-1 (high) to D, which represents the range from highest to lowest quality. A rating of R-1 (low) is the third highest of ten categories and indicates that the short-term debt is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial, but overall strength is not as favourable as higher rating categories. The issuer may be vulnerable to future events, but qualifying negative factors are considered manageable.

Encana Corporation	28	Annual Information Form (prepared in US$)

Market for Securities

All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol ECA. The following table outlines the share price trading range and volume of shares traded by month in 2010.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range			Share	Share Price Trading Range			Share
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2010

January	36.65	32.41	32.70	44.4	35.63	30.44	30.59	74.9
February	35.53	31.77	34.49	43.0	34.02	29.50	32.78	67.0
March	35.90	30.16	31.60	73.3	34.75	29.31	31.03	88.5
April	34.15	31.03	33.60	57.9	33.63	30.48	33.07	79.1
May	33.98	30.62	33.24	49.9	33.57	28.28	30.85	82.1
June	35.79	32.10	32.24	62.2	35.25	30.29	30.34	83.4
July	35.00	31.06	31.43	41.1	34.04	29.74	30.53	65.0
August	32.45	27.70	29.25	63.0	32.00	26.02	27.49	69.8
September	31.57	28.54	31.09	63.0	30.72	27.58	30.23	68.5
October	31.67	28.05	28.81	51.3	30.98	27.28	28.22	81.0
November	30.41	28.16	28.43	52.7	30.44	27.60	27.70	69.8
December	29.54	28.02	29.09	40.4	29.33	27.73	29.12	54.3

Encana has received approval from the TSX each year to purchase common shares under nine consecutive Normal Course Issuer Bids (“NCIB”). During 2010, the Company purchased about 15.4 million common shares at an average price of approximately $32.42 for total consideration of approximately $499 million. During 2009, the Company did not purchase any of its common shares. During 2008, the Company purchased about 4.8 million common shares for total consideration of approximately $326 million.

Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced December 14, 2010 and terminates on December 13, 2011. Purchases may be made through the facilities of the TSX and the NYSE.

Dividends

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. From the first quarter of 2008 to the completion of the Split Transaction, Encana paid a quarterly dividend of $0.40 per share (2008 - $1.60 per share annually). In the fourth quarter of 2009, after the Split Transaction, Encana paid a quarterly dividend of $0.20 per share (2009 - $1.40 per share annually). During 2010, Encana paid a quarterly dividend of $0.20 per share (2010 - $0.80 per share annually).

Encana Corporation	29	Annual Information Form (prepared in US$)

Legal Proceedings

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in Encana’s favour, the Company does not currently believe that the outcome of any pending or threatened proceedings related to these or other matters, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

Risk Factors

If any event arising from the risk factors set forth below occurs, Encana’s business, prospects, financial condition, results of operations or cash flows and in some cases its reputation could be materially adversely affected. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor.

A substantial or extended decline in natural gas and liquids prices could have a material adverse effect on Encana.

Encana’s financial performance and condition are substantially dependent on the prevailing prices of natural gas and liquids. As Encana is primarily a natural gas company, it is more significantly affected by changes in natural gas prices than changes in liquids prices. Fluctuations in natural gas and liquids prices could have an adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. Prices for natural gas and liquids fluctuate in response to changes in the supply and demand for natural gas and crude oil, market uncertainty and a variety of additional factors beyond the Company’s control.

Natural gas prices realized by Encana are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy (including refined product, coal, imported liquefied natural gas and renewable energy initiatives). A substantial or extended decline in the price of natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or could result in unutilized long-term transportation and drilling commitments, all of which could have an adverse effect on the Company’s revenues, profitability and cash flows.

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

Encana conducts an annual assessment of the carrying value of its assets in accordance with Canadian GAAP. If natural gas and liquids prices decline, the carrying value of Encana’s assets could be subject to financial downward revisions, and the Company’s earnings could be adversely affected.

Encana’s ability to operate and complete projects is dependent on factors outside of its control.

The Company’s ability to operate, generate sufficient cash flows, and complete projects depends upon numerous factors beyond the Company’s control. In addition to commodity prices and continued market demand for its products, these non-controllable factors include general business and market conditions, economic recessions and financial market turmoil, the ability to secure and maintain cost effective financing for its commitments, legislative, environmental and regulatory matters, unexpected cost increases, royalties, taxes, volatility in natural gas and liquids prices, the availability of drilling and other equipment, the ability to access lands, the ability to access water for hydraulic fracturing operations, weather, the availability of processing capacity, the availability and proximity of pipeline capacity, technology failures, accidents, the availability of skilled labour, and reservoir quality.

Encana Corporation	30	Annual Information Form (prepared in US$)

The tentative recovery from the global recession is creating ongoing fiscal challenges for the world economy. These conditions impact Encana’s customers and suppliers and may alter the Company’s spending and operating plans. There may be unexpected business impacts from this market uncertainty, including volatile changes in currency exchange rates, inflation, interest rates, and general levels of investing and consuming activity, as well as potential impact on the Company’s credit ratings, which could affect its liquidity and ability to obtain financing.

The Company undertakes a variety of projects including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic.

All of Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Contract rights can be cancelled or expropriated. Changes to government regulation could impact the Company’s existing and planned projects.

The Company’s business is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect its results of operations.

All phases of the natural gas and liquids businesses are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, “environmental legislation”).

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the use, generation, handling, storage, transportation, treatment and disposal of chemicals, hazardous substances and waste associated with the finding, production, transmission and storage of the Company’s products including the hydraulic fracturing of wells, the decommissioning of facilities and in connection with spills, releases and emissions of various substances to the environment. It also imposes restrictions, liabilities and obligations in connection with the management of fresh or potable water sources that are being used, or whose use is contemplated, in connection with natural gas and crude oil operations. Environmental legislation also requires that wells, facility sites and other properties associated with Encana’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on Encana’s financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

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

Additionally, the U.S. federal and certain U.S. state governments are currently reviewing the regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided details with respect to any proposed or contemplated changes to the hydraulic fracturing regulatory construct.

As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating costs in order to comply with legislation governing emissions and hydraulic fracturing.

Encana Corporation	31	Annual Information Form (prepared in US$)

If Encana fails to acquire or find additional reserves, the Company’s reserves and production will decline materially from their current levels.

Encana’s future natural gas and liquids reserves and production, and therefore its cash flows, are highly dependent upon its success in exploiting its current reserves base and acquiring, discovering or developing additional reserves. Without reserves additions through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited, Encana’s ability to make the necessary capital investments to maintain and expand its natural gas and liquids reserves will be impaired. In addition, there can be no certainty that Encana will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Encana’s reserves data and future net revenue estimates are uncertain.

There are numerous uncertainties inherent in estimating quantities of natural gas and liquids reserves, including many factors beyond the Company’s control. The reserves data in this annual information form represents estimates only. In general, estimates of economically recoverable natural gas and liquids reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable natural gas and liquids reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Encana’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

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

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. The Company monitors its exposure to such fluctuations and, where the Company deems it appropriate, utilizes derivative financial instruments and physical delivery contracts to mitigate the potential impact of declines in natural gas and liquids prices. Under Canadian GAAP, derivative instruments that do not qualify as hedges for accounting purposes, or are not designated as hedges, are fair valued with the resulting changes recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into the Company’s reported net earnings.

The terms of the Company’s various hedging agreements may limit the benefit to the Company of commodity price increases. The Company may also suffer financial loss because of hedging arrangements if the Company is unable to produce natural gas or liquids to fulfill delivery obligations, or if counterparties to the Company’s hedging agreements fail to fulfill their obligations under the hedging agreements.

Encana’s operations are subject to the risk of business interruption and casualty losses.

The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and liquid spills, acts of vandalism and terrorism, any of which could cause personal injury, result in damage to, or destruction of, natural gas and crude oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of Encana’s operations will be subject to all of the risks normally

Encana Corporation	32	Annual Information Form (prepared in US$)

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

The occurrence of a significant event against which Encana is not fully insured could have a material adverse effect on the Company’s financial position.

Fluctuations in exchange rates could affect expenses or result in realized and unrealized losses.

Worldwide prices for natural gas and crude oil are set in U.S. dollars. However, many of the Company’s expenses outside of the U.S. are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could impact the Company’s expenses and have an adverse effect on the Company’s financial performance and condition.

In addition, the Company has significant U.S. dollar denominated long-term debt. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could result in realized and unrealized losses on U.S. dollar denominated long-term debt.

Encana does not operate all of its properties and assets.

Other companies operate a portion of the assets in which Encana has ownership interests. Encana will have limited ability to exercise influence over operations of these assets or their associated costs. Encana’s dependence on the operator and other working interest owners for these properties and assets, and its limited ability to influence operations and associated costs could materially adversely affect the Company’s financial performance. The success and timing of Encana’s activities on assets operated by others therefore will depend upon a number of factors that are outside of the Company’s control, including timing and amount of capital expenditures, timing and amount of operating and maintenance expenditures, the operator’s expertise and financial resources, approval of other participants, selection of technology, and risk management practices.

Encana is exposed to counterparty risk.

Encana is exposed to the risks associated with counterparty performance including credit risk and performance risk. Encana may experience material financial losses in the event of customer payment default for commodity sales and financial derivative transactions. Encana may be impacted by partner defaults with respect to the funding of partner obligations for capital projects. Performance risk can impact Encana’s operations by the non-delivery of contracted products or services by counterparties, which could impact project timelines or operational efficiency.

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

The Company’s foreign operations will expose it to risks from abroad which could negatively affect its results of operations.

Some of Encana’s operations and related assets may be located, from time to time, in countries outside North America, some of which may be considered to be politically and economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil

Encana Corporation	33	Annual Information Form (prepared in US$)

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

Transfer Agents and Registrars

In Canada: CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, ON M5C 2W9	In the United States: BNY Mellon Shareholder Services 480 Washington Blvd. Jersey City, NJ 07310

In order to respond to Encana shareholder inquiries, the Company’s transfer agent has set-up a dedicated answer line. Shareholder inquiries should be directed to the following:

•                  Shareholders residing in Canada or the United States, please call 1-866-580-7145

•                  Shareholders residing outside of North America, please call 1-416-643-5990

Shareholders can also send requests via the transfer agent’s web site at www.cibcmellon.com/investorinquiry.

Interest of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated February 16, 2011 in respect of the Company’s Consolidated Financial Statements as at December 31, 2010 and December 31, 2009 and for each of the years in the three year period ended December 31, 2010 and the Company’s internal control over financial reporting as at December 31, 2010. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

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

Additional Information

Additional information relating to Encana is available on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration, principal holders of Encana’s securities, and options to purchase securities, is contained in the Information Circular for Encana’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Encana’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2010.

The Arrangement Agreement and Separation and Transition Agreement, described under “General Development of the Business – Recent Developments - 2009” are material contracts of Encana and are available on SEDAR.

Encana Corporation	34	Annual Information Form (prepared in US$)

Note Regarding Forward-Looking Statements

This annual information form contains certain forward-looking statements or information (collectively referred to in this note as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: achieving its strategy to be a natural gas producer focused on growing its strong portfolio of natural gas resource plays across North America, drilling and development plans and the timing and location thereof, production and processing capacities, including deep cut processing agreements that will capture more value and enhance returns, and levels and the timing of achieving such capacities and levels, potential completion of a joint venture transaction with PetroChina International Investment Company Limited, 2011 production estimates, the anticipated date of production for the Deep Panuke natural gas project, expansion of gathering and processing plants and other facilities, expected in-service date and additional capacities of Cabin Gas Plant, reserves estimates, including reserves estimates under different price cases, and net present values of future net revenues for reserves using forecast prices and costs and SEC constant prices, the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs,  maintaining satisfactory credit ratings, pending litigation, exploration plans, acquisition and divestiture plans and net cash flows.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude potential joint venture arrangements with PetroChina or others as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to replace and expand reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this annual information form, including Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing and emerging resource plays, Encana’s estimates of reserves, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this annual information form.

Encana Corporation	35	Annual Information Form (prepared in US$)

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

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. In previous years, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. As a result of the expiry of that exemption, Encana is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in this annual information form. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business”. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D.

See “Reserves and Other Oil and Gas Information” in this annual information form for a description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards.

All production information contained in the narrative portions of this annual information form is on a net basis (after royalties), unless otherwise indicated.

Encana Corporation	36	Annual Information Form (prepared in US$)

Appendix  A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides disclosure of its reserves and oil and gas information in accordance with the requirements of NI 51-101. See “Note Regarding Reserves Data and Other Oil and Gas Information”. The reserves and other oil and gas information set forth below has an effective date of December 31, 2010 and was prepared as of February 8, 2011.

Since inception, Encana has retained IQREs to evaluate and prepare reports on 100 percent of Encana’s natural gas and liquids reserves annually. For further information regarding the reserves process, see “Reserves and Other Oil and Gas Information” in this annual information form.

The reserves data summarizes the estimated natural gas and liquids reserves of Encana and the net present values of future net revenues for these reserves using forecast prices and costs, as evaluated by Encana’s independent qualified reserves evaluators. The evaluations were prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) handbook. The reserves definitions used are those contained in the COGE handbook and NI 51-101.

The results of the evaluations are summarized in the tables that follow in this Appendix. All evaluations of future net revenue are after the deduction of future income tax expenses (unless otherwise noted), royalties, development costs, production costs and well abandonment costs, but before the consideration of indirect costs such as general and administrative expenses and certain abandonment and reclamation costs. The estimated future net revenue does not necessarily represent the fair market value of Encana’s reserves. There is no assurance that the forecast price and cost assumptions used in preparing the evaluations will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual reserves on Encana’s properties may be greater or less than those calculated.

For further information regarding the reserves process see “Reserves and Other Oil and Gas Information” in this annual information form.

The following product types are referred to in the tables in this Appendix:

•	Coalbed Methane, which includes coalbed methane commingled with shallow gas sands, related to the Clearwater Business Unit in the Canadian Division.

•	Shale Gas, which includes Horn River shale gas in the Canadian Division and Barnett and Haynesville shale gas in the USA Division.

•

Other, which includes natural gas other than coalbed methane and shale gas. Reserves and production include the following key resource plays: Greater Sierra (excluding Horn River shale), Cutbank Ridge and Bighorn in the Canadian Division; and Jonah, Piceance, and East Texas in the USA Division.

•	Liquids, which includes natural gas liquids plus light and medium oil, of which light and medium oil is not material.

Encana Corporation	A-1	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Reserves Data (Canadian Protocol)

Summary of Oil and Gas Reserves (1)

(Forecast Prices and Costs; Before and After Royalties)

As at December 31, 2010

Canadian Division

	Natural Gas (Bcf)								Liquids (MMbbls)		Total (Bcfe)
	Coalbed Methane		Shale Gas		Other		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	915	968	124	117	2,065	1,822	3,104	2,907	24.1	24.2	3,249	3,053
Developed non-producing	207	203	-	-	117	105	324	308	1.6	1.2	333	316
Undeveloped	688	680	387	337	2,252	2,066	3,327	3,083	36.2	29.4	3,544	3,258
Total Proved	1,810	1,851	511	454	4,434	3,993	6,755	6,298	61.9	54.8	7,126	6,627
Probable	463	480	502	404	1,695	1,526	2,660	2,410	23.1	20.0	2,799	2,529
Total Proved Plus Probable	2,273	2,331	1,013	858	6,129	5,519	9,415	8,708	85.0	74.8	9,925	9,156

USA Division

	Natural Gas (Bcf)								Liquids (MMbbls)		Total (Bcfe)
	Coalbed Methane		Shale Gas		Other		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	-	-	966	747	3,338	2,750	4,304	3,497	24.8	20.1	4,453	3,618
Developed non-producing	-	-	58	46	319	259	377	305	5.0	4.1	407	329
Undeveloped	-	-	2,421	1,892	2,197	1,783	4,618	3,675	17.6	14.3	4,724	3,761
Total Proved	-	-	3,445	2,685	5,854	4,792	9,299	7,477	47.4	38.5	9,584	7,708
Probable	-	-	3,528	2,806	3,765	3,172	7,293	5,978	29.3	24.1	7,468	6,123
Total Proved Plus Probable	-	-	6,973	5,491	9,619	7,964	16,592	13,455	76.7	62.6	17,052	13,831

Total Encana

	Natural Gas (Bcf)								Liquids (MMbbls)		Total (Bcfe)
	Coalbed Methane		Shale Gas		Other		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	915	968	1,090	864	5,403	4,572	7,408	6,404	48.9	44.3	7,702	6,671
Developed non-producing	207	203	58	46	436	364	701	613	6.6	5.3	740	645
Undeveloped	688	680	2,808	2,229	4,449	3,849	7,945	6,758	53.8	43.7	8,268	7,019
Total Proved	1,810	1,851	3,956	3,139	10,288	8,785	16,054	13,775	109.3	93.3	16,710	14,335
Probable	463	480	4,030	3,210	5,460	4,698	9,953	8,388	52.4	44.1	10,267	8,652
Total Proved Plus Probable	2,273	2,331	7,986	6,349	15,748	13,483	26,007	22,163	161.7	137.4	26,977	22,987

Notes:

(1)             Definitions

a)                “Gross” reserves are Encana’s working interest share before the deduction of estimated royalty obligations and excluding any royalty interests.

b)                “Net” reserves are Encana’s working interest share after deduction of estimated royalty obligations and including Encana’s royalty interests.

c)                “Reserves” are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.

d)                “Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

e)                “Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves.

f)                 “Developed producing” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

g)                “Developed non-producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

h)                “Undeveloped” reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure (i.e., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

Encana Corporation	A-2	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; Before Tax)

As at December 31, 2010

Canadian Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	11,713	8,686	6,925	5,790	5,001
Developed non-producing	1,015	687	504	389	312
Undeveloped	8,703	5,076	3,159	2,019	1,287
Total Proved	21,431	14,449	10,588	8,198	6,600
Probable	9,364	4,865	2,924	1,922	1,339
Total Proved Plus Probable	30,795	19,314	13,512	10,120	7,939

USA Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	13,793	9,998	7,828	6,457	5,522
Developed non-producing	1,417	1,065	846	699	595
Undeveloped	10,175	5,960	3,699	2,360	1,509
Total Proved	25,385	17,023	12,373	9,516	7,626
Probable	18,168	9,447	5,328	3,147	1,895
Total Proved Plus Probable	43,553	26,470	17,701	12,663	9,521

Total Encana

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	25,506	18,684	14,753	12,247	10,523
Developed non-producing	2,432	1,752	1,350	1,088	907
Undeveloped	18,878	11,036	6,858	4,379	2,796
Total Proved	46,816	31,472	22,961	17,714	14,226
Probable	27,532	14,312	8,252	5,069	3,234
Total Proved Plus Probable	74,348	45,784	31,213	22,783	17,460

Encana Corporation	A-3	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; After Tax)

As at December 31, 2010

Canadian Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	10,331	7,831	6,352	5,383	4,698
Developed non-producing	759	511	372	286	229
Undeveloped	6,492	3,652	2,143	1,245	670
Total Proved	17,582	11,994	8,867	6,914	5,597
Probable	6,994	3,584	2,111	1,352	913
Total Proved Plus Probable	24,576	15,578	10,978	8,266	6,510

USA Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	11,001	7,987	6,281	5,204	4,469
Developed non-producing	905	688	551	459	393
Undeveloped	6,494	3,806	2,384	1,547	1,015
Total Proved	18,400	12,481	9,216	7,210	5,877
Probable	11,586	5,986	3,372	1,993	1,204
Total Proved Plus Probable	29,986	18,467	12,588	9,203	7,081

Total Encana

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	21,332	15,818	12,633	10,587	9,167
Developed non-producing	1,664	1,199	923	745	622
Undeveloped	12,986	7,458	4,527	2,792	1,685
Total Proved	35,982	24,475	18,083	14,124	11,474
Probable	18,580	9,570	5,483	3,345	2,117
Total Proved Plus Probable	54,562	34,045	23,566	17,469	13,591

Encana Corporation	A-4	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Additional Information Concerning Future Net Revenue

(Forecast Prices and Costs; Undiscounted)

As at December 31, 2010

	Canadian Division		USA Division		Total
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Revenues	39,449	55,568	55,729	99,594	95,178	155,162
Royalties, production and mineral taxes	3,382	5,152	14,100	23,891	17,482	29,043
Operating costs	8,859	11,757	7,905	13,030	16,764	24,787
Development costs	5,154	7,200	7,772	18,345	12,926	25,545
Abandonment costs	623	664	567	775	1,190	1,439
Future net revenue, before income taxes	21,431	30,795	25,385	43,553	46,816	74,348
Income tax	3,849	6,219	6,985	13,567	10,834	19,786
Future net revenue, after income taxes	17,582	24,576	18,400	29,986	35,982	54,562

Future Net Revenue by Production Group

(Forecast Prices and Costs)

As at December 31, 2010

	Natural Gas				Total
	Coalbed Methane and Shale Gas (1)		Associated and Non-associated Gas (2)
(discounted at 10%/yr, $ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Future Net Revenue Before Income Taxes	6,523	10,030	16,437	21,183	22,960	31,213

Unit Value ($/Mcfe) (3)	1.30	1.15	1.78	1.51	1.60	1.36

Notes:

(1)             Includes by-products.

(2)             Including by-products as well as future net revenue from oil (including solution gas and other by-products) which are not material.

(3)             Unit values are based on net reserves volumes.

Encana Corporation	A-5	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Pricing Assumptions (Forecast Prices)

The following pricing and exchange rate assumptions were utilized by the independent qualified reserves evaluators in estimating Encana’s reserves data using forecast prices and costs. These assumptions were provided by Encana and are the same pricing assumptions used for the business case included in “Net Proved Reserves (U.S. Protocol)” in Appendix D in this annual information form.

	Natural Gas		Crude Oil and Natural Gas Liquids		Foreign Exchange Rate (2)	Inflation Rate(3)
Year	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)	US$/C$	%/yr

2010 (4,5)	4.39	4.12	79.55	75.79	0.9710
2011	4.73	4.35	79.53	81.93	0.9342	-
2012	5.33	4.94	82.65	85.88	0.9275	-
2013	5.64	5.31	84.21	88.09	0.9219	-
2014	5.82	5.55	85.33	89.83	0.9166	-
2015	6.01	5.78	86.68	91.61	0.9134	-

Thereafter:	6.18 – 6.63	5.97 – 6.48	83.72	88.37	0.9134	-

Notes:

(1)   Mixed Sweet Blend at Edmonton.

(2)   The exchange rates used to generate the Canadian benchmark reference prices in this table.

(3)   Default cost inflation rate.  Abnormal inflationary situations in certain regions are handled individually by directly increasing the cost estimates for the years affected.

(4)   Average prices for 2010.

(5)   Encana’s weighted average prices for 2010 excluding the impact of realized hedging were $4.45/Mcf for natural gas and $66.57/bbl for liquids.

Encana Corporation	A-6	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Reconciliation of Changes in Reserves (Before Royalties)

The following tables provide a reconciliation of Encana’s gross reserves of natural gas, crude oil and NGLs for the year ended December 31, 2010, presented using forecast prices and costs.

Proved Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	1,539	176	4,396	6,111	41.6	6,361
Extensions and improved recovery	324	266	527	1,117	21.1	1,245
Technical revisions	25	63	(69)	19	6.7	59
Discoveries	-	17	43	60	0.6	63
Acquisitions	126	-	6	132	0.5	135
Dispositions	(2)	-	(88)	(90)	(2.8)	(107)
Economic factors	(55)	-	(35)	(90)	(0.1)	(91)
Production	(147)	(11)	(346)	(504)	(5.7)	(539)
December 31, 2010	1,810	511	4,434	6,755	61.9	7,126

USA Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	-	1,878	6,294	8,172	55.7	8,506
Extensions and improved recovery	-	904	375	1,279	2.4	1,293
Technical revisions	-	905	97	1,002	0.5	1,005
Discoveries	-	43	-	43	-	43
Acquisitions	-	-	92	92	0.6	95
Dispositions	-	(82)	(373)	(455)	(7.3)	(498)
Economic factors	-	(11)	32	21	(0.1)	21
Production	-	(192)	(663)	(855)	(4.4)	(881)
December 31, 2010	-	3,445	5,854	9,299	47.4	9,584

Total Encana

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	1,539	2,054	10,690	14,283	97.3	14,867
Extensions and improved recovery	324	1,170	902	2,396	23.5	2,538
Technical revisions	25	968	28	1,021	7.2	1,064
Discoveries	-	60	43	103	0.6	106
Acquisitions	126	-	98	224	1.1	230
Dispositions	(2)	(82)	(461)	(545)	(10.1)	(605)
Economic factors	(55)	(11)	(3)	(69)	(0.2)	(70)
Production	(147)	(203)	(1,009)	(1,359)	(10.1)	(1,420)
December 31, 2010	1,810	3,956	10,288	16,054	109.3	16,710

Encana Corporation	A-7	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	359	144	1,775	2,278	16.6	2,377
Extensions and improved recovery	177	317	131	625	8.2	673
Technical revisions	(132)	35	(171)	(268)	(0.6)	(271)
Discoveries	-	5	(8)	(3)	(0.1)	(3)
Acquisitions	21	-	3	24	0.1	25
Dispositions	(1)	-	(53)	(54)	(1.2)	(61)
Economic factors	39	1	18	58	0.1	59
Production	-	-	-	-	-	-
December 31, 2010	463	502	1,695	2,660	23.1	2,799

USA Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	-	2,142	3,210	5,352	35.6	5,566
Extensions and improved recovery	-	1,777	862	2,639	5.2	2,671
Technical revisions	-	(362)	(202)	(564)	(3.1)	(583)
Discoveries	-	118	-	118	-	118
Acquisitions	-	-	65	65	0.8	70
Dispositions	-	(150)	(168)	(318)	(9.3)	(375)
Economic factors	-	3	(2)	1	0.1	1
Production	-	-	-	-	-	-
December 31, 2010	-	3,528	3,765	7,293	29.3	7,468

Total Encana

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	359	2,286	4,985	7,630	52.2	7,943
Extensions and improved recovery	177	2,094	993	3,264	13.4	3,344
Technical revisions	(132)	(327)	(373)	(832)	(3.7)	(854)
Discoveries	-	123	(8)	115	(0.1)	115
Acquisitions	21	-	68	89	0.9	95
Dispositions	(1)	(150)	(221)	(372)	(10.5)	(436)
Economic factors	39	4	16	59	0.2	60
Production	-	-	-	-	-	-
December 31, 2010	463	4,030	5,460	9,953	52.4	10,267

Encana Corporation	A-8	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Proved Plus Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	1,898	320	6,171	8,389	58.2	8,738
Extensions and improved recovery	501	583	658	1,742	29.3	1,918
Technical revisions	(107)	98	(240)	(249)	6.1	(212)
Discoveries	-	22	35	57	0.5	60
Acquisitions	147	-	9	156	0.6	160
Dispositions	(3)	-	(141)	(144)	(4.0)	(168)
Economic factors	(16)	1	(17)	(32)	-	(32)
Production	(147)	(11)	(346)	(504)	(5.7)	(539)
December 31, 2010	2,273	1,013	6,129	9,415	85.0	9,925

USA Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	-	4,020	9,504	13,524	91.3	14,072
Extensions and improved recovery	-	2,681	1,237	3,918	7.6	3,964
Technical revisions	-	543	(105)	438	(2.6)	422
Discoveries	-	161	-	161	-	161
Acquisitions	-	-	157	157	1.4	165
Dispositions	-	(232)	(541)	(773)	(16.6)	(873)
Economic factors	-	(8)	30	22	-	22
Production	-	(192)	(663)	(855)	(4.4)	(881)
December 31, 2010	-	6,973	9,619	16,592	76.7	17,052

Total Encana

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2009	1,898	4,340	15,675	21,913	149.5	22,810
Extensions and improved recovery	501	3,264	1,895	5,660	36.9	5,882
Technical revisions	(107)	641	(345)	189	3.5	210
Discoveries	-	183	35	218	0.5	221
Acquisitions	147	-	166	313	2.0	325
Dispositions	(3)	(232)	(682)	(917)	(20.6)	(1,041)
Economic factors	(16)	(7)	13	(10)	-	(10)
Production	(147)	(203)	(1,009)	(1,359)	(10.1)	(1,420)
December 31, 2010	2,273	7,986	15,748	26,007	161.7	26,977

Encana Corporation	A-9	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Undeveloped Reserves, Significant Factors or Uncertainties and Future Development Costs

Undeveloped Reserves

Proved and probable undeveloped reserves are attributed where warranted on the basis of technical merit, commercial considerations and development plans. These development opportunities are being pursued at a pace dependent on capital availability and allocation. As a result, development is scheduled beyond the next two years.  All of the proved and probable undeveloped reserves at December 31, 2010 are scheduled for development within the next five and eight years respectively in Canada and the United States.

The following table discloses, for each product type, the volumes of proved undeveloped reserves that were first attributed in each of the three most recent financial years and in the aggregate before that time, along with the total proved undeveloped reserves of the Company at the end of each such year.

Proved Undeveloped Reserves

	Natural Gas (Bcf)								Liquids (MMbbls)		Total (Bcfe)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	At Year End
Prior	1,111	1,111	378	378	4,214	4,214	5,703	5,703	37.0	37.0	5,925	5,925
2008	15	923	85	368	1,528	4,611	1,628	5,902	15.0	42.1	1,718	6,154
2009	—	559	832	1,217	1,222	4,500	2,054	6,276	11.6	38.1	2,124	6,504
2010	442	688	1,161	2,808	1,105	4,449	2,708	7,945	18.7	53.8	2,820	8,268

The following table discloses, for each product type, the volumes of probable undeveloped reserves that were first attributed in each of the three most recent financial years and in the aggregate before that time, along with the total probable undeveloped reserves of the Company at the end of each such year.

Probable Undeveloped Reserves

	Natural Gas (Bcf)								Liquids (MMbbls)		Total (Bcfe)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	At Year End
Prior	191	191	444	444	5,332	5,332	5,967	5,967	38.4	38.4	6,198	6,198
2008	-	166	337	593	1,355	4,671	1,692	5,430	24.0	46.9	1,836	5,711
2009	-	182	1,771	2,264	1,421	4,419	3,192	6,865	10.1	41.8	3,253	7,116
2010	67	290	2,289	3,889	1,459	4,901	3,815	9,080	12.9	42.6	3,893	9,336

Encana Corporation	A-10	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Significant Factors or Uncertainties

The development schedule of our undeveloped reserves is based on forecast price assumptions for the determination of economic projects. The actual prices that occur may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be. For further information see “Risk Factors” in this annual information form.

Our reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control.

Future Development Costs

The table below summarizes Encana’s development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, using undiscounted forecast prices and costs.

	Canadian Division		USA Division		Total Encana
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2011	1,496	1,605	1,468	2,165	2,964	3,770
2012	1,440	1,753	1,587	2,536	3,027	4,289
2013	1,278	1,693	1,583	2,599	2,861	4,292
2014	731	1,173	1,736	2,810	2,467	3,983
2015	186	632	1,051	2,743	1,237	3,375
Remainder	23	344	347	5,492	370	5,836
Total	5,154	7,200	7,772	18,345	12,926	25,545

Future development costs are associated with reserves as evaluated by the IQREs and do not necessarily represent Encana’s exploration and development budget. Encana expects to fund its future development costs with future cash flow, available cash balances, divestitures, joint ventures, or a combination of these.

Abandonment, Tax and Costs Incurred

Abandonment and Reclamation Costs

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. The asset retirement obligation (“ARO”) is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rates and future inflation rates. In 2010, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Based on Encana’s current estimate, the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred is estimated at approximately $4.7 billion ($398 million discounted at 10 percent). As at December 31, 2010, Encana has recorded an asset retirement obligation of $820 million. These estimates include the abandonment of 21,640 net wells. Over the next three years, Encana’s net well abandonment and reclamation cost is expected to total $125 million ($109 million discounted at 10 percent).

For the purposes of the reserves evaluations prepared by the IQREs, costs deducted as abandonment costs in estimating future net revenue do not include reclamation costs or abandonment costs of facilities and wells without reserves.

Encana Corporation	A-11	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Tax Horizon

Encana was not cash taxable for 2010. Based on the long range plan approved by the Board of Directors in June 2010, the Company estimates it will not be cash taxable for the next two to three years.  The long range plan is reviewed annually, and as a result, the cash tax forecast may be revised for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the Company.

2010 Costs Incurred

($ millions)	Canadian Division	USA Division	Total

Acquisitions
Unproved	395	97	492
Proved	197	44	241
Total acquisitions	592	141	733
Exploration costs	58	198	256
Development costs	2,153	2,301	4,454
Total costs incurred	2,803	2,640	5,443

Encana Corporation	A-12	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Location of Oil and Gas Wells

The following table summarizes Encana’s interests in natural gas or oil wells which are producing, or the Company considers capable of production, as at December 31, 2010.

For additional information on the location of Encana’s properties, plants, facilities and installations, refer to “Narrative Description of the Business” in this annual information form.

	Producing Gas		Producing Oil		Total Producing (1,2)		Non-Producing Gas		Non-Producing Oil		Total Non- Producing (3)
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	11,576	10,444	247	146	11,823	10,590	1,790	1,491	245	144	2,035	1,635
British Columbia	1,749	1,634	3	3	1,752	1,637	336	288	6	3	342	291
Total Canadian Division	13,325	12,078	250	149	13,575	12,227	2,126	1,779	251	147	2,377	1,926

Colorado	4,309	3,666	6	1	4,315	3,667	299	272	-	-	299	272
Texas	1,411	1,034	6	3	1,417	1,037	37	28	-	-	37	28
Wyoming	1,752	1,449	1	-	1,753	1,449	107	89	-	-	107	89
Utah	1	1	-	-	1	1	-	-	-	-	-	-
Louisiana	250	132	-	-	250	132	-	-	-	-	-	-
Kansas	1	1	-	-	1	1	-	-	-	-	-	-
Michigan	-	-	-	-	-	-	1	1	-	-	1	1
Montana	-	-	-	-	-	-	1	1	-	-	1	1
Total USA Division	7,724	6,283	13	4	7,737	6,287	445	391	-	-	445	391
Total Encana	21,049	18,361	263	153	21,312	18,514	2,571	2,170	251	147	2,822	2,317

Notes:

(1)        Encana has varying royalty interests in approximately 8,600 natural gas wells and approximately 5,450 crude oil wells which are producing or capable of producing.

(2)        Includes wells containing multiple completions as follows; approximately 11,715 gross natural gas wells (10,867 net wells) and approximately 162 gross crude oil (120 net wells).

(3)        “Non-producing” wells refer to wells that are capable of producing oil or natural gas, but which are not producing due the timing of well completions and/or waiting to be tied in which is anticipated to occur in 2012, or are wells that are temporarily shut-in due to market conditions, but not yet abandoned. All non-producing oil and natural gas wells considered capable of producing are located near existing infrastructure and/or within economic distance of transportation.

Encana Corporation	A-13	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Landholdings with No Attributed Reserves

The following table summarizes the gross and net acres with no attributed reserves in which Encana has an interest at December 31, 2010 and the net acres with no attributed reserves for which we expect our rights to explore, develop and exploit to expire during 2011.

(thousands of acres)	Gross Acres (1)	Net Acres (1)	Net Acres Expiring Within One Year

Canada
Alberta	4,556	3,931	49
British Columbia	2,445	1,953	139
Newfoundland and Labrador	35	2	-
Nova Scotia	20	9	-
Northwest Territories	45	12	-
Total Canada	7,101	5,907	188

United States
Colorado	801	757	43
Texas	581	452	177
Wyoming	282	236	26
Louisiana	368	266	126
Michigan	424	424	-
Other	123	99	26
Total United States	2,579	2,234	398

International
Greenland	-	-	-
Azerbaijan	346	17	-
Australia	104	40	-
Total International	450	57	-

Total	10,130	8,198	586

Note:

(1)             Properties with different formations under the same surface area and subject to separate leases have been calculated on an aerial basis, as such gross and net acreage have only been counted once.

Encana Corporation	A-14	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated. See “Narrative Description of the Business” in this annual information form, for discussion on Encana’s most important current and likely exploration and development activities.

Exploration Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2010 (3)
Canadian Division	22	15	-	-	1	1	-	-	31	54	16
USA Division	34	15	-	-	-	-	2	2	-	36	17
Total	56	30	-	-	1	1	2	2	31	90	33

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2010, Encana was in the process of drilling the following exploratory and development wells: approximately 21 gross wells (21 net wells) in Canada and approximately 75 gross wells (49 net wells) in the United States.

Development Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2010 (3)
Canadian Division	1,270	1,190	1	1	4	3	-	-	203	1,478	1,194
USA Division	748	428	-	-	1	1	4	3	144	897	432
Total	2,018	1,618	1	1	5	4	4	3	347	2,375	1,626

Notes:

(1)        “Gross” wells are the total number of wells in which Encana has an interest.

(2)        “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)        At December 31, 2010, Encana was in the process of drilling the following exploratory and development wells: approximately 21 gross wells (21 net wells) in Canada and approximately 75 gross wells (49 net wells) in the United States.

Encana Corporation	A-15	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Production Volumes (Before Royalties)

2011 Production Estimates

(Before Royalties)

The following table summarizes the total volume of production estimated for the year ended December 31, 2011, which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under “Reserves Data (Canadian Protocol)” in this Appendix above.

Canadian Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	145	31	376	552	4.4	578
Probable	5	3	15	23	0.3	25
Total Proved Plus Probable	150	34	391	575	4.7	603

USA Division

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	0.0	289	557	846	3.6	869
Probable	0.0	81	30	111	0.1	111
Total Proved Plus Probable	0.0	370	587	957	3.7	980

Total Encana

	Natural Gas (Bcf)				Liquids (MMbbls)	Total (Bcfe)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	145	320	933	1,398	8.0	1,447
Probable	5	84	45	134	0.4	136
Total Proved Plus Probable	150	404	978	1,532	8.4	1,583

Encana Corporation	A-16	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

2010 Production Volumes by Country
(Before Royalties)	2010
(average daily)	Annual	Q4	Q3	Q2	Q1

Coalbed Methane (MMcf/d)
Canadian Division	402	428	386	393	402
USA Division	-	-	-	-	-
	402	428	386	393	402
Shale Gas (MMcf/d)
Canadian Division	30	49	34	26	11
USA Division	541	665	569	499	430
	571	714	603	525	441
Other (MMcf/d)
Canadian Division	949	953	1,003	967	871
USA Division	1,801	1,638	1,680	1,861	2,028
	2,750	2,591	2,683	2,828	2,899
Total Produced Gas (MMcf/d)
Canadian Division	1,381	1,430	1,423	1,386	1,284
USA Division	2,342	2,303	2,249	2,360	2,458
	3,723	3,733	3,672	3,746	3,742
Liquids (bbls/d)
Canadian Division	15,743	14,019	16,844	16,229	15,889
USA Division	11,928	11,342	11,156	12,709	12,526
	27,671	25,361	28,000	28,938	28,415
Total Encana (MMcfe/d)
Canadian Division	1,475	1,514	1,524	1,484	1,379
USA Division	2,414	2,371	2,316	2,436	2,533
	3,889	3,885	3,840	3,920	3,912
Total Encana (BOE/d)
Canadian Division	245,910	252,352	254,011	247,229	229,889
USA Division	402,261	395,175	385,989	406,042	422,193
	648,171	647,527	640,000	653,271	652,082

Encana Corporation	A-17	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Per-Unit Results (Before Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Current Division & Country
(Before Royalties)	2010
	Annual	Q4	Q3	Q2	Q1

Coalbed Methane ($/Mcf)
Canadian Division and Total Encana
Price, before royalties	3.98	3.58	3.60	3.77	5.00
Royalties	0.05	0.06	0.04	0.04	0.07
Production and mineral taxes	0.04	(0.01)	0.07	0.08	0.03
Transportation	0.15	0.12	0.16	0.17	0.18
Operating	1.18	1.28	1.11	1.17	1.15
	2.56	2.13	2.22	2.31	3.57
Shale Gas ($/Mcf)
Canadian Division
Price, before royalties	3.38	3.42	3.04	3.05	5.04
Royalties	0.09	0.06	0.06	0.17	0.11
Production and mineral taxes	-	-	-	-	-
Transportation	0.61	0.66	0.49	0.66	0.62
Operating	0.76	0.48	0.71	0.46	2.87
	1.92	2.22	1.78	1.76	1.44
USA Division
Price, before royalties	4.60	3.92	4.74	4.50	5.60
Royalties	0.96	0.82	0.99	0.97	1.16
Production and mineral taxes	0.03	0.06	-	0.03	0.06
Transportation	0.72	0.73	0.71	0.59	0.86
Operating	0.64	0.60	0.61	0.73	0.67
	2.25	1.71	2.43	2.18	2.85
Total Encana
Price, before royalties	4.53	3.88	4.64	4.43	5.58
Royalties	0.92	0.77	0.93	0.93	1.14
Production and mineral taxes	0.03	0.05	-	0.03	0.05
Transportation	0.71	0.72	0.70	0.60	0.86
Operating	0.65	0.59	0.61	0.72	0.72
	2.22	1.75	2.40	2.15	2.81
Other ($/Mcf)
Canadian Division
Price, before royalties	4.17	3.81	3.74	3.98	5.28
Royalties	0.23	0.10	0.09	0.21	0.57
Production and mineral taxes	-	-	-	-	-
Transportation	0.47	0.50	0.47	0.44	0.46
Operating	1.00	1.17	0.88	0.89	1.06
	2.47	2.04	2.30	2.44	3.19

Encana Corporation	A-18	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Netbacks by Current Division & Country
(Before Royalties)	2010
	Annual	Q4	Q3	Q2	Q1

Other ($/Mcf)
USA Division
Price, before royalties	4.68	4.08	4.45	4.29	5.74
Royalties	0.88	0.76	0.85	0.76	1.14
Production and mineral taxes	0.27	0.24	0.26	0.24	0.33
Transportation	0.79	0.80	0.83	0.82	0.73
Operating	0.41	0.42	0.46	0.43	0.32
	2.33	1.86	2.05	2.04	3.22
Total Encana
Price, before royalties	4.51	3.98	4.18	4.19	5.60
Royalties	0.66	0.52	0.56	0.57	0.96
Production and mineral taxes	0.18	0.15	0.16	0.16	0.23
Transportation	0.68	0.69	0.70	0.69	0.64
Operating	0.61	0.70	0.62	0.59	0.55
	2.38	1.92	2.14	2.18	3.22
Total Produced Gas ($/Mcf)
Canadian Division
Price, before royalties	4.10	3.73	3.69	3.90	5.19
Royalties	0.18	0.09	0.08	0.16	0.42
Production and mineral taxes	0.01	-	0.02	0.02	0.01
Transportation	0.38	0.39	0.38	0.37	0.38
Operating	1.05	1.18	0.94	0.96	1.10
	2.48	2.07	2.27	2.39	3.28
USA Division
Price, before royalties	4.66	4.03	4.52	4.34	5.72
Royalties	0.90	0.78	0.88	0.80	1.14
Production and mineral taxes	0.22	0.19	0.20	0.20	0.28
Transportation	0.77	0.78	0.80	0.77	0.75
Operating	0.46	0.47	0.50	0.50	0.38
	2.31	1.81	2.14	2.07	3.17
Total Encana
Price, before royalties	4.45	3.92	4.20	4.18	5.54
Royalties	0.63	0.51	0.57	0.56	0.89
Production and mineral taxes	0.14	0.12	0.13	0.13	0.19
Transportation	0.63	0.63	0.64	0.62	0.62
Operating	0.68	0.74	0.67	0.67	0.63
	2.37	1.92	2.19	2.20	3.21
Liquids ($/bbl)
Canadian Division
Price, before royalties	64.35	68.87	58.84	63.21	67.43
Royalties	10.24	12.93	8.50	10.28	9.65
Production and mineral taxes	0.37	0.41	0.32	0.44	0.30
Transportation	0.68	0.56	0.79	0.91	0.45
Operating	2.71	3.25	1.92	1.84	3.98
	50.35	51.72	47.31	49.74	53.05
USA Division
Price, before royalties	69.50	74.39	66.38	70.14	67.15
Royalties	13.46	14.93	11.99	13.95	12.94
Production and mineral taxes	5.40	6.03	5.26	5.31	5.04
Transportation	-	-	-	-	-
	50.64	53.43	49.13	50.88	49.17

Encana Corporation	A-19	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Netbacks by Current Division & Country
(Before Royalties)	2010
	Annual	Q4	Q3	Q2	Q1

Liquids ($/bbl)
Total Encana
Price, before royalties	66.57	71.34	61.84	66.25	67.31
Royalties	11.63	13.82	9.89	11.89	11.10
Production and mineral taxes	2.54	2.92	2.29	2.58	2.39
Transportation	0.39	0.31	0.47	0.51	0.25
Operating	1.54	1.80	1.16	1.03	2.23
	50.47	52.49	48.03	50.24	51.34
Total Netback ($/Mcfe)
Canadian Division
Price, before royalties	4.52	4.16	4.09	4.33	5.60
Royalties	0.28	0.20	0.17	0.26	0.50
Production and mineral taxes	0.02	-	0.02	0.03	0.01
Transportation	0.36	0.37	0.37	0.35	0.36
Operating	1.01	1.15	0.90	0.92	1.07
	2.85	2.44	2.63	2.77	3.66
USA Division
Price, before royalties	4.87	4.27	4.71	4.57	5.88
Royalties	0.94	0.83	0.91	0.85	1.17
Production and mineral taxes	0.24	0.21	0.22	0.22	0.30
Transportation	0.75	0.76	0.78	0.75	0.73
Operating	0.45	0.46	0.48	0.48	0.37
	2.49	2.01	2.32	2.27	3.31
Total Encana
Price, before royalties	4.74	4.23	4.46	4.48	5.78
Royalties	0.69	0.58	0.62	0.63	0.93
Production and mineral taxes	0.15	0.13	0.14	0.15	0.20
Transportation	0.60	0.61	0.61	0.60	0.59
Operating	0.66	0.73	0.65	0.65	0.62
	2.64	2.18	2.44	2.45	3.44

Impact of Realized Hedging on Encana’s Netbacks

	2010
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	0.87	0.95	0.94	1.09	0.48
Liquids ($/bbl)	(0.50)	(1.73)	(0.30)	0.26	(0.34)
Total ($/Mcfe)	0.83	0.90	0.90	1.04	0.46

Encana Corporation	A-20	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Appendix  B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)

To the Board of Directors of Encana Corporation (the “Corporation”):

1.                          We have evaluated the Corporation’s reserves data as at December 31, 2010 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

2.                          The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.                          Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

4.                          The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2010:

Independent Qualified Reserves Evaluator	Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (US$millions)

McDaniel & Associates Consultants Ltd.	January 10, 2011	Canada	$3,795
GLJ Petroleum Consultants Ltd.	January 12, 2011	Canada	$9,717
Netherland, Sewell & Associates, Inc.	January 7, 2011	United States	$10,465
DeGolyer and Mac Naughton	January 26, 2011	United States	$7,236
Total			$31,213

5.                         In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.                         We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.                         Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Encana Corporation	B-1	Annual Information Form (prepared in US$)

Executed as to our report referred to above:

(signed) McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	(signed) GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

(signed) Netherland, Sewell & Associates, Inc. Dallas, Texas, U.S.A.	(signed) DeGolyer and MacNaughton Dallas, Texas, U.S.A.

February 8, 2011

Encana Corporation	B-2	Annual Information Form (prepared in US$)

Appendix  C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)

Management of Encana Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators.

Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Corporation, which is comprised exclusively of non-management and unrelated directors, has:

(a)                            reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluators;

(b)                            met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)                            reviewed the reserves data with management and the independent qualified reserves evaluators.

The board of directors of the Corporation (the “Board of Directors”) has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a)                            the content and filing with securities regulatory authorities of the reserves data and other oil and gas information prepared in accordance with the requirements of NI 51-101 contained in the annual information form of the Corporation;

(b)                            the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)                            the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Randall K. Eresman President & Chief Executive Officer	(signed) Robert A. Grant Executive Vice-President, Corporate Development, EH&S and Reserves

(signed) David P. O’Brien Director and Chairman of the Board	(signed) Claire S. Farley Director and Chair of the Reserves Committee

February 9, 2011

Encana Corporation	C-1	Annual Information Form (prepared in US$)

Appendix  D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides select disclosure of its reserves and other oil and gas information prepared in accordance with U.S. disclosure requirements. See “Note Regarding Reserves Data and Other Oil and Gas Information”.

Since inception, Encana has retained IQREs to evaluate and prepare reports on 100 percent of Encana’s natural gas and liquids reserves annually. For further information regarding the reserves process, see “Reserves and Other Oil and Gas Information” in this annual information form.

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing).  Effective January 1, 2010, the SEC amended its oil and gas reporting requirements.  The amendments included changing the price used to calculate reserves from a year-end single day price to a historical 12-month average price and permitting optional disclosure of the sensitivity of reserves to price. As a result, Encana’s SEC constant prices for 2009 and 2010 utilized the 12-month average price and the 2008 SEC constant price utilized the year-end single day price.

Net Proved Reserves  (U.S. Protocol)

Natural Gas Reserves

In 2010, Encana’s proved natural gas reserves increased by approximately 20 percent, largely as a result of successful development and delineation activity as well as higher 12-month average prices. Technical revisions were positive. Additions excluding purchase and sale of reserves, totaled 3,542 billion cubic feet, of which approximately two-thirds were in the U.S. and the balance was in Canada.

In 2009, Encana’s proved natural gas reserves decreased by approximately 19 percent, largely as a result of low 12-month average prices and the Split Transaction. Approximately 75 percent of the decrease attributable to negative revisions was a direct result of low 12-month average prices and approximately 80 percent of the sale of reserves in place was associated with the Split Transaction. Technical revisions were not significant. Extensions and discoveries were 2,132 billion cubic feet, of which approximately two-thirds was in the U.S. and the balance was in Canada.

In 2008, Encana’s proved natural gas reserves increased by approximately 3 percent as a result of successful exploration and development drilling, which resulted in extensions and discoveries of 1,966 billion cubic feet. Approximately two-thirds of extensions and discoveries were in Canada with the balance being in the U.S.  Purchase and sale of reserves in place were not material.

Liquids Reserves

In 2010, Encana’s proved crude oil and natural gas liquids reserves increased by approximately 21 percent as a result of activities and plans to further capture additional associated liquids from natural gas production.

In 2009, Encana’s proved crude oil and natural gas liquids reserves decreased by approximately 77 percent and Encana’s bitumen reserves were divested, substantially all as a result of the Split Transaction.

In 2008, Encana’s proved crude oil and natural gas liquids reserves, including bitumen, increased approximately 8 percent, largely as a result of positive revisions associated with the Company’s interests in Foster Creek and Christina Lake, which were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-1	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Net Proved Reserves (1,2,3)

(SEC Constant Pricing; After Royalties)

	Natural Gas (Bcf)			Crude Oil and Natural Gas Liquids (MMbbls)			Bitumen (4) (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada
2008
Beginning of year	7,292	6,008	13,300	273.4	58.3	331.7	595.5
Revisions and improved recovery	148	(166)	(18)	27.9	(3.6)	24.3	84.9
Extensions and discoveries	1,311	655	1,966	17.0	3.8	20.8	-
Purchase of reserves in place	32	7	39	0.2	0.0	0.2	-
Sale of reserves in place	(129)	(75)	(204)	(0.9)	(2.0)	(2.9)	-
Production	(807)	(598)	(1,405)	(32.0)	(4.9)	(36.9)	(12.0)
End of year	7,847	5,831	13,678	285.6	51.6	337.2	668.4
Developed	4,945	3,720	8,665	208.5	33.9	242.4	125.9
Undeveloped	2,902	2,111	5,013	77.1	17.7	94.8	542.5
Total	7,847	5,831	13,678	285.6	51.6	337.2	668.4
2009
Beginning of year	7,847	5,831	13,678	285.6	51.6	337.2	668.4
Revisions and improved recovery (5)	(755)	(845)	(1,600)	7.3	(12.6)	(5.3)	(87.6)
Extensions and discoveries	726	1,406	2,132	12.5	6.5	19.0	159.4
Purchase of reserves in place	28	-	28	0.5	-	0.5	-
Sale of reserves in place (6)	(1,772)	(89)	(1,861)	(243.2)	(0.2)	(243.4)	(725.1)
Production	(725)	(590)	(1,315)	(27.2)	(4.1)	(31.3)	(15.1)
End of year	5,349	5,713	11,062	35.5	41.2	76.7		-
Developed	2,927	3,571	6,498	25.1	25.8	50.9		-
Undeveloped	2,422	2,142	4,564	10.4	15.4	25.8		-
Total	5,349	5,713	11,062	35.5	41.2	76.7		-
2010
Beginning of year	5,349	5,713	11,062	35.5	41.2	76.7		-
Revisions and improved recovery	150	517	667	13.6	0.2	13.8		-
Extensions and discoveries	1,067	1,808	2,875	11.5	4.7	16.2		-
Purchase of reserves in place	116	81	197	0.4	0.5	0.9		-
Sale of reserves in place	(82)	(257)	(339)	(1.9)	(4.9)	(6.8)		-
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)		-
End of year	6,117	7,183	13,300	54.3	38.2	92.5		-
Developed	3,132	3,678	6,810	24.9	24.0	48.9		-
Undeveloped	2,985	3,505	6,490	29.4	14.2	43.6		-
Total	6,117	7,183	13,300	54.3	38.2	92.5		-

Encana Corporation	D-2	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

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

(3)          2008 is reported using the year-end single day price as at December 31, 2008; as a result of amended SEC rules, 2009 and 2010 are reported using 12-month average pricing.

(4)          Encana’s disclosure of bitumen reserve volumes is in accordance with amended SEC rules regarding disclosure by final products.

(5)          Revisions and improved recovery includes revisions due to price.  Approximately 75 percent of the negative revisions to natural gas in 2009 were attributable to the significantly lower prices in effect for SEC reporting purposes.

(6)          The transfer of Encana’s Canadian Plains and Integrated Oil Divisions’ upstream assets to Cenovus, effective November 30, 2009 pursuant to the Split Transaction, accounts for approximately 80 percent of the sale of reserves in place for natural gas and substantially all of the sale of reserves in place for crude oil and natural gas liquids and for bitumen during 2009.

Pricing Assumptions (SEC Constant Pricing)

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Crude Oil and Natural Gas Liquids
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
Reserve Pricing (2,3,4)
2008	5.71	6.22	44.60	44.27
2009	3.87	3.77	61.18	65.64
2010	4.38	4.03	79.43	76.22

Notes:

(1)          Mixed Sweet Blend at Edmonton.

(2)          2010 and 2009 reference prices are 12-month average prices.

(3)          2008 reference prices were based on the year-end single day product prices.

(4)          All prices were held constant in all future years when estimating net revenues and reserves.

Encana Corporation	D-3	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Sensitivity of 2010 Reserves to Prices

The following table summarizes Encana’s estimates of its proved reserves as at December 31, 2010 based on the 2010 12-month average prices (“SEC Constant Pricing case”) and on the prices set forth below:

	Natural Gas (Bcf)			Crude Oil and Natural Gas Liquids (MMbbls)
	Canada	United States	Total	Canada	United States	Total
Price Case
SEC Constant Pricing case	6,117	7,183	13,300	54.3	38.2	92.5
Business case (forecast prices)	6,298	7,477	13,775	54.8	38.5	93.3
Difference versus SEC case	3.0%	4.1%	3.6%	0.9%	0.8%	0.9%

The business case assumes the following forecast prices: natural gas – Henry Hub $4.73/MMBtu in 2011 increasing to $6.63/MMBtu in 2021 and thereafter, and AECO C$4.35/MMBtu in 2011 increasing to C$6.48/MMBtu in 2021 and thereafter; crude oil – WTI $79.53/bbl increasing to $83.72/bbl in 2016 and thereafter and Edmonton Mixed Sweet C$81.93/bbl increasing to C$88.37/bbl in 2016 and thereafter. The forecast pricing assumptions in this business case were provided by Encana and are the same pricing assumptions used for the Canadian forecast prices included in “Pricing Assumptions (Forecast Prices)” in Appendix A to this annual information form.

Proved Undeveloped Reserves

Encana’s proved undeveloped natural gas reserves represented approximately 49 percent of total proved natural gas reserves at December 31, 2010, an increase from approximately 41 percent at December 31, 2009. At December 31, 2010, approximately 47 percent of Encana’s proved crude oil and liquids reserves were proved undeveloped, an increase from approximately 34 percent at December 31, 2009. These increases in undeveloped reserves were predicated on technical merit, commercial considerations and development plans.  All of the proved undeveloped reserves at December 31, 2010 are scheduled for development within the next five years in both Canada and the United States.

During 2010, approximately 637 billion cubic feet equivalent of proved undeveloped reserves were converted to proved developed. Investments made during 2010 to convert proved undeveloped reserves to proved developed reserves were approximately $1.4 billion.

At December 31, 2010, the proved undeveloped reserves which have remained undeveloped for five years or more in both Canada and the United States were not material.

Encana Corporation	D-4	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana’s annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year-end and to account for asset retirement obligations and future income taxes.

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

Encana Corporation	D-5	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (1)

	Canada (2)			United States
($ millions)	2010	2009	2008	2010	2009	2008

Future cash inflows	25,535	19,321	64,308	29,428	18,573	26,620
Less future:
Production costs	8,676	6,296	23,017	6,894	4,862	6,079
Development costs	4,971	4,065	9,800	7,539	4,429	5,227
Asset retirement obligation payments	1,876	1,508	2,995	605	640	488
Income taxes	920	659	5,746	2,966	707	2,961
Future net cash flows	9,092	6,793	22,750	11,424	7,935	11,865
Less 10% annual discount for estimated timing of cash flows	3,803	2,704	10,036	5,277	3,592	5,218
Discounted future net cash flows	5,289	4,089	12,714	6,147	4,343	6,647

				Total (2)
($ millions)				2010	2009	2008

Future cash inflows				54,963	37,894	90,928
Less future:
Production costs				15,570	11,158	29,096
Development costs				12,510	8,494	15,027
Asset retirement obligation payments				2,481	2,148	3,483
Income taxes				3,886	1,366	8,707
Future net cash flows				20,516	14,728	34,615
Less 10% annual discount for estimated timing of cash flows				9,080	6,296	15,254
Discounted future net cash flows				11,436	8,432	19,361

Notes:

(1)          2010 and 2009 future net cash flows have been calculated using 12-month average prices.  In 2008, future net cash flows were calculated using the 2008 year-end price.

(2)          2008 estimates of future net cash flows included the cash flows from Canada – Other (former Canadian Plains and former Integrated Oil – Canada assets).  These operations were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-6	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (1)

	Canada (2)			United States
($ millions)	2010	2009	2008	2010	2009	2008

Balance, beginning of year	4,089	12,714	22,664	4,343	6,647	9,483
Changes resulting from:
Sales of oil and gas produced during the period	(2,034)	(5,609)	(7,346)	(2,919)	(3,442)	(4,125)
Discoveries and extensions, net of related costs	975	1,294	2,031	1,243	629	904
Purchases of proved reserves in place	146	16	58	77	-	14
Sales and transfers of proved reserves in place	(96)	(6,492)	(321)	(198)	(62)	(197)
Net change in prices and production costs	1,647	(1,825)	(14,632)	3,831	(1,446)	(4,204)
Revisions to quantity estimates	174	(1,242)	1,736	610	(1,567)	667
Accretion of discount	433	1,572	2,905	465	827	1,346
Previously estimated development costs incurred net of change in future development costs	216	737	1,923	(289)	1,474	315
Other	(28)	150	321	144	(26)	88
Net change in income taxes	(233)	2,774	3,375	(1,160)	1,309	2,356
Balance, end of year	5,289	4,089	12,714	6,147	4,343	6,647

				Total (1,2)
($ millions)				2010	2009	2008

Balance, beginning of year				8,432	19,361	32,147
Changes resulting from:
Sales of oil and gas produced during the period				(4,953)	(9,051)	(11,471)
Discoveries and extensions, net of related costs				2,218	1,923	2,935
Purchases of proved reserves in place				223	16	72
Sales and transfers of proved reserves in place				(294)	(6,554)	(518)
Net change in prices and production costs				5,478	(3,271)	(18,836)
Revisions to quantity estimates				784	(2,809)	2,403
Accretion of discount				898	2,399	4,251
Previously estimated development costs incurred net of change in future development costs				(73)	2,211	2,238
Other				116	124	409
Net change in income taxes				(1,393)	4,083	5,731
Balance, end of year				11,436	8,432	19,361

Notes:

(1)          2010 and 2009 future net cash flows have been calculated using 12-month average prices.  In 2008, future net cash flows were calculated using the 2008 year-end price.

(2)          Results prior to November 30, 2009 include reserves from Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-7	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Results of Operations

	Canada (1)			United States
($ millions)	2010	2009	2008	2010	2009	2008

Oil and gas revenues, net of royalties, and transportation	2,632	6,835	8,848	3,613	4,007	5,127
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	598	1,226	1,502	694	565	1,002
Depreciation, depletion and amortization	1,242	1,980	2,198	1,912	1,561	1,691
Operating income (loss)	792	3,629	5,148	1,007	1,881	2,434
Income taxes	223	1,059	1,502	365	698	937
Results of operations	569	2,570	3,646	642	1,183	1,497

	Other			Total (1)
($ millions)	2010	2009	2008	2010	2009	2008

Oil and gas revenues, net of royalties, and transportation	-	-	2	6,245	10,842	13,977
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	-	-	(2)	1,292	1,791	2,502
Depreciation, depletion and amortization	10	28	39	3,164	3,569	3,928
Operating income (loss)	(10)	(28)	(35)	1,789	5,482	7,547
Income taxes	-	-	-	588	1,757	2,439
Results of operations	(10)	(28)	(35)	1,201	3,725	5,108

Note:

(1)          Results of Operations prior to November 30, 2009 include Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-8	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Capitalized Costs and Costs Incurred

Capitalized Costs

	Canada (1)			United States
($ millions)	2010	2009	2008	2010	2009	2008
Proved oil and gas properties	24,972	21,459	33,466	21,944	19,843	15,755
Unproved oil and gas properties	1,114	728	870	1,043	1,178	3,399
Total capital cost	26,086	22,187	34,336	22,987	21,021	19,154
Accumulated DD&A	13,435	11,586	17,348	9,024	7,092	5,511
Net capitalized costs	12,651	10,601	16,988	13,963	13,929	13,643

	Other			Total (1)
($ millions)	2010	2009	2008	2010	2009	2008
Proved oil and gas properties	-	-	-	46,916	41,302	49,221
Unproved oil and gas properties	167	157	122	2,324	2,063	4,391
Total capital cost	167	157	122	49,240	43,365	53,612
Accumulated DD&A	167	147	112	22,626	18,825	22,971
Net capitalized costs	-	10	10	26,614	24,540	30,641

Note:

(1)          Results prior to November 30, 2009 include capitalized costs from Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

Costs Incurred

	Canada (1)			United States
($ millions)	2010	2009	2008	2010	2009	2008
Acquisitions
Unproved	395	46	32	97	46	1,006
Proved	197	178	119	44	-	17
Total acquisitions	592	224	151	141	46	1,023
Exploration costs	58	129	474	198	133	197
Development costs	2,153	2,588	3,485	2,301	1,688	2,485
Total costs incurred	2,803	2,941	4,110	2,640	1,867	3,705

	Other			Total (1)
($ millions)	2010	2009	2008	2010	2009	2008
Acquisitions
Unproved	-	-	-	492	92	1,038
Proved	-	-	-	241	178	136
Total acquisitions	-	-	-	733	270	1,174
Exploration costs	-	2	14	256	264	685
Development costs	-	-	-	4,454	4,276	5,970
Total costs incurred	-	2	14	5,443	4,810	7,829

Note:

(1)          Results prior to November 30, 2009 include costs incurred from Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-9	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Developed and Undeveloped Landholdings

The following table summarizes Encana’s developed, undeveloped and total landholdings as at December 31, 2010.

Landholdings (1 - 7)		Developed		Undeveloped		Total
(thousands of acres)		Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	— Fee	2,270	2,270	1,266	1,266	3,536	3,536
	— Crown	1,490	862	1,663	1,353	3,153	2,215
	— Freehold	299	169	106	62	405	231
		4,059	3,301	3,035	2,681	7,094	5,982
British Columbia	— Crown	1,001	889	2,703	2,176	3,704	3,065
	— Freehold	-	-	7	-	7	-
		1,001	889	2,710	2,176	3,711	3,065

Newfoundland and Labrador	— Crown	-	-	35	2	35	2
Nova Scotia	— Crown	21	21	20	9	41	30
Northwest Territories	— Crown	-	-	45	12	45	12
Total Canada		5,081	4,211	5,845	4,880	10,926	9,091
United States
Colorado	— Federal/State	184	172	518	482	702	654
	— Freehold	108	98	102	90	210	188
	— Fee	3	3	13	13	16	16
		295	273	633	585	928	858
Texas	— Federal/State	10	4	171	167	181	171
	— Freehold	158	115	360	253	518	368
	— Fee	-	-	4	2	4	2
		168	119	535	422	703	541
Louisiana	— Federal/State	1	1	3	2	4	3
	— Freehold	86	50	401	257	487	307
	— Fee	18	14	69	48	87	62
		105	65	473	307	578	372
Michigan	— Federal/State	-	-	364	364	364	364
	— Freehold	-	-	60	60	60	60
		-	-	424	424	424	424
Wyoming	— Federal/State	66	47	278	231	344	278
	— Freehold	5	4	14	11	19	15
		71	51	292	242	363	293
Other	— Federal/State	2	1	24	19	26	20
	— Freehold	1	1	37	27	38	28
	— Fee	-	-	60	52	60	52
		3	2	121	98	124	100
Total United States		642	510	2,478	2,078	3,120	2,588
International
Azerbaijan		-	-	346	17	346	17
Australia		-	-	104	40	104	40
Total International		-	-	450	57	450	57
Total		5,723	4,721	8,773	7,015	14,496	11,736

Encana Corporation	D-10	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

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

(2)	This table excludes approximately 3 million gross acres of fee lands with one or more substances or products under lease or sublease, reserving to Encana royalties or other interests.
(3)	Crown/Federal/State lands are those owned by the federal, provincial or state government or the First Nations, in which Encana has purchased a working interest lease.
(4)	Freehold lands are owned by individuals (other than a government or Encana), in which Encana holds a working interest lease.
(5)	Gross acres are the total area of properties in which Encana has an interest.
(6)	Net acres are the sum of Encana’s fractional interest in gross acres.
(7)

Undeveloped acreage refers to those acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled (1,2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2010
Canadian Division	22	15	-	-	-	-	22	15	31	53	15
USA Division	34	15	-	-	2	2	36	17	-	36	17
Total	56	30	-	-	2	2	58	32	31	89	32

2009
Canadian Division	34	24	1	1	-	-	35	25	25	60	25
USA Division	8	4	-	-	1	-	9	4	-	9	4
	42	28	1	1	1	-	44	29	25	69	29

Canada – Other (3)	-	-	4	4	-	-	4	4	8	12	4
Total	42	28	5	5	1	-	48	33	33	81	33

2008
Canadian Division	70	54	8	5	-	-	78	59	69	147	59
USA Division	26	14	-	-	-	-	26	14	-	26	14
	96	68	8	5	-	-	104	73	69	173	73

Canada – Other (3)	5	3	1	1	2	1	8	5	34	42	5

Other	-	-	-	-	3	1	3	1	-	3	1
Total	101	71	9	6	5	2	115	79	103	218	79

Notes:

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          Wells drilled from Canada – Other (former Canadian Plains and former Integrated Oil – Canada assets) were part of the assets transferred to Cenovus as part of the November 30, 2009 Split Transaction.

Encana Corporation	D-11	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Development Wells Drilled (1,2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2010 (3)
Canadian Division	1,270	1,190	1	1	-	-	1,271	1,191	203	1,474	1,191
USA Division	748	428	-	-	4	3	752	431	144	896	431
Total	2,018	1,618	1	1	4	3	2,023	1,622	347	2,370	1,622

2009
Canadian Division	731	672	3	2	-	-	734	674	143	877	674
USA Division	495	382	-	-	5	4	500	386	55	555	386
	1,226	1,054	3	2	5	4	1,234	1,060	198	1,432	1,060

Canada – Other (4)	560	507	144	120	8	8	712	635	255	967	635
Total	1,786	1,561	147	122	13	12	1,946	1,695	453	2,399	1,695

2008
Canadian Division	1,088	989	17	16	-	-	1,105	1,005	329	1,434	1,005
USA Division	904	736	-	-	-	-	904	736	378	1,282	736
	1,992	1,725	17	16	-	-	2,009	1,741	707	2,716	1,741

Canada – Other (4)	1,502	1,385	146	113	11	11	1,659	1,509	544	2,203	1,509

Total	3,494	3,110	163	129	11	11	3,668	3,250	1,251	4,919	3,250

Notes:

(1)   “Gross” wells are the total number of wells in which Encana has an interest.

(2)   “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)   At December 31, 2010, Encana was in the process of drilling the following exploratory and development wells: approximately 21 gross wells (21 net wells) in Canada and approximately 75 gross wells (49 net wells) in the U.S.

(4)   Wells drilled from Canada – Other (former Canadian Plains and former Integrated Oil – Canada assets) were part of the assets transferred to Cenovus as part of the November 30, 2009 Split Transaction.

Encana Corporation	D-12	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Production Volumes (After Royalties)

The following tables summarize the net daily average production volumes for Encana for the periods indicated.

Production Volumes

(After Royalties)

	2010
(average daily)	Annual	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Canadian Division	1,323	1,395	1,390	1,327	1,177
USA Division	1,861	1,835	1,791	1,875	1,946
	3,184	3,230	3,181	3,202	3,123
Liquids (bbls/d)
Canadian Division	13,149	11,327	14,262	13,462	13,558
USA Division	9,638	9,206	9,142	10,112	10,108
	22,787	20,533	23,404	23,574	23,666
Total Canadian & USA Divisions (MMcfe/d)	3,321	3,353	3,322	3,344	3,265

Canadian Division Total (MMcfe/d)	1,402	1,463	1,476	1,408	1,258
USA Division Total (MMcfe/d)	1,919	1,890	1,846	1,936	2,007
Total Canadian & USA Divisions (MMcfe/d)	3,321	3,353	3,322	3,344	3,265

(average daily)	2009	2008
Produced Gas (MMcf/d)
Canadian Division (1)	1,224	1,300
USA Division	1,616	1,633
	2,840	2,933
Canada - Other	762	905
Total Produced Gas (2)	3,602	3,838

Liquids (bbls/d)
Canadian Division (1)	15,880	19,980
USA Division	11,317	13,350
	27,197	33,330
Canada - Other	99,900	100,250
Total Liquids (2)	127,097	133,580
Total (MMcfe/d) (2)	4,365	4,639

Canadian Division Total (1) (MMcfe/d)	1,319	1,419
USA Division Total (MMcfe/d)	1,684	1,713
Total Canadian & USA Divisions (MMcfe/d)	3,003	3,132

Notes:

(1)   Excludes results for Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

(2)   Includes results for Canada – Other.

Per-Unit Results (After Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Encana Corporation	D-13	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Netbacks by Current Divisions & Country
(After Royalties)	2010
	Annual	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)
Canadian Division
Price, after royalties	4.10	3.73	3.69	3.92	5.21
Production and mineral taxes	0.01	-	0.02	0.02	0.01
Transportation	0.40	0.40	0.39	0.38	0.41
Operating	1.09	1.21	0.96	1.01	1.20
	2.60	2.12	2.32	2.51	3.59
USA Division
Price, after royalties	4.73	4.08	4.57	4.45	5.78
Production and mineral taxes	0.27	0.24	0.25	0.25	0.35
Transportation	0.97	0.98	1.00	0.97	0.95
Operating	0.58	0.59	0.62	0.62	0.48
	2.91	2.27	2.70	2.61	4.00
Total Canadian & USA Divisions
Price, after royalties	4.47	3.93	4.19	4.23	5.56
Production and mineral taxes	0.16	0.13	0.15	0.15	0.22
Transportation	0.73	0.73	0.74	0.73	0.74
Operating	0.79	0.86	0.77	0.78	0.75
	2.79	2.21	2.53	2.57	3.85
Liquids ($/bbl)
Canadian Division
Price, after royalties	64.79	69.24	59.44	63.80	67.71
Production and mineral taxes	0.44	0.51	0.37	0.53	0.35
Transportation	0.82	0.69	0.93	1.10	0.53
Operating	3.24	4.03	2.27	2.22	4.67
	60.29	64.01	55.87	59.95	62.16
USA Division
Price, after royalties	69.35	73.27	66.38	70.62	67.18
Production and mineral taxes	6.69	7.43	6.42	6.68	6.25
Transportation	-	-	-	-	-
	62.66	65.84	59.96	63.94	60.93
Total Canadian & USA Divisions
Price, after royalties	66.72	71.05	62.15	66.73	67.48
Production and mineral taxes	3.08	3.61	2.74	3.17	2.87
Transportation	0.47	0.38	0.57	0.63	0.30
Operating	1.87	2.22	1.38	1.26	2.67
	61.30	64.84	57.46	61.67	61.64
Total Netback ($/Mcfe)
Canadian Division
Price, after royalties	4.47	4.10	4.05	4.30	5.60
Production and mineral taxes	0.02	-	0.02	0.03	0.01
Transportation	0.38	0.39	0.38	0.37	0.39
Operating	1.06	1.19	0.93	0.97	1.17
	3.01	2.52	2.72	2.93	4.03
USA Division
Price, after royalties	4.94	4.32	4.76	4.68	5.94
Production and mineral taxes	0.30	0.27	0.27	0.28	0.38
Transportation	0.95	0.95	0.97	0.94	0.92
Operating	0.56	0.58	0.61	0.60	0.46
	3.13	2.52	2.91	2.86	4.18
Total Canadian & USA Divisions
Price, after royalties	4.74	4.22	4.45	4.52	5.81
Production and mineral taxes	0.18	0.15	0.16	0.17	0.23
Transportation	0.71	0.70	0.71	0.70	0.71
Operating	0.77	0.84	0.75	0.76	0.74
	3.08	2.53	2.83	2.89	4.13

Encana Corporation	D-14	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Netbacks by Current Divisions
(After Royalties)	Annual Average
	2009	2008
Produced Gas ($/Mcf)
Canadian Division (1)
Price, after royalties	3.71	8.12
Production and mineral taxes	0.03	0.06
Transportation	0.33	0.42
Operating	1.13	1.15
	2.22	6.49
USA Division
Price, after royalties	3.75	7.89
Production and mineral taxes	0.17	0.56
Transportation	0.90	0.84
Operating	0.55	0.59
	2.13	5.90
Total Canadian & USA Divisions
Price, after royalties	3.73	7.99
Production and mineral taxes	0.11	0.34
Transportation	0.66	0.66
Operating	0.80	0.84
	2.16	6.15
Liquids ($/bbl)
Canadian Division (1)
Price, after royalties	47.86	85.12
Production and mineral taxes	0.45	0.63
Transportation	1.06	1.64
Operating	3.62	5.41
	42.73	77.44
USA Division
Price, after royalties	48.56	83.18
Production and mineral taxes	4.39	7.25
Transportation	-	-
	44.17	75.93
Total Canadian & USA Divisions
Price, after royalties	48.15	84.38
Production and mineral taxes	2.09	3.27
Transportation	0.62	0.98
Operating	2.11	3.40
	43.33	76.73
Total Netback ($/Mcfe)
Canadian Division (1)
Price, after royalties	4.02	8.63
Production and mineral taxes	0.03	0.06
Transportation	0.32	0.41
Operating	1.09	1.13
	2.58	7.03
USA Division
Price, after royalties	3.92	8.17
Production and mineral taxes	0.19	0.59
Transportation	0.86	0.80
Operating	0.53	0.56
	2.34	6.22
Total Canadian & USA Divisions
Price, after royalties	3.96	8.38
Production and mineral taxes	0.12	0.35
Transportation	0.63	0.62
Operating	0.78	0.82
	2.43	6.59

Note:

(1)          Excludes results for Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-15	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Netbacks by Country
(After Royalties)	Annual Average
	2009	2008
Produced Gas ($/Mcf)
Canada (1)
Price, after royalties	3.64	7.97
Production and mineral taxes	0.04	0.08
Transportation	0.26	0.35
Operating	0.98	1.03
	2.36	6.51
United States
Price, after royalties	3.75	7.89
Production and mineral taxes	0.17	0.56
Transportation	0.90	0.84
Operating	0.55	0.59
	2.13	5.90
Total Encana (1)
Price, after royalties	3.69	7.94
Production and mineral taxes	0.10	0.28
Transportation	0.55	0.56
Operating	0.79	0.84
	2.25	6.26
Liquids ($/bbl)
Canada (1)
Price, after royalties	49.75	75.85
Production and mineral taxes	0.63	1.01
Transportation	1.53	1.70
Operating	9.21	10.57
	38.38	62.57
United States
Price, after royalties	48.56	83.18
Production and mineral taxes	4.39	7.25
Transportation	0.00	0.00
	44.17	75.93
Total Encana (1)
Price, after royalties	49.65	76.58
Production and mineral taxes	0.97	1.63
Transportation	1.39	1.53
Operating	8.39	9.55
	38.90	63.87
Total Netback ($/Mcfe)
Canada (1)
Price, net of royalties	4.84	9.13
Production and mineral taxes	0.05	0.10
Transportation	0.26	0.33
Operating	1.12	1.21
	3.41	7.49
United States
Price, after royalties	3.92	8.17
Production and mineral taxes	0.19	0.59
Transportation	0.86	0.80
Operating	0.53	0.56
	2.34	6.22
Total Encana (1)
Price, after royalties	4.49	8.77
roduction and mineral taxes	0.11	0.28
Transportation	0.49	0.50
Operating	0.89	0.97
	3.00	7.02

Note:

(1)   Results prior to November 30, 2009 include production from Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	D-16	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

The following tables summarize the impact of realized hedging on Encana’s netbacks.

Impact of Realized Hedging on Encana’s Canadian & USA Divisions Netbacks (1)

	2010
	Annual	Q4	Q3	Q2	Q1
Canadian Division ($/Mcfe)	0.93	1.02	0.94	1.16	0.55
USA Division ($/Mcfe)	1.00	1.07	1.11	1.27	0.55
Total ($/Mcfe)	0.97	1.05	1.04	1.22	0.55

	Annual Average
	2009	2008
Canadian Division ($/Mcfe)	2.93	(0.36)
USA Division ($/Mcfe)	3.27	0.34
Total ($/Mcfe)	3.12	0.03

Impact of Realized Hedging on Encana’s Total Netbacks (2)

	2010
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)	1.01	1.10	1.08	1.27	0.58
Liquids ($/bbl)	(0.60)	(2.14)	(0.36)	0.32	(0.41)
Total ($/Mcfe)	0.97	1.05	1.04	1.22	0.55

	Annual Average
	2009	2008
Natural Gas ($/Mcf)	3.33	(0.02)
Liquids ($/bbl)	0.83	(5.46)
Total ($/Mcfe)	2.77	(0.17)

Notes:

(1)          Results prior to November 30, 2009 exclude Canada – Other (former Canadian Plains and former Integrated Oil – Canada operations). These operations were transferred to Cenovus as part of the Split Transaction.

(2)          Results prior to November 30, 2009, include production from Canada – Other.

Encana Corporation	D-17	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Appendix E - Audit Committee Mandate

Last updated December 8, 2009. Last reviewed December 6, 2010.

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

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise.  In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•	An understanding of generally accepted accounting principles and financial statements;

•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

Encana Corporation	E-1	Annual Information Form (prepared in US$)

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

Encana Corporation	E-2	Annual Information Form (prepared in US$)

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

Encana Corporation	E-3	Annual Information Form (prepared in US$)

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

Encana Corporation	E-4	Annual Information Form (prepared in US$)

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

14.        Ensure that the Corporation’s presentations on net proved reserves have been reviewed with the Reserves Committee of the Board.

Encana Corporation	E-5	Annual Information Form (prepared in US$)

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

Encana Corporation	E-6	Annual Information Form (prepared in US$)

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

Internal Audit Department and Independence

30.        Meet on a periodic basis separately with the head of internal audit.

31.        Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.

Encana Corporation	E-7	Annual Information Form (prepared in US$)

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

44.        The Committee shall review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

Encana Corporation	E-8	Annual Information Form (prepared in US$)

45.        The Committee’s performance shall be evaluated annually by the Nominating and Corporate Governance Committee of the Board of Directors.

46.        Perform such other functions as required by law, the Corporation’s mandate or bylaws, or the Board of Directors.

47.        Consider any other matters referred to it by the Board of Directors.

Encana Corporation	E-9	Annual Information Form (prepared in US$)

Encana Corporation Management’s Discussion and Analysis For the year ended December 31, 2010 (U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2010, the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009, the unaudited Pro Forma Consolidated Financial Information for the year ended December 31, 2009 presented in Encana’s December 31, 2010 Supplemental Information, as well as Encana’s Information Circular Relating to an Arrangement Involving Cenovus Energy Inc. dated October 20, 2009.

The Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). As a Canadian issuer, Encana has prepared reserves information in accordance with Canadian securities regulatory requirements. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent crude oil, natural gas liquids (“NGLs”) and condensate volumes. This document is dated February 17, 2011.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Reserves Data and Other Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American natural gas producer focused on growing its strong portfolio of natural gas resource plays from northeast British Columbia to east Texas and Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders – attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Encana maintains a strong balance sheet and is committed to being a low-cost producer. Encana mitigates cost increases through continuing to improve operating efficiencies and technology innovation.

Encana is focused on sustainable, high-growth natural gas plays in major North American basins.  Encana has a history of entering resource plays early and leveraging technology to unlock resources. With the Company’s significant portfolio of natural gas resources, Encana has the capacity for substantial production growth.  This supports the Company’s long-term strategy of accelerating the value recognition of its assets with a goal of doubling production per share over the next five years from 2009 levels. Encana’s strategy for 2011 is to balance near term market uncertainty with continuing capital investment for long-term growth capacity.

Further information on expected 2011 results can be found in Encana’s 2011 Corporate Guidance on the Company’s website www.encana.com.

Encana Corporation	1	Management’s Discussion and Analysis (prepared in US$)

Encana’s Business

Encana’s operating and reportable segments are as follows:

•                  Canada includes the Company’s exploration for, development of, and production of natural gas and liquids and other related activities within the Canadian cost centre.

•                  USA includes the Company’s exploration for, development of, and production of natural gas and liquids and other related activities within the U.S. cost centre.

•                  Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.

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

Encana’s operations are currently divided into two operating divisions:

•                  Canadian Division, which includes natural gas exploration, development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia.  Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta.

•                  USA Division, which includes the natural gas exploration, development and production assets located in the U.S.  Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company.  The former Canadian Plains and Integrated Oil – Canada upstream operations were transferred to Cenovus and are presented as Canada – Other.  Canada – Other is reported as continuing operations.  The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.

Comparative Pro Forma and Consolidated Reporting

The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis.  Pro forma financial information is derived from Encana’s pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators (“CSA”).

•                  Encana’s 2009 and 2008 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana’s historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization (“DD&A”) and transaction costs. This information is presented to assist in understanding Encana’s historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

•                  Encana’s 2009 and 2008 consolidated results include both Encana and Cenovus operations.

Encana Corporation	2	Management’s Discussion and Analysis (prepared in US$)

Subsequent Event - Joint Venture Announcement

On February 9, 2011, Encana announced the signing of a Co-operation Agreement with PetroChina International Investment Company Limited (“PetroChina”), a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta. Under the Co-operation Agreement, the two companies would establish a 50/50 joint venture to develop the assets.

The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement. Financial impacts will be determined at the time the negotiations are complete.

2011 Transition to International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, the Company will be required to report its consolidated financial statements in accordance with IFRS, including 2010 comparative information.  Encana is in the final stages of its IFRS changeover plan and expects to report its first quarter 2011 results in accordance with IFRS in April 2011. Based on current International standards, Encana expects the transition to IFRS will not have a major impact on the Company’s operations, strategic decisions and Cash Flow.  Further information on the Company’s changeover plan and the expected impacts are discussed in the Accounting Policies and Estimates section of this MD&A.

Non-GAAP Measures

This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.  Non-GAAP measures include Cash Flow, Operating Earnings, Capitalization, Debt to Capitalization, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.

Results Overview

Summary of Results

Encana Financial Highlights

						Pro Forma
($ millions, except per share amounts)	2010	Q4	Q3	Q2	Q1	2009	Q4	Q3	Q2	Q1	2008

Cash Flow (1)	$ 4,439	$ 917	$ 1,132	$ 1,217	$ 1,173	$ 5,021	$ 930	$ 1,274	$ 1,430	$ 1,387	$ 6,354

per share – diluted	6.00	1.25	1.54	1.65	1.57	6.68	1.24	1.70	1.90	1.85	8.45

Operating Earnings (1)	665	68	98	81	418	1,767	373	378	472	544	2,605

per share – diluted	0.90	0.09	0.13	0.11	0.56	2.35	0.50	0.50	0.63	0.72	3.47

Net Earnings	1,499	(42)	569	(505)	1,477	749	233	(53)	92	477	3,405

per share – diluted	2.03	(0.06)	0.77	(0.68)	1.97	1.00	0.31	(0.07)	0.12	0.63	4.53

Capital Investment	4,773	1,427	1,227	1,099	1,020	3,755	1,127	794	713	1,121	5,255

Net Acquisitions & Divestitures	(150)	83	(31)	(84)	(118)	(815)	87	(964)	16	46	317

(1)          A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

As at and for the year ended December 31, 2010, Encana reported:

•	Realized financial natural gas, crude oil and other commodity hedging gains of $808 million after tax;

•	Total average production volumes of 3,321 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”), representing a 12 percent increase on a per share basis compared to pro forma 2009;

•	Average commodity prices, excluding financial hedges, of $4.74 per thousand cubic feet equivalent (“Mcfe”); and

Encana Corporation	3	Management’s Discussion and Analysis (prepared in US$)

•                  Proved reserves of 14.3 trillion cubic feet equivalent (“Tcfe”) after royalties utilizing forecast prices and costs.

For the quarter ended December 31, 2010, Encana reported:

•                  Realized financial natural gas, crude oil and other commodity hedging gains of $209 million after tax;

•                  Total average production volumes of 3,353 MMcfe/d, representing a 21 percent increase on a per share basis compared to pro forma 2009; and

•                  Average commodity prices, excluding financial hedges, of $4.22 per Mcfe.

Quarterly Realized and Market Benchmark Prices and Foreign Exchange Rates

(average for the period)	2010	Q4	Q3	Q2	Q1	2009	Q4	Q3	Q2	Q1	2008

Encana Realized Pricing (1)
Natural Gas ($/Mcf)
Including hedging	$ 5.48	$ 5.03	$ 5.27	$ 5.50	$ 6.14	$ 7.03	$ 6.44	$ 7.44	$ 7.02	$ 7.22	$ 8.06
Excluding hedging	4.47	3.93	4.19	4.23	5.56	3.73	4.47	3.19	3.09	4.18	7.99

Natural Gas Price Benchmarks
AECO (C$/Mcf)	4.13	3.58	3.72	3.86	5.36	4.14	4.23	3.02	3.66	5.63	8.13
NYMEX ($/MMBtu)	4.39	3.80	4.39	4.09	5.30	3.99	4.17	3.39	3.50	4.89	9.04
Rockies (Opal) ($/MMBtu)	3.94	3.44	3.53	3.66	5.14	3.09	3.97	2.69	2.37	3.31	6.25
Texas (HSC) ($/MMBtu)	4.38	3.78	4.33	4.04	5.36	3.78	4.16	3.31	3.44	4.21	8.67
Basis Differential ($/MMBtu)
AECO/NYMEX	0.40	0.28	0.83	0.32	0.19	0.40	0.19	0.67	0.39	0.35	1.23
Rockies/NYMEX	0.45	0.36	0.86	0.43	0.16	0.90	0.20	0.70	1.13	1.58	2.79
Texas/NYMEX (2)	0.01	0.02	0.06	0.05	(0.06)	0.21	0.01	0.08	0.06	0.68	0.37

Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.971	0.987	0.962	0.973	0.961	0.876	0.947	0.911	0.857	0.803	0.938

(1) 2009 and 2008 reflect pro forma natural gas pricing.
(2) Texas (HSC) was higher than NYMEX in the first quarter of 2010.

Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Excluding hedging, Encana’s 2010 average realized natural gas price reflected higher benchmark prices and narrowing basis differentials. Hedging activities contributed an additional $1.01 per thousand cubic feet (“Mcf”) to the average realized gas price in 2010.

As of January 31, 2011,  Encana has hedged approximately 1,762 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected February to December 2011 gas production using NYMEX fixed price contracts at an average price of $5.75 per Mcf.  In addition, Encana has hedged approximately 1,445 MMcf/d of expected 2012 gas production at an average price of $6.07 per Mcf.  The Company’s hedging program helps sustain cash flow during periods of lower prices.

Encana Corporation	4	Management’s Discussion and Analysis (prepared in US$)

Financial Results

Annual Cash Flow

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Cash From Operating Activities	$ 2,365	$ 5,041	$ 6,224	$ 7,873	$ 8,986
(Add back) deduct:
Net change in other assets and liabilities	(84)	38	(173)	23	(257)
Net change in non-cash working capital from continuing operations	(1,990)	(18)	43	(29)	(1,353)
Net change in non-cash working capital from discontinued operations	-	-	-	1,100	1,210
Cash Flow	$ 4,439	$ 5,021	$ 6,354	$ 6,779	$ 9,386

2010 versus 2009

Cash Flow of $4,439 million decreased $582 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher transportation expense and higher interest expense, partially offset by higher realized commodity prices and production volumes.  In the year ended December 31, 2010:

•                  Realized financial hedging gains were $808 million after tax compared to gains of $2,250 million after tax in 2009.

•                  Transportation expense increased $175 million due to higher production volumes and transporting volumes further to obtain higher price realizations.

•                  Interest expense increased $130 million primarily due to a lower debt carrying value used to determine pro forma interest for 2009.

•                  Average realized commodity prices, excluding financial hedges, were $4.74 per Mcfe compared to $3.96 per Mcfe in 2009.

•                  Average production volumes increased 11 percent to 3,321 MMcfe/d compared to 3,003 MMcfe/d in 2009.

Cash Flow decreased $2,340 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

2009 versus 2008

Pro forma Cash Flow of $5,021 million decreased $1,333 million from pro forma 2008 primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes, lower operating expenses and lower transportation expense. Expenses were lower primarily due to the lower U.S./Canadian dollar exchange rate and cost saving measures. Consolidated Cash Flow of $6,779 million decreased $2,607 million from consolidated 2008 primarily due to these factors and higher 2009 current tax related to the wind-up of the Company’s Canadian oil and gas partnership, partially offset by higher Cash Flow from discontinued operations.

Encana Corporation	5	Management’s Discussion and Analysis (prepared in US$)

Quarterly Cash Flow

	Three months ended December 31
($ millions)	2010	Pro Forma 2009	Consolidated 2009

Cash From Operating Activities	$ 919	$ 1,061	$ 1,471
(Add back) deduct:
Net change in other assets and liabilities	1	(5)	(13)
Net change in non-cash working capital from continuing operations	1	136	528
Net change in non-cash working capital from discontinued operations	-	-	353
Cash Flow	$ 917	$ 930	$ 603

Q4 2010 versus Q4 2009

Cash Flow of $917 million decreased $13 million from pro forma 2009 primarily due to lower realized financial hedging gains, lower realized commodity prices, partially offset by higher production volumes.  In the three months ended December 31, 2010:

•                  Realized financial hedging gains were $209 million after tax compared to gains of $328 million after tax in 2009.

•                  Average realized commodity prices, excluding financial hedges, were $4.22 per Mcfe compared to $4.77 per Mcfe in 2009.

•                  Average production volumes increased 18 percent to 3,353 MMcfe/d compared to 2,831 MMcfe/d in 2009.

Cash Flow increased $314 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives which was more than offset by higher 2009 current tax related to the wind-up of the Company’s Canadian oil and gas partnership which occurred in conjunction with the Split Transaction.

Annual Operating Earnings

			Pro Forma				Consolidated
	2010		2009		2008		2009		2008
($ millions, except per share amounts) (1)		Per share		Per share		Per share		Per share		Per share

Net Earnings, as reported	$ 1,499	$ 2.03	$ 749	$ 1.00	$ 3,405	$ 4.53	$ 1,862	$ 2.48	$ 5,944	$ 7.91
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	634	0.86	(1,352)	(1.80)	1,299	1.73	(1,792)	(2.38)	1,818	2.42
Non-operating foreign exchange gain (loss), after tax	200	0.27	334	0.45	(598)	(0.80)	159	0.21	(378)	(0.50)
Gain (loss) on discontinuance, after tax	-	-	-	-	99	0.13	-	-	99	0.13
Operating Earnings	$ 665	$ 0.90	$ 1,767	$ 2.35	$ 2,605	$ 3.47	$ 3,495	$ 4.65	$ 4,405	$ 5.86

(1)   Per share represents per common share – diluted.

2010 versus 2009

Operating Earnings of $665 million decreased $1,102 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher DD&A, higher transportation expense and higher interest expense, partially offset by higher realized commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $472 million as a result of increased production volumes and a higher U.S./Canadian dollar exchange rate.

Encana Corporation	6	Management’s Discussion and Analysis (prepared in US$)

Operating Earnings decreased $2,830 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

2009 versus 2008

Pro forma Operating Earnings of $1,767 million decreased $838 million from pro forma 2008 primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower DD&A, lower production and mineral taxes, lower operating expenses and lower transportation expense. Consolidated Operating Earnings of $3,495 million decreased $910 million from consolidated 2008 primarily due to these factors as well as higher Cash Flow from discontinued operations and a decrease in future income tax related to the wind-up of the Company’s Canadian oil and gas partnership and other items associated with the Split Transaction.

Quarterly Operating Earnings

	Three months ended December 31
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts) (1)		Per share		Per share		Per share

Net Earnings, as reported	$ (42)	$ (0.06)	$ 233	$ 0.31	$ 636	$ 0.85
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	(269)	(0.36)	(135)	(0.18)	(200)	(0.27)
Non-operating foreign exchange gain (loss), after tax	159	0.21	(5)	(0.01)	(19)	(0.02)
Operating Earnings	$ 68	$ 0.09	$ 373	$ 0.50	$ 855	$ 1.14

(1)     Per share represents per common share – diluted.

Q4 2010 versus Q4 2009

Operating Earnings of $68 million decreased $305 million from pro forma 2009 primarily due to lower realized financial hedging gains, lower realized commodity prices, higher DD&A and higher future income taxes, partially offset by higher production volumes.  Further to the items described in the Cash Flow section, DD&A increased $110 million as a result of higher production volumes.

Operating Earnings decreased $787 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

Annual Net Earnings

2010 versus 2009

Net Earnings of $1,499 million increased $750 million from pro forma 2009 primarily due to higher realized commodity prices, higher combined realized and unrealized financial hedging gains and higher production volumes, partially offset by higher DD&A, higher transportation expense, higher interest expense and lower non-operating foreign exchange gains.  Further to the items discussed in the Cash Flow and Operating Earnings sections, in the year ended December 31, 2010:

•	Unrealized financial hedging gains were $634 million after tax compared to losses of $1,352 million after tax in 2009.

•

Non-operating foreign exchange gains were $200 million after tax compared to gains of $334 million after tax in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate and settlement of intercompany transactions.

Net Earnings decreased $363 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

2009 versus 2008

Pro forma Net Earnings of $749 million decreased $2,656 million from pro forma 2008 primarily due to lower realized commodity prices, production volumes and combined realized and unrealized financial hedging gains.

Encana Corporation	7	Management’s Discussion and Analysis (prepared in US$)

These were partially offset by higher non-operating foreign exchange gains, lower DD&A and lower upstream expenses.  Consolidated Net Earnings of $1,862 million decreased $4,082 million from consolidated 2008 primarily due to these factors, partially offset by higher Net Earnings from discontinued operations and a decrease in future income tax related to the wind-up of the Company’s Canadian oil and gas partnership and other items associated with the Split Transaction.

Summary of Hedging Impacts on Net Earnings

	Year ended December 31
		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Unrealized Hedging Gains (Losses), after tax (1)	$ 634	$ (1,352)	$ 1,299	$ (1,792)	$ 1,818
Realized Hedging Gains (Losses), after tax	808	2,250	(6)	2,935	(219)
Hedging Impacts on Net Earnings	$ 1,442	$ 898	$ 1,293	$ 1,143	$ 1,599

(1)     Included in Corporate and Other financial results.

Commodity price volatility impacts Cash Flow. As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses.  Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Quarterly Net Earnings

Q4 2010 versus Q4 2009

Net Earnings, a loss of $42 million, decreased $275 million from pro forma 2009 primarily due to lower combined realized and unrealized financial hedging gains, lower realized commodity prices and higher DD&A, partially offset by higher production volumes and higher non-operating foreign exchange gains. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the three months ended December 31, 2010:

•	Unrealized financial hedging losses were $269 million after tax compared to losses of $135 million after tax in 2009.

•

Non-operating foreign exchange gains were $159 million after tax compared to losses of $5 million after tax in 2009. These gains and losses primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate and settlement of intercompany transactions.

Net Earnings decreased $678 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

Summary of Hedging Impacts on Net Earnings

	Three months ended December 31
($ millions)	2010	Pro Forma 2009	Consolidated 2009

Unrealized Hedging Gains (Losses), after tax (1)	$ (269)	$ (135)	$ (200)
Realized Hedging Gains (Losses), after tax	209	328	423
Hedging Impacts on Net Earnings	$ (60)	$ 193	$ 223

(1)     Included in Corporate and Other financial results.

Encana Corporation	8	Management’s Discussion and Analysis (prepared in US$)

Summary of Consolidated Net Earnings

($ millions, except per share amounts)	2010	Q4	Q3	Q2	Q1	2009	Q4	Q3	Q2	Q1	2008

Continuing Operations
Net Earnings from Continuing Operations	$ 1,499	$ (42)	$ 569	$ (505)	$ 1,477	$ 1,830	$ 589	$ 39	$ 211	$ 991	$ 6,499
per share – basic	2.03	(0.06)	0.77	(0.68)	1.97	2.44	0.78	0.05	0.28	1.32	8.66
per share – diluted	2.03	(0.06)	0.77	(0.68)	1.97	2.44	0.78	0.05	0.28	1.32	8.64

Total Consolidated
Net Earnings	1,499	(42)	569	(505)	1,477	1,862	636	25	239	962	5,944
per share – basic	2.03	(0.06)	0.77	(0.68)	1.97	2.48	0.85	0.03	0.32	1.28	7.92
per share – diluted	2.03	(0.06)	0.77	(0.68)	1.97	2.48	0.85	0.03	0.32	1.28	7.91

Total Assets	34,020					33,827					47,247
Total Long-Term Debt	7,629					7,768					9,005
Revenues, After Royalties	8,870	1,431	2,425	1,469	3,545	11,114	2,712	2,271	2,449	3,682	21,053

The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current year results.  Net Earnings from Continuing Operations for 2009 and 2008 include results for Canada – Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are reported as discontinued operations.

Reserves Quantities

Since inception, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of the Company’s natural gas and liquids reserves annually. The Company has a Reserves Committee of independent Board of Directors members, which reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

Encana’s disclosure of reserves data is in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 (“NI 51-101”). Encana’s 2010 disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs.

In previous years, the Company’s disclosure was in accordance with U.S. regulatory requirements as permitted by an exemption order issued by the CSA which has expired. The Company’s 2010 reserves disclosure in accordance with U.S. regulatory requirements is available in Encana’s Annual Information Form (“AIF”).

Encana Corporation	9	Management’s Discussion and Analysis (prepared in US$)

Proved Reserves Reconciliation - Before Royalties

	Natural Gas (Bcf)			Liquids (MMbbls)
(forecast prices)	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2009	6,111	8,172	14,283	41.6	55.7	97.3	14,867
Extensions	1,117	1,279	2,396	21.1	2.4	23.5	2,538
Discoveries	60	43	103	0.6	-	0.6	106
Technical revisions	19	1,002	1,021	6.7	0.5	7.2	1,064
Economic factors	(90)	21	(69)	(0.1)	(0.1)	(0.2)	(70)
Acquisitions	132	92	224	0.5	0.6	1.1	230
Dispositions	(90)	(455)	(545)	(2.8)	(7.3)	(10.1)	(605)
Production	(504)	(855)	(1,359)	(5.7)	(4.4)	(10.1)	(1,420)
December 31, 2010	6,755	9,299	16,054	61.9	47.4	109.3	16,710

Encana’s 2010 proved reserves before royalties of approximately 17 Tcfe increased by 12 percent over 2009 due to ongoing development and delineation activities.  Additions of approximately 3.6 Tcfe, before acquisitions and divestitures, replaced 256 percent of production before royalties during the year.

Proved Reserves Reconciliation - After Royalties

	Natural Gas (Bcf)			Liquids (MMbbls)
(forecast prices)	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2009	5,675	6,605	12,280	37.2	45.1	82.3	12,774
Extensions and discoveries	1,115	1,678	2,793	11.1	4.3	15.4	2,885
Revisions (1)	(50)	177	127	13.0	(2.6)	10.4	189
Acquisitions	124	82	206	0.4	0.5	0.9	212
Dispositions	(83)	(386)	(469)	(2.1)	(5.3)	(7.4)	(513)
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)	(1,212)
December 31, 2010	6,298	7,477	13,775	54.8	38.5	93.3	14,335

(1)     Includes economic factors.

Encana’s 2010 proved reserves after royalties of approximately 14.3 Tcfe increased by 12 percent over 2009 due to ongoing development and delineation activities.  Additions of approximately 3.1 Tcfe, before acquisitions and divestitures, replaced 254 percent of production after royalties during the year.

Forecast Prices

	Natural Gas		Liquids
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)

2009 Price Assumptions
2010	5.50	5.49	75.00	76.84
2011 - 2014	6.50	6.39 - 6.04	75.00	76.84
Thereafter	6.50	6.04	75.00	76.84

2010 Price Assumptions
2011	4.73	4.35	79.53	81.93
2012 - 2015	5.33 - 6.01	4.94 - 5.78	82.65 - 86.68	85.88 - 91.61
Thereafter	6.18 - 6.63	5.97 - 6.48	83.72	88.37

(1)     Mixed Sweet Blend at Edmonton.

Encana Corporation	10	Management’s Discussion and Analysis (prepared in US$)

Production and Net Capital Investment

Production Volumes (After Royalties)

(average daily)	2010	Q4	Q3	Q2	Q1	2009	Q4	Q3	Q2	Q1	2008

Produced Gas (MMcf/d) (1)
Canadian Division	1,323	1,395	1,390	1,327	1,177	1,224	1,071	1,201	1,343	1,281	1,300
USA Division	1,861	1,835	1,791	1,875	1,946	1,616	1,616	1,524	1,581	1,746	1,633
	3,184	3,230	3,181	3,202	3,123	2,840	2,687	2,725	2,924	3,027	2,933
Liquids (bbls/d) (1)
Canadian Division	13,149	11,327	14,262	13,462	13,558	15,880	12,477	15,909	17,624	17,567	19,980
USA Division	9,638	9,206	9,142	10,112	10,108	11,317	11,586	10,325	11,699	11,671	13,350
	22,787	20,533	23,404	23,574	23,666	27,197	24,063	26,234	29,323	29,238	33,330
Total (MMcfe/d) (1)
Canadian Division	1,402	1,463	1,476	1,408	1,258	1,319	1,145	1,297	1,449	1,387	1,419
USA Division	1,919	1,890	1,846	1,936	2,007	1,684	1,686	1,586	1,651	1,816	1,713
	3,321	3,353	3,322	3,344	3,265	3,003	2,831	2,883	3,100	3,203	3,132

Canada – Other (MMcfe/d) (2)	-	-	-	-	-	1,362	970	1,504	1,502	1,472	1,507
Total Volumes (MMcfe/d)	3,321	3,353	3,322	3,344	3,265	4,365	3,801	4,387	4,602	4,675	4,639

(1)          Represents pro forma volumes for 2009 and 2008.

(2)          Canada – Other represents former volumes from Canadian Plains and Integrated Oil – Canada operations which were transferred to Cenovus.

2010 versus 2009

Average production volumes of 3,321 MMcfe/d increased 11 percent, or 318 MMcfe/d, from pro forma 2009 volumes.  Higher volumes were primarily due to increased production in certain USA and Canadian Division key resource plays due to successful drilling programs and bringing on shut-in and curtailed production.  The increase was partially offset by lower 2010 volumes of approximately 130 MMcfe/d resulting from net divestitures in both the Canadian and USA Divisions.

2009 versus 2008

Pro forma average production volumes of 3,003 MMcfe/d decreased 4 percent, or 129 MMcfe/d, from pro forma 2008. Lower volumes were primarily due to shut-in and curtailed production, delayed completions and tie-ins due to the low-price environment and natural declines in conventional properties.

Q4 2010 versus Q4 2009

Average production volumes of 3,353 MMcfe/d increased 18 percent, or 522 MMcfe/d, from pro forma 2009 volumes. Higher volumes were primarily due to increased production in certain USA and Canadian Division key resource plays due to successful drilling programs and bringing on shut-in and curtailed production. The increase was partially offset by lower 2010 volumes of approximately 90 MMcfe/d resulting from net divestitures in both the Canadian and USA Divisions.

Encana Corporation	11	Management’s Discussion and Analysis (prepared in US$)

Net Capital Investment

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Canadian Division	$ 2,211	$ 1,869	$ 2,459	$ 1,869	$ 2,459
USA Division	2,499	1,821	2,682	1,821	2,682
Market Optimization	2	-	1	2	17
Corporate & Other	61	65	113	85	165
Canada – Other (1)	-	-	-	848	1,500
Capital Investment	4,773	3,755	5,255	4,625	6,823
Acquisitions	733	260	1,174	260	1,174
Divestitures	(883)	(1,075)	(857)	(1,161)	(857)
Net Acquisitions and Divestitures	(150)	(815)	317	(901)	317
Canada – Other (1,2)	-	-	-	(14)	(47)
Discontinued Operations (3)	-	-	-	829	478
Net Capital Investment	$ 4,623	$ 2,940	$ 5,572	$ 4,539	$ 7,571

(1)          Canada – Other represents former Canadian Plains and Integrated Oil – Canada operations that were transferred to Cenovus.

(2)          Represents net acquisitions and divestitures for Canada – Other.

(3)          The former Integrated Oil U.S. Downstream Refining operations transferred to Cenovus are included in discontinued operations.

2010 versus 2009

Capital investment during 2010 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $4,773 million was higher compared to pro forma 2009 primarily due to increased spending on developing Haynesville and Horn River and an increase in the average U.S./Canadian dollar exchange rate.

Acquisitions include land and property purchases that are complementary to existing Company assets.  In 2010, total acquisitions were $592 million (2009 - $190 million) in the Canadian Division and $141 million (2009 - $46 million) in the USA Division.

In 2010, the Company had non-core asset divestitures for proceeds of $288 million (2009 - $1,000 million) in the Canadian Division and $595 million (2009 - $73 million) in the USA Division.

Corporate capital investment was primarily directed towards business information systems, leasehold improvements and office furniture.  In February 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project, which is currently under construction. Cost-of-design changes to the building and leasehold improvements are shared equally by Encana and Cenovus.

2009 versus 2008

Pro forma capital investment of $3,755 million was lower compared to pro forma 2008 primarily due to reduced upstream activity levels as well as a decrease in the average U.S./Canadian dollar exchange rate.

Encana Corporation	12	Management’s Discussion and Analysis (prepared in US$)

Divisional Results

Canadian Division

Operating Cash Flow and Netbacks

	2010		2009		2008
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$ 2,350	$ 4.47	$ 1,962	$ 4.02	$ 4,541	$ 8.63
Realized Financial Hedging Gain (Loss)	479		1,400		(186)
Expenses
Production and mineral taxes	8	0.02	14	0.03	33	0.06
Transportation	197	0.38	154	0.32	239	0.41
Operating	561	1.06	536	1.09	609	1.13
Operating Cash Flow / Netback	$ 2,063	$ 3.01	$ 2,658	$ 2.58	$ 3,474	$ 7.03
Realized Financial Hedging Gain (Loss)		0.93		2.93		(0.36)
Netback including Realized Financial Hedging		$ 3.94		$ 5.51		$ 6.67

2010 versus 2009

Operating Cash Flow of $2,063 million decreased $595 million primarily due to lower realized financial hedging gains, higher transportation expenses and higher operating expenses, partially offset by higher realized commodity prices and production volumes. In the year ended December 31, 2010:

•                  Realized financial hedging gains were $479 million compared to $1,400 million in 2009 on a before tax basis.

•                  Transportation expenses increased $43 million and operating expenses increased $25 million primarily due to higher production volumes and a higher U.S./Canadian dollar exchange rate.

•                  Higher realized commodity prices, excluding the impact of financial hedging, resulted in an increase of $272 million in revenues, which reflects the changes in benchmark prices and basis differentials.

•                  Average production volumes of 1,402 MMcfe/d increased 6 percent compared to 1,319 MMcfe/d in 2009, resulting in an increase of $116 million in revenues.

2009 versus 2008

Operating Cash Flow of $2,658 million decreased $816 million primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower transportation expenses and lower operating expenses due to the lower U.S./Canadian dollar exchange rate.

Encana Corporation	13	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Daily Production (MMcfe/d after royalties)			Capital ($ millions)			Drilling Activity (net wells drilled) (1)
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Greater Sierra (2)	236	204	226	$ 515	$ 264	$ 392	47	57	106
Cutbank Ridge (3)	401	314	300	499	439	690	62	71	82
Bighorn	239	175	189	345	272	401	51	69	64
CBM	317	316	304	443	292	358	1,044	490	698
Key Resource Plays	1,193	1,009	1,019	1,802	1,267	1,841	1,204	687	950
Other	209	310	400	409	602	618	2	12	114
Total Canadian Division	1,402	1,319	1,419	$ 2,211	$ 1,869	$ 2,459	1,206	699	1,064

(1)          Net drilling activity reflects changes in working interest and minor divestitures.

(2)          2010 includes Horn River, which had production of 29 MMcfe/d (2009 - 9 MMcfe/d, 2008 - 4 MMcfe/d), capital of $406 million (2009 - $179 million, 2008 - $63 million) and 16 net wells drilled (2009 - 21 net wells, 2008 - 5 net wells).

(3)          2010 includes Montney, which had production of 274 MMcfe/d (2009 - 173 MMcfe/d, 2008 - 134 MMcfe/d), capital of $405 million (2009 - $389 million, 2008 - $277 million) and 54 net wells drilled (2009 - 64 net wells, 2008 - 61 net wells).

Production Volumes

•  Average production volumes of 1,463 MMcfe/d increased 28 percent in the fourth quarter of 2010 compared to the same period of 2009. Average production volumes of 1,402 MMcfe/d in 2010 increased 6 percent compared to 2009.

•  This increase in production is primarily due to successful drilling programs at Cutbank Ridge and Bighorn, bringing on shut-in and curtailed production volumes and completing wellhead upgrade maintenance. This is partially offset by lower volumes of approximately 10 MMcfe/d in the fourth quarter and 65 MMcfe/d in 2010 due to net divestitures.

Capital Investment

In 2009 and 2010, capital investment was primarily focused on the Canadian Division key resource plays, as well as Deep Panuke.

Encana Corporation	14	Management’s Discussion and Analysis (prepared in US$)

USA Division

Operating Cash Flow and Netbacks

	2010		2009		2008
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$ 3,577	$ 4.94	$ 2,525	$ 3.92	$ 5,413	$ 8.17
Realized Financial Hedging Gain	698		2,012		216
Expenses
Production and mineral taxes	209	0.30	118	0.19	370	0.59
Transportation	662	0.95	530	0.86	502	0.80
Operating	468	0.56	434	0.53	618	0.56
Operating Cash Flow / Netback	$ 2,936	$ 3.13	$ 3,455	$ 2.34	$ 4,139	$ 6.22
Realized Financial Hedging Gain		1.00		3.27		0.34
Netback including Realized Financial Hedging		$ 4.13		$ 5.61		$ 6.56

2010 versus 2009

Operating Cash Flow of $2,936 million decreased $519 million primarily due to lower realized financial hedging gains, higher transportation expenses and higher production and mineral taxes, partially offset by higher realized commodity prices and production volumes. In the year ended December 31, 2010:

•                  Realized financial hedging gains were $698 million compared to $2,012 million in 2009 on a before tax basis.

•                  Transportation expenses increased $132 million primarily due to increased production volumes and transporting volumes further to obtain higher price realizations.

•                  Production and mineral taxes increased $91 million primarily due to higher natural gas prices and a reduction in production tax credits.

•                  Higher realized commodity prices, excluding the impact of financial hedging, resulted in an increase of $742 million in revenues, which reflects the changes in benchmark prices and basis differentials.

•                  Average production volumes of 1,919 MMcfe/d increased 14 percent compared to 1,684 MMcfe/d in 2009, resulting in an increase of $305 million in revenues.

2009 versus 2008

Operating Cash Flow of $3,455 million decreased $684 million primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes and lower operating expenses.

Encana Corporation	15	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Daily Production (MMcfe/d after royalties)			Capital ($ millions)			Drilling Activity (net wells drilled) (1)
	2010	2009	2008	2010	2009	2008	2010	2009	2008

Jonah	559	601	635	$ 374	$ 346	$ 526	112	108	175
Piceance	458	373	400	224	183	525	125	129	328
East Texas	348	324	335	206	343	640	16	38	78
Haynesville	303	71	10	1,261	541	137	106	49	7
Fort Worth	124	139	145	93	103	275	30	26	83
Key Resource Plays	1,792	1,508	1,525	2,158	1,516	2,103	389	350	671
Other	127	176	188	341	305	579	59	40	79
Total USA Division	1,919	1,684	1,713	$ 2,499	$ 1,821	$ 2,682	448	390	750

(1)  Net drilling activity reflects changes in working interest and minor divestitures.

Production Volumes

•      Average production volumes of 1,890 MMcfe/d increased 12 percent in the fourth quarter of 2010 compared to the same period of 2009.  Average production volumes of 1,919 MMcfe/d increased 14 percent in 2010 compared to 2009.

•      This increase in production is primarily due to drilling and operational success in Haynesville and Piceance as well as bringing on shut-in and curtailed production volumes. This is partially offset by natural declines and lower volumes of approximately 80 MMcfe/d in the fourth quarter and 65 MMcfe/d in 2010 due to net divestitures.

Capital Investment

In 2009, capital investment was primarily focused on Haynesville, Jonah and East Texas.  In 2010, capital investment was focused on Haynesville as well as other USA Division key resource plays.

Encana Corporation	16	Management’s Discussion and Analysis (prepared in US$)

Canada – Other

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Revenues, Net of Royalties and excluding Hedging	$ -	$ -	$ -	$ 3,239	$ 6,017
Realized Financial Hedging Gain (Loss)	-	-	-	984	(322)
Expenses
Production and mineral taxes	-	-	-	39	75
Transportation	-	-	-	596	963
Operating	-	-	-	582	724
Purchased product	-	-	-	(85)	(151)
Operating Cash Flow	$ -	$ -	$ -	$ 3,091	$ 4,084

Canada – Other is comprised of upstream results from Canadian Plains and Integrated Oil – Canada operations, which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

Market Optimization

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Revenues	$ 797	$ 861	$ 1,529	$ 1,607	$ 2,655
Expenses
Operating	33	16	27	26	45
Purchased product	739	820	1,476	1,545	2,577
Operating Cash Flow	25	25	26	36	33
DD&A	11	10	11	20	15
Segment Income	$ 14	$ 15	$ 15	$ 16	$ 18

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Revenues and purchased product expenses decreased in 2010 compared to pro forma 2009 mainly due to lower volumes required for optimization, partially offset by higher commodity prices.

Pro forma revenues and purchased product expenses decreased in 2009 from 2008 due to lower commodity prices, partially offset by higher volumes required for optimization. Consolidated revenues and purchased product expenses decreased in 2009 from 2008 also due to these factors.

Corporate and Other

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Revenues	$ 969	$ (2,028)	$ 1,992	$ (2,615)	$ 2,719
Expenses
Operating	(1)	22	(2)	49	(13)
DD&A	77	103	108	143	131
Segment Income	$ 893	$ (2,153)	$ 1,886	$ (2,807)	$ 2,601

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Encana Corporation	17	Management’s Discussion and Analysis (prepared in US$)

Expenses

		Pro Forma (1)		Consolidated
($ millions)	2010	2009	2008	2009	2008

Administrative	$ 359	$ 359	$ 329	$ 477	$ 447
Interest, net	501	371	368	405	402
Accretion of asset retirement obligation	46	37	40	71	77
Foreign exchange (gain) loss, net	(216)	(312)	673	(22)	423
(Gain) loss on divestitures	2	2	(143)	2	(141)
Total Corporate Expenses	$ 692	$ 457	$ 1,267	$ 933	$ 1,208

(1)          Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.

2010 versus 2009

Total corporate expenses of $692 million increased $235 million from pro forma 2009 as a result of higher interest expense and lower foreign exchange gains. In the year ended December 31, 2010:

•     Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.

•     Foreign exchange gains were $216 million compared to $312 million in 2009, primarily resulting from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate offset by foreign exchange losses arising from intercompany transaction settlements and revaluations of monetary assets and liabilities.

Total corporate expenses decreased $241 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

2009 versus 2008

Pro forma corporate expenses of $457 million decreased $810 million from pro forma 2008 as a result of foreign exchange gains in 2009 compared to foreign exchange losses in 2008, partially offset by a 2008 gain on divestiture related to interests in Brazil.  Consolidated corporate expenses of $933 million decreased $275 million from consolidated 2008 primarily due to these factors.

Encana Corporation	18	Management’s Discussion and Analysis (prepared in US$)

Income Tax

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Current Income Tax	$ (213)	$ 550	$ 568	$ 1,908	$ 997
Future Income Tax	774	(438)	1,297	(1,799)	1,723
Total Income Tax	$ 561	$ 112	$ 1,865	$ 109	$ 2,720

Encana’s effective tax rate was approximately 27 percent for 2010, 13 percent for pro forma 2009 and 35 percent for pro forma 2008.  The effective tax rate was 6 percent for consolidated 2009 and 30 percent for consolidated 2008. The effective tax rate in any period is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustments to estimates, changes to tax rates and other tax legislation in each jurisdiction. Permanent differences are comprised of a variety of items, including:

•                  The non-taxable portion of Canadian capital gains or losses;

•                  International financing; and

•                  Foreign exchange (gains) losses not included in net earnings.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.

2010 versus 2009

In 2010 compared to pro forma 2009:

•                  Current income tax expense, a recovery of $213 million, decreased $763 million primarily due to lower Cash Flow resulting from lower realized hedging gains partially offset by higher realized commodity prices and production volumes.  Higher capital expenditures also contributed to the decrease in current income tax.

•                  Total income tax expense of $561 million increased $449 million due to higher net earnings before income tax primarily resulting from the combined impact of realized and unrealized hedging gains and higher realized commodity prices and production volumes.

Total income tax expense in 2010 increased $452 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus upstream results in the 2009 consolidated comparatives.

2009 versus 2008

For pro forma 2009 compared to pro forma 2008:

•                  Current income tax expense of $550 million decreased $18 million primarily due to lower Cash Flow resulting from lower realized commodity prices and production volumes, partially offset by higher realized hedging gains.

•                  Total income tax expense of $112 million decreased $1,753 million primarily due to lower realized commodity prices and production volumes and lower combined realized and unrealized hedging gains.

Consolidated current income tax expense of $1,908 million increased $911 million from consolidated 2008 primarily due to the wind-up of the Company’s Canadian oil and gas partnership which occurred in conjunction with the Split Transaction. Consolidated total income tax expense of $109 million decreased $2,611 million from consolidated 2008 primarily due to lower net earnings before income tax.

Encana Corporation	19	Management’s Discussion and Analysis (prepared in US$)

Depreciation, Depletion and Amortization

		Pro Forma		Consolidated
($ millions)	2010	2009	2008	2009	2008

Canada	$ 1,242	$ 1,096	$ 1,286	$ 1,980	$ 2,198
USA	1,912	1,561	1,691	1,561	1,691
Market Optimization	11	10	11	20	15
Corporate & Other	77	103	108	143	131
Total DD&A	$ 3,242	$ 2,770	$ 3,096	$ 3,704	$ 4,035

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.

2010 versus 2009

Total DD&A of $3,242 million increased $472 million from pro forma 2009. The increase was the result of higher production volumes and a higher U.S./Canadian dollar exchange rate.

DD&A decreased $462 million from consolidated 2009 primarily due to inclusion of Cenovus in the 2009 consolidated comparatives, partially offset by the factors described above.

2009 versus 2008

Pro forma DD&A of $2,770 million decreased $326 million from pro forma 2008 due to lower production volumes and a lower U.S./Canadian dollar exchange rate.  Consolidated DD&A of $3,704 million decreased $331 million from consolidated 2008 due to lower production volumes and a lower U.S./Canadian dollar exchange rate.

Discontinued Operations

Encana has rationalized its operations to focus on upstream natural gas exploration and production activities in North America.  Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. Net earnings from discontinued operations in 2009 was $32 million (2008 - $555 million loss).

Encana Corporation	20	Management’s Discussion and Analysis (prepared in US$)

Liquidity and Capital Resources

($ millions)	2010	2009	2008

Net Cash From (Used In)
Operating activities	$ 2,365	$ 7,873	$ 8,986
Investing activities	(4,729)	(4,806)	(7,542)
Financing activities	(1,284)	835	(1,439)
Foreign exchange gain/(loss) on cash and cash equivalents held in foreign currency	2	19	(33)
Increase (Decrease) in Cash and Cash Equivalents	$ (3,646)	$ 3,921	$ (28)
Pro Forma Net Cash from Operating Activities		$ 5,041	$ 6,224

Operating Activities

Net cash from operating activities in 2010 of $2,365 million decreased $2,676 million from pro forma 2009 of $5,041 million. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as the change in non-cash working capital. The net change in non-cash working capital of ($1,990) million for 2010 reflects a one time $1,775 million tax payment which included the incremental tax accrued in 2009 related to the wind-up of the Company’s Canadian oil and gas partnership.  The wind-up occurred in conjunction with the Split Transaction.

Net cash from operating activities in 2009 decreased from 2008 primarily due to the items discussed in the Cash Flow section of this MD&A.

The Company had a working capital surplus of $78 million at December 31, 2010 compared to a surplus of $1,550 million at December 31, 2009. The surplus in 2009 primarily resulted from the proceeds received in conjunction with the Split Transaction. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used for investing activities in 2010 of $4,729 million decreased $77 million compared to consolidated 2009, which included $1,699 million of capital investment related to Cenovus operations. In 2010, capital investment for the Canadian and USA Divisions of $4,710 million increased $1,020 million and net divestitures decreased $687 million compared to 2009. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A. Capital investment for 2010 was funded by Cash Flow and existing cash and cash equivalents on hand at the beginning of the year.

Consolidated net cash used for investing activities in 2009 of $4,806 million decreased $2,736 million from 2008 primarily due to lower capital investment and an increase in net divestitures.

Financing Activities

Credit Facilities and Shelf Prospectuses

Encana’s total long-term debt, including current portion, was $7,629 million at December 31, 2010 compared to $7,768 million at December 31, 2009. In 2010, the repayment of long-term debt was $200 million compared to a net repayment of $1,606 million for the same period in 2009, excluding the Cenovus notes. During 2009, in conjunction with the Split Transaction, Cenovus completed a private offering of unsecured notes for net proceeds of $3,468 million. Upon completion of the Split Transaction, Cenovus used the proceeds to settle the Cenovus notes due to Encana.

Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

Encana Corporation	21	Management’s Discussion and Analysis (prepared in US$)

As at December 31, 2010, Encana had available unused committed bank credit facilities in the amount of $5.1 billion.

•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.5 billion) that remains committed through October 2012.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.

As at December 31, 2010, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

•

Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada.  At December 31, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.  The shelf prospectus expires in June 2011.

•

On April 1, 2010, Encana renewed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At December 31, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.

Normal Course Issuer Bid

Encana has received regulatory approval under Canadian securities law to purchase common shares under nine consecutive annual Normal Course Issuer Bids (“NCIB”). During 2010, the Company purchased 15.4 million common shares at an average price of approximately $32.42 for total consideration of approximately $499 million. During 2009, the Company did not purchase any of its common shares. During 2008, the Company purchased 4.8 million common shares for total consideration of approximately $326 million.

Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced December 14, 2010 and terminates on December 13, 2011. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in 2010 were $590 million (2009 - $1,051 million; 2008 - $1,199 million) or $0.80 per share (2009 - $1.40 per share; 2008 - $1.60 per share). From the first quarter of 2008 to the completion of the Split Transaction, Encana paid a quarterly dividend of $0.40 per share. On December 31, 2009, after the Split Transaction, Encana paid a quarterly dividend of $0.20 per share.  Encana continued to pay a quarterly dividend of $0.20 per share in 2010. On February 9, 2011, the Board of Directors declared a dividend of $0.20 per share payable on March 31, 2011.

Outstanding Share Data

As at December 31, 2010, Encana had 736.3 million common shares outstanding (2009 - 751.3 million; 2008 - 750.4 million).  As at February 15, 2011, Encana had 736.3 million common shares outstanding.

Employees have been granted stock options to purchase common shares under various plans. As at December 31, 2010, there were approximately 36.8 million outstanding stock options with Tandem Share Appreciation Rights (“TSARs”) attached (20.4 million exercisable). A TSAR gives the holder the right to receive a common share or a cash payment equal to the excess of the market price of Encana’s common share over the exercise price of the TSAR. The exercise of a TSAR for a cash payment does not result in the issuance of any additional Encana common shares and has no dilutive effect. Historically, most holders of these options have elected to exercise their TSARs for a cash payment.

Encana Corporation	22	Management’s Discussion and Analysis (prepared in US$)

Financial Metrics

Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses as measures of the Company’s overall financial strength to steward the Company’s overall debt position. Encana aims for a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. The Company’s Debt to Capitalization and Debt to Adjusted EBITDA were within these ranges for 2010, consolidated 2009 and consolidated 2008.  The Company’s 2009 pro forma Debt to Adjusted EBITDA was slightly higher than its range primarily due to the depressed natural gas prices experienced during 2009.

		Pro Forma	Consolidated
(as at December 31)	2010	2009	2009	2008

Debt to Capitalization (1,2)	31%	32%	32%	28%
Debt to Adjusted EBITDA (1,2,3)	1.4x	2.1x	1.3x	0.6x

(1)          Debt is defined as long-term debt including current portion.

(2)          A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)          Calculated on a trailing 12-month basis.

Contractual Obligations and Contingencies

Contractual Obligations

The following table outlines the contractual obligations and commitments of the Company. In addition, the Company has made commitments related to its risk management program as disclosed in Note 17 to the Consolidated Financial Statements.  The Company has an obligation to fund its defined benefit pension and other post-employment benefit plans as disclosed in Note 16 to the Consolidated Financial Statements. The Company expects its 2011 commitments to be funded from Cash Flow.

	Expected Payment Date
($ millions)	2011	2012 to 2013	2014 to 2015	2016+	Total

Long-Term Debt (1)	$500	$1,003	$1,000	$5,154	$7,657
Asset Retirement Obligation	56	99	87	4,454	4,696
Pipeline Transportation and Processing	687	1,485	1,493	3,416	7,081
Purchases of Goods and Services (2)	974	564	302	400	2,240
Office Rent (3,5)	81	383	376	3,206	4,046
Capital Commitments	199	120	-	38	357
Total	$2,497	$3,654	$3,258	$16,668	$26,077
Cenovus’s Share of Costs (4,5)	$119	$224	$156	$1,528	$2,027

(1)          Principal component only.  See Note 12 to the Consolidated Financial Statements.

(2)          Includes a commitment of $667 million related to the Production Field Centre for the Deep Panuke project currently recorded as an asset under construction. See Note 4 to the Consolidated Financial Statements. This is expected to be recorded as an eight year capital lease upon commencement of operations.

(3)          Primarily related to office space associated with The Bow. Tenant improvements for The Bow are included under Capital Commitments.

(4)          Tenant costs associated with The Bow as well as current office space lease arrangements remain with Encana.  Cenovus and Encana have entered into an agreement to share in the costs.

(5)          The discounted value of The Bow lease payments using the rate implicit in the lease for 2016 and beyond is $1,140 million ($570 million net of Cenovus’s share of the costs).

Encana Corporation	23	Management’s Discussion and Analysis (prepared in US$)

Variable Interest Entities (“VIEs”)

In 2007 and 2008, Encana acquired certain land and property in Louisiana and Texas.  Three transactions were facilitated by unrelated parties. These unrelated parties held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes for $457 million, $101 million and $2.55 billion. During the six-month period following the transactions, each unrelated party represented an interest in a VIE whereby Encana was the primary beneficiary and consolidated the respective unrelated party. Upon completion of each arrangement, the assets were transferred to Encana.

Contingencies

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

Financial risks include, but are not limited to:

•                  market pricing of natural gas;

•                  credit and liquidity;

•                  foreign exchange rates; and

•                  interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors (“Board”). All financial and foreign exchange agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.

Encana Corporation	24	Management’s Discussion and Analysis (prepared in US$)

Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.  Further information, including the details of Encana’s financial instrument, as of December 31, 2010, is disclosed in Note 17 to the Consolidated Financial Statements.

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

Encana closely monitors the Company’s ability to access cost effective credit and that sufficient cash resources are in place to fund capital investment and dividend payments.  The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities.  The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital market debt and bank loans.

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

The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt. Encana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

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

Encana Corporation	25	Management’s Discussion and Analysis (prepared in US$)

To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impacted project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana’s capital program with the results and identified learnings shared across the Company.

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

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators.  The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields.  Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

One of the processes Encana monitors relates to hydraulic fracturing. Hydraulic fracturing is used throughout the oil and gas industry where fracturing fluids are utilized to develop the reservoir. This process has been used in the oil and gas industry for approximately 60 years. Encana uses multiple techniques to fully understand the effect of each hydraulic fracturing operation it conducts. In all Encana operations, rigorous water management and protection is an essential part of this process. Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets and, in many cases exceeds, the requirements set out by the regulators. Encana is committed to working collaboratively with our industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company’s website at www.encana.com.

Climate Change

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and certain other air emissions. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future.  As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business.  Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, Encana will continue to work with governments to

Encana Corporation	26	Management’s Discussion and Analysis (prepared in US$)

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

In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel.  The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province.  The rate started at C$10 per tonne of carbon equivalent emissions, is currently C$20 per tonne and rises to C$30 per tonne by 2012.  The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The American Clean Energy and Security Act (“ACESA”) was passed by the U.S. House of Representatives in June of 2009 but failed to gain sufficient support in the U.S. Senate in 2010. The ACESA proposed climate change legislation which would have established a GHG cap-and-trade system and provided incentives for the development of renewable energy.  Subsequently, the current U.S. Administration has directed the U.S. Environmental Protection Agency (“EPA”) to exercise new authority under the Clean Air Act to regulate GHG emissions.  Under the Clean Air Act, the EPA is required to set industry-specific standards for new and existing sources that emit GHGs above a certain threshold. The EPA has announced its intention to develop such standards for power plants and refineries in 2011 but has made no significant announcements pertaining to natural gas exploration and production.  Encana will continue to monitor these developments closely during 2011.

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

Encana’s strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:

•                  Manage Existing Costs

When regulations are implemented, a cost is placed on Encana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance.  Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company’s focus on cost reduction.

•                  Respond to Price Signals

As regulatory regimes for GHGs develop in the jurisdictions where Encana works, inevitably price signals begin to emerge.  The Company has initiated an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations.  The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

•                  Anticipate Future Carbon Constrained Scenarios

Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations.  By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs.  These scenarios influence Encana’s long-range planning and its analyses on the implications of regulatory trends.

Encana Corporation	27	Management’s Discussion and Analysis (prepared in US$)

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $50 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

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

Accounting Policies and Estimates

New Accounting Standards Adopted

On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:

•                  “Business Combinations”, Section 1582, which replaces the previous business combinations standard.  The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings.  The adoption of this standard has had no material impact on the accounting treatment of business combinations entered into after January 1, 2010.

•                  “Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard.  Section 1601 establishes the requirements for the preparation of consolidated financial statements.  The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

•                  “Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination.  The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity.  In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest.  The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with IFRS.  Encana will be required to report its results in accordance with IFRS beginning in 2011.

Encana Corporation	28	Management’s Discussion and Analysis (prepared in US$)

International Financial Reporting Standards

The Company is executing a changeover plan to complete the transition to IFRS for 2011 financial reporting, which includes the preparation of 2010 required comparative information.  Based on current International standards, Encana expects IFRS will not have a major impact on the Company’s operations, strategic decisions, Cash Flow or capital expenditures.  The adoption of the IFRS upstream accounting principles continues to be the Company’s most significant area of impact, which is described further below.  Encana is on schedule with its changeover plan.

Encana’s IFRS Changeover Plan

The key elements of the Company’s changeover plan include:

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

As of December 31, 2010, Encana continues to make significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and drafted its IFRS accounting policies. Process and system changes have been implemented for significant areas of impact, while adhering to internal control requirements. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative data. IFRS education and training sessions have been held with internal stakeholders.

Encana has completed its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies.  In addition, the Company is analyzing the IFRS adjustments up to December 31, 2010.  Encana’s external auditors have carried out certain initial audit procedures on the IFRS opening balance sheet impacts and have started reviewing the IFRS impacts up to September 30, 2010.

Encana continues to monitor new and amended accounting standards issued by the International Accounting Standards Board to determine the impact on the Company’s results, if any.

Expected Accounting Policy Impacts

Encana’s significant areas of impact remain unchanged and include property, plant and equipment (“PP&E”), asset retirement obligation (“ARO”), impairment testing, stock-based compensation and income taxes. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.

The January 1, 2010 opening balance sheet expected impacts are discussed below and result from the Company’s draft policies based on International standards which are currently issued and are expected to be in place for Encana’s first annual reporting period of December 31, 2011. The IFRS opening balance sheet impacts have had no effect on the Company’s January 1, 2010 debt to capitalization ratio of 32 percent.

A reconciliation of the Company’s 2010 Canadian GAAP financial statements to IFRS has not been finalized. Accordingly, the impact of adopting IFRS on the Company’s financial position and results of operations as at and for the year ended December 31, 2010 will be disclosed in April 2011.

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

Encana Corporation	29	Management’s Discussion and Analysis (prepared in US$)

and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.

Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.

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

Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has drafted the areas and the inputs to be utilized in the unit-of-production depletion calculation.

Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds from divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.

Encana will adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation assets will be approximately $1.9 billion, which is equal to the Canadian GAAP unproved properties balance. The IFRS development costs will be equal to the full cost pool balance.  Encana allocated this upstream full cost pool over proved reserves to establish the area level depletion units.

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

As a result of Encana’s use of the IFRS 1 upstream asset exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings. Encana expects to recognize an increase in the obligation of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

Impairment

Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for a country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.

Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets.  Encana does not expect to recognize an asset impairment on the IFRS opening balance sheet.

Encana Corporation	30	Management’s Discussion and Analysis (prepared in US$)

Stock-Based Compensation

Share units issued under Encana’s stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana’s stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model.  Encana will use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated.

Encana expects to recognize an increase in the stock-based compensation liability of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

Income Taxes

In transitioning to IFRS, the Company’s deferred tax liability will be impacted by the tax effects resulting from the IFRS changes discussed in this section of the MD&A.  Encana expects to recognize a decrease in the deferred tax liability of less than $50 million with a corresponding increase to retained earnings on the IFRS opening balance sheet.

Other IFRS 1 Considerations

As permitted by IFRS 1, Encana’s foreign currency translation adjustment, currently the only balance in Encana’s accumulated other comprehensive income, will be deemed to be zero and the balance of $755 million will be reclassified to retained earnings on January 1, 2010. There is no impact to Encana’s shareholders’ equity as a result of this reclassification.  Retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.

Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.

With respect to employee benefit plans, cumulative unamortized actuarial gains and losses will be charged to retained earnings on January 1, 2010.  As such, they will not be retrospectively restated using IFRS principles.  Encana expects to recognize an increase in the pension liability of less than $100 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

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

Full Cost Accounting and Oil and Gas Reserves

As previously described, Encana follows full cost accounting for oil and gas activities.  Reserves estimates can have a significant impact on earnings, as they are a key input to the Company’s DD&A calculations and impairment tests.  A downward revision in reserves estimates could result in a higher DD&A charge against net earnings.  An impairment of upstream assets is recognized when the net capitalized costs exceed the undiscounted cash flows from proved reserves for a country cost centre.   If an impairment is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties.  A downward revision in reserves estimates could result in the recognition of an impairment charged against retained earnings.  As at December 31, 2010, Encana has determined that no write-down to its upstream assets is required under Canadian GAAP.

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

Encana Corporation	31	Management’s Discussion and Analysis (prepared in US$)

economics of recovery based on cash flow forecasts.  Contingent resources are not classified as reserves due to the absence of a commercial development plan that includes a firm intent to develop within a reasonable time frame.

Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the requirement to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants.  The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.  The asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rate and future inflation rate. These estimates will impact earnings through accretion on the asset retirement liability in addition to the depletion of the asset retirement cost included in PP&E. Actual expenditures incurred are charged against the accumulated obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed by Encana for impairment annually.  To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit.  If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill.  Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions on commodity prices, natural gas and liquids reserves, future expenses and discount rates. Encana has assessed its goodwill for impairment as at December 31, 2010 and has determined that no write-down is required.

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

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in future income tax assets and liabilities.

Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest  rates. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Derivative financial instruments that do not qualify, or are not designated, as hedges for accounting are recorded at fair value.  Instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses are recognized in revenues as the contracts are settled.  Unrealized gains and losses are recognized in revenue at the end of each respective

Encana Corporation	32	Management’s Discussion and Analysis (prepared in US$)

reporting period based on the change in fair value. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.  The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

For 2008 through to 2010, the Company elected not to designate any of its derivative financial instruments as hedges for accounting.  As a result, the changes in fair value of the derivative instruments were recorded in Net Earnings.

Non-GAAP Measures

This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and ability to generate funds to finance operations.

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

Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

Capitalization and Debt to Capitalization

Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders’ equity.  Debt to Capitalization is a non-GAAP measure of the Company’s overall financial strength used by Management to steward the Company’s overall debt position.

Adjusted EBITDA and Debt to Adjusted EBITDA

Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A.  Debt to Adjusted EBITDA is also used by Management as a measure of the Company’s overall financial strength to steward the Company’s overall debt position.

Encana Corporation	33	Management’s Discussion and Analysis (prepared in US$)

Additional Reconciliations of Non-GAAP Measures

Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

		Three months ended
		December 31	Year ended December 31
($ millions, except per share amounts)		2009	2009	2008

Cash Flow		$603	$6,779	$9,386
Less: Cenovus Carve-out (1)		(15)	2,232	3,088
Add/(Deduct) Pro Forma adjustments		312	474	56
Pro Forma Cash Flow		$930	$5,021	$6,354
Per share amounts
Consolidated Cash Flow	- Basic	$0.80	$9.03	$12.51
	- Diluted	$0.80	$9.02	$12.48

Pro Forma Cash Flow	- Basic	$1.24	$6.69	$8.47
	- Diluted	$1.24	$6.68	$8.45

(1)   Cenovus Energy was spun-off on November 30, 2009.  Consolidated results prior to the spin-off include Cenovus.

Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

		Three months ended December 31	Year ended December 31
($ millions, except per share amounts)		2009	2009	2008

Operating Earnings		$855	$3,495	$4,405
Less: Cenovus Carve-out (1)		64	1,224	1,629
Add/(Deduct) Pro Forma adjustments		(418)	(504)	(171)
Pro Forma Operating Earnings		$373	$1,767	$2,605
Per share amounts
Consolidated Operating Earnings	- Diluted	$1.14	$4.65	$5.86
Pro Forma Operating Earnings	- Diluted	$0.50	$2.35	$3.47

(1)   Cenovus Energy was spun-off on November 30, 2009.  Consolidated results prior to the spin-off include Cenovus.

Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

		Three months ended December 31	Year ended December 31
($ millions, except per share amounts)		2009	2009	2008

Net Earnings		$636	$1,862	$5,944
Less: Cenovus Carve-out (1)		(15)	609	2,368
Add/(Deduct) Pro Forma adjustments		(418)	(504)	(171)
Pro Forma Net Earnings		$233	$749	$3,405
Per share amounts
Consolidated Net Earnings	- Basic	$0.85	$2.48	$7.92
	- Diluted	$0.85	$2.48	$7.91

Pro Forma Net Earnings	- Basic	$0.31	$1.00	$4.54
	- Diluted	$0.31	$1.00	$4.53

(1)   Cenovus Energy was spun-off on November 30, 2009.  Consolidated results prior to the spin-off include Cenovus.

Encana Corporation	34	Management’s Discussion and Analysis (prepared in US$)

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: ability to meet 2011 strategy to balance near term market uncertainty with capital investment for long-term growth; projections contained in the 2011 Corporate Guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); doubling production per share over the next five years from 2009 levels; potential completion of a joint venture transaction with PetroChina; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities and the ability of the Company to maintain its investment grade credit ratings; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2011 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; reserves estimates, including reserves estimates under different price cases; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; the risk that the Company may not conclude potential joint venture arrangements with PetroChina or others as a result of various conditions not being met and raise third party capital investments; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable,

Encana Corporation	35	Management’s Discussion and Analysis (prepared in US$)

there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions including a projected capital program averaging approximately $6 billion per year for 2011 to 2014, that underlies the long range plan of Encana which is subject to review annually and to such revision for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the Company, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing resource plays, Encana’s estimates of reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends.  Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2011 Cash Flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 to 3.525 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $4.50/Mcf to $5.00/Mcf, crude oil (WTI) $85.00/bbl to $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.95 to $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 10, 2011, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.

Reserves Data and Other Oil and Gas Information

Reserves Data and Other

NI 51-101 of the CSA imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. In previous years, Encana relied upon an exemption from Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. As a result of the expiry of that exemption, Encana is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in its AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserve Quantities and Other Oil and Gas Information” in the AIF.

Natural Gas, Crude Oil and NGLs Conversions

In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Encana Corporation	36	Management’s Discussion and Analysis (prepared in US$)

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

Pro Forma Information

On November 30, 2009, Encana completed a major corporate reorganization – a Split Transaction that resulted in the Company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana’s results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and 2008. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the Split Transaction are reflected.

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.

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

Encana Corporation	37	Management’s Discussion and Analysis (prepared in US$)

Encana Corporation Consolidated Financial Statements For the Year Ended December 31, 2010 (Prepared in U.S. Dollars)

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

The Company’s Board of Directors has approved the information contained in the Consolidated Financial Statements.  The Board of Directors fulfils its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

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

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2010.  In making its assessment, Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2010, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

/s/ Randall K. Eresman	/s/ Sherri A. Brillon
Randall K. Eresman	Sherri A. Brillon
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

February 16, 2011

Encana Corporation

Auditor’s Report

To the Shareholders of Encana Corporation

We have completed integrated audits of Encana Corporation’s 2010, 2009 and 2008 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Encana Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Encana Corporation as at December 31, 2010 and 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Encana Corporation’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Encana Corporation

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Assessment of Internal Control over Financial Reporting.

Auditor’s responsibility

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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Encana Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework, issued by COSO.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

February 16, 2011

Encana Corporation

Consolidated Statement of Earnings

For the years ended December 31 (US$ millions, except per share amounts)		2010	2009	2008

Revenues, Net of Royalties	(Note 4)	$8,870	$11,114	$21,053

Expenses	(Note 4)
Production and mineral taxes		217	171	478
Transportation		859	1,280	1,704
Operating		1,061	1,627	1,983
Purchased product		739	1,460	2,426
Depreciation, depletion and amortization		3,242	3,704	4,035
Administrative		359	477	447
Interest, net	(Note 7)	501	405	402
Accretion of asset retirement obligation	(Note 13)	46	71	77
Foreign exchange (gain) loss, net	(Note 8)	(216)	(22)	423
(Gain) loss on divestitures	(Note 6)	2	2	(141)

		6,810	9,175	11,834

Net Earnings Before Income Tax		2,060	1,939	9,219
Income tax expense	(Note 9)	561	109	2,720

Net Earnings From Continuing Operations		1,499	1,830	6,499
Net Earnings (Loss) From Discontinued Operations	(Note 5)	-	32	(555)

Net Earnings		$1,499	$1,862	$5,944

Net Earnings From Continuing Operations per Common Share	(Note 15)
Basic		$2.03	$2.44	$8.66
Diluted		$2.03	$2.44	$8.64

Net Earnings per Common Share	(Note 15)
Basic		$2.03	$2.48	$7.92
Diluted		$2.03	$2.48	$7.91

Consolidated Statement of Comprehensive Income

For the years ended December 31 (US$ millions)	2010	2009	2008

Net Earnings	$1,499	$1,862	$5,944
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	296	2,018	(2,230)

Comprehensive Income	$1,795	$3,880	$3,714

See accompanying Notes to Consolidated Financial Statements

Encana Corporation	Consolidated Financial Statements (Prepared in US$)

Consolidated Balance Sheet

As at December 31 (US$ millions)		2010	2009

Assets
Current Assets
Cash and cash equivalents		$629	$4,275
Accounts receivable and accrued revenues		1,103	1,180
Risk management	(Note 17)	729	328
Income tax receivable		390	-
Inventories		3	12

		2,854	5,795

Property, Plant and Equipment, net	(Notes 4, 10)	28,701	26,173
Investments and Other Assets	(Note 11)	235	164
Risk Management	(Note 17)	505	32
Goodwill	(Note 4)	1,725	1,663

	(Note 4)	$34,020	$33,827

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,211	$2,143
Income tax payable		-	1,776
Risk management	(Note 17)	65	126
Current portion of long-term debt	(Note 12)	500	200
		2,776	4,245

Long-Term Debt	(Note 12)	7,129	7,568
Other Liabilities	(Note 4)	1,730	1,185
Risk Management	(Note 17)	8	42
Asset Retirement Obligation	(Note 13)	820	787
Future Income Taxes	(Note 9)	4,230	3,386

		16,693	17,213

Commitments and Contingencies	(Note 19)

Shareholders’ Equity
Share capital	(Note 15)	2,319	2,360
Paid in surplus	(Note 15)	-	6
Retained earnings		13,957	13,493
Accumulated other comprehensive income		1,051	755

Total Shareholders’ Equity		17,327	16,614

		$34,020	$33,827

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

/s/ David P. O’Brien	/s/ Jane L. Peverett
David P. O’Brien	Jane L. Peverett
Director	Director

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Consolidated Statement of Shareholders’ Equity

For the years ended December 31 (US$ millions)		2010	2009	2008

Share Capital
Balance, Beginning of Year		$2,360	$4,557	$4,479
Common Shares Issued under Option Plans	(Note 15)	5	5	80
Common Shares Issued from PSU Trust	(Note 15)	-	19	-
Stock-Based Compensation	(Note 15)	2	1	11
Common Shares Purchased	(Note 15)	(48)	-	(13)
Common Shares Cancelled	(Note 3)	-	(4,582)	-
New Encana Common Shares Issued	(Note 3)	-	2,360	-
Encana Special Shares Issued	(Note 3)	-	2,222	-
Encana Special Shares Cancelled	(Note 3)	-	(2,222)	-

Balance, End of Year		$2,319	$2,360	$4,557

Paid in Surplus
Balance, Beginning of Year		$6	$-	$80
Common Shares Issued from PSU Trust	(Note 15)	-	6	-
Stock-Based Compensation		-	-	1
Common Shares Purchased	(Note 15)	(6)	-	-
Common Shares Distributed under Incentive Compensation Plans		-	-	(81)

Balance, End of Year		$-	$6	$-

Retained Earnings
Balance, Beginning of Year		$13,493	$17,584	$13,082
Net Earnings		1,499	1,862	5,944
Dividends on Common Shares		(590)	(1,051)	(1,199)
Charges for Normal Course Issuer Bid	(Note 15)	(445)	-	(243)
Net Distribution to Cenovus Energy	(Note 3)	-	(4,902)	-

Balance, End of Year		$13,957	$13,493	$17,584

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$755	$833	$3,063
Foreign Currency Translation Adjustment		296	2,018	(2,230)
Transferred to Cenovus Energy	(Note 3)	-	(2,096)	-

Balance, End of Year		$1,051	$755	$833

Total Shareholders’ Equity		$17,327	$16,614	$22,974

See accompanying Notes to Consolidated Financial Statements

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Consolidated Statement of Cash Flows

For the years ended December 31 (US$ millions)		2010	2009	2008

Operating Activities
Net earnings from continuing operations		$1,499	$1,830	$6,499
Depreciation, depletion and amortization		3,242	3,704	4,035
Future income taxes	(Note 9)	774	(1,799)	1,723
Cash tax on sale of assets	(Note 9)	-	-	25
Unrealized (gain) loss on risk management	(Note 17)	(945)	2,680	(2,729)
Unrealized foreign exchange (gain) loss		(278)	(231)	417
Accretion of asset retirement obligation	(Note 13)	46	71	77
(Gain) loss on divestitures	(Note 6)	2	2	(141)
Other		99	373	(79)
Cash flow from discontinued operations		-	149	(441)
Net change in other assets and liabilities		(84)	23	(257)
Net change in non-cash working capital from continuing operations	(Note 18)	(1,990)	(29)	(1,353)
Net change in non-cash working capital from discontinued operations		-	1,100	1,210
Cash From Operating Activities		2,365	7,873	8,986

Investing Activities
Capital expenditures	(Note 4)	(4,773)	(4,625)	(6,823)
Acquisitions	(Note 6)	(733)	(263)	(1,174)
Proceeds from divestitures	(Note 6)	883	1,178	904
Cash tax on sale of assets	(Note 9)	-	-	(25)
Cash transferred on Split Transaction	(Note 3)	-	(3,996)	-
Proceeds from notes receivable from Cenovus	(Note 3)	-	3,750	-
Net change in investments and other		(80)	337	311
Net change in non-cash working capital from continuing operations	(Note 18)	(26)	(50)	34
Discontinued operations		-	(1,137)	(769)

Cash (Used in) Investing Activities		(4,729)	(4,806)	(7,542)

Financing Activities
Net issuance (repayment) of revolving long-term debt		-	(1,852)	(53)
Issuance of long-term debt		-	496	723
Issuance of Cenovus Notes	(Note 3)	-	3,468	-
Repayment of long-term debt	(Note 12)	(200)	(250)	(664)
Issuance of common shares	(Note 15)	5	24	80
Purchase of common shares	(Note 15)	(499)	-	(326)
Dividends on common shares		(590)	(1,051)	(1,199)

Cash From (Used in) Financing Activities		(1,284)	835	(1,439)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		2	19	(33)

Increase (Decrease) in Cash and Cash Equivalents		(3,646)	3,921	(28)
Cash and Cash Equivalents, Beginning of Year		4,275	354	382

Cash and Cash Equivalents, End of Year		$629	$4,275	$354

Cash, End of Year		$126	$218	$13
Cash Equivalents, End of Year		503	4,057	341

Cash and Cash Equivalents, End of Year		$629	$4,275	$354

Supplementary Cash Flow Information	(Note 18)

See accompanying Notes to Consolidated Financial Statements

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Prepared using Canadian Generally Accepted Accounting Principles

All amounts in US$ millions, unless otherwise indicated

For the year ended December 31, 2010

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

A)                      PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries (“Encana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Information prepared in accordance with U.S. GAAP is included in Note 21.

Investments in jointly controlled assets, partnerships and unincorporated joint ventures carry on Encana’s exploration, development and production and are accounted for using the proportionate consolidation method, whereby Encana’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

B)                    FOREIGN CURRENCY TRANSLATION

The accounts of self-sustaining operations are translated using the current rate method, whereby assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included in accumulated other comprehensive income (“AOCI”) as a separate component of shareholders’ equity.  As at December 31, 2010, AOCI solely includes foreign currency translation adjustments.

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

Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations, and amounts used for ceiling test and impairment calculations are based on estimates of natural gas, crude oil and NGL reserves and future costs required to develop those reserves.  By their nature, these estimates of reserves, including the estimates of future prices, costs and the related future cash flows, are subject to measurement uncertainty.  Accordingly, the impact in the Consolidated Financial Statements of future periods could be material.

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

D)                   REVENUE RECOGNITION

Revenues associated with the sales of Encana’s natural gas, crude oil and NGLs are recognized when title passes from the Company to its customer.  Realized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue when the contract is settled.

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

Unrealized gains and losses from the Company’s natural gas and crude oil commodity price risk management activities are recorded in revenue based on the fair value of the contracts at the end of the respective periods.

E)                     PRODUCTION AND MINERAL TAXES

Costs paid by Encana to non-mineral interest owners based on production of natural gas, crude oil and NGLs are recognized when the product is produced.

F)                      TRANSPORTATION COSTS

Costs paid by Encana for the transportation of natural gas, crude oil and NGLs, including diluent, are recognized when the product is delivered and the services provided.

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

K)                    PROPERTY, PLANT AND EQUIPMENT

UPSTREAM

Encana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants’ (“CICA”) guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas, crude oil and NGL reserves are capitalized on a country-by-country cost centre basis.

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

L)                     CAPITALIZATION OF COSTS

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

N)                    ASSET RETIREMENT OBLIGATION

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

O)                   STOCK-BASED COMPENSATION

Obligations for payments of cash or common shares under Encana’s share appreciation rights, stock options with tandem share appreciation rights attached, deferred share and performance share unit plans are accrued as compensation costs over the vesting period using the intrinsic value method.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Obligations for payments for share options of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

Fluctuations in the underlying common share prices change the accrued compensation cost and are recognized when they occur.

P)                     FINANCIAL INSTRUMENTS

Financial instruments are measured at fair value on initial recognition of the instrument.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the accounting standard.

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

With the exception of accounts receivable relating to share options of Encana held by Cenovus employees, accounts receivable and accrued revenues are designated as “loans and receivables”.

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

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting.  Derivative instruments that do not qualify for hedge accounting, or are not designated as hedges for accounting purposes, are recorded at fair value whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings.  Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in natural gas and crude oil revenues as the contracts are settled.  Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled.  Unrealized gains and losses are recognized at the end of each respective reporting period based on the changes in fair value of the contracts. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

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

Q)                   RECLASSIFICATION

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2010.

2.      Changes in Accounting Policies and Practices

New Accounting Standards Adopted

On January 1, 2010, Encana adopted the following CICA Handbook sections:

•         “Business Combinations”, Section 1582, which replaces the previous business combinations standard.  The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings.  The adoption of this standard has had no material impact on the accounting treatment of business combinations entered into after January 1, 2010.

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

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”).

International Financial Reporting Standards

Effective January 1, 2011, the Company will be required to report its Consolidated Financial Statements in accordance with IFRS, including 2010 comparative information.  Encana is in the final stages of its IFRS changeover plan and expects to report its first quarter 2011 results in accordance with IFRS in April 2011.  Based on current International standards, Encana expects the transition to IFRS will not have a major impact on the Company’s operations, strategic decisions and cash flows.

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

Under the Split Transaction, Encana’s downstream refining operations and certain upstream oil and gas assets were transferred to Cenovus.  The historical results associated with the upstream assets transferred are reported as continuing operations in accordance with full cost accounting requirements (See Note 4).  The historical results associated with the downstream refining operations have been presented as discontinued operations (See Note 5).

In conjunction with the proposed reorganization, on September 18, 2009, Cenovus completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million.  The net proceeds from the private offering of $3,468 million were held in escrow until the Split Transaction was completed.  The unsecured notes (“Cenovus Notes”) were transferred under the Split Transaction.

The following table presents the net assets transferred to Cenovus at book value under the Split Transaction on November 30, 2009.

Net Assets Transferred Under the Split Transaction

Assets
Cash and restricted cash	$3,996
Property, plant and equipment, net
Oil and gas	9,329
Downstream refining (See Note 5)	4,710
Partnership contribution receivable, including current portion	2,835
Goodwill	1,083
Other current and non-current assets	2,094
24,047

Liabilities
Notes payable to Encana	3,750
Cenovus Notes	3,436
Partnership contribution payable, including current portion	2,857
Future income taxes	2,314
Other current and non-current liabilities	2,470
14,827
Net Assets Transferred Under the Split Transaction	$9,220

The Split Transaction reduced total shareholders’ equity by $9,220 million, reflected as a reduction in share capital of $2,222 million, a reduction in retained earnings of $4,902 million and a reduction in AOCI of $2,096 million.

Following the Split Transaction, Encana received amounts due from Cenovus of approximately $3.75 billion.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

4.      Segmented Information

The Company’s operating and reportable segments are as follows:

•                              Canada includes the Company’s exploration for, development of, and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

•                              USA includes the Company’s exploration for, development of, and production of natural gas, NGLs and other related activities within the U.S. cost centre.

•                              Market Optimization is primarily responsible for the sale of the Company's proprietary production.  These results are included in the Canada and USA segments.  Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.

•                              Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company's upstream production to third-party customers.  Transactions between segments are based on market values and eliminated on consolidation.  The tables in this note present financial information on an after eliminations basis.

Encana has a decentralized decision-making and reporting structure.  Accordingly, the Company reports its divisional results as follows:

•                              Canadian Division, which includes natural gas exploration, development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia.  Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

•                              USA Division, which includes the natural gas exploration, development and production assets located in the U.S.  Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

•                              Canada – Other includes the combined results from the former Canadian Plains Division and Integrated Oil – Canada.

Comparative results presented prior to the November 30, 2009 Split Transaction include the results of operations from assets transferred to Cenovus.  The former Canadian Plains and Integrated Oil – Canada upstream operations are presented as Canada – Other within continuing operations.  The former Integrated Oil Downstream Refining operations are reported as discontinued operations as disclosed in Note 5.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Results of Continuing Operations

Segment and Geographic Information

	Canada			USA			Market Optimization
For the years ended December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues, Net of Royalties	$2,829	$7,585	$10,050	$4,275	$4,537	$5,629	$797	$1,607	$2,655
Expenses
Production and mineral taxes	8	53	108	209	118	370	-	-	-
Transportation	197	750	1,202	662	530	502	-	-	-
Operating	561	1,118	1,333	468	434	618	33	26	45
Purchased product	-	(85)	(151)	-	-	-	739	1,545	2,577
	2,063	5,749	7,558	2,936	3,455	4,139	25	36	33
Depreciation, depletion and amortization	1,242	1,980	2,198	1,912	1,561	1,691	11	20	15
Segment Income (Loss)	$821	$3,769	$5,360	$1,024	$1,894	$2,448	$14	$16	$18

	Corporate & Other			Consolidated
	2010	2009	2008	2010	2009	2008

Revenues, Net of Royalties	$969	$(2,615)	$2,719	$8,870	$11,114	$21,053
Expenses
Production and mineral taxes	-	-	-	217	171	478
Transportation	-	-	-	859	1,280	1,704
Operating	(1)	49	(13)	1,061	1,627	1,983
Purchased product	-	-	-	739	1,460	2,426
	970	(2,664)	2,732	5,994	6,576	14,462
Depreciation, depletion and amortization	77	143	131	3,242	3,704	4,035
Segment Income (Loss)	$893	$(2,807)	$2,601	2,752	2,872	10,427
Administrative				359	477	447
Interest, net				501	405	402
Accretion of asset retirement obligation				46	71	77
Foreign exchange (gain) loss, net				(216)	(22)	423
(Gain) loss on divestitures				2	2	(141)
				692	933	1,208
Net Earnings Before Income Tax				2,060	1,939	9,219
Income tax expense				561	109	2,720
Net Earnings From Continuing Operations				$1,499	$1,830	$6,499

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Results of Continuing Operations

Product and Divisional Information

				Canada Segment
	Canadian Division			Canada – Other *			Total
For the years ended December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues, Net of Royalties	$2,829	$3,362	$4,355	$-	$4,223	$5,695	$2,829	$7,585	$10,050
Expenses
Production and mineral taxes	8	14	33	-	39	75	8	53	108
Transportation	197	154	239	-	596	963	197	750	1,202
Operating	561	536	609	-	582	724	561	1,118	1,333
Purchased product	-	-	-	-	(85)	(151)	-	(85)	(151)
Operating Cash Flow	$2,063	$2,658	$3,474	$-	$3,091	$4,084	$2,063	$5,749	$7,558

				Canadian Division
	Gas			Oil & NGLs			Other
For the years ended December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues, Net of Royalties	$2,480	$3,041	$3,720	$305	$277	$578	$44	$44	$57
Expenses
Production and mineral taxes	7	11	28	1	3	5	-	-	-
Transportation	194	148	201	3	6	12	-	-	26
Operating	531	501	549	16	21	39	14	14	21
Operating Cash Flow	$1,748	$2,381	$2,942	$285	$247	$522	$30	$30	$10

							Total
							2010	2009	2008

Revenues, Net of Royalties							$2,829	$3,362	$4,355
Expenses
Production and mineral taxes							8	14	33
Transportation							197	154	239
Operating							561	536	609
Operating Cash Flow							$2,063	$2,658	$3,474

* Includes the operations formerly known as the Canadian Plains Division and Integrated Oil – Canada.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Results of Continuing Operations

Product and Divisional Information

				USA Division
	Gas			Oil & NGLs			Other
For the years ended December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues, Net of Royalties	$3,912	$4,222	$4,934	$244	$201	$407	$119	$114	$288
Expenses
Production and mineral taxes	185	100	334	24	18	36	-	-	-
Transportation	662	530	502	-	-	-	-	-	-
Operating	393	327	352	-	-	-	75	107	266
Operating Cash Flow	$2,672	$3,265	$3,746	$220	$183	$371	$44	$7	$22

							Total
							2010	2009	2008

Revenues, Net of Royalties							$4,275	$4,537	$5,629
Expenses
Production and mineral taxes							209	118	370
Transportation							662	530	502
Operating							468	434	618
Operating Cash Flow							$2,936	$3,455	$4,139

				Canada – Other *
	Gas			Oil & NGLs			Other
For the years ended December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenues, Net of Royalties	$-	$1,781	$2,301	$-	$2,287	$3,223	$-	$155	$171
Expenses
Production and mineral taxes	-	15	36	-	23	38	-	1	1
Transportation	-	37	71	-	535	847	-	24	45
Operating	-	186	241	-	356	409	-	40	74
Purchased product	-	-	-	-	-	-	-	(85)	(151)
Operating Cash Flow	$-	$1,543	$1,953	$-	$1,373	$1,929	$-	$175	$202

							Total
							2010	2009	2008

Revenues, Net of Royalties							$-	$4,223	$5,695
Expenses
Production and mineral taxes							-	39	75
Transportation							-	596	963
Operating							-	582	724
Purchased product							-	(85)	(151)
Operating Cash Flow							$-	$3,091	$4,084

* Includes the operations formerly known as the Canadian Plains Division and Integrated Oil – Canada.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Capital Expenditures (Continuing Operations)

For the years ended December 31	2010	2009	2008

Capital
Canadian Division	$2,211	$1,869	$2,459
Canada – Other	-	848	1,500
Canada	2,211	2,717	3,959
USA	2,499	1,821	2,682
Market Optimization	2	2	17
Corporate & Other	61	85	165
	$4,773	$4,625	$6,823

In 2007 and 2008, Encana acquired certain land and property in Louisiana and Texas.  Three transactions were facilitated by unrelated parties. These unrelated parties held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes for $457 million, $101 million and $2.55 billion. During the six-month period following the transactions, each unrelated party represented an interest in a Variable Interest Entity whereby Encana was the primary beneficiary and consolidated the respective unrelated party. Upon completion of each arrangement, the assets were transferred to Encana.

Additions to Goodwill

There were no additions to goodwill during 2010 or 2009.

As a result of the Split Transaction, a portion of goodwill was transferred to Cenovus (See Note 3).

Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and Equipment		Total Assets
As at December 31	2010	2009	2010	2009

Canada	$13,193	$11,162	$14,823	$12,748
USA	13,963	13,929	15,154	14,962
Market Optimization	121	124	193	303
Corporate & Other	1,424	958	3,850	5,814
Total	$28,701	$26,173	$34,020	$33,827

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project.  As at December 31, 2010, Canada property, plant and equipment and total assets includes Encana's accrual to date of $528 million (2009 – $427 million) related to this offshore facility as an asset under construction.

In February 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project.  As at December 31, 2010, Corporate and Other property, plant and equipment and total assets includes Encana's accrual to date of $1,090 million (2009 – $649 million) related to this office project as an asset under construction.

Corresponding liabilities for these projects are included in other liabilities in the Consolidated Balance Sheet.  There is no effect on the Company's net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

For further information relating to the PFC and The Bow office project, refer to Note 19.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2010	2009	2010	2009	2010	2009

Canada	$1,252	$1,190	$14,685	$12,181	$18,393	$18,682
United States	473	473	14,016	13,982	15,438	15,099
Other Countries	-	-	-	10	189	46
Total	$1,725	$1,663	$28,701	$26,173	$34,020	$33,827

Export Sales

Sales of natural gas, crude oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $292 million (2009 – $757 million; 2008 – $1,874 million).

Major Customers

In connection with the marketing and sale of Encana’s own and purchased natural gas and crude oil for the year ended December 31, 2010, the Company had one customer (2009 – one; 2008 – one), which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties. Sales to this customer, which has an investment grade credit rating, were approximately $1,055 million (2009 – $1,755 million; 2008 – $2,413 million).

5.      Discontinued Operations

As a result of the Split Transaction described in Note 3, Encana transferred its Downstream Refining operations to Cenovus.  These operations have been accounted for as discontinued operations.  Downstream Refining focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States.  These refineries were jointly owned with ConocoPhillips.  There were no assets or liabilities related to discontinued operations as at December 31, 2010 and December 31, 2009.

CONSOLIDATED STATEMENT OF EARNINGS

The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

For the years ended December 31	2010	2009	2008

Revenues, Net of Royalties	$-	$4,804	$9,011
Expenses
Operating	-	416	492
Purchased product	-	4,070	8,760
Depreciation, depletion and amortization	-	173	188
Administrative	-	44	26
Interest, net	-	163	184
Accretion of asset retirement obligation	-	2	2
Foreign exchange (gain) loss, net	-	1	-
(Gain) loss on divestitures	-	-	1
	-	4,869	9,653
Net Earnings (Loss) Before Income Tax	-	(65)	(642)
Income tax expense (recovery)	-	(97)	(87)
Net Earnings (Loss) From Discontinued Operations	$-	$32	$(555)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$-	$0.04	$(0.74)
Diluted	$-	$0.04	$(0.73)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

6.	Acquisitions and Divestitures

For the years ended December 31	2010	2009	2008

Acquisitions
Canadian Division	$592	$190	$151
Canada – Other	-	3	-
Canada	592	193	151
USA	141	46	1,023
Corporate & Other	-	24	-
Total Acquisitions	733	263	1,174

Divestitures
Canadian Division	(288)	(1,000)	(400)
Canada – Other	-	(17)	(47)
Canada	(288)	(1,017)	(447)
USA	(595)	(73)	(251)
Corporate & Other	-	(88)	(206)
Total Divestitures	(883)	(1,178)	(904)
Net Acquisitions and Divestitures	$(150)	$(915)	$270

ACQUISITIONS

Acquisitions in Canada and the USA include the purchase of various strategic lands and properties that complement existing assets within Encana’s portfolio.  In 2010, acquisitions were $733 million (2009 – $263 million; 2008 – $1,174 million).

DIVESTITURES

Divestitures in Canada and the USA primarily include the sale of non-core oil and natural gas assets.  In 2010, proceeds received on the sale of assets were $883 million (2009 – $1,178 million; 2008 – $904 million).

Corporate and Other

In November 2009, the Company completed the sale of Senlac Oil Limited for cash consideration of $83 million.

In September 2008, the Company completed the sale of its interests in Brazil for net proceeds of $164 million, before closing adjustments, resulting in a gain on sale of $124 million.  After recording income tax of $25 million, Encana recorded an after-tax gain of $99 million.

7.	Interest, Net

For the years ended December 31	2010	2009	2008

Interest Expense – Long-Term Debt	$485	$533	$556
Interest Expense – Other	29	40	49
Interest Income*	(13)	(168)	(203)

	$501	$405	$402

* In 2009 and 2008, Interest Income was primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction (See Note 3).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

8.	Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2010	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(282)	$(978)	$1,033
Translation of U.S. dollar partnership contribution receivable issued from Canada *	-	448	(608)
Other Foreign Exchange (Gain) Loss on: Monetary revaluations and settlements	66	508	(2)

	$(216)	$(22)	$423

* The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction (See Note 3).

9.	Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2010	2009	2008

Current
Canada	$(175)	$1,623	$547
United States	(49)	279	407
Other Countries	11	6	43
Total Current Tax	(213)	1,908	997
Future	774	(1,799)	1,723

	$561	$109	$2,720

Included in current tax for 2008 is $25 million related to the sale of assets in Brazil (See Note 6).

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2010	2009	2008

Net Earnings Before Income Tax	$2,060	$1,939	$9,219
Canadian Statutory Rate	28.2%	29.2%	29.7%
Expected Income Tax	581	566	2,734
Effect on Taxes Resulting from:
Statutory and other rate differences	39	(199)	167
Effect of legislative changes	6	-	-
International financing	(78)	(101)	(268)
Foreign exchange (gains) losses not included in net earnings	6	20	47
Non-taxable capital (gains) losses	(38)	(71)	84
Other	45	(106)	(44)
	$561	$109	$2,720

Effective Tax Rate	27.2%	5.6%	29.5%

The net future income tax liability consists of:

As at December 31	2010	2009

Future Tax Liabilities
Property, plant and equipment in excess of tax values	$4,106	$3,420
Timing of partnership items	-	78
Risk management	374	75
Future Tax Assets
Non-capital and net capital losses carried forward	(285)	(174)
Other	35	(13)
Net Future Income Tax Liability	$4,230	$3,386

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The approximate amounts of tax pools available are as follows:

As at December 31	2010	2009

Canada	$8,086	$7,393
United States	6,200	7,098
	$14,286	$14,491

Included in the above tax pools are $978 million (2009 – $691 million) related to non-capital and net capital losses available for carry forward to reduce taxable income in future years. The non-capital losses expire between 2015 and 2030.

10.	Property, Plant and Equipment, Net

As at December 31	2010			2009
		Accumulated			Accumulated
	Cost	DD&A*	Net	Cost	DD&A*	Net

Canada	$26,808	$(13,615)	$13,193	$22,872	$(11,710)	$11,162
USA	22,987	(9,024)	13,963	21,021	(7,092)	13,929
Market Optimization	227	(106)	121	214	(90)	124
Corporate & Other	1,937	(513)	1,424	1,396	(438)	958
	$51,959	$(23,258)	$28,701	$45,503	$(19,330)	$26,173

* Depreciation, depletion and amortization.

Canada and USA property, plant and equipment include internal costs directly related to exploration, development and construction activities of $357 million (2009 – $383 million).  Costs classified as administrative expenses have not been capitalized as part of the capital expenditures.

Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre’s depletable base.  At the end of the year, these costs were:

As at December 31	2010	2009	2008

Canada	$ 1,868	$ 1,814	$ 1,286
United States	1,162	1,304	3,501
Other Countries	-	10	10
	$ 3,030	$ 3,128	$ 4,797

The costs excluded from depletable costs in Other Countries represent costs related to unproved properties incurred in cost centres that are considered to be in the pre-production stage. There were no proved reserves in these cost centres. All costs in these cost centres were capitalized. Ultimate recoverability of these costs was dependent upon the finding of proved oil and natural gas reserves. For the year ended December 31, 2010, the Company completed its impairment review of pre-production cost centres and determined that $10 million of costs should be charged to depreciation, depletion and amortization in the Consolidated Statement of Earnings (2009 – $26 million; 2008 – $38 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The prices used in the ceiling test evaluation of the Company’s natural gas and crude oil reserves at December 31, 2010 reflect benchmark prices (Henry Hub, AECO, WTI, Mixed Sweet Blend at Edmonton) adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality as follows:

						Cumulative
						% Change
	2011	2012	2013	2014	2015	to 2022

Natural Gas ($/Mcf)
Canada	3.89	4.45	4.76	4.95	5.14	12%
United States	4.29	4.88	5.22	5.31	5.48	13%

Crude Oil ($/barrel)
Canada	70.00	73.27	78.15	77.21	78.01	(5)%

Natural Gas Liquids ($/barrel)
Canada	62.89	60.11	60.01	61.03	63.54	(11)%
United States	70.02	73.20	74.78	75.91	77.29	(4)%

11.	Investments and Other Assets

As at December 31	2010	2009

Long-Term Receivable	$80	$81
Deferred Pension Plan and Savings Plan	46	52
Other	109	31
	$235	$164

12.	Long-Term Debt

As at December 31	Note	2010	2009

Canadian Dollar Denominated Debt
Unsecured notes	A, B	$1,257	$1,194

U.S. Dollar Denominated Debt
Unsecured notes	A, C	6,400	6,600
Total Debt Principal	G	7,657	7,794
Increase in Value of Debt Acquired	D	50	52
Debt Discounts and Transaction Costs	E	(78)	(78)
Current Portion of Long-Term Debt	F	(500)	(200)
		$7,129	$7,568

A)                      OVERVIEW

REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2010, Encana had in place a bank credit facility for C$4.5 billion or its equivalent amount in U.S. dollars ($4.5 billion). The facility, which matures in October 2012, is fully revolving up to maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at either the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances, or LIBOR plus applicable margins.

At December 31, 2010, one of Encana’s subsidiaries had in place a bank credit facility totaling $565 million. The facility, which matures in February 2013, is guaranteed by Encana Corporation and is fully revolving up to maturity.  The facility is extendable from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

interest at either the lenders’ U.S. base rate or LIBOR plus applicable margins.

Standby fees paid in 2010 relating to revolving credit and term loan agreements were approximately $5 million (2009 – $4 million; 2008 – $4 million).

UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures.

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion.  The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was filed in May 2009 and expires in June 2011.  At December 31, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system.  The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was filed in April 2010 and expires in May 2012.   At December 31, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

B)                    CANADIAN UNSECURED NOTES

	C$ Principal Amount	2010	2009

4.30% due March 12, 2012	$500	$503	$478
5.80% due January 18, 2018	750	754	716
	$1,250	$1,257	$1,194

C) U.S. UNSECURED NOTES

		2010	2009

7.65% due September 15, 2010		$-	$200
6.30% due November 1, 2011		500	500
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
		$6,400	$6,600

The 5.80% note due May 1, 2014 was issued by the Company’s indirect wholly owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

D)                    INCREASE IN VALUE OF DEBT ACQUIRED

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

E)                     DEBT DISCOUNTS AND TRANSACTION COSTS

Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method.  During 2010, there were no transaction costs and discounts capitalized within long-term debt relating to the issuance of Canadian and U.S. unsecured notes (2009 – $4 million).

F)                      CURRENT PORTION OF LONG-TERM DEBT

	2010	2009

7.65% due September 15, 2010	$-	$200
6.30% due November 1, 2011	500	-
	$500	$200

G)                   MANDATORY DEBT PAYMENTS

	C$ Principal Amount	US$ Principal Amount	Total US$ Equivalent

2011	$-	$500	$500
2012	500	-	503
2013	-	500	500
2014	-	1,000	1,000
2015	-	-	-
Thereafter	750	4,400	5,154
Total	$1,250	$6,400	$7,657

13.	Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

As at December 31	2010	2009

Asset Retirement Obligation, Beginning of Year	$787	$1,230
Liabilities Incurred	101	21
Liabilities Settled	(26)	(52)
Liabilities Divested	(75)	(26)
Liabilities Transferred to Cenovus	-	(692)
Change in Estimated Future Cash Outflows	(38)	74
Accretion Expense	46	71
Foreign Currency Translation	25	161
Asset Retirement Obligation, End of Year	$820	$787

The total undiscounted amount of estimated cash flows required to settle the obligation is $4,696 million (2009 – $3,792 million), which has been discounted at 6.27 percent (2009 – 6.38 percent). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at that time.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

14.       Capital Structure

The Company's capital structure consists of shareholders' equity plus debt, defined as long-term debt including the current portion.  The Company's objectives when managing its capital structure are to:

i)    maintain financial flexibility to preserve Encana's access to capital markets and its ability to meet its financial obligations; and

ii)    finance internally generated growth, as well as potential acquisitions.

The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA").  These metrics are measures of the Company's overall financial strength and are used to steward the Company's overall debt position.

Encana targets a Debt to Capitalization ratio of less than 40 percent.  At December 31, 2010, Encana's Debt to Capitalization ratio was 31 percent (December 31, 2009 – 32 percent) calculated as follows:

As at December 31	2010	2009

Debt	$7,629	$7,768
Shareholders’ Equity	17,327	16,614
Capitalization	$24,956	$24,382
Debt to Capitalization Ratio	31%	32%

Encana targets a Debt to Adjusted EBITDA of less than 2.0 times.  At December 31, 2010, Debt to Adjusted EBITDA was 1.4x (December 31, 2009 – 1.3x; December 31, 2008 – 0.6x) calculated on a trailing 12-month basis as follows:

As at December 31	2010	2009	2008

Debt	$7,629	$7,768	$9,005

Net Earnings from Continuing Operations	$1,499	$1,830	$6,499
Add (deduct):
Interest, net	501	405	402
Income tax expense	561	109	2,720
Depreciation, depletion and amortization	3,242	3,704	4,035
Accretion of asset retirement obligation	46	71	77
Foreign exchange (gain) loss, net	(216)	(22)	423
(Gain) loss on divestitures	2	2	(141)
Adjusted EBITDA	$5,635	$6,099	$14,015
Debt to Adjusted EBITDA	1.4x	1.3x	0.6x

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

The Company's capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented.  Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

15.       Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31		2010		2009
		Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year		751.3	$2,360	750.4	$4,557
Common Shares Issued under Option Plans		0.4	5	0.4	5
Common Shares Issued from PSU Trust		-	-	0.5	19
Stock-Based Compensation		-	2	-	1
Common Shares Purchased		(15.4)	(48)	-	-
Common Shares Cancelled	(Note 3)	-	-	(751.3)	(4,582)
New Encana Common Shares Issued	(Note 3)	-	-	751.3	2,360
Encana Special Shares Issued	(Note 3)	-	-	751.3	2,222
Encana Special Shares Cancelled	(Note 3)	-	-	(751.3)	(2,222)
Common Shares Outstanding, End of Year		736.3	$2,319	751.3	$2,360

PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

For the years ended December 31 (in millions)	2010	2009	2008

Weighted Average Common Shares Outstanding – Basic	739.7	751.0	750.1
Effect of Dilutive Securities	0.1	0.4	1.7
Weighted Average Common Shares Outstanding – Diluted	739.8	751.4	751.8

NORMAL COURSE ISSUER BID

Encana has received regulatory approval each year under Canadian securities laws to purchase common shares under nine consecutive Normal Course Issuer Bids (“NCIB”).  Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced on December 14, 2010 and terminates on December 13, 2011.  During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.  Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

During 2009, the Company did not purchase any of its common shares.

During 2008, the Company purchased approximately 4.8 million common shares for total consideration of approximately $326 million.  Of the amount paid, $29 million was charged to share capital and $297 million was charged to retained earnings.  Included in the common shares purchased in 2008 are 2.0 million common shares distributed, valued at $16 million, from the Encana Employee Benefit Plan Trust that vested under Encana’s Performance Share Unit (“PSU”) Plan. For these common shares distributed, there was a $54 million adjustment to retained earnings with a reduction to paid in surplus of $70 million.

PERFORMANCE SHARE UNITS

In April 2009, the remaining 0.5 million common shares held in trust relating to Encana’s Performance Share Unit Plan were sold for total consideration of $25 million.  Of the amount received, $19 million was credited to share capital and $6 million to paid in surplus, representing the excess consideration received over the original price of the common shares acquired by the trust.  Effective May 15, 2009, the trust agreement was terminated.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

ENCANA STOCK OPTION PLAN

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were granted.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. In addition, certain stock options granted are performance based.  The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Encana attaining prescribed performance relative to predetermined key measures.  All options outstanding as at December 31, 2010 have an associated Tandem Share Appreciation Right (“TSAR”) attached (See Note 16).

At December 31, 2010, there were 11.8 million common shares reserved for issuance under stock option plans (2009 – 9.6 million; 2008 – 16.5 million).

At December 31, 2009, the balance in paid in surplus relates to stock-based compensation programs.

ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES

The share units described below include TSARs, Performance TSARs, Share Appreciation Rights ("SARs") and Performance SARs.

As part of the Split Transaction, on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units.  The terms and conditions of the new share units are similar to the terms and conditions of the original share units.

With respect to Encana share units held by Cenovus employees and Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees.  Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus.  The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 17).  There is no impact on Encana's net earnings for share units held by Cenovus employees.  No further Encana share units will be granted to Cenovus employees.

Cenovus employees can choose to exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares or for cash.  The following table summarizes the information regarding share units held by Cenovus employees as at December 31, 2010.  Refer to Note 16 for information regarding share units held by Encana employees.

As at December 31	2010
	Number of Encana Share Units (millions)	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Encana TSARs held by Cenovus Employees
Outstanding, End of Year	6.4	30.67
Exercisable, End of Year	4.5	30.13

Encana Performance TSARs held by Cenovus Employees
Outstanding, End of Year	7.1	31.61
Exercisable, End of Year	3.6	31.74

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

16.       Compensation Plans

The following information relates to Encana’s compensation plans at December 31, 2010.

As part of the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units.  The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, SARs and Performance SARs.

The original exercise price of the share units was apportioned to the Encana and Cenovus share units based on a valuation methodology that included the weighted average trading price of the new Encana common shares and the weighted average trading price of the Cenovus common shares on the Toronto Stock Exchange (“TSX”) on a "when issued" basis on December 2, 2009.

For new Encana share units held by Encana employees, Encana accrues compensation cost over the vesting period based on the intrinsic method of accounting.

For Cenovus share units held by Encana employees, Encana accrues compensation cost over the vesting period based on the fair value of the Cenovus share units.  The fair value of the Cenovus share units is determined using the Black-Scholes-Merton model.  At December 31, 2010, the fair value was estimated using the following weighted average assumptions: risk free rate of 1.7 percent, dividend yield of 2.4 percent, volatility of 22.5 percent and Cenovus closing market share price of C$33.28 (See Note 17).  No further Cenovus share units will be granted to Encana employees.

Refer to Note 15 for information regarding Encana share units held by Cenovus employees.

A)                      TANDEM SHARE APPRECIATION RIGHTS

All options to purchase common shares issued under the stock option plan described in Note 15 have an associated TSAR attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the TSARs prior to the November 30, 2009 Split Transaction (See Note 3):

As at December 31	2010		2009
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	19,411,939	53.97
Granted	-	-	4,030,680	55.39
Exercised – SARs	-	-	(1,994,556)	42.65
Exercised – Options	-	-	(60,914)	34.89
Forfeited	-	-	(452,606)	60.11
Exchanged for new TSARs	-	-	(20,934,543)	55.25
Outstanding, End of Year	-	-	-	-
Exercisable, End of Year	-	-	-	-

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The following tables summarize information related to the new Encana TSARs held by Encana employees:

As at December 31	2010		2009
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	12,473,214	28.85	-	-
New TSARs exchanged November 30, 2009	-	-	12,556,585	28.83
Granted	4,796,595	32.59	12,775	29.96
Exercised – SARs	(2,499,993)	23.97	(54,075)	21.26
Exercised – Options	(97,136)	20.90	(206)	22.65
Forfeited	(432,413)	32.87	(41,865)	33.46
Outstanding, End of Year	14,240,267	30.89	12,473,214	28.85
Exercisable, End of Year	7,301,991	29.47	7,713,376	26.94

As at December 31, 2010	Outstanding Encana TSARs			Exercisable Encana TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	7,093,900	1.45	27.68	5,358,068	27.23
30.00 to 39.99	6,999,717	3.32	33.86	1,855,933	35.21
40.00 to 49.99	145,150	2.41	44.72	87,090	44.72
50.00 to 59.99	1,500	2.39	50.39	900	50.39
	14,240,267	2.38	30.89	7,301,991	29.47

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2010		2009
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	12,482,694	26.08	-	-
New TSARs exchanged November 30, 2009	-	-	12,556,585	26.07
Exercised – SARs	(3,847,458)	22.25	(29,840)	18.57
Exercised – Options	(105,469)	19.37	(1,206)	16.77
Forfeited	(316,109)	29.86	(42,845)	30.17
Outstanding, End of Year	8,213,658	27.81	12,482,694	26.08
Exercisable, End of Year	5,977,506	27.38	7,735,631	24.35

As at December 31, 2010	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	5,774,811	1.51	25.54	4,361,200	25.30
30.00 to 39.99	2,360,197	2.06	32.84	1,569,116	32.69
40.00 to 49.99	78,650	2.44	42.86	47,190	42.86
	8,213,658	1.68	27.81	5,977,506	27.38

During the year, the Company recorded a net reduction of compensation costs of $2 million, which included a reduction of compensation costs of $33 million related to the Encana TSARs and compensation costs of $31 million related to the Cenovus TSARs (2009 - compensation costs of $5 million related to the outstanding TSARs prior to the Split Transaction,

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

$11 million related to the new Encana TSARs and $46 million related to the Cenovus TSARs; 2008 – reduction of compensation costs of $47 million).

B)                    PERFORMANCE TANDEM SHARE APPRECIATION RIGHTS

During 2007, 2008 and 2009, under the terms of the existing Employee Stock Option Plan, Encana granted Performance TSARs under which the employee has the right to receive a cash payment equal to the excess of the market price of Encana common shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Encana attaining prescribed performance relative to key predetermined measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Performance TSARs prior to the November 30, 2009 Split Transaction (See Note 3):

As at December 31	2010		2009
	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	12,979,725	63.13
Granted	-	-	7,751,720	55.31
Exercised – SARs	-	-	(144,707)	56.09
Exercised – Options	-	-	(980)	56.09
Forfeited	-	-	(2,041,565)	62.64
Exchanged for new Performance TSARs	-	-	(18,544,193)	59.97
Outstanding, End of Year	-	-	-	-
Exercisable, End of Year	-	-	-	-

The following tables summarize information related to the new Encana Performance TSARs held by Encana employees:

As at December 31	2010		2009
	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	10,461,901	31.42	-	-
New Performance TSARs exchanged November 30, 2009	-	-	10,491,119	31.42
Exercised – SARs	(251,443)	29.36	(2,070)	29.45
Exercised – Options	(171)	29.04	-	-
Forfeited	(1,102,718)	31.51	(27,148)	31.59
Outstanding, End of Year	9,107,569	31.46	10,461,901	31.42
Exercisable, End of Year	4,994,939	31.42	2,235,899	31.55

As at December 31, 2010	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	6,274,133	2.28	29.21	3,534,763	29.34
30.00 to 39.99	2,833,436	2.12	36.44	1,460,176	36.44
	9,107,569	2.23	31.46	4,994,939	31.42

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2010		2009
	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	10,462,643	28.42	-	-
New Performance TSARs exchanged November 30, 2009	-	-	10,491,119	28.42
Exercised – SARs	(410,520)	26.54	-	-
Exercised – Options	(991)	26.46	-	-
Forfeited	(1,110,646)	28.49	(28,476)	28.49
Outstanding, End of Year	8,940,486	28.49	10,462,643	28.42
Exercisable, End of Year	4,827,858	28.49	2,236,641	28.54

As at December 31, 2010	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	6,107,050	2.29	26.42	3,367,682	26.55
30.00 to 39.99	2,833,436	2.12	32.96	1,460,176	32.96
	8,940,486	2.24	28.49	4,827,858	28.49

During the year, the Company recorded net compensation costs of $4 million, which included a reduction of compensation costs of $18 million related to the Encana Performance TSARs and compensation costs of $22 million related to the Cenovus Performance TSARs (2009 - compensation costs of $4 million related to the outstanding Performance TSARs prior to the Split Transaction, $20 million related to the new Encana Performance TSARs and $19 million related to the Cenovus Performance TSARs; 2008 – a reduction of compensation costs of $6 million).

C)                    SHARE APPRECIATION RIGHTS

Encana has a program whereby employees may be granted SARs, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right. SARs granted during 2010 and 2009 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the grant date.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The following table summarizes information related to the SARs prior to the November 30, 2009 Split Transaction (See Note 3):

As at December 31	2010		2009
	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	1,285,065	72.13
Granted	-	-	1,126,850	55.48
Exercised – SARs	-	-	(990)	43.50
Forfeited	-	-	(60,365)	66.64
Exchanged for new SARs	-	-	(2,350,560)	64.30
Outstanding, End of Year	-	-	-	-
Exercisable, End of Year	-	-	-	-

The following tables summarize information related to the new Encana SARs held by Encana employees:

As at December 31	2010		2009
	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,343,485	33.75	-	-
New SARs exchanged November 30, 2009	-	-	2,329,835	33.78
Granted	-	-	19,525	29.87
Exercised	(35,535)	28.98	-	-
Forfeited	(121,334)	33.23	(5,875)	32.24
Outstanding, End of Year	2,186,616	33.86	2,343,485	33.75
Exercisable, End of Year	993,370	35.39	370,438	37.93

As at December 31, 2010	Outstanding Encana SARs			Exercisable Encana SARs
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	1,009,771	3.12	28.95	295,669	28.87
30.00 to 39.99	997,945	2.30	36.55	590,361	36.64
40.00 to 49.99	173,900	2.44	46.38	104,340	46.38
50.00 to 59.99	5,000	2.46	50.09	3,000	50.09
	2,186,616	2.69	33.86	993,370	35.39

Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees.  The terms and conditions are similar to the Canadian dollar denominated SARs.  The following tables summarize information related to the U.S. dollar denominated SARs held by Encana employees at December 31, 2010:

As at December 31	2010		2009
	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	-	-	-	-
Granted	4,864,490	30.73	-	-
Forfeited	(145,900)	30.71	-	-
Outstanding, End of Year	4,718,590	30.73	-	-
Exercisable, End of Year	5,050	30.68	-	-

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

As at December 31, 2010	Outstanding Encana SARs			Exercisable Encana SARs
Range of Exercise Price (US$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	477,325	4.75	28.31	-	-
30.00 to 39.99	4,241,265	4.16	31.00	5,050	30.68
	4,718,590	4.22	30.73	5,050	30.68

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2010		2009
	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,323,960	30.55	-	-
New SARs exchanged November 30, 2009	-	-	2,329,835	30.55
Exercised	(44,327)	26.15	-	-
Forfeited	(121,122)	30.11	(5,875)	29.17
Outstanding, End of Year	2,158,511	30.67	2,323,960	30.55
Exercisable, End of Year	979,635	32.08	370,438	34.30

As at December 31, 2010	Outstanding Cenovus SARs			Exercisable Cenovus SARs
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	1,034,146	3.11	26.28	303,813	26.25
30.00 to 39.99	992,015	2.26	33.54	596,412	33.54
40.00 to 49.99	132,350	2.44	43.44	79,410	43.44
	2,158,511	2.68	30.67	979,635	32.08

During the year, the Company recorded net compensation costs of $2 million, which included a reduction of compensation costs of $3 million related to the new Encana SARs and compensation costs of $5 million related to the Cenovus SARs (2009 - compensation costs of $1 million related to the outstanding SARs prior to the Split Transaction, $2 million related to the new Encana SARs and $5 million related to the Cenovus SARs; 2008 – nil).

D)                       PERFORMANCE SHARE APPRECIATION RIGHTS

In 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price.  Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to Encana attaining prescribed performance relative to predetermined key measures.  Performance SARs that do not vest when eligible are forfeited.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The following table summarizes information related to the Performance SARs prior to the November 30, 2009 Split Transaction (See Note 3):

As at December 31	2010		2009
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	-	-	1,620,930	69.40
Granted	-	-	2,140,440	55.31
Forfeited	-	-	(256,235)	67.47
Exchanged for new Performance SARs	-	-	(3,505,135)	60.94
Outstanding, End of Year	-	-	-	-
Exercisable, End of Year	-	-	-	-

The following tables summarize information related to the new Encana Performance SARs held by Encana employees:

As at December 31	2010		2009
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,471,998	32.00	-	-
New Performance SARs exchanged November 30, 2009	-	-	3,481,203	31.99
Exercised	(52,173)	29.04	-	-
Forfeited	(401,963)	32.26	(9,205)	29.97
Outstanding, End of Year	3,017,862	32.01	3,471,998	32.00
Exercisable, End of Year	1,060,938	33.41	293,344	36.44

As at December 31, 2010	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	1,806,183	3.12	29.04	434,645	29.04
30.00 to 39.99	1,211,679	2.12	36.44	626,293	36.44
	3,017,862	2.72	32.01	1,060,938	33.41

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2010		2009
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,471,998	28.94	-	-
New Performance SARs exchanged November 30, 2009	-	-	3,481,203	28.94
Exercised	(64,173)	26.27	-	-
Forfeited	(401,827)	29.20	(9,205)	27.11
Outstanding, End of Year	3,005,998	28.96	3,471,998	28.94
Exercisable, End of Year	1,050,358	30.26	293,344	32.96

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

As at December 31, 2010	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	1,795,147	3.12	26.27	424,493	26.27
30.00 to 39.99	1,210,851	2.12	32.96	625,865	32.96
	3,005,998	2.72	28.96	1,050,358	30.26

During the year, the Company recorded net compensation costs of $2 million, which included a reduction of compensation costs of $4 million related to the new Encana Performance SARs and compensation costs of $6 million related to the Cenovus Performance SARs (2009 - compensation costs of $1 million related to the outstanding Performance SARs prior to the Split Transaction, $3 million related to the new Encana Performance SARs and $7 million related to the Cenovus Performance SARs; 2008 – nil).

E)                     PERFORMANCE SHARE UNITS

In February 2010, PSUs were granted to eligible employees which entitle the employees to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the amended PSU plan.  PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period.  Each year, Encana’s performance will be assessed by the Board of Directors (the “Board”) to determine whether the performance criteria have been met.  Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured.  The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued, based on an average share price over the last 20 trading days of the year for which performance is measured, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs:

	Canadian Dollar	U.S. Dollar
	Denominated	Denominated
As at December 31, 2010	Outstanding PSUs	Outstanding PSUs

Outstanding, Beginning of Year	-	-
Granted	880,735	810,910
Units, in Lieu of Dividends	23,002	21,082
Forfeited	(28,556)	(36,080)
Outstanding, End of Year	875,181	795,912

During the year, the Company recorded compensation costs of $15 million related to the outstanding PSUs (2009 – nil; 2008 – $1 million).

F)                      DEFERRED SHARE UNITS

The Company has in place a program whereby Directors and certain key employees are issued Deferred Share Units (“DSUs”), which vest immediately and are equivalent in value to a common share of the Company.  DSUs expire on December 15th of the year following the Director’s resignation or employee’s termination.

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

The following table summarizes information related to the DSUs:

As at December 31	2010	2009
	Outstanding DSUs	Outstanding DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	672,147	656,841
Granted	104,477	74,600
Converted from HPR awards	21,732	46,884
Encana DSUs exchanged for Cenovus DSUs	-	(367,293)
Encana DSU credit adjustment	-	321,375
Units, in Lieu of Dividends	20,338	22,749
Redeemed	(101,801)	(83,009)
Outstanding, End of Year	716,893	672,147

During the year, the Company did not record any compensation costs related to the outstanding DSUs (2009 – $8 million; 2008 – $2 million).

G)                   PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits (“OPEB”) to its employees.  In the past, the defined benefit plan was offered; however, it has been closed to new entrants since January 1, 2003.  The average remaining service period of the active employees covered by the defined benefit pension plan is six years.  The average remaining service period of the active employees covered by the OPEB plan is 10 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated November 30, 2009 and the next required filing will be as at December 31, 2012.

Information related to defined benefit pension and other post-employment benefit plans, based on actuarial estimations as at December 31, 2010 is as follows:

	Pension Benefits		OPEB
As at December 31	2010	2009	2010	2009

Fair Value of Plan Assets, End of Year	$276	$251	$-	$-
Accrued Benefit Obligation, End of Year	313	277	82	62
Funded Status – Plan Assets (less) than Benefit Obligation	(37)	(26)	(82)	(62)
Amounts Not Recognized:
Unamortized net actuarial (gain) loss	71	59	8	1
Unamortized past service costs	1	2	1	1
Net transitional asset (liability)	-	-	3	5
Accrued Benefit Asset (Liability)	$35	$35	$(70)	$(55)

The 2010 pension benefit obligation was determined using the weighted average discount rate of 5.00 percent (2009 – 5.75 percent) and a weighted average rate of compensation increase of 4.15 percent (2009 – 4.15 percent).  The 2010 OPEB obligation was determined using the weighted average discount rate of 5.10 percent

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

(2009 – 5.93 percent) and a weighted average rate of compensation increase of 6.33 percent (2009 – 6.31 percent).

In 2009, accrued benefit obligation and plan assets of $50 million were allocated in conjunction with the Split Transaction for active employees who are with Cenovus.

The periodic pension and OPEB expense is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2010	2009	2008	2010	2009	2008

Defined Benefit Plans Expense	$12	$20	$9	$15	$14	$12

Defined Contribution Plans Expense	34	43	44	-	-	-

Total Benefit Plans Expense	$46	$63	$53	$15	$14	$12

The Company’s pension plan assets were invested in the following as at December 31, 2010:  41 percent Domestic Equity (2009 – 39 percent), 23 percent Foreign Equity (2009 – 23 percent), 29 percent Bonds (2009 – 29 percent), and 7 percent Real Estate and Other (2009 – 9 percent).  The expected long-term rate of return is 6.75 percent.  The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio.  The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

The Company’s contributions to the defined benefit pension plans are subject to the results of an actuarial valuation and direction by the Human Resources and Compensation Committee. Contributions by the participants to the pension and other benefits plans were $0.3 million for the year ended December 31, 2010 (2009 – $1 million; 2008 – $1 million).  Encana’s contribution to the defined benefit pension plans for the year ended December 31, 2010 was $10 million (2009 – $12 million; 2008 – $8 million).

The Company’s OPEB plans are funded on an as required basis.

Estimated future payments of pension and other benefits are as follows:

	Pension Benefits	OPEB

2011	$18	$3
2012	19	3
2013	19	4
2014	20	5
2015	21	5
2016 – 2020	107	34
Total	$204	$54

17.              Financial Instruments and Risk Management

Encana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities, and long-term debt.  Risk management assets and liabilities arise from the use of derivative financial instruments.  Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:

A)                    FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as discussed in Notes 15 and 16.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Risk management assets and liabilities are recorded at their estimated fair value using quoted market prices or, in their absence, third-party market indications and forecasts.

The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.

Long-term debt is carried at amortized cost using the effective interest method of amortization.  The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

The fair value of financial assets and liabilities were as follows:

As at December 31	2010		2009

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$629	$629	$4,275	$4,275
Accounts receivable and accrued revenues (1)	27	27	75	75
Risk management assets (2)	1,234	1,234	360	360
Investments and other assets	86	86	-	-
Loans and Receivables:
Accounts receivable and accrued revenues	1,076	1,076	1,105	1,105
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities (3, 4)	$147	$147	$155	$155
Risk management liabilities (2)	73	73	168	168
Other Financial Liabilities:
Accounts payable and accrued liabilities	2,064	2,064	1,988	1,988
Long-term debt (2)	7,629	8,488	7,768	8,527

(1)   Represents amounts due from Cenovus for Encana share units held by Cenovus employees as discussed in Note 15.

(2)   Including current portion.

(3)   Includes amounts due to Cenovus employees for Encana share units held as discussed in Note 15.

(4)   Includes amounts due to Cenovus for Cenovus share units held by Encana employees as discussed in Notes 15 and 16.

B)                    RISK MANAGEMENT ASSETS AND LIABILITIES

NET RISK MANAGEMENT POSITION

As at December 31	2010	2009

Risk Management
Current asset	$729	$328
Long-term asset	505	32
	1,234	360

Risk Management
Current liability	65	126
Long-term liability	8	42
	73	168
Net Risk Management Asset	$1,161	$192

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS

As at December 31	2010			2009
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,234	$63	$1,171	$298	$88	$210
Crude oil	-	-	-	62	72	(10)
Power	-	10	(10)	-	8	(8)
Total Fair Value	$1,234	$73	$1,161	$360	$168	$192

NET FAIR VALUE METHODOLOGIES USED TO CALCULATE UNREALIZED RISK MANAGEMENT POSITIONS

The total net fair value of Encana’s unrealized risk management positions is $1,161 million as at December 31, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.

NET FAIR VALUE OF COMMODITY PRICE POSITIONS AT DECEMBER 31, 2010

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,438 MMcf/d	2011	5.98 US$/Mcf	$745
NYMEX Fixed Price	1,125 MMcf/d	2012	6.36 US$/Mcf	522

Basis Contracts *
Canada		2011		(15)
United States		2011		(51)
Canada and United States		2012-2013		(21)
				1,180
Other Financial Positions **				(9)
Natural Gas Fair Value Position				1,171

Power Purchase Contracts
Power Fair Value Position				(10)
Total Fair Value				$1,161

*

Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2010	2009	2008

Revenues, Net of Royalties	$1,207	$4,420	$(309)
Operating Expenses and Other	(4)	(44)	28
Gain (Loss) on Risk Management	$1,203	$4,376	$(281)

	Unrealized Gain (Loss	)
For the years ended December 31	2010	2009	2008

Revenues, Net of Royalties	$947	$(2,640)	$2,717
Operating Expenses and Other	(2)	(40)	12
Gain (Loss) on Risk Management	$945	$(2,680)	$2,729

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31, 2010

	2010		2009	2008
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$192
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	2,148	$2,148	$1,696	$2,448
Settlement of Contracts Transferred to Cenovus	24	-	-	-
Fair Value of Contracts Realized During the Year	(1,203)	(1,203)	(4,376)	281
Fair Value of Contracts, End of Year	$1,161	$945	$(2,680)	$2,729

COMMODITY PRICE SENSITIVITIES

The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant.  The Company has used a 10 percent variability to assess the potential impact of commodity price changes.  Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31, 2010 as follows:

	10% Price Increase	10% Price Decrease

Natural gas price	$ (447)	$ 447
Power price	10	(10)

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

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board.  The Company’s policy is to not use derivative financial instruments for speculative purposes.

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

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.  This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality.  At December 31, 2010, cash equivalents include high-grade, short-term securities, placed primarily with governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2010, approximately 94 percent (2009 – 93 percent) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At December 31, 2010, Encana had four counterparties (2009 – two counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.

LIQUIDITY RISK

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management.  Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position. Further information on Encana’s Debt to Capitalization ratio and Debt to Adjusted EBITDA calculation is contained in Note 14.

In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, capital markets and banks.  As at December 31, 2010, Encana had available unused committed bank credit facilities totaling $5.1 billion which include a C$4.5 billion ($4.5 billion) revolving bank credit facility and a U.S. subsidiary revolving bank credit facility for $565 million that remain committed through October 2012 and February 2013, respectively.

Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion of debt securities in the United States.  These shelf prospectuses expire in June 2011 and May 2012, respectively.  The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 – 3 Years	4 – 5 Years	6 – 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$ 2,211	$ -	$ -	$ -	$ -	$ 2,211
Risk Management Liabilities	65	8	-	-	-	73
Long-Term Debt *	973	1,853	1,705	3,141	6,502	14,174

* Principal and interest, including current portion.

Encana’s total long-term debt obligations were $14.2 billion at December 31, 2010.  Further information on long-term debt is contained in Note 12.

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities.  As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results.  Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies.  As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt.  As at December 31, 2010, Encana had $5.4 billion in U.S. dollar debt issued from Canada subject to foreign exchange exposure ($5.6 billion at December 31, 2009) and $2.3 billion in debt that was not subject to foreign exchange exposure ($2.2 billion at December 31, 2009).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $49 million change in foreign exchange (gain) loss at December 31, 2010 (2009 - $21 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities.  The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.

At December 31, 2010, the Company had no floating rate debt.  Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 – nil).

18.              Supplementary Information

A)                     NET CHANGE IN NON-CASH WORKING CAPITAL FROM CONTINUING OPERATIONS

For the years ended December 31	2010	2009	2008

Operating Activities
Accounts receivable and accrued revenues	$190	$(487)	$452
Inventories	6	(271)	211
Accounts payable and accrued liabilities	(50)	567	(354)
Income tax payable	(2,136)	1,237	(589)
Discontinued operations	-	(1,075)	(1,073)
	$(1,990)	$(29)	$(1,353)

Investing Activities
Accounts payable and accrued liabilities	$(26)	$(50)	$34

B)     SUPPLEMENTARY CASH FLOW INFORMATION – CONTINUING OPERATIONS

For the years ended December 31	2010	2009	2008

Interest Paid	$507	$507	$543
Income Taxes Paid	$2,024	$766	$1,574

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

19.    Commitments and Contingencies

COMMITMENTS

As at December 31, 2010	2011	2012	2013	2014	2015	Thereafter	Total

Pipeline Transportation and Processing	$687	$722	$763	$767	$726	$ 3,416	$7,081
Purchases of Goods and Services (1)	974	353	211	161	141	400	2,240
Office Rent (2)	81	188	195	191	185	3,206	4,046
Capital Commitments	199	120	-	-	-	38	357
Total	$1,941	$1,383	$1,169	$1,119	$1,052	$ 7,060	$13,724

Cenovus’s Share of Costs (3)	$119	$142	$82	$80	$76	$ 1,528	$2,027

(1)   Includes a commitment of $667 million related to the PFC for the Deep Panuke project currently recorded as an asset under construction (See Note 4).  This is expected to be recorded as an eight year capital lease upon commencement of operations.

(2)   Primarily related to the lease of office space associated with The Bow.  Tenant improvements for The Bow are included under Capital Commitments.

(3)   Tenant costs associated with The Bow as well as current office space lease arrangements remain with Encana.  Cenovus and Encana have entered into an agreement to share in the costs.

In addition to the above, the Company has made commitments related to its risk management program (See Note 17).

CONTINGENCIES

LEGAL PROCEEDINGS

The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.

ASSET RETIREMENT

Encana is responsible for the retirement of long-lived assets related to its oil and gas properties and Midstream facilities at the end of their useful lives. The Company has recognized a liability of $820 million based on current legislation and estimated costs. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

INCOME TAX MATTERS

The operations of the Company are complex, and related tax interpretations, regulations and legislation in the various jurisdictions in which Encana operates are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

20.    Subsequent Events

On February 9, 2011, Encana announced the signing of a Co-operation Agreement with PetroChina International Investment Company Limited, a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana’s Cutbank Ridge business assets in British Columbia and Alberta.  Under the Co-operation Agreement, the two companies would establish a 50/50 joint venture to develop the assets.

The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement.  Financial impacts will be determined at the time the negotiations are complete.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

21.    United States Accounting Principles and Reporting

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.

RECONCILIATION OF NET EARNINGS UNDER CANADIAN GAAP TO U.S. GAAP

For the years ended December 31	Note	2010	2009	2008

Net Earnings – Canadian GAAP		$1,499	$1,862	$5,944
Less:
Net Earnings From Discontinued Operations – Canadian GAAP		-	32	(555)
Net Earnings From Continuing Operations – Canadian GAAP		1,499	1,830	6,499

Increase (Decrease) in Net Earnings From Continuing Operations Under U.S. GAAP:
Revenues, net of royalties		-	-	-
Operating	D ii), H	(7)	(16)	(46)
Depreciation, depletion and amortization	B, D ii)	1,234	(10,926)	(1,755)
Administrative	D ii)	(3)	22	(27)
Interest, net	A	-	-	(3)
Foreign exchange (gain) loss, net	G	35	128	-
Stock-Based compensation – options	C	-	-	2
Income tax expense (recovery)	E	(415)	3,378	695
Net Earnings (Loss) From Continuing Operations – U.S. GAAP		2,343	(5,584)	5,365
Net Earnings (Loss) From Discontinued Operations – U.S. GAAP		-	32	(555)
Net Earnings (Loss) – U.S. GAAP		$2,343	$(5,552)	$4,810

Net Earnings (Loss) From Continuing Operations per Common Share
Basic		$3.17	$(7.44)	$7.15
Diluted		$3.17	$(7.44)	$7.14
Net Earnings (Loss) per Common Share
Basic		$3.17	$(7.39)	$6.41
Diluted		$3.17	$(7.39)	$6.40

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF EARNINGS – U.S. GAAP

For the years ended December 31	Note	2010	2009	2008

Revenues, Net of Royalties		$8,870	$11,114	$21,053
Expenses
Production and mineral taxes		217	171	478
Transportation		859	1,280	1,704
Operating	D ii), H	1,068	1,643	2,029
Purchased product		739	1,460	2,426
Depreciation, depletion and amortization	B, D ii)	2,008	14,630	5,790
Administrative	D ii)	362	455	474
Interest, net	A	501	405	405
Accretion of asset retirement obligation		46	71	77
Foreign exchange (gain) loss, net	G	(251)	(150)	423
Stock-Based compensation – options	C	-	-	(2)
(Gain) loss on divestitures		2	2	(141)
Net Earnings (Loss) Before Income Tax		3,319	(8,853)	7,390
Income tax expense (recovery)	E	976	(3,269)	2,025
Net Earnings (Loss) From Continuing Operations – U.S. GAAP		2,343	(5,584)	5,365
Net Earnings (Loss) From Discontinued Operations – U.S. GAAP		-	32	(555)
Net Earnings (Loss) – U.S. GAAP		$2,343	$(5,552)	$4,810

Net Earnings (Loss) From Continuing Operations per Common Share – U.S. GAAP
Basic		$3.17	$(7.44)	$7.15
Diluted		$3.17	$(7.44)	$7.14
Net Earnings (Loss) From Discontinued Operations per Common Share – U.S. GAAP
Basic		$-	$0.05	$(0.74)
Diluted		$-	$0.05	$(0.74)
Net Earnings (Loss) per Common Share – U.S. GAAP
Basic		$3.17	$(7.39)	$6.41
Diluted		$3.17	$(7.39)	$6.40

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – U.S. GAAP

For the years ended December 31	Note	2010	2009	2008

Net Earnings (Loss) – U.S. GAAP		$2,343	$(5,552)	$4,810
Change in Fair Value of Financial Instruments	A	-	-	2
Foreign Currency Translation Adjustment	B, D ii), F, G	226	1,970	(2,217)
Compensation Plans	D i), F	(2)	13	(12)
Comprehensive Income (Loss)		$2,567	$(3,569)	$2,583

CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME – U.S. GAAP

For the years ended December 31	Note	2010	2009	2008

Balance, Beginning of Year		$698	$811	$3,038
Change in Fair Value of Financial Instruments	A	-	-	2
Foreign Currency Translation Adjustment	B, D ii), F, G	226	1,970	(2,217)
Compensation Plans	D i), F	(2)	13	(12)
Net Distribution to Cenovus Energy		-	(2,096)	-
Balance, End of Year		$922	$698	$811

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF RETAINED EARNINGS – U.S. GAAP

For the years ended December 31	2010	2009	2008

Retained Earnings, Beginning of Year	$4,804	$16,344	$12,976
Net Earnings (Loss)	2,343	(5,552)	4,810
Dividends on Common Shares	(590)	(1,051)	(1,199)
Charges for Normal Course Issuer Bid	(445)	-	(243)
Net Distribution to Cenovus Energy	-	(4,937)	-
Retained Earnings, End of Year	$6,112	$4,804	$16,344

CONDENSED CONSOLIDATED BALANCE SHEET – U.S. GAAP

As at December 31			2010		2009
	Note	As Reported	U.S. GAAP	As Reported	U.S. GAAP

Assets
Current Assets	D i), H	$2,854	$2,807	$5,795	$5,750
Property, Plant and Equipment	B, D ii)
(includes unproved properties and major development projects of $3,030 and $3,128 as of December 31, 2010 and 2009, respectively)		51,959	51,848	45,503	45,393
Accumulated Depreciation, Depletion
and Amortization		(23,258)	(34,655)	(19,330)	(31,738)
Property, Plant and Equipment, net		28,701	17,193	26,173	13,655
(Full Cost Method for Oil and Gas Activities)
Investments and Other Assets	D i)	235	200	164	119
Risk Management		505	505	32	32
Goodwill		1,725	1,725	1,663	1,663
		$34,020	$22,430	$33,827	$21,219

Liabilities and Shareholders’ Equity
Current Liabilities	A, D i), ii)	$2,776	$3,093	$4,245	$4,530
Long-Term Debt		7,129	7,129	7,568	7,568
Other Liabilities	A, D i), ii)	1,730	1,781	1,185	1,220
Risk Management		8	8	42	42
Asset Retirement Obligation		820	820	787	787
Future Income Taxes	E	4,230	213	3,386	(829)
		16,693	13,044	17,213	13,318

Share Capital	C
Common shares, no par value		2,319	2,352	2,360	2,393
Outstanding: 2010 – 736.3 million shares
2009 – 751.3 million shares
Paid in Surplus		-	-	6	6
Retained Earnings		13,957	6,112	13,493	4,804
Accumulated Other Comprehensive Income	A, B, D i), ii), F, G	1,051	922	755	698
		17,327	9,386	16,614	7,901
		$34,020	$22,430	$33,827	$21,219

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS – U.S. GAAP

For the years ended December 31	2010	2009	2008

Operating Activities
Net earnings (loss) from continuing operations	$2,343	$(5,584)	$5,365
Depreciation, depletion and amortization	2,008	14,630	5,790
Future income taxes	1,189	(5,177)	1,028
Unrealized (gain) loss on risk management	(945)	2,680	(2,729)
Unrealized foreign exchange (gain) loss	(313)	(359)	417
Accretion of asset retirement obligation	46	71	77
(Gain) loss on divestitures	2	2	(141)
Other	109	320	(8)
Cash flow from discontinued operations	-	149	(441)
Net change in other assets and liabilities	(84)	23	(254)
Net change in non-cash working capital from continuing operations	(1,990)	18	(1,353)
Net change in non-cash working capital from discontinued operations	-	1,100	1,210

Cash From Operating Activities	$2,365	$7,873	$8,961

Cash (Used in) Investing Activities	$(4,729)	$(4,806)	$(7,517)

Cash From (Used in) Financing Activities	$(1,284)	$835	$(1,439)

Notes:

A)  DERIVATIVE INSTRUMENTS AND HEDGING

On January 1, 2004, the Company implemented under Canadian GAAP, EIC 128 “Accounting For Trading, Speculative or Non-Hedging Derivative Financial Instruments”, which requires derivatives not designated as hedges to be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings. Under the transitional rules, any gain or loss at the implementation date is deferred and recognized into revenue once realized. Currently, Management has not designated any of the financial instruments as hedges.

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards for derivatives and hedging effective January 1, 2001. The standard requires that all derivatives be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes.  Any gain or loss on implementation of this U.S. GAAP standard was recorded in OCI.  These transitional amounts are recognized into net earnings as the positions are realized.

Unrealized gain (loss) on derivatives relates to:

For the years ended December 31	2010	2009	2008

Commodity Prices (Revenues, net of royalties)	$947	$(2,640)	$2,717
Operating Expenses and Other	(2)	(40)	12
Interest and Currency Swaps (Interest, net)	-	-	(3)
Total Unrealized Gain (Loss)	$945	$(2,680)	$2,726

Amounts Allocated to Continuing Operations	$945	$(2,680)	$2,726
Amounts Allocated to Discontinued Operations	-	-	-
	$945	$(2,680)	$2,726

In 2008, the remaining balance that was related to the transitional amounts in AOCI was recognized in net earnings for U.S. GAAP.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

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

At December 31, 2009, the Company’s capitalized costs of oil and gas properties exceeded the full cost ceiling resulting in a non-cash U.S. GAAP write-down of $11.1 billion charged to depreciation, depletion and amortization ($7.6 billion after-tax). This write-down included $6.3 billion from properties in the United States ($4.0 billion after-tax) (2008 – $1.8 billion charged to depreciation, depletion and amortization; $1.1 billion after-tax) and $4.8 billion from properties in Canada ($3.6 billion after-tax) (2008 – nil). Additional depletion was also recorded in 2001, and certain prior years, as a result of the ceiling test difference between Canadian GAAP and U.S. GAAP.  As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.

The U.S. GAAP adjustment for the difference in depletion calculations results in an impact to depreciation, depletion and amortization charges and foreign currency translation adjustment of a $1,235.8 million decrease and a $11.1 million increase, respectively (2009 – $171.8 million decrease and $0.5 million decrease; 2008 – $13.3 million decrease and $0.8 million increase).

C)  STOCK-BASED COMPENSATION – CPL REORGANIZATION

U.S. GAAP requires that compensation expense must be recorded if the intrinsic value of the stock options is not exactly the same immediately before and after an equity restructuring. As part of the corporate reorganization of Canadian Pacific Limited (“CPL”), an equity restructuring occurred that resulted in CPL stock options being replaced with stock options granted by Encana. This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

D)  COMPENSATION PLANS

i) Pensions and Other Post-Employment Benefits

For the year ended December 31, 2006, the Company adopted, for U.S. GAAP purposes, the standard for retirement benefits.  The standard requires Encana to recognize the over-funded or under-funded status of defined benefit and post-employment plans on the balance sheet as an asset or liability and to recognize changes in the funded status through OCI.  Canadian GAAP does not require the Company to recognize the funded status of these plans on its balance sheet.

ii) Liability-Based Stock Compensation Plans

Under Canadian GAAP, obligations for liability-based stock compensation plans are recorded using the intrinsic-value method of accounting. For U.S. GAAP purposes, the Company adopted the standard for stock compensation for the year ended December 31, 2006 using the modified-prospective approach.  Under the standard, the intrinsic-value method of accounting for liability-based stock compensation plans is no longer an alternative.  Liability-based stock compensation plans, including tandem share appreciation rights, performance tandem share appreciation rights, share appreciation rights, performance share appreciation rights, performance share units, and deferred share units, are required to be re-measured at fair value at each reporting period up until the settlement date.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

To the extent compensation cost relates to employees directly involved in natural gas and crude oil exploration and development activities, such amounts are capitalized to property, plant and equipment.  Amounts not capitalized are recognized as administrative expenses or operating expenses. The current period adjustments have the following impact:

•     Net capital assets increased by $4.0 million (2009 – $56.4 million decrease)

•     Current liabilities increased by $16.9 million (2009 – $76.7 million decrease)

•     Other liabilities decreased by $0.7 million (2009 – $3.2 million increase)

•     Other comprehensive income decreased by $0.3 million (2009 – $3.2 million decrease)

•     Operating expenses increased by $6.8 million (2009 – $31.5 million decrease)

•     Administrative expenses increased by $3.4 million (2009 – $21.8 million decrease)

•     Depreciation, depletion and amortization expenses increased by $1.7 million (2009 – $0.8 million decrease)

E)  INCOME TAXES

The following differences result from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet which include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The following table provides a reconciliation of the statutory rate to the actual tax rate:

For the years ended December 31	2010	2009	2008

Net Earnings (Loss) Before Income Tax – U.S. GAAP	$3,319	$(8,853)	$7,390
Canadian Statutory Rate	28.2%	29.2%	29.7%
Expected Income Tax	936	(2,585)	2,191
Effect on Taxes Resulting from:
Statutory and other rate differences	101	(389)	15
Effect of tax rate changes	13	-	-
International financing	(78)	(101)	(268)
Foreign exchange (gains) losses not included in net earnings	6	20	47
Non-taxable capital (gains) losses	(38)	(71)	84
Other	36	(143)	(44)
Income Tax – U.S. GAAP	$976	$(3,269)	$2,025
Effective Tax Rate	29.4%	36.9%	27.4%

The net future income tax liability is comprised of:

As at December 31	2010	2009

Future Tax Liabilities
Property, plant and equipment in excess of tax values	$77	$-
Timing of partnership items	-	78
Risk management	374	75

Future Tax Assets
Tax values of property, plant and equipment in excess of carrying amounts	-	(802)
Non-capital and net operating losses carried forward	(285)	(174)
Other	47	(6)
Net Future Income Tax Liability	$213	$(829)

F)  OTHER COMPREHENSIVE INCOME

The U.S. GAAP standard for retirement benefits requires the funded status of defined benefit and post-employment plans to be presented on the balance sheet and changes in the funded status be recorded through comprehensive income. In 2010, a loss of $2.1 million, net of tax, was recognized in OCI (2009 – $12.5 million gain, net of tax, as noted in D i).  On adoption of the standard, as required, the transitional amount of $48 million, net of tax was booked directly to AOCI.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Notes to Consolidated Financial Statements

The foreign currency translation adjustment includes the effect of the accumulated U.S. GAAP differences.

G)  FOREIGN CURRENCY TRANSLATION

In 2010, in accordance with Canadian GAAP, the Company recognized a foreign exchange loss arising from the translation of an intercompany transaction that reduced the Company’s net investment in a self-sustaining foreign operation.   Under U.S. GAAP, intra-entity foreign currency transactions that are of a long-term investment nature between entities that are consolidated in the Company’s financial statements are not included in determining net earnings but reported as translation adjustments.  Accordingly, net earnings under U.S. GAAP increased by $35 million (2009 - $128 million) with a corresponding decrease to foreign currency translation.

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

J)  DIVIDENDS DECLARED ON COMMON STOCK

For the years ended December 31	2010	2009	2008

Dividends per share	$0.80	$1.40	$1.60

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                               Certifications.  See Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)                              Disclosure Controls and Procedures.  As of the end of Encana Corporation’s (“Encana”) fiscal year ended December 31, 2010, an evaluation of the effectiveness of Encana’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Encana’s management, with the participation of its principal executive officer and principal financial officers.  Based upon that evaluation, Encana’s principal executive officer and principal financial officers have concluded that as of the end of that fiscal year, Encana’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Encana in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Encana’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while Encana’s principal executive officer and principal financial officers believe that Encana’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Encana’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)                               Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

(d)                             Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditor’s Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

(e)                               Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2010, there were no changes in Encana’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Encana’s internal control over financial reporting.

40-F2

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Encana’s board of directors has determined that Jane L. Peverett and Bruce G. Waterman, members of Encana’s audit committee, each qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Encana has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Business Conduct & Ethics Practice” (as amended to the date of this Form 40-F, the “Code of Ethics”), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on Encana’s website at www.encana.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting:  Jeffrey G. Paulson, Corporate Secretary, Encana Corporation, 1800, 855-2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5.  Alternatively, requests for a copy of the Code of Ethics may be made by contacting Encana’s Corporate Secretarial Department at (403) 645-2000 (Fax: (403) 645-4617).

Since the adoption of the Code of Ethics, there have not been any waivers, including implicit waivers, granted from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information–External Auditor Service Fees” in Encana’s Annual Information Form for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information–Pre-Approval Policies and Procedures” in Encana’s Annual Information Form for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

Encana does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial

40-F3

condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies—Contractual Obligations” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

Encana has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Barry W. Harrison, Suzanne P. Nimocks, Jane L. Peverett (Chair), Allan P. Sawin, Bruce G. Waterman and David P. O’Brien (ex officio).

New York Stock Exchange Disclosure.

Presiding Director at Meetings of Non-Management Directors

Encana schedules regular executive sessions in which Encana’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Mr. David P. O’Brien serves as the presiding director (the “Presiding Director”) at such sessions.  Each of Encana’s non-management directors is “independent” for the purposes of Canadian National Instrument 58-101.

Communication with Non-Management Directors

Shareholders may send communications to Encana’s non-management directors by writing to the Presiding Director, c/o Jeffrey G. Paulson, Corporate Secretary, Encana Corporation, 1800, 855 - 2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada, T2P 2S5.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company’s website.  Encana operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2010 Annual and Special Meeting of Shareholders.  However, Encana has not codified its corporate governance principles into formal guidelines for posting on its website.

40-F4

Board Committee Mandates

The Mandates of Encana’s audit committee, human resources and compensation committee, and nominating and corporate governance committee are each available for viewing on Encana’s website at www.encana.com.

Statement of Governance Differences

As a Canadian corporation listed on the NYSE, Encana is not required to comply with most of the NYSE’s corporate governance standards, and instead may comply with Canadian corporate governance practices.  Encana is, however, required to disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards.

Encana has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards, and that summary, entitled “Differences in Encana’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards”, is available for viewing on Encana’s website at www.encana.com/aboutus/boardofdirectors/filings/.

Encana’s corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the Commission to give effect to the provisions of the Sarbanes-Oxley Act of 2002.

A description of Encana’s corporate governance practices is included under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2010 Annual and Special Meeting of Shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 17, 2011.

Encana Corporation

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President & Chief Financial Officer

By:	/s/ William A. Stevenson
Name:	William A. Stevenson
Title:	Executive Vice-President & Chief Accounting Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Accounting Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.4	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.5	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Certification of Chief Accounting Officer pursuant to 18 U.S.C. Section 1350

99.7	Consent of PricewaterhouseCoopers LLP

99.8	Consent of McDaniel & Associates Consultants Ltd.

99.9	Consent of Netherland, Sewell & Associates, Inc.

99.10	Consent of DeGolyer and MacNaughton

99.11	Consent of GLJ Petroleum Consultants Ltd.