Form 40-F
period 2011-12-31
ENCANA CORP
filed 2012-02-23
CIK 1157806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

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
(212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.     Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  736,327,987

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

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)                             Annual Information Form for the fiscal year ended December 31, 2011;

(b)                             Management’s Discussion and Analysis for the fiscal year ended December 31, 2011; and

(c)                              Consolidated Financial Statements for the fiscal year ended December 31, 2011 (Note 27 to the Consolidated Financial Statements contains a reconciliation of those financial statements to United States Generally Accepting Accounting Principles (U.S. GAAP)).

40-F1

Encana Corporation

Annual Information Form

February 23, 2012

Encana Corporation	1	Annual Information Form (prepared in US$)

Introduction

This is the annual information form of Encana Corporation (“Encana” or the “Company”) for the year ended December 31, 2011. In this annual information form, unless otherwise specified or the context otherwise requires, reference to “Encana” or to the “Company” includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

In this annual information form, daily natural gas volumes are referenced in either thousands of cubic feet (“Mcf”) per day (“Mcf/d”), millions of cubic feet (“MMcf”) per day (“MMcf/d”), or billions of cubic feet (“Bcf”) per day (“Bcf/d”).  The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate.  Daily liquids volumes are referenced in either barrels (“bbls”) per day (“bbls/d”), thousands of barrels (“Mbbls”) per day (“Mbbls/d”) or millions of barrels (“MMbbls”) per day (“MMbbls/d”).

Certain liquids volumes have been converted to thousands of cubic feet equivalent (“Mcfe”), millions of cubic feet equivalent (“MMcfe”) or billions of cubic feet equivalent (“Bcfe”) on the basis of one barrel (“bbl”) to six Mcf. Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the same basis. Mcfe, MMcfe, Bcfe and BOE may be misleading, particularly if used in isolation. An Mcfe, MMcfe or Bcfe conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

On January 1, 2011, Encana adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010. The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2011, including 2010 required comparative information, have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). Prior to 2011, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).

Unless otherwise indicated, all financial information included in this annual information form is determined using IFRS, which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Note 27 to Encana’s annual audited Consolidated Financial Statements for the year ended December 31, 2011 contains a discussion of the principal differences between Encana’s financial results calculated under IFRS and U.S. GAAP.

Readers are directed to the sections titled “Note Regarding Forward-Looking Statements” and “Note Regarding Reserves Data and Other Oil and Gas Information”.

Unless otherwise specified, all dollar amounts are expressed in United States (“U.S.”) dollars, all references to “dollars”, “$” or to “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.  All proceeds from divestitures are provided on a before-tax basis.

Encana Corporation	2	Annual Information Form (prepared in US$)

Corporate Structure

Name and Incorporation

Encana Corporation is incorporated under the Canada Business Corporations Act (“CBCA”). Its executive and registered office is located at 1800, 855 - 2nd Street S.W., Calgary, Alberta, Canada T2P 2S5.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana and Cenovus Energy Inc. (“Cenovus”). In conjunction with the Split Transaction, Encana’s articles were amended to make certain changes to its share capital. Further information on the Company’s share capital is disclosed under “Description of Share Capital”.

Intercorporate Relationships

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of Encana’s principal subsidiaries and partnerships as at December 31, 2011. Each of these subsidiaries and partnerships had total assets that exceeded 10 percent of Encana’s total consolidated assets or annual revenues that exceeded 10 percent of Encana’s total consolidated annual revenues as at December 31, 2011.

Subsidiaries & Partnerships	Percentage Directly or Indirectly Owned	Jurisdiction of Incorporation, Continuance or Formation

Encana USA Holdings	100	Delaware
3080763 Nova Scotia Company	100	Nova Scotia
Alenco Inc.	100	Delaware
Encana Oil & Gas (USA) Inc.	100	Delaware
Encana Marketing (USA) Inc.	100	Delaware
Encana USA Investment Holdings	100	Delaware

The above table does not include all of the subsidiaries and partnerships of Encana. The assets and annual revenues of unnamed subsidiaries and partnerships in the aggregate did not exceed 20 percent of Encana’s total consolidated assets or total consolidated annual revenues as at December 31, 2011.

As a general matter, Encana reorganizes its subsidiaries as required to maintain proper alignment of its business, operating and management structures.

Encana Corporation	3	Annual Information Form (prepared in US$)

General Development of the Business

Encana was formed in 2002 through the business combination of Alberta Energy Company Ltd. (“AEC”) and PanCanadian Energy Corporation (“PanCanadian”). On November 30, 2009, Encana completed the Split Transaction which resulted in two independent publicly traded energy companies – Encana and Cenovus.

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana’s other operations include the transportation and marketing of natural gas, oil and NGLs.  All of Encana’s reserves and production are located in North America.

Operating Divisions

Encana employs a decentralized decision making structure and is currently divided into two operating divisions. The operating divisions are:

•             Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•             USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.

Encana’s proprietary production is substantially sold by the Midstream, Marketing & Fundamentals team, which is focused on enhancing the Company’s netback price. Midstream, Marketing & Fundamentals manages Encana’s market optimization activities, which include third-party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Encana’s Natural Gas Economy team focuses on pursuing the development of expanded natural gas markets in North America, particularly within the areas of power generation, transportation and industrial applications. Due to the technical breakthroughs which have enhanced natural gas extraction, the commercial resource in North America has grown to a historical high. This abundance improves the longer term affordability and reliability of natural gas for these potential markets. In addition, increased use of natural gas has the potential to yield lower greenhouse gas and volatile organic compound emissions as compared to other fossil fuel use.

For 2011 financial reporting purposes, Encana’s reportable segments were: (i) Canada; (ii) USA; (iii) Market Optimization; and (iv) Corporate and Other. Corporate and Other is not an operating segment and mainly includes unrealized gains or losses recognized on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recognized in the operating segment to which the derivative instruments relate.

Encana Corporation	4	Annual Information Form (prepared in US$)

Recent Developments

Significant events which contributed to the development of Encana’s business over the last three years included the following:

2011

•             Acquired various strategic exploration and evaluation lands and properties which complement existing assets within Encana’s portfolio, totaling $515 million. Land capture included additional acreage with potential oil and natural gas streams with associated liquids.

•           Completed planned divestitures for total proceeds of $891 million of Encana’s interest in the Cabin natural gas processing plant in British Columbia, the Fort Lupton natural gas processing plant in Colorado and the South Piceance natural gas gathering assets in Colorado.

•           Closed the majority of the sale of its North Texas natural gas producing assets for proceeds of $836 million. On February 7, 2012, Encana received additional proceeds of $91 million. The remainder of the sale, for proceeds of approximately $24 million, is subject to completion of additional closing conditions and is expected to close in the first quarter of 2012.

•             Agreed to sell two natural gas processing plants in the Cutbank Ridge area of British Columbia for approximately C$920 million. The sale closed on February 9, 2012 and the proceeds were received.

•            Entered into negotiations with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Mitsubishi will invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction is expected to close by the end of February 2012.

•            Entered into deep cut processing arrangements, which will allow the Company to extract additional NGL volumes from its natural gas streams starting in 2012 at the Musreau and Gordondale plants in the Alberta Deep Basin.

•             Acquired a 30 percent interest in the planned Kitimat liquefied natural gas (“LNG”) export terminal in British Columbia.

•            Entered into an agreement to be the sole LNG fueling supplier to a fleet of 200 LNG heavy-duty trucks in Louisiana through its mobile and permanent LNG fueling stations and opened four compressed natural gas fueling stations.

•            Ended negotiations with PetroChina International Investment Company, a subsidiary of PetroChina Company Limited (“PetroChina”), for a proposed joint venture concerning a 50 percent interest in Encana’s Cutbank Ridge business assets after the parties were unable to achieve substantial alignment with respect to key elements of the proposed transaction. Negotiations with PetroChina commenced in 2010.

2010

•            Entered into farm-out agreements with Kogas Canada Ltd., a subsidiary of Korea Gas Corporation (“Kogas”), which agreed to invest approximately C$565 million over three years to earn a 50 percent interest in approximately 154,000 acres of land in Horn River and Montney in the Greater Sierra and Cutbank Ridge key resource plays. In 2011, Encana extended a farm-out agreement with Kogas for an additional investment of C$185 million for approximately 20,000 additional acres.

•             Acquired various strategic lands and properties that complement existing assets within Encana’s portfolio. In 2010, acquisitions were $592 million in the Canadian Division and $141 million in the USA Division.

Encana Corporation	5	Annual Information Form (prepared in US$)

•             Completed the divestiture of non-core assets for proceeds of approximately $288 million in the Canadian Division and $595 million in the USA Division.

2009

•             Completed the Split Transaction on November 30, 2009, resulting in Encana and Cenovus. The Split Transaction was initially proposed in May 2008 and was designed to enhance long-term value for shareholders by creating two independent and sustainable companies. In October 2008, due to an unusually high level of uncertainty and volatility in the global debt and equity markets, Encana delayed seeking shareholder and court approval for the Split Transaction until there were clear signs that the global financial markets had stabilized. In September 2009, Encana announced plans to proceed with the split.

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

•             Completed the divestiture of mature conventional oil and natural gas assets for proceeds of approximately $1,000 million in the Canadian Division, $73 million in the USA Division and $17 million related to the Canadian upstream assets transferred to Cenovus.

Encana Corporation	6	Annual Information Form (prepared in US$)

Narrative Description of the Business

The following map outlines the location of Encana’s North American landholdings and key resource plays as at December 31, 2011.

Encana Corporation	7	Annual Information Form (prepared in US$)

Encana’s operations are focused on exploiting North American long-life natural gas and oil formations. Encana attempts to identify early-stage, geographically expansive hydrocarbon-charged basins and then assembles a large land position to try to capture core resource opportunities. Encana then focuses on determining cost efficient means for extracting natural gas, oil, and NGLs through a combination of detailed reservoir studies and pilot testing available and emerging drilling and completions technologies. Encana’s manufacturing-style development approach extends over many years. Capital and operating efficiencies are pursued on an ongoing basis and applied across Encana’s expansive portfolio.

Encana’s operations are primarily located in Canada and the U.S. All of Encana’s reserves and production are located in North America.

Canadian Division

The Canadian Division includes the exploration for, development of, and production of, natural gas, oil and NGLs and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) CBM in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

In 2011, the Canadian Division had total capital investment in Canada of approximately $2,022 million and drilled approximately 727 net wells. As at December 31, 2011, the Canadian Division had an established land position in Canada of approximately 10.1 million gross acres (8.5 million net acres), including approximately 5.2 million gross undeveloped acres (4.4 million net acres). The mineral rights on approximately 42 percent of the total net acreage are owned in fee title by Encana, which means that the mineral rights are held by Encana in perpetuity and production is subject to a mineral tax that is generally less than the Crown royalty imposed on production from land where the government owns the mineral rights.

The Canadian Division’s 2011 natural gas production after royalties averaged approximately 1,454 MMcf/d, an increase over 2010 of approximately 131 MMcf/d, or 10 percent.  Oil and NGL production after royalties averaged approximately 14.5 Mbbls/d for 2011, an increase over 2010 of approximately 1.3 Mbbls/d, or 10 percent.  The increase in natural gas, oil and NGL production was primarily due to successful drilling programs across all key resource plays.

Encana Corporation	8	Annual Information Form (prepared in US$)

The following tables summarize the Canadian Division landholdings, producing wells and daily production as at and for the periods indicated.  In 2011, Encana realigned the producing assets contained in some of its key resource plays.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres at December 31, 2011)	Gross	Net	Gross	Net	Gross	Net	Interest

Greater Sierra	557	511	1,264	1,041	1,821	1,552	85%
Cutbank Ridge	446	358	911	793	1,357	1,151	85%
Bighorn	257	179	257	205	514	384	75%
CBM	3,403	2,931	1,820	1,661	5,223	4,592	88%
Key Resource Plays	4,663	3,979	4,252	3,700	8,915	7,679	86%
Atlantic Canada	20	20	56	12	76	32	42%
Other	186	86	899	708	1,085	794	73%
Total Canadian Division	4,869	4,085	5,207	4,420	10,076	8,505	84%

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2011) (1)	Gross	Net	Gross	Net	Gross	Net
Greater Sierra	973	907	-	-	973	907
Cutbank Ridge	996	845	20	6	1,016	851
Bighorn	459	366	28	8	487	374
CBM	11,425	10,448	183	147	11,608	10,595
Key Resource Plays	13,853	12,566	231	161	14,084	12,727
Other	19	12	2	1	21	13
Total Canadian Division	13,872	12,578	233	162	14,105	12,740

Notes:

(1)       Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2011	2010	2011	2010

Greater Sierra	275	239	1.1	1.2
Cutbank Ridge	571	486	3.9	2.7
Bighorn	233	226	4.5	4.4
CBM	440	401	7.0	6.1
Key Resource Plays (1)	1,519	1,352	16.5	14.4
Other	2	29	-	1.3
Total Canadian Division	1,521	1,381	16.5	15.7

Note:

(1)       Key resource play areas were realigned in 2011, with comparative information restated.

Encana Corporation	9	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2011	2010	2011	2010

Greater Sierra	260	230	0.8	1.0
Cutbank Ridge	529	449	3.2	2.0
Bighorn	230	220	3.5	3.2
CBM	433	395	7.0	6.0
Key Resource Plays (1)	1,452	1,294	14.5	12.2
Other	2	29	-	1.0
Total Canadian Division	1,454	1,323	14.5	13.2

Note:

(1)          Key resource play areas were realigned in 2011, with comparative information restated.

Key Resource Plays and Activities in the Canadian Division

Greater Sierra

Greater Sierra is a key resource play located in northeast British Columbia. The primary focus is on the continued development of the Devonian Jean Marie formation and the Horn River Devonian shale formation. In 2011, Encana drilled approximately 34 net wells in the area and production after royalties averaged approximately 260 MMcf/d of natural gas and approximately 0.8 Mbbls/d of oil and NGLs.

At December 31, 2011, Encana controlled approximately 373,000 gross undeveloped acres (272,000 net acres) in the Devonian shale formation of Horn River in northeast British Columbia. Horn River formation shales (Muskwa, Otter Park and Evie) within Encana’s focus area are upwards of 500 feet thick. At December 31, 2011, these shales have been evaluated with approximately 112 gross wells (11 vertical and 101 horizontal), 70 of which have been placed on long-term production (1 vertical and 69 horizontal). At December 31, 2011, Encana held an average 76 percent working interest in 10 production facilities in the area that were capable of processing approximately 726 MMcf/d of natural gas.

In November 2011, Encana sold its working interest in the Ekwan pipeline to TransCanada Pipelines Limited (“TCPL”) following the National Energy Board’s approval of TCPL’s pipeline in the Horn River area. TCPL’s pipeline will interconnect the Horn River area to its Alberta pipeline system. As part of the transfer agreement with TCPL, Encana will continue to have gathering capacity on the Ekwan pipeline.

In December 2011, Encana completed the sale of the majority of its interest in the Cabin natural gas processing plant in the Horn River area for proceeds of approximately $48 million, net of amounts recovered for capital expenditures incurred prior to the sale of the plant. Encana remains the operator of the Cabin plant. As part of the sale agreement, Encana will have processing capacity at the Cabin plant.

Encana Corporation	10	Annual Information Form (prepared in US$)

Cutbank Ridge

Cutbank Ridge is a key resource play located in the Canadian Rocky Mountain foothills, southwest of Dawson Creek, British Columbia. Key producing horizons in Cutbank Ridge include the Montney, Cadomin and Doig formations. Montney and Cadomin are almost exclusively being developed with horizontal well technology. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2011, Encana drilled approximately 55 net wells in the area and production after royalties averaged approximately 529 MMcf/d of natural gas and approximately 3.2 Mbbls/d of oil and NGLs.

At December 31, 2011, Encana controlled approximately 724,000 net acres covering the deep basin Montney formation, with approximately 252,000 net acres located within Encana’s core development area near Dawson Creek, British Columbia. Encana has tested Montney extensively over the last several years and by applying advanced technology has reduced overall development costs significantly, achieving a greater than 65 percent reduction in costs on a completed interval basis over the past five years.

Encana holds a 60 percent working interest in the Sexsmith gas plant, which has sour gas processing capacity of approximately 125 MMcf/d and an additional 50 MMcf/d of sweet gas processing capacity.

In December 2011, Encana announced the sale of its interest in the Hythe and Steeprock natural gas processing plants, including compression and associated gathering pipelines, for proceeds of approximately C$920 million. The natural gas plants had sour gas processing capacity of approximately 374 MMcf/d with an additional 142 MMcf/d of sweet gas processing capacity. The sale of the natural gas processing plants closed on February 9, 2012 and the proceeds were received. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

During 2011, Encana entered into negotiations with Mitsubishi to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the partnership. Mitsubishi will pay approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings. The transaction is expected to close by the end of February 2012.

In 2010, Encana signed a deep cut processing agreement securing approximately 90 MMcf/d of firm processing capacity at Gordondale. The agreement allows the Company to extract NGLs from its natural gas stream.  The addition of deep cut facilities in Gordondale, expected to come on-stream in 2012, will provide additional capacity for Encana’s NGL extraction initiative.

Bighorn

Bighorn is a key resource play in west central Alberta. The primary focus is on exploiting multi-zone stacked Cretaceous sands in the Deep Basin. The primary properties in Bighorn are Resthaven, Kakwa, Redrock and Berland. In 2011, Encana drilled approximately 40 net wells in the area and production after royalties averaged approximately 230 MMcf/d of natural gas and approximately 3.5 Mbbls/d of oil and NGLs. At December 31, 2011, Encana controlled approximately 514,000 gross acres (384,000 net acres) in the resource play.

Encana has a working interest in a number of natural gas plants within Bighorn. The Resthaven plant, in which Encana has an approximately 70 percent working interest, has a capacity of approximately 100 MMcf/d. In October 2011, Encana signed an agreement that is expected to result in an unrelated third-party investing approximately $230 million to expand the Resthaven plant’s processing and NGL extraction capacity. The expansion is scheduled to come on-stream in late 2013.

Encana owns 50 percent of the Kakwa gas plant and has firm processing capacity for the remaining 50 percent. The plant has a capacity of approximately 60 MMcf/d. Encana also holds a 24 percent working interest in the Berland River plant, which has a capacity of approximately 165 MMcf/d.

Encana Corporation	11	Annual Information Form (prepared in US$)

In 2010, Encana signed a deep cut processing agreement securing approximately 144 MMcf/d of firm processing capacity at Musreau. The agreement allows the Company to extract NGLs from its natural gas stream. In 2011, Encana expanded its deep cut facilities at Musreau, which are expected to come on-stream in the first quarter of 2012.

CBM

CBM is a key resource play that extends from the U.S. border to central Alberta. The primary focus of Encana’s CBM key resource play is the development of the Horseshoe Canyon coals integrated with shallower sands, as well as exploiting deeper targets using an integrated wellbore strategy.  Additionally, multiple oil horizons are also being tested on fee title lands through farm-outs with third parties. In 2011, Encana drilled approximately 596 net wells in the area and production after royalties averaged approximately 433 MMcf/d of natural gas and 7.0 Mbbls/d of oil and NGLs.

At December 31, 2011, Encana controlled approximately 4.6 million net acres with approximately 2.1 million net acres on the Horseshoe Canyon trend. Approximately 77 percent of the total net acreage landholdings are owned in fee title.

Atlantic Canada

Encana is the owner and operator of the Deep Panuke gas field, located offshore Nova Scotia. The Deep Panuke natural gas project involves the installation of the facilities required to produce natural gas from the field, located approximately 250 kilometres southeast of Halifax (on the Scotian shelf). Produced gas will be transported to shore by subsea pipeline and Encana will transport this natural gas via the Maritimes & Northeast Pipeline to a delivery point in eastern Canada. Work has been progressing in anticipation of first production in mid-2012.

At December 31, 2011, Encana held an interest in approximately 76,000 gross acres (32,000 net acres) in Atlantic Canada, which includes Nova Scotia and Newfoundland and Labrador. Encana operates six of its nine licenses in these areas and has an average working interest of approximately 42 percent.

Other

At December 31, 2011, Encana held an interest in approximately 513,000 gross acres (373,000 net acres) in the Duvernay Shale play in Alberta, consisting of potential natural gas streams with associated liquids.  In 2012, the Company plans to drill five net evaluation wells in the area.

USA Division

The USA Division includes the exploration for, development of, and production of, natural gas, oil and NGLs and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.

In 2011, the USA Division had total capital investment of approximately $2,423 million and drilled approximately 402 net wells. As at December 31, 2011, the USA Division had an established land position of approximately 2.8 million gross acres (2.4 million net acres), including approximately 2.2 million gross undeveloped acres (1.9 million net acres).

The USA Division’s 2011 natural gas production after royalties averaged approximately 1,879 MMcf/d, an increase over 2010 of approximately 18 MMcf/d. The increase was due to operational success in Haynesville, partially offset by net divestitures and natural declines. The USA Division’s 2011 oil and NGL production after royalties averaged approximately 9.5 Mbbls/d, consistent with 2010 volumes.

Encana Corporation	12	Annual Information Form (prepared in US$)

The following tables summarize the USA Division landholdings, producing wells and daily production as at and for the periods indicated.  In 2011, Encana realigned the producing assets contained in some of its key resource plays.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres at December 31, 2011)	Gross	Net	Gross	Net	Gross	Net	Interest

Jonah	19	19	117	104	136	123	90%
Piceance	258	240	638	589	896	829	92%
Texas	109	73	238	171	347	244	70%
Haynesville	154	88	201	121	355	209	59%
Key Resource Plays	540	420	1,194	985	1,734	1,405	81%
Other	106	82	980	932	1,086	1,014	93%
Total USA Division	646	502	2,174	1,917	2,820	2,419	86%

Producing Wells

	Natural Gas		Oil		Total
(number of wells at December 31, 2011) (1)	Gross	Net	Gross	Net	Gross	Net

Jonah	1,371	1,194	-	-	1,371	1,194
Piceance	3,602	3,056	3	-	3,605	3,056
Texas	774	494	-	-	774	494
Haynesville	409	216	-	-	409	216
Key Resource Plays	6,156	4,960	3	-	6,159	4,960
Other	1,660	1,123	5	3	1,665	1,126
Total USA Division	7,816	6,083	8	3	7,824	6,086

Notes:

(1)          Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2011	2010	2011	2010

Jonah	602	674	5.5	5.9
Piceance	507	521	2.2	2.2
Texas	499	655	0.4	0.3
Haynesville	635	357	-	-
Key Resource Plays (1)	2,243	2,207	8.1	8.4
Other	109	135	3.6	3.5
Total USA Division	2,352	2,342	11.7	11.9

Note:

(1)          Key resource play areas were realigned in 2011, with comparative information restated.

Encana Corporation	13	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2011	2010	2011	2010

Jonah	471	531	4.3	4.6
Piceance	435	446	1.9	2.0
Texas	376	487	0.3	0.2
Haynesville	508	287	-	-
Key Resource Plays (1)	1,790	1,751	6.5	6.8
Other	89	110	3.0	2.8
Total USA Division	1,879	1,861	9.5	9.6

Note:

(1)          Key resource play areas were realigned in 2011, with comparative information restated.

Key Resource Plays and Activities in the USA Division

Jonah

Jonah is a key resource play located in the Green River Basin in southwest Wyoming. Production is from the Lance formation, which contains vertically stacked sands that exist at depths between 8,500 and 13,000 feet. In 2011, Encana drilled approximately 71 net wells within the core area and production after royalties averaged approximately 471 MMcf/d of natural gas and approximately 4.3 Mbbls/d of oil and NGLs.

In 2011, Encana finalized a joint venture agreement under which Encana has drilled approximately 19 net wells utilizing third-party funds. For the period of 2012 to 2015, Encana expects to drill approximately 59 net wells, which will be partially funded by third parties under existing agreements.

At December 31, 2011, Encana controlled approximately 117,000 gross undeveloped acres (104,000 net acres). Historically, Encana’s operations have been conducted in the over-pressured core portion of the field. Development in the adjacent normally pressured lands began in 2008 and has continued through 2011. Within the over-pressured area, Encana plans to drill the field to ten acre spacing with higher densities in some areas. Outside of the over-pressured area, Encana owns approximately 114,000 gross undeveloped acres, where 40 acre and possibly 20 acre drilling potential exists.

Piceance

Piceance is a key resource play located in northwest Colorado. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. In addition to Williams Fork, Encana has begun exploration drilling in the Niobrara formation, a thick shale predominant throughout the basin. In 2011, Encana drilled approximately 141 net wells and production after royalties averaged approximately 435 MMcf/d of natural gas and approximately 1.9 Mbbls/d of oil and NGLs. At December 31, 2011, Encana controlled approximately 638,000 gross undeveloped acres (589,000 net acres).

Between 2006 and 2011, Encana finalized 11 agreements to jointly develop portions of Piceance. During 2011, Encana drilled approximately 120 net wells primarily utilizing third-party funds. For the period of 2012 to 2017, it is expected that Encana will drill approximately 703 net wells which will be partially funded by third parties under existing agreements.

During 2011, Encana completed the sale of the South Piceance natural gas gathering assets for proceeds of approximately $547 million. Under the sale agreement, Encana will continue to have access to gathering services. The Company’s remaining compression and processing facilities in Piceance include approximately 1,444 kilometres of pipelines and a processing facility with a capacity of approximately 60 MMcf/d. In addition, Encana has access to third-party processing facilities within Piceance.

Encana Corporation	14	Annual Information Form (prepared in US$)

Texas

Texas is a key resource play with current operations primarily located in East Texas. Operations in East Texas are characterized as a gas play containing tight gas with multi-zone targets in the Bossier and Cotton Valley zones, as well as shale gas in the Haynesville and Mid-Bossier horizons.

In December 2011, Encana closed the majority of the sale of its North Texas natural gas producing assets from the Barnett shale in the Forth Worth Basin for proceeds of $836 million.  On February 7, 2012, Encana received additional proceeds of $91 million. The remainder of the sale, for proceeds of approximately $24 million, is subject to completion of additional closing conditions and is expected to close in the first quarter of 2012.

In 2011, Encana drilled approximately 41 net wells in Texas and production after royalties averaged approximately 376 MMcf/d of natural gas and approximately 0.3 Mbbls/d of oil and NGLs.  In 2011, production after royalties for the North Texas producing assets disposed of totaled approximately 90 MMcf/d of natural gas and approximately 0.2 Mbbls/d of oil and NGLs. At December 31, 2011, Encana controlled approximately 238,000 gross undeveloped acres (171,000 net acres).

Haynesville

The Haynesville shale is a key resource play located in Louisiana. Encana drilled its first wells in 2006 and has continued to develop the lands using a multi-well pad approach in key areas. Encana has entered into joint venture agreements with unrelated third parties to explore and develop the assets in this area.

In 2011, Encana drilled approximately 87 net wells in the area and production after royalties averaged approximately 508 MMcf/d of natural gas. The majority of the development activity in the area focuses on the maximization of gas recovery in Haynesville and Mid-Bossier horizons.

At December 31, 2011, Encana controlled approximately 201,000 gross undeveloped acres (121,000 net acres), with the majority of the leaseholds in North Louisiana being located in the DeSoto and Red River parishes. Certain Haynesville undeveloped acreage is subject to leases that will expire over the next several years unless production is established on the acreage held.

Other Activity

Encana has established a significant land position in the Collingwood/Utica shale play located in Michigan. At December 31, 2011, Encana controlled approximately 430,000 net undeveloped acres. Encana successfully drilled and completed two net horizontal wells in 2011, with an effective horizontal length ranging between 5,300 feet and 7,500 feet.

In 2011, Encana established a significant land position in the Tuscaloosa Marine Shale oil play located in Louisiana and Mississippi, and holds approximately 212,000 net acres in this play as at December 31, 2011. Encana successfully completed two horizontal wells, with effective horizontal lengths of approximately 5,000 feet and 7,500 feet, respectively. In 2012, the Company plans to drill six gross evaluation wells in the area.

Encana holds approximately 48,000 net acres in the DJ Basin located in Northern Colorado.  The primary formation targets in the basin are the Codell, J-Sand and the Niobrara, the latter consisting of potential natural gas streams with associated liquids.  In 2011, Encana successfully drilled and completed five horizontal wells in the Niobrara to test the economic feasibility of the formation.  Additional wells are planned for 2012 to help define lateral orientation and length. In 2012, the Company plans to drill 10 gross evaluation wells in the area.

Encana Corporation	15	Annual Information Form (prepared in US$)

Market Optimization

Market Optimization activities are managed by Encana’s Midstream, Marketing & Fundamentals team, which is responsible for the sale of, and is focused on enhancing the netback price of, the Company’s proprietary production. Market Optimization activities include third-party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Natural Gas Marketing

Encana’s produced natural gas is primarily marketed to local distribution companies, industrials, other producers and energy marketing companies. Prices received by Encana are based primarily upon prevailing index prices for natural gas in the region in which it is sold. Prices are impacted by regional supply and demand for natural gas and by competing fuels in such markets.

Encana seeks to mitigate the market risk associated with future cash flows by entering into various risk management contracts relating to produced natural gas.  Details of those contracts related to Encana’s various risk management positions are found in Note 22 to Encana’s audited Consolidated Financial Statements for the year ended December 31, 2011 which are available via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

Other Marketing Activities

Encana sells its oil, NGLs and condensate to markets in Canada and the U.S.  Sales are normally executed under spot, monthly evergreen and term contracts with delivery to major pipeline/sales hubs at current market prices. In addition, Encana holds interests in two power assets, the Cavalier and Balzac Power Stations, to optimize its electricity costs, particularly in Alberta.

Delivery Commitments

As part of ordinary business operations, Encana has a number of delivery commitments to provide natural gas under existing contracts and agreements. The majority of Encana’s production is sold under short term contracts at the relevant market price at the time that the product is sold. As at December 31, 2011, Encana had no material long term physical sales contracts or delivery contracts.

Encana Corporation	16	Annual Information Form (prepared in US$)

Former Operations

Former operations include the Canadian upstream assets and the U.S. downstream refining assets that were transferred to Cenovus as part of the Split Transaction on November 30, 2009.

The Canadian upstream assets transferred to Cenovus included established natural gas development and production activities in southern Alberta and southern Saskatchewan, oil development and production activities in Alberta and Saskatchewan as well as exploration for, and development and production of bitumen using enhanced oil recovery methods in Alberta.  The five key resource plays included in these assets were: (i) Shallow Gas in southeast Alberta and Saskatchewan; (ii) Pelican Lake in northeast Alberta; (iii) Weyburn in Saskatchewan; (iv) Foster Creek in northeast Alberta; and (v) Christina Lake in northeast Alberta. The Foster Creek and Christina Lake enhanced oil recovery projects were part of an integrated oil business with ConocoPhillips.

During 2009 and prior to the Split Transaction, Encana drilled approximately 639 net wells on the Canadian upstream properties transferred to Cenovus.  Natural gas production after royalties was approximately 762 MMcf/d and oil and NGL production after royalties was approximately 99.9 Mbbls/d.

The U.S. downstream refining assets transferred to Cenovus focused on the refining of oil into petroleum and chemical products at the Borger refinery located in Borger, Texas and the Wood River refinery located in Roxana, Illinois. The refineries were part of an integrated oil business with ConocoPhillips. The refineries were 50 percent owned by Encana and operated by ConocoPhillips.

In 2009, under previous GAAP, the Canadian upstream assets transferred to Cenovus were reported as continuing operations under full cost accounting, while the U.S. downstream refining results were reported as discontinued operations.

Encana Corporation	17	Annual Information Form (prepared in US$)

Reserves and Other Oil and Gas Information

Encana is required to provide reserves data prepared in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).  Certain reserves and oil and gas information in accordance with Canadian disclosure requirements are contained in Appendix A – Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information. Additional disclosure required by NI 51-101 is included in the preceding sections of this annual information form, and referenced accordingly herein.  Select supplemental reserves and other oil and gas information disclosure is provided in accordance with U.S. disclosure requirements in Appendix D – U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information. See “Note Regarding Reserves Data and Other Oil and Gas Information”.

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

•	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;

•	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average prices which are held constant;

•	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;

•	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis; and

•	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGL reserves annually. In 2011, Encana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton.

Encana’s Vice-President, Corporate Reserves & Competitor Analysis and six other staff under this individual’s direction oversee the preparation of the reserves estimates by the IQREs. Currently this internal staff of four professional engineers, an engineering technologist and two business analysts have combined relevant experience of over 100 years. The Vice-President and other engineering staff are all members of the appropriate provincial or state professional associations and are members of various industry associations such as the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

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

Encana Corporation	18	Annual Information Form (prepared in US$)

Acquisitions, Divestitures and Capital Expenditures

Encana’s growth in recent years has been achieved through a combination of internal growth and acquisitions. Encana has a large inventory of internal growth opportunities and also continues to examine select acquisition opportunities to develop and expand its key resource plays. The acquisition opportunities may include corporate or asset acquisitions. Encana may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of any of these sources.

The following table summarizes Encana’s net capital investment for 2011 and 2010.  Proceeds from divestitures that remain subject to additional closing conditions as at December 31, 2011 are not included.

($ millions)	2011	2010
Capital Investment
Canadian Division	2,022	2,206
USA Division	2,423	2,495
	4,445	4,701
Market Optimization	2	2
Corporate & Other	131	61
	4,578	4,764
Acquisitions
Property
Canadian Division	410	592
USA Division	105	141

Divestitures
Property
Canadian Division	(350)	(288)
USA Division	(1,730)	(595)
Net Acquisitions and Divestitures	(1,565)	(150)
Net Capital Investment	3,013	4,614

Capital investment during 2011 was focused on continued development of Encana’s key resource plays. Acquisitions primarily included the purchase of various strategic exploration and evaluation lands and properties that complement existing assets within Encana’s portfolio.

Divestitures for 2011 in the Canadian Division included the proceeds from the sale of the Company’s interest in the Cabin natural gas processing plant. Divestiture proceeds in the USA Division resulted primarily from the sale of the Company’s interest in the Fort Lupton natural gas processing plant, the South Piceance natural gas gathering assets and the North Texas natural gas producing properties.

Encana Corporation	19	Annual Information Form (prepared in US$)

Competitive Conditions

All aspects of the oil and gas industry are highly competitive and Encana actively competes with upstream natural gas and other companies, particularly in the following areas:

•     Exploration for and development of new sources of natural gas, oil and NGL reserves;

•     Reserves and property acquisitions;

•     Transportation and marketing of natural gas, oil, NGLs, diluents and electricity;

•     Access to services and equipment to carry out exploration, development and operating activities; and

•     Attracting and retaining experienced industry personnel.

The oil and gas industry also competes with other industries focused on providing alternative forms of energy to consumers. Competitive forces can lead to cost increases or result in an oversupply of natural gas, oil or NGLs, each of which could have a negative impact on Encana’s financial results.

Environmental Protection

Encana’s operations are subject to laws and regulations concerning pollution, protection of the environment and the handling and transportation of hazardous materials. These laws and regulations generally require Encana to remove or remedy the effect of its activities on the environment at present and former operating sites, including dismantling production facilities and remediating damage caused by the use or release of specified substances.

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

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2011, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Based on Encana’s current estimate, the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred over the life of the reserves is estimated at approximately $4.4 billion. As at December 31, 2011, Encana has recorded an asset retirement obligation of $1,043 million.

Encana Corporation	20	Annual Information Form (prepared in US$)

Social and Environmental Policies

Encana has a Corporate Responsibility Policy, an Environment Policy and a Health & Safety Policy (the “Policies”) that articulate Encana’s commitment to responsible development. The Policies apply to any activity undertaken by or on behalf of Encana, anywhere in the world, associated with the finding, development, production, transmission and storage of the Company’s products including decommissioning of facilities, marketing and other business and administrative functions. The Corporate Responsibility Policy articulates Encana’s commitment to conducting its business ethically, legally and in a manner that is fiscally, environmentally and socially responsible, while delivering strong financial performance. The Corporate Responsibility Policy has specific requirements in areas related to governance, people, environment, health and safety, engagement, and community involvement.

With respect to Encana’s relationship with the communities in which it does business, the Corporate Responsibility Policy states that Encana will: strive to be a good neighbour by contributing to the well-being of the communities where it operates, recognizing their differing priorities and needs; engaging, listening and working with stakeholders in a timely, respectful and meaningful way; and aligning its community investments with its business strategy and seek to provide mutually beneficial relationships with the community and non-governmental organizations.

With respect to human rights, the Corporate Responsibility Policy states that Encana will abide by all applicable workplace, employment, privacy and human rights legislation.  In addition, Encana will provide a respectful, inclusive workplace free from harassment, discrimination and intimidation.

The Environment Policy recognizes that responsible environmental practices contribute to long-term shareholder value creation and articulates Encana’s commitment to environmental stewardship. The Environment Policy outlines specific requirements in areas related to: compliance with environmental laws and regulations; environmental risk assessment and mitigation; air emissions management; water sourcing, handling and disposal; pollution prevention and waste minimization; and habitat, plant and wildlife disturbance.

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

Some of the steps that Encana has taken to embed the corporate responsibility approach throughout the organization include:

•	A comprehensive approach to training and communicating policies and practices and a requirement for acknowledgement and sign-off on key policies from the Board of Directors and employees;

•	An EH&S management system;

•	A security program to regularly assess security threats to business operations and to manage the associated risks;

•	A formalized approach to stakeholder relations with a standardized Stakeholder Engagement Guide and specific Aboriginal Community Engagement Guide;

•	Corporate responsibility performance metrics to track the Company’s progress;

•

An environmental efficiency program that focuses on reducing energy and water use at Encana’s operations and supports initiatives at the community level while also incenting employees to reduce energy and water use in their homes;

Encana Corporation	21	Annual Information Form (prepared in US$)

•

A comprehensive community investment program that contributes to charitable and non-profit organizations in the communities in which Encana operates and an employee program that matches employee donations up to $25,000 per employee, per year;

•	An Investigations Practice and an Investigations Committee to review and resolve potential violations of Encana policies or practices and other regulations;

•

An Integrity Hotline that provides an additional avenue for Encana’s stakeholders to raise their concerns, and a corporate responsibility website which allows people to write to the Company about non-financial issues of concern;

•	An internal corporate EH&S audit program that evaluates Encana’s compliance with the expectations and requirements of the EH&S management system; and

•

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

Employees

At December 31, 2011, Encana employed 4,276 full time equivalent employees (“FTE”) as set forth in the following table.

FTE Employees
Canadian Division	1,860
USA Division	1,751
Corporate	665
Total	4,276

The Company also engages a number of contractors and service providers.

Foreign Operations

As at December 31, 2011, all of Encana’s reserves and production were located in North America, which limits Encana’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Encana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash.

Encana Corporation	22	Annual Information Form (prepared in US$)

Directors and Officers

The following information is provided for each director and executive officer of Encana as at the date of this annual information form.

Directors

Name & Municipality of Residence	Director Since (1)	Principal Occupation

David P. O’Brien, O.C. (5,7,10) Calgary, Alberta, Canada	1990	Chairman Encana Corporation Chairman Royal Bank of Canada

Peter A. Dea (3,6) Denver, Colorado, U.S.A.	2010	President & Chief Executive Officer Cirque Resources LP (Private oil & gas company)

Randall K. Eresman (8) Calgary, Alberta, Canada	2006	President & Chief Executive Officer Encana Corporation

Claire S. Farley (3,5,6) Houston, Texas, U.S.A.	2008	Managing Director Kohlberg Kravis Roberts & Co. (Public global investment firm)

Fred J. Fowler (3,4) Houston, Texas, U.S.A.	2010	Corporate Director

Barry W. Harrison (2,4,5,9) Calgary, Alberta, Canada	1996	Corporate Director and Independent Businessman

Suzanne P. Nimocks (2,4) Houston, Texas, U.S.A.	2010	Corporate Director

Jane L. Peverett (2,5,6) West Vancouver, British Columbia, Canada	2003	Corporate Director

Allan P. Sawin (2,4) Edmonton, Alberta, Canada	2007	President Bear Investments Inc. (Private investment company)

Bruce G. Waterman (2,4) Calgary, Alberta, Canada	2010	Executive Vice President and Chief Strategy Development & Investment Officer Agrium Inc. (Public agriculture supply company)

Clayton H. Woitas (3,6) Calgary, Alberta, Canada	2008	Chairman & Chief Executive Officer Range Royalty Management Ltd. (Private oil & gas company)

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

(8)          As an officer of Encana and a non-independent director, Mr. Eresman is not a member of any Board committees.

Encana Corporation	23	Annual Information Form (prepared in US$)

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

At the date of this annual information form, there are 11 directors of the Company. All of the current directors were elected at the last annual meeting of shareholders held on April 20, 2011. At the next annual meeting, shareholders will be asked to elect as directors each of the individuals listed in the above table, with the exception of Barry W. Harrison, who has reached the Company’s mandatory retirement age restrictions for directors. The Company’s mandatory retirement age restrictions, which have been established by the Board of Directors, stipulate that a director may not stand for re-election after reaching the age of 71.

Executive Officers

Name & Municipality of Residence	Corporate Office (Divisional Title)

Randall K. Eresman Calgary, Alberta, Canada	President & Chief Executive Officer

Sherri A. Brillon Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer

Robert A. Grant Calgary, Alberta, Canada	Executive Vice-President, Corporate Development, EH&S and Reserves

Terrence J. Hopwood Calgary, Alberta, Canada	Executive Vice-President & General Counsel

Eric D. Marsh Denver, Colorado, U.S.A.	Executive Vice-President, Natural Gas Economy (Senior Vice-President, USA Division)

Michael G. McAllister Calgary, Alberta, Canada	Executive Vice-President (Acting President, Canadian Division)

R. William Oliver Calgary, Alberta, Canada	Executive Vice-President & Chief Corporate Officer

William A. Stevenson Calgary, Alberta, Canada	Executive Vice-President & Chief Accounting Officer

Jeff E. Wojahn Denver, Colorado, U.S.A.	Executive Vice-President (President, USA Division)

Renee E. Zemljak Denver, Colorado, U.S.A.	Executive Vice-President, Midstream, Marketing & Fundamentals

Encana Corporation	24	Annual Information Form (prepared in US$)

During the last five years, all of the directors and executive officers have served in various capacities with Encana or its predecessor companies or have held the principal occupation indicated opposite their names except for the following:

Ms. Farley is a Managing Director in Kohlberg Kravis Roberts & Co.’s (“KKR”) energy and infrastructure group as of November 2011.  Prior to joining KKR as an employee, Ms. Farley co-founded RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010 and partnered with KKR.  She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) from August 2008 to September 2010 and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership) from August 2008 to January 2009.

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

Ms. Peverett was President and Chief Executive Officer of BC Transmission Corporation (“BCTC”) (electrical transmission) from April 2005 to January 2009.

Mr. Waterman has been Executive Vice President and Chief Strategy Development & Investment Officer of Agrium Inc. (a public agricultural supply company) since April 2011.  From April 2000 through April 2011 he was Senior Vice President, Finance & Chief Financial Officer of Agrium Inc.

Mr. Hopwood was Senior Vice President and General Counsel of Suncor Energy Inc. (a public oil and gas company) from 2002 to February 2011.

All of the directors and executive officers of Encana listed above, as a group, beneficially owned or controlled or directed, directly or indirectly, as of February 16, 2012, an aggregate of 648,885 common shares representing 0.09 percent of the issued and outstanding voting shares of Encana, and held options to acquire an aggregate of 4,199,024 additional common shares.

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

Encana Corporation	25	Annual Information Form (prepared in US$)

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

Barry W. Harrison

Mr. Harrison holds a Bachelor of Business Administration and Banking (Colorado College) and a Bachelor of Laws (University of British Columbia). He is a Corporate Director and an independent businessman. Mr. Harrison was Chairman and a director of The Wawanesa Mutual Insurance Company (a Canadian property and casualty insurer) and its related companies, The Wawanesa Life Insurance Company and its U.S. subsidiary, Wawanesa General Insurance Company, from May 1994 to May 2011. In the past ten years, he has served as either the Chairman, director or President of several intermediate and junior oil & gas companies doing business in Canada, the United States and Russia.  Mr. Harrison is also a director and President of Yokara Management Inc. (a private investment company).

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

Jane L. Peverett (Audit Committee Chair)

Ms. Peverett holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate. She is also a Fellow of The Society of Management Accountants (FCMA). Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). She is also an Audit Committee member of Canadian Imperial Bank of Commerce and Northwest Natural Gas Company. She was President and Chief Executive Officer of BCTC (electrical transmission) from April 2005 to January 2009 and was previously Vice President, Corporate Services and Chief Financial Officer of BCTC from June 2003 to April 2005. In her 15-year career with the Westcoast Energy Inc./Duke Energy Corporation group of companies, she held senior executive positions with Union Gas Limited (Ontario), including President, President and Chief Executive Officer, Senior Vice President Sales & Marketing and Chief Financial Officer, among others.

Allan P. Sawin

Mr. Sawin holds a Bachelor of Commerce (University of Alberta) and a designation as a Chartered Accountant. He is also a Fellow of the Chartered Accountants (FCA). He is President of Bear Investments Inc. (a private investment company). From 1990 until their sale to CCS Income Trust in May 2006, Mr. Sawin was President, director and part owner of Grizzly Well Servicing Inc. and related companies (private oilfield service companies). From 1995 to 2003, he also served as a director and member of the Audit Committee of NQL Drilling Tools Inc. while it was a public company listed on the Toronto Stock Exchange.

Encana Corporation	26	Annual Information Form (prepared in US$)

Bruce G. Waterman

Mr. Waterman holds a Bachelor of Commerce (Queen’s University) and a designation as a Chartered Accountant. He is also a Fellow of the Chartered Accountants (FCA). He has been the Executive Vice President and Chief Strategy Development & Investment Officer of Agrium Inc. (a public agricultural supply company) since April 2011.  From April 2000 through April 2011, he was Senior Vice President, Finance & Chief Financial Officer of Agrium. Prior to joining Agrium, Mr. Waterman was the Vice-President & Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000.  Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance and accounting.

The above list does not include David P. O’Brien who is an ex officio member of the Audit Committee.

Pre-Approval Policies and Procedures

Encana has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee of the Board of Directors has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP. The budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee, but at the option of the Audit Committee it may cover a longer or shorter period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the Audit Committee knows what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the next paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which have not otherwise been pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting. The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority (i) may not exceed C$200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed C$50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

All proposed services, or the fees payable in connection with such services, that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

Encana Corporation	27	Annual Information Form (prepared in US$)

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2011 and 2010.

(C$ thousands)	2011	2010
Audit Fees (1)	3,136	3,243
Audit-Related Fees (2)	896	252
Tax Fees (3)	457	600
All Other Fees (4)	4	15
Total	4,493	4,110

Notes:

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2011 and 2010, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues, review of reserves disclosure and the review of the Corporate Responsibility Report.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2011 and 2010, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)

During fiscal 2011 and 2010, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature and a working paper documentation package used by the Company’s internal audit group.

Encana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”)  Regulation S-X in 2011 or 2010.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of December 31, 2011, there were approximately 736.3 million common shares outstanding and no preferred shares outstanding.

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

Encana Corporation	28	Annual Information Form (prepared in US$)

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

Encana Corporation	29	Annual Information Form (prepared in US$)

Credit Ratings

The following information relating to Encana’s credit ratings is provided as it relates to Encana’s financing costs and liquidity.  Specifically, credit ratings affect Encana’s ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of Encana to engage in certain collateralized business activities on a cost effective basis depends on the Company maintaining competitive credit ratings.  A reduction in the current ratings on the Company’s debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of, entering into normal course derivative or hedging transactions.

The following table outlines the ratings issued by the respective rating agencies as of February 16, 2011.

	Standard & Poor’s Ratings Services (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)
Long-Term - Senior Unsecured	BBB	Baa2	A (low)
Short-Term - Commercial Paper	A-2	P-2	R-1 (low)
Outlook/Trend	Stable	Stable	Negative

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitment on the obligation. S&P’s short-term Canadian commercial paper ratings are on a scale that ranges from A-1 (high) to D, which represents the range from highest to lowest quality. A rating of A-2 is the fourth highest of eight categories and indicates that the issuer has satisfactory capacity to meet its financial commitments.

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

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of A (low) by DBRS is within the third highest of ten categories and is assigned to obligations considered to be of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than that of higher rated entities. The addition of a high or low modifier after a rating indicates relative standing within the category. DBRS’ commercial paper and short-term debt credit ratings are on a scale ranging from R-1 (high) to D, which represents the range from highest to lowest quality. A rating of R-1 (low) is the third highest of ten categories and indicates that the short-term debt is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial, but overall strength is not as favourable as higher rating categories. The issuer may be vulnerable to future events, but qualifying negative factors are considered manageable. The trend indicates the direction that the ratings are headed should present tendencies continue.

Encana Corporation	30	Annual Information Form (prepared in US$)

See “Risk Factors – A downgrade in Encana’s credit rating could increase its cost of capital and limit its access to capital, suppliers or counterparties” in this annual information form.

Market for Securities

All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol “ECA”. The following table outlines the share price trading range and volume of shares traded by month in 2011.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range			Share	Share Price Trading Range			Share
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2011
January	32.59	28.39	32.27	57.9	32.67	28.52	32.27	96.9
February	33.00	30.28	31.58	59.0	33.17	30.65	32.54	94.4
March	34.25	29.42	33.53	59.4	35.06	30.12	34.53	94.2
April	33.99	30.44	31.79	42.9	35.22	31.87	33.53	65.3
May	33.68	30.71	33.02	36.0	34.85	31.78	34.10	85.2
June	33.30	28.13	29.78	51.2	34.33	28.67	30.79	91.1
July	30.42	27.96	28.03	35.0	32.23	29.27	29.29	69.4
August	28.04	22.92	24.87	61.3	29.89	23.09	25.41	134.4
September	25.14	19.86	20.17	56.2	25.75	18.99	19.21	96.2
October	22.32	18.71	21.62	51.7	22.51	17.64	21.70	103.9
November	21.81	18.62	20.55	49.6	21.59	17.76	20.05	94.6
December	20.89	18.40	18.89	43.6	20.62	17.75	18.53	101.5

During 2011, 2010 and 2009, Encana had approval from the TSX to purchase common shares under a Normal Course Issuer Bid (“NCIB”). The Company did not purchase any of its common shares under its NCIB program during 2011. During 2010, the Company purchased approximately 15.4 million common shares at an average price of approximately $32.42 per share for total consideration of approximately $499 million. During 2009, the Company did not purchase any of its common shares. Encana has not renewed its NCIB program, which expired on December 13, 2011.

On November 14, 2011, Encana completed a public offering in the U.S. of $600 million in senior unsecured notes with a coupon rate of 3.90 percent due November 15, 2021 and $400 million in senior unsecured notes with a coupon rate of 5.15 percent due November 15, 2041.

Dividends

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. During 2011 and 2010, Encana paid a quarterly dividend of $0.20 per share (2011 - $0.80 per share annually; 2010 - $0.80 per share annually). For the first three quarters of 2009, Encana paid a quarterly dividend of $0.40 per share.  Following the Split Transaction, in the fourth quarter of 2009, Encana paid a quarterly dividend of $0.20 per share (2009 - $1.40 per share annually).

Encana Corporation	31	Annual Information Form (prepared in US$)

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

Risk Factors

If any event arising from the risk factors set forth below occurs, Encana’s business, prospects, financial condition, results of operations or cash flows and in some cases its reputation could be materially adversely affected. When assessing the materiality of the foregoing risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor.

A substantial or extended decline in natural gas or liquids prices could have a material adverse effect on Encana.

Encana’s financial performance and condition are substantially dependent on the prevailing prices of natural gas and liquids. Fluctuations in natural gas or liquids prices could have an adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. Prices for natural gas and liquids fluctuate in response to changes in the supply and demand for natural gas and oil, market uncertainty and a variety of additional factors beyond the Company’s control.

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

Oil prices are determined by international supply and demand. Factors which affect oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions.  Historically, NGL prices have generally been correlated with oil prices, although they are determined based on supply and demand in international and domestic NGL markets.

On at least an annual basis, Encana conducts an assessment of the carrying value of its assets in accordance with applicable accounting standards. If natural gas or liquids prices decline, the carrying value of Encana’s assets could be subject to financial downward revisions, and the Company’s net earnings could be adversely affected.

Encana’s ability to operate and complete projects is dependent on factors outside of its control.

The Company’s ability to operate, generate sufficient cash flows, and complete projects depends upon numerous factors beyond the Company’s control. In addition to commodity prices and continued market demand for its products, these non-controllable factors include general business and market conditions, economic recessions and financial market turmoil, the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular, the ability to secure and maintain cost effective financing for its commitments, legislative, environmental and regulatory matters, unexpected cost increases, royalties, taxes, volatility in natural gas and liquids prices, the availability of drilling and other equipment, the ability to access lands, the ability to access water for hydraulic fracturing operations, weather, the availability of processing capacity, the availability and proximity of pipeline capacity, technology failures, accidents, the availability of skilled labour, and reservoir quality.

Encana Corporation	32	Annual Information Form (prepared in US$)

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

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the use, generation, handling, storage, transportation, treatment and disposal of chemicals, hazardous substances and waste associated with the finding, production, transmission and storage of the Company’s products including the hydraulic fracturing of wells, the decommissioning of facilities and in connection with spills,  releases and emissions of various substances to the environment. It also imposes restrictions, liabilities and obligations in connection with the management of fresh or potable water sources that are being used, or whose use is contemplated, in connection with natural gas and oil operations.

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

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and certain air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions. However, the Canadian federal government has gone on record as saying that it will align greenhouse gas emission legislation with the U.S. As it remains unclear what approach the U.S. federal government will take, or when, it is also unclear whether these federal governments will implement economy-wide greenhouse gas emission legislation or a sector-specific approach, and what type of compliance mechanisms will be available to certain emitters. Currently, certain provinces and states, including Alberta and British Columbia, have implemented greenhouse gas emission legislation that impacts areas in which the Company operates. It is anticipated that other federal, provincial and state announcements and regulatory frameworks to address emissions will continue to emerge.

Encana Corporation	33	Annual Information Form (prepared in US$)

Additionally, the U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and, with the exception of increased chemical disclosure requirements in many of the jurisdictions in which the Company operates, have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. However, certain environmental and other groups have suggested that additional federal, provincial, territorial, state and municipal laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water sources. In addition, the U.S. Environmental Protection Agency (the “EPA”) has commenced a study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. The EPA has also released a draft report outlining the results of its groundwater study at the Company’s Pavillion natural gas field of Wyoming. Although the EPA’s draft report has not been subject to a qualified, third-party, scientific verification, any implication of a potential connection between hydraulic fracturing and groundwater quality may have a material adverse effect on Encana’s business, financial condition, results of operations or reputation.

Further, certain governments in jurisdictions where the Company does not currently operate have considered a temporary moratorium on hydraulic fracturing until further studies can be completed and some governments have adopted, and others have considered adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs or third-party or governmental claims, and could increase the Company’s cost of compliance and doing business as well as reduce the amount of natural gas that the Company is ultimately able to produce from its reserves.

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

Encana’s future natural gas, oil and NGL reserves and production, and therefore its cash flows, are highly dependent upon its success in exploiting its current reserves base and acquiring, discovering or developing additional reserves. Without reserves additions through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are depleted.

The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited, Encana’s ability to make the necessary capital investments to maintain and expand its natural gas, oil and NGL reserves will be impaired. In addition, there can be no certainty that Encana will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Encana’s reserves data and future net revenue estimates are uncertain.

There are numerous uncertainties inherent in estimating quantities of natural gas, oil and NGL reserves, including many factors beyond the Company’s control. The reserves data in this annual information form represents estimates only. In general, estimates of economically recoverable natural gas, oil and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, availability of future capital, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved.

Encana Corporation	34	Annual Information Form (prepared in US$)

For those reasons, estimates of the economically recoverable natural gas, oil and NGL reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Encana’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

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

Under IFRS, derivative instruments that do not qualify as hedges for accounting purposes, or are not designated as hedges, are fair valued with the resulting changes recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into the Company’s reported net earnings.

The terms of the Company’s various hedging agreements may limit the benefit to the Company of commodity price increases. The Company may also suffer financial loss because of hedging arrangements if the Company is unable to produce natural gas, oil or NGLs to fulfill delivery obligations, or if counterparties to the Company’s hedging agreements fail to fulfill their obligations under the hedging agreements.

Encana’s operations are subject to the risk of business interruption and casualty losses.

The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and liquid spills, acts of vandalism and terrorism, any of which could cause personal injury, result in damage to, or destruction of, natural gas and oil wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations.

In addition, all of Encana’s operations will be subject to all of the risks normally incident to the transportation, processing, storing and marketing of natural gas, oil, NGLs and other related products, drilling and completion of natural gas and oil wells, and the operation and development of natural gas and oil properties, including encountering unexpected formations or pressures, premature declines of reservoir pressure or productivity, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of natural gas, oil or well fluids, adverse weather conditions, pollution and other environmental risks.

The occurrence of a significant event against which Encana is not fully insured could have a material adverse effect on the Company’s financial position.

Fluctuations in exchange rates could affect expenses or result in realized and unrealized losses.

Worldwide prices for natural gas and oil are set in U.S. dollars. However, many of the Company’s expenses outside of the U.S. are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could impact the Company’s expenses and have an adverse effect on the Company’s financial performance and condition.

In addition, the Company has significant U.S. dollar denominated long-term debt. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could result in realized and unrealized losses on U.S. dollar denominated long-term debt.

Encana Corporation	35	Annual Information Form (prepared in US$)

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

A downgrade in Encana’s credit rating could increase its cost of capital and limit its access to capital, suppliers or counterparties.

Rating agencies regularly evaluate the Company, basing their ratings of its long-term and short-term debt on a number of factors. This includes the Company’s financial strength as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally and the wider state of the economy. There can be no assurance that one or more of the Company’s credit ratings will not be downgraded.

The Company’s borrowing costs and ability to raise funds are directly impacted by its credit ratings. Credit ratings may be important to suppliers or counterparties when they seek to engage in certain transactions, including transactions involving over-the-counter derivatives. A credit-rating downgrade could potentially impair the Company’s ability to enter into arrangements with suppliers or counterparties, to engage in certain transactions, and could limit the Company’s access to private and public credit markets and increase the costs of borrowing under its existing credit facilities.  A downgrade could also limit the Company’s access to short-term debt markets, increase the cost of borrowing in the short-term and long-term debt markets, and trigger collateralization requirements related to physical and financial derivative liabilities with certain marketing counterparties, facility construction contracts, and pipeline and midstream service providers.

In connection with certain over-the-counter derivatives contracts and other trading agreements, the Company could be required to provide additional collateral or to terminate transactions with certain counterparties in the event of a downgrade of its credit rating. The occurrence of any of the foregoing could adversely affect the Company’s ability to execute portions of its business strategy, including hedging, and could have a material adverse effect on its liquidity and capital position.

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

Encana Corporation	36	Annual Information Form (prepared in US$)

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Company’s Board of Directors based on numerous factors and may vary from time to time.

Although the Company currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Encana’s operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this annual information form.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Company’s Board of Directors, which regularly evaluates the Company’s proposed dividend payments and the solvency test requirements of the CBCA. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on the Company’s operational success and the performance of its assets. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future, and that deterioration may be material.

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

Encana Corporation	37	Annual Information Form (prepared in US$)

Transfer Agents and Registrars

The registrar and transfer agent for the Company’s common shares is CIBC Mellon Trust Company:

In Canada: Canadian Stock Transfer Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3	In the United States: Computershare 480 Washington Blvd. Jersey City, New Jersey United States of America 07310

Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company.

In order to respond to Encana shareholder inquiries, the Company’s transfer agent has set-up a dedicated answer line. Shareholder inquiries should be directed to the following:

•                  Shareholders residing in Canada or the United States, please call 1-866-580-7145

•                  Shareholders residing outside of North America, please call 1-416-682-3863

Shareholders can also send requests via the transfer agent’s web site at www.canstockta.com/investorinquiry.

Interest of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated February 23, 2012 in respect of the Company’s Consolidated Financial Statements as at December 31, 2011, December 31, 2010 and January 1, 2010 and for each of the years in the two year period ended December 31, 2011, and the Company’s effectiveness of internal control over financial reporting as at December 31, 2011. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

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

Additional Information

Additional information relating to Encana is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration, principal holders of Encana’s securities, and options to purchase securities, is contained in the Information Circular for Encana’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Encana’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2011.

The Arrangement Agreement and Separation and Transition Agreement, described under “General Development of the Business – Recent Developments - 2009” are material contracts of Encana and are available on SEDAR.

Encana Corporation	38	Annual Information Form (prepared in US$)

Note Regarding Forward-Looking Statements

This annual information form contains certain forward-looking statements or information (collectively referred to in this note as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: achieving its strategy of growing its portfolio of resource plays producing natural gas, oil and NGLs, completion of transaction agreements with Mitsubishi, including potential terms, closing date, amount of investments, funding commitment and development of otherwise undeveloped natural gas properties, anticipated date of first production at Deep Panuke gas field, drilling and development plans and the timing and location thereof, production and processing capacities, including deep cut processing agreements that will capture more value and enhance returns, and levels and the timing of achieving such capacities and levels, potential completion of divestitures of certain assets or other transactions, attaining capital and operating efficiencies, funding future development costs with joint ventures, expanding natural gas markets in North America, 2012 production estimates, expansion of gathering and processing plants and other facilities, reserves estimates, including reserves estimates under different price cases, and net present values of future net revenues for reserves using forecast prices and costs and SEC constant prices, the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs, maintaining satisfactory credit ratings, pending litigation, exploration plans, acquisition and divestiture plans and net cash flows.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this annual information form.

Encana Corporation	39	Annual Information Form (prepared in US$)

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGL production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Furthermore, the forward-looking statements contained in this annual information form are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in its annual information form. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business”. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D.

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

Encana Corporation	40	Annual Information Form (prepared in US$)

Appendix  A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides disclosure of its reserves and oil and gas information in accordance with the requirements of NI 51-101. See “Note Regarding Reserves Data and Other Oil and Gas Information”. The reserves and other oil and gas information set forth below has an effective date of December 31, 2011 and was prepared as of February 15, 2012.

Since inception, Encana has retained IQREs to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGL reserves annually. For further information regarding the reserves process, see “Reserves and Other Oil and Gas Information” in this annual information form.

The reserves data summarizes the estimated natural gas, oil and NGL reserves of Encana and the net present values of future net revenues for these reserves using forecast prices and costs, as evaluated by Encana’s IQREs. The evaluations were prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) handbook. The reserves definitions used are those contained in the COGE handbook and NI 51-101.

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

The following product types are referred to in the tables in this Appendix:

•                 Coalbed Methane, which includes coalbed methane commingled with shallow gas sands, related to the CBM key resource play in the Canadian Division.

•                 Shale Gas, which includes Horn River shale gas in the Canadian Division and Barnett and Haynesville shale gas in the USA Division.

•                 Other, which includes natural gas other than coalbed methane and shale gas. Reserves and production include the following key resource plays: Greater Sierra (excluding Horn River shale), Cutbank Ridge and Bighorn in the Canadian Division; and Jonah, Piceance and a majority of Texas in the USA Division.

•                 Oil and NGLs, which includes NGLs plus light and medium oil, of which light and medium oil is not material.

A-1
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Reserves Data (Canadian Protocol)

Summary of Oil and Gas Reserves (1)

(Forecast Prices and Costs; Before and After Royalties)

As at December 31, 2011

Canadian Division

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved
Developed producing	945	982	215	205	2,049	1,810	3,209	2,997	39.9	37.9
Developed non-producing	223	221	-	-	409	394	632	615	2.0	1.7
Undeveloped	651	637	458	426	2,117	1,932	3,226	2,995	64.6	54.8
Total Proved	1,819	1,840	673	631	4,575	4,136	7,067	6,607	106.5	94.4
Probable	411	417	681	585	1,796	1,608	2,888	2,610	42.9	35.7
Total Proved Plus Probable	2,230	2,257	1,354	1,216	6,371	5,744	9,955	9,217	149.4	130.1

USA Division

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved
Developed producing	-	-	651	518	3,106	2,571	3,757	3,089	24.7	20.2
Developed non-producing	-	-	2	1	325	267	327	268	5.4	4.4
Undeveloped	-	-	2,523	2,001	1,825	1,476	4,348	3,477	17.2	14.0
Total Proved	-	-	3,176	2,520	5,256	4,314	8,432	6,834	47.3	38.6
Probable	-	-	3,374	2,691	2,885	2,388	6,259	5,079	24.5	20.1
Total Proved Plus Probable	-	-	6,550	5,211	8,141	6,702	14,691	11,913	71.8	58.7

Total Encana

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved
Developed producing	945	982	866	723	5,155	4,381	6,966	6,086	64.6	58.1
Developed non-producing	223	221	2	1	734	661	959	883	7.4	6.1
Undeveloped	651	637	2,981	2,427	3,942	3,408	7,574	6,472	81.8	68.8
Total Proved	1,819	1,840	3,849	3,151	9,831	8,450	15,499	13,441	153.8	133.0
Probable	411	417	4,055	3,276	4,681	3,996	9,147	7,689	67.4	55.8
Total Proved Plus Probable	2,230	2,257	7,904	6,427	14,512	12,446	24,646	21,130	221.2	188.8

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
Canadian Protocol Reserves Disclosure

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; Before Tax)

As at December 31, 2011

Canadian Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	11,307	8,317	6,533	5,393	4,612
Developed non-producing	981	724	587	500	436
Undeveloped	10,009	5,303	2,979	1,677	885
Total Proved	22,297	14,344	10,099	7,570	5,933
Probable	12,496	5,893	3,301	2,054	1,366
Total Proved Plus Probable	34,793	20,237	13,400	9,624	7,299

USA Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	12,086	8,842	6,906	5,663	4,814
Developed non-producing	1,297	926	704	559	458
Undeveloped	8,714	5,045	3,005	1,790	1,027
Total Proved	22,097	14,813	10,615	8,012	6,299
Probable	15,531	7,442	3,771	1,927	933
Total Proved Plus Probable	37,628	22,255	14,386	9,939	7,232

Total Encana

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	23,393	17,159	13,439	11,056	9,426
Developed non-producing	2,278	1,650	1,291	1,059	894
Undeveloped	18,723	10,348	5,984	3,467	1,912
Total Proved	44,394	29,157	20,714	15,582	12,232
Probable	28,027	13,335	7,072	3,981	2,299
Total Proved Plus Probable	72,421	42,492	27,786	19,563	14,531

Encana Corporation	A-3	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; After Tax)

As at December 31, 2011

Canadian Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	10,151	7,639	6,120	5,131	4,443
Developed non-producing	735	544	444	380	333
Undeveloped	7,505	3,831	2,008	989	372
Total Proved	18,391	12,014	8,572	6,500	5,148
Probable	9,369	4,359	2,388	1,443	925
Total Proved Plus Probable	27,760	16,373	10,960	7,943	6,073

USA Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	9,509	7,057	5,557	4,579	3,903
Developed non-producing	830	598	459	368	304
Undeveloped	5,550	3,226	1,942	1,178	696
Total Proved	15,889	10,881	7,958	6,125	4,903
Probable	9,915	4,701	2,359	1,187	554
Total Proved Plus Probable	25,804	15,582	10,317	7,312	5,457

Total Encana

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	19,660	14,696	11,677	9,710	8,346
Developed non-producing	1,565	1,142	903	748	637
Undeveloped	13,055	7,057	3,950	2,167	1,068
Total Proved	34,280	22,895	16,530	12,625	10,051
Probable	19,284	9,060	4,747	2,630	1,479
Total Proved Plus Probable	53,564	31,955	21,277	15,255	11,530

Encana Corporation	A-4	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Additional Information Concerning Future Net Revenue

(Forecast Prices and Costs; Undiscounted)

As at December 31, 2011

	Canadian Division		USA Division		Total
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Revenues	46,960	69,736	52,493	95,467	99,453	165,203
Royalties and production / mineral taxes	4,079	6,706	12,657	22,394	16,736	29,100
Operating costs	12,321	17,276	8,597	14,986	20,918	32,262
Development costs	7,296	9,846	8,249	19,259	15,545	29,105
Abandonment costs	967	1,115	893	1,200	1,860	2,315
Future net revenue, before income taxes	22,297	34,793	22,097	37,628	44,394	72,421
Income tax	3,906	7,033	6,208	11,824	10,114	18,857
Future net revenue, after income taxes	18,391	27,760	15,889	25,804	34,280	53,564

Future Net Revenue by Production Group

(Forecast Prices and Costs)

As at December 31, 2011

	Natural Gas				Total
	Coalbed Methane and Shale Gas (1)		Associated and Non-associated Gas (2)
(discounted at 10%/yr, $ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Future Net Revenue Before Income Taxes	5,269	8,128	15,445	19,658	20,714	27,786

Unit Value ($/Mcf) (3)	1.06	0.94	1.83	1.58	1.54	1.32

Notes:

(1)          Includes by-products.

(2)          Including by-products as well as future net revenue from oil (including solution gas and other by-products) which is not material.

(3)          Unit values are based on net natural gas reserves volumes.

Encana Corporation	A-5	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Pricing Assumptions (Forecast Prices)

The following pricing and exchange rate assumptions were utilized by the independent qualified reserves evaluators in estimating Encana’s reserves data using forecast prices and costs. These assumptions were provided by Encana, based on GLJ Petroleum Consultants Ltd. pricing information, and are the same pricing assumptions used for the business case included in “Net Proved Reserves (U.S. Protocol)” in Appendix D in this annual information form.

	Natural Gas		Oil and NGLs		Foreign Exchange Rate (2)	Inflation Rate(3)
Year	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)	US$/C$	%/yr
2011 (4,5)	4.04	3.67	95.11	95.56	1.01	3.0
2012	3.80	3.49	97.00	97.96	0.98	2.0
2013	4.50	4.13	100.00	101.02	0.98	2.0
2014	5.00	4.59	100.00	101.02	0.98	2.0
2015	5.50	5.05	100.00	101.02	0.98	2.0
2016	6.00	5.51	100.00	101.02	0.98	2.0
2017-2021	6.50 - 7.17	5.97 - 6.58	100.00 - 107.56	101.02 - 108.73	0.98	2.0

Thereafter:	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.98	2.0

Notes:

(1)          Light Sweet at Edmonton.

(2)          The exchange rates used to generate the Canadian benchmark reference prices in this table.

(3)          Default cost inflation rate.  Abnormal inflationary situations in certain regions are handled individually by directly increasing the cost estimates for the years affected.

(4)          Actual weighted average historical prices for 2011.

(5)          Encana’s weighted average prices for 2011 excluding the impact of realized hedging were $4.18/Mcf for natural gas and $85.20/bbl for oil & NGLs.

Encana Corporation	A-6	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Reconciliation of Changes in Reserves (Before Royalties)

The following tables provide a reconciliation of Encana’s gross reserves of natural gas, oil and NGLs for the year ended December 31, 2011, presented using forecast prices and costs.

Proved Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	1,810	511	4,434	6,755	61.9	7,126
Extensions and improved recovery	148	138	522	808	48.9	1,101
Technical revisions	32	225	132	389	6.5	428
Discoveries	-	-	10	10	0.8	15
Acquisitions	25	-	57	82	0.3	84
Dispositions	(5)	(33)	(149)	(187)	(6.1)	(223)
Economic factors	(30)	(134)	(70)	(234)	0.2	(233)
Production	(161)	(34)	(361)	(556)	(6.0)	(592)
December 31, 2011	1,819	673	4,575	7,067	106.5	7,706

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	-	3,445	5,854	9,299	47.4	9,584
Extensions and improved recovery	-	675	211	886	1.8	898
Technical revisions	-	587	(14)	573	2.4	587
Discoveries	-	-	1	1	1.9	12
Acquisitions	-	-	28	28	-	28
Dispositions	-	(1,100)	(216)	(1,316)	(1.8)	(1,327)
Economic factors	-	(138)	(44)	(182)	(0.1)	(183)
Production	-	(293)	(564)	(857)	(4.3)	(883)
December 31, 2011	-	3,176	5,256	8,432	47.3	8,716

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	1,810	3,956	10,288	16,054	109.3	16,710
Extensions and improved recovery	148	813	733	1,694	50.7	1,999
Technical revisions	32	812	118	962	8.9	1,015
Discoveries	-	-	11	11	2.7	27
Acquisitions	25	-	85	110	0.3	112
Dispositions	(5)	(1,133)	(365)	(1,503)	(7.9)	(1,550)
Economic factors	(30)	(272)	(114)	(416)	0.1	(416)
Production	(161)	(327)	(925)	(1,413)	(10.3)	(1,475)
December 31, 2011	1,819	3,849	9,831	15,499	153.8	16,422

Encana Corporation	A-7	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	463	502	1,695	2,660	23.1	2,799
Extensions and improved recovery	44	102	261	407	22.3	540
Technical revisions	(94)	(78)	(84)	(256)	(0.6)	(260)
Discoveries	-	-	16	16	1.6	26
Acquisitions	6	79	10	95	-	95
Dispositions	(1)	(18)	(94)	(113)	(3.9)	(137)
Economic factors	(7)	94	(8)	79	0.4	82
Production	-	-	-	-	-	-
December 31, 2011	411	681	1,796	2,888	42.9	3,145

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	-	3,528	3,765	7,293	29.3	7,468
Extensions and improved recovery	-	1,994	911	2,905	4.0	2,928
Technical revisions	-	(1,771)	(1,741)	(3,512)	(10.0)	(3,571)
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	45	45	1.3	53
Dispositions	-	(286)	(54)	(340)	(0.1)	(340)
Economic factors	-	(91)	(41)	(132)	-	(132)
Production	-	-	-	-	-	-
December 31, 2011	-	3,374	2,885	6,259	24.5	6,406

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	463	4,030	5,460	9,953	52.4	10,267
Extensions and improved recovery	44	2,096	1,172	3,312	26.3	3,468
Technical revisions	(94)	(1,849)	(1,825)	(3,768)	(10.6)	(3,831)
Discoveries	-	-	16	16	1.6	26
Acquisitions	6	79	55	140	1.3	148
Dispositions	(1)	(304)	(148)	(453)	(4.0)	(477)
Economic factors	(7)	3	(49)	(53)	0.4	(50)
Production	-	-	-	-	-	-
December 31, 2011	411	4,055	4,681	9,147	67.4	9,551

Encana Corporation	A-8	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Proved Plus Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	2,273	1,013	6,129	9,415	85.0	9,925
Extensions and improved recovery	192	240	783	1,215	71.2	1,641
Technical revisions	(62)	147	48	133	5.9	168
Discoveries	-	-	26	26	2.4	41
Acquisitions	31	79	67	177	0.3	179
Dispositions	(6)	(51)	(243)	(300)	(10.0)	(360)
Economic factors	(37)	(40)	(78)	(155)	0.6	(151)
Production	(161)	(34)	(361)	(556)	(6.0)	(592)
December 31, 2011	2,230	1,354	6,371	9,955	149.4	10,851

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	-	6,973	9,619	16,592	76.7	17,052
Extensions and improved recovery	-	2,669	1,122	3,791	5.8	3,826
Technical revisions	-	(1,184)	(1,755)	(2,939)	(7.6)	(2,984)
Discoveries	-	-	1	1	1.9	12
Acquisitions	-	-	73	73	1.3	81
Dispositions	-	(1,386)	(270)	(1,656)	(1.9)	(1,667)
Economic factors	-	(229)	(85)	(314)	(0.1)	(315)
Production	-	(293)	(564)	(857)	(4.3)	(883)
December 31, 2011	-	6,550	8,141	14,691	71.8	15,122

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2010	2,273	7,986	15,748	26,007	161.7	26,977
Extensions and improved recovery	192	2,909	1,905	5,006	77.0	5,467
Technical revisions	(62)	(1,037)	(1,707)	(2,806)	(1.7)	(2,816)
Discoveries	-	-	27	27	4.3	53
Acquisitions	31	79	140	250	1.6	260
Dispositions	(6)	(1,437)	(513)	(1,956)	(11.9)	(2,027)
Economic factors	(37)	(269)	(163)	(469)	0.5	(466)
Production	(161)	(327)	(925)	(1,413)	(10.3)	(1,475)
December 31, 2011	2,230	7,904	14,512	24,646	221.2	25,973

Encana Corporation	A-9	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Undeveloped Reserves, Significant Factors or Uncertainties and Future Development Costs

Undeveloped Reserves

Proved and probable undeveloped reserves are attributed where warranted on the basis of technical merit, commercial considerations and development plans. These development opportunities are being pursued at a pace dependent on capital availability and allocation. As a result, development is scheduled beyond the next two years.  All of the proved and probable undeveloped reserves at December 31, 2011 are scheduled for development within the next five and eight years respectively in Canada and the United States.

The following table discloses, for each product type, the volumes of proved undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, before that time.

 Proved Undeveloped Reserves

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End

Prior	923	923	368	368	4,611	4,611	5,902	5,902	42.1	42.1
2009	-	559	832	1,217	1,222	4,500	2,054	6,276	11.6	38.1
2010	282	688	1,161	2,808	1,105	4,449	2,548	7,945	18.7	53.8
2011	73	651	657	2,981	914	3,942	1,644	7,574	21.8	81.8

The following table discloses, for each product type, the volumes of probable undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, before that time.

 Probable Undeveloped Reserves

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End

Prior	166	166	593	593	4,671	4,671	5,430	5,430	46.9	46.9
2009	-	182	1,771	2,264	1,421	4,419	3,192	6,865	10.1	41.8
2010	67	290	2,289	3,889	1,459	4,901	3,815	9,080	12.9	42.6
2011	36	232	2,017	3,880	1,176	4,085	3,229	8,197	15.5	52.7

Encana Corporation	A-10	Annual Information Form (prepared in US$)
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

	Canadian Division		USA Division		Total Encana

($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2012	1,204	1,319	964	1,310	2,168	2,629
2013	1,650	1,883	1,684	2,306	3,334	4,189
2014	1,425	1,865	2,007	2,849	3,432	4,714
2015	1,197	1,623	1,680	2,621	2,877	4,244
2016	920	1,757	1,684	3,059	2,604	4,816
Remainder	900	1,399	230	7,114	1,130	8,513
Total	7,296	9,846	8,249	19,259	15,545	29,105

Future development costs are associated with reserves as evaluated by the IQREs and do not necessarily represent Encana’s exploration and development budget. Encana expects to fund its future development costs with future cash flow, available cash balances, divestitures, joint ventures, or a combination of these.

Encana Corporation	A-11	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Abandonment, Tax and Costs Incurred

Abandonment and Reclamation Costs

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. The asset retirement obligation (“ARO”) is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rates and future inflation rates. In 2011, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Based on Encana’s current estimate, the total anticipated undiscounted future cost of abandonment and reclamation costs to be incurred is estimated at approximately $4.4 billion ($415 million discounted at 10 percent). As at December 31, 2011, Encana has recorded an asset retirement obligation of $1,043 million. These estimates include the abandonment of 21,469 net wells. Over the next three years, Encana’s net well abandonment and reclamation cost is expected to total $138 million ($120 million discounted at 10 percent).

For the purposes of the reserves evaluations prepared by the IQREs, costs deducted as abandonment costs in estimating future net revenue do not include reclamation costs or abandonment costs of facilities and wells without reserves.

Tax Horizon

On a consolidated basis, Encana was not cash taxable for 2011.  The Company currently estimates it will not be cash taxable until 2013; however, the cash tax forecast may be revised for factors including the outlook for natural gas, oil and NGL commodity prices, and the expectations for capital investments, including acquisition and disposition transactions, by the Company.

2011 Costs Incurred

($ millions)	Canadian Division	USA Division	Total

Acquisitions
Unproved	261	53	314
Proved	149	52	201
Total acquisitions	410	105	515
Exploration costs	174	181	355
Development costs	1,848	2,242	4,090
Total costs incurred	2,432	2,528	4,960

Encana Corporation	A-12	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Location of Oil and Gas Wells

The following table summarizes Encana’s interests in natural gas or oil wells which are producing, or the Company considers capable of production, as at December 31, 2011.

For additional information on the location of Encana’s properties, plants, facilities and installations, refer to “Narrative Description of the Business” in this annual information form.

	Producing Gas		Producing Oil		Total Producing (1,2)		Non-Producing Gas		Non-Producing Oil		Total Non- Producing (3)
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	12,293	11,131	232	162	12,525	11,293	1,333	1,073	218	169	1,551	1,242
British Columbia	1,579	1,447	1	-	1,580	1,447	295	255	4	1	299	256
Total Canadian Division	13,872	12,578	233	162	14,105	12,740	1,628	1,328	222	170	1,850	1,498

Colorado	4,821	3,925	3	-	4,824	3,925	209	169	-	-	209	169
Texas	776	495	1	1	777	496	14	6	1	-	15	6
Wyoming	1,803	1,441	1	-	1,804	1,441	80	62	-	-	80	62
Utah	3	3	-	-	3	3	-	-	-	-	-	-
Louisiana	412	218	1	1	413	219	83	29	-	-	83	29
Kansas	1	1	-	-	1	1	-	-	-	-	-	-
Michigan	-	-	1	-	1	-	5	5	-	-	5	5
Mississippi	-	-	1	1	1	1	-	-	-	-	-	-
Montana	-	-	-	-	-	-	1	1	-	-	1	1
Total USA Division	7,816	6,083	8	3	7,824	6,086	392	272	1	-	393	272
Total Encana	21,688	18,661	241	165	21,929	18,826	2,020	1,600	223	170	2,243	1,770

Notes:

(1)             Encana has varying royalty interests in approximately 9,407 natural gas wells and approximately 6,416 oil wells which are producing or capable of producing.

(2)             Includes wells containing multiple completions as follows; approximately 25,063 gross natural gas wells (23,400 net wells) and approximately 158 gross oil (121 net wells).

(3)             “Non-producing” wells refer to wells that are capable of producing oil or natural gas, but which are not producing due to the timing of well completions and/or waiting to be tied in which is anticipated to occur in 2012, or are wells that are temporarily shut-in due to market conditions, but not yet abandoned. All non-producing oil and natural gas wells considered capable of producing are located near existing infrastructure and/or within economic distance of transportation.

Encana Corporation	A-13	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Landholdings with No Attributed Reserves

The following table summarizes the gross and net acres with no attributed reserves in which Encana has an interest at December 31, 2011 and the net acres with no attributed reserves for which we expect our rights to explore, develop and exploit to expire during 2012.

(thousands of acres)	Gross Acres (1)	Net Acres (1)	Net Acres Expiring Within One Year

Canada
Alberta	4,557	3,968	180
British Columbia	2,122	1,707	364
Newfoundland and Labrador	35	2	-
Nova Scotia	21	10	-
Northwest Territories	45	12	-
Total Canada	6,780	5,699	544

United States
Colorado	806	774	15
Texas	322	248	35
Wyoming	322	287	12
Louisiana	195	195	28
Michigan	430	430	-
Mississippi	173	164	25
Other	34	29	1
Total United States	2,282	2,127	116

International
Australia	104	40	-
Total International	104	40	-

Total	9,166	7,866	660

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

Exploration Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2011 (3)
Canadian Division	30	19	-	-	2	1	-	-	31	63	20
USA Division	19	6	3	3	-	-	-	-	5	27	9
Total	49	25	3	3	2	1	-	-	36	90	29

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2011, Encana was in the process of drilling the following exploratory and development wells: approximately 19 gross wells (17 net wells) in Canada and approximately 89 gross wells (52 net wells) in the United States.

Development Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2011 (3)
Canadian Division	725	706	2	2	10	6	-	-	221	958	714
USA Division	695	392	-	-	3	3	5	1	206	909	396
Total	1,420	1,098	2	2	13	9	5	1	427	1,867	1,110

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2011, Encana was in the process of drilling the following exploratory and development wells: approximately 19 gross wells (17 net wells) in Canada and approximately 89 gross wells (52 net wells) in the United States.

Encana Corporation	A-15	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Production Volumes (Before Royalties)

2012 Production Estimates

(Before Royalties)

The following table summarizes the total volume of production estimated for the year ended December 31, 2012, which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under “Reserves Data (Canadian Protocol)” in this Appendix above.

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	151	37	422	610	7.8
Probable	4	3	14	21	0.4
Total Proved Plus Probable	155	40	436	631	8.2

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	-	247	507	754	4.1
Probable	-	10	20	30	0.1
Total Proved Plus Probable	-	257	527	784	4.2

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	151	284	929	1,364	11.9
Probable	4	13	34	51	0.5
Total Proved Plus Probable	155	297	963	1,415	12.4

Encana Corporation	A-16	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

2011 Production Volumes by Country

(Before Royalties)

	2011
(average daily)	Annual	Q4	Q3	Q2	Q1

Coalbed Methane (MMcf/d)
Canadian Division	440	455	435	438	434
USA Division	-	-	-	-	-
	440	455	435	438	434
Shale Gas (MMcf/d)
Canadian Division	92	109	101	87	71
USA Division	808	921	836	795	677
	900	1,030	937	882	748
Other (MMcf/d)
Canadian Division	989	1,026	985	992	951
USA Division	1,544	1,516	1,541	1,541	1,576
	2,533	2,542	2,526	2,533	2,527
Total Produced Gas (MMcf/d)
Canadian Division	1,521	1,590	1,521	1,517	1,456
USA Division	2,352	2,437	2,377	2,336	2,253
	3,873	4,027	3,898	3,853	3,709
Total Oil & NGLs (Mbbls/d)
Canadian Division	16.5	16.0	17.3	16.7	16.1
USA Division	11.7	12.5	11.4	11.6	11.1
	28.2	28.5	28.7	28.3	27.2

Encana Corporation	A-17	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Per-Unit Results (Before Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(Before Royalties)

	2011
	Annual	Q4	Q3	Q2	Q1

Coalbed Methane ($/Mcf)
Canadian Division and Total Encana
Price, before royalties	3.64	3.32	3.75	3.83	3.69
Royalties	0.06	0.07	0.07	0.05	0.05
Production and mineral taxes	0.06	0.05	0.05	0.07	0.08
Transportation	0.16	0.14	0.17	0.16	0.15
Operating	1.26	1.15	1.25	1.18	1.44
	2.10	1.91	2.21	2.37	1.97
Shale Gas ($/Mcf)
Canadian Division
Price, before royalties	3.22	2.82	3.17	3.50	3.54
Royalties	0.05	0.04	0.05	0.06	0.06
Production and mineral taxes	-	-	-	-	-
Transportation	0.78	0.78	0.79	0.81	0.72
Operating	0.58	0.67	0.05	0.64	1.15
	1.81	1.33	2.28	1.99	1.61
USA Division
Price, before royalties	4.15	3.69	4.39	4.36	4.22
Royalties	0.88	0.83	0.95	0.88	0.87
Production and mineral taxes	0.03	0.03	0.04	0.03	0.03
Transportation	0.77	0.68	0.82	0.86	0.71
Operating	0.56	0.45	0.48	0.58	0.78
	1.91	1.70	2.10	2.01	1.83
Total Encana
Price, before royalties	4.05	3.60	4.26	4.28	4.16
Royalties	0.80	0.75	0.85	0.80	0.79
Production and mineral taxes	0.03	0.03	0.04	0.03	0.03
Transportation	0.77	0.69	0.82	0.85	0.71
Operating	0.56	0.48	0.44	0.58	0.82
	1.89	1.65	2.11	2.02	1.81
Other ($/Mcf)
Canadian Division
Price, before royalties	3.88	3.54	4.00	4.05	3.96
Royalties	0.20	0.19	0.18	0.23	0.20
Production and mineral taxes	-	-	0.01	-	-
Transportation	0.53	0.54	0.54	0.54	0.52
Operating	1.02	0.99	0.91	1.06	1.13
	2.13	1.82	2.36	2.22	2.11

Encana Corporation	A-18	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Netbacks by Country

(Before Royalties)

	2011
	Annual	Q4	Q3	Q2	Q1

Other ($/Mcf)
USA Division
Price, before royalties	4.60	4.24	4.82	4.78	4.56
Royalties	0.87	0.91	0.95	0.82	0.80
Production and mineral taxes	0.26	0.24	0.24	0.29	0.29
Transportation	0.89	0.88	0.83	0.95	0.91
Operating	0.46	0.48	0.40	0.42	0.54
	2.12	1.73	2.40	2.30	2.02
Total Encana
Price, before royalties	4.32	3.96	4.50	4.50	4.33
Royalties	0.61	0.62	0.65	0.59	0.57
Production and mineral taxes	0.16	0.14	0.15	0.18	0.18
Transportation	0.75	0.74	0.72	0.79	0.76
Operating	0.68	0.68	0.60	0.67	0.77
	2.12	1.78	2.38	2.27	2.05
Total Produced Gas ($/Mcf)
Canadian Division
Price, before royalties	3.77	3.43	3.88	3.96	3.86
Royalties	0.15	0.15	0.14	0.17	0.15
Production and mineral taxes	0.02	0.01	0.02	0.02	0.02
Transportation	0.44	0.44	0.45	0.44	0.42
Operating	1.06	1.01	0.95	1.07	1.23
	2.10	1.82	2.32	2.26	2.04
USA Division
Price, before royalties	4.45	4.03	4.67	4.64	4.46
Royalties	0.87	0.88	0.95	0.84	0.82
Production and mineral taxes	0.18	0.16	0.17	0.20	0.21
Transportation	0.85	0.80	0.83	0.92	0.85
Operating	0.49	0.47	0.43	0.47	0.62
	2.06	1.72	2.29	2.21	1.96
Total Encana
Price, before royalties	4.18	3.79	4.36	4.37	4.22
Royalties	0.59	0.59	0.63	0.58	0.56
Production and mineral taxes	0.12	0.10	0.11	0.13	0.14
Transportation	0.69	0.66	0.68	0.73	0.68
Operating	0.72	0.68	0.63	0.71	0.86
	2.06	1.76	2.31	2.22	1.98
Total Oil & NGLs ($/bbl)
Canadian Division
Price, before royalties	85.09	86.13	83.79	91.77	78.47
Royalties	10.07	11.01	10.36	9.88	9.00
Production and mineral taxes	0.79	1.07	0.56	0.55	1.00
Transportation	0.82	0.59	1.00	1.04	0.61
Operating	1.53	1.73	1.18	1.47	1.79
	71.88	71.73	70.69	78.83	66.07
USA Division
Price, before royalties	85.37	84.13	80.53	93.69	83.08
Royalties	16.18	16.57	15.47	17.43	15.17
Production and mineral taxes	6.11	5.62	4.77	7.64	6.48
Transportation	0.07	0.19	0.07	-	-
Operating	0.57	1.65	0.50	-	-
	62.44	60.10	59.72	68.62	61.43

Encana Corporation	A-19	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Netbacks by Country

(Before Royalties)

	2011
	Annual	Q4	Q3	Q2	Q1

Total Oil & NGLs ($/bbl)
Total Encana
Price, before royalties	85.20	85.25	82.49	92.55	80.35
Royalties	12.60	13.44	12.39	12.98	11.52
Production and mineral taxes	2.99	3.06	2.23	3.46	3.24
Transportation	0.51	0.41	0.63	0.61	0.36
Operating	1.13	1.69	0.91	0.87	1.06
	67.97	66.65	66.33	74.63	64.17

Impact of Realized Hedging on Encana’s Netbacks

	2011
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	0.66	0.89	0.55	0.56	0.62
USA Division	0.70	0.92	0.63	0.59	0.64
Total	0.68	0.91	0.60	0.58	0.63

Encana Corporation	A-20	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)

To the Board of Directors of Encana Corporation (the “Corporation”):

1.

We have evaluated the Corporation’s reserves data as at December 31, 2011 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.

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

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2011:

Independent Qualified Reserves Evaluator	Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (US$millions)

McDaniel & Associates Consultants Ltd.	January 19, 2012	Canada	3,310
GLJ Petroleum Consultants Ltd.	January 20, 2012	Canada	10,090
Netherland, Sewell & Associates, Inc.	January 24, 2012	United States	9,186
DeGolyer and MacNaughton	January 31, 2012	United States	5,200
Total			27,786

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Encana Corporation	Annual Information Form (prepared in US$)

B-1

Executed as to our report referred to above:

(signed) McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	(signed) GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

(signed) Netherland, Sewell & Associates, Inc. Dallas, Texas, U.S.A.	(signed) DeGolyer and MacNaughton Dallas, Texas, U.S.A.

February 15, 2012

Encana Corporation	Annual Information Form (prepared in US$)

B-2

Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)

Management of Encana Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators.

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

(b)                            the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)                            the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Randall K. Eresman President & Chief Executive Officer	(signed) Robert A. Grant Executive Vice-President, Corporate Development, EH&S and Reserves

(signed) David P. O’Brien Director and Chairman of the Board	(signed) Claire S. Farley Director and Chair of the Reserves Committee

February 16, 2012

Encana Corporation	Annual Information Form (prepared in US$)

C-1

Appendix D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides select disclosure of its reserves and other oil and gas information prepared in accordance with U.S. disclosure requirements. See “Note Regarding Reserves Data and Other Oil and Gas Information”.

Since inception, Encana has retained IQREs to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGL reserves annually. For further information regarding the reserves process, see “Reserves and Other Oil and Gas Information” in this annual information form.

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing).  Based on this methodology, Encana’s results have been calculated utilizing the 12-month average price for each of the years presented within this Appendix.

Encana’s 2011 and 2010 financial results were prepared in accordance with IFRS.  As Encana’s IFRS transition date was January 1, 2010, 2009 results were prepared in accordance with previous GAAP.   Encana’s 2009 upstream results include the operations from the Canadian upstream assets that were transferred to Cenovus.  Under previous GAAP full cost accounting requirements, the results from the Cenovus upstream assets were reported as continuing operations, which are referred to as “Canada – Other” in the following tables.

Net Proved Reserves (U.S. Protocol)

Natural Gas Reserves

In 2011, Encana’s proved natural gas reserves decreased by approximately three percent, due to dispositions and the impact of lower 12-month average prices more than offsetting successful development and delineation activity.  Additions excluding the purchase and sale of lands with reserves attributable to them totaled 1,746 Bcf, split approximately one-half in the U.S. and one-half in Canada.

In 2010, Encana’s proved natural gas reserves increased by approximately 20 percent, largely as a result of successful development and delineation activity as well as higher 12-month average prices. Technical revisions were positive. Additions excluding purchase and sale of lands with reserves attributable to them totaled 3,542 Bcf, of which approximately two-thirds were in the U.S. and the balance was in Canada.

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

Oil & NGL Reserves

In 2011, Encana’s proved oil and NGL reserves increased by approximately 44 percent primarily due to activities in Canada.

In 2010, Encana’s proved oil and NGL reserves increased by approximately 21 percent as a result of activities and plans to further capture additional NGLs associated with natural gas production.

In 2009, Encana’s proved oil and NGL reserves decreased by approximately 77 percent and Encana’s bitumen reserves were divested, substantially all as a result of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Net Proved Reserves (1,2)

(SEC Constant Pricing; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)			Bitumen (3) (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada
2009
Beginning of year	7,847	5,831	13,678	285.6	51.6	337.2	668.4
Revisions and improved recovery (4)	(755)	(845)	(1,600)	7.3	(12.6)	(5.3)	(87.6)
Extensions and discoveries	726	1,406	2,132	12.5	6.5	19.0	159.4
Purchase of reserves in place	28	-	28	0.5	-	0.5	-
Sale of reserves in place (5)	(1,772)	(89)	(1,861)	(243.2)	(0.2)	(243.4)	(725.1)
Production	(725)	(590)	(1,315)	(27.2)	(4.1)	(31.3)	(15.1)
End of year	5,349	5,713	11,062	35.5	41.2	76.7	-
Developed	2,927	3,571	6,498	25.1	25.8	50.9	-
Undeveloped	2,422	2,142	4,564	10.4	15.4	25.8	-
Total	5,349	5,713	11,062	35.5	41.2	76.7	-
2010
Beginning of year	5,349	5,713	11,062	35.5	41.2	76.7	-
Revisions and improved recovery	150	517	667	13.6	0.2	13.8	-
Extensions and discoveries	1,067	1,808	2,875	11.5	4.7	16.2	-
Purchase of reserves in place	116	81	197	0.4	0.5	0.9	-
Sale of reserves in place	(82)	(257)	(339)	(1.9)	(4.9)	(6.8)	-
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)	-
End of year	6,117	7,183	13,300	54.3	38.2	92.5	-
Developed	3,132	3,678	6,810	24.9	24.0	48.9	-
Undeveloped	2,985	3,505	6,490	29.4	14.2	43.6	-
Total	6,117	7,183	13,300	54.3	38.2	92.5	-
2011
Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5	-
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6	-
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6	-
Purchase of reserves in place	72	23	95	0.2	0.1	0.3	-
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)	-
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)	-
End of year	6,329	6,511	12,840	95.0	38.2	133.2	-
Developed	3,523	3,286	6,809	39.6	24.4	64.0	-
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2	-
Total	6,329	6,511	12,840	95.0	38.2	133.2	-

Encana Corporation	Annual Information Form (prepared in US$)

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

(2)          Encana does not file any estimates of total net proved natural gas, oil and NGL reserves with any U.S. federal authority or agency other than the SEC.

(3)          Encana’s disclosure of bitumen reserve volumes is in accordance with amended SEC rules regarding disclosure by final products.

(4)          Revisions and improved recovery includes revisions due to price.  Approximately 75 percent of the negative revisions to natural gas in 2009 were attributable to the significantly lower prices in effect for SEC reporting purposes.

(5)         The transfer of the Canadian upstream assets to Cenovus, effective November 30, 2009 pursuant to the Split Transaction, accounts for approximately 80 percent of the sale of reserves in place for natural gas and substantially all of the sale of reserves in place for oil and NGLs and for bitumen during 2009.

Pricing Assumptions (SEC Constant Pricing)

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil and NGLs

	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
Reserve Pricing (2)
2009	3.87	3.77	61.18	65.64
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53

Notes:

(1)           Light Sweet for 2011 and 2010; Mixed Sweet Blend for 2009.

(2)           All prices were held constant in all future years when estimating net revenues and reserves.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Sensitivity of 2011 Reserves to Prices

The following table summarizes Encana’s estimates of its proved reserves as at December 31, 2011 based on the 2011 12-month average prices (“SEC Constant Pricing case”) and on the prices set forth below:

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada		United States	Total
Price Case
SEC Constant Pricing case	6,329	6,511	12,840	95.0		38.2	133.2
Business case (forecast prices)	6,607	6,834	13,441	94.4		38.6	133.0
Difference versus SEC case	4.4%	5.0%	4.7%	(0.6%	)	1.0%	(0.2%	)

The business case assumes the following forecast prices: natural gas – Henry Hub $3.80/MMBtu in 2012 increasing to $7.17/MMBtu in 2021, and AECO C$3.49/MMBtu in 2012 increasing to C$6.58/MMBtu in 2021; oil – WTI $97.00/bbl increasing to $107.56/bbl in 2021 and Edmonton Light Sweet C$97.96/bbl increasing to C$108.73/bbl in 2021.  Beyond 2021, prices were escalated at 2% per year.  These forecast pricing assumptions are the same as those used for the Canadian forecast prices included in “Pricing Assumptions (Forecast Prices)” in Appendix A to this annual information form.

Proved Undeveloped Reserves

Encana’s proved undeveloped natural gas reserves represented approximately 47 percent of total proved natural gas reserves at December 31, 2011, a slight decrease from approximately 49 percent at December 31, 2010. At December 31, 2011, approximately 52 percent of Encana’s proved oil and NGL reserves were undeveloped, an increase from approximately 47 percent at December 31, 2010. These changes in undeveloped reserves were predicated on technical merit, commercial considerations and development plans.  All of the proved undeveloped reserves at December 31, 2011 are scheduled for development within the next five years in both Canada and the United States.

During 2011, approximately 1,220 Bcfe of proved undeveloped reserves were converted to proved developed reserves.  Investments made during 2011 to convert proved undeveloped reserves to proved developed reserves were approximately $1.5 billion.

At December 31, 2011, the proved undeveloped reserves which have remained undeveloped for five years or more in both Canada and the United States were not material.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana’s annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana’s IQREs in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year-end and to account for asset retirement obligations and future income taxes.

Encana cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Encana’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Encana’s Market Optimization interests.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada				United States
($ millions)	2011	2010	2009	(1)	2011	2010	2009 (1)

Future cash inflows	27,731	25,535	19,321		26,558	29,428	18,573
Less future:
Production costs	9,717	8,676	6,296		6,195	6,894	4,862
Development costs	6,424	4,971	4,065		7,189	7,539	4,429
Asset retirement obligation payments	1,762	1,876	1,508		597	605	640
Income taxes	784	920	659		2,730	2,966	707
Future net cash flows	9,044	9,092	6,793		9,847	11,424	7,935
Less 10% annual discount for estimated timing of cash flows	3,759	3,803	2,704		4,384	5,277	3,592
Discounted future net cash flows	5,285	5,289	4,089		5,463	6,147	4,343

	Total
($ millions)	2011	2010	2009	(1)

Future cash inflows	54,289	54,963	37,894
Less future:
Production costs	15,912	15,570	11,158
Development costs	13,613	12,510	8,494
Asset retirement obligation payments	2,359	2,481	2,148
Income taxes	3,514	3,886	1,366
Future net cash flows	18,891	20,516	14,728
Less 10% annual discount for estimated timing of cash flows	8,143	9,080	6,296
Discounted future net cash flows	10,748	11,436	8,432

Notes:

(1)     As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada				United States
($ millions)	2011	2010	2009	(1,2)	2011	2010	2009 (1)

Balance, beginning of year	5,289	4,089	12,714		6,147	4,343	6,647
Changes resulting from:
Sales of oil and gas produced during the period	(1,957)	(2,034)	(5,609)		(2,653)	(2,920)	(3,442)
Discoveries and extensions, net of related costs	1,161	975	1,294		887	1,243	629
Purchases of proved reserves in place	55	146	16		42	77	-
Sales and transfers of proved reserves in place	(212)	(96)	(6,492)		(1,021)	(198)	(62)
Net change in prices and production costs	522	1,647	(1,825)		733	3,832	(1,446)
Revisions to quantity estimates	188	174	(1,242)		(336)	610	(1,567)
Accretion of discount	576	433	1,572		762	465	827
Previously estimated development costs incurred net of change in future development costs	(441)	216	737		832	(289)	1,474
Other	54	(28)	150		63	144	(26)
Net change in income taxes	50	(233)	2,774		7	(1,160)	1,309
Balance, end of year	5,285	5,289	4,089		5,463	6,147	4,343

	Total
($ millions)	2011	2010	2009	(1,2)

Balance, beginning of year	11,436	8,432	19,361
Changes resulting from:
Sales of oil and gas produced during the period	(4,610)	(4,954)	(9,051)
Discoveries and extensions, net of related costs	2,048	2,218	1,923
Purchases of proved reserves in place	97	223	16
Sales and transfers of proved reserves in place	(1,233)	(294)	(6,554)
Net change in prices and production costs	1,255	5,479	(3,271)
Revisions to quantity estimates	(148)	784	(2,809)
Accretion of discount	1,338	898	2,399
Previously estimated development costs incurred net of change in future development costs	391	(73)	2,211
Other	117	116	124
Net change in income taxes	57	(1,393)	4,083
Balance, end of year	10,748	11,436	8,432

Notes:

(1)          As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

(2)          Results prior to November 30, 2009 include reserves from the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Results of Operations

	Canada				United States
($ millions)	2011	2010	2009	(1,2)	2011	2010	2009	(1)

Oil and gas revenues, net of royalties, and transportation	2,622	2,632	6,835		3,294	3,613	4,007
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	665	598	1,226		641	693	565
Depreciation, depletion and amortization	1,411	1,286	1,980		1,922	1,954	1,561
Operating income (loss)	546	748	3,629		731	966	1,881
Income taxes	145	211	1,059		265	350	698
Results of operations	401	537	2,570		466	616	1,183

	Other			Total
($ millions)	2011	2010	2009 (1)	2011	2010	2009	(1,2)

Oil and gas revenues, net of royalties, and transportation	-	-	-	5,916	6,245	10,842
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	-	-	-	1,306	1,291	1,791
Depreciation, depletion and amortization	-	-	28	3,333	3,240	3,569
Operating income (loss)	-	-	(28)	1,277	1,714	5,482
Income taxes	-	-	-	410	561	1,757
Results of operations	-	-	(28)	867	1,153	3,725

Notes:

(1)          As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

(2)          Results prior to November 30, 2009 include results from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Capitalized Costs and Costs Incurred

Capitalized Costs

	Canada				United States
($ millions)	2011	2010	2009	(1,2)	2011	2010	2009	(1)
Proved oil and gas properties	26,606	24,736	21,459		22,229	21,703	19,843
Unproved oil and gas properties	1,139	1,114	728		708	1,044	1,178
Total capital cost	27,745	25,850	22,187		22,937	22,747	21,021
Accumulated DD&A	14,628	13,606	11,586		10,774	8,781	7,092
Net capitalized costs	13,117	12,244	10,601		12,163	13,966	13,929

	Other				Total
($ millions)	2011	2010	2009	(1)	2011	2010	2009	(1,2)
Proved oil and gas properties	-	-	-		48,835	46,439	41,302
Unproved oil and gas properties	-	-	157		1,847	2,158	2,063
Total capital cost	-	-	157		50,682	48,597	43,365
Accumulated DD&A	-	-	147		25,402	22,387	18,825
Net capitalized costs	-	-	10		25,280	26,210	24,540

Notes:

(1)          As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

(2)          Results prior to November 30, 2009 include capitalized costs related to the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Costs Incurred

	Canada				United States
($ millions)	2011	2010	2009	(1,2)	2011	2010	2009	(1)
Acquisitions
Unproved	261	395	46		53	97	46
Proved	149	197	178		52	44	-
Total acquisitions	410	592	224		105	141	46
Exploration costs	174	58	129		181	198	133
Development costs	1,848	2,148	2,588		2,242	2,297	1,688
Total costs incurred	2,432	2,798	2,941		2,528	2,636	1,867

	Other				Total
($ millions)	2011	2010	2009	(1)	2011	2010	2009	(1,2)
Acquisitions
Unproved	-	-	-		314	492	92
Proved	-	-	-		201	241	178
Total acquisitions	-	-	-		515	733	270
Exploration costs	-	-	2		355	256	264
Development costs	-	-	-		4,090	4,445	4,276
Total costs incurred	-	-	2		4,960	5,434	4,810

Notes:

(1)          As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

(2)          Results prior to November 30, 2009 include costs incurred from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Developed and Undeveloped Landholdings

The following table summarizes Encana’s developed, undeveloped and total landholdings as at December 31, 2011.

Landholdings (1 - 7)		Developed		Undeveloped		Total
(thousands of acres)		Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	— Fee	2,302	2,302	1,249	1,249	3,551	3,551
	— Crown	1,414	828	1,463	1,238	2,877	2,066
	— Freehold	244	147	75	44	319	191
		3,960	3,277	2,787	2,531	6,747	5,808
British Columbia	— Crown	889	788	2,312	1,865	3,201	2,653
	— Freehold	-	-	7	-	7	-
		889	788	2,319	1,865	3,208	2,653
Newfoundland and Labrador	— Crown	-	-	35	2	35	2
Nova Scotia	— Crown	20	20	21	10	41	30
Northwest Territories	— Crown	-	-	45	12	45	12
Total Canada		4,869	4,085	5,207	4,420	10,076	8,505
United States
Colorado	— Federal/State	186	174	503	469	689	643
	— Freehold	107	98	106	96	213	194
	— Fee	3	3	14	14	17	17
		296	275	623	579	919	854
Texas	— Federal/State	4	2	55	53	59	55
	— Freehold	113	73	247	176	360	249
	— Fee	-	-	4	4	4	4
		117	75	306	233	423	308
Louisiana	— Federal/State	1	1	2	2	3	3
	— Freehold	145	82	211	147	356	229
	— Fee	10	6	84	65	94	71
		156	89	297	214	453	303
Michigan	— Federal/State	-	-	368	368	368	368
	— Freehold	-	-	61	61	61	61
		-	-	429	429	429	429
Mississippi	— Freehold	1	1	142	135	143	136
	— Fee	-	-	31	30	31	30
		1	1	173	165	174	166
Wyoming	— Federal/State	69	55	294	257	363	312
	— Freehold	5	4	15	12	20	16
		74	59	309	269	383	328
Other	— Federal/State	1	2	30	22	31	24
	— Freehold	1	1	7	6	8	7
		2	3	37	28	39	31
Total United States		646	502	2,174	1,917	2,820	2,419
International
Australia		-	-	104	40	104	40
Total International		-	-	104	40	104	40
Total		5,515	4,587	7,485	6,377	13,000	10,964

Encana Corporation	Annual Information Form (prepared in US$)

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

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2011
Canadian Division	30	19	-	-	-	-	30	19	31	61	19
USA Division	19	6	3	3	-	-	22	9	5	27	9
Total	49	25	3	3	-	-	52	28	36	88	28

2010
Canadian Division	22	15	-	-	-	-	22	15	31	53	15
USA Division	34	15	-	-	2	2	36	17	-	36	17
Total	56	30	-	-	2	2	58	32	31	89	32

2009
Canadian Division	34	24	1	1	-	-	35	25	25	60	25
USA Division	8	4	-	-	1	-	9	4	-	9	4
	42	28	1	1	1	-	44	29	25	69	29
Canada – Other (3)	-	-	4	4	-	-	4	4	8	12	4
Total	42	28	5	5	1	-	48	33	33	81	33

Notes:

(1)   “Gross” wells are the total number of wells in which Encana has an interest.

(2)   “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)   Results prior to November 30, 2009 include wells drilled on Canadian upstream properties transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Development Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2011 (3)
Canadian Division	725	706	2	2	-	-	727	708	221	948	708
USA Division	695	392	-	-	5	1	700	393	206	906	393
Total	1,420	1,098	2	2	5	1	1,427	1,101	427	1,854	1,101

2010
Canadian Division	1,270	1,190	1	1	-	-	1,271	1,191	203	1,474	1,191
USA Division	748	428	-	-	4	3	752	431	144	896	431
Total	2,018	1,618	1	1	4	3	2,023	1,622	347	2,370	1,622

2009
Canadian Division	731	672	3	2	-	-	734	674	143	877	674
USA Division	495	382	-	-	5	4	500	386	55	555	386
	1,226	1,054	3	2	5	4	1,234	1,060	198	1,432	1,060
Canada – Other (4)	560	507	144	120	8	8	712	635	255	967	635
Total	1,786	1,561	147	122	13	12	1,946	1,695	453	2,399	1,695

Notes:

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          At December 31, 2011, Encana was in the process of drilling the following exploratory and development wells: approximately 19 gross wells (17 net wells) in Canada and approximately 89 gross wells (52 net wells) in the U.S.

(4)          Results prior to November 30, 2009 include wells drilled on Canadian upstream properties transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Production Volumes (After Royalties)

The following tables summarize the net daily average production volumes for Encana for the periods indicated.

Production Volumes

(After Royalties)

	2011
(average daily)	Annual	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Canadian Division	1,454	1,515	1,460	1,445	1,395
USA Division	1,879	1,944	1,905	1,864	1,801
	3,333	3,459	3,365	3,309	3,196
Oil & NGLs (Mbbls/d)
Canadian Division	14.5	13.9	15.1	14.8	14.3
USA Division	9.5	10.0	9.3	9.5	9.0
	24.0	23.9	24.4	24.3	23.3

(average daily)	2010	2009
Produced Gas (MMcf/d)
Canadian Division	1,323	1,224
USA Division	1,861	1,616
	3,184	2,840
Canada – Other (1)	-	762
Total Produced Gas	3,184	3,602

Oil & NGLs (Mbbls/d)
Canadian Division	13.2	15.9
USA Division	9.6	11.3
	22.8	27.2
Canada – Other (1)	-	99.9
Total Oil & NGLs	22.8	127.1

Notes:

(1)          Results prior to November 30, 2009 include production from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Per-Unit Results (After Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(After Royalties)

	2011
	Annual	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)
Canadian Division
Price, after royalties	3.79	3.44	3.89	3.97	3.87
Production and mineral taxes	0.02	0.02	0.02	0.02	0.02
Transportation	0.46	0.47	0.47	0.47	0.43
Operating	1.11	1.06	0.99	1.13	1.28
	2.20	1.89	2.41	2.35	2.14
USA Division
Price, after royalties	4.47	3.95	4.64	4.76	4.56
Production and mineral taxes	0.23	0.20	0.21	0.25	0.26
Transportation	1.06	1.01	1.03	1.15	1.06
Operating	0.62	0.59	0.53	0.59	0.77
	2.56	2.15	2.87	2.77	2.47
Total Canadian & USA Divisions
Price, after royalties	4.17	3.73	4.32	4.42	4.26
Production and mineral taxes	0.14	0.12	0.13	0.15	0.16
Transportation	0.80	0.77	0.79	0.85	0.79
Operating	0.83	0.80	0.73	0.82	0.99
	2.40	2.04	2.67	2.60	2.32
Oil & NGLs ($/bbl)
Canadian Division
Price, after royalties	85.41	86.52	84.05	92.10	78.73
Production and mineral taxes	0.90	1.23	0.64	0.62	1.14
Transportation	0.93	0.68	1.15	1.16	0.69
Operating	1.75	2.00	1.35	1.65	2.03
	81.83	82.61	80.91	88.67	74.87
USA Division
Price, after royalties	85.28	83.93	79.81	93.53	83.81
Production and mineral taxes	7.54	6.98	5.85	9.38	8.00
Transportation	0.08	0.24	0.08	-	-
Operating	0.70	2.04	0.61	-	-
	76.96	74.67	73.27	84.15	75.81
Total Canadian & USA Divisions
Price, after royalties	85.36	85.44	82.43	92.66	80.70
Production and mineral taxes	3.52	3.64	2.63	4.03	3.80
Transportation	0.60	0.49	0.74	0.71	0.42
Operating	1.34	2.01	1.07	1.01	1.24
	79.90	79.30	77.99	86.91	75.24

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average
	2010	2009 (1)
Produced Gas ($/Mcf)
Canada (2)
Price, after royalties	4.10	3.64
Production and mineral taxes	0.01	0.04
Transportation	0.40	0.26
Operating	1.09	0.98
	2.60	2.36
United States
Price, after royalties	4.73	3.75
Production and mineral taxes	0.27	0.17
Transportation	0.97	0.90
Operating	0.58	0.55
	2.91	2.13
Total Encana (1)
Price, after royalties	4.47	3.69
Production and mineral taxes	0.16	0.10
Transportation	0.73	0.55
Operating	0.79	0.79
	2.79	2.25
Oil & NGLs ($/bbl)
Canada (2)
Price, after royalties	64.79	49.75
Production and mineral taxes	0.44	0.63
Transportation	0.82	1.53
Operating	3.24	9.21
	60.29	38.38
United States
Price, after royalties	69.35	48.56
Production and mineral taxes	6.69	4.39
Transportation	-	-
Operating	-	-
	62.66	44.17
Total Encana (1)
Price, after royalties	66.72	49.65
Production and mineral taxes	3.08	0.97
Transportation	0.47	1.39
Operating	1.87	8.39
	61.30	38.90

Note:

(1)   As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

(2)   Results prior to November 30, 2009 include production from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

The following tables summarize the impact of realized hedging on Encana’s netbacks.

Impact of Realized Hedging on Encana’s Netbacks

	2011
	Annual	Q4	Q3	Q2	Q1
Canadian Division
Natural Gas ($/Mcf)	0.69	0.93	0.57	0.59	0.64
USA Division
Natural Gas ($/Mcf)	0.87	1.15	0.78	0.73	0.81
Total Encana
Natural Gas ($/Mcf)	0.79	1.06	0.69	0.67	0.74

	Annual Average
	2010	2009 (1)
Canada (2)
Natural Gas ($/Mcf)	0.99	3.25
Oil & NGLs ($/bbl)	(1.04)	0.91
United States
Natural Gas ($/Mcf)	1.03	3.41
Total Encana (2)
Natural Gas ($/Mcf)	1.01	3.33
Oil & NGLs ($/bbl)	(0.60)	0.83

Notes:

(1)   As Encana’s IFRS transition date was January 1, 2010, the Company’s 2009 results are based on previous GAAP.

(2)   Results prior to November 30, 2009 include production from operations of the Canadian upstream assets that were transferred to Cenovus as part of the Split Transaction.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Appendix E - Audit Committee Mandate

Last updated December 8, 2009. Last reviewed December 6, 2011.

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

Encana Corporation	E-2	Annual Information Form (prepared in US$)

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

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

The full Board of Directors shall be kept informed of the Committee’s activities by a report following each Committee meeting.

Encana Corporation	E-3	Annual Information Form (prepared in US$)

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

Encana Corporation	E-4	Annual Information Form (prepared in US$)

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

Encana Corporation	E-5	Annual Information Form (prepared in US$)

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

c.	Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Encana Corporation	E-6	Annual Information Form (prepared in US$)

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

27.       Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.

28.       Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

Encana Corporation	E-7	Annual Information Form (prepared in US$)

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

Encana Corporation	E-8	Annual Information Form (prepared in US$)

Other Matters

38.	Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

39.	Upon a majority vote of the Committee outside resources may be engaged where and if deemed advisable.

40.	Report Committee actions to the Board of Directors with such recommendations, as the Committee may deem appropriate.

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

Encana Corporation

Management’s Discussion and Analysis

For the year ended December 31, 2011

(U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2011 and the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010.

The Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Prior to 2011, the Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) in Canada (“previous GAAP”). Unless otherwise noted, comparative information has been prepared in accordance with IFRS. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate.  The term “liquids-rich” is used to represent natural gas streams with associated liquids volumes.  This document is dated February 23, 2012.

Certain measures in this document do not have any standardized meaning as prescribed by accounting policies and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Debt to Debt Adjusted Cash Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt to Adjusted EBITDA, Capitalization, Debt to Capitalization and Return on Capital Employed (“ROCE”). Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana is pursuing the key business objectives of maintaining financial strength, optimizing capital investments in the Company’s highest return projects and continuing to pay a stable dividend to shareholders as it pursues disciplined, responsible and reliable low-cost production growth.

Encana’s extensive portfolio of reserves and economic contingent resources in high-growth resource plays in major North American basins serves as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective basins early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost.

Encana continually strives to improve operating efficiencies, foster technology innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana is focused on balancing near term market uncertainty with capital investment to build long-term production growth capacity. Encana’s approach for 2012 is to align capital investment plus anticipated dividends with expected cash flow generation, before divestiture proceeds. Proceeds from planned divestitures and joint venture transactions are expected to provide additional financial flexibility. Given the current natural gas pricing environment, the Company expects that many of its drier natural gas plays will see a reduced capital program, while a growing portion of capital investment will be directed towards oil and liquids-rich development and exploration opportunities. Encana continues to focus on attracting third-party investments to advance development of the Company’s reserves and resources.

Encana Corporation	1	Management’s Discussion and Analysis (prepared in US$)

Encana has hedged approximately 1,955 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s Cash Flow and netbacks will benefit from the hedging program during periods of lower prices.

Encana is working to expand the use of natural gas in North America in power generation, transportation and industrial applications. Accessing new natural gas markets, including the export of liquified natural gas (“LNG”), is also part of this initiative. During 2011, Encana acquired a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

Further information on expected 2012 results can be found in Encana’s 2012 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana is organized into Divisions which represent the Company’s operating and reportable segments as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil, NGLs and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

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

Changes in Accounting Policies

The Consolidated Financial Statements for the year ended December 31, 2011, including required 2010 comparative information, have been prepared in accordance with IFRS. Encana adopted IFRS for 2011 financial reporting due to Canadian GAAP transitioning to IFRS. For additional information see the Accounting Policies and Estimates section of this MD&A.

In December 2011, Encana announced that it will adopt U.S. generally accepted accounting principles (“U.S. GAAP”) for 2012 financial reporting. As a result, the Company will report its first quarter 2012 results in accordance with U.S. GAAP. The Company believes U.S. GAAP financial results provide information that is more directly comparable with U.S. peer companies. For additional information see the U.S. Generally Accepted Accounting Principles section of this MD&A.

Encana Corporation	2	Management’s Discussion and Analysis (prepared in US$)

Results Overview

Highlights

In the year ended December 31, 2011, Encana reported:

•	Cash Flow of $4,175 million, Operating Earnings of $398 million and Net Earnings of $128 million.

•	Total average natural gas production volumes of 3,333 MMcf/d, which increased from 3,184 MMcf/d in 2010.

•	Total average oil and NGL production volumes of 24.0 thousand barrels (“Mbbls”) per day (“Mbbls/d”), which increased from 22.8 Mbbls/d in 2010.

•	Realized financial natural gas and other commodity hedging gains of $638 million after tax.

•	Average natural gas prices, including financial hedges, of $4.96 per Mcf. Average liquids prices of $85.36 per barrel (“bbl”).

•	Dividends paid of $0.80 per share.

Significant developments for the Company during the year ended December 31, 2011 included the following:

•

Completed planned divestitures for total proceeds of $891 million of Encana’s interest in the Cabin natural gas processing plant in British Columbia, the Fort Lupton natural gas processing plant in Colorado and the South Piceance natural gas gathering assets in Colorado.

•	Closed the majority of the sale of its North Texas natural gas producing assets for proceeds of $836 million. On February 7, 2012, Encana received additional proceeds of $91 million.

•	Agreed to sell two natural gas processing plants in the Cutbank Ridge area for approximately C$920 million. The sale closed on February 9, 2012 and the proceeds were received.

•

Entered into negotiations with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Mitsubishi will invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction is expected to close by the end of February 2012.

•	Acquired land and property totaling $515 million, which primarily included acreage with oil and liquids-rich production potential.

•	Entered into deep cut processing arrangements, which will allow the Company to extract additional NGL volumes from its natural gas streams in the Alberta Deep Basin starting in 2012.

•	Acquired a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

•

Entered into an agreement to be the sole LNG fueling supplier to a fleet of 200 LNG heavy-duty trucks in Louisiana through its mobile and permanent LNG fueling stations and opened four compressed natural gas fueling stations.

•

Completed a public offering of senior unsecured notes in the U.S. in two series totaling $1.0 billion. Encana also renewed committed revolving bank credit facilities in Canada and the U.S. totaling $4.9 billion, which mature in October 2015.

Encana Corporation	3	Management’s Discussion and Analysis (prepared in US$)

Financial Results

	2011					2010
($ millions, except per share amounts)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1

Cash Flow (1)	$ 4,175	$ 976	$ 1,157	$ 1,087	$ 955	$ 4,437	$ 917	$ 1,131	$ 1,217	$ 1,172
per share – diluted	5.66	1.32	1.57	1.47	1.29	5.98	1.25	1.53	1.65	1.56

Operating Earnings (1)	398	46	171	166	15	598	50	85	66	397
per share – diluted	0.54	0.06	0.23	0.22	0.02	0.81	0.07	0.12	0.09	0.53

Net Earnings	128	(246)	120	176	78	1,170	(469)	606	(457)	1,490
per share – basic	0.17	(0.33)	0.16	0.24	0.11	1.58	(0.64)	0.82	(0.62)	1.99
per share – diluted	0.17	(0.33)	0.16	0.21	0.11	1.55	(0.64)	0.80	(0.62)	1.96

Revenues, Net of Royalties	8,467	2,461	2,353	1,986	1,667	8,870	1,431	2,425	1,469	3,545
Capital Investment	4,578	989	1,183	1,120	1,286	4,764	1,426	1,218	1,096	1,024
Net Acquisitions & (Divestitures)	(1,565)	(1,538)	(4)	108	(131)	(150)	83	(31)	(84)	(118)
Total Assets	33,918					33,583
Total Debt	8,083					7,629
Cash & Cash Equivalents	732					629

(1)  A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Q4 2011 versus Q4 2010

Cash Flow of $976 million increased $59 million primarily due to higher production volumes, higher liquids prices and higher realized financial hedging gains, partially offset by lower natural gas prices. In the three months ended December 31, 2011:

•      Average natural gas production volumes increased 229 MMcf/d to 3,459 MMcf/d from 3,230 MMcf/d in 2010. Average oil and NGL production volumes increased 3.4 Mbbls/d to 23.9 Mbbls/d in 2011 from 20.5 Mbbls/d in 2010.

•      Average natural gas prices, excluding financial hedges, were $3.73 per Mcf compared to $3.93 per Mcf in 2010. Average liquids prices, excluding financial hedges, were $85.44 per bbl in 2011 compared to $71.05 per bbl in 2010.

•      Realized financial hedging gains were $223 million after tax compared to gains of $209 million after tax in 2010.

Operating Earnings of $46 million decreased $4 million primarily due to lower natural gas prices and higher depreciation, depletion and amortization (“DD&A”), partially offset by higher production volumes, higher liquids prices and higher realized financial hedging gains.

Net Earnings, a loss of $246 million, increased $223 million primarily due to the after-tax impact of combined realized and unrealized financial hedging gains of $620 million (2010 - $60 million gain reversal) and a gain on divestitures of $88 million (2010 - $12 million loss), partially offset by higher natural gas asset impairments of $854 million (2010 - $371 million). The Company’s asset impairments primarily resulted from the decline in forecast natural gas prices. Asset impairments are recognized when the carrying amount of an area exceeds the recoverable amount, as prescribed by IFRS. Net earnings were also impacted by the items discussed in operating earnings.

Encana Corporation	4	Management’s Discussion and Analysis (prepared in US$)

2011 versus 2010

Cash Flow of $4,175 million decreased $262 million primarily due to lower natural gas prices, lower realized financial hedging gains and higher transportation expense. These were partially offset by higher production volumes and higher liquids prices. In 2011:

•      Average natural gas production volumes increased 149 MMcf/d to 3,333 MMcf/d from 3,184 MMcf/d in 2010. Average oil and NGL production volumes increased 1.2 Mbbls/d to 24.0 Mbbls/d in 2011 from 22.8 Mbbls/d in 2010.

•      Average natural gas prices, excluding financial hedges, were $4.17 per Mcf compared to $4.47 per Mcf in 2010. Average liquids prices, excluding financial hedges, were $85.36 per bbl in 2011 compared to $66.72 per bbl in 2010.

•      Realized financial hedging gains were $638 million after tax compared to gains of $808 million after tax in 2010.

Operating Earnings of $398 million decreased $200 million primarily due to lower natural gas prices, lower realized financial hedging gains, higher transportation expense and higher DD&A. These were partially offset by higher production volumes, higher liquids prices and lower deferred tax expense.

Net Earnings of $128 million decreased $1,042 million primarily due to the after-tax impact of higher natural gas asset impairments of $854 million (2010 - $371 million), a non-operating foreign exchange loss of $136 million (2010 - $234 million gain) and lower combined realized and unrealized financial hedging gains of $1,238 million (2010 - $1,442 million), partially offset by a higher gain on divestitures of $198 million (2010 - $101 million). The asset impairments primarily resulted from the decline in forecast natural gas prices. Net earnings also decreased due to the items discussed in operating earnings.

Encana’s quarterly net earnings are impacted by fluctuations in commodity prices and foreign exchange rates, which can be found below. In addition, combined realized and unrealized hedging gains after tax contributed to the quarterly volatility in 2011 net earnings as follows: Q1 - $50 million; Q2 - $149 million; Q3 - $419 million; and Q4 - $620 million. In 2010, the after-tax gains were as follows: Q1 - $1,037 million; Q2 - $77 million gain reversal; Q3 - $542 million; and Q4 - $60 million gain reversal.

2009 Results

Encana’s 2009 financial results were prepared in accordance with previous GAAP. As Encana’s IFRS transition date was January 1, 2010, comparative information for 2009 has not been restated.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies – Encana and Cenovus Energy Inc. (“Cenovus”). The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus operations. The former Canadian upstream operations transferred to Cenovus were reported as continuing operations under previous GAAP full cost accounting rules. The former U.S. downstream refining assets transferred to Cenovus were reported as discontinued operations.

Encana’s December 31, 2009 previous GAAP consolidated financial results, including Cenovus operations, were as follows: total assets of $33,827 million; total debt of $7,768 million; annual revenues, net of royalties of $11,114 million; annual net earnings from continuing operations of $1,830 million, with basic and diluted earnings per share of $2.44; annual consolidated net earnings of $1,862 million, with basic and diluted earnings per share of $2.48.

Encana’s 2009 previous GAAP Net Earnings included 11 months of Cenovus operating results and were impacted by:

•      Combined realized and unrealized hedging gains of $1,143 million after tax.

Encana Corporation	5	Management’s Discussion and Analysis (prepared in US$)

•      Average natural gas production volumes of 3,602 MMcf/d and average oil and NGL production volumes of 127.1 Mbbls/d, which included 762 MMcf/d of natural gas and 99.9 Mbbls/d of oil and NGLs from Cenovus operations.

•      Average natural gas price, excluding financial hedges, of $3.69 per Mcf and average liquids price, excluding financial hedges, of $49.65 per bbl.

Quarterly Prices and Foreign Exchange Rates

	2011					2010
(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1

Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$ 4.96	$ 4.79	$ 5.01	$ 5.09	$ 5.00	$ 5.48	$ 5.03	$ 5.27	$ 5.50	$ 6.14
Excluding hedging	4.17	3.73	4.32	4.42	4.26	4.47	3.93	4.19	4.23	5.56
Liquids ($/bbl)
Including hedging	85.36	85.44	82.43	92.66	80.70	66.12	68.91	61.79	67.05	67.07
Excluding hedging	85.36	85.44	82.43	92.66	80.70	66.72	71.05	62.15	66.73	67.48
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.04	3.55	4.20	4.31	4.11	4.39	3.80	4.39	4.09	5.30
AECO (C$/Mcf)	3.67	3.47	3.72	3.74	3.77	4.13	3.58	3.72	3.86	5.36
Rockies (Opal) ($/MMBtu)	3.80	3.47	3.90	3.98	3.84	3.94	3.44	3.53	3.66	5.14
HSC ($/MMBtu)	4.02	3.49	4.23	4.29	4.06	4.38	3.78	4.33	4.04	5.36
Basis Differential ($/MMBtu)
AECO/NYMEX	0.31	0.17	0.34	0.42	0.29	0.40	0.28	0.83	0.32	0.19
Rockies/NYMEX	0.24	0.08	0.30	0.33	0.27	0.45	0.36	0.86	0.43	0.16
HSC/NYMEX	0.02	0.06	(0.03)	0.02	0.05	0.01	0.02	0.06	0.05	(0.06)
Oil Price Benchmark
West Texas Intermediate (WTI)($/bbl)	95.11	94.02	89.54	102.34	94.25	79.55	85.18	76.28	77.99	78.88
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	1.012	0.978	1.020	1.033	1.015	0.971	0.987	0.962	0.973	0.961

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2011, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2010. Hedging activities contributed an additional $0.79 per Mcf to the average realized gas price in 2011.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

As of December 31, 2011, Encana has hedged approximately 1,955 MMcf/d of expected 2012 natural gas production using NYMEX fixed price contracts at an average price of $5.80 per Mcf. In addition, Encana has hedged approximately 505 MMcf/d of expected 2013 natural gas production at an average price of $5.24 per Mcf. The Company’s hedging program helps sustain cash flow during periods of lower prices. For additional information see the Risk Management – Financial Risks section of this MD&A.

Encana Corporation	6	Management’s Discussion and Analysis (prepared in US$)

Reserves Quantities

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of the Company’s natural gas, oil and NGL reserves annually. The Company has a Reserves Committee of independent Board of Directors members, which reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

Encana’s disclosure of reserves data is in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Encana’s 2011 disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana’s Annual Information Form (“AIF”). The Company’s select supplemental 2011 reserves disclosure in accordance with U.S. disclosure requirements is available in Encana’s AIF.

Proved Reserves Reconciliation

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2010	6,755	9,299	16,054	61.9	47.4	109.3	16,710
Extensions	808	886	1,694	48.9	1.8	50.7	1,999
Discoveries	10	1	11	0.8	1.9	2.7	27
Technical revisions	389	573	962	6.5	2.4	8.9	1,015
Economic factors	(234)	(182)	(416)	0.2	(0.1)	0.1	(416)
Acquisitions	82	28	110	0.3	-	0.3	112
Dispositions	(187)	(1,316)	(1,503)	(6.1)	(1.8)	(7.9)	(1,550)
Production	(556)	(857)	(1,413)	(6.0)	(4.3)	(10.3)	(1,475)
December 31, 2011	7,067	8,432	15,499	106.5	47.3	153.8	16,422

Encana’s 2011 natural gas proved reserves before royalties of approximately 15.5 trillion cubic feet (“Tcf”) decreased by 3.5 percent from 2010 largely due to dispositions and economic factors. Additions of approximately 2.3 Tcf, before acquisitions and divestitures, replaced 159 percent of production before royalties during the year.

Encana’s 2011 oil and NGL proved reserves before royalties of approximately 153.8 million barrels (“MMbbls”) increased by 41 percent over 2010 due to ongoing development and delineation activities. Additions of approximately 62.4 MMbbls, before acquisitions and divestitures, replaced 606 percent of production before royalties during the year.

Proved Reserves Reconciliation

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2010	6,298	7,477	13,775	54.8	38.5	93.3	14,335
Extensions and discoveries	849	1,303	2,152	17.7	5.6	23.3	2,292
Revisions (1)	84	(278)	(194)	31.8	(0.8)	31.0	(8)
Acquisitions	74	24	98	0.2	0.1	0.3	100
Dispositions	(167)	(1,007)	(1,174)	(4.8)	(1.3)	(6.1)	(1,211)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)	(1,269)
December 31, 2011	6,607	6,834	13,441	94.4	38.6	133.0	14,239

(1)   Includes economic factors.

Encana Corporation	7	Management’s Discussion and Analysis (prepared in US$)

Encana’s 2011 natural gas proved reserves after royalties of approximately 13.4 Tcf decreased by 2.4 percent from 2010 due to dispositions and economic factors. Additions of approximately 2.0 Tcf, before acquisitions and divestitures, replaced 161 percent of production after royalties during the year.

Encana’s 2011 oil and NGL proved reserves after royalties of approximately 133.0 MMbbls increased by 43 percent over 2010 due to ongoing development and delineation activities. Additions of approximately 54.3 MMbbls, before acquisitions and divestitures, replaced 617 percent of production after royalties during the year.

Forecast Prices

	Natural Gas		Oil and NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)

2010 Price Assumptions
2011	4.73	4.35	79.53	81.93
2012 - 2015	5.33 – 6.01	4.94 – 5.78	82.65 – 86.68	85.88 – 91.61
Thereafter	6.18 – 6.63	5.97 – 6.48	83.72	88.37

2011 Price Assumptions
2012	3.80	3.49	97.00	97.96
2013 - 2021	4.50 – 7.17	4.13 – 6.58	100.00 – 107.56	101.02 – 108.73
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

 (1)    Light Sweet at Edmonton.

Production and Net Capital Investment

Production Volumes (After Royalties)

	2011					2010
(average daily)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,454	1,515	1,460	1,445	1,395	1,323	1,395	1,390	1,327	1,177
USA Division	1,879	1,944	1,905	1,864	1,801	1,861	1,835	1,791	1,875	1,946
	3,333	3,459	3,365	3,309	3,196	3,184	3,230	3,181	3,202	3,123

Oil and NGLs (Mbbls/d)
Canadian Division	14.5	13.9	15.1	14.8	14.3	13.2	11.3	14.3	13.5	13.6
USA Division	9.5	10.0	9.3	9.5	9.0	9.6	9.2	9.1	10.1	10.1
	24.0	23.9	24.4	24.3	23.3	22.8	20.5	23.4	23.6	23.7

In 2011, average natural gas production volumes of 3,333 MMcf/d increased 149 MMcf/d from 2010 and average oil and NGL production volumes of 24.0 Mbbls/d increased 1.2 Mbbls/d from 2010. In the Canadian Division, higher volumes were primarily due to a successful drilling program in the key resource plays. In the USA Division, natural gas volumes were higher primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

Encana Corporation	8	Management’s Discussion and Analysis (prepared in US$)

Net Capital Investment

($ millions)	2011	2010

Canadian Division	$2,022	$2,206
USA Division	2,423	2,495
Market Optimization	2	2
Corporate & Other	131	61
Capital Investment	4,578	4,764
Acquisitions	515	733
Divestitures	(2,080)	(883)
Net Acquisitions and Divestitures	(1,565)	(150)
Net Capital Investment	$3,013	$4,614

Capital investment during 2011 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $4,578 million was lower compared to 2010 primarily due to lower spending in Greater Sierra, Haynesville, Texas, Jonah and CBM, partially offset by increased spending in Piceance.

In 2011, the Company had acquisitions of $410 million in the Canadian Division and $105 million in the USA Division which included land and property purchases that are complementary to existing Company assets. Land acquisitions were focused on acreage with oil and liquids-rich production potential.

Divestitures in 2011 were $350 million in the Canadian Division and $1,730 million in the USA Division. The Canadian Division divestitures include the sale of the Company’s interest in the Cabin natural gas processing plant for proceeds of $48 million. The USA Division divestitures include the sales of the Fort Lupton natural gas processing plant for proceeds of $296 million, the South Piceance natural gas gathering assets for proceeds of $547 million and the North Texas natural gas producing assets for proceeds of approximately $836 million. Divestitures in 2010 included the sale of non-core assets. Divestiture amounts are net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

With respect to the North Texas assets divestiture, the majority of the sale closed in December. The remaining assets of $116 million and associated liabilities of $1 million were presented in the Consolidated Financial Statements as assets and liabilities held for sale at December 31, 2011. On February 7, 2012, Encana received additional proceeds of $91 million. The remainder of the sale, for proceeds of approximately $24 million, is subject to completion of additional closing conditions and is expected to close in the first quarter of 2012.

In December 2011, Encana announced that it had agreed to sell two natural gas processing plants in the Cutbank Ridge area of British Columbia and Alberta for approximately C$920 million. The assets of $352 million and associated liabilities of $16 million were presented in the Consolidated Financial Statements as assets and liabilities held for sale at December 31, 2011. The sale closed on February 9, 2012 and the proceeds were received. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

During 2011, Encana entered into negotiations with Mitsubishi to jointly develop certain undeveloped lands owned by Encana. On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the partnership. Mitsubishi will pay approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period. The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings. As at December 31, 2011, assets of $325 million related to this transaction were presented in the Consolidated Financial Statements as assets held for sale. The transaction is expected to close by the end of February 2012.

Encana Corporation	9	Management’s Discussion and Analysis (prepared in US$)

In June 2011, Encana ended negotiations with PetroChina International Investment Company, a subsidiary of PetroChina Company Limited (“PetroChina”), for a proposed joint venture concerning a 50 percent interest in Encana’s Cutbank Ridge business assets after the parties were unable to achieve substantial alignment with respect to key elements of the proposed transaction. Negotiations with PetroChina commenced in 2010.

Encana is presently involved in a number of joint venture transactions with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

Divisional Results

Canadian Division

Operating Cash Flow

	Operating Cash Flow ($ millions)		Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2011	2010	2011	2010	2011	2010
Revenues, Net of Royalties, excluding Hedging	$ 2,507	$ 2,350	$ 3.79	$ 4.10	$ 85.41	$ 64.79
Realized Financial Hedging Gain	365	479	0.69	0.99	-	(1.04)
Expenses
Production and mineral taxes	15	8	0.02	0.01	0.90	0.44
Transportation	250	197	0.46	0.40	0.93	0.82
Operating	613	559	1.11	1.09	1.75	3.24
Operating Cash Flow/Netback	$ 1,994	$ 2,065	$ 2.89	$ 3.59	$ 81.83	$ 59.25

	Produced Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2011	2010	2011	2010
Production Volumes – After Royalties	1,454	1,323	14.5	13.2

2011 versus 2010

Operating Cash Flow of $1,994 million decreased $71 million primarily due to lower realized natural gas prices, lower financial hedging gains, higher transportation expenses and higher operating expenses, partially offset by higher production volumes and higher realized liquids prices. In 2011:

•      Average natural gas production volumes of 1,454 MMcf/d increased 131 MMcf/d and average oil and NGL production volumes of 14.5 Mbbls/d increased 1.3 Mbbls/d. This increased revenues $212 million as a result of a successful drilling program across all key resource plays.

•      Lower natural gas prices decreased revenues by $165 million, while higher liquids prices increased revenues by $111 million.

•      Realized financial hedging gains were $365 million compared to $479 million in 2010 on a before tax basis.

•      Transportation expenses increased $53 million due to higher production volumes.

•      Operating expenses increased $54 million due to scheduled plant turnaround costs, higher property tax and a higher U.S./Canadian dollar exchange rate, partially offset by lower electricity costs.

Encana Corporation	10	Management’s Discussion and Analysis (prepared in US$)

2011 Investment Highlights

During 2011, the Canadian Division had capital investment of $2,022 million, land and property acquisitions of $410 million and divestitures of $350 million. Capital investment focused on the development of key resource plays, while land acquisitions focused on capturing acreage with liquids-rich potential. During 2011, the Canadian Division also entered into an agreement to sell two natural gas processing plants in the Cutbank Ridge area, which closed on February 9, 2012 for proceeds of approximately C$920 million. Also during 2011, Encana commenced negotiations with Mitsubishi which led to the February 17, 2012 announcement that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge undeveloped lands in British Columbia. Under the agreement, Mitsubishi will invest approximately C$2.9 billion for a 40 percent interest in the partnership. The transaction is expected to close by the end of February 2012.

The Canadian Division signed additional deep cut processing arrangements, which will allow the Company to extract additional liquids volumes from its natural gas streams. In 2012, the Company will have access to deep cut processing at the Musreau and Gordondale plants in the Alberta Deep Basin.

Results by Key Area

	Natural Gas Production (MMcf/d)		Oil and NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)
	2011	2010	2011	2010	2011	2010	2011	2010

Greater Sierra	260	230	0.8	1.0	$ 325	$ 515	34	47
Cutbank Ridge	529	449	3.2	2.0	527	506	55	62
Bighorn	230	220	3.5	3.2	397	345	40	51
CBM	433	395	7.0	6.0	354	428	596	1,044
Key Resource Plays(1)	1,452	1,294	14.5	12.2	1,603	1,794	725	1,204
Other	2	29	-	1.0	419	412	2	2
Total Canadian Division	1,454	1,323	14.5	13.2	$ 2,022	$ 2,206	727	1,206

(1)  Key resource play areas were realigned in 2011, with comparative information restated.

Other Divisional Expenses

($ millions)	2011	2010

Exploration and evaluation	$ 9	$ 4
Depreciation, depletion and amortization	1,411	1,286
Impairments	199	496
(Gain) loss on divestitures	(8)	(86)

DD&A for 2011 increased $125 million over 2010 primarily due to higher production volumes.

Impairments of $199 million for 2011 and $496 million for 2010 were related to the Company’s Canadian offshore natural gas assets. The impairments resulted primarily from the decline in forecast natural gas prices. The impairments were determined using after-tax discounted future net cash flows of proved and probable reserves based on forecast prices and costs. The cash flows were discounted using 10 percent. The forecast prices were based on benchmark prices disclosed in the Reserves Quantities section of this MD&A. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

Net gains on divestitures resulted from non-core asset sales.

Encana Corporation	11	Management’s Discussion and Analysis (prepared in US$)

USA Division

Operating Cash Flow

	Operating Cash Flow ($ millions)		Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)
	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties, excluding Hedging	$ 3,424	$ 3,577	$ 4.47	$ 4.73	$ 85.28	$ 69.35
Realized Financial Hedging Gain	598	698	0.87	1.03	-	-
Expenses
Production and mineral taxes	183	209	0.23	0.27	7.54	6.69
Transportation	728	662	1.06	0.97	0.08	-
Operating	444	467	0.62	0.58	0.70	-
Operating Cash Flow/Netback	$ 2,667	$ 2,937	$ 3.43	$ 3.94	$ 76.96	$ 62.66

	Produced Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
	2011	2010	2011	2010
Production Volumes – After Royalties	1,879	1,861	9.5	9.6

2011 versus 2010

Operating Cash Flow of $2,667 million decreased $270 million primarily due to lower realized natural gas prices, lower financial hedging gains and higher transportation expenses, partially offset by higher realized liquids prices and higher natural gas production volumes. In 2011:

•      Average natural gas production volumes of 1,879 MMcf/d increased 18 MMcf/d, which increased revenues by $31 million. The increase in volumes was primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

•      Lower natural gas prices decreased revenues by $179 million, while higher liquids prices increased revenues by $56 million.

•      Realized financial hedging gains were $598 million compared to $698 million in 2010 on a before tax basis.

•      Transportation expenses increased $66 million due to transporting volumes further to obtain higher price realizations.

2011 Investment Highlights

During 2011, the USA Division had capital investment of $2,423 million, land and property acquisitions of $105 million and divestitures of $1,730 million. Capital investment focused on the development of the Haynesville and Piceance key resource plays, while land acquisitions focused on capturing acreage with liquids-rich potential. The USA Division divestitures included the sales of the Fort Lupton natural gas processing plant, the South Piceance natural gas gathering assets and the majority of the North Texas natural gas producing assets.

Encana Corporation	12	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Natural Gas Production (MMcf/d)		Oil and NGLs Production (Mbbls/d)		Capital ($ millions)		Drilling Activity (net wells drilled)
	2011	2010	2011	2010	2011	2010	2011	2010

Jonah	471	531	4.3	4.6	$ 275	$ 374	71	112
Piceance	435	446	1.9	2.0	441	224	141	125
Texas	376	487	0.3	0.2	310	418	41	52
Haynesville	508	287	-	-	1,018	1,141	87	100
Key Resource Plays(1)	1,790	1,751	6.5	6.8	2,044	2,157	340	389
Other	89	110	3.0	2.8	379	338	62	59
Total USA Division	1,879	1,861	9.5	9.6	$ 2,423	$ 2,495	402	448

(1)   Key resource play areas were realigned in 2011, with comparative information restated.

Other Divisional Expenses

($ millions)	2011	2010

Exploration and evaluation	$ 133	$ 51
Depreciation, depletion and amortization	1,922	1,954
Impairments	1,105	-
(Gain) loss on divestitures	(323)	(53)

Exploration and evaluation expense for 2011 includes $122 million of unrecoverable costs primarily related to the West Texas exploration and evaluation assets.

DD&A for 2011 decreased $32 million from 2010 primarily due to divestitures of non-core assets, partially offset by higher production.

Impairments of $1,105 million for 2011 (2010 - nil) were primarily related to the Company’s East Texas natural gas producing assets. The impairment resulted from the decline in forecast natural gas prices and a change in future development plans. The impairment was determined using after-tax discounted future net cash flows of proved and probable reserves based on forecast prices and costs. The cash flows were discounted using 10 percent. The forecast prices were based on benchmark prices disclosed in the Reserves Quantities section of this MD&A. The benchmark prices were adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

The net gain on divestitures in 2011 of $323 million primarily includes the gains and losses on the Company’s divestitures of the Fort Lupton natural gas processing plant, the South Piceance natural gas gathering assets and the North Texas natural gas producing assets.

Encana Corporation	13	Management’s Discussion and Analysis (prepared in US$)

Market Optimization

($ millions)	2011	2010

Revenues	$ 703	$ 797
Expenses
Operating	40	34
Purchased product	635	739
Depreciation, depletion and amortization	12	11
	$ 16	$ 13

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Revenues and purchased product expenses decreased in 2011 compared to 2010 mainly due to lower commodity prices and lower volumes required for optimization.

Corporate and Other

($ millions)	2011	2010

Revenues	$ 870	$ 969
Expenses
Operating	(23)	-
Exploration and evaluation	-	10
Depreciation, depletion and amortization	78	67
(Gain) loss on divestitures	5	(2)
	$ 810	$ 894

Revenues primarily represent unrealized hedging gains or losses related to natural gas financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Operating expenses primarily reflect unrealized financial hedging gains or losses related to the Company’s power contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

Encana Corporation	14	Management’s Discussion and Analysis (prepared in US$)

Other Operating Results

Expenses

($ millions)	2011	2010

Accretion of asset retirement obligation	$ 51	$ 48
Administrative	348	361
Interest	468	501
Foreign exchange (gain) loss, net	170	(250)
	$ 1,037	$ 660

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada, settlement of intercompany transactions and revaluations of monetary assets and liabilities.

Income Tax

($ millions)	2011	2010

Current Income Tax (Recovery)	$ (174)	$ (213)
Deferred Income Tax	48	640
Income Tax Expense (Recovery)	$ (126)	$ 427

In 2011, current income tax was a recovery of $174 million compared to a recovery of $213 million in 2010. The current income tax recovery for 2011 and 2010 is primarily due to the carry back of tax losses to prior years. The lower recovery in 2011 primarily results from current year divestitures, partially offset by lower Cash Flow resulting from lower natural gas prices and lower realized hedging gains.

Total income tax expense in 2011 decreased $553 million from 2010 due to lower net earnings before tax primarily resulting from the asset impairments, lower natural gas prices, lower combined realized and unrealized hedging gains and a foreign exchange loss.

Encana’s effective tax rate in any period is a function of total income tax to the amount of net earnings before income tax for the period. The effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carrybacks and adjustments to estimates. Permanent differences primarily include the non-taxable portion of capital gains or losses, international financing and the effect of changes in legislation.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Encana Corporation	15	Management’s Discussion and Analysis (prepared in US$)

Liquidity and Capital Resources

($ millions)	2011	2010

Net Cash From (Used In)
Operating activities	$4,043	$2,363
Investing activities	(3,725)	(4,727)
Financing activities	(214)	(1,284)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(1)	2
Increase (Decrease) in Cash and Cash Equivalents	$103	$(3,646)
Cash and Cash Equivalents, End of Year	$732	$629

Operating Activities

Net cash from operating activities in 2011 of $4,043 million increased $1,680 million compared to 2010. The increase is a result of the Cash Flow variances discussed in the Financial Results section of this MD&A, as well as the changes in non-cash working capital. In 2011, the net change in non-cash working capital was a deficit of $38 million compared to a deficit of $1,990 million in 2010. The 2010 net change in non-cash working capital reflected a one time tax payment of $1,775 million related to the wind-up of the Company’s Canadian oil and gas partnership.

The Company had a working capital surplus of $2,107 million at December 31, 2011 compared to a surplus of $20 million at December 31, 2010. The increase in working capital is primarily the result of higher net risk management assets of $1,141 million and the net assets held for sale of $776 million discussed in the Net Capital Investment section of this MD&A.

At December 31, 2011, working capital also included cash and cash equivalents of $732 million and current debt of $492 million compared to $629 million and $500 million, respectively, at December 31, 2010. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used for investing activities in 2011 of $3,725 million decreased $1,002 million compared to 2010. The decrease in investing activities primarily results from lower capital expenditures and higher divestiture proceeds, which are discussed further in the Net Capital Investment section of this MD&A.

Financing Activities

Current and Long-Term Debt

Encana’s debt totaled $8,083 million at December 31, 2011 and $7,629 million at December 31, 2010.

Encana’s current debt at December 31, 2011 was $492 million compared to $500 million at December 31, 2010. Current debt included current portion of long-term debt. There were no outstanding balances under the Company’s commercial paper or revolving credit facilities at December 31, 2011.

Long-term debt of $7,591 million at December 31, 2011 increased from $7,129 million at December 31, 2010. On November 14, 2011, Encana completed a public offering in the U.S. of senior unsecured notes in two series totaling $1.0 billion. The first series of $600 million have a coupon rate of 3.90 percent and mature November 15, 2021, and the second series of $400 million have a coupon rate of 5.15 percent and mature November 15, 2041.

Encana Corporation	16	Management’s Discussion and Analysis (prepared in US$)

The proceeds of the offering were used to repay a portion of Encana’s commercial paper indebtedness, a portion of which was incurred to repay Encana’s $500 million 6.30 percent notes that matured November 1, 2011.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at December 31, 2011, Encana had available unused committed revolving bank credit facilities of $4.9 billion.

•                  On October 12, 2011, Encana renewed its revolving bank credit facility for C$4.0 billion ($3.9 billion) that remains committed through October 2015, of which C$4.0 billion ($3.9 billion) remains unused.

•                  On October 20, 2011, one of Encana’s U.S. subsidiaries renewed its revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remains unused.

As at December 31, 2011, Encana had available unused capacity under shelf prospectuses for up to $5.0 billion.

•                  On May 18, 2011, Encana renewed a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At December 31, 2011, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013.

•                  Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. On November 14, 2011, Encana utilized the shelf prospectus to issue senior unsecured notes totaling $1.0 billion in the U.S. At December 31, 2011, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements.

Normal Course Issuer Bid

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid (“NCIB”). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the most recent NCIB which commenced on December 14, 2010 and expired on December 13, 2011. The Company has not renewed its NCIB and did not purchase any common shares during 2011. During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in 2011 were $588 million, or $0.80 per share (2010 - $590 million or $0.80 per share). The Company’s quarterly dividend payment in 2011 and 2010 was $0.20 per share. For the first three quarters of 2009, Encana paid a quarterly dividend of $0.40 per share. Following the Split Transaction in the fourth quarter of 2009, Encana paid a quarterly dividend of $0.20 per share.

On February 16, 2012, the Board of Directors declared a dividend of $0.20 per common share payable on March 30, 2012.

Outstanding Share Data

As at December 31, 2011, Encana had 736.3 million common shares outstanding (2010 - 736.3 million). As at February 21, 2012, Encana had 736.3 million common shares outstanding.

Eligible employees have been granted stock options to purchase common shares in accordance with Encana’s Employee Stock Option Plan. As at December 31, 2011, there were approximately 37.7 million outstanding stock options with associated Tandem Stock Appreciation Rights (“TSARs”) attached (21.2 million exercisable).

Encana Corporation	17	Management’s Discussion and Analysis (prepared in US$)

A TSAR gives the holder the conditional right to receive an Encana common share or a cash payment equal to the excess of the market price of Encana’s common share at the time of exercise over the exercise price of the TSAR. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

In 2011, Restricted Share Units (“RSUs”) were granted to eligible employees to receive Encana common shares, or the cash equivalent, as determined by Encana, and in accordance with the RSU Plan for Employees of Encana and RSU Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2011, there were approximately 3.3 million outstanding RSUs which vest three years from the date granted. The receipt of a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. The Company intends to settle vested RSUs in cash on the vesting date.

Financial Metrics

In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The Company’s capital structure consists of shareholders’ equity plus debt, defined as current and long-term debt. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. The key metrics the Company currently monitors are below.

	December 31, 2011	December 31, 2010

Debt to Debt Adjusted Cash Flow (1)	1.8x	1.6x
Debt to Adjusted EBITDA (1)	1.9x	1.6x
Debt to Capitalization (1)	33%	31%

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana Corporation	18	Management’s Discussion and Analysis (prepared in US$)

Contractual Obligations and Contingencies

Contractual Obligations

The following table outlines the contractual obligations and commitments of the Company.

	Expected Future Payments
($ millions, undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total

Long-Term Debt (1)	$492	$500	$1,000	$-	$-	$6,137	$8,129
Asset Retirement Obligation	45	47	46	39	34	4,142	4,353
Other Long-Term Obligations	38	90	91	92	93	2,112	2,516
Finance Leases	45	89	89	89	89	310	711
Obligations (2)	620	726	1,226	220	216	12,701	15,709

Transportation and Processing	747	795	856	860	767	5,053	9,078
Purchases of Goods and Services	531	198	128	87	46	72	1,062
Operating Leases	52	47	44	39	33	94	309
Capital Commitments	166	7	7	8	7	80	275
Commitments	1,496	1,047	1,035	994	853	5,299	10,724
Total Contractual Obligations	$2,116	$1,773	$2,261	$1,214	$1,069	$18,000	$26,433
Sublease Recoveries	$(25)	$(45)	$(45)	$(46)	$(46)	$(1,045)	$(1,252)

(1)          Principal component only.  See Note 17 to the Consolidated Financial Statements.

(2)          The Company has recorded $11,088 million in liabilities related to these obligations.

Other Long-Term Obligations relates to the 25 year lease agreement with a third party developer for The Bow office project, which has been recorded as an asset under construction with a corresponding liability of $1,309 million. During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third party developer. Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability. At the conclusion of the 25 year term, the remaining asset and corresponding liability will be derecognized. In conjunction with the Split Transaction, Encana has subleased part of The Bow office space to Cenovus. Sublease recoveries include the sublease costs expected to be recovered from Cenovus.

Finance Leases includes the commitment related to the Deep Panuke Production Field Centre, which has been recorded as an asset under construction with a corresponding liability of $607 million. Upon commencement of operations in 2012, Encana will recognize the production facility as a finance lease. Encana’s undiscounted contractual payments are limited to $711 million ($497 million discounted).

In addition to the Total Contractual Obligations disclosed above, Encana has made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Notes 22 and 21, respectively, to the Annual Consolidated Financial Statements. The Company expects to fund its 2012 commitments from Cash Flow.

Contingencies

Legal Proceedings

Encana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Encana Corporation	19	Management’s Discussion and Analysis (prepared in US$)

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

Encana continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana’s business.

Financial risks include, but are not limited to:

•                  market pricing of natural gas and liquids;

•                  credit and liquidity;

•                  foreign exchange rates; and

•                  interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate the natural gas commodity price risk, the Company may enter into transactions that fix or set a floor on prices. To help protect against regional natural gas price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at December 31, 2011, is disclosed in Note 22 to the Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, debt capital markets and committed revolving bank credit facilities.

Encana Corporation	20	Management’s Discussion and Analysis (prepared in US$)

Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company also minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

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

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•                  reserves and resources replacement;

•                  capital activities; and

•                  operating activities.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources.

To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impact project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana’s capital program with the results and identified learnings shared across the Company.

A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Encana Corporation	21	Management’s Discussion and Analysis (prepared in US$)

Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of the environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

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

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets, and in many cases exceeds, the requirements set out by the regulators. The U.S. and Canadian federal and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and, with the exception of increased chemical disclosure requirements in many of the jurisdictions in which the Company operates, have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. The U.S. Environmental Protection Agency (the “EPA”) has commenced a study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. The EPA has also released a draft report outlining the results of its groundwater study at Encana’s Pavillion natural gas field in Wyoming. Although the EPA’s draft report has not been subject to a qualified, third-party, scientific verification, any implication of a potential connection between hydraulic fracturing and groundwater quality could impact the Company’s existing and planned projects as well as impose a cost of compliance.

Encana is committed to and supports the disclosure of hydraulic fracturing chemical information. Encana participates in the FracFocus Chemical Disclosure Registry in the U.S. and will participate in the newly announced Canadian version of the Registry. Encana works collaboratively with industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company’s website at www.encana.com.

Encana Corporation	22	Management’s Discussion and Analysis (prepared in US$)

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

The Alberta Government has set targets for GHG emission reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, Encana has one facility covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to Encana at this time and is being actively managed.

In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions, was C$20 per tonne in 2011 and rises to C$30 per tonne by 2012. The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The American Clean Energy and Security Act (“ACESA”) was passed by the U.S. House of Representatives in June 2009 but failed to gain sufficient support in the U.S. Senate in 2010. The ACESA proposed climate change legislation which would have established a GHG cap-and-trade system and provided incentives for the development of renewable energy. Subsequently, the current U.S. Administration has directed the U.S. EPA to exercise new authority under the Clean Air Act to regulate GHG emissions. Under the Clean Air Act, the EPA is required to set industry-specific standards for new and existing sources that emit GHGs above a certain threshold. To date, the EPA has made no significant announcements pertaining to the development or implementation of industry-specific standards related to oil and gas exploration and production. Encana will continue to monitor these developments during 2012.

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

Encana’s strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:

•                  Manage Existing Costs. When regulations are implemented, a cost is placed on Encana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company’s focus on cost reduction.

•                  Respond to Price Signals. As regulatory regimes for GHGs develop in the jurisdictions where Encana works, inevitably price signals begin to emerge. The Company maintains an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

Encana Corporation	23	Management’s Discussion and Analysis (prepared in US$)

•                  Anticipate Future Carbon Constrained Scenarios. Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence Encana’s long-range planning and its analyses on the implications of regulatory trends.

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board of Directors review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $50 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

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

Accounting Policies and Estimates

Adoption of International Financial Reporting Standards

On January 1, 2011, Encana adopted IFRS for financial reporting purposes, using a transition date of January 1, 2010. The Company’s Consolidated Financial Statements for the year ended December 31, 2011, including comparative information, have been prepared in accordance with IFRS as issued by the IASB. As Encana’s Consolidated Financial Statements were prepared under IFRS for the first time, the Company followed IFRS 1, First-time Adoption of International Financial Reporting Standards. Prior to 2011, the Company prepared its financial statements in accordance with Canadian GAAP, or previous GAAP. The adoption of IFRS has not had a material impact on the Company’s operations, strategic decisions, Cash Flow and capital expenditures.

The Company’s IFRS accounting policies are provided in Note 3 to the Consolidated Financial Statements. In addition, Note 26 to the Consolidated Financial Statements presents reconciliations between the Company’s 2010 previous GAAP results and the 2010 IFRS results.

The following provides summary reconciliations of Encana’s 2010 previous GAAP to IFRS results, along with a discussion of the significant IFRS accounting policy changes.

Encana Corporation	24	Management’s Discussion and Analysis (prepared in US$)

Summary Net Earnings Reconciliation – Previous GAAP to IFRS

			2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Net Earnings – Previous GAAP	$ 1,499	$ (42)	$ 569	$ (505)	$ 1,477
After-tax (addition) / deduction:
Exploration and evaluation	27	26	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Impairments	371	371	-	-	-
Divestitures (gain) loss	(101)	12	(51)	(28)	(34)
Asset retirement obligation accretion	1	1	-	-	-
Compensation	5	-	(6)	1	10
Foreign currency	(34)	-	1	(35)	-
	329	427	(37)	(48)	(13)
Net Earnings – IFRS	$ 1,170	$ (469)	$ 606	$ (457)	$ 1,490

Operating Earnings Reconciliation – Previous GAAP to IFRS

			2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Operating Earnings(1) – Previous GAAP	$ 665	$ 68	$ 98	$ 81	$ 418
After-tax (addition) / deduction:
Exploration and evaluation	1	-	1	(1)	1
Depletion, depreciation and amortization	60	17	18	15	10
Asset retirement obligation accretion	1	1	-	-	-
Compensation	5	-	(6)	1	10
	67	18	13	15	21
Operating Earnings(1) – IFRS	$ 598	$ 50	$ 85	$ 66	$ 397

(1)   A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Financial Metrics – Previous GAAP and IFRS

			2010
($ millions)	Annual	Q4	Q3	Q2	Q1

Cash Flow (1)
Previous GAAP	$ 4,439	$ 917	$ 1,132	$ 1,217	$ 1,173
IFRS	4,437	917	1,131	1,217	1,172
Capital Investment
Previous GAAP	$ 4,773	$ 1,427	$ 1,227	$ 1,099	$ 1,020
IFRS	4,764	1,426	1,218	1,096	1,024
Debt to Capitalization (1)
Previous GAAP	31%
IFRS	31%

(1)   A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana Corporation	25	Management’s Discussion and Analysis (prepared in US$)

IFRS Accounting Policy Changes

The following discussion explains the significant differences between Encana’s previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.

The most significant changes to the Company’s accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGL reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.

Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.

Exploration and Evaluation

Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana’s Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company’s exploration and evaluation assets were $2,158 million including $1,114 million in the Canadian Division and $1,044 million in the USA Division.

Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA’s full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.

During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unrecoverable exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.

Depreciation, Depletion and Amortization

Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserves values for each Division as at January 1, 2010.

Encana Corporation	26	Management’s Discussion and Analysis (prepared in US$)

Depleting at an area level under IFRS resulted in an $86 million increase to Encana’s DD&A expense for the twelve months ended December 31, 2010. Encana’s net earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.

Impairments

Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.

Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.

For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company’s Canadian offshore upstream assets which form a cash-generating unit under IFRS. The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on after-tax discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.

Divestitures

Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.

Asset Retirement Obligation

Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.

Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana’s Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana’s asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana’s discount rate of 5.4 percent as at December 31, 2010.

Encana Corporation	27	Management’s Discussion and Analysis (prepared in US$)

Compensation

Share-based payments

Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company’s share price exceeds the exercise price of the share unit.

For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

In addition to the January 1, 2010 adjustment discussed above, the IFRS fair-value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.

Pensions

Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.

The application of IFRS for share-based payments and pension plans resulted in a $5 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.

Foreign Currency

As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders’ equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.

Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.

The IFRS adjustments discussed above and income tax are recorded in the Company’s functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.

Income Tax

Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax liability with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments discussed above resulted in a $134 million decrease to the Company’s deferred income tax expense and a corresponding increase to Encana’s previous GAAP net earnings.

Encana Corporation	28	Management’s Discussion and Analysis (prepared in US$)

Other Exemptions

Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:

•      Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.

•      Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.

•      Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, Determining whether an Arrangement contains a Lease, for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana’s Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

IFRS Recent Pronouncements Issued

As of January 1, 2013, the following standards and amendments issued by the IASB become effective: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; IFRS 12, Disclosure of Interests in Other Entities; IFRS 13, Fair Value Measurement; IAS 19, Employee Benefits; and IFRS 7, Financial Instruments: Disclosures. As of January 1, 2015, the following standard issued by the IASB becomes effective: IFRS 9, Financial Instruments.

As discussed previously, Encana is adopting U.S. GAAP and will be reporting its first quarter 2012 results in accordance with U.S. GAAP. As a result, the new IASB standards and amendments will not be adopted. If Encana continued to report under IFRS, the Company expects that the new IASB standards and amendments would not have a material impact on the Company’s Consolidated Financial Statements.

IFRS Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. The preceding discussion outlines the Company’s significant accounting policies and practices adopted under IFRS. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s DD&A calculations and impairment tests. Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. A downward revision in reserves estimates or an increase in estimated future development costs could result in the recognition of a higher DD&A charge to net earnings.

Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. The recoverable amount of the cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value less costs to sell may be determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs.

Encana Corporation	29	Management’s Discussion and Analysis (prepared in US$)

Value in use is determined by estimating the present value of the future net cash flows expected to be derived from continued use of the cash-generating unit. A downward revision in reserves estimates could result in the recognition of impairments charged to net earnings.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.

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

Asset Retirement Obligation

Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows or changes in discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Increases in the estimated asset retirement obligation and costs increase the corresponding charges of accretion and DD&A to net earnings. A decrease in discount rates increases the asset retirement obligation, which decreases the accretion charged to net earnings. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment annually at December 31 of each year. Goodwill is currently attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes.

To assess impairment, the goodwill carrying amount for each Division is compared to the recoverable amount of the aggregated cash-generating units of the Division. If the carrying amount for the Division exceeds the recoverable amount, the associated goodwill is written down with an impairment recognized in net earnings. Goodwill impairments are not reversed.

The recoverable amount is the greater of the Divisions fair value less costs to sell and its value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows may be based on forecast commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the aggregated cash-generating units. A downward revision in reserves estimates could result in the recognition of a goodwill impairment charge to net earnings.

Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

Encana Corporation	30	Management’s Discussion and Analysis (prepared in US$)

The deferred income tax assets and liabilities are adjusted to reflect changes in enacted or substantively enacted income tax rates that are expected to apply, with the corresponding adjustment recognized in net earnings or in shareholders’ equity depending on the item to which the adjustment relates.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in deferred income tax assets or liabilities.

Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Derivative financial instruments that do not qualify, or are not designated, as hedges for accounting are recorded at fair value. Instruments are recorded in the balance sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses are recognized in revenues as the contracts are settled. Unrealized gains and losses are presented in revenue at the end of each respective reporting period based on the change in fair value. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

For 2010 through to 2011, the Company elected not to designate any of its derivative financial instruments as hedges for accounting. As a result, the changes in fair value of the derivative instruments were recorded in the Company’s net earnings.

Encana Corporation	31	Management’s Discussion and Analysis (prepared in US$)

U.S. Generally Accepted Accounting Principles

In December 2011, Encana announced that it will adopt U.S. GAAP for 2012 financial reporting. As a result, the Company will report its 2012 results in accordance with U.S. GAAP. The Company believes U.S. GAAP financial results are relevant and provide information that is more directly comparable with U.S. peer companies. Historically, Encana has provided reconciliations to U.S. GAAP in its annual consolidated financial statements. Reconciliations of Encana’s results from IFRS to U.S. GAAP are included in Note 27 to the Company’s Annual Consolidated Financial Statements.

The following provides summary reconciliations of Encana’s 2011 and 2010 IFRS to U.S. GAAP results, along with a discussion of the significant U.S. GAAP accounting policy changes.

Summary Net Earnings Reconciliation – IFRS to U.S. GAAP

			2011			2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings – IFRS	$ 128	$ (246)	$ 120	$ 176	$ 78	$ 1,170
After-tax addition / (deduction):
Full cost accounting
Exploration and evaluation	92	5	2	79	6	27
Depletion, depreciation and amortization	779	206	207	194	172	883
Impairments - IFRS	854	854	-	-	-	371
- U.S. GAAP	(1,687)	(1,105)	-	-	(582)	-
Gain (loss) on divestitures, net	(213)	(105)	1	(26)	(83)	(101)
Income tax	21	(84)	129	(40)	16	-
Other	31	(1)	-	-	32	(7)
Net Earnings – U.S. GAAP	$ 5	$ (476)	$ 459	$ 383	$ (361)	$ 2,343

Operating Earnings Reconciliation – IFRS to U.S. GAAP

			2011			2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual

Operating Earnings(1) – IFRS	$ 398	$ 46	$ 171	$ 166	$ 15	$ 598
After-tax addition / (deduction):
Full cost accounting
Exploration and evaluation	14	5	2	1	6	1
Depletion, depreciation and amortization	779	206	207	194	172	883
Gain (loss) on divestitures, net	(15)	(17)	2	-	-	-
Income tax	21	(84)	129	(40)	16	-
Other	(6)	(6)	-	-	-	(8)
Operating Earnings(1) – U.S. GAAP	$ 1,191	$ 150	$ 511	$ 321	$ 209	$ 1,474

(1)    A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana Corporation	32	Management’s Discussion and Analysis (prepared in US$)

Financial Metrics – IFRS and U.S. GAAP

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual

Cash Flow (1)
IFRS	$4,175	$976	$1,157	$1,087	$955	$4,437
U.S. GAAP	4,216	983	1,181	1,089	963	4,439
Total Assets
IFRS	$33,918					$33,583
U.S. GAAP	22,926					22,440
Total Liabilities
IFRS	$17,594					$16,750
U.S. GAAP	14,348					12,947
Shareholders’ Equity
IFRS	$16,324					$16,833
U.S. GAAP	8,578					9,493
Debt to Capitalization (1)
IFRS	33%					31%
U.S. GAAP	49%					45%
Return on Capital Employed (1)
IFRS	2%					6%
U.S. GAAP	2%					16%

(1)      A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

U.S. GAAP Accounting Policy Changes

The following discussion explains the significant differences between Encana’s IFRS accounting policies and those applied by the Company under U.S. GAAP, including the related impacts on the Company’s consolidated financial results.

Full Cost Accounting

Under U.S. GAAP, Encana accounts for upstream activities in accordance with full cost accounting rules whereby all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGL reserves are capitalized on a country-by-country cost centre basis within a full cost pool. Costs accumulated within each cost centre are depleted using the unit-of-production method and are subject to a ceiling test to assess for impairment. Depletion calculations and ceiling test impairments are determined using proved reserves based on 12-month average trailing prices and unescalated costs.

Exploration and Evaluation

Under U.S. GAAP, all exploration and evaluation costs are capitalized within the full cost pool and are presented as property, plant and equipment. The exploration and evaluation costs generally represent the unproved properties balance. The cost of unproved properties is excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion.

Under IFRS, exploration and evaluation costs are initially capitalized as exploration and evaluation assets. Costs associated with an area determined to be commercially viable are transferred to property, plant and equipment, while unrecoverable costs are expensed.

Under U.S. GAAP for the year ended December 31, 2011, exploration and evaluation expense decreased $142 million ($92 million after tax) as the costs were capitalized to the full cost pool. For the year ended December 31, 2010, exploration and evaluation expense decreased $65 million as exploration and evaluation costs of $42 million were capitalized to the full cost pool, $10 million of unrecoverable exploration costs were reclassified to depreciation, depletion and amortization and $13 million of indirect exploration costs were reclassified to operating expense. Cumulatively, these adjustments totaled $27 million after tax.

Encana Corporation	33	Management’s Discussion and Analysis (prepared in US$)

Depreciation, Depletion and Amortization

Under U.S. GAAP, each country cost centre is depleted using the unit-of-production method based on proved reserves using 12-month average trailing prices and unescalated costs. Under IFRS, upstream development costs are depleted using the unit-of-production method calculated at an area level based on proved reserves estimated using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, depletion expense decreased by $1,141 million, or $779 million after tax, (2010 – $1,310 million, or $883 million after tax), primarily due to previous ceiling test impairments recognized in 2008 and 2009.

Impairments

Under U.S. GAAP, a ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceeds the sum of the estimated after-tax future net cash flows from proved reserves, using 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unimpaired unproved property costs. Ceiling test impairments are not subsequently reversed.

Under IFRS, impairments are recognized if the carrying value exceeds the recoverable amount for a cash generating unit. The recoverable amount is generally determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, ceiling test impairments of $2,249 million or $1,687 million after tax (2010 – nil) were recognized for the Canadian cost centre. The ceiling test impairments primarily resulted from the decline in 12-month trailing natural gas prices. At December 31, 2011, the 12-month trailing prices were based on the following benchmark prices, adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

(average for the period)	2011

Natural Gas
AECO (C$/MMBtu)	3.76
Henry Hub ($/MMBtu)	4.12

Liquids
Edmonton - Light Sweet (C$/bbl)	96.53
WTI ($/bbl)	96.19

Under IFRS for the year ended December 31, 2011, impairment expense of $1,304 million, or $854 million after tax (2010 – $496 million, or $371 million after tax) was recognized. The IFRS impairments were reversed under U.S. GAAP as the costs were included in the respective country cost centre ceiling test impairment calculations.

Divestitures

Under U.S. GAAP, proceeds from divestitures of properties are deducted from the full cost pool without recognition of a gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves of the cost centre, in which case a gain or loss would be recognized. Under IFRS, gains or losses on divestitures are calculated as the difference between the proceeds and the net book value of the assets disposed of. Under U.S. GAAP for the year ended December 31, 2011, a net gain on divestiture of $347 million or $213 million after tax, (2010 – $143 million, or $101 million after tax) recognized under IFRS was reversed from net earnings and recognized in property, plant and equipment.

Encana Corporation	34	Management’s Discussion and Analysis (prepared in US$)

Summary

For the year ended December 31, 2011, full cost accounting adjustments reduced net earnings by $175 million. The full cost accounting adjustments included a $142 million reduction to exploration and evaluation expense ($92 million after tax), a $1,141 million reduction to depreciation, depletion and amortization expense ($779 million after tax), a $945 million increase to impairment expense ($833 million after tax) and a $347 million reduction to gain/loss on divestitures ($213 million after tax).

For the year ended December 31, 2010, full cost accounting adjustments increased net earnings by $1,180 million. The full cost accounting adjustments primarily included reductions of $1,310 million to depreciation, depletion and amortization expense ($883 million after tax), $496 million to impairment expense ($371 million after tax) and $143 million to gain/loss on divestitures ($101 million after tax).

As at December 31, 2010, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.8 billion and shareholders’ equity by $7.2 billion. The full cost accounting adjustments result primarily from the previous after-tax ceiling test impairments recognized in 2008 and 2009 of $1.1 billion and $7.6 billion, respectively.

As at December 31, 2011, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.4 billion and shareholders’ equity by $7.6 billion, which include the ceiling test impairment recognized in 2011 of $1.7 billion after tax.

Other

Asset Retirement Obligation

Under U.S. GAAP, the asset retirement obligation is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities are not remeasured to reflect period end discount rates. Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $32 million recognized in retained earnings when the Company remeasured its asset retirement obligation upon transition to IFRS. For the year ended December 31, 2011, net earnings under U.S. GAAP increased by $1 million (2010 – $1 million) due to the difference in discount rates used to measure the ARO liability. As at December 31, 2011, the cumulative U.S. GAAP adjustments related to ARO reduced Encana’s total assets by $103 million (2010 – $97 million), reduced long-term liabilities by $132 million (2010 – $126 million) and increased shareholders’ equity by $29 million (2010 – $29 million).

Compensation – Pensions and Share-Based Payments

Under U.S. GAAP, the funded status of defined benefit and pension plans are recognized on the balance sheet as an asset or liability with changes in the funded status recognized in other comprehensive income. Under IFRS, the over-funded or under-funded status arising from defined benefit and pension plans is not recognized on the balance sheet.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $75 million recognized in retained earnings when the Company elected to charge the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan to retained earnings upon transition to IFRS.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for the over/under funded status of the defined benefit pension plan decreased comprehensive income by $34 million after tax (2010 - $2 million after tax).

Under both IFRS and U.S. GAAP, obligations for payments in cash or common shares under share-based compensation plans are accrued over the vesting period using fair values. Upon adoption of IFRS, Encana elected a transition provision whereby share-based compensation plans that had vested or settled prior to the transition date of January 1, 2010 were not retrospectively restated. Under U.S. GAAP, Encana adopted the share-based payment standard in 2006 using the modified-prospective approach. The different adoption dates of the standards and transitional provisions applied resulted in share-based payment adjustments.

Encana Corporation	35	Management’s Discussion and Analysis (prepared in US$)

Under U.S. GAAP for the year ended December 31, 2011, adjustments for pension and share-based compensation decreased net earnings by $7 million (2010 – $9 million).

As at December 31, 2011, the cumulative U.S. GAAP compensation adjustments increased total assets by $31 million (2010 – $33 million), increased total liabilities by $79 million (2010 – $36 million) and reduced shareholders’ equity by $48 million (2010 – $3 million).

Income Taxes

Under U.S. GAAP, income tax is calculated using the enacted income tax rates and legislation expected to apply when the assets are realized or liabilities are settled. Under IFRS, income tax is calculated using the enacted or substantively enacted income tax rates and legislation. In addition, under U.S. GAAP, interim tax provisions are measured using estimates of annual effective tax rates that may differ from those determined under IFRS.

Under U.S. GAAP for the year ended December 31, 2011, the Company recognized an additional deferred tax expense of $164 million (2010 – $549 million) resulting from the related tax effect on U.S. GAAP adjustments discussed above.

Under IFRS, certain current income tax benefits were recognized in previous years in respect of tax legislation that was considered substantively enacted in Canada but not enacted for U.S. GAAP. For the year ended December 31, 2011, $21 million of current income tax benefits related to this legislation was recognized under U.S. GAAP in respect of a previous taxation year that became statute-barred for Canadian tax purposes. As at December 31, 2011, the current tax benefits related to this legislation in respect of open taxation years that have not yet been recognized under U.S. GAAP totaled $136 million (2010 – $160 million).

Foreign Currency

Under U.S. GAAP, the settlement of intra-entity foreign currency transactions that are of a long-term investment nature between entities that are consolidated in the Company’s financial statements are recognized in accumulated other comprehensive income. Under IFRS, the foreign exchange impacts of these transactions are recognized in net earnings. Under U.S. GAAP for the year ended December 31, 2011, a foreign exchange loss of $37 million (2010 – $1 million) was reclassified from net earnings to accumulated other comprehensive income. As a result, net earnings under U.S. GAAP for the year ended December 31, 2011 increased by $37 million (2010 – $1 million).

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $755 million recognized in retained earnings when the Company elected to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. The adjustment had no impact on total shareholders’ equity.

Debt Reclassifications

Under U.S. GAAP, bank overdraft positions are segregated from cash and cash equivalents on the Condensed Consolidated Balance Sheet and are reported within accounts payable and accrued liabilities. Similarly, the change in bank overdraft positions is segregated from cash and cash equivalents on the Condensed Consolidated Statement of Cash Flows and shown separately as a financing activity.

Under U.S. GAAP, the revolving credit facilities borrowings and commercial paper issuances are reclassified from current debt to long-term debt. The credit facilities are considered long-term as they mature in October 2015 and are used to backstop the commercial paper program. Under U.S. GAAP, debt transaction costs are reclassified from long-term debt to investments and other assets on the Condensed Consolidated Balance Sheet.

Encana Corporation	36	Management’s Discussion and Analysis (prepared in US$)

Net Earnings and Operating Earnings per Common Share

Under U.S. GAAP, compensation plans that may be settled at the employees’ option in either cash or common shares are not included in the diluted earnings per share calculation if it is probable that the plan will be settled in cash. Under IFRS, these plans are presumed to be settled in common shares and are included in the diluted earnings per share calculation if they are determined to be dilutive.

U.S. GAAP net earnings per common share is calculated using the weighted average number of Encana common shares outstanding as below. The difference between the basic and diluted weighted average common shares outstanding reflects the effect of dilutive securities.

	2011					2010
(millions)	Annual	Q4	Q3	Q2	Q1	Annual

Weighted Average Common Shares Outstanding
Basic	736.3	736.3	736.3	736.3	736.3	739.7
Diluted	737.2	736.8	737.6	737.6	737.6	739.8

U.S. GAAP Recent Pronouncements Issued

Under U.S. GAAP, as of January 1, 2012, Encana will be required to adopt the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which should not have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, clarifies and changes existing fair value measurement and disclosure requirements. The changes primarily relate to fair value measurements based on unobservable inputs. The amendments will be applied prospectively and will expand the Company’s fair value measurement disclosures.

•                  Accounting Standards Update 2011-05, Presentation of Comprehensive Income, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate but consecutive statements. Encana currently presents two separate consecutive statements.

•                  Accounting Standards Update 2011-08, Intangibles - Goodwill and Other, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, Intangibles - Goodwill and Other. The amendments will be applied prospectively.

Under U.S. GAAP, as of January 1, 2013, Encana will be required to adopt the following standard issued by the FASB, which should not have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and will expand the Company’s financial instruments disclosures.

Encana Corporation	37	Management’s Discussion and Analysis (prepared in US$)

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Cash Flow per share – diluted, Operating Earnings, Operating Earnings per share – diluted, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA, Debt to Capitalization, and Return on Capital Employed. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets. Under IFRS, cash tax on divestitures is included in investing activities. Under U.S. GAAP, cash tax on divestitures is included in operating activities.

IFRS

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1

Cash From (Used in) Operating Activities	$4,043	$1,110	$1,337	$963	$633	$2,363	$919	$1,324	$893	$(773)
(Add back) deduct:
Net change in other assets and liabilities	(94)	(27)	(13)	(31)	(23)	(84)	1	(16)	(38)	(31)
Net change in non-cash working capital	(38)	161	193	(93)	(299)	(1,990)	1	209	(286)	(1,914)
Cash Flow	$4,175	$976	$1,157	$1,087	$955	$4,437	$917	$1,131	$1,217	$1,172

U.S. GAAP
	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual

Cash From (Used in) Operating Activities	$3,929	$983	$1,340	$965	$641	$2,365
(Add back) deduct:
Net change in other assets and liabilities	(114)	(47)	(13)	(31)	(23)	(84)
Net change in non-cash working capital	(59)	161	172	(93)	(299)	(1,990)
Cash tax on sale of assets	(114)	(114)	-	-	-	-
Cash Flow	$4,216	$983	$1,181	$1,089	$963	$4,439

Encana Corporation	38	Management’s Discussion and Analysis (prepared in US$)

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, exploration and evaluation expenses, impairments and impairment reversals, gains/losses on divestitures, foreign exchange gains/losses and the effect of changes in statutory income tax rates.

Encana has updated its Operating Earnings definition to exclude non-operating items resulting from the adoption of IFRS, such as exploration and evaluation expenses and gains/losses on divestitures.

IFRS

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1

Net Earnings	$128	$(246)	$120	$176	$78	$1,170	$(469)	$606	$(457)	$1,490
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	600	397	273	18	(88)	634	(269)	331	(340)	912
Exploration and evaluation	(78)	-	-	(78)	-	(26)	(26)	-	-	-
Impairments	(854)	(854)	-	-	-	(371)	(371)	-	-	-
Gain (loss) on divestitures	198	88	1	26	83	101	(12)	51	28	34
Non-operating foreign exchange gain (loss)	(136)	77	(325)	44	68	234	159	139	(211)	147
Operating Earnings	$398	$46	$171	$166	$15	$598	$50	$85	$66	$397

Net Earnings per share – diluted	$0.17	$(0.33)	$0.16	$0.21	$0.11	$1.55	$(0.64)	$0.80	$(0.62)	$1.96

Operating Earnings per share – diluted	$0.54	$0.06	$0.23	$0.22	$0.02	$0.81	$0.07	$0.12	$0.09	$0.53

U.S. GAAP

	2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings	$5	$(476)	$459	$383	$(361)	$2,343
After-tax (addition) / deduction:
Unrealized hedging (gain) loss	600	397	273	18	(88)	634
Impairments	(1,687)	(1,105)	-	-	(582)	-
Non-operating foreign exchange (gain) loss	(99)	82	(325)	44	100	235
Operating Earnings	$1,191	$150	$511	$321	$209	$1,474

Encana Corporation	39	Management’s Discussion and Analysis (prepared in US$)

Return on Capital Employed

Return on Capital Employed is a non-GAAP measure reviewed by Management and defined as a ratio of Net Earnings on a trailing 12-month basis excluding interest expense after tax to average invested capital (average debt plus average shareholders’ equity).

IFRS

($ millions)	December 31, 2011	December 31, 2010

Net Earnings	$ 128	$ 1,170
After-tax addition / (deduction):
Interest expense	344	360
	472	1,530
Average Capital Employed	$ 24,435	$ 24,363
Return on Capital Employed	2%	6%

U.S. GAAP

($ millions)	December 31, 2011	December 31, 2010

Net Earnings	$ 5	$ 2,343
After-tax addition / (deduction):
Interest expense	344	360
	349	2,703
Average Capital Employed	$ 16,952	$ 16,473
Return on Capital Employed	2%	16%

Other Non-GAAP Measures

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, exploration and evaluation expenses, impairments and unrealized hedging gains and losses.

Debt to Capitalization

Debt to Capitalization is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Capitalization is a non-GAAP measure defined as current and long-term debt plus shareholders’ equity.

Encana Corporation	40	Management’s Discussion and Analysis (prepared in US$)

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s business objectives of growing its portfolio to produce natural gas, oil and NGLs, maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend; long-term strategy of accelerating value recognition of assets; achieving operating efficiencies, lowering cost structures and success of resource play hub model; balancing near term uncertainty with focused capital investment in building long-term growth capacity; aligning capital investment plus anticipated dividends with expected cash flow generation before divestiture proceeds; attaining additional financial flexibility from proceeds from planned divestitures and joint venture transactions; expected reduction in capital program for drier natural gas plays while directing greater investment towards oil and liquids-rich development and exploration opportunities; increasing its production of oil and NGLs, including expansion of extraction facilities and exploration program; ability to attract third party investments; ability to expand natural gas markets in North America and potential development of liquefied natural gas export terminal in British Columbia; mitigating cost increases through improving efficiencies and technology innovation; adoption of U.S. GAAP for 2012 financial reporting; completion of transaction agreements with Mitsubishi, including potential terms, closing date, amount of investments, funding commitment and development of otherwise undeveloped natural gas properties; expected completion dates and proceeds from the sale of certain assets; expanding deep cut processing capacities; projections contained in the 2012 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, and 2012 estimated sensitivities of cash flow and operating earnings); estimates of proved reserves, before and after royalties, including by product types and locations; potential joint venture transactions and third party investments; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including those relating to hydraulic fracturing, greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2012 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “joint ventures”) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to replace, expand or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana.

Encana Corporation	41	Management’s Discussion and Analysis (prepared in US$)

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

Forward-looking information respecting anticipated 2012 Cash Flow is based upon achieving average production in 2012 of natural gas of between 2.8 to 3.1 Bcf/d, liquids of 28 Mbbls/d, commodity prices for natural gas of NYMEX $3.25/Mcf, oil (WTI) $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 17, 2012, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company’s AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the AIF.

Encana Corporation	42	Management’s Discussion and Analysis (prepared in US$)

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation	43	Management’s Discussion and Analysis (prepared in US$)

Encana Corporation Consolidated Financial Statements For the Year Ended December 31, 2011 (Prepared in U.S. Dollars)

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Encana Corporation (the “Company”) are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management’s best judgments. Financial information contained throughout the annual report is consistent with these financial statements.

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

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2011.  In making its assessment, Management has used the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2011, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

/s/ Randall K. Eresman	/s/ Sherri A. Brillon
Randall K. Eresman	Sherri A. Brillon
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

February 23, 2012

Encana Corporation

1

Auditor’s Report

Independent Auditor’s Report to the Shareholders of Encana Corporation

We have completed an integrated audit of Encana Corporation’s 2011 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 Consolidated Financial Statements. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for the years ended December 31, 2011 and 2010 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

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

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Encana Corporation

2

Report on Internal Control over Financial Reporting

We have also audited Encana Corporation’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

Definition of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent Limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Encana Corporation

3

Opinion

In our opinion, Encana Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

February 23, 2012

Encana Corporation

4

Consolidated Statement of Earnings

For the years ended December 31 (US$ millions, except per share amounts)		2011	2010
			(Note 26)

Revenues, Net of Royalties	(Note 4)	$8,467	$8,870

Expenses	(Note 4)
Production and mineral taxes		198	217
Transportation		978	859
Operating		1,074	1,060
Purchased product		635	739
Exploration and evaluation	(Note 11)	142	65
Depreciation, depletion and amortization	(Note 12)	3,423	3,318
Impairments	(Note 12)	1,304	496
(Gain) loss on divestitures	(Note 5)	(326)	(141)
Accretion of asset retirement obligation	(Note 18)	51	48
Administrative		348	361
Interest	(Note 6)	468	501
Foreign exchange (gain) loss, net	(Note 7)	170	(250)

Net Earnings Before Income Tax		2	1,597
Income tax expense (recovery)	(Note 8)	(126)	427

Net Earnings		$128	$1,170

Net Earnings per Common Share	(Note 20)
Basic		$0.17	$1.58
Diluted		$0.17	$1.55

Consolidated Statement of Comprehensive Income

For the years ended December 31 (US$ millions)	2011	2010
		(Note 26)

Net Earnings	$128	$1,170
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	(55)	250

Comprehensive Income	$73	$1,420

See accompanying Notes to Consolidated Financial Statements

Encana Corporation		Consolidated Financial Statements (prepared in US$)
5

Consolidated Balance Sheet

		As at	As at	As at
		December 31,	December 31,	January 1,
(US$ millions)		2011	2010	2010
			(Note 26)	(Note 26)
Assets
Current Assets
Cash and cash equivalents		$732	$629	$4,275
Accounts receivable and accrued revenues	(Note 9)	1,073	1,103	1,180
Risk management	(Note 22)	1,806	729	328
Income tax receivable		521	390	-
Inventories		2	3	12
Assets held for sale	(Note 10)	793	-	-
		4,927	2,854	5,795

Exploration and Evaluation	(Notes 4, 11)	2,458	2,158	1,885
Property, Plant and Equipment, net	(Notes 4, 12)	23,913	26,145	24,288
Investments and Other Assets	(Note 13)	763	196	119
Risk Management	(Note 22)	241	505	32
Goodwill	(Notes 4, 14)	1,616	1,725	1,663
	(Note 4)	$33,918	$33,583	$33,782

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 15)	$2,310	$2,269	$2,181
Income tax payable		-	-	1,776
Risk management	(Note 22)	1	65	126
Current debt	(Note 17)	492	500	200
Liabilities associated with assets held for sale	(Note 10)	17	-	-
		2,820	2,834	4,283

Long-Term Debt	(Note 17)	7,591	7,129	7,568
Other Liabilities and Provisions	(Note 16)	2,048	1,758	1,215
Risk Management	(Note 22)	6	8	42
Asset Retirement Obligation	(Note 18)	1,043	953	819
Deferred Income Taxes	(Note 8)	4,086	4,068	3,360
		17,594	16,750	17,287

Shareholders’ Equity
Share capital	(Note 20)	2,321	2,319	2,360
Paid in surplus	(Notes 20, 21)	4	-	6
Retained earnings		13,804	14,264	14,129
Accumulated other comprehensive income		195	250	-
Total Shareholders’ Equity		16,324	16,833	16,495
		$33,918	$33,583	$33,782

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

/s/ David P. O’Brien	/s/ Jane L. Peverett
David P. O’Brien	Jane L. Peverett
Director	Director

Encana Corporation		Consolidated Financial Statements (prepared in US$)
6

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended December 31 (US$ millions)		2011	2010
			(Note 26)
Share Capital	(Note 20)
Balance, Beginning of Year		$2,319	$2,360
Common Shares Issued under Option Plans		2	5
Share-Based Compensation		-	2
Common Shares Purchased		-	(48)

Balance, End of Year		$2,321	$2,319

Paid in Surplus
Balance, Beginning of Year		$-	$6
Share-Based Compensation	(Notes 20, 21)	4	-
Common Shares Purchased	(Note 20)	-	(6)

Balance, End of Year		$4	$-

Retained Earnings
Balance, Beginning of Year		$14,264	$14,129
Net Earnings		128	1,170
Dividends on Common Shares	(Note 20)	(588)	(590)
Charges for Normal Course Issuer Bid	(Note 20)	-	(445)

Balance, End of Year		$13,804	$14,264

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$250	$-
Foreign Currency Translation Adjustment		(55)	250

Balance, End of Year		$195	$250

Total Shareholders’ Equity		$16,324	$16,833

See accompanying Notes to Consolidated Financial Statements

Encana Corporation		Consolidated Financial Statements (prepared in US$)
7

Consolidated Statement of Cash Flows

For the years ended December 31 (US$ millions)		2011	2010
			(Note 26)
Operating Activities
Net earnings		$128	$1,170
Exploration and evaluation	(Note 11)	122	50
Depreciation, depletion and amortization	(Note 12)	3,423	3,318
Impairments	(Note 12)	1,304	496
(Gain) loss on divestitures	(Note 5)	(326)	(141)
Accretion of asset retirement obligation	(Note 18)	51	48
Deferred income taxes	(Note 8)	48	640
Cash tax on sale of assets	(Note 5)	114	-
Unrealized (gain) loss on risk management	(Note 22)	(879)	(945)
Unrealized foreign exchange (gain) loss	(Note 7)	96	(278)
Other		94	79
Net change in other assets and liabilities		(94)	(84)
Net change in non-cash working capital	(Note 23)	(38)	(1,990)

Cash From (Used In) Operating Activities		4,043	2,363

Investing Activities
Capital expenditures	(Notes 4, 11, 12)	(4,578)	(4,764)
Acquisitions	(Notes 5, 11, 12)	(515)	(733)
Proceeds from divestitures	(Notes 5, 11, 12)	2,080	883
Cash tax on sale of assets	(Note 5)	(114)	-
Net change in investments and other	(Note 13)	(578)	(80)
Net change in non-cash working capital	(Note 23)	(20)	(33)

Cash From (Used in) Investing Activities		(3,725)	(4,727)

Financing Activities
Issuance of revolving debt	(Note 17)	13,606	1,660
Repayment of revolving debt	(Note 17)	(13,568)	(1,660)
Issuance of long-term debt	(Note 17)	989	-
Repayment of long-term debt	(Note 17)	(500)	(200)
Issuance of common shares	(Note 20)	2	5
Purchase of common shares	(Note 20)	-	(499)
Dividends on common shares	(Note 20)	(588)	(590)
Finance lease payments	(Note 12)	(155)	-
Cash From (Used in) Financing Activities		(214)	(1,284)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(1)	2

Increase (Decrease) in Cash and Cash Equivalents		103	(3,646)
Cash and Cash Equivalents, Beginning of Year		629	4,275

Cash and Cash Equivalents, End of Year		$732	$629

Cash, End of Year		$2	$126
Cash Equivalents, End of Year		730	503

Cash and Cash Equivalents, End of Year		$732	$629

Supplementary Cash Flow Information	(Note 23)

See accompanying Notes to Consolidated Financial Statements

Encana Corporation		Consolidated Financial Statements (prepared in US$)
8

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

1.	Corporate Information

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”).  The term liquids is used to represent Encana’s oil, NGLs and condensate.

Encana Corporation is a publicly traded company, incorporated and domiciled in Canada.  The address of its registered office is 1800, 855 – 2nd Street S.W., Calgary, Alberta, Canada, T2P 2S5.

These Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors (the “Board”) on February 23, 2012 and were signed on the Board’s behalf by David P. O’Brien and Jane L. Peverett.

2.	Basis of Presentation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  These are Encana’s first audited annual Consolidated Financial Statements issued under IFRS and present the Company’s financial results of operations and financial position as at and for the year ended December 31, 2011, including 2010 comparative periods.  As a result, the Company has followed IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  Prior to 2011, the Company prepared its Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).

The preparation of these Consolidated Financial Statements under IFRS resulted in selected changes to Encana’s accounting policies as compared to those disclosed in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2010 issued under previous GAAP.  A summary of the significant changes to Encana’s accounting policies is disclosed in Note 26 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010 and as at and for the year ended December 31, 2010.

A summary of Encana’s significant accounting policies under IFRS is presented in Note 3.  These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1, as disclosed in Note 26.  These Consolidated Financial Statements have been prepared on a historical cost basis, except for certain assets and liabilities as detailed in the Company’s accounting policies presented in Note 3.

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars. Encana’s functional currency is Canadian dollars; however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

In December 2011, Encana announced that it will adopt U.S. generally accepted accounting principles (“U.S. GAAP”) for 2012 financial reporting.  As a result, the Company will report its first quarter 2012 results in accordance with U.S. GAAP.  Reconciliations from IFRS to U.S. GAAP are included in Note 27 to these Consolidated Financial Statements.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
9

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

3.	Summary of Significant Accounting Policies

A)                   PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and its subsidiaries.  Investments in associates are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Encana’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

B)                 FOREIGN CURRENCY TRANSLATION

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period.  Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholders’ equity.  As at December 31, 2011 and 2010, accumulated other comprehensive income is composed solely of foreign currency translation adjustments.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date.  Any gains or losses are recorded in the Consolidated Statement of Earnings.

C)                 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The timely preparation of the Consolidated Financial Statements requires that Management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period.  Such estimates primarily relate to unsettled transactions and events as at the date of the Consolidated Financial Statements.  Accordingly, actual results may differ from estimated amounts as future confirming events occur.  Significant estimates and judgments made by Management in the preparation of these Consolidated Financial Statements are outlined below.

Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of natural gas, oil and NGLs reserves.  By their nature, the estimates of reserves, including the estimates of future prices, costs, discount rates and the related future cash flows, are subject to measurement uncertainty.  Accordingly, the impact in the Consolidated Financial Statements of future periods could be material.

Upstream assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing.  The determination of the Company’s cash-generating units is subject to Management’s judgment.

The decision to transfer assets from exploration and evaluation to property, plant and equipment or to expense capitalized exploration and evaluation assets is based on the estimated proved reserves used in the determination of an area’s technical feasibility and commercial viability.

Amounts recorded for asset retirement costs and obligations and the related accretion expense requires the use of estimates with respect to the amounts and timing of asset retirements, site remediation and related cash flows.  Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.

The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
10

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Compensation costs accrued for long-term stock-based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes-Merton model.  These models are based on significant assumptions such as volatility, dividend yield and expected term.  Several compensation plans are also performance-based and are subject to Management’s judgment as to whether or not the performance criteria will be met.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change.  As such, income taxes are subject to measurement uncertainty.  Deferred income tax assets are assessed by Management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

D)                    REVENUE RECOGNITION

Revenues associated with the sales of Encana’s natural gas and liquids are recognized when title passes from the Company to its customer.  Realized gains and losses from the Company’s commodity price risk management activities are recognized in revenue when the contract is settled.  Unrealized gains and losses from the Company’s commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.

Market optimization revenues and purchased product expenses are recorded on a gross basis when Encana takes title to the product and has the risks and rewards of ownership.  Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis.  Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided.  Sales of electric power are recognized when power is provided to the customer.

E)                     PRODUCTION AND MINERAL TAXES

Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.

F)                      TRANSPORTATION COSTS

Costs paid by Encana for the transportation of natural gas and liquids are recognized when the product is delivered and the services provided.

G)                   EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S.  As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Pension expense for the defined contribution pension plan is recorded as the benefits are earned by the employees covered by the plans.  Encana accrues for its obligations under its defined benefit plan and the related costs, net of plan assets.

The cost of defined benefit pensions and other post-employment benefits is actuarially determined using the projected unit credit method based on length of service and reflects Management’s best estimate of salary escalation, retirement ages of employees and expected future health care costs.  The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio.  The actual return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
11

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.

H)                    INCOME TAXES

Income tax is recognized in net earnings except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is recognized directly in shareholders’ equity.  Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and reflect adjustments relating to prior periods.

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred income tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled.  The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in shareholders’ equity depending on the item to which the adjustment relates.

Deferred income tax liabilities and assets are not recognized for temporary differences arising on:

•

Investments in subsidiaries and associates and interests in joint ventures where the timing of the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future;

•	The initial recognition of goodwill; or
•	The initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting net earnings nor taxable earnings.

Deferred income tax assets are recognized to the extent future recovery is probable.  Deferred income tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

I)                           EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period.  For the diluted net earnings per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares, which may have a dilutive effect on net earnings.

Diluted net earnings per common share is calculated giving effect to the potential dilution that would occur if outstanding stock options or potentially dilutive share units were exercised or converted to common shares.  Potentially dilutive share units include tandem stock appreciation rights (“TSARs”), performance TSARs and restricted share units (“RSUs”).  The weighted average number of diluted shares is calculated in accordance with the treasury stock method.  The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price.

For share units issued that may be settled in cash or shares at Encana’s option and where there is no obligation to settle in cash, the share units are accounted for as equity-settled share-based payment transactions and included in diluted earnings per share if the effect is dilutive.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
12

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

For share units issued that may be settled in cash or shares at the employees’ option, the more dilutive of cash-settled and equity-settled is used in calculating diluted net earnings per common share regardless of how the compensation plan is accounted for.  Accordingly, share units that are reported as cash-settled for accounting purposes may require an adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.

J)                       CASH AND CASH EQUIVALENTS

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

K)                    UPSTREAM ASSETS

EXPLORATION AND EVALUATION

All costs directly associated with the exploration and evaluation of natural gas and liquids reserves are initially capitalized.  Exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined.  These costs include unproved property acquisition costs, geological and geophysical costs, asset retirement costs, exploration and evaluation drilling, sampling and appraisals.  Costs incurred prior to acquiring the legal rights to explore an area are charged directly to net earnings as exploration and evaluation expense.

When an area is determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment.  When an area is determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to net earnings as exploration and evaluation expense.

PROPERTY, PLANT AND EQUIPMENT

All costs directly associated with the development of natural gas and liquids reserves are capitalized on an area-by-area basis.  Development costs include expenditures for areas where technical feasibility and commercial viability has been determined.  These costs include proved property acquisitions, development drilling, completions, gathering and infrastructure, asset retirement costs and transfers of exploration and evaluation assets, less impairments recognized.

Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs.  Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects are excluded from the costs subject to depletion until they are available for use.

For divestitures of properties, a gain or loss is recognized in net earnings.  Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reliably measured.  Where the exchange is measured at fair value, a gain or loss is recognized in net earnings.

L)                      OTHER PROPERTY, PLANT AND EQUIPMENT

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
13

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

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

Borrowing costs are capitalized during the construction phase of qualifying assets.

N)                    BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method.  The acquired identifiable net assets are measured at their fair value at the date of acquisition.  Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill.  Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings.  Associated transaction costs are expensed when incurred.

O)                   GOODWILL

Upon acquisition, goodwill is attributed to the applicable cash-generating unit or aggregated cash-generating units that are expected to benefit from the business combination’s synergies.  Goodwill is attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions.  This represents the lowest level that goodwill is monitored for internal management purposes.  Subsequent measurement of goodwill is at cost less any accumulated impairments.

Goodwill is assessed for impairment at least annually at December 31.  If the goodwill carrying amount for each Division exceeds the recoverable amount of the Division, the associated goodwill is written down with an impairment recognized in net earnings.  The recoverable amounts are determined annually based on the greater of fair value less costs to sell or value in use.  Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units.  Discounted future net cash flows are based on forecast commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the aggregated cash-generating units.

The Company’s reserves are evaluated annually by independent qualified reserves evaluators (“IQREs”).  The cash flows used in determining the recoverable amounts are based on information contained in the IQREs reserves reports and Management’s assumptions based on past experience.

Goodwill impairments are not reversed.

P)                     IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill, is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable.  If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated.  If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings.

Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash inflows.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
14

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell or its value in use.  Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction.

For upstream assets, fair value less costs to sell may be determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the cash-generating unit.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings.  The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

Q)                   ASSETS HELD FOR SALE

Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use.  This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in net earnings in the period measured.  Non-current assets and disposal groups held for sale are presented in current assets and liabilities within the Consolidated Balance Sheet.  Assets held for sale are not depreciated, depleted or amortized.

R)                    PROVISIONS AND CONTINGENCIES

Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and a reliable estimate can be made of the amount of the obligation.  Provisions are measured based on the discounted expected future cash outflows.

ASSET RETIREMENT OBLIGATION

Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants.  The asset retirement obligation is measured at the present value of the expenditure to be incurred.  The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset.  Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the asset retirement obligation.

CONTINGENCIES

When a contingency is substantiated by confirming events, can be reliably measured and will likely result in an economic outflow, a liability is recognized in the Consolidated Financial Statements as the best estimate required to settle the obligation.  A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow.  Contingent assets are only disclosed when the inflow of economic benefits is probable.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
15

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the Consolidated Financial Statements.

S)                     SHARE-BASED PAYMENTS

Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period using fair values.  Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model.  For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized as compensation costs with a corresponding credit to shareholders’ equity.  For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to current liabilities.

Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

T)                     LEASES

Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases.  Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item.  Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments.  Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term.  All other leases are classified as operating leases and the payments are amortized on a straight-line basis over the lease term.

U)                    FINANCIAL INSTRUMENTS

Financial instruments are measured at fair value on initial recognition of the instrument.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “financial liabilities measured at amortized cost” as defined by the accounting standard.

Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets classified as “loans and receivables”, “held-to-maturity”, and “financial liabilities measured at amortized cost” are measured at amortized cost using the effective interest method of amortization.  Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income.

The Company’s financial assets, excluding derivative instruments, are classified as “loans and receivables”.  Financial liabilities, excluding derivative instruments, are classified as “financial liabilities measured at amortized cost”.  All derivative instruments are classified as “held for trading”.

Encana capitalizes long-term debt transaction costs, premiums and discounts.  These costs are capitalized within long-term debt and amortized using the effective interest method.

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments classified as “held for trading” and are recorded at fair value.  These instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings.  Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenue as the contracts are settled.  Unrealized gains and losses are recognized in revenue at the end of each respective reporting period based on the changes in fair value of the contracts.  Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
16

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

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

V)                      NEW PRONOUNCEMENTS ADOPTED

Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

W)                  RECENT PRONOUNCEMENTS ISSUED

As of January 1, 2013, the following standards and amendments issued by the IASB become effective:

•

IFRS 10, “Consolidated Financial Statements”, which is the result of the IASB’s project to replace Standing Interpretations Committee 12, “Consolidation – Special Purpose Entities” and the consolidation requirements of IAS 27, “Consolidated and Separate Financial Statements”. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity.

•

IFRS 11, “Joint Arrangements”, which is the result of the IASB’s project to replace IAS 31, “Interests in Joint Ventures”. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.  Under IAS 31, joint ventures could be proportionately consolidated.

•

IFRS 12, “Disclosure of Interests in Other Entities”, which outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements.

•

IFRS 13, “Fair Value Measurement”, which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements. The standard applies where fair value measurements are required and does not require new fair value measurements.

•	IAS 19, “Employee Benefits”, which amends the recognition and measurement of defined benefit pension expense and expands disclosures for all employee benefit plans.

•

IFRS 7, “Financial Instruments: Disclosures”, which requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements.  Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, “Financial Instruments: Presentation” to clarify the existing requirements for offsetting financial instruments in the balance sheet.  The amendments to IAS 32 are effective as of January 1, 2014.

As of January 1, 2015, the following standard issued by the IASB becomes effective:

•

IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  The impairment and hedge accounting principles to be included in IFRS 9 have not yet been issued by the IASB.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
17

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

As disclosed in Note 2, Encana is adopting U.S. GAAP and will be reporting its first quarter 2012 results in accordance with U.S. GAAP.  As a result, the above new IASB standards and amendments will not be adopted.  If Encana continued to report under IFRS, the Company expects that the new IASB standards and amendments would not have a material impact on the Company’s Consolidated Financial Statements.

4.      Segmented Information

Encana is organized into Divisions which represent the Company’s operating and reportable segments as follows:

•

Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.  Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.  The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•

USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.  Four key resource plays are located in the Division:  (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and North Texas.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production.  These results are included in the Canadian and USA Divisions.  Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.

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

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
18

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

RESULTS OF OPERATIONS

SEGMENT AND GEOGRAPHIC INFORMATION

	Canadian Division		USA Division		Market Optimization
For the years ended December 31	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$2,872	$2,829	$4,022	$4,275	$703	$797

Expenses
Production and mineral taxes	15	8	183	209	-	-
Transportation	250	197	728	662	-	-
Operating	613	559	444	467	40	34
Purchased product	-	-	-	-	635	739
	1,994	2,065	2,667	2,937	28	24
Exploration and evaluation	9	4	133	51	-	-
Depreciation, depletion and amortization	1,411	1,286	1,922	1,954	12	11
Impairments	199	496	1,105	-	-	-
(Gain) loss on divestitures	(8)	(86)	(323)	(53)	-	-
	$383	$365	$(170)	$985	$16	$13

			Corporate & Other		Consolidated
For the years ended December 31			2011	2010	2011	2010

Revenues, Net of Royalties			$870	$969	$8,467	$8,870

Expenses
Production and mineral taxes			-	-	198	217
Transportation			-	-	978	859
Operating			(23)	-	1,074	1,060
Purchased product			-	-	635	739
			893	969	5,582	5,995
Exploration and evaluation			-	10	142	65
Depreciation, depletion and amortization			78	67	3,423	3,318
Impairments			-	-	1,304	496
(Gain) loss on divestitures			5	(2)	(326)	(141)
			$810	$894	1,039	2,257
Accretion of asset retirement obligation					51	48
Administrative					348	361
Interest					468	501
Foreign exchange (gain) loss, net					170	(250)
					1,037	660
Net Earnings Before Income Tax					2	1,597
Income tax expense (recovery)					(126)	427
Net Earnings					$128	$1,170

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
19

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

RESULTS OF OPERATIONS

PRODUCT AND DIVISIONAL INFORMATION

	Canadian Division
	Gas		Oil & NGLs		Other
For the years ended December 31	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$2,376	$2,480	$453	$305	$43	$44

Expenses
Production and mineral taxes	10	7	5	1	-	-
Transportation	245	194	5	3	-	-
Operating	589	528	10	16	14	15
Operating Cash Flow	$1,532	$1,751	$433	$285	$29	$29

					Total
					2011	2010

Revenues, Net of Royalties					$2,872	$2,829

Expenses
Production and mineral taxes					15	8
Transportation					250	197
Operating					613	559
Operating Cash Flow					$1,994	$2,065

	USA Division
	Gas		Oil & NGLs		Other
For the years ended December 31	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$3,664	$3,912	$295	$244	$63	$119

Expenses
Production and mineral taxes	157	185	26	24	-	-
Transportation	728	662	-	-	-	-
Operating	423	391	3	-	18	76
Operating Cash Flow	$2,356	$2,674	$266	$220	$45	$43

					Total
					2011	2010

Revenues, Net of Royalties					$4,022	$4,275

Expenses
Production and mineral taxes					183	209
Transportation					728	662
Operating					444	467
Operating Cash Flow					$2,667	$2,937

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
20

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

CAPITAL EXPENDITURES

For the years ended December 31	2011	2010

Capital Expenditures
Canadian Division	$2,022	$2,206
USA Division	2,423	2,495
Market Optimization	2	2
Corporate & Other	131	61
	$4,578	$4,764

Capital expenditures include capitalized exploration and evaluation costs and property, plant and equipment (See Notes 11 and 12).

ASSETS BY SEGMENT

	Exploration and Evaluation		Property, Plant and Equipment
As at December 31	2011	2010	2011	2010

Canadian Division	$1,557	$1,114	$10,937	$11,678
USA Division	901	1,044	11,146	12,922
Market Optimization	-	-	108	121
Corporate & Other	-	-	1,722	1,424
	$2,458	$2,158	$23,913	$26,145

	Goodwill		Total Assets
As at December 31	2011	2010	2011	2010

Canadian Division	$1,171	$1,252	$14,817	$14,422
USA Division	445	473	13,586	15,157
Market Optimization	-	-	159	193
Corporate & Other	-	-	5,356	3,811
	$1,616	$1,725	$33,918	$33,583

ASSETS BY GEOGRAPHIC REGION

	Exploration and Evaluation		Property, Plant and Equipment
As at December 31	2011	2010	2011	2010

Canada	$1,557	$1,114	$12,705	$13,173
United States	901	1,044	11,208	12,972
Other Countries	-	-	-	-
Total	$2,458	$2,158	$23,913	$26,145

	Goodwill		Total Assets
As at December 31	2011	2010	2011	2010

Canada	$1,171	$1,252	$19,862	$18,115
United States	445	473	14,000	15,437
Other Countries	-	-	56	31
Total	$1,616	$1,725	$33,918	$33,583

EXPORT SALES

Sales of natural gas, oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $266 million (2010 – $292 million).

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
21

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

MAJOR CUSTOMERS

In connection with the marketing and sale of Encana’s produced and purchased natural gas, oil and NGLs for the year ended December 31, 2011, the Company had one customer (2010 – one) which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties. Sales to this customer, which has a high-quality investment grade credit rating, were approximately $831 million (2010 – $1,055 million).  Of this amount, $359 million (2010 – $320 million) was recorded in the Canadian Division and $472 million (2010 – $735 million) was recorded in the USA Division.

5.      Acquisitions and Divestitures

For the years ended December 31	2011	2010

Acquisitions
Canadian Division	$410	$592
USA Division	105	141
Total Acquisitions	$515	$733
Divestitures
Canadian Division	$(350)	$(288)
USA Division	(1,730)	(595)
Total Divestitures	$(2,080)	$(883)

ACQUISITIONS

Acquisitions in the Canadian and USA Divisions primarily include the purchase of various strategic exploration and evaluation lands and properties that complement existing assets within Encana’s portfolio.  For the year ended December 31, 2011, acquisitions totaled $515 million (2010 – $733 million).

DIVESTITURES

Divestitures in the Canadian and USA Divisions primarily include the sale of non-core assets.  For the year ended December 31, 2011, these Divisions received total proceeds on the sale of assets of $2,080 million (2010 – $883 million), resulting in a net gain on divestitures of $331 million (2010 – net gain of $139 million).

During the year ended December 31, 2011, the Canadian Division sold its interest in the Cabin natural gas processing plant for proceeds of $48 million and the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $296 million, its South Piceance natural gas gathering assets for proceeds of $547 million and its North Texas natural gas producing properties for proceeds of $836 million.  Cash taxes increased by $114 million as a result of the sale of the South Piceance assets and the North Texas assets.  See Note 10 for further information relating to the sale of the North Texas assets.

Divestiture amounts above are net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

6.      Interest

For the years ended December 31	2011	2010

Interest Expense – Debt	$488	$485
Interest Expense – Other	(20)	16
	$468	$501

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
22

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

7.      Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2011	2010

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$107	$(282)
Translation of U.S. dollar risk management contracts issued from Canada	(11)	4
	96	(278)
Settlement of Intercompany Transactions and Net Investment in Foreign Operations	55	2
Non-operating Foreign Exchange (Gain) Loss	151	(276)

Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	19	26
	$170	$(250)

8.      Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2011	2010

Current Tax
Canada	$(324)	$(213)
United States	116	1
Other Countries	71	70
Adjustment in respect of prior periods	(37)	(71)
Total Current Tax Expense (Recovery)	(174)	(213)
Deferred Tax on the origination and reversal of temporary differences	42	564
Adjustment in respect of prior periods	6	76
Total Deferred Tax Expense	48	640
Income Tax Expense (Recovery)	$(126)	$427

The current and deferred tax amounts in respect of prior periods arose from adjustments to estimates and income tax reassessments received during the year.

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2011	2010

Net Earnings Before Income Tax	$2	$1,597
Canadian Statutory Rate	26.5%	28.2%
Expected Income Tax	1	450
Effect on Taxes Resulting from:
Statutory and other rate differences	(63)	50
Effect of legislative changes	-	6
International financing	(65)	(78)
Foreign exchange (gains) losses not included in net earnings	(3)	6
Non-taxable capital (gains) losses	20	(38)
Other	(16)	31
	$(126)	$427

The Canadian statutory tax rate decreased to 26.5% in 2011 from 28.2% in 2010 as a result of tax legislation enacted in 2007.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
23

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The deferred tax charged (credited) to the Statement of Earnings and the net deferred income tax liability consists of the following:

	Statement of Earnings		Balance Sheet
For the years ended / As at December 31	2011	2010	2011	2010

Deferred Tax Liabilities
Property, plant and equipment	$(151)	$555	$3,793	$3,972
Risk management	266	294	640	377
Unrealized foreign exchange gain	(53)	27	182	240
Timing of partnership items	-	(77)	-	-
Other	(3)	(1)	-	3

Deferred Tax Assets
Non-capital and operating losses	164	(105)	(119)	(285)
Alternative minimum and foreign tax credits	(114)	(38)	(152)	(38)
Compensation plans	1	2	(92)	(94)
Accrued and unpaid expenses	7	(3)	(75)	(82)
Other	(69)	(14)	(91)	(25)
Net Deferred Income Tax	$48	$640	$4,086	$4,068

Analysis of movements in the year			2011	2010

As at January 1			$4,068	$3,360
Charged (credited) to net earnings			48	640
Foreign currency translation adjustment			(30)	68
As at December 31			$4,086	$4,068

Net deferred income tax liabilities of approximately 12 percent are expected to reverse within 12 months.

The aggregate temporary difference associated with investments in subsidiaries for which no deferred tax liabilities have been recognized is $7.2 billion (2010 – $6.8 billion).

The approximate amounts of tax pools available are summarized below.  Deferred tax assets have been recognized for all of the tax pools.  Included in the tax pools are $476 million (2010 – $978 million) related to non-capital and net capital losses available for carry forward to reduce taxable income in future years. The non-capital losses expire between 2015 and 2031.

As at December 31	2011	2010

Canada	$7,852	$8,086
United States	5,037	6,200
	$12,889	$14,286

9.      Accounts Receivable and Accrued Revenues

As at December 31	2011	2010

Trade Receivables and Accrued Revenues	$972	$980
Prepaids and Other Deposits	101	123
	$1,073	$1,103

Current trade and other receivables are non-interest bearing.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
24

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The analysis of trade receivables and accrued revenues that are past due but not impaired is as follows:

			Past due but not impaired
As at December 31	Total	Neither past due nor impaired	30 to 60 days	61 to 120 days	Over 120 days

2011	$972	$889	$33	$24	$26
2010	$980	$893	$19	$28	$40

In determining the recoverability of trade receivables that are past due but not impaired, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties.  See Note 22 for further information about credit risk.

10.    Assets Held for Sale

As at December 31, 2011	Canadian Division	USA Division	Total

Assets Held for Sale
Exploration and evaluation (See Note 11)	$2	$-	$2
Property, plant and equipment, net (See Note 12)	621	116	737
Goodwill (See Note 14)	54	-	54
	$677	$116	$793

Liabilities Associated with Assets Held for Sale
Asset retirement obligation (See Note 18)	$16	$1	$17

On December 7, 2011, Encana announced that it had agreed to sell two natural gas processing plants in the Cutbank Ridge area of British Columbia and Alberta for approximately C$920 million.  The assets of $352 million and associated liabilities of $16 million represent a disposal group within the Company’s Canadian Division and are presented as held for sale as at December 31, 2011. The sale closed on February 9, 2012 and the proceeds have been received.

On November 3, 2011, Encana announced that it had agreed to sell the Company’s North Texas natural gas producing assets in the Fort Worth Basin.  On December 22, 2011, Encana further announced the majority of the sale had closed and the Company has received net proceeds of approximately $836 million.  The remaining assets of $116 million and associated liabilities of $1 million represent a disposal group within the Company’s USA Division and are presented as held for sale as at December 31, 2011.  On February 7, 2012, Encana received additional proceeds of $91 million.  The remainder of the sale, for proceeds of approximately $24 million, is subject to completion of additional closing conditions and is expected to close in the first quarter of 2012.

During 2011, Encana entered into negotiations with Mitsubishi Corporation (“Mitsubishi”) to jointly develop certain undeveloped lands owned by Encana.  On February 17, 2012, Encana announced that the Company and Mitsubishi had entered into a partnership agreement for the development of Cutbank Ridge lands in British Columbia. Under the agreement, Encana will own 60 percent and Mitsubishi will own 40 percent of the partnership.  Mitsubishi will pay approximately C$1.45 billion on closing and will invest approximately C$1.45 billion in addition to its 40 percent of the partnership’s future capital investment for a commitment period, which is expected to be about five years, thereby reducing Encana’s capital funding commitments to 30 percent of the total expected capital investment over that period.  The transaction does not include any of Encana’s current Cutbank Ridge production, processing plants, gathering systems or the Company’s Alberta landholdings.  As at December 31, 2011, assets of $325 million related to this transaction represent a disposal group within the Company’s Canadian Division and are presented as held for sale.  The transaction is expected to close by the end of February 2012.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
25

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

11. Exploration and Evaluation

	Canadian Division	USA Division	Corporate & Other	Total

As at January 1, 2010	$ 729	$ 1,146	$ 10	$ 1,885
Capital expenditures	74	342	-	416
Transfers to property, plant and equipment (See Note 12)	-	(303)	-	(303)
Exploration and evaluation expense	-	(40)	(10)	(50)
Acquisitions	282	96	-	378
Divestitures	(16)	(199)	-	(215)
Foreign currency translation and other	45	2	-	47
As at December 31, 2010	$ 1,114	$ 1,044	$ -	$ 2,158
Capital expenditures	174	180	-	354
Transfers to property, plant and equipment (See Note 12)	-	(236)	-	(236)
Exploration and evaluation expense	-	(122)	-	(122)
Acquisitions	332	53	-	385
Divestitures	(27)	(19)	-	(46)
Reclassification to assets held for sale (See Note 10)	(2)	-	-	(2)
Foreign currency translation and other	(34)	1	-	(33)
As at December 31, 2011	$ 1,557	$ 901	$ -	$ 2,458

During 2011, $122 million in previously capitalized exploration and evaluation costs primarily related to the West Texas assets were deemed not commercially viable and were recognized as exploration and evaluation expense.

During 2011, $20 million in costs were charged directly to exploration and evaluation expense in the Consolidated Statement of Earnings (2010 – $15 million).

During 2010, $50 million in previously capitalized exploration and evaluation costs related to the Marcellus and Greenland assets were deemed not commercially viable and were recognized as exploration and evaluation expense.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
26

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

12. Property, Plant and Equipment, Net

Cost

	Canadian Division	USA Division	Market Optimization	Corporate & Other	Total

As at January 1, 2010	$22,143	$19,875	$214	$1,239	$43,471
Capital expenditures	2,132	2,153	2	61	4,348
Transfers from exploration and evaluation (See Note 11)	-	303	-	-	303
Acquisitions	362	122	-	-	484
Divestitures	(630)	(752)	-	1	(1,381)
Change in asset retirement cost	151	2	-	-	153
Assets under construction	101	-	-	393	494
Foreign currency translation and other	1,204	-	11	76	1,291
As at December 31, 2010	$25,463	$21,703	$227	$1,770	$49,163
Capital expenditures	1,848	2,243	2	131	4,224
Transfers from exploration and evaluation (See Note 11)	-	236	-	-	236
Acquisitions	157	83	-	2	242
Divestitures	(864)	(2,461)	-	(4)	(3,329)
Change in asset retirement cost	112	73	-	-	185
Reclassification to assets held for sale (See Note 10)	(740)	(225)	-	-	(965)
Assets under finance lease	-	158	-	-	158
Assets under construction	79	-	-	251	330
Foreign currency translation and other	(609)	1	(6)	(47)	(661)
As at December 31, 2011	$25,446	$21,811	$223	$2,103	$49,583

Accumulated Depreciation, Depletion and Amortization

	Canadian Division	USA Division	Market Optimization	Corporate & Other	Total

As at January 1, 2010	$11,710	$7,092	$90	$291	$19,183
Depreciation, depletion and amortization	1,286	1,954	11	67	3,318
Impairments	496	-	-	-	496
Divestitures	(364)	(285)	-	-	(649)
Foreign currency translation and other	657	20	5	(12)	670
As at December 31, 2010	$13,785	$8,781	$106	$346	$23,018
Depreciation, depletion and amortization	1,411	1,922	12	78	3,423
Impairments	199	1,105	-	-	1,304
Reclassification to assets held for sale (See Note 10)	(119)	(109)	-	-	(228)
Divestitures	(448)	(1,051)	-	-	(1,499)
Foreign currency translation and other	(319)	17	(3)	(43)	(348)
As at December 31, 2011	$14,509	$10,665	$115	$381	$25,670

Net Book Value

	Canadian Division	USA Division	Market Optimization	Corporate & Other	Total

As at January 1, 2010	$10,433	$12,783	$124	$948	$24,288
As at December 31, 2010	$11,678	$12,922	$121	$1,424	$26,145
As at December 31, 2011	$10,937	$11,146	$108	$1,722	$23,913

During 2011, the Company entered into a finance lease arrangement whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years.  The Company recorded an asset under finance lease with a corresponding finance lease obligation totaling $158 million.  Subsequent to entering into the arrangement, $155 million of the finance lease obligation was paid by Encana.  As at December 31, 2011, the carrying value of the equipment under finance lease is $147 million.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
27

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

At December 31, 2011, Encana recognized a $199 million impairment (2010 – $496 million) relating to the Company’s Canadian offshore natural gas assets.  The impairments resulted primarily from the decline in forecast natural gas prices.

At December 31, 2011, Encana recognized a $1,092 million impairment (2010 – nil) relating to the Company’s East Texas natural gas producing assets.  The impairment resulted from the decline in forecast natural gas prices and a change in future development plans.

The impairments relate to specific cash-generating units and were based on the difference between the net book value of the assets and the recoverable amounts.  The recoverable amounts were determined using fair value less costs to sell based on discounted after-tax future net cash flows of proved and probable reserves using forecast prices and costs.  The future net cash flows were discounted using 10 percent.  The forecast prices used to determine fair value reflect the following benchmark prices, adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content, and quality.

(average for the period)	2012	2013	2014	2015	2016	2017 - 2021	Thereafter

Natural Gas
AECO (C$/MMBtu)	3.49	4.13	4.59	5.05	5.51	5.97 - 6.58	+2%/year
Henry Hub ($/MMBtu)	3.80	4.50	5.00	5.50	6.00	6.50 - 7.17	+2%/year

Liquids
Edmonton – Light Sweet (C$/bbl)	97.96	101.02	101.02	101.02	101.02	101.02 - 108.73	+2%/year
WTI ($/bbl)	97.00	100.00	100.00	100.00	100.00	100.00 - 107.56	+2%/year

In December 2011, Encana announced that the sale of the North Texas natural gas producing assets had been partially completed.  The remaining assets to be divested in the transaction have been written down to fair value and the Company has recognized an impairment of $13 million.  The remaining assets have been classified as held for sale as disclosed in Note 10.

In 2008, Encana signed a contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project.  As at December 31, 2011, the Canadian Division property, plant, and equipment and total assets includes Encana’s accrual to date of $607 million (2010 – $528 million) related to this offshore facility as an asset under construction.

In 2007, Encana announced that it had entered into a 25 year lease agreement with a third-party developer for The Bow office project.  As at December 31, 2011, Corporate and Other property, plant, and equipment and total assets includes Encana’s accrual to date of $1,309 million (2010 – $1,090 million) related to this office project as an asset under construction.

Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and as disclosed in Note 16.  There is no effect on the Company’s current net earnings or cash flows related to the capitalization of the PFC or The Bow office project.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
28

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

13. Investments and Other Assets

As at December 31	2011	2010

Cash Held in Escrow	$469	$86
Long-Term Receivable	83	80
Long-Term Investments and Other	211	30
	$763	$196

Cash held in escrow represents restricted cash that is not available for general operating use.  This amount includes monies received from counterparties related to jointly controlled assets totaling $69 million and $400 million, which has been placed in escrow for a possible qualifying like-kind exchange for U.S. tax purposes.

14. Goodwill

As at December 31	2011	2010

Canadian Division	$1,171	$1,252
USA Division	445	473
	$1,616	$1,725

Goodwill associated with the Canadian Division’s Cutbank Ridge assets held for sale, as disclosed in Note 10, reduced the goodwill balance by $54 million as at December 31, 2011.  Goodwill associated with the divestiture of the North Texas assets in the USA Division, as disclosed in Note 5, reduced the goodwill balance by $28 million as at December 31, 2011. Goodwill was not associated with the divestiture of any other assets in the Canadian Division or the USA Division in 2011 or 2010.  The remaining change in the Canadian Division’s goodwill balance reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2011.  The recoverable amounts used to assess goodwill were determined using fair value less costs to sell.  Fair value less costs to sell was estimated for the cash-generating units using the after-tax future net cash flows of proved and probable reserves based on forecast prices and costs, discounted at 10 percent.  The future net cash flows were based primarily on information contained within reserve reports provided by Encana’s IQREs.  Forecast prices used to determine fair value in the assessment of goodwill were consistent with the forecast prices used to determine the fair value of Encana’s upstream assets as disclosed in Note 12.  The discount rate of 10 percent is reassessed at each year end and has remained consistent for goodwill impairment assessments completed as at December 31, 2011 and 2010.   As at December 31, 2011, it was determined that the discount rate for the Canadian Division and the USA Division would have to increase to 13 percent and 13 percent, respectively, to result in a goodwill impairment.

As at December 31, 2011 and December 31, 2010, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units.  Accordingly, no impairments were recognized.

15. Accounts Payable and Accrued Liabilities

As at December 31	2011	2010

Trade Payables	$579	$458
Accruals	1,607	1,678
Interest Payable	124	133
	$2,310	$2,269

Payables and accruals are non-interest bearing.  Accruals include capital, production, royalty, mineral tax, market optimization and long-term incentive accruals.  Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 17.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
29

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

16. Other Liabilities and Provisions

As at December 31	2011	2010

Asset under Construction – The Bow office project (See Note 12)	$1,309	$1,090
Asset under Construction – Production Field Centre (“PFC”) (See Note 12)	607	528
Pensions and Other Post-employment Benefits (See Note 21)	109	108
Other	23	32
	$2,048	$1,758

As described in Note 12, Encana has recognized The Bow office project as an asset under construction.  The construction costs have been recognized as an asset with a corresponding liability.  During 2012, Encana will assume occupancy of The Bow office premises, at which time the Company will commence payments to the third-party developer.  Over the 25 year term of the agreement, Encana will depreciate The Bow asset and reduce the accrued liability.  At the conclusion of the 25 year term, the remaining asset and corresponding liability will be derecognized.  The total undiscounted future payments related to The Bow office commitment are below.  In conjunction with the Split Transaction as described in Note 20, Encana has subleased part of The Bow office space to Cenovus.  Expected sublease recoveries from Cenovus are disclosed below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total

Expected future payments	$38	$90	$91	$92	$93	$2,112	$2,516
Sublease recoveries	$(25)	$(45)	$(45)	$(46)	$(46)	$(1,045)	$(1,252)

As described in Note 12, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability as disclosed above.  Upon commencement of operations in 2012, Encana will recognize the PFC as a finance lease.  Encana’s total discounted future payments related to the PFC total $497 million.  The total undiscounted future payments related to the PFC are below.

(undiscounted)	2012	2013	2014	2015	2016	Thereafter	Total

Expected future payments	$45	$89	$89	$89	$89	$310	$711

17. Current and Long-Term Debt

CURRENT DEBT

As at December 31	Note	C$ Principal Amount	2011	2010

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	A	$-	$-	$-
Current Portion of Long-Term Debt	E	500	492	-
		$500	492	-

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A		-	-
Current Portion of Long-Term Debt	E		-	500
			$492	$500

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
30

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

LONG-TERM DEBT

As at December 31	Note	C$ Principal Amount	2011	2010

Canadian Dollar Denominated Debt
4.30% due March 12, 2012		$500	$492	$503
5.80% due January 18, 2018		750	737	754
Canadian Unsecured Notes	B	$1,250	1,229	1,257

U.S. Dollar Denominated Debt
6.30% due November 1, 2011			-	500
4.75% due October 15, 2013			500	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	-
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	-
U.S. Unsecured Notes	B		6,900	6,400
Total Principal	F		8,129	7,657

Increase in Value of Debt Acquired	C		46	50
Debt Discounts and Transaction Costs	D		(92)	(78)
Current Portion of Long-Term Debt	E		(492)	(500)
			$7,591	$7,129

A)                    REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2011, the Company issued commercial paper and borrowed on its revolving credit facilities.  There are no outstanding balances at December 31, 2011.  Standby fees paid in 2011 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $5 million (2010 – $5 million).

Canadian Revolving Credit and Term Loan Borrowings

At December 31, 2011, Encana had in place a committed revolving bank credit facility for C$4.0 billion or its equivalent amount in U.S. dollars ($3.9 billion). The facility, which matures in October 2015, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate or Bankers’ Acceptances plus applicable margins, or at LIBOR plus applicable margins.  At December 31, 2011, $3.9 billion of the revolving bank credit facility remains unused.

U.S. Revolving Credit and Term Loan Borrowings

At December 31, 2011, one of Encana’s subsidiaries had in place a committed revolving bank credit facility for $1.0 billion. The facility, which matures in October 2015, is guaranteed by Encana Corporation and is fully revolving up to maturity.  The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or at LIBOR plus applicable margins.  At December 31, 2011, $999 million of the revolving bank credit facility remains unused.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
31

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

B)                    UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures.

Canadian Unsecured Notes

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion ($2.0 billion).  The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was filed in May 2011 and expires in June 2013.  At December 31, 2011, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

U.S. Unsecured Notes

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

On November 14, 2011, Encana completed a public offering in the U.S. of senior unsecured notes of $600 million with a coupon rate of 3.90 percent due November 15, 2021 and $400 million with a coupon rate of 5.15 percent due November 15, 2041.  The net proceeds of the offering totaling $989 million were used to repay a portion of Encana’s commercial paper indebtedness, a portion of which was incurred to repay Encana’s $500 million 6.30 percent notes that matured November 1, 2011.

At December 31, 2011, $3.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

The 5.80 percent notes due May 1, 2014 were issued by the Company’s indirect wholly owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

C)                    INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 19 years.

D)                    DEBT DISCOUNTS AND TRANSACTION COSTS

Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method.  During 2011, $23 million (2010 – nil) in transaction costs and discounts have been capitalized related to the issuance of U.S. unsecured notes and the renewal of the credit facilities.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
32

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

E)                     CURRENT PORTION OF LONG-TERM DEBT

As at December 31	C$ Principal Amount	2011	2010

6.30% due November 1, 2011	$-	$-	$500
4.30% due March 12, 2012	500	492	-
	$500	$492	$500

F)                      MANDATORY DEBT PAYMENTS

As at December 31	C$ Principal Amount	US$ Principal Amount	Total US$ Equivalent

2012	$500	$-	$492
2013	-	500	500
2014	-	1,000	1,000
2015	-	-	-
2016	-	-	-
Thereafter	750	5,400	6,137
Total	$1,250	$6,900	$8,129

18. Asset Retirement Obligation

As at December 31	2011	2010

Asset Retirement Obligation, Beginning of Year	$953	$819
Liabilities Incurred	43	104
Liabilities Settled	(49)	(26)
Liabilities Divested	(75)	(79)
Reclassification to Liabilities Associated with Assets Held for Sale (See Note 10)	(17)	-
Change in Estimated Future Cash Outflows	153	55
Accretion Expense	51	48
Foreign Currency Translation and Other	(16)	32
Asset Retirement Obligation, End of Year	$1,043	$953

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives. The Company has recognized an obligation of $1,043 million based on the best estimate of the expenditures to be incurred, of which $128 million is expected to be incurred within one to three years and $915 million thereafter.  Actual costs may differ from those estimated due to changes in legislation and changes in costs.  The Company’s December 31, 2011 obligation reflects the remeasurement of the liability and has been discounted using a weighted average credit-adjusted risk-free rate of 5.1 percent (2010 – 5.4 percent).  The change in estimated future cash outflows includes $69 million (2010 – $110 million) as a result of the change in the discount rate.  The total undiscounted amount of estimated cash flows required to settle the obligation is $4,353 million (2010 – $4,696 million).  Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at that time.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
33

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

19. Capital Structure

The Company’s capital structure consists of shareholders’ equity plus debt, defined as current and long-term debt.  The Company’s objectives when managing its capital structure are to:

i)                 maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)              finance internally generated growth, as well as potential acquisitions.

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt. The Company’s capital management objectives and approach to managing its capital structure have remained unchanged.

In managing the Company’s capital structure, the Company monitors several non-GAAP financial metrics as indicators of the Company’s overall financial strength.  Key metrics currently monitored include Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization.  Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

The financial metrics monitored by Management are calculated below.  As at December 31, 2011, Debt to Debt Adjusted Cash Flow was 1.8 times (2010 – 1.6 times), Debt to Adjusted EBITDA was 1.9 times (2010 – 1.6 times) and Debt to Capitalization was 33 percent (2010 – 31 percent).  The metrics presented may not be comparable to similar measures presented by other companies.

Debt to Debt Adjusted Cash Flow

As at December 31	2011	2010

Debt	$8,083	$7,629

Net Earnings	$128	$1,170
Add (deduct):
Exploration and evaluation	122	50
Depreciation, depletion and amortization	3,423	3,318
Impairments	1,304	496
(Gain) loss on divestitures	(326)	(141)
Accretion of asset retirement obligation	51	48
Deferred income taxes	48	640
Cash tax on sale of assets	114	-
Unrealized (gain) loss on risk management	(879)	(945)
Unrealized foreign exchange (gain) loss	96	(278)
Other	94	79
Cash Flow	4,175	4,437
Interest expense, after tax	344	360
Debt Adjusted Cash Flow	$4,519	$4,797

Debt to Debt Adjusted Cash Flow	1.8x	1.6x

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
34

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Debt to Adjusted EBITDA

As at December 31	2011	2010

Debt	$8,083	$7,629

Net Earnings	$128	$1,170
Add (deduct):
Interest	468	501
Income tax expense (recovery)	(126)	427
Exploration and evaluation	142	65
Depreciation, depletion and amortization	3,423	3,318
Impairments	1,304	496
(Gain) loss on divestitures	(326)	(141)
Accretion of asset retirement obligation	51	48
Foreign exchange (gain) loss, net	170	(250)
Unrealized (gain) loss on risk management	(879)	(945)
Adjusted EBITDA	$4,355	$4,689

Debt to Adjusted EBITDA	1.9x	1.6x

Debt to Capitalization Ratio

As at December 31	2011	2010

Debt	$8,083	$7,629
Shareholders’ Equity	16,324	16,833

Capitalization	$24,407	$24,462

Debt to Capitalization Ratio	33%	31%

20. Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31	2011		2010

(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	736.3	$2,319	751.3	$2,360
Common Shares Issued under Option Plans	-	2	0.4	5
Share-Based Compensation	-	-	-	2
Common Shares Purchased	-	-	(15.4)	(48)

Common Shares Outstanding, End of Year	736.3	$2,321	736.3	$2,319

NORMAL COURSE ISSUER BID

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid (“NCIB”).  Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the most recent NCIB, which commenced on December 14, 2010 and expired on December 13, 2011.  The Company has not renewed its NCIB and did not purchase any common shares during 2011.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
35

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.  Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

DIVIDENDS

For the year ended December 31, 2011, Encana declared and paid dividends of $0.80 (2010 – $0.80) per common share totaling $588 million (2010 – $590 million).  On February 16, 2012, the Board declared a dividend of $0.20 per common share payable on March 30, 2012.

ENCANA STOCK OPTION PLAN

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options were granted.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at December 31, 2011 have associated TSARs attached.  In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.  In addition, certain stock options granted are performance-based.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures.  See Note 21 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2011, there were 10.9 million common shares reserved for issuance under stock option plans (2010 – 11.8 million).

ENCANA RESTRICTED SHARE UNITS

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.  See Note 21 for further information on Encana’s outstanding RSUs.

ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies – Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”).  In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units.  Share units include TSARs, Performance TSARs, Stock Appreciation Rights (“SARs”) and Performance SARs.  The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees.  Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus.  The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 21 and 22).  There is no impact on Encana’s net earnings for the share units held by Cenovus employees.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
36

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

TSARs and Performance TSARs held by Cenovus employees will expire by December 2014.  No further Encana share units will be granted to Cenovus employees.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares.  The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at December 31, 2011:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price

Encana TSARs held by Cenovus employees
Outstanding, End of Year	4.3	32.39
Exercisable, End of Year	3.6	33.01

Encana Performance TSARs held by Cenovus employees
Outstanding, End of Year	6.1	31.68
Exercisable, End of Year	4.9	32.37

PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

For the years ended December 31 (in millions)	2011	2010

Weighted Average Common Shares Outstanding
Basic	736.3	739.7
Diluted	737.9	741.7

Outstanding TSARs, Performance TSARs and RSUs can be exchanged for common shares of Encana in accordance with the terms of the plans.  As a result, they are considered potentially dilutive and are included in the calculation of Encana’s diluted net earnings per share calculation when they are dilutive for the period.

For purposes of calculating the diluted net earnings per common share for the year ended December 31, 2011, the cash-settled calculation was determined to be the most dilutive and no adjustment was made to net earnings.  For the year ended December 31, 2010, the equity-settled calculation was determined to be the most dilutive.  Under the equity-settled method, the calculation adjusts the reported net earnings for applicable cash-settled share units as if they were accounted for as equity instruments.  Accordingly, net earnings were reduced by $17 million for the purposes of calculating diluted net earnings per common share.

PAID IN SURPLUS

As at December 31, 2011, the paid in surplus balance of $4 million relates to RSUs (See Note 21).

21. Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees.  They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan.  The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
37

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.  RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

As at December 31, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.97 percent, dividend yield of 4.19 percent, volatility of 31.59 percent, expected term of 2.0 years and an Encana market share price of C$18.89.  As at December 31, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.97 percent, dividend yield of 2.36 percent, volatility of 32.48 percent, expected term of 0.9 years and a Cenovus market share price of C$33.83.  For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical and implied volatility rates.

The amounts recognized for share-based payment transactions are as follows:

For the year ended December 31	2011	2010

Compensation Costs recorded for Cash-Settled Transactions	$28	$36
Compensation Costs recorded for Equity-Settled Transactions	-	2
Total Compensation Costs	28	38
Less: Total Compensation Costs Capitalized	(14)	(11)
Total Compensation Expense	$14	$27

Liability for Cash-Settled Share-Based Payment Transactions	$155	$224
Liability for Vested Cash-Settled Share-Based Payment Transactions	$40	$78

Of the total compensation expense, $8 million (2010 – $12 million) was included in operating costs and $6 million (2010 – $15 million) was included in administrative expenses.

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2011.

A)                      TANDEM STOCK APPRECIATION RIGHTS

All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached.  In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price.  The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the Encana TSARs held by Encana employees:

As at December 31	2011		2010

	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	14,240,267	30.89	12,473,214	28.85
Granted	9,628,250	25.13	4,796,595	32.59
Exercised – SARs	(3,327,083)	26.08	(2,499,993)	23.97
Exercised – Options	(39,020)	25.45	(97,136)	20.90
Forfeited	(1,111,989)	32.29	(432,413)	32.87
Outstanding, End of Year	19,390,425	28.79	14,240,267	30.89
Exercisable, End of Year	6,258,506	32.64	7,301,991	29.47

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
38

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

As at December 31, 2011	Outstanding Encana TSARs			Exercisable Encana TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

10.00 to 19.99	28,375	4.90	19.35	-	-
20.00 to 29.99	9,398,830	3.51	24.31	2,642,733	29.25
30.00 to 39.99	9,847,670	3.00	32.90	3,500,223	34.79
40.00 to 49.99	114,050	1.41	45.01	114,050	45.01
50.00 to 59.99	1,500	1.39	50.39	1,500	50.39
	19,390,425	3.24	28.79	6,258,506	32.64

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2011		2010
	Outstanding TSARs	Weighted Average Exercise Price	Outstanding TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,213,658	27.81	12,482,694	26.08
Exercised – SARs	(4,081,292)	26.17	(3,847,458)	22.25
Exercised – Options	(55,310)	23.10	(105,469)	19.37
Forfeited	(142,049)	30.01	(316,109)	29.86
Outstanding, End of Year	3,935,007	29.49	8,213,658	27.81
Exercisable, End of Year	3,203,340	30.22	5,977,506	27.38

As at December 31, 2011	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	2,196,637	1.52	26.47	1,465,170	26.55
30.00 to 39.99	1,671,220	1.09	32.93	1,671,020	32.93
40.00 to 49.99	67,150	1.44	42.88	67,150	42.88
	3,935,007	1.34	29.49	3,203,340	30.22

During the year, Encana recorded a reduction in compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs (2010 – reduction of compensation costs of $29 million related to the Encana TSARs and compensation costs of $32 million related to the Cenovus TSARs).

B)                    PERFORMANCE TANDEM SHARE APPRECIATION RIGHTS

From 2007 to 2009, Encana granted Performance TSARs.  In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
39

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2011		2010

	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	9,107,569	31.46	10,461,901	31.42
Exercised – SARs	(504,902)	29.32	(251,443)	29.36
Exercised – Options	(148)	29.04	(171)	29.04
Forfeited	(723,389)	32.48	(1,102,718)	31.51
Outstanding, End of Year	7,879,130	31.50	9,107,569	31.46
Exercisable, End of Year	6,449,374	32.05	4,994,939	31.42

As at December 31, 2011	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs
Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	5,379,019	1.29	29.21	3,949,263	29.27
30.00 to 39.99	2,500,111	1.12	36.44	2,500,111	36.44
	7,879,130	1.24	31.50	6,449,374	32.05

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2011		2010

	Outstanding Performance TSARs	Weighted Average Exercise Price	Outstanding Performance TSARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	8,940,486	28.49	10,462,643	28.42
Exercised – SARs	(2,757,597)	28.22	(410,520)	26.54
Exercised – Options	(3,152)	26.62	(991)	26.46
Forfeited	(428,379)	28.85	(1,110,646)	28.49
Outstanding, End of Year	5,751,358	28.60	8,940,486	28.49
Exercisable, End of Year	4,318,686	29.37	4,827,858	28.49

As at December 31, 2011	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs

Range of Exercise Price (C$)	Number of TSARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of TSARs	Weighted Average Exercise Price

20.00 to 29.99	3,807,547	1.56	26.37	2,374,875	26.43
30.00 to 39.99	1,943,811	1.12	32.96	1,943,811	32.96
	5,751,358	1.41	28.60	4,318,686	29.37

During the year, Encana recorded a reduction in compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs (2010 – reduction of compensation costs of $18 million related to the Encana Performance TSARs and compensation costs of $24 million related to the Cenovus Performance TSARs).

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
40

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

C)                    STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2011		2010

	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,186,616	33.86	2,343,485	33.75
Exercised	(54,800)	28.58	(35,535)	28.98
Forfeited	(159,165)	36.19	(121,334)	33.23
Outstanding, End of Year	1,972,651	33.81	2,186,616	33.86
Exercisable, End of Year	1,580,915	34.97	993,370	35.39

As at December 31, 2011	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	915,491	2.12	28.98	536,183	28.94
30.00 to 39.99	900,260	1.28	36.45	887,832	36.52
40.00 to 49.99	151,900	1.44	46.75	151,900	46.75
50.00 to 59.99	5,000	1.46	50.09	5,000	50.09
	1,972,651	1.68	33.81	1,580,915	34.97

Since 2010, U.S. dollar denominated SARs were granted to eligible employees.  The terms and conditions are similar to the Canadian dollar denominated SARs.  The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2011		2010

	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	4,718,590	30.73	-	-
Granted	8,550,320	24.91	4,864,490	30.73
Exercised	(120,571)	30.74	-	-
Forfeited	(502,870)	31.19	(145,900)	30.71
Outstanding, End of Year	12,645,469	26.78	4,718,590	30.73
Exercisable, End of Year	1,246,480	30.68	5,050	30.68

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
41

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

As at December 31, 2011	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (US$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

10.00 to 19.99	11,375	4.79	18.89	-	-
20.00 to 29.99	5,903,670	4.72	21.75	132,139	27.97
30.00 to 39.99	6,730,424	3.58	31.20	1,114,341	31.00
	12,645,469	4.11	26.78	1,246,480	30.68

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2011		2010

	Outstanding SARs	Weighted Average Exercise Price	Outstanding SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,158,511	30.67	2,323,960	30.55
Exercised	(433,750)	30.02	(44,327)	26.15
Forfeited	(84,186)	32.80	(121,122)	30.11
Outstanding, End of Year	1,640,575	30.73	2,158,511	30.67
Exercisable, End of Year	1,256,180	32.08	979,635	32.08

As at December 31, 2011	Outstanding Cenovus SARs			Exercisable Cenovus SARs

Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	806,325	2.12	26.33	422,690	26.34
30.00 to 39.99	710,300	1.24	33.50	709,540	33.50
40.00 to 49.99	123,950	1.44	43.49	123,950	43.49
	1,640,575	1.69	30.73	1,256,180	32.08

During the year, Encana recorded a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs (2010 – compensation costs of $6 million related to the Encana SARs and compensation costs of $5 million related to the Cenovus SARs).

D)                    PERFORMANCE STOCK APPRECIATION RIGHTS

During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price.  Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures.  Performance SARs that do not vest when eligible are forfeited.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
42

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

As at December 31	2011		2010
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,017,862	32.01	3,471,998	32.00
Exercised	(81,427)	29.04	(52,173)	29.04
Forfeited	(226,378)	32.35	(401,963)	32.26
Outstanding, End of Year	2,710,057	32.07	3,017,862	32.01
Exercisable, End of Year	1,964,907	33.22	1,060,938	33.41

As at December 31, 2011	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	1,599,538	2.12	29.04	854,388	29.04
30.00 to 39.99	1,110,519	1.12	36.44	1,110,519	36.44
	2,710,057	1.71	32.07	1,964,907	33.22

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2011		2010
	Outstanding Performance SARs	Weighted Average Exercise Price	Outstanding Performance SARs	Weighted Average Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,005,998	28.96	3,471,998	28.94
Exercised	(550,313)	29.33	(64,173)	26.27
Forfeited	(173,624)	28.87	(401,827)	29.20
Outstanding, End of Year	2,282,061	28.88	3,005,998	28.96
Exercisable, End of Year	1,536,911	30.15	1,050,358	30.26

As at December 31, 2011	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs
Range of Exercise Price (C$)	Number of SARs	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of SARs	Weighted Average Exercise Price

20.00 to 29.99	1,390,805	2.12	26.27	645,655	26.27
30.00 to 39.99	891,256	1.12	32.96	891,256	32.96
	2,282,061	1.73	28.88	1,536,911	30.15

During the year, Encana recorded a reduction in compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs (2010 – reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $7 million related to the Cenovus Performance SARs).

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
43

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

E)                     PERFORMANCE SHARE UNITS (“PSUs”)

Since 2010, PSUs were granted to eligible employees which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan.  PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period.  Each year, Encana’s performance will be assessed by the Board to determine whether the performance criteria have been met.  Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured.  The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs:

	Outstanding PSUs
As at December 31	2011	2010

Canadian Dollar Denominated
Outstanding, Beginning of Year	875,181	-
Granted	696,845	880,735
Deemed Eligible to Vest	(263,174)	-
Units, in Lieu of Dividends	41,600	23,002
Forfeited	(112,061)	(28,556)
Outstanding, End of Year	1,238,391	875,181

	Outstanding PSUs
As at December 31	2011	2010

U.S. Dollar Denominated
Outstanding, Beginning of Year	795,912	-
Granted	565,225	810,910
Deemed Eligible to Vest	(239,921)	-
Units, in Lieu of Dividends	36,399	21,082
Forfeited	(68,948)	(36,080)
Outstanding, End of Year	1,088,667	795,912

During the year, Encana recorded compensation costs of $15 million related to the outstanding PSUs (2010 – compensation costs of $15 million).

F)                      DEFERRED SHARE UNITS (“DSUs”)

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash.  DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s departure.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs.  The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
44

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The following table summarizes information related to the DSUs:

	Outstanding DSUs

As at December 31	2011	2010

Canadian Dollar Denominated
Outstanding, Beginning of Year	716,893	672,147
Granted	107,967	104,477
Converted from HPR awards	51,620	21,732
Units, in Lieu of Dividends	29,304	20,338
Redeemed	(931)	(101,801)
Outstanding, End of Year	904,853	716,893

During the year, Encana recorded a reduction in compensation costs of $5 million related to the outstanding DSUs (2010 – compensation costs of nil).

G)     RESTRICTED SHARE UNITS

In 2011, RSUs were granted to eligible employees.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.  As at December 31, 2011, Encana plans to settle the RSUs in cash on the vesting date.

The following table summarizes information related to the RSUs:

	Outstanding RSUs

As at December 31	2011	2010

Canadian Dollar Denominated
Outstanding, Beginning of Year	-	-
Granted	1,790,135	-
Units, in Lieu of Dividends	35,362	-
Forfeited	(74,330)	-
Outstanding, End of Year	1,751,167	-

	Outstanding RSUs

As at December 31	2011	2010

U.S. Dollar Denominated
Outstanding, Beginning of Year	-	-
Granted	1,580,575	-
Units, in Lieu of Dividends	30,452	-
Forfeited	(37,456)	-
Outstanding, End of Year	1,573,571	-

During the year, Encana recorded compensation costs of $15 million related to the outstanding RSUs (2010 – compensation costs of nil), of which $4 million has been recorded as paid in surplus.

H)     RESTRICTED CASH PLAN

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date.  The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date.  Since October 2011, Encana recorded compensation costs of $6 million relating to the Restricted Cash Plan grant.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
45

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

I)         PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits (“OPEB”) to its employees in Canada and the U.S.  As of January 1, 2003, the defined benefit pension plan was closed to new entrants.  The average remaining service period of active employees participating in the defined benefit pension plan is six years.  The average remaining service period of the active employees participating in the OPEB plan is 10 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2010 and the next required filing will be as at December 31, 2013.

As at December 31, 2011, the Company’s pension benefit obligation was $344 million (2010 – $313 million) and OPEB obligation was $95 million (2010 – $82 million).  The 2011 pension benefit obligation was determined using the weighted average discount rate of 4.0 percent (2010 – 5.0 percent) and a weighted average rate of compensation increase of 4.11 percent (2010 – 4.15 percent).  The 2011 OPEB obligation was determined using the weighted average discount rate of 4.27 percent (2010 – 5.10 percent) and a weighted average rate of compensation increase of 6.33 percent (2010 – 6.33 percent). The Company’s expected rate of health care inflation is 9.56 percent (2010 – 8.90 percent).  The change in the accrued benefit obligation is below.

	Pension Benefits		OPEB
As at December 31	2011	2010	2011	2010

Accrued Benefit Obligation, Beginning of Year	$313	$277	$82	$62
Current service costs	5	4	12	10
Interest cost	15	16	4	4
Actuarial (gains) losses	39	23	(2)	8
Exchange differences	(8)	15	-	1
Benefits paid	(20)	(22)	(2)	(2)
Change in plan provisions	-	-	1	(1)
Accrued Benefit Obligation, End of Year	$344	$313	$95	$82

The change in fair value of plan assets is as follows:
			Pension Benefits
As at December 31			2011	2010

Fair Value of Plan Assets, Beginning of Year			$276	$251
Expected return on plan assets			17	17
Actuarial gains (losses)			(11)	6
Exchange differences			(6)	14
Employer contributions			19	10
Benefits paid			(20)	(22)
Fair Value of Plan Assets, End of Year			$275	$276

	Pension Benefits		OPEB
As at December 31	2011	2010	2011	2010

Fair Value of Plan Assets, End of Year	$275	$276	$-	$-
Accrued Benefit Obligation, End of Year	344	313	95	82
Funded Status – Plan Assets (less) than Benefit Obligation	(69)	(37)	(95)	(82)
Amounts Not Recognized:
Unamortized net actuarial (gain) loss	58	14	6	8
Unamortized past service costs	-	(2)	-	(1)
Accrued Benefit Asset (Liability)	$(11)	$(25)	$(89)	$(75)
Experience adjustments gain (loss) on plan assets	$(9)	$8	$-	$-
Experience adjustments (gain) loss on plan liabilities	$(2)	$(2)	$-	$-

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
46

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The periodic pension and OPEB expense is as follows:

	Pension Benefits		OPEB
For the years ended December 31	2011	2010	2011	2010

Current service costs	$48	$39	$12	$10
Interest cost	15	16	4	4
Expected return on plan assets	(15)	(15)	-	-
Actuarial gains and losses	-	(3)	-	-
Total Benefit Plans Expense	$48	$37	$16	$14

	Pension Benefits		OPEB
For the years ended December 31	2011	2010	2011	2010

Defined Benefit Plan Expense	$4	$3	$16	$14
Defined Contribution Plan Expense	44	34	-	-
Total Benefit Plans Expense	$48	$37	$16	$14

Of the total benefit plans expense, $52 million (2010 – $42 million) was included in operating costs and $12 million (2010 – $9 million) was included in administrative expenses.

The Company’s pension plan assets were invested in the following as at December 31, 2011:  36 percent Domestic Equity (2010 – 41 percent), 25 percent Foreign Equity (2010 – 23 percent), 33 percent Bonds (2010 – 29 percent), and 6 percent Real Estate and Other (2010 – 7 percent).  The expected long-term rate of return is 6.75 percent.  The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $5.5 million (2010 – $20.7 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

The Company’s contribution to the defined benefit pension plan is subject to the results of the actuarial valuation and direction by the Human Resources and Compensation Committee of the Board. Contributions by the participants to the defined contribution pension and other benefits plans were $0.3 million for the year ended December 31, 2011 (2010 – $0.3 million).  Encana’s contribution to the defined benefit pension plan for the year ended December 31, 2011 was $19 million (2010 – $10 million). The Company expects to contribute $23 million to its pension plans in 2012.  The Company’s OPEB plans are funded on an as required basis.

Total compensation provided to employees in exchange for employment services includes the long-term incentive plans, pension and other post-employment benefits described above, as well as salaries, bonuses and short-term benefits.  Encana’s compensation expense totaled $514 million for the year ended December 31, 2011 (2010 – $461 million).

22.	Financial Instruments and Risk Management

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities, and current and long-term debt.  Risk management assets and liabilities arise from the use of derivative financial instruments.  Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
47

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

A)       FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as discussed in Notes 20 and 21.

Risk management assets and liabilities are recorded at their estimated fair value using quoted market prices which are either directly or indirectly observable at the reporting date.

The fair value of investments and other assets approximates their carrying amount due to the nature of the instruments held.

Current and long-term debt are carried at amortized cost using the effective interest method of amortization.  The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

The fair values of financial assets and liabilities were as follows:

As at December 31	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Held for Trading:
Accounts receivable and accrued revenues (1)	$1	$1	$27	$27
Risk management assets (2)	2,047	2,047	1,234	1,234
Loans and Receivables:
Cash and cash equivalents	732	732	629	629
Accounts receivable and accrued revenues	971	971	953	953
Investments and other assets	469	469	86	86
Financial Liabilities
Held for Trading:
Accounts payable and accrued liabilities (3), (4)	$84	$84	$147	$147
Risk management liabilities (2)	7	7	73	73
Financial Liabilities Measured at Amortized Cost:
Accounts payable and accrued liabilities	2,226	2,226	2,122	2,122
Current and long-term debt	8,083	9,215	7,629	8,488

(1)  Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 20).

(2)  Including current portion.

(3)  Includes amounts due to Cenovus employees for Encana share units held (See Note 20).

(4)  Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 20 and 21).

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
48

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

B)       RISK MANAGEMENT ASSETS AND LIABILITIES

NET RISK MANAGEMENT POSITION

As at December 31	2011	2010

Risk Management
Current asset	$1,806	$729
Long-term asset	241	505
	2,047	1,234

Risk Management
Current liability	1	65
Long-term liability	6	8
	7	73
Net Risk Management Asset	$2,040	$1,161

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS

As at December 31	2011			2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	$2,032	$7	$2,025	$1,234	$63	$1,171
Power	15	-	15	-	10	(10)
Total Fair Value	$2,047	$7	$2,040	$1,234	$73	$1,161

NET FAIR VALUE METHODOLOGIES USED TO CALCULATE UNREALIZED RISK MANAGEMENT POSITIONS

The total net fair value of Encana’s unrealized risk management positions is $2,040 million as at December 31, 2011 ($1,161 million as at December 31, 2010) and has been calculated using both quoted prices in active markets and observable market-corroborated data.

NET FAIR VALUE OF COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2011

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,955 MMcf/d	2012	5.80 US$/Mcf	$1,828
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$/Mcf	237

Basis Contracts (1)

Canada		2012		(20)
United States		2012		(11)
Canada and United States		2013-2015		(11)
				2,023
Other Financial Positions (2)				2
Natural Gas Fair Value Position				2,025

Power Purchase Contracts
Power Fair Value Position				15
Total Fair Value				$2,040

(1)         Encana has entered into swaps to protect against widening natural gas price differentials between production areas including Canada, the U.S. Rockies and Texas, and various sales points.  These basis swaps are priced using both fixed differential prices and differentials determined as a percentage of NYMEX.

(2)         Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
49

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2011	2010

Revenues, Net of Royalties	$955	$1,207
Operating Expenses and Other	(7)	(4)
Gain (Loss) on Risk Management	$948	$1,203

	Unrealized Gain (Loss)
For the years ended December 31	2011	2010

Revenues, Net of Royalties	$854	$947
Operating Expenses and Other	25	(2)
Gain (Loss) on Risk Management	$879	$945

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2011		2010
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,161
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	1,827	$1,827	$2,148
Fair Value of Contracts Realized During the Year	(948)	(948)	(1,203)
Fair Value of Contracts, End of Year	$2,040	$879	$945

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

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities.  To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board.  The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices.  To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has entered into Canadian dollar denominated derivative contracts to help manage its electricity consumption costs.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
50

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant.  The Company has used a 10 percent variability to assess the potential impact of commodity price changes.  Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31, 2011 as follows:

	2011		2010
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural gas price	$(305)	$305	$(447)	$447
Power price	6	(6)	10	(10)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.  This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality.  As at December 31, 2011, cash equivalents include high-grade, short-term securities, placed primarily with governments and financial institutions with strong investment grade ratings.  Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2011, approximately 95 percent (94 percent at December 31, 2010) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

As at December 31, 2011, Encana had four counterparties (2010 – four counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty.  The maximum credit risk exposure associated with accounts receivable and accrued revenues, and risk management assets is the total carrying value.

LIQUIDITY RISK

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company minimizes its liquidity risk by maintaining access to capital markets and managing its capital structure as discussed in Note 19.

In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, debt capital markets and committed revolving bank credit facilities.  As at December 31, 2011, Encana had available unused committed revolving bank credit facilities totaling $4.9 billion, which include C$4.0 billion ($3.9 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary that remains committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $5.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $3.0 billion in the U.S.  These shelf prospectuses expire in June 2013 and May 2012, respectively.  The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
51

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 – 3 Years	4 – 5 Years	6 – 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,310	$-	$-	$-	$-	$2,310
Risk Management Liabilities	1	3	2	1	-	7
Current and Long-Term Debt (1)	965	2,373	762	3,181	7,738	15,019

(1)  Principal and interest.

Encana’s current and long-term debt obligations were $15.0 billion at December 31, 2011.  Further information on current and long-term debt is contained in Note 17.

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities.  As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results.  Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies.  As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt.  As at December 31, 2011, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion at December 31, 2010) and $2.2 billion in debt that was not subject to foreign exchange exposure ($2.3 billion at December 31, 2010).

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss at December 31, 2011 (2010 – $49 million).  The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk.

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities.  The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.

At December 31, 2011, the Company had no floating rate debt.  Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2010 – nil).

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
52

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

23.	Supplementary Information

A)       NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2011	2010

Operating Activities
Accounts receivable and accrued revenues	$8	$190
Inventories	2	6
Accounts payable and accrued liabilities	96	(50)
Income tax payable	(144)	(2,136)
	$(38)	$(1,990)

Investing Activities
Accounts payable and accrued liabilities	$(20)	$(33)

B)       SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2011	2010

Interest Paid	$486	$507
Income Taxes Paid (Recovered)	$(88)	$2,024

24.	Related Party Transactions

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

For the years ended December 31	2011	2010

Directors’ Fees	$1	$1
Short-term Wages and Benefits	10	11
Share-Based Compensation	18	14
Post-Employment Benefits	-	2
	$29	$28

Remuneration of Directors and Senior Management includes all amounts earned and awarded to the Company’s Board of Directors and Senior Management.  Senior Management includes Encana’s President and Chief Executive Officer, Executive Vice-President and Chief Financial Officer, Executive Vice-President and President of the Canadian Division, Executive Vice-President and President of the USA Division, and Executive Vice-President and Chief Corporate Officer.

Directors’ fees include Board and Committee Chair retainers and meeting fees.  Short-term wages and benefits include salary, benefits and bonuses earned or awarded during the year.  Share-based compensation includes expenses related to the Company’s long-term incentive compensation plans as disclosed in Note 21.  Post-employment benefits represent the estimated cost of providing pension and other post-employment benefit plans to Senior Management in respect of the current year of service as disclosed in Note 21.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
53

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

25.	Commitments and Contingencies

COMMITMENTS

As at December 31, 2011	2012	2013	2014	2015	2016	Thereafter	Total

Transportation and Processing	$747	$795	$856	$860	$767	$5,053	$9,078
Purchases of Goods and Services	531	198	128	87	46	72	1,062
Operating Leases	52	47	44	39	33	94	309
Capital Commitments	166	7	7	8	7	80	275
Total	$1,496	$1,047	$1,035	$994	$853	$5,299	$10,724

Encana has entered into various commitments primarily related to demand charges for firm transportation, procurement arrangements for goods and services, as well as other minor spending commitments.  Operating leases consists of rent for office space, excluding rental payments for The Bow (See Note 16).  Capital commitments include leasehold improvements related to The Bow.

CONTINGENCIES

LEGAL PROCEEDINGS

The Company is involved in various legal claims associated with the normal course of operations.  The Company believes it has made adequate provision for such legal claims.

26.	Transition to IFRS

As disclosed in Note 2, these Consolidated Financial Statements represent Encana’s first annual presentation of the financial results of operations and financial position under IFRS as at and for the year ended December 31, 2011, including 2010 comparative periods.  As a result, the Company followed IFRS 1, “First-time Adoption of International Financial Reporting Standards” in preparing its Consolidated Financial Statements.  Prior to 2011, the Company prepared its Consolidated Financial Statements in accordance with previous GAAP.

IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies.  To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.

The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1.  A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations.  Reconciliations include the Company’s Consolidated Balance Sheets as at January 1, 2010 and December 31, 2010, and Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity, and Cash Flows for the year ended December 31, 2010.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
54

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

IFRS Opening Consolidated Balance Sheet

As at January 1, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	(Note 26E)	(Note 26F)	(Note 26G)
Assets
Current Assets
Cash and cash equivalents	$ 4,275	$ -	$ -	$ -	$ -	$ 4,275
Accounts receivable and accrued revenues	1,180					1,180
Risk management	328					328
Inventories	12					12
	5,795	-	-	-	-	5,795
Exploration and Evaluation	-	1,885				1,885
Property, Plant and Equipment, net	26,173	(1,885)				24,288
Investments and Other Assets	164			(45)		119
Risk Management	32					32
Goodwill	1,663					1,663
	$ 33,827	$ -	$ -	$ (45)	$ -	$ 33,782

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$ 2,143	$ -	$ -	$ 38	$ -	$ 2,181
Income tax payable	1,776					1,776
Risk management	126					126
Current debt	200					200
	4,245	-	-	38	-	4,283
Long-Term Debt	7,568					7,568
Other Liabilities and Provisions	1,185			30		1,215
Risk Management	42					42
Asset Retirement Obligation	787		32			819
Deferred Income Taxes (Note 26H)	3,386		(6)	(20)		3,360
	17,213	-	26	48	-	17,287
Shareholders’ Equity
Share capital	2,360					2,360
Paid in surplus	6					6
Retained earnings	13,493		(26)	(93)	755	14,129
Accumulated other comprehensive income	755				(755)	-
Total Shareholders’ Equity	16,614	-	(26)	(93)	-	16,495
	$ 33,827	$ -	$ -	$ (45)	$ -	$ 33,782

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
55

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Balance Sheet

As at December 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	(Note 26B)	(Note 26C)	(Note 26D)	(Note 26E)	(Note 26F)	(Note 26G)
Assets
Current Assets
Cash and cash equivalents	$629	$-	$-	$-	$-	$-	$-	$-	$629
Accounts receivable and accrued revenues	1,103								1,103
Risk management	729								729
Income tax receivable	390								390
Inventories	3								3
	2,854	-	-	-	-	-	-	-	2,854
Exploration and Evaluation	-	2,158							2,158
Property, Plant and Equipment, net	28,701	(2,200)	(89)	(503)	146	97	(7)		26,145
Investments and Other Assets	235						(39)		196
Risk Management	505								505
Goodwill	1,725								1,725
	$34,020	$(42)	$(89)	$(503)	$146	$97	$(46)	$-	$33,583

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,211	$-	$-	$-	$-	$-	$58	$-	$2,269
Risk management	65								65
Current debt	500								500
	2,776	-	-	-	-	-	58	-	2,834
Long-Term Debt	7,129								7,129
Other Liabilities and Provisions	1,730						28		1,758
Risk Management	8								8
Asset Retirement Obligation	820					133			953
Deferred Income Taxes (Note 26H)	4,230	(15)	(26)	(126)	41	(7)	(29)		4,068
	16,693	(15)	(26)	(126)	41	126	57	-	16,750
Shareholders’ Equity
Share capital	2,319								2,319
Retained earnings	13,957	(27)	(60)	(371)	101	(27)	(98)	789	14,264
Accumulated other comprehensive income	1,051	-	(3)	(6)	4	(2)	(5)	(789)	250
Total Shareholders’ Equity	17,327	(27)	(63)	(377)	105	(29)	(103)	-	16,833
	$34,020	$(42)	$(89)	$(503)	$146	$97	$(46)	$-	$33,583

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
56

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Earnings

For the Year Ended December 31, 2010

		IFRS Adjustments
($ millions, except per share amounts)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	(Note 26B)	(Note 26C)	(Note 26D)	(Note 26E)	(Note 26F)	(Note 26G)

Revenues, Net of Royalties	$8,870	$-	$-	$-	$-	$-	$-	$-	$8,870

Expenses
Production and mineral taxes	217								217
Transportation	859								859
Operating	1,061	(13)					12		1,060
Purchased product	739								739
Exploration and evaluation	-	65							65
Depreciation, depletion and amortization	3,242	(10)	86						3,318
Impairments	-			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Administrative	359						2		361
Interest	501								501
Foreign exchange (gain) loss, net	(216)							(34)	(250)
	6,810	42	86	496	(143)	2	14	(34)	7,273
Net Earnings Before Income Tax	2,060	(42)	(86)	(496)	143	(2)	(14)	34	1,597
Income tax expense (Note 26H)	561	(15)	(26)	(125)	42	(1)	(9)	-	427
Net Earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170

Net Earnings per Common Share (Note 26J)
Basic	$2.03								$1.58
Diluted	$2.03								$1.55

Consolidated Statement of Comprehensive Income

For the Year Ended December 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	(Note 26B)	(Note 26C)	(Note 26D)	(Note 26E)	(Note 26F)	(Note 26G)

Net Earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170

Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	296	-	(3)	(6)	4	(2)	(5)	(34)	250
Comprehensive Income	$1,795	$(27)	$(63)	$(377)	$105	$(3)	$(10)	$-	$1,420

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
57

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended December 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	(Note 26B)	(Note 26C)	(Note 26D)	(Note 26E)	(Note 26F)	(Note 26G)
Share Capital
Balance, Beginning of Year	$2,360	$-	$-	$-	$-	$-	$-	$-	$2,360
Common Shares Issued under Option Plans	5								5
Share-Based Compensation	2								2
Common Shares Purchased	(48)								(48)
Balance, End of Year	$2,319	$-	$-	$-	$-	$-	$-	$-	$2,319

Paid in Surplus
Balance, Beginning of Year	$6	$-	$-	$-	$-	$-	$-	$-	$6
Common Shares Purchased	(6)								(6)
Balance, End of Year	$-	$-	$-	$-	$-	$-	$-	$-	$-

Retained Earnings
Balance, Beginning of Year	$13,493	$-	$-	$-	$-	$(26)	$(93)	$755	$14,129
Net Earnings	1,499	(27)	(60)	(371)	101	(1)	(5)	34	1,170
Dividends on Common Shares	(590)								(590)
Charges for Normal Course Issuer Bid	(445)								(445)
Balance, End of Year	$13,957	$(27)	$(60)	$(371)	$101	$(27)	$(98)	$789	$14,264

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$755	$-	$-	$-	$-	$-	$-	$(755)	$-
Foreign Currency Translation Adjustment	296	-	(3)	(6)	4	(2)	(5)	(34)	250
Balance, End of Year	$1,051	$-	$(3)	$(6)	$4	$(2)	$(5)	$(789)	$250
Total Shareholders’ Equity	$17,327	$(27)	$(63)	$(377)	$105	$(29)	$(103)	$-	$16,833

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
58

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2010

		IFRS Adjustments
($ millions)	Previous GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Foreign Currency	IFRS
		(Note 26A)	(Note 26B)	(Note 26C)	(Note 26D)	(Note 26E)	(Note 26F)	(Note 26G)
Operating Activities
Net earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170
Exploration and evaluation	-	40	10						50
Depreciation, depletion and amortization	3,242		76						3,318
Impairments	-			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Deferred income taxes (Note 26H)	774	(15)	(26)	(125)	42	(1)	(9)		640
Unrealized (gain) loss on risk management	(945)								(945)
Unrealized foreign exchange (gain) loss	(278)								(278)
Other	99						14	(34)	79
Net change in other assets and liabilities	(84)								(84)
Net change in non-cash working capital	(1,990)								(1,990)
Cash From (Used in) Operating Activities	2,365	(2)	-	-	-	-	-	-	2,363

Investing Activities
Capital expenditures	(4,773)	2					7		(4,764)
Acquisitions	(733)								(733)
Proceeds from divestitures	883								883
Net change in investments and other	(80)								(80)
Net change in non-cash working capital	(26)						(7)		(33)
Cash From (Used in) Investing Activities	(4,729)	2	-	-	-	-	-	-	(4,727)

Financing Activities
Issuance of revolving debt	1,660								1,660
Repayment of revolving debt	(1,660)								(1,660)
Repayment of long-term debt	(200)								(200)
Issuance of common shares	5								5
Purchase of common shares	(499)								(499)
Dividends on common shares	(590)								(590)
Cash From (Used in) Financing Activities	(1,284)	-	-	-	-	-	-	-	(1,284)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	2	-	-	-	-	-	-	-	2

Increase (Decrease) in Cash and Cash Equivalents	(3,646)	-	-	-	-	-	-	-	(3,646)
Cash and Cash Equivalents, Beginning of Year	4,275								4,275
Cash and Cash Equivalents, End of Year	$629	$-	$-	$-	$-	$-	$-	$-	$629

Cash, End of Year	$126								$126
Cash Equivalents, End of Year	503								503
Cash and Cash Equivalents, End of Year	$629								$629

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
59

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The following discussion explains the significant differences between Encana’s previous GAAP accounting policies and those applied by the Company under IFRS.  IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.  The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.

Accounting for Upstream Activities

The most significant changes to the Company’s accounting policies relate to the accounting for upstream costs.  Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGLs reserves were capitalized on a country-by-country cost centre basis.  Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs.  Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.

Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined.  Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined.  Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value.  Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance.  Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.

IFRS Adjustments

A)           Exploration and Evaluation (“E&E”)

Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP.  This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana’s Consolidated Balance Sheet as at January 1, 2010.  As at December 31, 2010, the Company’s exploration and evaluation assets were $2,158 million, including $1,114 million in the Canadian Division and $1,044 million in the USA Division.

Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA’s full cost accounting guidelines.  Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets.  Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment.  Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.

During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unrecoverable exploration and evaluation assets and $15 million in direct exploration costs.  The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.

B)           Depreciation, depletion and amortization (“DD&A”)

Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP.  Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
60

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre.  Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level.  The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserves values for each Division as at January 1, 2010.

Depleting at an area level under IFRS resulted in an $86 million increase to Encana’s DD&A expense for the twelve months ended December 31, 2010.  Encana’s net earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.

C)           Impairments

Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre.  An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties.  Impairments recognized under previous GAAP were not reversed.

Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit.  Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows.  If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings.  Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount.  Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.

For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company’s Canadian offshore upstream assets which form a cash-generating unit under IFRS.  The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount.  The recoverable amount was determined using fair value less costs to sell based on after-tax discounted future cash flows of proved and probable reserves using forecast prices and costs.  Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.

D)           Divestitures

Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed.  For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results.  The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively.  Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.

E)            Asset Retirement Obligation (“ARO”)

Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred.  Liabilities were not remeasured to reflect period end discount rates.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
61

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings.  The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana’s Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million.  Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation.  As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana’s asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana’s discount rate of 5.4 percent as at December 31, 2010.

F)            Compensation

Share-based payments

Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method.  The intrinsic value of a share unit is the amount by which the Company’s share price exceeds the exercise price of the share unit.

For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date.  Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings.  Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated.  Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

In addition to the January 1, 2010 adjustment discussed above, the IFRS fair value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.

Pensions

Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan are charged to retained earnings on January 1, 2010.  This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.

The application of IFRS for share-based payments and pension plans resulted in a $5 million decrease, after-tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.

G)          Foreign Currency

As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS.  Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010.  The reclassification had no impact on total shareholders’ equity as at January 1, 2010.  As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
62

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above.  The application of the IFRS exemption resulted in a $34 million increase to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.  This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.

The IFRS adjustments discussed in A) through F) and H) are recorded in the Company’s functional currency and are subject to translation for presentation purposes.  The associated foreign currency impacts are reported in accumulated other comprehensive income.

H)           Income Tax

Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP.  Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax liability with a corresponding increase to retained earnings.  For the twelve months ended December 31, 2010, the application of the IFRS adjustments as discussed in A) through G) above resulted in a $134 million decrease to the Company’s deferred income tax expense and a corresponding increase to Encana’s previous GAAP net earnings.

I)                Other Exemptions

Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:

•                Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.

•                Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.

•                Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, “Determining whether an Arrangement contains a Lease” for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana’s Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

J)             Net Earnings Per Common Share

The following table summarizes the common shares used in calculating net earnings per common share:

(millions)	December 31, 2010

Weighted Average Common Shares Outstanding
Basic	739.7

Diluted	741.7

As Encana has stock-based compensation plans that may be settled in common shares or cash at the employees’ option, IFRS requires the more dilutive of cash-settled and equity-settled be used in calculating diluted net earnings per common share regardless of how the share plan is accounted for.  As a result, share units that are accounted for as cash-settled may require an adjustment to the denominator for potentially dilutive share units and a corresponding adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
63

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

For the twelve months ended December 31, 2010, diluted net earnings per common share was calculated using the more dilutive equity-settled method.  Accordingly, net earnings were reduced by $17 million for the purposes of calculating diluted net earnings per common share.

27. United States Accounting Principles and Reporting

In December 2011, Encana announced that it will adopt U.S. GAAP for 2012 financial reporting.  As a result, the Company will report its 2012 results in accordance with U.S. GAAP.  As disclosed in Note 2, Encana’s December 31, 2011 Consolidated Financial Statements have been prepared using accounting policies in accordance with IFRS.  These policies vary in certain respects from U.S. GAAP.

In preparation for the Company’s adoption of U.S. GAAP, the following IFRS to U.S. GAAP reconciliations have been prepared for comparative purposes as at and for the years ended December 31, 2011 and December 31, 2010.  A summary of the significant U.S. GAAP accounting policy changes are discussed following the reconciliations.  Reconciliations include the Company’s Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity, Condensed Consolidated Statements of Cash Flows and Condensed Consolidated Balance Sheets.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
64

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Earnings

For the Year Ended December 31, 2011

		U.S. GAAP Adjustments
($ millions, except per share amounts)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)

Revenues, Net of Royalties	$8,467	$-	$-	$-	$-	$-	$8,467

Expenses
Production and mineral taxes	198						198
Transportation	978						978
Operating	1,074			7			1,081
Purchased product	635						635
Exploration and evaluation	142	(142)					-
Depreciation, depletion and amortization	3,423	(1,141)					2,282
Impairments – IFRS	1,304	(1,304)					-
– U.S. GAAP	-	2,249					2,249
(Gain) loss on divestitures	(326)	347					21
Accretion of asset retirement obligation	51		(1)				50
Administrative	348			2			350
Interest	468						468
Foreign exchange (gain) loss, net	170					(37)	133
	8,465	9	(1)	9	-	(37)	8,445

Net Earnings Before Income Tax	2	(9)	1	(9)	-	37	22
Income tax expense (Note 27D)	(126)	166	-	(2)	(21)	-	17
Net Earnings	$128	$(175)	$1	$(7)	$21	$37	$5

Net Earnings per Common Share (Note 27G)
Basic	$0.17						$0.01
Diluted	$0.17						$0.01

Consolidated Statement of Comprehensive Income

For the Year Ended December 31, 2011

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)

Net Earnings	$128	$(175)	$1	$(7)	$21	$37	$5

Other Comprehensive Income, Net of Tax
Compensation plans	-			(34)			(34)
Foreign currency translation adjustment	(55)	(210)	(1)	(5)	3	(37)	(305)
Comprehensive Income (Loss)	$73	$(385)	$-	$(46)	$24	$-	$(334)

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
65

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Earnings

For the Year Ended December 31, 2010

		U.S. GAAP Adjustments
($ millions, except per share amounts)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)

Revenues, Net of Royalties	$8,870	$-	$-	$-	$-	$-	$8,870

Expenses
Production and mineral taxes	217						217
Transportation	859						859
Operating	1,060	13		(5)			1,068
Purchased product	739						739
Exploration and evaluation	65	(65)					-
Depreciation, depletion and amortization	3,318	(1,310)					2,008
Impairments	496	(496)					-
(Gain) loss on divestitures	(141)	143					2
Accretion of asset retirement obligation	48		(2)				46
Administrative	361			1			362
Interest	501						501
Foreign exchange (gain) loss, net	(250)					(1)	(251)
	7,273	(1,715)	(2)	(4)	-	(1)	5,551

Net Earnings Before Income Tax	1,597	1,715	2	4	-	1	3,319
Income tax expense (Note 27D)	427	535	1	13	-	-	976
Net Earnings	$1,170	$1,180	$1	$(9)	$-	$1	$2,343

Net Earnings per Common Share (Note 27G)
Basic	$1.58						$3.17
Diluted	$1.55						$3.17

Consolidated Statement of Comprehensive Income

For the Year Ended December 31, 2010

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)

Net Earnings	$1,170	$1,180	$1	$(9)	$-	$1	$2,343

Other Comprehensive Income, Net of Tax
Compensation plans	-			(2)			(2)
Foreign currency translation adjustment	250	(12)	2	1	(8)	(1)	232
Comprehensive Income	$1,420	$1,168	$3	$(10)	$(8)	$-	$2,573

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
66

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Condensed Consolidated Balance Sheet

As at December 31, 2011

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)	(Note 27F)
Assets
Current Assets	$4,927	$(793)	$-	$-	$(136)	$-	$68	$4,066
Exploration and Evaluation	2,458	(2,458)						-
Property, Plant and Equipment, net	23,913	(7,781)	(103)	28				16,057
Investments and Other Assets	763			3	31		67	864
Risk Management	241							241
Goodwill	1,616	82						1,698
	$33,918	$(10,950)	$(103)	$31	$(105)	$-	$135	$22,926
Liabilities and Shareholders’ Equity
Current Liabilities	$2,820	$(17)	$-	$4	$-	$-	$68	$2,875
Long-Term Debt	7,591						67	7,658
Other Liabilities and Provisions	2,048			75				2,123
Risk Management	6							6
Asset Retirement Obligation	1,043	17	(139)					921
Deferred Income Taxes (Note 27D)	4,086	(3,359)	7		31			765
	17,594	(3,359)	(132)	79	31	-	135	14,348
Shareholders’ Equity
Share capital	2,321			33				2,354
Common shares, no par value
Outstanding: 736.3 million shares
Paid in surplus	4			1				5
Retained earnings	13,804	(7,303)	28	(41)	(128)	(717)		5,643
Accumulated other comprehensive income	195	(288)	1	(41)	(8)	717		576
Total Shareholders’ Equity	16,324	(7,591)	29	(48)	(136)	-	-	8,578
	$33,918	$(10,950)	$(103)	$31	$(105)	$-	$135	$22,926

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
67

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Condensed Consolidated Balance Sheet

As at December 31, 2010

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)	(Note 27F)
Assets
Current Assets	$2,854	$-	$-	$-	$(160)	$-	$70	$2,764
Exploration and Evaluation	2,158	(2,158)						-
Property, Plant and Equipment, net	26,145	(8,884)	(97)	29				17,193
Investments and Other Assets	196			4			53	253
Risk Management	505							505
Goodwill	1,725							1,725
	$33,583	$(11,042)	$(97)	$33	$(160)	$-	$123	$22,440

Liabilities and Shareholders’ Equity
Current Liabilities	$2,834	$-	$-	$-	$-	$-	$70	$2,904
Long-Term Debt	7,129						53	7,182
Other Liabilities and Provisions	1,758			23				1,781
Risk Management	8							8
Asset Retirement Obligation	953		(133)					820
Deferred Income Taxes (Note 27D)	4,068	(3,836)	7	13				252
	16,750	(3,836)	(126)	36	-	-	123	12,947
Shareholders’ Equity
Share capital	2,319			33				2,352
Common shares, no par value
Outstanding: 736.3 million shares
Retained earnings	14,264	(7,128)	27	(34)	(149)	(754)		6,226
Accumulated other comprehensive income	250	(78)	2	(2)	(11)	754		915
Total Shareholders’ Equity	16,833	(7,206)	29	(3)	(160)	-	-	9,493
	$33,583	$(11,042)	$(97)	$33	$(160)	$-	$123	$22,440

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
68

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended December 31, 2011

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)
Share Capital
Balance, Beginning of Year	$2,319	$-	$-	$33	$-	$-	$2,352
Common Shares Issued under Option Plans	2						2
Balance, End of Year	$2,321	$-	$-	$33	$-	$-	$2,354

Paid in Surplus
Balance, Beginning of Year	$-	$-	$-	$-	$-	$-	$-
Share-Based Compensation	4			1			5
Balance, End of Year	$4	$-	$-	$1	$-	$-	$5

Retained Earnings
Balance, Beginning of Year	$14,264	$(7,128)	$27	$(34)	$(149)	$(754)	$6,226
Net Earnings	128	(175)	1	(7)	21	37	5
Dividends on Common Shares	(588)						(588)
Balance, End of Year	$13,804	$(7,303)	$28	$(41)	$(128)	$(717)	$5,643

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$250	$(78)	$2	$(2)	$(11)	$754	$915
Compensation Plans	-			(34)			(34)
Foreign Currency Translation Adjustment	(55)	(210)	(1)	(5)	3	(37)	(305)
Balance, End of Year	$195	$(288)	$1	$(41)	$(8)	$717	$576
Total Shareholders’ Equity	$16,324	$(7,591)	$29	$(48)	$(136)	$-	$8,578

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
69

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Consolidated Statement of Changes in Shareholders’ Equity

For the Year Ended December 31, 2010

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)
Share Capital
Balance, Beginning of Year	$2,360	$-	$-	$33	$-	$-	$2,393
Common Shares Issued under Option Plans	5						5
Share-Based Compensation	2						2
Common Shares Purchased	(48)						(48)
Balance, End of Year	$2,319	$-	$-	$33	$-	$-	$2,352

Paid in Surplus
Balance, Beginning of Year	$6	$-	$-	$-	$-	$-	$6
Common Shares Purchased	(6)						(6)
Balance, End of Year	$-	$-	$-	$-	$-	$-	$-

Retained Earnings
Balance, Beginning of Year	$14,129	$(8,308)	$26	$(25)	$(149)	$(755)	$4,918
Net Earnings	1,170	1,180	1	(9)	-	1	2,343
Dividends on Common Shares	(590)						(590)
Charges for Normal Course Issuer Bid	(445)						(445)
Balance, End of Year	$14,264	$(7,128)	$27	$(34)	$(149)	$(754)	$6,226

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$-	$(66)	$-	$(1)	$(3)	$755	$685
Compensation Plans	-			(2)			(2)
Foreign Currency Translation Adjustment	250	(12)	2	1	(8)	(1)	232
Balance, End of Year	$250	$(78)	$2	$(2)	$(11)	$754	$915
Total Shareholders’ Equity	$16,833	$(7,206)	$29	$(3)	$(160)	$-	$9,493

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
70

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Condensed Consolidated Statement of Cash Flows

For the Year Ended December 31, 2011

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)	(Note 27F)
Operating Activities
Net earnings	$128	$(175)	$1	$(7)	$21	$37	$-	$5
Exploration and evaluation	122	(122)						-
Depreciation, depletion and amortization	3,423	(1,141)						2,282
Impairments – IFRS	1,304	(1,304)						-
– U.S. GAAP	-	2,249						2,249
(Gain) loss on divestitures	(326)	347						21
Accretion of asset retirement obligation	51		(1)					50
Deferred income taxes (Note 27D)	48	166		(2)				212
Cash tax on sale of assets	114				(114)			-
Unrealized (gain) loss on risk management	(879)							(879)
Unrealized foreign exchange (gain) loss	96							96
Other	94			9		(37)		66
Net change in other assets and liabilities	(94)						(20)	(114)
Net change in non-cash working capital	(38)				(21)			(59)
Cash From (Used in) Operating Activities	4,043	20	-	-	(114)	-	(20)	3,929

Cash From (Used in) Investing Activities	(3,725)	(20)	-	-	114	-	-	(3,631)

Cash From (Used in) Financing Activities	(214)	-	-	-	-	-	18	(196)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	(1)							(1)

Increase (Decrease) in Cash and Cash Equivalents	103						(2)	101
Cash and Cash Equivalents, Beginning of Year	629						70	699
Cash and Cash Equivalents, End of Year	$732	$-	$-	$-	$-	$-	$68	$800

Cash, End of Year	$2	$-	$-	$-	$-	$-	$68	$70
Cash Equivalents, End of Year	730							730
Cash and Cash Equivalents, End of Year	$732	$-	$-	$-	$-	$-	$68	$800

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
71

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Condensed Consolidated Statement of Cash Flows

For the Year Ended December 31, 2010

		U.S. GAAP Adjustments
($ millions)	IFRS	Full Cost	ARO	Compensation	Income Taxes	Foreign Currency	Debt Reclasses	U.S. GAAP
		(Note 27A)	(Note 27B)	(Note 27C)	(Note 27D)	(Note 27E)	(Note 27F)
Operating Activities
Net earnings	$1,170	$1,180	$1	$(9)	$-	$1	$-	$2,343
Exploration and evaluation	50	(50)						-
Depreciation, depletion and amortization	3,318	(1,310)						2,008
Impairments	496	(496)						-
(Gain) loss on divestitures	(141)	143						2
Accretion of asset retirement obligation	48		(2)					46
Deferred income taxes (Note 27D)	640	535	1	13				1,189
Unrealized (gain) loss on risk management	(945)							(945)
Unrealized foreign exchange (gain) loss	(278)					(35)		(313)
Other	79			(4)		34		109
Net change in other assets and liabilities	(84)							(84)
Net change in non-cash working capital	(1,990)							(1,990)
Cash From (Used in) Operating Activities	2,363	2	-	-	-	-	-	2,365

Cash From (Used in) Investing Activities	(4,727)	(2)	-	-	-	-	-	(4,729)

Cash From (Used in) Financing Activities	(1,284)	-	-	-	-	-	(36)	(1,320)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	2							2

Increase (Decrease) in Cash and Cash Equivalents	(3,646)						(36)	(3,682)
Cash and Cash Equivalents, Beginning of Year	4,275						106	4,381
Cash and Cash Equivalents, End of Year	$629	$-	$-	$-	$-	$-	$70	$699

Cash, End of Year	$126	$-	$-	$-	$-	$-	$70	$196
Cash Equivalents, End of Year	503							503
Cash and Cash Equivalents, End of Year	$629	$-	$-	$-	$-	$-	$70	$699

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
72

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

The following discussion explains the significant differences between Encana’s IFRS accounting policies and those applied by the Company under U.S. GAAP.  The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.

U.S. GAAP Adjustments

A)           Full Cost Accounting (“Full Cost”)

Under U.S. GAAP, Encana accounts for upstream activities in accordance with full cost accounting rules whereby all costs directly associated with the acquisition of, the exploration for, and the development of natural gas, oil and NGLs reserves are capitalized on a country-by-country cost centre basis within a full cost pool.  Costs accumulated within each cost centre are depleted using the unit-of-production method and are subject to a ceiling test to assess for impairment.  Depletion calculations and ceiling test impairments are determined using proved reserves based on 12-month average trailing prices and unescalated costs.

Exploration and evaluation

Under U.S. GAAP, all exploration and evaluation costs are capitalized within the full cost pool and are presented as property, plant and equipment.  The exploration and evaluation costs generally represent the unproved properties balance.  The cost of unproved properties is excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred.  Costs that have been impaired are included in the costs subject to depletion.

Under IFRS, exploration and evaluation costs are initially capitalized as exploration and evaluation assets.  Costs associated with an area determined to be commercially viable are transferred to property, plant and equipment, while unrecoverable costs are expensed.

Under U.S. GAAP for the year ended December 31, 2011, exploration and evaluation expense decreased $142 million ($92 million after tax) as the costs were capitalized to the full cost pool.  For the year ended December 31, 2010, exploration and evaluation expense decreased $65 million as exploration and evaluation costs of $42 million were capitalized to the full cost pool, $10 million of unrecoverable exploration costs were reclassified to depreciation, depletion and amortization and $13 million of indirect exploration costs were reclassified to operating expense.  Cumulatively, these adjustments totaled $27 million after tax.

Depreciation, depletion and amortization

Under U.S. GAAP, each country cost centre is depleted using the unit-of-production method based on proved reserves using 12-month average trailing prices and unescalated costs.  Under IFRS, upstream development costs are depleted using the unit-of-production method calculated at an area level based on proved reserves estimated using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, depletion expense decreased by $1,141 million, or $779 million after tax, (2010 – $1,310 million, or $883 million after tax), primarily due to previous ceiling test impairments recognized in 2008 and 2009.

Impairments

Under U.S. GAAP, a ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves, using 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unimpaired unproved property costs.  Ceiling test impairments are not subsequently reversed.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
73

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Under IFRS, impairments are recognized if the carrying value exceeds the recoverable amount for a cash-generating unit.  The recoverable amount is generally determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs.

Under U.S. GAAP for the year ended December 31, 2011, ceiling test impairments of $2,249 million or $1,687 million after tax (2010 – nil) were recognized for the Canadian cost centre.  The ceiling test impairments primarily resulted from the decline in 12-month trailing natural gas prices.  At December 31, 2011, the 12-month trailing prices were based on the following benchmark prices, adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.

(average for the period)	2011

Natural Gas
AECO (C$/MMBtu)	3.76
Henry Hub ($/MMBtu)	4.12

Liquids
Edmonton – Light Sweet (C$/bbl)	96.53
WTI ($/bbl)	96.19

Under IFRS for the year ended December 31, 2011, impairment expense of $1,304 million, or $854 million after tax (2010 – $496 million, or $371 million after tax) was recognized.  The IFRS impairments were reversed under U.S. GAAP as the costs were included in the respective country cost centre ceiling test impairment calculations.

Divestitures

Under U.S. GAAP, proceeds from divestitures of properties are deducted from the full cost pool without recognition of a gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves of the cost centre, in which case a gain or loss would be recognized.  Under IFRS, gains or losses on divestitures are calculated as the difference between the proceeds and the net book value of the assets disposed of.  Under U.S. GAAP for the year ended December 31, 2011, a net gain on divestiture of $347 million or $213 million after tax, (2010 – $143 million, or $101 million after tax) recognized under IFRS was reversed from net earnings and recognized in property, plant and equipment.

Summary

For the year ended December 31, 2011, full cost accounting adjustments reduced net earnings by $175 million.  The full cost accounting adjustments included a $142 million reduction to exploration and evaluation expense ($92 million after tax), a $1,141 million reduction to depreciation, depletion and amortization expense ($779 million after tax), a $945 million increase to impairment expense ($833 million after tax) and a $347 million reduction to gain/loss on divestitures ($213 million after tax).

For the year ended December 31, 2010, full cost accounting adjustments increased net earnings by $1,180 million.  The full cost accounting adjustments primarily included reductions of $1,310 million to depreciation, depletion and amortization expense ($883 million after tax), $496 million to impairment expense ($371 million after tax) and $143 million to gain/loss on divestitures ($101 million after tax).

As at December 31, 2010, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.8 billion and shareholders’ equity by $7.2 billion.  The full cost accounting adjustments result primarily from the previous after-tax ceiling test impairments recognized in 2008 and 2009 of $1.1 billion and $7.6 billion, respectively.  As at December 31, 2011, full cost accounting adjustments reduced total assets by $11.0 billion, long-term liabilities by $3.4 billion and shareholders’ equity by $7.6 billion, which include the ceiling test impairment recognized in 2011 of $1.7 billion after tax.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
74

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

B)           Asset Retirement Obligation (“ARO”)

Under U.S. GAAP, the asset retirement obligation is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred.  Liabilities are not remeasured to reflect period end discount rates.  Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $32 million recognized in retained earnings when the Company remeasured its asset retirement obligation upon transition to IFRS.  For the year ended December 31, 2011, net earnings under U.S. GAAP increased by $1 million (2010 – $1 million) due to the difference in discount rates used to measure the ARO liability.

As at December 31, 2011, the cumulative U.S. GAAP adjustments related to ARO reduced Encana’s total assets by $103 million (2010 – $97 million), reduced long-term liabilities by $132 million (2010 – $126 million) and increased shareholders’ equity by $29 million (2010 – $29 million).

C)           Compensation

Pensions

Under U.S. GAAP, the funded status of defined benefit and pension plans are recognized on the balance sheet as an asset or liability with changes in the funded status recognized in other comprehensive income.  Under IFRS, the over-funded or under-funded status arising from defined benefit and pension plans is not recognized on the balance sheet.

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $75 million recognized in retained earnings when the Company elected to charge the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan to retained earnings upon transition to IFRS.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for the over/under funded status of the defined benefit pension plan decreased comprehensive income by $34 million after tax (2010 - $2 million after tax).

Share-based payments

Under both IFRS and U.S. GAAP, obligations for payments in cash or common shares under share-based compensation plans are accrued over the vesting period using fair values.  Upon adoption of IFRS, Encana elected a transition provision whereby share-based compensation plans that had vested or settled prior to the transition date of January 1, 2010 were not retrospectively restated.  Under U.S. GAAP, Encana adopted the share-based payment standard in 2006 using the modified-prospective approach.  The different adoption dates of the standards and transitional provisions applied resulted in share-based payment adjustments.

Under U.S. GAAP for the year ended December 31, 2011, adjustments for pension and share-based compensation decreased net earnings by $7 million (2010 – $9 million).

As at December 31, 2011, the cumulative U.S. GAAP compensation adjustments increased total assets by $31 million (2010 – $33 million), increased total liabilities by $79 million (2010 – $36 million) and reduced shareholders’ equity by $48 million (2010 – $3 million).

D)           Income Taxes

Under U.S. GAAP, income tax is calculated using the enacted income tax rates and legislation expected to apply when the assets are realized or liabilities are settled. Under IFRS, income tax is calculated using the enacted or substantively enacted income tax rates and legislation.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
75

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

Under U.S. GAAP for the year ended December 31, 2011, the Company recognized an additional deferred tax expense of $164 million (2010 – $549 million) resulting from the related tax effect on U.S. GAAP adjustments discussed in A) through C) above.

Under IFRS, certain current income tax benefits were recognized in previous years in respect of tax legislation that was considered substantively enacted in Canada but not enacted for U.S. GAAP.  For the year ended December 31, 2011, $21 million of current income tax benefits related to this legislation was recognized under U.S. GAAP in respect of a previous taxation year that became statute-barred for Canadian tax purposes.  As at December 31, 2011, the current tax benefits related to this legislation in respect of open taxation years that have not yet been recognized under U.S. GAAP totaled $136 million (2010 – $160 million).

E)            Foreign Currency

Under U.S. GAAP, the settlement of intra-entity foreign currency transactions that are of a long-term investment nature between entities that are consolidated in the Company’s financial statements are recognized in accumulated other comprehensive income.  Under IFRS, the foreign exchange impacts of these transactions are recognized in net earnings.  Under U.S. GAAP for the year ended December 31, 2011, a foreign exchange loss of $37 million (2010 – $1 million) was reclassified from net earnings to accumulated other comprehensive income.  As a result, net earnings under U.S. GAAP for the year ended December 31, 2011 increased by $37 million (2010 – $1 million).

Under U.S. GAAP, Encana reversed the January 1, 2010 IFRS adjustment of $755 million recognized in retained earnings when the Company elected to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS.  The adjustment had no impact on total shareholders’ equity.

F)            Debt Reclassifications (“Debt Reclasses”)

Under U.S. GAAP, certain items presented in the Condensed Consolidated Balance Sheet and the Condensed Consolidated Statement of Cash Flows are classified differently compared to IFRS.

Under U.S. GAAP, bank overdraft positions are segregated from cash and cash equivalents on the Condensed Consolidated Balance Sheet and are reported within accounts payable and accrued liabilities.  Similarly, the change in bank overdraft positions is segregated from cash and cash equivalents on the Condensed Consolidated Statement of Cash Flows and shown separately as a financing activity.

Under U.S. GAAP, the revolving credit facilities borrowings and commercial paper issuances are reclassified from current debt to long-term debt.  The credit facilities are considered long-term as they mature in October 2015 and are used to backstop the commercial paper program.  Under U.S. GAAP, debt transaction costs are reclassified from long-term debt to investments and other assets on the Condensed Consolidated Balance Sheet.

G)          Net Earnings per Common Share

Under U.S. GAAP, compensation plans that may be settled at the employees’ option in either cash or common shares are not included in the diluted earnings per share calculation if it is probable that the plan will be settled in cash.  Under IFRS, these plans are presumed to be settled in common shares and are included in the diluted earnings per share calculation if they are determined to be dilutive.

U.S. GAAP net earnings per common share is calculated using the weighted average number of Encana common shares outstanding as below.  The difference between the basic and diluted weighted average common shares outstanding reflects the effect of dilutive securities.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
76

Notes to Consolidated Financial Statements

(All amounts in US$ millions, unless otherwise specified)

As at December 31 (millions)	2011	2010

Weighted Average Common Shares Outstanding
Basic	736.3	739.7
Diluted	737.2	739.8

H)           Recent Accounting Pronouncements

Under U.S. GAAP, as of January 1, 2012, Encana will be required to adopt the following standards and updates issued by the Financial Accounting Standards Board (“FASB”), which should not have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, clarifies and changes existing fair value measurement and disclosure requirements.  The changes primarily relate to fair value measurements based on unobservable inputs.  The amendments will be applied prospectively and will expand the Company’s fair value measurement disclosures.

•                  Accounting Standards Update 2011-05, “Presentation of Comprehensive Income”, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate but consecutive statements.  Encana currently presents two separate consecutive statements.

•                  Accounting Standards Update 2011-08, “Intangibles - Goodwill and Other”, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, “Intangibles - Goodwill and Other”.  The amendments will be applied prospectively.

Under U.S. GAAP, as of January 1, 2013, Encana will be required to adopt the following standard issued by the FASB, which should not have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to master netting arrangements.  The amendments will be applied retrospectively and will expand the Company’s financial instruments disclosures.

Encana Corporation		Notes to Consolidated Financial Statements (prepared in US$)
77

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                             Certifications.  See Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)                             Disclosure Controls and Procedures.  As of the end of Encana Corporation’s (“Encana”) fiscal year ended December 31, 2011, an evaluation of the effectiveness of Encana’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Encana’s management, with the participation of its principal executive officer and principal financial officers.  Based upon that evaluation, Encana’s principal executive officer and principal financial officers have concluded that as of the end of that fiscal year, Encana’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Encana in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Encana’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)                              Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

(d)                             Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditor’s Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

(e)                             Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2011, there were no changes in Encana’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Encana’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information- External Auditor Service Fees” in Encana’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information-Pre-Approval Policies and Procedures” in Encana’s Annual Information Form for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements.

Encana does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

40-F3

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies—Contractual Obligations” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F.

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

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company’s website.  Encana operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2011 Annual Meeting of Shareholders.  However, Encana has not codified its corporate governance principles into formal guidelines for posting on its website.

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

Encana has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards, and that summary, entitled “Differences in Encana’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards”, is available for viewing on Encana’s website at www.encana.com/about/board-governance/documents-filings.html.

Encana’s corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the NYSE rules and comply with applicable rules adopted by the Commission to give effect to the provisions of the Sarbanes-Oxley Act of 2002.

A description of Encana’s corporate governance practices is included under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2011 Annual Meeting of Shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 23, 2012.

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