Form 40-F
period 2012-12-31
ENCANA CORP
filed 2013-02-21
CIK 1157806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Yes X                        No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933:  Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856) and Form F-10 (File No. 333-181196).

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2012, prepared in accordance with United States generally accepted accounting principles.

40-F1

Encana Corporation Annual Information Form February 21, 2013

Table of Contents

Introduction	2
Corporate Structure	3
General Development of the Business	4
Narrative Description of the Business	7
Canadian Division	8
USA Division	13
Market Optimization	16
Reserves and Other Oil and Gas Information	17
Acquisitions, Divestitures and Capital Expenditures	18
Competitive Conditions	19
Environmental Protection	19
Social and Environmental Policies	20
Employees	21
Foreign Operations	21
Directors and Officers	22
Audit Committee Information	25
Description of Share Capital	27
Credit Ratings	29
Market for Securities	30
Dividends	30
Legal Proceedings	31
Risk Factors	31
Transfer Agents and Registrars	38
Interest of Experts	38
Additional Information	38
Note Regarding Forward-Looking Statements	39
Note Regarding Reserves Data and Other Oil and Gas Information	40
Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information	A-1
Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)	B-1
Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)	C-1
Appendix D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information	D-1
Appendix E - Audit Committee Mandate	E-1

Encana Corporation	1	Annual Information Form (prepared in US$)

Introduction

This is the Annual Information Form of Encana Corporation (“Encana” or the “Company”) for the year ended December 31, 2012. In this Annual Information Form, unless otherwise specified or the context otherwise requires, reference to “Encana” or to the “Company” includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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

Certain liquids volumes have been converted to billions of cubic feet equivalent (“Bcfe”) on the basis of one barrel (“bbl”) to six Mcf. Bcfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of oil and NGLs as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

On January 1, 2012, Encana adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for financial reporting purposes.  The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2012, including required comparative information for 2011 and 2010, have been prepared in accordance with U.S. GAAP.  All financial information included in this Annual Information Form is prepared in accordance with U.S. GAAP.

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

Intercorporate Relationships

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of Encana’s principal subsidiaries and partnerships as at December 31, 2012. Each of these subsidiaries and partnerships had total assets that exceeded 10 percent of Encana’s total consolidated assets or annual revenues that exceeded 10 percent of Encana’s total consolidated annual revenues as at December 31, 2012.

Subsidiaries & Partnerships	Percentage Directly or Indirectly Owned	Jurisdiction of Incorporation, Continuance or Formation

Encana USA Holdings	100	Delaware
3080763 Nova Scotia Company	100	Nova Scotia
Alenco Inc.	100	Delaware
Encana Oil & Gas (USA) Inc.	100	Delaware
Encana Marketing (USA) Inc.	100	Delaware
Encana USA Investment Holdings	100	Delaware

The above table does not include all of the subsidiaries and partnerships of Encana. The assets and annual revenues of unnamed subsidiaries and partnerships in the aggregate did not exceed 20 percent of Encana’s total consolidated assets or total consolidated annual revenues as at December 31, 2012.

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

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana’s operations also include the marketing of natural gas, oil and NGLs.  All of Encana’s reserves and production are located in North America.

Operating Divisions

Encana employs a decentralized decision making structure and is currently divided into two operating divisions. The operating divisions are:

•             Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. The following resource plays are located in the Division: Cutbank Ridge in northern British Columbia; Bighorn in west central Alberta; Peace River Arch in northwest Alberta; Clearwater in southern Alberta, including the emerging Clearwater Oil play; and Greater Sierra in northeast British Columbia. Emerging plays within the Division also include the Duvernay in west central Alberta. As well, the Deep Panuke natural gas project offshore Nova Scotia is included in the Division.

•             USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. The following resource plays are located in the Division:  Piceance in northwest Colorado; Jonah in southwest Wyoming; Haynesville in Louisiana; and Texas. Other and emerging plays within the Division include the Tuscaloosa Marine Shale in Louisiana and Mississippi, Eaglebine in east Texas, the Mississippian Lime in Oklahoma and Kansas, the DJ Niobrara in northern Colorado and the San Juan Basin in New Mexico.

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

For 2012 financial reporting purposes, Encana’s reportable segments were: (i) Canada; (ii) USA; (iii) Market Optimization; and (iv) Corporate and Other. Corporate and Other is not an operating segment and mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instruments relate.

Encana Corporation	4	Annual Information Form (prepared in US$)

Recent Developments

Significant events which contributed to the development of Encana’s business over the last three years included the following:

2012

•    Entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012.  Mitsubishi has agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, over an expected commitment period of five years, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that period.

•    Entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina invested C$1.18 billion in December 2012 and has agreed to further invest approximately C$1.0 billion over a commitment period which is expected to be four years. The further investment of approximately C$1.0 billion is to be used to fund half of Encana’s capital funding commitment.

•    Entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho has agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho invested C$100 million in April 2012 and has agreed to further invest approximately C$500 million which is expected to be received over the next seven years.

•    Entered into a long-term joint venture agreement with a Nucor Corporation subsidiary (“Nucor”) in November 2012, under which Nucor is to earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in the Piceance Basin in Colorado.  Nucor has agreed to pay its share of well costs plus a portion attributable to Encana’s interest.

•    Entered into a joint venture agreement with Exaro Energy III LLC (“Exaro”) in March 2012 under which Exaro has agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field in Wyoming.

•    Renegotiated certain gathering and processing agreements in September 2012, which result in Encana receiving additional NGL volumes from the Company’s processed gas in the Piceance and Jonah areas in the U.S.

•    Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

•    Entered into an agreement to sell Encana’s 30 percent interest in the proposed Kitimat liquefied natural gas (“LNG”) export terminal in British Columbia. The transaction closed on February 8, 2013.

•    Commenced various natural gas fueling projects including mobile and permanent LNG fueling stations in Canada and the U.S., a compressed natural gas (“CNG”) fueling station in Texas, LNG fueling systems for drilling rigs in Michigan and Colorado, an LNG locomotive pilot in Alberta and the conversion of 25 percent of Encana’s fleet vehicles to CNG.

Encana Corporation	5	Annual Information Form (prepared in US$)

2011

•    Acquired various strategic exploration and evaluation lands and properties which complement existing assets within Encana’s portfolio, totaling $515 million. Land capture included additional acreage with potential oil and natural gas streams with associated liquids.

•    Completed divestitures for total proceeds of $891 million of Encana’s interest in the Cabin natural gas processing plant in British Columbia, the Fort Lupton natural gas processing plant in Colorado and the South Piceance natural gas gathering assets in Colorado.

•    Closed the majority of the sale of its North Texas natural gas producing assets for proceeds of $836 million.  In March of 2012, Encana completed the remainder of the sale and received additional proceeds of $114 million.

•    Entered into deep cut processing arrangements, which allow the Company to extract additional NGL volumes from its natural gas streams starting in 2012 at the Musreau plant in Bighorn and Gordondale plant in Peace River Arch.

•    Acquired a 30 percent interest in the planned Kitimat LNG export terminal in British Columbia.

•    Entered into an agreement to be the sole LNG fueling supplier to a fleet of 200 LNG heavy-duty trucks in Louisiana through its mobile and permanent LNG fueling stations and opened four compressed natural gas fueling stations.

2010

•    Entered into farm-out agreements with Kogas Canada Ltd., a Korea Gas Corporation subsidiary (“Kogas”), which agreed to invest approximately C$565 million over three years to earn a 50 percent interest in approximately 154,000 acres of land in Horn River and Montney in the Greater Sierra and Cutbank Ridge resource plays. In 2011, Encana extended a farm-out agreement with Kogas for an additional investment of C$185 million for approximately 20,000 additional acres.

•    Acquired various strategic lands and properties that complement existing assets within Encana’s portfolio. In 2010, acquisitions were $592 million in the Canadian Division and $141 million in the USA Division.

•    Completed the divestiture of mature conventional oil and natural gas assets for proceeds of approximately $288 million in the Canadian Division and $595 million in the USA Division.

Encana Corporation	6	Annual Information Form (prepared in US$)

Narrative Description of the Business

The following map outlines the location of Encana’s North American landholdings, resource plays and emerging plays as at December 31, 2012.

Encana Corporation	7	Annual Information Form (prepared in US$)

Encana’s operations are focused on exploiting North American long-life natural gas and oil formations. Encana attempts to identify early-stage, geographically expansive hydrocarbon-charged basins and then assembles a large land position to try to capture core resource opportunities. Encana determines cost efficient means for extracting natural gas, oil and NGLs, focusing on technological innovation. The Company’s resource play hub model is a manufacturing-style development approach, which utilizes integrated production facilities to develop resources by drilling multiple wells from central pad sites. This manufacturing-style approach extends over many years. Capital and operating efficiencies are pursued on an ongoing basis and applied across Encana’s expansive portfolio.

Encana’s capital investment strategy is focused on building long-term production growth capacity and transitioning to a more diversified portfolio of production and cash flows. In the current price environment, the Company plans to continue focusing capital investment in liquids plays, minimizing investment in dry natural gas plays and attracting third party capital investments.

Encana’s operations are primarily located in Canada and the U.S. All of Encana’s reserves and production are located in North America.

Canadian Division

The Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. The following resource plays are located in the Division: Cutbank Ridge in northern British Columbia; Bighorn in west central Alberta; Peace River Arch in northwest Alberta; Clearwater in southern Alberta, including the emerging Clearwater Oil play; and Greater Sierra in northeast British Columbia.  Emerging plays within the Division also include the Duvernay in west central Alberta. As well, the Deep Panuke natural gas project offshore Nova Scotia is included in the Division.

In 2012, Encana split its Cutbank Ridge resource play into two plays, Cutbank Ridge in British Columbia and Peace River Arch in Alberta, with comparative information restated.  This reflects the Company’s future development plans for Cutbank Ridge as a result of the Company’s partnership with Mitsubishi.  In addition, the Coalbed Methane resource play was renamed Clearwater.

In 2012, the Canadian Division had total capital investment of approximately $1,567 million and drilled approximately 372 net wells.  Production after royalties averaged approximately 1,359 MMcf/d of natural gas and approximately 19.4 Mbbls/d of oil and NGLs.  At December 31, 2012, the Canadian Division had an established land position in Canada of approximately 10.1 million gross acres (8.0 million net acres), including approximately 5.1 million gross undeveloped acres (4.0 million net acres). The mineral rights on approximately 45 percent of the total net acreage are owned in fee title by Encana, which means that the mineral rights are held by Encana in perpetuity and production is subject to a mineral tax that is generally less than the Crown royalty imposed on production from land where the government owns the mineral rights.

Encana Corporation	8	Annual Information Form (prepared in US$)

The following tables summarize the Canadian Division landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed		Undeveloped		Total		Average
	Acreage		Acreage		Acreage		Working
(thousands of acres at December 31, 2012)	Gross	Net	Gross	Net	Gross	Net	Interest
Cutbank Ridge	308	167	674	349	982	516	53%
Bighorn	206	148	307	266	513	414	81%
Peace River Arch	297	171	501	431	798	602	75%
Clearwater	3,475	2,981	1,717	1,503	5,192	4,484	86%
Greater Sierra	568	521	1,363	1,168	1,931	1,689	87%
Other and emerging	79	55	569	283	648	338	52%
Total Canadian Division	4,933	4,043	5,131	4,000	10,064	8,043	80%

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2012) (1)	Gross	Net	Gross	Net	Gross	Net
Cutbank Ridge	604	530	-	-	604	530
Bighorn	383	330	16	6	399	336
Peace River Arch	338	261	18	10	356	271
Clearwater	11,854	10,932	152	131	12,006	11,063
Greater Sierra	979	910	-	-	979	910
Other and emerging	21	19	-	-	21	19
Total Canadian Division	14,179	12,982	186	147	14,365	13,129

Note:

(1)       Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2012	2011	2012	2011

Cutbank Ridge (1)	451	466	1.6	1.2
Bighorn	244	233	7.0	4.5
Peace River Arch (1)	109	105	3.6	2.7
Clearwater	403	440	8.8	7.0
Greater Sierra	201	275	0.6	1.1
Other and emerging	1	2	0.2	-
Total Canadian Division	1,409	1,521	21.8	16.5

Note:

(1)       In 2012, the Cutbank Ridge resource play was split into Cutbank Ridge and Peace River Arch, with comparative information restated.

Encana Corporation	9	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2012	2011	2012	2011

Cutbank Ridge (1)	433	428	1.5	1.1
Bighorn	242	230	5.8	3.5
Peace River Arch (1)	108	101	2.9	2.1
Clearwater	374	433	8.6	7.0
Greater Sierra	200	260	0.5	0.8
Other and emerging	2	2	0.1	-
Total Canadian Division	1,359	1,454	19.4	14.5

Note:

(1)          In 2012, the Cutbank Ridge resource play was split into Cutbank Ridge and Peace River Arch, with comparative information restated.

Resource Plays and Activities in the Canadian Division

Cutbank Ridge

Cutbank Ridge is a resource play located in the Canadian Rocky Mountain foothills, southwest of Dawson Creek, British Columbia. Key producing horizons in Cutbank Ridge include the Montney, Cadomin and Doig formations. Montney and Cadomin are almost exclusively being developed with horizontal well technology. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2012, Encana drilled approximately 41 net wells in the area and production after royalties averaged approximately 433 MMcf/d of natural gas and approximately 1.5 Mbbls/d of oil and NGLs.

At December 31, 2012, Encana controlled approximately 467,000 gross undeveloped acres (240,000 net acres) covering the deep basin Montney formation in British Columbia, with approximately 85,000 net acres located within Encana’s core development area near Dawson Creek. Encana has tested Montney extensively over the last several years and by applying advanced technology has reduced overall development costs significantly, achieving a nearly 70 percent reduction in costs on a completed interval basis since 2006.

In February 2012, Encana entered into a partnership agreement with Mitsubishi to jointly develop certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012.  Mitsubishi has agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, over an expected commitment period of five years, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that period. The transaction did not include any of Encana’s existing Cutbank Ridge production, processing plants, gathering systems or Alberta landholdings at the time of the transaction.

In February 2012, the Company closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million.  Encana has current processing capacity of approximately 420 MMcf/d at these plants under a 20 year commitment. In May 2012, Encana began processing sour natural gas at the new Dawson Creek Gas Plant operated by an unrelated third party.  Encana has current processing capacity of approximately 100 MMcf/d at the Dawson Creek Gas Plant under a 21 year commitment, with another 100 MMcf/d of capacity to be added in early 2013.  Encana has additional current processing capacity totaling approximately 125 MMcf/d at other gas processing plants in the area under three year commitments.

Bighorn

Bighorn is a resource play in west central Alberta. The focus is on exploiting multi-zone stacked Cretaceous sands in the Deep Basin. In 2012, Encana drilled approximately 31 net wells in the area and production after royalties averaged approximately 242 MMcf/d of natural gas and approximately 5.8 Mbbls/d of oil and NGLs. At December 31, 2012, Encana controlled approximately 307,000 gross undeveloped acres (266,000 net acres) in the resource play.

Encana Corporation	10	Annual Information Form (prepared in US$)

Encana has a 70 percent ownership interest in the Resthaven gas plant, which has a current processing capacity of approximately 100 MMcf/d (net 70 MMcf/d to Encana).  In October 2011, Encana signed an agreement that is expected to result in an unrelated third party investing approximately $244 million to expand the Resthaven plant’s gas processing and NGL extraction capacity by an additional 200 MMcf/d in two phases. Completion of the first phase is expected in mid-2014.  Encana has additional owned processing capacity of approximately 85 MMcf/d at other gas processing plants in the area.

Encana has current processing capacity of approximately 235 MMcf/d at the Musreau plant under an eight year commitment.  Musreau’s deep cut facility was commissioned in February 2012.  In late March, the facility was shut down due to a mechanical failure and resumed operations in September.  Current net liquids production from the deep cut facility is approximately 5.5 Mbbls/d after royalties.

Peace River Arch

Peace River Arch is a resource play located in northwest Alberta.  The focus is on the continued development of the Montney formation in Alberta.  In 2012, Encana drilled approximately 26 net wells in the area and production after royalties averaged approximately 108 MMcf/d of natural gas and approximately 2.9 Mbbls/d of oil and NGLs. At December 31, 2012, Encana controlled approximately 254,000 gross undeveloped acres (236,000 net acres) in the Montney formation.

Encana holds a 60 percent ownership interest in the Sexsmith plant, which has a total capacity of approximately 115 MMcf/d (net 69 MMcf/d to Encana).  In October 2012, Encana sold compression and gathering lines in the Sexsmith and Pipestone areas to an unrelated third party.  Concurrent with the sale, the Company entered into a 20 year commitment which commences at approximately 45 MMcf/d and increases to 110 MMcf/d when the Pipestone pipeline expansion project is completed.  Completion is expected in 2014.

In October 2012, the Gordondale sour gas deep cut plant came on stream. Encana has current processing capacity of approximately 50 MMcf/d at Gordondale under a ten year commitment.  The deep cut facility is expected to yield net liquids production of approximately 1.7 Mbbls/d after royalties.

Clearwater

Clearwater is a resource play that extends from the U.S. border to central Alberta and includes Clearwater Natural Gas and Clearwater Oil.  Clearwater Natural Gas is focused on the development of Horseshoe Canyon coals, shallower sands and deeper targets using an integrated wellbore strategy.  The Clearwater Oil emerging play is in the testing and development stage for multiple oil horizons.

In 2012, Encana drilled approximately 231 net natural gas wells and 29 net oil wells.  Production after royalties averaged approximately 374 MMcf/d of natural gas and approximately 8.6 Mbbls/d of oil and NGLs.  At December 31, 2012, Encana controlled approximately 1.7 million gross undeveloped acres (1.5 million net acres) in the resource play.  Approximately 80 percent of the total net acreage landholdings are owned in fee title.

In April 2012, Encana entered into an agreement with Toyota Tsusho under which Toyota Tsusho has agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho invested C$100 million in April 2012 and has agreed to further invest approximately C$500 million which is expected to be received over the next seven years.

Greater Sierra

Greater Sierra is a resource play located in northeast British Columbia. The focus is on the continued development of the Jean Marie formation and the Devonian aged Horn River shales. In 2012, Encana drilled approximately six net wells in the area and production after royalties averaged approximately 200 MMcf/d of natural gas and approximately 0.5 Mbbls/d of oil and NGLs.

Encana Corporation	11	Annual Information Form (prepared in US$)

At December 31, 2012, Encana controlled 818,000 gross undeveloped acres (728,000 net acres) in the Jean Marie formation and approximately 259,000 gross undeveloped acres (222,000 net acres) in the Horn River Basin. Horn River Basin shales (Muskwa, Otter Park and Evie) within Encana’s focus area are upwards of 500 feet thick. At December 31, 2012, these shales have been evaluated with approximately 125 gross wells (14 vertical and 111 horizontal), 87 of which have been placed on long-term production (one vertical and 86 horizontal).  Encana has owned gas processing capacity of approximately 625 MMcf/d at various facilities in the area.

In October 2012, the commissioning and expansion of the Cabin natural gas processing plant in British Columbia was suspended.  Encana currently has processing commitments related to two planned phases of the Cabin plant.  Encana’s commitment related to the first phase of the plant is to be transferred to a third party under a signed agreement expected to close in the first quarter of 2013.

Duvernay

The Duvernay is an emerging liquids play located in west central Alberta.  At December 31, 2012, Encana held an interest in approximately 455,000 gross undeveloped acres (239,000 net acres).  In 2012, Encana drilled six net exploration wells.

In December 2012, Encana entered into an agreement with PetroChina to jointly explore and develop certain Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina invested C$1.18 billion in December 2012 and has agreed to further invest approximately C$1.0 billion over a commitment period which is expected to be four years. The further investment of approximately C$1.0 billion is to be used to fund half of Encana’s capital funding commitment.

Atlantic Canada

Encana is the owner and operator of the Deep Panuke gas field, located offshore Nova Scotia. The Deep Panuke natural gas project involves the installation of the facilities required to produce natural gas from the field, located approximately 250 kilometres southeast of Halifax (on the Scotian shelf). Produced gas will be transported to shore by subsea pipeline and Encana will transport this natural gas via the Maritimes & Northeast Pipeline to a delivery point in eastern Canada.  First production from the Deep Panuke field is currently expected in 2013.

At December 31, 2012, Encana held an interest in approximately 76,000 gross acres (32,000 net acres) in Atlantic Canada, which includes Nova Scotia and Newfoundland and Labrador. Encana operates six of its nine licenses in these areas and has an average working interest of approximately 42 percent.

Encana Corporation	12	Annual Information Form (prepared in US$)

USA Division

The USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. The following resource plays are located in the Division: Piceance in northwest Colorado; Jonah in southwest Wyoming; Haynesville in Louisiana; and Texas. Other and emerging plays within the Division include the Tuscaloosa Marine Shale in Louisiana and Mississippi, Eaglebine in east Texas, the Mississippian Lime in Oklahoma and Kansas, the DJ Niobrara in northern Colorado and the San Juan Basin in New Mexico.

In 2012, the USA Division had total capital investment of approximately $1,727 million and drilled approximately 285 net wells.  Production after royalties averaged approximately 1,622 MMcf/d of natural gas and approximately 11.6 Mbbls/d of oil and NGLs.  At December 31, 2012, the USA Division had an established land position of approximately 3.4 million gross acres (2.9 million net acres), including approximately 2.7 million gross undeveloped acres (2.3 million net acres).

The following tables summarize the USA Division landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working Interest
(thousands of acres at December 31, 2012)	Gross	Net	Gross	Net	Gross	Net

Piceance	274	256	592	545	866	801	92%
Jonah	19	19	118	105	137	124	91%
Haynesville	177	100	131	84	308	184	60%
Texas	27	12	119	65	146	77	53%
Other and emerging	177	145	1,716	1,535	1,893	1,680	89%
Total USA Division	674	532	2,676	2,334	3,350	2,866	86%

Producing Wells

	Natural Gas		Oil		Total
(number of wells at December 31, 2012) (1)	Gross	Net	Gross	Net	Gross	Net

Piceance	3,508	2,934	-	-	3,508	2,934
Jonah	1,439	1,213	-	-	1,439	1,213
Haynesville	522	256	-	-	522	256
Texas	228	162	-	-	228	162
Other and emerging	1,828	1,230	38	28	1,866	1,258
Total USA Division	7,525	5,795	38	28	7,563	5,823

Notes:

(1)          Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2012	2011	2012	2011

Piceance	556	507	2.5	2.2
Jonah	529	602	5.3	5.5
Haynesville	591	635	-	-
Texas	219	499	0.1	0.4
Other and emerging	113	109	6.2	3.6
Total USA Division	2,008	2,352	14.1	11.7

Encana Corporation	13	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2012	2011	2012	2011

Piceance	475	435	2.2	1.9
Jonah	411	471	4.1	4.3
Haynesville	475	508	-	-
Texas	167	376	0.1	0.3
Other and emerging	94	89	5.2	3.0
Total USA Division	1,622	1,879	11.6	9.5

Resource Plays and Activities in the USA Division

Piceance

Piceance is a resource play located in northwest Colorado. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. In addition to Williams Fork, Encana has begun exploration drilling in the Niobrara and Mancos formations, which are thick shales predominant throughout the basin. In 2012, production after royalties averaged approximately 475 MMcf/d of natural gas and approximately 2.2 Mbbls/d of oil and NGLs. At December 31, 2012, Encana controlled approximately 592,000 gross undeveloped acres (545,000 net acres).  Encana has current processing capacity in Piceance of approximately 270 MMcf/d under commitments with remaining terms of up to 14 years.

In November 2012, Encana entered into a long-term joint venture agreement with Nucor under which Nucor is to earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in Piceance.  Nucor has agreed to pay its share of well costs plus a portion attributable to Encana’s interest.  In addition, Encana has several existing joint venture arrangements to develop portions of the Piceance Basin.  In 2012, Encana drilled approximately 116 net wells, of which 110 were drilled primarily using third party funds.  For the remaining term of the joint venture arrangements, it is expected that Encana will drill approximately 2,720 net wells which will be partially funded by third parties.

During 2012, the Company renegotiated certain gathering and processing agreements, which result in Encana receiving additional NGL volumes from the Company’s processed gas in the Piceance and Jonah areas.

Jonah

Jonah is a resource play located in the Green River Basin in southwest Wyoming. Production is from the Lance formation, which contains vertically stacked sands that exist at depths between 8,500 and 13,000 feet. In 2012, production after royalties averaged approximately 411 MMcf/d of natural gas and approximately 4.1 Mbbls/d of oil and NGLs.  At December 31, 2012, Encana controlled approximately 118,000 gross undeveloped acres (105,000 net acres).

Historically, Encana’s operations have been conducted in the over-pressured core portion of the field. Within the over-pressured area, Encana plans to drill the field to 10 acre spacing with higher densities in some areas. Outside of the over-pressured area, Encana owns approximately 116,000 gross undeveloped acres (104,000 net acres), where 40 acre and possibly 20 acre drilling potential exists.

In March 2012, Encana entered into a joint venture agreement with Exaro, under which Exaro has agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field.  In addition, Encana has existing joint venture arrangements to develop portions of Jonah. In 2012, Encana drilled approximately 41 net wells, of which 31 were drilled primarily using third party funds. Over the next five years, Encana expects to drill approximately 121 net wells primarily using third party funds under existing arrangements.

Encana Corporation	14	Annual Information Form (prepared in US$)

Haynesville

The Haynesville shale is a resource play located in Louisiana.  The focus is on maximizing gas recovery in the Haynesville and Mid-Bossier horizons.  Encana has developed the lands using a multi-well pad approach in key areas. In 2012, Encana drilled approximately 17 net wells in the area and production after royalties averaged approximately 475 MMcf/d of natural gas. At December 31, 2012, Encana controlled approximately 131,000 gross undeveloped acres (84,000 net acres), with the majority of the leaseholds in north Louisiana being located in the DeSoto and Red River parishes.

In 2012, Encana secured the regulatory approval of cross unit lateral wells, enabling horizontal wells with lengths of approximately 7,500 feet.  Encana has current processing capacity in Haynesville of approximately 720 MMcf/d under commitments with remaining terms of up to 9 years.

Texas

Texas is a resource play with operations primarily located in East Texas. The focus is on tight gas with multi-zone targets in the Bossier and Cotton Valley zones, as well as shale gas in the Haynesville and Mid-Bossier horizons.  In 2012, Encana drilled approximately four net wells in Texas and production after royalties averaged approximately 167 MMcf/d of natural gas.  At December 31, 2012, Encana controlled approximately 119,000 gross undeveloped acres (65,000 net acres).

In December 2011, Encana closed the majority of the sale of its North Texas natural gas producing assets for proceeds of $836 million.  The remainder of the sale closed in March 2012 for proceeds of $114 million.

Tuscaloosa Marine Shale

The Tuscaloosa Marine Shale is an emerging oil play located in Louisiana and Mississippi.  In 2011, Encana established a significant land position in the play.  At December 31, 2012, Encana controlled approximately 311,000 gross undeveloped acres (294,000 net acres).  In 2012, Encana drilled approximately seven net horizontal wells, with an average effective length of 5,800 feet.

Eaglebine

Eaglebine is an emerging oil play located in the East Texas Basin, which was recognized as part of Encana’s legacy leasehold in the basin.  At December 31, 2012, Encana controlled approximately 89,000 gross undeveloped acres (86,000 net acres).  In 2012, Encana drilled approximately eight net horizontal wells, with an average effective length of 6,700 feet.

Mississippian Lime

The Mississippian Lime is an emerging oil play located in Oklahoma and Kansas.  In 2012, Encana established a significant land position in the play.  At December 31, 2012, Encana controlled 326,000 gross undeveloped acres (324,000 net acres).  In 2012, Encana drilled approximately 12 net horizontal wells with an average effective length of 3,800 feet.  The Oklahoma acreage is still being evaluated.  In the Kansas acreage, the well performance was lower than expected.

DJ Niobrara

The DJ Niobrara is a liquids play located in the DJ Basin in northern Colorado.  The primary formation targets in the basin are the Codell, J-Sand and the Niobrara.  At December 31, 2012, Encana controlled approximately 11,000 gross undeveloped acres (10,000 net acres).  In 2012, Encana drilled approximately 14 net horizontal wells with an average effective length of 4,700 feet.

San Juan

San Juan is an emerging oil play located in the San Juan Basin in New Mexico.  The primary formation targets in the basin are the Gallup and Mancos silt.  In 2012, Encana established a significant land position in the play.  At December 31, 2012, Encana controlled approximately 267,000 gross undeveloped acres (135,000 net acres), with contract rights for an additional 43,000 gross acres (33,000 net acres).  In 2012, Encana drilled approximately six net horizontal wells with an average effective length of 4,050 feet.

Encana Corporation	15	Annual Information Form (prepared in US$)

Collingwood/Utica Shale

The Collingwood/Utica Shale is an emerging liquids play located in Michigan.  At December 31, 2012, Encana controlled approximately 429,000 gross undeveloped acres (429,000 net acres). In 2012, Encana drilled approximately three net horizontal wells, with an average effective length of 6,800 feet.

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

As part of ordinary business operations, Encana has a number of delivery commitments to provide natural gas under existing contracts and agreements. The majority of Encana’s production is sold under short term contracts at the relevant market price at the time that the product is sold. As at December 31, 2012, Encana had no material long term physical sales contracts or delivery contracts.

Encana seeks to mitigate the market risk associated with future cash flows by entering into various risk management contracts relating to produced natural gas, liquids and power.  Details of those contracts related to Encana’s various risk management positions are found in Note 19 to Encana’s audited Consolidated Financial Statements for the year ended December 31, 2012 which are available via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

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

The practice of preparing production and reserve quantities data under Canadian disclosure requirements (NI 51-101) differs from the U.S. reporting requirements. The primary differences between the two reporting requirements include:

•	the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves;

•	the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average historical prices which are held constant;

•	the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis;

•	the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis;

•	the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards; and

•

the Canadian standards require that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. standards specify a five year limit after initial booking for the development of proved undeveloped reserves.

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGL reserves annually. In 2012, Encana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton.

Encana’s Vice-President, Corporate Reserves & Competitor Analysis and six other staff under this individual’s direction oversee the preparation of the reserves estimates by the IQREs. Currently this internal staff of four professional engineers, one engineering technologist and two business analysts have combined relevant experience of over 100 years. The Vice-President and other engineering staff are all members of the appropriate provincial or state professional associations and are members of various industry associations such as the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Encana has a Reserves Committee composed of a majority of independent board members that reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs. Annually, the Reserves Committee recommends the selection of IQREs to the Board of Directors for its approval.

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

Acquisitions, Divestitures and Capital Expenditures

Encana’s growth in recent years has been achieved through a combination of internal growth and acquisitions. Encana has a large inventory of internal growth opportunities and also continues to examine select acquisition opportunities to develop and expand its resource plays. The acquisition opportunities may include corporate or asset acquisitions. Encana may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of any of these sources.

The following table summarizes Encana’s net capital investment for 2012 and 2011.  Proceeds from divestitures that remain subject to additional closing conditions as at December 31, 2012 are not included.

($ millions)	2012	2011
Capital Investment
Canadian Division	1,567	2,031
USA Division	1,727	2,446
Market Optimization	7	2
Corporate & Other	175	131
	3,476	4,610
Acquisitions
Canadian Division	139	410
USA Division	240	105

Divestitures
Canadian Division	(3,770)	(350)
USA Division	(271)	(1,730)
Corporate & Other	(2)	-
Net Acquisitions and Divestitures	(3,664)	(1,565)
Net Capital Investment	(188)	3,045

Capital investment during 2012 was focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in development and exploration opportunities in liquids plays. Acquisitions primarily included land and property purchases with liquids production potential.

Divestiture proceeds for 2012 in the Canadian Division included C$1.45 billion received from Mitsubishi, C$1.18 billion received from PetroChina, C$100 million received from Toyota Tsusho and approximately C$920 million received from the sale of two natural gas processing plants in British Columbia and Alberta. The USA Division received the remaining proceeds of $114 million from the divestiture of the North Texas natural gas assets.  For additional information, see “General Development of the Business – Recent Developments – 2012”.

Encana Corporation	18	Annual Information Form (prepared in US$)

Competitive Conditions

All aspects of the oil and gas industry are highly competitive and Encana actively competes with other companies in the industry, particularly in the following areas:

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

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors reviews the impact of a variety of carbon constrained scenarios on Encana’s strategy with a current price range from approximately $10 to $80 per tonne of emissions, applied to a range of emissions coverage levels.

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2012, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred over the life of the reserves is approximately $4.3 billion. As at December 31, 2012, Encana has recorded an asset retirement obligation of $969 million.

Encana Corporation	19	Annual Information Form (prepared in US$)

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

Some of the steps that Encana has taken to embed the corporate responsibility approach throughout the organization include:

•	A comprehensive approach to training and communicating policies and practices and a requirement for acknowledgement and sign-off on key policies from the Board of Directors and employees;

•	An EH&S management system;

•	A security program to regularly assess security threats to business operations and to manage the associated risks;

•	A formalized approach to stakeholder relations with a standardized Stakeholder Engagement Guide and specific Aboriginal Community Engagement Guide;

•	Corporate responsibility performance metrics to track the Company’s progress;

•	An environmental efficiency program that focuses on reducing energy and water use at Encana’s operations and incents employees to reduce energy and water use in their homes;

•

A comprehensive community investment program that contributes to charitable and non-profit organizations in the communities in which Encana operates and an employee program that matches employee donations up to $25,000 per employee, per year;

Encana Corporation	20	Annual Information Form (prepared in US$)

•	An Investigations Practice and an Investigations Committee to review and resolve potential violations of Encana policies or practices and other regulations;

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

Employees

At December 31, 2012, Encana employed 4,193 employees as set forth in the following table.

Employees
Canadian Division	1,831
USA Division	1,711
Corporate	651
Total	4,193

The Company also engages a number of contractors and service providers.

Foreign Operations

As at December 31, 2012, all of Encana’s reserves and production were located in North America, which limits Encana’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Encana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash.

Encana Corporation	21	Annual Information Form (prepared in US$)

Directors and Officers

The following information is provided for each director and executive officer of Encana as at the date of this Annual Information Form.

Directors

Name & Municipality of Residence	Director Since (1)	Principal Occupation

David P. O’Brien, O.C. (5,7,8) Calgary, Alberta, Canada	1990	Chairman Encana Corporation Chairman Royal Bank of Canada

Peter A. Dea (3,6) Denver, Colorado, U.S.A.	2010	President & Chief Executive Officer Cirque Resources LP (Private oil & gas company)

Claire S. Farley (3,5,6) Houston, Texas, U.S.A.	2008	Member KKR Management LLC (Public global investment firm)

Fred J. Fowler (3,4) Houston, Texas, U.S.A.	2010	Corporate Director

Suzanne P. Nimocks (2,4) Houston, Texas, U.S.A.	2010	Corporate Director

Jane L. Peverett (2,5,6) West Vancouver, British Columbia, Canada	2003	Corporate Director

Allan P. Sawin (2,4) Edmonton, Alberta, Canada	2007	President Bear Investments Inc. (Private investment company)

Brian G. Shaw (2,4) Toronto, Ontario, Canada	2013	Corporate Director

Bruce G. Waterman (2,4) Calgary, Alberta, Canada	2010	Corporate Director

Clayton H. Woitas (3,5,6,9) Calgary, Alberta, Canada	2008	Interim President & Chief Executive Officer Encana Corporation Chairman & Chief Executive Officer Range Royalty Management Ltd. (Private oil & gas company)

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

(9)          As Interim President and Chief Executive Officer of Encana, Mr. Woitas is not considered independent within the meaning of National Instrument 58-101, Disclosure of Corporate Governance Practices.

Encana Corporation	22	Annual Information Form (prepared in US$)

Encana does not have an Executive Committee of its Board of Directors.

At the date of this Annual Information Form, there are 10 directors of the Company. All of the current directors were elected at the last annual meeting of shareholders held on April 25, 2012, except for Brian G. Shaw, who was appointed by the Board of Directors effective February 12, 2013. At the next annual meeting, shareholders will be asked to elect as directors each of the individuals listed in the above table, except for Allan P. Sawin.

Executive Officers

Name & Municipality of Residence	Corporate Office (Divisional Title)

Clayton H. Woitas Calgary, Alberta, Canada	Interim President & Chief Executive Officer

Sherri A. Brillon Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer

Robert A. Grant Calgary, Alberta, Canada	Executive Vice-President, Corporate Development, EH&S and Reserves

Terrence J. Hopwood Calgary, Alberta, Canada	Executive Vice-President & General Counsel

Eric D. Marsh Dallas, Texas, U.S.A.	Executive Vice-President, Natural Gas Economy (Senior Vice-President, USA Division)

Michael G. McAllister Calgary, Alberta, Canada	Executive Vice-President (President, Canadian Division)

R. William Oliver Calgary, Alberta, Canada	Executive Vice-President & Chief Corporate Officer

William A. Stevenson Calgary, Alberta, Canada	Executive Vice-President & Chief Accounting Officer

Jeff E. Wojahn Denver, Colorado, U.S.A.	Executive Vice-President (President, USA Division)

Renee E. Zemljak Denver, Colorado, U.S.A.	Executive Vice-President, Midstream, Marketing & Fundamentals

Encana Corporation	23	Annual Information Form (prepared in US$)

During the last five years, all of the directors and executive officers have served in various capacities with Encana or its predecessor companies or have held the principal occupation indicated opposite their names except for the following:

Ms. Farley is a Member of KKR Management LLC, the general partner of KKR & Co. (“KKR”) as of December 2012, and was a Managing Director of KKR’s energy and infrastructure group from November 2011 to December 2012.  Prior to joining KKR as an employee, Ms. Farley co-founded RPM Energy LLC (a privately-owned oil and gas exploration and development company) created in September 2010 and partnered with KKR.  She was an Advisory Director of Jefferies Randall & Dewey (a private global oil and gas energy industry advisor) from August 2008 to September 2010 and was Co-President of Jefferies Randall & Dewey from February 2005 to August 2008. She was a Managing Partner of Castex Energy Partners (a private exploration and production limited partnership) from August 2008 to January 2009.

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

Mr. Shaw has been a director of Patheon Inc. (a publicly listed provider of drug development and manufacturing services) since December 2009, Manulife Bank of Canada (a private chartered bank) since February 2012 and Manulife Trust Company (a private trust company) since February 2012.  Prior to that, Mr. Shaw was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

Mr. Waterman was Executive Vice President, International Development of Agrium Inc. (a public agricultural supply company) from February 2012 through January 2013.  From April 2011 through February 2012, Mr. Waterman was Executive Vice President and Chief Strategy Development & Investment Officer of Agrium and from April 2000 through April 2011 he was Senior Vice President, Finance & Chief Financial Officer of Agrium.

Mr. Hopwood was Senior Vice President and General Counsel of Suncor Energy Inc. (a public oil and gas company) from 2002 to February 2011.

All of the directors and executive officers of Encana listed above, as a group, beneficially owned or controlled or directed, directly or indirectly, as of February 13, 2013, an aggregate of 521,430 common shares representing 0.07 percent of the issued and outstanding voting shares of Encana, and held options to acquire an aggregate of 2,678,733 additional common shares.

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

Encana Corporation	24	Annual Information Form (prepared in US$)

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

Suzanne P. Nimocks

Ms. Nimocks holds a Bachelor of Arts in Economics (Tufts University) and a Masters in Business Administration (Harvard Graduate School of Business). She is a Corporate Director.  Ms. Nimocks is a director of Rowan Companies plc (a public international contract drilling services company), ArcelorMittal (a public international steel company) and Owens Corning (a global producer of residential and commercial building materials). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years.

Jane L. Peverett (Audit Committee Chair)

Ms. Peverett holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate. She is also a Fellow of The Society of Management Accountants (FCMA). Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority and Associated Electric & Gas Insurance Services Limited (a private mutual insurance company). She is also an Audit Committee member of Canadian Imperial Bank of Commerce. She was President and Chief Executive Officer of BCTC (electrical transmission) from April 2005 to January 2009 and was previously Vice President, Corporate Services and Chief Financial Officer of BCTC from June 2003 to April 2005. In her 18-year career with the Westcoast Energy Inc./Duke Energy Corporation group of companies, she held senior executive positions with Union Gas Limited (Ontario), including President, President and Chief Executive Officer, Senior Vice President Sales & Marketing and Chief Financial Officer, among others.

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

Brian G. Shaw

Mr. Shaw is a Chartered Financial Analyst, holds a Masters of Business Administration (University of Alberta) and a Bachelor of Commerce (University of Alberta) and is a Corporate Director. Mr. Shaw is a director of Patheon Inc. (a publicly listed provider of drug development and manufacturing services), Manulife Bank of Canada (a private chartered bank) and Manulife Trust Company (a private trust company). He is also the Chairman of the Audit Committee of Patheon Inc. and a member of the Audit Committees of Manulife Bank of Canada and Manulife Trust Company. He has experience in corporate finance, capital markets, investing activities and corporate governance gained through his executive level position at CIBC World Markets Inc., which included his role as Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

Encana Corporation	25	Annual Information Form (prepared in US$)

Bruce G. Waterman

Mr. Waterman holds a Bachelor of Commerce (Queen’s University) and a designation as a Chartered Accountant.  He is also a Fellow of the Chartered Accountants (FCA). He was Executive Vice President of Agrium Inc. (a public agricultural company), where he held senior roles as Chief Financial Officer, as well as in Business Development and Strategy, from April 2000 through to his retirement in January 2013. Prior to joining Agrium, Mr. Waterman was the Vice-President & Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000.  Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance and accounting.

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

Encana Corporation	26	Annual Information Form (prepared in US$)

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2012 and 2011.

(C$ thousands)	2012	2011
Audit Fees (1)	3,393	3,136
Audit-Related Fees (2)	132	896
Tax Fees (3)	361	457
All Other Fees (4)	4	4
Total	3,890	4,493

 Notes:

(1)	Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2012 and 2011, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosure.

(3)

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2012 and 2011, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)

During fiscal 2012 and 2011, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimus exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”) Regulation S-X in 2012 or 2011.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of December 31, 2012, there were approximately 736.3 million common shares outstanding and no preferred shares outstanding.

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

Encana Corporation	27	Annual Information Form (prepared in US$)

The Company has a shareholder rights plan (the “Plan”) that was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company. The Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Encana’s common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the separation time and before certain expiration times, to acquire one common share at 50 percent of the market price at the time of exercise. The Plan was amended and reconfirmed at the 2010 annual and special meeting of shareholders and must be reconfirmed at every third annual meeting thereafter.  Encana intends to seek reconfirmation of the Plan at the Company’s 2013 annual meeting of shareholders.

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

Encana Corporation	28	Annual Information Form (prepared in US$)

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

The following table outlines the ratings issued by the respective rating agencies as of February 13, 2013.

	Standard & Poor’s Ratings Services (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)
Long-Term - Senior Unsecured	BBB	Baa2	BBB
Short-Term - Commercial Paper	A-2	P-2	R-2 (mid)
Outlook/Trend	Stable	Stable	Stable

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

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitments. S&P’s short-term Canadian commercial paper ratings are on a scale that ranges from A-1 (high) to D, which represents the range from highest to lowest quality. A rating of A-2 is the fourth highest of eight categories and indicates that the issuer has satisfactory capacity to meet its financial commitments.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to obligations judged to be medium grade and subject to moderate credit risk.  As such, they may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the obligation ranks in the higher end of its rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its rating category. Moody’s short-term credit ratings are on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality. A rating of P-2 is the second highest of four categories and indicates that the issuer has a strong ability to repay short-term debt obligations.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by DBRS is within the fourth highest of ten categories and is assigned to obligations considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. DBRS’ commercial paper and short-term debt credit ratings are on a scale ranging from R-1 (high) to D, which represents the range from highest to lowest quality. A rating of R-2 (mid) is the fifth highest of ten categories and indicates that the short-term debt is of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable and the issuer may be vulnerable to future events.

Encana has paid each of S&P, Moody’s, and DBRS their customary fees in connection with the provision of the above ratings.  Encana has not made any payments to S&P, Moody’s or DBRS over the past two years for services unrelated to the provision of such ratings.

See “Risk Factors – A downgrade in Encana’s credit rating could increase its cost of capital and limit its access to capital, suppliers or counterparties” in this Annual Information Form.

Encana Corporation	29	Annual Information Form (prepared in US$)

Market for Securities

All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol “ECA”. The following table outlines the share price trading range and volume of shares traded by month in 2012.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range			Share	Share Price Trading Range			Share
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2012
January	20.93	17.25	19.21	52.2	20.85	17.02	19.13	131.8
February	21.14	18.84	20.16	50.0	21.25	18.86	20.40	124.8
March	21.00	19.16	19.59	56.6	21.29	19.24	19.65	112.8
April	20.74	17.41	20.69	45.7	21.00	17.45	20.94	138.2
May	22.39	19.80	20.64	60.7	22.37	19.44	19.89	196.3
June	23.11	18.91	21.20	83.0	22.72	18.46	20.83	193.5
July	22.43	19.66	22.34	63.4	22.39	19.18	22.25	144.7
August	22.86	21.36	21.82	38.8	23.00	21.19	22.20	114.5
September	23.00	21.12	21.53	45.7	23.80	21.07	21.92	91.8
October	23.86	21.07	22.50	49.8	24.29	21.45	22.55	120.1
November	22.75	20.30	21.70	33.0	22.82	20.27	21.79	80.3
December	21.97	19.31	19.66	41.2	22.01	19.39	19.76	77.5

During 2011 and 2010, Encana had approval from the TSX to purchase common shares under a Normal Course Issuer Bid (“NCIB”). In December 2011, the NCIB program expired and Encana did not renew its NCIB program for 2012.

Dividends

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. During 2012, 2011 and 2010, Encana paid a quarterly dividend of $0.20 per share ($0.80 per share annually).

Encana Corporation	30	Annual Information Form (prepared in US$)

Legal Proceedings

Encana is involved in various legal claims and actions arising in the course of the Company’s operations.  Although the outcome of these matters cannot be predicted with certainty and there can be no assurance that such matters will be resolved in Encana’s favour, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations.  If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined.

Results of Independent Investigation

In June 2012, Encana’s independent directors authorized its Chairman, Mr. David P. O’Brien, to oversee an investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010. External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of the Company’s management. Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct. The Company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General and is cooperating fully with the investigations of both agencies. It is possible that Encana may become a defendant or involved in potential legal actions, including class actions, in connection with matters relating to the allegations.

See “Risk Factors – The Company is subject to claims, litigation, administrative proceedings and regulatory actions”.

Risk Factors

If any event arising from the risk factors set forth below occurs, Encana’s business, prospects, financial condition, results of operations, cash flows or the trading prices of securities and in some cases its reputation could be materially adversely affected. When assessing the materiality of the foregoing risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor.

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

Natural gas prices realized by Encana are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy (including refined product, coal, and renewable energy initiatives). A substantial or extended decline in the price of natural gas or a continued low price environment for natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or could result in unutilized long-term transportation and drilling commitments, all of which could have an adverse effect on the Company’s revenues, profitability and cash flows.

Oil prices are largely determined by international supply and demand. Factors which affect oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of oil, the price of foreign imports, the availability of alternate fuel sources, transportation and infrastructure constraints and weather conditions.  Historically, NGL prices have generally been correlated with oil prices, although they are determined based on supply and demand in international and domestic NGL markets.

Encana Corporation	31	Annual Information Form (prepared in US$)

Natural gas and oil producers in North America, and particularly in Canada, currently receive significantly discounted prices for their production relative to certain international prices due to constraints on their ability to transport and sell such production to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by natural gas and oil producers, including Encana.

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

The Company’s ability to operate, generate sufficient cash flows, and complete projects depends upon numerous factors beyond the Company’s control. In addition to commodity prices and continued market demand for its products, these non-controllable factors include general business and market conditions, economic recessions and financial market turmoil, the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular, the ability to secure and maintain cost effective financing for its commitments, legislative, environmental and regulatory matters, reliance on industry partners and service providers, unexpected cost increases, royalties, taxes, volatility in natural gas and liquids prices, the availability of drilling and other equipment, the ability to access lands, the ability to access water for hydraulic fracturing operations, weather, the availability of processing capacity, the availability and proximity of pipeline capacity, technology failures, accidents, the availability of skilled labour, and reservoir quality.

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

Environmental legislation also requires that wells, facility sites and other properties associated with Encana’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties.

Encana Corporation	32	Annual Information Form (prepared in US$)

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

Additionally, the U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. However, certain environmental and other groups have suggested that additional federal, provincial, territorial, state and municipal laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water sources. Chemical disclosure requirements have increased in many of the jurisdictions in which the Company operates. Well setback and water sampling requirements are also expected to come into force in the State of Colorado in 2013.

The U.S. Environmental Protection Agency (the “EPA”) continues to study the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. The EPA released a draft report in 2011 outlining the results of its groundwater study at the Company’s Pavillion natural gas field in Wyoming. Although the EPA released additional analytical data in 2012, their draft report has not yet been subject to a qualified, third party, scientific verification. Any implication of a potential connection between hydraulic fracturing and groundwater quality may have a material adverse effect on Encana’s business, financial condition, results of operations or reputation.

Further, certain governments in jurisdictions where the Company does not currently operate have considered a temporary moratorium on hydraulic fracturing until further studies can be completed and some governments have adopted, and others have considered adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs or third party or governmental claims, and could increase the Company’s cost of compliance and doing business as well as reduce the amount of natural gas that the Company is ultimately able to produce from its reserves.

As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating costs or curtailment of production in order to comply with legislation governing emissions and hydraulic fracturing.

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

Encana Corporation	33	Annual Information Form (prepared in US$)

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

Encana is subject to risks associated with joint ventures and partnerships.

Some of Encana’s projects are conducted through joint ventures, partnerships or other arrangements, where Encana is dependent on its partners to fund their contractual share of the capital and operating expenditures related to such projects. If these partners do not approve or are unable to fund their contractual share of certain capital or operating expenditures or otherwise fulfill their obligations, this may result in project delays or additional future costs to Encana, all of which may affect the viability of such projects.

These partners may also have strategic plans, objectives and interests that do not coincide with and may conflict with those of Encana. While certain operational decisions may be made solely at the discretion of Encana in its capacity as operator of certain projects, major capital and strategic decisions affecting such projects may require agreement among the partners. While Encana and its partners generally seek consensus with respect to major decisions concerning the direction and operation of the project assets, no assurance can be provided that the future demands or expectations of any party, including Encana, relating to such assets will be met satisfactorily or in a timely manner. Failure to satisfactorily meet such demands or expectations may affect Encana’s or its partners’ participation in the operation of such assets or the timing for undertaking various activities, which could negatively affect Encana’s operations and financial results.

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

Encana Corporation	34	Annual Information Form (prepared in US$)

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

Under U.S. GAAP, derivative instruments that do not qualify or are not designated as hedges for accounting purposes are fair valued with the resulting changes recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into the Company’s reported net earnings.

The terms of the Company’s various hedging agreements may limit the benefit to the Company of commodity price increases. The Company may also suffer financial loss if the Company is unable to produce natural gas, oil or NGLs, or if counterparties to the Company’s hedging agreements fail to fulfill their obligations under the hedging agreements.

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

Other companies operate a portion of the assets in which Encana has ownership interests. Encana will have limited ability to exercise influence over operations of these assets or their associated costs. Encana’s dependence on the operator and other working interest owners for these properties and assets, and its limited ability to influence operations and associated costs, could materially adversely affect the Company’s financial performance. The success and timing of Encana’s activities on assets operated by others therefore will depend upon a number of factors that are outside of the Company’s control, including timing and amount of capital expenditures, timing and amount of operating and maintenance expenditures, the operator’s expertise and financial resources, approval of other participants, selection of technology, and risk management practices.

Encana Corporation	35	Annual Information Form (prepared in US$)

Encana is exposed to counterparty risk.

Encana is exposed to the risks associated with counterparty performance including credit risk and performance risk. Encana may experience material financial losses in the event of customer payment default for commodity sales and financial derivative transactions. Encana’s liquidity may also be impacted if any lender under the Company’s existing credit facilities is unable to fund its commitment.  Performance risk can impact Encana’s operations by the non-delivery of contracted products or services by counterparties, which could impact project timelines or operational efficiency.

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

The Company is subject to claims, litigation, administrative proceedings and regulatory actions.

Encana may be subject to claims, litigation, administrative proceedings and regulatory actions. The outcome of these matters may be difficult to assess or quantify, and there cannot be any assurance that such matters will be resolved in the Company’s favour. If Encana is unable to resolve such matters favourably, the Company or its directors, officers or employees may become involved in legal proceedings that could result in an onerous or unfavourable decision, including fines, sanctions and monetary damages. The defence of such matters may also be costly and time consuming, and could divert the attention of management and key personnel from the Company’s operations. Encana may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether the Company is ultimately found liable. As a result, such matters could have a material adverse effect on the Company’s reputation, financial position, results of operations or liquidity.  See also “Legal Proceedings” in this Annual Information Form.

Encana Corporation	36	Annual Information Form (prepared in US$)

The Company relies on certain key personnel and the ability to attract and retain personnel necessary for its business.

The Company relies on certain key personnel for the development of its business. The experience, knowledge and contributions of the Company’s existing management team and directors to the immediate and near-term operations and direction of the Company are likely to continue to be of central importance for the foreseeable future. As such, the loss of services from or retirement of such key personnel could have a material adverse effect on the Company. In addition, the competition for qualified personnel in the oil and gas industry is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel necessary for its business.

The Company may be subject to future changes in laws.

Income tax laws, royalty regimes or other laws and regulations may in the future be changed or interpreted in a manner that adversely affects the Company or its securityholders. Tax authorities having jurisdiction over the Company or its shareholders could change their administrative practices, or may disagree with the manner in which the Company calculates its tax liabilities or structures its arrangements, to the detriment of the Company or its securityholders. Changes to existing laws and regulations or the adoption of new laws and regulations could also increase the Company’s cost of compliance and adversely affect the Company’s business, financial position, cash flows or results of operations.

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

Interest of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated February 21, 2013 in respect of the Company’s Consolidated Financial Statements as at December 31, 2012 and December 31, 2011, and for each of the years in the three year period ended December 31, 2012, and the Company’s effectiveness of internal control over financial reporting as at December 31, 2012. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

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

Additional information, including directors’ and officers’ remuneration, principal holders of Encana’s securities, and options to purchase securities, is contained in the Information Circular for Encana’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Encana’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012.

Encana Corporation	38	Annual Information Form (prepared in US$)

Note Regarding Forward-Looking Statements

This Annual Information Form contains certain forward looking statements or information (collectively referred to in this note as “forward looking statements”) within the meaning of applicable securities legislation. Forward looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “agreed to”, “is to” or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements in this Annual Information Form include, but are not limited to, statements with respect to: achieving the Company’s focus on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including the successful implementation of and other expected benefits to be generated from those agreements; ability to fund future development costs associated with joint venture, partnership and other agreements; ability to successfully continue employing Encana’s manufacturing-style development and attain capital and operating efficiencies on an ongoing basis and across Encana’s portfolio; achieving capital investment strategy of building long-term growth capacity and transitioning to a more diversified portfolio of production and cash flows; achieving the Company’s plan to continue focusing capital investment in liquids plays, minimizing investment in dry natural gas plays and attracting third party capital investments; anticipated expansion of plant processing and NGL extraction capacities and their anticipated on-stream dates; anticipated date of first production from the Deep Panuke project; future wells to be drilled and the timing and location thereof; future development plans for various resource plays; expectation for risk management contracts to mitigate market risk associated with future cash flows; reserves estimates, including reserves estimates under different price cases, and net present values of future net revenues for reserves using forecast prices and costs and SEC constant prices; 2013 production estimates before royalties; expectation to fund future development costs associated with reserves with future cash flows, available cash balances, divestitures, joint ventures, or a combination of the foregoing, including the available capacity on the Company’s credit facilities and debt shelf prospectuses; availability of large inventory of internal growth opportunities; the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs; maintaining satisfactory credit ratings; pending and potential litigation and having adequate provision for the same; and expectation to expand the natural gas markets in North America.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this Annual Information Form.

Encana Corporation	39	Annual Information Form (prepared in US$)

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGL production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Furthermore, the forward looking statements contained in this Annual Information Form are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana provides disclosure which complies with the annual disclosure requirements of NI 51-101 in this Annual Information Form. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business”. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D.

See “Reserves and Other Oil and Gas Information” in this Annual Information Form for a description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards.

All production information contained in the narrative portions of this Annual Information Form is on a net basis (after royalties), unless otherwise indicated.  Certain terms in this Annual Information Form relating to oil and gas reserves and operating activities have the meaning assigned to them in NI 51-101 or are otherwise defined in this Annual Information Form.

Encana Corporation	40	Annual Information Form (prepared in US$)

Appendix  A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides disclosure of its reserves and oil and gas information in accordance with the requirements of NI 51-101. See “Note Regarding Reserves Data and Other Oil and Gas Information”. The reserves and other oil and gas information set forth below has an effective date of December 31, 2012 and was prepared as of February 12, 2013.

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

For further information regarding the reserves process see “Reserves and Other Oil and Gas Information” in this Annual Information Form.

The following product types are referred to in the tables in this Appendix:

•	Coalbed Methane, which includes coalbed methane commingled with shallow gas sands, related to the Clearwater resource play in the Canadian Division.

•	Shale Gas, which includes Horn River and Duvernay shale gas in the Canadian Division and Haynesville shale gas in the USA Division.

•

Other, which includes natural gas other than coalbed methane and shale gas. Reserves and production include the following resource plays: Cutbank Ridge, Bighorn, Peace River Arch and Greater Sierra (excluding Horn River shale) in the Canadian Division; and Piceance, Jonah and Texas in the USA Division.

•	Oil and NGLs, which includes NGLs plus light and medium oil, of which light and medium oil is not material.

A-1
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Reserves Data (Canadian Protocol)

Summary of Oil and Gas Reserves (1)

(Forecast Prices and Costs; Before and After Royalties)

As at December 31, 2012

Canadian Division

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved
Developed producing	812	800	274	261	2,130	1,893	3,216	2,954	47.6	45.4
Developed non-producing	110	99	-	-	446	426	556	525	4.1	3.7
Undeveloped	540	497	623	569	1,795	1,662	2,958	2,728	74.6	64.0
Total Proved	1,462	1,396	897	830	4,371	3,981	6,730	6,207	126.3	113.1
Probable	294	281	676	576	2,175	1,971	3,145	2,828	70.6	57.7
Total Proved Plus Probable	1,756	1,677	1,573	1,406	6,546	5,952	9,875	9,035	196.9	170.8

USA Division

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved
Developed producing	-	-	698	551	2,652	2,221	3,350	2,772	46.2	37.9
Developed non-producing	-	-	-	-	181	143	181	143	13.9	11.4
Undeveloped	-	-	2,043	1,617	1,086	878	3,129	2,495	96.1	78.0
Total Proved	-	-	2,741	2,168	3,919	3,242	6,660	5,410	156.2	127.3
Probable	-	-	2,690	2,119	1,993	1,645	4,683	3,764	145.4	119.3
Total Proved Plus Probable	-	-	5,431	4,287	5,912	4,887	11,343	9,174	301.6	246.6

Total Encana

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Proved
Developed producing	812	800	972	812	4,782	4,114	6,566	5,726	93.8	83.3
Developed non-producing	110	99	-	-	627	569	737	668	18.0	15.1
Undeveloped	540	497	2,666	2,186	2,881	2,540	6,087	5,223	170.7	142.0
Total Proved	1,462	1,396	3,638	2,998	8,290	7,223	13,390	11,617	282.5	240.4
Probable	294	281	3,366	2,695	4,168	3,616	7,828	6,592	216.0	177.0
Total Proved Plus Probable	1,756	1,677	7,004	5,693	12,458	10,839	21,218	18,209	498.5	417.4

Notes:

(1)	Definitions

	a)	“Gross” reserves are Encana’s working interest share before the deduction of estimated royalty obligations and excluding any royalty interests.
	b)	“Net” reserves are Encana’s working interest share after deduction of estimated royalty obligations and including Encana’s royalty interests.
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
Canadian Protocol Reserves Disclosure

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; Before Tax)

As at December 31, 2012

Canadian Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	9,411	6,924	5,507	4,606	3,984
Developed non-producing	1,346	1,079	912	794	704
Undeveloped	8,081	4,525	2,729	1,705	1,071
Total Proved	18,838	12,528	9,148	7,105	5,759
Probable	11,963	6,062	3,650	2,444	1,753
Total Proved Plus Probable	30,801	18,590	12,798	9,549	7,512

USA Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	10,003	7,370	5,815	4,817	4,132
Developed non-producing	959	687	522	414	339
Undeveloped	9,493	5,807	3,866	2,704	1,950
Total Proved	20,455	13,864	10,203	7,935	6,421
Probable	14,634	7,435	4,141	2,416	1,435
Total Proved Plus Probable	35,089	21,299	14,344	10,351	7,856

Total Encana

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	19,414	14,294	11,322	9,423	8,116
Developed non-producing	2,305	1,766	1,434	1,208	1,043
Undeveloped	17,574	10,332	6,595	4,409	3,021
Total Proved	39,293	26,392	19,351	15,040	12,180
Probable	26,597	13,497	7,791	4,860	3,188
Total Proved Plus Probable	65,890	39,889	27,142	19,900	15,368

Encana Corporation	A-3	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; After Tax)

As at December 31, 2012

Canadian Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	8,082	6,078	4,917	4,167	3,643
Developed non-producing	1,015	813	687	598	531
Undeveloped	6,131	3,334	1,909	1,097	595
Total Proved	15,228	10,225	7,513	5,862	4,769
Probable	8,976	4,494	2,657	1,741	1,220
Total Proved Plus Probable	24,204	14,719	10,170	7,603	5,989

USA Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	7,931	5,947	4,735	3,936	3,378
Developed non-producing	613	438	333	264	216
Undeveloped	6,056	3,699	2,459	1,719	1,238
Total Proved	14,600	10,084	7,527	5,919	4,832
Probable	9,342	4,734	2,629	1,531	910
Total Proved Plus Probable	23,942	14,818	10,156	7,450	5,742

Total Encana

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	16,013	12,025	9,652	8,103	7,021
Developed non-producing	1,628	1,251	1,020	862	747
Undeveloped	12,187	7,033	4,368	2,816	1,833
Total Proved	29,828	20,309	15,040	11,781	9,601
Probable	18,318	9,228	5,286	3,272	2,130
Total Proved Plus Probable	48,146	29,537	20,326	15,053	11,731

Encana Corporation	A-4	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Additional Information Concerning Future Net Revenue

(Forecast Prices and Costs; Undiscounted)

As at December 31, 2012

	Canadian Division		USA Division		Total
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Revenues	41,310	64,950	44,273	82,180	85,583	147,130
Royalties and production / mineral taxes	4,052	6,926	10,599	19,858	14,651	26,784
Operating costs	11,862	17,849	7,027	12,004	18,889	29,853
Development costs	5,588	8,265	5,439	14,254	11,027	22,519
Abandonment costs	970	1,109	753	975	1,723	2,084
Future net revenue, before income taxes	18,838	30,801	20,455	35,089	39,293	65,890
Income tax	3,610	6,597	5,855	11,147	9,465	17,744
Future Net Revenue, After Income Taxes	15,228	24,204	14,600	23,942	29,828	48,146

Future Net Revenue by Production Group

(Forecast Prices and Costs)

As at December 31, 2012

	Natural Gas				Total
	Coalbed Methane and Shale Gas (1)		Associated and Non-associated Gas (2)

(discounted at 10%/yr, $ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Future Net Revenue Before Income Taxes	5,065	8,115	14,286	19,027	19,351	27,142

Unit Value ($/Mcf) (3)	1.15	1.10	1.98	1.76	1.67	1.49

Notes:

(1)          Includes by-products.

(2)          Including by-products as well as future net revenue from oil (including solution gas and other by-products) which is not material.

(3)          Unit values are based on net natural gas reserves volumes.

Encana Corporation	A-5	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Pricing Assumptions (Forecast Prices)

The following pricing and exchange rate assumptions were utilized by the independent qualified reserves evaluators in estimating Encana’s reserves data using forecast prices and costs. These assumptions were provided by Encana, based on GLJ Petroleum Consultants Ltd. commodity price forecasts effective January 1, 2013.

	Natural Gas		Oil and NGLs		Foreign Exchange Rate (2)	Inflation Rate(3)
Year	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)	US$/C$	%/yr
2012 (4,5)	2.79	2.41	94.21	87.02	1.000	1.6
2013	3.75	3.38	90.00	85.00	1.000	2.0
2014	4.25	3.83	92.50	91.50	1.000	2.0
2015	4.75	4.28	95.00	94.00	1.000	2.0
2016	5.25	4.72	97.50	96.50	1.000	2.0
2017	5.50	4.95	97.50	96.50	1.000	2.0
2018-2022	5.80 - 6.27	5.22 - 5.64	97.50 - 104.57	96.50 - 103.57	1.000	2.0

Thereafter:	+2%/yr	+2%/yr	+2%/yr	+2%/yr	1.000	2.0

Notes:

(1)          Light Sweet.

(2)          The exchange rates used to generate the Canadian benchmark reference prices in this table.

(3)          Default cost inflation rate.  Abnormal inflationary situations in certain regions are handled individually by directly increasing the cost estimates for the years affected.

(4)          Actual weighted average historical prices for 2012.

(5)          Encana’s weighted average prices for 2012 excluding the impact of realized hedging were $2.85/Mcf for natural gas and $75.20/bbl for oil & NGLs.

Encana Corporation	A-6	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Reconciliation of Changes in Reserves (Before Royalties)

The following tables provide a reconciliation of Encana’s gross reserves of natural gas, oil and NGLs for the year ended December 31, 2012, presented using forecast prices and costs.

Proved Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	1,819	673	4,575	7,067	106.5	7,706
Extensions and improved recovery	125	176	562	863	28.8	1,036
Technical revisions	(260)	334	143	217	0.1	218
Discoveries	-	-	17	17	1.3	24
Acquisitions	-	82	1	83	0.1	84
Dispositions	-	(77)	(358)	(435)	(2.7)	(451)
Economic factors	(88)	(254)	(238)	(580)	(2.2)	(593)
Production	(134)	(37)	(331)	(502)	(5.6)	(536)
December 31, 2012	1,462	897	4,371	6,730	126.3	7,488

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	-	3,176	5,256	8,432	47.3	8,716
Extensions and improved recovery	-	109	269	378	42.9	636
Technical revisions	-	184	(406)	(222)	76.7	238
Discoveries	-	-	7	7	0.6	11
Acquisitions	-	-	11	11	0.1	11
Dispositions	-	(1)	(428)	(429)	(5.2)	(460)
Economic factors	-	(502)	(281)	(783)	(1.0)	(790)
Production	-	(225)	(509)	(734)	(5.2)	(765)
December 31, 2012	-	2,741	3,919	6,660	156.2	7,597

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	1,819	3,849	9,831	15,499	153.8	16,422
Extensions and improved recovery	125	285	831	1,241	71.7	1,672
Technical revisions	(260)	518	(263)	(5)	76.8	456
Discoveries	-	-	24	24	1.9	35
Acquisitions	-	82	12	94	0.2	95
Dispositions	-	(78)	(786)	(864)	(7.9)	(911)
Economic factors	(88)	(756)	(519)	(1,363)	(3.2)	(1,383)
Production	(134)	(262)	(840)	(1,236)	(10.8)	(1,301)
December 31, 2012	1,462	3,638	8,290	13,390	282.5	15,085

Encana Corporation	A-7	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	411	681	1,796	2,888	42.9	3,145
Extensions and improved recovery	13	7	478	498	32.6	694
Technical revisions	(109)	(175)	125	(159)	(2.8)	(176)
Discoveries	-	-	14	14	1.3	22
Acquisitions	-	152	-	152	-	152
Dispositions	-	(114)	(208)	(322)	(3.4)	(343)
Economic factors	(21)	125	(30)	74	-	74
Production	-	-	-	-	-	-
December 31, 2012	294	676	2,175	3,145	70.6	3,568

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	-	3,374	2,885	6,259	24.5	6,406
Extensions and improved recovery	-	196	644	840	88.3	1,369
Technical revisions	-	(811)	(1,056)	(1,867)	34.5	(1,659)
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	17	17	0.1	18
Dispositions	-	-	(381)	(381)	(1.2)	(388)
Economic factors	-	(69)	(116)	(185)	(0.8)	(190)
Production	-	-	-	-	-	-
December 31, 2012	-	2,690	1,993	4,683	145.4	5,556

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	411	4,055	4,681	9,147	67.4	9,551
Extensions and improved recovery	13	203	1,122	1,338	120.9	2,063
Technical revisions	(109)	(986)	(931)	(2,026)	31.7	(1,835)
Discoveries	-	-	14	14	1.3	22
Acquisitions	-	152	17	169	0.1	170
Dispositions	-	(114)	(589)	(703)	(4.6)	(731)
Economic factors	(21)	56	(146)	(111)	(0.8)	(116)
Production	-	-	-	-	-	-
December 31, 2012	294	3,366	4,168	7,828	216.0	9,124

Encana Corporation	A-8	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Proved Plus Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	2,230	1,354	6,371	9,955	149.4	10,851
Extensions and improved recovery	138	183	1,040	1,361	61.4	1,730
Technical revisions	(369)	159	268	58	(2.7)	42
Discoveries	-	-	31	31	2.6	46
Acquisitions	-	234	1	235	0.1	236
Dispositions	-	(191)	(566)	(757)	(6.1)	(794)
Economic factors	(109)	(129)	(268)	(506)	(2.2)	(519)
Production	(134)	(37)	(331)	(502)	(5.6)	(536)
December 31, 2012	1,756	1,573	6,546	9,875	196.9	11,056

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	-	6,550	8,141	14,691	71.8	15,122
Extensions and improved recovery	-	305	913	1,218	131.2	2,005
Technical revisions	-	(627)	(1,462)	(2,089)	111.2	(1,421)
Discoveries	-	-	7	7	0.6	11
Acquisitions	-	-	28	28	0.2	29
Dispositions	-	(1)	(809)	(810)	(6.4)	(848)
Economic factors	-	(571)	(397)	(968)	(1.8)	(980)
Production	-	(225)	(509)	(734)	(5.2)	(765)
December 31, 2012	-	5,431	5,912	11,343	301.6	13,153

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2011	2,230	7,904	14,512	24,646	221.2	25,973
Extensions and improved recovery	138	488	1,953	2,579	192.6	3,735
Technical revisions	(369)	(468)	(1,194)	(2,031)	108.5	(1,379)
Discoveries	-	-	38	38	3.2	57
Acquisitions	-	234	29	263	0.3	265
Dispositions	-	(192)	(1,375)	(1,567)	(12.5)	(1,642)
Economic factors	(109)	(700)	(665)	(1,474)	(4.0)	(1,499)
Production	(134)	(262)	(840)	(1,236)	(10.8)	(1,301)
December 31, 2012	1,756	7,004	12,458	21,218	498.5	24,209

Encana Corporation	A-9	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Undeveloped Reserves, Significant Factors or Uncertainties and Future Development Costs

Undeveloped Reserves

Proved and probable undeveloped reserves are attributed where warranted on the basis of economics, technical merit, commercial considerations and development plans. These development opportunities are being pursued at a pace dependent on capital availability and allocation. As a result, development is scheduled beyond the next two years.  All of the proved and probable undeveloped reserves at December 31, 2012 are scheduled for development within the next five and eight years, respectively. Proved and probable undeveloped reserves are reviewed annually for retention or reclassification if development has not proceeded as previously planned.

The following table discloses, for each product type, the volumes of proved undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, before that time.

 Proved Undeveloped Reserves

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End

Prior	559	559	1,217	1,217	4,500	4,500	6,276	6,276	38.1	38.1
2010	282	688	1,161	2,808	1,105	4,449	2,548	7,945	18.7	53.8
2011	73	651	657	2,981	914	3,942	1,644	7,574	21.8	81.8
2012	112	540	286	2,666	906	2,881	1,304	6,087	74.4	170.7

The following table discloses, for each product type, the volumes of probable undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, before that time.

 Probable Undeveloped Reserves

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End

Prior	182	182	2,264	2,264	4,419	4,419	6,865	6,865	41.8	41.8
2010	67	290	2,289	3,889	1,459	4,901	3,815	9,080	12.9	42.6
2011	36	232	2,017	3,880	1,176	4,085	3,229	8,197	15.5	52.7
2012	11	137	1,505	3,210	1,600	3,417	3,116	6,764	133.6	195.3

Encana Corporation	A-10	Annual Information Form (prepared in US$)
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

Our reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance.

Future Development Costs

The table below summarizes Encana’s development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, using undiscounted forecast prices and costs.

	Canadian Division		USA Division		Total Encana

($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2013	1,023	1,140	590	950	1,613	2,090
2014	1,390	1,659	877	1,392	2,267	3,051
2015	1,194	1,497	1,301	1,897	2,495	3,394
2016	875	1,445	1,169	1,986	2,044	3,431
2017	805	1,318	1,273	2,141	2,078	3,459
Remainder	301	1,206	229	5,888	530	7,094
Total	5,588	8,265	5,439	14,254	11,027	22,519

Future development costs are associated with reserves as evaluated by the IQREs and do not necessarily represent Encana’s exploration and development budget. Encana expects to fund its future development costs with future cash flows, available cash balances, divestitures, joint ventures, or a combination of these.  In addition, the Company currently has available capacity on its credit facilities and debt shelf prospectuses.

Encana Corporation	A-11	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Abandonment, Tax and Costs Incurred

Abandonment and Reclamation Costs

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rates and future inflation rates. In 2012, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred is approximately $4.3 billion ($499 million discounted at 10 percent). As at December 31, 2012, Encana has recorded an asset retirement obligation of $969 million. These estimates include the abandonment of 22,288 net wells. Over the next three years, Encana’s net well abandonment and reclamation cost is expected to total $133 million ($115 million discounted at 10 percent).

For the purposes of the reserves evaluations prepared by the IQREs, costs deducted as abandonment costs in estimating future net revenue do not include reclamation costs or abandonment costs of facilities and wells without reserves.

Tax Horizon

The Company currently estimates it will not be cash taxable until 2014; however, the cash tax forecast may be revised for factors including the outlook for commodity prices, production and the expectations for capital investments, including acquisition or disposition transactions.

2012 Costs Incurred

($ millions)	Canadian Division	USA Division	Total

Acquisitions
Unproved	121	235	356
Proved	18	5	23
Total acquisitions	139	240	379
Exploration costs	201	633	834
Development costs	1,366	1,094	2,460
Total costs incurred	1,706	1,967	3,673

Encana Corporation	A-12	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Location of Oil and Gas Wells

The following table summarizes Encana’s interests in natural gas or oil wells which are producing, or the Company considers capable of production, as at December 31, 2012.

For additional information on the location of Encana’s properties, plants, facilities and installations, refer to “Narrative Description of the Business” in this Annual Information Form.

	Producing Gas		Producing Oil		Total Producing (1,2)		Non-Producing Gas		Non-Producing Oil		Total Non- Producing (3)

(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	12,588	11,536	186	147	12,774	11,683	1,753	1,510	263	225	2,016	1,735
British Columbia	1,591	1,446	-	-	1,591	1,446	388	339	3	-	391	339
Nova Scotia	-	-	-	-	-	-	5	5	-	-	5	5
Total Canadian Division	14,179	12,982	186	147	14,365	13,129	2,146	1,854	266	225	2,412	2,079

Colorado	4,797	3,810	-	-	4,797	3,810	555	424	-	-	555	424
Kansas	1	1	7	7	8	8	-	-	3	3	3	3
Louisiana	525	258	3	2	528	260	17	8	2	2	19	10
Michigan	3	3	-	-	3	3	5	5	-	-	5	5
Mississippi	-	-	6	5	6	5	-	-	2	1	2	1
Montana	-	-	-	-	-	-	1	1	-	-	1	1
North Dakota	-	-	1	-	1	-	-	-	-	-	-	-
New Mexico	-	-	11	6	11	6	-	-	1	1	1	1
Oklahoma	-	-	-	-	-	-	-	-	7	7	7	7
Texas	227	162	7	6	234	168	11	7	3	3	14	10
Utah	3	3	-	-	3	3	-	-	-	-	-	-
Wyoming	1,969	1,558	3	2	1,972	1,560	114	94	3	2	117	96
Total USA Division	7,525	5,795	38	28	7,563	5,823	703	539	21	19	724	558
Total Encana	21,704	18,777	224	175	21,928	18,952	2,849	2,393	287	244	3,136	2,637

Notes:

(1)             Encana has varying royalty interests in approximately 9,249 natural gas wells and approximately 7,150 oil wells which are producing or capable of producing.

(2)             Includes wells containing multiple completions as follows; approximately 27,125 gross natural gas wells (23,786 net wells) and approximately 457 gross oil wells (141 net wells).

(3)             “Non-producing” wells refer to wells that are capable of producing oil or natural gas, but which are not producing due to the timing of well completions and/or waiting to be tied in which is anticipated to occur in 2013, or are wells that are temporarily shut-in due to market conditions, but not yet abandoned. All non-producing oil and natural gas wells considered capable of producing are located near existing infrastructure and/or within economic distance of transportation.

Encana Corporation	A-13	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Landholdings with No Attributed Reserves

The following table summarizes the gross and net acres with no attributed reserves in which Encana has an interest as at December 31, 2012 and the net acres with no attributed reserves for which we expect our rights to explore, develop and exploit to expire during 2013.

(thousands of acres)	Gross Acres (1)	Net Acres (1)	Net Acres Expiring Within One Year

Canada
Alberta	4,603	3,808	114
British Columbia	1,772	1,335	255
Newfoundland and Labrador	35	2	-
Northwest Territories	45	12	-
Nova Scotia	21	10	-
Total Canada	6,476	5,167	369

United States
Colorado	806	756	64
Kansas	311	310	26
Louisiana	313	201	38
Michigan	432	432	83
Mississippi	278	264	69
New Mexico	269	135	-
Texas	264	193	55
Wyoming	401	348	25
Other	50	39	5
Total United States	3,124	2,678	365

International
Australia	104	40	-
Total International	104	40	-

Total	9,704	7,885	734

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

Exploration Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2012 (3)
Canadian Division	20	15	-	-	9	9	-	-	23	52	24
USA Division	15	9	45	37	-	-	1	1	-	61	47
Total	35	24	45	37	9	9	1	1	23	113	71

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2012, Encana was in the process of drilling the following exploratory and development wells: approximately 12 gross wells (12 net wells) in Canada and approximately 42 gross wells (21 net wells) in the United States.

Development Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2012 (3)
Canadian Division	356	325	32	32	2	1	-	-	219	609	358
USA Division	445	237	-	-	9	9	1	1	18	473	247
Total	801	562	32	32	11	10	1	1	237	1,082	605

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2012, Encana was in the process of drilling the following exploratory and development wells: approximately 12 gross wells (12 net wells) in Canada and approximately 42 gross wells (21 net wells) in the United States.

Encana Corporation	A-15	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Production Volumes (Before Royalties)

2013 Production Estimates

(Before Royalties)

The following table summarizes the total volume of production estimated for the year ended December 31, 2013, which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under “Reserves Data (Canadian Protocol)” in this Appendix above.

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)

(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	131	40	452	623	12.2
Probable	4	3	25	32	1.4
Total Proved Plus Probable	135	43	477	655	13.6

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)

(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	-	192	405	597	10.3
Probable	-	14	16	30	2.1
Total Proved Plus Probable	-	206	421	627	12.4

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)

(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	131	232	857	1,220	22.5
Probable	4	17	41	62	3.5
Total Proved Plus Probable	135	249	898	1,282	26.0

Encana Corporation	A-16	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

2012 Production Volumes by Country

(Before Royalties)

	2012
(average daily)	Annual	Q4	Q3	Q2	Q1

Coalbed Methane (MMcf/d)
Canadian Division	403	409	376	380	447
USA Division	-	-	-	-	-
	403	409	376	380	447
Shale Gas (MMcf/d)
Canadian Division	99	101	101	94	101
USA Division	619	612	598	545	723
	718	713	699	639	824
Other (MMcf/d)
Canadian Division	907	965	888	795	979
USA Division	1,389	1,293	1,380	1,392	1,492
	2,296	2,258	2,268	2,187	2,471
Total Produced Gas (MMcf/d)
Canadian Division	1,409	1,475	1,365	1,269	1,527
USA Division	2,008	1,905	1,978	1,937	2,215
	3,417	3,380	3,343	3,206	3,742
Total Oil & NGLs (Mbbls/d)
Canadian Division	21.8	26.8	19.8	19.0	21.5
USA Division	14.1	15.5	15.0	13.8	12.3
	35.9	42.3	34.8	32.8	33.8

Encana Corporation	A-17	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Per-Unit Results (Before Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(Before Royalties)

	2012
	Annual	Q4	Q3	Q2	Q1

Coalbed Methane ($/Mcf)
Canadian Division and Total Encana
Price, before royalties	2.45	3.12	2.28	1.86	2.46
Royalties	0.17	0.32	0.23	0.12	0.04
Production and mineral taxes	0.01	0.02	-	0.04	(0.03)
Transportation and processing	0.54	0.52	0.39	0.70	0.56
Operating	0.95	0.90	1.04	0.99	0.89
	0.78	1.36	0.62	0.01	1.00
Shale Gas ($/Mcf)
Canadian Division
Price, before royalties	2.36	3.07	2.22	2.22	1.90
Royalties	0.01	(0.01)	-	0.01	0.03
Production and mineral taxes	-	-	-	-	-
Transportation and processing	1.46	1.45	1.28	2.04	1.11
Operating	0.45	0.39	0.39	0.48	0.56
	0.44	1.24	0.55	(0.31)	0.20
USA Division
Price, before royalties	2.63	3.17	2.73	2.03	2.52
Royalties	0.52	0.63	0.52	0.41	0.53
Production and mineral taxes	-	-	0.02	(0.01)	(0.01)
Transportation and processing	0.70	0.72	0.69	0.68	0.69
Operating	0.45	0.39	0.47	0.49	0.46
	0.96	1.43	1.03	0.46	0.85
Total Encana
Price, before royalties	2.59	3.16	2.66	2.06	2.45
Royalties	0.45	0.54	0.44	0.35	0.46
Production and mineral taxes	-	-	0.01	(0.01)	(0.01)
Transportation and processing	0.80	0.83	0.78	0.88	0.74
Operating	0.45	0.39	0.46	0.49	0.47
	0.89	1.40	0.97	0.35	0.79
Other ($/Mcf)
Canadian Division
Price, before royalties	2.65	3.20	2.51	2.10	2.67
Royalties	0.04	0.06	0.04	-	0.06
Production and mineral taxes	-	-	-	-	-
Transportation and processing	1.29	1.42	1.18	1.47	1.12
Operating	0.53	0.37	0.61	0.57	0.57
	0.79	1.35	0.68	0.06	0.92

Encana Corporation	A-18	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Netbacks by Country

(Before Royalties)

	2012
	Annual	Q4	Q3	Q2	Q1

Other ($/Mcf)
USA Division
Price, before royalties	3.23	3.95	3.15	2.59	3.28
Royalties	0.63	0.77	0.59	0.51	0.66
Production and mineral taxes	0.13	0.23	0.17	0.04	0.10
Transportation and processing	0.97	1.02	1.03	0.90	0.94
Operating	0.48	0.47	0.51	0.44	0.50
	1.02	1.46	0.85	0.70	1.08
Total Encana
Price, before royalties	3.01	3.63	2.91	2.42	3.04
Royalties	0.40	0.47	0.39	0.33	0.42
Production and mineral taxes	0.08	0.13	0.10	0.03	0.06
Transportation and processing	1.09	1.19	1.09	1.10	1.01
Operating	0.50	0.43	0.55	0.49	0.53
	0.94	1.41	0.78	0.47	1.02
Total Produced Gas ($/Mcf)
Canadian Division
Price, before royalties	2.57	3.17	2.42	2.04	2.56
Royalties	0.08	0.13	0.09	0.04	0.05
Production and mineral taxes	-	0.01	-	0.01	(0.01)
Transportation and processing	1.08	1.17	0.96	1.27	0.95
Operating	0.64	0.52	0.71	0.69	0.67
	0.77	1.34	0.66	0.03	0.90
USA Division
Price, before royalties	3.05	3.70	3.02	2.43	3.03
Royalties	0.60	0.73	0.57	0.49	0.62
Production and mineral taxes	0.09	0.16	0.12	0.03	0.07
Transportation and processing	0.89	0.93	0.93	0.84	0.86
Operating	0.47	0.45	0.50	0.46	0.49
	1.00	1.43	0.90	0.61	0.99
Total Encana
Price, before royalties	2.85	3.47	2.78	2.28	2.84
Royalties	0.39	0.47	0.38	0.31	0.39
Production and mineral taxes	0.06	0.09	0.07	0.02	0.04
Transportation and processing	0.97	1.03	0.94	1.01	0.90
Operating	0.54	0.48	0.59	0.55	0.56
	0.89	1.40	0.80	0.39	0.95
Total Oil & NGLs ($/bbl)
Canadian Division
Price, before royalties	70.23	60.04	68.44	76.32	79.33
Royalties	6.95	6.21	5.87	8.14	7.86
Production and mineral taxes	1.01	0.38	0.56	1.14	2.11
Transportation and processing	0.67	0.69	0.10	1.05	0.85
Operating	1.86	3.17	1.34	1.50	1.03
	59.74	49.59	60.57	64.49	67.48
USA Division
Price, before royalties	82.85	77.68	77.51	86.68	91.73
Royalties	15.65	15.05	14.30	16.53	17.10
Production and mineral taxes	5.42	4.06	5.29	5.84	6.83
Transportation and processing	0.05	-	-	0.07	0.16
Operating	4.80	5.72	6.30	4.50	2.12
	56.93	52.85	51.62	59.74	65.52

Encana Corporation	A-19	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Netbacks by Country

(Before Royalties)

	2012
	Annual	Q4	Q3	Q2	Q1

Total Oil & NGLs ($/bbl)
Total Encana
Price, before royalties	75.20	66.51	72.34	80.68	83.84
Royalties	10.38	9.45	9.49	11.67	11.21
Production and mineral taxes	2.74	1.73	2.60	3.12	3.82
Transportation and processing	0.43	0.44	0.05	0.64	0.60
Operating	3.02	4.10	3.47	2.76	1.42
	58.63	50.79	56.73	62.49	66.79

Impact of Realized Hedging on Encana’s Netbacks

(Before Royalties)

	2012
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	1.90	1.38	2.16	2.54	1.65
USA Division	1.63	1.36	1.65	2.01	1.50
Total	1.74	1.37	1.85	2.22	1.56

Encana Corporation	A-20	Annual Information Form (prepared in US$)
Canadian Protocol Reserves Disclosure

Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)

To the Board of Directors of Encana Corporation (the “Corporation”):

1.

We have evaluated the Corporation’s reserves data as at December 31, 2012 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs.

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

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2012, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (US$millions)

McDaniel & Associates Consultants Ltd.	January 15, 2013	Canada	2,176
GLJ Petroleum Consultants Ltd.	January 21, 2013	Canada	10,622
Netherland, Sewell & Associates, Inc.	January 12, 2013	United States	8,813
DeGolyer and MacNaughton	January 25, 2013	United States	5,531
Total			27,142

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Encana Corporation	B-1	Annual Information Form (prepared in US$)

Executed as to our report referred to above:

/s/ McDaniel & Associates Consultants Ltd. McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	/s/ GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada
/s/ Netherland, Sewell & Associates, Inc. Netherland, Sewell & Associates, Inc. Dallas, Texas, U.S.A.	/s/ DeGolyer and MacNaughton DeGolyer and MacNaughton Dallas, Texas, U.S.A.

February 12, 2013

Encana Corporation	B-2	Annual Information Form (prepared in US$)

Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)

Management of Encana Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2012, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators.

Independent qualified reserves evaluators have evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Corporation has:

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

The board of directors of the Corporation (the “Board of Directors”) has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)

the content and filing with securities regulatory authorities of the reserves data and other oil and gas information prepared in accordance with the requirements of NI 51-101 contained in the Annual Information Form of the Corporation;

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Clayton H. Woitas Clayton H. Woitas Interim President & Chief Executive Officer	/s/ Robert A. Grant Robert A. Grant Executive Vice-President, Corporate Development, EH&S and Reserves

/s/ David P. O’Brien David P. O’Brien Director and Chairman of the Board	/s/ Claire S. Farley Claire S. Farley Director and Chair of the Reserves Committee

February 13, 2013

Encana Corporation	C-1	Annual Information Form (prepared in US$)

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

The standards of the SEC require that proved reserves be estimated using existing economic conditions (constant pricing).  Based on this methodology, Encana’s results have been calculated utilizing the 12-month average historical price for each of the years presented within this Appendix.

Net Proved Reserves (U.S. Protocol)

Natural Gas Reserves

In 2012, Encana’s proved natural gas reserves of approximately 8.8 trillion cubic feet (“Tcf”) decreased 4.0 Tcf from 2011 primarily due to the impact of lower 12-month average historical prices and dispositions.

In 2011, Encana’s proved natural gas reserves of approximately 12.8 Tcf decreased 0.5 Tcf from 2010, due to dispositions and the impact of lower 12-month average historical prices more than offsetting successful development and delineation activity.  Additions excluding the purchase and sale of lands with reserves attributable to them totaled 1.7 Tcf, split approximately one-half in the U.S. and one-half in Canada.

In 2010, Encana’s proved natural gas reserves of approximately 13.3 Tcf increased 2.2 Tcf from 2009, largely as a result of successful development and delineation activity as well as higher 12-month average historical prices. Technical revisions were positive. Additions excluding purchase and sale of lands with reserves attributable to them totaled 3.5 Tcf, of which approximately two-thirds were in the U.S. and the balance was in Canada.

Oil & NGL Reserves

In 2012, Encana’s proved oil and NGL reserves of approximately 210.0 MMbbls increased 76.8 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements.  The renegotiated agreements result in Encana receiving additional NGL volumes from the Company’s processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

In 2011, Encana’s proved oil and NGL reserves of approximately 133.2 MMbbls increased 40.7 MMbbls from 2010 primarily due to activities in Canada.

In 2010, Encana’s proved oil and NGL reserves of approximately 92.5 MMbbls increased 15.8 MMbbls from 2009 as a result of activities and plans to further capture additional NGLs associated with natural gas production.

Encana Corporation	D-1	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Net Proved Reserves (1,2)

(SEC Constant Pricing; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total
2010

Beginning of year	5,349	5,713	11,062	35.5	41.2	76.7
Revisions and improved recovery	150	517	667	13.6	0.2	13.8
Extensions and discoveries	1,067	1,808	2,875	11.5	4.7	16.2
Purchase of reserves in place	116	81	197	0.4	0.5	0.9
Sale of reserves in place	(82)	(257)	(339)	(1.9)	(4.9)	(6.8)
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)
End of year	6,117	7,183	13,300	54.3	38.2	92.5
Developed	3,132	3,678	6,810	24.9	24.0	48.9
Undeveloped	2,985	3,505	6,490	29.4	14.2	43.6
Total	6,117	7,183	13,300	54.3	38.2	92.5

2011

Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6
Purchase of reserves in place	72	23	95	0.2	0.1	0.3
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)
End of year	6,329	6,511	12,840	95.0	38.2	133.2
Developed	3,523	3,286	6,809	39.6	24.4	64.0
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2
Total	6,329	6,511	12,840	95.0	38.2	133.2

2012

Beginning of year	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)
End of year	4,550	4,242	8,792	101.6	108.4	210.0
Developed	2,985	2,628	5,613	47.8	43.1	90.9
Undeveloped	1,565	1,614	3,179	53.8	65.3	119.1
Total	4,550	4,242	8,792	101.6	108.4	210.0

Encana Corporation	D-2	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Notes:

(1)          Definitions:

a.      “Net” reserves are the remaining reserves of Encana, after deduction of estimated royalties and including royalty interests.

b.      “Proved” oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

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

(3)          In 2012, revisions and improved recovery for natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average historical natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.

Pricing Assumptions (SEC Constant Pricing)

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil and NGLs

	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
Reserve Pricing (2)
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42

  Notes:

(1)          Light Sweet.

(2)          All prices were held constant in all future years when estimating net revenues and reserves.

Proved Undeveloped Reserves

Encana’s proved undeveloped natural gas reserves represented approximately 36 percent of total proved natural gas reserves at December 31, 2012, a decrease from approximately 47 percent at December 31, 2011. At December 31, 2012, approximately 57 percent of Encana’s proved oil and NGL reserves were undeveloped, an increase from approximately 52 percent at December 31, 2011.

Bookings of proved undeveloped reserves were predicated on economics, technical merit, commercial considerations and development plans.  All of the proved undeveloped reserves at December 31, 2012 are scheduled for development within five years.  At December 31, 2012, the proved undeveloped reserves which have remained undeveloped for five years or more from initial booking were not material.

During 2012, approximately 510 Bcfe of proved undeveloped reserves were converted to proved developed reserves.  Investments made during 2012 to convert proved undeveloped reserves to proved developed reserves were approximately $0.6 billion.

Encana Corporation	D-3	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana’s annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana’s IQREs in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

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

Encana Corporation	D-4	Annual Information Form (prepared in US$)
U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Future cash inflows	15,471	27,731	25,535	14,124	26,558	29,428
Less future:
Production costs	6,273	9,717	8,676	4,095	6,195	6,894
Development costs	3,424	6,424	4,971	3,572	7,189	7,539
Asset retirement obligation payments	1,693	1,762	1,876	638	597	605
Income taxes	-	784	920	555	2,730	2,966
Future net cash flows	4,081	9,044	9,092	5,264	9,847	11,424
Less 10% annual discount for estimated timing of cash flows	1,079	3,759	3,803	2,249	4,384	5,277
Discounted future net cash flows	3,002	5,285	5,289	3,015	5,463	6,147

				Total
($ millions)				2012	2011	2010

Future cash inflows				29,595	54,289	54,963
Less future:
Production costs				10,368	15,912	15,570
Development costs				6,996	13,613	12,510
Asset retirement obligation payments				2,331	2,359	2,481
Income taxes				555	3,514	3,886

Future net cash flows				9,345	18,891	20,516
Less 10% annual discount for estimated timing of cash flows				3,328	8,143	9,080
Discounted future net cash flows				6,017	10,748	11,436

Encana Corporation	D-5	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Balance, beginning of year	5,285	5,289	4,089	5,463	6,147	4,343
Changes resulting from:
Sales of oil and gas produced during the period	(1,808)	(1,951)	(2,032)	(2,223)	(2,653)	(2,915)
Discoveries and extensions, net of related costs	509	1,161	975	319	887	1,243
Purchases of proved reserves in place	7	55	146	8	42	77
Sales and transfers of proved reserves in place	(155)	(212)	(96)	(369)	(1,021)	(198)
Net change in prices and production costs	(1,364)	516	1,645	(2,106)	733	3,827
Revisions to quantity estimates	(1,290)	188	174	(2,858)	(336)	610
Accretion of discount	571	576	433	693	762	465
Previously estimated development costs incurred, net of change in future development costs	946	(441)	216	3,021	832	(289)
Other	(7)	54	(28)	(79)	63	144
Net change in income taxes	308	50	(233)	1,146	7	(1,160)
Balance, end of year	3,002	5,285	5,289	3,015	5,463	6,147

				Total
($ millions)				2012	2011	2010

Balance, beginning of year				10,748	11,436	8,432
Changes resulting from:
Sales of oil and gas produced during the period				(4,031)	(4,604)	(4,947)
Discoveries and extensions, net of related costs				828	2,048	2,218
Purchases of proved reserves in place				15	97	223
Sales and transfers of proved reserves in place				(524)	(1,233)	(294)
Net change in prices and production costs				(3,470)	1,249	5,472
Revisions to quantity estimates				(4,148)	(148)	784
Accretion of discount				1,264	1,338	898
Previously estimated development costs incurred, net of change in future development costs				3,967	391	(73)
Other				(86)	117	116
Net change in income taxes				1,454	57	(1,393)
Balance, end of year				6,017	10,748	11,436

Encana Corporation	D-6	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Results of Operations

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Oil and gas revenues, net of royalties, transportation and processing	2,205	2,382	2,393	2,713	3,294	3,613
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	397	431	361	490	641	698
Depreciation, depletion and amortization	748	966	826	1,102	1,226	1,094
Impairments	1,822	2,249	-	2,842	-	-
Operating income (loss)	(762)	(1,264)	1,206	(1,721)	1,427	1,821
Income taxes	(191)	(335)	340	(623)	517	659
Results of operations	(571)	(929)	866	(1,098)	910	1,162

				Total
($ millions)				2012	2011	2010

Oil and gas revenues, net of royalties, transportation and processing				4,918	5,676	6,006
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations				887	1,072	1,059
Depreciation, depletion and amortization				1,850	2,192	1,920
Impairments				4,664	2,249	-
Operating income (loss)				(2,483)	163	3,027
Income taxes				(814)	182	999
Results of operations				(1,669)	(19)	2,028

Oil and gas revenues, net of royalties, transportation and processing for the comparative periods ended December 31, 2011 and December 31, 2010 have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating costs. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of two natural gas processing plants during the first quarter of 2012. Encana believes the nature of processing costs more closely align with transportation expense. As a result, for the twelve months ended December 31, 2011, the Company has reclassified $240 million (2010 - $239 million) from operating costs to transportation and processing expense.

Encana Corporation	D-7	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Capitalized Costs and Costs Incurred

Capitalized Costs

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010
Proved oil and gas properties	26,024	27,259	24,820	24,825	23,319	21,834
Unproved oil and gas properties	716	968	1,114	579	458	1,044
Total capital cost	26,740	28,227	25,934	25,404	23,777	22,878
Accumulated DD&A	23,962	20,906	17,985	21,236	17,294	16,051
Net capitalized costs	2,778	7,321	7,949	4,168	6,483	6,827

	Other			Total
($ millions)	2012	2011	2010	2012	2011	2010
Proved oil and gas properties	104	112	167	50,953	50,690	46,821
Unproved oil and gas properties	-	-	-	1,295	1,426	2,158
Total capital cost	104	112	167	52,248	52,116	48,979
Accumulated DD&A	104	112	167	45,302	38,312	34,203
Net capitalized costs	-	-	-	6,946	13,804	14,776

Costs Incurred

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010
Acquisitions
Unproved	121	261	395	235	53	97
Proved	18	149	197	5	52	44
Total acquisitions	139	410	592	240	105	141
Exploration costs	201	174	58	633	181	198
Development costs	1,366	1,857	2,156	1,094	2,265	2,304
Total costs incurred	1,706	2,441	2,806	1,967	2,551	2,643

				Total
($ millions)				2012	2011	2010
Acquisitions
Unproved				356	314	492
Proved				23	201	241
Total acquisitions				379	515	733
Exploration costs				834	355	256
Development costs				2,460	4,122	4,460
Total costs incurred				3,673	4,992	5,449

Encana Corporation	D-8	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Developed and Undeveloped Landholdings

The following table summarizes Encana’s developed, undeveloped and total landholdings as at December 31, 2012.

Landholdings (1 - 7)		Developed		Undeveloped		Total
(thousands of acres)		Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	— Crown	1,393	818	1,600	1,157	2,993	1,975
	— Freehold	246	147	80	44	326	191
	— Fee	2,368	2,368	1,263	1,263	3,631	3,631
		4,007	3,333	2,943	2,464	6,950	5,797
British Columbia	— Crown	899	690	2,086	1,511	2,985	2,201
	— Freehold	7	-	-	-	7	-
	— Fee	-	-	1	1	1	1
		906	690	2,087	1,512	2,993	2,202
Newfoundland and Labrador	— Crown	-	-	35	2	35	2
Northwest Territories	— Crown	-	-	45	12	45	12
Nova Scotia	— Crown	20	20	21	10	41	30
Total Canada		4,933	4,043	5,131	4,000	10,064	8,043
United States
Colorado	— Federal/State	202	190	458	427	660	617
	— Freehold	110	101	104	93	214	194
	— Fee	3	3	14	14	17	17
		315	294	576	534	891	828
Kansas	— Freehold	2	1	311	310	313	311
Louisiana	— Federal/State	1	1	2	2	3	3
	— Freehold	168	93	147	116	315	209
	— Fee	10	6	63	44	73	50
		179	100	212	162	391	262
Michigan	— Federal/State	3	3	367	367	370	370
	— Freehold	-	-	62	62	62	62
		3	3	429	429	432	432
Mississippi	— Freehold	4	3	276	262	280	265
New Mexico	— Federal/State	3	1	260	131	263	132
	— Freehold	-	-	7	4	7	4
		3	1	267	135	270	136
Texas	— Federal/State	17	15	4	2	21	17
	— Freehold	67	49	205	149	272	198
		84	64	209	151	293	215
Wyoming	— Federal/State	77	60	333	298	410	358
	— Freehold	6	5	16	13	22	18
		83	65	349	311	432	376
Other	— Federal/State	1	1	38	34	39	35
	— Freehold	-	-	9	6	9	6
		1	1	47	40	48	41
Total United States		674	532	2,676	2,334	3,350	2,866
International
Australia		-	-	104	40	104	40
Total International		-	-	104	40	104	40
Total		5,607	4,575	7,911	6,374	13,518	10,949

Encana Corporation	D-9	Annual Information Form (prepared in US$)

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

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2012 (3)
Canadian Division	20	15	-	-	-	-	20	15	23	43	15
USA Division	15	9	45	37	1	1	61	47	-	61	47
Total	35	24	45	37	1	1	81	62	23	104	62

2011
Canadian Division	30	19	-	-	-	-	30	19	31	61	19
USA Division	19	6	3	3	-	-	22	9	5	27	9
Total	49	25	3	3	-	-	52	28	36	88	28

2010
Canadian Division	22	15	-	-	-	-	22	15	31	53	15
USA Division	34	15	-	-	2	2	36	17	-	36	17
Total	56	30	-	-	2	2	58	32	31	89	32

Notes:

(1)	“Gross” wells are the total number of wells in which Encana has an interest.
(2)	“Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.
(3)

At December 31, 2012, Encana was in the process of drilling the following exploratory and development wells: approximately 12 gross wells (12 net wells) in Canada and approximately 42 gross wells (21 net wells) in the U.S.

Encana Corporation	D-10	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Development Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2012 (3)
Canadian Division	356	325	32	32	-	-	388	357	219	607	357
USA Division	445	237	-	-	1	1	446	238	18	464	238
Total	801	562	32	32	1	1	834	595	237	1,071	595

2011
Canadian Division	725	706	2	2	-	-	727	708	221	948	708
USA Division	695	392	-	-	5	1	700	393	206	906	393
Total	1,420	1,098	2	2	5	1	1,427	1,101	427	1,854	1,101

2010
Canadian Division	1,270	1,190	1	1	-	-	1,271	1,191	203	1,474	1,191
USA Division	748	428	-	-	4	3	752	431	144	896	431
Total	2,018	1,618	1	1	4	3	2,023	1,622	347	2,370	1,622

Notes:

(1)	“Gross” wells are the total number of wells in which Encana has an interest.
(2)	“Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.
(3)

At December 31, 2012, Encana was in the process of drilling the following exploratory and development wells: approximately 12 gross wells (12 net wells) in Canada and approximately 42 gross wells (21 net wells) in the U.S.

Encana Corporation	D-11	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Production Volumes (After Royalties)

The following tables summarize the net daily average production volumes for Encana for the periods indicated.

Production Volumes

(After Royalties)

	2012
(average daily)	Annual	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Canadian Division	1,359	1,408	1,299	1,237	1,493
USA Division	1,622	1,540	1,606	1,565	1,779
	2,981	2,948	2,905	2,802	3,272
Oil & NGLs (Mbbls/d)
Canadian Division	19.4	23.6	18.0	16.9	19.2
USA Division	11.6	12.6	12.3	11.3	10.1
	31.0	36.2	30.3	28.2	29.3

(average daily)				2011	2010
Produced Gas (MMcf/d)
Canadian Division				1,454	1,323
USA Division				1,879	1,861
				3,333	3,184

Oil & NGLs (Mbbls/d)
Canadian Division				14.5	13.2
USA Division				9.5	9.6
				24.0	22.8

Encana Corporation	D-12	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Per-Unit Results (After Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(After Royalties)

			2012
	Annual	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)
Canadian Division
Price, after royalties	2.58	3.18	2.45	2.05	2.56
Production and mineral taxes	-	0.01	-	0.01	(0.01)
Transportation and processing	1.12	1.23	1.01	1.31	0.97
Operating	0.67	0.55	0.75	0.71	0.68
	0.79	1.39	0.69	0.02	0.92
USA Division
Price, after royalties	3.03	3.68	3.02	2.41	3.00
Production and mineral taxes	0.11	0.19	0.15	0.03	0.08
Transportation and processing	1.10	1.15	1.14	1.04	1.07
Operating	0.59	0.55	0.62	0.56	0.61
	1.23	1.79	1.11	0.78	1.24
Total Canadian & USA Divisions
Price, after royalties	2.83	3.45	2.77	2.25	2.80
Production and mineral taxes	0.06	0.10	0.08	0.02	0.04
Transportation and processing	1.11	1.18	1.08	1.16	1.02
Operating	0.62	0.55	0.68	0.63	0.64
	1.04	1.62	0.93	0.44	1.10
Oil & NGLs ($/bbl)
Canadian Division
Price, after royalties	70.84	61.04	68.80	76.47	79.96
Production and mineral taxes	1.13	0.43	0.62	1.28	2.36
Transportation and processing	0.75	0.78	0.10	1.18	0.95
Operating	2.09	3.60	1.48	1.68	1.15
	66.87	56.23	66.60	72.33	75.50
USA Division
Price, after royalties	82.33	77.18	77.12	86.11	91.05
Production and mineral taxes	6.63	5.00	6.46	7.17	8.33
Transportation and processing	0.06	-	-	0.09	0.20
Operating	5.88	7.05	7.69	5.52	2.59
	69.76	65.13	62.97	73.33	79.93
Total Canadian & USA Divisions
Price, after royalties	75.12	66.65	72.17	80.32	83.77
Production and mineral taxes	3.18	2.02	2.98	3.63	4.41
Transportation and processing	0.50	0.51	0.06	0.75	0.69
Operating	3.50	4.80	3.98	3.21	1.65
	67.94	59.32	65.15	72.73	77.02

Encana Corporation	D-13	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average
	2011	2010
Produced Gas ($/Mcf)
Canada
Price, after royalties	3.79	4.10
Production and mineral taxes	0.02	0.01
Transportation and processing (1)	0.91	0.87
Operating (1)	0.68	0.62
	2.18	2.60
United States
Price, after royalties	4.47	4.73
Production and mineral taxes	0.23	0.27
Transportation and processing	1.06	0.97
Operating	0.62	0.58
	2.56	2.91
Total Encana
Price, after royalties	4.17	4.47
Production and mineral taxes	0.14	0.16
Transportation and processing (1)	0.99	0.93
Operating (1)	0.64	0.59
	2.40	2.79
Oil & NGLs ($/bbl)
Canada
Price, after royalties	85.41	64.79
Production and mineral taxes	0.90	0.44
Transportation and processing (1)	1.45	1.73
Operating (1)	1.23	2.33
	81.83	60.29
United States
Price, after royalties	85.28	69.35
Production and mineral taxes	7.54	6.69
Transportation and processing	0.08	-
Operating	0.70	-
	76.96	62.66
Total Encana
Price, after royalties	85.36	66.72
Production and mineral taxes	3.52	3.08
Transportation and processing (1)	0.92	1.00
Operating (1)	1.02	1.34
	79.90	61.30

Notes:

(1)

The Canadian Division per-unit results for 2011 and 2010 transportation and processing expense and operating expense have been updated to present processing costs with transportation expense, consistent with Encana’s presentation for 2012 on an annual and quarterly basis. Formerly, these processing costs were presented in operating expense. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements with the divestiture of two natural gas processing plants during the first quarter of 2012. Encana believes the nature of processing costs more closely align with transportation expense.

Encana Corporation	D-14	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Impact of Realized Hedging on Encana’s Netbacks

(After Royalties)

	2012
	Annual	Q4	Q3	Q2	Q1

Natural Gas ($/Mcf)
Canadian Division	1.97	1.45	2.27	2.61	1.69
USA Division	2.01	1.68	2.03	2.49	1.86
Total	1.99	1.57	2.14	2.54	1.78

				Annual Average
				2011	2010
Natural Gas ($/Mcf)
Canadian Division				0.69	0.99
USA Division				0.87	1.03
Total				0.79	1.01

Oil & NGLs ($/bbl)
Canadian Division				-	(1.04)
USA Division				-	-
Total				-	(0.60)

Encana Corporation	D-15	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Appendix E - Audit Committee Mandate

Last updated December 3, 2012.

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

The non-executive Board Chair shall be a non-voting member of the Committee.  See Quorum for further details.

Appointment of Members

Committee members shall be appointed at a meeting of the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board.

The Nominating and Corporate Governance Committee will recommend for approval to the Board an independent Director to act as Chair of the Committee.  The Board shall appoint the Chair of the Committee.

If the Chair of the Committee is unavailable or unable to attend a meeting of the Committee, the Chair shall ask another member to chair the meeting, failing which a member of the Committee present at the meeting shall be chosen to preside over the meeting by a majority of the members of the Committee present at such meeting.

The Chair of the Committee presiding at any meeting of the Committee shall not have a casting vote.

The items pertaining to the Chair in this section should be read in conjunction with the Committee Chair section of the Chair of the Board of Directors and Committee Chair General Guidelines.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

The Corporate Secretary or one of the Assistant Corporate Secretaries of the Corporation or such other person as the Corporate Secretary of the Corporation shall designate from time to time shall be the Secretary of the Committee and shall keep minutes of the meetings of the Committee.

Meetings

Committee meetings may, by agreement of the Chair of the Committee, be held in person, by video conference, by means of telephone or by a combination of any of the foregoing.

The Committee shall meet at least quarterly.  The Chair of the Committee may call additional meetings as required. In addition, a meeting may be called by the non-executive Board Chair, the President & Chief Executive Officer, or any member of the Committee or by the external auditors.

Encana Corporation	E-2	Annual Information Form (prepared in US$)

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee.

Directors, who are not members of the Committee, may attend Committee meetings, on an ad hoc basis, upon prior consultation and approval by the Committee Chair or by a majority of the members of the Committee.

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

(ii)                    The effect of significant judgments, accruals and estimates.

(iii)                 The manner of presentation of significant accounting items.

(iv)                The consistency of disclosure.

b.                      Management’s Discussion and Analysis.

c.                       Annual Information Form as to financial information.

d.                      All prospectuses and information circulars as to financial information.

The review shall include a report from the external auditors about the quality of the most critical accounting principles upon which the Corporation’s financial status depends, and which involve the most complex, subjective or significant judgmental decisions or assessments.

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

Other Financial Filings and Public Documents

4.

Review and discuss with management financial information, including annual and interim earnings press releases, the use of “pro forma” or non-GAAP financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies). Consideration should be given as to whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with public securities. Such review and discussion should occur before public disclosure and may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

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

20.

Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chair of the Committee or by a majority of the members of the Committee.

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

Encana Corporation	E-6	Annual Information Form (prepared in US$)

24.	Review and evaluate:

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

27.	Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.

28.	Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

29.	Consider and review with the external auditors, management and the head of internal audit:

	a.	Significant findings during the year and management’s responses and follow-up thereto.

	b.	Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.

	c.	Any significant disagreements between the external auditors or internal auditors and management.

	d.	Any changes required in the planned scope of their audit plan.

	e.	The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.

	f.	The internal audit department mandate.

	g.	Internal audit’s compliance with the Institute of Internal Auditors’ standards.

Encana Corporation	E-7	Annual Information Form (prepared in US$)

Internal Audit Department and Independence

30.	Meet on a periodic basis separately with the head of internal audit.

31.	Review and concur in the appointment, compensation, replacement, reassignment, or dismissal of the head of internal audit.

32.	Confirm and assure, annually, the independence of the internal audit department and the external auditors.

Approval of Audit and Non-Audit Services

33.

Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to de minimus exceptions for non-audit services described, in NI 52-110, the rules and forms under the Exchange Act, SEC Regulation S-X or other applicable Canadian or United States federal, provincial and state legislation and regulations, which services are approved by the Committee prior to the completion of the audit).

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

Encana Corporation	E-8	Annual Information Form (prepared in US$)

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

Encana Corporation Management’s Discussion and Analysis (Prepared using U.S. GAAP) For the year ended December 31, 2012 (Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2012 (“Consolidated Financial Statements”), as well as the audited United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) Consolidated Financial Statements and U.S. GAAP MD&A for the year ended December 31, 2011.

The Consolidated Financial Statements and comparative information have been prepared in accordance with U.S. GAAP and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate.  The term “liquids rich” is used to represent natural gas streams with associated liquids volumes.  This document is dated February 21, 2013.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

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

Encana’s extensive portfolio of reserves and economic contingent resources in high-growth resource plays in North America serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets. Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. The Company is also working to expand the use of natural gas in North America in power generation, transportation and industrial applications.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Repeatable operations lend themselves to ongoing cost reductions through optimization of equipment and processes by applying continuous improvement techniques.

Encana’s capital investment strategy is focused on building long-term production growth capacity and transitioning to a more diversified portfolio of production and cash flows. In the current price environment, the Company plans to continue focusing capital investment in oil and liquids rich natural gas plays, minimizing investment in dry natural gas plays and attracting third party capital investments. Third party capital investment advances development of the Company’s reserves and resources, recognizes the value of the Company’s assets and provides additional financial flexibility. In addition, third party investment reduces the risk of early life plays and maintains capital and operating efficiencies on mature assets.

Encana Corporation	1	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

At December 31, 2012, Encana has hedged approximately 1,515 million cubic feet (“MMcf”) per day (“MMcf/d”) of expected 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per thousand cubic feet (“Mcf”), approximately 748 MMcf/d of expected 2014 production at an average price of $4.22 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 thousand barrels (“Mbbls”) per day (“Mbbls/d”) of expected 2013 oil production using Brent fixed price contracts at an average price of $108.22 per barrel (“bbl”). The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices.

Further information on expected results can be found in Encana’s 2013 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Encana Corporation	2	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the year ended December 31, 2012, Encana reported:

•	Cash Flow of $3,537 million and Operating Earnings of $997 million.

•	Net Earnings, a loss of $2,794 million, including after-tax non-cash ceiling test impairments of $3,179 million.

•	Average natural gas production volumes of 2,981 MMcf/d and average liquids production volumes of 31.0 Mbbls/d.

•	Realized financial commodity hedging gains of $2,161 million before tax.

•	Average realized natural gas prices, including financial hedges, of $4.82 per Mcf. Average realized liquids prices of $75.12 per bbl.

•	Dividends paid of $0.80 per share.

•	Cash and cash equivalents increase of $2,379 million to $3,179 million and long-term debt decrease of $475 million to $7,675 million.

•	Net divestitures of $3,664 million and lower capital expenditures of $3,476 million.

Significant developments for the Company during the year ended December 31, 2012 included the following:

•

Entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia. Mitsubishi has agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership, with C$1.45 billion received in February 2012.

•

Entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands, with C$1.18 billion received in December 2012.

•

Entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho has agreed to acquire a royalty interest in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho has agreed to invest approximately C$600 million for a 32.5 percent gross overriding royalty, with C$100 million received in April 2012.

•

Entered into a long-term joint venture agreement with a Nucor Corporation subsidiary (“Nucor”) under which Nucor is to earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in the Piceance Basin in Colorado. Nucor has agreed to pay its share of well costs plus a portion attributable to Encana’s interest.

•

Entered into a joint venture agreement with Exaro Energy III LLC (“Exaro”) under which Exaro has agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field in Wyoming.

•	Renegotiated certain gathering and processing agreements which result in Encana receiving additional NGL volumes from the Company’s processed gas in the Piceance and Jonah areas in the U.S.

•	Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

Encana Corporation	3	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Financial Results

			2012					2011			2010

($ millions, except per share)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash Flow (1)	$ 3,537	$ 809	$ 913	$ 794	$ 1,021	$ 4,216	$ 983	$ 1,181	$ 1,089	$ 963	$ 4,439
per share - diluted	4.80	1.10	1.24	1.08	1.39	5.72	1.33	1.60	1.48	1.31	6.00

Operating Earnings (1)	997	296	263	198	240	1,191	232	389	352	218	1,474
per share - diluted	1.35	0.40	0.36	0.27	0.33	1.62	0.31	0.53	0.48	0.30	1.99

Net Earnings	(2,794)	(80)	(1,244)	(1,482)	12	5	(476)	459	383	(361)	2,343
per share - basic	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01	(0.65)	0.62	0.52	(0.49)	3.17
per share - diluted	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01	(0.65)	0.62	0.52	(0.49)	3.17

Production Volumes
Natural Gas (MMcf/d)	2,981	2,948	2,905	2,802	3,272	3,333	3,459	3,365	3,309	3,196	3,184
Liquids (Mbbls/d)	31.0	36.2	30.3	28.2	29.3	24.0	23.9	24.4	24.3	23.3	22.8

Capital Investment	3,476	780	779	797	1,120	4,610	1,008	1,186	1,122	1,294	4,779
Net Acquisitions & (Divestitures)	(3,664)	(1,327)	31	(8)	(2,360)	(1,565)	(1,538)	(4)	108	(131)	(150)

Revenues, Net of Royalties	5,160	1,605	1,025	731	1,799	8,467	2,461	2,353	1,986	1,667	8,870
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	6,601	1,723	1,623	1,526	1,729	7,613	1,883	1,953	1,959	1,818	7,923

Total Assets	18,700					23,415					23,007
Total Debt	7,675					8,150					7,682
Cash & Cash Equivalents	3,179					800					699

(1)          A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Q4 2012 versus Q4 2011

Cash Flow of $809 million decreased $174 million primarily due to lower natural gas production volumes and lower commodity prices, partially offset by higher liquids production volumes and higher realized financial hedging gains. In the three months ended December 31, 2012:

•

Average realized natural gas prices, excluding financial hedges, were $3.45 per Mcf compared to $3.73 per Mcf in 2011. Average realized liquids prices, excluding financial hedges, were $66.65 per bbl compared to $85.44 per bbl in 2011.

•	Realized financial hedging gains before tax were $420 million compared to $331 million in 2011.

•

Average natural gas production volumes of 2,948 MMcf/d decreased 511 MMcf/d from 3,459 MMcf/d in 2011 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays. Average oil and NGL production volumes of 36.2 Mbbls/d increased 12.3 Mbbls/d from 23.9 Mbbls/d in 2011.

Operating Earnings of $296 million increased $64 million primarily due to higher liquids production volumes, higher realized financial hedging gains, lower depreciation, depletion and amortization (“DD&A”) and lower deferred tax, partially offset by lower natural gas production volumes and lower commodity prices.

Net Earnings, a loss of $80 million, increased $396 million primarily due to lower non-cash ceiling test impairments, higher liquids production volumes, higher realized financial hedging gains and lower DD&A.  These were partially offset by unrealized financial hedging gain reversals, lower natural gas production volumes, lower commodity prices and an unrealized foreign exchange loss on the revaluation of long-term debt.

Encana Corporation	4	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

2012 versus 2011

Cash Flow of $3,537 million decreased $679 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains and higher liquids production volumes. In 2012:

•

Average realized natural gas prices, excluding financial hedges, were $2.83 per Mcf compared to $4.17 per Mcf in 2011. Average realized liquids prices, excluding financial hedges, were $75.12 per bbl compared to $85.36 per bbl in 2011.

•	Realized financial hedging gains before tax were $2,161 million compared to $948 million in 2011.

•

Average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 3,333 MMcf/d in 2011 primarily as a result of shut-in and curtailed production and the Company’s capital investment focus in oil and liquids rich natural gas plays. Average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 24.0 Mbbls/d in 2011.

Operating Earnings of $997 million decreased $194 million primarily due to lower commodity prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower DD&A, higher liquids production volumes and lower deferred tax.

Net Earnings, a loss of $2,794 million, decreased $2,799 million primarily due to higher non-cash ceiling test impairments, unrealized financial hedging gain reversals, lower commodity prices and lower natural gas production volumes.  These were partially offset by higher realized financial hedging gains, lower DD&A, an unrealized foreign exchange gain on the revaluation of long-term debt, higher liquids production volumes and a deferred tax recovery.

The Company’s after-tax non-cash ceiling test impairments of $3,179 million in 2012 and $1,687 million in 2011 primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent.

Future ceiling test impairments could result from decreases in the 12-month average trailing commodity prices as well as changes to reserves estimates, future development costs, capitalized costs and unproved property costs.  Proceeds received from oil and gas divestitures are deducted from the Company’s capitalized costs and can reduce the risk of ceiling test impairments.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the value of unproved properties, the value of probable or possible reserves or future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

Encana’s quarterly net earnings are impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments.  Further to the information included within this MD&A:

•

Realized hedging gains before tax in 2012 were: Q1 - $527 million; Q2 - $636 million; Q3 - $578 million; and Q4 - $420 million. In 2011, realized hedging gains before tax were: Q1 - $205 million; Q2 - $196 million; Q3 - $216 million; and Q4 - $331 million.

•

Non-cash ceiling test impairments after tax in 2012 were: Q2 - $1,695 million; Q3 - $1,193 million; and Q4 - $291 million. In 2011, non-cash ceiling test impairments after tax were: Q1 - $582 million; and Q4 - $1,105 million.

Encana Corporation	5	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

2011 versus 2010

Cash Flow of $4,216 million decreased $223 million primarily due to lower natural gas prices, lower realized financial hedging gains and higher transportation and processing expense. These were partially offset by higher production volumes and higher liquids prices. In 2011:

•

Average realized natural gas prices, excluding financial hedges, were $4.17 per Mcf compared to $4.47 per Mcf in 2010. Average realized liquids prices, excluding financial hedges, were $85.36 per bbl compared to $66.72 per bbl in 2010.

•	Realized financial hedging gains before tax were $948 million compared to $1,203 million in 2010.

•

Average natural gas production volumes of 3,333 MMcf/d increased 149 MMcf/d from 3,184 MMcf/d in 2010. Average oil and NGL production volumes of 24.0 Mbbls/d increased 1.2 Mbbls/d from 22.8 Mbbls/d in 2010.

Operating Earnings of $1,191 million decreased $283 million primarily due to lower natural gas prices, lower realized financial hedging gains, higher transportation and processing expense and higher DD&A. These were partially offset by higher production volumes, higher liquids prices and lower deferred tax expense.

Net Earnings of $5 million decreased $2,338 million primarily due to non-cash ceiling test impairments, lower  unrealized financial hedging gains and an unrealized foreign exchange loss on the revaluation of long-term debt.  Net earnings also decreased due to the items discussed in operating earnings.

Encana Corporation	6	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Quarterly Prices and Foreign Exchange Rates

	2012					2011					2010

(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Encana Realized Pricing
Natural Gas ($/Mcf)
Including hedging	$ 4.82	$ 5.02	$ 4.91	$ 4.79	$ 4.58	$ 4.96	$ 4.79	$ 5.01	$ 5.09	$ 5.00	$ 5.48
Excluding hedging	2.83	3.45	2.77	2.25	2.80	4.17	3.73	4.32	4.42	4.26	4.47
Liquids ($/bbl) (1)
Oil	84.06	79.75	80.04	84.62	92.65	86.70	87.18	81.98	94.65	82.74	68.53
NGLs	63.37	52.97	61.34	72.88	72.30	83.32	83.11	83.12	89.40	77.42	66.21
Total	75.12	66.65	72.17	80.32	83.77	85.36	85.44	82.43	92.66	80.70	66.72
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.79	3.40	2.81	2.22	2.74	4.04	3.55	4.20	4.31	4.11	4.39
AECO (C$/Mcf)	2.40	3.06	2.19	1.83	2.52	3.67	3.47	3.72	3.74	3.77	4.13
Rockies (Opal) ($/MMBtu)	2.63	3.26	2.56	2.01	2.67	3.80	3.47	3.90	3.98	3.84	3.94
HSC ($/MMBtu)	2.75	3.35	2.84	2.17	2.65	4.02	3.49	4.23	4.29	4.06	4.38
Basis Differential ($/MMBtu)
AECO/NYMEX	0.38	0.32	0.62	0.39	0.22	0.31	0.17	0.34	0.42	0.29	0.40
Rockies/NYMEX	0.16	0.14	0.25	0.21	0.07	0.24	0.08	0.30	0.33	0.27	0.45
HSC/NYMEX	0.04	0.05	(0.03)	0.05	0.09	0.02	0.06	(0.03)	0.02	0.05	0.01
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	94.21	88.22	92.20	93.35	103.03	95.11	94.02	89.54	102.34	94.25	79.55
Edmonton (C$/bbl) (2)	87.02	83.99	84.33	83.95	92.23	95.03	97.35	91.74	103.07	87.97	77.50
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	1.000	1.009	1.005	0.990	0.999	1.012	0.978	1.020	1.033	1.015	0.971

(1)   Excluding hedging impact.

(2)   Light Sweet.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2011. Hedging activities contributed an additional $1.99 per Mcf to the average realized natural gas price in 2012. In 2012, Encana’s average realized oil price reflected lower benchmark prices compared to 2011. The Company’s 2012 NGLs price reflects a lower proportion of higher value condensate included in the total NGL product mix.

In 2011, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2010. Hedging activities contributed an additional $0.79 per Mcf to the average realized natural gas price in 2011.  The Company’s 2011 average realized liquids prices reflected higher benchmark prices compared to 2010.

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

Encana Corporation	7	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

At December 31, 2012, Encana has hedged approximately 1,515 MMcf/d of expected 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per Mcf, approximately 748 MMcf/d of expected 2014 production at an average price of $4.22 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.3 Mbbls/d of expected 2013 oil production using Brent fixed price contracts at an average price of $108.22 per bbl. The Company’s hedging program helps sustain Cash Flow during periods of lower prices. For additional information, see the Risk Management - Financial Risks section of this MD&A.

Reserves Quantities

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of the Company’s natural gas, oil and NGL reserves annually. The Company has a Reserves Committee composed of a majority of independent Board of Directors (“Board”) members that reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

As required by Canadian regulatory standards, Encana’s disclosure of reserves data is in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Encana’s 2012 Canadian protocol disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana’s Annual Information Form (“AIF”). Canadian standards require reconciliations in this section to include cubic feet equivalent. The oil and NGL volumes have been converted to cubic feet equivalent on the basis of one Mbbls to six MMcf based on an energy equivalency conversion method primarily applicable at the burner tip. This energy equivalency conversion method does not represent value equivalency, as the current price of oil and NGLs compared to natural gas is significantly higher.

Supplementary oil and gas information, including proved reserves on an after royalties basis, is provided in accordance with U.S. disclosure requirements in Note 22 to the December 31, 2012 Consolidated Financial Statements. As Encana follows U.S. GAAP full cost accounting for oil and gas activities, the U.S. protocol reserves estimates are key inputs to the Company’s depletion and ceiling test impairment calculations.

The Canadian standards require the use of forecast prices in the estimation of reserves and the disclosure of before and after royalties volumes.  The U.S. standards require the use of 12-month average trailing prices in the estimation of reserves and the disclosure of after royalties volumes. The following sections provide Encana’s Canadian protocol and U.S. protocol reserves quantities.

Encana Corporation	8	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Canadian Protocol Reserves Quantities

Proved Reserves by Country

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
(as at December 31)	2012	2011	2010	2012	2011	2010

Canada	6,730	7,067	6,755	126.3	106.5	61.9
United States	6,660	8,432	9,299	156.2	47.3	47.4
Total	13,390	15,499	16,054	282.5	153.8	109.3

Proved Reserves Reconciliation

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2011	7,067	8,432	15,499	106.5	47.3	153.8	16,422
Extensions	863	378	1,241	28.8	42.9	71.7	1,672
Discoveries	17	7	24	1.3	0.6	1.9	35
Technical revisions	217	(222)	(5)	0.1	76.7	76.8	456
Economic factors	(580)	(783)	(1,363)	(2.2)	(1.0)	(3.2)	(1,383)
Acquisitions	83	11	94	0.1	0.1	0.2	95
Dispositions	(435)	(429)	(864)	(2.7)	(5.2)	(7.9)	(911)
Production	(502)	(734)	(1,236)	(5.6)	(5.2)	(10.8)	(1,301)
December 31, 2012	6,730	6,660	13,390	126.3	156.2	282.5	15,085

Encana’s 2012 natural gas proved reserves before royalties of approximately 13.4 trillion cubic feet (“Tcf”) decreased 2.1 Tcf from 2011 primarily due to the impact of lower prices included in economic factors. Divestitures also reduced 2012 proved reserves. Extensions and discoveries of approximately 1.3 Tcf replaced production before royalties during the year.

Encana’s 2012 oil and NGL proved reserves before royalties of approximately 282.5 million barrels (“MMbbls”) increased 128.7 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements. The renegotiated agreements result in Encana receiving additional NGL volumes from the Company’s processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

Encana Corporation	9	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Proved Reserves by Country

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
(as at December 31)	2012	2011	2010	2012	2011	2010

Canada	6,207	6,607	6,298	113.1	94.4	54.8
United States	5,410	6,834	7,477	127.3	38.6	38.5
Total	11,617	13,441	13,775	240.4	133.0	93.3

Proved Reserves Reconciliation

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2011	6,607	6,834	13,441	94.4	38.6	133.0	14,239
Extensions and discoveries	795	312	1,107	26.1	35.2	61.3	1,475
Revisions (1)	(285)	(810)	(1,095)	2.0	61.8	63.8	(712)
Acquisitions	76	10	86	-	0.1	0.1	86
Dispositions	(489)	(343)	(832)	(2.3)	(4.2)	(6.5)	(871)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)	(1,158)
December 31, 2012	6,207	5,410	11,617	113.1	127.3	240.4	13,059

(1)    Includes economic factors.

Encana’s 2012 natural gas proved reserves after royalties of approximately 11.6 Tcf decreased 1.8 Tcf from 2011 primarily due to the impact of lower prices included in revisions. Divestitures also reduced 2012 proved reserves. Extensions and discoveries of approximately 1.1 Tcf replaced production after royalties during the year.

Encana’s 2012 oil and NGL proved reserves after royalties of approximately 240.4 MMbbls increased 107.4 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements. The renegotiated agreements result in Encana receiving additional NGL volumes from the Company’s processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

Forecast Prices

The reference prices below were utilized in the determination of reserves.

	Natural Gas		Liquids
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)

2010 Price Assumptions
2011	4.73	4.35	79.53	81.93
2012 - 2015	5.33 - 6.01	4.94 - 5.78	82.65 - 86.68	85.88 - 91.61
Thereafter	6.18 - 6.63	5.97 - 6.48	83.72	88.37

2011 Price Assumptions
2012	3.80	3.49	97.00	97.96
2013 - 2021	4.50 - 7.17	4.13 - 6.58	100.00 - 107.56	101.02 - 108.73
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2012 Price Assumptions
2013	3.75	3.38	90.00	85.00
2014 - 2022	4.25 - 6.27	3.83 - 5.64	92.50 - 104.57	91.50 - 103.57
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

(1)   Light Sweet.

Encana Corporation	10	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

U.S. Protocol Reserves Quantities

Proved Reserves by Country

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
(as at December 31)	2012	2011	2010	2012	2011	2010

Canada	4,550	6,329	6,117	101.6	95.0	54.3
United States	4,242	6,511	7,183	108.4	38.2	38.2
Total	8,792	12,840	13,300	210.0	133.2	92.5

Proved Reserves Reconciliation

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total

December 31, 2011	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)
December 31, 2012	4,550	4,242	8,792	101.6	108.4	210.0

Encana’s 2012 natural gas proved reserves after royalties of approximately 8.8 Tcf decreased 4.0 Tcf from 2011 primarily due to the impact of lower 12-month average trailing prices included in revisions and improved recovery. Divestitures also reduced 2012 proved reserves.

Encana’s 2012 oil and NGL proved reserves after royalties of approximately 210.0 MMbbls increased 76.8 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements. The renegotiated agreements result in Encana receiving additional NGL volumes from the Company’s processed gas, which increased oil and NGL reserves and reduced natural gas reserves.

12-Month Average Trailing Prices

The reference prices below were utilized in the determination of reserves. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period.

	Natural Gas		Liquids
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)

Reserves Pricing (2)
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42

(1)   Light Sweet.

(2)   All prices were held constant in all future years when estimating reserves.

Encana Corporation	11	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Production and Net Capital Investment

Production Volumes (After Royalties)

(average daily)	2012	2011	2010

Natural Gas (MMcf/d)
Canadian Division	1,359	1,454	1,323
USA Division	1,622	1,879	1,861
	2,981	3,333	3,184

Oil and NGLs (Mbbls/d)
Canadian Division	19.4	14.5	13.2
USA Division	11.6	9.5	9.6
	31.0	24.0	22.8

2012 versus 2011

Encana’s natural gas production volumes for 2012 were impacted by the Company’s capital investment focus in oil and liquids rich natural gas plays and shut-in and curtailed production.  In 2012, average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 2011. The Canadian Division volumes were lower primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. The USA Division volumes were lower primarily due to natural declines, divestitures and shut-in production, partially offset by a successful drilling program in Piceance. During 2012, Encana announced plans to shut-in and curtail natural gas production volumes of approximately 250 MMcf/d in areas subject to higher decline and higher variable costs.  The shut-in volumes were brought back on prior to year end.

In 2012, average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and a successful drilling program in Peace River Arch and Bighorn. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional liquids volumes.

2011 versus 2010

In 2011, average natural gas production volumes of 3,333 MMcf/d increased 149 MMcf/d from 2010. Average oil and NGL production volumes of 24.0 Mbbls/d increased 1.2 Mbbls/d from 2010. The Canadian Division volumes were higher primarily due to a successful drilling program in the resource plays. The USA Division volumes were higher primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

Encana Corporation	12	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Net Capital Investment

($ millions)	2012	2011	2010

Canadian Division	$1,567	$2,031	$2,214
USA Division	1,727	2,446	2,502
Market Optimization	7	2	2
Corporate & Other	175	131	61
Capital Investment	3,476	4,610	4,779
Acquisitions	379	515	733
Divestitures	(4,043)	(2,080)	(883)
Net Acquisitions and Divestitures	(3,664)	(1,565)	(150)
Net Capital Investment	$(188)	$3,045	$4,629

2012

Capital investment during 2012 was $3,476 million and focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities.  Development of resource plays continued in Piceance, Haynesville, Bighorn, Cutbank Ridge and Peace River Arch. Investment in prospective oil and liquids rich natural gas plays was focused on the Duvernay, Clearwater Oil, the Tuscaloosa Marine Shale, Eaglebine, the Mississippian Lime, the DJ Niobrara and the San Juan Basin.

Divestitures in 2012 were $3,770 million in the Canadian Division and $271 million in the USA Division. The Canadian Division included C$1.45 billion received from Mitsubishi, C$1.18 billion received from PetroChina, C$100 million received from Toyota Tsusho and approximately C$920 million received from the sale of two natural gas processing plants. The USA Division received the remaining proceeds of $114 million from the divestiture of the North Texas natural gas assets, with the majority of the proceeds received in December 2011. Amounts received from the transactions have been deducted from the respective Canadian and U.S. full cost pools.

Acquisitions in 2012 were $139 million in the Canadian Division and $240 million in the USA Division and primarily included land and property purchases with oil and liquids rich natural gas production potential.

In December, Encana agreed to sell its 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia. The transaction closed on February 8, 2013.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. These arrangements support the Company’s long-term strategy of accelerating the value recognition of its assets. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

2011

Capital investment during 2011 was $4,610 million and focused on continued development of Encana’s resource plays, including Bighorn, Cutbank Ridge, Haynesville and Piceance.

Divestitures in 2011 were $350 million in the Canadian Division and $1,730 million in the USA Division. The USA Division divestitures included the sales of the Fort Lupton natural gas processing plant for proceeds of $296 million, the South Piceance natural gas gathering assets for proceeds of $547 million and the majority of the North Texas natural gas assets for proceeds of $836 million. Cash taxes increased by $114 million as a result of the sale of the South Piceance assets and the North Texas assets. Divestiture amounts were net of amounts recovered for capital expenditures incurred prior to the sale of certain natural gas gathering and processing assets.

Encana Corporation	13	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Acquisitions in 2011 were $410 million in the Canadian Division and $105 million in the USA Division, which included land and property purchases that were complementary to existing Company assets and focused on acreage with oil and liquids rich natural gas production potential.

2010

Capital investment during 2010 was $4,779 million and focused on continued development of Encana’s resource plays, including Greater Sierra, Clearwater, Cutbank Ridge, Haynesville and Texas. Divestitures in 2010 were $288 million in the Canadian Division and $595 million in the USA Division and included the sale of mature conventional oil and natural gas assets. Acquisitions in 2010 were $592 million in the Canadian Division and $141 million in the USA Division and included land and property purchases that were complementary to existing Company assets.

Divisional Results

Canadian Division

Operating Cash Flow

	Operating Cash Flow ($ millions)			Natural Gas Netback ($/Mcf)			Oil & NGLs Netback ($/bbl)
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties, excluding Hedging	$ 1,802	$ 2,507	$ 2,350	$ 2.58	$ 3.79	$ 4.10	$ 70.84	$ 85.41	$ 64.79
Realized Financial Hedging Gain	958	365	479	1.97	0.69	0.99	-	-	(1.04)
Expenses
Production and mineral taxes	9	15	8	-	0.02	0.01	1.13	0.90	0.44
Transportation and processing	555	490	436	1.12	0.91	0.87	0.75	1.45	1.73
Operating	352	380	324	0.67	0.68	0.62	2.09	1.23	2.33
Operating Cash Flow/Netback	$ 1,844	$ 1,987	$ 2,061	$ 2.76	$ 2.87	$ 3.59	$ 66.87	$ 81.83	$ 59.25

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)
	2012	2011	2010	2012	2011	2010
Production Volumes - After Royalties	1,359	1,454	1,323	19.4	14.5	13.2

2012 versus 2011

Operating Cash Flow of $1,844 million decreased $143 million primarily due to lower realized commodity prices, lower natural gas production volumes and higher transportation and processing expense, partially offset by higher realized financial hedging gains and higher liquids production volumes.  In 2012:

•                  Lower natural gas and liquids prices decreased revenues by $695 million.

•                  Realized financial hedging gains were $958 million compared to $365 million in 2011.

•                  Average natural gas production volumes of 1,359 MMcf/d were lower by 95 MMcf/d.  This decreased revenues by $158 million primarily due to shut-in and curtailed production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. A portion of 2012 production was shut-in at Cutbank Ridge, Greater Sierra and Clearwater.

Encana Corporation	14	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

•                  Average oil and NGL production volumes of 19.4 Mbbls/d were higher by 4.9 Mbbls/d, which increased revenues by $156 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and a successful drilling program in Peace River Arch and Bighorn.

•                  Transportation and processing expense increased $65 million primarily due to higher volumes processed through third party facilities, mainly resulting from the sale of two natural gas processing plants.

2011 versus 2010

Operating Cash Flow of $1,987 million decreased $74 million primarily due to lower realized natural gas prices, lower financial hedging gains, higher transportation and processing expense and higher operating expense, partially offset by higher production volumes and higher realized liquids prices. In 2011:

•                  Lower natural gas prices decreased revenues by $165 million, while higher liquids prices increased revenues by $111 million.

•                  Realized financial hedging gains were $365 million compared to $479 million in 2010.

•                  Average natural gas production volumes of 1,454 MMcf/d were higher by 131 MMcf/d and average oil and NGL production volumes of 14.5 Mbbls/d were higher by 1.3 Mbbls/d. This increased revenues $212 million as a result of a successful drilling program across all resource plays.

•                  Transportation and processing expense increased $54 million due to higher production volumes.

•                  Operating expense increased $56 million due to scheduled plant turnaround costs, higher property tax and a higher U.S./Canadian dollar exchange rate, partially offset by lower electricity costs.

Comparative figures for 2011 and 2010 in the Operating Cash Flow table above have been updated to present processing costs with transportation expense. Formerly these processing costs were presented in operating expense. The Company has reclassified $240 million of operating expense to transportation and processing expense for 2011 and $239 million for 2010. For additional information, see Note 2 to the Consolidated Financial Statements.

2012 Investment Highlights

Encana entered into a partnership agreement with Mitsubishi to jointly develop certain Cutbank Ridge lands in British Columbia. Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership. Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012.  Mitsubishi has agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, over an expected commitment period of five years, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that period. The transaction did not include any of Encana’s existing Cutbank Ridge production, processing plants, gathering systems or Alberta landholdings at the time of the transaction.

The Company entered into an agreement with PetroChina to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta. PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina invested C$1.18 billion in December 2012 and has agreed to further invest approximately C$1.0 billion over a commitment period which is expected to be four years. The further investment of approximately C$1.0 billion is to be used to fund half of Encana’s capital funding commitment.

Encana entered into an agreement with Toyota Tsusho under which Toyota Tsusho has agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho invested C$100 million in April 2012 and has agreed to further invest approximately C$500 million which is expected to be received over the next seven years.

Encana Corporation	15	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

The Company closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012. As part of the sale, Encana has entered into an agreement for firm gathering and processing services in the Cutbank Ridge area.

Results by Resource Play

	Natural Gas Production (MMcf/d)			Oil & NGLs Production (Mbbls/d)			Capital ($ millions)
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Cutbank Ridge	433	428	344	1.5	1.1	0.4	$ 228	$ 371	$ 422
Bighorn	242	230	220	5.8	3.5	3.2	333	397	345
Peace River Arch	108	101	105	2.9	2.1	1.6	220	156	84
Clearwater	374	433	395	8.6	7.0	6.0	131	354	428
Greater Sierra	200	260	230	0.5	0.8	1.0	118	325	515
Other and emerging	2	2	29	0.1	-	1.0	537	428	420
Total Canadian Division	1,359	1,454	1,323	19.4	14.5	13.2	$ 1,567	$ 2,031	$ 2,214

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays, including the Duvernay emerging play, and the Deep Panuke offshore natural gas project.

Other Divisional Expenses

($ millions)	2012	2011	2010

Depreciation, depletion and amortization	$748	$966	$826
Impairments	1,822	2,249	-

In 2012, DD&A decreased $218 million from 2011 due to lower depletion rates and lower production volumes. The lower depletion rates primarily resulted from ceiling test impairments and credits to the full cost pool for amounts received from divestitures in 2012. In 2011, DD&A increased $140 million from 2010 primarily due to higher production volumes.

In 2012, the Division recognized non-cash ceiling test impairments of $1,822 million before tax compared to $2,249 million before tax recognized in 2011 (2010 - nil). The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under SEC requirements. A non-cash ceiling test impairment is recognized when the capitalized costs aggregated at the country cost centre level exceed the sum of the estimated after-tax future net cash flows from proved reserves based on SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.

Encana Corporation	16	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

USA Division

Operating Cash Flow

	Operating Cash Flow ($ millions)			Natural Gas Netback ($/Mcf)			Oil & NGLs Netback ($/bbl)
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties, excluding Hedging	$ 2,170	$ 3,424	$ 3,577	$ 3.03	$ 4.47	$ 4.73	$ 82.33	$ 85.28	$ 69.35
Realized Financial Hedging Gain	1,195	598	698	2.01	0.87	1.03	-	-	-
Expenses
Production and mineral taxes	96	183	209	0.11	0.23	0.27	6.63	7.54	6.69
Transportation and processing	652	728	662	1.10	1.06	0.97	0.06	0.08	-
Operating	377	444	472	0.59	0.62	0.58	5.88	0.70	-
Operating Cash Flow/Netback	$ 2,240	$ 2,667	$ 2,932	$ 3.24	$ 3.43	$ 3.94	$ 69.76	$ 76.96	$ 62.66

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)
	2012	2011	2010	2012	2011	2010
Production Volumes - After Royalties	1,622	1,879	1,861	11.6	9.5	9.6

2012 versus 2011

Operating Cash Flow of $2,240 million decreased $427 million primarily due to lower realized natural gas prices and lower natural gas production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes, lower transportation and processing expense, lower operating expense and higher liquids production volumes. In 2012:

•                  Lower natural gas prices decreased revenues by $856 million.

•                  Realized financial hedging gains were $1,195 million compared to $598 million in 2011.

•                  Average natural gas production volumes of 1,622 MMcf/d were lower by 257 MMcf/d. This decreased revenues by $412 million primarily due to natural declines, divestitures in Texas and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

•                  Average oil and NGL production volumes of 11.6 Mbbls/d were higher by 2.1 Mbbls/d. This increased revenues by $66 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements, which resulted in additional liquids volumes.

•                  Production and mineral taxes decreased $87 million primarily due to lower natural gas prices.

•     Transportation and processing expense decreased $76 million primarily due to lower natural gas production volumes.

•     Operating expense decreased $67 million primarily due to lower property taxes and the North Texas asset divestiture.

2011 versus 2010

Operating Cash Flow of $2,667 million decreased $265 million primarily due to lower realized natural gas prices, lower financial hedging gains and higher transportation and processing expense, partially offset by higher realized liquids prices and higher natural gas production volumes. In 2011:

•                  Lower natural gas prices decreased revenues by $179 million, while higher liquids prices increased revenues by $56 million.

•                  Realized financial hedging gains were $598 million compared to $698 million in 2010.

Encana Corporation	17	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

•                  Average natural gas production volumes of 1,879 MMcf/d were higher by 18 MMcf/d. This increased revenues by $31 million primarily due to a successful drilling program in Haynesville, partially offset by net divestitures and natural declines.

•     Transportation and processing expense increased $66 million due to transporting volumes further to obtain higher price realizations.

2012 Investment Highlights

Encana entered into a long-term joint venture agreement with Nucor in November 2012 under which Nucor is to earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in the Piceance Basin in Colorado. Nucor has agreed to pay its share of well costs plus a portion attributable to Encana’s interest.

Encana entered into a joint venture agreement with Exaro in March 2012 under which Exaro has agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field in Wyoming.

The Company renegotiated certain gathering and processing agreements in September 2012, which result in Encana receiving additional NGL volumes from the Company’s processed gas in the Piceance and Jonah areas.

The Company closed the majority of the North Texas asset sale in December 2011 for proceeds of $836 million. The remainder of the sale closed in March 2012 for proceeds of $114 million.

Results by Resource Play

	Natural Gas Production (MMcf/d)			Oil & NGLs Production (Mbbls/d)			Capital ($ millions)
	2012	2011	2010	2012	2011	2010	2012	2011	2010

Piceance	475	435	446	2.2	1.9	2.0	$ 328	$ 453	$ 224
Jonah	411	471	531	4.1	4.3	4.6	102	275	374
Haynesville	475	508	287	-	-	-	337	1,018	1,141
Texas	167	376	487	0.1	0.3	0.2	62	310	418
Other and emerging	94	89	110	5.2	3.0	2.8	898	390	345
Total USA Division	1,622	1,879	1,861	11.6	9.5	9.6	$ 1,727	$ 2,446	$ 2,502

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays, including the Tuscaloosa Marine Shale, Eaglebine, the Mississippian Lime, the DJ Niobrara and the San Juan Basin.

Other Divisional Expenses

($ millions)	2012	2011	2010

Depreciation, depletion and amortization	$ 1,102	$ 1,226	$ 1,094
Impairments	2,842	-	-

In 2012, DD&A decreased $124 million from 2011 due to lower production volumes, partially offset by a higher depletion rate. The higher depletion rate primarily resulted from lower proved reserves estimates based on SEC requirements due to a decline in natural gas prices, partially offset by ceiling test impairments recognized in the second and third quarters of 2012.  In 2011, DD&A increased $132 million from 2010 primarily due to higher production volumes.

In 2012, the Division recognized non-cash ceiling test impairments of $2,842 million before tax (2011 - nil; 2010 - nil). The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

Encana Corporation	18	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Market Optimization

($ millions)	2012	2011	2010

Revenues	$419	$703	$797
Expenses
Operating	48	40	34
Purchased product	349	635	739
Depreciation, depletion and amortization	12	12	11
	$10	$16	$13

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  Revenues and purchased product expense decreased in 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.  Revenues and purchased product expense also decreased in 2011 compared to 2010 primarily due to lower commodity prices and lower volumes required for optimization.

Corporate and Other

($ millions)	2012	2011	2010

Revenues	$ (1,384)	$ 870	$ 969
Expenses
Transportation and processing	24	(25)	2
Operating	17	2	(3)
Depreciation, depletion and amortization	94	78	77
Impairment	31	-	-
	$ (1,550)	$ 815	$ 893

Revenues mainly includes unrealized hedging gains or losses recorded on financial derivative contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Revenues in 2012 resulted from the reversals of unrealized hedging gains. Transportation and processing expense primarily reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements. Impairment expense in 2012 relates to the Company’s corporate assets.

Comparative figures for 2011 and 2010 in the table above have been updated to present unrealized financial hedging gains and losses related to the Company’s power financial derivative contracts in transportation and processing expense. Formerly, these were presented in operating expense. For additional information, see Note 2 to the Consolidated Financial Statements.

Encana Corporation	19	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

($ millions)	2012	2011	2010

Accretion of asset retirement obligation	$53	$50	$46
Administrative	392	350	362
Interest	522	468	501
Foreign exchange (gain) loss, net	(107)	133	(251)
Other	1	21	2
	$861	$1,022	$660

Administrative expense in 2012 increased from 2011 primarily due to higher long-term compensation cost accruals and legal costs.

Interest expense in 2012 increased from 2011 due to higher standby fees on available committed revolving bank credit facilities, a lower recovery of interest accrued on unrecognized tax benefits and interest related to The Bow office project. Interest expense on long-term debt in 2012 was comparable to 2011. The Bow office project is discussed further in the Contractual Obligations and Contingencies section of this MD&A.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

Income Tax

($ millions)	2012	2011	2010

Current Income Tax	$(200)	$(195)	$(213)
Deferred Income Tax	(1,837)	212	1,189
Income Tax Expense (Recovery)	$(2,037)	$17	$976

In 2012, current income tax was a recovery of $200 million compared to a recovery of $195 million in 2011 and $213 million in 2010. The current income tax recoveries were primarily due to the carry back of tax losses to prior years.

In 2012, total income tax was a recovery of $2,037 million compared to an expense of $17 million in 2011 due to lower net earnings before tax primarily resulting from higher non-cash ceiling test impairments, lower commodity prices and unrealized hedging gain reversals. Total income tax expense in 2011 decreased $959 million from 2010 due to lower net earnings before tax primarily resulting from non-cash ceiling test impairments, lower natural gas prices, lower realized and unrealized hedging gains and an unrealized foreign exchange loss.

For 2012, Encana’s annual effective tax rate was 42 percent, which included the tax benefit from the Cutbank Ridge transaction with Mitsubishi that closed in the first quarter. Encana’s effective tax rate is impacted by earnings, along with tax benefits and expenses resulting from items including any tax on divestitures and transactions and related pool adjustments, international financing and the non-taxable portions of capital gains and losses.

The effective tax rate differs from the Canadian statutory tax rate due to permanent differences, jurisdictional tax rates, benefits of loss carry-backs and adjustments to estimates.  Permanent differences primarily include any tax on divestitures and transactions and related pool adjustments, international financing, the non-taxable portion of capital gains and losses and the effect of legislative changes.

Encana Corporation	20	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

($ millions)	2012	2011	2010

Net Cash From (Used In)
Operating activities	$ 3,107	$ 3,927	$ 2,329
Investing activities	361	(3,631)	(4,729)
Financing activities	(1,111)	(194)	(1,284)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	22	(1)	2
Increase (Decrease) in Cash and Cash Equivalents	$ 2,379	$ 101	$ (3,682)
Cash and Cash Equivalents, End of Year	$ 3,179	$ 800	$ 699

Operating Activities

Net cash from operating activities in 2012 of $3,107 million decreased $820 million from 2011. Net cash from operating activities in 2011 of $3,927 million increased $1,598 million from 2010. These variances are a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In 2012, the net change in non-cash working capital was a deficit of $323 million compared to a deficit of $15 million in 2011 and a deficit of $1,998 million in 2010.  The 2010 net change in non-cash working capital reflected a one time tax payment of $1,775 million related to the wind-up of the Company’s Canadian oil and gas partnership.

The Company had a working capital surplus of $2,865 million at December 31, 2012 compared to $881 million at December 31, 2011. The increase in working capital is primarily the result of an increase in cash and cash equivalents, a decrease in accounts payable and accrued liabilities and a decrease in the deferred income tax liability, partially offset by lower risk management assets. At December 31, 2012, working capital included cash and cash equivalents of $3,179 million compared to $800 million at December 31, 2011. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash from investing activities in 2012 was $361 million compared to net cash used in investing activities of $3,631 million in 2011. The net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Net cash used for investing activities in 2011 of $3,631 million decreased $1,098 million from 2010 due to higher divestiture proceeds.  Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Net cash from investing activities in 2012 also included cash in reserve released from escrow of $415 million compared to cash placed in escrow of $383 million in 2011. Cash in reserve includes amounts received from counterparties related to jointly controlled assets. At December 31, 2011, the Company also had amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

Encana Corporation	21	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Financing Activities

Long-Term Debt

Encana’s current portion of long-term debt outstanding at December 31, 2012 was $500 million compared to $492 million at December 31, 2011. Encana’s long-term debt, excluding the current portion, totaled $7,175 million at December 31, 2012 and $7,658 million at December 31, 2011. Long-term debt at December 31, 2012 decreased from 2011 due to the repayment of the Company’s C$500 million 4.30 percent notes that matured on March 12, 2012. There were no outstanding balances under the Company’s commercial paper or revolving credit facilities at December 31, 2012 or December 31, 2011.

In November 2011, Encana completed a public offering in the U.S. of senior unsecured notes in two series totaling $1.0 billion. The first series of $600 million have a coupon rate of 3.90 percent and mature November 15, 2021. The second series of $400 million have a coupon rate of 5.15 percent and mature November 15, 2041. The proceeds of the offering were used to repay a portion of Encana’s commercial paper indebtedness, a portion of which was incurred to repay Encana’s $500 million 6.30 percent notes that matured November 1, 2011.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at December 31, 2012, Encana had available unused committed revolving bank credit facilities of $5.0 billion.

•                  Encana has in place a revolving bank credit facility for C$4.0 billion ($4.0 billion) that remains committed through October 2015, of which C$4.0 billion ($4.0 billion) remained unused.

•     One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through October 2015, of which $999 million remained unused.

As at December 31, 2012, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

•                  Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion ($2.0 billion), or the equivalent in foreign currencies, of debt securities in Canada. At December 31, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2013 and is expected to be renewed.

•                  Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At December 31, 2012, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent.  The definitions used in the covenant under the credit facilities adjust capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Debt to Adjusted Capitalization was 37 percent at December 31, 2012 and 33 percent at December 31, 2011.

Normal Course Issuer Bid

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid (“NCIB”). Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the NCIB, which commenced on December 14, 2010 and expired on December 13, 2011. The Company did not renew its NCIB for 2012 and did not purchase any common shares during 2012 or 2011. During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.

Encana Corporation	22	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. For the year ended December 31, 2012, dividend payments were $0.80 per share totaling $588 million (2011 - $0.80 per share totaling $588 million; 2010 - $0.80 per share totaling $590 million).

On February 13, 2013, the Board declared a dividend of $0.20 per share payable on March 28, 2013 to common shareholders of record as of March 15, 2013.

Outstanding Share Data

As at December 31, 2012 and February 19, 2013, Encana had 736.3 million common shares outstanding (December 31, 2011 - 736.3 million; December 31, 2010 - 736.3 million).

Eligible employees have been granted stock options to purchase common shares in accordance with Encana’s Employee Stock Option Plan. As at December 31, 2012, there were approximately 29.8 million outstanding stock options with associated Tandem Stock Appreciation Rights (“TSARs”) attached (20.7 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

Since 2011, Restricted Share Units (“RSUs”) have been granted to eligible employees to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2012, there were approximately 3.6 million outstanding RSUs which vest three years from the date granted. The Company intends to settle vested RSUs in cash on the vesting date. A settlement in cash does not result in the issuance of any Encana common shares and therefore has no dilutive effect.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions.  Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.   In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength. The financial metrics the Company currently monitors are below.

(as at December 31)	2012	2011	2010

Net Debt to Debt Adjusted Cash Flow (1)	1.1x	1.6x	1.5x
Debt to Debt Adjusted Cash Flow (1)	2.0x	1.8x	1.6x
Debt to Adjusted EBITDA (1)	2.0x	1.9x	1.6x
Debt to Adjusted Capitalization (1)	37%	33%

(1)          A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana Corporation	23	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Contractual Obligations and Contingencies

Contractual Obligations

The following table outlines the Company’s contractual obligations including commitments at December 31, 2012:

	Expected Future Payments
($ millions, undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total

Long-Term Debt (1)	500	1,000	-	-	700	5,454	7,654
Asset Retirement Obligation	34	52	47	59	60	4,073	4,325
Other Long-Term Obligations	86	93	93	94	95	2,120	2,581
Capital Leases	82	97	97	97	97	354	824
Obligations (2)	702	1,242	237	250	952	12,001	15,384

Transportation and Processing	905	970	991	868	829	5,030	9,593
Drilling and Field Services	366	114	70	48	21	51	670
Operating Leases	51	48	44	38	29	71	281
Commitments	1,322	1,132	1,105	954	879	5,152	10,544
Total Contractual Obligations	2,024	2,374	1,342	1,204	1,831	17,153	25,928
Sublease Recoveries	(44)	(46)	(46)	(47)	(47)	(1,049)	(1,279)

(1)          Principal component only.  See Note 13 to the Consolidated Financial Statements.

(2)          The Company has recorded $10,983 million in liabilities related to these obligations.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases, The Bow office project and the Deep Panuke Production Field Centre are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Consolidated Financial Statements.

Other Long-Term Obligations relates to the 25-year lease agreement with a third party developer for The Bow office project. Encana has recognized the accumulated construction costs for The Bow office project as an asset with a related liability.  Beginning in July 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). Sublease Recoveries in the table above include the amounts expected to be recovered from Cenovus. Encana’s undiscounted payments for The Bow are $2,581 million, of which $1,279 million is expected to be recovered from Cenovus.

Capital Leases primarily include the commitment related to the Deep Panuke Production Field Centre, which has been recorded as an asset under construction with a corresponding liability of $612 million. Upon commencement of operations, Encana will recognize the production facility as a capital lease. Encana’s undiscounted contractual payments are limited to $711 million ($564 million discounted).

In addition to the Commitments disclosed in the table above, Encana has development commitments with its joint venture partners resulting from the arrangements the Company entered into during 2012. A portion of these joint venture commitments may be satisfied by the Drilling and Field Services commitments included in the table above. For further information on Encana’s significant arrangements, see the 2012 Investment Highlights in the Divisional Results section.

In addition to the Total Contractual Obligations disclosed above, Encana has made commitments related to its risk management program and the Company has an obligation to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Notes 19 and 17, respectively, to the Consolidated Financial Statements. The Company expects to fund its 2013 commitments from Cash Flow and cash and cash equivalents.

Encana Corporation	24	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations.  Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations.  If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined.  Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated.  The Company believes it has made adequate provision for such legal claims.

Results of Independent Investigation

In June 2012, Encana’s independent Directors authorized its Chairman, Mr. David O’Brien, to oversee an investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010. External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of the Company’s management. Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct. The Company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General and is cooperating fully with the investigations of both agencies. It is possible that Encana may become a defendant or involved in potential legal actions, including class actions, in connection with matters relating to the allegations.

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

•                  credit and liquidity;

•                  foreign exchange rates; and

•                  interest rates.

Encana Corporation	25	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

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

To partially mitigate commodity price risk, the Company may enter into transactions that fix or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at December 31, 2012, is disclosed in Note 19 to the Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure. In managing the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

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

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•                  reserves and resources replacement;

•                  capital activities; and

•                  operating activities.

Encana Corporation	26	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

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

Encana Corporation	27	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets or exceeds the requirements set out by the regulators. The U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. However, there are increased chemical disclosure requirements in many of the jurisdictions in which the Company operates.  In addition, well setback and water sampling requirements are expected to come into force in the state of Colorado in 2013.

The U.S. Environmental Protection Agency (the “EPA”) continues to study the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. The EPA released a draft report in 2011 outlining the results of its groundwater study at Encana’s Pavillion natural gas field in Wyoming. Although the EPA released additional analytical data in 2012, their draft report has not yet been subject to a qualified, third party, scientific verification. Any implication of a potential connection between hydraulic fracturing and groundwater quality could impact the Company’s existing and planned projects as well as impose a cost of compliance.

Encana is committed to and supports the disclosure of hydraulic fracturing chemical information. Encana participates in the FracFocus Chemical Disclosure Registry (“the Registry”) in the U.S. and the Alberta and British Columbia versions of the Registry. Encana works collaboratively with industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company’s website at www.encana.com.

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

In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions and has risen to C$30 per tonne at present. The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The American Clean Energy and Security Act (“ACESA”) was passed by the U.S. House of Representatives in June 2009 but failed to gain sufficient support in the U.S. Senate in 2010. The ACESA proposed climate change legislation which would have established a GHG cap-and-trade system and provided incentives for the development of renewable energy. Subsequently, the current U.S. Administration has directed the EPA to exercise new authority under the Clean Air Act to regulate GHG emissions. Under the Clean Air Act, the EPA is required to set industry-specific standards for new and existing sources that emit GHGs above a certain threshold. To date, the EPA has not made significant announcements pertaining to the development or implementation of industry-specific standards related to oil and gas exploration and production. Encana will continue to monitor these developments during 2013.

Encana Corporation	28	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

The Canadian federal government has announced that it will align greenhouse gas emission legislation with the U.S. As it remains unclear what approach the U.S. federal government will take, or when, it is also unclear whether these federal governments will implement economy-wide greenhouse gas emission legislation or a sector-specific approach, and what type of compliance mechanisms will be available to certain emitters.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:

•                  focus on energy efficiency and the development of technology to reduce GHG emissions;

•                  involvement in the creation of industry best practices; and

•                  production weighting of natural gas.

Encana has a proactive strategy for addressing the implications of emerging carbon regulations which is composed of three principal elements:

•                  Active Cost Management. When regulations are implemented, a cost is placed on Encana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company’s focus on cost reduction.

•     Anticipate and Respond to Price Signals. As regulatory regimes for GHGs develop in the jurisdictions where Encana works, inevitably price signals begin to emerge. The Company maintains an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

•     Work with Industry Groups. Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence Encana’s long-range planning and its analyses on the implications of regulatory trends.

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board of Directors review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $80 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

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

Encana Corporation	29	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2012. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes.  The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period.  Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2012 and 2011, Encana recorded ceiling test impairments, which are discussed further in the Divisional Results section of this MD&A.

Annually, all of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

Asset Retirement Obligation

Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of such factors as reserves lives, retirement costs, timing of settlements, credit-adjusted risk-free rates and inflation rates. These estimates will impact net earnings through accretion of the asset retirement obligation in addition to depletion of the asset retirement cost included in property, plant and equipment. Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

Encana Corporation	30	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment at December 31, 2012 and has determined that no write-down is required.

Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.

Deferred income tax assets are routinely assessed for realizability. If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets. Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets including historic and expected future taxable earnings, available tax planning strategies and carry forward periods.  The estimates used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax. The estimated annual effective income tax rate is impacted by the expected annual earnings along with the tax benefits and expenses resulting from items including any tax on divestitures and transactions and related pool adjustments, international financing and the non-taxable portions of capital gains or losses.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority.  A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority.  Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

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

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings.  The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement.  Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled.  Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled.  Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

Encana Corporation	31	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

Recent Accounting Pronouncements

On January 1, 2012, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•                  Accounting Standards Update 2011-05, Presentation of Comprehensive Income, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

•                  Accounting Standards Update 2011-08, Intangibles - Goodwill and Other, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, Intangibles - Goodwill and Other. The amendments have been applied prospectively.

As of January 1, 2013, Encana will be required to adopt the following accounting standards updates issued by FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, and Accounting Standards Update 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements.  The amendments will be applied retrospectively and may expand the Company’s financial instruments disclosures.

•                 Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income.  The amendments will be applied prospectively and may expand the Company’s disclosures.

Encana Corporation	32	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share – diluted; Operating Earnings; Operating Earnings per share – diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

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

	2012					2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash From (Used in) Operating Activities	$ 3,107	$ 717	$ 1,142	$ 631	$ 617	$ 3,927	$ 1,005	$ 1,285	$ 980	$ 657	$ 2,329

(Add back) deduct:

Net change in other assets and liabilities	(78)	(23)	(9)	(26)	(20)	(160)	(30)	(26)	(75)	(29)	(112)

Net change in non-cash working capital	(323)	(56)	242	(134)	(375)	(15)	166	130	(34)	(277)	(1,998)

Cash tax on sale of assets	(29)	(13)	(4)	(3)	(9)	(114)	(114)	-	-	-	-

Cash Flow	$ 3,537	$ 809	$ 913	$ 794	$ 1,021	$ 4,216	$ 983	$ 1,181	$ 1,089	$ 963	$ 4,439

Encana Corporation	33	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

	2012					2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings	$ (2,794)	$ (80)	$ (1,244)	$ (1,482)	$ 12	$ 5	$ (476)	$ 459	$ 383	$ (361)	$ 2,343
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(1,002)	(72)	(428)	(547)	45	600	397	273	18	(88)	634
Impairments	(3,188)	(300)	(1,193)	(1,695)	-	(1,687)	(1,105)	-	-	(582)	-
Non-operating foreign exchange gain (loss)	92	(66)	162	(90)	86	(99)	82	(325)	44	100	235
Income tax adjustments	307	62	(48)	652	(359)	-	(82)	122	(31)	(9)	-
Operating Earnings	$ 997	$ 296	$ 263	$ 198	$ 240	$ 1,191	$ 232	$ 389	$ 352	$ 218	$ 1,474

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	2012					2011					2010
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Revenues, Net of Royalties	$ 5,160	$ 1,605	$ 1,025	$ 731	$ 1,799	$ 8,467	$ 2,461	$ 2,353	$ 1,986	$ 1,667	$ 8,870
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(1,441)	(118)	(598)	(795)	70	854	578	400	27	(151)	947
Revenues, Net of Royalties, Excluding Unrealized Hedging	$ 6,601	$ 1,723	$ 1,623	$ 1,526	$ 1,729	$ 7,613	$ 1,883	$ 1,953	$ 1,959	$ 1,818	$ 7,923

Encana Corporation	34	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents.  Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions, as at December 31)	2012	2011	2010

Debt	$ 7,675	$ 8,150	$ 7,682
Less: Cash and Cash Equivalents	3,179	800	699
Net Debt	4,496	7,350	6,983

Cash Flow	3,537	4,216	4,439
Interest Expense, after tax	391	344	360
Debt Adjusted Cash Flow	$ 3,928	$ 4,560	$ 4,799
Net Debt to Debt Adjusted Cash Flow	1.1x	1.6x	1.5x

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions, as at December 31)	2012	2011	2010

Debt	$ 7,675	$ 8,150	$ 7,682

Cash Flow	3,537	4,216	4,439
Interest Expense, after tax	391	344	360
Debt Adjusted Cash Flow	$ 3,928	$ 4,560	$ 4,799
Debt to Debt Adjusted Cash Flow	2.0x	1.8x	1.6x

Encana Corporation	35	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Debt to Adjusted EBITDA

Debt to Adjusted EBITDA is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Adjusted EBITDA is a non-GAAP measure defined as trailing 12-month Net Earnings before income taxes, foreign exchange gains or losses, interest, accretion of asset retirement obligation, DD&A, impairments, unrealized hedging gains and losses and other expenses.

($ millions, as at December 31)	2012	2011	2010

Debt	$ 7,675	$ 8,150	$ 7,682

Net Earnings	(2,794)	5	2,343
Add (deduct):
Interest	522	468	501
Income tax expense (recovery)	(2,037)	17	976
Depreciation, depletion and amortization	1,956	2,282	2,008
Impairments	4,695	2,249	-
Accretion of asset retirement obligation	53	50	46
Foreign exchange (gain) loss, net	(107)	133	(251)
Unrealized (gain) loss on risk management	1,465	(879)	(945)
Other	1	21	2
Adjusted EBITDA	$ 3,754	$ 4,346	$ 4,680
Debt to Adjusted EBITDA	2.0x	1.9x	1.6x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011.  Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent.  Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for ceiling test impairments recognized as at December 31, 2011.

($ millions, as at December 31)	2012	2011

Debt	$ 7,675	$ 8,150
Shareholders’ Equity	5,295	8,578
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746
Adjusted Capitalization	$ 20,716	$ 24,474
Debt to Adjusted Capitalization	37%	33%

Encana Corporation	36	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on growing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs; achieving its key business objectives of maintaining financial strength, optimizing capital investments, continuing to pay a stable dividend as it pursues low-cost production growth; expectation for its portfolio of reserves and economic contingent resources in high-growth resource plays to serve as the foundation for the Company’s long-term strategy of accelerating the value recognition of its assets; ability to continue entering prospective plays early and leveraging technology to unlock resources and build productive capacity at low cost; expanding the use of natural gas in North America; achieving operating efficiencies, lowering cost structures and success of resource play hub model; expectation for  capital investment to help build long-term production growth capacity and transition to a more diversified portfolio of production and cash flows; plan to accelerate capital investment in oil and liquids rich natural gas plays and minimize investment in dry natural gas plays; ability to attract third party capital investment and expectation for the same to provide additional financial flexibility, value recognition of the Company’s assets, reduction of the risk of early life plays and improvement of project returns; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; projections contained in the 2013 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2013 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; the potential of future ceiling test impairments and the reasons for such impairments; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; projections relating to the adequacy of the Company’s provision for taxes and legal claims; possibility of legal actions in connection with the matters relating to the allegations of collusion with competitors regarding land leasing in Michigan in 2010; the flexibility of capital spending plans and the source of funding therefore; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash equivalents and a wide range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company; expectation to fund 2013 commitments from Cash Flow; the expected renewal of the Canadian dollar shelf prospectus in 2013; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Encana Corporation	37	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Forward-looking statements with respect to matters relating to allegations of collusion with competitors regarding land leasing in Michigan in 2010 are qualified by the fact that, while Encana intends to vigorously defend against any claims of liability alleged in any lawsuits arising out of such allegations, the Company cannot predict the outcome of any governmental investigations or the commencement or outcome of any future legal proceedings involving Encana or whether such proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana Corporation	38	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 14, 2013, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. Prior to 2011, Encana relied upon an exemption from NI 51-101 granted by Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. Subsequent to the expiry of that exemption, Encana has provided and continues to provide disclosure which complies with the annual disclosure requirements of NI 51-101 in the Company’s AIF. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. GAAP U.S. protocol disclosure is included in Note 22 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2012 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to billions of cubic feet (“Bcf”) equivalent (“Bcfe”) on the basis of one bbl to six Mcf. Cubic feet equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

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

Currency and References to Encana

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Encana Corporation	39	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Additional Information

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Encana Corporation	40	Management’s Discussion and Analysis Prepared using U.S. GAAP in US$

Encana Corporation Consolidated Financial Statements (Prepared in accordance with U.S. GAAP) For the Year Ended December 31, 2012 (Prepared in U.S. Dollars)

Management Report

Management’s Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Encana Corporation (the “Company”) are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with generally accepted accounting principles in the United States and include certain estimates that reflect Management’s best judgments.

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

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2012.  In making its assessment, Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2012, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

/s/ Clayton H. Woitas	/s/ Sherri A. Brillon
Clayton H. Woitas	Sherri A. Brillon
Interim President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

February 21, 2013

Encana Corporation	1	Management Report

Auditor’s Report

Independent Auditor’s Report

To the Shareholders of Encana Corporation

We have completed an integrated audit of Encana Corporation’s 2012 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2012 and an audit of its 2011 and 2010 Consolidated Financial Statements. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheet as at December 31, 2012 and December 31, 2011 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2012, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation and its subsidiaries as at December 31, 2012 and December 31, 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Encana Corporation	2	Auditor’s Report

Report on Internal Control over Financial Reporting

We have also audited Encana Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

Encana Corporation	3	Auditor’s Report

Opinion

In our opinion, Encana Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

February 21, 2013

Encana Corporation	4	Auditor’s Report

Consolidated Statement of Earnings

For the years ended December 31 ($ millions, except per share amounts)		2012	2011	2010

Revenues, Net of Royalties	(Note 2)	$ 5,160	$ 8,467	$ 8,870

Expenses	(Note 2)
Production and mineral taxes		105	198	217
Transportation and processing		1,231	1,193	1,100
Operating		794	866	827
Purchased product		349	635	739
Depreciation, depletion and amortization		1,956	2,282	2,008
Impairments	(Note 8)	4,695	2,249	-
Accretion of asset retirement obligation	(Note 15)	53	50	46
Administrative		392	350	362
Interest	(Note 4)	522	468	501
Foreign exchange (gain) loss, net	(Note 5)	(107)	133	(251)
Other		1	21	2
		9,991	8,445	5,551
Net Earnings (Loss) Before Income Tax		(4,831)	22	3,319
Income tax expense (recovery)	(Note 6)	(2,037)	17	976
Net Earnings (Loss)		$ (2,794)	$ 5	$ 2,343

Net Earnings (Loss) per Common Share	(Note 16)
Basic		$ (3.79)	$ 0.01	$ 3.17
Diluted		$ (3.79)	$ 0.01	$ 3.17

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)		2012	2011	2010

Net Earnings (Loss)		$ (2,794)	$ 5	$ 2,343
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment		81	(305)	232
Compensation plans	(Note 17)	13	(34)	(2)
Comprehensive Income (Loss)		$ (2,700)	$ (334)	$ 2,573

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	5	Prepared in accordance with U.S. GAAP in US$

Consolidated Balance Sheet

As at December 31 ($ millions)		2012	2011

Assets
Current Assets
Cash and cash equivalents		$ 3,179	$ 800
Accounts receivable and accrued revenues	(Note 7)	1,236	1,075
Risk management	(Note 19)	479	1,806
Income tax receivable		560	686
Deferred income taxes	(Note 6)	23	-
		5,477	4,367
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		50,953	50,690
Unproved properties		1,295	1,426
Other		3,379	2,748
Property, plant and equipment		55,627	54,864
Less: Accumulated depreciation, depletion and amortization		(45,876)	(38,807)
Property, plant and equipment, net	(Note 2)	9,751	16,057
Cash in Reserve	(Note 9)	54	469
Other Assets	(Note 10)	466	395
Risk Management	(Note 19)	111	241
Deferred Income Taxes	(Note 6)	1,116	188
Goodwill	(Notes 2, 11)	1,725	1,698
	(Note 2)	$ 18,700	$ 23,415

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 12)	$ 2,003	$ 2,428
Income tax payable		45	123
Risk management	(Note 19)	5	1
Current portion of long-term debt	(Note 13)	500	492
Deferred income taxes	(Note 6)	59	442
		2,612	3,486
Long-Term Debt	(Note 13)	7,175	7,658
Other Liabilities and Provisions	(Note 14)	2,672	2,301
Risk Management	(Note 19)	10	6
Asset Retirement Obligation	(Note 15)	936	875
Deferred Income Taxes	(Note 6)	-	511
		13,405	14,837
Commitments and Contingencies	(Note 21)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2012 and 2011 issued and outstanding: 736.3 million shares	(Note 16)	2,354	2,354
Paid in surplus	(Note 17)	10	5
Retained earnings		2,261	5,643
Accumulated other comprehensive income		670	576
Total Shareholders’ Equity		5,295	8,578
		$ 18,700	$ 23,415

See accompanying Notes to Consolidated Financial Statements

Approved by the Board

/s/ David P. O’Brien	/s/ Jane L. Peverett
David P. O’Brien	Jane L. Peverett
Director	Director

Consolidated Financial Statements
Encana Corporation	6	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Changes in Shareholders’ Equity

For the years ended December 31 ($ millions)		2012	2011	2010

Share Capital	(Note 16)
Balance, Beginning of Year		$ 2,354	$2,352	$ 2,393
Common Shares Issued under Option Plans		-	2	5
Share-Based Compensation		-	-	2
Common Shares Purchased under Normal Course Issuer Bid		-	-	(48)
Balance, End of Year		$ 2,354	$2,354	$ 2,352

Paid in Surplus
Balance, Beginning of Year		$ 5	$-	$ 6
Share-Based Compensation	(Note 17)	5	5	-
Common Shares Purchased under Normal Course Issuer Bid	(Note 16)	-	-	(6)
Balance, End of Year		$ 10	$5	$ -

Retained Earnings
Balance, Beginning of Year		$ 5,643	$6,226	$ 4,918
Net Earnings (Loss)		(2,794)	5	2,343
Dividends on Common Shares	(Note 16)	(588)	(588)	(590)
Common Shares Purchased under Normal Course Issuer Bid	(Note 16)	-	-	(445)
Balance, End of Year		$ 2,261	$5,643	$ 6,226

Accumulated Other Comprehensive Income
Foreign Currency Translation Adjustment
Balance, beginning of year		$ 658	$963	$ 731
Change in foreign currency translation adjustment		81	(305)	232
Balance, end of year		$ 739	$658	$ 963
Compensation Plans
Balance, beginning of year		$ (82)	$(48)	$ (46)
Change in funded status of defined benefit and other post-employment benefit plans, net of income taxes of $5 million (2011 - $12 million recovery; 2010 - $1 million recovery)	(Note 17)	13	(34)	(2)
Balance, end of year		$ (69)	$(82)	$ (48)
Total Accumulated Other Comprehensive Income		$ 670	$576	$ 915
Total Shareholders’ Equity		$ 5,295	$8,578	$ 9,493

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	7	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Cash Flows

For the years ended December 31 ($ millions)		2012	2011	2010

Operating Activities
Net earnings (loss)		$ (2,794)	$ 5	$ 2,343
Depreciation, depletion and amortization		1,956	2,282	2,008
Impairments	(Note 8)	4,695	2,249	-
Accretion of asset retirement obligation	(Note 15)	53	50	46
Deferred income taxes	(Note 6)	(1,837)	212	1,189
Unrealized (gain) loss on risk management	(Note 19)	1,465	(879)	(945)
Unrealized foreign exchange (gain) loss	(Note 5)	(112)	96	(278)
Other		82	87	76
Net change in other assets and liabilities		(78)	(160)	(112)
Net change in non-cash working capital	(Note 20)	(323)	(15)	(1,998)
Cash From (Used in) Operating Activities		3,107	3,927	2,329
Investing Activities
Capital expenditures	(Note 2)	(3,476)	(4,610)	(4,779)
Acquisitions	(Note 3)	(379)	(515)	(733)
Proceeds from divestitures	(Note 3)	4,043	2,080	883
Cash in reserve	(Note 9)	415	(383)	(86)
Net change in investments and other		(242)	(203)	(14)
Cash From (Used in) Investing Activities		361	(3,631)	(4,729)
Financing Activities
Issuance of revolving long-term debt		1,721	13,606	1,660
Repayment of revolving long-term debt		(1,724)	(13,556)	(1,660)
Issuance of long-term debt	(Note 13)	-	997	-
Repayment of long-term debt	(Note 13)	(503)	(500)	(200)
Issuance of common shares	(Note 16)	-	2	5
Purchase of common shares	(Note 16)	-	-	(499)
Dividends on common shares	(Note 16)	(588)	(588)	(590)
Capital lease payments	(Note 8)	(17)	(155)	-
Cash From (Used in) Financing Activities		(1,111)	(194)	(1,284)
Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		22	(1)	2
Increase (Decrease) in Cash and Cash Equivalents		2,379	101	(3,682)
Cash and Cash Equivalents, Beginning of Year		800	699	4,381
Cash and Cash Equivalents, End of Year		$ 3,179	$ 800	$ 699

Cash, End of Year		$ 92	$ 70	$ 196
Cash Equivalents, End of Year		3,087	730	503
Cash and Cash Equivalents, End of Year		$ 3,179	$ 800	$ 699

Supplementary Cash Flow Information	(Note 20)

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	8	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

1.	Summary of Significant Accounting Policies

A)                    NATURE OF OPERATIONS

Encana Corporation and its subsidiaries (“Encana” or the “Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”).  The term liquids is used to represent Encana’s oil, NGLs and condensate.

B)                    BASIS OF PRESENTATION

The Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.  Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

C)                    PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest.  All significant intercompany balances and transactions are eliminated on consolidation.  For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses.  Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

D)                    FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rates of exchange in effect at the period end date.  Any gains or losses are recorded in the Consolidated Statement of Earnings. Foreign currency revenues and expenses are translated at the rates of exchange in effect at the time of the transaction.

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income (“AOCI”).  Recognition of Encana’s accumulated translation gains and losses occurs upon complete or substantially complete liquidation of the Company’s investment in the foreign operation.

For financial statement presentation, assets and liabilities are translated into the reporting currency at period end exchange rates, while revenues and expenses are translated using average rates over the period.  Gains and losses relating to the financial statement translation are included in AOCI.

E)                     USE OF ESTIMATES

The timely preparation of the Consolidated Financial Statements requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period.  Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements.  Accordingly, actual results may differ from estimated amounts as future events occur.

Notes to Consolidated Financial Statements
Encana Corporation	9	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Significant items subject to estimates and assumptions are:

•	Estimates of proved reserves and related future cash flows used for depletion and ceiling test impairment calculations
•	Estimated fair value of long-term assets used for impairment calculations
•	Fair value of reporting units used for the assessment of goodwill
•	Estimates of future taxable earnings used to assess the realizable value of deferred tax assets
•	Fair value of asset retirement obligations and costs
•	Fair value of derivative instruments
•	Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate
•	Accruals for long-term performance-based compensation arrangements and whether or not the performance criteria will be met and what the ultimate payout will be
•	Recognized values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions
•	Accruals for legal claims, environmental risks and exposures

F)                      REVENUE RECOGNITION

Revenues associated with Encana’s natural gas and liquids are recognized when production is sold to a purchaser at a fixed or determinable price, delivery has occurred, title has transferred and collectability of the revenue is probable.  Realized gains and losses from the Company’s financial derivatives related to natural gas and oil commodity prices are recognized in revenue when the contract is settled.  Unrealized gains and losses related to these contracts are recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.

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

G)                   PRODUCTION AND MINERAL TAXES

Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.

H)                    TRANSPORTATION AND PROCESSING

Costs paid by Encana for the transportation and processing of natural gas and liquids are recognized when the product is delivered and the services provided.

I)                           EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S.   As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Pension expense for the defined contribution pension plan is recorded as the benefits are earned by the employees covered by the plans.  Encana accrues for its obligations under its employee defined benefit plans, net of plan assets.  The cost of defined benefit pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service and reflects Management’s best estimate of salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on historical and projected rates of return for assets in the investment plan portfolio.  The actual return is based on the fair value of plan assets. The projected benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Notes to Consolidated Financial Statements
Encana Corporation	10	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets.   Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.  Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans is recognized in other comprehensive income.

J)                       INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the enacted income tax rates and laws expected to apply when the assets are realized and liabilities are settled. Current income taxes are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates and laws enacted at the end of the reporting period. The effect of a change in the enacted tax rates or laws is recognized in net earnings in the period of enactment.  Income taxes are recognized in net earnings except to the extent that they relate to items recognized directly in shareholders’ equity, in which case the income taxes are recognized directly in shareholders’ equity.

Deferred income tax assets are routinely assessed for realizability.  If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets.  Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets including historic and expected future taxable earnings, available tax planning strategies and carry forward periods.  The estimates used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana recognizes the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority.  A recognized tax position is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority.  Liabilities for unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities and provisions.

K)                    EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share amounts are calculated giving effect to the potential dilution that would occur if stock options were exercised or other contracts to issue common shares were exercised, fully vested, or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to repurchase common shares at the average market price.

L)                      CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.  Outstanding disbursements issued in excess of applicable bank account balances are excluded from cash and cash equivalents and are recorded in accounts payable and accrued liabilities.  Cash in reserve represents cash amounts segregated or held in escrow which are not available for general operating use.

Notes to Consolidated Financial Statements
Encana Corporation	11	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

M)                  PROPERTY, PLANT AND EQUIPMENT

UPSTREAM

Encana uses the full cost method of accounting for its acquisition, exploration and development activities.  Under this method, all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves, are capitalized on a country-by-country cost centre basis. Capitalized costs exclude costs relating to production, general overhead or similar activities.

Under the full cost method of accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly.  A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling.  The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes.

The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs.   The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period.  Any excess of the carrying amount over the calculated ceiling amount is recognized as an impairment in net earnings.

Capitalized costs accumulated within each cost centre are depleted using the unit-of-production method based on proved reserves.  Depletion is calculated using the capitalized costs, including estimated retirement costs, plus the undiscounted future expenditures to be incurred in developing proved reserves.

Costs associated with unproved properties are excluded from the depletion calculation until it is determined that proved reserves are attributable or impairment has occurred.  Unproved properties are assessed separately for impairment on a quarterly basis.  Costs that have been impaired are included in the costs subject to depletion within the full cost pool.

Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre, in which case a gain or loss is recognized in net earnings.  Generally, a gain or loss on a divestiture is not recognized unless more than 25 percent of the Company’s proved reserves quantities in a particular country are sold.

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years.  Costs associated with The Bow office project are carried at cost and depreciated on a straight-line basis over the 60-year estimated life of the building.  Assets under construction are not subject to depreciation until put into use.  Land is carried at cost.

N)                    CAPITALIZATION OF COSTS

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized.  Maintenance and repairs are expensed as incurred.  Interest is capitalized during the construction phase of large capital projects.

Notes to Consolidated Financial Statements
Encana Corporation	12	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

O)                   BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method.  The acquired identifiable net assets are measured at their fair value at the date of acquisition.  Deferred taxes are recognized for any differences between the fair value of net assets acquired and their tax bases.   Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill.  Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings.  Associated transaction costs are expensed when incurred.

P)                     GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres.  To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit.  If the carrying amount of the reporting unit is higher than the fair value then goodwill is written down to the implied fair value of goodwill.  The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit.  Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings.  Subsequent measurement of goodwill is at cost less any accumulated impairments.

Q)                   IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill and upstream assets but including those within the Market Optimization and Corporate and Other segments, are assessed for impairment when indicators suggest that the carrying value of an asset or asset group may not be recoverable.  If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the continued use and eventual disposition of the asset or asset group, an impairment is recognized for the excess of the carrying amount over its estimated fair value.

R)                    ASSET RETIREMENT OBLIGATION

Asset retirement obligations are those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants.  The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.  The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset.  Changes in the estimated obligation resulting from revisions to estimated timing or amount of future cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated asset retirement obligation.

S)                     STOCK-BASED COMPENSATION

Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period, net of forfeitures, using fair values.  Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model.  For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized over the vesting period as compensation costs with a corresponding credit to shareholders’ equity.  For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to current liabilities.

Notes to Consolidated Financial Statements
Encana Corporation	13	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

T)                     LEASES

Leases entered into for the use of an asset are classified as either capital or operating leases.  Capital leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item.  Capital leases are capitalized upon commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments.  Capitalized leased assets are amortized over the estimated useful life of the asset if the lease arrangement contains a bargain purchase option or ownership of the leased asset transfers at the end of the lease term.   Otherwise, the leased assets are amortized over the lease term.  Amortization of capitalized leased assets is included in depreciation, depletion and amortization in the Consolidated Statement of Earnings.  All other leases are classified as operating leases and the payments are recognized on a straight-line basis over the lease term.

U)                    FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income, and cost approach.  The market approach uses information generated by market transactions involving identical or comparable assets or liabilities; the income approach converts estimated future amounts to a present value; and the cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•                  Level 1 – Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•                  Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•                  Level 3 – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units issued as part of the Split Transaction, as discussed in Notes 16 and 18.  The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheet approximates fair value. The fair value of long-term debt is disclosed in Note 13.  Fair value information related to pension plan assets is included in Note 17.

Certain non-financial assets and liabilities are initially measured at fair value, such as asset retirement obligations and certain assets and liabilities acquired in business combinations or through non-monetary exchange transactions.

V)                     RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors (“Board”).  The Company’s policy is not to utilize derivative financial instruments for speculative purposes.

Notes to Consolidated Financial Statements
Encana Corporation	14	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Derivative instruments that do not qualify for the normal purchases and sales exemption are measured at fair value with changes in fair value recognized in net earnings.  The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement.  Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled.  Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled.  Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

W)                 COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

X)                     RECENT ACCOUNTING PRONOUNCEMENTS

As of January 1, 2012, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•

Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”, clarifies and changes existing fair value measurement and disclosure requirements. The amendments have been applied prospectively and have not had a significant impact on the Company’s fair value measurements or disclosures.

•

Accounting Standards Update 2011-05, “Presentation of Comprehensive Income”, requires that net earnings and comprehensive income be presented either in a single continuous statement or in two separate consecutive statements. As Encana presents its net earnings and comprehensive income in two separate consecutive statements, the amendments had no impact on the Company’s financial statement presentation. Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05”, defers the effective date of certain presentation requirements for items reclassified out of accumulated other comprehensive income to net earnings.

•

Accounting Standards Update 2011-08, “Intangibles – Goodwill and Other”, permits an initial assessment of qualitative factors to determine whether the two-step goodwill impairment test is required to be performed as described in Accounting Standards Codification Topic 350, “Intangibles – Goodwill and Other”. The amendments have been applied prospectively.

As of January 1, 2013, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•

Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, and Accounting Standards Update 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments will be applied retrospectively and may expand the Company’s financial instruments disclosures.

•

Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments will be applied prospectively and may expand the Company’s disclosures.

Notes to Consolidated Financial Statements
Encana Corporation	15	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

2.	Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•                              Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•                              USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•                              Market Optimization is primarily responsible for the sale of the Company’s proprietary production.  These results are included in the Canadian and USA Divisions.  Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.

•                              Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third party customers.  Transactions between segments are based on market values and are eliminated on consolidation.

The Consolidated Statement of Earnings for the comparative periods ended December 31, 2011 and December 31, 2010 and the accompanying segmented information disclosed in this note have been updated to present processing costs with transportation expense.  Formerly, these processing costs were presented in operating expense. Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of two natural gas processing plants during the first quarter of 2012 as disclosed in Note 3.  Encana believes the nature of processing costs more closely align with transportation expense.  As a result, for the twelve months ended December 31, 2011, the Company has reclassified $240 million (2010 – $239 million) from operating expense to transportation and processing expense.

In conjunction with the reclassification of the Canadian Division processing costs discussed above, Encana has reclassified the unrealized financial hedging gains and losses related to the Company’s power financial derivative contracts to transportation and processing within the Corporate and Other segment.  Formerly, these were presented in operating expense.  Encana has updated its presentation to align the treatment with realized financial hedging gains and losses, which are now included in the Canadian Division transportation and processing expense.  The Consolidated Statement of Earnings and the accompanying segmented information disclosed in this note, along with the impact of realized and unrealized gains and losses on risk management disclosed in Note 19, have been updated accordingly.

Notes to Consolidated Financial Statements
Encana Corporation	16	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Operations

Segment and Geographic Information

	Canadian Division			USA Division			Market Optimization
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties	$ 2,760	$ 2,872	$ 2,829	$ 3,365	$ 4,022	$ 4,275	$ 419	$ 703	$ 797

Expenses
Production and mineral taxes	9	15	8	96	183	209	-	-	-
Transportation and processing	555	490	436	652	728	662	-	-	-
Operating	352	380	324	377	444	472	48	40	34
Purchased product	-	-	-	-	-	-	349	635	739
	1,844	1,987	2,061	2,240	2,667	2,932	22	28	24
Depreciation, depletion and amortization	748	966	826	1,102	1,226	1,094	12	12	11
Impairments	1,822	2,249	-	2,842	-	-	-	-	-
	$ (726)	$ (1,228)	$ 1,235	$ (1,704)	$ 1,441	$ 1,838	$ 10	$ 16	$ 13

				Corporate & Other			Consolidated
				2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties				$ (1,384)	$ 870	$ 969	$ 5,160	$ 8,467	$ 8,870

Expenses
Production and mineral taxes				-	-	-	105	198	217
Transportation and processing				24	(25)	2	1,231	1,193	1,100
Operating				17	2	(3)	794	866	827
Purchased product				-	-	-	349	635	739
				(1,425)	893	970	2,681	5,575	5,987
Depreciation, depletion and amortization				94	78	77	1,956	2,282	2,008
Impairments				31	-	-	4,695	2,249	-
				$ (1,550)	$ 815	$ 893	(3,970)	1,044	3,979

Accretion of asset retirement obligation							53	50	46
Administrative							392	350	362
Interest							522	468	501
Foreign exchange (gain) loss, net							(107)	133	(251)
Other							1	21	2
							861	1,022	660
Net Earnings (Loss) Before Income Tax							(4,831)	22	3,319
Income tax expense (recovery)							(2,037)	17	976
Net Earnings (Loss)							$ (2,794)	$ 5	$ 2,343

Notes to Consolidated Financial Statements
Encana Corporation	17	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Operations

Product and Divisional Information

	Canadian Division
	Natural Gas			Oil & NGLs			Other
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties	$ 2,225	$ 2,376	$ 2,480	$ 500	$ 453	$ 305	$ 35	$ 43	$ 44

Expenses
Production and mineral taxes	1	10	7	8	5	1	-	-	-
Transportation and processing	549	481	429	6	9	7	-	-	-
Operating	327	360	298	14	6	12	11	14	14
Operating Cash Flow	$ 1,348	$ 1,525	$ 1,746	$ 472	$ 433	$ 285	$ 24	$ 29	$ 30

							Total
							2012	2011	2010

Revenues, Net of Royalties							$ 2,760	$ 2,872	$ 2,829

Expenses
Production and mineral taxes							9	15	8
Transportation and processing							555	490	436
Operating							352	380	324
Operating Cash Flow							$ 1,844	$ 1,987	$ 2,061

	USA Division
	Natural Gas			Oil & NGLs			Other
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties	$ 2,993	$ 3,664	$ 3,912	$ 348	$ 295	$ 244	$ 24	$ 63	$ 119

Expenses
Production and mineral taxes	68	157	185	28	26	24	-	-	-
Transportation and processing	652	728	662	-	-	-	-	-	-
Operating	347	423	397	25	3	-	5	18	75
Operating Cash Flow	$ 1,926	$ 2,356	$ 2,668	$ 295	$ 266	$ 220	$ 19	$ 45	$ 44

							Total
							2012	2011	2010

Revenues, Net of Royalties							$ 3,365	$ 4,022	$ 4,275

Expenses
Production and mineral taxes							96	183	209
Transportation and processing							652	728	662
Operating							377	444	472
Operating Cash Flow							$ 2,240	$ 2,667	$ 2,932

	Market Optimization
	Marketing Sales			Upstream Eliminations			Total
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenues, Net of Royalties	$ 4,260	$ 6,680	$ 6,729	$ (3,841)	$ (5,977)	$ (5,932)	$ 419	$ 703	$ 797

Expenses
Transportation and processing	528	506	384	(528)	(506)	(384)	-	-	-
Operating	84	75	76	(36)	(35)	(42)	48	40	34
Purchased product	3,593	6,035	6,236	(3,244)	(5,400)	(5,497)	349	635	739
Operating Cash Flow	$ 55	$ 64	$ 33	$ (33)	$ (36)	$ (9)	$ 22	$ 28	$ 24

Notes to Consolidated Financial Statements
Encana Corporation	18	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Capital Expenditures

For the years ended December 31	2012	2011	2010

Canadian Division	$ 1,567	$ 2,031	$ 2,214
USA Division	1,727	2,446	2,502
Market Optimization	7	2	2
Corporate & Other	175	131	61
	$ 3,476	$ 4,610	$ 4,779

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2012	2011	2012	2011	2012	2011

Canadian Division	$ 1,252	$ 1,225	$ 2,960	$ 7,493	$ 4,748	$ 11,090
USA Division	473	473	4,405	6,733	5,664	7,691
Market Optimization	-	-	106	108	161	166
Corporate & Other	-	-	2,280	1,723	8,127	4,468
	$ 1,725	$ 1,698	$ 9,751	$ 16,057	$ 18,700	$ 23,415

Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2012	2011	2012	2011	2012	2011

Canada	$ 1,252	$ 1,225	$ 5,186	$ 9,261	$ 12,041	$ 14,652
United States	473	473	4,565	6,796	6,639	8,698
Other Countries	-	-	-	-	20	65
	$ 1,725	$ 1,698	$ 9,751	$ 16,057	$ 18,700	$ 23,415

Export Sales

Sales of natural gas, oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $177 million (2011 – $266 million; 2010 – $292 million).

Major Customers

In connection with the marketing and sale of Encana’s own and purchased natural gas and liquids for the year ended December 31, 2012, the Company had two customers (2011 – one; 2010 – one), which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties. Sales to these customers, which have investment grade credit ratings, were approximately $1,195 million (2011 – $831 million; 2010 – $1,055 million).

Notes to Consolidated Financial Statements
Encana Corporation	19	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

3. Acquisitions and Divestitures

For the years ended December 31	2012	2011	2010

Acquisitions
Canadian Division	$ 139	$ 410	$ 592
USA Division	240	105	141
Total Acquisitions	379	515	733

Divestitures
Canadian Division	(3,770)	(350)	(288)
USA Division	(271)	(1,730)	(595)
Corporate & Other	(2)	-	-
Total Divestitures	(4,043)	(2,080)	(883)
Net Acquisitions and Divestitures	$ (3,664)	$ (1,565)	$ (150)

ACQUISITIONS

For the year ended December 31, 2012, acquisitions totaled $379 million (2011 – $515 million; 2010 – $733 million).  In 2012 and 2011, acquisitions in the Canadian Division and the USA Division primarily included land and property purchases with oil and liquids rich natural gas production potential.  In 2010, acquisitions in the Divisions included land and property purchases that were complementary to existing Company assets.

DIVESTITURES

For the year ended December 31, 2012, amounts received on the sale of assets were $4,043 million (2011 – $2,080 million; 2010 – $883 million). In 2012, divestitures were $3,770 million in the Canadian Division and $271 million in the USA Division, which included the following transactions:

Canadian Division

Encana entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia.  Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership.  Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012.  Mitsubishi has agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, over an expected commitment period of five years, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that period.

The Company entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta.  PetroChina has agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands.  PetroChina invested C$1.18 billion in December 2012 and has agreed to further invest approximately C$1.0 billion over a commitment period which is expected to be four years.  The further investment of approximately C$1.0 billion is to be used to fund half of Encana’s capital funding commitment.

Encana entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho has agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater resource play.  Toyota Tsusho invested C$100 million in April 2012 and has agreed to further invest approximately C$500 million which is expected to be received over the next seven years.

The Company closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

Notes to Consolidated Financial Statements
Encana Corporation	20	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

USA Division

The Company closed the majority of the North Texas asset sale in December 2011 for proceeds of $836 million.  The remainder of the sale closed in March 2012 for proceeds of $114 million.  During 2011, Encana also sold its Fort Lupton natural gas processing plant for proceeds of $296 million and its South Piceance natural gas gathering assets for proceeds of $547 million.

During 2010, divestitures in the Canadian Division and USA Division included the sale of mature conventional oil and natural gas assets.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

4. Interest

For the years ended December 31	2012	2011	2010

Interest Expense on:
Debt	$ 474	$ 488	$ 485
Other	48	(20)	16
	$ 522	$ 468	$ 501

5. Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2012	2011	2010

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$ (131)	$ 107	$ (282)
Translation of U.S. dollar risk management contracts issued from Canada	19	(11)	4
	(112)	96	(278)
Foreign Exchange on Intercompany Transactions	4	18	1
Other Monetary Revaluations and Settlements	1	19	26
	$ (107)	$ 133	$ (251)

6. Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2012	2011	2010

Current Tax
Canada	$ (219)	$ (373)	$ (234)
United States	(25)	102	(49)
Other Countries	44	76	70
Total Current Tax Expense (Recovery)	(200)	(195)	(213)

Deferred Tax
Canada	(902)	(227)	440
United States	(935)	442	749
Other Countries	-	(3)	-
Total Deferred Tax Expense (Recovery)	(1,837)	212	1,189
Income Tax Expense (Recovery)	$ (2,037)	$ 17	$ 976

Notes to Consolidated Financial Statements
Encana Corporation	21	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2012	2011	2010

Net Earnings (Loss) Before Income Tax
Canada	$ (2,246)	$ (1,973)	$ 890
United States	(2,978)	1,477	1,928
Other Countries	393	518	501
Total Net Earnings (Loss) Before Income Tax	(4,831)	22	3,319
Canadian Statutory Rate	25.0%	26.5%	28.2%
Expected Income Tax	(1,208)	6	936
Effect on Taxes Resulting From:
Statutory and other rate differences	(360)	118	101
Effect of legislative changes	-	-	13
International financing	(52)	(65)	(78)
Non-taxable capital (gains) losses	(16)	20	(38)
Tax differences on divestitures and transactions	(307)	-	-
Partnership tax allocation in excess of funding	(40)	-	-
Adjustment in respect of prior periods	(64)	(60)	36
Other	10	(2)	6
	$ (2,037)	$ 17	$ 976

Effective Tax Rate	42.2%	77.3%	29.4%

The net deferred income tax (asset) liability consists of:

As at December 31	2012	2011

Deferred Income Tax Liabilities
Property, plant and equipment	$ -	$ 661
Risk management	176	640
Unrealized foreign exchange gains	205	182
Other	14	44

Deferred Income Tax Assets
Property, plant and equipment	(995)	(200)
Compensation plans	(113)	(112)
Accrued and unpaid expense	(65)	(75)
Non-capital and net capital losses carried forward	(119)	(121)
Alternative minimum tax and foreign tax credits	(122)	(152)
Other	(61)	(102)
Net Deferred Income Tax (Asset) Liability	$ (1,080)	$ 765

The net deferred income tax (asset) liability is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2012	2011

Current deferred income tax liability	$ 59	$ 442
Non-current deferred income tax liability	-	511
Current deferred income tax asset	(23)	-
Non-current deferred income tax asset	(1,116)	(188)
Net Deferred Income Tax (Asset) Liability	$ (1,080)	$ 765

Notes to Consolidated Financial Statements
Encana Corporation	22	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Loss carryforwards, charitable donations and tax credits that can be utilized in future years are as follows:

As at December 31	2012	Expiration Date

Canada
Net capital losses	$ 406	Indefinite
Non-capital losses	67	2015 - 2032
Charitable donations	26	2015 - 2017
United States
Alternative minimum tax credits	102	Indefinite
Foreign tax credits	20	2021

As at December 31, 2012, approximately $3.0 billion of Encana’s unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and, accordingly, Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings.  If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes.  However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

The following table presents changes in the balance of Encana’s unrecognized tax benefits excluding interest:

For the years ended December 31	2012	2011

Balance, Beginning of Year	$ 165	$ 252
Additions for tax positions taken in the current year	2	2
Additions for tax positions of prior years	3	7
Reductions for tax positions of prior years	(2)	-
Lapse of statute of limitations	(4)	(1)
Settlements	(4)	(92)
Foreign currency translation	4	(3)
Balance, End of Year	$ 164	$ 165

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

For the years ended December 31	2012	2011

Income tax receivable	$ 59	$ 13
Other liabilities and provisions (See Note 14)	134	178
Current deferred income tax liability	5	12
Non-current deferred income tax liability	(34)	(38)
Balance, End of Year	$ 164	$ 165

If recognized, all of Encana’s unrecognized tax benefits as at December 31, 2012 would affect Encana’s effective income tax rate.  Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana recognizes interest accrued in respect of unrecognized tax benefits in interest expense.  During 2012, Encana recognized a recovery of $8 million (2011 – $18 million; 2010 – $3 million) in interest expense.  As at December 31, 2012, Encana had a liability of $3 million (2011 – $11 million liability) for interest accrued in respect of unrecognized tax benefits.

Notes to Consolidated Financial Statements
Encana Corporation	23	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year

Canada - Federal	2005 - 2012
Canada - Provincial	2005 - 2012
United States - Federal	2008 - 2012
United States - State	2008 - 2012
Other	2011 - 2012

Encana and its subsidiaries file income tax returns primarily in Canada and the United States.  Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

7. Accounts Receivable and Accrued Revenues

As at December 31	2012	2011

Trade Receivables and Accrued Revenue	$ 905	$ 991
Prepaids, Deposits and Other	350	103
	1,255	1,094
Allowance for Doubtful Accounts	(19)	(19)
	$ 1,236	$ 1,075

Trade receivables are non-interest bearing.  In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties.  See Note 19 for further information about credit risk.

8. Property, Plant and Equipment, Net

As at December 31	2012			2011
	Cost	Accumulated DD&A*	Net	Cost	Accumulated DD&A*	Net

Canadian Division
Proved properties	$ 26,024	$ (23,962)	$ 2,062	$ 27,259	$ (20,906)	$ 6,353
Unproved properties	716	-	716	968	-	968
Other	182	-	182	172	-	172
	26,922	(23,962)	2,960	28,399	(20,906)	7,493

USA Division
Proved properties	24,825	(21,236)	3,589	23,319	(17,294)	6,025
Unproved properties	579	-	579	458	-	458
Other	237	-	237	250	-	250
	25,641	(21,236)	4,405	24,027	(17,294)	6,733

Market Optimization	235	(129)	106	223	(115)	108
Corporate & Other	2,829	(549)	2,280	2,215	(492)	1,723
	$ 55,627	$ (45,876)	$ 9,751	$ 54,864	$ (38,807)	$ 16,057

* Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $471 million capitalized during the year ended December 31, 2012 (2011 – $415 million).  Included in Corporate and Other are $104 million (2011 – $112 million) of international property costs, which have been fully impaired.

Notes to Consolidated Financial Statements
Encana Corporation	24	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

For the year ended December 31, 2012, the Company recognized a ceiling test impairment of $1,822 million (2011 – $2,249 million; 2010 – nil) in the Canadian cost centre and $2,842 million (2011 – nil; 2010 – nil) in the U.S. cost centre. The impairments resulted primarily from the decline in 12-month average trailing natural gas prices which have reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test evaluations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.  The benchmark prices are disclosed in Note 22.

Capital Leases and Other

During 2011, the Company entered into a capital lease arrangement in the U.S. whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years. The Company recorded an asset under capital lease with a corresponding capital lease obligation totaling $158 million, which was subsequently paid by Encana.

As at December 31, 2012, the carrying value of assets under capital lease was $207 million (2011 – $147 million).

In 2008, Encana signed a contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project.  As at December 31, 2012, Canadian Division property, plant and equipment and total assets include Encana’s accrual to date of $612 million (2011 – $607 million) related to this offshore facility as an asset under construction.  There is no effect on the Company’s current net earnings or cash flows related to the capitalization of the PFC.

In 2007, Encana announced that it had entered into a 25-year lease agreement with a third party developer for The Bow office project.  As at December 31, 2012, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,668 million (2011 – $1,309 million).  Beginning in July 2012, Encana assumed partial occupancy of The Bow office premises, initiated payments to the third party developer and commenced depreciation of The Bow asset over the 60-year estimated life of the building.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 14.

Liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 14.

9. Cash in Reserve

Cash in reserve as at December 31, 2012 was $54 million (2011 – $469 million).  The monies, which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly controlled assets.  As at December 31, 2011, the Company also had amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

10. Other Assets

As at December 31	2012	2011

Deferred Charges and Debt Transaction Costs	$ 61	$ 67
Long-Term Receivables	180	83
Long-Term Investments and Other	225	245
	$ 466	$ 395

Notes to Consolidated Financial Statements
Encana Corporation	25	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

11. Goodwill

As at December 31	2012	2011

Canada	$ 1,252	$ 1,225
United States	473	473
	$ 1,725	$ 1,698

There have been no additions or dispositions of goodwill during 2012 or 2011 and the Company has not recognized any previous goodwill impairments.  The change in the Canada goodwill balance between December 31, 2012 and December 31, 2011 reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2012 and December 31, 2011.  The fair values of the Canada and United States reporting units were determined to be greater than the respective carrying values of the reporting units. Accordingly, no goodwill impairments were recognized.

12. Accounts Payable and Accrued Liabilities

As at December 31	2012	2011

Trade Payables	$ 417	$ 579
Capital Accruals	415	532
Royalty and Production Accruals	497	580
Other Accruals	497	499
Interest Payable	117	124
Outstanding Disbursements	27	68
Asset Retirement Obligation (See Note 15)	33	46
	$ 2,003	$ 2,428

Payables and accruals are non-interest bearing.  Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 13.  Outstanding disbursements represent outstanding wire payments and cheques issued, which have not been presented to the Company’s banks for collection.

Notes to Consolidated Financial Statements
Encana Corporation	26	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

13.	Long-Term Debt

As at December 31	Note	C$ Principal Amount	2012	2011

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	A	$-	$-	$-
Canadian Unsecured Notes:	B
4.30% due March 12, 2012		-	-	492
5.80% due January 18, 2018		750	754	737
		$750	754	1,229

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A		-	-
U.S. Unsecured Notes:	B
4.75% due October 15, 2013			500	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	600
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	400
			6,900	6,900
Total Principal	F		7,654	8,129

Increase in Value of Debt Acquired	C		46	46
Debt Discounts	D		(25)	(25)
Current Portion of Long-Term Debt	E		(500)	(492)
			$7,175	$7,658

A)                    REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2012, the Company issued commercial paper.  There are no outstanding balances related to the Company’s commercial paper or revolving credit facilities as at December 31, 2012.  Standby fees paid in 2012 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $15 million (2011 – $5 million; 2010 – $5 million).

Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Canadian Revolving Credit and Term Loan Borrowings

At December 31, 2012, Encana had in place a committed revolving bank credit facility for C$4.0 billion or its equivalent amount in U.S. dollars ($4.0 billion). The facility, which matures in October 2015, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR, plus applicable margins.  As at December 31, 2012, C$4.0 billion ($4.0 billion) of the revolving bank credit facility remained unused.

Notes to Consolidated Financial Statements
Encana Corporation	27	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

U.S. Revolving Credit and Term Loan Borrowings

At December 31, 2012, one of Encana’s subsidiaries had in place a committed revolving bank credit facility for $1.0 billion. The facility, which matures in October 2015, is guaranteed by Encana Corporation and is fully revolving up to maturity.  The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or at LIBOR plus applicable margins.  As at December 31, 2012, $999 million of the revolving bank credit facility remained unused.

B)                    UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

Canadian Unsecured Notes

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion ($2.0 billion).  The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was filed in May 2011 and expires in June 2013.  As at December 31, 2012, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

U.S. Unsecured Notes

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system.  The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was filed in May 2012 and expires in June 2014.  As at December 31, 2012, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

In November 2011, Encana completed a public offering in the U.S. of senior unsecured notes of $600 million with a coupon rate of 3.90 percent due November 15, 2021 and $400 million with a coupon rate of 5.15 percent due November 15, 2041.  The net proceeds of the offering totaling $989 million were used to repay a portion of Encana’s commercial paper indebtedness, a portion of which was incurred to repay Encana’s $500 million 6.30 percent notes that matured November 1, 2011.

The 5.80 percent notes due May 1, 2014 were issued by the Company’s indirect 100 percent owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

C)                    INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 18 years.

Notes to Consolidated Financial Statements
Encana Corporation	28	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

D)                    DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method.  During 2012, no discounts (2011 – $3 million) were capitalized relating to the issuance of U.S. unsecured notes.

E)                     CURRENT PORTION OF LONG-TERM DEBT

	C$ Principal
As at December 31	Amount	2012	2011

4.30% due March 12, 2012	$ -	$ -	$ 492
4.75% due October 15, 2013	-	500	-
	$ -	$ 500	$ 492

F)                      MANDATORY DEBT PAYMENTS

	C$ Principal	US$ Principal	Total US$
As at December 31	Amount	Amount	Equivalent

2013	$ -	$ 500	$ 500
2014	-	1,000	1,000
2015	-	-	-
2016	-	-	-
2017	-	700	700
Thereafter	750	4,700	5,454
Total	$ 750	$ 6,900	$ 7,654

Long-term debt is accounted for at amortized cost using the effective interest method of amortization.  As at December 31, 2012, long-term debt had a carrying value of $7,675 million and a fair value of $9,043 million (2011 – $8,150 million carrying value and a fair value of $9,215 million).  The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

14.	Other Liabilities and Provisions

As at December 31	2012	2011

The Bow Office Project (See Note 8)	$ 1,674	$ 1,309
Asset under Construction - Production Field Centre (See Note 8)	612	607
Obligation under Capital Lease	69	-
Unrecognized Tax Benefits (See Note 6)	134	178
Pensions and Other Post-Employment Benefits (See Note 17)	165	184
Other	18	23
	$ 2,672	$ 2,301

The Bow Office Project

As described in Note 8, Encana has recognized the accumulated construction costs for The Bow office project as an asset with a related liability.  Beginning in July 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized.  The total undiscounted future payments related to The Bow office commitment are outlined below.  In conjunction with the Split Transaction as described in Note 16, Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc.  Expected sublease recoveries are outlined below.

Notes to Consolidated Financial Statements
Encana Corporation	29	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total

Expected future lease payments	$ 86	$ 93	$ 93	$ 94	$ 95	$ 2,120	$ 2,581
Sublease recoveries	$ (44)	$ (46)	$ (46)	$ (47)	$ (47)	$ (1,049)	$ (1,279)

Production Field Centre

As described in Note 8, during the construction phase of the PFC, Encana has recognized an asset under construction with a corresponding liability.  Upon commencement of operations, Encana will recognize the PFC as a capital lease.  Encana’s total discounted future payments related to the PFC total $564 million.  The total undiscounted future payments related to the PFC are outlined below.

(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total

Expected future lease payments	$ 74	$ 89	$ 89	$ 89	$ 89	$ 281	$ 711

15.	Asset Retirement Obligation

As at December 31	2012	2011

Asset Retirement Obligation, Beginning of Year	$ 921	$ 820
Liabilities Incurred	43	43
Liabilities Settled	(90)	(111)
Change in Estimated Future Cash Outflows	28	132
Accretion Expense	53	50
Foreign Currency Translation and Other	14	(13)
Asset Retirement Obligation, End of Year	$ 969	$ 921

Current Portion (See Note 12)	$ 33	$ 46
Long-Term Portion	936	875
	$ 969	$ 921

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives.

16.	Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Notes to Consolidated Financial Statements
Encana Corporation	30	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

ISSUED AND OUTSTANDING

As at December 31	2012		2011
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	736.3	$ 2,354	736.3	$ 2,352
Common Shares Issued under Option Plans	-	-	-	2
Common Shares Outstanding, End of Year	736.3	$ 2,354	736.3	$ 2,354

EARNINGS (LOSS) PER COMMON SHARE

The following table presents the computation of earnings (loss) per common share:

For the years ended December 31 (millions, except per share amounts)	2012	2011	2010

Net Earnings (Loss)	$ (2,794)	$ 5	$ 2,343

Number of Common Shares:
Weighted average common shares outstanding - Basic	736.3	736.3	739.7
Effect of dilutive securities	-	0.9	0.1
Weighted average common shares outstanding - Diluted	736.3	737.2	739.8

Net Earnings (Loss) per Common Share
Basic	$ (3.79)	$ 0.01	$ 3.17
Diluted	$ (3.79)	$ 0.01	$ 3.17

NORMAL COURSE ISSUER BID

In 2011 and 2010, Encana had approval from the Toronto Stock Exchange to purchase common shares under a Normal Course Issuer Bid (“NCIB”).  Encana was entitled to purchase, for cancellation, up to 36.8 million common shares under the NCIB, which commenced on December 14, 2010 and expired on December 13, 2011.  The Company did not renew its NCIB for 2012 and did not purchase any common shares during 2012 or 2011.

During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million.  Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

DIVIDENDS

For the year ended December 31, 2012, Encana paid dividends of $0.80 per common share totaling $588 million (2011 – $0.80 per share totaling $588 million; 2010 – $0.80 per share totaling $590 million).  The Company’s quarterly dividend payment in 2012, 2011 and 2010 was $0.20 per share.

On February 13, 2013, the Board declared a dividend of $0.20 per share payable on March 28, 2013 to common shareholders of record as of March 15, 2013.

ENCANA STOCK OPTION PLAN

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

Notes to Consolidated Financial Statements
Encana Corporation	31	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

All options outstanding as at December 31, 2012 have associated Tandem Stock Appreciation Rights (“TSARs”) attached.  In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.  In addition, certain stock options granted are performance-based.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures.  Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment.  See Note 17 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2012, there were 18.8 million common shares reserved for issuance under stock option plans (2011 – 10.9 million; 2010 – 11.8 million).

ENCANA RESTRICTED SHARE UNITS (“RSUs”)

Encana has a stock-based compensation plan whereby eligible employees are granted RSUs.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  The Company intends to settle vested RSUs in cash on the vesting date.  See Note 17 for further information on Encana’s outstanding RSUs.

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

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees.  Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus.  The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 18).  There is no impact on Encana’s net earnings for the share units held by Cenovus employees.  TSARs and Performance TSARs held by Cenovus employees will expire by December 2014.  No further Encana share units have been granted to Cenovus employees since the Split Transaction.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares.  The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at December 31, 2012:

Canadian Dollar Denominated (C$)	Number (millions)	Weighted Average Exercise Price

Outstanding and Exercisable
Encana TSARs held by Cenovus employees	3.2	33.08
Encana Performance TSARs held by Cenovus employees	4.6	32.37

Notes to Consolidated Financial Statements
Encana Corporation	32	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

17.	Compensation Plans

Encana has a number of compensation arrangements that form the Company’s long-term incentive plan awarded to eligible employees.  They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan.  The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.  TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.  RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

As at December 31, 2012, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 1.14 percent, dividend yield of 4.07 percent, volatility of 30.51 percent, expected term of 1.5 years and an Encana market share price of C$19.66.  As at December 31, 2012, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 1.14 percent, dividend yield of 2.64 percent, volatility of 30.18 percent, expected term of 0.5 years and a Cenovus market share price of C$33.29.

As at December 31, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 0.97 percent, dividend yield of 4.19 percent, volatility of 31.59 percent, expected term of 2.0 years and an Encana market share price of C$18.89.  As at December 31, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk-free rate of 0.97 percent, dividend yield of 2.36 percent, volatility of 32.48 percent, expected term of 0.9 years and a Cenovus market share price of C$33.83.

For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The amounts recognized for share-based payment transactions are as follows:

For the years ended December 31	2012	2011	2010

Compensation Costs of Cash-Settled Transactions	$ 42	$ 28	$ 36
Compensation Costs of Equity-Settled Transactions	5	-	2
Total Compensation Costs	47	28	38
Less: Total Compensation Costs Capitalized	(14)	(14)	(11)
Total Compensation Expense	$ 33	$ 14	$ 27

Liability for Unvested Cash-Settled Share-Based Payment Transactions	$ 85	$ 69	$ 76
Liability for Vested Cash-Settled Share-Based Payment Transactions	71	86	148
Liability for Cash-Settled Share-Based Payment Transactions	$ 156	$ 155	$ 224

Of the total compensation expense, $13 million (2011 – $8 million; 2010 – $12 million) was included in operating expense and $20 million (2011 – $6 million; 2010 – $15 million) was included in administrative expense.

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2012.

Notes to Consolidated Financial Statements
Encana Corporation	33	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

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

The following table summarizes information related to the Encana TSARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	19,390	28.79	14,240	30.89
Granted	1,514	20.99	9,628	25.13
Exercised - SARs	(17)	20.99	(3,327)	26.08
Exercised - Options	-	-	(39)	25.45
Forfeited	(1,704)	29.47	(1,112)	32.29
Expired	(2,015)	30.54	-	-
Outstanding, End of Year	17,168	27.84	19,390	28.79
Exercisable, End of Year	8,133	30.38	6,259	32.64

As at December 31, 2012	Outstanding Encana TSARs			Exercisable Encana TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	157	4.20	19.71	6	19.21
20.00 to 29.99	8,587	3.34	22.93	3,338	25.34
30.00 to 39.99	8,328	2.14	32.85	4,693	33.68
40.00 to 49.99	95	0.40	44.65	95	44.65
50.00 to 59.99	1	0.39	50.39	1	50.39
	17,168	2.75	27.84	8,133	30.38

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	3,935	29.49	8,214	27.81
Exercised - SARs	(1,788)	29.14	(4,081)	26.17
Exercised - Options	(8)	26.69	(56)	23.10
Forfeited	(84)	31.31	(142)	30.01
Expired	(30)	28.74	-	-
Outstanding, End of Year	2,025	29.75	3,935	29.49
Exercisable, End of Year	2,025	29.75	3,203	30.22

Notes to Consolidated Financial Statements
Encana Corporation	34	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2012	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	1,087	1.12	26.28	1,087	26.28
30.00 to 39.99	886	0.16	33.26	886	33.26
40.00 to 49.99	52	0.44	42.70	52	42.70
	2,025	0.68	29.75	2,025	29.75

During the year, Encana recorded compensation costs of $6 million related to the Encana TSARs and a reduction in compensation costs of $1 million related to the Cenovus TSARs (2011 – reduction of compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to the Cenovus TSARs; 2010 – reduction of compensation costs of $29 million relating to the Encana TSARs and compensation costs of $32 million related to Cenovus TSARs).

B)                    PERFORMANCE TANDEM STOCK APPRECIATION RIGHTS

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

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	7,879	31.50	9,108	31.46
Exercised - SARs	-	-	(505)	29.32
Exercised - Options	-	-	-	29.04
Forfeited	(779)	31.50	(724)	32.48
Expired	(2,221)	29.45	-	-
Outstanding, End of Year	4,879	32.44	7,879	31.50
Exercisable, End of Year	4,879	32.44	6,449	32.05

As at December 31, 2012	Outstanding Encana Performance TSARs			Exercisable Encana Performance TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	2,638	1.11	29.04	2,638	29.04
30.00 to 39.99	2,241	0.12	36.44	2,241	36.44
	4,879	0.66	32.44	4,879	32.44

Notes to Consolidated Financial Statements
Encana Corporation	35	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	5,751	28.60	8,940	28.49
Exercised - SARs	(2,188)	28.33	(2,758)	28.22
Exercised - Options	(12)	26.61	(3)	26.62
Forfeited	(314)	26.69	(428)	28.85
Expired	(32)	26.66	-	-
Outstanding, End of Year	3,205	29.00	5,751	28.60
Exercisable, End of Year	3,205	29.00	4,319	29.37

As at December 31, 2012	Outstanding Cenovus Performance TSARs			Exercisable Cenovus Performance TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	1,899	1.11	26.27	1,899	26.27
30.00 to 39.99	1,306	0.12	32.96	1,306	32.96
	3,205	0.71	29.00	3,205	29.00

During the year, Encana recorded a reduction in compensation costs of $1 million related to the Encana Performance TSARs and a reduction in compensation costs of $2 million related to the Cenovus Performance TSARs (2011 – reduction of compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs; 2010 – reduction of compensation costs of $18 million relating to the Encana Performance TSARs and compensation costs of $24 million related to Cenovus Performance TSARs).

C)                    STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,973	33.81	2,187	33.86
Exercised	-	-	(55)	28.58
Forfeited	(130)	34.08	(159)	36.19
Outstanding, End of Year	1,843	33.79	1,973	33.81
Exercisable, End of Year	1,843	33.79	1,581	34.97

Notes to Consolidated Financial Statements
Encana Corporation	36	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2012	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	861	1.12	28.98	861	28.98
30.00 to 39.99	832	0.27	36.43	832	36.43
40.00 to 49.99	147	0.43	46.80	147	46.80
50.00 to 59.99	3	0.46	50.17	3	50.17
	1,843	0.68	33.79	1,843	33.79

Since 2010, U.S. dollar denominated SARs have been granted to eligible employees.  The terms and conditions are similar to the Canadian dollar denominated SARs.  The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2012		2011
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (US$)	Outstanding SARs	Weighted Average Exercise Price (US$)

Outstanding, Beginning of Year	12,645	26.78	4,719	30.73
Granted	482	20.54	8,550	24.91
Exercised	(29)	20.88	(121)	30.74
Forfeited	(933)	27.36	(503)	31.19
Outstanding, End of Year	12,165	26.50	12,645	26.78
Exercisable, End of Year	4,685	27.75	1,246	30.68

As at December 31, 2012	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (US$)

10.00 to 19.99	52	4.30	19.10	3	18.88
20.00 to 29.99	5,902	3.76	21.64	1,746	22.13
30.00 to 39.99	6,211	2.58	31.18	2,936	31.10
	12,165	3.16	26.50	4,685	27.75

Notes to Consolidated Financial Statements
Encana Corporation	37	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,641	30.73	2,159	30.67
Exercised	(591)	29.69	(434)	30.02
Forfeited	(23)	34.45	(84)	32.80
Outstanding, End of Year	1,027	31.25	1,641	30.73
Exercisable, End of Year	1,027	31.25	1,256	32.08

As at December 31, 2012	Outstanding Cenovus SARs			Exercisable Cenovus SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	499	1.12	26.35	499	26.35
30.00 to 39.99	409	0.27	33.68	409	33.68
40.00 to 49.99	119	0.43	43.48	119	43.48
	1,027	0.70	31.25	1,027	31.25

During the year, Encana recorded compensation costs of $7 million related to the Encana SARs and a reduction in compensation costs of $1 million related to the Cenovus SARs (2011 – a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs; 2010 – compensation costs of $6 million related to the Encana SARs and compensation costs of $5 million related to the Cenovus SARs).

D)                    PERFORMANCE STOCK APPRECIATION RIGHTS

During 2008 and 2009, Encana granted Performance SARs to certain employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price.  Performance SARs are subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined key measures.  Performance SARs that do not vest when eligible are forfeited.

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	2,710	32.07	3,018	32.01
Exercised	-	-	(82)	29.04
Forfeited	(255)	30.81	(226)	32.35
Outstanding, End of Year	2,455	32.20	2,710	32.07
Exercisable, End of Year	2,455	32.20	1,965	33.22

Notes to Consolidated Financial Statements
Encana Corporation	38	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2012	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	1,406	1.11	29.04	1,406	29.04
30.00 to 39.99	1,049	0.12	36.44	1,049	36.44
	2,455	0.69	32.20	2,455	32.20

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2012		2011

(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	2,282	28.88	3,006	28.96
Exercised	(835)	29.46	(550)	29.33
Forfeited	(128)	26.56	(174)	28.87
Outstanding, End of Year	1,319	28.74	2,282	28.88
Exercisable, End of Year	1,319	28.74	1,537	30.15

As at December 31, 2012	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	832	1.11	26.27	832	26.27
30.00 to 39.99	487	0.12	32.96	487	32.96
	1,319	0.75	28.74	1,319	28.74

During the year, Encana recorded no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs (2011 – reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs; 2010 – a reduction of compensation costs of $4 million relating to the Encana Performance SARs and compensation costs of $7 million related to the Cenovus Performance SARs).

E)                     PERFORMANCE SHARE UNITS

Since 2010, PSUs have been granted to eligible employees, which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU Plan.  PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

Notes to Consolidated Financial Statements
Encana Corporation	39	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

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

The following tables summarize information related to the PSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding PSUs
As at December 31	2012	2011

Outstanding, Beginning of Year	1,238	875
Granted	213	697
Deemed Eligible to Vest	(427)	(263)
Units, in Lieu of Dividends	37	41
Forfeited	(100)	(112)
Outstanding, End of Year	961	1,238

(thousands of units)	U.S. Dollar Denominated Outstanding PSUs
As at December 31	2012	2011

Outstanding, Beginning of Year	1,089	796
Granted	27	565
Deemed Eligible to Vest	(393)	(240)
Units, in Lieu of Dividends	27	37
Forfeited	(57)	(69)
Outstanding, End of Year	693	1,089

During the year, Encana recorded compensation costs of $12 million related to the outstanding PSUs (2011 – $15 million; 2010 – $15 million).

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

The following table summarizes information related to the DSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding DSUs
As at December 31	2012	2011

Outstanding, Beginning of Year	905	717
Granted	109	108
Converted from HPR awards	38	52
Units, in Lieu of Dividends	39	29
Redeemed	(117)	(1)
Outstanding, End of Year	974	905

During the year, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2011 – reduction of $5 million; 2010 – nil).

Notes to Consolidated Financial Statements
Encana Corporation	40	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

G)                   RESTRICTED SHARE UNITS

Since 2011, RSUs have been granted to eligible employees.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  As at December 31, 2012, Encana plans to settle the RSUs in cash on the vesting date.

The following tables summarize information related to the RSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding RSUs
As at December 31	2012	2011

Outstanding, Beginning of Year	1,751	-
Granted	298	1,790
Units, in Lieu of Dividends	77	35
Forfeited	(160)	(74)
Outstanding, End of Year	1,966	1,751

(thousands of units)	U.S. Dollar Denominated Outstanding RSUs
As at December 31	2012	2011

Outstanding, Beginning of Year	1,574	-
Granted	83	1,581
Units, in Lieu of Dividends	63	30
Forfeited	(124)	(37)
Outstanding, End of Year	1,596	1,574

During the year, Encana recorded compensation costs of $25 million related to the outstanding RSUs (2011 – $15 million; 2010 – nil).  The paid in surplus balance as at December 31, 2012 and December 31, 2011 relates to the RSUs.

H)     RESTRICTED CASH PLAN

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date.  The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date.  During 2012, Encana recorded compensation costs of $18 million (2011 – $6 million; 2010 – nil) relating to the Restricted Cash Plan grant.

I)                           PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans and provides pension and other post-employment benefits (“OPEB”) to its employees in Canada and the U.S.  As of January 1, 2003, the defined benefit pension plan was closed to new entrants.  The average remaining service period of active employees participating in the defined benefit pension plan is five years.  The average remaining service period of the active employees participating in the OPEB plan is 11 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2010 and the next required filing will be as at December 31, 2013.

Notes to Consolidated Financial Statements
Encana Corporation	41	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company’s defined benefit pension and other post-retirement benefit plans for the years ended December 31, 2012 and 2011, as well as the funded status of the plans and amounts recognized in the financial statements as at December 31, 2012 and 2011.

	Pension Benefits		OPEB
As at December 31	2012	2011	2012	2011

Change in Benefit Obligations
Projected Benefit Obligation, Beginning of Year	$ 344	$ 313	$ 95	$ 82
Service cost	5	5	14	12
Interest cost	14	15	4	4
Actuarial (gains) losses	9	39	(5)	(2)
Exchange differences	8	(8)	-	-
Benefits paid	(23)	(20)	(3)	(2)
Change in plan provisions	-	-	-	1
Projected Benefit Obligation, End of Year	$ 357	$ 344	$ 105	$ 95

Change in Plan Assets
Fair Value of Plan Assets, Beginning of Year	$ 275	$ 276	$ -	$ -
Actual return on plan assets	26	6	-	-
Exchange differences	6	(6)	-	-
Employer contributions	25	19	3	2
Benefits paid	(23)	(20)	(3)	(2)
Fair Value of Plan Assets, End of Year	$ 309	$ 275	$ -	$ -

Funded Status of Plan Assets, End of Year	$ (48)	$ (69)	$ (105)	$ (95)

Total Recognized Amounts in the Consolidated Balance Sheet Consist of:
Other assets	$ 3	$ 3	$ -	$ -
Current liabilities	-	-	(4)	(3)
Non-current liabilities	(51)	(72)	(101)	(92)
Total	$ (48)	$ (69)	$ (105)	$ (95)

Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:
Net actuarial (gain) loss	$ 94	$ 107	$ 1	$ 6
Prior service costs	-	-	1	1
Net transitional obligation	-	-	3	3
Total recognized in accumulated other comprehensive income before tax	$ 94	$ 107	$ 5	$ 10

The accumulated defined benefit obligation for all defined benefit plans was $437 million as at December 31, 2012 (2011 – $414 million). The following sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	Pension Benefits		OPEB
As at December 31	2012	2011	2012	2011

Projected Benefit Obligation	$ (357)	$ (343)	$ (105)	$ (95)
Accumulated Benefit Obligation	(332)	(319)	(105)	(95)
Fair Value of Plan Assets	305	271	-	-

Encana Corporation	42	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations:

	Pension Benefits		OPEB
As at December 31	2012	2011	2012	2011

Discount Rate	3.75%	4.00%	3.55%	4.27%
Rates of Increase in Compensation Levels	3.99%	4.11%	6.32%	6.33%

The following sets forth total benefit plan expense recognized by the Company in 2012 and 2011:

	Pension Benefits			OPEB
For the years ended December 31	2012	2011	2010	2012	2011	2010

Defined Benefit Plan Expense	$ 6	$ 14	$ 12	$ 18	$ 17	$ 15
Defined Contribution Plan Expense	44	43	34	-	-	-
Total Benefit Plans Expense	$ 50	$ 57	$ 46	$ 18	$ 17	$ 15

Of the total benefit plans expense, $55 million (2011 – $60 million; 2010 – $49 million) was included in operating expense and $13 million (2011 – $14 million; 2010 – $12 million) was included in administrative expense.

The defined periodic pension and OPEB expense is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2012	2011	2010	2012	2011	2010

Current service cost	$ 5	$ 5	$ 4	$ 14	$ 12	$ 10
Interest cost	14	15	16	4	4	4
Expected return on plan assets	(28)	(15)	(15)	-	-	-
Amortization of net actuarial gain and losses	15	8	5	-	-	-
Amortization of transitional obligation	-	-	-	-	1	1
Amortization of net prior service costs	-	1	2	-	-	-
Total Defined Benefit Plan Expense	$ 6	$ 14	$ 12	$ 18	$ 17	$ 15

The amounts recognized in other comprehensive income are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2012	2011	2010	2012	2011	2010

Net actuarial (gains) losses	$ 2	$ 58	$ 4	$ (5)	$ (3)	$ 8
Amortization of net actuarial gains and losses	(15)	(8)	(5)	-	-	-
Amortization of transitional obligation	-	-	-	-	(1)	(1)
Amortization of net prior service costs	-	(1)	(2)	-	-	-
Net prior service costs (credit)	-	-	-	-	1	(1)
Total amounts recognized in other comprehensive (income) loss, before tax	$ (13)	$ 49	$ (3)	$ (5)	$ (3)	$ 6
Total amounts recognized in other comprehensive (income) loss, after tax	$ (9)	$ 36	$ (2)	$ (4)	$ (2)	$ 4

The after-tax amount recognized in other comprehensive (income) loss arising from compensation plans includes a $2 million gain relating to current year changes in the net actuarial (gains) losses (2011 – $41 million loss; 2010 – $7 million loss). The after-tax amount reclassified from accumulated other comprehensive (income) loss to net earnings includes amortization of net actuarial (gains) losses, the transitional obligation and prior service costs of $11 million (2011 – $7 million; 2010 – $5 million).

Encana Corporation	43	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan expense in 2013 is $15 million.

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit costs for 2012, 2011 and 2010.

	Pension Benefits			OPEB
For the years ended December 31	2012	2011	2010	2012	2011	2010

Discount Rate	4.00%	5.00%	5.75%	4.31%	5.11%	5.96%
Long-Term Rate of Return on Plan Assets	6.75%	6.75%	6.75%	-	-	-
Rates of Increase in Compensation Levels	4.11%	4.11%	4.15%	6.41%	6.42%	6.42%

The Company’s assumed health care cost trend rates are as follows:

For the years ended December 31	2012	2011	2010

Health care cost trend rate for next year	7.70%	8.99%	8.85%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.63%	4.64%	4.64%
Year that the rate reaches the ultimate trend rate	2025	2026	2026

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

(millions)	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 2	$ 1
Effect on other post-retirement benefit obligations	$ 7	$ 6

The Company expects to contribute $9 million to its defined benefit pension plans in 2013. The Company’s OPEB plans are funded on an as required basis.

The following provides an estimate of benefit payments for the next 10 years. These estimates reflect benefit increases due to continuing employee service.

(millions)	Defined Benefit Pension Payments	Other Benefit Payments

2013	$ 19	$ 4
2014	20	5
2015	20	5
2016	21	6
2017	22	7
2018 – 2022	111	37

Encana Corporation	44	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

As at December 31	2012
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$ 50	$ 1	$ -	$ 51
Fixed Income – Canadian Bond Funds	-	75	-	75
Equity – Domestic	34	63	-	97
Equity – International	-	72	-	72
Real Estate and Other	1	-	13	14
Fair Value of Plan Assets, End of Year	$ 85	$ 211	$ 13	$ 309

As at December 31	2011
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$ 39	$ 3	$ -	$ 42
Fixed Income – Canadian Bond Funds	-	76	-	76
Equity – Domestic	29	56	-	85
Equity – International	-	58	-	58
Real Estate and Other	2	-	12	14
Fair Value of Plan Assets, End of Year	$ 70	$ 193	$ 12	$ 275

Fixed income investments consist of Canadian bonds issued by investment grade companies. Equity investments consist of both domestic and international securities. The fair values of these securities are based on dealer quotes, quoted market prices, and net asset values as provided by the investment managers. Real Estate and Other consists mainly of commercial properties and is valued based on a discounted cash flow model.

Real Estate and Other
As at December 31	2012	2011
Balance, Beginning of Year	$ 12	$ 12
Purchases, issuances and settlements
Purchases	-	-
Settlements	-	-
Actual return on plan assets
Relating to assets sold during the reporting period	-	-
Relating to assets still held at the reporting date	1	-
Balance, End of Year	$ 13	$ 12

The Company’s pension plan assets were invested in the following as at December 31, 2012: 37 percent Domestic Equity (2011 – 36 percent), 26 percent Foreign Equity (2011 – 25 percent), 30 percent Bonds (2011 – 33 percent), and 7 percent Real Estate and Other (2011 – 6 percent). The expected long-term rate of return is 6.75 percent. The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $26 million (2011 – $6 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

18.	Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below.

Encana Corporation	45	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The fair value of cash in reserve approximates its carrying amount due to the nature of the instruments held. Fair value information related to pension plan assets is included in Note 17.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 19 and 17, respectively. These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the following tables. There have been no transfers between the hierarchy levels during the period.

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount

Risk Management
Risk Management Assets (1)	$ 2	$ 617	$ -	$ 619	$ (29)	$ 590
Risk Management Liabilities (1)	-	32	12	44	(29)	15

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$ -	$ -	$ 1	$ 1	$ -	$ 1
Accounts payable and accrued liabilities (3)	-	-	1	1	-	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	-	-	36	36	-	36

As at December 31, 2011	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (5)	Carrying Amount

Risk Management
Risk Management Assets (1)	$ 1	$ 2,124	$ 18	$ 2,143	$ (96)	$ 2,047
Risk Management Liabilities (1)	-	103	-	103	(96)	7

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (2)	$ -	$ -	$ 1	$ 1	$ -	$ 1
Accounts payable and accrued liabilities (3)	-	-	1	1	-	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (4)	-	-	83	83	-	83

(1)          Including current portion.

(2)          Receivable from Cenovus.

(3)          Payable to Cenovus employees.

(4)          Payable to Cenovus.

(5)          Netting to offset derivative assets and liabilities with the same counterparty, which are presented within the fair value hierarchy on a gross basis, even where the legal right of offset exists.

Encana Corporation	46	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016.  The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

The Company’s Level 3 risk management assets and liabilities consist of natural gas options and power purchase contracts and with terms to 2013 and 2017, respectively.  The fair values of both the natural gas options and the power purchase contracts are based on an income approach and are modeled internally using observable and unobservable inputs such as natural gas price volatilities and forward power prices in less active markets.  The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.  Amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 17.

A summary of changes in Level 3 fair value measurements during 2012 and 2011 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2012	2011	2012	2011

Balance, Beginning of Year	$ 18	$ (7)	$ (83)	$ (120)
Total gains (losses)	(18)	23	4	(32)
Purchases, issuances and settlements
Purchases	-	-	-	-
Settlements	(12)	2	43	69
Transfers in and out of Level 3	-	-	-	-
Balance, End of Year	$ (12)	$ 18	$ (36)	$ (83)

Change in unrealized gains (losses) related to assets and liabilities held at end of year	$ (21)	$ 22	$ (7)	$ (5)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	2012	2011

Risk Management – Natural Gas Options	Option Model	Price Volatility	0.3% - 28.3%	-

Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$48.25 - $57.97	$71.50 - $77.55

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	30.18%	32.48%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (2011 – nil) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $6 million (2011 – $6 million) increase or decrease to net risk management assets.  A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause a corresponding $2 million (2011 – $6 million) increase or decrease to accounts payable and accrued liabilities.

Encana Corporation	47	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

19.	Financial Instruments and Risk Management

A)                    FINANCIAL INSTRUMENTS

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B)                    RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value.  See Note 18 for a discussion of fair value measurements.

UNREALIZED RISK MANAGEMENT POSITION

As at December 31	2012	2011

Risk Management Asset
Current	$ 479	$ 1,806
Long-term	111	241
	590	2,047

Risk Management Liability
Current	5	1
Long-term	10	6
	15	7
Net Risk Management Asset	$ 575	$ 2,040

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS – BY PRODUCT

As at December 31	2012			2011
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$ 545	$ 6	$ 539	$ 2,032	$ 7	$ 2,025
Crude oil	45	-	45	-	-	-
Power	-	9	(9)	15	-	15
Total Fair Value	$ 590	$ 15	$ 575	$ 2,047	$ 7	$ 2,040

Encana Corporation	48	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2012

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,515 MMcf/d	2013	4.39 US$/Mcf	$ 462
NYMEX Fixed Price	748 MMcf/d	2014	4.22 US$/Mcf	51
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	41

Options		2013		(3)

Basis Contracts (1)		2013-2016		(14)

Other Financial Positions				2
Natural Gas Fair Value Position				539

Crude Oil Contracts
Fixed Price Contracts

Brent Fixed Price	9.3 Mbbls/d	2013	108.22 US$/bbl	4

Basis Contracts (2)		2013-2015		41
Crude Oil Fair Value Position				45

Power Purchase Contracts
Fair Value Position				(9)
Total Fair Value				$ 575

(1)               Encana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada.  These basis swaps are priced using both fixed price differentials and differentials determined as a percentage of NYMEX.

(2)               Encana has entered into swaps to protect against widening oil price differentials between production areas in Canada and the U.S.  These basis swaps are priced using fixed price differentials.

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2012	2011	2010

Revenues, Net of Royalties	$ 2,149	$ 955	$ 1,207
Transportation and Processing	12	(7)	(4)
Gain on Risk Management	$ 2,161	$ 948	$ 1,203

	Unrealized Gain (Loss)
For the years ended December 31	2012	2011	2010

Revenues, Net of Royalties	$ (1,441)	$ 854	$ 947
Transportation and Processing	(24)	25	(2)
Gain (Loss) on Risk Management	$ (1,465)	$ 879	$ 945

Encana Corporation	49	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2012		2011	2010
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$ 2,040
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	696	$ 696	$ 1,827	$ 2,148
Fair Value of Contracts Realized During the Year	(2,161)	(2,161)	(948)	(1,203)
Fair Value of Contracts, End of Year	$ 575	$ (1,465)	$ 879	$ 945

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

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company uses NYMEX swaps and options.  To help protect against widening natural gas price differentials in various production areas, Encana has entered into basis swaps to manage the price differentials between these production areas and various sales points.

Crude Oil – To help protect against widening crude oil price differentials between North American and world prices, Encana has entered into fixed price contracts and basis swaps.

Power – The Company has entered into Canadian dollar denominated derivative contracts to help manage its electricity consumption costs.

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant.  The Company has used a 10 percent variability to assess the potential impact of commodity price changes.  Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31 as follows:

	2012		2011
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural gas price	$ (446)	$ 446	$ (305)	$ 305
Crude oil price	(20)	20	-	-
Power price	6	(6)	6	(6)

Encana Corporation	50	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.  This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions according to counterparties’ credit quality.  Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives.  The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables.  As at December 31, 2012, the Company had no significant collateral balances posted and there were no credit derivatives in place.

As at December 31, 2012, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings.  Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2012, approximately 88 percent (95 percent as at December 31, 2011) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at December 31, 2012, Encana had two counterparties (2011 – four counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty.  As at December 31, 2012, these counterparties accounted for 22 percent and 15 percent of the fair value of the outstanding in-the-money net risk management contracts.

LIQUIDITY RISK

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due.  The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a wide range of funding alternatives at competitive rates through commercial paper, committed revolving bank credit facilities and debt capital markets.  As at December 31, 2012, Encana had available unused committed revolving bank credit facilities totaling $5.0 billion, which include C$4.0 billion ($4.0 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary.  The facilities remain committed through October 2015.

Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion in the U.S.  These shelf prospectuses expire in June 2013 and June 2014, respectively.  The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure.  The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions.  To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The timing of cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$ 2,003	$ -	$ -	$ -	$ -	$ 2,003
Risk Management Liabilities	5	8	2	-	-	15
Long-Term Debt (1)	963	1,793	1,464	2,982	6,874	14,076

(1)  Principal and interest.

Encana Corporation	51	Notes to Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities.  As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results.  Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies.  As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives.  As at December 31, 2012, Encana had $5.9 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.9 billion as at December 31, 2011) and $1.8 billion in debt that was not subject to foreign exchange exposure ($2.2 billion as at December 31, 2011).  There were no foreign exchange derivatives outstanding as at December 31, 2012.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $51 million change in foreign exchange (gain) loss at December 31, 2012 (2011 – $48 million; 2010 – $49 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities.  The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates.  There were no interest rate derivatives outstanding as at December 31, 2012.

As at December 31, 2012, the Company had no floating rate debt.  Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2011 – nil; 2010 – nil).

20. Supplementary Information

A)                    NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2012	2011	2010

Operating Activities
Accounts receivable and accrued revenues	$ 82	$ 10	$ 196
Accounts payable and accrued liabilities	(456)	94	(86)
Income tax payable and receivable	51	(119)	(2,108)
	$ (323)	$ (15)	$ (1,998)

B)                    SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2012	2011	2010

Interest Paid	$ 509	$ 486	$ 507
Income Taxes Paid, net of Amounts Recovered	$ (124)	$ (88)	$ 2,024

Notes to Consolidated Financial Statements
Encana Corporation	52	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

21. Commitments and Contingencies

COMMITMENTS

The following table outlines the Company’s commitments as at December 31, 2012:

	Expected Future Payments
(undiscounted)	2013	2014	2015	2016	2017	Thereafter	Total

Transportation and Processing	$ 905	$ 970	$ 991	$ 868	$ 829	$ 5,030	$ 9,593
Drilling and Field Services	366	114	70	48	21	51	670
Operating Leases	51	48	44	38	29	71	281
Total	$ 1,322	$ 1,132	$ 1,105	$ 954	$ 879	$ 5,152	$ 10,544

CONTINGENCIES

Encana is involved in various legal claims and actions arising in the course of the Company’s operations.  Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations.  If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined.  Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated.  The Company believes it has made adequate provision for such legal claims.

RESULTS OF INDEPENDENT INVESTIGATION

In June 2012, Encana’s independent Directors authorized its Chairman, Mr. David O’Brien, to oversee an investigation into allegations of collusion with competitors regarding land leasing in Michigan in 2010.  External legal counsel were retained in both the United States and Canada to assist in undertaking a thorough investigation, which was conducted independent of the Company’s management.  Based on the results of the investigation, the Board has concluded that Encana did not engage in such conduct.  The Company has received a subpoena from the Antitrust Division of the United States Department of Justice and a civil investigatory demand from the Michigan Attorney General and is cooperating fully with the investigations of both agencies.  It is possible that Encana may become a defendant or involved in potential legal actions, including class actions, in connection with matters relating to the allegations.

Notes to Consolidated Financial Statements
Encana Corporation	53	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

22. Supplementary Oil and Gas Information (unaudited)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, constant price and cost assumptions were applied to Encana’s annual future production from proved reserves to determine cash inflows. Future production and development costs assume the continuation of existing economic, operating and regulatory conditions.  Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Encana’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted to the extent provided by contractual arrangements, such as price risk management activities, in existence at year end and to account for asset retirement obligations and future income taxes.

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

Notes to Consolidated Financial Statements
Encana Corporation	54	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

NET PROVED RESERVES (1, 2)

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil and NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total
2010
Beginning of year	5,349	5,713	11,062	35.5	41.2	76.7
Revisions and improved recovery	150	517	667	13.6	0.2	13.8
Extensions and discoveries	1,067	1,808	2,875	11.5	4.7	16.2
Purchase of reserves in place	116	81	197	0.4	0.5	0.9
Sale of reserves in place	(82)	(257)	(339)	(1.9)	(4.9)	(6.8)
Production	(483)	(679)	(1,162)	(4.8)	(3.5)	(8.3)
End of year	6,117	7,183	13,300	54.3	38.2	92.5
Developed	3,132	3,678	6,810	24.9	24.0	48.9
Undeveloped	2,985	3,505	6,490	29.4	14.2	43.6
Total	6,117	7,183	13,300	54.3	38.2	92.5
2011
Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6
Purchase of reserves in place	72	23	95	0.2	0.1	0.3
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)
End of year	6,329	6,511	12,840	95.0	38.2	133.2
Developed	3,523	3,286	6,809	39.6	24.4	64.0
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2
Total	6,329	6,511	12,840	95.0	38.2	133.2
2012
Beginning of year	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)
End of year	4,550	4,242	8,792	101.6	108.4	210.0
Developed	2,985	2,628	5,613	47.8	43.1	90.9
Undeveloped	1,565	1,614	3,179	53.8	65.3	119.1
Total	4,550	4,242	8,792	101.6	108.4	210.0

Notes:

(1)          Definitions:

a.               “Net” reserves are the remaining reserves of Encana, after deduction of estimated royalties and including royalty interests.

b.               “Proved” oil and gas reserves are those quantities of oil and gas which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

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

(2)          Encana does not file any estimates of total net proved natural gas, oil and NGL reserves with any U.S. federal authority or agency other than the Securities and Exchange Commission.

(3)          In 2012, revisions and improved recovery for natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average trailing natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.

Notes to Consolidated Financial Statements
Encana Corporation	55	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil and NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)

Reserves Pricing (2)
2010	4.38	4.03	79.43	76.22
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42

(1)          Light Sweet.

(2)          All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Future cash inflows	15,471	27,731	25,535	14,124	26,558	29,428
Less future:
Production costs	6,273	9,717	8,676	4,095	6,195	6,894
Development costs	3,424	6,424	4,971	3,572	7,189	7,539
Asset retirement obligation payments	1,693	1,762	1,876	638	597	605
Income taxes	-	784	920	555	2,730	2,966
Future net cash flows	4,081	9,044	9,092	5,264	9,847	11,424
Less 10% annual discount for estimated timing of cash flows	1,079	3,759	3,803	2,249	4,384	5,277
Discounted future net cash flows	3,002	5,285	5,289	3,015	5,463	6,147

	Total
($ millions)	2012	2011	2010

Future cash inflows	29,595	54,289	54,963
Less future:
Production costs	10,368	15,912	15,570
Development costs	6,996	13,613	12,510
Asset retirement obligation payments	2,331	2,359	2,481
Income taxes	555	3,514	3,886
Future net cash flows	9,345	18,891	20,516
Less 10% annual discount for estimated timing of cash flows	3,328	8,143	9,080
Discounted future net cash flows	6,017	10,748	11,436

Notes to Consolidated Financial Statements
Encana Corporation	56	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Balance, beginning of year	5,285	5,289	4,089	5,463	6,147	4,343
Changes resulting from:
Sales of oil and gas produced during the period	(1,808)	(1,951)	(2,032)	(2,223)	(2,653)	(2,915)
Discoveries and extensions, net of related costs	509	1,161	975	319	887	1,243
Purchases of proved reserves in place	7	55	146	8	42	77
Sales and transfers of proved reserves in place	(155)	(212)	(96)	(369)	(1,021)	(198)
Net change in prices and production costs	(1,364)	516	1,645	(2,106)	733	3,827
Revisions to quantity estimates	(1,290)	188	174	(2,858)	(336)	610
Accretion of discount	571	576	433	693	762	465
Previously estimated development costs incurred, net of change in future development costs	946	(441)	216	3,021	832	(289)
Other	(7)	54	(28)	(79)	63	144
Net change in income taxes	308	50	(233)	1,146	7	(1,160)
Balance, end of year	3,002	5,285	5,289	3,015	5,463	6,147

	Total
($ millions)	2012	2011	2010

Balance, beginning of year	10,748	11,436	8,432
Changes resulting from:
Sales of oil and gas produced during the period	(4,031)	(4,604)	(4,947)
Discoveries and extensions, net of related costs	828	2,048	2,218
Purchases of proved reserves in place	15	97	223
Sales and transfers of proved reserves in place	(524)	(1,233)	(294)
Net change in prices and production costs	(3,470)	1,249	5,472
Revisions to quantity estimates	(4,148)	(148)	784
Accretion of discount	1,264	1,338	898
Previously estimated development costs incurred, net of change in future development costs	3,967	391	(73)
Other	(86)	117	116
Net change in income taxes	1,454	57	(1,393)
Balance, end of year	6,017	10,748	11,436

Notes to Consolidated Financial Statements
Encana Corporation	57	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

RESULTS OF OPERATIONS

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Oil and gas revenues, net of royalties, transportation and processing	2,205	2,382	2,393	2,713	3,294	3,613
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	397	431	361	490	641	698
Depreciation, depletion and amortization	748	966	826	1,102	1,226	1,094
Impairments	1,822	2,249	-	2,842	-	-
Operating income (loss)	(762)	(1,264)	1,206	(1,721)	1,427	1,821
Income taxes	(191)	(335)	340	(623)	517	659
Results of operations	(571)	(929)	866	(1,098)	910	1,162

	Total
($ millions)	2012	2011	2010

Oil and gas revenues, net of royalties, transportation and processing	4,918	5,676	6,006
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	887	1,072	1,059
Depreciation, depletion and amortization	1,850	2,192	1,920
Impairments	4,664	2,249	-
Operating income (loss)	(2,483)	163	3,027
Income taxes	(814)	182	999
Results of operations	(1,669)	(19)	2,028

Oil and gas revenues, net of royalties, transportation and processing for the comparative periods ended December 31, 2011 and December 31, 2010 have been updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating costs.  Encana has updated its presentation as a result of the Canadian Division entering into firm gathering and processing agreements associated with the divestiture of two natural gas processing plants during the first quarter of 2012.  Encana believes the nature of processing costs more closely align with transportation expense.  As a result, for the twelve months ended December 31, 2011, the Company has reclassified $240 million (2010 – $239 million) from operating expense to transportation and processing expense.

CAPITALIZED COSTS

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Proved oil and gas properties	26,024	27,259	24,820	24,825	23,319	21,834
Unproved oil and gas properties	716	968	1,114	579	458	1,044
Total capital cost	26,740	28,227	25,934	25,404	23,777	22,878
Accumulated DD&A	23,962	20,906	17,985	21,236	17,294	16,051
Net capitalized costs	2,778	7,321	7,949	4,168	6,483	6,827

	Other			Total
($ millions)	2012	2011	2010	2012	2011	2010

Proved oil and gas properties	104	112	167	50,953	50,690	46,821
Unproved oil and gas properties	-	-	-	1,295	1,426	2,158
Total capital cost	104	112	167	52,248	52,116	48,979
Accumulated DD&A	104	112	167	45,302	38,312	34,203
Net capitalized costs	-	-	-	6,946	13,804	14,776

Notes to Consolidated Financial Statements
Encana Corporation	58	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COSTS INCURRED

	Canada			United States
($ millions)	2012	2011	2010	2012	2011	2010

Acquisitions
Unproved	121	261	395	235	53	97
Proved	18	149	197	5	52	44
Total acquisitions	139	410	592	240	105	141
Exploration costs	201	174	58	633	181	198
Development costs	1,366	1,857	2,156	1,094	2,265	2,304
Total costs incurred	1,706	2,441	2,806	1,967	2,551	2,643

	Total
($ millions)	2012	2011	2010

Acquisitions
Unproved	356	314	492
Proved	23	201	241
Total acquisitions	379	515	733
Exploration costs	834	355	256
Development costs	2,460	4,122	4,460
Total costs incurred	3,673	4,992	5,449

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties are excluded from the country cost centre’s depletable base as follows:

As at December 31	2012	2011

Canada	$ 716	$ 968
United States	579	458
	$ 1,295	$ 1,426

The following is a summary of the costs related to Encana’s unproved properties as at December 31, 2012:

	2012	2011	2010	Prior to 2010	Total

Acquisition Costs	$ 403	$ 280	$ 231	$ 268	$ 1,182
Exploration Costs	33	25	3	52	113
	$ 436	$ 305	$ 234	$ 320	$ 1,295

Ultimate recoverability of these costs and the timing of inclusion within the applicable country cost centre’s depletable base is dependent upon either the finding of proved natural gas and liquids reserves, expiration of leases or recognition of impairments.  Acquisition costs primarily include costs incurred to acquire or lease properties.  Exploration costs primarily include costs related to geological and geophysical studies and costs of drilling and equipping exploratory wells.

Notes to Consolidated Financial Statements
Encana Corporation	59	Prepared in accordance with U.S. GAAP in US$

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)       Certifications.  See Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)      Disclosure Controls and Procedures.  As of the end of Encana Corporation’s (“Encana”) fiscal year ended December 31, 2012, an evaluation of the effectiveness of Encana’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Encana’s management, with the participation of its principal executive officer and principal financial officers.  Based upon that evaluation, Encana’s principal executive officer and principal financial officers have concluded that as of the end of that fiscal year, Encana’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Encana in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Encana’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)      Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

(d)      Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditor’s Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

(e)       Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2012, there were no changes in Encana’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Encana’s internal control over financial reporting.

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

The Code of Ethics is available for viewing on Encana’s website at www.encana.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting:  Jeffrey G. Paulson, Corporate Secretary, Encana Corporation, 1800, 855-2nd Street S.W., P.O. Box 2850, Calgary, Alberta, Canada  T2P 2S5.  Alternatively, requests for a copy of the Code of Ethics may be made by contacting Encana’s Corporate Secretarial Department at (403) 645-2000 (Fax: (403) 645-4617). Encana intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Ethics that is required to be so disclosed and summarized, on its website at www.encana.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information–External Auditor Service Fees” in Encana’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information–Pre-Approval Policies and Procedures” in Encana’s Annual Information Form for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies—Contractual Obligations” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

Encana has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Suzanne P. Nimocks, Jane L. Peverett (Chair), Allan P. Sawin, Brian G. Shaw, Bruce G. Waterman and David P. O’Brien (ex officio).

Mine Safety Disclosure.

Not Applicable.

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

40-F4

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company’s website.  Encana operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2012 Annual Meeting of Shareholders.  However, Encana has not codified its corporate governance principles into formal guidelines for posting on its website.

Board Committee Mandates

The Mandates of Encana’s audit committee, human resources and compensation committee, and nominating and corporate governance committee are each available for viewing on Encana’s website at www.encana.com.

NYSE Statement of Governance Differences

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

A description of Encana’s corporate governance practices is included under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2012 Annual Meeting of Shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 21, 2013.

Encana Corporation

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President & Chief Financial Officer

By:	/s/ William A. Stevenson
Name:	William A. Stevenson
Title:	Executive Vice-President & Chief Accounting Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Accounting Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.4	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.5	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Certification of Chief Accounting Officer pursuant to 18 U.S.C. Section 1350

99.7	Consent of PricewaterhouseCoopers LLP

99.8	Consent of McDaniel & Associates Consultants Ltd.

99.9	Consent of Netherland, Sewell & Associates, Inc.

99.10	Consent of DeGolyer and MacNaughton

99.11	Consent of GLJ Petroleum Consultants Ltd.

101	Interactive Data Files