Form 40-F
period 2013-12-31
ENCANA CORP
filed 2014-02-20
CIK 1157806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission file number 1-15226

ENCANA CORPORATION

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada  T2P 2S5

(403) 645-2000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System, 111 8th Avenue, New York, NY  10011
(212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.     Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  740,946,505

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

Yes X                        No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933:  Form F-3 (File No. 333-187492), Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758) and Form F-10 (File No. 333-181196).

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2013, prepared in accordance with United States generally accepted accounting principles.

40-F1

Encana Corporation Annual Information Form February 20, 2014

Table of Contents

Introduction	2
Corporate Structure	3
General Development of the Business	4
Narrative Description of the Business	7
Canadian Division	8
USA Division	13
Market Optimization	16
Reserves and Other Oil and Gas Information	17
Acquisitions, Divestitures and Capital Expenditures	18
Competitive Conditions	19
Environmental Protection	19
Social and Environmental Policies	20
Employees	21
Foreign Operations	21
Directors and Officers	22
Audit Committee Information	25
Description of Share Capital	27
Credit Ratings	29
Market for Securities	30
Dividends	30
Legal Proceedings	31
Risk Factors	31
Transfer Agents and Registrars	39
Interest of Experts	39
Additional Information	39
Note Regarding Forward-Looking Statements	40
Note Regarding Reserves Data and Other Oil and Gas Information	41
Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information	A-1
Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)	B-1
Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)	C-1
Appendix D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information	D-1
Appendix E - Audit Committee Mandate	E-1

Encana Corporation	1	Annual Information Form (prepared in US$)

Introduction

This is the Annual Information Form of Encana Corporation (“Encana” or the “Company”) for the year ended December 31, 2013. In this Annual Information Form, unless otherwise specified or the context otherwise requires, reference to “Encana” or to the “Company” includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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

All financial information included in this Annual Information Form is prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”). The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2013, including required comparative information for 2012 and 2011, have been prepared in accordance with U.S. GAAP.

Readers are directed to the sections titled “Note Regarding Forward-Looking Statements” and “Note Regarding Reserves Data and Other Oil and Gas Information”.

Unless otherwise specified, all dollar amounts are expressed in U.S. dollars, all references to “dollars”, “$” or to “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.  All proceeds from divestitures are provided on a before tax basis.

Encana Corporation	2	Annual Information Form (prepared in US$)

Corporate Structure

Name and Incorporation

Encana Corporation is incorporated under the Canada Business Corporations Act (“CBCA”). Its executive and registered office is located at 4400, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

Intercorporate Relationships

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of Encana’s principal subsidiaries and partnerships as at December 31, 2013. Each of these subsidiaries and partnerships had total assets that exceeded 10 percent of Encana’s total consolidated assets or annual revenues that exceeded 10 percent of Encana’s total consolidated annual revenues as at December 31, 2013.

Subsidiaries & Partnerships	Percentage Directly or Indirectly Owned	Jurisdiction of Incorporation, Continuance or Formation

Encana USA Holdings	100	Delaware
Encana USA Investment Holdings	100	Delaware
3080763 Nova Scotia Company	100	Nova Scotia
Alenco Inc.	100	Delaware
Encana Oil & Gas (USA) Inc.	100	Delaware
Encana Marketing (USA) Inc.	100	Delaware

The above table does not include all of the subsidiaries and partnerships of Encana. The assets and annual revenues of unnamed subsidiaries and partnerships in the aggregate did not exceed 20 percent of Encana’s total consolidated assets or total consolidated annual revenues as at December 31, 2013.

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

Encana is a leading North American energy producer that is focused on developing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs. Encana’s operations also include the marketing of natural gas, oil and NGLs.  All of Encana’s reserves and production are located in North America.

Operating Segments

As at December 31, 2013, Encana’s operating and reportable segments were: (i) Canadian Division; (ii) USA Division; and (iii) Market Optimization.

•             Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Resource plays in the Division include: Cutbank Ridge in northern British Columbia, Bighorn in west central Alberta, Peace River Arch in northwest Alberta, Clearwater in southern Alberta, and Greater Sierra in northeast British Columbia. In December 2013, the Deep Panuke natural gas facility located offshore Nova Scotia commenced commercial operations. Emerging plays in the Division include the Duvernay in west central Alberta.

•             USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Resource plays in the Division include: Piceance in northwest Colorado, Jonah in southwest Wyoming, Haynesville in Louisiana, and Texas. Emerging plays in the Division include the DJ Niobrara in northern Colorado, the San Juan Basin in New Mexico and the Tuscaloosa Marine Shale in Louisiana and Mississippi.

•           Market Optimization activities are managed by the Midstream, Marketing & Fundamentals team, which is primarily responsible for the sale of the Company’s proprietary production and enhancing the associated netback price. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Corporate and Other is not an operating segment and mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instruments relate.

In 2014, Encana does not anticipate any significant change in reportable segments as a result of the business strategy announced in November 2013. However, the Company may realign certain plays to complement its capital allocation strategy, as described under the Business Objectives section of this Annual Information Form.

Encana Corporation	4	Annual Information Form (prepared in US$)

Recent Developments

Significant events which contributed to the development of Encana’s business over the last three years included the following:

2013

•             Appointed Doug Suttles as Encana’s President & Chief Executive Officer and Director of the Company in June 2013 and subsequently announced a realignment of the Company’s business strategy and corporate organizational structure in November 2013 to be implemented in 2014.

•             Announced plans to transfer Encana’s royalty business, whose assets comprise fee simple mineral title and certain royalty interests in lands located predominately in Alberta, into a separate company. Encana plans to subsequently divest a portion of its interest in the new company through an initial public offering (“IPO”) in mid-2014. Encana intends to retain a majority stake in the new company. The transaction is subject to approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals.

•           Commenced production at the Deep Panuke natural gas facility located offshore Nova Scotia in August 2013 and reached commercial operation with the issuance of the Production Acceptance Notice in December 2013.

•           Completed the divestiture of assets for proceeds of approximately $685 million in the Canadian Division which primarily includes the sale of the Jean Marie natural gas assets in the Greater Sierra resource play.

•           Completed the sale of Encana’s 30 percent interest in the proposed Kitimat liquefied natural gas (“LNG”) export terminal in British Columbia in February 2013.

2012

•             Entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia. Mitsubishi agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership, with C$1.45 billion received in February 2012. The remaining amount will be invested over the expected commitment period of approximately five years.

•           Entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain Duvernay lands in Alberta. PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands with C$1.18 billion received in December 2012. The remaining amount will be received over the expected commitment period of approximately four years.

•           Entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho agreed to acquire a royalty interest in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho agreed to invest approximately C$600 million for a 32.5 percent gross overriding royalty, with C$100 million received in April 2012. The remaining amount will be received over the expected commitment period of approximately seven years.

•             Entered into a long-term joint venture agreement with a Nucor Corporation subsidiary (“Nucor”), under which Nucor will earn a 50 percent working interest in certain natural gas wells to be drilled over the next 20 years in the Piceance Basin in Colorado. Nucor agreed to pay its share of well costs plus a portion attributable to Encana’s interest.

•             Entered into a joint venture agreement with Exaro Energy III LLC (“Exaro”) in March 2012 under which Exaro agreed to invest approximately $380 million over the next five years to earn a 32.5 percent working interest in certain sections of the Jonah field in Wyoming.

Encana Corporation	5	Annual Information Form (prepared in US$)

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

•           Completed divestitures for total proceeds of $891 million, which included Encana’s interest in the Cabin natural gas processing plant in British Columbia, the Fort Lupton natural gas processing plant in Colorado and the South Piceance natural gas gathering assets in Colorado.

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

Encana Corporation	6	Annual Information Form (prepared in US$)

Narrative Description of the Business

The following map outlines the location of Encana’s North American landholdings, resource plays and emerging plays as at December 31, 2013.

Encana Corporation	7	Annual Information Form (prepared in US$)

Business Objectives

Encana’s operations are focused on exploiting long-life natural gas and oil formations.  Encana strives to identify early-stage, geographically expansive hydrocarbon-charged basins and then assembles a large land position to try to capture core resource opportunities. The Company’s operations are primarily located in Canada and the U.S.  All of Encana’s reserves and production are located in North America.

In November 2013, Encana announced a new strategy that is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the following key business objectives:

•                  Balance the commodity portfolio

•                  Exercise a disciplined capital allocation strategy

•                  Maintain portfolio flexibility to respond to changing market conditions

•                  Improve capital and operational efficiency and reduce cost structure

•                  Preserve balance sheet strength

The Company has a history of leveraging technology to unlock resources and build the underlying productive capacity at a low cost. The Company’s resource play hub model is a manufacturing-style development approach, which utilizes integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved across Encana’s expansive portfolio through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

As part of the new strategy, Encana may realign certain plays to complement its capital allocation strategy.  In 2014, Encana’s capital allocation strategy is focused on accelerating growth from a limited number of high return, scalable projects, while optimizing production performance from the remainder of the Company’s resource base.

Canadian Division

As of December 31, 2013, the Canadian Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Resource plays in the Division include: Cutbank Ridge in northern British Columbia, Bighorn in west central Alberta, Peace River Arch in northwest Alberta, Clearwater in southern Alberta, and Greater Sierra in northeast British Columbia. In December 2013, the Deep Panuke natural gas facility located offshore Nova Scotia commenced commercial operations. Emerging plays in the Division include the Duvernay in west central Alberta. In 2014, as part of Encana’s new strategy, the Company may realign certain plays to complement its capital allocation strategy, as described in the Business Objectives section of this Annual Information Form.

In 2013, the Canadian Division had total capital investment of approximately $1,365 million and drilled approximately 390 net wells.  Production after royalties averaged approximately 1,432 MMcf/d of natural gas and approximately 30.4 Mbbls/d of oil and NGLs.  At December 31, 2013, the Canadian Division had an established land position in Canada of approximately 8.9 million gross acres (7.0 million net acres), including approximately 4.2 million gross undeveloped acres (3.2 million net acres).

Mineral rights on certain of Encana’s total net acreage are owned in fee simple mineral title, which means that the mineral rights are held by Encana in perpetuity and production is subject to a mineral tax that is generally less than the Crown royalty imposed on production from Crown land where the government owns the mineral rights. In November 2013, Encana announced plans to transfer fee simple mineral titles into a separate company and subsequently divest a portion of Encana’s interest in the new company through an IPO in mid-2014, as described in the Recent Developments section of this Annual Information Form.

Encana Corporation	8	Annual Information Form (prepared in US$)

The following tables summarize the Canadian Division landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working Interest
(thousands of acres at December 31, 2013)	Gross	Net	Gross	Net	Gross	Net
Cutbank Ridge	309	167	642	334	951	501	53%
Bighorn	187	139	298	252	485	391	81%
Peace River Arch	289	169	497	428	786	597	76%
Clearwater	3,622	3,124	1,726	1,518	5,348	4,642	87%
Greater Sierra	50	28	394	334	444	362	82%
Other and emerging	190	159	690	350	880	509	58%
Total Canadian Division	4,647	3,786	4,247	3,216	8,894	7,002	79%

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2013) (1)	Gross	Net	Gross	Net	Gross	Net
Cutbank Ridge	772	690	-	-	772	690
Bighorn	354	315	16	6	370	321
Peace River Arch	459	379	24	16	483	395
Clearwater	12,391	11,461	193	169	12,584	11,630
Greater Sierra	91	46	-	-	91	46
Other and emerging	33	19	-	-	33	19
Total Canadian Division	14,100	12,910	233	191	14,333	13,101

Note:

(1)          Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2013	2012	2013	2012

Cutbank Ridge	542	451	2.0	1.6
Bighorn	256	244	10.3	7.0
Peace River Arch	134	109	10.4	3.6
Clearwater	374	403	10.2	8.8
Greater Sierra	159	201	0.3	0.6
Other and emerging	45	1	0.7	0.2
Total Canadian Division	1,510	1,409	33.9	21.8

Encana Corporation	9	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2013	2012	2013	2012

Cutbank Ridge	506	433	1.8	1.5
Bighorn	255	242	8.9	5.8
Peace River Arch	133	108	8.7	2.9
Clearwater	335	374	9.9	8.6
Greater Sierra	156	200	0.3	0.5
Other and emerging	47	2	0.8	0.1
Total Canadian Division	1,432	1,359	30.4	19.4

Resource Plays and Activities in the Canadian Division

Cutbank Ridge

Cutbank Ridge is a resource play located in the Canadian Rocky Mountain foothills, southwest of Dawson Creek, British Columbia. Key producing horizons in Cutbank Ridge include the Montney, and to a lesser degree the Cadomin and Doig formations. The Montney is exclusively being developed with horizontal well technology. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2013, Encana drilled approximately 30 net wells in the area and production after royalties averaged approximately 506 MMcf/d of natural gas and approximately 1.8 Mbbls/d of NGLs.

At December 31, 2013, Encana controlled approximately 426,000 gross undeveloped acres (220,000 net acres) covering the deep basin Montney formation in British Columbia, with approximately 83,000 net acres located within Encana’s core development area near Dawson Creek. Encana has tested Montney extensively over the last several years and by applying advanced technology has reduced overall development costs significantly, achieving approximately 70 percent reduction in costs on a completed interval basis since 2006.

Encana has a partnership agreement with Mitsubishi to jointly develop certain Cutbank Ridge lands.  Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for its 40 percent partnership interest, of which approximately C$1.8 billion has been received.  In addition to its 40 percent of the partnership’s future capital funding investment, Mitsubishi is required to invest the remaining amount of approximately C$1.1 billion over the remaining expected commitment period, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that period. Encana proportionately consolidates 60 percent interest in the partnership, including reserves.

As at December 31, 2013, Encana has natural gas processing capacity of approximately 740 MMcf/d with six plants located in Alberta and British Columbia, with commitment terms ranging from two to twenty years and plant capacities from 50 MMcf/d to 200 MMcf/d. Of the total processing capacity, approximately 260 MMcf/d is used to process natural gas for the partnership with Mitsubishi.

Bighorn

Bighorn is a resource play located in west central Alberta. The focus is on exploiting multi-zone stacked Cretaceous sands in the Deep Basin. In 2013, Encana drilled approximately 21 net wells in the area and production after royalties averaged approximately 255 MMcf/d of natural gas and approximately 8.9 Mbbls/d of oil and NGLs. At December 31, 2013, Encana controlled approximately 298,000 gross undeveloped acres (252,000 net acres) in the resource play.

Encana has a 70 percent ownership interest in the Resthaven gas plant and a 50 percent ownership interest in the Kakwa gas plant, with combined processing capacity of approximately 160 MMcf/d (net 100 MMcf/d to Encana).  Encana has an agreement with an unrelated third party to expand the Resthaven plant’s gas processing and NGL extraction capacity by an additional 200 MMcf/d in two phases. Completion of the first phase is expected in mid-2014.

Encana Corporation	10	Annual Information Form (prepared in US$)

Encana has current processing capacity of approximately 235 MMcf/d at the Musreau plant under a seven year commitment with a third party. Current net liquids production from the deep cut facility is approximately 7.2 Mbbls/d after royalties.

Peace River Arch

Peace River Arch is a resource play located in northwest Alberta.  The focus is on the continued development of the Montney formation in Alberta.  In 2013, Encana drilled approximately 39 net wells in the area and production after royalties averaged approximately 133 MMcf/d of natural gas and approximately 8.7 Mbbls/d of oil and NGLs. At December 31, 2013, Encana controlled approximately 256,000 gross undeveloped acres (235,000 net acres) in the Montney formation.

Encana holds an approximate 60 percent ownership interest in the Sexsmith plant, which has a total capacity of approximately 210 MMcf/d (net 125 MMcf/d to Encana).  The Company also has current compression and gathering capacity of 61 MMcf/d under a 20 year commitment with a third party.  Under this agreement, the third party has agreed to complete an expansion project which will increase the capacity to 161 MMcf/d.  Completion is expected in 2014.

Encana has current processing capacity of approximately 90 MMcf/d at the Gordondale sour gas deep cut plant under a ten year commitment. The deep cut facility has averaged net liquids production of approximately 3.6 Mbbls/d after royalties.

Clearwater

Clearwater is a resource play that extends from the U.S. border to central Alberta and includes natural gas and oil resources. Natural gas development has been focused on the Horseshoe Canyon coals which is integrated with shallower sands and exploiting deeper targets using an integrated wellbore strategy. Encana is in the early stages of oil development from multiple oil horizons.

Encana has an agreement with Toyota Tsusho under which Toyota Tsusho will acquire a 32.5 percent gross overriding royalty interest over a five year period in natural gas production from a portion of Encana’s Clearwater resource play. Toyota Tsusho has invested C$227 million and is required to further invest approximately C$373 million over the remaining commitment period.

In 2013, Encana drilled approximately 238 net natural gas wells and 45 net oil wells.  Production after royalties averaged approximately 335 MMcf/d of natural gas and approximately 9.9 Mbbls/d of oil and NGLs.  At December 31, 2013, Encana controlled approximately 1.7 million gross undeveloped acres (1.5 million net acres) in the resource play.  Approximately 81 percent of the total net acreage landholdings in Clearwater are owned in fee simple mineral title.

In November 2013, Encana announced plans to transfer the Company’s royalty business, whose assets comprise fee simple mineral title and certain royalty interests in lands located predominately in Alberta, into a separate company. Encana plans to subsequently divest a portion of its interest in the new company through an IPO in mid-2014.

Greater Sierra

Greater Sierra is a resource play located in northeast British Columbia. The continued focus is on the development of the Devonian aged Horn River shales. In 2013, Encana drilled approximately five net wells in the area and production after royalties averaged approximately 156 MMcf/d of natural gas and approximately 0.3 Mbbls/d of oil and NGLs.

At December 31, 2013, Encana controlled approximately 193,000 gross undeveloped acres (159,000 net acres) in the Horn River Basin shales. Horn River Basin shales (Muskwa, Otter Park and Evie) within Encana’s focus area are upwards of 500 feet thick. At December 31, 2013, these shales have been evaluated with approximately 136 gross wells (14 vertical and 122 horizontal), 91 of which have been placed on long-term production (one vertical and 90 horizontal).  In 2013, Encana divested its acreage in the Jean Marie formation.

Encana Corporation	11	Annual Information Form (prepared in US$)

Encana has gas processing capacity of approximately 570 MMcf/d (net 285 MMcf/d) at various facilities in the area. In 2013, Encana completed the transfer of a processing commitment to a third party related to the Cabin natural gas processing plant located in British Columbia. Encana has an additional processing commitment related to a planned expansion of the Cabin plant for which commissioning and expansion was suspended in 2012.

Duvernay

The Duvernay is an emerging liquids play located in west central Alberta.  At December 31, 2013, Encana controlled approximately 492,000 gross undeveloped acres (263,000 net acres). In 2013, Encana drilled approximately 12 net exploration wells. Net production after royalties averaged 4 MMcf/d of natural gas and 0.7 Mbbls/d of liquids.

Encana has an agreement with PetroChina to jointly explore and develop certain Duvernay lands. Under the agreement, PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina has invested approximately C$1.33 billion and will further invest approximately C$850 million over the remaining commitment period, which will be used to fund half of Encana’s capital funding commitment.

Atlantic Canada

Encana is the owner and operator of the Deep Panuke gas field located offshore Nova Scotia, approximately 250 kilometres southeast of Halifax on the Scotian shelf. Natural gas from Deep Panuke is produced and processed by an offshore Production Field Centre (“PFC”) which is designed to process up to 300 MMcf/d from four wells. Produced gas is transported to Goldboro, Nova Scotia, via subsea pipeline which interconnects with the Maritimes & Northeast Pipeline, where the natural gas is ultimately transported to markets in eastern Canada and the northeast U.S.

In December 2013, the PFC commenced commercial operation with the issuance of the Production Acceptance Notice.  In 2013, natural gas production after royalties averaged approximately 41 MMcf/d. Encana sells all natural gas produced from Deep Panuke under a long term physical sales contract at the prevailing market prices in that region.

At December 31, 2013, Encana controlled approximately 76,000 gross acres (32,000 net acres) in Atlantic Canada, which includes Nova Scotia and Newfoundland and Labrador. Encana operates six of its nine licenses in these areas and has an average working interest of approximately 42 percent.

Encana Corporation	12	Annual Information Form (prepared in US$)

USA Division

As of December 31, 2013, the USA Division includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.  Resource plays in the Division include: Piceance in northwest Colorado, Jonah in southwest Wyoming, Haynesville in Louisiana, and Texas. Emerging plays in the Division include the DJ Niobrara in northern Colorado, the San Juan Basin in New Mexico and the Tuscaloosa Marine Shale in Louisiana and Mississippi. In 2014, as part of Encana’s new strategy, the Company may realign certain plays to complement its capital allocation strategy, as described in the Business Objectives section of this Annual Information Form.

In 2013, the USA Division had total capital investment of approximately $1,283 million and drilled approximately 237 net wells.  Production after royalties averaged approximately 1,345 MMcf/d of natural gas and approximately 23.5 Mbbls/d of oil and NGLs.  At December 31, 2013, the USA Division had an established land position of approximately 3.1 million gross acres (2.6 million net acres) including approximately 2.4 million gross undeveloped acres (2.1 million net acres).

The following tables summarize the USA Division landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working Interest
(thousands of acres at December 31, 2013)	Gross	Net	Gross	Net	Gross	Net
Piceance	273	254	592	545	865	799	92%
Jonah	19	19	115	103	134	122	91%
Haynesville	178	99	97	66	275	165	60%
Texas	14	9	93	54	107	63	59%
Other and emerging	219	171	1,494	1,312	1,713	1,483	87%
Total USA Division	703	552	2,391	2,080	3,094	2,632	85%

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2013) (1)	Gross	Net	Gross	Net	Gross	Net
Piceance	3,726	3,060	6	2	3,732	3,062
Jonah	1,553	1,208	-	-	1,553	1,208
Haynesville	552	269	-	-	552	269
Texas	193	150	-	-	193	150
Other and emerging	2,083	1,340	187	163	2,270	1,503
Total USA Division	8,107	6,027	193	165	8,300	6,192

Note:

(1)          Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2013	2012	2013	2012

Piceance	533	556	5.9	2.5
Jonah	415	529	6.1	5.3
Haynesville	436	591	-	-
Texas	180	219	-	0.1
Other and emerging	101	113	16.8	6.2
Total USA Division	1,665	2,008	28.8	14.1

Encana Corporation	13	Annual Information Form (prepared in US$)

Production (After Royalties)	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)
(average daily)	2013	2012	2013	2012

Piceance	455	475	5.1	2.2
Jonah	323	411	4.7	4.1
Haynesville	348	475	-	-
Texas	136	167	-	0.1
Other and emerging	83	94	13.7	5.2
Total USA Division	1,345	1,622	23.5	11.6

Resource Plays and Activities in the USA Division

Piceance

Piceance is a resource play located in northwest Colorado. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. In addition to Williams Fork, Encana has begun exploration drilling in the Niobrara and Mancos formations, which are thick shales predominant throughout the basin. In 2013, production after royalties averaged approximately 455 MMcf/d of natural gas and approximately 5.1 Mbbls/d of oil and NGLs. At December 31, 2013, Encana controlled approximately 592,000 gross undeveloped acres (545,000 net acres).

Encana has a long-term joint venture agreement with Nucor under which Nucor will earn a 50 percent working interest in certain natural gas wells to be drilled in Piceance over the commitment period.  Under the agreement, Nucor agreed to pay its share of well costs plus a portion attributable to Encana’s interest.

In addition, Encana has several other existing joint venture arrangements to develop portions of the Piceance Basin.  In 2013, Encana drilled approximately 85 net wells, of which 81 were drilled primarily using third party funds.  For the remaining term of the joint venture arrangements, it is expected that Encana will drill approximately 2,667 net wells which will be partially funded by third parties.

Encana has current processing capacity of approximately 280 MMcf/d under commitments with remaining terms of up to 13 years. In 2012, the Company renegotiated certain gathering and processing agreements, which resulted in Encana receiving additional NGLs volumes from the Company’s processed gas in the Piceance and Jonah areas.

Jonah

Jonah is a resource play located in the Green River Basin in southwest Wyoming. Production is from the Lance formation, which contains vertically stacked sands that exist at depths between 8,500 and 13,000 feet. In 2013, production after royalties averaged approximately 323 MMcf/d of natural gas and approximately 4.7 Mbbls/d of oil and NGLs.  At December 31, 2013, Encana controlled approximately 115,000 gross undeveloped acres (103,000 net acres).

Historically, Encana’s operations have been conducted in the over-pressured core portion of the field. Within the over-pressured area, Encana plans to drill the field to 10 acre spacing with higher densities in some areas. Outside of the over-pressured area, Encana owns approximately 114,000 gross undeveloped acres (101,000 net acres), where 40 acre and possibly 20 acre drilling potential exists.

Encana has two existing joint venture agreements whereby the partners earn working interest in certain areas of the Jonah field. In 2013, Encana drilled approximately 88 gross wells (49 net wells), all of which were drilled primarily using third party funds. Over the next two years, Encana expects to drill approximately 110 gross wells (64 net wells) primarily using third party funds under existing arrangements.

Encana Corporation	14	Annual Information Form (prepared in US$)

Haynesville

The Haynesville shale is a resource play located in Louisiana. The focus is on maximizing gas recovery in the Haynesville and Mid-Bossier horizons.  Encana has developed the lands using a multi-well pad approach in key areas. In 2013, Encana drilled approximately 19 net wells in the area and production after royalties averaged approximately 348 MMcf/d of natural gas. At December 31, 2013, Encana controlled approximately 97,000 gross undeveloped acres (66,000 net acres), with the majority of the leaseholds in north Louisiana being located in the DeSoto and Red River parishes.

Encana has current processing capacity in Haynesville of approximately 1,070 MMcf/d under commitment terms through to 2020. In 2012, Encana secured the regulatory approval of cross unit lateral wells, enabling horizontal wells with lengths of approximately 7,500 feet.

Texas

Texas is a resource play with operations primarily located in East Texas. The focus is on tight gas with multi-zone targets in the Bossier and Cotton Valley zones, as well as shale gas in the Haynesville and Mid-Bossier horizons.  In 2013, Encana drilled approximately one net well in Texas and production after royalties averaged approximately 136 MMcf/d of natural gas. At December 31, 2013, Encana controlled approximately 93,000 gross undeveloped acres (54,000 net acres).

DJ Niobrara

The DJ Niobrara is an emerging liquids play located in the DJ Basin in northern Colorado. The primary formation targets in the basin are the Codell, J-Sand and the Niobrara. At December 31, 2013, Encana controlled approximately 8,800 gross undeveloped acres (8,400 net acres). In 2013, Encana drilled approximately 34 net horizontal wells with an average effective length of 4,700 feet. Production after royalties averaged approximately 39 MMcf/d of natural gas and approximately 8.4 Mbbls/d of oil and NGLs.

San Juan

San Juan is an emerging oil play located in the San Juan Basin in New Mexico. The primary formation targets in the basin are the Gallup and Mancos silt.  Encana has established a significant land position in the play. At December 31, 2013, Encana controlled approximately 322,000 gross undeveloped acres (181,000 net acres). In 2013, Encana drilled approximately 19 net horizontal wells with an average effective length of 4,300 feet. Production after royalties averaged approximately 3 MMcf/d of natural gas and approximately 1.4 Mbbls/d of oil and NGLs.

Tuscaloosa Marine Shale

The Tuscaloosa Marine Shale is an emerging oil play located in Louisiana and Mississippi. Encana has established a significant land position in the play. At December 31, 2013, Encana controlled approximately 317,000 gross undeveloped acres (302,000 net acres). In 2013, Encana drilled approximately three net horizontal wells, with an average effective length of 5,944 feet. Production after royalties averaged approximately 1.1 Mbbls/d of oil and NGLs.

Other Activity

Encana has established a land position in the Eaglebine oil play located in the East Texas Basin. At December 31, 2013, Encana controlled approximately 59,000 gross undeveloped acres (57,000 net acres). In 2013, Encana drilled approximately six net horizontal wells, with an average effective length of 7,856 feet.

Encana has established a significant land position in the Collingwood/Utica Shale liquids play located in Michigan.  At December 31, 2013, Encana controlled approximately 387,000 gross undeveloped acres (387,000 net acres). In 2013, Encana drilled approximately two net horizontal wells, with an average effective length of 7,380 feet.

Encana Corporation	15	Annual Information Form (prepared in US$)

Market Optimization

Market Optimization activities are managed by Encana’s Midstream, Marketing & Fundamentals team, which is responsible for the sale of the Company’s proprietary production and enhancing the associated netback price. Market Optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Encana’s produced natural gas is primarily marketed to local distribution companies, industrials, other producers and energy marketing companies. Prices received by Encana are based primarily upon prevailing index prices for natural gas in the region in which it is sold. Prices are impacted by regional supply and demand for natural gas and by competing fuels in such markets.

Encana sells its oil, NGLs and condensate to markets in Canada and the U.S.  Sales are normally executed under spot, monthly evergreen and term contracts with delivery to major pipeline/sales hubs at current market prices. In addition, Encana holds interests in two power assets, the Cavalier and Balzac Power Stations in Alberta.

As part of ordinary business operations, Encana has a number of delivery commitments to provide natural gas under existing contracts and agreements. The majority of Encana’s production is sold under short term contracts at the relevant market price at the time that the product is sold. Encana sells all natural gas produced from Deep Panuke under a long term physical sales contract at prevailing market prices in that region. As at December 31, 2013, Encana had no material long term fixed price physical sales contracts or delivery contracts.

Encana seeks to mitigate the market risk associated with future cash flows by entering into various risk management contracts relating to produced natural gas, liquids and power.  Details of those contracts related to Encana’s various risk management positions are found in Note 21 to Encana’s audited Consolidated Financial Statements for the year ended December 31, 2013 which are available via the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

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

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGLs reserves annually. In 2013, Encana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton.

Encana’s Vice-President, Corporate Reserves & Competitor Analysis and six other staff under this individual’s direction oversaw the preparation of the reserves estimates by the IQREs. This internal staff consisted of four professional engineers, one engineering technologist and two business analysts with a combined relevant experience of over 100 years. The engineering staff were all members of the appropriate professional associations as well as being members of various industry associations such as the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Encana has a Reserves Committee composed of independent board members that reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs. Annually, the Reserves Committee recommends the selection of IQREs to the Board of Directors for its approval.

The evaluations by the IQREs are conducted from the fundamental petrophysical, geological, engineering, financial and accounting data. Processes and procedures are in place to ensure that the IQREs are in receipt of all relevant information. Reserves are estimated based on material balance analysis, decline analysis, volumetric calculations or a combination of these methods, in all cases having regard to economic considerations. In the case of producing reserves, the emphasis is on decline analysis where volumetric analysis is considered to limit forecasts to reasonable levels. Non-producing reserves are estimated by analogy to producing offsets, with consideration of volumetric estimates of in place quantities. All locations to which proved undeveloped reserves have been assigned are subject to a development plan adopted by Encana’s management.

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

The following table summarizes Encana’s net capital investment for 2013 and 2012.

($ millions)	2013	2012
Capital Investment
Canadian Division	1,365	1,567
USA Division	1,283	1,727
Market Optimization	3	7
Corporate & Other	61	175
	2,712	3,476
Acquisitions
Canadian Division	28	139
USA Division	156	240

Divestitures
Canadian Division	(685)	(3,770)
USA Division	(18)	(271)
Corporate & Other	(2)	(2)
Net Acquisitions and Divestitures	(521)	(3,664)
Net Capital Investment	2,191	(188)

Capital investment during 2013 reflected the Company’s disciplined capital spending which focused on investment in Encana’s highest return resource plays, investments in opportunities where development has demonstrated success and executing drilling programs with joint venture partners. Acquisitions primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestiture proceeds for 2013 in the Canadian Division included the sale of the Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia and other assets. For additional information, see “General Development of the Business – Recent Developments – 2013”.

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

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2013, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred over the life of the reserves is approximately $4.3 billion. As at December 31, 2013, Encana has recorded an asset retirement obligation of $966 million.

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

The Health & Safety Policy recognizes that all occupational injuries and illnesses are preventable and states Encana’s goal of achieving a workplace free of recognized hazards, occupational injuries and illnesses. The Policy provides all personnel working on an Encana location with the authority and responsibility to stop work without repercussions when an unsafe situation is recognized or suspected.

The Policies and any revisions are approved by Encana’s Senior Management Team and its Board of Directors. Accountability for implementation of the Policies is at the operational level within Encana’s organizational structure. The operating teams have established processes to evaluate risks and programs have been implemented to minimize those risks. Coordination and oversight of the Policies resides with Encana’s Policy, Environment and Sustainability group.

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

•

An Environmental Innovation Fund with a mandate to make investments in projects that economically improve the environmental performance of the Company through the development and implementation of innovative technology.

Encana Corporation	20	Annual Information Form (prepared in US$)

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

•	An internal corporate EH&S audit program that evaluates Encana’s compliance with the expectations and requirements of the EH&S management system;

•	A Business Code of Conduct which establishes Encana’s commitment to conducting business ethically and legally and to which employees, contractors and directors are held accountable; and

•

Related policies and practices such as an Anti-Fraud Policy, a Conflict of Interest Policy, a Prevention of Corruption Policy, an Alcohol and Drug Policy, a Political Contributions Policy, an Information Management Policy, an Acceptance of Gifts Practice and a Lobbying Practice which outline Encana’s expectations of employee, contractor and director behaviors that are consistent with leading ethical business practices.

In addition, Encana’s Board of Directors approves such policies, and is advised of significant contraventions thereof, and receives updates on trends, issues or events which could have a significant impact on the Company.

Employees

At December 31, 2013, Encana employed 3,303 employees as set forth in the following table.

Employees
Canadian Division	1,416
USA Division	1,342
Corporate	545
Total	3,303

The Company also engages a number of contractors and service providers.

Foreign Operations

As at December 31, 2013, all of Encana’s reserves and production were located in North America, which limits Encana’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Encana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash.

Encana Corporation	21	Annual Information Form (prepared in US$)

Directors and Officers

The following information is provided for each director and executive officer of Encana as at the date of this Annual Information Form.

Directors

Name & Municipality of Residence	Director Since (1)	Principal Occupation

Clayton H. Woitas (5,7) Calgary, Alberta, Canada	2008	Chairman Encana Corporation Chairman & Chief Executive Officer Range Royalty Management Ltd. (Private oil & gas company)

Peter A. Dea (3,5,6) Denver, Colorado, U.S.A.	2010	President & Chief Executive Officer Cirque Resources LP (Private oil & gas company)

Claire S. Farley (3,5,6) Houston, Texas, U.S.A.	2008	Member KKR Management LLC (Public global investment firm)

Fred J. Fowler (3,4) Houston, Texas, U.S.A.	2010	Corporate Director

Suzanne P. Nimocks (2,4,5) Houston, Texas, U.S.A.	2010	Corporate Director

David P. O’Brien, O.C. Calgary, Alberta, Canada	1990	Corporate Director

Jane L. Peverett (2,5,6) West Vancouver, British Columbia, Canada	2003	Corporate Director

Brian G. Shaw (2,4) Toronto, Ontario, Canada	2013	Corporate Director

Douglas J. Suttles (8) Calgary, Alberta, Canada	2013	President & Chief Executive Officer Encana Corporation

Bruce G. Waterman (2,4) Calgary, Alberta, Canada	2010	Corporate Director

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

(2)          Member of Audit Committee.

(3)          Member of Corporate Responsibility, Environment, Health and Safety Committee.

(4)          Member of Human Resources and Compensation Committee.

(5)          Member of Nominating and Corporate Governance Committee.

(6)          Member of Reserves Committee.

(7)          Ex officio non-voting member of all other committees. As an ex officio non-voting member, Mr. Woitas attends as his schedule permits and may vote when necessary to achieve a quorum.

(8)          As an officer of Encana and a non-independent director, Mr. Suttles is not a member of any Board Committees.

Encana Corporation	22	Annual Information Form (prepared in US$)

Encana does not have an Executive Committee of its Board of Directors.

At the date of this Annual Information Form, there are 10 directors of the Company. All of the current directors were elected at the last annual meeting of shareholders held on April 23, 2013, except for Douglas J. Suttles, who was appointed by the Board of Directors effective June 10, 2013.  At the next annual meeting, shareholders will be asked to elect as directors each of the individuals listed in the above table, except for David P. O’Brien, who has reached the Company’s mandatory retirement age. The Company’s mandatory retirement age restrictions, which have been established by the Board of Directors, stipulate that a director may not stand for re-election after reaching the age of 71.

Executive Officers

Name & Municipality of Residence	Corporate Office

Douglas J. Suttles Calgary, Alberta, Canada	President & Chief Executive Officer

Sherri A. Brillon Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer

David G. Hill Denver, Colorado, U.S.A.	Executive Vice-President, Exploration & Business Development

Terrence J. Hopwood Calgary, Alberta, Canada	Executive Vice-President & General Counsel

Michael G. McAllister Calgary, Alberta, Canada	Executive Vice-President & Chief Operating Officer

D. Ryder McRitchie Calgary, Alberta, Canada	Vice-President, Investor Relations & Communications

Renee E. Zemljak Denver, Colorado, U.S.A.	Executive Vice-President, Midstream, Marketing & Fundamentals

Encana Corporation	23	Annual Information Form (prepared in US$)

During the last five years, all of the directors and executive officers have served in various capacities with Encana or its predecessor companies or have held the principal occupation indicated opposite their names except for the following:

Mr. Suttles joined Encana in June 2013. From March 2011 until June 2013, he was an independent businessman performing consulting services in the oil and gas industry and serving on the boards of Ceres, Inc. (a publicly traded energy crop company) and NEOS GeoSolutions (a privately held geosciences company). Mr. Suttles was Chief Operating Officer at BP Exploration & Production from January 2009 until March 2011.  From December 2006 until December 2008, Mr. Suttles was the President of BP Alaska.

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

Mr. Fowler is a director of Spectra Energy Partners, LP (a public entity). He was Chairman of Spectra Energy Partners, LP from October 2008 until November 2013. He was President & Chief Executive Officer of Spectra Energy Corp. (a natural gas gathering, processing and mainline transportation company) from December 2006 to December 2008 and served as a director from December 2006 to May 2009.

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

Mr. Hopwood was Senior Vice President and General Counsel of Suncor Energy Inc. (a public oil and gas company) from 2002 to February 2011.

All of the directors and executive officers of Encana listed above, as a group, beneficially owned or controlled or directed, directly or indirectly, as of February 12, 2014, an aggregate of 348,707 common shares representing 0.05 percent of the issued and outstanding voting shares of Encana, and held options to acquire an aggregate of 2,775,677 additional common shares.

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

Composition of the Audit Committee

The Audit Committee consists of four members, all of whom are independent and financially literate in accordance with the definitions in National Instrument 52-110 Audit Committees. The relevant education and experience of each Audit Committee member is outlined below.

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

Jane L. Peverett (Audit Committee Chair)

Ms. Peverett holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University), together with a designation as a Certified Management Accountant and a Canadian Security Analyst Certificate. She is also a Fellow of The Society of Management Accountants (FCMA). Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), the B.C. Ferry Authority, Associated Electric & Gas Insurance Services Limited (a private mutual insurance company), Postmedia Network Canada Corp. and Postmedia Network Inc. (a public publishing company). She is also the Audit Committee Chair of Canadian Imperial Bank of Commerce. She was President and Chief Executive Officer of BCTC (electrical transmission) from April 2005 to January 2009 and was previously Vice President, Corporate Services and Chief Financial Officer of BCTC from June 2003 to April 2005. In her 18-year career with the Westcoast Energy Inc./Duke Energy Corporation group of companies, she held senior executive positions with Union Gas Limited (Ontario), including President, President and Chief Executive Officer, Senior Vice President Sales & Marketing and Chief Financial Officer, among others.

Brian G. Shaw

Mr. Shaw is a Chartered Financial Analyst, holds a Masters of Business Administration (University of Alberta) and a Bachelor of Commerce (University of Alberta) and is a Corporate Director. Mr. Shaw is a director of Patheon Inc. (a publicly listed provider of drug development and manufacturing services), Manulife Bank of Canada (a private chartered bank) and Manulife Trust Company (a private trust company) and Ivey Canadian Exploration Ltd. (a private exploration company). He is also the Chairman of the Audit Committee of Patheon Inc. and a member of the Audit Committees of Manulife Bank of Canada and Manulife Trust Company. He has experience in corporate finance, capital markets, investing activities and corporate governance gained through his executive level position at CIBC World Markets Inc., which included his role as Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

Bruce G. Waterman

Mr. Waterman holds a Bachelor of Commerce (Queen's University) and a designation as a Chartered Accountant.  He is also a Fellow of the Chartered Accountants (FCA). Mr. Waterman is a director of Enbridge Income Fund Holdings Inc. and a trustee of Enbridge Commercial Trust. He is also a director of Irving Oil Limited. He was Executive Vice President of Agrium Inc. (a public agricultural company), where he held senior roles as Chief Financial Officer, as well as in Business Development and Strategy, from April 2000 through to his retirement in January 2013. Prior to joining Agrium, Mr. Waterman was the Vice-President & Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000.  Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company. At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance, accounting and business development.

Encana Corporation	25	Annual Information Form (prepared in US$)

The above list does not include Clayton H. Woitas who is an ex officio member of the Audit Committee.

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

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2013 and 2012.

(C$ thousands)	2013	2012
Audit Fees (1)	3,583	3,393
Audit-Related Fees (2)	312	132
Tax Fees (3)	415	361
All Other Fees(4)	4	4
Total	4,314	3,890

Notes:

(1)          Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)          Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2013 and 2012, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosure.

(3)          Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2013 and 2012, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)          During fiscal 2013 and 2012, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”) Regulation S-X in 2013 or 2012.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of December 31, 2013, there were approximately 740.9 million common shares outstanding and no preferred shares outstanding.

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

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date that the options were issued. Options granted under the plans are generally fully exercisable between three to four years and expire five years after the grant date.

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

The Company has a shareholder rights plan (the “Plan”) that was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company. The Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Encana’s common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the separation time and before certain expiration times, to acquire one common share at 50 percent of the market price at the time of exercise. The Plan was reconfirmed at the Company’s 2013 annual meeting of shareholders and must be reconfirmed at every third annual meeting thereafter.

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

Credit Ratings

The following information relating to Encana's credit ratings is provided as it relates to Encana's financing costs and liquidity.  Specifically, credit ratings affect Encana’s ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of Encana to engage in certain collateralized business activities on a cost effective basis depends on the Company maintaining competitive credit ratings.  A reduction in the current ratings on the Company's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of, entering into normal course derivative transactions for risk management activities.

The following table outlines the ratings issued by the respective rating agencies as of February 12, 2014.

	Standard & Poor’s Ratings Services (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)
Long-Term - Senior Unsecured	BBB	Baa2	BBB
Short-Term - Commercial Paper	A-3	P-2	R-2 (mid)
Outlook/Trend	Negative	Stable	Stable

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

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitments. S&P’s short-term Canadian commercial paper ratings are on a scale that ranges from A-1 (high) to D, which represents the range from highest to lowest quality. A rating of A-3 is the fifth highest of eight categories and indicates adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. A negative outlook means that a rating may be lowered.

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

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by DBRS is within the fourth highest of ten categories and is assigned to obligations considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. DBRS’ commercial paper and short-term debt credit ratings are on a scale ranging from R-1 (high) to D, which represents the range from highest to lowest quality. A rating of R-2 (mid) is the fifth highest of ten categories and indicates that the short-term debt is of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable and the issuer may be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

Encana has paid each of S&P, Moody’s, and DBRS their customary fees in connection with the provision of the above ratings.  Encana has not made any payments to S&P, Moody’s or DBRS over the past two years for services unrelated to the provision of such ratings.

Encana Corporation	29	Annual Information Form (prepared in US$)

See “Risk Factors – A downgrade in Encana’s credit rating could increase its cost of capital and limit its access to capital, suppliers or counterparties” in this Annual Information Form.

Market for Securities

All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange under the symbol “ECA”. The following table outlines the share price trading range and volume of shares traded by month in 2013.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range			Share	Share Price Trading Range			Share
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2013
January	20.20	18.96	19.28	46.2	20.46	19.14	19.36	21.2
February	19.75	17.64	18.55	41.9	19.83	17.52	17.98	21.2
March	20.98	18.00	19.76	50.2	20.55	17.51	19.46	18.1
April	19.89	18.30	18.57	51.9	19.64	17.91	18.45	18.8
May	20.52	17.77	19.77	40.4	19.97	17.64	19.03	18.3
June	19.78	17.40	17.79	45.4	19.10	16.51	16.94	17.6
July	18.74	17.48	18.02	60.6	18.23	16.49	17.52	18.9
August	18.65	17.86	17.99	31.7	18.01	17.04	17.10	20.9
September	18.80	17.68	17.80	41.7	18.22	17.01	17.33	15.7
October	19.79	17.55	18.68	54.4	19.05	16.97	17.92	18.8
November	20.78	18.37	20.32	86.2	19.77	17.64	19.19	25.4
December	20.71	18.77	19.18	39.1	19.48	17.63	18.05	17.2

On March 25, 2013, Encana amended its Dividend Reinvestment Plan (“DRIP”) to permit the Company to issue to participating shareholders of the DRIP Encana common shares at a discount, as determined by the Board of Directors from time to time, to the average market price for the applicable dividend payment date.

On February 13, 2014, Encana announced that any future dividends in conjunction with the DRIP will be issued from Encana’s treasury without a discount to the average market price unless otherwise announced by Encana via news release.

Dividends

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. For the first three quarters of 2013, Encana paid a quarterly dividend of $0.20 per share. For the fourth quarter of 2013, Encana paid a quarterly dividend of $0.07 per share ($0.67 per share annually). During 2012 and 2011, Encana paid a quarterly dividend of $0.20 per share ($0.80 per share annually).

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

Risk Factors

If any event arising from the risk factors set forth below occurs, Encana’s business, prospects, financial condition, results of operations, cash flows or the trading prices of securities and in some cases its reputation could be materially adversely affected. When assessing the materiality of the foregoing risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, environmental, regulatory, reputational and safety aspects of the identified risk factor.

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

Encana Corporation	31	Annual Information Form (prepared in US$)

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

The Company’s business is subject to environmental regulation in all jurisdictions in which it operates and any changes in such regulation could negatively affect its results of operations.

All phases of the natural gas and liquids businesses are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, “environmental regulation”).

Environmental regulation imposes, among other things, restrictions, liabilities and obligations in connection with the use, generation, handling, storage, transportation, treatment and disposal of chemicals, hazardous substances and waste associated with the finding, production, transmission and storage of the Company’s products including the hydraulic fracturing of wells, the decommissioning of facilities and in connection with spills,  releases and emissions of various substances to the environment. It also imposes restrictions, liabilities and obligations in connection with the management of fresh or potable water sources that are being used, or whose use is contemplated, in connection with natural gas and oil operations.

Environmental regulation also requires that wells, facility sites and other properties associated with Encana’s operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental regulation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties and failure to comply with environmental regulation may result in the imposition of fines and penalties.

Although it is not expected that the costs of complying with environmental regulation will have a material adverse effect on Encana’s financial condition or results of operations, no assurance can be made that the costs of complying with environmental regulation in the future will not have such an effect.

Encana Corporation	32	Annual Information Form (prepared in US$)

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and certain air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions. However, the Canadian federal government has announced that it will align greenhouse gas emission reduction targets with the U.S.  The Canadian federal government has taken a sector-specific approach, and while progress has been made working with industry and the provinces on the development of oil and gas sector-specific regulations, the Federal government has not committed to a definitive timeline for the implementation or release of legislation. As it remains unclear what approach the U.S. federal government will take, or when, it is also unclear whether the U.S. federal government will implement economy-wide greenhouse gas emission legislation or a sector-specific approach, and what type of compliance mechanisms will be available to certain emitters. Currently, certain provinces and states, including Alberta and British Columbia, have implemented greenhouse gas emission legislation that impacts areas in which the Company operates. It is anticipated that other federal, provincial and state announcements and regulatory frameworks to address emissions will continue to emerge.

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

On June 20, 2013, the U.S. Environmental Protection Agency (the “EPA”) announced it has suspended its study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health, at Encana's Pavillion natural gas field in Wyoming. The agency has stated that the results in its 2011 draft report were inconclusive and it does not plan to finalize, seek peer review of, or rely upon the conclusions of the draft report.  Further, no aspects of the draft report will be incorporated into the EPA's larger ongoing national study of hydraulic fracturing. Instead, the EPA will support additional scientific investigation of the Pavillion groundwater being led by the Wyoming Department of Environmental Quality and the Wyoming Oil and Gas Conservation Commission. Any implication of a potential connection between hydraulic fracturing and groundwater quality may potentially subject Encana to regulatory, operational and/or reputation risks.

In the state of Colorado, several cities including Boulder, Longmont, Fort Collins, Lafayette and Broomfield, as well as the County of Boulder, have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. On January 21, 2014, a ballot initiative was filed in the state seeking to transfer the authority to regulate all for-profit companies to local government and specifically stating that local ordinances pre-empt all international, federal and state laws, except for individual fundamental rights. Though broad in nature, the ballot initiative is understood to be primarily intended to restrict oil and gas development in the state. This and other possible measures could make certain Colorado jurisdictions inaccessible to drilling in the future. Therefore, it is possible that the Company’s operations in Colorado could be impeded should such initiatives succeed. Encana continues to work with state and local governments, academics and industry leaders to develop and respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot initiatives are a possibility and will continue to monitor and respond to these developments in 2014.

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

Encana Corporation	33	Annual Information Form (prepared in US$)

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

Furthermore, estimates with respect to the reserves to be developed and produced in the future are based upon certain expectations and assumptions, including the allocation of capital, which may be subject to change.

Encana is subject to risks associated with joint ventures and partnerships.

Some of Encana's projects are conducted through joint ventures, partnerships or other arrangements, where Encana is dependent on its partners to fund their contractual share of the capital and operating expenditures related to such projects. If these partners do not approve or are unable to fund their contractual share of certain capital or operating expenditures or otherwise fulfill their obligations, this may result in project delays or additional future costs to Encana, all of which may affect the viability of such projects.

These partners may also have strategic plans, objectives and interests that do not coincide with and may conflict with those of Encana. While certain operational decisions may be made solely at the discretion of Encana in its capacity as operator of certain projects, major capital and strategic decisions affecting such projects may require agreement among the partners. While Encana and its partners generally seek consensus with respect to major decisions concerning the direction and operation of the project assets, no assurance can be provided that the future demands or expectations of any party, including Encana, relating to such assets will be met satisfactorily or in a timely manner. Failure to satisfactorily meet such demands or expectations may affect Encana's or its partners’ participation in the operation of such assets or the timing for undertaking various activities, which could negatively affect Encana’s operations and financial results.

Encana Corporation	34	Annual Information Form (prepared in US$)

The Company may be unable to dispose of certain assets on attractive terms, and may be required to retain liabilities for certain matters.

The Company has identified certain assets, the disposition of which could increase capital available for other activities or reduce the Company’s existing indebtedness. Various factors could materially affect the Company’s ability to dispose of those assets or complete announced transactions including current commodity prices, the availability of purchasers willing to purchase certain assets at prices and on terms acceptable to the Company, approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals.

The Company may also retain certain liabilities for certain matters in a sale transaction. The magnitude of any such retained liabilities or indemnification obligations may be difficult to quantify at the time of the transaction and could ultimately be material. Further, certain third parties may be unwilling to release the Company from guarantees or other credit support provided prior to the sale of the divested assets. As a result, after the sale of certain assets, the Company may remain secondarily liable for the obligations guaranteed or supported to the extent that the purchaser of the assets fails to perform its obligations.

The Company’s level of indebtedness may limit its financial flexibility.

As of December 31, 2013, the Company had total long-term debt of $6,124 million, with no outstanding balance under its revolving credit facilities. The terms of the Company’s various financing arrangements, including but not limited to the indentures relating to its outstanding senior notes and its revolving credit facilities, impose restrictions on its ability and, in some cases, the ability of the Company’s subsidiaries, to take a number of actions that it or they may otherwise desire to take, including (i) incurring additional debt, including guarantees of indebtedness; (ii) creating liens on the Company’s or its subsidiaries assets; and (iii) selling certain of the Company’s or its subsidiaries’ assets.

The Company’s level of indebtedness could affect its operations by:

•      requiring it to dedicate a portion of cash flows from operations to service its indebtedness, thereby reducing the availability of cash flow for other purposes;

•      reducing its competitiveness compared to similar companies that have less debt;

•      limiting its ability to obtain additional future financing for working capital, capital investments and acquisitions;

•      limiting its flexibility in planning for, or reacting to, changes in its business and industry; and

•      increasing its vulnerability to general adverse economic and industry conditions.

The Company’s ability to meet its debt obligations and service those debt obligations depends on future performance. General economic conditions, natural gas, oil and NGL prices, and financial, business and other factors affect the Company’s operations and future performance.  Many of these factors are beyond the Company’s control.  If the Company is unable to satisfy its obligations with cash on hand, the Company could attempt to refinance debt or repay debt with proceeds from a public offering of securities or selling certain assets.  No assurance can be given that the Company will be able to generate sufficient cash flow to pay the interest obligations on its debt, or that funds from future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance its debt, or on terms that will be favourable to the Company.

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

Encana Corporation	35	Annual Information Form (prepared in US$)

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

Encana’s risk management activities could result in realized and unrealized losses.

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

Encana’s operations are subject to the risk of business interruption and casualty losses. Our insurance may not fully protect us against these risks and liabilities.

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

We maintain insurance against some, but not all, of these risks and losses. The occurrence of a significant event against which Encana is not fully insured could have a material adverse effect on the Company’s financial position.

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

Encana Corporation	36	Annual Information Form (prepared in US$)

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

Although the Company currently intends to pay quarterly cash dividends to its shareholders, these cash dividends may be reduced or suspended. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Encana's operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this Annual Information Form.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Company’s Board of Directors, which regularly evaluates the Company's proposed dividend payments and the solvency test requirements of the CBCA. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended depending on the Company's operational success and the performance of its assets. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future, and that deterioration may be material.

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

Encana Corporation	37	Annual Information Form (prepared in US$)

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

Encana Corporation	38	Annual Information Form (prepared in US$)

Transfer Agents and Registrars

The registrar and transfer agent for the Company’s common shares is CST Trust Company:

In Canada: CST Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3	In the United States: Computershare 480 Washington Blvd. Jersey City, New Jersey United States of America 07310

In order to respond to Encana shareholder inquiries, the Company’s transfer agent has set-up a dedicated answer line. Shareholder inquiries should be directed to the following:

•                  Shareholders residing in Canada or the United States, please call 1-866-580-7145

•                  Shareholders residing outside of North America, please call 1-416-682-3863

Shareholders can also send requests via the transfer agent’s web site at: www.canstockta.com/en/InvestorServices/InvestorInquiryForm.

Interest of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated February 20, 2014 in respect of the Company’s Consolidated Financial Statements as at December 31, 2013 and December 31, 2012, and for each of the years in the three year period ended December 31, 2013, and the Company’s effectiveness of internal control over financial reporting as at December 31, 2013. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

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

Additional information, including directors’ and officers’ remuneration, principal holders of Encana’s securities, and options to purchase securities, is contained in the Information Circular for Encana’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Encana’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2013.

Encana Corporation	39	Annual Information Form (prepared in US$)

Note Regarding Forward-Looking Statements

This Annual Information Form contains certain forward looking statements or information (collectively referred to in this note as “forward looking statements”) within the meaning of applicable securities legislation. Forward looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “agreed to”, “is to” or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements in this Annual Information Form include, but are not limited to, statements with respect to: achieving the Company’s focus of developing its strong portfolio of diverse resource plays producing natural gas, oil and NGLs; the realignment of the Company’s business strategy and corporate organizational structure the success thereof; anticipated realignment of certain plays to complement the Company’s capital allocation strategy; the Company’s expectation that there will be no significant changes in reportable segments as a result of the new business strategy; anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including the successful implementation of and other expected benefits to be generated from those agreements; the Company’s plans to transfer its royalty business into a separate company and subsequently divest a portion of its interest in the new company through an IPO, including the expected future activities of the new company following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana's expected ownership level in the new company, that applicable approvals will be obtained and the timing and success of such offering; the Company’s commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; the Company’s plan to maximize profitability through disciplined capital allocation and improved capital and operating efficiency; maintaining a balanced and flexible portfolio; anticipated cost reductions and the ability to preserve balance sheet strength; anticipated cash flow; anticipated access to capital markets and ability to meet financial obligations and finance growth; the success of implementing the resource play hub strategy across certain plays; expected accelerated development in certain of the high return assets; optimizing the Company’s base production; anticipated drilling and number of drilling rigs and the success thereof and anticipated production from wells and the product composition of such production; anticipated oil, natural gas and NGLs prices; expectation for risk management contracts to mitigate market risk associated with future cash flows; estimated reserves and resources; availability of large inventory of internal growth opportunities; anticipated dividends; potential future discounts to market price in connection with the Company’s DRIP; the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs; maintaining satisfactory credit ratings; pending and potential litigation and having adequate provision for the same; and expectation to expand the natural gas markets in North America.

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

Encana Corporation	40	Annual Information Form (prepared in US$)

indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Without limiting the generality of the foregoing, there can be no assurance that Encana will ultimately conduct an IPO or, if a new company is created, the final particulars thereof, including without limitation, the number, value or location of the fee simple mineral title lands and associated royalty interests that would be proposed to be transferred to a new company, the size of the retained interest that Encana would hold initially or in the future in the new company, and other arrangements that would be proposed or exist as between Encana and the new company.  Encana’s determination to create a new company is subject to a number of risks and uncertainties, including without limitation, those relating to approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this Annual Information Form.

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

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business”. Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D.

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

Encana Corporation	41	Annual Information Form (prepared in US$)

Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides disclosure of its reserves and oil and gas information in accordance with the requirements of NI 51-101. See “Note Regarding Reserves Data and Other Oil and Gas Information”. The reserves and other oil and gas information set forth below has an effective date of December 31, 2013 and was prepared as of February 11, 2014.

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

The results of the evaluations are summarized in the tables that follow in this Appendix. All evaluations of future net revenue are after the deduction of future income tax expenses (unless otherwise noted), royalties, development costs, production costs and well abandonment costs, but before the consideration of some indirect costs and certain abandonment and reclamation costs. The estimated future net revenue does not necessarily represent the fair market value of Encana’s reserves. There is no assurance that the forecast price and cost assumptions used in preparing the evaluations will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. The actual reserves on Encana’s properties may be greater or less than those calculated.

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

Reserves Data (Canadian Protocol)

Summary of Oil and Gas Reserves (1)

(Forecast Prices and Costs; Before and After Royalties)

As at December 31, 2013

Canadian Division

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	646	657	299	277	2,150	1,905	3,095	2,839	65.8	59.6
Developed non-producing	73	64	1	1	85	75	159	140	3.4	2.8
Undeveloped	122	83	87	80	1,568	1,408	1,777	1,571	71.9	59.8
Total Proved	841	804	387	358	3,803	3,388	5,031	4,550	141.1	122.2
Probable	156	151	203	176	1,997	1,761	2,356	2,088	92.4	73.5
Total Proved Plus Probable	997	955	590	534	5,800	5,149	7,387	6,638	233.5	195.7

USA Division

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	-	-	533	425	2,497	2,096	3,030	2,521	54.4	45.0
Developed non-producing	-	-	1	1	243	195	244	196	13.5	11.3
Undeveloped	-	-	559	444	1,054	865	1,613	1,309	68.3	56.4
Total Proved	-	-	1,093	870	3,794	3,156	4,887	4,026	136.2	112.7
Probable	-	-	998	800	1,283	1,087	2,281	1,887	68.1	57.9
Total Proved Plus Probable	-	-	2,091	1,670	5,077	4,243	7,168	5,913	204.3	170.6

Total Encana

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved
Developed producing	646	657	832	702	4,647	4,001	6,125	5,360	120.2	104.6
Developed non-producing	73	64	2	2	328	270	403	336	16.9	14.1
Undeveloped	122	83	646	524	2,622	2,273	3,390	2,880	140.2	116.2
Total Proved	841	804	1,480	1,228	7,597	6,544	9,918	8,576	277.3	234.9
Probable	156	151	1,201	976	3,280	2,848	4,637	3,975	160.5	131.4
Total Proved Plus Probable	997	955	2,681	2,204	10,877	9,392	14,555	12,551	437.8	366.3

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

A-2
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; Before Tax)

As at December 31, 2013

Canadian Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	9,600	7,479	6,205	5,363	4,761
Developed non-producing	435	313	244	200	170
Undeveloped	5,571	3,433	2,272	1,572	1,119
Total Proved	15,606	11,225	8,721	7,135	6,050
Probable	9,985	5,543	3,586	2,550	1,929
Total Proved Plus Probable	25,591	16,768	12,307	9,685	7,979

USA Division

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	8,821	6,678	5,376	4,521	3,924
Developed non-producing	1,116	734	537	422	349
Undeveloped	5,355	3,271	2,154	1,491	1,067
Total Proved	15,292	10,683	8,067	6,434	5,340
Probable	7,172	3,852	2,265	1,410	911
Total Proved Plus Probable	22,464	14,535	10,332	7,844	6,251

Total Encana

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	18,421	14,157	11,581	9,884	8,685
Developed non-producing	1,551	1,047	781	622	519
Undeveloped	10,926	6,704	4,426	3,063	2,186
Total Proved	30,898	21,908	16,788	13,569	11,390
Probable	17,157	9,395	5,851	3,960	2,840
Total Proved Plus Probable	48,055	31,303	22,639	17,529	14,230

A-3
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; After Tax)

As at December 31, 2013

Canadian Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	8,333	6,605	5,549	4,841	4,330
Developed non-producing	333	238	185	151	128
Undeveloped	4,242	2,554	1,634	1,081	724
Total Proved	12,908	9,397	7,368	6,073	5,182
Probable	7,480	4,106	2,620	1,836	1,370
Total Proved Plus Probable	20,388	13,503	9,988	7,909	6,552

USA Division

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	7,177	5,554	4,536	3,850	3,362
Developed non-producing	712	469	343	270	223
Undeveloped	3,416	2,087	1,375	953	684
Total Proved	11,305	8,110	6,254	5,073	4,269
Probable	4,570	2,459	1,448	904	585
Total Proved Plus Probable	15,875	10,569	7,702	5,977	4,854

Total Encana

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	15,510	12,159	10,085	8,691	7,692
Developed non-producing	1,045	707	528	421	351
Undeveloped	7,658	4,641	3,009	2,034	1,408
Total Proved	24,213	17,507	13,622	11,146	9,451
Probable	12,050	6,565	4,068	2,740	1,955
Total Proved Plus Probable	36,263	24,072	17,690	13,886	11,406

A-4
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Additional Information Concerning Future Net Revenue

(Forecast Prices and Costs; Undiscounted)

As at December 31, 2013

	Canadian Division		USA Division		Total
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable
Revenues	35,525	56,737	33,477	50,657	69,002	107,394
Royalties and production / mineral taxes	4,427	7,520	7,950	11,891	12,377	19,411
Operating costs	10,822	16,829	6,144	8,207	16,966	25,036
Development costs	3,925	5,979	3,311	7,175	7,236	13,154
Abandonment costs	745	818	780	920	1,525	1,738
Future net revenue, before income taxes	15,606	25,591	15,292	22,464	30,898	48,055
Income tax	2,698	5,203	3,987	6,589	6,685	11,792
Future Net Revenue, After Income Taxes	12,908	20,388	11,305	15,875	24,213	36,263

Future Net Revenue by Production Group

(Forecast Prices and Costs)

As at December 31, 2013

	Natural Gas				Total
	Coalbed Methane and Shale Gas (1)		Associated and Non-associated Gas (2)
(discounted at 10%/yr, $ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

Future Net Revenue Before Income Taxes	3,391	5,222	13,397	17,417	16,788	22,639

Unit Value ($/Mcf) (3)	1.67	1.65	2.05	1.85	1.96	1.80

Notes:

(1)          Includes by-products.

(2)          Including by-products as well as future net revenue from oil (including solution gas and other by-products) which is not material.

(3)          Unit values are based on net natural gas reserves volumes.

A-5
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Pricing Assumptions (Forecast Prices)

The following pricing and exchange rate assumptions were utilized by the independent qualified reserves evaluators in estimating Encana’s reserves data using forecast prices and costs. These assumptions were provided by Encana, based on GLJ Petroleum Consultants Ltd. commodity price forecasts effective January 1, 2014.

	Natural Gas		Oil & NGLs		Foreign Exchange Rate (2)	Inflation Rate (3)
Year	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)	US$/C$	%/yr
2013 (4,5)	3.65	3.17	97.97	93.11	0.971	1.0
2014	4.25	4.03	97.50	92.76	0.950	2.0
2015	4.50	4.26	97.50	97.37	0.950	2.0
2016	4.75	4.50	97.50	100.00	0.950	2.0
2017	5.00	4.74	97.50	100.00	0.950	2.0
2018	5.25	4.97	97.50	100.00	0.950	2.0
2019-2023	5.50-5.97	5.21-5.66	97.50-104.57	100.00-106.93	0.950	2.0

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.950	2.0

Notes:

(1)          Light Sweet.

(2)          The exchange rates used to generate the Canadian benchmark reference prices in this table.

(3)          Default cost inflation rate.  Abnormal inflationary situations in certain regions are handled individually by directly increasing the cost estimates for the years affected.

(4)          Actual weighted average historical prices for 2013.

(5)          Encana’s weighted average prices before royalties for 2013 excluding the impact of realized hedging were $3.59/Mcf for natural gas and $67.54/bbl for oil & NGLs.

A-6
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Reconciliation of Changes in Reserves (Before Royalties)

The following tables provide a reconciliation of Encana’s gross reserves of natural gas, oil and NGLs for the year ended December 31, 2013, presented using forecast prices and costs.

Proved Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	1,462	897	4,371	6,730	126.3	7,488
Extensions and improved recovery	10	53	470	533	33.8	736
Technical revisions	(428)	(494)	(160)	(1,082)	(9.1)	(1,136)
Discoveries	-	9	23	32	3.2	51
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	(514)	(514)	(3.2)	(533)
Economic factors	(76)	(40)	(5)	(121)	(0.1)	(122)
Production	(127)	(38)	(382)	(547)	(9.8)	(606)
December 31, 2013	841	387	3,803	5,031	141.1	5,878

USA Division
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	-	2,741	3,919	6,660	156.2	7,597
Extensions and improved recovery	-	84	212	296	23.5	437
Technical revisions	-	(1,558)	134	(1,424)	(32.4)	(1,619)
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	10	10	0.8	15
Dispositions	-	-	(2)	(2)	(0.1)	(2)
Economic factors	-	(8)	(38)	(46)	(1.3)	(54)
Production	-	(166)	(441)	(607)	(10.5)	(670)
December 31, 2013	-	1,093	3,794	4,887	136.2	5,704

Total Encana
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	1,462	3,638	8,290	13,390	282.5	15,085
Extensions and improved recovery	10	137	682	829	57.3	1,173
Technical revisions	(428)	(2,052)	(26)	(2,506)	(41.5)	(2,755)
Discoveries	-	9	23	32	3.2	51
Acquisitions	-	-	10	10	0.8	15
Dispositions	-	-	(516)	(516)	(3.3)	(535)
Economic factors	(76)	(48)	(43)	(167)	(1.4)	(176)
Production	(127)	(204)	(823)	(1,154)	(20.3)	(1,276)
December 31, 2013	841	1,480	7,597	9,918	277.3	11,582

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	294	676	2,175	3,145	70.6	3,568
Extensions and improved recovery	3	80	157	240	21.6	370
Technical revisions	(218)	(454)	14	(658)	2.6	(643)
Discoveries	-	(1)	(11)	(12)	(0.7)	(16)
Acquisitions	-	-	-	-	-	-
Dispositions	-	(138)	(307)	(445)	(1.6)	(455)
Economic factors	77	40	(31)	86	(0.1)	86
Production	-	-	-	-	-	-
December 31, 2013	156	203	1,997	2,356	92.4	2,910

USA Division
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	-	2,690	1,993	4,683	145.4	5,556
Extensions and improved recovery	-	120	497	617	26.4	775
Technical revisions	-	(1,811)	(1,079)	(2,890)	(57.8)	(3,236)
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic factors	-	(1)	(128)	(129)	(45.9)	(405)
Production	-	-	-	-	-	-
December 31, 2013	-	998	1,283	2,281	68.1	2,690

Total Encana
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	294	3,366	4,168	7,828	216.0	9,124
Extensions and improved recovery	3	200	654	857	48.0	1,145
Technical revisions	(218)	(2,265)	(1,065)	(3,548)	(55.2)	(3,879)
Discoveries	-	(1)	(11)	(12)	(0.7)	(16)
Acquisitions	-	-	-	-	-	-
Dispositions	-	(138)	(307)	(445)	(1.6)	(455)
Economic factors	77	39	(159)	(43)	(46.0)	(319)
Production	-	-	-	-	-	-
December 31, 2013	156	1,201	3,280	4,637	160.5	5,600

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Proved Plus Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Division
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	1,756	1,573	6,546	9,875	196.9	11,056
Extensions and improved recovery	13	133	627	773	55.4	1,106
Technical revisions	(646)	(948)	(146)	(1,740)	(6.5)	(1,779)
Discoveries	-	8	12	20	2.5	35
Acquisitions	-	-	-	-	-	-
Dispositions	-	(138)	(821)	(959)	(4.8)	(988)
Economic factors	1	-	(36)	(35)	(0.2)	(36)
Production	(127)	(38)	(382)	(547)	(9.8)	(606)
December 31, 2013	997	590	5,800	7,387	233.5	8,788

USA Division
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	-	5,431	5,912	11,343	301.6	13,153
Extensions and improved recovery	-	204	709	913	49.9	1,212
Technical revisions	-	(3,369)	(945)	(4,314)	(90.2)	(4,855)
Discoveries	-	-	-	-	-	-
Acquisitions	-	-	10	10	0.8	15
Dispositions	-	-	(2)	(2)	(0.1)	(2)
Economic factors	-	(9)	(166)	(175)	(47.2)	(459)
Production	-	(166)	(441)	(607)	(10.5)	(670)
December 31, 2013	-	2,091	5,077	7,168	204.3	8,394

Total Encana
	Natural Gas (Bcf)				Oil & NGLs (MMbbls)	Total (Bcfe)
	Coalbed Methane	Shale Gas	Other	Total

December 31, 2012	1,756	7,004	12,458	21,218	498.5	24,209
Extensions and improved recovery	13	337	1,336	1,686	105.3	2,318
Technical revisions	(646)	(4,317)	(1,091)	(6,054)	(96.7)	(6,634)
Discoveries	-	8	12	20	2.5	35
Acquisitions	-	-	10	10	0.8	15
Dispositions	-	(138)	(823)	(961)	(4.9)	(990)
Economic factors	1	(9)	(202)	(210)	(47.4)	(495)
Production	(127)	(204)	(823)	(1,154)	(20.3)	(1,276)
December 31, 2013	997	2,681	10,877	14,555	437.8	17,182

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Undeveloped Reserves, Significant Factors or Uncertainties and Future Development Costs

Undeveloped Reserves

Proved and probable undeveloped reserves are attributed where warranted on the basis of economics, technical merit, commercial considerations and development plans. These development opportunities are being pursued at a pace dependent on capital availability and allocation. As a result, development is scheduled beyond the next two years.  All of the proved and probable undeveloped reserves at December 31, 2013 are scheduled for development within the next five and eight years, respectively. Proved and probable undeveloped reserves are reviewed annually for retention or reclassification if development has not proceeded as previously planned.

The following table discloses, for each product type, the volumes of proved undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, before that time.

  Proved Undeveloped Reserves

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End

Prior	688	688	2,808	2,808	4,449	4,449	7,945	7.945	53.8	53.8
2011	73	651	657	2,981	914	3,942	1,644	7,574	21.8	81.8
2012	112	540	286	2,666	906	2,881	1,304	6,087	74.4	170.7
2013	-	122	137	646	823	2,622	960	3,390	63.5	140.2

The following table discloses, for each product type, the volumes of probable undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, before that time.

  Probable Undeveloped Reserves

	Natural Gas (Bcf)								Oil & NGLs (MMbbls)
	Coalbed Methane		Shale Gas		Other		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End

Prior	290	290	3,889	3,889	4,901	4,901	9,080	9,080	42.6	42.6
2011	36	232	2,017	3,880	1,176	4,085	3,229	8,197	15.5	52.7
2012	11	137	1,505	3,210	1,600	3,417	3,116	6,764	133.6	195.3
2013	-	11	923	1,054	1,020	2,580	1,943	3,645	82.2	134.9

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

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

	Canadian Division		USA Division		Total Encana
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2014	761	868	373	441	1,134	1,309
2015	888	1,142	575	783	1,463	1,925
2016	681	989	574	871	1,255	1,860
2017	766	1,017	853	1,213	1,619	2,230
2018	473	729	772	1,111	1,245	1,840
Remainder	356	1,233	164	2,757	520	3,990
Total	3,925	5,978	3,311	7,176	7,236	13,154

Future development costs are associated with reserves as evaluated by the IQREs and do not necessarily represent Encana’s exploration and development budget. Encana expects to fund its future development costs with future cash flows, available cash balances, divestitures, joint ventures, or a combination of these.  In addition, the Company currently has available capacity on its credit facilities and debt shelf prospectus.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Abandonment, Tax and Costs Incurred

Abandonment and Reclamation Costs

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rates and future inflation rates. In 2013, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred is approximately $4.3 billion ($550 million discounted at 10 percent). As at December 31, 2013, Encana has recorded an asset retirement obligation of $966 million. These estimates include the abandonment of 21,882 net wells. Over the next three years, Encana’s net well abandonment and reclamation cost is expected to total $199 million ($173 million discounted at 10 percent).

For the purposes of the reserves evaluations prepared by the IQREs, costs deducted as abandonment costs in estimating future net revenue do not include reclamation costs or abandonment costs of facilities and wells without reserves.

Tax Horizon

The Company currently estimates that it will pay income tax of less than $50 million in 2014; however, the current tax forecast may be revised for changes in factors including the outlook for commodity prices, production and the expectations for capital investments, including acquisition or disposition transactions.

2013 Costs Incurred

($ millions)	Canadian Division	USA Division	Total

Acquisitions
Unproved	26	111	137
Proved	2	45	47
Total acquisitions	28	156	184
Exploration costs	22	412	434
Development costs	1,343	871	2,214
Total costs incurred	1,393	1,439	2,832

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Location of Oil and Gas Wells

The following table summarizes Encana’s interests in natural gas or oil wells which are producing, or the Company considers capable of production, as at December 31, 2013.

For additional information on the location of Encana’s properties, plants, facilities and installations, refer to “Narrative Description of the Business” in this Annual Information Form.

	Producing Gas		Producing Oil		Total Producing (1,2)		Non-Producing Gas		Non-Producing Oil		Total Non- Producing (3)
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	13,230	12,170	233	191	13,463	12,361	1,344	1,093	301	258	1,645	1,351
British Columbia	866	736	-	-	866	736	158	121	3	-	161	121
Nova Scotia	4	4	-	-	4	4	-	-	-	-	-	-
Total Canadian Division	14,100	12,910	233	191	14,333	13,101	1,502	1,214	304	258	1,806	1,472

Colorado	5,164	3,987	2	1	5,166	3,988	490	357	-	-	490	357
Kansas	-	-	2	2	2	2	-	-	-	-	-	-
Louisiana	552	269	5	4	557	273	12	5	-	-	12	5
Michigan	6	6	-	-	6	6	4	4	-	-	4	4
Mississippi	-	-	13	10	13	10	-	-	-	-	-	-
Montana	-	-	-	-	-	-	1	1	-	-	1	1
North Dakota	2	-	1	-	3	-	-	-	-	-	-	-
New Mexico	162	57	136	119	298	176	4	-	5	4	9	4
Oklahoma	-	-	6	6	6	6	-	-	1	1	1	1
Texas	193	150	17	15	210	165	-	-	-	-	-	-
Utah	4	2	4	1	8	3	-	-	-	-	-	-
Wyoming	2,024	1,556	7	7	2,031	1,563	93	70	-	-	93	70
Total USA Division	8,107	6,027	193	165	8,300	6,192	604	437	6	5	610	442
Total Encana	22,207	18,937	426	356	22,633	19,293	2,106	1,651	310	263	2,416	1,914

  Notes:

(1)             Encana has varying royalty interests in approximately 9,202 natural gas wells and approximately 7,227 oil wells which are producing or capable of producing.

(2)             Includes wells containing multiple completions as follows; approximately 28,104 gross natural gas wells (24,715 net wells) and approximately 581 gross oil wells (289 net wells).

(3)             “Non-producing” wells refer to wells that are capable of producing oil or natural gas, but which are not producing due to the timing of well completions and/or waiting to be tied in which is anticipated to occur in 2014, or are wells that are temporarily shut-in due to market conditions, but not yet abandoned. All non-producing oil and natural gas wells considered capable of producing are located near existing infrastructure and/or within economic distance of transportation.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Landholdings with No Attributed Reserves

The following table summarizes the gross and net acres with no attributed reserves in which Encana has an interest as at December 31, 2013 and the net acres with no attributed reserves for which we expect our rights to explore, develop and exploit to expire during 2014.

(thousands of acres)	Gross Acres (1)	Net Acres (1)	Net Acres Expiring Within One Year

Canada
Alberta	4,595	3,823	266
British Columbia	979	627	8
Newfoundland and Labrador	35	2	-
Northwest Territories	45	12	-
Nova Scotia	21	10	-
Total Canada	5,675	4,474	274

United States
Colorado	808	756	36
Kansas	169	167	13
Louisiana	322	220	45
Michigan	390	390	67
Mississippi	236	220	97
New Mexico	352	197	1
Texas	196	149	14
Wyoming	399	348	13
Other	49	40	-
Total United States	2,921	2,487	286

International
Australia	104	40	-
Total International	104	40	-

Total	8,700	7,001	560

  Note:

(1)          Properties with different formations under the same surface area and subject to separate leases have been calculated on an aerial basis, as such gross and net acreage have only been counted once.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated. See “Narrative Description of the Business” in this Annual Information Form, for discussion on Encana’s most important current and likely exploration and development activities.

Exploration Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2013 (3)
Canadian Division	31	15	1	1	4	2	-	-	21	57	18
USA Division	5	5	43	31	-	-	-	-	-	48	36
Total	36	20	44	32	4	2	-	-	21	105	54

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2013, Encana was in the process of drilling the following exploratory and development wells: approximately 10 gross wells (9 net wells) in Canada and approximately 63 gross wells (32 net wells) in the United States.

Development Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2013 (3)
Canadian Division	329	308	67	66	1	1	-	-	430	827	375
USA Division	437	201	-	-	31	31	-	-	31	499	232
Total	766	509	67	66	32	32	-	-	461	1,326	607

Notes:

(1)        “Gross” wells are the total number of wells in which Encana has an interest.

(2)        “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)        At December 31, 2013, Encana was in the process of drilling the following exploratory and development wells: approximately 10 gross wells (9 net wells) in Canada and approximately 63 gross wells (32 net wells) in the U.S.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Production Volumes (Before Royalties)

2014 Production Estimates

(Before Royalties)

The following table summarizes the total volume of production estimated for the year ended December 31, 2014, which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under “Reserves Data (Canadian Protocol)” in this Appendix above.

Canadian Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	120	41	415	576	15.1
Probable	4	4	23	31	2.3
Total Proved Plus Probable	124	45	438	607	17.4

USA Division

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	-	147	382	529	10.8
Probable	-	4	2	6	0.6
Total Proved Plus Probable	-	151	384	535	11.4

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Coalbed Methane	Shale Gas	Other	Total

Proved	120	188	797	1,105	25.9
Probable	4	8	25	37	2.9
Total Proved Plus Probable	124	196	822	1,142	28.8

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

2013 Production Volumes by Country

(Before Royalties)

	2013
(average daily)	Annual	Q4	Q3	Q2	Q1

Coalbed Methane (MMcf/d)
Canadian Division	374	370	369	371	388
USA Division	-	-	-	-	-
	374	370	369	371	388
Shale Gas (MMcf/d)
Canadian Division	100	98	105	92	104
USA Division	467	356	452	499	563
	567	454	557	591	667
Other (MMcf/d)
Canadian Division	1,036	1,149	1,014	984	996
USA Division	1,198	1,151	1,170	1,232	1,239
	2,234	2,300	2,184	2,216	2,235
Total Produced Gas (MMcf/d)
Canadian Division	1,510	1,617	1,488	1,447	1,488
USA Division	1,665	1,507	1,622	1,731	1,802
	3,175	3,124	3,110	3,178	3,290
Total Oil & NGLs (Mbbls/d)
Canadian Division	33.9	42.9	36.3	29.1	27.1
USA Division	28.8	33.8	31.0	26.4	24.0
	62.7	76.7	67.3	55.5	51.1

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Per-Unit Results (Before Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(Before Royalties)

	2013
	Annual	Q4	Q3	Q2	Q1

Coalbed Methane ($/Mcf)
Canadian Division and Total Encana
Price, before royalties	3.09	3.08	2.67	3.54	3.07
Royalties	0.32	0.32	0.25	0.37	0.32
Production and mineral taxes	0.03	0.07	0.05	(0.01)	0.03
Transportation and processing	0.55	0.50	0.49	0.55	0.65
Operating	0.97	1.17	0.95	0.83	0.93
	1.22	1.02	0.93	1.80	1.14
Shale Gas ($/Mcf)
Canadian Division
Price, before royalties	3.05	3.10	2.83	3.38	2.94
Royalties	0.04	0.04	0.03	0.05	0.03
Production and mineral taxes	-	-	-	-	-
Transportation and processing	1.51	1.46	1.59	1.71	1.30
Operating	0.27	0.37	0.15	0.25	0.33
	1.23	1.23	1.06	1.37	1.28
USA Division
Price, before royalties	3.46	3.45	3.34	3.87	3.21
Royalties	0.71	0.70	0.69	0.78	0.67
Production and mineral taxes	0.02	0.04	0.02	0.01	0.02
Transportation and processing	0.96	1.18	0.99	0.90	0.86
Operating	0.42	0.63	0.44	0.28	0.40
	1.35	0.90	1.20	1.90	1.26
Total Encana
Price, before royalties	3.39	3.37	3.24	3.79	3.16
Royalties	0.59	0.56	0.57	0.66	0.57
Production and mineral taxes	0.02	0.03	0.02	0.01	0.01
Transportation and processing	1.06	1.24	1.10	1.03	0.92
Operating	0.40	0.57	0.39	0.28	0.39
	1.32	0.97	1.16	1.81	1.27
Other ($/Mcf)
Canadian Division
Price, before royalties	3.43	3.77	2.94	3.74	3.26
Royalties	0.09	0.12	0.07	0.12	0.05
Production and mineral taxes	-	-	-	-	-
Transportation and processing	1.55	1.66	1.59	1.47	1.45
Operating	0.47	0.37	0.41	0.56	0.56
	1.32	1.62	0.87	1.59	1.20

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Netbacks by Country

(Before Royalties)

	2013
	Annual	Q4	Q3	Q2	Q1

Other ($/Mcf)
USA Division
Price, before royalties	3.99	3.92	3.82	4.48	3.74
Royalties	0.78	0.74	0.75	0.85	0.79
Production and mineral taxes	0.17	0.17	0.14	0.24	0.13
Transportation and processing	1.28	1.28	1.33	1.23	1.26
Operating	0.61	0.72	0.56	0.58	0.59
	1.15	1.01	1.04	1.58	0.97
Total Encana
Price, before royalties	3.73	3.84	3.41	4.15	3.52
Royalties	0.46	0.43	0.43	0.53	0.45
Production and mineral taxes	0.09	0.09	0.07	0.13	0.07
Transportation and processing	1.40	1.47	1.45	1.34	1.34
Operating	0.54	0.54	0.49	0.57	0.58
	1.24	1.31	0.97	1.58	1.08
Total Produced Gas ($/Mcf)
Canadian Division
Price, before royalties	3.32	3.57	2.87	3.66	3.19
Royalties	0.14	0.16	0.11	0.18	0.12
Production and mineral taxes	0.01	0.02	0.01	-	0.01
Transportation and processing	1.30	1.38	1.32	1.25	1.23
Operating	0.58	0.55	0.52	0.61	0.63
	1.29	1.46	0.91	1.62	1.20
USA Division
Price, before royalties	3.84	3.81	3.69	4.30	3.57
Royalties	0.76	0.73	0.73	0.83	0.75
Production and mineral taxes	0.13	0.14	0.11	0.17	0.09
Transportation and processing	1.19	1.26	1.24	1.13	1.13
Operating	0.56	0.70	0.53	0.49	0.53
	1.20	0.98	1.08	1.68	1.07
Total Encana
Price, before royalties	3.59	3.69	3.29	4.01	3.40
Royalties	0.47	0.44	0.43	0.54	0.46
Production and mineral taxes	0.07	0.08	0.06	0.09	0.05
Transportation and processing	1.24	1.32	1.28	1.19	1.18
Operating	0.57	0.62	0.52	0.55	0.58
	1.24	1.23	1.00	1.64	1.13
Total Oil & NGLs ($/bbl)
Canadian Division
Price, before royalties	64.99	63.35	67.46	65.11	64.15
Royalties	6.69	6.95	6.61	6.34	6.75
Production and mineral taxes	0.86	0.55	1.73	0.55	0.51
Transportation and processing	2.59	4.63	2.18	1.37	1.18
Operating	3.19	1.82	3.38	3.36	4.98
	51.66	49.40	53.56	53.49	50.73
USA Division
Price, before royalties	70.54	69.80	72.88	68.92	70.29
Royalties	13.23	13.22	13.52	12.61	13.57
Production and mineral taxes	3.91	4.12	4.01	3.75	3.65
Transportation and processing	-	-	-	-	-
Operating	5.73	3.35	4.20	6.20	10.68
	47.67	49.11	51.15	46.36	42.39

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Netbacks by Country

(Before Royalties)

	2013
	Annual	Q4	Q3	Q2	Q1

Total Oil & NGLs ($/bbl)
Total Encana
Price, before royalties	67.54	66.19	69.96	66.92	67.03
Royalties	9.69	9.71	9.80	9.32	9.95
Production and mineral taxes	2.26	2.12	2.78	2.07	1.99
Transportation and processing	1.40	2.59	1.18	0.72	0.62
Operating	4.36	2.49	3.76	4.71	7.65
	49.83	49.28	52.44	50.10	46.82

Impact of Realized Hedging on Encana’s Netbacks

(Before Royalties)

	2013
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Division	0.49	0.56	0.74	0.14	0.48
USA Division	0.43	0.58	0.56	0.17	0.43
Total	0.46	0.57	0.65	0.16	0.45
Liquids ($/bbl)
Canadian Division	0.41	1.46	(2.34)	0.89	1.95
USA Division	0.36	0.93	(2.24)	1.08	2.17
Total	0.39	1.23	(2.29)	0.98	2.05

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Appendix  B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)

To the Board of Directors of Encana Corporation (the “Corporation”):

1.

We have evaluated the Corporation’s reserves data as at December 31, 2013 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs.

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

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2013, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (US$millions)

McDaniel & Associates Consultants Ltd.	January 17, 2014	Canada	1,888
GLJ Petroleum Consultants Ltd.	January 21, 2014	Canada	10,419
Netherland, Sewell & Associates, Inc.	January 8, 2014	United States	7,615
DeGolyer and MacNaughton	January 14, 2014	United States	2,717

Total			22,639

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Encana Corporation		Annual Information Form (prepared in US$)
B-1

Executed as to our report referred to above:

(signed) McDaniel & Associates Consultants Ltd. McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	(signed) GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

(signed) Netherland, Sewell & Associates, Inc. Netherland, Sewell & Associates, Inc. Dallas, Texas, U.S.A.	(signed) DeGolyer and MacNaughton DeGolyer and MacNaughton Dallas, Texas, U.S.A.

February 11, 2014

Encana Corporation	Annual Information Form (prepared in US$)

B-2

Appendix  C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)

Management of Encana Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2013, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators.

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

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Douglas J. Suttles Douglas J. Suttles President & Chief Executive Officer	(signed) David G. Hill David G. Hill Executive Vice-President, Exploration & Business Development

(signed) Clayton H. Woitas Clayton H. Woitas Director and Chairman of the Board	(signed) Claire S. Farley Claire S. Farley Director and Chair of the Reserves Committee

February 12, 2014

Encana Corporation	Annual Information Form (prepared in US$)

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

Net Proved Reserves (U.S. Protocol)

Natural Gas Reserves

In 2013, Encana’s proved natural gas reserves of approximately 7.9 trillion cubic feet (“Tcf”) decreased 0.9 Tcf from 2012 primarily due to changes in the Company’s development plans and the resulting impact on proved undeveloped reserves bookings.  Extensions and discoveries of 1.0 Tcf were comparable with the prior year and split approximately one-half in the U.S. and one-half in Canada.

In 2012, Encana’s proved natural gas reserves of approximately 8.8 Tcf decreased 4.0 Tcf from 2011 primarily due to the impact of lower 12-month average historical prices and dispositions.

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

Oil & NGL Reserves

In 2013, Encana’s proved oil and NGL reserves of approximately 220.8 MMbbls increased 10.8 MMbbls from 2012. Extensions and discoveries of 55.8 MMbbls were split approximately one-half in the U.S. and one-half in Canada. Revisions and improved recovery was impacted by a decrease in NGL reserves primarily due to ethane rejection in the U.S.  Ethane rejection is where ethane is not recovered from the production stream as NGLs but is instead sold as natural gas.

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

In 2011, Encana’s proved oil and NGL reserves of approximately 133.2 MMbbls increased 40.7 MMbbls from 2010 primarily due to activities in Canada.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Net Proved Reserves (1,2)

(SEC Constant Pricing; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)

	Canada	United States	Total	Canada	United States	Total

2011

Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6
Purchase of reserves in place	72	23	95	0.2	0.1	0.3
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)

End of year	6,329	6,511	12,840	95.0	38.2	133.2
Developed	3,523	3,286	6,809	39.6	24.4	64.0
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2

Total	6,329	6,511	12,840	95.0	38.2	133.2

2012

Beginning of year	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)

End of year	4,550	4,242	8,792	101.6	108.4	210.0

Developed	2,985	2,628	5,613	47.8	43.1	90.9
Undeveloped	1,565	1,614	3,179	53.8	65.3	119.1

Total	4,550	4,242	8,792	101.6	108.4	210.0

2013

Beginning of year	4,550	4,242	8,792	101.6	108.4	210.0
Revisions and improved recovery (4)	(256)	(362)	(618)	(7.0)	(17.3)	(24.3)
Extensions and discoveries	499	482	981	28.2	27.6	55.8
Purchase of reserves in place	-	7	7	-	0.6	0.6
Sale of reserves in place	(295)	(1)	(296)	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)

End of year	3,975	3,877	7,852	110.2	110.6	220.8

Developed	2,744	2,619	5,363	61.1	55.2	116.3
Undeveloped	1,231	1,258	2,489	49.1	55.4	104.5

Total	3,975	3,877	7,852	110.2	110.6	220.8

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Notes:

(1)	Definitions:
	a.	“Net” reserves are the remaining reserves of Encana, after deduction of estimated royalties and including royalty interests.
b.

“Proved” oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.

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
(3)

In 2012, revisions and improved recovery of natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average historical natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.

(4)

In 2013, revisons and improved recovery of natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average historical gas prices and minor positive revisions.

Pricing Assumptions (SEC Constant Pricing)

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs

	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)

Reserve Pricing (2)
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44

Notes:

(1)	Light Sweet.
(2)	All prices were held constant in all future years when estimating net revenues and reserves.

Proved Undeveloped Reserves

Encana’s proved undeveloped natural gas reserves represented approximately 32 percent of total proved natural gas reserves at December 31, 2013, a decrease from approximately 36 percent at December 31, 2012. At December 31, 2013, approximately 47 percent of Encana’s proved oil and NGL reserves were undeveloped, a decrease from approximately 57 percent at December 31, 2012.

Bookings of proved undeveloped reserves were predicated on economics, technical merit, commercial considerations and development plans.  All of the proved undeveloped reserves at December 31, 2013 are scheduled for development within five years and are attributed to locations that are subject to a development plan adopted by Encana’s management.  In the evaluation of Encana’s reserves at December 31, 2013, the proved undeveloped reserves which have remained or are anticipated to remain undeveloped for five years or more from initial booking are not material.

During 2013, approximately 390 Bcfe of proved undeveloped reserves were converted to proved developed reserves.  Investments made during 2013 to convert proved undeveloped reserves to proved developed reserves were approximately $0.4 billion.

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

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Future cash inflows	19,039	15,471	27,731	17,217	14,124	26,558
Less future:
Production costs	7,377	6,273	9,717	4,484	4,095	6,195
Development costs	4,515	5,117	8,186	3,982	4,210	7,786
Income taxes	652	-	784	1,615	555	2,730
Future net cash flows	6,495	4,081	9,044	7,136	5,264	9,847
Less 10% annual discount for estimated timing of cash flows	1,836	1,079	3,759	2,978	2,249	4,384
Discounted future net cash flows	4,659	3,002	5,285	4,158	3,015	5,463

				Total
($ millions)				2013	2012	2011

Future cash inflows				36,256	29,595	54,289
Less future:
Production costs				11,861	10,368	15,912
Development costs				8,497	9,327	15,972
Income taxes				2,267	555	3,514
Future net cash flows				13,631	9,345	18,891
Less 10% annual discount for estimated timing of cash flows				4,814	3,328	8,143
Discounted future net cash flows				8,817	6,017	10,748

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Balance, beginning of year	3,002	5,285	5,289	3,015	5,463	6,147
Changes resulting from:
Sales of oil and gas produced during the period	(1,649)	(1,808)	(1,951)	(1,490)	(2,223)	(2,653)
Discoveries and extensions, net of related costs	725	509	1,161	633	319	887
Purchases of proved reserves in place	-	7	55	16	8	42
Sales and transfers of proved reserves in place	(304)	(155)	(212)	(2)	(369)	(1,021)
Net change in prices and production costs	2,703	(1,364)	516	1,891	(2,106)	733
Revisions to quantity estimates	(178)	(1,290)	188	(324)	(2,858)	(336)
Accretion of discount	311	571	576	333	693	762
Previously estimated development costs incurred, net of change in future development costs	417	946	(441)	708	3,021	832
Other	14	(7)	54	(68)	(79)	63
Net change in income taxes	(382)	308	50	(554)	1,146	7
Balance, end of year	4,659	3,002	5,285	4,158	3,015	5,463

				Total
($ millions)				2013	2012	2011

Balance, beginning of year				6,017	10,748	11,436
Changes resulting from:
Sales of oil and gas produced during the period				(3,139)	(4,031)	(4,604)
Discoveries and extensions, net of related costs				1,358	828	2,048
Purchases of proved reserves in place				16	15	97
Sales and transfers of proved reserves in place				(306)	(524)	(1,233)
Net change in prices and production costs				4,594	(3,470)	1,249
Revisions to quantity estimates				(502)	(4,148)	(148)
Accretion of discount				644	1,264	1,338
Previously estimated development costs incurred, net of change in future development costs				1,125	3,967	391
Other				(54)	(86)	117
Net change in income taxes				(936)	1,454	57
Balance, end of year				8,817	6,017	10,748

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Results of Operations

	Canada			United States
($ millions)	2013	2012	2011 (1)	2013	2012	2011

Oil and gas revenues, net of royalties, transportation and processing	2,068	2,205	2,382	2,041	2,713	3,294
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	419	397	431	551	490	641
Depreciation, depletion and amortization	601	748	966	818	1,102	1,226
Impairments	-	1,822	2,249	-	2,842	-
Operating income (loss)	1,048	(762)	(1,264)	672	(1,721)	1,427
Income taxes	264	(191)	(335)	243	(623)	517
Results of operations	784	(571)	(929)	429	(1,098)	910

				Total
($ millions)				2013	2012	2011	(1)

Oil and gas revenues, net of royalties, transportation and processing				4,109	4,918	5,676
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations				970	887	1,072
Depreciation, depletion and amortization				1,419	1,850	2,192
Impairments				-	4,664	2,249
Operating income (loss)				1,720	(2,483)	163
Income taxes				507	(814)	182
Results of operations				1,213	(1,669)	(19)

Note:

(1)          Oil and gas revenues, net of royalties, transportation and processing for the comparative period ended December 31, 2011 were updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating costs.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Capitalized Costs and Costs Incurred

Capitalized Costs

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011
Proved oil and gas properties	25,003	26,024	27,259	26,529	24,825	23,319
Unproved oil and gas properties	598	716	968	470	579	458
Total capital cost	25,601	26,740	28,227	26,999	25,404	23,777
Accumulated DD&A	23,012	23,962	20,906	22,074	21,236	17,294
Net capitalized costs	2,589	2,778	7,321	4,925	4,168	6,483

	Other			Total
($ millions)	2013	2012	2011	2013	2012	2011
Proved oil and gas properties	71	104	112	51,603	50,953	50,690
Unproved oil and gas properties	-	-	-	1,068	1,295	1,426
Total capital cost	71	104	112	52,671	52,248	52,116
Accumulated DD&A	71	104	112	45,157	45,302	38,312
Net capitalized costs	-	-	-	7,514	6,946	13,804

Costs Incurred

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011
Acquisitions
Unproved	26	121	261	111	235	53
Proved	2	18	149	45	5	52
Total acquisitions	28	139	410	156	240	105
Exploration costs	22	201	174	412	633	181
Development costs	1,343	1,366	1,857	871	1,094	2,265
Total costs incurred	1,393	1,706	2,441	1,439	1,967	2,551

				Total
($ millions)				2013	2012	2011
Acquisitions
Unproved				137	356	314
Proved				47	23	201
Total acquisitions				184	379	515
Exploration costs				434	834	355
Development costs				2,214	2,460	4,122
Total costs incurred				2,832	3,673	4,992

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Developed and Undeveloped Landholdings

The following table summarizes Encana’s developed, undeveloped and total landholdings as at December 31, 2013.

Landholdings (1 - 7)		Developed		Undeveloped		Total
(thousands of acres)		Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	— Crown	1,398	828	1,615	1,143	3,013	1,971
	— Freehold	248	149	68	36	316	185
	— Fee	2,593	2,593	1,338	1,338	3,931	3,931
		4,239	3,570	3,021	2,517	7,260	6,087
British Columbia	— Crown	381	196	1,124	674	1,505	870
	— Freehold	7	-	-	-	7	-
	— Fee	-	-	1	1	1	1
		388	196	1,125	675	1,513	871
Newfoundland and Labrador	— Crown	-	-	35	2	35	2
Northwest Territories	— Crown	-	-	45	12	45	12
Nova Scotia	— Crown	20	20	21	10	41	30
Total Canada		4,647	3,786	4,247	3,216	8,894	7,002
United States
Colorado	— Federal/State	202	191	469	439	671	630
	— Freehold	108	99	91	81	199	180
	— Fee	3	3	14	14	17	17
		313	293	574	534	887	827
Kansas	— Freehold	2	2	167	166	169	168
Louisiana	— Federal/State	1	1	2	2	3	3
	— Freehold	168	93	119	107	287	200
	— Fee	9	6	63	44	72	50
		178	100	184	153	362	253
Michigan	— Federal/State	4	4	357	357	361	361
	— Freehold	-	-	30	30	30	30
		4	4	387	387	391	391
Mississippi	— Federal/State	-	-	4	4	4	4
	— Freehold	10	7	226	212	236	219
		10	7	230	216	240	223
New Mexico	— Federal/State	44	27	313	176	357	203
	— Freehold	-	-	8	4	8	4
		44	27	321	180	365	207
Texas	— Federal/State	2	2	3	2	5	4
	— Freehold	60	49	150	109	210	158
		62	51	153	111	215	162
Wyoming	— Federal/State	77	59	315	283	392	342
	— Freehold	6	4	16	13	22	17
		83	63	331	296	414	359
Other	— Federal/State	4	3	39	34	43	37
	— Freehold	3	2	5	3	8	5
		7	5	44	37	51	42
Total United States		703	552	2,391	2,080	3,094	2,632
International
Australia		-	-	104	40	104	40
Total International		-	-	104	40	104	40
Total		5,350	4,338	6,742	5,336	12,092	9,674

Encana Corporation	Annual Information Form (prepared in US$)

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

(2)          This table excludes approximately 3.0 million gross acres of fee lands with one or more substances or products under lease or sublease, reserving to Encana royalties or other interests.

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

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2013 (3)
Canadian Division	31	15	1	1	-	-	32	16	21	53	16
USA Division	5	5	43	31	-	-	48	36	-	48	36
Total	36	20	44	32	-	-	80	52	21	101	52

2012
Canadian Division	20	15	-	-	-	-	20	15	23	43	15
USA Division	15	9	45	37	1	1	61	47	-	61	47
Total	35	24	45	37	1	1	81	62	23	104	62

2011
Canadian Division	30	19	-	-	-	-	30	19	31	61	19
USA Division	19	6	3	3	-	-	22	9	5	27	9
Total	49	25	3	3	-	-	52	28	36	88	28

Notes:

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          At December 31, 2013, Encana was in the process of drilling the following exploratory and development wells: approximately 10 gross wells (9 net wells) in Canada and approximately 63 gross wells (32 net wells) in the U.S.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Development Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2013 (3)
Canadian Division	329	308	67	66	-	-	396	374	430	826	374
USA Division	437	201	-	-	-	-	437	201	31	468	201
Total	766	509	67	66	-	-	833	575	461	1,294	575

2012
Canadian Division	356	325	32	32	-	-	388	357	219	607	357
USA Division	445	237	-	-	1	1	446	238	18	464	238
Total	801	562	32	32	1	1	834	595	237	1,071	595

2011
Canadian Division	725	706	2	2	-	-	727	708	221	948	708
USA Division	695	392	-	-	5	1	700	393	206	906	393
Total	1,420	1,098	2	2	5	1	1,427	1,101	427	1,854	1,101

Notes:

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          At December 31, 2013, Encana was in the process of drilling the following exploratory and development wells: approximately 10 gross wells (9 net wells) in Canada and approximately 63 gross wells (32 net wells) in the U.S.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Production Volumes (After Royalties)

The following tables summarize the net daily average production volumes for Encana for the periods indicated.

Production Volumes

(After Royalties)

	2013
(average daily)	Annual	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Canadian Division	1,432	1,528	1,414	1,364	1,422
USA Division	1,345	1,216	1,309	1,402	1,455
	2,777	2,744	2,723	2,766	2,877
Oil & NGLs (Mbbls/d)
Canadian Division	30.4	38.5	32.8	26.0	24.0
USA Division	23.5	27.5	25.4	21.6	19.5
	53.9	66.0	58.2	47.6	43.5

(average daily)				2012	2011
Produced Gas (MMcf/d)
Canadian Division				1,359	1,454
USA Division				1,622	1,879
				2,981	3,333

Oil & NGLs (Mbbls/d)
Canadian Division				19.4	14.5
USA Division				11.6	9.5
				31.0	24.0

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Per-Unit Results (After Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(After Royalties)

	2013
	Annual	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)
Canadian Division
Price, after royalties	3.35	3.60	2.90	3.69	3.21
Production and mineral taxes	0.01	0.02	0.01	-	0.01
Transportation and processing	1.37	1.46	1.38	1.33	1.29
Operating	0.61	0.59	0.55	0.65	0.66
	1.36	1.53	0.96	1.71	1.25
USA Division
Price, after royalties	3.81	3.81	3.66	4.29	3.50
Production and mineral taxes	0.16	0.18	0.13	0.21	0.11
Transportation and processing	1.47	1.56	1.53	1.40	1.40
Operating	0.69	0.86	0.65	0.61	0.66
	1.49	1.21	1.35	2.07	1.33
Total Encana
Price, after royalties	3.57	3.69	3.26	3.99	3.35
Production and mineral taxes	0.08	0.09	0.07	0.11	0.06
Transportation and processing	1.42	1.51	1.46	1.36	1.35
Operating	0.65	0.70	0.60	0.63	0.66
	1.42	1.39	1.13	1.89	1.28
Oil & NGLs ($/bbl)
Canadian Division
Price, after royalties	65.06	62.80	67.33	65.88	64.72
Production and mineral taxes	0.96	0.61	1.91	0.62	0.58
Transportation and processing	2.89	5.15	2.41	1.53	1.33
Operating	3.56	2.03	3.74	3.77	5.61
	57.65	55.01	59.27	59.96	57.20
USA Division
Price, after royalties	70.18	69.46	72.53	68.56	69.91
Production and mineral taxes	4.79	5.06	4.90	4.57	4.50
Transportation and processing	-	-	-	-	-
Operating	7.02	4.11	5.13	7.54	13.16
	58.37	60.29	62.50	56.45	52.25
Total Encana
Price, after royalties	67.30	65.58	69.60	67.10	67.04
Production and mineral taxes	2.63	2.46	3.22	2.41	2.33
Transportation and processing	1.63	3.01	1.36	0.84	0.73
Operating	5.07	2.90	4.35	5.48	8.98
	57.97	57.21	60.67	58.37	55.00

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average
	2012	2011
Produced Gas ($/Mcf)
Canada
Price, after royalties	2.58	3.79
Production and mineral taxes	-	0.02
Transportation and processing (1)	1.12	0.91
Operating (1)	0.67	0.68
	0.79	2.18
United States
Price, after royalties	3.03	4.47
Production and mineral taxes	0.11	0.23
Transportation and processing	1.10	1.06
Operating	0.59	0.62
	1.23	2.56
Total Encana
Price, after royalties	2.83	4.17
Production and mineral taxes	0.06	0.14
Transportation and processing (1)	1.11	0.99
Operating (1)	0.62	0.64
	1.04	2.40
Oil & NGLs ($/bbl)
Canada
Price, after royalties	70.84	85.41
Production and mineral taxes	1.13	0.90
Transportation and processing (1)	0.75	1.45
Operating (1)	2.09	1.23
	66.87	81.83
United States
Price, after royalties	82.33	85.28
Production and mineral taxes	6.63	7.54
Transportation and processing	0.06	0.08
Operating	5.88	0.70
	69.76	76.96
Total Encana
Price, after royalties	75.12	85.36
Production and mineral taxes	3.18	3.52
Transportation and processing (1)	0.50	0.92
Operating (1)	3.50	1.02
	67.94	79.90

Notes:

(1)          The Canadian Division per-unit results for 2011 transportation and processing expense and operating expense were updated to present processing costs with transportation expense. Formerly, these processing costs were presented in operating expense.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Impact of Realized Hedging on Encana’s Netbacks

(After Royalties)

	2013
	Annual	Q4	Q3	Q2	Q1

Natural Gas ($/Mcf)
Canadian Division	0.51	0.60	0.78	0.15	0.50
USA Division	0.53	0.72	0.69	0.21	0.53
Total	0.52	0.65	0.74	0.18	0.51
Oil & NGLs ($/bbl)
Canadian Division	0.46	1.62	(2.59)	1.00	2.20
USA Division	0.44	1.15	(2.73)	1.32	2.67
Total	0.45	1.43	(2.65)	1.15	2.41

				Annual Average
				2012	2011
Natural Gas ($/Mcf)
Canadian Division				1.97	0.69
USA Division				2.01	0.87
Total				1.99	0.79

Oil & NGLs ($/bbl)
Canadian Division				-	-
USA Division				-	-
Total				-	-

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Appendix E - Audit Committee Mandate

Last updated December 3, 2013.

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

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•      An understanding of generally accepted accounting principles and financial statements;

•     The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

Encana Corporation	Annual Information Form (prepared in US$)

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

Encana Corporation	Annual Information Form (prepared in US$)

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

The President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, the Vice-President & Comptroller or any vice-president holding a similar role in accounting, risk, compliance and / or audit are expected to be available to attend the Committee’s meetings or portions thereof.

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

Encana Corporation	Annual Information Form (prepared in US$)

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

Encana Corporation	Annual Information Form (prepared in US$)

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

14.      Ensure that the Corporation’s presentations on net proved reserves have been reviewed with the Reserves Committee of the Board.

Encana Corporation	Annual Information Form (prepared in US$)

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

Encana Corporation	Annual Information Form (prepared in US$)

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

27.       Set clear hiring policies for the Corporation’s hiring of employees or former employees of the external auditors.

28.      Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors.

29.       Consider and review with the external auditors, management and the head of internal audit:

a.	Significant findings during the year and management’s responses and follow-up thereto.

b.	Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information, and management’s response.

c.	Any significant disagreements between the external auditors or internal auditors and management.

d.	Any changes required in the planned scope of their audit plan.

e.	The resources, budget, reporting relationships, responsibilities and planned activities of the internal auditors.

f.	The internal audit department mandate.

g.	Internal audit’s compliance with the Institute of Internal Auditors’ standards.

Encana Corporation	Annual Information Form (prepared in US$)

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

Encana Corporation	Annual Information Form (prepared in US$)

43.      Obtain assurance from the external auditors that disclosure to the Committee is not required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the external auditors.

44.                  The Committee shall review and reassess the adequacy of this Mandate annually and recommend any proposed changes to the Board for approval.

45.     The Committee’s performance shall be evaluated annually by the Nominating and Corporate Governance Committee of the Board of Directors.

46.       Perform such other functions as required by law, the Corporation’s mandate or bylaws, or the Board of Directors.

47.       Consider any other matters referred to it by the Board of Directors.

Encana Corporation	Annual Information Form (prepared in US$)

Encana Corporation Management’s Discussion and Analysis For the year ended December 31, 2013 (Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2013 (“Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2012.

The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated February 20, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Debt, including the current portion (“Debt”); Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”); Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent (“Mcfe”); billion cubic feet (“Bcf”) per day (“Bcf/d”); billion cubic feet equivalent (“Bcfe”); trillion cubic feet (“Tcf”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million barrels (“MMbbls”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at December 31, 2013 can be found in the Results Overview section of this MD&A and in Note 21 to the Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

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

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

In 2014, the Company does not anticipate any significant change in reportable segments as a result of the business strategy announced in November 2013.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the year ended December 31, 2013, Encana reported:

•                Cash Flow of $2,581 million, Operating Earnings of $802 million and Net Earnings of $236 million.

•                Average natural gas production volumes of 2,777 MMcf/d and average oil and NGL production volumes of 53.9 Mbbls/d.

•                Realized financial commodity hedging gains of $544 million before tax.

•                Average realized natural gas prices, including financial hedges, of $4.09 per Mcf. Average realized oil prices, including financial hedges, of $88.19 per bbl. Average realized NGL prices of $48.95 per bbl.

•                  Proceeds received from divestitures totaling $705 million before tax.

•                  Repayment of the 4.75 percent $500 million debt maturity from cash in October 2013.

•                  Dividends paid of $0.67 per share.

•                  Cash and cash equivalents of $2,566 million at year end.

Developments for the Company during the year ended December 31, 2013 included the following:

•                Appointed Doug Suttles as Encana’s President & Chief Executive Officer and Director of the Company in June 2013 and subsequently announced a realignment of the Company’s business strategy and corporate organizational structure in November 2013 to be implemented in 2014.

•                Announced plans to transfer Encana’s royalty business, whose assets comprise fee simple mineral title and certain royalty interests in lands located predominantly in Alberta, into a separate company. Encana plans to subsequently divest a portion of its interest in the new company through an initial public offering (“IPO”) in mid-2014. Encana intends to retain a majority stake in the new company. The transaction is subject to approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals.

•                Commenced production at the Deep Panuke natural gas facility located offshore Nova Scotia in August 2013 and reached commercial operation with the issuance of the Production Acceptance Notice in December 2013.

•                Completed the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas (“LNG”) export terminal in British Columbia in February 2013.

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

Financial Results

	2013					2012					2011
($ millions, except per share)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash Flow (1)	$ 2,581	$ 677	$ 660	$ 665	$ 579	$ 3,537	$ 809	$ 913	$ 794	$ 1,021	$ 4,216
per share - diluted	3.50	0.91	0.89	0.90	0.79	4.80	1.10	1.24	1.08	1.39	5.72

Operating Earnings (1)	802	226	150	247	179	997	296	263	198	240	1,191
per share - diluted	1.09	0.31	0.20	0.34	0.24	1.35	0.40	0.36	0.27	0.33	1.62

Net Earnings (Loss)	236	(251)	188	730	(431)	(2,794)	(80)	(1,244)	(1,482)	12	5
per share - basic and diluted	0.32	(0.34)	0.25	0.99	(0.59)	(3.79)	(0.11)	(1.69)	(2.01)	0.02	0.01

Production Volumes
Natural Gas (MMcf/d)	2,777	2,744	2,723	2,766	2,877	2,981	2,948	2,905	2,802	3,272	3,333
Oil & NGLs (Mbbls/d)
Oil	25.8	33.0	27.2	22.9	20.0	17.6	18.5	17.5	17.9	16.5	14.5
NGLs	28.1	33.0	31.0	24.7	23.5	13.4	17.7	12.8	10.3	12.8	9.5
Total Oil & NGLs	53.9	66.0	58.2	47.6	43.5	31.0	36.2	30.3	28.2	29.3	24.0

Capital Investment	2,712	717	641	639	715	3,476	780	779	797	1,120	4,610
Net Acquisitions & (Divestitures)	(521)	(72)	(51)	(312)	(86)	(3,664)	(1,327)	31	(8)	(2,360)	(1,565)

Revenues, Net of Royalties	5,858	1,423	1,392	1,984	1,059	5,160	1,605	1,025	731	1,799	8,467
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	6,205	1,719	1,518	1,523	1,445	6,601	1,723	1,623	1,526	1,729	7,613
Realized Hedging Gains, before tax	544	174	175	52	143	2,161	420	578	636	527	948
Ceiling Test Impairments, after tax	-	-	-	-	-	(3,179)	(291)	(1,193)	(1,695)	-	(1,687)

Total Assets	17,648					18,700					23,415
Total Debt	7,124					7,675					8,150
Cash & Cash Equivalents	2,566					3,179					800

(1)                    A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Critical Accounting Estimates section of this MD&A.

Q4 2013 versus Q4 2012

Cash Flow of $677 million decreased $132 million primarily due to lower realized financial hedging gains of $246 million before tax. In the three months ended December 31, 2013, Cash Flow was impacted by the following significant items:

•                  Realized financial hedging gains before tax were $174 million compared to $420 million in 2012.

•                Average realized natural gas prices, excluding financial hedges, were $3.69 per Mcf compared to $3.45 per Mcf in 2012 reflecting higher benchmark prices. Average natural gas production volumes of 2,744 MMcf/d decreased 204 MMcf/d from 2,948 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program, natural declines and divestitures, partially offset by successful drilling programs and production from the Deep Panuke offshore natural gas facility.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

•                Average oil and NGL production volumes of 66.0 Mbbls/d increased 29.8 Mbbls/d from 36.2 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays and the extraction of additional liquids volumes processed through third party facilities. Higher oil and NGL volumes increased revenues by $190 million.

•                Transportation and processing expense increased $87 million primarily due to costs related to higher production volumes processed through third party facilities and costs related to the Deep Panuke offshore natural gas facility.

•                Administrative expense increased primarily due to restructuring charges as discussed in the Other Operating Results section of this MD&A.

•                Current tax was a recovery of $25 million compared to an expense of $62 million in 2012.

Operating Earnings of $226 million decreased $70 million primarily due to the items discussed in the Cash Flow section. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Loss was $251 million compared to a Net Loss of $80 million in 2012. The Net Loss for the fourth quarter of 2013 was primarily due to the items discussed in the Cash Flow and Operating Earnings sections, partially offset by the inclusion of an after-tax non-cash ceiling test impairment of $291 million in the 2012 comparative. Net Loss for the fourth quarter of 2013 was also impacted by higher unrealized hedging losses of $137 million after tax, a higher after-tax non-operating foreign exchange loss, higher administrative expense as a result of restructuring charges and deferred tax expense.

2013 versus 2012

Cash Flow of $2,581 million decreased $956 million primarily due to lower realized financial hedging gains of $1,617 million before tax, partially offset by higher realized natural gas prices which increased revenues $790 million. In 2013, Cash Flow was impacted by the following significant items:

•                  Realized financial hedging gains before tax were $544 million compared to $2,161 million in 2012.

•                Average realized natural gas prices, excluding financial hedges, were $3.57 per Mcf compared to $2.83 per Mcf in 2012 reflecting higher benchmark prices which increased revenues $790 million. Average natural gas production volumes of 2,777 MMcf/d decreased 204 MMcf/d from 2,981 MMcf/d in 2012 primarily as a result of the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012, successful drilling programs and production from the Deep Panuke offshore natural gas facility in 2013. Lower natural gas volumes decreased revenues $208 million.

•                Average realized liquids prices, excluding hedges, were $67.30 per bbl compared to $75.12 per bbl in 2012 which decreased revenues $168 million. Average oil and NGL production volumes of 53.9 Mbbls/d increased 22.9 Mbbls/d from 31.0 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes processed through third party facilities and additional NGL volumes resulting from new and renegotiated gathering and processing agreements. Higher oil and NGL volumes increased revenues $640 million.

•                Transportation and processing expense increased $245 million primarily due to costs related to higher production volumes processed through third party facilities, additional NGL volumes resulting from new and renegotiated gathering and processing agreements, costs related to the Deep Panuke offshore natural gas facility and higher firm processing costs.

•                Operating expense increased $65 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

•                Administrative expense increased primarily due to restructuring charges as discussed in the Other Operating Results section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Operating Earnings of $802 million decreased $195 million primarily due to the items discussed in the Cash Flow section, partially offset by lower depreciation, depletion and amortization (“DD&A”) and lower deferred tax. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Earnings were $236 million compared to a Net Loss of $2,794 million in 2012 primarily due to the inclusion of after-tax non-cash ceiling test impairments of $3,179 million in the 2012 comparative, partially offset by the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings for 2013 were also impacted by lower unrealized hedging losses of $770 million after tax, partially offset by an after-tax non-operating foreign exchange loss and higher administrative expense as a result of restructuring charges.

2012 versus 2011

Cash Flow of $3,537 million decreased $679 million primarily due to lower realized commodity prices which decreased revenues $1,564 million, partially offset by higher realized financial hedging gains of $1,213 million before tax. In 2012, Cash Flow was impacted by the following significant items:

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

•                Average realized liquids prices, excluding financial hedges, were $75.12 per bbl compared to $85.36 per bbl in 2011. Average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 24.0 Mbbls/d in 2011.

Operating Earnings of $997 million decreased $194 million primarily due to the items discussed in the Cash Flow section, partially offset by lower DD&A and lower deferred tax.

Net Loss was $2,794 million compared to Net Earnings of $5 million in 2011. The Net Loss for 2012 was primarily due to unrealized hedging losses, higher non-cash ceiling test impairments and the items discussed in the Cash Flow and Operating Earnings sections. The Net Loss for 2012 was partially offset by an unrealized foreign exchange gain on the revaluation of long-term debt and a deferred tax recovery.

The Company’s after-tax non-cash ceiling test impairments of $3,179 million in 2012 and $1,687 million in 2011 primarily resulted from the decline in the 12-month average trailing natural gas prices. Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

Quarterly Prices and Foreign Exchange Rates

	2013					2012					2011
(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$ 4.09	$ 4.34	$ 4.00	$ 4.17	$ 3.86	$ 4.82	$ 5.02	$ 4.91	$ 4.79	$ 4.58	$ 4.96
Oil ($/bbl)	88.19	85.39	90.42	88.27	89.71	84.06	79.75	80.04	84.62	92.65	86.70
NGLs ($/bbl) (1)	48.95	48.59	46.35	49.63	52.24	63.37	52.97	61.34	72.88	72.30	83.32
Total Oil & NGLs ($/bbl)	67.75	67.01	66.95	68.25	69.45	75.12	66.65	72.17	80.32	83.77	85.36

Excluding Hedging
Natural Gas ($/Mcf)	3.57	3.69	3.26	3.99	3.35	2.83	3.45	2.77	2.25	2.80	4.17
Oil ($/bbl)	87.25	82.54	96.09	85.89	84.46	84.06	79.75	80.04	84.62	92.65	86.70
NGLs ($/bbl)	48.95	48.59	46.35	49.63	52.24	63.37	52.97	61.34	72.88	72.30	83.32
Total Oil & NGLs ($/bbl)	67.30	65.58	69.60	67.10	67.04	75.12	66.65	72.17	80.32	83.77	85.36

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	3.65	3.60	3.58	4.09	3.34	2.79	3.40	2.81	2.22	2.74	4.04
AECO (C$/Mcf)	3.16	3.15	2.82	3.59	3.08	2.40	3.06	2.19	1.83	2.52	3.67
Rockies (Opal) ($/MMBtu)	3.50	3.48	3.37	3.89	3.26	2.63	3.26	2.56	2.01	2.67	3.80
HSC ($/MMBtu)	3.63	3.57	3.55	4.11	3.30	2.75	3.35	2.84	2.17	2.65	4.02
Basis Differential ($/MMBtu)
AECO/NYMEX	0.57	0.59	0.89	0.56	0.27	0.38	0.32	0.62	0.39	0.22	0.31
Rockies/NYMEX	0.15	0.12	0.21	0.20	0.08	0.16	0.14	0.25	0.21	0.07	0.24
HSC/NYMEX	0.02	0.03	0.03	(0.02)	0.04	0.04	0.05	(0.03)	0.05	0.09	0.02

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	97.97	97.46	105.81	94.17	94.36	94.21	88.22	92.20	93.35	103.03	95.11
Edmonton Light Sweet (C$/bbl)	93.11	86.58	103.65	92.67	87.43	87.02	83.99	84.33	83.95	92.23	95.03

Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.971	0.953	0.963	0.977	0.992	1.000	1.009	1.005	0.990	0.999	1.012

(1)           The Company did not settle any NGL hedges during the periods presented.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2013, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2012. Hedging activities contributed an additional $0.52 per Mcf to the average realized natural gas price in 2013. Encana’s average realized oil price, excluding hedging for 2013, reflected higher benchmark prices. Hedging activities contributed an additional $0.94 per bbl to the average realized oil price in 2013. The Company’s 2013 NGLs price reflected a lower proportion of higher value condensate included in the total NGL product mix.

In 2012, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2011. Hedging activities contributed an additional $1.99 per Mcf to the average realized natural gas price in 2012. In 2012, Encana’s average realized oil price reflected lower benchmark prices compared to 2011. The Company’s 2012 NGLs price reflected a lower proportion of higher value condensate included in the total NGL product mix.

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

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

At December 31, 2013, Encana has hedged approximately 2,138 MMcf/d of expected 2014 production at an average price of $4.17 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 9.5 Mbbls/d of expected 2014 oil production using WTI fixed price contracts at an average price of $94.19 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management - Financial Risks section of this MD&A.

Reserves Quantities

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of the Company’s natural gas, oil and NGL reserves annually. The Company has a Reserves Committee composed of independent Board of Directors (“Board”) members that reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

As required by Canadian regulatory standards, Encana’s disclosure of reserves data is in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Encana’s 2013 Canadian protocol disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana’s Annual Information Form (“AIF”). Canadian standards require reconciliations in this section to include cubic feet equivalent. The oil and NGL volumes have been converted to cubic feet equivalent on the basis of one Mbbls to six MMcf based on an energy equivalency conversion method primarily applicable at the burner tip. This energy equivalency conversion method does not represent value equivalency, as the current price of oil and NGLs compared to natural gas is significantly higher.

Supplementary oil and gas information, including proved reserves on an after royalties basis, is provided in accordance with U.S. disclosure requirements in Note 24 to the December 31, 2013 Consolidated Financial Statements. As Encana follows U.S. GAAP full cost accounting for oil and gas activities, the U.S. protocol reserves estimates are key inputs to the Company’s depletion and ceiling test impairment calculations.

The Canadian standards require the use of forecast prices in the estimation of reserves and the disclosure of before and after royalties volumes. The U.S. standards require the use of 12-month average trailing prices in the estimation of reserves and the disclosure of after royalties volumes. The following sections provide Encana’s Canadian protocol and U.S. protocol reserves quantities.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

Canadian Protocol Reserves Quantities

Proved Reserves by Country

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2013	2012	2011	2013	2012	2011

Canada	5,031	6,730	7,067	141.1	126.3	106.5
United States	4,887	6,660	8,432	136.2	156.2	47.3
Total	9,918	13,390	15,499	277.3	282.5	153.8

Proved Reserves Reconciliation

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2012	6,730	6,660	13,390	126.3	156.2	282.5	15,085
Extensions	533	296	829	33.8	23.5	57.3	1,173
Discoveries	32	-	32	3.2	-	3.2	51
Technical revisions	(1,082)	(1,424)	(2,506)	(9.1)	(32.4)	(41.5)	(2,755)
Economic factors	(121)	(46)	(167)	(0.1)	(1.3)	(1.4)	(176)
Acquisitions	-	10	10	-	0.8	0.8	15
Dispositions	(514)	(2)	(516)	(3.2)	(0.1)	(3.3)	(535)
Production	(547)	(607)	(1,154)	(9.8)	(10.5)	(20.3)	(1,276)
December 31, 2013	5,031	4,887	9,918	141.1	136.2	277.3	11,582

Encana’s 2013 proved natural gas reserves before royalties of approximately 9.9 Tcf decreased 3.5 Tcf from 2012 primarily due to changes in the Company’s development plans and the resulting impact on proved undeveloped reserves bookings, which are included in technical revisions. Divestitures also reduced 2013 proved reserves. Extensions and discoveries of approximately 0.9 Tcf replaced 75 percent of production before royalties during the year.

Encana’s 2013 proved oil and NGL reserves before royalties of approximately 277.3 MMbbls decreased 5.2 MMbbls from 2012 primarily due to technical revisions which were impacted by a decrease in NGL reserves in the U.S. resulting from ethane rejection. Ethane rejection occurs when ethane is not recovered from the production stream as NGLs and is sold as natural gas instead. Extensions and discoveries of approximately 60.5 MMbbls replaced 298 percent of production before royalties during the year.

Proved Reserves by Country

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2013	2012	2011	2013	2012	2011

Canada	4,550	6,207	6,607	122.2	113.1	94.4
United States	4,026	5,410	6,834	112.7	127.3	38.6
Total	8,576	11,617	13,441	234.9	240.4	133.0

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

Proved Reserves Reconciliation

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (Bcfe)

December 31, 2012	6,207	5,410	11,617	113.1	127.3	240.4	13,059
Extensions and discoveries	508	264	772	30.3	19.4	49.7	1,070
Revisions (1)	(1,152)	(1,164)	(2,316)	(7.6)	(26.0)	(33.6)	(2,518)
Acquisitions	-	8	8	-	0.7	0.7	12
Dispositions	(490)	(1)	(491)	(2.5)	(0.1)	(2.6)	(506)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)	(1,132)
December 31, 2013	4,550	4,026	8,576	122.2	112.7	234.9	9,985

(1)          Includes economic factors.

Encana’s 2013 proved natural gas reserves after royalties of approximately 8.6 Tcf decreased 3.0 Tcf from 2012 primarily due to changes in the Company’s development plans and the resulting impact on proved undeveloped reserves bookings which are included in revisions. Divestitures also reduced 2013 proved reserves. Extensions and discoveries of approximately 0.8 Tcf replaced 76 percent of production after royalties during the year.

Encana’s 2013 proved oil and NGL reserves after royalties of approximately 234.9 MMbbls decreased 5.5 MMbbls from 2012 primarily due to revisions which were impacted by a decrease in NGL reserves in the U.S. resulting from ethane rejection. Extensions and discoveries of approximately 49.7 MMbbls replaced 252 percent of production after royalties during the year.

Forecast Prices

The reference prices below were utilized in the determination of reserves.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

2011 Price Assumptions
2012	3.80	3.49	97.00	97.96
2013 - 2021	4.50 - 7.17	4.13 - 6.58	100.00 - 107.56	101.02 - 108.73
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2012 Price Assumptions
2013	3.75	3.38	90.00	85.00
2014 - 2022	4.25 - 6.27	3.83 - 5.64	92.50 - 104.57	91.50 - 103.57
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2013 Price Assumptions
2014	4.25	4.03	97.50	92.76
2015 - 2023	4.50 - 5.97	4.26 - 5.66	97.50 - 104.57	97.37 - 106.93
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

U.S. Protocol Reserves Quantities

Proved Reserves by Country

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2013	2012	2011	2013	2012	2011

Canada	3,975	4,550	6,329	110.2	101.6	95.0
United States	3,877	4,242	6,511	110.6	108.4	38.2
Total	7,852	8,792	12,840	220.8	210.0	133.2

Proved Reserves Reconciliation

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total

December 31, 2012	4,550	4,242	8,792	101.6	108.4	210.0
Revisions and improved recovery	(256)	(362)	(618)	(7.0)	(17.3)	(24.3)
Extensions and discoveries	499	482	981	28.2	27.6	55.8
Purchase of reserves in place	-	7	7	-	0.6	0.6
Sale of reserves in place	(295)	(1)	(296)	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)
December 31, 2013	3,975	3,877	7,852	110.2	110.6	220.8

Encana’s 2013 proved natural gas reserves after royalties of approximately 7.9 Tcf decreased 0.9 Tcf from 2012. Revisions and improved recovery included a reduction of approximately 2.9 Tcf due to lower proved undeveloped reserves bookings resulting from changes in the Company’s development plans, partially offset by additions of approximately 2.2 Tcf due to higher 12-month average trailing prices and minor positive revisions. Divestitures also reduced 2013 proved reserves. Extensions and discoveries of approximately 1.0 Tcf replaced 97 percent of production during the year.

Encana’s 2013 proved oil and NGL reserves after royalties of approximately 220.8 MMbbls increased 10.8 MMbbls from 2012 primarily due to extensions and discoveries. Revisions and improved recovery was impacted by a decrease in NGL reserves primarily due to ethane rejection in the U.S. Extensions and discoveries of approximately 55.8 MMbbls replaced 283 percent of production during the year.

12-Month Average Trailing Prices

The reference prices below were utilized in the determination of reserves. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44

(1)    All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

Production and Net Capital Investment

Production Volumes (After Royalties)

(average daily)	2013	2012	2011

Natural Gas (MMcf/d)
Canadian Division	1,432	1,359	1,454
USA Division	1,345	1,622	1,879
	2,777	2,981	3,333

Oil (Mbbls/d)
Canadian Division	11.9	7.3	5.1
USA Division	13.9	10.3	9.4
	25.8	17.6	14.5

NGLs (Mbbls/d)
Canadian Division	18.5	12.1	9.4
USA Division	9.6	1.3	0.1
	28.1	13.4	9.5

Total Oil & NGLs (Mbbls/d)
Canadian Division	30.4	19.4	14.5
USA Division	23.5	11.6	9.5
	53.9	31.0	24.0

2013 versus 2012

Average natural gas production volumes for 2013 compared to 2012 were impacted by the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012. In 2013, average natural gas production volumes of 2,777 MMcf/d decreased 204 MMcf/d from 2012. The Canadian Division volumes were higher primarily due to successful drilling programs, mainly at Cutbank Ridge, production from the Deep Panuke offshore natural gas facility, and shut-in production volumes in 2012, partially offset by natural declines and the sale of the Jean Marie natural gas assets in Greater Sierra. The USA Division volumes were lower primarily due to natural declines, partially offset by shut-in production volumes in 2012.

In 2013, average oil and NGL production volumes of 53.9 Mbbls/d increased 22.9 Mbbls/d from 2012. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah.

2012 versus 2011

In 2012, average natural gas production volumes of 2,981 MMcf/d decreased 352 MMcf/d from 2011. The Canadian Division volumes were lower primarily due to shut-in production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. The USA Division volumes were lower primarily due to natural declines, divestitures in Texas and shut-in production, partially offset by a successful drilling program in Piceance. During 2012, Encana announced plans to shut in and curtail natural gas production volumes of approximately 250 MMcf/d in areas subject to higher decline and higher variable costs. The shut-in volumes were brought back on prior to year end.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

In 2012, average oil and NGL production volumes of 31.0 Mbbls/d increased 7.0 Mbbls/d from 2011. The Canadian Division volumes were higher primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and successful drilling programs in Peace River Arch and Bighorn. The USA Division volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements which resulted in additional NGL volumes.

Net Capital Investment

($ millions)	2013	2012	2011

Canadian Division	$ 1,365	$ 1,567	$ 2,031
USA Division	1,283	1,727	2,446
Market Optimization	3	7	2
Corporate & Other	61	175	131
Capital Investment	2,712	3,476	4,610
Acquisitions	184	379	515
Divestitures	(705)	(4,043)	(2,080)
Net Acquisitions & (Divestitures)	(521)	(3,664)	(1,565)
Net Capital Investment	$ 2,191	$ (188)	$ 3,045

2013

Capital investment during 2013 was $2,712 million and reflected the Company’s disciplined capital spending which focused on investment in Encana’s highest return resource plays, investments in opportunities where development has demonstrated success and executing drilling programs with joint venture partners. Development of resource plays continued in Peace River Arch, Bighorn, Piceance and Haynesville. Investment in prospective oil and liquids rich natural gas plays was focused on the Duvernay, the San Juan Basin and the DJ Basin. In 2014, Encana will realign its capital investment program in support of the Company’s strategy announced in November 2013.

Acquisitions in 2013 were $28 million in the Canadian Division and $156 million in the USA Division, which primarily included land and property purchases with oil and liquids rich natural gas production potential.

Divestitures in 2013 were $685 million in the Canadian Division and $18 million in the USA Division. The Canadian Division included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia and other assets.

Encana is currently involved in a number of joint ventures with counterparties in both Canada and the U.S. Sharing development costs with third parties enables Encana to advance project development while reducing capital investment, thereby improving project returns.

2012

Capital investment during 2012 was $3,476 million and focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities. Development of resource plays continued in Piceance, Haynesville, Bighorn, Cutbank Ridge and Peace River Arch and investment in prospective oil and liquids rich natural gas plays including the Duvernay, Clearwater Oil, the Tuscaloosa Marine Shale, Eaglebine, the Mississippian Lime, the DJ Niobrara and the San Juan Basin.

Acquisitions in 2012 were $139 million in the Canadian Division and $240 million in the USA Division and primarily included land and property purchases with oil and liquids rich natural gas production potential.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

Divestitures in 2012 were $3,770 million in the Canadian Division and $271 million in the USA Division. The Canadian Division included C$1.45 billion received from a Mitsubishi Corporation subsidiary, C$1.18 billion received from a PetroChina Company Limited subsidiary, C$100 million received from a Toyota Tsusho Corporation subsidiary and approximately C$920 million received from the sale of two natural gas processing plants. The USA Division received the remaining proceeds of $114 million from the divestiture of the North Texas natural gas assets, with the majority of the proceeds received in December 2011.

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

Amounts received from the divestiture transactions above have been deducted from the respective Canadian and U.S. full cost pools.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

Divisional Results

Canadian Division

Operating Cash Flow

	Operating Cash Flow ($ millions)			Natural Gas Netback ($/Mcf)			Oil & NGLs Netback ($/bbl)
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties, excluding Hedging	$ 2,548	$ 1,802	$ 2,507	$ 3.35	$ 2.58	$ 3.79	$ 65.06	$ 70.84	$ 85.41
Realized Financial Hedging Gain	276	958	365	0.51	1.97	0.69	0.46	-	-
Expenses
Production and mineral taxes	15	9	15	0.01	-	0.02	0.96	1.13	0.90
Transportation and processing	756	555	490	1.37	1.12	0.91	2.89	0.75	1.45
Operating	372	352	380	0.61	0.67	0.68	3.56	2.09	1.23
Operating Cash Flow/Netback	$ 1,681	$ 1,844	$ 1,987	$ 1.87	$ 2.76	$ 2.87	$ 58.11	$ 66.87	$ 81.83

				Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)
				2013	2012	2011	2013	2012	2011
Production Volumes - After Royalties				1,432	1,359	1,454	30.4	19.4	14.5

2013 versus 2012

Operating Cash Flow of $1,681 million decreased $163 million primarily due to lower realized financial hedging gains of $682 million, partially offset by higher realized natural gas prices which increased revenues $405 million. In 2013, Cash Flow was impacted by the following significant items:

•                  Realized financial hedging gains were $276 million compared to $958 million in 2012.

•                 Higher natural gas prices reflected higher benchmark prices, which increased revenues by $405 million. Average natural gas production volumes of 1,432 MMcf/d were higher by 73 MMcf/d, which increased revenues by $103 million. This was primarily due to successful drilling programs, mainly at Cutbank Ridge, shut-in production volumes in 2012 and production from the Deep Panuke offshore natural gas facility, partially offset by natural declines and the sale of the Jean Marie natural gas assets in Greater Sierra.

•                 Average oil and NGL production volumes of 30.4 Mbbls/d were higher by 11.0 Mbbls/d. This increased revenues by $281 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater. Lower liquids prices decreased revenues by $63 million.

•                 Transportation and processing expense increased $201 million primarily due to costs related to higher production volumes processed through third party facilities in Bighorn, Cutbank Ridge and Peace River Arch, costs related to the Deep Panuke offshore natural gas facility and higher firm processing costs.

2012 versus 2011

Operating Cash Flow of $1,844 million decreased $143 million primarily due to lower realized commodity prices which decreased revenues $695 million, partially offset by higher realized financial hedging gains of $593 million. In 2012, Cash Flow was impacted by the following significant items:

•                 Realized financial hedging gains were $958 million compared to $365 million in 2011.

•                 Lower natural gas prices reflected lower benchmark prices, which decreased revenues by $586 million. Average natural gas production volumes of 1,359 MMcf/d were lower by 95 MMcf/d. This decreased revenues by $158 million primarily due to shut-in and curtailed production and divestitures, partially offset by a successful drilling program at Cutbank Ridge and Bighorn. A portion of 2012 production was shut in at Cutbank Ridge, Greater Sierra and Clearwater.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

•                 Average oil and NGL production volumes of 19.4 Mbbls/d were higher by 4.9 Mbbls/d, which increased revenues by $156 million primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn, higher royalty interest volumes and a successful drilling program in Peace River Arch and Bighorn. Lower liquids prices decreased revenues by $109 million.

•                 Transportation and processing expense increased $65 million primarily due to higher volumes processed through third party facilities, mainly resulting from the sale of two natural gas processing plants.

Results by Resource Play

	Natural Gas Production (MMcf/d)			Oil & NGLs Production (Mbbls/d)			Capital ($ millions)
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Cutbank Ridge	506	433	428	1.8	1.5	1.1	$ 143	$ 228	$ 371
Bighorn	255	242	230	8.9	5.8	3.5	268	333	397
Peace River Arch	133	108	101	8.7	2.9	2.1	435	220	156
Clearwater	335	374	433	9.9	8.6	7.0	128	131	354
Greater Sierra	156	200	260	0.3	0.5	0.8	17	118	325
Other and emerging	47	2	2	0.8	0.1	-	374	537	428
Total Canadian Division	1,432	1,359	1,454	30.4	19.4	14.5	$ 1,365	$ 1,567	$ 2,031

Other and emerging resource plays primarily includes results from the Duvernay prospective oil and liquids rich natural gas play and the Deep Panuke offshore natural gas facility. Production from the Deep Panuke offshore natural gas facility increased natural gas volumes by approximately 41 MMcf/d for 2013.

Greater Sierra average natural gas production volumes were lower in 2013 compared to 2012 primarily as a result of the sale of the Jean Marie natural gas assets which closed in the second quarter of 2013. Cutbank Ridge average natural gas production volumes have increased and capital investment has decreased during the periods presented as a result of partnership activity in the resource play.

Average oil and NGL production volumes during 2013 increased primarily due to the extraction of additional liquids volumes at the Musreau plant in Bighorn and the Gordondale plant in Peace River Arch and successful drilling programs in Peace River Arch and Clearwater.

Other Divisional Expenses

($ millions)	2013	2012	2011

Depreciation, depletion and amortization	$ 601	$ 748	$ 966
Impairments	-	1,822	2,249

In 2013, DD&A decreased from 2012 due to a lower depletion rate of $1.01 per Mcfe in 2013 compared to $1.41 per Mcfe in 2012, partially offset by higher production volumes in 2013. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012 and deductions from the full cost pool for amounts received from divestitures during 2012 and 2013.

In 2012, the Division recognized non-cash ceiling test impairments before tax of $1,822 million (2011 - $2,249 million). The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under Securities and Exchange Commission (“SEC”) requirements.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

USA Division

Operating Cash Flow

	Operating Cash Flow ($ millions)			Natural Gas Netback ($/Mcf)			Oil & NGLs Netback ($/bbl)
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties, excluding Hedging	$ 2,499	$ 2,170	$ 3,424	$ 3.81	$ 3.03	$ 4.47	$ 70.18	$ 82.33	$ 85.28
Realized Financial Hedging Gain	264	1,195	598	0.53	2.01	0.87	0.44	-	-
Expenses
Production and mineral taxes	119	96	183	0.16	0.11	0.23	4.79	6.63	7.54
Transportation and processing	722	652	728	1.47	1.10	1.06	-	0.06	0.08
Operating	411	377	444	0.69	0.59	0.62	7.02	5.88	0.70
Operating Cash Flow/Netback	$ 1,511	$ 2,240	$ 2,667	$ 2.02	$ 3.24	$ 3.43	$ 58.81	$ 69.76	$ 76.96

				Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)
				2013	2012	2011	2013	2012	2011
Production Volumes - After Royalties				1,345	1,622	1,879	23.5	11.6	9.5

2013 versus 2012

Operating Cash Flow of $1,511 million decreased $729 million primarily due to lower realized financial hedging gains of $931 million, partially offset by higher realized natural gas prices which increased revenues $385 million. In 2013, Cash Flow was impacted by the following significant items:

•                 Realized financial hedging gains were $264 million compared to $1,195 million in 2012.

•                 Higher natural gas prices reflected higher benchmark prices, which increased revenues by $385 million. Average natural gas production volumes of 1,345 MMcf/d were lower by 277 MMcf/d. This decreased revenues by $311 million primarily due to natural declines, partially offset by shut-in production volumes in 2012.

•                 Average oil and NGL production volumes of 23.5 Mbbls/d were higher by 11.9 Mbbls/d. This increased revenues by $359 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah. Lower liquids prices decreased revenues by $105 million.

•                 Transportation and processing expense increased $70 million primarily due to costs related to new and renegotiated gathering and processing agreements.

•                 Operating expense increased $34 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

2012 versus 2011

Operating Cash Flow of $2,240 million decreased $427 million primarily due to lower realized natural gas prices which decreased revenues $856 million, partially offset by higher realized financial hedging gains of $597 million. In 2012, Cash Flow was impacted by the following significant items:

•                  Realized financial hedging gains were $1,195 million compared to $598 million in 2011.

•                  Lower natural gas prices reflected lower benchmark prices, which decreased revenues by $856 million. Average natural gas production volumes of 1,622 MMcf/d were lower by 257 MMcf/d. This decreased revenues by $412 million primarily due to natural declines, divestitures in Texas and shut-in production in Haynesville, partially offset by a successful drilling program in Piceance.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

•                 Average oil and NGL production volumes of 11.6 Mbbls/d were higher by 2.1 Mbbls/d. This increased revenues by $66 million primarily due to successful drilling programs in oil and liquids rich natural gas plays and renegotiated gathering and processing agreements, which resulted in additional NGL volumes.

•                 Production and mineral taxes decreased $87 million primarily due to lower natural gas prices.

•                 Transportation and processing expense decreased $76 million primarily due to lower natural gas production volumes.

•                 Operating expense decreased $67 million primarily due to lower property taxes and the North Texas asset divestiture.

Results by Resource Play

	Natural Gas Production (MMcf/d)			Oil & NGLs Production (Mbbls/d)			Capital ($ millions)
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Piceance	455	475	435	5.1	2.2	1.9	$ 241	$ 328	$ 453
Jonah	323	411	471	4.7	4.1	4.3	48	102	275
Haynesville	348	475	508	-	-	-	210	337	1,018
Texas	136	167	376	-	0.1	0.3	23	62	310
Other and emerging	83	94	89	13.7	5.2	3.0	761	898	390
Total USA Division	1,345	1,622	1,879	23.5	11.6	9.5	$ 1,283	$ 1,727	$ 2,446

Other and emerging resource plays include results from prospective oil and liquids rich natural gas plays including the San Juan Basin, the DJ Basin, the Tuscaloosa Marine Shale and Eaglebine.

Average oil and NGL production volumes during 2013 increased primarily due to successful drilling programs in the DJ Basin, Piceance and the San Juan Basin and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah.

Average natural gas production volumes during 2013 in Jonah and Haynesville were impacted by natural declines and a reduced capital investment program.

Other Divisional Expenses

($ millions)	2013	2012	2011

Depreciation, depletion and amortization	$ 818	$ 1,102	$ 1,226
Impairments	-	2,842	-

In 2013, DD&A decreased from 2012 due to a lower depletion rate of $1.51 per Mcfe in 2013 compared to $1.78 per Mcfe in 2012 and lower production volumes in 2013. The lower depletion rate primarily resulted from ceiling test impairments recognized during 2012.

In 2012, the Division recognized non-cash ceiling test impairments before tax of $2,842 million (2011 - nil). The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Division’s proved reserves volumes and values as calculated under SEC requirements.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

Market Optimization

($ millions)	2013	2012	2011

Revenues	$ 512	$ 419	$ 703
Expenses
Operating	38	48	40
Purchased product	441	349	635
Depreciation, depletion and amortization	12	12	12
	$ 21	$ 10	$ 16

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in 2013 compared to 2012 primarily due to higher commodity prices partially offset by lower volumes required for optimization. Revenues and purchased product expense decreased in 2012 compared to 2011 primarily due to lower commodity prices and lower volumes required for optimization.

Corporate and Other

($ millions)	2013	2012	2011

Revenues	$ (241)	$ (1,384)	$ 870
Expenses
Transportation and processing	(2)	24	(25)
Operating	38	17	2
Depreciation, depletion and amortization	134	94	78
Impairments	21	31	-
	$ (432)	$ (1,550)	$ 815

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements. Impairments relates to certain corporate assets.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. For further information on The Bow office sublease, refer to the Contractual Obligations and Contingencies section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

($ millions)	2013	2012	2011

Accretion of asset retirement obligation	$ 53	$ 53	$ 50
Administrative	439	392	350
Interest	563	522	468
Foreign exchange (gain) loss, net	325	(107)	133
Other	(6)	1	21
	$ 1,374	$ 861	$ 1,022

Administrative expense in 2013 increased from 2012 primarily due to restructuring charges of approximately $88 million resulting from workforce reductions to align the organizational structure in support of the strategy announced in November 2013, partially offset by higher legal costs in 2012. Administrative expense in 2012 increased from 2011 primarily due to higher long-term compensation cost accruals and higher legal costs.

Interest expense in 2013 increased from 2012 primarily due to interest related to The Bow office building. Interest expense in 2012 increased from 2011 due to higher standby fees on available committed revolving bank credit facilities, a lower recovery of interest accrued on unrecognized tax benefits and interest related to The Bow office building. The Bow office obligation is discussed further in the Contractual Obligations and Contingencies section of this MD&A.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation of other monetary assets and liabilities.

Income Tax

($ millions)	2013	2012	2011

Current Income Tax	$ (191)	$ (200)	$ (195)
Deferred Income Tax	(57)	(1,837)	212
Income Tax Expense (Recovery)	$ (248)	$ (2,037)	$ 17

Current income tax in 2013 was a recovery of $191 million primarily due to amounts in respect of prior periods. The current income tax recoveries of $200 million in 2012 and $195 million in 2011 were primarily due to the carry back of tax losses to prior years.

Total income tax was a recovery of $248 million in 2013 and decreased $1,789 million primarily due to higher net earnings before tax resulting from the non-cash ceiling test impairments included in 2012 results.  In 2012, total income tax was a recovery of $2,037 million compared to an expense of $17 million in 2011 due to lower net earnings before tax primarily resulting from higher non-cash ceiling test impairments, lower commodity prices and unrealized hedging losses. The Net Earnings variances are further discussed in the Financial Results section of this MD&A.

Encana’s annual effective tax rate is impacted by earnings, statutory rate and other foreign differences, the effect of legislative changes, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

Liquidity and Capital Resources

($ millions)	2013	2012	2011

Net Cash From (Used In)
Operating activities	$ 2,289	$ 3,107	$ 3,927
Investing activities	(1,895)	361	(3,631)
Financing activities	(909)	(1,111)	(194)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(98)	22	(1)
Increase (Decrease) in Cash and Cash Equivalents	$ (613)	$ 2,379	$ 101
Cash and Cash Equivalents, End of Year	$ 2,566	$ 3,179	$ 800

Operating Activities

Net cash from operating activities in 2013 of $2,289 million decreased $818 million from 2012. Net cash from operating activities in 2012 of $3,107 million decreased $820 million from 2011. These decreases are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In 2013, the net change in non-cash working capital was a deficit of $179 million compared to a deficit of $323 million in 2012 and a deficit of $15 million in 2011.

The Company had a working capital surplus of $1,338 million at December 31, 2013 compared to $2,865 million at December 31, 2012. The decrease in working capital is primarily due to an increase in the current portion of long-term debt, a decrease in risk management assets and a decrease in accounts receivable and accrued revenues. At December 31, 2013, working capital included cash and cash equivalents of $2,566 million compared to $3,179 million at December 31, 2012. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in 2013 was $1,895 million compared to net cash from investing activities of $361 million in 2012. The net cash used in investing activities primarily resulted from lower divestiture proceeds, partially offset by lower capital expenditures. Net cash from investing activities in 2012 was $361 million compared to net cash used in investing activities of $3,631 million in 2011. The net cash from investing activities primarily resulted from higher divestiture proceeds and lower capital expenditures. Reasons for these changes are discussed further in the Net Capital Investment section of this MD&A.

Investing activities in 2013 also included proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat LNG export terminal in British Columbia which closed in February 2013.

Net cash used in investing activities in 2013 also included cash in reserve released from escrow of $44 million compared to $415 million in 2012. Net cash from investing activities in 2011 included cash placed in escrow of $383 million. Cash in reserve includes monies which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly developed assets. At December 31, 2011, the Company also had amounts placed in escrow for a possible qualifying like-kind exchange for U.S. income tax purposes.

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,124 million at December 31, 2013 and $7,175 million at December 31, 2012. The current portion of long-term debt outstanding was $1,000 million at December 31, 2013 compared to $500 million at December 31, 2012. On October 15, 2013, the Company repaid its 4.75 percent $500 million debt maturity from cash. The Company expects that the remaining $1,000 million 5.80 percent notes which are due to mature on May 1, 2014 will be paid in cash. There were no outstanding balances under the Company’s revolving credit facilities at December 31, 2013 or December 31, 2012.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Shelf Prospectuses

Encana maintains two committed revolving bank credit facilities and a U.S. dollar shelf prospectus. In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities to June 2018 and reduced the Canadian facility from C$4.0 billion to C$3.5 billion. As at December 31, 2013, Encana had available unused committed revolving bank credit facilities of $4.3 billion and unused capacity under a shelf prospectus for up to $4.0 billion.

•                Encana has in place a revolving bank credit facility for C$3.5 billion ($3.3 billion) that remains committed through June 2018, all of which remained unused.

•                One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, of which $999 million remained unused.

•                Encana has in place a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At December 31, 2013, the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2014.

Encana had in place an unutilized shelf prospectus for up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada which expired in June 2013. Encana did not renew the shelf prospectus as the Company had sufficient cash balances on hand and does not believe that access to the debt capital market in Canada will be required in the near term.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 36 percent at December 31, 2013 and 37 percent at December 31, 2012.

Outstanding Share Data

As at December 31, 2013 and February 18, 2014, Encana had 740.9 million common shares outstanding.

Eligible employees have been granted stock options to purchase common shares in accordance with Encana’s Employee Stock Option Plan. As at December 31, 2013, there were approximately 29.5 million outstanding stock options with associated Tandem Stock Appreciation Rights (“TSARs”) attached (15.5 million exercisable). A TSAR gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and therefore has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

Restricted Share Units (“RSUs”) have been granted to eligible employees to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2013, there were approximately 8.6 million outstanding RSUs which vest three years from the date granted. The Company intends to settle vested RSUs in cash on the vesting date. A settlement in cash does not result in the issuance of any Encana common shares and therefore has no dilutive effect.

During 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished.

In March 2013, Encana amended its dividend reinvestment plan (“DRIP”) to permit the Company to issue, from its treasury, Encana common shares to participating shareholders of the DRIP at a discount to the average market price for the applicable dividend payment date. Under the Company’s DRIP, Encana issued 5.4 million common shares totaling $93 million during 2013.

On February 13, 2014, Encana announced that any future dividends in conjunction with the DRIP will be issued from Encana’s treasury without a discount to the average market price unless otherwise announced by the Company via news release.

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $494 million or $0.67 per share for 2013 compared to $588 million or $0.80 per share for 2012 and 2011. As disclosed above, the dividends paid included $93 million in common shares for 2013, which were issued in lieu of cash dividends under the Company’s DRIP.

On February 12, 2014, the Board declared a dividend of $0.07 per share payable on March 31, 2014 to common shareholders of record as of March 14, 2014.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors several non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A. The financial metrics the Company currently monitors are below.

	2013	2012	2011

Net Debt to Debt Adjusted Cash Flow	1.5x	1.1x	1.6x
Debt to Debt Adjusted Cash Flow	2.4x	2.0x	1.8x
Debt to Adjusted EBITDA	2.5x	2.0x	1.9x
Debt to Adjusted Capitalization	36%	37%	33%

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

Contractual Obligations and Contingencies

Contractual Obligations

The following table outlines the Company’s contractual obligations at December 31, 2013:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Long-Term Debt (1)	1,000	-	-	700	705	4,700	7,105
Asset Retirement Obligation	68	61	70	68	57	3,982	4,306
Other Long-Term Obligations	87	87	88	89	90	1,893	2,334
Capital Leases	106	93	93	94	94	315	795
Obligations (2)	1,261	241	251	951	946	10,890	14,540

Transportation and Processing	967	985	896	896	848	4,379	8,971
Drilling and Field Services	292	106	71	41	38	35	583
Operating Leases	47	43	38	31	28	38	225
Commitments	1,306	1,134	1,005	968	914	4,452	9,779
Total Contractual Obligations	2,567	1,375	1,256	1,919	1,860	15,342	24,319
Sublease Recoveries	(43)	(43)	(44)	(44)	(44)	(939)	(1,157)

(1)     Principal component only. See Note 12 to the Consolidated Financial Statements.

(2)     The Company has recorded $10,312 million in liabilities related to these obligations.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Consolidated Financial Statements.

Other Long-Term Obligations relates to the 25-year lease agreement with a third party developer for The Bow office building. Encana has recognized the accumulated construction costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). Sublease Recoveries in the table above include the amounts expected to be recovered from Cenovus. Encana’s undiscounted payments for The Bow are $2,334 million, of which $1,157 million is expected to be recovered from Cenovus.

Capital Leases primarily includes the obligation related to the Deep Panuke Production Field Centre, which commenced commercial operations in December 2013 following issuance of the Production Acceptance Notice. Encana’s undiscounted future lease payments total $687 million ($536 million discounted).

In addition to the Commitments disclosed in the table above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 21 to the Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

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

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•                  financial risks;

•                  operational risks; and

•                  environmental, regulatory, reputational and safety risks.

Encana has created a new strategy to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but they can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•                  market pricing of natural gas and liquids;

•                  credit and liquidity;

•                  foreign exchange rates; and

•                  interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at December 31, 2013, is disclosed in Note 21 to the Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Encana also maintains a mix of both U.S. dollar and Canadian dollar debt. This helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

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

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•                  operating activities;

•                  capital activities, including the ability to complete projects; and

•                  reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk.

In addition, Encana undertakes a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impact project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana’s capital program with the results and identified learnings shared across the Company.

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

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

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

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets or exceeds the requirements set out by the regulators. The U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments are currently reviewing certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to hydraulic fracturing regulations. However, chemical disclosure requirements are increasing in many of the jurisdictions in which the Company operates.

In the state of Colorado, several cities, including Boulder, Longmont, Fort Collins, Lafayette and Broomfield as well as the County of Boulder, have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. On January 21, 2014, a ballot initiative was filed in the state seeking to transfer the authority to regulate all for-profit companies to local government and specifically stating that local ordinances pre-empt all international, federal and state laws, except for individual fundamental rights. Though broad in nature, the ballot initiative is understood to be primarily intended to restrict oil and gas development in the state. This and other possible measures could make certain Colorado jurisdictions inaccessible to drilling in the future. Therefore, it is possible that the Company’s operations in Colorado could be impeded should such initiatives succeed. Encana continues to work with state and local governments, academics and industry leaders to develop and respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot initiatives are a possibility and will continue to monitor and respond to these developments in 2014.

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

In June 2013, the U.S. Environmental Protection Agency (the “EPA”) announced it has suspended its study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health, at Encana’s Pavillion natural gas field in Wyoming. The agency has stated that the results in its 2011 draft report were inconclusive and it does not plan to finalize, seek peer review of or rely upon the conclusions of the draft report. Further, no aspects of the draft report will be incorporated into the EPA’s larger ongoing national study of hydraulic fracturing. Instead, the EPA will support additional scientific investigation of the Pavillion groundwater being led by the Wyoming Department of Environmental Quality and the Wyoming Oil and Gas Conservation Commission. Any implication of a potential connection between hydraulic fracturing and groundwater quality may potentially subject Encana to regulatory, operational and/or reputation risks.

Encana is committed to and supports the disclosure of hydraulic fracturing chemical information. Encana participates in the FracFocus Chemical Disclosure Registry (the “Registry”) in the U.S. and the Alberta and British Columbia versions of the Registry. Encana works collaboratively with industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company’s website at www.encana.com.

Climate Change Regulations

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

The Canadian federal government has announced that it will align GHG emission reduction targets with the U.S. The Canadian federal government has taken a sector-specific approach and, while progress has been made working with industry and the provinces on the development of oil and gas sector-specific regulations, the federal government has not committed to a definitive timeline for implementation and/or release of legislation. Encana will continue to monitor these developments during 2014.

While the U.S federal government has noted climate change action as a priority for the current administration’s upcoming second term, direction given to the EPA to date has focused on establishing proposed carbon emission standards, regulations or guidelines related to power plants. To date, no legislative or regulatory announcements have been made that would materially impact oil and natural gas activities. Encana will continue to monitor any developments during 2014.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded with a focus on energy efficiency, the development of technology to reduce GHG emissions and active involvement in the creation of industry best practices.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

Encana has a proactive strategy for addressing the implications of emerging carbon regulations which is composed of three principal elements:

•                  Active Cost Management. When regulations are implemented, a cost is placed on Encana’s emissions (or a portion thereof) and, while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company’s focus on cost reduction.

•                  Anticipate and Respond to Price Signals. As regulatory regimes for GHGs develop in the jurisdictions where Encana operates, inevitably price signals begin to emerge. The Company maintains an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

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

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2013. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

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

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres. To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit. If the carrying amount of the reporting unit is higher than its related fair value then goodwill is written down to the reporting unit’s implied fair value of goodwill. The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit as if the reporting entity had been acquired in a business combination. Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings. Subsequent measurement of goodwill is at cost less accumulated impairments.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment at December 31, 2013 and has determined that no write-down is required.

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

Deferred income tax assets are routinely assessed for realizability. If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets. Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets, including historic and expected future taxable earnings, available tax planning strategies and carry forward periods.  The assumptions used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

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

Management’s Discussion and Analysis
Encana Corporation	32	Prepared using U.S. GAAP in US$

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

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, and Accounting Standards Update 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements. The amendments have been applied retrospectively.

•                  Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments will be applied retrospectively.

•                  Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments will be applied prospectively.

•                  Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments will be applied prospectively.

Management’s Discussion and Analysis
Encana Corporation	33	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Cash Flow per share - diluted; Operating Earnings; Operating Earnings per share - diluted; Revenues, Net of Royalties, Excluding Unrealized Hedging; Net Debt to Debt Adjusted Cash Flow; Debt to Debt Adjusted Cash Flow; Debt to Adjusted EBITDA; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

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

	2013					2012					2011
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash From (Used in) Operating Activities	$ 2,289	$ 462	$ 935	$ 554	$ 338	$ 3,107	$ 717	$ 1,142	$ 631	$ 617	$ 3,927
(Add back) deduct:
Net change in other assets and liabilities	(80)	(21)	(15)	(22)	(22)	(78)	(23)	(9)	(26)	(20)	(160)
Net change in non-cash working capital	(179)	(183)	300	(81)	(215)	(323)	(56)	242	(134)	(375)	(15)
Cash tax on sale of assets	(33)	(11)	(10)	(8)	(4)	(29)	(13)	(4)	(3)	(9)	(114)
Cash Flow	$ 2,581	$ 677	$ 660	$ 665	$ 579	$ 3,537	$ 809	$ 913	$ 794	$ 1,021	$ 4,216

Management’s Discussion and Analysis
Encana Corporation	34	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

	2013					2012					2011
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings (Loss)	$ 236	$ (251)	$ 188	$ 730	$ (431)	$ (2,794)	$ (80)	$ (1,244)	$ (1,482)	$ 12	$ 5
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(232)	(209)	(89)	332	(266)	(1,002)	(72)	(428)	(547)	45	600
Impairments	(16)	-	(16)	-	-	(3,188)	(300)	(1,193)	(1,695)	-	(1,687)
Restructuring charges	(64)	(64)	-	-	-	-	-	-	-	-	-
Non-operating foreign exchange gain (loss)	(282)	(124)	105	(162)	(101)	92	(66)	162	(90)	86	(99)
Income tax adjustments	28	(80)	38	313	(243)	307	62	(48)	652	(359)	-
Operating Earnings	$ 802	$ 226	$ 150	$ 247	$ 179	$ 997	$ 296	$ 263	$ 198	$ 240	$ 1,191

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

	2013					2012					2011
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Revenues, Net of Royalties	$ 5,858	$ 1,423	$ 1,392	$ 1,984	$ 1,059	$ 5,160	$ 1,605	$ 1,025	$ 731	$ 1,799	$ 8,467
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(347)	(296)	(126)	461	(386)	(1,441)	(118)	(598)	(795)	70	854

Revenues, Net of Royalties, Excluding Unrealized Hedging	$ 6,205	$ 1,719	$ 1,518	$ 1,523	$ 1,445	$ 6,601	$ 1,723	$ 1,623	$ 1,526	$ 1,729	$ 7,613

Management’s Discussion and Analysis
Encana Corporation	35	Prepared using U.S. GAAP in US$

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

($ millions)	2013	2012	2011

Debt	$ 7,124	$ 7,675	$ 8,150
Less: Cash and Cash Equivalents	2,566	3,179	800
Net Debt	4,558	4,496	7,350

Cash Flow	2,581	3,537	4,216
Interest Expense, after tax	421	391	344
Debt Adjusted Cash Flow	$ 3,002	$ 3,928	$ 4,560
Net Debt to Debt Adjusted Cash Flow	1.5x	1.1x	1.6x

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	2013	2012	2011

Debt	$ 7,124	$ 7,675	$ 8,150

Cash Flow	2,581	3,537	4,216
Interest Expense, after tax	421	391	344
Debt Adjusted Cash Flow	$ 3,002	$ 3,928	$ 4,560
Debt to Debt Adjusted Cash Flow	2.4x	2.0x	1.8x

Management’s Discussion and Analysis
Encana Corporation	36	Prepared using U.S. GAAP in US$

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

($ millions)	2013	2012	2011

Debt	$ 7,124	$ 7,675	$ 8,150

Net Earnings (Loss)	236	(2,794)	5
Add (deduct):
Interest	563	522	468
Income tax expense (recovery)	(248)	(2,037)	17
Depreciation, depletion and amortization	1,565	1,956	2,282
Impairments	21	4,695	2,249
Accretion of asset retirement obligation	53	53	50
Foreign exchange (gain) loss, net	325	(107)	133
Unrealized (gain) loss on risk management	345	1,465	(879)
Other	(6)	1	21
Adjusted EBITDA	$ 2,854	$ 3,754	$ 4,346
Debt to Adjusted EBITDA	2.5x	2.0x	1.9x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	2013	2012	2011

Debt	$ 7,124	$ 7,675	$ 8,150
Shareholders’ Equity	5,147	5,295	8,578
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746	7,746
Adjusted Capitalization	$ 20,017	$ 20,716	$ 24,474
Debt to Adjusted Capitalization	36%	37%	33%

Management’s Discussion and Analysis
Encana Corporation	37	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the expectation that there will be no significant changes in reportable segments as a result of the new business strategy; the realignment of the Company’s business strategy and corporate organizational structure and success thereof; the Company’s plans to transfer its royalty business into a new company through an IPO, including the expected future activities of the new company following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana’s expected ownership level in the new company, that applicable approvals will be obtained and the timing and success of such offering; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; improving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; the Company’s continued focus on developing low-risk and low-cost long-life resource plays; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends, potential future discounts to market price in connection with the Company’s DRIP; anticipated oil, natural gas and NGLs prices; anticipated third party purchases and sales; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; expectation that the discounted after-tax future net cash flows from proved reserves used in ceiling test calculations is not indicative of the fair market value of Encana’s oil and gas properties or of the future net cash flows expected to be generated from such properties; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments in cash; expectations surrounding environmental legislation including regulations relating to climate change and hydraulic fracturing and the impact such regulations could have on the Company and the results of additional scientific investigations of the Pavillion groundwater; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; expectations regarding accessing the debt capital market in Canada in the near term; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Management’s Discussion and Analysis
Encana Corporation	38	Prepared using U.S. GAAP in US$

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Without limiting the generality of the foregoing, there can be no assurance that Encana will ultimately conduct an IPO, or, if a new company is created, the final particulars thereof, including without limitation, the number, value or location of the fee simple mineral title lands and associated royalty interests that would be proposed to be transferred to a new company, the size of the retained interest that Encana would hold initially or in the future in the new company, and other arrangements that would be proposed or exist as between Encana and the new company. Encana’s determination to create a new company is subject to a number of risks and uncertainties, including without limitation, those relating to approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.6 Bcf/d and 2.8 Bcf/d of natural gas and 70,000 bbls/d to 75,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.95 and a weighted average number of outstanding shares for Encana of approximately 741 million.

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

Management’s Discussion and Analysis
Encana Corporation	39	Prepared using U.S. GAAP in US$

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 13, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. GAAP U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain oil and NGL volumes have been converted to Bcfe on the basis of one bbl to six Mcf. Cubic feet equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

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

Currency and References to Encana

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

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

Management’s Discussion and Analysis
Encana Corporation	40	Prepared using U.S. GAAP in US$

Encana Corporation

Consolidated Financial Statements (Prepared in accordance with U.S. GAAP)

For the Year Ended December 31, 2013

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

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2013.  In making its assessment, Management has used the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2013, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

/s/ Douglas J. Suttles	/s/ Sherri A. Brillon
Douglas J. Suttles	Sherri A. Brillon
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

February 20, 2014

Encana Corporation		Management Report
1

Auditor’s Report

Independent Auditor’s Report

To the Shareholders of Encana Corporation

We have completed an integrated audit of Encana Corporation’s 2013 and 2012 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2013 and an audit of its 2011 Consolidated Financial Statements. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheet as at December 31, 2013 and December 31, 2012 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits as at December 31, 2013 and December 31, 2012 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation and its subsidiaries as at December 31, 2013 and December 31, 2012 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Encana Corporation		Auditor’s Report
2

Report on Internal Control over Financial Reporting

We have also audited Encana Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

Encana Corporation		Auditor’s Report
3

Opinion

In our opinion, Encana Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

February 20, 2014

Encana Corporation		Auditor’s Report
4

Consolidated Statement of Earnings

For the years ended December 31 ($ millions, except per share amounts)		2013	2012	2011

Revenues, Net of Royalties	(Note 2)	$ 5,858	$ 5,160	$ 8,467

Expenses	(Note 2)
Production and mineral taxes		134	105	198
Transportation and processing		1,476	1,231	1,193
Operating		859	794	866
Purchased product		441	349	635
Depreciation, depletion and amortization		1,565	1,956	2,282
Impairments	(Note 8)	21	4,695	2,249
Accretion of asset retirement obligation	(Note 14)	53	53	50
Administrative	(Note 17)	439	392	350
Interest	(Note 4)	563	522	468
Foreign exchange (gain) loss, net	(Note 5)	325	(107)	133
Other		(6)	1	21
		5,870	9,991	8,445
Net Earnings (Loss) Before Income Tax		(12)	(4,831)	22
Income tax expense (recovery)	(Note 6)	(248)	(2,037)	17
Net Earnings (Loss)		$ 236	$ (2,794)	$ 5

Net Earnings (Loss) per Common Share	(Note 15)
Basic		$ 0.32	$ (3.79)	$ 0.01
Diluted		$ 0.32	$ (3.79)	$ 0.01

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)		2013	2012	2011

Net Earnings (Loss)		$ 236	$ (2,794)	$ 5
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 16)	(46)	81	(305)
Pension and other post-employment benefit plans	(Notes 16, 19)	60	13	(34)
Other Comprehensive Income (Loss)		14	94	(339)
Comprehensive Income (Loss)		$ 250	$ (2,700)	$ (334)

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Balance Sheet

As at December 31 ($ millions)		2013	2012

Assets
Current Assets
Cash and cash equivalents		$ 2,566	$ 3,179
Accounts receivable and accrued revenues	(Note 7)	988	1,236
Risk management	(Note 21)	56	479
Income tax receivable		562	560
Deferred income taxes	(Note 6)	118	23
		4,290	5,477
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,603	50,953
Unproved properties		1,068	1,295
Other		3,148	3,379
Property, plant and equipment		55,819	55,627
Less: Accumulated depreciation, depletion and amortization		(45,784)	(45,876)
Property, plant and equipment, net	(Note 2)	10,035	9,751
Cash in Reserve		10	54
Other Assets	(Note 9)	526	466
Risk Management	(Note 21)	204	111
Deferred Income Taxes	(Note 6)	939	1,116
Goodwill	(Notes 2, 10)	1,644	1,725
	(Note 2)	$ 17,648	$ 18,700

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 11)	$ 1,895	$ 2,003
Income tax payable		29	45
Risk management	(Note 21)	25	5
Current portion of long-term debt	(Note 12)	1,000	500
Deferred income taxes	(Note 6)	3	59
		2,952	2,612
Long-Term Debt	(Note 12)	6,124	7,175
Other Liabilities and Provisions	(Note 13)	2,520	2,672
Risk Management	(Note 21)	5	10
Asset Retirement Obligation	(Note 14)	900	936
		12,501	13,405
Commitments and Contingencies	(Note 23)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2013 issued and outstanding: 740.9 million shares (2012: 736.3 million shares)	(Note 15)	2,445	2,354
Paid in surplus	(Notes 15, 18)	15	10
Retained earnings		2,003	2,261
Accumulated other comprehensive income	(Note 16)	684	670
Total Shareholders’ Equity		5,147	5,295
		$ 17,648	$ 18,700

See accompanying Notes to Consolidated Financial Statements

Approved by the Board of Directors

/s/ Clayton H. Woitas	/s/ Jane L. Peverett
Clayton H. Woitas	Jane L. Peverett
Director	Director

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Changes in Shareholders’ Equity

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
For the year ended December 31, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Equity

Balance, December 31, 2012		$ 2,354	$ 10	$ 2,261	$ 670	$ 5,295
Share-Based Compensation	(Note 18)	-	3	-	-	3
Net Earnings (Loss)		-	-	236	-	236
Common Shares Cancelled	(Note 15)	(2)	2	-	-	-
Dividends on Common Shares	(Note 15)	-	-	(494)	-	(494)
Common Shares Issued Under
Dividend Reinvestment Plan	(Note 15)	93	-	-	-	93
Other Comprehensive Income (Loss)	(Note 16)	-	-	-	14	14
Balance, December 31, 2013		$ 2,445	$ 15	$ 2,003	$ 684	$ 5,147

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
For the year ended December 31, 2012 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2011		$ 2,354	$ 5	$ 5,643	$ 576	$ 8,578
Share-Based Compensation	(Note 18)	-	5	-	-	5
Net Earnings (Loss)		-	-	(2,794)	-	(2,794)
Dividends on Common Shares	(Note 15)	-	-	(588)	-	(588)
Other Comprehensive Income (Loss)	(Note 16)	-	-	-	94	94
Balance, December 31, 2012		$ 2,354	$ 10	$ 2,261	$ 670	$ 5,295

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
For the year ended December 31, 2011 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2010		$ 2,352	$ -	$ 6,226	$ 915	$ 9,493
Share-Based Compensation		-	5	-	-	5
Net Earnings (Loss)		-	-	5	-	5
Dividends on Common Shares	(Note 15)	-	-	(588)	-	(588)
Common Shares Issued Under Option Plans		2	-	-	-	2
Other Comprehensive Income (Loss)		-	-	-	(339)	(339)
Balance, December 31, 2011		$ 2,354	$ 5	$ 5,643	$ 576	$ 8,578

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Cash Flows

For the years ended December 31 ($ millions)		2013	2012	2011

Operating Activities
Net earnings (loss)		$ 236	$ (2,794)	$ 5
Depreciation, depletion and amortization		1,565	1,956	2,282
Impairments	(Note 8)	21	4,695	2,249
Accretion of asset retirement obligation	(Note 14)	53	53	50
Deferred income taxes	(Note 6)	(57)	(1,837)	212
Unrealized (gain) loss on risk management	(Note 21)	345	1,465	(879)
Unrealized foreign exchange (gain) loss	(Note 5)	330	(112)	96
Other		55	82	87
Net change in other assets and liabilities		(80)	(78)	(160)
Net change in non-cash working capital	(Note 22)	(179)	(323)	(15)
Cash From (Used in) Operating Activities		2,289	3,107	3,927
Investing Activities
Capital expenditures	(Note 2)	(2,712)	(3,476)	(4,610)
Acquisitions	(Note 3)	(184)	(379)	(515)
Proceeds from divestitures	(Note 3)	705	4,043	2,080
Cash in reserve		44	415	(383)
Net change in investments and other		252	(242)	(203)
Cash From (Used in) Investing Activities		(1,895)	361	(3,631)
Financing Activities
Issuance of revolving long-term debt		-	1,721	13,606
Repayment of revolving long-term debt		-	(1,724)	(13,556)
Issuance of long-term debt	(Note 12)	-	-	997
Repayment of long-term debt	(Note 12)	(500)	(503)	(500)
Issuance of common shares		-	-	2
Dividends on common shares	(Note 15)	(401)	(588)	(588)
Capital lease payments	(Note 8)	(8)	(17)	(155)
Cash From (Used in) Financing Activities		(909)	(1,111)	(194)
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(98)	22	(1)
Increase (Decrease) in Cash and Cash Equivalents		(613)	2,379	101
Cash and Cash Equivalents, Beginning of Year		3,179	800	699
Cash and Cash Equivalents, End of Year		$ 2,566	$ 3,179	$ 800

Cash, End of Year		$ 161	$ 92	$ 70
Cash Equivalents, End of Year		2,405	3,087	730
Cash and Cash Equivalents, End of Year		$ 2,566	$ 3,179	$ 800

Supplementary Cash Flow Information	(Note 22)

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

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

C)                    PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest.  All intercompany balances and transactions are eliminated on consolidation.  For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses.  Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

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

For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income (“AOCI”).  Recognition of Encana’s accumulated translation gains and losses into net earnings occurs upon complete or substantially complete liquidation of the Company’s investment in the foreign operation.

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Significant items subject to estimates and assumptions are:

•	Estimates of proved reserves and related future cash flows used for depletion and ceiling test impairment calculations
•	Estimated fair value of long-term assets used for impairment calculations
•	Fair value of reporting units used for the assessment of goodwill
•	Estimates of future taxable earnings used to assess the realizable value of deferred tax assets
•	Fair value of asset retirement obligations and costs
•	Fair value of derivative instruments
•	Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate
•	Accruals for long-term performance-based compensation arrangements, including whether or not the performance criteria will be met and measurement of the ultimate payout amount
•	Recognized values of pension assets and obligations, as well as the pension costs charged to net earnings depend on certain actuarial and economic assumptions
•	Accruals for legal claims, environmental risks and exposures

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

I)                           OPERATING

Operating costs paid by Encana for oil and gas properties in which the Company has a working interest.  Expenses are net of amounts capitalized in accordance with the full cost method of accounting.

J)                       EMPLOYEE BENEFIT PLANS

The Company sponsors defined contribution and defined benefit plans, providing pension and other post-employment benefits to its employees in Canada and the U.S.  As of January 1, 2003, the defined benefit pension plan was closed to new entrants.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

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

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets.   Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.  Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans are recognized in other comprehensive income.

K)                    INCOME TAXES

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

Deferred income tax assets are routinely assessed for realizability.  If it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets.  Encana considers available positive and negative evidence when assessing the realizability of deferred tax assets including historic and expected future taxable earnings, available tax planning strategies and carry forward periods.  The assumptions used in determining expected future taxable earnings are consistent with those used in the goodwill impairment assessment.

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

L)                      EARNINGS PER SHARE AMOUNTS

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

M)                  CASH AND CASH EQUIVALENTS

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

N)                    PROPERTY, PLANT AND EQUIPMENT

UPSTREAM

Encana uses the full cost method of accounting for its acquisition, exploration and development activities.  Under this method, all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves are capitalized on a country-by-country cost centre basis. Capitalized costs exclude costs relating to production, general overhead or similar activities.

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

Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre, in which case a gain or loss is recognized in net earnings.  Generally, a gain or loss on a divestiture is not recognized unless more than 25 percent of the Company’s proved reserves quantities in a particular country are sold.  For divestitures that result in the recognition of a gain or loss on the sale and constitute a business, goodwill is allocated to the divestiture.

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which are 20 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years.  Costs associated with The Bow office building are carried at cost and depreciated on a straight-line basis over the 60-year estimated life of the building.  Assets under construction are not subject to depreciation until put into use.  Land is carried at cost.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

O)                   CAPITALIZATION OF COSTS

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized.  Maintenance and repairs are expensed as incurred.  Interest is capitalized during the construction phase of major development projects.

P)                     BUSINESS COMBINATIONS

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

Q)                   GOODWILL

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually at December 31. Goodwill and all other assets and liabilities are allocated to reporting units, which are Encana’s country cost centres.  To assess impairment, the carrying amount of each reporting unit is determined and compared to the fair value of the reporting unit.  If the carrying amount of the reporting unit is higher than its related fair value then goodwill is written down to the reporting unit’s implied fair value of goodwill.  The implied fair value of goodwill is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit as if the reporting entity had been acquired in a business combination.  Any excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and charged to net earnings.  Subsequent measurement of goodwill is at cost less any accumulated impairments.

R)                    IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill and upstream assets included in property, plant and equipment, are assessed for impairment when indicators suggest that the carrying value of an asset or asset group may not be recoverable.  If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the continued use and eventual disposition of the asset or asset group, an impairment is recognized for the excess of the carrying amount over its estimated fair value.

S)                     ASSET RETIREMENT OBLIGATION

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

Amortization of asset retirement costs is included in depreciation, depletion and amortization in the Consolidated Statement of Earnings.  Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated asset retirement obligation.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

T)                     STOCK-BASED COMPENSATION

Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period, net of forfeitures, using fair values.  Fair values are determined using observable share prices and/or pricing models such as the Black-Scholes-Merton option-pricing model.  For equity-settled stock-based compensation plans, fair values are determined at the grant date and are recognized over the vesting period as compensation costs with a corresponding credit to shareholders’ equity.  For cash-settled stock-based compensation plans, fair values are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to liabilities.

Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

U)                    LEASES

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

V)                     FAIR VALUE MEASUREMENTS

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

Recurring fair value measurements are performed for risk management assets and liabilities and for share units issued as part of the Split Transaction, as discussed in Notes 15 and 20.  The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheet approximates fair value. The fair value of long-term debt is disclosed in Note 12.  Fair value information related to pension plan assets is included in Note 19.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Certain non-financial assets and liabilities are initially measured at fair value, such as asset retirement obligations and certain assets and liabilities acquired in business combinations or through non-monetary exchange transactions.

W)                 RISK MANAGEMENT ASSETS AND LIABILITIES

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

X)                     COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change.

Y)                     RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2013, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2011-11, “Disclosures about Offsetting Assets and Liabilities”, and Accounting Standards Update 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, require disclosure of both gross and net information about certain financial instruments eligible for offset in the balance sheet and certain financial instruments subject to master netting arrangements.  The amendments have been applied retrospectively.

•                  Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”, requires enhanced disclosures about amounts reclassified out of accumulated other comprehensive income.  The amendments have been applied prospectively.

NEW STANDARDS ISSUED NOT YET ADOPTED

As of January 1, 2014, Encana will be required to adopt the following accounting standards updates issued by the FASB, which are not expected to have a material impact on the Company’s Consolidated Financial Statements:

•                  Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements.  The amendments will be applied retrospectively.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

•                 Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings.  The amendments will be applied prospectively.

•                  Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations.  The amendments will be applied prospectively.

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

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Operations

Segment and Geographic Information

	Canadian Division			USA Division			Market Optimization
For the years ended December 31	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties	$ 2,824	$ 2,760	$ 2,872	$ 2,763	$ 3,365	$ 4,022	$ 512	$ 419	$ 703

Expenses
Production and mineral taxes	15	9	15	119	96	183	-	-	-
Transportation and processing	756	555	490	722	652	728	-	-	-
Operating	372	352	380	411	377	444	38	48	40
Purchased product	-	-	-	-	-	-	441	349	635
	1,681	1,844	1,987	1,511	2,240	2,667	33	22	28
Depreciation, depletion and amortization	601	748	966	818	1,102	1,226	12	12	12
Impairments	-	1,822	2,249	-	2,842	-	-	-	-
	$ 1,080	$ (726)	$ (1,228)	$ 693	$ (1,704)	$ 1,441	$ 21	$ 10	$ 16

				Corporate & Other			Consolidated
				2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties				$ (241)	$ (1,384)	$ 870	$ 5,858	$ 5,160	$ 8,467

Expenses
Production and mineral taxes				-	-	-	134	105	198
Transportation and processing				(2)	24	(25)	1,476	1,231	1,193
Operating				38	17	2	859	794	866
Purchased product				-	-	-	441	349	635
				(277)	(1,425)	893	2,948	2,681	5,575
Depreciation, depletion and amortization				134	94	78	1,565	1,956	2,282
Impairments				21	31	-	21	4,695	2,249
				$ (432)	$ (1,550)	$ 815	1,362	(3,970)	1,044

Accretion of asset retirement obligation							53	53	50
Administrative							439	392	350
Interest							563	522	468
Foreign exchange (gain) loss, net							325	(107)	133
Other							(6)	1	21
							1,374	861	1,022
Net Earnings (Loss) Before Income Tax							(12)	(4,831)	22
Income tax expense (recovery)							(248)	(2,037)	17
Net Earnings (Loss)							$ 236	$ (2,794)	$ 5

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Intersegment Information

	Market Optimization
	Marketing Sales			Upstream Eliminations			Total
For the years ended December 31	2013	2012	2011	2013	2012	2011	2013	2012	2011

Revenues, Net of Royalties	$ 5,662	$ 4,260	$ 6,680	$ (5,150)	$ (3,841)	$ (5,977)	$ 512	$ 419	$ 703

Expenses
Transportation and processing	516	528	506	(516)	(528)	(506)	-	-	-
Operating	75	84	75	(37)	(36)	(35)	38	48	40
Purchased product	4,993	3,593	6,035	(4,552)	(3,244)	(5,400)	441	349	635
Operating Cash Flow	$ 78	$ 55	$ 64	$ (45)	$ (33)	$ (36)	$ 33	$ 22	$ 28

Capital Expenditures

For the years ended December 31	2013	2012	2011

Canadian Division	$ 1,365	$ 1,567	$ 2,031
USA Division	1,283	1,727	2,446
Market Optimization	3	7	2
Corporate & Other	61	175	131
	$ 2,712	$ 3,476	$ 4,610

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2013	2012	2013	2012	2013	2012

Canadian Division	$ 1,171	$ 1,252	$ 2,728	$ 2,960	$ 4,452	$ 4,748
USA Division	473	473	5,127	4,405	6,350	5,664
Market Optimization	-	-	91	106	161	161
Corporate & Other	-	-	2,089	2,280	6,685	8,127
	$ 1,644	$ 1,725	$ 10,035	$ 9,751	$ 17,648	$ 18,700

Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2013	2012	2013	2012	2013	2012

Canada	$ 1,171	$ 1,252	$ 4,772	$ 5,186	$ 10,434	$ 12,041
United States	473	473	5,263	4,565	6,996	6,639
Other Countries	-	-	-	-	218	20
	$ 1,644	$ 1,725	$ 10,035	$ 9,751	$ 17,648	$ 18,700

Export Sales

Sales of natural gas and liquids produced or purchased in Canada delivered to customers outside of Canada were $243 million (2012 – $177 million; 2011 – $266 million).

Major Customers

In connection with the marketing and sale of Encana’s own and purchased natural gas and liquids for the year ended December 31, 2013, the Company had one customer which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties.  Sales to this customer, which has an investment grade credit rating, were approximately $815 million (2012 – two customers with sales of approximately $661 million and $534 million; 2011 – one customer with sales of approximately $831 million).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

3.      Acquisitions and Divestitures

For the years ended December 31	2013	2012	2011

Acquisitions
Canadian Division	$ 28	$ 139	$ 410
USA Division	156	240	105
Total Acquisitions	184	379	515

Divestitures
Canadian Division	(685)	(3,770)	(350)
USA Division	(18)	(271)	(1,730)
Corporate & Other	(2)	(2)	-
Total Divestitures	(705)	(4,043)	(2,080)
Net Acquisitions and Divestitures	$ (521)	$ (3,664)	$ (1,565)

ACQUISITIONS

For the year ended December 31, 2013, acquisitions totaled $184 million (2012 – $379 million; 2011 – $515 million), which primarily included land and property purchases with oil and liquids rich natural gas production potential.

DIVESTITURES

For the year ended December 31, 2013, amounts received on the sale of assets were $705 million (2012 – $4,043 million; 2011 – $2,080 million).  In 2013, divestitures were $685 million in the Canadian Division and $18 million in the USA Division.

The Canadian Division and USA Division divestitures included the following transactions:

Canadian Division

In 2013, divestitures in the Canadian Division included the sale of the Company’s Jean Marie natural gas assets in the Greater Sierra resource play in northeast British Columbia and other assets.

In 2012, Encana entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain Cutbank Ridge lands in British Columbia.  Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership.  Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012.  Mitsubishi agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, over an expected commitment period of five years, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment.

In 2012, the Company entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta.  PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands.  PetroChina invested C$1.18 billion in December 2012 and agreed to further invest approximately C$1.0 billion which will be used to fund half of Encana’s capital funding commitment over an expected commitment period of four years.

In 2012, Encana entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater resource play.  Toyota Tsusho invested C$100 million in April 2012 and agreed to further invest approximately C$500 million over an expected commitment period of seven years.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

In 2012, the Company also closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million.

USA Division

In December 2011, the Company closed the majority of the North Texas asset sale for proceeds of $836 million.  The remainder of the sale closed in March 2012 for proceeds of $114 million.  During 2011, Encana also sold its Fort Lupton natural gas processing plant for proceeds of $296 million and its South Piceance natural gas gathering assets for proceeds of $547 million.

Amounts received from these transactions have been deducted from the respective Canadian and U.S. full cost pools.

4.      Interest

For the years ended December 31	2013	2012	2011

Interest Expense on:
Debt	$ 460	$ 474	$ 488
The Bow office building	76	16	-
Capital leases and other	27	32	(20)
	$ 563	$ 522	$ 468

Interest on The Bow office building and capital leases and other were previously reported together in other interest expense in 2012 and 2011.

5.      Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2013	2012	2011

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$ 349	$ (131)	$ 107
Translation of U.S. dollar risk management contracts issued from Canada	(19)	19	(11)
	330	(112)	96
Foreign Exchange on Intercompany Transactions	-	4	18
Other Monetary Revaluations and Settlements	(5)	1	19
	$ 325	$ (107)	$ 133

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

6.      Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2013	2012	2011

Current Tax
Canada	$ (152)	$ (219)	$ (373)
United States	(64)	(25)	102
Other Countries	25	44	76
Total Current Tax Expense (Recovery)	(191)	(200)	(195)

Deferred Tax
Canada	(106)	(902)	(227)
United States	52	(935)	442
Other Countries	(3)	-	(3)
Total Deferred Tax Expense (Recovery)	(57)	(1,837)	212
Income Tax Expense (Recovery)	$ (248)	$ (2,037)	$ 17

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2013	2012	2011

Net Earnings (Loss) Before Income Tax
Canada	$ (316)	$ (2,246)	$ (1,973)
United States	46	(2,978)	1,477
Other Countries	258	393	518
Total Net Earnings (Loss) Before Income Tax	(12)	(4,831)	22
Canadian Statutory Rate	25.1%	25.0%	26.5%
Expected Income Tax	(3)	(1,208)	6
Effect on Taxes Resulting From:
Statutory rate and other foreign differences	(42)	(412)	53
Effect of legislative changes	(70)	-	-
Non-taxable capital (gains) losses	48	(16)	20
Tax differences on divestitures and transactions	(28)	(307)	-
Partnership tax allocations in excess of funding	(41)	(40)	-
Amounts in respect of prior periods	(103)	(64)	(60)
Other	(9)	10	(2)
	$ (248)	$ (2,037)	$ 17
Effective Tax Rate	2,066.7%	42.2%	77.3%

Statutory rate and other foreign differences above include statutory and other rate differences and international financing, which were previously reported separately in 2012 and 2011.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The net deferred income tax asset (liability) consists of:

As at December 31	2013	2012

Deferred Income Tax Assets
Property, plant and equipment	$786	$995
Compensation plans	109	113
Accrued and unpaid expense	61	65
Non-capital and net capital losses carried forward	429	119
Alternative minimum tax and foreign tax credits	199	122
Less valuation allowance	(6)	-
Other	95	61

Deferred Income Tax Liabilities
Property, plant and equipment	(407)	-
Risk management	(63)	(176)
Unrealized foreign exchange gains	(120)	(205)
Other	(29)	(14)
Net Deferred Income Tax Asset (Liability)	$1,054	$1,080

The net deferred income tax asset (liability) is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2013	2012

Current deferred income tax asset	$118	$23
Non-current deferred income tax asset	939	1,116
Current deferred income tax liability	(3)	(59)
Net Deferred Income Tax Asset (Liability)	$1,054	$1,080

Tax pools, loss carryforwards, charitable donations and tax credits that can be utilized in future years are as follows:

As at December 31	2013	Expiration Date

Canada
Tax pools	$4,792	Indefinite
Net capital losses	269	Indefinite
Non-capital losses	505	2015 - 2033
Charitable donations	26	2015 - 2018
United States
Tax basis	$3,642	Indefinite
Non-capital losses	647	2033
Charitable donations	6	2018
Alternative minimum tax credits	55	Indefinite
Foreign tax credits (net of valuation allowance)	138	2021 - 2023

As at December 31, 2013, approximately $2.6 billion of Encana’s unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and, accordingly, Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings.  If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes.  However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following table presents changes in the balance of Encana’s unrecognized tax benefits excluding interest:

For the years ended December 31	2013	2012

Balance, Beginning of Year	$164	$165
Additions for tax positions taken in the current year	-	2
Additions for tax positions of prior years	-	3
Reductions for tax positions of prior years	(2)	(2)
Lapse of statute of limitations	(4)	(4)
Settlements	(29)	(4)
Foreign currency translation	(10)	4
Balance, End of Year	$119	$164

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

For the years ended December 31	2013	2012

Income tax receivable	$-	$59
Other liabilities and provisions (See Note 13)	133	134
Current deferred income tax liability	2	5
Non-current deferred income tax asset	(16)	(34)
Balance, End of Year	$119	$164

If recognized, all of Encana’s unrecognized tax benefits as at December 31, 2013 would affect Encana’s effective income tax rate.  Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana recognizes interest accrued in respect of unrecognized tax benefits in interest expense.  During 2013, Encana recognized a recovery of $6 million (2012 – $8 million; 2011 – $18 million) in interest expense.  As at December 31, 2013, Encana had a liability of $1 million (2012 – $3 million) for interest accrued in respect of unrecognized tax benefits.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year

Canada - Federal	2005 - 2013
Canada - Provincial	2005 - 2013
United States - Federal	2008 - 2013
United States - State	2008 - 2013
Other	2012 - 2013

Encana and its subsidiaries file income tax returns primarily in Canada and the United States.  Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

7. Accounts Receivable and Accrued Revenues

As at December 31	2013	2012

Trade Receivables and Accrued Revenue	$864	$905
Prepaids, Deposits and Other	130	350
	994	1,255
Allowance for Doubtful Accounts	(6)	(19)
	$988	$1,236

Trade receivables are non-interest bearing.  In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties.  See Note 21 for further information about credit risk.

8. Property, Plant and Equipment, Net

As at December 31	2013			2012
	Cost	Accumulated DD&A(1)	Net	Cost	Accumulated DD&A(1)	Net

Canadian Division
Proved properties	$ 25,003	$ (23,012)	$ 1,991	$ 26,024	$ (23,962)	$ 2,062
Unproved properties	598	-	598	716	-	716
Other	139	-	139	182	-	182
	25,740	(23,012)	2,728	26,922	(23,962)	2,960

USA Division
Proved properties	26,529	(22,074)	4,455	24,825	(21,236)	3,589
Unproved properties	470	-	470	579	-	579
Other	202	-	202	237	-	237
	27,201	(22,074)	5,127	25,641	(21,236)	4,405

Market Optimization	223	(132)	91	235	(129)	106
Corporate & Other	2,655	(566)	2,089	2,829	(549)	2,280
	$ 55,819	$ (45,784)	$ 10,035	$ 55,627	$ (45,876)	$ 9,751

(1) Depreciation, depletion and amortization.

The Canadian Division and USA Division property, plant and equipment include internal costs directly related to exploration, development and construction activities of $372 million which have been capitalized during the year ended December 31, 2013 (2012 – $471 million).  Included in Corporate and Other are $71 million (2012 – $104 million) of international property costs, which have been fully impaired.

For the year ended December 31, 2013, the Company recognized a ceiling test impairment of nil (2012 – $1,822 million; 2011 – $2,249 million) in the Canadian cost centre and nil (2012 – $2,842 million; 2011 – nil) in the U.S. cost centre.  The impairments resulted primarily from the decline in the 12-month average trailing natural gas prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.  The benchmark prices are disclosed in Note 24.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice.  As at December 31, 2013, Canadian Division property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $536 million.  As at December 31, 2012, $612 million in accumulated costs related to the PFC were recorded as an asset under construction.

During 2011, the Company entered into a capital lease arrangement in the U.S. whereby the beneficial rights of ownership of specific equipment would be conveyed to Encana over five years. The Company recorded an asset under capital lease with a corresponding capital lease obligation totaling $158 million, which was subsequently paid by Encana.

As at December 31, 2013, the total carrying value of assets under capital lease was $683 million (2012 – $207 million).

Other Arrangement

As at December 31, 2013, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,617 million (2012 – $1,668 million) related to The Bow office building.  In 2012, Encana assumed partial occupancy of The Bow office premises and commenced payments to the third party developer under a 25-year lease agreement. As of March 31, 2013, Encana had assumed full occupancy of the building.  The Bow asset is being depreciated over the 60-year estimated life of the building.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 13.

Liabilities for the capital lease arrangements and The Bow office building are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 13.

9. Other Assets

As at December 31	2013	2012

Deferred Charges and Debt Transaction Costs	$58	$61
Long-Term Receivables	184	180
Long-Term Investments and Other	284	225
	$526	$466

10. Goodwill

As at December 31	2013	2012

Canada	$1,171	$1,252
United States	473	473
	$1,644	$1,725

There have been no additions or dispositions of goodwill during 2013 or 2012 and the Company has not recognized any previous goodwill impairments.  The change in the Canada goodwill balance between December 31, 2013 and December 31, 2012 reflects movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2013 and December 31, 2012.  The fair values of the Canada and United States reporting units were determined to be greater than the respective carrying values of the reporting units.  Accordingly, no goodwill impairments were recognized.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

11. Accounts Payable and Accrued Liabilities

As at December 31	2013	2012

Trade Payables	$265	$417
Capital Accruals	398	415
Royalty and Production Accruals	473	497
Other Accruals	514	490
Interest Payable	111	117
Outstanding Disbursements	2	27
Current Portion of Capital Lease Obligations (See Note 13)	66	7
Current Portion of Asset Retirement Obligation (See Note 14)	66	33
	$1,895	$2,003

Payables and accruals are non-interest bearing.  Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 12.

12. Long-Term Debt

As at December 31	Note	C$ Principal Amount	2013	2012

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	A	$-	$-	$-
Canadian Unsecured Notes:	B
5.80% due January 18, 2018		750	705	754
		$750	705	754

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A		-	-
U.S. Unsecured Notes:	B
4.75% due October 15, 2013			-	500
5.80% due May 1, 2014			1,000	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	600
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	400
			6,400	6,900
Total Principal	F		7,105	7,654

Increase in Value of Debt Acquired	C		40	46
Debt Discounts	D		(21)	(25)
Current Portion of Long-Term Debt	E		(1,000)	(500)
			$6,124	$7,175

A)                    REVOLVING CREDIT AND TERM LOAN BORROWINGS

During 2012, the Company issued commercial paper.  There are no outstanding balances related to the Company’s commercial paper or revolving credit facilities as at December 31, 2013 or December 31, 2012.  Standby fees paid in 2013 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $14 million (2012 – $15 million; 2011 – $5 million).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Canadian Revolving Credit and Term Loan Borrowings

At December 31, 2013, Encana had in place a committed revolving bank credit facility for C$3.5 billion or its equivalent amount in U.S. dollars ($3.3 billion), all of which remained unused.  In June 2013, the Company extended the maturity date of its existing revolving bank credit facility and reduced the facility from C$4.0 billion to C$3.5 billion. The facility, which matures in June 2018, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR, plus applicable margins.

U.S. Revolving Credit and Term Loan Borrowings

At December 31, 2013, one of Encana’s subsidiaries had in place a committed revolving bank credit facility for $1.0 billion, of which $999 million remained unused.  In June 2013, the Company extended the maturity date of its existing revolving bank credit facility. The facility, which matures in June 2018, is guaranteed by Encana Corporation and is fully revolving up to maturity.  The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or at LIBOR plus applicable margins.

B)                    UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

Canadian Unsecured Notes

At December 31, 2012, Encana had in place an unutilized debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion which expired in June 2013 and was not renewed.

U.S. Unsecured Notes

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system.  The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue.  The shelf prospectus was filed in May 2012 and expires in June 2014.  As at December 31, 2013, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

C)                    INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 17 years.

D)                    DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method.  During 2013 and 2012, no discounts were capitalized relating to the issuance of U.S. unsecured notes.

E)                     CURRENT PORTION OF LONG-TERM DEBT

	C$ Principal
As at December 31	Amount	2013	2012

4.75% due October 15, 2013	$ -	$ -	$ 500
5.80% due May 1, 2014	-	1,000	-
	$ -	$ 1,000	$ 500

F)                      MANDATORY DEBT PAYMENTS

	C$ Principal	US$ Principal	Total US$
As at December 31	Amount	Amount	Equivalent

2014	$ -	$ 1,000	$ 1,000
2015	-	-	-
2016	-	-	-
2017	-	700	700
2018	750	-	705
Thereafter	-	4,700	4,700
Total	$ 750	$ 6,400	$ 7,105

Long-term debt is accounted for at amortized cost using the effective interest method of amortization.  As at December 31, 2013, total long-term debt had a carrying value of $7,124 million and a fair value of $7,805 million (2012 – $7,675 million carrying value and a fair value of $9,043 million).  The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

13. Other Liabilities and Provisions

As at December 31	2013	2012

The Bow Office Building (See Note 8)	$ 1,631	$ 1,674
Asset under Construction - Production Field Centre (See Note 8)	-	612
Capital Lease Obligations (See Note 8)	544	69
Unrecognized Tax Benefits (See Note 6)	133	134
Pensions and Other Post-Employment Benefits (See Note 19)	110	165
Other	102	18
	$ 2,520	$ 2,672

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building as an asset with a related liability.  In 2012, Encana commenced payments to the third party developer under a 25-year agreement.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized.  Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Expected future lease payments	$ 87	$ 87	$ 88	$ 89	$ 90	$ 1,893	$ 2,334
Sublease recoveries	$ (43)	$ (43)	$ (44)	$ (44)	$ (44)	$ (939)	$ (1,157)

Capital Lease Obligations

As described in Note 8, the PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation.  Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance.  Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total

Expected future lease payments	$ 106	$ 93	$ 93	$ 94	$ 94	$ 315	$ 795
Less amounts representing interest	40	32	28	25	20	40	185
Present value of expected future lease payments	$ 66	$ 61	$ 65	$ 69	$ 74	$ 275	$ 610

14. Asset Retirement Obligation

As at December 31	2013	2012

Asset Retirement Obligation, Beginning of Year	$ 969	$ 921
Liabilities Incurred	38	43
Liabilities Settled	(126)	(90)
Change in Estimated Future Cash Outflows	68	28
Accretion Expense	53	53
Foreign Currency Translation	(36)	14
Asset Retirement Obligation, End of Year	$ 966	$ 969

Current Portion (See Note 11)	$ 66	$ 33
Long-Term Portion	900	936
	$ 966	$ 969

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream assets at the end of their useful lives.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

15. Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31	2013		2012
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	736.3	$ 2,354	736.3	$ 2,354
Common Shares Cancelled	(0.8)	(2)	-	-
Common Shares Issued under Dividend Reinvestment Plan	5.4	93	-	-
Common Shares Outstanding, End of Year	740.9	$ 2,445	736.3	$ 2,354

During the year ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which have remained unexchanged were extinguished.  Accordingly, the weighted average book value of the common shares extinguished of $2 million has been transferred to paid in surplus.

During the year ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s dividend reinvestment plan.

DIVIDENDS

For the year ended December 31, 2013, Encana paid dividends of $0.67 per common share totaling $494 million (2012 – $0.80 per common share totaling $588 million; 2011 – $0.80 per common share totaling $588 million).  The Company’s quarterly dividend payment in 2013 was $0.20 per common share for the first three quarters and $0.07 per common share for the fourth quarter.  The Company’s quarterly dividend payment in 2012 and 2011 was $0.20 per common share.

For the year ended December 31, 2013, the dividends paid included $93 million in common shares as disclosed above, which were issued in lieu of cash dividends under the Company’s dividend reinvestment plan (2012 – nil; 2011 – nil).

On February 12, 2014, the Board declared a dividend of $0.07 per common share payable on March 31, 2014 to common shareholders of record as of March 14, 2014.

EARNINGS PER COMMON SHARE

The following table presents the computation of net earnings per common share:

For the years ended December 31 (millions, except per share amounts)	2013	2012	2011

Net Earnings (Loss)	$ 236	$ (2,794)	$ 5

Number of Common Shares:
Weighted average common shares outstanding - Basic	737.7	736.3	736.3
Effect of dilutive securities	-	-	0.9
Weighted average common shares outstanding - Diluted	737.7	736.3	737.2

Net Earnings (Loss) per Common Share
Basic	$ 0.32	$ (3.79)	$ 0.01
Diluted	$ 0.32	$ (3.79)	$ 0.01

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

ENCANA STOCK OPTION PLAN

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.

All options outstanding as at December 31, 2013 have associated Tandem Stock Appreciation Rights (“TSARs”) attached.  In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.  In addition, certain stock options granted are performance-based.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures.  Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment.  See Note 18 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2013, there were 19.1 million common shares reserved for issuance under stock option plans (2012 – 18.8 million; 2011 – 10.9 million).

ENCANA RESTRICTED SHARE UNITS (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  The Company intends to settle vested RSUs in cash on the vesting date.  As a result, Encana does not consider RSUs to be potentially dilutive securities.  See Note 18 for further information on Encana’s outstanding RSUs.

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

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees.  Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus.  The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 18 and 20).  There is no impact on Encana’s net earnings for the share units held by Cenovus employees.  TSARs and Performance TSARs held by Cenovus employees will expire by December 2014.  No further Encana share units have been granted to Cenovus employees since the Split Transaction.

Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares.  As at December 31, 2013, there were 1.5 million Encana TSARs and 2.4 million Encana Performance TSARs with a weighted average exercise price of C$29.09 and C$29.04, respectively, held by Cenovus employees, which were outstanding and exercisable.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

16. Accumulated Other Comprehensive Income

For the years ended December 31	2013	2012

Foreign Currency Translation Adjustment
Balance, Beginning of Year	$739	$658
Change in Foreign Currency Translation Adjustment	(46)	81
Balance, End of Year	$693	$739

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$(69)	$(82)
Net Actuarial Gains and (Losses) and Plan Amendment (See Note 19)	65	3
Income Taxes	(17)	(1)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 19)	11	15
Income Taxes	(3)	(4)
Settlement and Curtailment in Defined Benefit Plan Expense (See Note 19)	6	-
Income Taxes	(2)	-
Balance, End of Year	$(9)	$(69)
Total Accumulated Other Comprehensive Income	$684	$670

17. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the new strategy and its intention to reduce the Company’s workforce by approximately 20 percent. In conjunction with the restructuring, Encana also announced its plan to close the Company’s office, located in Plano Texas, in 2014. For the year ended December 31, 2013, Encana has incurred restructuring charges totaling $88 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Consolidated Statement of Earnings. Of the $88 million in restructuring charges incurred to date, $65 million remains accrued as at December 31, 2013.  Total charges associated with the restructuring are anticipated to be complete in 2015 and are expected to be approximately $130 million before tax.

18. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees.  They include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”), RSUs and a Restricted Cash Plan.  The majority of these compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs, and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.  TSARs, Performance TSARs, SARs and Performance SARs granted vest and are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years (with the exception of Performance TSARs granted in 2013) and expire five years after the date granted.  PSUs and RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

As at December 31, 2013	Encana US$ Share Units	Encana C$ Share Units	Cenovus C$ Share Units
Risk Free Interest Rate	1.09%	1.09%	1.09%
Dividend Yield	1.55%	1.50%	3.18%
Expected Volatility Rate	33.20%	30.42%	27.75%
Expected Term	1.8 yrs	1.7 yrs	0.1 yrs
Market Share Price	US$18.05	C$19.18	C$30.40

As at December 31, 2012	Encana US$ Share Units	Encana C$ Share Units	Cenovus C$ Share Units
Risk Free Interest Rate	1.14%	1.14%	1.14%
Dividend Yield	4.05%	4.07%	2.64%
Expected Volatility Rate	34.31%	30.51%	30.18%
Expected Term	2.0 yrs	1.3 yrs	0.5yrs
Market Share Price	US$19.76	C$19.66	C$33.29

For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The Company has recognized the following share-based compensation costs:

For the years ended December 31	2013	2012	2011
Compensation Costs of Transactions Classified as Cash-Settled	$63	$42	$28
Compensation Costs of Transactions Classified as Equity-Settled (1)	3	5	-
Total Share-Based Compensation Costs	66	47	28
Less: Total Share-Based Compensation Costs Capitalized	(22)	(14)	(14)
Total Share-Based Compensation Expense	$44	$33	$14

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$18	$13	$8
Administrative expense	26	20	6
	$44	$33	$14

(1)  RSUs may be settled in cash or equity as determined by Encana.  The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at December 31, 2013, the liability for share-based payment transactions totaled $169 million, of which $111 million is recognized in accounts payable and accrued liabilities.

For the years ended December 31	2013	2012	2011
Liability for Unvested Cash-Settled Share-Based Payment Transactions	$121	$85	$69
Liability for Vested Cash-Settled Share-Based Payment Transactions	48	71	86
Liability for Cash-Settled Share-Based Payment Transactions	$169	$156	$155

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2013.

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Encana TSARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	17,168	27.84	19,390	28.79
Granted	9,709	18.08	1,514	20.99
Exercised - SARs	(1)	19.90	(17)	20.99
Forfeited	(2,663)	26.60	(1,704)	29.47
Expired	(1,701)	36.60	(2,015)	30.54
Outstanding, End of Year	22,512	23.11	17,168	27.84
Exercisable, End of Year	9,360	27.84	8,133	30.38

As at December 31, 2013	Outstanding Encana TSARs			Exercisable Encana TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	9,564	4.15	18.10	74	19.18
20.00 to 29.99	7,382	2.35	22.89	4,754	23.79
30.00 to 39.99	5,566	1.61	32.02	4,532	32.23
	22,512	2.93	23.11	9,360	27.84

As at December 31, 2013, there was approximately $29 million of total unrecognized compensation costs related to unvested TSARs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 2.4 years.

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	2,025	29.75	3,935	29.49
Exercised - SARs	(885)	28.81	(1,788)	29.14
Exercised - Options	(6)	29.32	(8)	26.69
Forfeited	(14)	31.16	(84)	31.31
Expired	(593)	34.21	(30)	28.74
Outstanding, End of Year	527	26.29	2,025	29.75
Exercisable, End of Year	527	26.29	2,025	29.75

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

As at December 31, 2013	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)
20.00 to 29.99	527	0.13	26.29	527	26.29

During the year, Encana recorded compensation costs of $21 million related to the Encana TSARs and a reduction in compensation costs of $4 million related to the Cenovus TSARs (2012 – compensation costs of $6 million related to the Encana TSARs and a reduction of compensation costs of $1 million related to the Cenovus TSARs; 2011 – reduction of compensation costs of $4 million related to the Encana TSARs and compensation costs of $6 million related to Cenovus TSARs).

B)                    PERFORMANCE TANDEM STOCK APPRECIATION RIGHTS

From 2007 to 2009, Encana granted Performance TSARs.  Upon vesting, in lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to an internal recycle ratio and predetermined performance targets. Performance TSARs that do not vest when eligible are forfeited and cancelled.

In 2013, Encana granted Performance TSARs to the President & Chief Executive Officer (“CEO”). Upon vesting, in lieu of exercising the option, the CEO has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire over the same terms and conditions as the underlying option. Under this 2013 grant, vesting is also subject to Encana achieving prescribed performance targets over a four-year period based on Encana’s share price performance. Performance TSARs that do not vest when eligible are forfeited and cancelled.

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	4,879	32.44	7,879	31.50
Granted	935	18.00	-	-
Forfeited	(453)	29.12	(779)	31.50
Expired	(2,236)	36.44	(2,221)	29.45
Outstanding, End of Year	3,125	25.74	4,879	32.44
Exercisable, End of Year	2,190	29.04	4,879	32.44

As at December 31, 2013		Outstanding Encana Performance TSARs		Exercisable Encana Performance TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	935	4.45	18.00	-	-
20.00 to 29.99	2,190	0.11	29.04	2,190	29.04
	3,125	1.41	25.74	2,190	29.04

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

As at December 31, 2013, there was approximately $1 million of total unrecognized compensation costs related to unvested Performance TSARs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 3.4 years.

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	3,205	29.00	5,751	28.60
Exercised - SARs	(1,466)	28.72	(2,188)	28.33
Exercised - Options	(9)	29.69	(12)	26.61
Forfeited	(13)	26.27	(314)	26.69
Expired	(764)	32.96	(32)	26.66
Outstanding, End of Year	953	26.27	3,205	29.00
Exercisable, End of Year	953	26.27	3,205	29.00

As at December 31, 2013		Outstanding Cenovus Performance TSARs		Exercisable Cenovus Performance TSARs

Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	953	0.11	26.27	953	26.27

During the year, Encana recorded compensation costs of $1 million related to the Encana Performance TSARs and a reduction in compensation costs of $6 million related to the Cenovus Performance TSARs (2012 – reduction of compensation costs of $1 million related to the Encana Performance TSARs and reduction of compensation costs of $2 million related to the Cenovus Performance TSARs; 2011 – reduction of compensation costs of $12 million related to the Encana Performance TSARs and compensation costs of $14 million related to the Cenovus Performance TSARs).

C)                    STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,843	33.79	1,973	33.81
Forfeited	(156)	30.02	(130)	34.08
Expired	(957)	37.98	-	-
Outstanding, End of Year	730	29.11	1,843	33.79
Exercisable, End of Year	730	29.11	1,843	33.79

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2013	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	711	0.12	29.05	711	29.05
30.00 to 39.99	19	0.61	31.59	19	31.59
	730	0.14	29.11	730	29.11

Since 2010, U.S. dollar denominated SARs have been granted to eligible U.S. based employees.  The terms and conditions are similar to the Canadian dollar denominated SARs.  The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (US$)	Outstanding SARs	Weighted Average Exercise Price (US$)

Outstanding, Beginning of Year	12,165	26.50	12,645	26.78
Granted	5,048	17.95	482	20.54
Exercised	(2)	17.95	(29)	20.88
Forfeited	(2,281)	25.30	(933)	27.36
Outstanding, End of Year	14,930	23.79	12,165	26.50
Exercisable, End of Year	7,328	27.32	4,685	27.75

As at December 31, 2013	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (US$)

10.00 to 19.99	4,729	4.15	17.96	23	18.86
20.00 to 29.99	4,973	2.77	21.59	2,981	21.92
30.00 to 39.99	5,228	1.58	31.16	4,324	31.09
	14,930	2.79	23.79	7,328	27.32

As at December 31, 2013, there was approximately $18 million of total unrecognized compensation costs related to unvested SARs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 2.4 years.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Cenovus SARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,027	31.25	1,641	30.73
Exercised	(385)	28.38	(591)	29.69
Forfeited	(23)	33.62	(23)	34.45
Expired	(389)	36.82	-	-
Outstanding, End of Year	230	26.42	1,027	31.25
Exercisable, End of Year	230	26.42	1,027	31.25

As at December 31, 2013	Outstanding Cenovus SARs			Exercisable Cenovus SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	228	0.14	26.38	228	26.38
30.00 to 39.99	2	0.77	30.63	2	30.63
	230	0.14	26.42	230	26.42

During the year, Encana recorded compensation costs of $1 million related to the Encana SARs and a reduction in compensation costs of $2 million related to the Cenovus SARs (2012 – compensation costs of $7 million related to the Encana SARs and a reduction in compensation costs of $1 million related to the Cenovus SARs; 2011 – a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $3 million related to the Cenovus SARs).

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

The following tables summarize information related to the Encana Performance SARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	2,455	32.20	2,710	32.07
Forfeited	(239)	29.48	(255)	30.81
Expired	(1,035)	36.44	-	-
Outstanding, End of Year	1,181	29.04	2,455	32.20
Exercisable, End of Year	1,181	29.04	2,455	32.20

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2013	Outstanding Encana Performance SARs			Exercisable Encana Performance SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	1,181	0.11	29.04	1,181	29.04

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2013		2012

(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,319	28.74	2,282	28.88
Exercised	(631)	28.32	(835)	29.46
Forfeited	(9)	26.47	(128)	26.56
Expired	(294)	32.96	-	-
Outstanding, End of Year	385	26.27	1,319	28.74
Exercisable, End of Year	385	26.27	1,319	28.74

As at December 31, 2013	Outstanding Cenovus Performance SARs			Exercisable Cenovus Performance SARs

Range of Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (C$)

20.00 to 29.99	385	0.11	26.27	385	26.27

During the year, Encana recorded no compensation costs related to the Encana Performance SARs and a reduction in compensation costs of $3 million related to the Cenovus Performance SARs (2012 – no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs; 2011 – a reduction of compensation costs of $4 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs).

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

The ultimate value of the PSUs will depend upon Encana’s performance relative to predetermined corresponding performance targets measured over a three-year period.  For grants during 2010 through 2012, performance is measured relative to an internal recycle ratio as assessed by the Board on an annual basis to determine whether the performance criteria have been met.  Based on this assessment, up to a maximum of two times the original PSU grant may be eligible to vest in respect of the year being measured.  The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.  For grants made in 2013, performance is measured over a three-year period relative to a specified performance peer group.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the PSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding PSUs
As at December 31	2013	2012
Outstanding, Beginning of Year	961	1,238
Granted	856	213
Deemed Eligible to Vest	(552)	(427)
Units, in Lieu of Dividends	40	37
Forfeited	(171)	(100)
Outstanding, End of Year	1,134	961

(thousands of units)	U.S. Dollar Denominated Outstanding PSUs
As at December 31	2013	2012
Outstanding, Beginning of Year	693	1,089
Granted	192	27
Deemed Eligible to Vest	(474)	(393)
Units, in Lieu of Dividends	14	27
Forfeited	(62)	(57)
Outstanding, End of Year	363	693

As at December 31, 2013, there was approximately $16 million of total unrecognized compensation costs related to unvested PSUs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 1.6 years.

During the year, Encana recorded compensation costs of $11 million related to the outstanding PSUs (2012 – $12 million; 2011 – $15 million).

F)                      DEFERRED SHARE UNITS

The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash.

Under the DSU Plan, employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs.  The number of DSUs converted is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.

For both Directors and employees, DSUs can only be redeemed following departure from Encana in accordance with the terms of the respective DSU Plan and must be redeemed prior to December 15th of the year following the departure from Encana.

The following table summarizes information related to the DSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding DSUs
As at December 31	2013	2012
Outstanding, Beginning of Year	974	905
Granted	106	109
Converted from HPR awards	37	38
Units, in Lieu of Dividends	41	39
Redeemed	(131)	(117)
Outstanding, End of Year	1,027	974

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

During the year, Encana recorded compensation costs of $2 million related to the outstanding DSUs (2012 – $2 million; 2011 – reduction of $5 million).

G)                   RESTRICTED SHARE UNITS

Since 2011, RSUs have been granted to eligible employees.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  As at December 31, 2013, Encana plans to settle the RSUs in cash on the vesting date.

The following tables summarize information related to the RSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding RSUs
As at December 31	2013	2012
Outstanding, Beginning of Year	1,966	1,751
Granted	3,873	298
Units, in Lieu of Dividends	205	77
Forfeited	(914)	(160)
Outstanding, End of Year	5,130	1,966

(thousands of units)	U.S. Dollar Denominated Outstanding RSUs
As at December 31	2013	2012
Outstanding, Beginning of Year	1,596	1,574
Granted	2,458	83
Units, in Lieu of Dividends	139	63
Forfeited	(718)	(124)
Outstanding, End of Year	3,475	1,596

As at December 31, 2013, there was approximately $71 million of total unrecognized compensation costs related to unvested RSUs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 1.5 years.

During the year, Encana recorded compensation costs of $45 million related to the outstanding RSUs (2012 – $25 million; 2011 – $15 million).  As at December 31, 2013, $13 million of the paid in surplus balance related to the RSUs (2012 – $10 million).

H)     RESTRICTED CASH PLAN

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees, excluding executive officers. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date.  The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date.  During the year, Encana recorded compensation costs of $6 million (2012 – $18 million; 2011 – $6 million) related to the Restricted Cash Plan grant.

19. Pension and Other Post-Employment Benefits

The Company sponsors defined benefit and defined contribution plans and provides pension and other post-employment benefits (“OPEB”) to its employees in Canada and the U.S.  As of January 1, 2003, the defined benefit pension plan was closed to new entrants.  The average remaining service period of active employees participating in the defined benefit pension plan is five years.  The average remaining service period of the active employees participating in the OPEB plan is 12 years.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2012 and the next required filing will be as at December 31, 2015.

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company’s defined benefit pension and other post-retirement benefit plans for the years ended December 31, 2013 and 2012, as well as the funded status of the plans and amounts recognized in the financial statements as at December 31, 2013 and 2012.

	Pension Benefits		OPEB
As at December 31	2013	2012	2013	2012

Change in Benefit Obligations
Projected Benefit Obligation, Beginning of Year	$357	$344	$105	$95
Service cost	4	5	12	14
Interest cost	12	14	4	4
Actuarial (gains) losses	(22)	9	(6)	(5)
Exchange differences	(19)	8	-	-
Benefits paid	(22)	(23)	(4)	(3)
Plan amendment	-	-	(13)	-
Settlement	(26)	-	-	-
Curtailment	-	-	(5)	-
Special termination benefits	3	-	-	-
Projected Benefit Obligation, End of Year	$287	$357	$93	$105

Change in Plan Assets
Fair Value of Plan Assets, Beginning of Year	$309	$275	$-	$-
Actual return on plan assets	40	26	-	-
Exchange differences	(21)	6	-	-
Employer contributions	12	25	4	3
Benefits paid	(22)	(23)	(4)	(3)
Settlement	(26)	-	-	-
Special termination benefits	(1)	-	-	-
Fair Value of Plan Assets, End of Year	$291	$309	$-	$-

Funded Status of Plan Assets, End of Year	$4	$(48)	$(93)	$(105)

Total Recognized Amounts in the Consolidated Balance Sheet Consist of:
Other assets	$10	$3	$-	$-
Current liabilities	-	-	(6)	(4)
Non-current liabilities	(6)	(51)	(87)	(101)
Total	$4	$(48)	$(93)	$(105)

Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:
Net actuarial (gain) loss	$37	$94	$(6)	$1
Prior service costs	(6)	-	(8)	1
Net transitional obligation	-	-	-	3
Total recognized in accumulated other comprehensive income, before tax	$31	$94	$(14)	$5

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The accumulated defined benefit obligation for all defined benefit plans was $362 million as at December 31, 2013 (2012 – $437 million).  The following sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	Pension Benefits			OPEB
As at December 31	2013		2012	2013		2012

Projected Benefit Obligation		$(87)	$(357)		$(93)	$(105)
Accumulated Benefit Obligation	(72)		(332)	(93)		(105)
Fair Value of Plan Assets	81		305	-		-

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations:

	Pension Benefits			OPEB
As at December 31	2013		2012	2013		2012

Discount Rate	4.50%		3.75%	4.45%		3.55%
Rates of Increase in Compensation Levels	3.99%		3.99%	6.38%		6.32%
The following sets forth total benefit plan expense recognized by the Company in 2013, 2012 and 2011:
	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Defined Benefit Plan Expense	$21	$6	$14	$11	$18	$17
Defined Contribution Plan Expense	43	44	43	-	-	-
Total Benefit Plans Expense	$64	$50	$57	$11	$18	$17

Of the total benefit plans expense, $60 million (2012 – $55 million; 2011 – $60 million) was included in operating expense and $15 million (2012 – $13 million; 2011 – $14 million) was included in administrative expense.

The defined periodic pension and OPEB expense is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Current service cost	$4	$5	$5	$12	$14	$12
Interest cost	12	14	15	4	4	4
Expected return on plan assets	(16)	(28)	(15)	-	-	-
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	11	15	8	-	-	-
Amortization of transitional obligation	-	-	-	-	-	1
Amortization of net prior service costs	-	-	1	-	-	-
Settlement	5	-	-	-	-	-
Curtailment	1	-	-	-	-	-
Curtailment	-	-	-	(5)	-	-
Special termination benefits	4	-	-	-	-	-
Total Defined Benefit Plan Expense	$21	$6	$14	$11	$18	$17

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The amounts recognized in other comprehensive income are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Net actuarial (gains) losses	$(46)	$2	$58	$(6)	$(5)	$(3)
Plan amendment	-	-	-	(13)	-	-
Amortization of net actuarial gains and losses	(11)	(15)	(8)	-	-	-
Amortization of transitional obligation	-	-	-	-	-	(1)
Amortization of net prior service costs	-	-	(1)	-	-	-
Net prior service costs (credit)	-	-	-	-	-	1
Settlement	(5)	-	-	-	-	-
Curtailment	(1)	-	-	-	-	-
Total amounts recognized in other comprehensive (income) loss, before tax	$(63)	$(13)	$49	$(19)	$(5)	$(3)
Total amounts recognized in other comprehensive (income) loss, after tax	$(46)	$(9)	$36	$(14)	$(4)	$(2)

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan expense in 2014 is nil.

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit costs for 2013, 2012 and 2011.

	Pension Benefits			OPEB
For the years ended December 31	2013	2012	2011	2013	2012	2011

Discount Rate	4.25%	4.00%	5.00%	3.59%	4.31%	5.11%
Long-Term Rate of Return on Plan Assets	6.75%	6.75%	6.75%	-	-	-
Rates of Increase in Compensation Levels	3.99%	4.11%	4.11%	6.35%	6.41%	6.42%

The Company’s assumed health care cost trend rates are as follows:

For the years ended December 31	2013	2012	2011

Health care cost trend rate for next year	7.31%	7.70%	8.99%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.61%	4.63%	4.64%
Year that the rate reaches the ultimate trend rate	2026	2025	2026

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

(millions)	1% Increase	1% Decrease

Effect on total of service and interest cost components	$2	$(1)
Effect on other post-retirement benefit obligations	$6	$(5)

The Company expects to contribute $7 million to its defined benefit pension plans in 2014.  The Company’s OPEB plans are funded on an as required basis.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following provides an estimate of benefit payments for the next 10 years.  These estimates reflect benefit increases due to continuing employee service.

(millions)	Defined Benefit Pension Payments	Other Benefit Payments

2014	$18	$6
2015	19	6
2016	19	7
2017	19	7
2018	20	7
2019 – 2023	99	35

The Company’s defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

As at December 31	2013
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$51	$1	$-	$52
Fixed Income – Canadian Bond Funds	-	57	-	57
Equity – Domestic	35	62	-	97
Equity – International	-	71	-	71
Real Estate and Other	1	-	13	14
Fair Value of Plan Assets, End of Year	$87	$191	$13	$291

As at December 31	2012
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$50	$1	$-	$51
Fixed Income – Canadian Bond Funds	-	75	-	75
Equity – Domestic	34	63	-	97
Equity – International	-	72	-	72
Real Estate and Other	1	-	13	14
Fair Value of Plan Assets, End of Year	$85	$211	$13	$309

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

	Real Estate and Other
As at December 31	2013	2012
Balance, Beginning of Year	$13	$12
Purchases, issuances and settlements
Purchases	-	-
Settlements	-	-
Actual return on plan assets
Relating to assets sold during the reporting period	-	-
Relating to assets still held at the reporting date	-	1
Balance, End of Year	$13	$13

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s pension plan assets were invested in the following as at December 31, 2013: 39 percent Domestic Equity (2012 – 37 percent), 29 percent Foreign Equity (2012 – 26 percent), 26 percent Bonds (2012 – 30 percent), and 6 percent Real Estate and Other (2012 – 7 percent).  The expected long-term rate of return is 6.75 percent.  The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $40 million (2012 – $26 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

20. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below.  The fair value of cash in reserve approximates its carrying amount due to the nature of the instruments held.  Fair value information related to pension plan assets is included in Note 19.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 21 and 18, respectively.  These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the following tables.  There have been no transfers between the hierarchy levels during the period.

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount

Risk Management
Risk Management Assets
Current	$-	$71	$-	$71	$(15)	$56
Long-term	-	204	-	204	-	204
Risk Management Liabilities
Current	-	38	2	40	(15)	25
Long-term	-	-	5	5	-	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$-	$-	$-	$-	$-	$-
Accounts payable and accrued liabilities (2)	-	-	-	-	-	-
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	-	-	8	8	-	8

(1)                Receivable from Cenovus.

(2)                Payable to Cenovus employees.

(3)                Payable to Cenovus.

(4)                Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2012	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (4)	Carrying Amount

Risk Management
Risk Management Assets
Current	$2	$505	$-	$507	$(28)	$479
Long-term	-	112	-	112	(1)	111
Risk Management Liabilities
Current	-	25	8	33	(28)	5
Long-term	-	7	4	11	(1)	10

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees
Accounts receivable and accrued revenues (1)	$-	$-	$1	$1	$-	$1
Accounts payable and accrued liabilities (2)	-	-	1	1	-	1
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (3)	-	-	36	36	-	36

(1)	Receivable from Cenovus.
(2)	Payable to Cenovus employees.
(3)	Payable to Cenovus.
(4)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

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

Level 3 Fair Value Measurements

As at December 31, 2013, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017.  The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets.  The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.  Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 18.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

A summary of changes in Level 3 fair value measurements during 2013 and 2012 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2013	2012	2013	2012

Balance, Beginning of Year	$(12)	$18	$(36)	$(83)
Total gains (losses)	3	(18)	16	4
Purchases, issuances and settlements
Purchases	-	-	-	-
Settlements	2	(12)	12	43
Transfers in and out of Level 3	-	-	-	-
Balance, End of Year	$(7)	$(12)	$(8)	$(36)

Change in unrealized gains (losses) related to assets and liabilities held at end of year	$(2)	$(21)	$20	$(7)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	2013	2012

Risk Management – Natural Gas Options	Option Model	Price volatility	-	0.3% - 28.3%

Risk Management – Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$49.25 - $54.47	$48.25 - $57.97

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	27.75%	30.18%

A five percentage point increase or decrease in natural gas price volatility would cause no decrease or increase (2012 – nil) to net risk management assets. A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million (2012 – $6 million) increase or decrease to net risk management assets.  A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (2012 – $2 million) to accounts payable and accrued liabilities.

21.	Financial Instruments and Risk Management

A)                    FINANCIAL INSTRUMENTS

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B)                    RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value.  See Note 20 for a discussion of fair value measurements.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

UNREALIZED RISK MANAGEMENT POSITION

As at December 31	2013	2012

Risk Management Asset
Current	$56	$479
Long-term	204	111
	260	590

Risk Management Liability
Current	25	5
Long-term	5	10
	30	15
Net Risk Management Asset	$230	$575

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS – BY PRODUCT

As at December 31	2013			2012
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$183	$15	$168	$545	$6	$539
Crude oil	77	8	69	45	-	45
Power	-	7	(7)	-	9	(9)
Total Fair Value	$260	$30	$230	$590	$15	$575

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2013

	Notional Volumes		Term	Average Price		Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	2,138	MMcf/d	2014	4.17	US$/Mcf	$(13)
NYMEX Fixed Price	825	MMcf/d	2015	4.37	US$/Mcf	65

Basis Contracts (1)			2014-2016			116

Natural Gas Fair Value Position						168

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	9.5	Mbbls/d	2014	94.19	US$/bbl	(5)

Basis Contracts (2)			2014-2015			74
Crude Oil Fair Value Position						69

Power Purchase Contracts
Fair Value Position						(7)
Total Fair Value						$230

(1)	Encana has entered into swaps to protect against widening natural gas price differentials in Canada. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2013	2012	2011

Revenues, Net of Royalties	$544	$2,149	$955
Transportation and Processing	-	12	(7)
Gain (Loss) on Risk Management	$544	$2,161	$948

	Unrealized Gain (Loss)
For the years ended December 31	2013	2012	2011

Revenues, Net of Royalties	$(347)	$(1,441)	$854
Transportation and Processing	2	(24)	25
Gain (Loss) on Risk Management	$(345)	$(1,465)	$879

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2013		2012	2011
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$575
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	199	$199	$696	$1,827
Fair Value of Contracts Realized During the Year	(544)	(544)	(2,161)	(948)
Fair Value of Contracts, End of Year	$230	$(345)	$(1,465)	$879

C)                    RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk.  Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations in future commodity prices may have on future cash flows.  To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board.  The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options.  Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil – To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power – The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

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

	2013		2012
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural gas price	$(441)	$441	$(446)	$446
Crude oil price	(19)	19	(20)	20
Power price	7	(7)	6	(6)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.  This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions according to counterparties’ credit quality.  Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives.  The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables.  As at December 31, 2013, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at December 31, 2013, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings.  Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2013, approximately 87 percent (2012 – 88 percent) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at December 31, 2013, Encana had four counterparties (2012 – two counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty.  As at December 31, 2013, these counterparties accounted for 24 percent, 14 percent, 14 percent and 13 percent (2012 – 22 percent and 15 percent) of the fair value of the outstanding in-the-money net risk management contracts.

LIQUIDITY RISK

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due.  The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets.  In June 2013, the Company extended the maturity date of its existing revolving bank credit facilities and reduced the Canadian facility from C$4.0 billion to C$3.5 billion.  As at December 31, 2013, the Company had available unused committed revolving bank credit facilities totaling $4.3 billion which include C$3.5 billion ($3.3 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary.  The facilities remain committed through June 2018.

Encana also has unused capacity under a shelf prospectus for up to $4.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $4.0 billion of debt securities in the U.S.  The shelf prospectus expires in June 2014.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure.  The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth as well as potential acquisitions.  To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,895	$-	$-	$-	$-	$1,895
Risk Management Liabilities	25	5	-	-	-	30
Long-Term Debt (1)	1,408	758	2,102	2,150	6,633	13,051

(1)  Principal and interest.

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

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives.  As at December 31, 2013, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure (2012 – $5.9 billion) and $1.7 billion in debt that was not subject to foreign exchange exposure (2012 – $1.8 billion).  There were no foreign exchange derivatives outstanding as at December 31, 2013.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at December 31, 2013 (2012 – $51 million; 2011 – $48 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities.  The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates.  There were no interest rate derivatives outstanding as at December 31, 2013.

As at December 31, 2013, the Company had no floating rate debt.  Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2012 – nil; 2011 – nil).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

22. Supplementary Information

A)                    NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2013	2012	2011

Operating Activities
Accounts receivable and accrued revenues	$(75)	$82	$10
Accounts payable and accrued liabilities	(81)	(456)	94
Income tax payable and receivable	(23)	51	(119)
	$(179)	$(323)	$(15)

B)                    SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2013	2012	2011

Interest Paid	$575	$509	$486
Income Taxes Paid, net of Amounts (Recovered)	$(186)	$(124)	$(88)

23. Commitments and Contingencies

COMMITMENTS

The following table outlines the Company’s commitments as at December 31, 2013:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Transportation and Processing	$967	$985	$896	$896	$848	$4,379	$8,971
Drilling and Field Services	292	106	71	41	38	35	583
Operating Leases	47	43	38	31	28	38	225
Total	$1,306	$1,134	$1,005	$968	$914	$4,452	$9,779

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

24. Supplementary Oil and Gas Information (unaudited)

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

Encana cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of Encana’s oil and gas properties, nor the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The computation also excludes values attributable to Encana’s Market Optimization interests.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

NET PROVED RESERVES (1, 2)

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total
2011
Beginning of year	6,117	7,183	13,300	54.3	38.2	92.5
Revisions and improved recovery	3	(204)	(201)	32.3	(0.7)	31.6
Extensions and discoveries	826	1,121	1,947	18.2	5.4	23.6
Purchase of reserves in place	72	23	95	0.2	0.1	0.3
Sale of reserves in place	(158)	(927)	(1,085)	(4.7)	(1.3)	(6.0)
Production	(531)	(685)	(1,216)	(5.3)	(3.5)	(8.8)
End of year	6,329	6,511	12,840	95.0	38.2	133.2
Developed	3,523	3,286	6,809	39.6	24.4	64.0
Undeveloped	2,806	3,225	6,031	55.4	13.8	69.2
Total	6,329	6,511	12,840	95.0	38.2	133.2
2012
Beginning of year	6,329	6,511	12,840	95.0	38.2	133.2
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	(10.0)	38.9	28.9
Extensions and discoveries	638	338	976	25.9	39.2	65.1
Purchase of reserves in place	38	8	46	-	0.1	0.1
Sale of reserves in place	(461)	(321)	(782)	(2.2)	(3.8)	(6.0)
Production	(497)	(593)	(1,090)	(7.1)	(4.2)	(11.3)
End of year	4,550	4,242	8,792	101.6	108.4	210.0
Developed	2,985	2,628	5,613	47.8	43.1	90.9
Undeveloped	1,565	1,614	3,179	53.8	65.3	119.1
Total	4,550	4,242	8,792	101.6	108.4	210.0
2013
Beginning of year	4,550	4,242	8,792	101.6	108.4	210.0
Revisions and improved recovery(4)	(256)	(362)	(618)	(7.0)	(17.3)	(24.3)
Extensions and discoveries	499	482	981	28.2	27.6	55.8
Purchase of reserves in place	-	7	7	-	0.6	0.6
Sale of reserves in place	(295)	(1)	(296)	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(11.1)	(8.6)	(19.7)
End of year	3,975	3,877	7,852	110.2	110.6	220.8
Developed	2,744	2,619	5,363	61.1	55.2	116.3
Undeveloped	1,231	1,258	2,489	49.1	55.4	104.5
Total	3,975	3,877	7,852	110.2	110.6	220.8

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

(4)               In 2013, revisions and improved recovery for natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average trailing natural gas prices and minor positive revisions.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2011	4.12	3.76	96.19	96.53
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44

(1)             All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Future cash inflows	19,039	15,471	27,731	17,217	14,124	26,558
Less future:
Production costs	7,377	6,273	9,717	4,484	4,095	6,195
Development costs	4,515	5,117	8,186	3,982	4,210	7,786
Income taxes	652	-	784	1,615	555	2,730
Future net cash flows	6,495	4,081	9,044	7,136	5,264	9,847
Less 10% annual discount for estimated timing of cash flows	1,836	1,079	3,759	2,978	2,249	4,384
Discounted future net cash flows	4,659	3,002	5,285	4,158	3,015	5,463

				Total
($ millions)				2013	2012	2011

Future cash inflows				36,256	29,595	54,289
Less future:
Production costs				11,861	10,368	15,912
Development costs				8,497	9,327	15,972
Income taxes				2,267	555	3,514
Future net cash flows				13,631	9,345	18,891
Less 10% annual discount for estimated timing of cash flows				4,814	3,328	8,143
Discounted future net cash flows				8,817	6,017	10,748

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Balance, beginning of year	3,002	5,285	5,289	3,015	5,463	6,147
Changes resulting from:
Sales of oil and gas produced during the period	(1,649)	(1,808)	(1,951)	(1,490)	(2,223)	(2,653)
Discoveries and extensions, net of related costs	725	509	1,161	633	319	887
Purchases of proved reserves in place	-	7	55	16	8	42
Sales and transfers of proved reserves in place	(304)	(155)	(212)	(2)	(369)	(1,021)
Net change in prices and production costs	2,703	(1,364)	516	1,891	(2,106)	733
Revisions to quantity estimates	(178)	(1,290)	188	(324)	(2,858)	(336)
Accretion of discount	311	571	576	333	693	762
Previously estimated development costs incurred, net of change in future development costs	417	946	(441)	708	3,021	832
Other	14	(7)	54	(68)	(79)	63
Net change in income taxes	(382)	308	50	(554)	1,146	7
Balance, end of year	4,659	3,002	5,285	4,158	3,015	5,463

	Total
($ millions)	2013	2012	2011

Balance, beginning of year	6,017	10,748	11,436
Changes resulting from:
Sales of oil and gas produced during the period	(3,139)	(4,031)	(4,604)
Discoveries and extensions, net of related costs	1,358	828	2,048
Purchases of proved reserves in place	16	15	97
Sales and transfers of proved reserves in place	(306)	(524)	(1,233)
Net change in prices and production costs	4,594	(3,470)	1,249
Revisions to quantity estimates	(502)	(4,148)	(148)
Accretion of discount	644	1,264	1,338
Previously estimated development costs incurred, net of change in future development costs	1,125	3,967	391
Other	(54)	(86)	117
Net change in income taxes	(936)	1,454	57
Balance, end of year	8,817	6,017	10,748

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

RESULTS OF OPERATIONS

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Oil and gas revenues, net of royalties, transportation and processing	2,068	2,205	2,382	2,041	2,713	3,294
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	419	397	431	551	490	641
Depreciation, depletion and amortization	601	748	966	818	1,102	1,226
Impairments	-	1,822	2,249	-	2,842	-
Operating income (loss)	1,048	(762)	(1,264)	672	(1,721)	1,427
Income taxes	264	(191)	(335)	243	(623)	517
Results of operations	784	(571)	(929)	429	(1,098)	910

	Total
($ millions)	2013	2012	2011

Oil and gas revenues, net of royalties, transportation and processing	4,109	4,918	5,676
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	970	887	1,072
Depreciation, depletion and amortization	1,419	1,850	2,192
Impairments	-	4,664	2,249
Operating income (loss)	1,720	(2,483)	163
Income taxes	507	(814)	182
Results of operations	1,213	(1,669)	(19)

CAPITALIZED COSTS

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Proved oil and gas properties	25,003	26,024	27,259	26,529	24,825	23,319
Unproved oil and gas properties	598	716	968	470	579	458
Total capital cost	25,601	26,740	28,227	26,999	25,404	23,777
Accumulated DD&A	23,012	23,962	20,906	22,074	21,236	17,294
Net capitalized costs	2,589	2,778	7,321	4,925	4,168	6,483

	Other			Total
($ millions)	2013	2012	2011	2013	2012	2011

Proved oil and gas properties	71	104	112	51,603	50,953	50,690
Unproved oil and gas properties	-	-	-	1,068	1,295	1,426
Total capital cost	71	104	112	52,671	52,248	52,116
Accumulated DD&A	71	104	112	45,157	45,302	38,312
Net capitalized costs	-	-	-	7,514	6,946	13,804

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COSTS INCURRED

	Canada			United States
($ millions)	2013	2012	2011	2013	2012	2011

Acquisitions
Unproved	26	121	261	111	235	53
Proved	2	18	149	45	5	52
Total acquisitions	28	139	410	156	240	105
Exploration costs	22	201	174	412	633	181
Development costs	1,343	1,366	1,857	871	1,094	2,265
Total costs incurred	1,393	1,706	2,441	1,439	1,967	2,551

	Total
($ millions)	2013	2012	2011

Acquisitions
Unproved	137	356	314
Proved	47	23	201
Total acquisitions	184	379	515
Exploration costs	434	834	355
Development costs	2,214	2,460	4,122
Total costs incurred	2,832	3,673	4,992

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties are excluded from the country cost centre’s depletable base as follows:

As at December 31	2013	2012

Canada	$598	$716
United States	470	579
	$1,068	$1,295

The following is a summary of the costs related to Encana’s unproved properties as at December 31, 2013:

	2013	2012	2011	Prior to 2011	Total

Acquisition Costs	$144	$356	$265	$200	$965
Exploration Costs	43	33	15	12	103
	$187	$389	$280	$212	$1,068

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                             Certifications.  See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)                             Disclosure Controls and Procedures.  As of the end of Encana Corporation’s (“Encana”) fiscal year ended December 31, 2013, an evaluation of the effectiveness of Encana’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Encana’s management, with the participation of its principal executive officer and principal financial officer.  Based upon that evaluation, Encana’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Encana’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Encana in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Encana’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while Encana’s principal executive officer and principal financial officer believe that Encana’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Encana’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)                              Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

(d)                             Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditor’s Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

(e)                             Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2013, there were no changes in Encana’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Encana’s internal control over financial reporting.

40-F2

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Encana’s board of directors has determined that Jane L. Peverett and Bruce G. Waterman, members of Encana’s audit committee, each qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Encana has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Business Code of Conduct” (the “Code of Ethics”), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on Encana’s website at www.encana.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting:  Jeffrey G. Paulson, Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada  T2P 2S5.  Alternatively, requests for a copy of the Code of Ethics may be made by contacting Encana’s Corporate Secretarial Department at (403) 645-2000 (Fax: (403) 645-4617).

Encana intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Ethics that is required to be so disclosed and summarized, on its website at www.encana.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information-External Auditor Service Fees” in Encana’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information-Pre-Approval Policies and Procedures” in Encana’s Annual Information Form for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

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

40-F3

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies—Contractual Obligations” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2013, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

Encana has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Suzanne P. Nimocks, Jane L. Peverett (Chair), Brian G. Shaw, Bruce G. Waterman and Clayton H. Woitas (ex officio).

Mine Safety Disclosure.

Not Applicable.

New York Stock Exchange Disclosure.

Presiding Director at Meetings of Non-Management Directors

Encana schedules regular executive sessions in which Encana’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Mr. Clayton H. Woitas serves as the presiding director (the “Presiding Director”) at such sessions.  Each of Encana’s non-management directors is “independent” for the purposes of Canadian National Instrument 58-101.

Communication with Non-Management Directors

Shareholders may send communications to Encana’s non-management directors by writing to the Presiding Director, c/o Jeffrey G. Paulson, Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada  T2P 2S5.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company’s website.  Encana operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2013 Annual Meeting of Shareholders.  However, Encana has not codified its corporate governance principles into formal guidelines for posting on its website.

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

A description of Encana’s corporate governance practices is included under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2013 Annual Meeting of Shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2014.

Encana Corporation

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President & Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of Netherland, Sewell & Associates, Inc.

99.8	Consent of DeGolyer and MacNaughton

99.9	Consent of GLJ Petroleum Consultants Ltd.

101	Interactive Data Files