Form 40-F
period 2014-12-31
ENCANA CORP
filed 2015-03-03
CIK 1157806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[  ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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
(212) 894-8940
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.     Debt Securities

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  741,188,439

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

Yes X                        No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933:  Form F-3 (File No. 333-187492), Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758) and Form F-10 (File No. 333-196927).

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)	Annual Information Form for the fiscal year ended December 31, 2014;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2014, prepared in accordance with United States generally accepted accounting principles.

40-F1

Encana Corporation

Annual Information Form

March 3, 2015

Table of Contents

Introduction	2
Corporate Structure	3
General Development of the Business	4
Narrative Description of the Business	7
Canadian Operations	8
USA Operations	13
Market Optimization	17
Reserves and Other Oil and Gas Information	18
Acquisitions, Divestitures and Capital Expenditures	19
Competitive Conditions	20
Environmental Protection	20
Social and Environmental Policies	21
Employees	22
Foreign Operations	22
Directors and Officers	23
Audit Committee Information	26
Description of Share Capital	28
Credit Ratings	30
Market for Securities	31
Dividends	31
Legal Proceedings	32
Risk Factors	32
Transfer Agents and Registrars	40
Interest of Experts	40
Additional Information	40
Note Regarding Forward-Looking Statements	41
Note Regarding Reserves Data and Other Oil and Gas Information	43
Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information	A-1
Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)	B-1
Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)	C-1
Appendix D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information	D-1
Appendix E - Audit Committee Mandate	E-1

Encana Corporation	1	Annual Information Form (prepared in US$)

Introduction

This is the Annual Information Form of Encana Corporation (“Encana” or the “Company”) for the year ended December 31, 2014. In this Annual Information Form, unless otherwise specified or the context otherwise requires, reference to “Encana” or to the “Company” includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

The following volumetric measures may be abbreviated throughout this Annual Information Form: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); billion cubic feet (“Bcf”); trillion cubic feet (“Tcf”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million barrels (“MMbbls”); barrels of oil equivalent (“BOE”) per day (“BOE/d”); thousand barrels of oil equivalent (“MBOE”) per day (“MBOE/d”); million barrels of oil equivalent (“MMBOE”) per day (“MMBOE/d”); and million British thermal units (“MMBtu”).

Certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl.  BOE may be misleading, particularly if used in isolation.  A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of natural gas as compared to oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes.

All financial information included in this Annual Information Form is prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”). The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2014, including required comparative information for 2013 and 2012, have been prepared in accordance with U.S. GAAP.

Readers are directed to the sections in this Annual Information Form titled “Note Regarding Forward-Looking Statements” and “Note Regarding Reserves Data and Other Oil and Gas Information”.

This Annual Information Form is available via the System for Electronic Documentation Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

Unless otherwise specified, all dollar amounts are expressed in U.S. dollars, all references to “dollars”, “$” or “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.  All amounts are provided on a before tax basis, unless otherwise stated.

Encana Corporation	2	Annual Information Form (prepared in US$)

Corporate Structure

Name and Incorporation

Encana Corporation is incorporated under the Canada Business Corporations Act (“CBCA”). Its executive and registered office is located at 4400, 500 Centre Street S.E., Calgary, Alberta, Canada T2P 2S5.

Intercorporate Relationships

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of Encana’s principal subsidiaries and partnerships as at December 31, 2014. Each of these subsidiaries and partnerships had total assets that exceeded 10 percent of Encana’s total consolidated assets or annual revenues that exceeded 10 percent of Encana’s total consolidated annual revenues as at December 31, 2014.

Subsidiaries & Partnerships	Percentage Directly or Indirectly Owned	Jurisdiction of Incorporation, Continuance or Formation

Encana USA Holdings ULC	100	Alberta
1847432 Alberta ULC	100	Alberta
Alenco Holdings Inc.	100	Delaware
Alenco Inc.	100	Delaware
Encana Oil & Gas (USA) Inc.	100	Delaware
Athlon Energy Inc.	100	Delaware
Athlon Holdings LP	100	Delaware
Encana Marketing (USA) Inc.	100	Delaware

The above table does not include all of the subsidiaries and partnerships of Encana. The assets and annual revenues of unnamed subsidiaries and partnerships in the aggregate did not exceed 20 percent of Encana’s total consolidated assets or total consolidated annual revenues as at December 31, 2014, respectively.

As a general matter, Encana reorganizes its subsidiaries and partnerships as required to maintain proper alignment of its business, operating and management structures.

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

Operating Segments

As at December 31, 2014, Encana’s operating and reportable segments were: (i) Canadian Operations; (ii) USA Operations; and (iii) Market Optimization.

•

Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Plays in Canada include: Montney in northern British Columbia and northwest Alberta; Duvernay in west central Alberta; and Other Upstream Operations including Clearwater in central and southern Alberta, Deep Panuke located offshore Nova Scotia and Other and emerging. Other and emerging primarily includes Cadomin/Doig in northeast British Columbia, Horn River in northeast British Columbia and Granite Wash/Doig in northwest Alberta.

•

USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.  Plays in the U.S. include: Eagle Ford in south Texas; Permian in west Texas; DJ Basin in northern Colorado; San Juan in northwest New Mexico; and Other Upstream Operations including Piceance in northwest Colorado, Haynesville in northwest Louisiana and Other and emerging. Other and emerging primarily includes Tuscaloosa Marine Shale in east Louisiana and west Mississippi.

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

Recent Developments

Significant events which contributed to the development of Encana’s business over the last three years included the following:

2014

•

Completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share, assumed Athlon’s $1.15 billion senior notes, and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $0.3 billion. The acquisition includes approximately 137,000 net acres of producing and undeveloped oil and gas properties in the Permian Basin (“Permian”) located in west Texas (primarily in the Midland, Martin, Howard and Glasscock counties). Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the indentures governing such senior notes.

Additional information relating to the acquisition of Athlon is included in the Company’s business acquisition report dated January 23, 2015, which is available via SEDAR at www.sedar.com and EDGAR at www.sec.gov.

•

Completed the initial public offering of 59.8 million common shares of PrairieSky Royalty Ltd. (“PrairieSky”) at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Subsequent to the initial public offering, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

In the third quarter, Encana completed a secondary offering of the remaining 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

•

Completed the acquisition of certain properties in the Eagle Ford shale formation (“Eagle Ford”) located in south Texas from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC for approximately $2.9 billion, after closing adjustments. The acquisition includes approximately 45,500 net acres of producing and undeveloped oil and gas properties located in the Karnes, Wilson and Atascosa counties.

Additional information relating to the acquisition of Eagle Ford is included in the Company’s business acquisition report dated June 20, 2014, which is available via SEDAR at www.sedar.com and EDGAR at www.sec.gov.

•

Completed the divestiture of properties in Jonah located in Wyoming for proceeds of approximately $1.6 billion after closing adjustments and certain properties in East Texas for proceeds of approximately $495 million after closing adjustments.

•	Completed the sale of properties in Bighorn located in west central Alberta for approximately $1.7 billion after closing adjustments.

•

Entered into an agreement to sell certain properties in Clearwater located in central and southern Alberta, including Encana’s working interest in approximately 1.2 million net acres of land. The sale closed on January 15, 2015 and proceeds of approximately C$556 million after closing adjustments were received.

•

Entered into an agreement with Veresen Midstream Limited Partnership under which Encana and Cutbank Ridge Partnership, a partnership between Encana and a subsidiary of Mitsubishi Corporation (“Mitsubishi”), agreed to sell certain natural gas gathering and compression assets in the Montney area for approximately C$412 million in cash consideration net to Encana. The transaction is expected to close in the first quarter of 2015 subject to regulatory approval and completion of closing conditions.

Encana Corporation	5	Annual Information Form (prepared in US$)

2013

•

Appointed Doug Suttles as Encana’s President & Chief Executive Officer and Director of the Company in June 2013 and subsequently announced a realignment of the Company’s business strategy and corporate organizational structure in November 2013, which was implemented in 2014.

•

Commenced production at the Deep Panuke natural gas facility located offshore Nova Scotia in August 2013 and reached commercial operation with the issuance of the Production Acceptance Notice in December 2013.

•

Completed the divestiture of assets in the Canadian Operations for proceeds of approximately $685 million which primarily included the sale of the Jean Marie natural gas assets in the Greater Sierra play.

•	Completed the sale of Encana’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia in February 2013.

2012

•

Entered into a partnership agreement with Mitsubishi to jointly develop certain lands in northeast British Columbia. Mitsubishi agreed to invest approximately C$2.9 billion for a 40 percent interest in the partnership, with C$1.45 billion received in February 2012. The remaining amount is expected to be invested based on the five year development plan of the area.

•

Entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain Duvernay lands located in west central Alberta. PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands with C$1.18 billion received in December 2012. The remaining amount will be received over an expected commitment period which expires in 2020.

•

Entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho agreed to acquire a royalty interest in natural gas production from a portion of Encana’s Clearwater play. Toyota Tsusho agreed to invest approximately C$600 million for a 32.5 percent gross overriding royalty, with C$100 million received in April 2012. The remaining amount will be received over the expected commitment period of approximately seven years, which runs through to 2019.

•

Entered into a long-term joint venture agreement with a Nucor Corporation subsidiary (“Nucor”), under which Nucor will earn a 50 percent working interest in certain natural gas wells to be drilled over the term of the agreement in the Piceance Basin located in Colorado. Nucor agreed to pay its share of well costs plus a portion attributable to Encana’s interest.

•	Closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million in February 2012.

Encana Corporation	6	Annual Information Form (prepared in US$)

Narrative Description of the Business

The following map outlines the location of Encana’s North American landholdings, plays and emerging plays as at December 31, 2014.

Encana Corporation	7	Annual Information Form (prepared in US$)

Business Objectives

Encana’s operations are focused on exploiting strategic, high return and scalable natural gas and oil formations.  The Company’s operations are primarily located in Canada and the U.S.  All of Encana’s reserves and production are located in North America.

Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company’s key objectives include:

•                  Balancing the commodity portfolio

•                  Exercising a disciplined capital allocation strategy

•                  Maintaining portfolio flexibility to respond to changing market conditions

•                  Maximizing profitability through operational efficiency and reducing costs

•                  Preserving balance sheet strength

The Company has a history of identifying and entering into strategic prospective plays and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures.  The Company’s resource play hub model is a manufacturing-style development approach, which utilizes integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved across Encana’s diverse portfolio through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana’s capital investment strategy is focused on accelerating growth from a limited number of strategic, high return and scalable projects, while optimizing production performance from the remainder of the Company’s resource base.

Canadian Operations

The Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Plays in Canada include: Montney in northern British Columbia and northwest Alberta; Duvernay in west central Alberta; and Other Upstream Operations including Clearwater in central and southern Alberta, Deep Panuke located offshore Nova Scotia and Other and emerging.  Other and emerging includes: Cadomin/Doig in northeast British Columbia, Horn River in northeast British Columbia and Granite Wash/Doig in northwest Alberta.  Other Upstream Operations comprises plays that are not part of Encana’s strategic focus as well as prospective plays which are under appraisal.

In 2014, certain plays were reorganized to align with the Company’s business objectives, as described in the “Business Objectives” section of this Annual Information Form.  Accordingly, comparative information has been reorganized. Montney and Duvernay reflect Encana’s focus on the future growth and development in those plays.  Montney comprises the Montney formations that were formerly held in Cutbank Ridge and Peace River Arch.  Duvernay was formerly presented in Other and emerging.  Other and emerging primarily includes: the remaining properties previously held in Cutbank Ridge, which was renamed Cadomin/Doig; Greater Sierra, which was renamed Horn River; and the remaining properties previously held in Peace River Arch, which was renamed Granite Wash/Doig.

In the second quarter of 2014, Encana transferred ownership of its royalty business, which comprised fee simple mineral title and certain royalty interests in lands formerly held within the Clearwater play into a separate company, PrairieSky, and subsequently completed an initial public offering of 59.8 million common shares of PrairieSky for gross proceeds of approximately C$1.67 billion. In the third quarter of 2014, Encana completed a secondary offering of the remaining 70.2 million common shares of PrairieSky for gross proceeds of approximately C$2.6 billion.  Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

Encana Corporation	8	Annual Information Form (prepared in US$)

In the third quarter of 2014, Encana divested of Bighorn for proceeds of approximately $1.7 billion, which included approximately 360,000 net acres, along with Encana’s working interests in pipelines, facilities and service arrangements.  These divestitures are further described in the “Recent Developments” section of this Annual Information Form.

In 2014, the Canadian Operations had total capital investment of approximately $1,226 million and drilled approximately 279 net wells.  Production after royalties averaged approximately 1,378 MMcf/d of natural gas, approximately 13.6 Mbbls/d of oil, and approximately 23.6 Mbbls/d of NGLs.  At December 31, 2014, the Canadian Operations had an established land position in Canada of approximately 5.6 million gross acres (4.1 million net acres) including approximately 2.8 million gross undeveloped acres (2.0 million net undeveloped acres).

The following tables summarize the Canadian Operations landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working Interest
(thousands of acres at December 31, 2014)	Gross	Net	Gross	Net	Gross	Net
Montney	309	211	574	395	883	606	69%
Duvernay	71	27	633	385	704	412	59%
Other Upstream Operations
Clearwater	2,094	1,740	737	570	2,831	2,310	82%
Deep Panuke	20	20	21	10	41	30	73%
Other and emerging	323	165	830	614	1,153	779	68%
Total Canadian Operations	2,817	2,163	2,795	1,974	5,612	4,137	74%

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2014) (1)	Gross	Net	Gross	Net	Gross	Net
Montney	779	717	67	59	846	776
Duvernay	13	7	8	2	21	9
Other Upstream Operations
Clearwater	11,751	11,057	154	138	11,905	11,195
Deep Panuke	4	4	-	-	4	4
Other and emerging	616	503	2	2	618	505
Total Canadian Operations	13,163	12,288	231	201	13,394	12,489

Note:

(1)          Figures exclude wells capable of producing, but not producing.

Encana Corporation	9	Annual Information Form (prepared in US$)

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2014	2013	2014	2013	2014	2013
Montney	576	490	6.8	3.4	15.1	8.1
Duvernay	11	4	0.8	0.6	1.4	0.2
Other Upstream Operations
Clearwater (1)	333	374	7.0	7.8	2.0	2.4
Bighorn (1)	166	256	0.4	0.6	8.2	9.7
Deep Panuke	196	42	-	-	-	-
Other and emerging (2)	229	344	0.2	0.2	0.1	0.9
Total Canadian Operations	1,511	1,510	15.2	12.6	26.8	21.3

Notes:

(1)          During 2014, Encana divested its Bighorn play and investment in PrairieSky.

(2)          During 2013, Encana divested its Jean Marie natural gas assets in Horn River.

Production (After Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2014	2013	2014	2013	2014	2013
Montney	514	463	5.5	3.0	13.2	7.0
Duvernay	11	4	0.8	0.5	1.3	0.2
Other Upstream Operations
Clearwater (1)	292	335	6.8	7.7	1.8	2.2
Bighorn (1)	158	255	0.3	0.5	7.2	8.4
Deep Panuke	190	41	-	-	-	-
Other and emerging (2)	213	334	0.2	0.2	0.1	0.7
Total Canadian Operations	1,378	1,432	13.6	11.9	23.6	18.5

Notes:

(1)          During 2014, Encana divested its Bighorn play and investment in PrairieSky.

(2)          During 2013, Encana divested its Jean Marie natural gas assets in Horn River.

Plays and Other Activities in the Canadian Operations

Montney

Montney is a play located in the Canadian Rocky Mountain foothills, which extends from southwest of Dawson Creek, in northern British Columbia to northwest Alberta. Montney is being exclusively developed with horizontal well technology. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. In 2014, Encana drilled approximately 79 net wells in the area and production after royalties averaged approximately 514 MMcf/d of natural gas and approximately 18.7 Mbbls/d of oil and NGLs.

At December 31, 2014, Encana controlled approximately 574,000 gross undeveloped acres (395,000 net undeveloped acres) covering the deep basin Montney formation. Since the first horizontal well completion in the area in 2006, Encana has continued to apply advanced technologies to reduce the overall development costs by approximately 75 percent on a completed interval basis.  During 2014, Encana focused on drilling longer wells with an average effective length of approximately 8,700 feet and tighter completion spacing at approximately 80 feet per perforation.

Encana has a partnership agreement with Mitsubishi to jointly develop certain lands predominately in the Montney.  Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for its 40 percent partnership interest, of which to date approximately C$2.0 billion has been received as of December 31, 2014.  In addition to its 40 percent of the partnership’s future capital funding investment, Mitsubishi is required to invest the remaining amount of approximately C$0.9 billion over the five year development plan of the area, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that development plan. Encana proportionately consolidates 60 percent interest in the partnership, including reserves.

Encana Corporation	10	Annual Information Form (prepared in US$)

As at December 31, 2014, Encana has natural gas processing capacity of approximately 700 MMcf/d with eight plants located in Alberta and British Columbia under contract with third parties with commitment terms ranging from three to 17 years. The plant capacities range from 100 MMcf/d to 225 MMcf/d of which Encana has approximately 90 MMcf/d of processing capacity at the Gordondale sour gas deep cut plant, which has averaged net liquids production of approximately 6.0 Mbbls/d after royalties.  Of the total processing capacity under contract, approximately 260 MMcf/d is used to process Encana’s net share of natural gas for the partnership with Mitsubishi.  Encana also has gathering and compression capacity of 161 MMcf/d under a remaining 19 year commitment with a third party in the Pipestone/Sexsmith area.

In addition to the contracted capacity, Encana owns natural gas processing capacity of approximately 175 MMcf/d at three plants located in Alberta, with plant capacities ranging from 115 MMcf/d to 210 MMcf/d, of which Encana holds an approximate 60 percent ownership interest in the Sexsmith plant that has total capacity of approximately 210 MMcf/d (net 125 MMcf/d to Encana).

Duvernay

Duvernay is a play located in west central Alberta and includes properties that are primarily located in the Duvernay formation.  The focus of development is on exploiting shale gas and condensate in the Duvernay formation.  In 2014, Encana commenced pad drilling in the northern part of the play, which is being developed with horizontal well technology.  Encana is currently achieving significant improvements in drilling costs and cycle times through application of its resource play hub model and continuing to develop long-term take-away capacity.  In 2014, Encana drilled approximately 24 net wells in the area and production after royalties averaged approximately 11 MMcf/d of natural gas and approximately 2.1 Mbbls/d of oil and NGLs.  At December 31, 2014, Encana controlled approximately 563,000 gross undeveloped acres (345,000 net undeveloped acres) in the Duvernay formation.

Encana has an agreement with PetroChina to jointly explore and develop certain Duvernay lands. Under the agreement, PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina has invested approximately C$1.59 billion to date and is to further invest approximately C$590 million over the remaining commitment period that expires in 2020, which will be used to fund half of Encana’s capital commitment.

Encana holds an approximate 50.1 percent ownership in two Simonette gas plants with a combined natural gas processing capacity of 55 MMcf/d (net 28 MMcf/d to Encana) and NGLs production capacity of 10 Mbbls/d (net 5.0 Mbbls/d to Encana).

Other Upstream Operations

Clearwater

Clearwater is a play located predominantly in central and southern Alberta and includes both natural gas and oil resources. Natural gas development has focused on the Horseshoe Canyon coals which are integrated with shallower sands. Encana is using an integrated wellbore strategy to exploit deeper targets within the formation.  In 2014, Encana drilled approximately 174 net natural gas wells. Production after royalties averaged approximately 292 MMcf/d of natural gas and approximately 8.6 Mbbls/d of oil and NGLs.  At December 31, 2014, Encana controlled approximately 737,000 gross undeveloped acres (570,000 net undeveloped acres) in the play.

During 2014, Encana divested its royalty business comprising approximately 6.3 million gross acres of fee simple mineral title and 0.5 million gross acres of certain royalty interests, for aggregate gross proceeds of approximately C$4.27 billion in two separate offerings of common shares of PrairieSky held by Encana.  On January 15, 2015, Encana completed the sale of certain working interests in properties in Clearwater to Ember Resources Inc. for C$556 million after closing adjustments.  The sale comprised approximately 1.4 million gross acres (1.2 million net acres) and contained over 6,800 producing wells.  In 2014, the production associated with these wells averaged approximately 172 MMcf/d of natural gas and approximately 0.3 Mbbls/d of oil and NGLs. Collectively, the divestiture of the royalty business to PrairieSky and the sale of certain working interests to Ember Resources Inc. constituted a substantial portion of the acreage in Clearwater.  See the “Recent Developments” section of this Annual Information Form.

Encana Corporation	11	Annual Information Form (prepared in US$)

Subsequent to the divestitures, Encana has retained a working interest in approximately 1.4 million gross acres (1.1 million net acres) with approximately 537,000 gross undeveloped acres (419,000 net undeveloped acres) primarily in the Wheatland area of southern Alberta.  Development is focused along the eastern edge of the Horseshoe Canyon Fairway with approximately 479,000 gross acres (466,000 net acres).  In 2014, production after royalties associated with the retained acreage averaged approximately 97 MMcf/d of natural gas and approximately 2.4 Mbbls/d of oil and NGLs.  To align with Encana’s retained acreage in the area, Clearwater is expected to be renamed Wheatland in 2015.

Encana has an agreement with Toyota Tsusho under which Toyota Tsusho will acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater play. Toyota Tsusho has invested C$277 million to date and is required to further invest approximately C$325 million over the remaining five year commitment period.

Deep Panuke

Encana is the owner and operator of the Deep Panuke gas field located offshore Nova Scotia, which is approximately 250 kilometres southeast of Halifax on the Scotian shelf. Natural gas from Deep Panuke is produced and processed by an offshore Production Field Centre (“PFC”) which is designed to process up to 300 MMcf/d from four wells. The PFC is under a lease arrangement which has an initial term that expires in 2021, with the option to extend the lease for 12 successive one-year terms at fixed prices after the initial lease term.  Produced gas is transported to Goldboro, Nova Scotia, via subsea pipeline which interconnects with the Maritimes & Northeast Pipeline, where the natural gas is ultimately transported to markets in eastern Canada and the northeast U.S.  The PFC commenced commercial operations in December 2013.

In 2014, natural gas production after royalties averaged approximately 190 MMcf/d. Encana sells all natural gas produced from Deep Panuke under a long term physical sales contract at the prevailing market prices in that region.  At December 31, 2014, Encana controlled approximately 41,000 gross acres (30,000 net acres) in Nova Scotia. Encana operates five of its six licenses in these areas.

Other Activity

Cadomin/Doig is located in northeast British Columbia. In 2014, Encana’s natural gas production after royalties averaged 94 MMcf/d.  At December 31, 2014, Encana controlled approximately 212,000 gross undeveloped acres (115,000 net undeveloped acres).  Production is gathered and processed using the same facilities located in Montney.

Horn River is located in northeast British Columbia. The focus of development has been in the Horn River Basin shales (Muskwa, Otter Park and Evie), which are upwards of 500 feet thick. In 2014, Encana’s natural gas production after royalties averaged approximately 83 MMcf/d.  At December 31, 2014, Encana held within the development area of the Horn River Basin shales approximately 99 gross producing horizontal wells (50 net producing horizontal wells).  At December 31, 2014, Encana controlled approximately 183,000 gross undeveloped acres (159,000 net undeveloped acres) in the Horn River Basin shales.  Encana owns natural gas compression capacity in Horn River of approximately 570 MMcf/d (net 285 MMcf/d to Encana) at various facilities in the area. Encana has a processing commitment with a third party related to a planned expansion of the Cabin natural gas processing plant, for which commissioning and expansion was suspended in 2012.

Granite Wash/Doig is located in northwest Alberta.  In 2014, Encana’s production after royalties averaged approximately 31 MMcf/d of natural gas and 0.2 Mbbls/d of oil and NGLs. At December 31, 2014, Encana controlled approximately 175,000 gross undeveloped acres (162,000 net undeveloped acres) in the formation. Production is gathered and processed using the same facilities located in Montney.

Encana Corporation	12	Annual Information Form (prepared in US$)

USA Operations

The USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.  Plays in the U.S. include: Eagle Ford in south Texas; Permian in west Texas; DJ Basin in northern Colorado; San Juan in northwest New Mexico; and Other Upstream Operations including Piceance in northwest Colorado, Haynesville in northwest Louisiana and Other and emerging.  Other and emerging primarily includes Tuscaloosa Marine Shale in east Louisiana and west Mississippi.  Other Upstream Operations comprises certain plays that are not part of Encana’s strategic focus as well as emerging prospective plays which are under appraisal, such as Tuscaloosa Marine Shale.

In 2014, certain plays were reorganized to align with the Company’s business strategy, as described in the “Business Objectives” section of this Annual Information Form.  Accordingly, comparative information has been reorganized. DJ Basin and San Juan have been reorganized to reflect the Company’s focus on the future growth and development of those plays.  DJ Basin, previously named DJ Niobrara, and San Juan were formerly presented in Other and emerging. Piceance and Haynesville are included in Other Upstream Operations.

During 2014, Encana divested of approximately 121,000 net acres in Jonah for proceeds of approximately $1.6 billion after closing adjustments and approximately 91,000 net acres in East Texas for proceeds of approximately $495 million after closing adjustments, as described in the “Recent Developments” section of this Annual Information Form.

In 2014, Encana acquired properties in two new plays including approximately 45,500 net acres in Eagle Ford in south Texas for approximately $2.9 billion after closing adjustments, and approximately 137,000 net acres in Permian in west Texas through the acquisition of Athlon, as described in the “Recent Developments” section of this Annual Information Form.  The acquisitions are strategic oil weighted plays and complement the Company’s business strategy.

In 2014, the USA Operations had total capital investment of approximately $1,285 million and drilled approximately 204 net wells.  Production after royalties averaged approximately 972 MMcf/d of natural gas, approximately 35.8 Mbbls/d of oil, and approximately 13.8 Mbbls/d of NGLs.  At December 31, 2014, the USA Operations had an established land position of approximately 2.3 million gross acres (1.8 million net acres) including approximately 1.5 million gross undeveloped acres (1.2 million net undeveloped acres).

The following tables summarize the USA Operations landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working Interest
(thousands of acres at December 31, 2014)	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	39	39	6	6	45	45	100%
Permian	86	85	54	52	140	137	98%
DJ Basin	46	43	9	9	55	52	95%
San Juan	50	31	303	175	353	206	58%
Other Upstream Operations
Piceance	275	257	525	485	800	742	93%
Haynesville	179	101	91	62	270	163	60%
Other and emerging	66	50	533	382	599	432	72%
Total USA Operations	741	606	1,521	1,171	2,262	1,777	79%

Encana Corporation	13	Annual Information Form (prepared in US$)

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2014) (1)	Gross	Net	Gross	Net	Gross	Net
Eagle Ford	-	-	327	314	327	314
Permian	-	-	1,199	1,116	1,199	1,116
DJ Basin	1,527	900	-	-	1,527	900
San Juan	161	55	172	140	333	195
Other Upstream Operations
Piceance	3,495	2,793	-	-	3,495	2,793
Haynesville	561	278	-	-	561	278
Other and emerging	406	309	56	30	462	339
Total USA Operations	6,150	4,335	1,754	1,600	7,904	5,935

Note:

(1)          Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2014	2013	2014	2013	2014	2013
Eagle Ford	25	-	21.8	-	3.5	-
Permian	6	-	3.2	-	1.2	-
DJ Basin	52	47	9.0	6.0	5.1	4.3
San Juan	10	3	4.1	1.4	0.8	0.3
Other Upstream Operations
Piceance	474	533	1.9	2.0	3.8	3.9
Haynesville	391	436	-	-	-	-
Jonah (1)	128	415	1.4	4.2	0.9	1.9
East Texas (1)	75	180	0.7	1.2	-	-
Other and emerging	33	51	2.8	2.4	1.4	1.2
Total USA Operations	1,194	1,665	44.9	17.2	16.7	11.6

Note:

(1)               During 2014, Encana divested the Jonah and the East Texas plays.

Production (After Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2014	2013	2014	2013	2014	2013
Eagle Ford	19	-	17.1	-	2.7	-
Permian	5	-	2.5	-	1.0	-
DJ Basin	43	39	7.4	4.9	4.2	3.5
San Juan	8	3	3.3	1.2	0.6	0.2
Other Upstream Operations
Piceance	402	455	1.6	1.8	3.4	3.3
Haynesville	311	348	-	-	-	-
Jonah (1)	100	323	1.1	3.3	0.7	1.4
East Texas (1)	57	136	0.5	1.0	-	-
Other and emerging	27	41	2.3	1.7	1.2	1.2
Total USA Operations	972	1,345	35.8	13.9	13.8	9.6

Note:

(1)               During 2014, Encana divested the Jonah and the East Texas plays.

Encana Corporation	14	Annual Information Form (prepared in US$)

Plays and Other Activities in the USA Operations

Eagle Ford

On June 20, 2014, Encana acquired certain properties in the Eagle Ford shale formation located in south Texas in the Karnes, Wilson and Atascosa counties.  Eagle Ford is a tight oil play with the focus on development of the thickest portion of the Eagle Ford shale in the Karnes Trough, where Encana holds a largely contiguous position. From June 20, 2014 to December 31, 2014, production after royalties averaged approximately 32.0 Mbbls/d of oil, approximately 36 MMcf/d of natural gas and approximately 5.1 Mbbls/d of NGLs.  During 2014, the Company completed an acreage swap, whereby Encana was released from certain third party joint development obligations, thereby increasing the Company’s working interest and allowing Encana to operate and control the pace of development throughout its acreage.  At December 31, 2014, Encana controlled approximately 45,000 net acres.

Encana is developing the play using horizontal wells with lateral lengths averaging 5,000 feet at an average measured depth of 16,000 feet, based on a 30 to 40 acre down spacing.  Encana has been actively optimizing well design and improving drilling costs through its resource play hub model.  Since June 2014, Encana has reduced drilling costs by approximately 10 percent.  At December 31, 2014, Encana has 314 net producing horizontal wells, of which Encana has drilled 35 net horizontal wells since acquiring the properties.

Oil production is gathered at 32 central production facilities, with the majority of the oil subsequently transported to sales points by pipeline or trucked from facilities depending on the sales contract. Encana has dedicated approximately 26 MMcf/d to 60 MMcf/d of natural gas under a remaining commitment term of up to six years for gathering and processing capacity.

Permian

On November 13, 2014, Encana acquired certain properties in the Permian through the acquisition of Athlon.  Permian is located in west Texas in Midland, Martin, Howard and Glasscock counties. The focus is on the development of the Clearfork, Spraberry, Wolfcamp, Cline, Strawn, Atoka and Mississippian formations, in the Midland basin, where Encana holds a large contiguous position.  The properties are characterized by an extensive production history from vertical drilling and development and mature infrastructure, with multiple producing horizons spanning over 3,000 feet to 4,000 feet of stratigraphy (also referred to as “stacked pay zones”).  The multiple stacked pay zones can accommodate multiple completions in a single wellbore with the potential for both vertical and horizontal drilling.  From November 13, 2014 to December 31, 2014, production after royalties averaged approximately 18.6 Mbbls/d of oil, approximately 37 MMcf/d of natural gas and approximately 7.6 Mbbls/d of NGLs. At December 31, 2014, Encana controlled approximately 137,000 net acres.

With exposure to 11 potential productive horizons, Encana intends to focus future development primarily with horizontal wells using multi-well pad development.  Since acquiring the asset in 2014, Encana has drilled 7 net horizontal wells with lateral lengths averaging approximately 7,700 feet at a measured average depth of approximately 16,600 feet and completed drilling 21 net vertical wells.  At December 31, 2014, Encana has 1,092 net producing vertical wells and 24 net producing horizontal wells.

Oil and natural gas facilities located at well locations include field gathering systems, storage batteries, saltwater disposal systems, separation equipment and pumping units.  In addition, the play has an established pipeline infrastructure to transport oil from wellhead to tank batteries which is subsequently transported by the purchaser via pipeline or truck.  Natural gas is transported from wellhead to the purchaser’s meter and pipeline interconnection point through Encana’s gathering system.

DJ Basin

DJ Basin is a liquids rich play located in northern Colorado. The focus is on the development of the Codell, J-Sand and the Niobrara of the Wattenberg field. In 2014, Encana drilled approximately 64 net horizontal wells with an average effective length of 5,300 feet.  Encana is pilot testing various well spacing and completion combinations in order to maximize resource recovery and minimize the development footprint.  In 2014, production after royalties averaged approximately 43 MMcf/d of natural gas, approximately 7.4 Mbbls/d of oil and approximately 4.2 Mbbls/d of NGLs. At December 31, 2014, Encana controlled approximately 9,000 gross undeveloped acres (8,500 net undeveloped acres).

Encana Corporation	15	Annual Information Form (prepared in US$)

Encana has certain joint venture agreements whereby its partner earns a 50 percent working interest in certain natural gas wells to be drilled at Encana’s discretion in the DJ Basin. The joint venture partner will pay its share of costs plus an additional carry amount for wells drilled, which is determined with reference to certain benchmark prices and the nature of the well drilled. The commitment has a remaining term of 11 years with potential additional five one-year extensions thereafter.  Either party can elect to suspend drilling for natural gas wells in event natural gas or oil benchmark prices fall below a specified threshold. To date, Encana has received $224 million under the terms of the agreements. In 2014, third party funds were primarily used to drill all 64 net horizontal wells.

Encana has dedicated natural gas production under a commitment with a third party for processing. The third party’s total plant capacity is approximately 625 MMcf/d.  Encana is currently constructing a central liquids gathering facility near Erie, Colorado that is anticipated to have approximately 22.0 Mbbls/d of capacity.  Construction is expected to be completed in the latter half of 2016.

San Juan

San Juan is a light sweet oil play located in the San Juan Basin in northwest New Mexico. The primary formation targets in the basin are the Gallup sandstone and Mancos silt.  Encana has established a significant land position in the play and continues to delineate the acreage held. In 2014, production after royalties averaged approximately 3.3 Mbbls/d of oil, approximately 8 MMcf/d of natural gas and approximately 0.6 Mbbls/d of NGLs. At December 31, 2014, Encana controlled approximately 303,000 gross undeveloped acres (175,000 net undeveloped acres).  Encana currently has an average rig count of two and drilled approximately 43 net horizontal wells in 2014, with effective lateral lengths ranging from 3,800 to 7,300 feet and an average vertical depth of 5,300 feet.

Other Upstream Operations

Piceance

Piceance is a play located in northwest Colorado. The basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. In addition to Williams Fork, Encana has also focused in the Niobrara and Mancos formations, which are thick shales predominant throughout the basin. In 2014, production after royalties averaged approximately 402 MMcf/d of natural gas, approximately 1.6 Mbbls/d of oil and approximately 3.4 Mbbls/d of NGLs.  At December 31, 2014, Encana controlled approximately 525,000 gross undeveloped acres (485,000 net undeveloped acres).  In 2014, Encana drilled one net well in the play.

Encana has a long-term joint venture agreement with Nucor under which Nucor will earn a 50 percent working interest in certain natural gas wells to be drilled in Piceance.  Under the terms of the agreement, Nucor will carry Encana for approximately $750 million, of which Encana has received approximately $24 million as of December 31, 2014.  Nucor will further invest the remaining amount over the remaining long-term commitment period. The joint venture partner will pay its share of costs plus an additional carry amount for wells drilled, which is based on pre-determined percentage allocations partially indexed to natural gas prices.  It also contains certain limitations on the minimum and maximum number of wells that may be drilled in any calendar year over the duration of the agreement. Either party may suspend drilling operations if the average price of natural gas falls below a pre-determined threshold but neither party has a unilateral right to terminate the agreement.  Since December 2013, Encana and Nucor jointly agreed to suspend drilling natural gas wells due to the current weak natural gas price environment.

In addition, Encana has other existing joint venture arrangements to develop portions of the Piceance.  To date, Encana has drilled approximately 271 net wells under the agreements, primarily using third party funds.  The pace of development is determined in accordance with the joint venture agreements.

Encana has current gathering capacity of approximately 276 MMcf/d under commitments with third parties with remaining terms up to 12 years.  Encana has contracted processing capacity up to 650 MMcf/d with a third party, with no volume commitment.

Encana Corporation	16	Annual Information Form (prepared in US$)

Haynesville

The Haynesville shale is a play located in northwest Louisiana. The focus is on maximizing gas recovery in the Haynesville and Mid-Bossier horizons.  Encana has developed the lands using a multi-well pad approach in key areas. In 2014, Encana focused on production optimization by completing a 12 well re-stimulation program and compression implementation.  Production after royalties averaged approximately 311 MMcf/d of natural gas. At December 31, 2014, Encana controlled approximately 91,000 gross undeveloped acres (62,000 net undeveloped acres), with the majority of the leaseholds in northwest Louisiana being located in the DeSoto and Red River parishes.

Encana has current natural gas gathering and compression capacity in Haynesville of approximately 826 MMcf/d under a commitment through 2020.

Other Activity

The Tuscaloosa Marine Shale is an emerging oil play located in east Louisiana and west Mississippi and currently under appraisal. Encana has established a significant land position in the play and is focused on maximizing oil recovery in the Tuscaloosa Marine Shale formation.  In 2014, Encana drilled approximately 14 net horizontal wells with an average effective lateral length of 6,800 feet. Production after royalties averaged approximately 1.8 Mbbls/d of oil. At December 31, 2014, Encana controlled approximately 322,000 gross undeveloped acres (201,000 net undeveloped acres).

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

Encana’s produced natural gas and NGLs are primarily marketed to local distribution companies, industrials, other producers, energy marketing companies and midstream companies. Prices received by Encana are based primarily upon prevailing index prices in the region in which it is sold. Prices are impacted by regional supply and demand for natural gas and NGLs and by competing fuels in such markets.

As part of ordinary business operations, Encana has a number of delivery commitments to provide natural gas under existing contracts and agreements. The majority of Encana’s production is sold under short term contracts, less than 12 months in duration, at the relevant market price at the time the product is sold. Encana sells all natural gas produced from Deep Panuke under a long term physical sales contract at prevailing market prices in that region. As at December 31, 2014, Encana had no material long term fixed price physical sales contracts or delivery contracts.

Encana’s produced oil is primarily marketed to other producers and energy marketing companies.  Produced oil is transported primarily by the purchaser to sales points by pipeline or trucked from facilities depending on the sales contract.  Prices received by Encana are based primarily upon the prevailing index prices in the relevant region under contract terms that range from one to four years.

Encana seeks to mitigate the market risk associated with future cash flows by entering into various risk management contracts relating to produced natural gas, oil and NGLs and power.  Details of those contracts related to Encana’s various risk management positions are found in Note 23 to Encana’s audited Consolidated Financial Statements for the year ended December 31, 2014, which are available via SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

Since its formation in 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGLs reserves annually. In 2014, Encana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc.

Encana’s Chief, Reservoir Engineering and six other staff under this individual’s direction oversee the preparation of the reserves estimates by the IQREs. This internal staff consisted of engineers, six of whom have professional designations, with a combined relevant experience of over 100 years. The engineering staff were all members of the appropriate professional associations as well as being members of various industry associations such as the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

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

Acquisitions, Divestitures and Capital Investment

Encana has a large inventory of internal growth opportunities and also continues to examine select acquisition opportunities to develop and expand its plays. The acquisition opportunities may include corporate or asset acquisitions. Encana may finance any such acquisitions with debt, equity, cash generated from operations, proceeds from asset divestitures or a combination of any of these sources.

The following table summarizes Encana’s net capital investment for 2014 and 2013.

($ millions)	2014	2013
Capital Investment
Canadian Operations	1,226	1,365
USA Operations	1,285	1,283
Market Optimization	-	3
Corporate & Other	15	61
	2,526	2,712
Acquisitions
Canadian Operations	21	28
USA Operations	2,995	156

Divestitures
Canadian Operations	(1,847)	(685)
USA Operations	(2,264)	(18)
Market Optimization	(205)	-
Corporate & Other	(29)	(2)
Net Acquisitions and (Divestitures)	(1,329)	(521)
Net Capital Investment	1,197	2,191

Capital investment during 2014 reflected the Company’s disciplined capital spending which focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. Acquisitions in the Canadian Operations of $21 million primarily included land and property purchases with oil and liquids rich production potential.  Acquisitions in the USA Operations of $2,995 million primarily related to the acquisition of properties in the Eagle Ford shale in south Texas for $2.9 billion, which is predominately an oil-weighted play.

Divestiture proceeds for 2014 in the Canadian Operations of $1,847 million primarily included the sale of the Bighorn properties in west central Alberta for approximately $1,725 million. Divestiture proceeds in the USA Operations of $2,264 million primarily included the sale of properties in Jonah in Wyoming and certain properties in East Texas for aggregate proceeds of $2,131 million.  For additional information on acquisitions and divestitures, see the “Recent Developments” section of this Annual Information Form.

Other Transactions

The following transactions relate to the acquisition or disposition of common shares and are therefore excluded from the net capital investment table above.

On November 13, 2014, Encana acquired all of the issued and outstanding shares of common stock of Athlon for $5.93 billion, or $58.50 per share, as described in the “Recent Developments” section of this Annual Information Form.  The properties acquired through the acquisition of Athlon are located in the Permian Basin in west Texas, which is an oil-weighted play.

During 2014, Encana divested its royalty business, comprising fee simple mineral title and certain royalty interests, for a total of approximately C$4.27 billion in two separate offerings of common shares of PrairieSky held by Encana.  During the second quarter of 2014, the initial public offering of 59.8 million common shares of PrairieSky for C$28.00 per common share was completed for proceeds of approximately C$1.67 billion.  During the third quarter of 2014, the secondary offering of the remaining 70.2 million common shares of PrairieSky for C$36.50 per common share was completed for proceeds of approximately C$2.6 billion.

Encana Corporation	19	Annual Information Form (prepared in US$)

Competitive Conditions

All aspects of the oil and gas industry are highly competitive and Encana actively competes with other companies in the industry, particularly in the following areas:

•     Exploration for and development of new sources of natural gas, oil and NGLs reserves;

•     Reserves and property acquisitions;

•     Transportation and marketing of natural gas, oil, NGLs and diluents;

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

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its planning. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors reviews the impact of a variety of carbon constrained scenarios on Encana’s business plans with a current price range from approximately $20 to $125 per tonne of emissions, applied to a range of emissions coverage levels.  Encana's forecast cost of carbon associated with British Columbia and Alberta regulations is not material to Encana and is being actively managed.

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2014, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred over the life of the reserves is approximately $3.6 billion. As at December 31, 2014, Encana has recorded an asset retirement obligation of $913 million.

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

With respect to Encana’s relationship with the communities in which it does business, the Corporate Responsibility Policy states that Encana will: strive to be a good neighbour by contributing to the well-being of the communities where it operates, recognizing their differing priorities and needs; engage, listen to and work with stakeholders in a timely, respectful and meaningful way; and align its community investments with its business strategy and seek to provide mutually beneficial relationships with the community and non-governmental organizations.

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

The Policies and any revisions are approved by Encana’s Executive Leadership Team and its Board of Directors. Accountability for implementation of the Policies is at the operational level within Encana’s organizational structure. The operating teams have established processes to evaluate risks and programs have been implemented to minimize those risks. Coordination and oversight of the Policies resides with Encana’s Policy, Environment and Sustainability group.

Some of the steps that Encana has taken to embed the corporate responsibility approach throughout the organization include:

•

A comprehensive approach to training and communicating policies and practices and a requirement for acknowledgement and sign-off on key policies from members of Encana's Board of Directors and the Company's employees;

•

An Environmental, Health & Safety (“EH&S”) management system and internal corporate audit program that evaluates Encana’s compliance with the expectations and requirements of the EH&S management system;

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

•

A comprehensive community investment program that contributes to charitable and non-profit organizations in the communities in which Encana operates and an employee program that matches employee donations of up to $25,000 per employee, per year;

•	An Investigations Practice and an internal Ethics and Compliance team to receive, investigate and resolve complaints regarding potential violations of Encana policies or practices and/or the law;

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

Employees

At December 31, 2014, Encana employed 3,129 employees as set forth in the following table.

Employees
Canada	1,707
U.S.	1,422
Total	3,129

The Company also engages a number of contractors and service providers.

Foreign Operations

As at December 31, 2014, all of Encana’s reserves and production were located in North America, which limits Encana’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Encana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash.

Encana Corporation	22	Annual Information Form (prepared in US$)

Directors and Officers

The following information is provided for each director and executive officer of Encana as at the date of this Annual Information Form.

Directors

Name & Municipality of Residence	Director Since (1)	Principal Occupation

Clayton H. Woitas (5,7) Calgary, Alberta, Canada	2008	Chairman Encana Corporation

Peter A. Dea (3,5,6) Denver, Colorado, U.S.A.	2010	President & Chief Executive Officer Cirque Resources LP (Private oil & gas company)

Fred J. Fowler (3,4) Houston, Texas, U.S.A.	2010	Corporate Director

Howard J. Mayson (3,5,6) Breckenridge, Colorado, U.S.A.	2014	Corporate Director

Lee A. McIntire (3,4) Denver, Colorado, U.S.A.	2014	Corporate Director

Suzanne P. Nimocks (2,4,5) Houston, Texas, U.S.A.	2010	Corporate Director

Jane L. Peverett (2,5,6) West Vancouver, British Columbia, Canada	2003	Corporate Director

Brian G. Shaw (2,6) Toronto, Ontario, Canada	2013	Corporate Director

Douglas J. Suttles (8) Calgary, Alberta, Canada	2013	President & Chief Executive Officer Encana Corporation

Bruce G. Waterman (2,4) Calgary, Alberta, Canada	2010	Corporate Director

Notes:

(1)          Denotes the year each individual became a director of Encana.

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

At the date of this Annual Information Form, there are 10 directors of the Company. All of the current directors were elected at the last annual meeting of shareholders held on May 13, 2014, except for Howard J. Mayson, who was appointed by the Board of Directors effective June 2, 2014, and Lee A. McIntire, who was appointed by the Board of Directors effective December 1, 2014.  At the next annual meeting, shareholders will be asked to elect as directors each of the individuals listed in the above table.  The Company’s mandatory retirement age restrictions, which have been established by the Board of Directors, stipulate that a director may not stand for re-election after reaching the age of 71.

Executive Officers

Name & Municipality of Residence	Corporate Office

Douglas J. Suttles Calgary, Alberta, Canada	President & Chief Executive Officer

Joanne L. Alexander Calgary, Alberta, Canada	Executive Vice-President & General Counsel

Sherri A. Brillon Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer

David G. Hill Denver, Colorado, U.S.A.	Executive Vice-President, Exploration & Business Development

Michael G. McAllister Calgary, Alberta, Canada	Executive Vice-President & Chief Operating Officer

D. Ryder McRitchie Calgary, Alberta, Canada	Vice-President, Investor Relations & Communications

Michael Williams Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

Renee E. Zemljak Denver, Colorado, U.S.A.	Executive Vice-President, Midstream, Marketing & Fundamentals

Encana Corporation	24	Annual Information Form (prepared in US$)

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

Mr. Mayson is a director of Corex Resources Ltd., Endurance Energy Ltd., Hawkwood Energy LLC and Fairfield Energy Ltd. and serves on the Advisory Board for the private equity firm Kern Partners.    He has over 35 years of oil and gas industry experience, primarily with BP Exploration & Production where he held various senior roles including Chief Executive Officer of BP Russia, President BP Angola, Director of BP’s Exploration & Production Technology Group and headed up BP’s Global Subsurface Function.

Mr. McIntire served as President and Chief Executive Officer of CH2M HILL (a private consulting company) from January 2009 to January 2014, Chairman from 2010 through 2014, and served as the Executive Chairman of the Board of Directors of CH2M HILL from January 2014 to October 2014.  Mr. McIntire was a director of BAE Systems (British Aerospace) PLC (a public global defence, aerospace and security company) from June 2011 to August 2013.

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

Mr. Shaw has been a director of NuVista Energy Ltd. (a public oil and gas company) since August 2014, Manulife Bank of Canada (a private chartered bank) since February 2012 and Manulife Trust Company (a private trust company) since February 2012.  Prior to that, Mr. Shaw was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

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

Mr. Woitas is Chairman of the Board of Encana Corporation and acted as Interim President & Chief Executive Officer of Encana from January 2013 until June 2013.  He was Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from 2005 to December 2014.

Ms. Alexander was Senior Vice President, General Counsel and Corporate Secretary of Precision Drilling Corporation (a public oil and gas services company) from April 2008 to December 2014 and General Counsel of Marathon Oil Canada Corporation from 2007 to 2008.

Mr. Williams was Executive Vice President of Corporate Services with Tervita Corporation (a private energy services company) from 2011 to 2014 and Chief Administration Officer for TransAlta Corporation (a public power company) from 2002 to 2011.

All of the directors and executive officers of Encana listed above, as a group, beneficially owned or controlled or directed, directly or indirectly, as of February 24, 2015, an aggregate of 297,610 common shares representing 0.04 percent of the issued and outstanding voting shares of Encana, and held options to acquire an aggregate of 3,063,036 additional common shares.

Encana Corporation	25	Annual Information Form (prepared in US$)

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

Encana Corporation	26	Annual Information Form (prepared in US$)

Brian G. Shaw

Mr. Shaw is a Chartered Financial Analyst, holds a Masters of Business Administration (University of Alberta) and a Bachelor of Commerce (University of Alberta) and is a Corporate Director. Mr. Shaw is a director of NuVista Energy Ltd. (a public oil and gas company), Manulife Bank of Canada (a private chartered bank), Manulife Trust Company (a private trust company) and Ivey Canadian Exploration Ltd. (a private exploration company). He is Chairman of the Risk Committee of Manulife Bank of Canada and also Manulife Trust Company.  Mr. Shaw was a director of PrairieSky Royalty Ltd. from April 2014 until December 2014.  He has experience in corporate finance, capital markets, investing activities and corporate governance gained through his executive level position at CIBC World Markets Inc., which included his role as Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

Bruce G. Waterman

Mr. Waterman holds a Bachelor of Commerce (Queen's University) and a designation as a Chartered Accountant.  He is also a Fellow of the Chartered Accountants (FCA). Mr. Waterman is a director of Enbridge Income Fund Holdings Inc. and a trustee of Enbridge Commercial Trust. He is also a director of Irving Oil Limited and Prairie Storm Energy Corp. He was Executive Vice President of Agrium Inc. (a public agricultural company), where he held senior roles as Chief Financial Officer, as well as in Business Development and Strategy, from April 2000 through to his retirement in January 2013. Prior to joining Agrium, Mr. Waterman was the Vice-President & Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000.  Mr. Waterman was a director of PrairieSky Royalty Ltd. from April 2014 until December 2014.  Mr. Waterman also has extensive expertise in oil and gas exploration and production operations, having spent 15 years (1981 to 1996) at Amoco Corporation, including Dome Petroleum Limited, a predecessor company and as a result of serving as Talisman’s Chief Financial Officer for over four years (as noted above). At Amoco (a global chemical, oil and gas company which merged with British Petroleum in 1998), his roles included various positions in finance, accounting and business development.

The above list does not include Clayton H. Woitas who is an ex officio member of the Audit Committee.

Pre-Approval Policies and Procedures

Encana has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP. The Audit Committee of the Board of Directors has established a budget for the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, recurring or otherwise likely to be provided by PricewaterhouseCoopers LLP. The budget generally covers the period between the adoption of the budget and the next meeting of the Audit Committee, but at the option of the Audit Committee it may cover a longer or shorter period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that: (i) the Audit Committee knows what services it is being asked to pre-approve; and (ii) it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.

Subject to the next paragraph, the Audit Committee has delegated authority to the Chair of the Audit Committee (or if the Chair is unavailable, any other member of the Committee) to pre-approve the provision of permitted services by PricewaterhouseCoopers LLP which have not otherwise been pre-approved by the Audit Committee, including the fees and terms of the proposed services (“Delegated Authority”). All pre-approvals granted pursuant to Delegated Authority must be presented by the member(s) who granted the pre-approvals to the full Audit Committee at its next meeting. The fees payable in connection with any particular service to be provided by PricewaterhouseCoopers LLP that has been pre-approved pursuant to Delegated Authority: (i) may not exceed C$200,000, in the case of pre-approvals granted by the Chair of the Audit Committee; and (ii) may not exceed C$50,000, in the case of pre-approvals granted by any other member of the Audit Committee.

All proposed services, or the fees payable in connection with such services, that have not already been pre-approved must be pre-approved by either the Audit Committee or pursuant to Delegated Authority. Prohibited services may not be pre-approved by the Audit Committee or pursuant to Delegated Authority.

Encana Corporation	27	Annual Information Form (prepared in US$)

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2014 and 2013.

(C$ thousands)	2014	2013
Audit Fees (1)	3,303	3,583
Audit-Related Fees (2)	877	312
Tax Fees (3)	940	415
All Other Fees(4)	4	4
Total	5,124	4,314

Notes:

(1)          Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)          Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2014 and 2013, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosure.

(3)          Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2014 and 2013, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)          During fiscal 2014 and 2013, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”) Regulation S-X in 2014 or 2013.

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As at December 31, 2014, there were approximately 741.2 million common shares outstanding and no preferred shares outstanding.

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

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date that the options were issued. Options granted under the plan are generally fully exercisable between three to four years.  Options granted under the plans prior to February 24, 2015 will expire five years after the grant date.  Subject to shareholder approval at the Company’s 2015 annual meeting of shareholders, options granted under the plans on or subsequent to February 24, 2015 will expire seven years after the grant date.

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

Encana Corporation	28	Annual Information Form (prepared in US$)

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

The first preferred shares are entitled to priority over the second preferred shares and the common shares of the Company, and the second preferred shares are entitled to priority over the common shares of the Company, with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company’s affairs.  Each of the first preferred shares and second preferred shares are subject to a limitation on issue such that the Company may not issue any shares of such class if by so doing the aggregate amount payable to the holders of the applicable class as a return of capital in the event of liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed C$500 million.

On February 24, 2015, the Board of Directors authorized amendments to the Company’s articles to redesignate the Company’s existing first and second preferred shares into a single class of preferred shares to be designated as “Class A Preferred Shares”.  The Class A Preferred Shares will be similar to the existing preferred shares in terms of their priority over the common shares of the Company and the fact that they may be issued in one or more series as determined by the Board of Directors from time to time; however, they will have additional restrictions, including that the Class A Preferred Shares will be non-voting except in certain limited circumstances and will only be convertible into another series of Class A Preferred Shares (and not common shares of the Company).  In addition, the proposed terms of Class A Preferred Shares provide that the number of Class A Preferred Shares which may be issued and outstanding at any time shall be limited to a number equal to not more than twenty percent of the number of issued and outstanding common shares of the Company at the time of issuance of any Class A Preferred Shares.

In order to become effective, the amendments to the Company’s articles must be approved by a special resolution of the holders of the Company’s common shares.  The Company intends to seek shareholder approval at the Company's 2015 annual meeting of shareholders whereby the special resolution must be passed by not less than 66 2/3 percent of the votes cast in respect of the special resolution.

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

The following table outlines the ratings issued by the respective rating agencies as of February 24, 2015.

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

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitments. S&P’s short-term commercial paper ratings are on a scale that ranges from A-1+ to C, which represents the range from highest to lowest quality. A rating of A-2 is the fourth highest of seven categories and indicates satisfactory capacity of the obligor to fulfill its financial commitment on the obligation, while exhibiting higher susceptibility to changing circumstances or economic conditions than obligators rated A-1.

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

Encana has paid each of S&P, Moody’s and DBRS their customary fees in connection with the provision of the above ratings.  Encana has also made payments to S&P, Moody’s and DBRS over the past two years for subscriptions to use their online credit analytical tools.

Encana Corporation	30	Annual Information Form (prepared in US$)

See “Risk Factors – A downgrade in Encana’s credit rating could increase its cost of capital and limit its access to capital, suppliers or counterparties” in this Annual Information Form.

Market for Securities

All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ECA”. The following table outlines the share price trading range and volume of shares traded by month in 2014.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range			Share	Share Price Trading Range			Share
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2014
January	20.59	18.52	20.02	48.6	18.60	17.18	17.97	12.5
February	21.75	19.55	21.00	56.4	19.63	17.61	18.98	17.2
March	23.87	20.90	23.61	47.6	21.59	18.89	21.38	17.8
April	26.16	23.21	25.39	47.0	23.85	21.10	23.21	17.8
May	26.08	24.32	25.25	48.5	23.93	22.36	23.31	19.1
June	26.85	25.09	25.28	39.6	24.83	22.95	23.71	13.6
July	25.17	22.78	23.48	41.9	23.96	21.23	21.55	16.4
August	25.07	22.78	25.07	28.5	23.05	20.77	23.03	12.9
September	25.69	23.05	23.78	48.1	23.40	20.72	21.21	18.0
October	24.41	19.58	21.00	60.5	21.74	17.41	18.63	30.2
November	21.84	18.02	18.02	41.8	19.30	15.76	15.78	23.7
December	18.38	13.31	16.17	80.3	16.15	11.45	13.87	37.2

Encana’s Dividend Reinvestment Plan (“DRIP”) permits the Company to issue to participating shareholders Encana common shares at a discount, as determined by the Board of Directors from time to time, to the average market price for the applicable dividend payment date.  On February 25, 2015, Encana announced that any future dividends of common shares distributed to shareholders participating in the DRIP will be issued from Encana’s treasury at a two percent discount to the average market price of common shares (as defined in the DRIP) unless otherwise announced by Encana via news release.  During 2014, common shares distributed to participating shareholders pursuant to the DRIP were issued from Encana’s treasury without a discount to the average market price.

Dividends

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. In 2014 Encana paid a quarterly dividend of $0.07 per share ($0.28 per share annually). In 2013 Encana paid a quarterly dividend of $0.20 for the first three quarters and $0.07 for the fourth quarter ($0.67 per share annually).  In 2012, Encana paid a quarterly dividend of $0.20 per share ($0.80 per share annually).

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

A substantial or extended decline in natural gas, oil or NGLs prices and price differentials could have a material adverse effect on Encana.

Encana’s financial performance and condition are substantially dependent on the prevailing prices of natural gas, oil or NGLs. Fluctuations in natural gas, oil or NGLs prices and significant North American and Canadian price differentials could have an adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. Prices for natural gas, oil or NGLs fluctuate in response to changes in the supply and demand for natural gas, oil or NGLs, market uncertainty and a variety of additional factors beyond the Company’s control.

Natural gas prices realized by Encana are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy (including refined product, coal, and renewable energy initiatives). Oil prices are largely determined by international and domestic supply and demand. Factors which affect oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign and domestic supply of oil, the price of foreign imports, the availability of alternate fuel sources, transportation and infrastructure constraints and weather conditions.  Historically, NGLs prices have generally been correlated with oil prices, and are determined based on supply and demand in international and domestic NGLs markets.

A substantial or extended decline in the price of natural gas, oil or NGLs, or a continued low price environment for natural gas, oil or NGLs could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or could result in unutilized long-term transportation and drilling commitments, all of which could have an adverse effect on the Company’s revenues, profitability and cash flows.

Natural gas and oil producers in North America, and particularly in Canada, currently receive discounted prices for their production relative to certain international prices due to constraints on their ability to transport and sell such production to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by natural gas and oil producers, including Encana.

On at least an annual basis, Encana conducts an assessment of the carrying value of its assets in accordance with applicable accounting standards. If natural gas, oil or NGLs prices decline, the carrying value of Encana’s assets could be subject to financial downward revisions, and the Company’s net earnings could be adversely affected.

Encana Corporation	32	Annual Information Form (prepared in US$)

Encana’s ability to operate and complete projects is dependent on factors outside of its control.

The Company’s ability to operate, generate sufficient cash flows, and complete projects depends upon numerous factors beyond the Company’s control. In addition to commodity prices and continued market demand for its products, these non-controllable factors include general business and market conditions, economic recessions and financial market turmoil, the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular, the ability to secure and maintain cost effective financing for its commitments, legislative, environmental and regulatory matters, reliance on industry partners and service providers, unexpected cost increases, royalties, taxes, volatility in natural gas, oil or NGLs prices, the availability of drilling and other equipment, the ability to access lands, the ability to access water for hydraulic fracturing operations, weather, the availability of processing capacity, the availability and proximity of pipeline capacity, technology failures, accidents, the availability of skilled labour, and reservoir quality. In addition, some of these risks may be magnified due to the concentrated nature of funding certain assets within the Company’s portfolio of oil and natural gas properties that are operated within limited geographic areas.  As a result, a number of the Company’s assets could experience any of the same risks and conditions at the same time, resulting in a relatively greater impact on the Company’s financial condition and results of operations than they might have on other companies that have a more geographically diversified portfolio of properties.

Declines in natural gas, oil or NGLs prices create fiscal challenges for the oil and gas industry. These conditions impact companies in the oil and gas industry and may alter the Company’s spending and operating plans. There may be unexpected business impacts from market uncertainty, including volatile changes in currency exchange rates, inflation, interest rates, defaults of suppliers and general levels of investing and consuming activity, as well as potential impact on the Company’s credit ratings, which could affect its liquidity and ability to obtain financing.

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

There are numerous uncertainties inherent in estimating quantities of natural gas, oil and NGLs reserves, including many factors beyond the Company’s control. The reserves data in this Annual Information Form represents estimates only. In general, estimates of economically recoverable natural gas, oil and NGLs reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, availability of future capital, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved.

For those reasons, estimates of the economically recoverable natural gas, oil and NGLs reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Encana’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves may vary from such estimates, and such variances could be material.

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

Encana Corporation	33	Annual Information Form (prepared in US$)

If Encana fails to acquire or find additional reserves, the Company’s reserves and production will decline materially from their current levels.

Encana’s future natural gas, oil and NGLs reserves and production, and therefore its cash flows, are highly dependent upon its success in exploiting its current reserves base and acquiring, discovering or developing additional reserves. Without reserves additions through exploration, acquisition or development activities, the Company’s reserves and production will decline over time as reserves are depleted.

The business of exploring for, developing or acquiring reserves is capital intensive. In addition, part of Encana’s strategy is focused on a limited number of strategic growth assets which results in a concentration of capital and potential risks.  To the extent that cash flows from the Company’s operations are insufficient and external sources of capital become limited, Encana’s ability to make the necessary capital investments to maintain and expand its natural gas, oil and NGLs reserves and production will be impaired. In addition, there can be no certainty that Encana will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

The Company’s business is subject to environmental regulation in all jurisdictions in which it operates and any changes in such regulation could negatively affect its results of operations.

All phases of the natural gas, oil or NGLs businesses are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, “environmental regulation”).

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

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and certain air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions.  However, the U.S. federal government has noted climate change action as a priority for the current administration.  On January 14, 2015, the U.S. Environmental Protection Agency (“EPA”) outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 percent to 45 percent from 2012 levels by 2025.  The reductions will be achieved through yet to be announced regulatory and voluntary measures.  The EPA plans to propose this new rule and guidance in late summer 2015 with a final rule and guidance expected in 2016.  The Canadian federal government has announced that it will align greenhouse gas emission reduction targets with the U.S.  The Canadian federal government has taken a sector-specific approach, and while progress has been made working with industry and the provinces on the development of oil and gas sector-specific regulations, the Canadian federal government has not committed to a definitive timeline for the implementation or release of legislation. Currently, certain provinces and states, including Alberta and British Columbia, have implemented greenhouse gas emission legislation that impacts areas in which the Company operates. It is anticipated that other federal, provincial and state announcements and regulatory frameworks to address emissions will continue to emerge.

Encana Corporation	34	Annual Information Form (prepared in US$)

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

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing.  These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date.  The ballot initiatives previously filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments were withdrawn in 2014. Encana continues to work with state and local governments, academics and industry leaders to develop and respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot initiatives and/or local rule making limiting or restricting oil and gas development activities are a possibility in the future and will continue to monitor and respond to these developments in 2015.

Further, certain governments in jurisdictions where the Company does not currently operate have considered or implemented moratoriums on hydraulic fracturing until further studies can be completed and some governments have adopted, and others have considered adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs or third party or governmental claims, and could increase the Company’s cost of compliance and doing business as well as reduce the amount of natural gas that the Company is ultimately able to produce from its reserves.

As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating costs or curtailment of production in order to comply with legislation governing emissions and hydraulic fracturing.

Encana may not realize anticipated benefits or be subject to unknown risks from acquisitions.

Encana has completed a number of acquisitions in order to strengthen its position and to create the opportunity to realize certain benefits, including, among other things, potential cost savings.  Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as being able to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations.  Acquisitions could also result in difficulties in being able to hire, train or retain qualified personnel to manage and operate such properties.

Acquiring oil and natural gas properties requires the Company to assess reservoir and infrastructure characteristics, including estimated recoverable reserves, future production, commodity prices, revenues, development and operating costs and potential environmental and other liabilities.  Such assessments are inexact and inherently uncertain and, as such, the acquired properties may not produce as expected, may not have the anticipated reserves and may be subject to increased costs and liabilities.  Although the acquired properties are reviewed prior to completion of an acquisition, such reviews are not capable of identifying all existing or potentially adverse conditions.  This risk may be magnified where the acquired properties are in geographic areas where the Company has not historically operated.  Further, the Company also may not be able to obtain or realize upon contractual indemnities from the seller for liabilities created prior to an acquisition and it may be required to assume the risk of the physical condition of the properties that may not perform in accordance with its expectations.

Encana Corporation	35	Annual Information Form (prepared in US$)

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

The Company may be unable to dispose of certain assets on attractive terms, or at all, and may be required to retain liabilities for certain matters.

The Company may identify certain assets, the disposition of which could increase capital available for other activities or reduce the Company’s existing indebtedness. Various factors could materially affect the Company’s ability to dispose of those assets or complete announced transactions including current commodity prices, the availability of purchasers willing to purchase certain assets at prices and on terms acceptable to the Company, approval by Encana’s Board of Directors, due diligence, favourable market conditions and stock exchange, regulatory and third party approvals.

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

As of December 31, 2014, the Company had total long-term debt of $7,340 million, which includes a $1,277 million outstanding balance under its revolving credit facilities. The terms of the Company’s various financing arrangements, including but not limited to the indentures relating to its outstanding senior notes and its revolving credit facilities, impose restrictions on its ability and, in some cases, the ability of the Company’s subsidiaries, to take a number of actions that it or they may otherwise desire to take, including (i) incurring additional debt, including guarantees of indebtedness; (ii) creating liens on the Company’s or its subsidiaries assets; and (iii) selling certain of the Company’s or its subsidiaries’ assets.

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

The Company’s ability to meet its debt obligations and service those debt obligations depends on future performance. General economic conditions, natural gas, oil or NGLs prices, and financial, business and other factors affect the Company’s operations and future performance.  Many of these factors are beyond the Company’s control.  If the Company is unable to satisfy its obligations with cash on hand, the Company could attempt to refinance debt or repay debt with proceeds from a public offering of securities or selling certain assets.  No assurance can be given that the Company will be able to generate sufficient cash flow to pay the interest obligations on its debt, or that funds from future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance its debt, or on terms that will be favourable to the Company.  Further, future acquisitions may decrease the Company’s liquidity by using a significant portion of its available cash or borrowing capacity to finance such acquisitions, and such acquisitions could result in a significant increase in the Company’s interest expense or financial leverage if it incurs additional debt to finance such acquisitions.

Encana Corporation	36	Annual Information Form (prepared in US$)

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

The nature of the Company’s operations results in exposure to fluctuations in commodity prices. The Company monitors its exposure to such fluctuations and, where the Company deems it appropriate, utilizes derivative financial instruments and physical delivery contracts to mitigate the potential impact of declines in natural gas, oil or NGLs prices.

Under U.S. GAAP, derivative instruments that do not qualify or are not designated as hedges for accounting purposes are fair valued with the resulting changes recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into the Company’s reported net earnings.

The terms of the Company’s various hedging agreements may limit the benefit to the Company of commodity price increases. The Company may also suffer financial loss if the Company is unable to produce natural gas, oil or NGLs, or if counterparties to the Company’s hedging agreements fail to fulfill their obligations under the hedging agreements, particularly during periods of declining commodity prices.

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

Encana Corporation	37	Annual Information Form (prepared in US$)

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

Further, the Company is subject to a variety of information technology and system risks as a part of its normal course operations.  A breach in the Company’s security measures or a loss of its material and confidential information could result in a disruption to its business activities or competitive position.  The significance of any such event is difficult to quantify, but may in certain circumstances have a material adverse effect on the Company’s business or results of operations.

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

Worldwide prices for natural gas and oil are set in U.S. dollars. Many of the Company’s expenses outside of the U.S. are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could impact the Company’s revenue and expenses and have an adverse effect on the Company’s financial performance and condition.

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

Encana Corporation	38	Annual Information Form (prepared in US$)

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

The Company relies on certain key personnel for the development of its business. The experience, knowledge and contributions of the Company’s existing management team and directors to the immediate and near-term operations and direction of the Company are likely to continue to be of central importance for the foreseeable future. As such, the loss of services from or retirement of such key personnel could have a material adverse effect on the Company. In addition, the competition for qualified personnel in the oil and gas industry is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel with the required specialized skills necessary for its business.

The Company may be subject to future changes in laws.

Income tax laws, royalty regimes, environmental laws or other laws and regulations may in the future be changed or interpreted in a manner that adversely affects the Company or its securityholders. Tax authorities having jurisdiction over the Company or its shareholders could change their administrative practices, or may disagree with the manner in which the Company calculates its tax liabilities or structures its arrangements, to the detriment of the Company or its securityholders. Changes to existing laws and regulations or the adoption of new laws and regulations could also increase the Company’s cost of compliance and adversely affect the Company’s business, financial position, cash flows or results of operations.

Encana has certain indemnification obligations to certain counterparties.

Encana has agreed to indemnify or be indemnified by numerous counterparties for certain liabilities and obligations associated with businesses or assets retained or transferred by the Company.  Specifically, in relation to the Split Transaction, Encana and Cenovus have each agreed to indemnify the other for certain liabilities and obligations associated with, among other things, in the case of Encana’s indemnity, the business and assets retained by Encana, and in the case of Cenovus’s indemnity, the business and assets transferred to Cenovus. Encana also has indemnification obligations under certain acquisition and divestiture activities it has undertaken, including the activities described in the “Recent Developments” section of this Annual Information Form.

Encana cannot determine whether it will be required to indemnify certain counterparties for any substantial obligations. Encana also cannot be assured that, if a counterparty is required to indemnify Encana and its affiliates for any substantial obligations, such counterparties will be able to satisfy such obligations. Any indemnification claim against Encana pursuant to the provisions of the transaction agreements could have a material adverse effect on Encana.

Encana Corporation	39	Annual Information Form (prepared in US$)

Transfer Agents and Registrars

The registrar and transfer agent for the Company’s common shares is CST Trust Company:

In Canada: CST Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3	In the United States: Computershare 480 Washington Blvd. Jersey City, New Jersey United States of America 07310

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

Interest of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditor’s report dated March 3, 2015 in respect of the Company’s Consolidated Financial Statements as at December 31, 2014 and December 31, 2013, and for each of the years in the three year period ended December 31, 2014, and the Company’s effectiveness of internal control over financial reporting as at December 31, 2014. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the SEC.

Information relating to reserves in this Annual Information Form was calculated by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc., each of which is an independent qualified reserves evaluator.

The principals of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc., and Cawley, Gillespie & Associates, Inc., in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of Encana’s securities.

Additional Information

Additional information relating to Encana is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration, principal holders of Encana’s securities, and options to purchase securities, is contained in the Information Circular for Encana’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Encana’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2014.

Encana Corporation	40	Annual Information Form (prepared in US$)

Note Regarding Forward-Looking Statements

This Annual Information Form contains certain forward looking statements or information (collectively referred to in this note as “forward looking statements”) within the meaning of applicable securities legislation. Forward looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend”, “agreed to”, “is to” or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements in this Annual Information Form include, but are not limited to, statements with respect to:

•     achieving the Company’s focus of developing its strong portfolio of diverse plays producing natural gas, oil and NGLs

•     the expected timing and closing date of the Veresen Midstream Limited Partnership transaction and the expectation that regulatory approvals will be obtained and closing conditions satisfied

•     anticipated future proceeds from various joint venture, partnership and other agreements entered into by the Company, including the successful implementation of and other expected benefits to be generated from those agreements

•     the Company’s commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth

•     the Company’s plan to maximize profitability through operational efficiency, reducing costs, disciplined capital allocation and focused capital investment in strategic, high return scalable assets

•     maintaining a balanced portfolio with flexibility to respond to changing market conditions

•     anticipated cost reductions and the ability to preserve balance sheet strength

•     anticipated cash flow

•     anticipated access to capital markets and ability to meet financial obligations and finance growth

•     the success of implementing the resource play hub strategy across certain plays

•     expected accelerated growth from a limited number of high return projects while optimizing the Company’s base production

•     anticipated drilling and number of drilling rigs and the success thereof and anticipated production from wells and the product composition of such production

•     anticipated drilling costs and cycle times

•     anticipated oil, natural gas and NGLs prices

•     expectation for risk management contracts to mitigate market risk associated with future cash flows

•     estimated reserves and resources

•     availability of large inventory of internal growth opportunities

•     anticipated dividends

•     amendments to the Company’s articles and stock-based compensation plans

•     the level of expenditures for compliance with environmental legislation and regulations, including estimates of potential costs of carbon, operating costs, site restoration costs including abandonment and reclamation costs and the potential impact to the Company relating to air quality, water, land and hydraulic fracturing

•     maintaining satisfactory credit ratings

•     pending and potential litigation and having adequate provision for the same

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things:

•     volatility of, and assumptions regarding natural gas, oil or NGLs prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves

•     assumptions based upon the Company’s current guidance

•     risks and uncertainties associated with announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all

•     fluctuations in currency and interest rates

•     risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met

•     product supply and demand

•     market competition

•     risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks

Encana Corporation	41	Annual Information Form (prepared in US$)

•     imprecision of reserves estimates and estimates of recoverable quantities of natural gas, oil or NGLs from plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates

•     marketing margins; potential disruption or unexpected technical difficulties in developing new facilities

•     unexpected cost increases or technical difficulties in constructing or modifying processing facilities risks associated with technology

•     the Company’s ability to acquire or find additional reserves

•     risks associated with the Company’s hedging activities including realized and unrealized losses and the Company’s ability to enter into attractive hedges to protect the Company’s capital program

•     business interruption and casualty losses

•     risks associated with the Company not operating all of its properties and assets

•     counterparty risk

•     downgrade in credit rating and its adverse effects

•     liability for indemnification obligations to third parties

•     potential variability of dividend payment amounts, and the continued future payment of dividends

•     Encana’s ability to generate sufficient cash flow from operations to meet its current and future obligations

•     Encana’s ability to access external sources of debt and equity capital

•     the timing and the costs of well and pipeline construction

•     the Company’s ability to secure adequate product transportation

•     changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations

•     political and economic conditions in the countries in which the Company operates

•     terrorist threats

•     risks associated with existing and potential future lawsuits and regulatory actions made against the Company

•     risk arising from price basis differentials

•     other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana

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

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGLs production from existing properties within its asset portfolio.

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

Encana Corporation	42	Annual Information Form (prepared in US$)

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

Further, Encana obtained an exemption dated January 21, 2015 (the “2015 Exemption Order”) from certain requirements of NI 51-101, to permit it to use the definition of “product type” contained in the amendments to NI 51-101 published by the securities regulatory authority in each of the jurisdictions of Canada on December 4, 2014 that are anticipated to come into force on July 1, 2015, as it relates to its Canadian protocol disclosure contained in Appendix A.

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

Encana Corporation	43	Annual Information Form (prepared in US$)

Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, except as described otherwise in this Annual Information Form, Encana provides disclosure of its reserves and oil and gas information in accordance with the requirements of NI 51-101 and the terms of the 2015 Exemption Order. See “Note Regarding Reserves Data and Other Oil and Gas Information”. The reserves and other oil and gas information set forth below has an effective date of December 31, 2014 and was prepared as of February 23, 2015.

Since inception, Encana has retained IQREs to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGLs reserves annually. For further information regarding the reserves process, see “Reserves and Other Oil and Gas Information” in this Annual Information Form.

The reserves data summarizes the estimated natural gas, oil and NGLs reserves of Encana and the net present values of future net revenues for these reserves using forecast prices and costs, as evaluated by Encana’s IQREs. The evaluations were prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (“COGE”) Handbook. The reserves definitions used are those contained in the COGE Handbook and NI 51-101.

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

The tables included in this Appendix refer to the following product types (1):

•     Shale Gas, which includes Duvernay and Horn River in the Canadian Operations and Haynesville in the USA Operations.  This product type also includes natural gas associated with tight oil in Permian, Eagle Ford and Tuscaloosa Marine Shale in the USA Operations.

•     Coalbed Methane, which includes coalbed methane commingled with shallow gas sands, related to the Clearwater play in the Canadian Operations.

•     Conventional Gas, which includes natural gas other than coalbed methane and shale gas. This product type includes the following plays: Montney, Deep Panuke, Cadomin/Doig and Granite Wash/Doig in the Canadian Operations; and DJ Basin and Piceance in the USA Operations.  Excluding Deep Panuke, the formations being targeted in these plays are of low permeability and require fracking to produce commercial quantities of natural gas.  This product type also includes natural gas associated with tight oil in San Juan in the USA Operations.

•     Tight Oil, which includes Montney and Duvernay in the Canadian Operations and Eagle Ford, Permian, San Juan, DJ Basin and Tuscaloosa Marine Shale tight oil in the USA Operations.  This product type also includes field condensate from the USA Operations.

•     Natural Gas Liquids, which includes NGLs processed from natural gas production within the plays.

Note:

(1)      On January 21, 2015, Encana obtained the 2015 Exemption Order with respect to product types which is further described in the “Note Regarding Reserves Data and Other Oil and Gas Information” section of this Annual Information Form.  Comparative information has accordingly been reorganized.

A-1
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Reserves Data (Canadian Protocol)

Summary of Gross Oil and Gas Reserves (1)

(Forecast Prices and Costs; Before Royalties)

As at December 31, 2014

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	298	588	1,595	2,481	10.5	39.1	49.5
Developed non-producing	12	13	83	108	-	2.2	2.3
Undeveloped	73	100	991	1,163	3.6	41.8	45.4
Total Proved	383	701	2,668	3,752	14.0	83.1	97.2
Probable	180	191	2,158	2,529	5.1	72.4	77.5
Total Gross Proved Plus Probable	563	891	4,826	6,280	19.1	155.5	174.6

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	586	-	1,248	1,834	128.1	61.0	189.1
Developed non-producing	11	-	43	55	14.3	6.0	20.3
Undeveloped	607	-	215	823	101.9	46.2	148.2
Total Proved	1,205	-	1,507	2,712	244.3	113.3	357.6
Probable	514	-	755	1,269	468.8	142.2	611.0
Total Gross Proved Plus Probable	1,719	-	2,262	3,980	713.1	255.5	968.5

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	884	588	2,843	4,316	138.6	100.1	238.7
Developed non-producing	23	13	126	162	14.3	8.3	22.6
Undeveloped	680	100	1,206	1,986	105.5	88.1	193.5
Total Proved	1,588	701	4,175	6,463	258.4	196.4	454.7
Probable	694	191	2,913	3,798	473.9	214.6	688.4
Total Gross Proved Plus Probable	2,282	891	7,088	10,261	732.2	411.0	1,143.2

* Numbers may not add due to rounding

Notes:

(1)                       Definitions

a)                “Gross” reserves are Encana’s working interest share before the deduction of estimated royalty obligations and excluding any royalty interests.

b)                “Reserves” are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.

c)                “Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

d)                “Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves.

e)                “Developed producing” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

f)                  “Developed non-producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

g)                “Undeveloped” reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure (i.e., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Summary of Net Oil and Gas Reserves (1)

(Forecast Prices and Costs; After Royalties)

As at December 31, 2014

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	278	517	1,378	2,173	8.0	29.9	37.9
Developed non-producing	11	8	73	92	-	1.8	1.8
Undeveloped	70	62	855	987	2.7	33.8	36.5
Total Proved	359	588	2,306	3,252	10.7	65.5	76.2
Probable	164	164	1,805	2,133	3.6	56.2	59.9
Total Net Proved Plus Probable	522	752	4,111	5,386	14.3	121.8	136.1

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	463	-	1,105	1,568	99.9	48.2	148.2
Developed non-producing	9	-	36	45	11.2	4.8	16.0
Undeveloped	475	-	183	657	79.8	36.4	116.2
Total Proved	946	-	1,324	2,270	190.9	89.5	280.3
Probable	398	-	707	1,105	360.7	111.9	472.6
Total Net Proved Plus Probable	1,344	-	2,030	3,375	551.6	201.3	752.9

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	741	517	2,483	3,741	107.9	78.1	186.1
Developed non-producing	20	8	109	137	11.2	6.6	17.8
Undeveloped	544	62	1,038	1,645	82.5	70.2	152.7
Total Proved	1,305	588	3,630	5,522	201.6	155.0	356.5
Probable	562	164	2,512	3,238	364.3	168.1	532.4
Total Net Proved Plus Probable	1,867	752	6,142	8,760	565.9	323.1	889.0

* Numbers may not add due to rounding

Notes:

(1)                       Definitions

a)                “Net” reserves are Encana’s working interest share after deduction of estimated royalty obligations and including Encana’s royalty interests.

b)                “Reserves” are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable.

c)                “Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

d)                “Probable” reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves.

e)                “Developed producing” are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

f)                  “Developed non-producing” reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

g)                “Undeveloped” reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure (i.e., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; Before Tax)

As at December 31, 2014

Canadian Operations

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	4,059	3,411	2,850	2,446	2,153
Developed non-producing	332	246	196	165	143
Undeveloped	3,633	2,062	1,275	828	551
Total Proved	8,024	5,719	4,321	3,439	2,847
Probable	9,937	4,790	2,799	1,831	1,288
Total Proved Plus Probable	17,961	10,509	7,120	5,270	4,135

USA Operations

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	9,928	6,373	4,769	3,866	3,286
Developed non-producing	886	530	381	302	254
Undeveloped	6,529	3,159	1,786	1,078	657
Total Proved	17,343	10,062	6,936	5,246	4,197
Probable	30,004	13,032	6,928	4,113	2,594
Total Proved Plus Probable	47,347	23,094	13,864	9,359	6,791

Total Encana

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	13,987	9,784	7,619	6,312	5,439
Developed non-producing	1,218	776	577	467	397
Undeveloped	10,162	5,221	3,061	1,906	1,208
Total Proved	25,367	15,781	11,257	8,685	7,044
Probable	39,941	17,822	9,727	5,944	3,882
Total Proved Plus Probable	65,308	33,603	20,984	14,629	10,926

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; After Tax)

As at December 31, 2014

Canadian Operations

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	3,377	2,907	2,454	2,119	1,872
Developed non-producing	255	188	149	125	108
Undeveloped	2,826	1,559	929	574	355
Total Proved	6,458	4,654	3,532	2,818	2,335
Probable	7,489	3,548	2,032	1,299	890
Total Proved Plus Probable	13,947	8,202	5,564	4,117	3,225

USA Operations

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	9,275	6,182	4,694	3,824	3,254
Developed non-producing	563	386	308	263	231
Undeveloped	4,164	2,030	1,151	688	407
Total Proved	14,002	8,598	6,153	4,775	3,892
Probable	19,152	8,274	4,357	2,549	1,574
Total Proved Plus Probable	33,154	16,872	10,510	7,324	5,466

Total Encana

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%

Proved
Developed producing	12,652	9,089	7,148	5,943	5,126
Developed non-producing	818	574	457	388	339
Undeveloped	6,990	3,589	2,080	1,262	762
Total Proved	20,460	13,252	9,685	7,593	6,227
Probable	26,641	11,822	6,389	3,848	2,464
Total Proved Plus Probable	47,101	25,074	16,074	11,441	8,691

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Additional Information Concerning Future Net Revenue

(Forecast Prices and Costs; Undiscounted)

As at December 31, 2014

	Canadian Operations		USA Operations		Total
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable
Revenues	23,337	44,332	39,484	103,712	62,821	148,044
Royalties and production / mineral taxes	3,577	7,221	9,965	27,519	13,542	34,740
Operating costs	8,881	14,247	8,145	16,628	17,026	30,875
Development costs	2,189	4,168	3,242	11,153	5,431	15,321
Abandonment and reclamation costs	666	735	789	1,065	1,455	1,800
Future net revenue, before income taxes	8,024	17,961	17,343	47,347	25,367	65,308
Income tax	1,566	4,014	3,341	14,193	4,907	18,207
Future Net Revenue, After Income Taxes	6,458	13,947	14,002	33,154	20,460	47,101

Future Net Revenue by Production Group

(Forecast Prices and Costs)

As at December 31, 2014

Reserves Category	Production Group	Future Net Revenue Before Income Taxes discounted at 10%/yr	Unit Value
Proved	Shale Gas and Coalbed Methane (including by-products)	1,764	1.05	$/Mcf (1)
	Associated and Non-associated Gas (including by-products)	4,423	1.30	$/Mcf (1)
	Tight Oil (including solution gas and other by-products)	5,070	27.93	$/bbl (2)
	Total	11,257

Proved Plus Probable	Shale Gas and Coalbed Methane (including by-products)	2,471	1.19	$/Mcf (1)
	Associated and Non-associated Gas (including by-products)	6,969	1.20	$/Mcf (1)
	Tight Oil (including solution gas and other by-products)	11,544	21.42	$/bbl (2)
	Total	20,984

Notes:

(1)                       Unit values are based on net natural gas reserves volumes.

(2)                       Unit values are based on net oil reserves volumes.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Price Assumptions (Forecast Prices)

The following table of natural gas and oil benchmark prices, exchange rates and inflation rates summarizes the assumptions utilized by the IQREs in estimating Encana’s reserves data using forecast prices and costs.  NGLs prices (ethane, propane, butanes, pentanes plus, condensate or mixtures thereof) are typically referenced to delivery points such as Edmonton (Alberta), Conway (Kansas) and Mont Belvieu (Texas).  All forecast prices utilized were based on GLJ Petroleum Consultants Ltd. commodity price forecasts effective January 1, 2015, which are available at www.gljpc.com.

	Natural Gas		Oil		Foreign Exchange Rate	Inflation Rate
Year	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)	US$/C$	%/yr
2014 (2,3)	4.41	4.44	93.00	94.57	0.905	2.0
2015	3.31	3.31	62.50	64.71	0.850	2.0
2016	3.75	3.77	75.00	80.00	0.875	2.0
2017	4.00	4.02	80.00	85.71	0.875	2.0
2018	4.25	4.27	85.00	91.43	0.875	2.0
2019	4.50	4.53	90.00	97.14	0.875	2.0
2020-2024	4.75-5.68	4.78-5.71	95.00-104.57	102.86-112.67	0.875	2.0

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	0.875	2.0

Notes:

(1)          Light Sweet.

(2)          Actual weighted average historical prices for 2014.

(3)          Encana’s weighted average prices before royalties for 2014 excluding the impact of realized hedging were $4.73/Mcf for natural gas, $81.51/bbl for oil and $48.19/bbl for NGLs.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Reconciliation of Changes in Reserves (Before Royalties)

The following tables provide a reconciliation of Encana’s gross reserves of natural gas, oil and NGLs for the year ended December 31, 2014, presented using forecast prices and costs.

Proved Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	387	841	3,803	5,031	24.7	116.5	141.1	979.7
Extensions and improved recovery	36	-	355	391	5.9	21.3	27.3	92.5
Technical revisions	(23)	70	(218)	(171)	(10.2)	4.6	(5.7)	(34.2)
Discoveries	28	-	-	28	-	4.7	4.7	9.4
Acquisitions	-	-	7	7	-	0.1	0.1	1.2
Dispositions	-	(59)	(873)	(932)	(2.5)	(54.1)	(56.6)	(212.0)
Economic factors	(10)	(37)	(10)	(58)	-	(0.5)	(0.5)	(10.1)
Production	(35)	(113)	(396)	(544)	(3.8)	(9.4)	(13.2)	(103.9)
December 31, 2014	383	701	2,668	3,752	14.0	83.1	97.2	722.5

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	1,093	-	3,794	4,887	66.6	69.6	136.2	950.6
Extensions and improved recovery	497	-	98	594	21.1	8.9	30.0	129.1
Technical revisions	(496)	-	(166)	(662)	2.0	(2.1)	(0.1)	(110.4)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	300	-	-	300	189.5	68.2	257.7	307.7
Dispositions	(28)	-	(1,875)	(1,903)	(17.9)	(24.5)	(42.4)	(359.5)
Economic factors	(5)	-	(65)	(69)	(0.7)	(0.7)	(1.4)	(12.9)
Production	(157)	-	(279)	(436)	(16.4)	(6.1)	(22.5)	(95.1)
December 31, 2014	1,205	-	1,507	2,712	244.3	113.3	357.6	809.5

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	1,480	841	7,597	9,918	91.3	186.0	277.3	1,930.3
Extensions and improved recovery	533	-	453	986	27.1	30.2	57.3	221.6
Technical revisions	(519)	70	(384)	(833)	(8.2)	2.4	(5.7)	(144.6)
Discoveries	28	-	-	28	-	4.7	4.7	9.4
Acquisitions	300	-	7	307	189.5	68.3	257.8	309.0
Dispositions	(28)	(59)	(2,748)	(2,835)	(20.4)	(78.6)	(99.0)	(571.5)
Economic factors	(15)	(37)	(75)	(127)	(0.7)	(1.2)	(1.9)	(23.1)
Production	(192)	(113)	(674)	(980)	(20.2)	(15.5)	(35.7)	(199.0)
December 31, 2014	1,588	701	4,175	6,463	258.4	196.4	454.7	1,532.0

* Numbers may not add due to rounding

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	203	156	1,997	2,356	21.3	71.0	92.4	485.0
Extensions and improved recovery	20	-	130	150	0.3	8.2	8.5	33.5
Technical revisions	(68)	56	583	572	(15.3)	13.6	(1.7)	93.6
Discoveries	50	-	-	50	-	13.1	13.1	21.4
Acquisitions	-	-	25	25	-	0.3	0.3	4.4
Dispositions	-	(14)	(578)	(593)	(1.3)	(33.8)	(35.1)	(133.8)
Economic factors	(24)	(8)	1	(31)	-	0.1	0.1	(5.1)
Production	-	-	-	-	-	-	-	-
December 31, 2014	180	191	2,158	2,529	5.1	72.4	77.5	498.9

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	998	-	1,283	2,281	29.6	38.5	68.1	448.4
Extensions and improved recovery	84	-	140	224	18.8	8.9	27.7	64.9
Technical revisions	(993)	-	(64)	(1,057)	(6.6)	(2.4)	(9.0)	(185.1)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	433	-	-	433	435.3	113.4	548.7	620.8
Dispositions	(7)	-	(556)	(563)	(6.8)	(15.1)	(21.9)	(115.8)
Economic factors	-	-	(49)	(49)	(1.6)	(1.0)	(2.6)	(10.9)
Production	-	-	-	-	-	-	-	-
December 31, 2014	514	-	755	1,269	468.8	142.2	611.0	822.4

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	1,201	156	3,280	4,637	51.0	109.5	160.5	933.4
Extensions and improved recovery	103	-	270	374	19.1	17.1	36.1	98.4
Technical revisions	(1,061)	56	519	(485)	(21.8)	11.2	(10.7)	(91.5)
Discoveries	50	-	-	50	-	13.1	13.1	21.4
Acquisitions	433	-	25	458	435.3	113.7	549.0	625.3
Dispositions	(7)	(14)	(1,134)	(1,155)	(8.1)	(49.0)	(57.0)	(249.6)
Economic factors	(24)	(8)	(48)	(81)	(1.6)	(1.0)	(2.6)	(16.0)
Production	-	-	-	-	-	-	-	-
December 31, 2014	694	191	2,913	3,798	473.9	214.6	688.4	1,321.3

* Numbers may not add due to rounding

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Proved Plus Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	590	997	5,800	7,387	46.0	187.5	233.5	1,464.7
Extensions and improved recovery	56	-	485	541	6.2	29.5	35.7	125.9
Technical revisions	(91)	126	366	400	(25.5)	18.2	(7.3)	59.4
Discoveries	78	-	-	78	-	17.7	17.7	30.7
Acquisitions	-	-	32	32	-	0.4	0.4	5.7
Dispositions	-	(73)	(1,452)	(1,525)	(3.8)	(87.9)	(91.7)	(345.8)
Economic factors	(34)	(45)	(9)	(89)	-	(0.5)	(0.5)	(15.3)
Production	(35)	(113)	(396)	(544)	(3.8)	(9.4)	(13.2)	(103.9)
December 31, 2014	563	891	4,826	6,280	19.1	155.5	174.6	1,221.4

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	2,091	-	5,077	7,168	96.2	108.1	204.3	1,399.0
Extensions and improved recovery	581	-	237	818	39.9	17.8	57.7	194.0
Technical revisions	(1,489)	-	(230)	(1,719)	(4.5)	(4.6)	(9.1)	(295.6)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	733	-	-	733	624.8	181.6	806.4	928.6
Dispositions	(35)	-	(2,430)	(2,466)	(24.7)	(39.7)	(64.3)	(475.2)
Economic factors	(5)	-	(114)	(119)	(2.3)	(1.7)	(4.0)	(23.8)
Production	(157)	-	(279)	(436)	(16.4)	(6.1)	(22.5)	(95.1)
December 31, 2014	1,719	-	2,262	3,980	713.1	255.5	968.5	1,631.9

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)			Total (MMBOE)
	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
December 31, 2013	2,681	997	10,877	14,555	142.3	295.6	437.8	2,863.7
Extensions and improved recovery	637	-	723	1,359	46.1	47.3	93.4	320.0
Technical revisions	(1,580)	126	136	(1,319)	(30.0)	13.6	(16.4)	(236.2)
Discoveries	78	-	-	78	-	17.7	17.7	30.7
Acquisitions	733	-	32	765	624.8	182.0	806.8	934.2
Dispositions	(35)	(73)	(3,882)	(3,990)	(28.5)	(127.5)	(156.0)	(821.1)
Economic factors	(39)	(45)	(123)	(207)	(2.3)	(2.2)	(4.5)	(39.1)
Production	(192)	(113)	(674)	(980)	(20.2)	(15.5)	(35.7)	(199.0)
December 31, 2014	2,282	891	7,088	10,261	732.2	411.0	1,143.2	2,853.3

* Numbers may not add due to rounding

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Undeveloped Reserves, Significant Factors or Uncertainties and Future Development Costs

Undeveloped Reserves

(Forecast Prices and Costs; Before Royalties)

Proved and probable undeveloped reserves are attributed where warranted on the basis of economics, technical merit, commercial considerations and development plans. These development opportunities are being pursued at a pace dependent on capital availability and allocation. As a result, development is scheduled beyond the next two years.  All of the proved and probable undeveloped reserves at December 31, 2014 are scheduled for development within the next five and eight years, respectively. Proved and probable undeveloped reserves are reviewed annually for retention or reclassification if development has not proceeded as previously planned.

The following tables disclose, for each product type, the volumes of proved undeveloped and probable undeveloped reserves that were first attributed in each of the three most recent financial years and, in the aggregate, prior to that time.  First attributed volumes are those which were initially booked in the year in question.

Proved Undeveloped Reserves	Natural Gas (Bcf)
	Shale Gas		Coalbed Methane		Conventional Gas		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
Prior	2,981	2,981	651	651	3,942	3,942	7,574	7,574
2012	286	2,666	112	540	906	2,881	1,304	6,087
2013	137	646	-	122	823	2,622	960	3,390
2014	637	680	-	100	317	1,206	954	1,986

* Numbers may not add due to rounding

Proved Undeveloped Reserves	Oil & NGLs (MMbbls)
	Tight Oil		NGLs		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
Prior	17.4	17.4	64.4	64.4	81.8	81.8
2012	20.4	30.3	54.0	140.3	74.4	170.7
2013	23.0	39.5	40.4	100.7	63.5	140.2
2014	93.1	105.5	53.2	88.1	146.3	193.5

* Numbers may not add due to rounding

Probable Undeveloped Reserves	Natural Gas (Bcf)
	Shale Gas		Coalbed Methane		Conventional Gas		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
Prior	3,880	3,880	232	232	4,085	4,085	8,197	8,197
2012	1,505	3,210	11	137	1,600	3,417	3,116	6,764
2013	923	1,054	-	11	1,020	2,580	1,943	3,645
2014	516	540	-	11	505	2,371	1,021	2,921

* Numbers may not add due to rounding

Probable Undeveloped Reserves	Oil & NGLs (MMbbls)
	Tight Oil		NGLs		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
Prior	16.0	16.0	36.7	36.7	52.7	52.7
2012	56.8	68.2	76.8	127.1	133.6	195.3
2013	35.4	42.7	46.9	92.3	82.2	134.9
2014	458.3	467.5	156.4	201.6	614.8	669.1

* Numbers may not add due to rounding

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

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

	Canadian Operations		USA Operations		Total Encana
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2015	278	397	895	1,492	1,173	1,889
2016	514	664	678	1,547	1,192	2,211
2017	647	964	532	1,434	1,179	2,398
2018	338	836	498	1,654	836	2,490
2019	285	416	371	1,602	656	2,018
Remainder	127	891	268	3,424	395	4,315
Total	2,189	4,168	3,242	11,153	5,431	15,321

Future development costs are associated with reserves as evaluated by the IQREs and do not necessarily represent Encana’s exploration and development budget. Encana expects to fund its future development costs with future cash flows, available cash balances, divestitures, joint ventures, or a combination of these.  In addition, the Company currently has available capacity on its credit facilities and shelf prospectus.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Abandonment, Tax and Costs Incurred

Abandonment and Reclamation Costs

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rates and future inflation rates. In 2014, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred is approximately $3.6 billion ($502 million discounted at 10 percent). As at December 31, 2014, Encana has recorded an asset retirement obligation of $913 million. These estimates include the abandonment of 19,510 net wells. Over the next three years, Encana’s net well abandonment and reclamation cost is expected to total $268 million ($217 million discounted at 10 percent).

For the purposes of the reserves evaluations prepared by the IQREs, costs deducted as abandonment costs in estimating future net revenue do not include reclamation costs or abandonment costs of facilities and wells without reserves.

Tax Horizon

The Company currently estimates that it will pay income tax in 2015.

2014 Costs Incurred

($ millions)	Canadian Operations	USA Operations (1,2)	Total (1,2)

Acquisitions
Unproved	15	5,452	5,467
Proved	6	5,008	5,014
Total acquisitions	21	10,460	10,481
Exploration costs	10	38	48
Development costs	1,216	1,247	2,463

Total costs incurred	1,247	11,745	12,992

  Notes:

(1)          Unproved includes $5,338 million from the acquisition of Athlon.

(2)          Proved includes $2,127 million from the acquisition of Athlon.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Location of Oil and Gas Wells

The following table summarizes Encana’s interests in natural gas or oil wells which are producing, or the Company considers capable of production, as at December 31, 2014.

For additional information on the location of Encana’s properties, plants, facilities and installations, refer to “Narrative Description of the Business” in this Annual Information Form.

	Producing Gas		Producing Oil		Total Producing (1,2)		Non-Producing Gas		Non-Producing Oil		Total Non- Producing (3)
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	12,246	11,472	231	201	12,477	11,673	898	686	133	93	1,031	779
British Columbia	913	812	-	-	913	812	166	133	3	-	169	133
Nova Scotia	4	4	-	-	4	4	-	-	-	-	-	-
Total Canadian Operations	13,163	12,288	231	201	13,394	12,489	1,064	819	136	93	1,200	912

Colorado	5,017	3,690	-	-	5,017	3,690	865	725	-	-	865	725
Kansas	1	1	-	-	1	1	-	-	-	-	-	-
Louisiana	561	278	5	5	566	283	4	3	-	-	4	3
Mississippi	-	-	35	19	35	19	-	-	6	4	6	4
Montana	-	-	-	-	-	-	1	1	-	-	1	1
North Dakota	2	-	9	-	11	-	-	-	-	-	-	-
New Mexico	161	55	172	140	333	195	-	-	22	19	22	19
Texas	-	-	1,526	1,430	1,526	1,430	-	-	181	163	181	163
Utah	4	2	-	-	4	2	-	-	-	-	-	-
Wyoming	404	309	7	6	411	315	135	94	-	-	135	94
Total USA Operations	6,150	4,335	1,754	1,600	7,904	5,935	1,005	823	209	186	1,214	1,009
Total Encana	19,313	16,623	1,985	1,801	21,298	18,424	2,069	1,642	345	279	2,414	1,921

  Notes:

(1)             Encana has varying royalty interests in approximately 2,933 natural gas wells and approximately 203 oil wells which are producing or capable of producing.

(2)             Includes wells containing multiple completions as follows: approximately 23,465 gross natural gas wells (22,066 net wells); and approximately 182 gross oil wells (121 net wells).

(3)             “Non-producing” wells refer to wells that are capable of producing oil or natural gas, but which are not producing due to the timing of well completions and/or waiting to be tied in which is anticipated to occur in 2015, or are wells that are temporarily shut-in due to market conditions, but not yet abandoned. All non-producing oil and natural gas wells considered capable of producing are located near existing infrastructure and/or within economic distance of transportation.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Landholdings with No Attributed Reserves

The following table summarizes the gross and net acres with no attributed reserves in which Encana has an interest as at December 31, 2014 and the net acres with no attributed reserves for which we expect our rights to explore, develop and exploit to expire during 2015.

(thousands of acres)	Gross Acres (1)	Net Acres (1)	Net Acres Expiring Within One Year

Canada
Alberta	2,002	1,387	184
British Columbia	838	576	105
Newfoundland and Labrador	35	2	-
Northwest Territories	45	12	-
Nova Scotia	21	10	-
Total Canada	2,941	1,987	289

United States
Colorado	766	716	7
Louisiana	322	164	-
Mississippi	240	175	37
New Mexico	329	187	-
Texas	71	91	8
Wyoming	224	194	10
Other	11	10	2
Total United States	1,963	1,537	64

International
Australia	104	40	-
Total International	104	40	-

Total	5,008	3,564	353

Note:

(1)          Properties with different formations under the same surface area and subject to separate leases have been calculated on an aerial basis, as such gross and net acreage have only been counted once.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated. See “Narrative Description of the Business” in this Annual Information Form for discussion on Encana’s most important current and likely exploration and development activities.

Exploration Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2014 (3)
Canadian Operations	2	1	1	1	2	1	-	-	2	7	3
USA Operations	2	2	4	-	-	-	-	-	-	6	2
Total	4	3	5	1	2	1	-	-	2	13	5

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2014, Encana was in the process of drilling the following exploratory and development wells: approximately 7 gross wells (7 net wells) in Canada; and approximately 29 gross wells (20 net wells) in the U.S.

Development Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2014 (3)
Canadian Operations	299	255	22	22	5	3	-	-	37	363	280
USA Operations	239	82	144	120	-	-	1	-	11	395	202
Total	538	337	166	142	5	3	1	-	48	758	482

Notes:

(1)             “Gross” wells are the total number of wells in which Encana has an interest.

(2)             “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)             At December 31, 2014, Encana was in the process of drilling the following exploratory and development wells: approximately 7 gross wells (7 net wells) in Canada; and approximately 29 gross wells (20 net wells) in the U.S.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Production Volumes (Before Royalties)

2015 Production Estimates

(Before Royalties)

The following table summarizes the total volume of production estimated for the year ended December 31, 2015, which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under “Reserves Data (Canadian Protocol)” in this Appendix.

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved	39	100	295	433	2.6	7.7	10.3
Probable	5	4	20	30	0.3	1.3	1.5
Total Proved Plus Probable	44	104	315	463	2.8	9.0	11.8
* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved	117	-	154	271	29.6	9.9	39.5
Probable	5	-	2	7	5.9	1.3	7.2
Total Proved Plus Probable	122	-	156	278	35.5	11.2	46.7
* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Shale Gas	Coalbed Methane	Conventional Gas	Total	Tight Oil	NGLs	Total
Proved	156	100	449	704	32.1	17.6	49.8
Probable	10	4	23	37	6.2	2.6	8.8
Total Proved Plus Probable	166	104	471	741	38.3	20.2	58.6
* Numbers may not add due to rounding

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

2014 Production Volumes by Country

(Before Royalties)

	2014
(average daily)	Annual	Q4	Q3	Q2	Q1

Shale Gas (MMcf/d)
Canadian Operations	97	96	102	92	98
USA Operations	444	401	443	495	437
	541	497	545	587	535
Coalbed Methane (MMcf/d)
Canadian Operations	333	297	331	345	361
USA Operations	-	-	-	-	-
	333	297	331	345	361
Conventional Gas (MMcf/d)
Canadian Operations	1,081	859	1,073	1,172	1,225
USA Operations	750	511	563	835	1,101
	1,831	1,370	1,636	2,007	2,326
Total Produced Gas (MMcf/d)
Canadian Operations	1,511	1,252	1,506	1,609	1,684
USA Operations	1,194	912	1,006	1,330	1,538
	2,705	2,164	2,512	2,939	3,222
Tight Oil (Mbbls/d)
Canadian Operations	15.2	11.1	16.4	15.6	17.7
USA Operations	44.9	74.3	60.2	25.0	19.2
	60.1	85.4	76.6	40.6	36.9
NGLs (Mbbls/d)
Canadian Operations	26.8	20.8	30.6	27.6	28.3
USA Operations	16.7	23.0	17.6	12.7	13.5
	43.5	43.8	48.2	40.3	41.8
Total Oil & NGLs (Mbbls/d)
Canadian Operations	42.0	31.9	47.0	43.2	46.0
USA Operations	61.6	97.3	77.8	37.7	32.7
	103.6	129.2	124.8	80.9	78.7

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Per-Unit Results (Before Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(Before Royalties)

			2014
	Annual	Q4	Q3	Q2	Q1
Shale Gas ($/Mcf)
Canadian Operations
Price, before royalties	4.02	3.48	3.79	4.25	4.61
Royalties	0.06	0.05	0.05	0.05	0.10
Production and mineral taxes	-	-	-	-	-
Transportation and processing	2.71	2.78	2.50	2.80	2.77
Operating	0.39	0.20	0.52	0.41	0.44
Netback	0.86	0.45	0.72	0.99	1.30
USA Operations
Price, before royalties	4.18	3.63	3.68	4.49	4.86
Royalties	0.88	0.85	0.76	0.93	0.99
Production and mineral taxes	0.06	0.09	0.07	0.04	0.06
Transportation and processing	0.93	1.05	0.97	0.92	0.79
Operating	0.35	0.48	0.32	0.31	0.30
Netback	1.96	1.16	1.56	2.29	2.72
Total Encana
Price, before royalties	4.15	3.60	3.70	4.45	4.81
Royalties	0.74	0.69	0.62	0.79	0.83
Production and mineral taxes	0.05	0.08	0.05	0.03	0.05
Transportation and processing	1.25	1.38	1.26	1.21	1.16
Operating	0.36	0.43	0.35	0.33	0.33
Netback	1.75	1.02	1.42	2.09	2.44
Coalbed Methane ($/Mcf)
Canadian Operations and Total Encana
Price, before royalties	4.14	3.60	3.97	4.29	4.62
Royalties	0.48	0.56	0.46	0.47	0.46
Production and mineral taxes	0.04	0.05	0.04	0.01	0.06
Transportation and processing	0.55	0.66	0.43	0.49	0.62
Operating	0.96	0.97	0.84	0.88	1.14
Netback	2.11	1.36	2.20	2.44	2.34

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Netbacks by Country

(Before Royalties)

			2014
	Annual	Q4	Q3	Q2	Q1
Conventional Gas ($/Mcf)
Canadian Operations
Price, before royalties	5.10	3.98	3.65	4.21	8.06
Royalties	0.35	0.33	0.25	0.32	0.46
Production and mineral taxes	-	-	-	-	-
Transportation and processing	1.54	1.70	1.51	1.59	1.41
Operating	0.37	0.35	0.36	0.39	0.38
Netback	2.84	1.60	1.53	1.91	5.81
USA Operations
Price, before royalties	4.88	4.20	4.30	4.87	5.52
Royalties	0.85	0.58	0.66	0.89	1.03
Production and mineral taxes	0.12	0.17	(0.26)	0.17	0.27
Transportation and processing	1.83	2.35	2.37	1.78	1.33
Operating	0.65	0.73	0.71	0.68	0.57
Netback	1.43	0.37	0.82	1.35	2.32
Total Encana
Price, before royalties	5.01	4.06	3.87	4.49	6.86
Royalties	0.55	0.42	0.39	0.56	0.73
Production and mineral taxes	0.05	0.07	(0.09)	0.07	0.13
Transportation and processing	1.66	1.94	1.81	1.67	1.37
Operating	0.49	0.49	0.48	0.51	0.47
Netback	2.26	1.14	1.28	1.68	4.16
Total Produced Gas ($/Mcf)
Canadian Operations
Price, before royalties	4.82	3.85	3.73	4.23	7.13
Royalties	0.36	0.36	0.29	0.34	0.44
Production and mineral taxes	0.01	0.01	0.01	-	0.01
Transportation and processing	1.40	1.54	1.34	1.43	1.32
Operating	0.50	0.49	0.48	0.50	0.55
Netback	2.55	1.45	1.61	1.96	4.81
USA Operations
Price, before royalties	4.62	3.95	4.03	4.73	5.33
Royalties	0.86	0.70	0.70	0.91	1.02
Production and mineral taxes	0.10	0.14	(0.11)	0.12	0.21
Transportation and processing	1.49	1.78	1.75	1.46	1.18
Operating	0.54	0.62	0.53	0.54	0.49
Netback	1.63	0.71	1.16	1.70	2.43
Total Encana
Price, before royalties	4.73	3.89	3.85	4.46	6.27
Royalties	0.58	0.50	0.45	0.60	0.72
Production and mineral taxes	0.05	0.07	(0.04)	0.06	0.11
Transportation and processing	1.44	1.64	1.51	1.44	1.25
Operating	0.52	0.54	0.50	0.52	0.52
Netback	2.14	1.14	1.43	1.84	3.67

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Netbacks by Country

(Before Royalties)

			2014
	Annual	Q4	Q3	Q2	Q1
Total Tight Oil ($/bbl)
Canadian Operations
Price, before royalties	82.39	65.58	85.42	90.60	82.97
Royalties	8.35	9.84	8.64	9.56	6.03
Production and mineral taxes	1.74	0.25	1.72	2.67	1.87
Transportation and processing	9.49	12.03	7.64	10.59	8.63
Operating	5.12	10.14	5.28	2.54	4.07
Netback	57.69	33.32	62.14	65.24	62.37
USA Operations
Price, before royalties	81.21	66.15	91.63	94.43	89.99
Royalties	16.26	13.04	19.51	17.83	16.50
Production and mineral taxes	3.72	2.86	3.72	5.00	5.45
Transportation and processing	-	-	-	-	-
Operating	7.03	7.49	8.01	5.28	4.43
Netback	54.20	42.76	60.39	66.32	63.61
Total Encana
Price, before royalties	81.51	66.07	90.30	92.95	86.62
Royalties	14.25	12.62	17.18	14.64	11.48
Production and mineral taxes	3.22	2.52	3.29	4.11	3.73
Transportation and processing	2.40	1.57	1.64	4.08	4.13
Operating	6.55	7.83	7.42	4.22	4.25
Netback	55.09	41.53	60.77	65.90	63.03
Total NGLs ($/bbl) (1)
Canadian Operations
Price, before royalties	53.97	53.39	54.36	51.75	56.19
Royalties	6.91	5.34	6.07	7.97	7.99
Production and mineral taxes	-	-	-	-	-
Transportation and processing	0.90	1.59	1.72	0.24	0.11
Operating	-	-	-	-	-
Netback	46.16	46.46	46.57	43.54	48.09
USA Operations
Price, before royalties	38.91	28.84	39.15	44.56	50.76
Royalties	6.95	5.42	7.02	7.59	8.90
Production and mineral taxes	2.17	1.51	1.94	2.73	3.11
Transportation and processing	1.16	1.67	2.20	-	-
Operating	-	-	-	-	-
Netback	28.63	20.24	27.99	34.24	38.75
Total Encana
Price, before royalties	48.19	40.50	48.81	49.49	54.43
Royalties	6.93	5.38	6.42	7.85	8.29
Production and mineral taxes	0.83	0.79	0.71	0.86	1.00
Transportation and processing	1.00	1.63	1.90	0.16	0.08
Operating	-	-	-	-	-
Netback	39.43	32.70	39.78	40.62	45.06

Note:

(1)          Operating costs related to Shale Gas, Coalbed Methane and Conventional Gas are not allocated to NGLs.

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

			2014
	Annual	Q4	Q3	Q2	Q1
Total Oil & NGLs ($/bbl)
Canadian Operations
Price, before royalties	64.26	57.63	65.20	65.80	66.51
Royalties	7.43	6.90	6.97	8.55	7.24
Production and mineral taxes	0.63	0.09	0.60	0.97	0.72
Transportation and processing	4.01	5.23	3.79	3.98	3.39
Operating	1.85	3.53	1.84	0.92	1.57
Netback	50.34	41.88	52.00	51.38	53.59
USA Operations
Price, before royalties	69.72	57.33	79.75	77.61	73.83
Royalties	13.73	11.24	16.69	14.38	13.37
Production and mineral taxes	3.30	2.54	3.32	4.24	4.48
Transportation and processing	0.32	0.40	0.50	-	-
Operating	5.12	5.72	6.20	3.50	2.60
Netback	47.25	37.43	53.04	55.49	53.38
Total Encana
Price, before royalties	67.50	57.40	74.27	71.30	69.55
Royalties	11.17	10.17	13.02	11.26	9.79
Production and mineral taxes	2.22	1.93	2.29	2.49	2.28
Transportation and processing	1.81	1.59	1.74	2.13	1.98
Operating	3.80	5.18	4.55	2.12	2.00
Netback	48.50	38.53	52.67	53.30	53.50

Impact of Realized Hedging on Encana’s Netbacks

(Before Royalties)

			2014
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	(0.13)	0.21	0.15	(0.30)	(0.50)
USA Operations	(0.19)	0.16	0.10	(0.35)	(0.47)
Total	(0.16)	0.19	0.13	(0.33)	(0.48)
Oil & NGLs ($/bbl)
Canadian Operations	1.21	8.25	(0.28)	(1.06)	(0.08)
USA Operations	2.65	7.19	0.20	(1.86)	0.03
Total	2.06	7.45	0.02	(1.43)	(0.04)

Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Appendix  B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)

To the Board of Directors of Encana Corporation (the “Corporation”):

1.

We have evaluated the Corporation’s reserves data as at December 31, 2014 prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

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

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2014, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (US$millions)

McDaniel & Associates Consultants Ltd.	January 16, 2015	Canada	708
GLJ Petroleum Consultants Ltd.	January 27, 2015	Canada	6,412
Netherland, Sewell & Associates, Inc.	January 13, 2015	United States	5,467
Cawley, Gillespie & Associates, Inc.	January 16, 2015	United States	8,397

Total			20,984

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Encana Corporation		Annual Information Form (prepared in US$)
B-1

Executed as to our report referred to above:

(signed) McDaniel & Associates Consultants Ltd. McDaniel & Associates Consultants Ltd. Calgary, Alberta, Canada	(signed) GLJ Petroleum Consultants Ltd. GLJ Petroleum Consultants Ltd. Calgary, Alberta, Canada

(signed) Netherland, Sewell & Associates, Inc. Netherland, Sewell & Associates, Inc. Dallas, Texas, U.S.A.	(signed) Cawley, Gillespie & Associates, Inc. Cawley, Gillespie & Associates, Inc. Fort Worth, Texas, U.S.A.

February 23, 2015

Encana Corporation		Annual Information Form (prepared in US$)
B-2

Appendix  C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)

Management of Encana Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs, prepared in accordance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) of the Canadian Securities Administrators.

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

(b)	the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) Douglas J. Suttles Douglas J. Suttles President & Chief Executive Officer	(signed) David G. Hill David G. Hill Executive Vice-President, Exploration & Business Development

(signed) Clayton H. Woitas Clayton H. Woitas Director and Chairman of the Board	(signed) Howard J. Mayson Howard J. Mayson Director and Chair of the Reserves Committee

February 24, 2015

Encana Corporation		Annual Information Form (prepared in US$)
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

Net Proved Reserves (U.S. Protocol)

Natural Gas Reserves

In 2014, Encana’s proved natural gas reserves of approximately 5.5 Tcf decreased 2.4 Tcf from 2013 primarily due to sales of reserves in place of 2.4 Tcf, resulting from Encana’s strategy to refocus on oil and liquids rich plays.

In 2013, Encana’s proved natural gas reserves of approximately 7.9 Tcf decreased 0.9 Tcf from 2012 primarily due to changes in the Company’s development plans and the resulting impact on proved undeveloped reserves bookings.  Extensions and discoveries of 1.0 Tcf were comparable with the prior year and split approximately one-half in the U.S. and one-half in Canada.

In 2012, Encana’s proved natural gas reserves of approximately 8.8 Tcf decreased 4.0 Tcf from 2011 primarily due to the impact of lower 12-month average historical prices and dispositions.

Oil & NGLs Reserves

In 2014, Encana’s proved oil reserves of 205.0 MMbbls increased 127.7 MMbbls from 2013 primarily due to purchases of reserves in place of 148.2 MMbbls.  These purchases took place in the U.S. and were consistent with Encana’s strategy to refocus on oil and liquid rich plays.  In 2014, Encana’s proved NGLs reserves of 156.7 MMbbls increased 13.2 MMbbls from 2013 primarily due to extensions and discoveries of 31.1 MMbbls, which in turn were partially offset by sales net of purchases of reserves in place of 12.4 MMbbls.

In 2013, Encana’s proved oil and NGLs reserves of approximately 220.8 MMbbls increased 10.8 MMbbls from 2012.  Extensions and discoveries of 55.8 MMbbls were split approximately one-half in the U.S. and one-half in Canada.  Revisions and improved recovery was impacted by a decrease in NGLs reserves primarily due to ethane rejection in the U.S.  Ethane rejection is where ethane is not recovered from the production stream as NGLs but is instead sold as natural gas.

In 2012, Encana’s proved oil and NGLs reserves of approximately 210.0 MMbbls increased 76.8 MMbbls from 2011 primarily due to activities in the U.S., including the impact of renegotiated gathering and processing agreements.  The renegotiated agreements result in Encana receiving additional NGLs volumes from the Company’s processed gas, which increased oil and NGLs reserves and reduced natural gas reserves.

Encana Corporation		Annual Information Form (prepared in US$)
D-1

U.S. Protocol Reserves Disclosure

Net Proved Reserves (1,2)

(SEC Constant Pricing; After Royalties)

	Natural Gas (Bcf)			Oil (MMbbls)			NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada	United States	Total
2012
Beginning of year	6,329	6,511	12,840	5.9	38.2	44.1	89.1	-	89.1
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	3.0	(5.0)	(2.0)	(13.0)	43.9	30.9
Extensions and discoveries	638	338	976	7.4	19.3	26.7	18.5	19.9	38.4
Purchase of reserves in place	38	8	46	-	0.1	0.1	-	-	-
Sale of reserves in place	(461)	(321)	(782)	(0.7)	(2.8)	(3.5)	(1.5)	(1.0)	(2.5)
Production	(497)	(593)	(1,090)	(2.6)	(3.8)	(6.4)	(4.5)	(0.4)	(4.9)
End of year	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0
Developed	2,985	2,628	5,613	9.9	25.0	34.9	37.9	18.1	56.0
Undeveloped	1,565	1,614	3,179	3.1	21.0	24.1	50.7	44.3	95.0
Total	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0

2013
Beginning of year	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0
Revisions and improved recovery (4)	(256)	(362)	(618)	2.6	(1.2)	1.4	(9.6)	(16.1)	(25.7)
Extensions and discoveries	499	482	981	11.5	14.3	25.8	16.7	13.3	30.0
Purchase of reserves in place	-	7	7	-	0.5	0.5	-	0.1	0.1
Sale of reserves in place	(295)	(1)	(296)	-	-	-	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(4.3)	(5.1)	(9.4)	(6.8)	(3.5)	(10.3)
End of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
Developed	2,744	2,619	5,363	16.5	31.1	47.6	44.6	24.1	68.7
Undeveloped	1,231	1,258	2,489	6.3	23.4	29.7	42.8	32.0	74.8
Total	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5

2014
Beginning of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
Revisions and improved recovery (5)	250	(511)	(261)	(5.0)	(2.7)	(7.7)	10.9	(2.6)	8.3
Extensions and discoveries	385	493	879	4.7	21.4	26.1	22.3	8.8	31.1
Purchase of reserves in place	6	234	240	-	148.2	148.2	0.1	52.9	53.0
Sale of reserves in place	(885)	(1,473)	(2,358)	(6.6)	(14.2)	(20.8)	(45.5)	(20.0)	(65.4)
Production	(503)	(355)	(858)	(5.0)	(13.1)	(18.0)	(8.6)	(5.0)	(13.6)
End of year	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7
Developed	2,282	1,606	3,887	8.2	112.3	120.5	31.6	53.4	85.0
Undeveloped	947	660	1,607	2.8	81.8	84.5	34.9	36.8	71.7
Total	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7

* Numbers may not add due to rounding

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

(2)                 Encana does not file any estimates of total net proved natural gas, oil and NGLs reserves with any U.S. federal authority or agency other than the SEC.

(3)                 In 2012, revisions and improved recovery of natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average historical natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.

(4)                 In 2013, revisions and improved recovery of natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average historical gas prices and minor positive revisions.

(5)                 In 2014, revisions and improved recovery of natural gas included a reduction of 520 Bcf due to changes in the proved undeveloped reserves bookings in the U.S.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Pricing Assumptions (SEC Constant Pricing)

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs

	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)
Reserve Pricing (2)
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44
2014	4.34	4.63	94.99	96.40

Notes:

(1)   Light Sweet.

(2)   All prices were held constant in all future years when estimating net revenues and reserves.

Proved Undeveloped Reserves

Encana’s proved undeveloped natural gas reserves represented approximately 29 percent of total proved natural gas reserves at December 31, 2014, a decrease from approximately 32 percent at December 31, 2013. At December 31, 2014, approximately 41 percent of Encana’s proved oil reserves were undeveloped, an increase from approximately 38 percent at December 31, 2013.  At December 31, 2014, approximately 46 percent of Encana’s proved NGLs reserves were undeveloped, a decrease from approximately 52 percent at December 31, 2013.

Bookings of proved undeveloped reserves were predicated on economics, technical merit, commercial considerations and development plans.  All of the proved undeveloped reserves at December 31, 2014 are scheduled for development within five years and are attributed to locations that are subject to a development plan adopted by Encana’s management.  In the evaluation of Encana’s reserves at December 31, 2014, the proved undeveloped reserves which have remained or are anticipated to remain undeveloped for five years or more from initial booking are not material.

During 2014, approximately 73.6 MMBOE of proved undeveloped reserves were converted to proved developed reserves.  Investments made during 2014 to convert proved undeveloped reserves to proved developed reserves were approximately $0.4 billion.

Encana Corporation		Annual Information Form (prepared in US$)
D-3

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

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2014	2013	2012	2014	2013	2012

Future cash inflows	19,255	19,039	15,471	26,742	17,217	14,124
Less future:
Production costs	7,456	7,377	6,273	6,673	4,484	4,095
Development costs	3,276	4,515	5,117	4,087	3,982	4,210
Income taxes	1,727	652	-	2,886	1,615	555
Future net cash flows	6,796	6,495	4,081	13,096	7,136	5,264
Less 10% annual discount for estimated timing of cash flows	2,320	1,836	1,079	6,015	2,978	2,249
Discounted future net cash flows	4,476	4,659	3,002	7,081	4,158	3,015

	Total
($ millions)	2014	2013	2012

Future cash inflows	45,997	36,256	29,595
Less future:
Production costs	14,129	11,861	10,368
Development costs	7,363	8,497	9,327
Income taxes	4,613	2,267	555
Future net cash flows	19,892	13,631	9,345
Less 10% annual discount for estimated timing of cash flows	8,335	4,814	3,328
Discounted future net cash flows	11,557	8,817	6,017

Encana Corporation		Annual Information Form (prepared in US$)
D-4

U.S. Protocol Reserves Disclosure

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2014	2013	2012	2014	2013	2012

Balance, beginning of year	4,659	3,002	5,285	4,158	3,015	5,463
Changes resulting from:
Sales of oil and gas produced during the period	(2,120)	(1,649)	(1,808)	(1,746)	(1,490)	(2,223)
Discoveries and extensions, net of related costs	827	725	509	1,429	633	319
Purchases of proved reserves in place	9	-	7	3,052	16	8
Sales and transfers of proved reserves in place	(1,320)	(304)	(155)	(1,902)	(2)	(369)
Net change in prices and production costs	1,777	2,703	(1,364)	2,567	1,891	(2,106)
Revisions to quantity estimates	314	(178)	(1,290)	(616)	(324)	(2,858)
Accretion of discount	515	311	571	503	333	693
Previously estimated development costs incurred, net of change in future development costs	532	417	946	(3)	708	3,021
Other	(36)	14	(7)	24	(68)	(79)
Net change in income taxes	(681)	(382)	308	(385)	(554)	1,146
Balance, end of year	4,476	4,659	3,002	7,081	4,158	3,015

	Total
($ millions)	2014	2013	2012

Balance, beginning of year	8,817	6,017	10,748
Changes resulting from:
Sales of oil and gas produced during the period	(3,866)	(3,139)	(4,031)
Discoveries and extensions, net of related costs	2,256	1,358	828
Purchases of proved reserves in place	3,061	16	15
Sales and transfers of proved reserves in place	(3,222)	(306)	(524)
Net change in prices and production costs	4,344	4,594	(3,470)
Revisions to quantity estimates	(302)	(502)	(4,148)
Accretion of discount	1,018	644	1,264
Previously estimated development costs incurred, net of change in future development costs	529	1,125	3,967
Other	(12)	(54)	(86)
Net change in income taxes	(1,066)	(936)	1,454
Balance, end of year	11,557	8,817	6,017

Encana Corporation		Annual Information Form (prepared in US$)
D-5

U.S. Protocol Reserves Disclosure

Results of Operations

	Canada			United States
($ millions)	2014	2013	2012	2014	2013	2012

Oil and gas revenues, net of royalties, transportation and processing	2,475	2,068	2,205	2,244	2,041	2,713
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	355	419	397	498	551	490
Depreciation, depletion and amortization	625	601	748	992	818	1,102
Impairments	-	-	1,822	-	-	2,842
Operating income (loss)	1,495	1,048	(762)	754	672	(1,721)
Income taxes	376	264	(191)	273	243	(623)
Results of operations	1,119	784	(571)	481	429	(1,098)

	Total
($ millions)	2014	2013	2012

Oil and gas revenues, net of royalties, transportation and processing	4,719	4,109	4,918
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	853	970	887
Depreciation, depletion and amortization	1,617	1,419	1,850
Impairments	-	-	4,664
Operating income (loss)	2,249	1,720	(2,483)
Income taxes	649	507	(814)
Results of operations	1,600	1,213	(1,669)

Encana Corporation		Annual Information Form (prepared in US$)
D-6

U.S. Protocol Reserves Disclosure

Capitalized Costs and Costs Incurred

Capitalized Costs

	Canada			United States
($ millions)	2014	2013	2012	2014	2013	2012
Proved oil and gas properties	18,271	25,003	26,024	24,279	26,529	24,825
Unproved oil and gas properties	478	598	716	5,655	470	579
Total capital cost	18,749	25,601	26,740	29,934	26,999	25,404
Accumulated DD&A	16,566	23,012	23,962	16,260	22,074	21,236
Net capitalized costs	2,183	2,589	2,778	13,674	4,925	4,168

	Other			Total
($ millions)	2014	2013	2012	2014	2013	2012
Proved oil and gas properties	65	71	104	42,615	51,603	50,953
Unproved oil and gas properties	-	-	-	6,133	1,068	1,295
Total capital cost	65	71	104	48,748	52,671	52,248
Accumulated DD&A	65	71	104	32,891	45,157	45,302
Net capitalized costs	-	-	-	15,857	7,514	6,946

Costs Incurred

	Canada			United States (1,2)
($ millions)	2014	2013	2012	2014	2013	2012
Acquisitions
Unproved	15	26	121	5,452	111	235
Proved	6	2	18	5,008	45	5
Total acquisitions	21	28	139	10,460	156	240
Exploration costs	10	22	201	38	412	633
Development costs	1,216	1,343	1,366	1,247	871	1,094
Total costs incurred	1,247	1,393	1,706	11,745	1,439	1,967

				Total (1,2)
($ millions)				2014	2013	2012
Acquisitions
Unproved				5,467	137	356
Proved				5,014	47	23
Total acquisitions				10,481	184	379
Exploration costs				48	434	834
Development costs				2,463	2,214	2,460
Total costs incurred				12,992	2,832	3,673

Notes:

(1)               In 2014, Unproved includes $5,338 million from the acquisition of Athlon.

(2)               In 2014, Proved includes $2,127 million from the acquisition of Athlon.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Developed and Undeveloped Landholdings

The following table summarizes Encana’s developed, undeveloped and total landholdings as at December 31, 2014.

Landholdings (1 - 7)		Developed		Undeveloped		Total
(thousands of acres)		Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	— Crown	1,026	681	1,083	758	2,109	1,439
	— Freehold	1,387	1,260	625	558	2,012	1,818
	— Fee	1	1	2	2	3	3
		2,414	1,942	1,710	1,318	4,124	3,260
British Columbia	— Crown	376	201	983	631	1,359	832
	— Freehold	7	-	-	-	7	-
	— Fee	-	-	1	1	1	1
		383	201	984	632	1,367	833
Newfoundland and Labrador	— Crown	-	-	35	2	35	2
Northwest Territories	— Crown	-	-	45	12	45	12
Nova Scotia	— Crown	20	20	21	10	41	30
Total Canada		2,817	2,163	2,795	1,974	5,612	4,137
United States
Colorado	— Federal/State	207	196	426	395	633	591
	— Freehold	110	101	87	77	197	178
	— Fee	3	3	14	14	17	17
		320	300	527	486	847	786
Louisiana	— Federal/State	1	1	2	2	3	3
	— Freehold	169	94	111	45	280	139
	— Fee	9	6	62	43	71	49
		179	101	175	90	354	191
Mississippi	— Federal/State	-	-	4	1	4	1
	— Freehold	10	8	233	172	243	180
		10	8	237	173	247	181
New Mexico	— Federal/State	49	30	294	170	343	200
	— Freehold	-	-	9	5	9	5
		49	30	303	175	352	205
Texas	— Federal/State	4	3	2	2	6	5
	— Freehold	132	130	80	67	212	197
		136	133	82	69	218	202
Wyoming	— Federal/State	38	28	173	156	211	184
	— Freehold	5	4	15	12	20	16
		43	32	188	168	231	200
Other	— Federal/State	2	1	6	9	8	10
	— Freehold	2	1	2	1	4	2
	— Fee	-	-	1	-	1	-
		4	2	9	10	13	12
Total United States		741	606	1,521	1,171	2,262	1,777
International
Australia		-	-	104	40	104	40
Total International		-	-	104	40	104	40
Total		3,558	2,769	4,420	3,185	7,978	5,954

Encana Corporation	Annual Information Form (prepared in US$)

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

(2)     This table excludes approximately 1,000 gross acres of fee lands with one or more substances or products under lease or sublease, reserving to Encana royalties or other interests.

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

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2014 (3)
Canadian Operations	2	1	1	1	-	-	3	2	2	5	2
USA Operations	2	2	4	-	-	-	6	2	-	6	2
Total	4	3	5	1	-	-	9	4	2	11	4

2013
Canadian Operations	31	15	1	1	-	-	32	16	21	53	16
USA Operations	5	5	43	31	-	-	48	36	-	48	36
Total	36	20	44	32	-	-	80	52	21	101	52

2012
Canadian Operations	20	15	-	-	-	-	20	15	23	43	15
USA Operations	15	9	45	37	1	1	61	47	-	61	47
Total	35	24	45	37	1	1	81	62	23	104	62

Notes:

(1)               “Gross” wells are the total number of wells in which Encana has an interest.

(2)               “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)               At December 31, 2014, Encana was in the process of drilling the following exploratory and development wells: approximately 7 gross wells (7 net wells) in Canada; and approximately 29 gross wells (20 net wells) in the U.S.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Development Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2014 (3)
Canadian Operations	299	255	22	22	-	-	321	277	37	358	277
USA Operations	239	82	144	120	1	-	384	202	11	395	202
Total	538	337	166	142	1	-	705	479	48	753	479

2013
Canadian Operations	329	308	67	66	-	-	396	374	430	826	374
USA Operations	437	201	-	-	-	-	437	201	31	468	201
Total	766	509	67	66	-	-	833	575	461	1,294	575

2012
Canadian Operations	356	325	32	32	-	-	388	357	219	607	357
USA Operations	445	237	-	-	1	1	446	238	18	464	238
Total	801	562	32	32	1	1	834	595	237	1,071	595

Notes:

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          At December 31, 2014, Encana was in the process of drilling the following exploratory and development wells: approximately 7 gross wells (7 net wells) in Canada; and approximately 29 gross wells (20 net wells) in the U.S.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Production Volumes (After Royalties)

The following tables summarize the net daily average production volumes for Encana for the periods indicated.

Production Volumes

(After Royalties)

	2014
(average daily)	Annual	Q4	Q3	Q2	Q1
Produced Gas (MMcf/d)
Canadian Operations	1,378	1,111	1,374	1,463	1,568
USA Operations	972	750	825	1,078	1,241
	2,350	1,861	2,199	2,541	2,809
Oil (Mbbls/d)
Canadian Operations	13.6	9.4	14.7	13.9	16.4
USA Operations	35.8	59.4	47.4	20.3	15.7
	49.4	68.8	62.1	34.2	32.1
NGLs (Mbbls/d)
Canadian Operations	23.6	18.8	27.6	23.5	24.6
USA Operations	13.8	18.8	14.3	10.5	11.2
	37.4	37.6	41.9	34.0	35.8
Oil & NGLs (Mbbls/d)
Canadian Operations	37.2	28.2	42.3	37.4	41.0
USA Operations	49.6	78.2	61.7	30.8	26.9
	86.8	106.4	104.0	68.2	67.9

(average daily)				2013	2012
Produced Gas (MMcf/d)
Canadian Operations				1,432	1,359
USA Operations				1,345	1,622
				2,777	2,981
Oil (Mbbls/d)
Canadian Operations				11.9	7.3
USA Operations				13.9	10.3
				25.8	17.6
NGLs (Mbbls/d)
Canadian Operations				18.5	12.1
USA Operations				9.6	1.3
				28.1	13.4
Oil & NGLs (Mbbls/d)
Canadian Operations				30.4	19.4
USA Operations				23.5	11.6
				53.9	31.0

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Per-Unit Results (After Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(After Royalties)

	2014
	Annual	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)
Canadian Operations
Price, after royalties	4.89	3.93	3.78	4.27	7.17
Production and mineral taxes	0.01	0.01	0.01	-	0.01
Transportation and processing	1.53	1.73	1.47	1.57	1.42
Operating	0.55	0.55	0.52	0.55	0.59
Netback	2.80	1.64	1.78	2.15	5.15
USA Operations
Price, after royalties	4.62	3.95	4.05	4.72	5.34
Production and mineral taxes	0.12	0.17	(0.14)	0.15	0.26
Transportation and processing	1.83	2.16	2.13	1.80	1.46
Operating	0.66	0.75	0.65	0.67	0.61
Netback	2.01	0.87	1.41	2.10	3.01
Total Encana
Price, after royalties	4.78	3.94	3.88	4.46	6.37
Production and mineral taxes	0.06	0.08	(0.05)	0.06	0.12
Transportation and processing	1.66	1.90	1.72	1.67	1.44
Operating	0.60	0.63	0.57	0.60	0.60
Netback	2.46	1.33	1.64	2.13	4.21
Oil ($/bbl)
Canadian Operations
Price, after royalties	82.86	66.03	85.78	90.96	83.06
Production and mineral taxes	1.94	0.30	1.92	3.00	2.01
Transportation and processing	10.62	14.26	8.53	11.89	9.31
Operating	5.73	12.02	5.89	2.85	4.39
Netback	64.57	39.45	69.44	73.22	67.35
USA Operations
Price, after royalties	81.27	66.44	91.55	94.28	89.95
Production and mineral taxes	4.66	3.58	4.72	6.16	6.66
Transportation and processing	-	-	-	-	-
Operating	8.80	9.36	10.16	6.50	5.42
Netback	67.81	53.50	76.67	81.62	77.87
Total Encana
Price, after royalties	81.71	66.38	90.18	92.93	86.43
Production and mineral taxes	3.91	3.13	4.06	4.87	4.29
Transportation and processing	2.92	1.95	2.02	4.84	4.76
Operating	7.96	9.73	9.15	5.01	4.89
Netback	66.92	51.57	74.95	78.21	72.49

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	2014
	Annual	Q4	Q3	Q2	Q1
NGLs ($/bbl) (1)
Canadian Operations
Price, after royalties	53.41	53.24	53.61	51.41	55.25
Production and mineral taxes	-	-	-	-	-
Transportation and processing	1.02	1.76	1.91	0.28	0.13
Operating	-	-	-	-	-
Netback	52.39	51.48	51.70	51.13	55.12
USA Operations
Price, after royalties	38.92	28.54	39.42	44.85	50.58
Production and mineral taxes	2.64	1.84	2.38	3.32	3.75
Transportation and processing	1.42	2.04	2.70	-	-
Operating	-	-	-	-	-
Netback	34.86	24.66	34.34	41.53	46.83
Total Encana
Price, after royalties	48.09	40.87	48.76	49.39	53.79
Production and mineral taxes	0.97	0.92	0.81	1.02	1.17
Transportation and processing	1.17	1.90	2.18	0.20	0.09
Operating	-	-	-	-	-
Netback	45.95	38.05	45.77	48.17	52.53
Oil & NGLs ($/bbl)
Canadian Operations
Price, after royalties	64.16	57.50	64.79	66.13	66.36
Production and mineral taxes	0.71	0.10	0.67	1.12	0.80
Transportation and processing	4.52	5.92	4.21	4.60	3.80
Operating	2.09	4.00	2.05	1.06	1.75
Netback	56.84	47.48	57.86	59.35	60.01
USA Operations
Price, after royalties	69.54	57.30	79.43	77.46	73.61
Production and mineral taxes	4.10	3.16	4.18	5.19	5.46
Transportation and processing	0.39	0.49	0.63	-	-
Operating	6.36	7.11	7.80	4.29	3.16
Netback	58.69	46.54	66.82	67.98	64.99
Total Encana
Price, after royalties	67.24	57.35	73.48	71.23	69.23
Production and mineral taxes	2.65	2.35	2.75	2.95	2.65
Transportation and processing	2.16	1.93	2.09	2.53	2.30
Operating	4.54	6.29	5.46	2.51	2.31
Netback	57.89	46.78	63.18	63.24	61.97

 Note:

   (1)                Operating costs related to Produced Gas are not allocated to NGLs.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average
	2013	2012
Produced Gas ($/Mcf)
Canadian Operations
Price, after royalties	3.35	2.58
Production and mineral taxes	0.01	-
Transportation and processing	1.37	1.12
Operating	0.61	0.67
Netback	1.36	0.79
USA Operations
Price, after royalties	3.81	3.03
Production and mineral taxes	0.16	0.11
Transportation and processing	1.47	1.10
Operating	0.69	0.59
Netback	1.49	1.23
Total Encana
Price, after royalties	3.57	2.83
Production and mineral taxes	0.08	0.06
Transportation and processing	1.42	1.11
Operating	0.65	0.62
Netback	1.42	1.04
Oil ($/bbl)
Canadian Operations
Price, after royalties	83.28	80.25
Production and mineral taxes	2.45	3.00
Transportation and processing	6.89	0.97
Operating	9.11	5.54
Netback	64.83	70.74
USA Operations
Price, after royalties	90.63	86.77
Production and mineral taxes	6.14	7.09
Transportation and processing	-	0.07
Operating	11.84	6.60
Netback	72.65	73.01
Total Encana
Price, after royalties	87.25	84.06
Production and mineral taxes	4.45	5.39
Transportation and processing	3.17	0.44
Operating	10.58	6.16
Netback	69.05	72.07
NGLs ($/bbl) (1)
Canadian Operations
Price, after royalties	53.37	65.15
Production and mineral taxes	-	-
Transportation and processing	0.32	0.62
Operating	-	-
Netback	53.05	64.53
USA Operations
Price, after royalties	40.41	46.42
Production and mineral taxes	2.82	2.94
Transportation and processing	-	-
Operating	-	-
Netback	37.59	43.48
Total Encana
Price, after royalties	48.95	63.37
Production and mineral taxes	0.96	0.28
Transportation and processing	0.21	0.57
Operating	-	-
Netback	47.78	62.52

Note:

(1)  Operating costs related to Produced Gas are not allocated to NGLs.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average
	2013	2012
Oil & NGLs ($/bbl)
Canadian Operations
Price, after royalties	65.06	70.84
Production and mineral taxes	0.96	1.13
Transportation and processing	2.89	0.75
Operating	3.56	2.09
Netback	57.65	66.87
USA Operations
Price, after royalties	70.18	82.33
Production and mineral taxes	4.79	6.63
Transportation and processing	-	0.06
Operating	7.02	5.88
Netback	58.37	69.76
Total Encana
Price, after royalties	67.30	75.12
Production and mineral taxes	2.63	3.18
Transportation and processing	1.63	0.50
Operating	5.07	3.50
Netback	57.97	67.94

Impact of Realized Hedging on Encana’s Netbacks

(After Royalties)

	2014
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	(0.15)	0.24	0.16	(0.33)	(0.53)
USA Operations	(0.24)	0.19	0.12	(0.44)	(0.58)
Total	(0.19)	0.22	0.15	(0.38)	(0.55)
Oil & NGLs ($/bbl)
Canadian Operations	1.36	9.35	(0.31)	(1.22)	(0.09)
USA Operations	3.29	8.94	0.25	(2.28)	0.04
Total	2.46	9.05	0.02	(1.70)	(0.04)

				Annual Average
				2013	2012
Natural Gas ($/Mcf)
Canadian Operations				0.51	1.97
USA Operations				0.53	2.01
Total				0.52	1.99
Oil & NGLs ($/bbl)
Canadian Operations				0.46	-
USA Operations				0.44	-
Total				0.45	-

Note: The Company did not hedge NGLs production for the periods presented.

Encana Corporation	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Appendix E - Audit Committee Mandate

Last updated December 9, 2014.

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

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•	An understanding of generally accepted accounting principles and financial statements;

Encana Corporation	Annual Information Form (prepared in US$)

•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

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

Encana Corporation	Annual Information Form (prepared in US$)

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

The President & Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, the Vice-President, Finance & Comptroller, the Vice-President, Financial Compliance, Governance & Risk or any vice-president holding a similar role in accounting, risk, compliance and/or audit are expected to be available to attend the Committee’s meetings or portions thereof.

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

Encana Corporation	Annual Information Form (prepared in US$)

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

Encana Corporation Management’s Discussion and Analysis For the year ended December 31, 2014 (Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the year ended December 31, 2014 (“Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2013.

The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs” or “NGL”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated March 3, 2015.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and Free Cash Flow, and of Net Earnings Attributable to Common Shareholders to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); billion cubic feet (“Bcf”); trillion cubic feet (“Tcf”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million barrels (“MMbbls”); barrels of oil equivalent (“BOE”) per day (“BOE/d”); thousand barrels of oil equivalent (“MBOE”) per day (“MBOE/d”); million barrels of oil equivalent (“MMBOE”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements and Oil and Gas Information.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity portfolio, focusing capital investments in strategic high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and operating netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at December 31, 2014 can be found in the Results Overview section of this MD&A and in Note 23 to the Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2015 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•                  Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•                  USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•                  Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the year ended December 31, 2014, Encana reported:

•                  Cash Flow of $2,934 million, Operating Earnings of $1,002 million and Net Earnings Attributable to Common Shareholders of $3,392 million.

•                  Average realized natural gas prices, including financial hedges, of $4.59 per Mcf. Average realized oil prices, including financial hedges, of $86.03 per bbl. Average realized NGL prices of $48.09 per bbl.

•                  Average natural gas production volumes of 2,350 MMcf/d and average oil and NGL production volumes of 86.8 Mbbls/d.

•                  Gain on divestitures of approximately $3.4 billion, before tax, primarily related to the sale of Encana’s investment in PrairieSky Royalty Ltd. (“PrairieSky”), the Company’s Bighorn assets and Jonah properties.

•                  Dividends paid of $0.28 per share.

•                  Long-term debt repayments and redemptions totaling approximately $2.5 billion, funded using cash on hand and proceeds of $1.3 billion drawn on the Company’s revolving credit facility.

•                  Cash and cash equivalents of $338 million at year end.

Significant developments for the Company during the year ended December 31, 2014 included the following:

•                  Completed the acquisition of all issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share, on November 13, 2014. As part of the acquisition, Encana also assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. Encana funded the acquisition with cash on hand. On December 16, 2014, Encana completed the redemption of Athlon’s senior notes. Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in Texas.

•                  Completed the secondary offering of 70.2 million common shares of PrairieSky on September 26, 2014 at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion and recognized a gain on divestiture of approximately $2.1 billion, before tax. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky.

During the second quarter of 2014, Encana completed the initial public offering of 59.8 million common shares of PrairieSky at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Subsequent to the initial public offering, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

•                  Completed the acquisition of certain properties in the Eagle Ford shale formation in south Texas (“Eagle Ford”) on June 20, 2014 for approximately $2.9 billion, after closing adjustments. The transaction had an effective date of April 1, 2014.

•                  Closed the sale of the Company’s Bighorn assets located in west central Alberta on September 30, 2014 for approximately $1.7 billion, after closing adjustments, and recognized a gain on divestiture of approximately $1.0 billion, before tax. The transaction had an effective date of May 1, 2014.

•                  Closed the sale of the Jonah properties in Wyoming on May 12, 2014 for proceeds of approximately $1.6 billion, after closing adjustments, and recognized a gain on divestiture of approximately $209 million, before tax.

•                  Closed the majority of the sale of certain properties in East Texas on June 19, 2014 for proceeds of approximately $425 million and closed the balance of the transaction on September 30, 2014 for proceeds of approximately $70 million.

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

•                  Completed a cash tender offer and consent solicitation for the Company’s $1.0 billion 5.80 percent notes with a maturity date of May 1, 2014 and the redemption of all notes not tendered in the tender offer.

•                  Announced an agreement with Ember Resources Inc. to sell certain Clearwater assets located in central and southern Alberta on October 8, 2014. The sale includes the Company’s working interest in approximately 1.2 million net acres of land and over 6,800 producing wells. Encana retains a working interest in approximately 1.1 million net acres in Clearwater. The sale closed on January 15, 2015 and proceeds of approximately C$556 million, after closing adjustments, were received.

•                  Announced an agreement with Veresen Midstream Limited Partnership on December 22, 2014 to sell certain natural gas gathering and compression assets in northeastern British Columbia for approximately C$412 million in cash consideration net to Encana. The transaction is expected to close in the first quarter of 2015, subject to regulatory approval and the satisfaction of normal closing conditions.

As a result of the execution of the strategy announced in November 2013, the Company’s results for the year ended December 31, 2014 reflected the following:

•                  Acquired properties in Eagle Ford and the Permian Basin, which provide significant oil reserves to the Company.

•                  Divested natural gas-weighted properties in Jonah, East Texas and Bighorn.

•                  Completed the initial public offering and secondary offering of common shares of PrairieSky, providing a source of funding for subsequent acquisition transactions.

•                  Focused capital spending on seven growth assets, totaling approximately $2.2 billion, or 86 percent of total capital investment.

•                  Reported oil and NGL production volumes of 86.8 Mbbls/d, an increase of 61 percent from 2013. Average oil and NGL production volumes were 18 percent of total production in 2014 compared to 10 percent in 2013.

•                  Achieved total operating and administrative cost savings of approximately $150 million attributable to workforce reductions and operating efficiencies, of which approximately $45 million is reflected in operating expense, $35 million in administrative expense and $70 million in capital costs.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

Financial Results

	2014					2013					2012

($ millions, except as indicated)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash Flow (1)	$ 2,934	$ 377	$ 807	$ 656	$ 1,094	$ 2,581	$ 677	$ 660	$ 665	$ 579	$ 3,537
$ per share - diluted	3.96	0.51	1.09	0.89	1.48	3.50	0.91	0.89	0.90	0.79	4.80

Operating Earnings (1)	1,002	35	281	171	515	802	226	150	247	179	997
$ per share - diluted	1.35	0.05	0.38	0.23	0.70	1.09	0.31	0.20	0.34	0.24	1.35

Net Earnings (Loss) Attributable to Common Shareholders	3,392	198	2,807	271	116	236	(251)	188	730	(431)	(2,794)
$ per share - basic & diluted	4.58	0.27	3.79	0.37	0.16	0.32	(0.34)	0.25	0.99	(0.59)	(3.79)

Revenues, Net of Royalties	8,019	2,254	2,285	1,588	1,892	5,858	1,423	1,392	1,984	1,059	5,160

Realized Hedging Gain (Loss), before tax	(91)	124	28	(102)	(141)	544	174	175	52	143	2,161
Unrealized Hedging Gain (Loss), before tax	444	489	231	9	(285)	(345)	(301)	(128)	469	(385)	(1,465)

Upstream Operating Cash Flow	3,918	821	982	800	1,315	3,192	901	794	788	709	4,084
Upstream Operating Cash Flow Excluding Realized Hedging (1)	3,999	694	952	898	1,455	2,652	728	622	737	565	1,931

Capital Investment	2,526	857	598	560	511	2,712	717	641	639	715	3,476
Net Acquisitions & (Divestitures) (2)	(1,329)	50	(2,007)	652	(24)	(521)	(72)	(51)	(312)	(86)	(3,664)

Free Cash Flow (1)	408	(480)	209	96	583	(131)	(40)	19	26	(136)	61

Ceiling Test Impairments, after tax	-	-	-	-	-	-	-	-	-	-	(3,179)
Gain (Loss) on Divestitures, after tax	2,523	(11)	2,399	135	-	-	-	-	-	-	-

Total Assets	24,621					17,648					18,700
Total Debt	7,340					7,124					7,675
Cash & Cash Equivalents	338					2,566					3,179

Production Volumes
Natural Gas (MMcf/d)	2,350	1,861	2,199	2,541	2,809	2,777	2,744	2,723	2,766	2,877	2,981
Oil & NGLs (Mbbls/d)
Oil	49.4	68.8	62.1	34.2	32.1	25.8	33.0	27.2	22.9	20.0	17.6
NGLs	37.4	37.6	41.9	34.0	35.8	28.1	33.0	31.0	24.7	23.5	13.4
Total Oil & NGLs	86.8	106.4	104.0	68.2	67.9	53.9	66.0	58.2	47.6	43.5	31.0
Total Production (MBOE/d)	478.5	416.7	470.6	491.8	536.1	516.7	523.4	512.1	508.6	523.0	527.9

Production Mix (%)
Natural Gas	82	74	78	86	87	90	87	89	91	92	94
Oil & NGLs	18	26	22	14	13	10	13	11	9	8	6

(1)          A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(2)          Excluding the impact of the PrairieSky divestiture and Athlon acquisition as discussed in the Net Capital Investment section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, non-cash ceiling test impairments and gains or losses on divestitures, which are provided in the Financial Results table and Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Critical Accounting Estimates section of this MD&A. Quarterly net earnings are also impacted by acquisition and divestiture transactions, which are discussed in the Net Capital Investment section of this MD&A.

Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent. The Company’s after-tax non-cash ceiling test impairment in 2012 primarily resulted from the decline in the 12-month average trailing natural gas prices.

In the last half of 2014, commodity prices have generally declined. Further declines in the 12-month average trailing commodity prices could reduce proved reserves values and result in the recognition of future ceiling test impairments. Future ceiling test impairments can also result from changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from oil and gas divestitures are generally deducted from the Company’s capitalized costs and can reduce the risk of ceiling test impairments.

Q4 2014 versus Q4 2013

Cash Flow of $377 million decreased $300 million in the three months ended December 31, 2014 primarily due to the following significant items:

•     Average realized natural gas prices, excluding financial hedges, were $3.94 per Mcf compared to $3.69 per Mcf in 2013 reflecting higher benchmark prices for AECO and NYMEX. Higher realized natural gas prices increased revenues $44 million. Average realized liquids prices, excluding financial hedges, were $57.35 per bbl compared to $65.58 per bbl in 2013 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $105 million.

•    Average natural gas production volumes of 1,861 MMcf/d decreased 883 MMcf/d from 2,744 MMcf/d in 2013 primarily due to divestitures resulting from the Company’s strategic transition to a more balanced commodity portfolio and natural declines. Lower natural gas volumes decreased revenues $303 million. Average oil and NGL production volumes of 106.4 Mbbls/d increased 40.4 Mbbls/d from 66.0 Mbbls/d in 2013 primarily due to acquisitions and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures and the sale of the Company’s investment in PrairieSky. Higher oil and NGL volumes increased revenues $267 million.

•     Realized financial hedging gains before tax were $124 million compared to $174 million in 2013.

•    Transportation and processing expense decreased $49 million primarily due to divestitures and the lower U.S./Canadian dollar exchange rate, partially offset by higher liquids volumes processed.

•     Administrative expense decreased $109 million primarily due to lower restructuring charges of $68 million. The decrease also reflects lower non-cash long-term compensation costs resulting from the decrease in the Encana share price.

•     Interest expense increased $113 million primarily due to a one-time outlay associated with the early redemption of senior notes assumed in conjunction with the acquisition of Athlon.

•    Other expense increased $56 million primarily due to transaction costs of $31 million associated with the acquisition of Athlon. The increase also reflects non-cash reclamation charges relating to non-producing assets.

•     Current tax expense was $2 million compared to a recovery of $25 million in 2013. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP Measures section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

Operating Earnings of $35 million decreased $191 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for the fourth quarter of 2014 were also impacted by higher depreciation, depletion and amortization (“DD&A”), a foreign exchange gain on the revaluation of other monetary assets, lower long-term compensation costs and deferred tax. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Earnings Attributable to Common Shareholders of $198 million increased $449 million primarily due to unrealized hedging gains and the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for the fourth quarter of 2014 were also impacted by deferred tax.

2014 versus 2013

Cash Flow of $2,934 million increased $353 million in the year ended December 31, 2014 primarily due to the following significant items:

•     Average realized natural gas prices, excluding financial hedges, were $4.78 per Mcf compared to $3.57 per Mcf in 2013 reflecting higher benchmark prices, including the impact of higher realized prices from Deep Panuke production. Higher realized natural gas prices increased revenues $1,067 million. Average realized liquids prices, excluding financial hedges, were $67.24 per bbl compared to $67.30 per bbl in 2013 reflecting lower WTI prices. Lower realized liquids prices decreased revenues $23 million.

•     Average natural gas production volumes of 2,350 MMcf/d decreased 427 MMcf/d from 2,777 MMcf/d in 2013 primarily due to divestitures resulting from the Company’s strategic transition to a more balanced commodity portfolio and natural declines, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $602 million. Average oil and NGL production volumes of 86.8 Mbbls/d increased 32.9 Mbbls/d from 53.9 Mbbls/d in 2013 primarily due to acquisitions and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures and the sale of the Company’s investment in PrairieSky. Higher oil and NGL volumes increased revenues $829 million.

•     Realized financial hedging losses before tax were $91 million compared to gains of $544 million in 2013.

•    Operating expense decreased $124 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, divestitures and the lower U.S./Canadian dollar exchange rate, partially offset by acquisitions. The decrease also reflects lower non-cash long-term compensation costs resulting from the decrease in the Encana share price.

•     Administrative expense decreased $112 million primarily due to lower restructuring charges of $52 million and the lower U.S./Canadian dollar exchange rate. The decrease also reflects lower non-cash long-term compensation costs resulting from the decrease in the Encana share price.

•     Interest expense increased $91 million primarily due to a one-time outlay associated with the early redemption of senior notes assumed in conjunction with the acquisition of Athlon.

•    Other expense increased $70 million primarily due to transaction costs of $40 million associated with the acquisitions of Athlon and Eagle Ford. The increase also reflects non-cash reclamation charges relating to non-producing assets.

•     Current tax expense was $243 million compared to a recovery of $191 million in 2013 as discussed in the Other Operating Results section of this MD&A. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP Measures section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

Operating Earnings of $1,002 million increased $200 million primarily due to the items discussed in the Cash Flow section. Operating Earnings for 2014 were also impacted by a higher foreign exchange gain on the revaluation of other monetary assets and higher DD&A. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Earnings Attributable to Common Shareholders of $3,392 million increased $3,156 million primarily due to gains on divestitures as well as the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders for 2014 were also impacted by unrealized hedging gains, a higher after-tax non-operating foreign exchange loss and deferred tax.

2013 versus 2012

Cash Flow of $2,581 million decreased $956 million in the year ended December 31, 2013 primarily due to the following significant items:

•     Average realized natural gas prices, excluding financial hedges, were $3.57 per Mcf compared to $2.83 per Mcf in 2012 reflecting higher benchmark prices which increased revenues $790 million. Average realized liquids prices, excluding hedges, were $67.30 per bbl compared to $75.12 per bbl in 2012 which decreased revenues $168 million.

•     Average natural gas production volumes of 2,777 MMcf/d decreased 204 MMcf/d from 2,981 MMcf/d in 2012 primarily due to the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012, successful drilling programs and production from the Deep Panuke offshore natural gas facility in 2013. Lower natural gas volumes decreased revenues $208 million. Average oil and NGL production volumes of 53.9 Mbbls/d increased 22.9 Mbbls/d from 31.0 Mbbls/d in 2012 primarily due to successful drilling programs in oil and liquids rich natural gas plays, the extraction of additional liquids volumes processed through third party facilities and additional NGL volumes resulting from new and renegotiated gathering and processing agreements. Higher oil and NGL volumes increased revenues $640 million.

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

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

Prices and Foreign Exchange Rates

	2014					2013					2012
(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$ 4.59	$ 4.16	$ 4.03	$ 4.08	$ 5.82	$ 4.09	$ 4.34	$ 4.00	$ 4.17	$ 3.86	$ 4.82
Oil & NGLs ($/bbl)
Oil	86.03	80.38	90.22	89.55	86.34	88.19	85.39	90.42	88.27	89.71	84.06
NGLs	48.09	40.87	48.76	49.39	53.79	48.95	48.59	46.35	49.63	52.24	63.37
Total Oil & NGLs	69.70	66.40	73.50	69.53	69.19	67.75	67.01	66.95	68.25	69.45	75.12
Total ($/BOE)	35.21	35.55	35.06	30.75	39.22	29.05	31.23	28.85	29.08	27.00	31.62

Excluding Hedging
Natural Gas ($/Mcf)	4.78	3.94	3.88	4.46	6.37	3.57	3.69	3.26	3.99	3.35	2.83
Oil & NGLs ($/bbl)
Oil	81.71	66.38	90.18	92.93	86.43	87.25	82.54	96.09	85.89	84.46	84.06
NGLs	48.09	40.87	48.76	49.39	53.79	48.95	48.59	46.35	49.63	52.24	63.37
Total Oil & NGLs	67.24	57.35	73.48	71.23	69.23	67.30	65.58	69.60	67.10	67.04	75.12
Total ($/BOE)	35.67	32.25	34.36	32.93	42.12	26.20	27.63	25.23	27.99	23.97	20.40

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.41	4.00	4.06	4.67	4.94	3.65	3.60	3.58	4.09	3.34	2.79
AECO (C$/Mcf)	4.42	4.01	4.22	4.68	4.76	3.16	3.15	2.82	3.59	3.08	2.40
Algonquin City Gate ($/MMBtu) (1)	8.06	4.99	2.97	4.23	20.28	6.97	7.80	3.98	4.63	11.56	3.94
Basis Differential ($/MMBtu)
AECO/NYMEX	0.39	0.44	0.16	0.40	0.60	0.57	0.59	0.89	0.56	0.27	0.38

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	93.00	73.15	97.17	102.99	98.68	97.97	97.46	105.81	94.17	94.36	94.21
Edmonton Light Sweet (C$/bbl)	94.57	75.69	97.16	105.61	99.83	93.11	86.58	103.65	92.67	87.43	87.02

Foreign Exchange
Average U.S./Canadian Dollar Exchange Rate	0.905	0.881	0.918	0.917	0.906	0.971	0.953	0.963	0.977	0.992	1.000

(1)   The Algonquin City Gate benchmark reflects the daily average price for sales of production from Atlantic Canada. Encana’s operations at Deep Panuke in Atlantic Canada commenced in Q4 2013.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2014, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2013. Hedging activities reduced Encana’s average realized natural gas price $0.19 per Mcf in 2014. Realized natural gas prices for production from Deep Panuke were $8.34 per Mcf in 2014, which increased Encana’s average realized natural gas price $0.31 per Mcf in 2014. The Deep Panuke offshore natural gas facility commenced commercial operations in December 2013.

In 2014, Encana’s average realized oil price, excluding hedging, reflected generally lower benchmark prices compared to 2013. Hedging activities contributed $4.32 per bbl to Encana’s average realized oil price in 2014.

In 2013, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2012. Hedging activities contributed $0.52 per Mcf to the average realized natural gas price in 2013. Encana’s average realized oil price, excluding hedging for 2013, reflected higher benchmark prices. Hedging activities contributed $0.94 per bbl to the average realized oil price in 2013. The Company’s 2013 NGLs price reflected a lower proportion of higher value condensate included in the total NGL product mix.

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

At December 31, 2014, Encana has hedged approximately 1,062 MMcf/d of expected 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per Mcf. In addition, Encana has hedged approximately 12.3 Mbbls/d of expected 2015 oil production using WTI fixed price contracts at an average price of $92.88 per bbl and approximately 1.2 Mbbls/d of expected 2016 oil production at an average price of $92.35 per bbl. At February 24, 2015, Encana has hedged approximately 1,044 MMcf/d of expected February to December 2015 natural gas production using NYMEX fixed price contracts at an average price of $4.29 per Mcf. In addition, Encana has hedged approximately 55.3 Mbbls/d of expected February to December 2015 oil production using WTI fixed price contracts at an average price of $62.18 per bbl and approximately 1.2 Mbbls/d of expected 2016 oil production at an average price of $92.35 per bbl.

The Company’s hedging program helps sustain Cash Flow and operating netbacks during periods of lower prices. For additional information, see the Risk Management – Financial Risks section of this MD&A.

Foreign Exchange

As disclosed in the Prices and Foreign Exchange Rates table, the average U.S./Canadian dollar exchange rate decreased 0.066 in 2014 compared to 2013 and 0.029 in 2013 compared to 2012. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same periods in the prior years.

	2014		2013		2012
	$ millions	$/BOE	$ millions	$/BOE	$ millions	$/BOE

Increase (Decrease) in:
Capital Investment	$ (100)		$ (45)		$ (18)
Transportation and Processing Expense	(51)	$ (0.29)	(17)	$ (0.09)	(5)	$ (0.03)
Operating Expense	(25)	(0.14)	(10)	(0.05)	(3)	(0.02)
Administrative Expense	(23)	(0.13)	(12)	(0.06)	(3)	(0.02)
Depreciation, Depletion and Amortization	(41)	(0.23)	(23)	(0.10)	(8)	(0.04)

Price Sensitivities

Natural gas and liquids prices fluctuate in response to changing market forces, creating varying impacts on Encana’s financial results. The Company’s potential exposure to commodity price fluctuations is summarized in the table below, which shows the estimated effects that certain price changes would have had on the Company’s Cash Flow and Operating Earnings for 2014. The price sensitivities below are based on business conditions, transactions and production volumes during 2014. Accordingly, these sensitivities may not be indicative of financial results for other periods, under other economic circumstances or with additional fluctuations in commodity prices.

		Impact On
($ millions, except as indicated)	Price Change (1)	Cash Flow	Operating Earnings

Increase or Decrease in:
NYMEX Natural Gas Price	+/- $0.50/Mcf	$ 4	$ 4
WTI Oil Price	+/- $10.00/bbl	121	83

(1)     Assumes only one variable changes while all other variables are held constant.

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

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

As required by Canadian regulatory standards, Encana’s disclosure of reserves data is in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Encana’s 2014 Canadian protocol disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana’s Annual Information Form (“AIF”). Canadian standards require reconciliations in this section to include barrels of oil equivalent. The natural gas volumes have been converted to barrels of oil equivalent on the basis of six Mcf to one bbl based on an energy equivalency conversion method primarily applicable at the burner tip. This energy equivalency conversion method does not represent value equivalency, as the current price of oil and NGLs compared to natural gas is significantly higher.

Supplementary oil and gas information, including proved reserves on an after royalties basis, is provided in accordance with U.S. disclosure requirements in Note 26 to the December 31, 2014 Consolidated Financial Statements. As Encana follows U.S. GAAP full cost accounting for oil and gas activities, the U.S. protocol reserves estimates are key inputs to the Company’s depletion and ceiling test impairment calculations.

The Canadian standards require the use of forecast prices in the estimation of reserves and the disclosure of before and after royalties volumes. The U.S. standards require the use of 12-month average trailing prices in the estimation of reserves and the disclosure of after royalties volumes. The following sections provide Encana’s Canadian protocol and U.S. protocol reserves quantities.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

Canadian Protocol Reserves Quantities

Proved Reserves by Country (1)

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2014	2013	2012	2014	2013	2012

Canada	3,752	5,031	6,730	97.2	141.1	126.3
United States	2,712	4,887	6,660	357.6	136.2	156.2
Total	6,463	9,918	13,390	454.7	277.3	282.5

(1)               Numbers may not add due to rounding.

Proved Reserves Reconciliation (1)

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (MMBOE)

December 31, 2013	5,031	4,887	9,918	141.1	136.2	277.3	1,930.3
Extensions and improved recovery	391	594	986	27.3	30.0	57.3	221.6
Discoveries	28	-	28	4.7	-	4.7	9.4
Technical revisions	(171)	(662)	(833)	(5.7)	(0.1)	(5.7)	(144.6)
Economic factors	(58)	(69)	(127)	(0.5)	(1.4)	(1.9)	(23.1)
Acquisitions	7	300	307	0.1	257.7	257.8	309.0
Dispositions	(932)	(1,903)	(2,835)	(56.6)	(42.4)	(99.0)	(571.5)
Production	(544)	(436)	(980)	(13.2)	(22.5)	(35.7)	(199.0)
December 31, 2014	3,752	2,712	6,463	97.2	357.6	454.7	1,532.0

(1)   Numbers may not add due to rounding.

Encana’s 2014 proved natural gas reserves before royalties of approximately 6.5 Tcf decreased 3.5 Tcf from 2013 primarily due to dispositions of approximately 2.8 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio. Extensions and improved recovery and discoveries of approximately 1.0 Tcf were mostly offset by negative technical revisions of approximately 0.8 Tcf primarily due to revised development plans. Extensions and improved recovery and discoveries replaced 103 percent of production before royalties during the year.

Encana’s 2014 proved oil and NGL reserves before royalties of approximately 454.7 MMbbls increased 177.4 MMbbls from 2013 primarily due to acquisitions of approximately 257.8 MMbbls, partially offset by dispositions of approximately 99.0 MMbbls resulting from the Company’s strategic transition to a more balanced commodity portfolio. Extensions and improved recovery and discoveries of approximately 62.0 MMbbls replaced 174 percent of production before royalties during the year.

Proved Reserves by Country (1)

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2014	2013	2012	2014	2013	2012

Canada	3,252	4,550	6,207	76.2	122.2	113.1
United States	2,270	4,026	5,410	280.3	112.7	127.3
Total	5,522	8,576	11,617	356.5	234.9	240.4

(1)               Numbers may not add due to rounding.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

Proved Reserves Reconciliation (1)

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (MMBOE)

December 31, 2013	4,550	4,026	8,576	122.2	112.7	234.9	1,664.2
Extensions and discoveries	371	475	847	25.4	24.4	49.7	190.8
Revisions (2)	(233)	(619)	(852)	(2.8)	(1.8)	(4.6)	(146.6)
Acquisitions	6	231	237	0.1	198.0	198.1	237.5
Dispositions	(938)	(1,488)	(2,427)	(55.1)	(34.8)	(89.9)	(494.3)
Production	(503)	(355)	(858)	(13.6)	(18.1)	(31.7)	(174.6)
December 31, 2014	3,252	2,270	5,522	76.2	280.3	356.5	1,276.9

(1)          Numbers may not add due to rounding.

(2)          Includes economic factors.

Encana’s 2014 proved natural gas reserves after royalties of approximately 5.5 Tcf decreased 3.1 Tcf from 2013 primarily due to dispositions of approximately 2.4 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio. Negative revisions of approximately 0.9 Tcf were mainly due to revised development plans and were offset by extensions and discoveries of approximately 0.8 Tcf. Extensions and discoveries replaced 99 percent of production after royalties during the year.

Encana’s 2014 proved oil and NGL reserves after royalties of approximately 356.5 MMbbls increased 121.6 MMbbls from 2013 primarily due to acquisitions of approximately 198.1 MMbbls, partially offset by dispositions of approximately 89.9 MMbbls resulting from the Company’s strategic transition to a more balanced commodity portfolio. Extensions and discoveries of approximately 49.7 MMbbls replaced 157 percent of production after royalties during the year.

Forecast Prices

The reference prices below were utilized in the determination of reserves.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

2012 Price Assumptions
2013	3.75	3.38	90.00	85.00
2014 - 2022	4.25 - 6.27	3.83 - 5.64	92.50 - 104.57	91.50 - 103.57
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2013 Price Assumptions
2014	4.25	4.03	97.50	92.76
2015 - 2023	4.50 - 5.97	4.26 - 5.66	97.50 - 104.57	97.37 - 106.93
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2014 Price Assumptions
2015	3.31	3.31	62.50	64.71
2016 - 2024	3.75 - 5.68	3.77 - 5.71	75.00 - 104.57	80.00 - 112.67
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

U.S. Protocol Reserves Quantities

Proved Reserves by Country (1)

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2014	2013	2012	2014	2013	2012

Canada	3,229	3,975	4,550	77.5	110.2	101.6
United States	2,265	3,877	4,242	284.3	110.6	108.4
Total	5,494	7,852	8,792	361.7	220.8	210.0

(1)               Numbers may not add due to rounding.

Proved Reserves Reconciliation (1)

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total

December 31, 2013	3,975	3,877	7,852	110.2	110.6	220.8
Revisions and improved recovery	250	(511)	(261)	5.9	(5.3)	0.5
Extensions and discoveries	385	493	879	27.0	30.2	57.2
Purchase of reserves in place	6	234	240	0.1	201.0	201.1
Sale of reserves in place	(885)	(1,473)	(2,358)	(52.1)	(34.1)	(86.2)
Production	(503)	(355)	(858)	(13.6)	(18.1)	(31.7)
December 31, 2014	3,229	2,265	5,494	77.5	284.3	361.7

(1)               Numbers may not add due to rounding.

Encana’s 2014 proved natural gas reserves after royalties of approximately 5.5 Tcf decreased 2.4 Tcf from 2013 primarily due to the sale of reserves in place of approximately 2.4 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio. Extensions and discoveries of approximately 0.9 Tcf replaced 102 percent of production after royalties during the year.

Encana’s 2014 proved oil and NGL reserves after royalties of approximately 361.7 MMbbls increased 140.9 MMbbls from 2013 primarily due to the purchase of reserves in place of approximately 201.1 MMbbls, partially offset by the sale of reserves in place of approximately 86.2 MMbbls resulting from the Company’s strategic transition to a more balanced commodity portfolio. Extensions and discoveries of approximately 57.2 MMbbls replaced 180 percent of production after royalties during the year.

12-Month Average Trailing Prices

The reference prices below were utilized in the determination of reserves. The 12-month average trailing price is calculated as the average of the prices on the first day of each month within the trailing 12-month period.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44
2014	4.34	4.63	94.99	96.40

(1)               All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

Production Volumes

(average daily, after royalties)	2014	2013	2012

Natural Gas (MMcf/d)	2,350	2,777	2,981

Oil (Mbbls/d)	49.4	25.8	17.6
NGLs (Mbbls/d)	37.4	28.1	13.4
Total Oil & NGLs (Mbbls/d)	86.8	53.9	31.0

Total Production (MBOE/d)	478.5	516.7	527.9

Production Mix (%)
Natural Gas	82	90	94
Oil & NGLs	18	10	6

Production Volumes by Play

(average daily, after royalties)	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)
	2014	2013	2012	2014	2013	2012

Canadian Operations
Montney	514	463	404	18.7	10.0	3.9
Duvernay	11	4	1	2.1	0.7	0.2
Other Upstream Operations
Clearwater	292	335	374	8.6	9.9	8.6
Bighorn	158	255	242	7.5	8.9	5.8
Deep Panuke	190	41	-	-	-	-
Other and emerging	213	334	338	0.3	0.9	0.9
Total Canadian Operations	1,378	1,432	1,359	37.2	30.4	19.4

USA Operations
Eagle Ford	19	-	-	19.8	-	-
Permian	5	-	-	3.5	-	-
DJ Basin	43	39	41	11.6	8.4	3.1
San Juan	8	3	-	3.9	1.4	0.2
Other Upstream Operations
Piceance	402	455	475	5.0	5.1	2.2
Haynesville	311	348	475	-	-	-
Jonah	100	323	411	1.8	4.7	4.1
East Texas	57	136	167	0.5	1.0	0.5
Other and emerging	27	41	53	3.5	2.9	1.5
Total USA Operations	972	1,345	1,622	49.6	23.5	11.6
Total Production Volumes	2,350	2,777	2,981	86.8	53.9	31.0

Total Production Volumes – Growth Assets	600	509	446	61.4	21.5	8.1

The Production Volumes by Play presentation has been updated to align with the Company’s business strategy. The table above reflects the Eagle Ford and Permian acquisitions as well as Montney, Duvernay, DJ Basin and San Juan, which have been segregated for presentation in 2014 as Encana focuses capital on these specific growth assets. Growth assets also includes the Tuscaloosa Marine Shale (“TMS”) reported within Other and emerging results in the USA Operations. Other Upstream Operations includes production volumes from plays that are not part of the Company’s current strategic focus as well as prospective plays that are under appraisal.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

The production volumes associated with the lands transferred to PrairieSky were included in Encana’s Clearwater play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

2014 versus 2013

In 2014, average natural gas production volumes of 2,350 MMcf/d decreased 427 MMcf/d from 2013 primarily due to divestitures resulting from the Company’s strategic transition to a more balanced commodity portfolio and natural declines, partially offset by production from Deep Panuke. The Canadian Operations volumes were lower in 2014 primarily due to the sale of the Bighorn assets, the sale of the Jean Marie natural gas assets and natural declines, partially offset by higher production volumes from Deep Panuke and a successful drilling program in Montney. The USA Operations volumes were lower in 2014 primarily due to the sale of the Jonah and East Texas properties and natural declines mainly in Piceance and Haynesville.

In 2014, average oil and NGL production volumes of 86.8 Mbbls/d increased 32.9 Mbbls/d from 2013 primarily due to acquisitions and successful drilling programs in oil and liquids rich natural gas plays, partially offset by divestitures. The Canadian Operations volumes were higher in 2014 primarily due to successful drilling programs, mainly in Montney, partially offset by the sale of the Bighorn assets. The Canadian Operations volumes were also impacted by the sale of the Company’s investment in PrairieSky, partially offset by higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky. The USA Operations volumes were higher in 2014 primarily due to the acquisition of Eagle Ford and the Permian assets and successful drilling programs in the DJ Basin and San Juan, partially offset by the sale of the Jonah properties.

2013 versus 2012

In 2013, average natural gas production volumes of 2,777 MMcf/d decreased 204 MMcf/d from 2012 primarily due to the Company’s capital investment focus in oil and liquids rich natural gas plays, a reduced capital investment program and natural declines, partially offset by shut-in production volumes in 2012. The Canadian Operations volumes were higher primarily due to successful drilling programs, production volumes from Deep Panuke and shut-in production volumes in 2012, partially offset by natural declines and the sale of the Jean Marie natural gas assets. The USA Operations volumes were lower primarily due to natural declines, partially offset by shut-in production volumes in 2012.

In 2013, average oil and NGL production volumes of 53.9 Mbbls/d increased 22.9 Mbbls/d from 2012. The Canadian Operations volumes were higher primarily due to the extraction of additional liquids volumes in Bighorn and Montney and successful drilling programs in Montney and Clearwater. The USA Operations volumes were higher primarily due to successful drilling programs in oil and liquids rich natural gas plays and new and renegotiated gathering and processing agreements which resulted in additional NGL volumes primarily in Piceance and Jonah.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

Net Capital Investment

($ millions)	2014	2013	2012

Canadian Operations	$ 1,226	$ 1,365	$ 1,567
USA Operations	1,285	1,283	1,727
Market Optimization	-	3	7
Corporate & Other	15	61	175
Capital Investment	2,526	2,712	3,476
Acquisitions	3,016	184	379
Divestitures	(4,345)	(705)	(4,043)
Net Acquisitions & (Divestitures)	(1,329)	(521)	(3,664)
Net Capital Investment	$ 1,197	$ 2,191	$ (188)

Capital Investment by Play

($ millions)	2014	2013 (1)	2012 (1)

Canadian Operations
Montney	$ 776	$ 565	$ 416
Duvernay	328	155	224
Other Upstream Operations
Clearwater	48	193	220
Bighorn	22	304	363
Deep Panuke	8	46	55
Other and emerging	44	102	289
Total Canadian Operations	$ 1,226	$ 1,365	$ 1,567

USA Operations
Eagle Ford	$ 274	$ -	$ -
Permian	117	-	-
DJ Basin	277	181	133
San Juan	287	166	84
Other Upstream Operations
Piceance	48	266	360
Haynesville	51	220	349
Jonah	25	58	116
East Texas	9	106	172
Other and emerging	197	286	513
Total USA Operations	$ 1,285	$ 1,283	$ 1,727
Capital Investment – Growth Assets	$ 2,160	$ 1,165	$ 1,010

(1)          2013 and 2012 capital reflect the reclassification of capitalized operating costs from Other and emerging to the plays presented.

The Capital Investment by Play presentation has been updated to align with the Company’s business strategy. The table above reflects the Eagle Ford and Permian acquisitions as well as Montney, Duvernay, DJ Basin and San Juan, which have been segregated for presentation in 2014 as Encana focuses capital on these specific growth assets. Growth assets also includes the TMS reported within Other and emerging results in the USA Operations. For the year ended December 31, 2014, capital investment in the TMS was $101 million (2013 – $98 million; 2012 – $153 million). Other Upstream Operations includes capital investment from plays that are not part of the Company’s current strategic focus as well as prospective plays that are under appraisal.

Capital investment associated with the lands transferred to PrairieSky was included in Encana’s Clearwater play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

2014

Capital investment during 2014 was $2,526 million compared to $2,712 million in 2013. The Company’s disciplined capital spending focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. During 2014, capital spending in the Company’s growth assets totaled $2,160 million, representing approximately 86 percent of the Company’s capital investment.

Acquisitions

Acquisitions in 2014 were $21 million in the Canadian Operations and $2,995 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

The USA Operations included approximately $2.9 billion, after closing adjustments, related to the acquisition of Eagle Ford. The Eagle Ford acquisition included 45,500 net acres located in the Eagle Ford shale formation in south Texas and provides significant oil reserves to the Company. Further information on the acquisition of Eagle Ford, including unaudited pro forma financial information, can be found in Note 3 to the Consolidated Financial Statements.

Divestitures

Divestitures in 2014 were $1,847 million in the Canadian Operations and $2,264 million in the USA Operations, which primarily included the sale of land and properties to balance the commodity mix in support of the Company’s business strategy.

The Canadian Operations included approximately $1.7 billion, after closing adjustments, for the sale of the Company’s Bighorn assets in west central Alberta which comprised approximately 360,000 net acres of land along with Encana’s working interests in pipelines, facilities and service arrangements.

The USA Operations included approximately $1.6 billion, after closing adjustments, for the sale of the Jonah properties and approximately $495 million for the sale of certain properties in East Texas. The Jonah properties comprised approximately 19,000 net developed acres and 1,200 net wells as well as approximately 102,000 net undeveloped acres in Wyoming. The East Texas properties represented approximately 91,000 net acres located primarily in the Leon and Robertson counties of East Texas.

Amounts received from the Company’s divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for divestitures that resulted in a significant alteration between capitalized costs and proved reserves in the respective country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the year ended December 31, 2014, Encana recognized a gain of approximately $1,014 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the year ended December 31, 2014, Encana recognized a gain of approximately $209 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

Other 2014 Capital Transactions

The following transactions involve the acquisition or disposition of common shares and, therefore, are excluded from the Net Capital Investment table.

Acquisition of Athlon

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon for $5.93 billion, or $58.50 per share. As part of the acquisition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. The acquisition of Athlon added approximately 137,000 net acres in the Permian Basin in Texas to Encana’s portfolio. The fair value of the assets acquired was $9,405 million including proved and unproved properties totaling $7,462 million and goodwill of $1,724 million. Goodwill arose from the requirement to recognize deferred taxes on the difference between the fair value of the assets acquired and liabilities assumed and the respective carry-over tax basis. Further information on the acquisition of Athlon, including unaudited pro forma financial information, can be found in Note 3 to the Consolidated Financial Statements.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer holds an interest in PrairieSky. As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

During the second quarter of 2014, PrairieSky acquired Encana’s royalty business with assets in Clearwater located predominantly in central and southern Alberta. Subsequently, Encana completed the initial public offering of 59.8 million common shares at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. Encana retained 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest. For the period in which Encana held an ownership interest, the Company consolidated the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

Further information on the PrairieSky transactions can be found in Note 18 to the Consolidated Financial Statements.

2013

Capital investment during 2013 was $2,712 million and reflected the Company’s disciplined capital spending which focused on investment in Encana’s highest return plays, investments in opportunities where development has demonstrated success and executing drilling programs with joint venture partners. Development continued in Bighorn, Piceance and Haynesville. Investment in the Company’s growth assets was focused on Montney, Duvernay, the DJ Basin and San Juan.

Acquisitions

Acquisitions in 2013 were $28 million in the Canadian Operations and $156 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

Divestitures

Divestitures in 2013 were $685 million in the Canadian Operations and $18 million in the USA Operations. The Canadian Operations included the sale of the Company’s Jean Marie natural gas assets in northeast British Columbia and other assets.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

2012

Capital investment during 2012 was $3,476 million and focused on completing previously initiated drilling programs, executing drilling programs with joint venture partners and increasing investment in oil and liquids rich natural gas development and exploration opportunities. Development continued in Piceance, Haynesville, Bighorn and Clearwater, as well as in the Company’s growth assets, including Montney, Duvernay, the TMS, the DJ Basin and San Juan. Capital investment in 2012 also continued in Other and emerging.

Acquisitions

Acquisitions in 2012 were $139 million in the Canadian Operations and $240 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

Divestitures

Divestitures in 2012 were $3,770 million in the Canadian Operations and $271 million in the USA Operations. The Canadian Operations included C$1.45 billion received from a Mitsubishi Corporation subsidiary, C$1.18 billion received from a PetroChina Company Limited subsidiary, C$100 million received from a Toyota Tsusho Corporation subsidiary and approximately C$920 million received from the sale of two natural gas processing plants. The USA Operations received the remaining proceeds of $114 million from the divestiture of the North Texas natural gas assets, of which the majority of the proceeds were received in December 2011.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Operating Cash Flow

	Natural Gas			Oil & NGLs			Total (1)
($ millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties, excluding Hedging	$ 2,468	$ 1,771	$ 1,263	$ 872	$ 722	$ 504	$ 3,366	$ 2,548	$ 1,802
Realized Financial Hedging Gain (Loss)	(74)	271	962	18	5	(4)	(56)	276	958
Revenues, Net of Royalties	2,394	2,042	2,225	890	727	500	3,310	2,824	2,760
Expenses
Production and mineral taxes	5	4	1	10	11	8	15	15	9
Transportation and processing	773	724	549	62	32	6	835	756	555
Operating	279	322	327	28	39	14	314	372	352
Operating Cash Flow	$ 1,337	$ 992	$ 1,348	$ 790	$ 645	$ 472	$ 2,146	$ 1,681	$ 1,844

Production Volumes

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)			Total (MBOE/d)
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Production Volumes – After Royalties	1,378	1,432	1,359	37.2	30.4	19.4	266.9	269.0	246.0

Operating Netback (2)

	Natural Gas ($/Mcf)			Oil & NGLs ($/bbl)			Total ($/BOE)
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties, excluding Hedging	$ 4.89	$ 3.35	$ 2.58	$ 64.16	$ 65.06	$ 70.84	$ 34.21	$ 25.13	$ 19.95
Realized Financial Hedging Gain (Loss)	(0.15)	0.51	1.97	1.36	0.46	-	(0.57)	2.78	10.81
Revenues, Net of Royalties	4.74	3.86	4.55	65.52	65.52	70.84	33.64	27.91	30.76
Expenses
Production and mineral taxes	0.01	0.01	-	0.71	0.96	1.13	0.15	0.15	0.10
Transportation and processing	1.53	1.37	1.12	4.52	2.89	0.75	8.55	7.62	6.26
Operating	0.55	0.61	0.67	2.09	3.56	2.09	3.14	3.65	3.85
Operating Netback	$ 2.65	$ 1.87	$ 2.76	$ 58.20	$ 58.11	$ 66.87	$ 21.80	$ 16.49	$ 20.55

(1)          Also includes other revenues and expenses, such as third party processing, with no associated volumes.

(2)          A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

2014 versus 2013

Operating Cash Flow of $2,146 million increased $465 million primarily due to the following significant items:

•                  Higher natural gas prices reflected higher benchmark prices. Realized natural gas prices for production from Deep Panuke were $8.34 per Mcf which increased the average realized natural gas price $0.54 per Mcf. Higher realized natural gas prices for production, including Deep Panuke, increased revenues $780 million. Lower liquids prices decreased revenues $13 million.

•                  Average natural gas production volumes of 1,378 MMcf/d were lower by 54 MMcf/d, which decreased revenues $83 million. Average oil and NGL production volumes of 37.2 Mbbls/d were higher by 6.8 Mbbls/d, which increased revenues $163 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

•                  Realized financial hedging losses were $56 million compared to gains of $276 million in 2013.

•                Transportation and processing expense increased $79 million primarily due to costs related to Deep Panuke production and higher liquids volumes processed, partially offset by the lower U.S./Canadian dollar exchange rate and the sale of the Bighorn assets. The Deep Panuke offshore natural gas facility commenced commercial operations in December 2013.

•                Operating expense decreased $58 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the lower U.S./Canadian dollar exchange rate, the sale of the Bighorn assets, the sale of the Jean Marie natural gas assets in the second quarter of 2013 and lower long-term compensation costs due to the decrease in the Encana share price.

2013 versus 2012

Operating Cash Flow of $1,681 million decreased $163 million primarily due to the following significant items:

•                 Higher natural gas prices reflected higher benchmark prices, which increased revenues by $405 million. Lower liquids prices decreased revenues by $63 million.

•                  Average natural gas production volumes of 1,432 MMcf/d were higher by 73 MMcf/d, which increased revenues by $103 million. Average oil and NGL production volumes of 30.4 Mbbls/d were higher by 11.0 Mbbls/d. This increased revenues by $281 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•                  Realized financial hedging gains were $276 million compared to $958 million in 2012.

•                 Transportation and processing expense increased $201 million primarily due to costs related to higher production volumes processed through third party facilities in Bighorn and Montney, costs related to the Deep Panuke offshore natural gas facility and higher firm processing costs.

Other Expenses

($ millions, except as indicated)	2014	2013	2012

Depreciation, depletion & amortization	$ 625	$ 601	$ 748
Depletion rate ($/BOE)	6.40	6.06	8.44
Impairments	-	-	1,822

In 2014, DD&A increased from 2013 primarily due to a higher depletion rate of $6.40 per BOE in 2014 compared to $6.06 per BOE in 2013, partially offset by the lower U.S./Canadian dollar exchange rate. The depletion rate was impacted by the sale of the Bighorn assets, the sale of the Company’s investment in PrairieSky, a decline in proved reserves due to Encana’s change in development plans as the Company strategically transitions to a more balanced commodity portfolio and the lower U.S./Canadian dollar exchange rate.

In 2013, DD&A decreased from 2012 due to a lower depletion rate of $6.06 per BOE in 2013 compared to $8.44 per BOE in 2012, partially offset by higher production volumes in 2013. The lower depletion rate primarily resulted from ceiling test impairments recognized in 2012 and deductions from the full cost pool for amounts received from divestitures during 2012 and 2013.

In 2012, the Canadian Operations recognized non-cash ceiling test impairments before tax of $1,822 million. The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the Canadian Operations proved reserves volumes and values as calculated under SEC requirements.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

USA Operations

Operating Cash Flow

	Natural Gas			Oil & NGLs			Total (1)
($ millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties, excluding Hedging	$ 1,640	$ 1,872	$ 1,798	$ 1,258	$ 602	$ 348	$ 2,927	$ 2,499	$ 2,170
Realized Financial Hedging Gain (Loss)	(85)	260	1,195	60	4	-	(25)	264	1,195
Revenues, Net of Royalties	1,555	2,132	2,993	1,318	606	348	2,902	2,763	3,365
Expenses
Production and mineral taxes	44	77	68	74	42	28	118	119	96
Transportation and processing	651	722	652	7	-	-	658	722	652
Operating	235	339	347	115	59	25	354	411	377
Operating Cash Flow	$ 625	$ 994	$ 1,926	$ 1,122	$ 505	$ 295	$ 1,772	$ 1,511	$ 2,240

Production Volumes

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)			Total (MBOE/d)
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Production Volumes – After Royalties	972	1,345	1,622	49.6	23.5	11.6	211.6	247.7	281.9

Operating Netback (2)

	Natural Gas ($/Mcf)			Oil & NGLs ($/bbl)			Total ($/BOE)
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties, excluding Hedging	$ 4.62	$ 3.81	$ 3.03	$ 69.54	$ 70.18	$ 82.33	$ 37.53	$ 27.37	$ 20.79
Realized Financial Hedging Gain (Loss)	(0.24)	0.53	2.01	3.29	0.44	-	(0.33)	2.93	11.58
Revenues, Net of Royalties	4.38	4.34	5.04	72.83	70.62	82.33	37.20	30.30	32.37
Expenses
Production and mineral taxes	0.12	0.16	0.11	4.10	4.79	6.63	1.53	1.31	0.93
Transportation and processing	1.83	1.47	1.10	0.39	-	0.06	8.52	7.98	6.32
Operating	0.66	0.69	0.59	6.36	7.02	5.88	4.53	4.42	3.61
Operating Netback	$ 1.77	$ 2.02	$ 3.24	$ 61.98	$ 58.81	$ 69.76	$ 22.62	$ 16.59	$ 21.51

(1)          Also includes other revenues and expenses, such as third party processing, with no associated volumes.

(2)          A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

2014 versus 2013

Operating Cash Flow of $1,772 million increased $261 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $287 million. Lower liquids prices decreased revenues $10 million.

•

Average natural gas production volumes of 972 MMcf/d were lower by 373 MMcf/d, which decreased revenues $519 million. Average oil and NGL production volumes of 49.6 Mbbls/d were higher by 26.1 Mbbls/d, which increased revenues $666 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging losses were $25 million compared to gains of $264 million in 2013.

•	Transportation and processing expense decreased $64 million primarily due to the sale of the Jonah and East Texas properties.

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

•

Operating expense decreased $57 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the sale of the Jonah properties and lower long-term compensation costs due to the decrease in the Encana share price, partially offset by the acquisition of Eagle Ford and the Permian assets.

2013 versus 2012

Operating Cash Flow of $1,511 million decreased $729 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues by $385 million. Lower liquids prices decreased revenues by $105 million.

•

Average natural gas production volumes of 1,345 MMcf/d were lower by 277 MMcf/d. This decreased revenues by $311 million. Average oil and NGL production volumes of 23.5 Mbbls/d were higher by 11.9 Mbbls/d. This increased revenues by $359 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $264 million compared to $1,195 million in 2012.

•	Transportation and processing expense increased $70 million primarily due to costs related to new and renegotiated gathering and processing agreements.

•	Operating expense increased $34 million primarily due to an increased focus on emerging oil and liquids rich natural gas plays.

Other Expenses

($ millions, except as indicated)	2014	2013	2012

Depreciation, depletion & amortization	$ 992	$ 818	$ 1,102
Depletion rate ($/BOE)	12.85	9.05	10.67
Impairments	-	-	2,842

In 2014, DD&A increased from 2013 due to a higher depletion rate of $12.85 per BOE in 2014 compared to $9.05 per BOE in 2013, partially offset by lower production volumes. The higher depletion rate in 2014 resulted primarily from the acquisition of Eagle Ford and the Permian assets, the sale of the Jonah properties and a decline in proved reserves due to Encana’s change in development plans as the Company strategically transitions to a more balanced commodity portfolio.

In 2013, DD&A decreased from 2012 due to a lower depletion rate of $9.05 per BOE in 2013 compared to $10.67 per BOE in 2012 and lower production volumes in 2013. The lower depletion rate primarily resulted from ceiling test impairments recognized during 2012.

In 2012, the USA Operations recognized non-cash ceiling test impairments before tax of $2,842 million. The impairments primarily resulted from the decline in the 12-month average trailing natural gas prices, which reduced the USA Operations proved reserves volumes and values as calculated under SEC requirements.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

Market Optimization

($ millions)	2014	2013	2012

Revenues	$ 1,248	$ 512	$ 419
Expenses
Operating	39	38	48
Purchased product	1,191	441	349
Depreciation, depletion and amortization	4	12	12
	$ 14	$ 21	$ 10

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in 2014 compared to 2013 primarily due to generally higher commodity prices, and higher third party purchases and sales of product resulting from transitional services related to the Company’s divestiture activity. Revenues and purchased product expense increased in 2013 compared to 2012 primarily due to higher commodity prices, partially offset by lower volumes required for optimization.

Corporate and Other

($ millions)	2014	2013	2012

Revenues	$ 559	$ (241)	$ (1,384)
Expenses
Transportation and processing	12	(2)	24
Operating	28	38	17
Depreciation, depletion and amortization	124	134	94
Impairments	-	21	31
	$ 395	$ (432)	$ (1,550)

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

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in the Contractual Obligations and Contingencies section of this MD&A as well as Note 14 to the Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

($ millions)	2014	2013	2012

Accretion of asset retirement obligation	$ 52	$ 53	$ 53
Administrative	327	439	392
Interest	654	563	522
Foreign exchange (gain) loss, net	403	325	(107)
(Gain) loss on divestitures	(3,426)	(7)	-
Other	71	1	1
	$ (1,919)	$ 1,374	$ 861

Administrative expense in 2014 decreased from 2013 primarily due to lower restructuring costs, lower long-term compensation costs and the lower U.S./Canadian dollar exchange rate. The decrease also reflects the cost savings attributable to workforce reductions associated with the 2013 restructuring. Restructuring costs incurred in 2014 were approximately $36 million compared to $88 million in 2013. Administrative expense in 2013 increased from 2012 primarily due to restructuring charges resulting from workforce reductions to align the organizational structure in support of the strategy announced in November 2013, partially offset by higher legal costs in 2012.

Interest expense in 2014 increased from 2013 primarily due to a one-time outlay of approximately $125 million associated with the early redemption of senior notes assumed in conjunction with the acquisition of Athlon and higher interest related to the Deep Panuke Production Field Centre (“PFC”), partially offset by lower interest on debt resulting from the long-term debt repayment and redemption in the first six months of 2014. Interest expense in 2013 increased from 2012 primarily due to interest related to The Bow office building. Further information on the PFC capital lease and The Bow office building can be found in the Contractual Obligations and Contingencies section of this MD&A as well as Note 14 to the Consolidated Financial Statements.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation and settlement of other monetary assets and liabilities.

The gain on divestitures in 2014 primarily includes the before tax impact of the sale of Encana’s investment in PrairieSky, the Bighorn assets and the Jonah properties as discussed in the Net Capital Investment section of this MD&A.

Other in 2014 includes transaction costs associated with the acquisitions of Athlon and Eagle Ford as well as reclamation charges relating to non-producing assets.

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

Income Tax

($ millions)	2014	2013	2012

Current Income Tax (Recovery)	$ 243	$ (191)	$ (200)
Deferred Income Tax (Recovery)	960	(57)	(1,837)
Income Tax Expense (Recovery)	$ 1,203	$ (248)	$ (2,037)

Current income tax expense in 2014 was $243 million compared to a recovery of $191 million in 2013. The current income tax expense in 2014 was primarily due to current taxes incurred on divestitures. The current income tax recovery in 2013 was primarily due to amounts in respect of prior periods. The current income tax recovery of $200 million in 2012 was primarily due to the carry back of tax losses to prior years.

Total income tax expense in 2014 was higher due to higher net earnings before tax primarily resulting from gains on divestitures and unrealized hedging gains, and amounts in respect of prior periods recognized in 2013. Total income tax was a recovery of $248 million in 2013 and decreased $1,789 million compared to 2012 primarily due to higher net earnings before tax mainly resulting from the non-cash ceiling test impairments included in the 2012 results. The Net Earnings variances are further discussed in the Financial Results section of this MD&A.

Encana’s annual effective tax rate is impacted by earnings, statutory rate and other foreign differences, the effect of legislative changes, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

Liquidity and Capital Resources

($ millions)	2014	2013	2012

Net Cash From (Used In)
Operating activities	$ 2,667	$ 2,289	$ 3,107
Investing activities	(4,729)	(1,895)	361
Financing activities	(39)	(909)	(1,111)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(127)	(98)	22
Increase (Decrease) in Cash and Cash Equivalents	$ (2,228)	$ (613)	$ 2,379
Cash and Cash Equivalents, End of Year	$ 338	$ 2,566	$ 3,179

Operating Activities

Net cash from operating activities in 2014 of $2,667 million increased $378 million from 2013. Net cash from operating activities in 2013 of $2,289 million decreased $818 million from 2012. These changes are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In 2014, the net change in non-cash working capital was a deficit of $9 million compared to $179 million in 2013 and $323 million in 2012.

The Company had a working capital surplus of $455 million at December 31, 2014 compared to $1,338 million at December 31, 2013. The decrease in working capital is primarily due to a decrease in cash and cash equivalents, an increase in accounts payable and accrued liabilities, an increase in deferred income tax liabilities and a decrease in deferred income tax assets, partially offset by a decrease in the current portion of long-term debt, an increase in risk management assets and an increase in accounts receivable and accrued revenues. At December 31, 2014, working capital included cash and cash equivalents of $338 million compared to $2,566 million at December 31, 2013. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in 2014 was $4,729 million compared to $1,895 million in 2013. The increase was primarily due to the acquisitions of Athlon and Eagle Ford, partially offset by proceeds from the Bighorn, Jonah and East Texas divestitures and proceeds from the sale of the Company’s investment in PrairieSky. Net cash used in investing activities in 2013 was $1,895 million compared to net cash from investing activities of $361 million in 2012. The net cash used in investing activities primarily resulted from lower divestiture proceeds, partially offset by lower capital expenditures. Investing activities in 2013 included proceeds from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal which closed in February 2013. Further information on capital expenditures, acquisitions and divestitures can be found in the Net Capital Investment section of this MD&A.

Net cash used in investing activities in 2014 also included cash in reserve added to escrow of $63 million compared to $44 million and $415 million released from escrow in 2013 and 2012, respectively. Cash in reserve includes monies which are not available for general operating use, are segregated or held in escrow and include amounts received from counterparties related to jointly developed assets.

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

Financing Activities

Net cash used in financing activities in 2014 was $39 million compared to $909 million in 2013. The decrease primarily resulted from the sale of a noncontrolling interest in PrairieSky for proceeds of $1,462 million and the issuance of revolving long-term debt of $1,277 million, partially offset by the repayment of long-term debt totaling $2,487 million as discussed below. Net cash used in financing activities in 2013 was $909 million compared to $1,111 million in 2012. The decrease in cash used primarily resulted from lower cash dividend payments in 2013.

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $7,340 million at December 31, 2014 and $6,124 million at December 31, 2013. The current portion of long-term debt outstanding was nil at December 31, 2014 compared to $1,000 million at December 31, 2013.

At December 31, 2014, Encana had an outstanding balance of $1,277 million under the Company’s existing revolving credit facility. The outstanding balance reflects principal obligations related to LIBOR loans maturing at various dates with a weighted average interest rate of 1.62 percent. These amounts are fully supported and Management expects they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year. There were no outstanding balances at December 31, 2013. Additional detail on Encana’s credit facilities can be found below and in Note 13 to the Consolidated Financial Statements.

On January 29, 2015, Encana implemented a U.S. Commercial Paper program (“U.S. CP Program”) with $2.0 billion of capacity, which reduces the Company’s borrowing costs. As of February 23, 2015, Encana had repaid the outstanding balance of $1,277 million which was drawn on the Company’s revolving credit facility using $1.1 billion of proceeds from the U.S. CP Program and cash on hand.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Redemption of Athlon Debt Assumed

On November 13, 2014, Encana completed the acquisition of all issued and outstanding shares of common stock of Athlon and assumed Athlon’s $500 million 7.375 percent senior notes due April 15, 2021 and $650 million 6.00 percent senior notes due May 1, 2022. In conjunction with the acquisition, Encana repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. Encana funded the acquisition with cash on hand.

On December 16, 2014, Encana completed the redemption of all of Athlon’s senior notes. The Company recognized a one-time outlay of approximately $125 million as a result of the redemption, but expects to save approximately $515 million in future interest expense associated with these notes. Upon acquisition, the Company recorded an increase in the fair value of the debt acquired from Athlon of approximately $12 million, which was expensed upon redemption of the senior notes and is included in Other expenses in the Company’s Consolidated Statement of Earnings. Encana used proceeds from the Company’s revolving credit facility of $1,277 million to redeem the senior notes.

Redemption of 5.80 Percent Notes

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and, on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Credit Facilities and Shelf Prospectus

Encana maintains two revolving bank credit facilities which remain committed through June 2018. At December 31, 2014, Encana had available unused committed revolving bank credit facilities of $2.7 billion as follows:

•                  A committed revolving bank credit facility for C$3.5 billion ($3.0 billion) for Encana, of which $1.7 billion remained unused.

•                  A committed revolving bank credit facility for a U.S. subsidiary for $1.0 billion, all of which remained unused.

On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. At December 31, 2014, the shelf prospectus remained accessible, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016. This shelf prospectus replaced a $4.0 billion debt shelf prospectus which expired in June 2014.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 30 percent at December 31, 2014 and 36 percent at December 31, 2013.

Outstanding Share Data

(millions)	February 24, 2015	December 31, 2014

Common Shares Outstanding	741.2	741.2
Stock Options with TSARs attached:
Outstanding	19.3	21.3
Exercisable	11.4	10.0

Eligible employees have been granted stock options to purchase common shares in accordance with Encana’s Employee Stock Option Plan. A Tandem Stock Appreciation Right (“TSAR”) gives the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price. The exercise of a TSAR for a cash payment does not result in the issuance of any Encana common shares and, therefore, has no dilutive effect. Historically, most holders of these options have elected to exercise their stock options as a TSAR in exchange for a cash payment.

Restricted Share Units (“RSUs”) have been granted to eligible employees to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The value of one RSU is notionally equivalent to one Encana common share. As at December 31, 2014, there were approximately 9.0 million outstanding RSUs which vest three years from the date granted. The Company intends to settle vested RSUs in cash on the vesting date. A settlement in cash does not result in the issuance of any Encana common shares and, therefore, has no dilutive effect.

During 2014, Encana issued 240,839 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 5.4 million common shares in 2013. The number of common shares issued under the DRIP decreased in 2014 as a result of Encana’s February 2014 announcement that any future dividends in conjunction with the DRIP will be issued from its treasury without a discount to the average market price unless otherwise announced by the Company via news release. Prior to the February 2014 announcement, dividends issued under the DRIP were subject to a two percent discount.

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board.

($ millions, except as indicated)	2014	2013

Dividend Payments	$ 207	$ 494
Dividend Payments ($/share)	$ 0.28	$ 0.67

The dividends paid in 2014 included $5 million in common shares issued in lieu of cash dividends under the Company’s DRIP as disclosed above compared to $93 million for 2013.

On February 25, 2015, the Board declared a dividend of $0.07 per share payable on March 31, 2015 to common shareholders of record as of March 13, 2015.

On February 25, 2015, Encana announced that its Board has determined that effective with the dividend payable on March 31, 2015, all common shares distributed to participating shareholders pursuant to the Company’s DRIP will be issued from Encana’s treasury at a two percent discount to the average market price of the common shares. Any future dividends of common shares distributed to DRIP participants will be issued with the discount unless otherwise announced by Encana by way of news release.

Capital Structure

The Company’s capital structure consists of total shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	2014	2013	2012

Debt to Debt Adjusted Cash Flow	2.1x	2.4x	2.0x
Debt to Adjusted Capitalization	30%	36%	37%

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

Contractual Obligations and Contingencies

Contractual Obligations

The following table outlines the Company’s commitments at December 31, 2014:

	Expected Future Payments
($ millions, undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Long-Term Debt (1)	$ -	$ -	$ 700	$ 1,924	$ 500	$ 4,200	$ 7,324
Asset Retirement Obligation	44	44	180	23	23	3,313	3,627
Other Long-Term Obligations	80	81	82	82	83	1,652	2,060
Capital Leases	98	98	99	99	99	232	725
Obligations (2)	222	223	1,061	2,128	705	9,397	13,736

Transportation and Processing	878	825	815	800	673	3,204	7,195
Drilling and Field Services	312	138	93	47	16	17	623
Operating Leases	43	36	28	26	10	24	167
Commitments	1,233	999	936	873	699	3,245	7,985
Total Contractual Obligations	$ 1,455	$ 1,222	$ 1,997	$ 3,001	$ 1,404	$ 12,642	$ 21,721
Sublease Recoveries	$ (39)	$ (40)	$ (40)	$ (40)	$ (41)	$ (812)	$ (1,012)

(1)   Principal component only. See Note 13 to the Consolidated Financial Statements.

(2)   The Company has recorded $10,255 million in liabilities related to these obligations.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Consolidated Financial Statements.

Other Long-Term Obligations relates to the 25-year lease agreement with a third party developer for The Bow office building. Encana has recognized the accumulated construction costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). Sublease Recoveries in the table above include the amounts expected to be recovered from Cenovus. Encana’s undiscounted payments for The Bow are $2,060 million, of which $1,012 million is expected to be recovered from Cenovus.

Capital Leases primarily includes the obligation related to the Deep Panuke PFC, which commenced commercial operations in December 2013 following issuance of the Production Acceptance Notice. Encana’s undiscounted future lease payments for the Deep Panuke PFC total $625 million ($462 million discounted).

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above. Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 23 to the Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2015 commitments and obligations from Cash Flow and cash and cash equivalents.

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

Encana aims to strengthen its position as a leading North American energy producer and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

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

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at December 31, 2014, is disclosed in Note 23 to the Consolidated Financial Statements.

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

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

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

•                  capital activities, including the ability to complete projects; and

•                  reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of take-away capacity; technology failures; cyber attacks; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

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

A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage plays, although they may occur for any type of project.

Management’s Discussion and Analysis
Encana Corporation	35	Prepared using U.S. GAAP in US$

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including the public and regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board provides recommended environmental policies for approval by Encana’s Board and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Emergency response plans are in place to provide guidance during times of crisis. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

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

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date. The ballot initiatives previously filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments were withdrawn in August 2014. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot and/or local rule-making limiting or restricting oil and gas development activities are a possibility in the future and will continue to monitor and respond to these developments in 2015.

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

Air quality regulations in the state of Colorado were amended in February 2014 to address ozone non-attainment in the state. The amended regulations establish new leak detection and repair requirements and hydrocarbon emissions standards for the oil and gas industry in the state. Encana has reviewed the new requirements and does not anticipate they will have a material impact on its Colorado operations.

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

The Alberta Government has set targets for GHG emission reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. At present, Encana does not own or operate any facilities subject to the emissions regulation. The Company’s forecast cost of carbon associated with the Alberta regulations is not material to Encana and is being actively managed.

In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions and has risen to C$30 per tonne at present. The Company’s forecast cost of carbon associated with the British Columbia regulations is not material to Encana and is being actively managed.

The Canadian federal government has announced that it will align GHG emission reduction targets with the U.S. The Canadian federal government has taken a sector-specific approach and, while progress has been made working with industry and the provinces on the development of oil and gas sector-specific regulations, the federal government has not committed to a definitive timeline for implementation and/or release of legislation. Encana will continue to monitor these developments during 2015.

The U.S. federal government has noted climate change action as a priority for the current administration. On January 14, 2015, the Environmental Protection Agency (“EPA”) outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 to 45 percent from 2012 levels by 2025. The reductions will be achieved through regulatory and voluntary measures which have not yet been announced. The EPA plans to propose this new rule and guidance in late summer 2015 with a final rule and guidance expected in 2016.

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

•                  Anticipate and Respond to Price Signals. As regulatory regimes for GHG develop in the jurisdictions where Encana operates, inevitably price signals begin to emerge. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

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

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its planning. Management and the Board review the impact of a variety of carbon constrained scenarios on its business plans, with a current price range from approximately $20 to $125 per tonne of emissions applied to a range of emissions coverage levels. Although uncertainty remains regarding potential future emissions regulation, Encana’s plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Encana recognizes that there is a cost associated with carbon emissions. Encana is confident that GHG regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analyses. Encana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. Encana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on Encana’s GHG emissions is available in the Sustainability Report that is available on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	38	Prepared using U.S. GAAP in US$

Controls and Procedures

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice-President, Finance and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that:

•                  Material information relating to the Company is made known to the CEO and CFO by others; and

•                  Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures at the financial year end of the Company. Based on their evaluation, the officers have concluded that Encana’s disclosure controls and procedures were effective as at December 31, 2014.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting, which is a process designed by, or designed under the supervision of the CEO and CFO, and effected by the Board, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted at December 31, 2014, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

Except for changes relating to the continuing integration of Athlon, as discussed below, there have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the effectiveness of the internal control over financial reporting.

In accordance with Section 3.3(1) of National Instrument 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities and Exchange Act of 1934, as amended, Management has limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Athlon, acquired through a business combination on November 13, 2014. Summary financial information related to Athlon’s operations included in Encana’s Consolidated Financial Statements for the year ended December 31, 2014 is as follows:

($ millions)

Revenues	$ 176
Net Earnings (Loss)	(3)
Current Assets	198
Non-Current Assets	3,096
Current Liabilities	190
Non-Current Liabilities	148

Management’s Discussion and Analysis
Encana Corporation	39	Prepared using U.S. GAAP in US$

Limitations of the Effectiveness of Controls

The Company’s control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements. Control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and should not be expected to prevent all errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2014, as stated in their Auditor’s Report which is included in our audited Consolidated Financial Statements for the year ended December 31, 2014.

Management’s Discussion and Analysis
Encana Corporation	40	Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2014. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion, gain or loss and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2012, Encana recorded ceiling test impairments, which are discussed further in the Results of Operations section of this MD&A.

Annually, all of Encana’s natural gas, oil and NGL reserves and resources are evaluated and reported on by IQREs. The estimation of reserves is a subjective process. Estimates are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery.

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

Business Combinations

Encana follows the acquisition method of accounting for business combinations. Assets acquired and liabilities assumed are recognized at the date of acquisition at their respective estimated fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Any deficiency of the purchase price over the estimated fair values of the net assets acquired is recorded as a gain in net earnings. In determining fair value, Encana utilized valuation methodologies including the income approach.

The assumptions made in performing these valuations include discount rates, future commodity prices and costs, the timing of development activities, projections of oil and gas reserves, estimates to abandon and reclaim producing wells and tax amortization benefits available to a market participant. Any significant change in key assumptions may cause the acquisition accounting to be revised, including the recognition of additional goodwill or discount on acquisition.

Management’s Discussion and Analysis
Encana Corporation	41	Prepared using U.S. GAAP in US$

The valuation of fair values are determined based on information that existed at the time of the acquisition, utilizing expectations and assumptions that would be available to and made by a market participant. However, there is no assurance the underlying assumptions or estimates associated with the valuation will occur as initially expected. Changes in key assumptions and estimates can impact net earnings through ceiling test impairments, impairments of goodwill, or lower future operating results.

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

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment at December 31, 2014 and has determined that no write-down is required.

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

Management’s Discussion and Analysis
Encana Corporation	42	Prepared using U.S. GAAP in US$

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions, and partnership tax allocations in excess of funding.

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

Management’s Discussion and Analysis
Encana Corporation	43	Prepared using U.S. GAAP in US$

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•     ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•     ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•     ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2016, Encana will be required to adopt ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The standard requires a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

As of January 1, 2017, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	44	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings; Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow and Free Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

Free Cash Flow is a non-GAAP measure defined as Cash Flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

	2014					2013					2012
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash From (Used in) Operating Activities	$ 2,667	$ 261	$ 696	$ 767	$ 943	$ 2,289	$ 462	$ 935	$ 554	$ 338	$ 3,107
(Add back) deduct:
Net change in other assets and liabilities	(43)	(15)	(11)	(8)	(9)	(80)	(21)	(15)	(22)	(22)	(78)
Net change in non-cash working capital	(9)	(141)	155	119	(142)	(179)	(183)	300	(81)	(215)	(323)
Cash tax on sale of assets	(215)	40	(255)	-	-	(33)	(11)	(10)	(8)	(4)	(29)
Cash Flow	$ 2,934	$ 377	$ 807	$ 656	$ 1,094	$ 2,581	$ 677	$ 660	$ 665	$ 579	$ 3,537
Deduct:
Capital investment	2,526	857	598	560	511	2,712	717	641	639	715	3,476
Free Cash Flow	$ 408	$ (480)	$ 209	$ 96	$ 583	$ (131)	$ (40)	$ 19	$ 26	$ (136)	$ 61

Management’s Discussion and Analysis
Encana Corporation	45	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	2014					2013					2012
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings (Loss) Attributable to Common Shareholders	$ 3,392	$ 198	$ 2,807	$ 271	$ 116	$ 236	$ (251)	$ 188	$ 730	$ (431)	$ (2,794)
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	306	341	160	8	(203)	(232)	(209)	(89)	332	(266)	(1,002)
Impairments	-	-	-	-	-	(16)	-	(16)	-	-	(3,188)
Restructuring charges	(24)	(4)	(5)	(5)	(10)	(64)	(64)	-	-	-	-
Non-operating foreign exchange gain (loss)	(407)	(151)	(218)	156	(194)	(282)	(124)	105	(162)	(101)	92
Gain (loss) on divestitures	2,523	(11)	2,399	135	-	-	-	-	-	-	-
Income tax adjustments	(8)	(12)	190	(194)	8	28	(80)	38	313	(243)	307
Operating Earnings	$ 1,002	$ 35	$ 281	$ 171	$ 515	$ 802	$ 226	$ 150	$ 247	$ 179	$ 997

Management’s Discussion and Analysis
Encana Corporation	46	Prepared using U.S. GAAP in US$

Upstream Operating Cash Flow, excluding Hedging

Upstream Operating Cash Flow, excluding Hedging is a non-GAAP measure that adjusts the Canadian and USA Operations revenues, net of royalties for production and mineral taxes, transportation and processing expense, operating expense and the impacts of realized hedging. Management monitors Upstream Operating Cash Flow, excluding Hedging as it reflects operating performance and measures the Company’s portfolio transition to higher margin production. Upstream Operating Cash Flow, excluding Hedging is reconciled to GAAP measures in the Results of Operations section of this MD&A. The table below totals Upstream Operating Cash Flow for Encana.

	2014					2013					2012
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Upstream Operating Cash Flow
Canadian Operations	$ 2,146	$ 341	$ 477	$ 447	$ 881	$ 1,681	$ 526	$ 406	$ 383	$ 366	$ 1,844
USA Operations	1,772	480	505	353	434	1,511	375	388	405	343	2,240
	$ 3,918	$ 821	$ 982	$ 800	$ 1,315	$ 3,192	$ 901	$ 794	$ 788	$ 709	$ 4,084

(Add Back) Deduct:
Realized Hedging Gain (Loss)
Canadian Operations	$ (56)	$ 49	$ 19	$ (49)	$ (75)	$ 276	$ 90	$ 95	$ 21	$ 70	$ 958
USA Operations	(25)	78	11	(49)	(65)	264	83	77	30	74	1,195
	$ (81)	$ 127	$ 30	$ (98)	$ (140)	$ 540	$ 173	$ 172	$ 51	$ 144	$ 2,153

Upstream Operating Cash Flow, excluding Hedging
Canadian Operations	$ 2,202	$ 292	$ 458	$ 496	$ 956	$ 1,405	$ 436	$ 311	$ 362	$ 296	$ 886
USA Operations	1,797	402	494	402	499	1,247	292	311	375	269	1,045
	$ 3,999	$ 694	$ 952	$ 898	$ 1,455	$ 2,652	$ 728	$ 622	$ 737	$ 565	$ 1,931

Operating Netback

Operating Netback is a common metric used in the oil and gas industry to measure operating performance by product. Operating Netbacks are calculated by determining product revenues, net of royalties and deducting costs associated with delivering the product to market, including production and mineral taxes, transportation and processing expenses and operating expenses. The Operating Netback calculation is shown in the Results of Operations section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	47	Prepared using U.S. GAAP in US$

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

Previously, Management monitored Net Debt to Debt Adjusted Cash Flow. Net Debt was defined as long-term debt, including current portion, less cash and cash equivalents.

($ millions)	2014	2013	2012

Debt	$ 7,340	$ 7,124	$ 7,675

Cash Flow	2,934	2,581	3,537
Interest Expense, after tax	486	421	391
Debt Adjusted Cash Flow	$ 3,420	$ 3,002	$ 3,928
Debt to Debt Adjusted Cash Flow	2.1x	2.4x	2.0x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, total shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	2014	2013	2012

Debt	$ 7,340	$ 7,124	$ 7,675
Total Shareholders’ Equity	9,685	5,147	5,295
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746	7,746
Adjusted Capitalization	$ 24,771	$ 20,017	$ 20,716
Debt to Adjusted Capitalization	30%	36%	37%

Management’s Discussion and Analysis
Encana Corporation	48	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to:

•   achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs

•   commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth

•   pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength

•   the expected timing and closing date of the transaction with Veresen Midstream Limited Partnership and the expectation that regulatory approvals will be obtained and closing conditions satisfied

•   anticipated revenues and operating expenses

•   improving operating efficiencies, fostering technological innovation, lowering cost structures and the success of the resource play hub model

•   the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements

•   statements with respect to future ceiling test impairments

•   anticipated dividends

•   anticipated oil, natural gas and NGLs prices

•   anticipated production from Eagle Ford

•   projections contained in the 2015 Corporate Guidance (including estimates of cash flow including per share amounts, natural gas, oil and NGLs production, capital investment and its allocation, operating costs, sensitivities on price and their impact on cash flow and operating earnings, assumptions regarding oil, natural gas and NGLs prices and foreign exchange rates)

•   estimates of reserves and resources

•   projections relating to the adequacy of the Company’s provision for taxes and legal claims

•   the flexibility of capital spending plans and the source of funding therefor

•   anticipated access to capital markets and ability to meet financial obligations and finance growth

•   the benefits of the Company’s risk management program, including the impact of derivative financial instruments

•   projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates

•   the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements

•   the Company’s intention to settle vested RSUs in cash on the vesting date

•   anticipated debt repayments and the ability to make such repayments

•   expected future interest expense savings associated with Athlon’s senior notes

•   expectations surrounding environmental legislation including regulations relating to carbon, air quality, water, land and hydraulic fracturing and the impact such regulations could have on the Company

•   anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity

•   anticipated cash and cash equivalents

•   expectation to fund 2015 commitments from cash flow, cash and cash equivalents

•   the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program

•   the Company’s ability to manage its Debt to Debt Adjusted Cash Flow and Debt to Adjusted Capitalization ratios

•   the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements

Management’s Discussion and Analysis
Encana Corporation	49	Prepared using U.S. GAAP in US$

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things:

•   volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves

•   assumptions based upon the Company’s current guidance

•   risks and uncertainties associated with announced but not completed transactions including the risk that the transactions may not be completed on a timely basis or at all

•   fluctuations in currency and interest rates

•   risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met

•   product supply and demand

•   market competition

•   risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks

•   imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates

•   marketing margins

•   potential disruption or unexpected technical difficulties in developing new facilities

•   unexpected cost increases or technical difficulties in constructing or modifying processing facilities

•   risks associated with technology

•   the Company’s ability to acquire or find additional reserves

•   hedging activities resulting in realized and unrealized losses

•   business interruption and casualty losses

•   risk of the Company not operating all of its properties and assets

•   counterparty risk

•   downgrade in credit rating and its adverse effects

•   liability for indemnification obligations to third parties

•   variability of dividends to be paid

•   the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations

•   the Company’s ability to access external sources of debt and equity capital

•   the timing and the costs of well and pipeline construction

•   the Company’s ability to secure adequate product transportation

•   changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations

•   political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company

•   risk arising from price basis differential

•   risk arising from inability to enter into attractive hedges to protect the Company’s capital program

•   other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana

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

Management’s Discussion and Analysis
Encana Corporation	50	Prepared using U.S. GAAP in US$

Forward-looking information respecting anticipated 2015 cash flow for Encana is based upon, among other things, achieving average production for 2015 of between 1,600 MMcf/d and 1,700 MMcf/d of natural gas and 130 Mbbls/d to 150 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.00 per MMBtu and WTI of $50 per bbl, an estimated U.S./Canadian dollar exchange rate of 0.80 and a weighted average number of outstanding shares for Encana of approximately 741 million.

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

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 25, 2015, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis
Encana Corporation	51	Prepared using U.S. GAAP in US$

Oil and Gas Information

NI 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s AIF. Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 26 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2014 and in Appendix D of the AIF.

Further, Encana obtained an exemption dated January 21, 2015 from certain requirements of NI 51-101 to permit it to use the definition of “product type” contained in the amendments to NI 51-101, published by the securities regulatory authority in each of the jurisdictions of Canada on December 4, 2014 that are anticipated to come into force on July 1, 2015, as it relates to its Canadian protocol disclosure contained in Appendix A of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

In this document, certain natural gas volumes have been converted to BOE on the basis of six Mcf to one bbl. Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Play and Resource Play

Play is a term used by Encana which encompasses resource plays, geological formations and conventional plays. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	52	Prepared using U.S. GAAP in US$

Encana Corporation Consolidated Financial Statements (Prepared in accordance with U.S. GAAP) For the Year Ended December 31, 2014 (Prepared in U.S. Dollars)

Management Report

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

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2014.  In making its assessment, Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

Management has excluded Athlon Energy Inc. from its assessment of internal control over financial reporting as at December 31, 2014 because it was acquired by the Company through a business combination during 2014. Assets attributable to Athlon Energy Inc. as of December 31, 2014 represented approximately 13 percent of the Company’s total assets as of December 31, 2014, and revenues attributable to Athlon Energy Inc. for the period from November 13, 2014 to December 31, 2014 represented approximately 2 percent of the Company’s total revenues for the year ended December 31, 2014.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2014, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

/s/ Douglas J. Suttles	/s/ Sherri A. Brillon
Douglas J. Suttles	Sherri A. Brillon
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

March 3, 2015

Encana Corporation	1	Management Report

Auditor’s Report

Independent Auditor’s Report

To the Shareholders of Encana Corporation

We have completed an integrated audit of Encana Corporation’s 2014, 2013 and 2012 Consolidated Financial Statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the Consolidated Financial Statements

We have audited the accompanying Consolidated Financial Statements of Encana Corporation, which comprise the Consolidated Balance Sheet as at December 31, 2014 and December 31, 2013 and the Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the three years in the period ended December 31, 2014, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor’s Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits as at December 31, 2014 and December 31, 2013 and for the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

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

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Encana Corporation and its subsidiaries as at December 31, 2014 and December 31, 2013 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Encana Corporation	2	Auditor’s Report

Report on Internal Control over Financial Reporting

We have also audited Encana Corporation and its subsidiaries’ internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Athlon Energy Inc. from its assessment of internal control over financial reporting as at December 31, 2014 because it was acquired by the Company through a business combination during 2014. We have also excluded Athlon Energy Inc. from our audit of internal control over financial reporting.  Assets attributable to Athlon Energy Inc. as of December 31, 2014 represented approximately 13 percent of the Company’s total assets as of December 31, 2014, and revenues attributable to Athlon Energy Inc. for the period from November 13, 2014 to December 31, 2014 represented approximately 2 percent of the Company’s total revenues for the year ended December 31, 2014.

Encana Corporation	3	Auditor’s Report

Opinion

In our opinion, Encana Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control Integrated Framework – (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta, Canada

March 3, 2015

Encana Corporation	4	Auditor’s Report

Consolidated Statement of Earnings

For the years ended December 31 ($ millions, except per share amounts)		2014	2013	2012

Revenues, Net of Royalties	(Note 2)	$ 8,019	$ 5,858	$ 5,160

Expenses	(Note 2)
Production and mineral taxes		133	134	105
Transportation and processing		1,505	1,476	1,231
Operating		735	859	794
Purchased product		1,191	441	349
Depreciation, depletion and amortization		1,745	1,565	1,956
Impairments	(Note 9)	-	21	4,695
Accretion of asset retirement obligation	(Note 15)	52	53	53
Administrative	(Note 19)	327	439	392
Interest	(Note 5)	654	563	522
Foreign exchange (gain) loss, net	(Note 6)	403	325	(107)
(Gain) loss on divestitures	(Notes 4,18)	(3,426)	(7)	-
Other	(Note 3)	71	1	1
		3,390	5,870	9,991
Net Earnings (Loss) Before Income Tax		4,629	(12)	(4,831)
Income tax expense (recovery)	(Note 7)	1,203	(248)	(2,037)
Net Earnings (Loss)		3,426	236	(2,794)
Net earnings attributable to noncontrolling interest	(Note 18)	(34)	-	-
Net Earnings (Loss) Attributable to Common Shareholders		$ 3,392	$ 236	$ (2,794)

Net Earnings (Loss) per Common Share
Basic & Diluted	(Note 16)	$ 4.58	$ 0.32	$ (3.79)

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)		2014	2013	2012

Net Earnings (Loss)		$ 3,426	$ 236	$ (2,794)
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 17)	22	(46)	81
Pension and other post-employment benefit plans	(Notes 17,21)	(17)	60	13
Other Comprehensive Income		5	14	94
Comprehensive Income (Loss)		3,431	250	(2,700)
Comprehensive Income Attributable
to Noncontrolling Interest	(Note 18)	(34)	-	-
Comprehensive Income (Loss) Attributable to Common Shareholders		$ 3,397	$ 250	$ (2,700)

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Balance Sheet

As at December 31 ($ millions)		2014	2013

Assets
Current Assets
Cash and cash equivalents		$ 338	$ 2,566
Accounts receivable and accrued revenues	(Note 8)	1,307	988
Risk management	(Note 23)	707	56
Income tax receivable		509	562
Deferred income taxes	(Note 7)	-	118
		2,861	4,290
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		42,615	51,603
Unproved properties		6,133	1,068
Other		2,711	3,148
Property, plant and equipment		51,459	55,819
Less: Accumulated depreciation, depletion and amortization		(33,444)	(45,784)
Property, plant and equipment, net	(Note 2)	18,015	10,035
Cash in Reserve		73	10
Other Assets	(Note 10)	394	526
Risk Management	(Note 23)	65	204
Deferred Income Taxes	(Note 7)	296	939
Goodwill	(Notes 2,3,4,11,18)	2,917	1,644
	(Note 2)	$ 24,621	$ 17,648

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 12)	$ 2,243	$ 1,895
Income tax payable		15	29
Risk management	(Note 23)	20	25
Current portion of long-term debt	(Note 13)	-	1,000
Deferred income taxes	(Note 7)	128	3
		2,406	2,952
Long-Term Debt	(Note 13)	7,340	6,124
Other Liabilities and Provisions	(Note 14)	2,484	2,520
Risk Management	(Note 23)	7	5
Asset Retirement Obligation	(Note 15)	870	900
Deferred Income Taxes	(Note 7)	1,829	-
		14,936	12,501
Commitments and Contingencies	(Note 25)
Shareholders' Equity
Share capital - authorized unlimited common shares, without par value
2014 issued and outstanding: 741.2 million shares (2013: 740.9 million shares)	(Note 16)	2,450	2,445
Paid in surplus	(Notes 16,18,20)	1,358	15
Retained earnings		5,188	2,003
Accumulated other comprehensive income	(Note 17)	689	684
Total Shareholders' Equity		9,685	5,147
		$ 24,621	$ 17,648

See accompanying Notes to Consolidated Financial Statements

Approved by the Board of Directors

/s/ Clayton H. Woitas	/s/ Jane L. Peverett
Clayton H. Woitas	Jane L. Peverett
Director	Director

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Changes in Shareholders’ Equity

				Accumulated
				Other	Non-	Total
		Share	Paid in	Retained	Comprehensive	Controlling	Shareholders'
For the year ended December 31, 2014 ($ millions)		Capital	Surplus	Earnings	Income	Interest	Equity

Balance, December 31, 2013		$ 2,445	$ 15	$ 2,003	$ 684	$ -	$ 5,147
Share-Based Compensation	(Note 20)	-	(2)	-	-	-	(2)
Net Earnings (Loss)		-	-	3,392	-	34	3,426
Dividends on Common Shares	(Note 16)	-	-	(207)	-	-	(207)
Common Shares Issued Under
Dividend Reinvestment Plan	(Note 16)	5	-	-	-	-	5
Other Comprehensive Income	(Note 17)	-	-	-	5	-	5
Sale of Noncontrolling Interest	(Note 18)	-	1,345	-	-	117	1,462
Distributions to Noncontrolling
Interest Owners	(Note 18)	-	-	-	-	(18)	(18)
Sale of Investment in PrairieSky	(Note 18)	-	-	-	-	(133)	(133)
Balance, December 31, 2014		$ 2,450	$ 1,358	$ 5,188	$ 689	$ -	$ 9,685

					Accumulated
					Other	Non-	Total
		Share	Paid in	Retained	Comprehensive	Controlling	Shareholders'
For the year ended December 31, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Interest	Equity

Balance, December 31, 2012		$ 2,354	$ 10	$ 2,261	$ 670	$ -	$ 5,295
Share-Based Compensation	(Note 20)	-	3	-	-	-	3
Net Earnings (Loss)		-	-	236	-	-	236
Common Shares Cancelled	(Note 16)	(2)	2	-	-	-	-
Dividends on Common Shares	(Note 16)	-	-	(494)	-	-	(494)
Common Shares Issued Under
Dividend Reinvestment Plan	(Note 16)	93	-	-	-	-	93
Other Comprehensive Income	(Note 17)	-	-	-	14	-	14
Balance, December 31, 2013		$ 2,445	$ 15	$ 2,003	$ 684	$ -	$ 5,147

					Accumulated
					Other	Non-	Total
		Share	Paid in	Retained	Comprehensive	Controlling	Shareholders'
For the year ended December 31, 2012 ($ millions)		Capital	Surplus	Earnings	Income	Interest	Equity

Balance, December 31, 2011		$ 2,354	$ 5	$ 5,643	$ 576	$ -	$ 8,578
Share-Based Compensation	(Note 20)	-	5	-	-	-	5
Net Earnings (Loss)		-	-	(2,794)	-	-	(2,794)
Dividends on Common Shares	(Note 16)	-	-	(588)	-	-	(588)
Other Comprehensive Income		-	-	-	94	-	94
Balance, December 31, 2012		$ 2,354	$ 10	$ 2,261	$ 670	$ -	$ 5,295

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Cash Flows

For the years ended December 31 ($ millions)		2014	2013	2012

Operating Activities
Net earnings (loss)		$ 3,426	$ 236	$ (2,794)
Depreciation, depletion and amortization		1,745	1,565	1,956
Impairments	(Note 9)	-	21	4,695
Accretion of asset retirement obligation	(Note 15)	52	53	53
Deferred income taxes	(Note 7)	960	(57)	(1,837)
Unrealized (gain) loss on risk management	(Note 23)	(444)	345	1,465
Unrealized foreign exchange (gain) loss	(Note 6)	440	330	(112)
(Gain) loss on divestitures	(Notes 4,18)	(3,426)	(7)	-
Other		(34)	62	82
Net change in other assets and liabilities		(43)	(80)	(78)
Net change in non-cash working capital	(Note 24)	(9)	(179)	(323)
Cash From (Used in) Operating Activities		2,667	2,289	3,107
Investing Activities
Capital expenditures	(Note 2)	(2,526)	(2,712)	(3,476)
Acquisitions	(Note 4)	(3,016)	(184)	(379)
Corporate acquisition	(Note 3)	(5,962)	-	-
Proceeds from divestitures	(Note 4)	4,345	705	4,043
Proceeds from sale of investment in PrairieSky	(Notes 4,18)	2,172	-	-
Cash in reserve		(63)	44	415
Net change in investments and other		321	252	(242)
Cash From (Used in) Investing Activities		(4,729)	(1,895)	361
Financing Activities
Issuance of revolving long-term debt	(Notes 13,23)	1,277	-	1,721
Repayment of revolving long-term debt	(Note 3)	(335)	-	(1,724)
Repayment of long-term debt	(Note 13)	(2,152)	(500)	(503)
Dividends on common shares	(Note 16)	(202)	(401)	(588)
Proceeds from sale of noncontrolling interest	(Note 18)	1,462	-	-
Distributions to noncontrolling interest owners	(Note 18)	(18)	-	-
Capital lease payments and other financing arrangements	(Note 9)	(71)	(8)	(17)
Cash From (Used in) Financing Activities		(39)	(909)	(1,111)
Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		(127)	(98)	22
Increase (Decrease) in Cash and Cash Equivalents		(2,228)	(613)	2,379
Cash and Cash Equivalents, Beginning of Year		2,566	3,179	800
Cash and Cash Equivalents, End of Year		$ 338	$ 2,566	$ 3,179
Cash, End of Year		$ 142	$ 161	$ 92
Cash Equivalents, End of Year		196	2,405	3,087
Cash and Cash Equivalents, End of Year		$ 338	$ 2,566	$ 3,179

Supplementary Cash Flow Information	(Note 24)

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

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

C)                    PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest.  The noncontrolling interest represented the third party equity ownership in a former consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”). See Note 18 for further details regarding the noncontrolling interest.  As of September 26, 2014, Encana no longer holds an interest in PrairieSky.  All intercompany balances and transactions are eliminated on consolidation.  For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses.  Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

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

Assets and liabilities of foreign operations are translated at period end exchange rates, while the related revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income (“AOCI”).  Recognition of Encana’s accumulated translation gains and losses into net earnings occurs upon complete or substantially complete liquidation of the Company’s investment in the foreign operation.

For financial statement presentation, assets and liabilities are translated into the reporting currency at period end exchange rates, while revenues and expenses are translated using average rates over the period.  Gains and losses relating to the financial statement translation are included in AOCI.

E)                     USE OF ESTIMATES

Preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires Management to make informed estimates and assumptions and use judgments that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period.  Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements.  Accordingly, actual results may differ from estimated amounts as future events occur.

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

•    Estimated fair value of long-term assets used for impairment calculations

•    Fair value of reporting units used for the assessment of goodwill

•    Estimates of future taxable earnings used to assess the realizable value of deferred tax assets

•    Fair value of asset retirement obligations and costs

•    Fair value of derivative instruments

•    Fair value attributed to assets acquired and liabilities assumed in business combinations

•    Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate

•    Accruals for long-term performance-based compensation arrangements, including whether or not the performance criteria will be met and measurement of the ultimate payout amount

•    Recognized values of pension assets and obligations, as well as the pension costs charged to net earnings, depend on certain actuarial and economic assumptions

•    Accruals for legal claims, environmental risks and exposures

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

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets.   Amortization is on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.  Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans are recognized in other comprehensive income.

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

Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre, in which case a gain or loss is recognized in net earnings.  Generally, a gain or loss on a divestiture would be recognized when 25 percent or more of the Company’s proved reserves quantities in a particular country are sold.  For divestitures that result in the recognition of a gain or loss on the sale and constitute a business, goodwill is allocated to the divestiture.

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

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees were accrued as compensation costs based on the fair value of the financial liability.

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

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheet approximates fair value. The fair value of long-term debt is disclosed in Note 13.  Fair value information related to pension plan assets is included in Note 21.  Recurring fair value measurements are performed for risk management assets and liabilities and for share units issued as part of the Split Transaction, as discussed in Notes 16 and 22.

Certain non-financial assets and liabilities are initially measured at fair value, such as asset retirement obligations and assets and liabilities acquired in business combinations or certain non-monetary exchange transactions.

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

Y)                     RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Consolidated Financial Statements:

•      ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•      ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•      ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

NEW STANDARDS ISSUED NOT YET ADOPTED

•      As of January 1, 2015, Encana will be required to adopt ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations.  Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•      As of January 1, 2016, Encana will be required to adopt ASU 2014-12, “Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The standard requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

•                  As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

2. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•                              Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•                              USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•                              Market Optimization is primarily responsible for the sale of the Company’s proprietary production.  These results are included in the Canadian and USA Operations.  Market optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.  Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Operations

Segment and Geographic Information

	Canadian Operations			USA Operations			Market Optimization
For the years ended December 31	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties	$ 3,310	$ 2,824	$ 2,760	$ 2,902	$ 2,763	$ 3,365	$ 1,248	$ 512	$ 419

Expenses
Production and mineral taxes	15	15	9	118	119	96	-	-	-
Transportation and processing	835	756	555	658	722	652	-	-	-
Operating	314	372	352	354	411	377	39	38	48
Purchased product	-	-	-	-	-	-	1,191	441	349
	2,146	1,681	1,844	1,772	1,511	2,240	18	33	22
Depreciation, depletion and amortization	625	601	748	992	818	1,102	4	12	12
Impairments	-	-	1,822	-	-	2,842	-	-	-
	$ 1,521	$ 1,080	$ (726)	$ 780	$ 693	$ (1,704)	$ 14	$ 21	$ 10

				Corporate & Other			Consolidated
				2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties				$ 559	$ (241)	$ (1,384)	$ 8,019	$ 5,858	$ 5,160

Expenses
Production and mineral taxes				-	-	-	133	134	105
Transportation and processing				12	(2)	24	1,505	1,476	1,231
Operating				28	38	17	735	859	794
Purchased product				-	-	-	1,191	441	349
				519	(277)	(1,425)	4,455	2,948	2,681
Depreciation, depletion and amortization				124	134	94	1,745	1,565	1,956
Impairments				-	21	31	-	21	4,695
				$ 395	$ (432)	$ (1,550)	2,710	1,362	(3,970)

Accretion of asset retirement obligation							52	53	53
Administrative							327	439	392
Interest							654	563	522
Foreign exchange (gain) loss, net							403	325	(107)
(Gain) loss on divestitures							(3,426)	(7)	-
Other							71	1	1
							(1,919)	1,374	861
Net Earnings (Loss) Before Income Tax							4,629	(12)	(4,831)
Income tax expense (recovery)							1,203	(248)	(2,037)
Net Earnings (Loss)							3,426	236	(2,794)
Net earnings attributable to noncontrolling interest							(34)	-	-
Net Earnings (Loss) Attributable to Common Shareholders							$ 3,392	$ 236	$ (2,794)

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Intersegment Information

	Market Optimization
	Marketing Sales			Upstream Eliminations			Total
For the years ended December 31	2014	2013	2012	2014	2013	2012	2014	2013	2012

Revenues, Net of Royalties	$ 7,371	$ 5,662	$ 4,260	$ (6,123)	$ (5,150)	$ (3,841)	$ 1,248	$ 512	$ 419

Expenses
Transportation and processing	458	516	528	(458)	(516)	(528)	-	-	-
Operating	62	75	84	(23)	(37)	(36)	39	38	48
Purchased product	6,822	4,993	3,593	(5,631)	(4,552)	(3,244)	1,191	441	349
Operating Cash Flow	$ 29	$ 78	$ 55	$ (11)	$ (45)	$ (33)	$ 18	$ 33	$ 22

Capital Expenditures

For the years ended December 31	2014	2013	2012

Canadian Operations	$ 1,226	$ 1,365	$ 1,567
USA Operations	1,285	1,283	1,727
Market Optimization	-	3	7
Corporate & Other	15	61	175
	$ 2,526	$ 2,712	$ 3,476

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2014	2013	2014	2013	2014	2013

Canadian Operations	$ 788	$ 1,171	$ 2,338	$ 2,728	$ 3,632	$ 4,452
USA Operations	2,129	473	13,817	5,127	16,800	6,350
Market Optimization	-	-	1	91	181	161
Corporate & Other	-	-	1,859	2,089	4,008	6,685
	$ 2,917	$ 1,644	$ 18,015	$ 10,035	$ 24,621	$ 17,648

Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

	Goodwill		Property, Plant and Equipment		Total Assets
As at December 31	2014	2013	2014	2013	2014	2013

Canada	$ 788	$ 1,171	$ 4,070	$ 4,772	$ 7,336	$ 10,434
United States	2,129	473	13,945	5,263	17,273	6,996
Other Countries	-	-	-	-	12	218
	$ 2,917	$ 1,644	$ 18,015	$ 10,035	$ 24,621	$ 17,648

Export Sales

Sales of natural gas and liquids produced or purchased in Canada delivered to customers outside of Canada were $338 million (2013 – $243 million; 2012 – $177 million).

Major Customers

In connection with the marketing and sale of Encana’s own and purchased natural gas and liquids for the year ended December 31, 2014, the Company had one customer which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties.  Sales to this customer, which has an investment grade credit rating, were approximately $1,043 million which comprised $634 million in Canada and $409 million in the United States (2013 – one customer with sales of approximately $815 million; 2012 – two customers with sales of approximately $661 million and $534 million).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

3.	Business Combinations

Athlon Energy Inc. Acquisition

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share.  In addition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million.  Encana funded the acquisition of Athlon with cash on hand.  Transaction costs of approximately $31 million are included in other expenses.  Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the governing indentures (See Note 13).  Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in Texas.

The transaction was accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.  The preliminary purchase price allocation, representing consideration paid and the fair values of the assets acquired and liabilities assumed as of the acquisition date, is shown in the table below.

Preliminary Purchase Price Allocation

Assets Acquired:
Cash	$ 2
Accounts receivable and other current assets	133
Risk management	80
Proved properties	2,124
Unproved properties	5,338
Other property, plant and equipment	2
Other assets	2
Goodwill	1,724
Liabilities Assumed:
Accounts payable and accrued liabilities	(195)
Long-term debt, including revolving credit facility	(1,497)
Asset retirement obligation	(25)
Deferred income taxes	(1,724)
Total Purchase Price (1)	$ 5,964

(1)           The purchase price includes cash consideration paid for issued and outstanding shares of common stock of Athlon of $58.50 per share totaling $5.93 billion, as well as payments to terminate certain employment agreements with Athlon’s management and payments for certain other existing obligations of Athlon.

The Company used the income approach valuation technique for the fair value of assets acquired and liabilities assumed. The carrying amounts of cash, accounts receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of the instruments.  The fair values of the risk management assets and long-term debt, including the revolving credit facility, are categorized within Level 2 of the fair value hierarchy and were determined using quoted prices and rates from an available pricing source.  The fair values of the proved and unproved properties, other property, plant and equipment, other assets, goodwill, and asset retirement obligation are categorized within Level 3 and were determined using relevant market assumptions, including discount rates, future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells.

Goodwill arose primarily from the requirement to recognize deferred taxes on the difference between the fair value of the assets acquired and liabilities assumed and the respective carry-over tax basis. Goodwill is not amortized and is not deductible for tax purposes.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The results of operations attributable to the Athlon acquisition are included in the Company’s Consolidated Statement of Earnings beginning November 13, 2014.  The assets acquired generated revenues of $176 million and a net loss of $3 million for the period from November 13, 2014 to December 31, 2014.

Eagle Ford Acquisition

On June 20, 2014, Encana completed the acquisition of approximately 45,500 net acres located in the Eagle Ford shale formation from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC for approximately $2.9 billion, after closing adjustments.  The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas.  Encana funded the acquisition with cash on hand.  Transaction costs of approximately $9 million are included in other expenses.

The transaction was accounted for under the acquisition method.  The final purchase price allocation, representing consideration paid and the fair values of the assets acquired and liabilities assumed as of the acquisition date, is shown in the table below.  Based on the allocation of the consideration paid, no goodwill was recognized.

Final Purchase Price Allocation

Assets Acquired:
Inventory	$ 4
Proved properties	2,873
Unproved properties	78
Liabilities Assumed:
Asset retirement obligation	(32)
Total Purchase Price	$ 2,923

The Company used the income approach valuation technique.  The fair values of the assets acquired and liabilities assumed are categorized within Level 3 of the fair value hierarchy.  The fair values of the assets acquired and liabilities assumed were determined using relevant market assumptions, including future commodity prices and costs, timing of development activities, projections of oil and gas reserves, and estimates to abandon and reclaim producing wells.

The results of operations attributable to the Eagle Ford assets are included in the Company’s Consolidated Statement of Earnings beginning June 20, 2014.  The assets acquired generated revenues of $585 million and net earnings of $222 million for the period from June 20, 2014 to December 31, 2014.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information has been prepared assuming the Athlon and Eagle Ford acquisitions occurred on January 1, 2013. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combinations had been completed at the dates indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period.

	Athlon		Eagle Ford
For the years ended December 31 ($ millions, except per share amounts)	2014	2013	2014	2013

Revenues, Net of Royalties	$ 8,572	$ 6,139	$ 8,760	$ 7,189
Net Earnings Attributable to Common Shareholders	$ 3,486	$ 158	$ 3,641	$ 741
Net Earnings per Common Share
Basic & Diluted	$ 4.71	$ 0.21	$ 4.91	$ 1.01

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

4. Acquisitions and Divestitures

For the years ended December 31	2014	2013	2012

Acquisitions
Canadian Operations	$ 21	$ 28	$ 139
USA Operations	2,995	156	240
Total Acquisitions	3,016	184	379

Divestitures
Canadian Operations	(1,847)	(685)	(3,770)
USA Operations	(2,264)	(18)	(271)
Market Optimization	(205)	-	-
Corporate & Other	(29)	(2)	(2)
Total Divestitures	(4,345)	(705)	(4,043)
Net Acquisitions & (Divestitures)	$ (1,329)	$ (521)	$ (3,664)

ACQUISITIONS

For the year ended December 31, 2014, acquisitions totaled $3,016 million (2013 – $184 million; 2012 – $379 million), which primarily included the purchase of certain properties in the Eagle Ford shale formation in south Texas as described in Note 3.

DIVESTITURES

For the year ended December 31, 2014, amounts received on the sale of assets were $4,345 million (2013 – $705 million; 2012 – $4,043 million).  In 2014, divestitures were $1,847 million in the Canadian Operations and $2,264 million in the USA Operations.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for divestitures that result in a significant alteration between capitalized costs and proved reserves in the respective country cost centre.  For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture.

The Canadian Operations and USA Operations divestitures included the following transactions:

Canadian Operations

In 2014, divestitures in the Canadian Operations primarily included the sale of the Company’s Bighorn assets in west central Alberta for approximately $1,725 million.  For the year ended December 31, 2014, Encana recognized a gain of approximately $1,014 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million.

In 2013, divestitures in the Canadian Operations included the sale of the Company’s Jean Marie natural gas assets in northeast British Columbia and other assets.

In 2012, Encana entered into a partnership agreement with a Mitsubishi Corporation subsidiary (“Mitsubishi”) to jointly develop certain lands in northeast British Columbia.  Under the agreement, Encana owns 60 percent and Mitsubishi owns 40 percent of the partnership.  Mitsubishi agreed to invest approximately C$2.9 billion for its partnership interest, with C$1.45 billion received in February 2012.  Mitsubishi agreed to invest the remaining amount of approximately C$1.45 billion, in addition to its 40 percent of the partnership’s future capital investment, based on the expected five year development plan, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment.

In 2012, the Company entered into an agreement with a PetroChina Company Limited subsidiary (“PetroChina”) to jointly explore and develop certain liquids rich natural gas Duvernay lands in Alberta.  PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands.  PetroChina invested C$1.18 billion in December 2012 and agreed to further invest approximately C$1.0 billion, which will be used to fund half of Encana’s capital funding commitment over an expected commitment period which expires in 2020.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

In 2012, Encana entered into an agreement with a Toyota Tsusho Corporation subsidiary (“Toyota Tsusho”) under which Toyota Tsusho agreed to invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in natural gas production from a portion of Encana’s Clearwater play.  Toyota Tsusho invested C$100 million in April 2012 and agreed to further invest approximately C$500 million over an expected commitment period of approximately seven years, which runs through to 2019.

In 2012, the Company also closed the sale of two natural gas processing plants in British Columbia and Alberta for proceeds of approximately C$920 million.

USA Operations

In 2014, divestitures in the USA Operations primarily included the sale of the Jonah properties for proceeds of approximately $1,636 million and the sale of certain properties in East Texas for proceeds of approximately $495 million.  For the year ended December 31, 2014, Encana recognized a gain of approximately $209 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

OTHER CAPITAL TRANSACTIONS

The following transactions involve the acquisition or disposition of common shares and, therefore, are excluded from the acquisitions and divestitures table above.

Acquisition of Athlon

On November 13, 2014, Encana acquired all of the issued and outstanding shares of common stock of Athlon for $5.93 billion, or $58.50 per share. See Note 3 for further details regarding the Athlon transaction.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

See Note 18 for further details regarding the PrairieSky transactions.

5. Interest

For the years ended December 31	2014	2013	2012

Interest Expense on:
Debt	$ 509	$ 460	$ 474
The Bow office building	75	76	16
Capital leases	37	9	2
Other	33	18	30
	$ 654	$ 563	$ 522

Interest on Debt for the year ended December 31, 2014 includes a one-time outlay of approximately $125 million associated with the early redemption of senior notes assumed in conjunction with the Athlon acquisition (See Note 13).

Interest on Capital leases and Other were previously reported together in 2013 and 2012.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

6. Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2014	2013	2012

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$ 456	$ 349	$ (131)
Translation of U.S. dollar risk management contracts issued from Canada	(16)	(19)	19
	440	330	(112)
Foreign Exchange on Intercompany Transactions	28	-	4
Other Monetary Revaluations and Settlements	(65)	(5)	1
	$ 403	$ 325	$ (107)

7. Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2014	2013	2012

Current Tax
Canada	$ 249	$ (152)	$ (219)
United States	(21)	(64)	(25)
Other Countries	15	25	44
Total Current Tax Expense (Recovery)	243	(191)	(200)

Deferred Tax
Canada	713	(106)	(902)
United States	246	52	(935)
Other Countries	1	(3)	-
Total Deferred Tax Expense (Recovery)	960	(57)	(1,837)
Income Tax Expense (Recovery)	$ 1,203	$ (248)	$ (2,037)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2014	2013	2012

Net Earnings (Loss) Before Income Tax
Canada	$ 3,744	$ (316)	$ (2,246)
United States	665	46	(2,978)
Other Countries	220	258	393
Total Net Earnings (Loss) Before Income Tax	4,629	(12)	(4,831)
Canadian Statutory Rate	25.7%	25.1%	25.0%
Expected Income Tax	1,190	(3)	(1,208)
Effect on Taxes Resulting From:
Statutory rate and other foreign differences	7	(42)	(412)
Effect of legislative changes	-	(70)	-
Non-taxable capital (gains) losses	64	48	(16)
Tax differences on divestitures and transactions	8	(28)	(307)
Partnership tax allocations in excess of funding	(53)	(41)	(40)
Amounts in respect of prior periods	(19)	(103)	(64)
Other	6	(9)	10
	$ 1,203	$ (248)	$ (2,037)
Effective Tax Rate	26.0%	2,066.7%	42.2%

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Statutory rate and other foreign differences above include statutory and other rate differences and international financing, which were previously reported separately in 2012.

The net deferred income tax asset (liability) consists of:

As at December 31	2014	2013

Deferred Income Tax Assets
Property, plant and equipment	$ 217	$ 786
Compensation plans	91	109
Accrued and unpaid expense	59	61
Non-capital and net capital losses carried forward	492	429
Alternative minimum tax and foreign tax credits	205	199
Less valuation allowance	(12)	(6)
Other	72	95

Deferred Income Tax Liabilities
Property, plant and equipment	(2,485)	(407)
Risk management	(226)	(63)
Unrealized foreign exchange gains	(48)	(120)
Other	(26)	(29)
Net Deferred Income Tax Asset (Liability)	$ (1,661)	$ 1,054

The net deferred income tax asset (liability) is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2014	2013

Current deferred income tax asset	$ -	$ 118
Non-current deferred income tax asset	296	939
Current deferred income tax liability	(128)	(3)
Non-current deferred income tax liability	(1,829)	-
Net Deferred Income Tax Asset (Liability)	$ (1,661)	$ 1,054

Tax pools, loss carryforwards, charitable donations and tax credits that can be utilized in future years are as follows:

As at December 31	2014	Expiration Date

Canada
Tax pools	$ 2,188	Indefinite
Net capital losses	1	Indefinite
Non-capital losses	58	2027 - 2034
United States
Tax basis	$ 6,769	Indefinite
Non-capital losses	1,306	2031 - 2034
Charitable donations	9	2018 - 2019
Alternative minimum tax credits	34	Indefinite
Foreign tax credits (net of valuation allowance)	159	2021 - 2024

As at December 31, 2014, approximately $2.6 billion of Encana’s unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and, accordingly, Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings.  If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes.  However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following table presents changes in the balance of Encana’s unrecognized tax benefits excluding interest:

For the years ended December 31	2014	2013

Balance, Beginning of Year	$ (119)	$ (164)
Additions for tax positions taken in the current year	(289)	-
Additions for tax positions of prior years	(1)	-
Reductions for tax positions of prior years	2	2
Lapse of statute of limitations	-	4
Settlements	2	29
Foreign currency translation	23	10
Balance, End of Year	$ (382)	$ (119)

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

For the years ended December 31	2014	2013

Income tax receivable	$ (36)	$ -
Other liabilities and provisions (See Note 14)	(279)	(133)
Current deferred income tax liability	1	(2)
Non-current deferred income tax asset	(68)	16
Balance, End of Year	$ (382)	$ (119)

If recognized, all of Encana’s unrecognized tax benefits as at December 31, 2014 would affect Encana’s effective income tax rate.  Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana recognizes interest accrued in respect of unrecognized tax benefits in interest expense.  During 2014, Encana recognized an expense of $1 million (2013 – recovery of $6 million; 2012 – recovery of $8 million) in interest expense.  As at December 31, 2014, Encana had a liability of $2 million (2013 – $1 million) for interest accrued in respect of unrecognized tax benefits.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year

Canada - Federal	2006 - 2014
Canada - Provincial	2006 - 2014
United States - Federal	2011 - 2014
United States - State	2010 - 2014
Other	2013 - 2014

Encana and its subsidiaries file income tax returns primarily in Canada and the United States.  Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

8. Accounts Receivable and Accrued Revenues

As at December 31	2014	2013

Trade Receivables and Accrued Revenue	$ 1,223	$ 864
Prepaids	60	53
Deposits and Other	30	77
	1,313	994
Allowance for Doubtful Accounts	(6)	(6)
	$ 1,307	$ 988

Trade receivables are non-interest bearing.  In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties.  See Note 23 for further information about credit risk.

9. Property, Plant and Equipment, Net

As at December 31	2014			2013
	Cost	Accumulated DD&A(1)	Net	Cost	Accumulated DD&A(1)	Net

Canadian Operations
Proved properties	$ 18,271	$ (16,566)	$ 1,705	$ 25,003	$ (23,012)	$ 1,991
Unproved properties	478	-	478	598	-	598
Other	155	-	155	139	-	139
	18,904	(16,566)	2,338	25,740	(23,012)	2,728

USA Operations
Proved properties	24,279	(16,260)	8,019	26,529	(22,074)	4,455
Unproved properties	5,655	-	5,655	470	-	470
Other	143	-	143	202	-	202
	30,077	(16,260)	13,817	27,201	(22,074)	5,127

Market Optimization	8	(7)	1	223	(132)	91
Corporate & Other	2,470	(611)	1,859	2,655	(566)	2,089
	$ 51,459	$ (33,444)	$ 18,015	$ 55,819	$ (45,784)	$ 10,035

(1)   Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $306 million which have been capitalized during the year ended December 31, 2014 (2013 – $372 million).  Included in Corporate and Other are $65 million (2013 – $71 million) of international property costs, which have been fully impaired.

For the year ended December 31, 2014, the Company recognized a ceiling test impairment of nil (2013 – nil; 2012 – $1,822 million) in the Canadian cost centre and nil (2013 – nil; 2012 – $2,842 million) in the U.S. cost centre.  The impairments in 2012 resulted primarily from the decline in the 12-month average trailing natural gas prices which reduced proved reserves volumes and values.

The 12-month average trailing prices used in the ceiling test calculations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.  The benchmark prices are disclosed in Note 26.

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

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice.  As at December 31, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $520 million (2013 – $536 million).

As at December 31, 2014, the total carrying value of assets under capital lease was $547 million (2013 – $683 million).  Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 14.

Other Arrangement

As at December 31, 2014, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,431 million (2013 – $1,587 million) related to The Bow office building, which is under a 25-year lease agreement.  The Bow asset is being depreciated over the 60-year estimated life of the building.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 14.

10. Other Assets

As at December 31	2014	2013

Deferred Charges and Debt Transaction Costs	$ 48	$ 58
Long-Term Receivables	70	184
Long-Term Investments and Other	276	284
	$ 394	$ 526

11. Goodwill

As at December 31	2014	2013

Canada	$ 788	$ 1,171
United States	2,129	473
	$ 2,917	$ 1,644

During 2014, the Company recognized goodwill of $1,724 million in conjunction with the Athlon acquisition in the United States as described in Note 3.  In Canada, the Company allocated goodwill of $257 million to the Bighorn divestiture and derecognized $39 million upon the divestiture of Encana’s investment in PrairieSky as described in Notes 4 and 18.  In the United States, the Company allocated goodwill of $68 million to the Jonah divestiture as described in Note 4.

There were no additions or dispositions of goodwill during 2013 and the Company has not recognized any previous goodwill impairments.  The change in the Canada goodwill balance also reflects the movements due to foreign currency translation.

Goodwill was assessed for impairment as at December 31, 2014 and December 31, 2013.  The fair values of the Canada and United States reporting units were determined to be greater than the respective carrying values of the reporting units.  Accordingly, no goodwill impairments were recognized.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12. Accounts Payable and Accrued Liabilities

As at December 31	2014	2013

Trade Payables	$ 428	$ 265
Capital Accruals	729	398
Royalty and Production Accruals	495	473
Other Accruals	385	514
Interest Payable	100	111
Outstanding Disbursements	4	2
Current Portion of Capital Lease Obligations (See Note 14)	59	66
Current Portion of Asset Retirement Obligation (See Note 15)	43	66
	$ 2,243	$ 1,895

Payables and accruals are non-interest bearing.  Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 13.

13. Long-Term Debt

As at December 31	Note	C$ Principal Amount	2014	2013

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	A	$ -	$ -	$ -
Canadian Unsecured Notes:	B
5.80% due January 18, 2018		750	647	705
		$ 750	647	705

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A		1,277	-
U.S. Unsecured Notes:	B
5.80% due May 1, 2014			-	1,000
5.90% due December 1, 2017			700	700
6.50% due May 15, 2019			500	500
3.90% due November 15, 2021			600	600
8.125% due September 15, 2030			300	300
7.20% due November 1, 2031			350	350
7.375% due November 1, 2031			500	500
6.50% due August 15, 2034			750	750
6.625% due August 15, 2037			500	500
6.50% due February 1, 2038			800	800
5.15% due November 15, 2041			400	400
			6,677	6,400
Total Principal	F		7,324	7,105

Increase in Value of Debt Acquired	C		34	40
Debt Discounts	D		(18)	(21)
Current Portion of Long-Term Debt	E		-	(1,000)
			$ 7,340	$ 6,124

A)     REVOLVING CREDIT AND TERM LOAN BORROWINGS

Canadian Revolving Credit and Term Loan Borrowings

At December 31, 2014, Encana had in place a committed revolving bank credit facility for C$3.5 billion ($3.0 billion), of which $1.7 billion remains unused.  The facility, which matures in June 2018, is fully revolving up to maturity. The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR, plus applicable margins.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

During 2014, the Company borrowed on its revolving credit facilities.  Borrowings include LIBOR loans of $1,277 million maturing at various dates with a weighted average interest rate of 1.62 percent.  These amounts are fully supported and Management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year and which expire in 2018.  There were no outstanding balances related to the Company’s commercial paper or revolving credit facilities as at December 31, 2013.

U.S. Revolving Credit and Term Loan Borrowings

At December 31, 2014, one of Encana’s subsidiaries had in place a committed revolving bank credit facility for $1.0 billion, all of which remained unused.  The facility, which matures in June 2018, is guaranteed by Encana Corporation and is fully revolving up to maturity.  The facility is extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders’ U.S. base rate or LIBOR, plus applicable margins.

Standby fees paid in 2014 relating to Canadian and U.S. revolving credit and term loan agreements were approximately $12 million (2013 – $14 million; 2012 – $15 million).

Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants as at December 31, 2014.

B)     UNSECURED NOTES

Shelf Prospectus

Encana has in place a shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S.  The shelf prospectus was filed in June 2014 and expires in July 2016.  At December 31, 2014, the $6.0 billion shelf prospectus remained accessible, the availability of which is dependent upon market conditions.  This shelf prospectus replaced a $4.0 billion debt shelf prospectus for U.S. unsecured notes which expired in June 2014.

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

U.S. Unsecured Notes

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014.  The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer.  Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

On December 16, 2014, Encana completed the redemption of the $500 million 7.375 percent senior notes due April 15, 2021 and the $650 million 6.00 percent senior notes due May 1, 2022, which were assumed by Encana in conjunction with the Athlon acquisition as discussed in Note 3.  The Company recognized a one-time outlay of approximately $125 million as a result of the early redemption.  Encana used proceeds from the Company’s revolving credit facility of $1,277 million to redeem the senior notes.

C)                    INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, which is approximately 16 years.

In conjunction with the Athlon acquisition, the Company recorded an increase in the fair value of the debt acquired of approximately $12 million, which was expensed upon redemption of the senior notes and is included in other expenses in the Company’s Consolidated Statement of Earnings.

D)                    DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method.  During 2014 and 2013, no debt discounts were capitalized.

E)                     CURRENT PORTION OF LONG-TERM DEBT

	C$ Principal
As at December 31	Amount	2014	2013

5.80% due May 1, 2014	$ -	$ -	$ 1,000
	$ -	$ -	$ 1,000

F)                      MANDATORY DEBT PAYMENTS

	C$ Principal	US$ Principal	Total US$
As at December 31	Amount	Amount	Equivalent

2015	$ -	$ -	$ -
2016	-	-	-
2017	-	700	700
2018	750	1,277	1,924
2019	-	500	500
Thereafter	-	4,200	4,200
Total	$ 750	$ 6,677	$ 7,324

The amount due in 2015 excludes LIBOR loans, which are fully supported by revolving credit facilities that have no repayment requirements within the next year.  The revolving credit facilities are fully revolving for a period of up to five years.  Based on the current maturity dates of the credit facilities, the payments are included in 2018.

Long-term debt is accounted for at amortized cost using the effective interest method of amortization.  As at December 31, 2014, total long-term debt had a carrying value of $7,340 million and a fair value of $7,788 million (2013 – carrying value of $7,124 million and a fair value of $7,805 million).  The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

14. Other Liabilities and Provisions

As at December 31	2014	2013

The Bow Office Building (See Note 9)	$ 1,486	$ 1,631
Capital Lease Obligations (See Note 9)	473	544
Unrecognized Tax Benefits (See Note 7)	279	133
Pensions and Other Post-Employment Benefits (See Note 21)	144	110
Long-Term Incentives (See Note 20)	70	58
Other	32	44
	$ 2,484	$ 2,520

Long-Term Incentives was previously reported in Other in 2013.

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized.  Encana has also subleased part of The Bow office space to a subsidiary of Cenovus.  The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Expected Future Lease Payments	$ 80	$ 81	$ 82	$ 82	$ 83	$ 1,652	$ 2,060
Sublease Recoveries	$ (39)	$ (40)	$ (40)	$ (40)	$ (41)	$ (812)	$ (1,012)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

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

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2015	2016	2017	2018	2019	Thereafter	Total

Expected Future Lease Payments	$ 98	$ 98	$ 99	$ 99	$ 99	$ 232	$ 725
Less Amounts Representing Interest	39	36	32	27	23	36	193
Present Value of Expected Future Lease Payments	$ 59	$ 62	$ 67	$ 72	$ 76	$ 196	$ 532

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

15. Asset Retirement Obligation

As at December 31	2014	2013

Asset Retirement Obligation, Beginning of Year	$ 966	$ 969
Liabilities Incurred and Acquired (See Note 3)	85	38
Liabilities Settled and Divested	(188)	(126)
Change in Estimated Future Cash Outflows	35	68
Accretion Expense	52	53
Foreign Currency Translation	(37)	(36)
Asset Retirement Obligation, End of Year	$ 913	$ 966

Current Portion (See Note 12)	$ 43	$ 66
Long-Term Portion	870	900
	$ 913	$ 966

16. Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

ISSUED AND OUTSTANDING

As at December 31	2014		2013
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	740.9	$ 2,445	736.3	$ 2,354
Common Shares Cancelled	-	-	(0.8)	(2)
Common Shares Issued under Dividend Reinvestment Plan	0.3	5	5.4	93
Common Shares Outstanding, End of Year	741.2	$ 2,450	740.9	$ 2,445

During the year ended December 31, 2014, Encana issued 240,839 common shares totaling $5 million under the Company’s dividend reinvestment plan (2013 – issued 5,385,845 common shares totaling $93 million).

During the year ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares.  In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished.  Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

DIVIDENDS

For the year ended December 31, 2014, Encana paid dividends of $0.28 per common share totaling $207 million (2013 – $0.67 per common share totaling $494 million; 2012 – $0.80 per common share totaling $588 million).  The Company’s quarterly dividend payment in 2014 was $0.07 per common share.  The quarterly dividend payment in 2013 was $0.20 per common share for the first three quarters and $0.07 per common share for the fourth quarter.  The quarterly dividend payment in 2012 was $0.20 per common share.

For the year ended December 31, 2014, the dividends paid included $5 million in common shares as disclosed above, which were issued in lieu of cash dividends under the Company’s dividend reinvestment plan (2013 – $93 million; 2012 – nil).

On February 25, 2015, the Board declared a dividend of $0.07 per common share payable on March 31, 2015 to common shareholders of record as of March 13, 2015.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

EARNINGS PER COMMON SHARE

The following table presents the computation of net earnings per common share:

For the years ended December 31 (millions, except per share amounts)	2014	2013	2012

Net Earnings (Loss) Attributable to Common Shareholders	$ 3,392	$ 236	$ (2,794)

Number of Common Shares:
Weighted average common shares outstanding - Basic	741.0	737.7	736.3
Effect of dilutive securities	-	-	-
Weighted average common shares outstanding - Diluted	741.0	737.7	736.3

Net Earnings (Loss) per Common Share
Basic	$ 4.58	$ 0.32	$ (3.79)
Diluted	$ 4.58	$ 0.32	$ (3.79)

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

All options outstanding as at December 31, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached.  In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.  In addition, certain stock options granted are performance-based.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures.  Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment.  As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.  See Note 20 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2014, there were 27.3 million common shares reserved for issuance under stock option plans (2013 – 19.1 million; 2012 – 18.8 million).

ENCANA RESTRICTED SHARE UNITS (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  The Company intends to settle vested RSUs in cash on the vesting date.  As a result, Encana does not consider RSUs to be potentially dilutive securities.  See Note 20 for further information on Encana’s outstanding RSUs.

ENCANA SHARE UNITS PREVIOUSLY HELD BY CENOVUS EMPLOYEES

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies – Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”).  In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units.  Share units included TSARs, Performance TSARs, SARs and Performance SARs.  The terms and conditions of the share units were similar to the terms and conditions of the original share units.  There was no impact on Encana’s net earnings for the share units held by Cenovus employees. As at December 31, 2014, all remaining share units held by Cenovus employees have expired.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

17. Accumulated Other Comprehensive Income

For the years ended December 31	2014	2013

Foreign Currency Translation Adjustment
Balance, Beginning of Year	$693	$739
Change in Foreign Currency Translation Adjustment	22	(46)
Balance, End of Year	$715	$693

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$(9)	$(69)
Net Actuarial Gains and (Losses) and Plan Amendment (See Note 21)	(22)	65
Income Taxes	7	(17)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 21)	(1)	11
Income Taxes	-	(3)
Reclassification of Net Prior Service Costs and (Credits) to Net Earnings (See Note 21)	(1)	-
Income Taxes	-	-
Settlement and Curtailment in Defined Benefit Plan Expense (See Note 21)	-	6
Income Taxes	-	(2)
Balance, End of Year	$(26)	$(9)
Total Accumulated Other Comprehensive Income	$689	$684

18. Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 22, 2014, PrairieSky filed a final prospectus to qualify the distribution of 52.0 million common shares (the “IPO”), to be sold by Encana pursuant to the terms of an underwriting agreement dated May 22, 2014, at a price of C$28.00 per common share (the “Offering Price”).

On May 27, 2014, prior to closing the IPO, PrairieSky acquired from Encana a royalty business in exchange for common shares of PrairieSky pursuant to the Purchase and Sale Agreement dated May 22, 2014 between PrairieSky and Encana (the “Agreement”).  The royalty business assets acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement.

As part of the Agreement, PrairieSky and Encana entered into: (i) a Seismic Licence Agreement whereby Encana granted the Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements whereby PrairieSky issued leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky receives royalties from Encana.

On May 29, 2014, Encana completed the IPO of 52.0 million common shares of PrairieSky at the Offering Price for gross proceeds of approximately C$1.46 billion.  On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million.  Encana received aggregate gross proceeds from the IPO of approximately C$1.67 billion ($1.54 billion).  Subsequent to the IPO, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The noncontrolling interest in the former consolidated subsidiary, PrairieSky, was reflected as a separate component of Total Equity in the Consolidated Balance Sheet.  Encana recorded $117 million of the proceeds from the IPO as a noncontrolling interest and the remainder of the proceeds of $1,427 million, less transaction costs of $82 million, was recognized as paid in surplus.

Secondary Public Offering of Common Shares of PrairieSky

On September 8, 2014, Encana and PrairieSky announced the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share, for aggregate gross proceeds to Encana of approximately C$2.6 billion.  Following the completion of the secondary offering on September 26, 2014, Encana no longer holds an interest in PrairieSky.  As discussed in Note 4, the PrairieSky divestiture resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre.  Accordingly, Encana recognized a gain on the divestiture of approximately $2,094 million, which is included in (gain) loss on divestitures in the Company’s Consolidated Statement of Earnings.  In conjunction with the divestiture, Encana derecognized the carrying amount of the net assets of $258 million, including goodwill of $39 million, and the noncontrolling interest of $133 million.

Distributions to Noncontrolling Interest Owners

During the period from May 29, 2014 to September 25, 2014, PrairieSky paid dividends of C$0.3174 per common share totaling $38 million, of which $18 million is attributable to the noncontrolling interest as presented in the Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash Flows.

Net Earnings Attributable to Noncontrolling Interest

During the period from May 29, 2014 to September 25, 2014, the Company held a controlling interest in PrairieSky.  Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.  For the year ended December 31, 2014, net earnings and comprehensive income of $34 million were attributable to the noncontrolling interest as presented in the Consolidated Statement of Earnings and Consolidated Statement of Comprehensive Income.

19. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy.  For the year ended December 31, 2014, Encana has incurred restructuring charges totaling $36 million relating primarily to severance costs, which are included in administrative expense in the Company’s Consolidated Statement of Earnings (2013 – $88 million).  Of the $124 million in restructuring charges incurred to date, $4 million remains accrued as at December 31, 2014 (2013 – $65 million).  Total restructuring charges are expected to be approximately $133 million before tax.  The remaining restructuring charges of approximately $9 million are anticipated to be incurred in 2015.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

20. Compensation Plans

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

The following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

As at December 31, 2014	Encana US$ Share Units	Encana C$ Share Units
Risk Free Interest Rate	1.01%	1.01%
Dividend Yield	2.02%	1.91%
Expected Volatility Rate	30.66%	29.11%
Expected Term	1.5 yrs	1.7 yrs
Market Share Price	US$13.87	C$16.17

As at December 31, 2013	Encana US$ Share Units	Encana C$ Share Units	Cenovus C$ Share Units
Risk Free Interest Rate	1.09%	1.09%	1.09%
Dividend Yield	1.55%	1.50%	3.18%
Expected Volatility Rate	33.20%	30.42%	27.75%
Expected Term	1.8 yrs	1.7 yrs	0.1 yrs
Market Share Price	US$18.05	C$19.18	C$30.40

For both Encana and Cenovus share units held by Encana employees, volatility was estimated using historical volatility rates.

The Company has recognized the following share-based compensation costs:

For the years ended December 31	2014	2013	2012
Compensation Costs of Transactions Classified as Cash-Settled	$ 25	$ 63	$ 42
Compensation Costs of Transactions Classified as Equity-Settled (1)	(2)	3	5
Total Share-Based Compensation Costs	23	66	47
Less: Total Share-Based Compensation Costs Capitalized	(6)	(22)	(14)
Total Share-Based Compensation Expense	$ 17	$ 44	$ 33

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$ 12	$ 18	$ 13
Administrative expense	5	26	20
	$ 17	$ 44	$ 33

(1)       RSUs may be settled in cash or equity as determined by Encana.  The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

As at December 31, 2014, the liability for share-based payment transactions totaled $99 million (2013 – $169 million), of which $29 million (2013 – $111 million) is recognized in accounts payable and accrued liabilities.

For the years ended December 31	2014	2013	2012
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$ 78	$ 121	$ 85
Vested	21	48	71
	$ 99	$ 169	$ 156

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2014.

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

The following tables summarize information related to the Encana TSARs held by Encana employees:

As at December 31		2014		2013
(thousands of units)		Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year		22,512	23.11	17,168	27.84
Granted		5,271	20.57	9,709	18.08
Exercised - SARs		(1,443)	19.84	(1)	19.90
Exercised - Options		(1)	18.06	-	-
Forfeited		(4,656)	23.16	(2,663)	26.60
Expired		(1,282)	29.06	(1,701)	36.60
Outstanding, End of Year		20,401	22.30	22,512	23.11
Exercisable, End of Year		9,951	25.40	9,360	27.84
As at December 31, 2014	Outstanding Encana TSARs			Exercisable Encana TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	7,108	3.16	18.10	1,853	18.12
20.00 to 29.99	9,057	3.09	21.05	3,862	21.63
30.00 to 39.99	4,236	0.61	32.03	4,236	32.03
	20,401	2.60	22.30	9,951	25.40

As at December 31, 2014, there was approximately $5 million of total unrecognized compensation costs (2013 – $29 million) related to unvested TSARs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 2.0 years.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following table summarizes information related to the Cenovus TSARs held by Encana employees:

As at December 31	2014		2013
(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	527	26.29	2,025	29.75
Exercised - SARs	(499)	26.29	(885)	28.81
Exercised - Options	(4)	26.39	(6)	29.32
Forfeited	-	-	(14)	31.16
Expired	(24)	26.38	(593)	34.21
Outstanding, End of Year	-	-	527	26.29
Exercisable, End of Year	-	-	527	26.29

During the year, Encana recorded a reduction in compensation costs of $15 million related to the Encana TSARs and a reduction in compensation costs of $1 million related to the Cenovus TSARs (2013 – compensation costs of $21 million related to the Encana TSARs and a reduction of compensation costs of $4 million related to the Cenovus TSARs; 2012 – compensation costs of $6 million related to the Encana TSARs and a reduction of compensation costs of $1 million related to Cenovus TSARs).

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

In 2013, Encana granted Performance TSARs to the President & Chief Executive Officer.  The Performance TSARs vest and expire over the same terms and conditions as the underlying option. Under this 2013 grant, vesting is also subject to Encana achieving prescribed performance targets over a four-year period based on Encana’s share price performance. Performance TSARs that do not vest when eligible are forfeited and cancelled.

The following tables summarize information related to the Encana Performance TSARs held by Encana employees:

As at December 31	2014		2013
(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	3,125	25.74	4,879	32.44
Granted	-	-	935	18.00
Forfeited	(61)	29.04	(453)	29.12
Expired	(2,129)	29.04	(2,236)	36.44
Outstanding, End of Year	935	18.00	3,125	25.74
Exercisable, End of Year	-	-	2,190	29.04

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

As at December 31, 2014		Outstanding Encana Performance TSARs		Exercisable Encana Performance TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	935	3.45	18.00	-	-
	935	3.45	18.00	-	-

As at December 31, 2014, there was approximately $1 million of total unrecognized compensation costs (2013 – $1 million) related to unvested Performance TSARs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 2.3 years.

The following table summarizes information related to the Cenovus Performance TSARs held by Encana employees:

As at December 31	2014		2013
(thousands of units)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)	Outstanding Performance TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	953	26.27	3,205	29.00
Exercised - SARs	(908)	26.27	(1,466)	28.72
Exercised - Options	(5)	26.27	(9)	29.69
Forfeited	(1)	26.27	(13)	26.27
Expired	(39)	26.27	(764)	32.96
Outstanding, End of Year	-	-	953	26.27
Exercisable, End of Year	-	-	953	26.27

During the year, Encana recorded compensation costs of $1 million related to the Encana Performance TSARs and a reduction in compensation costs of $1 million related to the Cenovus Performance TSARs (2013 – compensation costs of $1 million related to the Encana Performance TSARs and a reduction of compensation costs of $6 million related to the Cenovus Performance TSARs; 2012 – reduction of compensation costs of $1 million related to the Encana Performance TSARs and reduction of compensation costs of $2 million related to the Cenovus Performance TSARs).

C)     STOCK APPRECIATION RIGHTS

During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price of the right.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the Encana SARs held by Encana employees:

As at December 31	2014		2013

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	730	29.11	1,843	33.79
Forfeited	(20)	29.91	(156)	30.02
Expired	(710)	29.09	(957)	37.98
Outstanding, End of Year	-	-	730	29.11
Exercisable, End of Year	-	-	730	29.11

Since 2010, U.S. dollar denominated SARs have been granted to eligible U.S. based employees.  The terms and conditions are similar to the Canadian dollar denominated SARs.  The following tables summarize information related to U.S. dollar denominated Encana SARs held by Encana employees:

As at December 31	2014		2013

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (US$)	Outstanding SARs	Weighted Average Exercise Price (US$)

Outstanding, Beginning of Year	14,930	23.79	12,165	26.50
Granted	3,139	19.10	5,048	17.95
Exercised	(1,095)	19.96	(2)	17.95
Forfeited	(4,667)	23.49	(2,281)	25.30
Expired	(43)	26.04	-	-
Outstanding, End of Year	12,264	23.04	14,930	23.79
Exercisable, End of Year	7,310	25.97	7,328	27.32

As at December 31, 2014	Outstanding Encana SARs			Exercisable Encana SARs

Range of Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (US$)

10.00 to 19.99	5,110	3.60	18.20	760	17.97
20.00 to 29.99	3,530	2.13	21.75	2,926	21.66
30.00 to 39.99	3,624	0.58	31.13	3,624	31.13
	12,264	2.28	23.04	7,310	25.97

As at December 31, 2014, there was approximately $2 million of total unrecognized compensation costs (2013 – $18 million) related to unvested SARs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 2.2 years.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following table summarizes information related to the Cenovus SARs held by Encana employees:

As at December 31	2014		2013

(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (C$)	Outstanding SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	230	26.42	1,027	31.25
Exercised	(212)	26.35	(385)	28.38
Forfeited	(2)	29.04	(23)	33.62
Expired	(16)	26.95	(389)	36.82
Outstanding, End of Year	-	-	230	26.42
Exercisable, End of Year	-	-	230	26.42

During the year, Encana recorded a reduction of compensation costs of $2 million related to the Encana SARs and no compensation costs related to the Cenovus SARs (2013 – compensation costs of $1 million related to the Encana SARs and a reduction in compensation costs of $2 million related to the Cenovus SARs; 2012 – compensation costs of $7 million related to the Encana SARs and a reduction in compensation costs of $1 million related to the Cenovus SARs).

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

The following table summarizes information related to the Encana Performance SARs held by Encana employees:

As at December 31	2014		2013

(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	1,181	29.04	2,455	32.20
Forfeited	(17)	29.04	(239)	29.48
Expired	(1,164)	29.04	(1,035)	36.44
Outstanding, End of Year	-	-	1,181	29.04
Exercisable, End of Year	-	-	1,181	29.04

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The following table summarizes information related to the Cenovus Performance SARs held by Encana employees:

As at December 31	2014		2013

(thousands of units)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)	Outstanding Performance SARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	385	26.27	1,319	28.74
Exercised	(365)	26.27	(631)	28.32
Forfeited	-	-	(9)	26.47
Expired	(20)	26.27	(294)	32.96
Outstanding, End of Year	-	-	385	26.27
Exercisable, End of Year	-	-	385	26.27

During the year, Encana recorded no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs (2013 – no compensation costs related to the Encana Performance SARs and a reduction in compensation costs of $3 million related to the Cenovus Performance SARs; 2012 – no compensation costs related to the Encana Performance SARs and no compensation costs related to the Cenovus Performance SARs).

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

The following tables summarize information related to the PSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding PSUs
As at December 31	2014	2013
Unvested and Outstanding, Beginning of Year	1,134	961
Granted	457	856
Deemed Eligible to Vest	(211)	(552)
Units, in Lieu of Dividends	18	40
Forfeited	(176)	(171)
Unvested and Outstanding, End of Year	1,222	1,134

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

(thousands of units)	U.S. Dollar Denominated Outstanding PSUs
As at December 31	2014	2013
Unvested and Outstanding, Beginning of Year	363	693
Granted	167	192
Deemed Eligible to Vest	(173)	(474)
Units, in Lieu of Dividends	4	14
Forfeited	(83)	(62)
Unvested and Outstanding, End of Year	278	363

As at December 31, 2014, there was approximately $12 million of total unrecognized compensation costs (2013 – $16 million) related to unvested PSUs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 1.5 years.

During the year, Encana recorded compensation costs of $4 million related to the outstanding PSUs (2013 – $11 million; 2012 – $12 million).

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

The following table summarizes information related to the DSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding DSUs
As at December 31	2014	2013
Outstanding, Beginning of Year	1,027	974
Granted	152	106
Converted from HPR awards	-	37
Units, in Lieu of Dividends	14	41
Redeemed	(302)	(131)
Outstanding, End of Year	891	1,027

During the year, Encana recorded compensation costs of $1 million related to the outstanding DSUs (2013 – $2 million; 2012 – $2 million).

G)                   RESTRICTED SHARE UNITS

Since 2011, RSUs have been granted to eligible employees.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  As at December 31, 2014, Encana plans to settle the RSUs in cash on the vesting date.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following tables summarize information related to the RSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding RSUs
As at December 31	2014	2013
Unvested and Outstanding, Beginning of Year	5,130	1,966
Granted	2,785	3,873
Units, in Lieu of Dividends	94	205
Vested and Released	(1,368)	-
Forfeited	(754)	(914)
Unvested and Outstanding, End of Year	5,887	5,130

(thousands of units)	U.S. Dollar Denominated Outstanding RSUs
As at December 31	2014	2013
Unvested and Outstanding, Beginning of Year	3,475	1,596
Granted	1,767	2,458
Units, in Lieu of Dividends	51	139
Vested and Released	(1,071)	-
Forfeited	(1,112)	(718)
Unvested and Outstanding, End of Year	3,110	3,475

As at December 31, 2014, there was approximately $57 million of total unrecognized compensation costs (2013 – $71 million) related to unvested RSUs held by Encana employees.  The costs are expected to be recognized over a weighted average period of 1.5 years.

During the year, Encana recorded compensation costs of $36 million related to the outstanding RSUs (2013 – $45 million; 2012 – $25 million).  As at December 31, 2014, $11 million of the paid in surplus balance related to the RSUs (2013 – $13 million).

H)                    RESTRICTED CASH PLAN

In October 2011, Encana’s Board approved the use of a Restricted Cash Plan as a component of the long-term incentive grant to eligible employees, excluding executive officers. The Restricted Cash Plan is a time-based conditional grant to receive cash which, in accordance with the corresponding grant agreement, requires that the employee remains actively employed with Encana on the vesting date.  The Restricted Cash Plan vests over three years with one-third payable after each anniversary of the grant date.  During the year, Encana recorded compensation costs of $1 million (2013 – $6 million; 2012 – $18 million) related to the Restricted Cash Plan grant.  As at December 31, 2014, there are no remaining obligations associated with the Restricted Cash Plan.

21. Pension and Other Post-Employment Benefits

The Company sponsors defined benefit and defined contribution plans and provides pension and other post-employment benefits (“OPEB”) to its employees in Canada and the U.S.  As of January 1, 2003, the defined benefit pension plan was closed to new entrants.  The average remaining service period of active employees participating in the defined benefit pension plan is four years.  The average remaining service period of the active employees participating in the OPEB plan is 13 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years, or more frequently if directed by the regulator. The most recent filing was dated December 31, 2013 and the next required filing is expected to be as at December 31, 2016.

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company’s defined benefit pension and other post-employment benefit plans for the years ended December 31, 2014 and 2013, as well as the funded status of the plans and amounts recognized in the Consolidated Financial Statements as at December 31, 2014 and 2013.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

	Pension Benefits		OPEB
As at December 31	2014	2013	2014	2013

Change in Benefit Obligations
Projected Benefit Obligation, Beginning of Year	$ 287	$ 357	$ 93	$ 105
Service cost	3	4	10	12
Interest cost	12	12	4	4
Actuarial (gains) losses	19	(22)	14	(6)
Exchange differences	(22)	(19)	(3)	-
Employee contributions	-	-	1	-
Benefits paid	(20)	(22)	(5)	(4)
Plan amendment	-	-	-	(13)
Settlement	-	(26)	-	-
Curtailment	-	-	-	(5)
Special termination benefits	-	3	-	-
Projected Benefit Obligation, End of Year	$ 279	$ 287	$ 114	$ 93

Change in Plan Assets
Fair Value of Plan Assets, Beginning of Year	$ 291	$ 309	$ -	$ -
Actual return on plan assets	26	40	-	-
Exchange differences	(25)	(21)	-	-
Employee contributions	-	-	1	-
Employer contributions	2	12	4	4
Benefits paid	(20)	(22)	(5)	(4)
Transfers to defined contribution plan	(10)	-	-	-
Settlement	-	(26)	-	-
Special termination benefits	-	(1)	-	-
Fair Value of Plan Assets, End of Year	$ 264	$ 291	$ -	$ -
Funded Status of Plan Assets, End of Year	$ (15)	$ 4	$ (114)	$ (93)

Total Recognized Amounts in the Consolidated Balance Sheet Consist of:
Other assets	$ 4	$ 10	$ -	$ -
Current liabilities	-	-	(7)	(6)
Non-current liabilities	(19)	(6)	(107)	(87)
Total	$ (15)	$ 4	$ (114)	$ (93)

Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:
Net actuarial (gain) loss	$ 44	$ 37	$ 9	$ (6)
Prior service costs	(5)	(6)	(7)	(8)
Total recognized in accumulated other comprehensive income, before tax	$ 39	$ 31	$ 2	$ (14)

The accumulated defined benefit obligation for all defined benefit plans was $374 million as at December 31, 2014 (2013 – $362 million).  The following sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	Pension Benefits		OPEB
As at December 31	2014	2013	2014	2013

Projected Benefit Obligation	$ (279)	$ (87)	$ (114)	$ (93)
Accumulated Benefit Obligation	(260)	(72)	(114)	(93)
Fair Value of Plan Assets	260	81	-	-

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations:

	Pension Benefits		OPEB
As at December 31	2014	2013	2014	2013

Discount Rate	3.75%	4.50%	3.67%	4.45%
Rates of Increase in Compensation Levels	3.99%	3.99%	6.39%	6.38%

The following sets forth total benefit plan expense recognized by the Company in 2014, 2013 and 2012:

	Pension Benefits			OPEB
For the years ended December 31	2014	2013	2012	2014	2013	2012

Defined Benefit Plan Expense	$ -	$ 21	$ 6	$ 12	$ 11	$ 18
Defined Contribution Plan Expense	34	43	44	-	-	-
Total Benefit Plans Expense	$ 34	$ 64	$ 50	$ 12	$ 11	$ 18

Of the total benefit plans expense, $36 million (2013 – $60 million; 2012 – $55 million) was included in operating expense and $10 million (2013 – $15 million; 2012 – $13 million) was included in administrative expense.

The defined periodic pension and OPEB expense are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2014	2013	2012	2014	2013	2012

Current service cost	$ 3	$ 4	$ 5	$ 10	$ 12	$ 14
Interest cost	12	12	14	4	4	4
Expected return on plan assets	(15)	(16)	(28)	-	-	-
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	-	11	15	(1)	-	-
Amortization of net prior service costs	-	-	-	(1)	-	-
Settlement	-	5	-	-	-	-
Curtailment	-	1	-	-	(5)	-
Special termination benefits	-	4	-	-	-	-
Total Defined Benefit Plan Expense	$ -	$ 21	$ 6	$ 12	$ 11	$ 18

The amounts recognized in other comprehensive income are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2014	2013	2012	2014	2013	2012

Net actuarial (gains) losses	$ 8	$ (46)	$ 2	$ 14	$ (6)	$ (5)
Plan amendment	-	-	-	-	(13)	-
Amortization of net actuarial gains and losses	-	(11)	(15)	1	-	-
Amortization of net prior service costs	-	-	-	1	-	-
Settlement and curtailment	-	(6)	-	-	-	-
Total amounts recognized in other comprehensive (income) loss, before tax	$ 8	$ (63)	$ (13)	$ 16	$ (19)	$ (5)
Total amounts recognized in other comprehensive (income) loss, after tax	$ 6	$ (46)	$ (9)	$ 11	$ (14)	$ (4)

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan expense in 2015 is $2 million.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit costs for 2014, 2013 and 2012.

	Pension Benefits			OPEB
For the years ended December 31	2014	2013	2012	2014	2013	2012

Discount Rate	4.50%	4.25%	4.00%	4.49%	3.59%	4.31%
Long-Term Rate of Return on Plan Assets	6.50%	6.75%	6.75%	-	-	-
Rates of Increase in Compensation Levels	3.99%	3.99%	4.11%	6.50%	6.35%	6.41%

The Company’s assumed health care cost trend rates are as follows:

For the years ended December 31	2014	2013	2012

Health care cost trend rate for next year	7.00%	7.31%	7.70%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.59%	4.61%	4.63%
Year that the rate reaches the ultimate trend rate	2024	2026	2025

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 1	$ (1)
Effect on other post-retirement benefit obligations	$ 8	$ (7)

The Company expects to contribute $10 million to its defined benefit pension plans in 2015.  The Company’s OPEB plans are funded on an as required basis.

The following provides an estimate of benefit payments for the next 10 years.  These estimates reflect benefit increases due to continuing employee service.

	Defined Benefit Pension Payments	Other Benefit Payments

2015	$ 18	$ 7
2016	18	7
2017	18	8
2018	18	9
2019	18	9
2020 – 2024	90	47

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

As at December 31	2014
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$ 34	$ 1	$ -	$ 35
Fixed Income – Canadian Bond Funds	-	82	-	82
Equity – Domestic	20	50	-	70
Equity – International	-	64	-	64
Real Estate and Other	1	-	12	13
Fair Value of Plan Assets, End of Year	$ 55	$ 197	$ 12	$ 264

As at December 31	2013
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$ 51	$ 1	$ -	$ 52
Fixed Income – Canadian Bond Funds	-	57	-	57
Equity – Domestic	35	62	-	97
Equity – International	-	71	-	71
Real Estate and Other	1	-	13	14
Fair Value of Plan Assets, End of Year	$ 87	$ 191	$ 13	$ 291

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

Real Estate and Other
As at December 31	2014	2013

Balance, Beginning of Year	$ 13	$ 13
Purchases, issuances and settlements
Purchases	-	-
Settlements	-	-
Actual return on plan assets
Relating to assets sold during the reporting period	-	-
Relating to assets still held at the reporting date	(1)	-
Balance, End of Year	$ 12	$ 13

The Company’s pension plan assets were invested in the following as at December 31, 2014: 26 percent Domestic Equity (2013 – 39 percent), 24 percent Foreign Equity (2013 – 29 percent), 44 percent Bonds (2013 – 26 percent), and 6 percent Real Estate and Other (2013 – 6 percent).  The expected long-term rate of return is 6.50 percent.  The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $26 million (2013 – $40 million). The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

Notes to Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$
48

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

22. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below.  The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.  Fair value information related to pension plan assets is included in Note 21.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 23 and 20, respectively.  These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the following tables.  There have been no transfers between the hierarchy levels during the period.

As at December 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management
Risk Management Assets
Current	$ -	$ 718	$ -	$ 718	$ (11)	$ 707
Long-term	-	67	-	67	(2)	65
Risk Management Liabilities
Current	6	14	11	31	(11)	20
Long-term	-	2	7	9	(2)	7

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management
Risk Management Assets
Current	$ -	$ 71	$ -	$ 71	$ (15)	$ 56
Long-term	-	204	-	204	-	204
Risk Management Liabilities
Current	-	38	2	40	(15)	25
Long-term	-	-	5	5	-	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (2)	$ -	$ -	$ -	$ -	$ -	$ -
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (3)	-	-	8	8	-	8

(1)          Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

(2)           There were no remaining Encana share units held by Cenovus employees as at December 31, 2014 (2013 - 3.9 million share units with a weighted average exercise price of C$29.06).

(3)           There were no remaining Cenovus share units held by Encana employees as at December 31, 2014.

Notes to Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$
49

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2018.  The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at December 31, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017.  The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets.  The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.  Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 20.

A summary of changes in Level 3 fair value measurements during 2014 and 2013 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2014	2013	2014	2013

Balance, Beginning of Year	$ (7)	$ (12)	$ (8)	$ (36)
Total gains (losses)	(19)	3	3	16
Purchases, issuances and settlements:
Purchases	-	-	-	-
Settlements	8	2	5	12
Transfers in and out of Level 3	-	-	-	-
Balance, End of Year	$ (18)	$ (7)	$ -	$ (8)

Change in unrealized gains (losses) related to assets and liabilities held at end of year	$ (13)	$ (2)	$ -	$ 20

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	2014	2013
Risk Management – Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$40.70 - $48.50	$49.25 - $54.47

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	-	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $5 million (2013 – $7 million) increase or decrease to net risk management assets and liabilities.  As at December 31, 2014, all share units resulting from the Split Transaction have expired.  As at December 31, 2013, a five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease to accounts payable and accrued liabilities.

Notes to Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$
50

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

23. Financial Instruments and Risk Management

A)                  FINANCIAL INSTRUMENTS

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B)                  RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value.  See Note 22 for a discussion of fair value measurements.

UNREALIZED RISK MANAGEMENT POSITION

As at December 31	2014	2013

Risk Management Assets
Current	$ 707	$ 56
Long-term	65	204
	772	260

Risk Management Liabilities
Current	20	25
Long-term	7	5
	27	30
Net Risk Management Assets	$ 745	$ 230

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS – BY PRODUCT

As at December 31	2014			2013
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$ 609	$ 5	$ 604	$ 183	$ 15	$ 168
Crude oil	163	4	159	77	8	69
Power	-	18	(18)	-	7	(7)
Total Fair Value	$ 772	$ 27	$ 745	$ 260	$ 30	$ 230

Notes to Consolidated Financial Statements
Encana Corporation		Prepared in accordance with U.S. GAAP in US$
51

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2014

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	1,062 MMcf/d	2015	4.29 US$/Mcf	$ 487

Basis Contracts (1)		2015-2018		120

Other Financial Positions				(3)
Natural Gas Fair Value Position				604

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	12.3 Mbbls/d	2015	92.88 US$/bbl	161
WTI Fixed Price	1.2 Mbbls/d	2016	92.35 US$/bbl	14

Basis Contracts (2)		2015-2016		(16)
Crude Oil Fair Value Position				159

Power Purchase Contracts
Fair Value Position				(18)
Total Fair Value				$ 745

(1)           Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices.  These basis swaps are priced using differentials determined as a percentage of NYMEX.

(2)           Encana has entered into swaps to protect against widening Brent and Midland differentials to WTI.  These basis swaps are priced using fixed price differentials.

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2014	2013	2012

Revenues, Net of Royalties	$ (84)	$ 544	$ 2,149
Transportation and Processing	(7)	-	12
Gain (Loss) on Risk Management	$ (91)	$ 544	$ 2,161

	Unrealized Gain (Loss)
For the years ended December 31	2014	2013	2012

Revenues, Net of Royalties	$ 456	$ (347)	$ (1,441)
Transportation and Processing	(12)	2	(24)
Gain (Loss) on Risk Management	$ 444	$ (345)	$ (1,465)

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2014		2013	2012
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$ 230
Change in Fair Value of Contracts in Place at Beginning of Year
and Contracts Entered into During the Year	353	$ 353	$ 199	$ 696
Foreign Exchange Translation Adjustment on Canadian
Dollar Contracts	1
Fair Value of Athlon Crude Oil Contracts Acquired	70
Fair Value of Contracts Realized During the Year	91	91	(544)	(2,161)
Fair Value of Contracts, End of Year	$ 745	$ 444	$ (345)	$ (1,465)

C)                       RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk.  Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

COMMODITY PRICE RISK

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows.  To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments.  The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board.  The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options.  Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil – To partially mitigate against crude oil commodity price risk including widening price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

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

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural gas price	$ (105)	$ 105	$ (441)	$ 441
Crude oil price	(22)	22	(19)	19
Power price	5	(5)	7	(7)

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.  This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives.  The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables.  As at December 31, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at December 31, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings.  Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2014, approximately 94 percent (2013 – 87 percent) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at December 31, 2014, Encana had three counterparties (2013 – four counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty.  As at December 31, 2014, these counterparties accounted for 16 percent, 16 percent and 15 percent (2013 – 24 percent, 14 percent, 14 percent and 13 percent) of the fair value of the outstanding in-the-money net risk management contracts.

LIQUIDITY RISK

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due.  The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets.  As at December 31, 2014, the Company had committed revolving bank credit facilities totaling $4.0 billion which include C$3.5 billion ($3.0 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary, the latter of which remains unused.  The facilities remain committed through June 2018.  Of the C$3.5 billion ($3.0 billion) revolving bank credit facility, $1.7 billion remained unused and $1.3 billion was drawn to redeem the senior notes assumed by Encana in conjunction with the Athlon acquisition as discussed in Note 13.

Encana also has accessible capacity under a shelf prospectus for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $6.0 billion of debt and/or equity securities in Canada and/or the U.S.  The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The Company minimizes its liquidity risk by managing its capital structure.  The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions.  To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$ 2,243	$ -	$ -	$ -	$ -	$ 2,243
Risk Management Liabilities	20	7	-	-	-	27
Long-Term Debt (1)	396	1,493	3,030	1,610	6,392	12,921

(1)  Principal and interest.

Included in Encana’s long-term debt obligations of $12,921 million at December 31, 2014 are $1,277 million in principal obligations related to LIBOR loans drawn on the credit facility.  These amounts are fully supported and Management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year.  The revolving credit facilities are fully revolving for a period of up to five years.  Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 - 5 Years.  Further information on Long-Term Debt is contained in Note 13.

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

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives.  As at December 31, 2014, Encana had $6.7 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure (2013 – $5.4 billion) and $0.6 billion in debt that was not subject to foreign exchange exposure (2013 – $1.7 billion).  There were no foreign exchange derivatives outstanding as at December 31, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $61 million change in foreign exchange (gain) loss as at December 31, 2014 (2013 – $48 million; 2012 – $51 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities.  The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates.  There were no interest rate derivatives outstanding as at December 31, 2014.

As at December 31, 2014, the Company had floating rate debt of $1,277 million.  Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $10 million (2013 – nil; 2012 – nil).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

24. Supplementary Information

A)                    NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2014	2013	2012

Operating Activities
Accounts receivable and accrued revenues	$ (411)	$ (75)	$ 82
Accounts payable and accrued liabilities	188	(81)	(456)
Income tax payable and receivable	214	(23)	51
	$ (9)	$ (179)	$ (323)

B)                    SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2014	2013	2012

Interest Paid	$ 648	$ 575	$ 509
Income Taxes Paid, net of Amounts (Recovered)	$ 43	$ (186)	$ (124)

25. Commitments and Contingencies

COMMITMENTS

The following table outlines the Company’s commitments as at December 31, 2014:

	Expected Future Payments
(undiscounted)	2015	2016	2017	2018	2019	Thereafter	Total

Transportation and Processing	$ 878	$ 825	$ 815	$ 800	$ 673	$ 3,204	$ 7,195
Drilling and Field Services	312	138	93	47	16	17	623
Operating Leases	43	36	28	26	10	24	167
Total	$ 1,233	$ 999	$ 936	$ 873	$ 699	$ 3,245	$ 7,985

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

26. Supplementary Oil and Gas Information (unaudited)

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

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

NET PROVED RESERVES (1, 2)

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil (MMbbls)			NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada	United States	Total
2012
Beginning of year	6,329	6,511	12,840	5.9	38.2	44.1	89.1	-	89.1
Revisions and improved recovery (3)	(1,497)	(1,701)	(3,198)	3.0	(5.0)	(2.0)	(13.0)	43.9	30.9
Extensions and discoveries	638	338	976	7.4	19.3	26.7	18.5	19.9	38.4
Purchase of reserves in place	38	8	46	-	0.1	0.1	-	-	-
Sale of reserves in place	(461)	(321)	(782)	(0.7)	(2.8)	(3.5)	(1.5)	(1.0)	(2.5)
Production	(497)	(593)	(1,090)	(2.6)	(3.8)	(6.4)	(4.5)	(0.4)	(4.9)
End of year	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0
Developed	2,985	2,628	5,613	9.9	25.0	34.9	37.9	18.1	56.0
Undeveloped	1,565	1,614	3,179	3.1	21.0	24.1	50.7	44.3	95.0
Total	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0

2013
Beginning of year	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0
Revisions and improved recovery (4)	(256)	(362)	(618)	2.6	(1.2)	1.4	(9.6)	(16.1)	(25.7)
Extensions and discoveries	499	482	981	11.5	14.3	25.8	16.7	13.3	30.0
Purchase of reserves in place	-	7	7	-	0.5	0.5	-	0.1	0.1
Sale of reserves in place	(295)	(1)	(296)	-	-	-	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(4.3)	(5.1)	(9.4)	(6.8)	(3.5)	(10.3)
End of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
Developed	2,744	2,619	5,363	16.5	31.1	47.6	44.6	24.1	68.7
Undeveloped	1,231	1,258	2,489	6.3	23.4	29.7	42.8	32.0	74.8
Total	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5

2014
Beginning of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
Revisions and improved recovery (5)	250	(511)	(261)	(5.0)	(2.7)	(7.7)	10.9	(2.6)	8.3
Extensions and discoveries	385	493	879	4.7	21.4	26.1	22.3	8.8	31.1
Purchase of reserves in place	6	234	240	-	148.2	148.2	0.1	52.9	53.0
Sale of reserves in place	(885)	(1,473)	(2,358)	(6.6)	(14.2)	(20.8)	(45.5)	(20.0)	(65.4)
Production	(503)	(355)	(858)	(5.0)	(13.1)	(18.0)	(8.6)	(5.0)	(13.6)
End of year	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7
Developed	2,282	1,606	3,887	8.2	112.3	120.5	31.6	53.4	85.0
Undeveloped	947	660	1,607	2.8	81.8	84.5	34.9	36.8	71.7
Total	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7

* Numbers may not add due to rounding

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

(2)                 Encana does not file any estimates of total net proved natural gas, oil and NGLs reserves with any U.S. federal authority or agency other than the Securities and Exchange Commission.

(3)                 In 2012, revisions and improved recovery of natural gas included a reduction of 4,589 Bcf due to significantly lower 12-month average trailing natural gas prices, partially offset by additions of 1,391 Bcf for technical revisions and improved recovery.

(4)      In 2013, revisions and improved recovery of natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average trailing natural gas prices and minor positive revisions.

(5)      In 2014, revisions and improved recovery of natural gas included a reduction of 520 Bcf due to changes in the proved undeveloped reserves bookings in the U.S.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2012	2.76	2.35	94.71	87.42
2013	3.67	3.14	96.94	93.44
2014	4.34	4.63	94.99	96.40

(1)                 All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
	2014	2013	2012	2014	2013	2012

Future cash inflows	19,255	19,039	15,471	26,742	17,217	14,124
Less future:
Production costs	7,456	7,377	6,273	6,673	4,484	4,095
Development costs	3,276	4,515	5,117	4,087	3,982	4,210
Income taxes	1,727	652	-	2,886	1,615	555
Future net cash flows	6,796	6,495	4,081	13,096	7,136	5,264
Less 10% annual discount for estimated timing of cash flows	2,320	1,836	1,079	6,015	2,978	2,249
Discounted future net cash flows	4,476	4,659	3,002	7,081	4,158	3,015

	Total
	2014	2013	2012

Future cash inflows	45,997	36,256	29,595
Less future:
Production costs	14,129	11,861	10,368
Development costs	7,363	8,497	9,327
Income taxes	4,613	2,267	555
Future net cash flows	19,892	13,631	9,345
Less 10% annual discount for estimated timing of cash flows	8,335	4,814	3,328
Discounted future net cash flows	11,557	8,817	6,017

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
	2014	2013	2012	2014	2013	2012

Balance, beginning of year	4,659	3,002	5,285	4,158	3,015	5,463
Changes resulting from:
Sales of oil and gas produced during the period	(2,120)	(1,649)	(1,808)	(1,746)	(1,490)	(2,223)
Discoveries and extensions, net of related costs	827	725	509	1,429	633	319
Purchases of proved reserves in place	9	-	7	3,052	16	8
Sales and transfers of proved reserves in place	(1,320)	(304)	(155)	(1,902)	(2)	(369)
Net change in prices and production costs	1,777	2,703	(1,364)	2,567	1,891	(2,106)
Revisions to quantity estimates	314	(178)	(1,290)	(616)	(324)	(2,858)
Accretion of discount	515	311	571	503	333	693
Previously estimated development costs incurred, net of change in future development costs	532	417	946	(3)	708	3,021
Other	(36)	14	(7)	24	(68)	(79)
Net change in income taxes	(681)	(382)	308	(385)	(554)	1,146
Balance, end of year	4,476	4,659	3,002	7,081	4,158	3,015

	Total
	2014	2013	2012

Balance, beginning of year	8,817	6,017	10,748
Changes resulting from:
Sales of oil and gas produced during the period	(3,866)	(3,139)	(4,031)
Discoveries and extensions, net of related costs	2,256	1,358	828
Purchases of proved reserves in place	3,061	16	15
Sales and transfers of proved reserves in place	(3,222)	(306)	(524)
Net change in prices and production costs	4,344	4,594	(3,470)
Revisions to quantity estimates	(302)	(502)	(4,148)
Accretion of discount	1,018	644	1,264
Previously estimated development costs incurred, net of change in future development costs	529	1,125	3,967
Other	(12)	(54)	(86)
Net change in income taxes	(1,066)	(936)	1,454
Balance, end of year	11,557	8,817	6,017

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

RESULTS OF OPERATIONS

	Canada			United States
	2014	2013	2012	2014	2013	2012

Oil and gas revenues, net of royalties, transportation and processing	2,475	2,068	2,205	2,244	2,041	2,713
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	355	419	397	498	551	490
Depreciation, depletion and amortization	625	601	748	992	818	1,102
Impairments	-	-	1,822	-	-	2,842
Operating income (loss)	1,495	1,048	(762)	754	672	(1,721)
Income taxes	376	264	(191)	273	243	(623)
Results of operations	1,119	784	(571)	481	429	(1,098)

	Total
	2014	2013	2012

Oil and gas revenues, net of royalties, transportation and processing	4,719	4,109	4,918
Less:
Operating costs, production and mineral taxes, and accretion of asset retirement obligations	853	970	887
Depreciation, depletion and amortization	1,617	1,419	1,850
Impairments	-	-	4,664
Operating income (loss)	2,249	1,720	(2,483)
Income taxes	649	507	(814)
Results of operations	1,600	1,213	(1,669)

CAPITALIZED COSTS

	Canada			United States
	2014	2013	2012	2014	2013	2012

Proved oil and gas properties	18,271	25,003	26,024	24,279	26,529	24,825
Unproved oil and gas properties	478	598	716	5,655	470	579
Total capital cost	18,749	25,601	26,740	29,934	26,999	25,404
Accumulated DD&A	16,566	23,012	23,962	16,260	22,074	21,236
Net capitalized costs	2,183	2,589	2,778	13,674	4,925	4,168

	Other			Total
	2014	2013	2012	2014	2013	2012

Proved oil and gas properties	65	71	104	42,615	51,603	50,953
Unproved oil and gas properties	-	-	-	6,133	1,068	1,295
Total capital cost	65	71	104	48,748	52,671	52,248
Accumulated DD&A	65	71	104	32,891	45,157	45,302
Net capitalized costs	-	-	-	15,857	7,514	6,946

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

COSTS INCURRED

	Canada			United States (1,2)
	2014	2013	2012	2014	2013	2012

Acquisitions
Unproved	15	26	121	5,452	111	235
Proved	6	2	18	5,008	45	5
Total acquisitions	21	28	139	10,460	156	240
Exploration costs	10	22	201	38	412	633
Development costs	1,216	1,343	1,366	1,247	871	1,094
Total costs incurred	1,247	1,393	1,706	11,745	1,439	1,967

	Total (1,2)
	2014	2013	2012

Acquisitions
Unproved	5,467	137	356
Proved	5,014	47	23
Total acquisitions	10,481	184	379
Exploration costs	48	434	834
Development costs	2,463	2,214	2,460
Total costs incurred	12,992	2,832	3,673

(1)                 2014 Unproved includes $5,338 million from the acquisition of Athlon.

(2)                 2014 Proved includes $2,127 million from the acquisition of Athlon.

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties are excluded from the country cost centre’s depletable base as follows:

As at December 31	2014	2013

Canada	$ 478	$ 598
United States	5,655	470
	$ 6,133	$ 1,068

The following is a summary of the costs related to Encana’s unproved properties as at December 31, 2014:

	2014	2013	2012	Prior to 2012	Total

Acquisition Costs	$ 5,474	$ 140	$ 124	$ 253	$ 5,991
Exploration Costs	51	41	31	19	142
	$ 5,525	$ 181	$ 155	$ 272	$ 6,133

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

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                             Certifications. See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)                             Disclosure Controls and Procedures. As of the end of Encana Corporation’s (“Encana”) fiscal year ended December 31, 2014, an evaluation of the effectiveness of Encana’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Encana’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Encana’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Encana’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Encana in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Encana’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)                              Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included in the “Management Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

(d)                             Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Auditor’s Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

(e)       Changes in Internal Control Over Financial Reporting. Except as disclosed under the heading “Controls and Procedures—Internal Control over Financial Reporting” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F, during the fiscal year ended December 31, 2014, there were no changes in Encana’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Encana’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information–External Auditor Service Fees” in Encana’s Annual Information Form for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information–Pre-Approval Policies and Procedures” in Encana’s Annual Information Form for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies—Contractual Obligations” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as part of this Annual Report on Form 40-F.

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

40-F4

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Encana operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2014 Annual Meeting of Shareholders. However, Encana has not codified its corporate governance principles into formal guidelines for posting on its website.

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

A description of Encana’s corporate governance practices is included under the heading “Statement of Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2014 Annual Meeting of Shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 3, 2015.

Encana Corporation

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President &
Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of Netherland, Sewell & Associates, Inc.

99.8	Consent of Cawley, Gillespie & Associates, Inc.

99.9	Consent of GLJ Petroleum Consultants Ltd.

101	Interactive Data Files