Form 40-F
period 2015-12-31
ENCANA CORP
filed 2016-02-29
CIK 1157806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 849,893,635.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

FORM 40-F

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

(a)       Annual Information Form for the fiscal year ended December 31, 2015;

(b)       Management’s Discussion and Analysis for the fiscal year ended December 31, 2015; and

(c)       Consolidated Financial Statements for the fiscal year ended December 31, 2015, prepared in accordance with United States generally accepted accounting principles.

40-F1

Encana Corporation

Annual Information Form February 29, 2016

Table of Contents

Introduction	2
Corporate Structure	3
General Development of the Business	4
Narrative Description of the Business	7
Business Objectives	8
Canadian Operations	8
USA Operations	13
Market Optimization	17
Reserves and Other Oil and Gas Information	18
Capital Investment, Acquisitions and Divestitures	19
Competitive Conditions	20
Environmental Protection	20
Social and Environmental Policies	21
Employees	22
Foreign Operations	22
Directors and Officers	23
Audit Committee Information	26
Description of Share Capital	29
Credit Ratings	30
Market for Securities	31
Dividends	32
Legal Proceedings	32
Risk Factors	32
Transfer Agents and Registrars	41
Interest of Experts	41
Additional Information	42
Note Regarding Forward-Looking Statements	42
Note Regarding Reserves Data and Other Oil and Gas Information	44
Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information	A-1
Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)	B-1
Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)	C-1
Appendix D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information	D-1
Appendix E - Audit Committee Mandate	E-1

Encana Corporation	1	Annual Information Form (prepared in US$)

Introduction

This is the Annual Information Form of Encana Corporation (“Encana” or the “Company”) for the year ended December 31, 2015. In this Annual Information Form, unless otherwise specified or the context otherwise requires, reference to “Encana” or to the “Company” includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

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

The conversion of natural gas volumes to BOE is on the basis of six Mcf to one bbl. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. The term “play” encompasses resource plays, geological formations and conventional plays and the term “resource play” is used to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which, when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

All financial information included in this Annual Information Form is prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”). The Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2015, including required comparative information for 2014 and 2013, have been prepared in accordance with U.S. GAAP.

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

On May 12, 2015, the Company amended its articles of incorporation to redesignate the Company’s first and second preferred shares into a single class of preferred shares, designated as “Class A Preferred Shares”. See “Description of Share Capital – Class A Preferred Shares” in this Annual Information Form.

Intercorporate Relationships

The following table presents the name, the percentage of voting securities owned and the jurisdiction of incorporation, continuance or formation of Encana’s principal subsidiaries and jointly controlled entities as at December 31, 2015. Each of the entities in the table below had total assets that exceeded 10 percent of Encana’s consolidated assets as at December 31, 2015 or annual revenues that exceeded 10 percent of Encana’s consolidated annual revenues for the year ended December 31, 2015.

Subsidiaries	Percentage Directly or Indirectly Owned	Jurisdiction of Incorporation, Continuance or Formation

Encana USA Holdings ULC	100	Alberta
1847432 Alberta ULC	100	Alberta
Alenco Inc.	100	Delaware
Encana Oil & Gas (USA) Inc.	100	Delaware
Encana Marketing (USA) Inc.	100	Delaware

The above table does not include all of the subsidiaries and jointly controlled entities of Encana. The total assets and annual revenues of unnamed subsidiaries and jointly controlled entities in aggregate did not exceed 20 percent of Encana’s consolidated assets as at December 31, 2015 or consolidated annual revenues for the year ended December 31, 2015, respectively.

As a general matter, Encana reorganizes its subsidiaries and jointly controlled entities as required to maintain proper alignment of its business, operating and management structures.

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

Operating Segments

As at December 31, 2015, Encana’s operating and reportable segments were: (i) Canadian Operations; (ii) USA Operations; and (iii) Market Optimization.

•

Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Plays in Canada include: Montney in northern British Columbia and northwest Alberta; Duvernay in west central Alberta; and Other Upstream Operations including Wheatland in southern Alberta, Deep Panuke located offshore Nova Scotia and Other and emerging. Other and emerging primarily includes Horn River in northeast British Columbia.

•

USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Plays in the U.S. include: Eagle Ford in south Texas; Permian in west Texas; and Other Upstream Operations including DJ Basin in northern Colorado, San Juan in northwest New Mexico, Piceance in northwest Colorado and Other and emerging. Other and emerging primarily includes Tuscaloosa Marine Shale in east Louisiana and west Mississippi.

In 2015, DJ Basin and San Juan were realigned to Other Upstream Operations as described further under “Narrative Description of the Business” in this Annual Information Form.

•

Market Optimization activities are managed by the Midstream, Marketing & Fundamentals team, which is primarily responsible for the sale of the Company’s proprietary production and enhancing the associated netback price. Market Optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification.

Corporate and Other is not an operating segment and mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instruments relate.

Encana Corporation	4	Annual Information Form (prepared in US$)

Recent Developments

Significant events which contributed to the development of Encana’s business over the last three years included the following:

2015

•	Completed the divestiture of properties in Haynesville located in northern Louisiana, for proceeds of approximately $769 million, after closing adjustments.

•

Completed a bought deal offering of 98,458,975 common shares of Encana, including common shares issued under an over-allotment option, at a price of C$14.60 per common share for aggregate gross proceeds of approximately C$1.44 billion. Proceeds from the offering of common shares, plus cash on hand, were used to redeem the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018.

•	Completed the divestiture of certain properties in Wheatland located in central and southern Alberta, for proceeds of approximately C$557 million ($467 million), after closing adjustments.

•

Along with the Cutbank Ridge Partnership (the “CRP”), a partnership between Encana and a subsidiary of Mitsubishi Corporation (“Mitsubishi”), Encana closed the sale of certain natural gas gathering and compression assets in northeastern British Columbia for cash consideration net to Encana of approximately C$450 million ($355 million), after closing adjustments.

•

Entered into an agreement to sell properties in DJ Basin located in Colorado, comprising approximately 51,000 net acres, for an announced purchase price of approximately $900 million, before post-closing and other adjustments. The transaction is expected to close by the end of the second quarter of 2016, and is subject to satisfaction of certain closing conditions.

2014

•

Completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share, assumed Athlon’s $1.15 billion senior notes, and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $0.3 billion. The acquisition included approximately 137,000 net acres of producing and undeveloped oil and gas properties in Permian located in west Texas. Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the indentures governing such senior notes.

•

Completed the initial public offering of 59.8 million common shares of PrairieSky Royalty Ltd. (“PrairieSky”) at a price of C$28.00 per common share for aggregate gross proceeds of approximately C$1.67 billion. In the third quarter, Encana completed a secondary offering of the remaining 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer held an interest in PrairieSky.

•

Completed the acquisition of certain properties in the Eagle Ford shale formation located in south Texas for approximately $2.9 billion, after closing adjustments. The acquisition included approximately 45,500 net acres of producing and undeveloped oil and gas properties located in the Karnes, Wilson and Atascosa counties.

•

Completed the divestiture of properties in Jonah located in Wyoming for proceeds of approximately $1.6 billion, after closing adjustments, and certain properties in East Texas for proceeds of approximately $495 million, after closing adjustments.

•	Completed the sale of properties in Bighorn located in west central Alberta for approximately $1.7 billion after closing adjustments.

Encana Corporation	5	Annual Information Form (prepared in US$)

2013

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

Narrative Description of the Business

The following map outlines the location of Encana’s North American landholdings and plays as at December 31, 2015.

In 2015, DJ Basin and San Juan were realigned to Other Upstream Operations resulting from the Company’s continued focus on accelerating growth from a limited number of core, high return and scalable projects.  Previously, DJ Basin and San Juan were presented as growth assets. Encana uses the term core asset to describe the Company’s current capital investment strategy in relation to the current price environment and the funding of a limited number of core plays.  As at December 31, 2015, Encana’s core assets include Eagle Ford, Permian, Montney and Duvernay.

Encana Corporation	7	Annual Information Form (prepared in US$)

Business Objectives

Encana’s operations are focused on exploiting high return and scalable natural gas and oil formations. The Company’s operations are primarily located in Canada and the U.S.  All of Encana’s reserves and production are located in North America.

Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company’s key objectives include:

•                 Exercising a disciplined capital allocation strategy

•                 Maintaining portfolio flexibility to respond to changing market conditions

•                 Maximizing profitability through operational efficiencies and reducing costs

•                 Preserving balance sheet strength

The Company has a history of identifying and entering into strategic prospective plays and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures while reducing its environmental footprint through play optimization. The Company’s resource play hub model is a manufacturing-style development approach, which utilizes highly integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved across Encana’s diverse portfolio through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana’s capital investment strategy is focused on accelerating growth from a limited number of core, high return and scalable projects, while balancing the commodity portfolio and optimizing production performance from the remainder of the Company’s resource base.

Canadian Operations

The Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada. Plays in Canada include: Montney in northern British Columbia and northwest Alberta; Duvernay in west central Alberta; and Other Upstream Operations including Wheatland in southern Alberta, Deep Panuke located offshore Nova Scotia and Other and emerging. Other and emerging primarily includes Horn River in northeast British Columbia. Other Upstream Operations include plays that are not part of Encana’s current strategic focus.

In 2015, Montney was realigned to include the Cadomin/Doig and Granite Wash/Doig areas that were previously included in Other and emerging within Other Upstream Operations. Accordingly, comparative information has also been realigned. In addition, Clearwater was renamed Wheatland.

In 2015, the Canadian Operations had total capital investment of approximately $380 million and drilled approximately 135 net wells. Production after royalties averaged approximately 971 MMcf/d of natural gas, approximately 5.6 Mbbls/d of oil, and approximately 22.8 Mbbls/d of NGLs. At December 31, 2015, the Canadian Operations had an established land position in Canada of approximately 3.7 million gross acres (2.5 million net acres) including approximately 2.1 million gross undeveloped acres (1.4 million net undeveloped acres).

The tables on the following page summarize the Canadian Operations landholdings, producing wells and daily production as at and for the periods indicated.

Encana Corporation	8	Annual Information Form (prepared in US$)

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres at December 31, 2015)	Gross	Net	Gross	Net	Gross	Net	Interest
Montney	610	371	856	577	1,466	948	65%
Duvernay	100	41	569	348	669	389	58%
Other Upstream Operations
Wheatland	788	652	258	151	1,046	803	77%
Deep Panuke	20	20	21	10	41	30	73%
Other and emerging	53	31	396	297	449	328	73%
Total Canadian Operations	1,571	1,115	2,100	1,383	3,671	2,498	68%

Producing Wells	Natural Gas		Oil		Total
(number of wells at December 31, 2015) (1)	Gross	Net	Gross	Net	Gross	Net
Montney	1,358	1,211	74	64	1,432	1,275
Duvernay	93	46	9	2	102	48
Other Upstream Operations
Wheatland	5,164	5,063	29	20	5,193	5,083
Deep Panuke	4	4	-	-	4	4
Other and emerging	91	46	-	-	91	46
Total Canadian Operations	6,710	6,370	112	86	6,822	6,456

(1)          Figures exclude wells capable of producing, but not producing.

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2015	2014	2015	2014	2015	2014
Montney (1)	763	719	6.2	7.0	19.8	15.2
Duvernay	27	11	0.3	0.8	4.7	1.4
Other Upstream Operations
Wheatland (2,3)	122	333	0.6	7.0	0.5	2.0
Bighorn (3)	1	166	-	0.4	-	8.2
Deep Panuke	65	196	-	-	-	-
Other and emerging (1)	71	86	0.1	-	0.1	-
Total Canadian Operations	1,049	1,511	7.2	15.2	25.1	26.8

(1)          Montney has been realigned to include certain properties which were previously reported in Other and emerging.

(2)          During 2015, Encana divested of certain properties in Wheatland.

(3)          During 2014, Encana divested its Bighorn properties and investment in PrairieSky.

Production (After Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2015	2014	2015	2014	2015	2014
Montney (1)	723	639	4.7	5.6	17.8	13.3
Duvernay	27	11	0.3	0.8	4.5	1.3
Other Upstream Operations
Wheatland (2,3)	86	292	0.5	6.8	0.4	1.8
Bighorn (3)	1	158	-	0.3	-	7.2
Deep Panuke	63	190	-	-	-	-
Other and emerging (1)	71	88	0.1	0.1	0.1	-
Total Canadian Operations	971	1,378	5.6	13.6	22.8	23.6

(1)          Montney has been realigned to include certain properties which were previously reported in Other and emerging.

(2)          During 2015, Encana divested of certain properties in Wheatland.

(3)          During 2014, Encana divested its Bighorn properties and investment in PrairieSky.

Encana Corporation	9	Annual Information Form (prepared in US$)

Plays and Other Activities in the Canadian Operations

Montney

Montney is a play located in the Canadian Rocky Mountain foothills, which extends from southwest of Dawson Creek, in northern British Columbia to northwest Alberta. Producing horizons include Montney, Cadomin, Doig and Granite Wash formations with the current focus of development on the Montney formation. In 2015, total production after royalties from the play averaged approximately 723 MMcf/d of natural gas and approximately 22.5 Mbbls/d of oil and NGLs. As at December 31, 2015, Encana controlled approximately 1,466,000 gross acres (948,000 net acres) in the play.

The focus of development is on exploiting natural gas and condensate in the deep basin of the Montney formation within the play, of which Encana controlled approximately 809,000 gross acres (525,000 net acres), including 504,000 gross undeveloped acres (307,000 net undeveloped acres) at December 31, 2015. The Montney formation is being developed exclusively with horizontal well technology. In 2015, Encana drilled approximately 15 net horizontal wells in the area and production after royalties averaged approximately 619 MMcf/d of natural gas and approximately 22.5 Mbbls/d of oil and NGLs. Significant improvements have been achieved with respect to horizontal well completions with the application of multi-stage hydraulic fracturing. Since the first horizontal well completion in the area in 2006, Encana has continued to apply advanced technologies to reduce the overall development costs by approximately 77 percent on a completed interval basis. During 2015, Encana continued to focus on drilling longer wells with lateral lengths ranging from approximately 4,300 to 11,700 feet and tighter completion spacing ranging from approximately 66 to 84 feet. As Encana continues to optimize well and completion designs, lateral lengths drilled, stage and well spacing may change.

Encana has a partnership agreement with Mitsubishi to jointly develop certain lands predominately in the Montney. Under the agreement, Mitsubishi agreed to invest approximately C$2.9 billion for its 40 percent partnership interest in the CRP, of which approximately C$2.1 billion has been received as of December 31, 2015. In addition to its 40 percent of the CRP’s future capital funding investment, Mitsubishi is required to invest the remaining amount of approximately C$0.8 billion within an expected five year development plan of the area, thereby reducing Encana’s capital funding commitment to 30 percent of the total expected capital investment over that development plan. Encana proportionately consolidates its 60 percent interest in the CRP, including reserves.

As at December 31, 2015, Encana has natural gas processing capacity of approximately 745 MMcf/d with eight plants located in Alberta and British Columbia under contract with third parties. The contracted capacities range from 100 MMcf/d to 240 MMcf/d and have varying terms ranging from two to 18 years. In addition to the contracted capacity, Encana owns or has an ownership interest in natural gas processing capacity of approximately 177 MMcf/d net to Encana at three plants located in Alberta, with the plant capacities ranging from 115 MMcf/d to 209 MMcf/d.

Encana has access to gathering and compression capacity of 1,140 MMcf/d under contract with third parties that have remaining terms from 16 to 30 years and are located in the Dawson area of northeastern British Columbia and northwest Alberta. This includes gathering and compression that was divested in 2015 by Encana along with the CRP to Veresen Midstream Partnership LP (“VMLP”) as described under “Recent Developments” in this Annual Information Form. Encana also owns gathering and compression capacity of approximately 148 MMcf/d in northwest Alberta.

In addition, Encana along with the CRP expects to have access to compression and processing facilities with capacity of approximately 600 MMcf/d (net 360 MMcf/d to Encana) that are currently under construction by VMLP, and are expected to be completed in the latter half of 2017.

Duvernay

Duvernay is a play located in west central Alberta and includes properties that are primarily located in the Duvernay formation. As at December 31, 2015, Encana controlled approximately 669,000 gross acres (389,000 net acres) in the play.

The focus of development is on exploiting shale gas and condensate in the Duvernay formation within the play, of which Encana controlled approximately 586,000 gross acres (354,000 net acres), including 509,000 gross undeveloped acres (317,000 net undeveloped acres) at December 31, 2015. Encana has continued to develop the play with horizontal well technology using pad drilling in the northern part of the formation. Encana is currently achieving significant improvements in drilling costs and cycle times through application of its resource play hub model and continuing to develop long-term take-away capacity.  In 2015, Encana drilled approximately 15 net wells in the area and production after royalties averaged approximately 27 MMcf/d of natural gas and approximately 4.8 Mbbls/d of oil and NGLs. During 2015, Encana drilled wells with lateral length ranging from approximately 5,900 to 9,500 feet with completion spacing of approximately 60 feet. As Encana continues to optimize well and completion designs, lateral lengths drilled, stage and well spacing may change.

Encana Corporation	10	Annual Information Form (prepared in US$)

Encana has an agreement with a subsidiary of PetroChina Company Limited (“PetroChina”) to jointly explore and develop certain Duvernay lands. Under the agreement, PetroChina agreed to invest approximately C$2.18 billion for a 49.9 percent working interest in the lands. PetroChina has invested approximately C$1.93 billion as of December 31, 2015 and is expected to further invest approximately C$250 million over the remaining commitment period that expires in 2020, which will be used to fund half of Encana’s capital commitment.

Encana holds an approximate 50.1 percent ownership in two Simonette gas plants and the associated gas gathering and compression, which has a combined natural gas processing capacity of 105 MMcf/d (net 53 MMcf/d to Encana) and NGLs production capacity of 24.4 Mbbls/d (net 12.2 Mbbls/d to Encana).

Other Upstream Operations

Wheatland

Wheatland is a play located in southern Alberta and includes producing horizons such as the Lethbridge and Horseshoe Canyon formations, shallow sands formations including the Belly River and the Medicine Hat and deeper natural gas formations including the Glauconitic and the Mannville formations. In 2015, Encana drilled approximately 105 net natural gas wells. Production after royalties averaged approximately 86 MMcf/d of natural gas and approximately 0.9 Mbbls/d of oil and NGLs. As at December 31, 2015, Encana controlled approximately 1,046,000 gross acres (803,000 net acres) in the play.

Development has focused on exploiting natural gas along the eastern edge of the Horseshoe Canyon Fairway, which is integrated with shallower sands. Encana has historically used an integrated wellbore strategy to exploit deeper targets within the area. At December 31, 2015, Encana controlled approximately 507,000 gross acres (495,000 net acres) in the Horseshoe Canyon Fairway.

In 2015, Encana divested of approximately 1.4 million gross acres (1.2 million net acres) to Ember Resources Inc. for approximately C$557 million, after closing adjustments, as described under “Recent Developments” in this Annual Information Form.

In 2015, Encana and a subsidiary of Toyota Tsusho Corporation (“Toyota Tsusho”) terminated an agreement whereby Toyota Tsusho would invest approximately C$600 million to acquire a 32.5 percent gross overriding royalty interest in certain natural gas production from the wells drilled under the agreement. Prior to its termination in 2015, Toyota Tsusho had invested C$325 million under the agreement.

Deep Panuke

Encana is the owner and operator of the Deep Panuke gas field located offshore Nova Scotia, which is approximately 250 kilometres southeast of Halifax on the Scotian shelf. Natural gas from Deep Panuke is produced and processed by an offshore Production Field Centre (“PFC”) which is designed to process up to 300 MMcf/d. The PFC is under a lease arrangement which has an initial term that expires in 2021, with the option to extend the lease for 12 successive one-year terms at fixed prices after the initial lease term. Produced gas is transported to Goldboro, Nova Scotia, via subsea pipeline which interconnects with the Maritimes & Northeast Pipeline, where the natural gas is ultimately transported to markets in eastern Canada and northeastern U.S.

In 2015, natural gas production after royalties averaged approximately 63 MMcf/d. Encana is operating Deep Panuke under a seasonal production strategy. Encana sells all natural gas produced from Deep Panuke under a long-term physical sales contract at the prevailing market prices in that region. At December 31, 2015, Encana controlled approximately 41,000 gross acres (30,000 net acres) in Nova Scotia. Encana operates five of its six licenses in these areas.

Encana Corporation	11	Annual Information Form (prepared in US$)

Other Activity

Horn River is located in northeast British Columbia. The focus of development has been in the Horn River Basin shales (Muskwa, Otter Park and Evie), which are upwards of 500 feet thick. In 2015, Encana’s natural gas production after royalties averaged approximately 69 MMcf/d. As at December 31, 2015, Encana had approximately 91 gross producing horizontal wells (46 net producing horizontal wells) within the development area of the Horn River Basin shales. As at December 31, 2015, Encana controlled approximately 217,000 gross acres (173,000 net acres), which includes 177,000 gross undeveloped acres (152,000 net undeveloped acres) in the Horn River Basin shales. Encana owns natural gas compression capacity in Horn River of approximately 570 MMcf/d (net 285 MMcf/d to Encana) at various facilities in the area. Encana has a processing arrangement with a third party related to a planned expansion of the Cabin natural gas processing plant, for which commissioning and expansion was suspended in 2012.

Encana Corporation	12	Annual Information Form (prepared in US$)

USA Operations

The USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. Plays in the U.S. include: Eagle Ford in south Texas; Permian in west Texas; and Other Upstream Operations including DJ Basin in northern Colorado, San Juan in northwest New Mexico, Piceance in northwest Colorado and Other and emerging. Other and emerging primarily includes Tuscaloosa Marine Shale in east Louisiana and west Mississippi. Other Upstream Operations include plays that are not part of Encana’s current strategic focus.

In 2015, DJ Basin and San Juan were realigned to Other Upstream Operations resulting from the Company’s continued focus on a disciplined capital allocation strategy. Accordingly, comparative information has also been realigned. This realignment is further described under “Narrative Description of the Business” in this Annual Information Form.

During 2015, Encana divested of approximately 112,000 net acres in Haynesville located in northern Louisiana for proceeds of approximately $769 million, after closing adjustments, as described under “Recent Developments” in this Annual Information Form.

In 2015, the USA Operations had total capital investment of approximately $1,847 million and drilled approximately 265 net wells. Production after royalties averaged approximately 664 MMcf/d of natural gas, approximately 81.4 Mbbls/d of oil, and approximately 23.6 Mbbls/d of NGLs. At December 31, 2015, the USA Operations had an established land position of approximately 1.8 million gross acres (1.4 million net acres) including approximately 1.2 million gross undeveloped acres (0.9 million net undeveloped acres).

The following tables summarize the USA Operations landholdings, producing wells and daily production as at and for the periods indicated.

Landholdings	Developed Acreage		Undeveloped Acreage		Total Acreage		Average Working
(thousands of acres at December 31, 2015)	Gross	Net	Gross	Net	Gross	Net	Interest
Eagle Ford	40	39	3	2	43	41	95%
Permian	110	104	37	37	147	141	96%
Other Upstream Operations
DJ Basin	47	43	9	8	56	51	91%
San Juan	58	36	296	170	354	206	58%
Piceance	278	256	517	461	795	717	90%
Other and emerging	54	47	323	213	377	260	69%
Total USA Operations	587	525	1,185	891	1,772	1,416	80%

Producing Wells		Natural Gas		Oil		Total
(number of wells at December 31, 2015) (1)		Gross	Net	Gross	Net	Gross	Net
Eagle Ford		-	-	409	397	409	397
Permian		-	-	1,432	1,336	1,432	1,336
Other Upstream Operations
DJ Basin		1,877	1,084	-	-	1,877	1,084
San Juan		157	55	195	165	352	220
Piceance		3,947	3,238	-	-	3,947	3,238
Other and emerging		224	191	70	32	294	223
Total USA Operations		6,205	4,568	2,106	1,930	8,311	6,498

(1)           Figures exclude wells capable of producing, but not producing.

Encana Corporation	13	Annual Information Form (prepared in US$)

Production (Before Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2015	2014	2015	2014	2015	2014
Eagle Ford	57	25	47.7	21.8	7.4	3.5
Permian	58	6	32.1	3.2	11.0	1.2
Other Upstream Operations
DJ Basin	66	52	11.4	9.0	6.5	5.1
San Juan	16	10	5.8	4.1	1.8	0.8
Piceance	377	474	1.4	1.9	2.6	3.8
Haynesville (1)	217	391	-	-	-	-
Jonah (2)	-	128	-	1.4	-	0.9
East Texas (2)	-	75	-	0.7	-	-
Other and emerging	17	33	5.5	2.8	0.4	1.4
Total USA Operations	808	1,194	103.9	44.9	29.7	16.7

(1) During 2015, Encana divested of the Haynesville properties.

(2) During 2014, Encana divested of the Jonah properties and certain properties in East Texas.

Production (After Royalties)	Natural Gas (MMcf/d)		Oil (Mbbls/d)		NGLs (Mbbls/d)
(average daily)	2015	2014	2015	2014	2015	2014
Eagle Ford	44	19	37.0	17.1	5.8	2.7
Permian	44	5	24.5	2.5	8.3	1.0
Other Upstream Operations
DJ Basin	55	43	9.4	7.4	5.5	4.2
San Juan	13	8	4.8	3.3	1.4	0.6
Piceance	320	402	1.2	1.6	2.3	3.4
Haynesville (1)	173	311	-	-	-	-
Jonah (2)	-	100	-	1.1	-	0.7
East Texas (2)	-	57	-	0.5	-	-
Other and emerging	15	27	4.5	2.3	0.3	1.2
Total USA Operations	664	972	81.4	35.8	23.6	13.8

(1) During 2015, Encana divested of the Haynesville properties.

(2) During 2014, Encana divested of the Jonah properties and certain properties in East Texas.

Plays and Other Activities in the USA Operations

Eagle Ford

Eagle Ford is a tight oil play located in south Texas in the Karnes, Wilson and Atascosa counties. The focus is on the development of the thickest portion of the Eagle Ford shale in the Karnes Trough, where Encana holds a largely contiguous position. At December 31, 2015, Encana controlled approximately 43,000 gross acres (41,000 net acres) in the play. In 2015, Encana drilled approximately 65 net wells in the area and production after royalties averaged approximately 37.0 Mbbls/d of oil, approximately 44 MMcf/d of natural gas and approximately 5.8 Mbbls/d of NGLs.

Encana is developing the play using horizontal wells with lateral lengths ranging from approximately 3,300 to 7,000 feet with an average measured depth of approximately 17,500 feet and tighter cluster spacing ranging from 20 to 36 feet. As Encana continues to optimize well and completion designs, lateral lengths drilled, cluster and well spacing may change. Since acquiring the play in 2014, Encana has actively optimized well design through its resource play hub model, resulting in reduced drilling costs of approximately 41 percent.

Oil and natural gas production is gathered at various production facilities with combined capacities of approximately 200 MMbbl/d for oil production and 271 MMcf/d for natural gas production. The majority of the oil is subsequently transported to sales points by pipeline or trucked from facilities depending on the sales contract. Encana has dedicated approximately 20 MMcf/d to 42 MMcf/d of production under a commitment for natural gas gathering with a remaining term of approximately five years. In addition, Encana has access to natural gas processing capacity of up to approximately 72 MMcf/d with a third party that has no volume commitment, with remaining terms of approximately six years.

Encana Corporation	14	Annual Information Form (prepared in US$)

Permian

Permian is located in west Texas in the Midland, Martin, Howard and Glasscock counties. The focus is on the development of the Clearfork, Spraberry, Wolfcamp, Cline, Strawn, Atoka and Mississippian formations, in the Midland basin, where Encana holds a large contiguous position. At December 31, 2015, Encana controlled approximately 147,000 gross acres (141,000 net acres) in the play. The properties are characterized by an extensive production history from vertical drilling and development and mature infrastructure, with multiple producing horizons spanning over 3,000 feet to 4,000 feet of stratigraphy (also referred to as “stacked pay zones”). The multiple stacked pay zones can accommodate multiple completions in a single wellbore with the potential for both vertical and horizontal drilling. In 2015, Encana drilled 108 vertical net wells and 69 horizontal net wells in the area. In 2015, production after royalties averaged approximately 24.5 Mbbls/d of oil, approximately 44 MMcf/d of natural gas and approximately 8.3 Mbbls/d of NGLs.

With exposure to 11 potential productive horizons, Encana has focused development using horizontal well technology. During 2015, Encana utilized multi-well horizontal pad drilling in order to maximize resource recovery and minimize the development footprint. In addition, Encana focused on drilling longer horizontal wells with lateral lengths ranging from approximately 4,200 to 10,000 feet at a measured average depth of approximately 16,500 feet and tighter cluster spacing ranging from approximately 47 to 53 feet. As Encana continues to optimize well and completion designs, lateral lengths drilled, stage and well spacing may change. During 2015, Encana’s multi-well horizontal drilling strategy has reduced drilling costs by approximately 15 percent.

Oil and natural gas facilities include field gathering systems, storage batteries, saltwater disposal systems, separation equipment and pumping units. In addition, the play has an established pipeline infrastructure to transport oil from wellhead to tank batteries which is subsequently transported by the gatherer or purchaser via pipeline or truck. In 2015, Encana agreed to dedicate the majority of its acreage and associated oil production under a pipeline gathering agreement that has an initial term of seven years, with an option to extend the initial term for an additional seven years. In the event of pipeline capacity constraints, Encana’s oil production is trucked by a third party. Natural gas is gathered by Encana and transported to the purchaser’s meter and pipeline interconnection point.

Other Upstream Operations

DJ Basin

DJ Basin is a liquids rich play located in northern Colorado. The focus is on the development of the Codell, J-Sand and the Niobrara of the Wattenberg field. In 2015, Encana drilled approximately 17 net horizontal wells with an average lateral length of approximately 4,400 feet. Encana has initiated pilot testing various well spacing and completion combinations in order to maximize resource recovery and minimize the development footprint, of which the results are pending. In 2015, production after royalties averaged approximately 55 MMcf/d of natural gas, approximately 9.4 Mbbls/d of oil and approximately 5.5 Mbbls/d of NGLs. At December 31, 2015, Encana controlled approximately 56,000 gross acres (51,000 net acres) in the play.

Encana is a party to joint venture agreements whereby its partner earns 50 percent of Encana’s working interest in certain oil and natural gas wells to be drilled at Encana’s discretion in DJ Basin. The joint venture partner will pay its share of costs plus an additional carry amount to participate in the wells drilled, which is determined with reference to certain benchmark prices and the nature of the well drilled. The agreement has a remaining term of 10 years with the potential for additional five one-year extensions thereafter if a specified number of wells have not been drilled. Either party has an ability to suspend certain of its obligations under the agreement in the event natural gas and oil benchmark prices fall below a specified threshold. In 2015, the joint venture partner suspended its funding of drilling for wells due to the current weak commodity price environment. To date, Encana has received $256 million under the terms of the agreements. In 2015, third party funds were used to drill all 17 net horizontal wells in the play.

Encana Corporation	15	Annual Information Form (prepared in US$)

Encana has dedicated natural gas production for gathering and processing under a contract with a third party that has no volume commitment. The third party’s total plant capacity is approximately 625 MMcf/d. Encana was constructing a central liquids gathering facility near Erie, Colorado that is anticipated to have approximately 22.0 Mbbls/d of capacity. Construction of the facility temporarily ceased as a result of the announced agreement to sell properties in DJ Basin as discussed below.

On October 8, 2015, Encana entered into an agreement to sell properties in DJ Basin for an announced purchase price of approximately $900 million, before post-closing and other adjustments. The transaction is expected to close by the end of the second quarter of 2016, and is subject to satisfaction of certain closing conditions.

San Juan

San Juan is a light sweet oil play located in the San Juan Basin in northwest New Mexico. The focus of development is on exploiting liquids in the Gallup sandstone and Mancos silt formations within the play. Encana has established a significant land position in the play and continues to delineate the acreage held. Encana drilled approximately one net horizontal well in 2015, with a lateral length of approximately 6,000 feet and a vertical depth of approximately 5,500 feet. In 2015, production after royalties averaged approximately 4.8 Mbbls/d of oil, approximately 13 MMcf/d of natural gas and approximately 1.4 Mbbls/d of NGLs. At December 31, 2015, Encana controlled approximately 354,000 gross acres (206,000 net acres) which includes 296,000 gross undeveloped acres (170,000 net undeveloped acres). Encana has dedicated natural gas production under an agreement with access to processing capacity of up to approximately 50 MMcf/d with a third party.

Piceance

Piceance is a play located in northwest Colorado. The focus of development is on exploiting natural gas in the Williams Fork, Niobrara and Mancos formations within the play. The Williams Fork formation is characterized by thick natural gas accumulations and the Niobrara and Mancos formations are characterized by thick shales which are predominant throughout the basin. In 2015, production after royalties averaged approximately 320 MMcf/d of natural gas, approximately 1.2 Mbbls/d of oil and approximately 2.3 Mbbls/d of NGLs. At December 31, 2015, Encana controlled approximately 795,000 gross acres (717,000 net acres), which includes 517,000 gross undeveloped acres (461,000 net undeveloped acres).

Encana has a long-term joint venture agreement with a subsidiary of Nucor Corporation (“Nucor”) under which Nucor will earn 50 percent of Encana’s working interest in certain natural gas wells to be drilled in Piceance. Under the terms of the agreement, Nucor will carry Encana for approximately $750 million, of which approximately $24 million has been received as of December 31, 2015. Nucor will further invest the remaining amount over the long-term commitment period. The joint venture partner will pay its share of costs plus an additional carry amount to participate in wells drilled, which is based on pre-determined percentage allocations partially indexed to natural gas prices. It also contains certain limitations on the minimum and maximum number of wells that may be drilled in any calendar year over the duration of the agreement. Either party may suspend certain of its obligations under the agreement if the average price of natural gas falls below a pre-determined threshold but neither party has a unilateral right to terminate the agreement. Since December 2013, Encana and Nucor jointly agreed to postpone the drilling of natural gas wells due to the current weak natural gas price environment.

In addition, Encana has other existing joint venture arrangements to develop portions of the Piceance. To date, Encana has drilled approximately 271 net wells under the agreements, primarily using third party funds. The pace of development is determined in accordance with the joint venture agreements.

Encana has natural gas gathering capacity under volume commitments that vary each year and range between approximately 132 MMcf/d to 370 MMcf/d with a third party that have remaining terms of approximately 11 years. Encana has access to natural gas gathering capacity of up to approximately 850 MMcf/d and natural gas processing capacity of up to approximately 650 MMcf/d with a third party that have no volume commitments with remaining terms of approximately eight years. Encana also has a NGLs transportation commitment with a third party of approximately 6.0 Mbbls/d for production from San Juan and Piceance, with a remaining term of approximately nine years. In addition, Encana owns natural gas gathering and compression capacity of approximately 337 MMcf/d and a natural gas processing plant with capacity of approximately 55 MMcf/d.

Encana Corporation	16	Annual Information Form (prepared in US$)

Other Activity

The Tuscaloosa Marine Shale is an oil play located in east Louisiana and west Mississippi and is currently under appraisal. Encana has established a significant land position in the core of the play and is focused on maximizing oil recovery in the Tuscaloosa Marine Shale formation. In 2015, Encana drilled approximately three net horizontal wells with an average lateral length of approximately 7,800 feet. Production after royalties averaged approximately 4.4 Mbbls/d of oil. At December 31, 2015, Encana controlled approximately 325,000 gross acres (220,000 net acres), which includes 295,000 gross undeveloped acres (196,000 net undeveloped acres).

Market Optimization

Market Optimization activities are managed by Encana’s Midstream, Marketing & Fundamentals team, which is responsible for the sale of the Company’s proprietary production and enhancing the associated netback price. Market Optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. In conjunction with certain divestitures, Encana has agreed to market and transport certain portions of the acquirer’s production with remaining terms of less than five years.

Encana’s produced natural gas, oil and NGLs are primarily marketed to refiners, local distributing companies, energy marketing companies and electronic exchanges. Prices received by Encana are based primarily upon prevailing index prices in the region in which it is sold. Prices are impacted by regional and global supply and demand and by competing fuels in such markets.

The majority of Encana’s natural gas production is sold under short-term delivery contracts with less than 12 months in duration, at the relevant market price at the time the product is sold. Encana sells all natural gas produced from Deep Panuke under a long-term physical sales contract at prevailing market prices in that region. Encana’s oil production is sold under contracts with terms that range up to five years. Prices received by Encana are based primarily upon the prevailing index prices in the relevant region where the product is sold. Encana’s NGLs production is sold under contracts with terms that range up to 12 years, or under dedication arrangements at the relevant market price at the time the product is sold.

As at December 31, 2015, Encana had no material long-term fixed price physical sales contracts or delivery contracts for produced natural gas, oil or NGLs.

Encana seeks to mitigate the market risk associated with future cash flows by entering into various risk management contracts relating to produced natural gas, oil, NGLs and power. Details of those contracts related to Encana’s various risk management positions are found in Note 24 to Encana’s audited Consolidated Financial Statements for the year ended December 31, 2015, which are available via SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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

•

the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average trailing historical prices, which are held constant;

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

Since 2002, Encana has retained independent qualified reserves evaluators (“IQREs”) to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGLs reserves annually. In 2015, Encana’s Canadian reserves were evaluated by McDaniel & Associates Consultants Ltd. and GLJ Petroleum Consultants Ltd., and its U.S. reserves were evaluated by Netherland, Sewell & Associates, Inc.

Encana’s Chief, Reservoir Engineering and seven other staff under this individual’s direction oversee the preparation of the reserves estimates by the IQREs. This internal staff consisted of six engineers, five of whom have professional designations, with a combined relevant experience of over 100 years. The engineering staff were all members of the appropriate professional associations as well as being members of various industry associations such as the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers.

Encana has a Reserves Committee composed of independent board members that review the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs. Annually, the Reserves Committee recommends the selection of IQREs to the Board of Directors for its approval.

The evaluations by the IQREs are conducted from the fundamental petrophysical, geological, engineering, financial and accounting data. Processes and procedures are in place to ensure that the IQREs are in receipt of all relevant information. Reserves are estimated based on production decline analysis, detailed reservoir modeling, volumetric calculations or a combination of these methods, in all cases having regard to economic considerations. In the case of producing reserves, the emphasis is on decline analysis where volumetric analysis is considered to limit forecasts to reasonable levels. Non-producing reserves are estimated by analogy to producing offsets, with consideration of volumetric estimates of in place quantities. All locations to which proved undeveloped reserves have been assigned are subject to a development plan adopted by Encana’s management.

Encana Corporation	18	Annual Information Form (prepared in US$)

Capital Investment, Acquisitions and Divestitures

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

The following table summarizes Encana’s net capital investment for 2015 and 2014.

($ millions)	2015	2014
Capital Investment
Canadian Operations	380	1,226
USA Operations	1,847	1,285
Market Optimization	1	-
Corporate & Other	4	15
	2,232	2,526
Acquisitions
Canadian Operations	9	21
USA Operations	27	2,995
Corporate & Other	34	-
Divestitures
Canadian Operations	(959)	(1,847)
USA Operations	(896)	(2,264)
Market Optimization	-	(205)
Corporate & Other	(53)	(29)
Net Acquisitions and (Divestitures)	(1,838)	(1,329)
Net Capital Investment	394	1,197

Capital investment during 2015 reflected the Company’s disciplined capital spending which focused on investment in the Company’s core assets.

Divestiture proceeds during 2015 in the Canadian Operations of $959 million primarily included the sale of certain properties in Wheatland located in central and southern Alberta for approximately $467 million (C$557 million), after closing adjustments, certain natural gas gathering and compression assets in Montney located in northeastern British Columbia for approximately $355 million (C$450 million), after closing adjustments, and certain other properties that do not complement Encana’s existing portfolio of assets. Divestiture proceeds in the USA Operations of $896 million primarily included the sale of Haynesville properties located in northern Louisiana for approximately $769 million, after closing adjustments, and certain other properties that do not complement Encana’s existing portfolio of assets. For additional information regarding acquisitions and divestitures, see “Recent Developments” in this Annual Information Form.

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

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon emissions in its planning. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors reviews the impact of a variety of carbon constrained scenarios on Encana’s business plans with a current price range from approximately $20 to $125 per tonne of emissions, applied to a range of emissions coverage levels. Encana’s forecast cost of carbon emissions associated with British Columbia and Alberta regulations is not material to Encana. Encana may engage in consultations as appropriate and is actively managing the implementation of new climate related policy and regulations in order minimize the potential impact on its business. For additional information regarding environmental regulations, see “Risk Factors – The Company’s business is subject to environmental regulation in all jurisdiction in which it operates and any changes in such regulation could adversely affected its results of operations” in this Annual information Form.

Encana expects to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed. In 2015, expenditures for normal compliance with environmental regulations as well as expenditures beyond normal compliance were not material. Encana’s current estimate of the total undiscounted future abandonment and reclamation costs to be incurred over the life of the reserves is approximately $2.6 billion. As at December 31, 2015, Encana has recorded an asset retirement obligation of $814 million.

Encana Corporation	20	Annual Information Form (prepared in US$)

Social and Environmental Policies

Encana has a Corporate Responsibility Policy, an Environment Policy and a Health & Safety Policy (the “Policies”) that articulate Encana’s commitment to responsible development. The Policies apply to any activity undertaken by or on behalf of Encana, anywhere in the world, associated with the finding, development, production, transmission and storage of the Company’s products including decommissioning of facilities, marketing and other business and administrative functions. The Corporate Responsibility Policy articulates Encana’s commitment to conducting its business ethically, legally and in a manner that is fiscally, environmentally and socially responsible, while delivering strong financial performance. The Corporate Responsibility Policy has specific requirements in areas related to governance, people, environment, health and safety, engagement and community involvement.

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

Some of the steps that Encana has taken to embed the corporate responsibility approach throughout the organization include:

•

A comprehensive approach to training and communicating policies and practices and a requirement for acknowledgement and sign-off on key policies from members of Encana’s Board of Directors and the Company’s employees;

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

Employees

At December 31, 2015, Encana employed 2,726 employees as set forth in the following table.

Employees
Canada	1,385
U.S.	1,341
Total	2,726

The Company also engages a number of contractors and service providers.

Foreign Operations

As at December 31, 2015, all of Encana’s reserves and production were located in North America, which limits Encana’s exposure to risks and uncertainties in countries considered politically and economically unstable. Any operations and related assets outside North America may be adversely affected by changes in governmental policy, social instability or other political or economic developments which are not within the control of Encana, including the expropriation of property, the cancellation or modification of contract rights and restrictions on repatriation of cash.

Encana Corporation	22	Annual Information Form (prepared in US$)

Directors and Officers

The following information is provided for each director and executive officer of Encana as at the date of this Annual Information Form.

Directors

Name & Municipality of Residence	Director Since (1)	Principal Occupation

Clayton H. Woitas (5,7) Calgary, Alberta, Canada	2008	Chairman Encana Corporation

Peter A. Dea (3,5,6) Denver, Colorado, U.S.A.	2010	President & Chief Executive Officer Cirque Resources LP (Private oil & gas company)

Fred J. Fowler (3,4) Houston, Texas, U.S.A.	2010	Corporate Director

Howard J. Mayson (3,5,6) Breckenridge, Colorado, U.S.A.	2014	Corporate Director

Lee A. McIntire (3,4) Denver, Colorado, U.S.A.	2014	Chief Executive Officer TerraPower, LLC (Private nuclear energy technology company)

Margaret A. McKenzie (2,4) Calgary, Alberta, Canada	2015	Corporate Director

Suzanne P. Nimocks (2,4,5) Houston, Texas, U.S.A.	2010	Corporate Director

Jane L. Peverett (2,5,6) West Vancouver, British Columbia, Canada	2003	Corporate Director

Brian G. Shaw (2,6) Toronto, Ontario, Canada	2013	Corporate Director

Douglas J. Suttles (8) Calgary, Alberta, Canada	2013	President & Chief Executive Officer Encana Corporation

Bruce G. Waterman (2,4) Calgary, Alberta, Canada	2010	Corporate Director

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

At the date of this Annual Information Form, there are 11 directors of the Company. All of the current directors were elected at the last annual meeting of shareholders held on May 12, 2015. At the next annual meeting, shareholders will be asked to elect as directors each of the individuals listed in the above table. The Company’s mandatory retirement age restrictions, which have been established by the Board of Directors, stipulate that a director may not stand for re-election after reaching the age of 71.

Executive Officers

Name & Municipality of Residence	Corporate Office

Douglas J. Suttles Calgary, Alberta, Canada	President & Chief Executive Officer

Joanne L. Alexander Calgary, Alberta, Canada	Executive Vice-President, General Counsel & Corporate Secretary

Sherri A. Brillon Calgary, Alberta, Canada	Executive Vice-President & Chief Financial Officer

David G. Hill Denver, Colorado, U.S.A.	Executive Vice-President, Exploration & Business Development

Michael G. McAllister Calgary, Alberta, Canada	Executive Vice-President & Chief Operating Officer

Michael Williams Calgary, Alberta, Canada	Executive Vice-President, Corporate Services

Renee E. Zemljak Denver, Colorado, U.S.A.	Executive Vice-President, Midstream, Marketing & Fundamentals

Encana Corporation	24	Annual Information Form (prepared in US$)

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

Mr. Mayson is a director of Corex Resources Ltd. and Hawkwood Energy LLC, and serves on the Advisory Board for the private equity firm Azimuth Capital Management LLC (formerly Kern Partners). He previously served as a Director of Endurance Energy Ltd. from March 2012 to December 2015, and of Fairfield Energy Ltd. from July 2010 to June 2015. He has over 35 years of oil and gas industry experience, primarily with BP Exploration & Production where he held various senior roles including Chief Executive Officer of BP Russia, President BP Angola, Director of BP’s Exploration & Production Technology Group and headed up BP’s Global Subsurface Function.

Mr. McIntire has been Chief Executive Officer of TerraPower LLC (a privately held nuclear energy technology company) since August 2015. He previously served as President and Chief Executive Officer of CH2M HILL (a private consulting company) from January 2009 to January 2014, Chairman from 2010 through 2014, and served as the Executive Chairman of the Board of Directors of CH2M HILL from January 2014 to October 2014. Mr. McIntire was a director of BAE Systems (British Aerospace) PLC (a public global defence, aerospace and security company) from June 2011 to August 2013.

Ms. McKenzie has been a director of Inter Pipeline Ltd. (a public petroleum pipeline company) since August 2015, Bonavista Energy Corporation (a public oil and gas company) since May 2006 and PrairieSky Royalty Ltd. (a public oil and gas company) since December 2014, and two private oil and natural gas development companies (Spur Resources Ltd. and Endurance Energy Ltd.). Prior to that, Ms. McKenzie was Chief Financial Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from 2006 to December 2014 and Vice President, Finance and Chief Financial Officer of Profico Energy Management Ltd. (a private oil and gas royalty company) from 2000 to 2006.

Mr. Shaw has been a director of NuVista Energy Ltd. (a public oil and gas company) since August 2014, Manulife Bank of Canada (a private chartered bank) since February 2012, Manulife Trust Company (a private trust company) since February 2012, Ivey Canadian Exploration Ltd. (a private exploration company) since March 2010 and Lakeview Mortgage Funding Inc. (a private structured credit company) since January 2016. Mr. Shaw was a director of PrairieSky Royalty Ltd. from April 2014 until December 2014. Prior to that, Mr. Shaw was Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

Mr. Waterman has been a director of Enbridge Income Fund Holdings Inc. (a public pipeline and power company) since January 2014, Irving Oil Limited (a private oil and gas company) since January 2012 and Prairie Storm Energy Corp. (a private oil and gas company) since February 2015. Mr. Waterman was formerly a director of PrairieSky Royalty Ltd. from April 2014 until December 2014 and Executive Vice President, International Development of Agrium Inc. (a public agricultural supply company) from February 2012 through January 2013. From April 2011 through February 2012, Mr. Waterman was Executive Vice President and Chief Strategy Development & Investment Officer of Agrium and from April 2000 through April 2011 he was Senior Vice President, Finance & Chief Financial Officer of Agrium.

Mr. Woitas is Chairman of the Board of Encana Corporation and acted as Interim President & Chief Executive Officer of Encana from January 2013 until June 2013. He was Chairman & Chief Executive Officer of Range Royalty Management Ltd. (a private oil and gas royalty company) from 2006 to December 2014.

Ms. Alexander was Senior Vice President, General Counsel and Corporate Secretary of Precision Drilling Corporation (a public oil and gas services company) from April 2008 to December 2014 and General Counsel of Marathon Oil Canada Corporation from 2007 to 2008.

Encana Corporation	25	Annual Information Form (prepared in US$)

Mr. Williams was Executive Vice President of Corporate Services with Tervita Corporation (a private energy services company) from 2011 to 2014 and Chief Administration Officer for TransAlta Corporation (a public power company) from 2002 to 2011.

All of the directors and executive officers of Encana listed above, as a group, beneficially owned or controlled or directed, directly or indirectly, as of February 23, 2016, an aggregate of 700,571 common shares representing 0.08 percent of the issued and outstanding voting shares of Encana, and held options to acquire an aggregate of 3,944,161 additional common shares.

Investors should be aware that some of the directors and officers of the Company are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the CBCA, including the duty of such directors and officers to describe their interest and to act honestly and in good faith with a view to the best interests of the Company.

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

Jane L. Peverett (Audit Committee Chair)

Ms. Peverett holds a Bachelor of Commerce (McMaster University) and a Master of Business Administration (Queen’s University), together with a designation as a Certified Management Accountant, a Canadian Security Analyst Certificate and an ICD.D (Institute of Corporate Directors). She is also a Fellow of The Society of Management Accountants (FCMA). Ms. Peverett is a Corporate Director. She is a director of Northwest Natural Gas Company (a public natural gas distribution company), Canadian Imperial Bank of Commerce (one of Canada’s largest banks), Associated Electric & Gas Insurance Services Limited (a private mutual insurance company) and Hydro One Limited (a public utility company). She is also the Audit Committee Chair of Canadian Imperial Bank of Commerce. Ms. Peverett’s former board service includes directorships with Postmedia Network Canada Corp., Postmedia Network Inc. (a public publishing company), B.C. Ferry Authority, the Canadian Electricity Association, and the United Way of Lower Mainland (Greater Vancouver). She was President and Chief Executive Officer of BCTC (electrical transmission) from April 2005 to January 2009 and was previously Vice President, Corporate Services and Chief Financial Officer of BCTC from June 2003 to April 2005. In her 18-year career with the Westcoast Energy Inc./Duke Energy Corporation group of companies, she held senior executive positions with Union Gas Limited (Ontario), including President, President and Chief Executive Officer, Senior Vice President Sales & Marketing and Chief Financial Officer, among others.

Margaret A. McKenzie

Ms. McKenzie holds a Bachelor of Commerce (University of Saskatchewan), a designation as a Chartered Accountant and an ICD.D (Institute of Corporate Directors). She is a director of Inter Pipeline Ltd. (a public petroleum pipeline company), Bonavista Energy Corporation (a public oil and gas company), PrairieSky Royalty Ltd. (a public oil and gas company), and two private oil and natural gas companies (Spur Resources Ltd. and Endurance Energy Ltd.). She is also the Audit Committee Chair of PrairieSky Royalty Ltd. She was previously the Chief Financial Officer of Range Royalty Management Ltd. (general partner of Range Royalty Limited Partnership, a private partnership) from July 2006 to December 2014. Prior to that, she was Vice President, Finance and Chief Financial Officer of Profico Energy Management Ltd. (a private oil and gas royalty company) from 2000 to 2006 and she held various senior positions with Renaissance Energy Ltd. (a public oil and gas company) from 1987 to 2000.

Encana Corporation	26	Annual Information Form (prepared in US$)

Suzanne P. Nimocks

Ms. Nimocks holds a Bachelor of Arts in Economics (Tufts University) and a Masters in Business Administration (Harvard Graduate School of Business). She is a Corporate Director. Ms. Nimocks is a director of Rowan Companies plc (a public international contract drilling services company), ArcelorMittal (a public international steel company) and Owens Corning (a public global residential and commercial building materials company). She was a director (senior partner) with McKinsey & Company (a private global management consulting firm) from June 1999 to March 2010 and was with the firm in various other capacities since 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice, as a member of the firm’s worldwide personnel committees for many years and as the Houston Office Manager for eight years.

Brian G. Shaw

Mr. Shaw is a Chartered Financial Analyst, holds a Masters of Business Administration (University of Alberta) and a Bachelor of Commerce (University of Alberta). He is a Corporate Director. Mr. Shaw is a director of NuVista Energy Ltd. (a public oil and gas company), Manulife Bank of Canada (a private chartered bank), Manulife Trust Company (a private trust company), Ivey Canadian Exploration Ltd. (a private exploration company) and Lakeview Mortgage Funding Inc. (a private structured credit company). He is Chairman of the Risk Committee of Manulife Bank of Canada and also Manulife Trust Company. Mr. Shaw was a director of PrairieSky Royalty Ltd. from April 2014 until December 2014. He has experience in corporate finance, capital markets, investing activities and corporate governance gained through his 23 years at CIBC World Markets Inc., which included his role as Chairman and Chief Executive Officer of CIBC World Markets Inc. from 2005 through 2008.

Bruce G. Waterman

Mr. Waterman holds a Bachelor of Commerce (Queen’s University), a designation as a Chartered Accountant and an ICD.D (Institute of Corporate Directors). He is also a Fellow of the Chartered Accountants (FCA). Mr. Waterman is a director of Enbridge Income Fund Holdings Inc. (a public pipeline and power company) and a trustee of Enbridge Commercial Trust. He is also a director of Irving Oil Limited (private oil and gas company) and Prairie Storm Energy Corp. (a private oil and gas company). Mr. Waterman was formerly a director of PrairieSky Royalty Ltd. from April 2014 until December 2014. He was Executive Vice President of Agrium Inc. (a public agricultural company), where he held senior roles as Chief Financial Officer, as well as in Business Development and Strategy, from April 2000 through to his retirement in January 2013. Prior to joining Agrium Inc., Mr. Waterman gained extensive expertise in oil and gas exploration and production operations, having spent almost 20 years in various senior roles. He was Vice-President & Chief Financial Officer of Talisman Energy Inc. (a public oil and gas company) from January 1996 to April 2000 and held various senior positions in finance, accounting and business development at Amoco Corporation, including the predecessor company Dome Petroleum Limited (a global chemical, oil and gas company, which also merged with British Petroleum in 1998), from 1981 through 1996.

The above list does not include Clayton H. Woitas who is an ex officio member of the Audit Committee.

Encana Corporation	27	Annual Information Form (prepared in US$)

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

External Auditor Service Fees

The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during fiscal 2015 and 2014.

(C$ thousands)	2015	2014
Audit Fees (1)	3,408	3,303
Audit-Related Fees (2)	235	877
Tax Fees (3)	661	940
All Other Fees (4)	5	4
Total	4,309	5,124

(1)          Audit fees consist of fees for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)          Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as Audit Fees. During fiscal 2015 and 2014, the services provided in this category included reviews in connection with acquisitions and divestitures, research of accounting and audit-related issues and the review of reserves disclosures.

(3)        Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2015 and 2014, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns.

(4)          During fiscal 2015 and 2014, the services provided in this category included the payment of maintenance fees associated with a research tool that grants access to a comprehensive library of financial reporting and assurance literature.

Encana did not rely on the de minimis exemption provided by Section (c)(7)(i)(C) of Rule 2-01 of Securities and Exchange Commission (“SEC”) Regulation S-X in 2015 or 2014.

Encana Corporation	28	Annual Information Form (prepared in US$)

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares and Class A Preferred Shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares at the time of the issuance. As at December 31, 2015, there were approximately 849.8 million common shares outstanding and no Class A Preferred Shares outstanding.

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

The Company has an amended and restated shareholder rights plan (the “Plan”) that was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company. The Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20 percent or more of Encana’s common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20 percent acquirer, from and after the separation time and before certain expiration times, to acquire one common share at 50 percent of the market price at the time of exercise. Encana intends to seek shareholder approval of the Plan at the Company’s 2016 annual meeting of shareholders.

Class A Preferred Shares

Class A Preferred Shares may be issued in one or more series. The Board of Directors shall fix the number of shares in each series and may determine the designation, rights, privileges, restrictions and conditions attached to each series of Class A Preferred Shares before the issue of such series.

The Class A Preferred Shares are entitled to priority over the common shares of the Company, with respect to redemption, the payment of dividends, the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company’s affairs. Each Class A Preferred Share will have certain restrictions, including that holders of the Class A Preferred Shares are not entitled to vote at any meeting of the shareholders of the Company, but may be entitled to vote if the Company fails to pay a certain number of dividends on that series of Class A Preferred Shares, and Class A Preferred Shares will only be convertible into another series of Class A Preferred Shares (and not common shares of the Company).

Encana Corporation	29	Annual Information Form (prepared in US$)

Credit Ratings

The following information relating to Encana’s credit ratings is provided as it relates to Encana’s financing costs and liquidity. Specifically, credit ratings affect Encana’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of Encana to engage in certain collateralized business activities on a cost effective basis depends on the Company maintaining competitive credit ratings. A reduction in the current ratings on the Company’s debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital, including access to the Company’s U.S. commercial paper program. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of, entering into normal course derivative transactions for risk management activities.

The following table outlines the ratings issued by the respective rating agencies as of February 23, 2016.

	Standard & Poor’s Ratings Services (“S&P”)	Moody’s Investors Service (“Moody’s”)	DBRS Limited (“DBRS”)
Long-Term - Senior Unsecured	BBB	Ba2	BBB
Short-Term - Commercial Paper	A-2	NP	-
Outlook/Trend	Negative	Stable	Negative

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to buy, sell or hold the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be subject to revision or withdrawal at anytime by a rating agency in the future if, in its judgment, circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by S&P is within the fourth highest of ten categories and indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial commitments. S&P’s short-term commercial paper ratings are on a scale that ranges from A-1+ to D which represents the range from highest to lowest quality. A rating of A-2 is the fourth highest of eight categories for the Company’s Canadian commercial paper program and second highest of six categories for the Company’s U.S. commercial paper program. The A-2 rating indicates satisfactory capacity of the obligor to fulfill its financial commitment on the obligation, while exhibiting higher susceptibility to changing circumstances or economic conditions than obligators in higher categories.  A Negative outlook means a rating may be lowered, however an outlook is not necessarily a precursor of a rating change or future action.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality. A rating of Ba2 by Moody’s is within the fifth highest of nine categories and is assigned to obligations judged to have speculative elements and subject to substantial credit risk. As such, they may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the obligation ranks in the higher end of its rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of its rating category. Moody’s short-term credit ratings are on a rating scale that ranges from P-1 to NP, which represents the range from highest to lowest quality. A rating of Not Prime (“NP”) does not fall within any of the Prime rating categories. A Stable outlook indicates a low likelihood of a rating change over the medium term.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality. A rating of BBB by DBRS is within the fourth highest of ten categories and is assigned to obligations considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable though it may be vulnerable to future events. The DBRS rating trend indicates the direction the rating may move if present circumstances continue. A Negative trend is not an indication that a rating change is imminent. Rather it represents an indication that there is a greater likelihood that a rating could change in the future than would be the case if a Stable trend was assigned.

Encana Corporation	30	Annual Information Form (prepared in US$)

Encana has paid each of S&P, Moody’s and DBRS their customary fees in connection with the provision of the above ratings. Encana has also made payments to S&P, Moody’s and DBRS over the past two years for subscriptions to use their online credit analytical tools.

See “Risk Factors – Downgrades in Encana’s credit ratings could increase its cost of capital and limit its access to capital, suppliers or counterparties” in this Annual Information Form.

Market for Securities

All of the outstanding common shares of Encana are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ECA”. The following table outlines the share price trading range and volume of shares traded by month in 2015.

	Toronto Stock Exchange				New York Stock Exchange
	Share Price Trading Range			Share	Share Price Trading Range			Share
	High	Low	Close	Volume	High	Low	Close	Volume
	(C$ per share)			(millions)	($ per share)			(millions)
2015
January	16.99	14.67	15.54	55.8	13.98	11.68	12.24	36.4
February	17.79	15.68	16.29	52.5	14.36	12.50	13.05	28.7
March	16.30	13.50	14.14	81.3	13.02	10.54	11.15	39.3
April	17.39	14.04	17.13	62.6	14.39	11.11	14.21	40.7
May	17.75	15.57	15.76	54.9	14.72	12.44	12.66	31.5
June	15.85	13.50	13.77	58.7	12.75	10.82	11.02	33.4
July	13.94	9.46	9.94	75.5	11.09	7.28	7.59	47.8
August	9.97	7.44	9.83	91.4	7.66	5.55	7.44	47.4
September	10.40	8.31	8.59	85.7	7.94	6.22	6.44	44.8
October	11.97	8.63	9.95	92.3	9.23	6.52	7.63	53.6
November	11.60	9.43	11.12	80.5	8.72	7.07	8.34	43.4
December	11.29	6.49	7.03	109.2	8.45	4.66	5.09	51.4

Encana’s Dividend Reinvestment Plan (“DRIP”) permits the Company to issue to participating shareholders Encana common shares at a discount, as determined by the Board of Directors from time to time, to the average market price of common shares (as defined in the DRIP) for the applicable dividend payment date. On February 25, 2015, Encana announced that any dividends to shareholders participating in the DRIP would be issued from Encana’s treasury at a two percent discount to the average market price. On December 14, 2015, Encana announced that any dividends subsequent to December 31, 2015 distributed to shareholders participating in the DRIP will be issued from Encana’s treasury without a discount to the average market price unless otherwise announced by Encana via news release.

Encana Corporation	31	Annual Information Form (prepared in US$)

Dividends

The declaration of dividends is at the discretion of the Board of Directors and is approved quarterly. In 2015 and 2014 Encana paid a quarterly dividend of $0.07 per share ($0.28 per share annually). In 2013 Encana paid a quarterly dividend of $0.20 for the first three quarters and $0.07 for the fourth quarter ($0.67 per share annually).

On December 14, 2015, Encana announced that it planned to reset its annualized 2016 dividend to $0.06 per share. On February 23, 2016, the Board of Directors declared a dividend of $0.015 per share payable on March 31, 2016 to common shareholders of record as of March 15, 2016.

The payment of dividends is not assured. See “Risk Factors – The decision to pay dividends and the amount of such dividends is subject to the discretion of the Company’s Board of Directors based on numerous factors and may vary from time to time” in this Annual Information Form.

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

See “Risk Factors – The Company is subject to claims, litigation, administrative proceedings and regulatory actions” and “Risk Factors – Encana is subject to risks associated with joint ventures and partnerships” in this Annual Information Form.

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

Encana’s financial performance and condition are substantially dependent on the prevailing prices of natural gas, oil and NGLs. Low natural gas, oil or NGLs prices (including a continuation of the current low commodity price environment) and significant U.S. and Canadian price differentials will have an adverse effect on the Company’s operations and financial condition and the value and amount of its reserves. Prices for natural gas, oil or NGLs fluctuate in response to changes in the supply and demand for natural gas, oil or NGLs, market uncertainty and a variety of additional factors beyond the Company’s control.

Natural gas prices realized by Encana are affected primarily by North American supply and demand, weather conditions, transportation and infrastructure constraints and by prices of alternate sources of energy (including refined product, coal, and renewable energy initiatives). Oil prices are largely determined by international and domestic supply and demand. Factors which affect oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign and domestic supply of oil, the price of foreign imports, the availability of alternate fuel sources, transportation and infrastructure constraints and weather conditions. Historically, NGLs prices have generally been correlated with oil prices, and are determined based on supply and demand in international and domestic NGLs markets.

Encana Corporation	32	Annual Information Form (prepared in US$)

A substantial or extended decline in the price of natural gas, oil or NGLs, or a continued low price environment for natural gas, oil or NGLs, could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment or shut-in of production at some properties or could result in unutilized long-term transportation and drilling commitments, all of which could have an adverse effect on the Company’s revenues, profitability and cash flows.

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

On at least an annual basis, Encana conducts an assessment of the carrying value of its assets in accordance with the applicable accounting standards. If low natural gas, oil or NGLs prices persist or further decline, the carrying value of Encana’s assets could be subject to financial downward revisions, and the Company’s net earnings could be adversely affected.

Encana’s ability to operate and complete projects is dependent on factors outside of its control.

The Company’s ability to operate, generate sufficient cash flows, and complete projects depends upon numerous factors beyond the Company’s control. In addition to commodity prices and continued market demand for its products, these non-controllable factors include general business and market conditions, economic recessions and financial market turmoil, the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular, the ability to secure and maintain cost effective financing for its commitments, legislative, environmental and regulatory matters, reliance on industry partners and service providers, unexpected cost increases, royalties, taxes, volatility in natural gas, oil or NGLs prices, the availability of drilling and other equipment, the ability to access lands, the ability to access water for hydraulic fracturing operations, weather, the availability and proximity of processing and pipeline capacity, transportation interruptions and constraints, technology failures, accidents, the availability of skilled labour, and reservoir quality. In addition, some of these risks may be magnified due to the concentrated nature of funding certain assets within the Company’s portfolio of oil and natural gas properties that are operated within limited geographic areas. As a result, a number of the Company’s assets could experience any of the same risks and conditions at the same time, resulting in a relatively greater impact on the Company’s financial condition and results of operations compared to other companies that may have a more geographically diversified portfolio of properties.

Declines in natural gas, oil or NGLs prices or a continued low price environment for natural gas, oil or NGLs create fiscal challenges for the oil and gas industry. These conditions have impacted companies in the oil and gas industry and the Company’s spending and operating plans and may continue to do so in the future. There may be unexpected business impacts from market uncertainty, including volatile changes in currency exchange rates, inflation, interest rates, defaults of suppliers and general levels of investing and consuming activity, as well as a potential impact on the Company’s credit ratings, which could affect its liquidity and ability to obtain financing.

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

There are numerous uncertainties inherent in estimating quantities of natural gas, oil and NGLs reserves, including many factors beyond the Company’s control. The reserves data in this Annual Information Form represents estimates only. In general, estimates of economically recoverable natural gas, oil and NGLs reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as commodity prices, future operating and capital costs, availability of future capital, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved.

Encana Corporation	33	Annual Information Form (prepared in US$)

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

The business of exploring for, developing or acquiring reserves is capital intensive. In addition, part of Encana’s strategy is focused on a limited number of core assets which results in a concentration of capital and increased potential risks. To the extent that cash flows from the Company’s operations are insufficient and external sources of capital become limited, Encana’s ability to make the necessary capital investments to maintain and expand its natural gas, oil and NGLs reserves and production will be impaired. In addition, there can be no certainty that Encana will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

The Company’s level of indebtedness may limit its financial flexibility.

As at December 31, 2015, the Company had total long-term debt of $5,363 million, which included a $650 million outstanding balance under its revolving credit facilities. The terms of the Company’s various financing arrangements, including but not limited to the indentures relating to its outstanding senior notes and its revolving credit facilities, impose restrictions on its ability and, in some cases, the ability of the Company’s subsidiaries, to take a number of actions that it or they may otherwise desire to take, including: (i) incurring additional debt, including guarantees of indebtedness; (ii) creating liens on the Company’s or its subsidiaries assets; and (iii) selling certain of the Company’s or its subsidiaries’ assets.

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

Encana Corporation	34	Annual Information Form (prepared in US$)

Downgrades in Encana’s credit ratings could increase its cost of capital and limit its access to capital, suppliers or counterparties.

Rating agencies regularly evaluate the Company, basing their ratings of its long-term and short-term debt on a number of factors. This includes the Company’s financial strength as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally and the wider state of the economy. One of the Company’s credit ratings has recently been downgraded below an investment-grade credit rating. There can be no assurance that the Company’s other credit ratings will not also be downgraded, including below an investment-grade credit rating. See “Credit Ratings” in this Annual Information Form.

The Company’s borrowing costs and ability to raise funds are directly impacted by its credit ratings. A downgrade may increase the cost of borrowing under the Company’s existing credit facilities, limit access to private and public markets to raise short-term and long-term debt, and negatively impact the Company’s cost of capital. Further, as a result of the recent downgrade to one of the Company’s credit ratings, access to the Company’s U.S. commercial paper program has been eliminated.

Credit ratings may also be important to suppliers or counterparties when they seek to engage in certain transactions. Downgrades in one or more of the Company’s credit ratings below investment-grade may require the Company to post collateral, letters of credit, cash or other forms of security as financial assurance of the Company’s performance under certain contractual arrangements with marketing counterparties, facility construction contracts, and pipeline and midstream service providers. Additionally, certain of these arrangements contain financial assurance language that may, under certain circumstances, permit the Company’s counterparties to request additional collateral.

In connection with certain over-the-counter derivatives contracts and other trading agreements, the Company could be required to provide additional collateral or to terminate transactions with certain counterparties based on its credit rating. The occurrence of any of the foregoing could adversely affect the Company’s ability to execute portions of its business strategy, including hedging, and could have a material adverse effect on its liquidity and capital position.

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

Encana Corporation	35	Annual Information Form (prepared in US$)

Although it is not expected that the costs of complying with environmental regulation will have a material adverse effect on Encana’s financial condition or results of operations, no assurance can be made that the costs of complying with environmental regulation in the future will not have such an effect.

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and certain air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions. However, the U.S. federal government has noted climate change action as a priority for the current administration. The U.S. Environmental Protection Agency (“EPA”) has outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 percent to 45 percent from 2012 levels by 2025. The reductions will be achieved through yet to be announced regulatory and voluntary measures.  The Canadian federal government has announced it will work with the provinces and territories to establish a pan-Canadian climate change framework that is consistent with the outcome reached at the 21st Conference of the Parties in Paris. The Alberta government outlined its Climate Leadership Plan which includes four key areas, one of which is targeting a 45 percent reduction in methane gas emissions from oil and gas operations by 2025.

Additionally, the U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments continue to review certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to the hydraulic fracturing regulatory construct. However, certain environmental and other groups have suggested that additional federal, provincial, territorial, state and municipal laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water sources.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date. Encana continues to work with state and local governments, academics and industry leaders to develop and respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot initiatives and/or local rule-making limiting or restricting oil and gas development activities are a possibility in the future.

Further, certain governments in jurisdictions where the Company does not currently operate have considered or implemented moratoriums on hydraulic fracturing until further studies can be completed and some governments have adopted, and others have considered adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs or third party or governmental claims, and could increase the Company’s cost of compliance and doing business as well as reduce the amount of natural gas and oil that the Company is ultimately able to produce from its reserves.

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

Encana Corporation	36	Annual Information Form (prepared in US$)

Acquiring oil and natural gas properties requires the Company to assess reservoir and infrastructure characteristics, including estimated recoverable reserves, type curve performance and future production, commodity prices, revenues, development and operating costs and potential environmental and other liabilities. Such assessments are inexact and inherently uncertain and, as such, the acquired properties may not produce as expected, may not have the anticipated reserves and may be subject to increased costs and liabilities.

Although the acquired properties are reviewed prior to completion of an acquisition, such reviews are not capable of identifying all existing or potentially adverse conditions. This risk may be magnified where the acquired properties are in geographic areas where the Company has not historically operated or in new or emerging formations. New or emerging formations and areas often have limited or no production history and the Company may be less able to predict future drilling and production results over the life-cycles of the wells in such areas.

Further, the Company also may not be able to obtain or realize upon contractual indemnities from the seller for liabilities created prior to an acquisition and it may be required to assume the risk of the physical condition of the properties that may not perform in accordance with its expectations.

Encana is subject to risks associated with joint ventures and partnerships.

Some of Encana’s projects are conducted through joint ventures, partnerships or other arrangements, where Encana is dependent on its partners to fund their contractual share of the capital and operating expenditures related to such projects. If these partners do not approve or are unable to fund their contractual share of certain capital or operating expenditures, suspend or terminate such arrangements or otherwise fulfill their obligations, this may result in project delays or additional future costs to Encana, all of which may affect the viability of such projects.

These partners may also have strategic plans, objectives and interests that do not coincide with and may conflict with those of Encana. While certain operational decisions may be made solely at the discretion of Encana in its capacity as operator of certain projects, major capital and strategic decisions affecting such projects may require agreement among the partners. While Encana and its partners generally seek consensus with respect to major decisions concerning the direction and operation of the project assets, no assurance can be provided that the future demands or expectations of any party, including Encana, relating to such assets will be met satisfactorily or in a timely manner. Failure to satisfactorily meet such demands or expectations may affect Encana’s or its partners’ participation in the operation of such assets or the timing for undertaking various activities, which could negatively affect Encana’s operations and financial results. Further, Encana is involved from time to time in disputes with its partners and, as such, it may be unable to dispose of assets or interests in certain arrangements if such disputes cannot be resolved in a satisfactory or timely manner.

The Company may be unable to dispose of certain assets and may be required to retain liabilities for certain matters.

The Company may identify certain assets for disposition, which could increase capital available for other activities or reduce the Company’s existing indebtedness. Various factors could materially affect the Company’s ability to dispose of those assets or complete announced transactions, including current commodity prices, the availability of purchasers willing to purchase certain assets at prices and on terms acceptable to the Company, approval by Encana’s Board of Directors, due diligence, favourable market conditions, the assignability of joint venture, partnership or other arrangements and stock exchange, regulatory and third party approvals. These factors may also reduce the proceeds or value to Encana.

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

Encana Corporation	37	Annual Information Form (prepared in US$)

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

Under U.S. GAAP, derivative financial instruments that do not qualify or are not designated as hedges for accounting purposes are fair valued with the resulting changes recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into the Company’s reported net earnings.

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

Encana’s operations are subject to the risk of business interruption and casualty losses. The Company’s insurance may not fully protect us against these risks and liabilities.

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

The Company has become increasingly dependent upon information technology systems to conduct daily operations. The Company depends on various information technology systems to estimate reserve quantities, process and record financial and operating data, analyze seismic and drilling information, and communicate with employees and third-party partners. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. The Company applies technical and process controls in line with industry-accepted standards to protect its information assets and systems; however these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and the Company may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities.

Encana Corporation	38	Annual Information Form (prepared in US$)

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

Other companies operate a portion of the assets in which Encana has ownership interests. Encana will have limited ability to exercise influence over operations of these assets or their associated costs. Encana’s dependence on the operator and other working interest owners for these properties and assets, and its limited ability to influence operations and associated costs, could materially adversely affect the Company’s financial performance. The success and timing of Encana’s activities on assets operated by others therefore will depend upon a number of factors that are outside of the Company’s control, including timing and amount of capital expenditures, timing and amount of operating and maintenance expenditures, the operator’s expertise and financial resources, approval of other participants, selection of technology and risk management practices.

Encana has certain indemnification obligations to certain counterparties.

Encana has agreed to indemnify or be indemnified by numerous counterparties for certain liabilities and obligations associated with businesses or assets retained or transferred by the Company. Specifically, in relation to a corporate reorganization to split into two independent publicly traded energy companies, Encana and Cenovus Energy Inc. (“Cenovus”) have each agreed to indemnify the other for certain liabilities and obligations associated with, among other things, in the case of Encana’s indemnity, the business and assets retained by Encana, and in the case of Cenovus’s indemnity, the business and assets transferred to Cenovus. Encana also has indemnification obligations under certain acquisition and divestiture activities it has undertaken, including the activities described under “Recent Developments” in this Annual Information Form.

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

Encana may be subject to claims, litigation, administrative proceedings and regulatory actions. The outcome of these matters may be difficult to assess or quantify, and there cannot be any assurance that such matters will be resolved in the Company’s favour. If Encana is unable to resolve such matters favourably, the Company or its directors, officers or employees may become involved in legal proceedings that could result in an onerous or unfavourable decision, including fines, sanctions, monetary damages or the inability to engage in certain operations or transactions. The defence of such matters may also be costly and time consuming, and could divert the attention of management and key personnel from the Company’s operations. Encana may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether the Company is ultimately found liable. As a result, such matters could have a material adverse effect on the Company’s reputation, financial position, results of operations or liquidity. See “Legal Proceedings” in this Annual Information Form.

The Company may be subject to future changes in laws.

Income tax laws, royalty regimes (including as contemplated in the recently announced Alberta royalty framework), environmental laws or other laws and regulations may in the future be changed or interpreted in a manner that adversely affects the Company or its securityholders. Tax authorities having jurisdiction over the Company or its shareholders could change their administrative practices, or may disagree with the manner in which the Company calculates its tax liabilities or structures its arrangements, to the detriment of the Company or its securityholders. Changes to existing laws and regulations or the adoption of new laws and regulations could also increase the Company’s cost of compliance and adversely affect the Company’s business, financial position, cash flows or results of operations.

The Company relies on certain key personnel and the ability to attract and retain personnel necessary for its business.

The Company relies on certain key personnel for the development of its business. The experience, knowledge and contributions of the Company’s existing management team and directors to the immediate and near-term operations and direction of the Company are likely to continue to be of central importance for the foreseeable future. As such, the unexpected loss of services from or retirement of such key personnel could have a material adverse effect on the Company. In addition, the competition for qualified personnel in the oil and gas industry means there can be no assurance that the Company will be able to continue to attract and retain such personnel with the required specialized skills necessary for its business.

Encana Corporation	40	Annual Information Form (prepared in US$)

Transfer Agents and Registrars

The registrar and transfer agent for the Company’s common shares is CST Trust Company:

In Canada: CST Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3	In the United States: Computershare 480 Washington Blvd. Jersey City, New Jersey United States of America 07310

In order to respond to Encana shareholder inquiries, the Company’s transfer agent has set-up a dedicated answer line. Shareholder inquiries should be directed to the following:

•                  Shareholders residing in Canada or the United States, please call 1-866-580-7145

•                  Shareholders residing outside of North America, please call 1-416-682-3863

Shareholders can also send requests via the transfer agent’s website at: www.canstockta.com/en/InvestorServices/InvestorInquiryForm

Interest of Experts

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated February 29, 2016 in respect of the Company’s Consolidated Financial Statements as at December 31, 2015 and December 31, 2014, and for each of the years in the three year period ended December 31, 2015, and the Company’s effectiveness of internal control over financial reporting as at December 31, 2015. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Information relating to reserves in this Annual Information Form was calculated by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd. and Netherland, Sewell & Associates, Inc., each of which is an independent qualified reserves evaluator.

The principals of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd. and Netherland, Sewell & Associates, Inc., in each case, as a group own beneficially, directly or indirectly, less than one percent of any class of Encana’s securities.

Encana Corporation	41	Annual Information Form (prepared in US$)

Additional Information

Additional information relating to Encana is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Encana’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular for Encana’s most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in Encana’s audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2015.

Note Regarding Forward-Looking Statements

This Annual Information Form contains certain forward looking statements or information (collectively “forward looking statements”) within the meaning of applicable securities legislation. Forward looking statements include:

•  anticipated cash flow

•  expected proceeds from announced divestitures, use of proceeds therefrom, satisfaction of closing conditions and timing of closing

•  anticipated hedging and outcomes of risk management program

•  impact of commodity prices

•  anticipated future cost and operating efficiencies

•  managing risk, including the impact of changes to the royalty structure

•  statements with respect to strategic objectives

•  capital investment strategy to accelerate growth

•  maintaining a balanced portfolio with flexibility to respond to changing market conditions

•  estimated reserves and resources

•  expected production and product type

•  anticipated drilling, number of drilling rigs and the success thereof

•  anticipated drilling costs and cycle times

•  success in optimizing well and completion designs

•  expected construction of compression and processing capacity

•  level of expenditures and impact of environmental legislation and changes in laws or regulations

•  adequacy of provisions for abandonment and site reclamation costs

•  ability to preserve balance sheet strength

•  impact to Encana as a result of a downgrade to its credit rating

•  access to capital markets and ability to meet financial obligations and finance growth

•  shareholder approval of the Plan

•  planned annualized 2016 dividend and the declaration and payment of future dividends, if any

•  potential future discounts, if any, in connection with the DRIP

•  the continued evolution of the Company’s resource play hub model to drive greater productivity and cost efficiencies while reducing its environmental footprint

•  the adequacy of the Company’s provisions for taxes and legal claims

•  anticipated proceeds and future benefits from various joint venture, partnership and other agreements

Readers are cautioned against unduly relying on forward-looking statements which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include:

•  assumptions based upon the Company’s current guidance

•  availability of attractive hedges and enforceability of risk management program

•  effectiveness of the Company’s resource play hub model to drive productivity and efficiencies

•  results from innovations

•  the expectation that counterparties will fulfill their obligations under the gathering, midstream and marketing agreements

•  access to transportation and processing facilities where Encana operates

•  the ability to satisfy certain closing conditions, the successful closing of, and the value of post-closing and other adjustments associated with announced divestitures

•  expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the conversion of resources into reserves, rates of advancement and innovation, the pace of technological development, the benefits achieved and general industry expectation

Encana Corporation	42	Annual Information Form (prepared in US$)

Risks and uncertainties that may affect these business outcomes include: the ability to generate sufficient cash flow to meet the Company’s obligations; risks inherent to closing announced divestitures on a timely basis or at all and adjustments that may reduce the expected proceeds and value to Encana; commodity price volatility; ability to secure adequate product transportation and potential pipeline curtailments; variability and discretion of Encana’s Board to declare and pay dividends, if any; the timing and costs of well, facilities and pipeline construction; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; assumptions based upon the Company’s 2016 corporate guidance; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or their interpretation; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; impact to the Company as a result of disputes arising with its partners, including the suspension by its partners of certain of their obligations and the inability to dispose of assets or interests in certain arrangements; the Company’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described elsewhere in this Annual Information Form or from time to time in its most recent MD&A, financial statements and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. Forward-looking  statements are made as of the date of this document and, except as required by law, Encana undertakes  no  obligation  to  update  publicly  or  revise  any  forward-looking  statements.  The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

Encana Corporation	43	Annual Information Form (prepared in US$)

Note Regarding Reserves Data and Other Oil and Gas Information

National Instrument 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business”. In addition, certain disclosures have been prepared in accordance with U.S. disclosure requirements. The U.S. protocol disclosure is contained in Appendix D.

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

Encana Corporation	44	Annual Information Form (prepared in US$)

Appendix A - Canadian Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, except as described otherwise in this Annual Information Form, Encana provides disclosure of its reserves and oil and gas information in accordance with the requirements of NI 51-101. See “Note Regarding Reserves Data and Other Oil and Gas Information”. The reserves and other oil and gas information set forth below has an effective date of December 31, 2015 and was prepared as of February 22, 2016.

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

The tables included in this Appendix refer to the following product types:

•     Shale Gas, which includes Duvernay and Horn River in the Canadian Operations. This product type also includes natural gas associated with tight oil in Permian, Eagle Ford and Tuscaloosa Marine Shale in the USA Operations.

•     Coal Bed Methane, which includes coal bed methane commingled with shallow gas sands, related to Wheatland in the Canadian Operations.

•     Conventional Natural Gas, which includes natural gas other than coal bed methane and shale gas. This product type includes the following plays: Montney and Deep Panuke in the Canadian Operations; and DJ Basin and Piceance in the USA Operations. Excluding Deep Panuke, the formations being targeted in these plays are of low permeability and require hydraulic-fracturing to produce commercial quantities of natural gas. This product type also includes natural gas associated with tight oil in San Juan in the USA Operations.

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

Reserves Data (Canadian Protocol)

Summary of Gross Oil and Gas Reserves (1)

(Forecast Prices and Costs; Before Royalties)

As at December 31, 2015

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	255	66	1,467	1,789	6.8	43.2	50.0
Developed non-producing	1	-	81	82	0.2	1.1	1.3
Undeveloped	202	-	865	1,067	1.8	59.1	60.9
Total Proved	458	66	2,413	2,938	8.8	103.4	112.2
Probable	374	31	2,334	2,738	2.4	105.1	107.5
Total Gross Proved Plus Probable	832	98	4,747	5,677	11.2	208.5	219.7

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	219	-	1,096	1,315	137.9	61.2	199.1
Developed non-producing	-	-	4	4	0.9	0.4	1.3
Undeveloped	124	-	203	327	124.2	41.9	166.1
Total Proved	344	-	1,302	1,646	263.0	103.5	366.6
Probable	427	-	227	655	316.5	101.8	418.2
Total Gross Proved Plus Probable	771	-	1,530	2,301	579.5	205.3	784.8

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	474	66	2,563	3,104	144.7	104.4	249.1
Developed non-producing	1	-	85	86	1.1	1.5	2.6
Undeveloped	326	-	1,068	1,394	126.0	101.0	227.1
Total Proved	802	66	3,716	4,584	271.8	207.0	478.8
Probable	801	31	2,561	3,393	318.9	206.8	525.7
Total Gross Proved Plus Probable	1,603	98	6,277	7,977	590.7	413.8	1,004.5

* Numbers may not add due to rounding

(1)	Definitions:
	a)	“Gross” reserves are Encana’s working interest share before the deduction of estimated royalty obligations and excluding any royalty interests.
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

Summary of Net Oil and Gas Reserves (1)

(Forecast Prices and Costs; After Royalties)

As at December 31, 2015

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	235	46	1,332	1,612	5.2	34.7	39.9
Developed non-producing	1	-	75	76	0.1	0.9	1.1
Undeveloped	187	-	790	977	1.3	49.2	50.5
Total Proved	422	46	2,197	2,666	6.6	84.8	91.5
Probable	342	21	2,066	2,429	1.7	84.5	86.3
Total Net Proved Plus Probable	764	67	4,263	5,095	8.3	169.4	177.7

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	168	-	973	1,141	107.9	48.3	156.2
Developed non-producing	-	-	3	3	0.7	0.3	1.1
Undeveloped	95	-	172	267	98.2	33.2	131.4
Total Proved	263	-	1,147	1,411	206.8	81.9	288.7
Probable	326	-	202	528	246.4	79.1	325.5
Total Net Proved Plus Probable	590	-	1,349	1,939	453.2	161.0	614.2

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved
Developed producing	403	46	2,304	2,753	113.1	83.0	196.1
Developed non-producing	1	-	78	79	0.9	1.3	2.1
Undeveloped	282	-	962	1,244	99.4	82.5	181.9
Total Proved	686	46	3,345	4,076	213.4	166.7	380.1
Probable	668	21	2,268	2,957	248.1	163.7	411.8
Total Net Proved Plus Probable	1,354	67	5,613	7,034	461.5	330.4	791.9

* Numbers may not add due to rounding

(1)	Definitions:
	a)	“Net” reserves are Encana’s working interest share after the deduction of estimated royalty obligations and including Encana’s royalty interests.
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

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; Before Tax)

As at December 31, 2015

Canadian Operations

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	1,775	1,306	1,018	836	715
Developed non-producing	105	80	63	52	44
Undeveloped	2,633	1,533	947	606	394
Total Proved	4,513	2,919	2,028	1,494	1,153
Probable	7,046	3,641	2,190	1,448	1,018
Total Proved Plus Probable	11,559	6,560	4,218	2,942	2,171

USA Operations

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	5,155	3,714	2,898	2,382	2,030
Developed non-producing	22	12	7	4	2
Undeveloped	3,721	1,970	1,086	591	293
Total Proved	8,898	5,696	3,991	2,977	2,325
Probable	12,421	5,982	3,193	1,789	1,008
Total Proved Plus Probable	21,319	11,678	7,184	4,766	3,333

Total Encana

	Future Net Revenue Before Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	6,930	5,020	3,916	3,218	2,745
Developed non-producing	127	92	70	56	46
Undeveloped	6,354	3,503	2,033	1,197	687
Total Proved	13,411	8,615	6,019	4,471	3,478
Probable	19,467	9,623	5,383	3,237	2,026
Total Proved Plus Probable	32,878	18,238	11,402	7,708	5,504

A-4
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Summary of Net Present Value of Future Net Revenue

(Forecast Prices and Costs; After Tax)

As at December 31, 2015

Canadian Operations

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	1,604	1,216	967	807	696
Developed non-producing	75	59	48	40	35
Undeveloped	1,937	1,084	630	367	206
Total Proved	3,616	2,359	1,645	1,214	937
Probable	5,159	2,609	1,522	971	659
Total Proved Plus Probable	8,775	4,968	3,167	2,185	1,596

USA Operations

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	5,155	3,708	2,887	2,368	2,012
Developed non-producing	22	13	7	4	3
Undeveloped	3,693	1,967	1,091	599	302
Total Proved	8,870	5,688	3,985	2,971	2,317
Probable	7,952	4,025	2,230	1,273	714
Total Proved Plus Probable	16,822	9,713	6,215	4,244	3,031

Total Encana

	Future Net Revenue After Future Income Tax and Discounted at
($ millions)	0%	5%	10%	15%	20%
Proved
Developed producing	6,759	4,924	3,854	3,175	2,708
Developed non-producing	97	72	55	44	38
Undeveloped	5,630	3,051	1,721	966	508
Total Proved	12,486	8,047	5,630	4,185	3,254
Probable	13,111	6,634	3,752	2,244	1,373
Total Proved Plus Probable	25,597	14,681	9,382	6,429	4,627

A-5
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Additional Information Concerning Future Net Revenue

(Forecast Prices and Costs; Undiscounted)

As at December 31, 2015

	Canadian Operations		USA Operations		Total
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable
Revenues	16,661	36,287	27,125	59,671	43,786	95,958
Royalties and production / mineral taxes	2,256	5,153	6,757	15,683	9,013	20,836
Operating costs	7,066	14,114	7,624	12,695	14,690	26,809
Development costs	2,098	4,592	3,282	9,252	5,380	13,844
Abandonment and reclamation costs	728	869	564	722	1,292	1,591
Future net revenue, before income taxes	4,513	11,559	8,898	21,319	13,411	32,878
Income taxes	897	2,784	28	4,497	925	7,281
Future Net Revenue, After Income Taxes	3,616	8,775	8,870	16,822	12,486	25,597

Future Net Revenue by Production Type

(Forecast Prices and Costs)

As at December 31, 2015

Reserves Category	Product Type	Future Net Revenue Before Income Taxes discounted at 10%/yr	Unit Value
Proved	Shale Gas (including by-products)	687	1.63	$/Mcf (1)
	Coal Bed Methane (including by-products)	(137)	(3.00)	$/Mcf (1)
	Conventional Natural Gas (including by-products)	2,897	0.88	$/Mcf (1)
	Tight Oil (including solution gas and other by-products)	2,572	15.06	$/bbl (2)
	Total	6,019

Proved Plus Probable	Shale Gas (including by-products)	1,407	1.84	$/Mcf (1)
	Coal Bed Methane (including by-products)	(120)	(1.79)	$/Mcf (1)
	Conventional Natural Gas (including by-products)	4,761	0.87	$/Mcf (1)
	Tight Oil (including solution gas and other by-products)	5,354	13.47	$/bbl (2)
	Total	11,402

(1)                Unit values are based on net natural gas reserves volumes.

(2)                Unit values are based on net oil reserves volumes.

A-6
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Price Assumptions (Forecast Prices)

The following table of natural gas and oil benchmark prices, exchange rates and inflation rates summarizes the assumptions utilized by the IQREs in estimating Encana’s reserves data using forecast prices and costs. NGLs prices (ethane, propane, butanes, pentanes plus, condensate or mixtures thereof) are typically referenced to delivery points such as Edmonton (Alberta), Conway (Kansas) and Mont Belvieu (Texas). All forecast prices utilized were based on the average of commodity price forecasts effective January 1, 2016 from GLJ Petroleum Consultants Ltd., Sproule Associates Ltd. and McDaniel & Associates Consultants Ltd. (each of which is available on their respective websites at www.gljpc.com, www.sproule.com and www.mcdan.com).

	Natural Gas		Oil		Foreign Exchange Rate	Inflation Rate
Year	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton (1) (C$/bbl)	US$/C$	%/yr
2015 (2,3)	2.66	2.79	48.80	57.21	0.7820
2016	2.45	2.57	44.67	55.89	0.7350	0.7
2017	3.02	3.14	55.20	66.47	0.7667	1.3
2018	3.40	3.47	63.47	73.21	0.8017	1.8
2019	3.73	3.80	71.00	81.35	0.8167	1.8
2020	3.95	3.99	74.77	84.57	0.8333	1.8
2021-2030	4.12 - 5.11	4.13 - 5.15	78.24 - 97.40	87.88 - 109.49	0.8417	1.8

Thereafter	+1.8%/yr	+1.8%/yr	+1.8%/yr	+1.8%/yr	0.8417	1.8

(1)          Light Sweet.

(2)          Actual weighted average historical prices for 2015.

(3)          Encana’s weighted average prices before royalties for 2015 excluding the impact of realized hedging were $2.66/Mcf for natural gas, $43.41/bbl for oil and $21.25/bbl for NGLs.

A-7
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Reconciliation of Changes in Reserves (Before Royalties)

The following tables provide a reconciliation of Encana’s gross reserves of natural gas, oil and NGLs for the year ended December 31, 2015, presented using forecast prices and costs.

Proved Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	383	701	2,668	3,752	14.0	83.1	97.2	722.5
Extensions and improved recovery	194	-	266	460	0.3	39.6	39.9	116.5
Technical revisions	(21)	(52)	(84)	(157)	(0.9)	(3.4)	(4.3)	(30.5)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	-	(459)	(1)	(459)	(1.6)	(0.4)	(2.0)	(78.6)
Economic factors	(61)	(79)	(134)	(274)	(0.4)	(6.3)	(6.8)	(52.5)
Production	(36)	(45)	(302)	(383)	(2.6)	(9.1)	(11.8)	(75.5)
December 31, 2015	458	66	2,413	2,938	8.8	103.4	112.2	601.9

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	1,205	-	1,507	2,712	244.3	113.3	357.6	809.5
Extensions and improved recovery	103	-	51	154	72.2	24.2	96.4	122.0
Technical revisions	63	-	178	241	31.2	0.2	31.5	71.7
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	(839)	-	(83)	(923)	(1.4)	(4.3)	(5.7)	(159.5)
Economic factors	(66)	-	(177)	(244)	(45.3)	(19.1)	(64.4)	(105.0)
Production	(121)	-	(173)	(295)	(37.9)	(10.8)	(48.7)	(97.9)
December 31, 2015	344	-	1,302	1,646	263.0	103.5	366.6	640.9

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	1,588	701	4,175	6,463	258.4	196.4	454.7	1,532.0
Extensions and improved recovery	297	-	317	614	72.5	63.8	136.2	238.5
Technical revisions	42	(52)	94	84	30.3	(3.1)	27.2	41.2
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	(839)	(459)	(84)	(1,382)	(3.1)	(4.7)	(7.7)	(238.1)
Economic factors	(127)	(79)	(311)	(518)	(45.8)	(25.4)	(71.2)	(157.5)
Production	(158)	(45)	(475)	(677)	(40.5)	(20.0)	(60.5)	(173.4)
December 31, 2015	802	66	3,716	4,584	271.8	207.0	478.8	1,242.8

* Numbers may not add due to rounding

A-8
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	180	191	2,158	2,529	5.1	72.4	77.5	498.9
Extensions and improved recovery	193	-	519	712	-	47.8	47.8	166.5
Technical revisions	43	(48)	(164)	(170)	(2.2)	(6.1)	(8.3)	(36.5)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	-	(97)	-	(97)	(0.4)	(0.1)	(0.5)	(16.7)
Economic factors	(42)	(14)	(179)	(236)	(0.1)	(8.9)	(9.0)	(48.3)
Production	-	-	-	-	-	-	-	-
December 31, 2015	374	31	2,334	2,738	2.4	105.1	107.5	563.9

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	514	-	755	1,269	468.8	142.2	611.0	822.4
Extensions and improved recovery	303	-	46	350	182.0	60.4	242.4	300.6
Technical revisions	(295)	-	(557)	(851)	(323.1)	(97.0)	(420.1)	(562.0)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	(93)	-	-	(93)	(7.7)	(2.1)	(9.9)	(25.3)
Economic factors	(3)	-	(17)	(19)	(3.4)	(1.7)	(5.1)	(8.3)
Production	-	-	-	-	-	-	-	-
December 31, 2015	427	-	227	655	316.5	101.8	418.2	527.4

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	694	191	2,913	3,798	473.9	214.6	688.4	1,321.3
Extensions and improved recovery	496	-	565	1,062	182.0	108.2	290.2	467.2
Technical revisions	(252)	(48)	(721)	(1,021)	(325.3)	(103.1)	(428.4)	(598.6)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	(93)	(97)	-	(190)	(8.2)	(2.2)	(10.4)	(42.1)
Economic factors	(45)	(14)	(196)	(255)	(3.5)	(10.6)	(14.1)	(56.6)
Production	-	-	-	-	-	-	-	-
December 31, 2015	801	31	2,561	3,393	318.9	206.8	525.7	1,091.3

* Numbers may not add due to rounding

A-9
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Proved Plus Probable Reserves

(Forecast Prices and Costs; Before Royalties)

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	563	891	4,826	6,280	19.1	155.5	174.6	1,221.4
Extensions and improved recovery	387	-	785	1,172	0.3	87.4	87.7	283.0
Technical revisions	22	(100)	(249)	(327)	(3.1)	(9.4)	(12.5)	(67.0)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	-	(556)	(1)	(557)	(2.1)	(0.5)	(2.6)	(95.4)
Economic factors	(103)	(94)	(313)	(510)	(0.5)	(15.3)	(15.8)	(100.7)
Production	(36)	(45)	(302)	(383)	(2.6)	(9.1)	(11.8)	(75.5)
December 31, 2015	832	98	4,747	5,677	11.2	208.5	219.7	1,165.8

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	1,719	-	2,262	3,980	713.1	255.5	968.5	1,631.9
Extensions and improved recovery	406	-	97	504	254.1	84.6	338.7	422.7
Technical revisions	(232)	-	(379)	(610)	(291.9)	(96.8)	(388.7)	(490.3)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	(932)	-	(83)	(1,015)	(9.2)	(6.4)	(15.6)	(184.8)
Economic factors	(69)	-	(194)	(263)	(48.7)	(20.8)	(69.5)	(113.3)
Production	(121)	-	(173)	(295)	(37.9)	(10.8)	(48.7)	(97.9)
December 31, 2015	771	-	1,530	2,301	579.5	205.3	784.8	1,168.3

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total	Total (MMBOE)
December 31, 2014	2,282	891	7,088	10,261	732.2	411.0	1,143.2	2,853.3
Extensions and improved recovery	793	-	882	1,675	254.5	171.9	426.4	705.7
Technical revisions	(210)	(100)	(627)	(937)	(295.0)	(106.2)	(401.2)	(557.3)
Discoveries	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-
Dispositions	(932)	(556)	(84)	(1,572)	(11.2)	(6.9)	(18.1)	(280.1)
Economic factors	(172)	(94)	(507)	(773)	(49.2)	(36.1)	(85.3)	(214.0)
Production	(158)	(45)	(475)	(677)	(40.5)	(20.0)	(60.5)	(173.4)
December 31, 2015	1,603	98	6,277	7,977	590.7	413.8	1,004.5	2,334.1

* Numbers may not add due to rounding

A-10
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Undeveloped Reserves, Significant Factors or Uncertainties and Future Development Costs

Undeveloped Reserves

(Forecast Prices and Costs; Before Royalties)

Proved and probable undeveloped reserves are attributed where warranted on the basis of economics, technical merit, commercial considerations and development plans. These development opportunities are being pursued at a pace dependent on capital availability and allocation. As a result, development is scheduled beyond the next two years. Proved and probable undeveloped reserves at December 31, 2015 are scheduled for development within the next five and eight years, respectively, except in areas where takeaway capacity is restricted, primarily the Montney, where probable reserves are scheduled to be developed within the next ten years. Proved and probable undeveloped reserves are reviewed annually for retention or reclassification if development has not proceeded as previously planned.

The following tables disclose, for each product type, the volumes of proved undeveloped and probable undeveloped reserves that were first attributed in each of the three most recent financial years. First attributed volumes are those which were initially booked in the year in question.

Proved Undeveloped Reserves	Natural Gas (Bcf)
	Shale Gas		Coal Bed Methane		Conventional Natural Gas		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
2013	137	646	-	122	823	2,622	960	3,390
2014	637	680	-	100	317	1,206	954	1,986
2015	257	326	-	-	264	1,068	520	1,394
* Numbers may not add due to rounding

Proved Undeveloped Reserves			Oil & NGLs (MMbbls)
			Tight Oil		NGLs		Total
			First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
2013			23.0	39.5	40.4	100.7	63.5	140.2
2014			93.1	105.5	53.2	88.1	146.3	193.5
2015			52.4	126.0	53.8	101.0	106.2	227.1
* Numbers may not add due to rounding

Probable Undeveloped Reserves	Natural Gas (Bcf)
	Shale Gas		Coal Bed Methane		Conventional Natural Gas		Total
	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
2013	923	1,054	-	11	1,020	2,580	1,943	3,645
2014	516	540	-	11	505	2,371	1,021	2,921
2015	492	714	-	-	549	2,037	1,042	2,751
* Numbers may not add due to rounding

Probable Undeveloped Reserves			Oil & NGLs (MMbbls)
			Tight Oil		NGLs		Total
			First Attributed	Total at Year End	First Attributed	Total at Year End	First Attributed	Total at Year End
2013			35.4	42.7	46.9	92.3	82.2	134.9
2014			458.3	467.5	156.4	201.6	614.8	669.1
2015			167.5	300.8	106.8	187.2	274.4	487.9

* Numbers may not add due to rounding

A-11
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Significant Factors or Uncertainties

The development schedule of the Company’s undeveloped reserves is based on forecast price assumptions for the determination of economic projects. The actual prices that occur may be significantly lower or higher resulting in some projects being delayed or accelerated, as the case may be. For further information see “Risk Factors” in this Annual Information Form.

Encana’s reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance. Encana expects to incur abandonment and reclamation costs as existing oil and gas properties are abandoned and reclaimed. Abandonment and reclamation costs are based on estimates of reserve lives, expected costs at settlement and future inflation rates. For the purposes of the reserves evaluations prepared by the IQREs, costs deducted as abandonment and reclamation costs in estimating future net revenue do not include abandonment and reclamation costs of facilities, pipelines or wells without reserves. In 2015, expenditures for normal compliance with environmental regulations, as well as expenditures beyond normal compliance, were not material. In addition, there were no significant abandonment and reclamation costs, unusually high development costs or contractual obligations relating to production at below market prices.

Future Development Costs

The table below summarizes Encana’s development costs deducted in the estimation of future net revenue attributable to proved reserves and proved plus probable reserves, using undiscounted forecast prices and costs.

	Canadian Operations		USA Operations		Total Encana
($ millions)	Proved	Proved Plus Probable	Proved	Proved Plus Probable	Proved	Proved Plus Probable

2016	182	270	428	871	610	1,141
2017	326	417	623	1,307	949	1,724
2018	292	577	596	1,515	888	2,092
2019	529	843	793	1,255	1,322	2,098
2020	567	854	521	1,533	1,088	2,387
Remainder	202	1,631	321	2,771	523	4,402
Total	2,098	4,592	3,282	9,252	5,380	13,844

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

A-12
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Tax Horizon

Based on the current tax regimes, Encana’s available tax attributes, anticipated level of cash flow and capital spending, Encana currently estimates that it will pay income tax in 2016. Taxable income varies depending on total income and expenses and Encana’s estimate is sensitive to assumptions regarding commodity prices, production, cash flow and capital spending levels and acquisition and disposition transactions. Encana’s tax pools, tax basis, loss carry-forward and other tax credits that can be used to shelter future taxable income can be found in Note 7 of Encana’s audited Consolidated Financial Statements for the year ended December 31, 2015.

Costs Incurred

The following table summarizes capital investments related to Encana’s activities for the year ended December 31, 2015.

($ millions)	Canadian Operations	USA Operations	Total

Acquisitions
Unproved	2	15	17
Proved	7	12	19
Total acquisitions	9	27	36
Exploration costs	3	3	6
Development costs	377	1,844	2,221
Total costs incurred	389	1,874	2,263

A-13
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Location of Oil and Gas Wells

The following table summarizes Encana’s interests in natural gas or oil wells which are producing, or the Company considers capable of production, as at December 31, 2015.

For additional information on the location of Encana’s properties, plants, facilities and installations, refer to “Narrative Description of the Business” in this Annual Information Form.

	Producing Gas		Producing Oil		Total Producing (1,2)		Non-Producing Gas		Non-Producing Oil		Total Non- Producing (3)
(number of wells)	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	5,746	5,517	112	86	5,858	5,603	383	259	63	35	446	294
British Columbia	960	849	-	-	960	849	159	120	3	-	162	120
Nova Scotia	4	4	-	-	4	4	-	-	-	-	-	-
Total Canadian Operations	6,710	6,370	112	86	6,822	6,456	542	379	66	35	608	414

Colorado	5,823	4,321	-	-	5,823	4,321	66	33	-	-	66	33
Louisiana	32	16	5	5	37	21	-	-	-	-	-	-
Mississippi	-	-	42	27	42	27	-	-	-	-	-	-
Montana	-	-	1	-	1	-	1	1	-	-	1	1
North Dakota	1	-	22	-	23	-	-	-	-	-	-	-
New Mexico	157	55	195	165	352	220	-	-	-	-	-	-
Texas	-	-	1,841	1,733	1,841	1,733	-	-	26	25	26	25
Utah	1	1	-	-	1	1	-	-	-	-	-	-
Wyoming	191	175	-	-	191	175	30	28	-	-	30	28
Total USA Operations	6,205	4,568	2,106	1,930	8,311	6,498	97	62	26	25	123	87
Total Encana	12,915	10,938	2,218	2,016	15,133	12,954	639	441	92	60	731	501

(1)    Encana has varying royalty interests in approximately 2,540 natural gas wells and approximately 100 oil wells which are producing or capable of producing.

(2)    Includes wells containing multiple completions as follows: approximately 11,396 gross natural gas wells (10,625 net wells); and approximately 65 gross oil wells (44 net wells).

(3)    “Non-producing” wells refer to wells that are capable of producing oil or natural gas, but which are not producing due to the timing of well completions and/or waiting to be tied in which is anticipated to occur in 2016, or are wells that are temporarily shut-in due to market conditions, but not yet abandoned. All non-producing oil and natural gas wells considered capable of producing are located near existing infrastructure and/or within economic distance of transportation.

A-14
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Landholdings with No Attributed Reserves

The following table summarizes the gross and net acres with no attributed reserves in which Encana has an interest as at December 31, 2015 and the net acres with no attributed reserves for which we expect the Company’s rights to explore, develop and exploit to expire during 2016.

(thousands of acres)	Gross Acres (1)	Net Acres (1)	Net Acres Expiring Within One Year

Canada
Alberta	1,338	896	66
British Columbia	808	545	70
Newfoundland and Labrador	35	2	-
Northwest Territories	45	12	-
Nova Scotia	21	10	-
Total Canada	2,247	1,465	136

United States
Colorado	787	712	6
Louisiana	77	25	-
Mississippi	196	155	24
New Mexico	326	183	1
Texas	126	130	13
Wyoming	18	17	-
Other	10	8	-
Total United States	1,540	1,230	44

International
Australia	104	40	-
Total International	104	40	-

Total	3,891	2,735	180

(1)         Properties with different formations under the same surface area and subject to separate leases have been calculated on an aerial basis, as such gross and net acreage have only been counted once.

Development of resources on lands with no attributed reserves includes a number of significant economic and technical factors. Estimations of recoverable resources are highly uncertain in areas with little or no development primarily due to geologic risk, uncertainty in fluid type and other reservoir characteristics.

The successful development of resources requires significant financial investment that may be dependent on fluctuations in commodity prices. In addition, the availability of processing and transportation infrastructure, including roads, pipelines and pipeline capacity, and fiscal and regulatory frameworks may impact the timing of resource development. Forecast commodity rates, capital expenditures and operating costs may result in a project being delayed or canceled due to the resulting anticipated economic value. Undeveloped resources may also be subject to future internal and external project approvals or other timing restrictions that may result in the resources development being deferred.

The Company is also subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. Environmental hazards may exist on acquired properties, which are unknown to the Company at present and may have been caused by previous owners or operators of the properties. The Company could become liable for such environmental hazards even where it has attempted to contractually limit its liability. There are no significant abandonment and reclamation costs, unusually high development costs or contractual obligations that may affect anticipated development or production activities on properties with no attributed reserves.

A-15
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

Exploration Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2015 (3,4)
Canadian Operations	-	-	-	-	-	-	-	-	1	1	-
USA Operations	-	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	1	1	-

(1)    “Gross” wells are the total number of wells in which Encana has an interest.

(2)    “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)    As at December 31, 2015, Encana was in the process of drilling exploratory wells of approximately 1 gross well (1 net well) in Canada.

(4)    As at December 31, 2015, there were no stratigraphic wells drilled.

Development Wells Drilled (1,2)

	Gas		Oil		Service		Dry and Abandoned		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2015 (3,4)
Canadian Operations	160	135	-	-	4	2	-	-	13	177	137
USA Operations	80	19	260	246	22	21	-	-	64	426	286
Total	240	154	260	246	26	23	-	-	77	603	423

(1)    “Gross” wells are the total number of wells in which Encana has an interest.

(2)    “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)    As at December 31, 2015, Encana was in the process of drilling development wells of approximately 5 gross wells (4 net wells) in Canada; and approximately 24 gross wells (10 net wells) in the U.S.

(4)    As at December 31, 2015, there were no stratigraphic wells drilled.

A-16
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Production Volumes (Before Royalties)

2016 Production Estimates

(Before Royalties)

The following table summarizes the total volume of production estimated for the year ending December 31, 2016, which is reflected in the estimate of gross proved reserves and gross probable reserves disclosed in the tables contained under “Reserves Data (Canadian Protocol)” in this Appendix.

Canadian Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved	40	16	248	303	1.4	9.6	11.1
Probable	4	4	33	41	0.1	1.6	1.8
Total Proved Plus Probable	43	20	280	344	1.6	11.2	12.8

* Numbers may not add due to rounding

USA Operations

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved	37	-	128	166	28.5	9.1	37.5
Probable	6	-	-	6	5.7	0.8	6.5
Total Proved Plus Probable	43	-	128	171	34.2	9.9	44.1

* Numbers may not add due to rounding

Total Encana

	Natural Gas (Bcf)				Oil & NGLs (MMbbls)
(annual)	Shale Gas	Coal Bed Methane	Conventional Natural Gas	Total	Tight Oil	NGLs	Total
Proved	77	16	376	469	29.9	18.7	48.6
Probable	9	4	33	46	5.8	2.5	8.3
Total Proved Plus Probable	86	20	409	515	35.8	21.1	56.9

* Numbers may not add due to rounding

A-17
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

2015 Production Volumes by Country

(Before Royalties)

	2015
(average daily)	Annual	Q4	Q3	Q2	Q1

Shale Gas (MMcf/d)
Canadian Operations	100	117	92	91	98
USA Operations	332	242	354	354	380
	432	359	446	445	478
Coal Bed Methane (MMcf/d)
Canadian Operations	122	111	114	118	146
USA Operations	-	-	-	-	-
	122	111	114	118	146
Conventional Natural Gas (MMcf/d)
Canadian Operations	827	847	736	767	962
USA Operations	476	452	464	485	505
	1,303	1,299	1,200	1,252	1,467
Total Natural Gas (MMcf/d)
Canadian Operations	1,049	1,075	942	976	1,206
USA Operations	808	694	818	839	885
	1,857	1,769	1,760	1,815	2,091
Tight Oil (Mbbls/d)
Canadian Operations	7.2	5.7	6.9	8.0	8.2
USA Operations	103.9	111.0	110.4	101.7	92.3
	111.1	116.7	117.3	109.7	100.5
NGLs (Mbbls/d)
Canadian Operations	25.1	30.3	24.3	22.3	23.5
USA Operations	29.7	33.0	33.5	26.5	25.5
	54.8	63.3	57.8	48.8	49.0
Total Oil & NGLs (Mbbls/d)
Canadian Operations	32.3	36.0	31.2	30.3	31.7
USA Operations	133.6	144.0	143.9	128.2	117.8
	165.9	180.0	175.1	158.5	149.5

A-18
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Per-Unit Results (Before Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(Before Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
Shale Gas ($/Mcf)
Canadian Operations
Price, before royalties	2.03	1.90	1.97	2.02	2.26
Royalties	0.03	0.03	0.03	0.01	0.03
Production, mineral and other taxes	0.08	0.07	0.07	0.07	0.14
Transportation and processing	2.44	2.08	2.40	2.56	2.82
Operating	0.63	1.00	0.44	0.45	0.53
Netback	(1.15)	(1.28)	(0.97)	(1.07)	(1.26)
USA Operations
Price, before royalties	2.53	2.10	2.66	2.50	2.72
Royalties	0.56	0.48	0.59	0.55	0.57
Production, mineral and other taxes	0.12	0.10	0.11	0.15	0.10
Transportation and processing	1.11	1.10	1.19	1.09	1.06
Operating	0.24	0.04	0.27	0.31	0.28
Netback	0.50	0.38	0.50	0.40	0.71
Total Encana
Price, before royalties	2.42	2.03	2.52	2.40	2.62
Royalties	0.43	0.34	0.48	0.44	0.46
Production, mineral and other taxes	0.11	0.09	0.10	0.13	0.11
Transportation and processing	1.42	1.42	1.44	1.39	1.42
Operating	0.33	0.35	0.31	0.34	0.33
Netback	0.13	(0.17)	0.19	0.10	0.30
Coal Bed Methane ($/Mcf)
Canadian Operations and Total Encana
Price, before royalties	2.33	2.08	2.42	2.29	2.49
Royalties	0.62	0.57	0.63	0.74	0.54
Production, mineral and other taxes	0.25	0.19	0.26	0.23	0.31
Transportation and processing	0.42	0.29	0.43	0.59	0.38
Operating	0.53	0.76	0.59	0.86	0.04
Netback	0.51	0.27	0.51	(0.13)	1.22

A-19
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Netbacks by Country

(Before Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
Conventional Natural Gas ($/Mcf)
Canadian Operations
Price, before royalties	2.83	2.01	2.48	2.37	4.21
Royalties	0.09	0.05	0.05	0.10	0.17
Production, mineral and other taxes	0.04	0.03	0.04	0.05	0.04
Transportation and processing	1.65	1.56	1.71	1.85	1.51
Operating	0.29	0.28	0.31	0.30	0.28
Netback	0.76	0.09	0.37	0.07	2.21
USA Operations
Price, before royalties	2.68	2.40	2.81	2.34	3.14
Royalties	0.43	0.38	0.41	0.46	0.47
Production, mineral and other taxes	0.08	0.07	0.12	0.06	0.05
Transportation and processing	2.48	2.32	2.67	2.41	2.53
Operating	0.74	0.72	0.64	0.78	0.83
Netback	(1.05)	(1.09)	(1.03)	(1.37)	(0.74)
Total Encana
Price, before royalties	2.77	2.14	2.61	2.36	3.84
Royalties	0.22	0.16	0.19	0.24	0.27
Production, mineral and other taxes	0.05	0.05	0.07	0.05	0.04
Transportation and processing	1.95	1.82	2.08	2.07	1.86
Operating	0.46	0.43	0.44	0.49	0.47
Netback	0.09	(0.32)	(0.17)	(0.49)	1.20
Total Natural Gas ($/Mcf)
Canadian Operations
Price, before royalties	2.70	2.00	2.42	2.33	3.84
Royalties	0.15	0.10	0.12	0.17	0.20
Production, mineral and other taxes	0.07	0.05	0.07	0.07	0.08
Transportation and processing	1.58	1.48	1.63	1.77	1.48
Operating	0.35	0.41	0.35	0.39	0.27
Netback	0.55	(0.04)	0.25	(0.07)	1.81
USA Operations
Price, before royalties	2.62	2.29	2.75	2.41	2.96
Royalties	0.48	0.42	0.49	0.50	0.51
Production, mineral and other taxes	0.09	0.08	0.12	0.10	0.07
Transportation and processing	1.92	1.89	2.03	1.86	1.90
Operating	0.54	0.48	0.48	0.58	0.59
Netback	(0.41)	(0.58)	(0.37)	(0.63)	(0.11)
Total Encana
Price, before royalties	2.66	2.12	2.57	2.36	3.47
Royalties	0.29	0.22	0.29	0.32	0.33
Production, mineral and other taxes	0.08	0.06	0.09	0.08	0.08
Transportation and processing	1.73	1.64	1.81	1.81	1.66
Operating	0.43	0.44	0.41	0.48	0.41
Netback	0.13	(0.24)	(0.03)	(0.33)	0.99

A-20
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Netbacks by Country

(Before Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
Total Tight Oil ($/bbl)
Canadian Operations
Price, before royalties	43.17	38.35	40.94	52.71	39.08
Royalties	9.12	11.26	9.24	9.45	7.19
Production, mineral and other taxes	0.72	0.76	0.75	0.77	0.61
Transportation and processing	13.54	15.58	12.36	13.68	12.97
Operating	5.81	5.88	3.93	5.72	7.46
Netback	13.98	4.87	14.66	23.09	10.85
USA Operations
Price, before royalties	43.42	37.37	42.63	53.41	40.70
Royalties	9.48	8.17	9.30	11.77	8.74
Production, mineral and other taxes	2.12	1.76	1.94	2.30	2.61
Transportation and processing	0.03	0.11	(0.02)	-	-
Operating	9.43	8.58	9.98	11.00	8.05
Netback	22.36	18.75	21.43	28.34	21.30
Total Encana
Price, before royalties	43.41	37.42	42.53	53.36	40.56
Royalties	9.45	8.32	9.30	11.60	8.62
Production, mineral and other taxes	2.03	1.71	1.87	2.19	2.45
Transportation and processing	0.90	0.87	0.71	1.00	1.06
Operating	9.19	8.44	9.62	10.61	8.00
Netback	21.84	18.08	21.03	27.96	20.43
Total NGLs ($/bbl) (1)
Canadian Operations
Price, before royalties	29.51	29.15	27.56	34.15	27.61
Royalties	2.99	2.28	3.30	4.14	2.51
Production, mineral and other taxes	-	-	-	-	-
Transportation and processing	1.44	1.23	0.89	1.46	2.30
Netback	25.08	25.64	23.37	28.55	22.80
USA Operations
Price, before royalties	14.26	13.19	13.55	15.49	15.34
Royalties	2.83	2.65	2.82	3.08	2.80
Production, mineral and other taxes	0.71	0.63	0.96	0.56	0.65
Transportation and processing	1.16	1.10	1.12	0.93	1.56
Netback	9.56	8.81	8.65	10.92	10.33
Total Encana
Price, before royalties	21.25	20.84	19.43	24.00	21.22
Royalties	2.90	2.47	3.02	3.57	2.66
Production, mineral and other taxes	0.38	0.33	0.55	0.30	0.34
Transportation and processing	1.29	1.16	1.02	1.17	1.91
Netback	16.68	16.88	14.84	18.96	16.31

(1)  Operating costs related to Shale Gas, Coal Bed Methane and Conventional Gas are not allocated to NGLs.

A-21
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

	2015
	Annual	Q4	Q3	Q2	Q1
Total Oil & NGLs ($/bbl) (1)
Canadian Operations
Price, before royalties	32.56	30.60	30.53	39.06	30.59
Royalties	4.36	3.69	4.62	5.55	3.73
Production, mineral and other taxes	0.16	0.12	0.17	0.20	0.16
Transportation and processing	4.14	3.49	3.44	4.69	5.07
Operating	1.30	0.93	0.87	1.52	1.94
Netback	22.60	22.37	21.43	27.10	19.69
USA Operations
Price, before royalties	36.94	31.83	35.86	45.56	35.20
Royalties	8.00	6.90	7.79	9.97	7.45
Production, mineral and other taxes	1.81	1.50	1.71	1.94	2.19
Transportation and processing	0.28	0.34	0.25	0.19	0.34
Operating	7.33	6.61	7.65	8.72	6.30
Netback	19.52	16.48	18.46	24.74	18.92
Total Encana
Price, before royalties	36.09	31.58	34.91	44.32	34.22
Royalties	7.29	6.26	7.23	9.13	6.66
Production, mineral and other taxes	1.49	1.22	1.43	1.61	1.76
Transportation and processing	1.03	0.97	0.81	1.05	1.34
Operating	6.16	5.47	6.44	7.34	5.38
Netback	20.12	17.66	19.00	25.19	19.08

(1)  Operating costs related to Shale Gas, Coal Bed Methane and Conventional Gas are not allocated to NGLs.

Impact of Realized Hedging on Encana’s Netbacks

(Before Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	1.25	1.16	1.19	1.19	1.42
USA Operations	0.81	1.14	0.72	0.76	0.68
Total	1.06	1.15	0.97	0.99	1.11
Oil & NGLs ($/bbl)
Canadian Operations	1.37	4.30	1.82	(1.92)	0.68
USA Operations	3.79	6.66	4.07	0.41	3.61
Total	3.32	6.18	3.67	(0.04)	2.99

A-22
Encana Corporation	Canadian Protocol Reserves Disclosure	Annual Information Form (prepared in US$)

Appendix B - Report on Reserves Data by Independent Qualified Reserves Evaluators (Canadian Protocol)

To the Board of Directors of Encana Corporation (the “Corporation”):

1.   We have evaluated the Corporation’s reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

2.   The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3.   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the “COGE Handbook”) maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4.   Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with the principles and definitions presented in the COGE Handbook.

5.   The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s Board of Directors:

Independent Qualified Reserves Evaluator	Effective Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (Before Income Taxes, 10% Discount Rate) (US$ millions)

McDaniel & Associates Consultants Ltd.	December 31, 2015	Canada	1,017

GLJ Petroleum Consultants Ltd.	December 31, 2015	Canada	3,201

Netherland, Sewell & Associates, Inc.	December 31, 2015	United States	7,184
Total			11,402

6.   In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

7.   We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

8    Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

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

February 22, 2016

Encana Corporation	B-2	Annual Information Form (prepared in US$)

Appendix C - Report of Management and Directors on Reserves Data and Other Information (Canadian Protocol)

Management of Encana Corporation (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

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

(b)       met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation and, with respect to the change of an independent qualified reserves evaluator, to inquire whether there had been disputes between the independent reserves evaluator and management; and

(c)       reviewed the reserves data with management and the independent qualified reserves evaluators.

The Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a)       the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)       the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

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

February 23, 2016

Encana Corporation	C-1	Annual Information Form (prepared in US$)

Appendix D - U.S. Protocol Disclosure of Reserves Data and Other Oil and Gas Information

In this Appendix, Encana provides select disclosure of its reserves and other oil and gas information prepared in accordance with U.S. disclosure requirements. See “Note Regarding Reserves Data and Other Oil and Gas Information” in this Annual Information Form. The reserves and other oil and gas information set forth below has an effective date of December 31, 2015 and was prepared as of February 22, 2016.

Since inception, Encana has retained IQREs to evaluate and prepare reports on 100 percent of Encana’s natural gas, oil and NGLs reserves annually. For further information regarding the reserves process, see “Reserves and Other Oil and Gas Information” in this Annual Information Form.

Net Proved Reserves (U.S. Protocol)

Reserves estimates in this Appendix are in accordance with the SEC regulations. The standards require that proved reserves be estimated using existing economic conditions (constant pricing). Based on this methodology, Encana’s results have been calculated utilizing the 12-month average trailing historical price for each of the years presented within this Appendix. The 12-month average is calculated as an unweighted average of the first-day-of-the-month price for each month.

Natural Gas Reserves

In 2015, Encana’s proved natural gas reserves of approximately 3.1 Tcf decreased 2.4 Tcf from 2014 primarily due to sales of reserves in place of 1.2 Tcf, resulting from the Company’s strategic transition to a more balanced commodity portfolio and due to the impact of lower 12-month average trailing prices of 1.1 Tcf.

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

Oil & NGLs Reserves

In 2015, Encana’s proved oil and NGLs reserves of 288.8 MMbbls decreased 72.9 MMbbls from 2014 primarily due to negative revisions and improved recovery of 130.5 MMbbls driven mainly from the impact of lower 12-month average trailing prices of 112.5 MMbbls, partly offset by extensions and discoveries of 113.0 MMbbls.

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

Encana Corporation	D-1	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Net Proved Reserves (1,2)

(SEC Constant Pricing; After Royalties)

	Natural Gas (Bcf)			Oil (MMbbls)			NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada	United States	Total	Total (MMBOE)
2013
Beginning of year	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0	1,675.3
Revisions and improved recovery (3)	(256)	(362)	(618)	2.6	(1.2)	1.4	(9.6)	(16.1)	(25.7)	(127.3)
Extensions and discoveries	499	482	981	11.5	14.3	25.8	16.7	13.3	30.0	219.3
Purchase of reserves in place	-	7	7	-	0.5	0.5	-	0.1	0.1	1.8
Sale of reserves in place	(295)	(1)	(296)	-	-	-	(1.5)	(0.1)	(1.6)	(50.9)
Production	(523)	(491)	(1,014)	(4.3)	(5.1)	(9.4)	(6.8)	(3.5)	(10.3)	(188.7)
End of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5	1,529.5
Developed	2,744	2,619	5,363	16.5	31.1	47.6	44.6	24.1	68.7	1,010.1
Undeveloped	1,231	1,258	2,489	6.3	23.4	29.7	42.8	32.0	74.8	519.3
Total	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5	1,529.5
2014
Beginning of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5	1,529.5
Revisions and improved recovery (4)	250	(511)	(261)	(5.0)	(2.7)	(7.7)	10.9	(2.6)	8.3	(41.5)
Extensions and discoveries	385	493	879	4.7	21.4	26.1	22.3	8.8	31.1	202.2
Purchase of reserves in place	6	234	240	-	148.2	148.2	0.1	52.9	53.0	241.1
Sale of reserves in place	(885)	(1,473)	(2,358)	(6.6)	(14.2)	(20.8)	(45.5)	(20.0)	(65.4)	(479.2)
Production	(503)	(355)	(858)	(5.0)	(13.1)	(18.0)	(8.6)	(5.0)	(13.6)	(174.7)
End of year	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7	1,277.4
Developed	2,282	1,606	3,887	8.2	112.3	120.5	31.6	53.4	85.0	853.3
Undeveloped	947	660	1,607	2.8	81.8	84.5	34.9	36.8	71.7	424.1
Total	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7	1,277.4
2015
Beginning of year	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7	1,277.4
Revisions and improved recovery (5)	(801)	(342)	(1,144)	(0.9)	(73.6)	(74.6)	(14.8)	(41.1)	(55.9)	(321.1)
Extensions and discoveries	313	159	472	-	68.4	68.4	19.8	24.9	44.7	191.7
Purchase of reserves in place	-	-	-	-	-	-	-	-	-	-
Sale of reserves in place	(434)	(728)	(1,163)	(1.6)	(1.2)	(2.8)	(0.4)	(3.6)	(4.0)	(200.6)
Production	(354)	(241)	(596)	(2.0)	(29.7)	(31.8)	(8.3)	(8.6)	(16.9)	(148.0)
End of year	1,952	1,112	3,064	6.4	157.9	164.3	62.8	61.7	124.5	799.4
Developed	1,295	928	2,223	5.0	91.6	96.6	31.8	37.8	69.5	536.6
Undeveloped	657	184	841	1.3	66.3	67.7	31.0	24.0	55.0	262.8
Total	1,952	1,112	3,064	6.4	157.9	164.3	62.8	61.7	124.5	799.4

* Numbers may not add due to rounding

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

(3)       In 2013, revisions and improved recovery of natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average historical gas prices and minor positive revisions.

(4)       In 2014, revisions and improved recovery of natural gas included a reduction of 520 Bcf due to changes in the proved undeveloped reserves bookings in the U.S.

(5)       In 2015, revisions and improved recovery of natural gas included a reduction of 1,106 Bcf due to a significantly lower 12-month average trailing natural gas prices. Revisions and improved recovery of oil and NGLs included reductions of 59.9 MMbbls and 52.6 MMbbls, respectively, due to significantly lower 12-month average trailing oil and NGL prices.

Encana Corporation	D-2	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Pricing Assumptions (SEC Constant Pricing)

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)
Reserves Pricing (1)
2013	3.67	3.14	96.94	93.44
2014	4.34	4.63	94.99	96.40
2015	2.58	2.69	50.28	58.82

(1)      All prices were held constant in all future years when estimating net revenues and reserves.

Proved Undeveloped Reserves

Encana’s proved undeveloped natural gas reserves represented approximately 27 percent of total proved natural gas reserves at December 31, 2015, a decrease from approximately 29 percent at December 31, 2014. At December 31, 2015, approximately 41 percent of Encana’s proved oil reserves were undeveloped which is unchanged from approximately 41 percent at December 31, 2014. At December 31, 2015, approximately 44 percent of Encana’s proved NGLs reserves were undeveloped, a decrease from approximately 46 percent at December 31, 2014.

Bookings of proved undeveloped reserves were predicated on economics, technical merit, commercial considerations and development plans. All of the proved undeveloped reserves at December 31, 2015 are scheduled for development within five years and are attributed to locations that are subject to a development plan adopted by Encana’s management. In the evaluation of Encana’s reserves at December 31, 2015, the proved undeveloped reserves which have remained or are anticipated to remain undeveloped for five years or more from initial booking are not material.

During 2015, approximately 49.6 MMBOE of proved undeveloped reserves were converted to proved developed reserves. Investments made during 2015 to convert proved undeveloped reserves to proved developed reserves were approximately $0.6 billion.

Encana Corporation	D-3	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The assumptions used to compute the Standardized Measure is in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 932, Extractive Industries - Oil and Gas and the SEC.

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

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2015	2014	2013	2015	2014	2013

Future cash inflows	6,284	19,255	19,039	9,462	26,742	17,217
Less future:
Production costs	3,800	7,456	7,377	3,959	6,673	4,484
Development costs	1,725	3,276	4,515	3,092	4,087	3,982
Income taxes	-	1,727	652	-	2,886	1,615
Future net cash flows	759	6,796	6,495	2,411	13,096	7,136
Less 10% annual discount for estimated timing of cash flows	122	2,320	1,836	984	6,015	2,978
Discounted future net cash flows	637	4,476	4,659	1,427	7,081	4,158

				Total
($ millions)				2015	2014	2013

Future cash inflows				15,746	45,997	36,256
Less future:
Production costs				7,759	14,129	11,861
Development costs				4,817	7,363	8,497
Income taxes				-	4,613	2,267
Future net cash flows				3,170	19,892	13,631
Less 10% annual discount for estimated timing of cash flows				1,106	8,335	4,814
Discounted future net cash flows				2,064	11,557	8,817

Encana Corporation	D-4	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	Canada			United States
($ millions)	2015	2014	2013	2015	2014	2013

Balance, beginning of year	4,476	4,659	3,002	7,081	4,158	3,015
Changes resulting from:
Sales of oil and gas produced during the period	(969)	(2,120)	(1,649)	(1,250)	(1,746)	(1,490)
Discoveries and extensions, net of related costs	109	827	725	504	1,429	633
Purchases of proved reserves in place	-	9	-	-	3,052	16
Sales and transfers of proved reserves in place	(674)	(1,320)	(304)	(1,604)	(1,902)	(2)
Net change in prices and production costs	(3,094)	1,777	2,703	(3,266)	2,567	1,891
Revisions to quantity estimates	(1,355)	314	(178)	(2,183)	(616)	(324)
Accretion of discount	565	515	311	834	503	333
Previously estimated development costs incurred, net of change in future development costs	435	532	417	263	(3)	708
Other	(32)	(36)	14	(210)	24	(68)
Net change in income taxes	1,176	(681)	(382)	1,258	(385)	(554)

Balance, end of year	637	4,476	4,659	1,427	7,081	4,158

				Total
($ millions)				2015	2014	2013

Balance, beginning of year				11,557	8,817	6,017
Changes resulting from:
Sales of oil and gas produced during the period				(2,219)	(3,866)	(3,139)
Discoveries and extensions, net of related costs				613	2,256	1,358
Purchases of proved reserves in place				-	3,061	16
Sales and transfers of proved reserves in place				(2,278)	(3,222)	(306)
Net change in prices and production costs				(6,360)	4,344	4,594
Revisions to quantity estimates				(3,538)	(302)	(502)
Accretion of discount				1,399	1,018	644
Previously estimated development costs incurred, net of change in future development costs				698	529	1,125
Other				(242)	(12)	(54)
Net change in income taxes				2,434	(1,066)	(936)

Balance, end of year				2,064	11,557	8,817

Encana Corporation	D-5	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Results of Operations

	Canada			United States
($ millions)	2015	2014	2013	2015	2014	2013

Oil and gas revenues, net of royalties, transportation and processing	1,168	2,475	2,068	1,911	2,244	2,041
Less:
Operating costs, production, mineral and other taxes, and accretion of asset retirement obligations	199	355	419	661	498	551
Depreciation, depletion and amortization	305	625	601	1,088	992	818
Impairments	-	-	-	6,473	-	-
Operating income (loss)	664	1,495	1,048	(6,311)	754	672
Income taxes	179	376	264	(2,285)	273	243

Results of operations	485	1,119	784	(4,026)	481	429

				Total
($ millions)				2015	2014	2013

Oil and gas revenues, net of royalties, transportation and processing				3,079	4,719	4,109
Less:
Operating costs, production, mineral and other taxes, and accretion of asset retirement obligations				860	853	970
Depreciation, depletion and amortization				1,393	1,617	1,419
Impairments				6,473	-	-
Operating income (loss)				(5,647)	2,249	1,720
Income taxes				(2,106)	649	507

Results of operations				(3,541)	1,600	1,213

Encana Corporation	D-6	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Capitalized Costs and Costs Incurred

Capitalized Costs

	Canada			United States
($ millions)	2015	2014	2013	2015	2014		2013
Proved oil and gas properties	14,866	18,271	25,003	25,723	24,279		26,529
Unproved oil and gas properties	334	478	598	5,282	5,655		470
Total capital cost	15,200	18,749	25,601	31,005	29,934		26,999
Accumulated DD&A	14,170	16,566	23,012	23,822	16,260		22,074
Net capitalized costs	1,030	2,183	2,589	7,183	13,674		4,925

	Other			Total
($ millions)	2015	2014	2013	2015	2014		2013
Proved oil and gas properties	58	65	71	40,647	42,615		51,603
Unproved oil and gas properties	-	-	-	5,616	6,133		1,068
Total capital cost	58	65	71	46,263	48,748		52,671
Accumulated DD&A	58	65	71	38,050	32,891		45,157
Net capitalized costs	-	-	-	8,213	15,857		7,514

Costs Incurred

	Canada			United States
($ millions)	2015	2014	2013	2015	2014	(1)	2013
Acquisitions
Unproved	2	15	26	15	5,452		111
Proved	7	6	2	12	5,008		45
Total acquisitions	9	21	28	27	10,460		156
Exploration costs	3	10	22	3	38		412
Development costs	377	1,216	1,343	1,844	1,247		871
Total costs incurred	389	1,247	1,393	1,874	11,745		1,439

				Total
($ millions)				2015	2014	(1)	2013
Acquisitions
Unproved				17	5,467		137
Proved				19	5,014		47
Total acquisitions				36	10,481		184
Exploration costs				6	48		434
Development costs				2,221	2,463		2,214
Total costs incurred				2,263	12,992		2,832

(1)          2014 includes $5,338 million in Unproved and $2,127 million in Proved resulting from the acquisition of Athlon.

Encana Corporation	D-7	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Developed and Undeveloped Landholdings

The following table summarizes Encana’s developed, undeveloped and total landholdings as at December 31, 2015.

Landholdings (1 - 7)		Developed		Undeveloped		Total
(thousands of acres)		Gross	Net	Gross	Net	Gross	Net
Canada
Alberta	— Crown	590	369	828	554	1,418	923
	— Freehold	560	513	249	221	809	734
	— Fee	1	1	2	2	3	3
		1,151	883	1,079	777	2,230	1,660
British Columbia	— Crown	393	212	919	581	1,312	793
	— Freehold	7	-	-	-	7	-
	— Fee	-	-	1	1	1	1
		400	212	920	582	1,320	794
Newfoundland and Labrador	— Crown	-	-	35	2	35	2
Northwest Territories	— Crown	-	-	45	12	45	12
Nova Scotia	— Crown	20	20	21	10	41	30
Total Canada		1,571	1,115	2,100	1,383	3,671	2,498
United States
Colorado	— Federal/State	211	195	421	375	632	570
	— Freehold	110	100	83	73	193	173
	— Fee	3	3	14	14	17	17
		324	298	518	462	842	760
Louisiana	— Federal/State	-	-	-	-	-	-
	— Freehold	1	1	76	24	77	25
	— Fee	-	-	-	-	-	-
		1	1	76	24	77	25
Mississippi	— Federal/State	1	-	6	6	7	6
	— Freehold	28	24	213	165	241	189
		29	24	219	171	248	195
New Mexico	— Federal/State	58	36	287	165	345	201
	— Freehold	-	-	9	5	9	5
		58	36	296	170	354	206
Texas	— Federal/State	7	7	6	6	13	13
	— Freehold	152	145	54	43	206	188
		159	152	60	49	219	201
Wyoming	— Federal/State	11	11	7	6	18	17
	— Freehold	3	2	1	1	4	3
		14	13	8	7	22	20
Other	— Federal/State	1	1	8	8	9	9
	— Freehold	1	-	-	-	1	-
	— Fee	-	-	-	-	-	-
		2	1	8	8	10	9
Total United States		587	525	1,185	891	1,772	1,416
International
Australia		-	-	104	40	104	40
Total International		-	-	104	40	104	40
Total		2,158	1,640	3,389	2,314	5,547	3,954

Encana Corporation	D-8	Annual Information Form (prepared in US$)

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

(2)          This table excludes approximately 2,500 gross acres of fee lands with one or more substances or products under lease or sublease, reserving to Encana royalties or other interests.

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

Exploration and Development Activities

The following tables summarize Encana’s gross participation and net interest in wells drilled for the periods indicated.

Exploration Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2015 (3)
Canadian Operations	-	-	-	-	-	-	-	-	1	1	-
USA Operations	-	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	1	1	-

2014
Canadian Operations	2	1	1	1	-	-	3	2	2	5	2
USA Operations	2	2	4	-	-	-	6	2	-	6	2
Total	4	3	5	1	-	-	9	4	2	11	4

2013
Canadian Operations	31	15	1	1	-	-	32	16	21	53	16
USA Operations	5	5	43	31	-	-	48	36	-	48	36
Total	36	20	44	32	-	-	80	52	21	101	52

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          As at December 31, 2015, Encana was in the process of drilling exploratory wells of approximately 1 gross well (1 net well) in Canada.

Encana Corporation	D-9	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Development Wells Drilled (1, 2)

	Gas		Oil		Dry & Abandoned		Total Working Interest		Royalty	Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Gross	Net
2015 (3)
Canadian Operations	160	135	-	-	-	-	160	135	13	173	135
USA Operations	80	19	260	246	-	-	340	265	64	404	265
Total	240	154	260	246	-	-	500	400	77	577	400

2014
Canadian Operations	299	255	22	22	-	-	321	277	37	358	277
USA Operations	239	82	144	120	1	-	384	202	11	395	202
Total	538	337	166	142	1	-	705	479	48	753	479

2013
Canadian Operations	329	308	67	66	-	-	396	374	430	826	374
USA Operations	437	201	-	-	-	-	437	201	31	468	201
Total	766	509	67	66	-	-	833	575	461	1,294	575

(1)          “Gross” wells are the total number of wells in which Encana has an interest.

(2)          “Net” wells are the number of wells obtained by aggregating Encana’s working interest in each of its gross wells.

(3)          As at December 31, 2015, Encana was in the process of drilling development wells of approximately 5 gross wells (4 net wells) in Canada; and approximately 24 gross wells (10 net wells) in the U.S.

Encana Corporation	D-10	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Production Volumes (After Royalties)

The following tables summarize the net daily average production volumes for Encana for the periods indicated.

Production Volumes
(After Royalties)
	2015
(average daily)	Annual	Q4	Q3	Q2	Q1
Natural Gas (MMcf/d)
Canadian Operations	971	1,001	876	881	1,128
USA Operations	664	570	671	687	729
	1,635	1,571	1,547	1,568	1,857
Oil (Mbbls/d)
Canadian Operations	5.6	4.0	5.3	6.5	6.6
USA Operations	81.4	86.6	86.6	79.7	72.6
	87.0	90.6	91.9	86.2	79.2
NGLs (Mbbls/d)
Canadian Operations	22.8	28.2	21.9	19.8	21.2
USA Operations	23.6	26.2	26.6	21.3	20.3
	46.4	54.4	48.5	41.1	41.5
Oil & NGLs (Mbbls/d)
Canadian Operations	28.4	32.2	27.2	26.3	27.8
USA Operations	105.0	112.8	113.2	101.0	92.9
	133.4	145.0	140.4	127.3	120.7

(average daily)				2014	2013
Natural Gas (MMcf/d)
Canadian Operations				1,378	1,432
USA Operations				972	1,345
				2,350	2,777
Oil (Mbbls/d)
Canadian Operations				13.6	11.9
USA Operations				35.8	13.9
				49.4	25.8
NGLs (Mbbls/d)
Canadian Operations				23.6	18.5
USA Operations				13.8	9.6
				37.4	28.1
Oil & NGLs (Mbbls/d)
Canadian Operations				37.2	30.4
USA Operations				49.6	23.5
				86.8	53.9

Encana Corporation	D-11	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Per-Unit Results (After Royalties)

The following tables summarize the net per-unit results for Encana for the periods indicated, which exclude the impact of realized hedging.

Netbacks by Country

(After Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations
Price, after royalties	2.75	2.04	2.48	2.39	3.89
Production, mineral and other taxes	0.07	0.06	0.08	0.08	0.08
Transportation and processing	1.71	1.59	1.75	1.95	1.58
Operating	0.38	0.44	0.38	0.43	0.29
Netback	0.59	(0.05)	0.27	(0.07)	1.94
USA Operations
Price, after royalties	2.60	2.29	2.75	2.33	2.97
Production, mineral and other taxes	0.11	0.10	0.14	0.12	0.09
Transportation and processing	2.34	2.31	2.47	2.26	2.30
Operating	0.65	0.58	0.59	0.71	0.72
Netback	(0.50)	(0.70)	(0.45)	(0.76)	(0.14)
Total Encana
Price, after royalties	2.69	2.13	2.60	2.37	3.53
Production, mineral and other taxes	0.09	0.07	0.11	0.10	0.09
Transportation and processing	1.96	1.85	2.06	2.09	1.86
Operating	0.49	0.49	0.47	0.55	0.46
Netback	0.15	(0.28)	(0.04)	(0.37)	1.12
Oil ($/bbl)
Canadian Operations
Price, after royalties	43.90	38.50	41.32	53.26	40.01
Production, mineral and other taxes	0.92	1.08	0.98	0.95	0.76
Transportation and processing	17.45	22.15	16.10	16.84	16.26
Operating	7.49	8.36	5.12	7.04	9.36
Netback	18.04	6.91	19.12	28.43	13.63
USA Operations
Price, after royalties	43.31	37.44	42.47	53.14	40.58
Production, mineral and other taxes	2.71	2.25	2.47	2.93	3.32
Transportation and processing	0.03	0.15	(0.03)	-	-
Operating	12.03	11.00	12.70	14.04	10.22
Netback	28.54	24.04	27.33	36.17	27.04
Total Encana
Price, after royalties	43.35	37.48	42.40	53.15	40.53
Production, mineral and other taxes	2.60	2.20	2.38	2.78	3.11
Transportation and processing	1.15	1.12	0.91	1.27	1.35
Operating	11.73	10.88	12.27	13.52	10.14
Netback	27.87	23.28	26.84	35.58	25.93

Encana Corporation	D-12	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
NGLs ($/bbl) (2)
Canadian Operations
Price, after royalties	29.21	28.89	26.93	33.74	27.76
Production, mineral and other taxes	-	-	-	-	-
Transportation and processing	1.59	1.32	0.99	1.64	2.54
Netback	27.62	27.57	25.94	32.10	25.22
USA Operations
Price, after royalties	14.37	13.26	13.52	15.48	15.80
Production, mineral and other taxes	0.89	0.79	1.20	0.70	0.82
Transportation and processing	1.46	1.39	1.41	1.16	1.96
Netback	12.02	11.08	10.91	13.62	13.02
Total Encana
Price, after royalties	21.66	21.36	19.57	24.28	21.92
Production, mineral and other taxes	0.45	0.38	0.66	0.36	0.40
Transportation and processing	1.53	1.35	1.22	1.39	2.26
Netback	19.68	19.63	17.69	22.53	19.26
Oil & NGLs ($/bbl) (1)
Canadian Operations
Price, after royalties	32.10	30.08	29.75	38.57	30.65
Production, mineral and other taxes	0.18	0.13	0.19	0.23	0.18
Transportation and processing	4.71	3.90	3.95	5.40	5.78
Operating	1.48	1.04	1.01	1.74	2.21
Netback	25.73	25.01	24.60	31.20	22.48
USA Operations
Price, after royalties	36.80	31.81	35.66	45.21	35.18
Production, mineral and other taxes	2.30	1.91	2.17	2.46	2.77
Transportation and processing	0.35	0.44	0.31	0.24	0.43
Operating	9.33	8.43	9.73	11.08	7.99
Netback	24.82	21.03	23.45	31.43	23.99
Total Encana
Price, after royalties	35.80	31.43	34.52	43.83	34.13
Production, mineral and other taxes	1.85	1.52	1.79	2.00	2.17
Transportation and processing	1.28	1.21	1.02	1.31	1.66
Operating	7.65	6.80	8.03	9.15	6.67
Netback	25.02	21.90	23.68	31.37	23.63

(1)  Operating costs related to Natural Gas are not allocated to NGLs.

Encana Corporation	D-13	Annual Information Form (prepared in US$)

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average (1)
	2014	2013
Natural Gas ($/Mcf)
Canadian Operations
Price, after royalties	4.89	3.35
Production, mineral and other taxes	0.11	0.09
Transportation and processing	1.50	1.36
Operating	0.48	0.54
Netback	2.80	1.36
USA Operations
Price, after royalties	4.62	3.81
Production, mineral and other taxes	0.16	0.15
Transportation and processing	1.82	1.47
Operating	0.63	0.70
Netback	2.01	1.49
Total Encana
Price, after royalties	4.78	3.57
Production, mineral and other taxes	0.13	0.12
Transportation and processing	1.65	1.41
Operating	0.54	0.62
Netback	2.46	1.42
Oil ($/bbl)
Canadian Operations
Price, after royalties	82.86	83.28
Production, mineral and other taxes	2.34	2.68
Transportation and processing	10.51	6.85
Operating	5.44	8.92
Netback	64.57	64.83
USA Operations
Price, after royalties	81.27	90.63
Production, mineral and other taxes	5.81	6.00
Transportation and processing	-	-
Operating	7.65	11.98
Netback	67.81	72.65
Total Encana
Price, after royalties	81.71	87.25
Production, mineral and other taxes	4.86	4.47
Transportation and processing	2.89	3.15
Operating	7.04	10.58
Netback	66.92	69.05
NGLs ($/bbl) (2)
Canadian Operations
Price, after royalties	53.41	53.37
Production, mineral and other taxes	-	-
Transportation and processing	1.02	0.32
Netback	52.39	53.05
USA Operations
Price, after royalties	38.92	40.41
Production, mineral and other taxes	2.64	2.82
Transportation and processing	1.42	-
Netback	34.86	37.59
Total Encana
Price, after royalties	48.09	48.95
Production, mineral and other taxes	0.97	0.96
Transportation and processing	1.17	0.21
Netback	45.95	47.78

(1)  Updated to reflect the reclassification of property taxes and certain other levied charges from transportation and processing expense and/or operating expense to production, mineral and other taxes.  There were no changes to the reported totals for Netbacks.

(2)  Operating costs related to Natural Gas are not allocated to NGLs.

Encana Corporation	Annual Information Form (prepared in US$)

D-14

U.S. Protocol Reserves Disclosure

Netbacks by Country

(After Royalties)

	Annual Average (1)
	2014	2013
Oil & NGLs ($/bbl) (2)
Canadian Operations
Price, after royalties	64.16	65.06
Production, mineral and other taxes	0.85	1.05
Transportation and processing	4.49	2.88
Operating	1.98	3.48
Netback	56.84	57.65
USA Operations
Price, after royalties	69.54	70.18
Production, mineral and other taxes	4.93	4.71
Transportation and processing	0.39	-
Operating	5.53	7.10
Netback	58.69	58.37
Total Encana
Price, after royalties	67.24	67.30
Production, mineral and other taxes	3.18	2.64
Transportation and processing	2.15	1.62
Operating	4.02	5.07
Netback	57.89	57.97

(1)  Updated to reflect the reclassification of property taxes and certain other levied charges from transportation and processing expense and/or operating expense to production, mineral and other taxes.  There were no changes to the reported totals for Netbacks.

(2)  Operating costs related to Natural Gas are not allocated to NGLs.

Impact of Realized Hedging on Encana’s Netbacks

(After Royalties)

	2015
	Annual	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	1.35	1.25	1.28	1.32	1.52
USA Operations	0.99	1.39	0.88	0.93	0.82
Total	1.20	1.30	1.11	1.15	1.25
Oil & NGLs ($/bbl)
Canadian Operations	1.56	4.80	2.09	(2.21)	0.78
USA Operations	4.83	8.50	5.17	0.52	4.58
Total	4.13	7.68	4.57	(0.05)	3.70

				Annual Average
				2014	2013
Natural Gas ($/Mcf)
Canadian Operations				(0.15)	0.51
USA Operations				(0.24)	0.53
Total				(0.19)	0.52
Oil & NGLs ($/bbl)
Canadian Operations				1.36	0.46
USA Operations				3.29	0.44
Total				2.46	0.45

Note: The Company did not hedge NGLs production for the periods presented.

Encana Corporation	Annual Information Form (prepared in US$)

D-15

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

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have accounting or related financial managerial expertise. In particular, at least one member shall have, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

•      An understanding of generally accepted accounting principles and financial statements;

Encana Corporation	E-1	Annual Information Form (prepared in US$)

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

Encana Corporation	E-2	Annual Information Form (prepared in US$)

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

Encana Corporation	E-6	Annual Information Form (prepared in US$)

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

Encana Corporation Management’s Discussion and Analysis For the year ended December 31, 2015 (Prepared in U.S. Dollars)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the audited Consolidated Financial Statements for the period ended December 31, 2015 (“Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2014.

The Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars; however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs” or “NGL”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated February 29, 2016.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings (Loss); Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and Free Cash Flow, and of Net Earnings (Loss) Attributable to Common Shareholders to Operating Earnings (Loss).

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); million cubic feet (“MMcf”) per day (“MMcf/d”); billion cubic feet (“Bcf”) per day (“Bcf/d”); trillion cubic feet (“Tcf”); barrel (“bbl”);  thousand barrels (“Mbbls”) per day (“Mbbls/d”); million barrels (“MMbbls”); barrels of oil equivalent (“BOE”) per day (“BOE/d”); thousand barrels of oil equivalent (“MBOE”) per day (“MBOE/d”); million barrels of oil equivalent (“MMBOE”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements and Oil and Gas Information.

Management’s Discussion and Analysis
Encana Corporation	1	Prepared using U.S. GAAP in US$

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity portfolio, focusing capital investments in a limited number of core, high return and scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through play optimization. The Company’s resource play hub model utilizes highly integrated production facilities to develop resources by drilling multiple wells from central pad sites. Capital and operating efficiencies are achieved through repeatable operations, optimizing equipment and processes and by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and Operating Netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at December 31, 2015 can be found in the Results Overview section of this MD&A and in Note 24 to the Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s Corporate Guidance on the Company’s website www.encana.com.

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

•      Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

Comparative figures for 2014 and 2013 have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Further information regarding the reclassification can be found in the Results of Operations section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	2	Prepared using U.S. GAAP in US$

Results Overview

Highlights

In the year ended December 31, 2015, Encana reported:

•      Cash Flow of $1,430 million and an Operating Loss of $61 million.

•      Net Loss of $5,165 million, including after-tax non-cash ceiling test impairments of $4,130 million and an after-tax non-operating foreign exchange loss of $702 million.

•      Average realized natural gas prices, including financial hedges, of $3.89 per Mcf. Average realized oil prices, including financial hedges, of $49.68 per bbl. Average realized NGL prices of $21.66 per bbl.

•      Average natural gas production volumes of 1,635 MMcf/d and average oil and NGL production volumes of 133.4 Mbbls/d.

•      Dividends paid of $0.28 per share.

•      Cash and cash equivalents of $271 million at year end.

Significant developments for the Company during the year ended December 31, 2015 included the following:

•    Closed the sale of the Company’s Haynesville natural gas assets located in northern Louisiana to GEP Haynesville, LLC (“GeoSouthern”) on November 12, 2015 for proceeds of approximately $769 million, after closing adjustments. Based on the January 1, 2015 effective date of the transaction, Encana also reduced its gathering and midstream commitments by approximately $480 million (undiscounted) through the transfer of current and future obligations and will transport and market GeoSouthern’s Haynesville production on a fee for service basis for the next five years.

•      Announced an agreement on October 8, 2015 to sell to Crestone Peak Resources Holdings LLC, an entity jointly owned by the Canada Pension Plan Investment Board and The Broe Group, the Company’s DJ Basin assets in Colorado, comprising approximately 51,000 net acres, for an announced purchase price of approximately $900 million, before post-closing and other adjustments. The transaction, previously expected to close in the fourth quarter of 2015, is expected to close by the end of the second quarter of 2016, with an effective date of April 1, 2015, and is subject to satisfaction of certain closing conditions.

•     Completed a bought deal offering of 98,458,975 common shares of Encana, including common shares issued under an over-allotment option, at a price of C$14.60 per common share (the “Share Offering”). The Share Offering was completed during March 2015 for aggregate gross proceeds of approximately C$1.44 billion.

•     Redeemed the Company’s $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent medium-term notes due January 18, 2018, in April 2015, using net proceeds from the Share Offering and cash on hand.

•     Closed the sale of the Company’s working interest in certain properties in central and southern Alberta to Ember Resources Inc. on January 15, 2015 for proceeds of approximately C$557 million, after closing adjustments.

•     Closed the sale of certain natural gas gathering and compression assets in northeastern British Columbia to Veresen Midstream Limited Partnership (“VMLP”) on March 31, 2015 for cash consideration net to Encana of approximately C$450 million, after closing adjustments.

Management’s Discussion and Analysis
Encana Corporation	3	Prepared using U.S. GAAP in US$

Financial Results

	2015					2014					2013
($ millions, except as indicated)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash Flow (1)	$ 1,430	$ 383	$ 371	$ 181	$ 495	$ 2,934	$ 377	$ 807	$ 656	$ 1,094	$ 2,581

$ per share - diluted	1.74	0.45	0.44	0.22	0.65	3.96	0.51	1.09	0.89	1.48	3.50

Operating Earnings (Loss) (1), (2)	(61)	111	(24)	(167)	19	1,002	35	281	171	515	802

$ per share - diluted	(0.07)	0.13	(0.03)	(0.20)	0.03	1.35	0.05	0.38	0.23	0.70	1.09

Net Earnings (Loss) Attributable to Common Shareholders	(5,165)	(612)	(1,236)	(1,610)	(1,707)	3,392	198	2,807	271	116	236

$ per share - basic & diluted	(6.28)	(0.72)	(1.47)	(1.91)	(2.25)	4.58	0.27	3.79	0.37	0.16	0.32

Revenues, Net of Royalties	4,422	1,031	1,312	830	1,249	8,019	2,254	2,285	1,588	1,892	5,858

Realized Hedging Gain (Loss), before tax	901	287	213	161	240	(91)	124	28	(102)	(141)	544
Unrealized Hedging Gain (Loss), before tax	(331)	(90)	173	(278)	(136)	444	489	231	9	(285)	(345)

Upstream Operating Cash Flow	2,264	552	531	479	702	3,918	821	982	800	1,315	3,192
Upstream Operating Cash Flow, excluding Hedging (1)	1,344	261	314	315	454	3,999	694	952	898	1,455	2,652

Capital Investment	2,232	280	473	743	736	2,526	857	598	560	511	2,712
Net Acquisitions & (Divestitures) (3)	(1,838)	(761)	(99)	(140)	(838)	(1,329)	50	(2,007)	652	(24)	(521)

Free Cash Flow (1)	(802)	103	(102)	(562)	(241)	408	(480)	209	96	583	(131)

Ceiling Test Impairments, after tax	(4,130)	(514)	(1,066)	(1,328)	(1,222)	-	-	-	-	-	-
Gain (Loss) on Divestitures, after tax	9	-	(2)	1	10	2,523	(11)	2,399	135	-	-

Total Assets (4)	15,644					24,531					17,645
Total Debt	5,363					7,340					7,124
Cash & Cash Equivalents	271					338					2,566

Production Volumes
Natural Gas (MMcf/d)	1,635	1,571	1,547	1,568	1,857	2,350	1,861	2,199	2,541	2,809	2,777
Oil & NGLs (Mbbls/d)
Oil	87.0	90.6	91.9	86.2	79.2	49.4	68.8	62.1	34.2	32.1	25.8
NGLs	46.4	54.4	48.5	41.1	41.5	37.4	37.6	41.9	34.0	35.8	28.1
Total Oil & NGLs	133.4	145.0	140.4	127.3	120.7	86.8	106.4	104.0	68.2	67.9	53.9
Total Production (MBOE/d)	405.9	406.8	398.3	388.7	430.1	478.5	416.7	470.6	491.8	536.1	516.7

Production Mix (%)
Natural Gas	67	64	65	67	72	82	74	78	86	87	90
Oil & NGLs	33	36	35	33	28	18	26	22	14	13	10

(1)          A non-GAAP measure, which is defined in the Non-GAAP Measures section of this MD&A.

(2)          In continued support of Encana’s strategy, organizational structure changes were formalized in Q2 2015 and resulted in a revision to the Q1 2015 Operating Earnings to exclude restructuring charges incurred in the first quarter.

(3)          Excludes the impact of the PrairieSky Royalty Ltd. divestiture and the Athlon Energy Inc. acquisition during 2014, as summarized in the Net Capital Investment section of this MD&A.

(4)          2014 and 2013 have been restated due to the early adoption of Accounting Standard Update 2015-17, Balance Sheet Classification of Deferred Taxes, as discussed in the Accounting Policies and Estimates section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	4	Prepared using U.S. GAAP in US$

Factors Impacting Quarterly Net Earnings

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates, ceiling test impairments and gains or losses on divestitures, which are provided in the Financial Results table and Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Critical Accounting Estimates section of this MD&A, and by acquisition and divestiture transactions as discussed in the Net Capital Investment section of this MD&A.

Ceiling Test Impairments

Under full cost accounting, the carrying amount of Encana’s natural gas and oil properties within each country cost centre is subject to a ceiling test performed quarterly. Ceiling test impairments are recognized when the capitalized costs, net of accumulated depletion and the related deferred income taxes, exceed the sum of the estimated after-tax future net cash flows from proved reserves as calculated under Securities and Exchange Commission (“SEC”) requirements using the 12-month average trailing prices and discounted at 10 percent.

In 2015, the Company recognized after-tax non-cash ceiling test impairments of $4,130 million in the USA Operations. The non-cash ceiling test impairments primarily resulted from the decline in the 12-month average trailing prices. Further declines in the 12-month average trailing prices could reduce proved reserves volumes and values and result in the recognition of future ceiling test impairments.

Future ceiling test impairments are difficult to reasonably predict and depend on commodity prices, as well as changes to reserves estimates, future development costs, capitalized costs and unproved property costs. Proceeds received from natural gas and oil property divestitures are generally deducted from the Company’s capitalized costs and can reduce the likelihood of ceiling test impairments.

The Company has calculated the estimated effects that certain price changes would have had on its ceiling test impairment for the year ended December 31, 2015. Using the average of the price on the first day of each month from the most recent nine months of 2015 and commodity futures prices for the first three months of 2016, the 12-month average trailing prices for the year ended December 31, 2015 would have been $47.28 per bbl for WTI, C$58.61 per bbl for Edmonton Light Sweet, $2.47 per MMBtu for Henry Hub, and C$2.59 per MMBtu for AECO, while holding all other inputs and assumptions constant. Based on these estimated prices, an additional after-tax ceiling test impairment of $174 million for the USA Operations and $2 million for the Canadian Operations would have been recognized for the year ended December 31, 2015. The additional estimated after-tax ceiling test impairment is partly a result of an 11 percent decrease in proved undeveloped reserves as certain locations would not be economic at these revised prices. This estimate strictly isolates the potential impact of commodity prices on the Company’s proved reserves volumes and values. Due to uncertainties in estimating proved reserves, the additional after-tax ceiling test impairment described and resulting implications may not be indicative of Encana’s future development plans, operating or financial results.

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future net cash flows expected to be generated from such properties. Additional information on the ceiling test calculation can be found in the Critical Accounting Estimates section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	5	Prepared using U.S. GAAP in US$

Q4 2015 versus Q4 2014

Cash Flow of $383 million increased $6 million during the three months ended December 31, 2015 and was impacted by the following significant items:

•     Average realized natural gas prices, excluding financial hedges, were $2.13 per Mcf compared to $3.94 per Mcf in 2014 reflecting lower benchmark prices. Lower realized natural gas prices decreased revenues $263 million. Average realized liquids prices, excluding financial hedges, were $31.43 per bbl compared to $57.35 per bbl in 2014 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $330 million.

•     Average natural gas production volumes of 1,571 MMcf/d decreased 290 MMcf/d from 1,861 MMcf/d in 2014 primarily due to divestitures, natural declines in Haynesville and Piceance and lower production from Deep Panuke, partially offset by successful drilling programs in Montney and Duvernay. Lower natural gas volumes decreased revenues $107 million. Average oil and NGL production volumes of 145.0 Mbbls/d increased 38.6 Mbbls/d from 106.4 Mbbls/d in 2014 primarily due to acquisitions and successful drilling programs in liquids rich plays. Higher oil and NGL volumes increased revenues $191 million.

•     Realized financial hedging gains before tax were $287 million compared to $124 million in 2014.

•     Transportation and processing expense decreased $56 million primarily due to the lower U.S./Canadian dollar exchange rate, divestitures and lower production from Deep Panuke, partially offset by higher volumes in Montney.

•     Interest expense decreased $146 million primarily due to a one-time outlay of $125 million associated with the early redemption of senior notes assumed in conjunction with the acquisition of Athlon Energy Inc. (“Athlon”) in the fourth quarter of 2014.

•     Other expense decreased $38 million primarily due to transaction costs of $31 million associated with the acquisition of Athlon in the fourth quarter of 2014.

•     Current tax expense was $4 million compared to $2 million in 2014. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP measures section of this MD&A.

Operating Earnings in the fourth quarter of 2015 were $111 million compared to $35 million in 2014 primarily due to the items discussed in the Cash Flow section. Operating Earnings in the fourth quarter of 2015 were also impacted by lower depreciation, depletion and amortization (“DD&A”), lower long-term compensation costs due to the decrease in the Encana share price, higher foreign exchange losses on the revaluation of other monetary assets and liabilities and settlements, and changes in deferred tax.

Net Loss Attributable to Common Shareholders in the fourth quarter of 2015 was $612 million compared to Net Earnings Attributable to Common Shareholders of $198 million in 2014 primarily due to an after-tax non-cash ceiling test impairment and the items discussed in the Cash Flow and Operating Earnings sections. Net Loss in the fourth quarter of 2015 was also impacted by after-tax unrealized hedging losses.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

2015 versus 2014

Cash Flow of $1,430 million decreased $1,504 million in the year ended December 31, 2015 and was impacted by the following significant items:

•     Average realized natural gas prices, excluding financial hedges, were $2.69 per Mcf compared to $4.78 per Mcf in 2014 reflecting lower benchmark prices. Lower realized natural gas prices decreased revenues $1,198 million. Average realized liquids prices, excluding financial hedges, were $35.80 per bbl compared to $67.24 per bbl in 2014 reflecting lower benchmark prices. Lower realized liquids prices decreased revenues $1,151 million.

•     Average natural gas production volumes of 1,635 MMcf/d decreased 715 MMcf/d from 2,350 MMcf/d in 2014 primarily due to divestitures, natural declines in Haynesville and Piceance and lower production from Deep Panuke, partially offset by successful drilling programs in Montney and Duvernay. Lower natural gas volumes decreased revenues $1,305 million. Average oil and NGL production volumes of 133.4 Mbbls/d increased 46.6 Mbbls/d from 86.8 Mbbls/d in 2014 primarily due to acquisitions and successful drilling programs in liquids rich plays, partially offset by divestitures. Higher oil and NGL volumes increased revenues $766 million.

•     Realized financial hedging gains before tax were $901 million compared to losses of $91 million in 2014.

•     Transportation and processing expense decreased $244 million primarily due to divestitures, the lower U.S./Canadian dollar exchange rate and lower production from Deep Panuke, partially offset by higher volumes in Montney.

•     Current tax was a recovery of $34 million compared to an expense of $243 million in 2014 as discussed in the Other Operating Results section of this MD&A. Cash Flow excludes cash tax on the sale of assets as discussed in the Non-GAAP measures section of this MD&A.

Operating Loss in 2015 was $61 million compared to Operating Earnings of $1,002 million in 2014 primarily due to the items discussed in the Cash Flow section. Operating Loss in 2015 was also impacted by higher foreign exchange losses on settlements and the revaluation of other monetary assets and liabilities, lower DD&A and changes in deferred tax.

Net Loss Attributable to Common Shareholders in 2015 was $5,165 million compared to Net Earnings Attributable to Common Shareholders of $3,392 million in 2014 primarily due to after-tax non-cash ceiling test impairments, a lower after-tax gain on divestitures and the items discussed in the Cash Flow and Operating Earnings sections. Net Loss in 2015 was also impacted by after-tax unrealized hedging losses, a higher after-tax non-operating foreign exchange loss and changes in deferred tax.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

2014 versus 2013

Cash Flow of $2,934 million increased $353 million in the year ended December 31, 2014 and was impacted by the following significant items:

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

•     Average natural gas production volumes of 2,350 MMcf/d decreased 427 MMcf/d from 2,777 MMcf/d in 2013 primarily due to divestitures resulting from the Company’s strategic transition to a more balanced commodity portfolio and natural declines, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $602 million. Average oil and NGL production volumes of 86.8 Mbbls/d increased 32.9 Mbbls/d from 53.9 Mbbls/d in 2013 primarily due to acquisitions and successful drilling programs in liquids rich plays, partially offset by divestitures and the sale of the Company’s investment in PrairieSky Royalty Ltd. (“PrairieSky”). Higher oil and NGL volumes increased revenues $829 million.

•     Realized financial hedging losses before tax were $91 million compared to gains of $544 million in 2013.

•     Operating expense decreased $162 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, divestitures and the lower U.S./Canadian dollar exchange rate, partially offset by acquisitions. The decrease also reflects lower non-cash long-term compensation costs resulting from the decrease in the Encana share price.

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

Operating Earnings of $1,002 million increased $200 million primarily due to the items discussed in the Cash Flow section. Operating Earnings in 2014 were also impacted by a higher foreign exchange gain on the revaluation of other monetary assets and higher DD&A. Operating Earnings excludes restructuring charges as described in the Non-GAAP Measures section of this MD&A.

Net Earnings Attributable to Common Shareholders of $3,392 million increased $3,156 million primarily due to gains on divestitures as well as the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings Attributable to Common Shareholders in 2014 were also impacted by after-tax unrealized hedging gains, a higher after-tax non-operating foreign exchange loss and changes in deferred tax.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

Prices and Foreign Exchange Rates

	2015					2014					2013
(average for the period)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$ 3.89	$ 3.43	$ 3.71	$ 3.52	$ 4.78	$ 4.59	$ 4.16	$ 4.03	$ 4.08	$ 5.82	$ 4.09
Oil & NGLs ($/bbl)
Oil	49.68	49.77	49.38	53.08	46.17	86.03	80.38	90.22	89.55	86.34	88.19
NGLs	21.66	21.36	19.57	24.28	21.92	48.09	40.87	48.76	49.39	53.79	48.95
Total Oil & NGLs	39.93	39.11	39.09	43.78	37.83	69.70	66.40	73.50	69.53	69.19	67.75
Total ($/BOE)	28.81	27.19	28.17	28.53	31.24	35.21	35.55	35.06	30.75	39.22	29.05

Excluding Hedging
Natural Gas ($/Mcf)	2.69	2.13	2.60	2.37	3.53	4.78	3.94	3.88	4.46	6.37	3.57
Oil & NGLs ($/bbl)
Oil	43.35	37.48	42.40	53.15	40.53	81.71	66.38	90.18	92.93	86.43	87.25
NGLs	21.66	21.36	19.57	24.28	21.92	48.09	40.87	48.76	49.39	53.79	48.95
Total Oil & NGLs	35.80	31.43	34.52	43.83	34.13	67.24	57.35	73.48	71.23	69.23	67.30
Total ($/BOE)	22.61	19.44	22.26	23.90	24.82	35.67	32.25	34.36	32.93	42.12	26.20

Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	2.66	2.27	2.77	2.64	2.98	4.41	4.00	4.06	4.67	4.94	3.65
AECO (C$/Mcf)	2.77	2.65	2.80	2.67	2.95	4.42	4.01	4.22	4.68	4.76	3.16
Algonquin City Gate ($/MMBtu)	4.74	3.05	2.37	2.24	11.41	8.06	4.99	2.97	4.23	20.28	6.97
Basis Differential ($/MMBtu)
AECO/NYMEX	0.49	0.27	0.61	0.50	0.57	0.39	0.44	0.16	0.40	0.60	0.57

Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	48.80	42.18	46.43	57.94	48.64	93.00	73.15	97.17	102.99	98.68	97.97
Edmonton Light Sweet (C$/bbl)	57.21	52.95	56.23	67.71	51.94	94.57	75.69	97.16	105.61	99.83	93.11

Foreign Exchange
Average U.S./Canadian Dollar Exchange Rate	0.782	0.749	0.764	0.813	0.806	0.905	0.881	0.918	0.917	0.906	0.971

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In 2015, Encana’s average realized natural gas price, excluding hedging, reflected lower benchmark prices compared to 2014. Hedging activities contributed $1.20 per Mcf to Encana’s average realized natural gas price in 2015. The average realized natural gas price for production from Deep Panuke was $8.19 per Mcf in 2015 and increased Encana’s average realized natural gas price $0.22 per Mcf. In 2015, Encana’s average realized oil and NGL prices, excluding hedging, reflected lower benchmark prices compared to 2014. Hedging activities contributed $6.33 per bbl to Encana’s average realized oil price in 2015.

In 2014, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2013. Hedging activities reduced Encana’s average realized natural gas price $0.19 per Mcf in 2014. Realized natural gas prices for production from Deep Panuke were $8.34 per Mcf in 2014, which increased Encana’s average realized natural gas price $0.31 per Mcf in 2014. In 2014, Encana’s average realized oil and NGL prices, excluding hedging, reflected generally lower benchmark prices compared to 2013. Hedging activities contributed $4.32 per bbl to Encana’s average realized oil price in 2014.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

Financial Hedge Agreements

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

During 2015, Encana entered into NYMEX and WTI three-way options and NYMEX costless collars. The three-way options are a combination of a sold call, bought put and a sold put. These contracts allow the Company to participate in the upside of commodity prices to the ceiling of the call option and provide the Company with partial downside price protection through the combination of the put options. The NYMEX costless collars are a combination of a sold call and a bought put. These contracts allow Encana to participate in the upside of commodity prices to the ceiling of the call option and provide downside price protection below the floor of the put option.

During 2016, Encana has entered into additional hedging agreements. The tables below summarize Encana’s hedging contracts on expected future production as at December 31, 2015 and expected March to December 2016 production as at February 19, 2016.

Natural Gas

	As at February 19, 2016			As at December 31, 2015
	Term	Notional Volumes (MMcf/d)	Average Price ($/Mcf)	Term	Notional Volumes (MMcf/d)	Average Price ($/Mcf)

NYMEX Fixed Price Contracts	2016	740	2.76	2016	370	2.82

NYMEX Fixed Price Swaptions (1)	2017	345	2.70	-	-	-

NYMEX Three-Way Options	2017	255		2016	25
Sold call price			3.07			3.43
Bought put price			2.75			3.21
Sold put price			2.26			2.72

NYMEX Costless Collars	2016	335		2016	335
Sold call price			2.46			2.46
Bought put price			2.22			2.22

(1)          The NYMEX Fixed Price Swaptions give the counterparty the option to extend 2016 fixed price swaps to December 31, 2017 at the strike price.

Crude Oil

	As at February 19, 2016			As at December 31, 2015
	Term	Notional Volumes (Mbbls/d)	Average Price ($/bbl)	Term	Notional Volumes (Mbbls/d)	Average Price ($/bbl)

WTI Fixed Price Contracts	2016	54.1	56.33	2016	49.0	58.51

WTI Three-Way Options	2016	14.6		2016	18.3
Sold call price			63.01			63.03
Bought put price			55.00			55.00
Sold put price			47.14			47.24

The Company’s hedging program helps sustain Cash Flow and Operating Netbacks during periods of lower prices. For additional information, see the Risk Management – Financial Risks section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

Foreign Exchange

As disclosed in the Prices and Foreign Exchange Rates table, the average U.S./Canadian dollar exchange rate decreased 0.123 in 2015 compared to 2014 and 0.066 in 2014 compared to 2013. The table below summarizes selected foreign exchange impacts on Encana’s financial results when compared to the same periods in the prior years.

	2015		2014		2013
	$ millions	$/BOE	$ millions	$/BOE	$ millions	$/BOE

Increase (Decrease) in:
Capital Investment	$ (168)		$ (100)		$ (45)
Transportation and Processing Expense (1)	(111)	$ (0.75)	(51)	$ (0.29)	(17)	$ (0.09)
Operating Expense (1)	(36)	(0.24)	(12)	(0.07)	(10)	(0.05)
Administrative Expense	(24)	(0.16)	(23)	(0.13)	(12)	(0.06)
Depreciation, Depletion and Amortization	(84)	(0.57)	(41)	(0.23)	(23)	(0.10)

(1)          2014 and 2013 have been updated to reflect the reclassification of property taxes and certain other levied charges from transportation and processing expense and/or operating expense to production, mineral and other taxes.

Price Sensitivities

Natural gas and liquids prices fluctuate in response to changing market forces, creating varying impacts on Encana’s financial results. The Company’s potential exposure to commodity price fluctuations is summarized in the table below, which shows the estimated effects that certain price changes would have had on the Company’s Cash Flow and Operating Earnings (Loss) for 2015. The price sensitivities below are based on business conditions, transactions and production volumes during 2015. Accordingly, these sensitivities may not be indicative of financial results for other periods, under other economic circumstances or with additional fluctuations in commodity prices.

		Impact On
($ millions, except as indicated)	Price Change (1)	Cash Flow	Operating Earnings (Loss)

Increase or Decrease in:
NYMEX Natural Gas Price	+/- $0.50/MMBtu	$ 25	$ 18
WTI Oil Price	+/- $10.00/bbl	30	20

(1)          Assumes only one variable changes while all other variables, including the Company’s financial hedging positions, are held constant.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

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

As required by Canadian regulatory standards, Encana’s disclosure of reserves data is in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Encana’s 2015 Canadian protocol disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs and is available in Encana’s Annual Information Form (“AIF”). Canadian standards require reconciliations in this section to include barrels of oil equivalent. The conversion of natural gas volumes to BOE is on the basis of six Mcf to one bbl based on a generic energy equivalency conversion method primarily applicable at the burner tip. This energy equivalency conversion method does not represent economic value equivalency at the wellhead, as the current price of oil and NGLs compared to natural gas is significantly higher.

Supplementary oil and gas information, including proved reserves on an after royalties basis, is provided in accordance with U.S. disclosure requirements in Note 27 to the December 31, 2015 Consolidated Financial Statements. As Encana follows U.S. GAAP full cost accounting for oil and gas activities, the U.S. protocol reserves estimates are key inputs to the Company’s depletion and ceiling test impairment calculations. Encana’s 2015 U.S. protocol disclosure is also available in the AIF.

The Canadian standards require the use of forecast prices in the estimation of reserves and the disclosure of before and after royalties volumes. The U.S. standards require the use of 12-month average trailing prices in the estimation of reserves and the disclosure of after royalties volumes. The following sections provide Encana’s Canadian protocol and U.S. protocol reserves quantities.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

Canadian Protocol Reserves Quantities

Proved Reserves by Country (1)

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2015	2014	2013	2015	2014	2013

Canada	2,938	3,752	5,031	112.2	97.2	141.1
United States	1,646	2,712	4,887	366.6	357.6	136.2
Total	4,584	6,463	9,918	478.8	454.7	277.3

(1)               Numbers may not add due to rounding.

Proved Reserves Reconciliation (1)

(Forecast Prices and Costs; Before Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (MMBOE)

December 31, 2014	3,752	2,712	6,463	97.2	357.6	454.7	1,532.0
Extensions and improved recovery	460	154	614	39.9	96.4	136.2	238.5
Technical revisions	(157)	241	84	(4.3)	31.5	27.2	41.2
Economic factors	(274)	(244)	(518)	(6.8)	(64.4)	(71.2)	(157.5)
Dispositions	(459)	(923)	(1,382)	(2.0)	(5.7)	(7.7)	(238.1)
Production	(383)	(295)	(677)	(11.8)	(48.7)	(60.5)	(173.4)
December 31, 2015	2,938	1,646	4,584	112.2	366.6	478.8	1,242.8

(1)   Numbers may not add due to rounding.

Encana’s 2015 proved natural gas reserves before royalties of approximately 4.6 Tcf decreased 1.9 Tcf from 2014 primarily due to dispositions of approximately 1.4 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio. Extensions and improved recovery of approximately 0.6 Tcf were mostly offset by economic factors of approximately 0.5 Tcf due to a reduction in the forecast prices. Extensions and improved recovery replaced 91 percent of production before royalties during the year.

Encana’s 2015 proved oil and NGL reserves before royalties of approximately 478.8 MMbbls increased 24.1 MMbbls from 2014 primarily due to extensions and improved recovery of approximately 136.2 MMbbls, partially offset by negative economic factors of approximately 71.2 MMbbls due to a reduction in the forecast prices. Extensions and improved recovery replaced 225 percent of production before royalties during the year.

Proved Reserves by Country (1)

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2015	2014	2013	2015	2014	2013

Canada	2,666	3,252	4,550	91.5	76.2	122.2
United States	1,411	2,270	4,026	288.7	280.3	112.7
Total	4,076	5,522	8,576	380.1	356.5	234.9

(1)               Numbers may not add due to rounding.

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

Proved Reserves Reconciliation (1)

(Forecast Prices and Costs; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (MMBOE)

December 31, 2014	3,252	2,270	5,522	76.2	280.3	356.5	1,276.9
Extensions and discoveries	421	121	542	33.1	74.8	107.9	198.2
Revisions (2)	(224)	(4)	(228)	(5.8)	(23.3)	(29.1)	(67.1)
Dispositions	(430)	(734)	(1,164)	(1.7)	(4.8)	(6.5)	(200.5)
Production	(354)	(241)	(596)	(10.4)	(38.3)	(48.7)	(148.0)
December 31, 2015	2,666	1,411	4,076	91.5	288.7	380.1	1,059.5

(1)          Numbers may not add due to rounding.

(2)          Includes economic factors.

Encana’s 2015 proved natural gas reserves after royalties of approximately 4.1 Tcf decreased 1.4 Tcf from 2014 primarily due to dispositions of approximately 1.2 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio. Negative revisions of approximately 0.2 Tcf were mainly due to negative economic factors of 0.4 Tcf offset by positive technical revisions of 0.2 Tcf. Extensions and discoveries replaced 91 percent of production after royalties during the year.

Encana’s 2015 proved oil and NGL reserves after royalties of approximately 380.1 MMbbls increased 23.6 MMbbls from 2014 primarily due to extensions and discoveries of approximately 107.9 MMbbls. Extensions and discoveries replaced 222 percent of production after royalties during the year.

Forecast Prices

The reference prices below were utilized in the determination of reserves.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

2013 Price Assumptions
2014	4.25	4.03	97.50	92.76
2015 - 2023	4.50 - 5.97	4.26 - 5.66	97.50 - 104.57	97.37 - 106.93
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2014 Price Assumptions
2015	3.31	3.31	62.50	64.71
2016 - 2024	3.75 - 5.68	3.77 - 5.71	75.00 - 104.57	80.00 - 112.67
Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr

2015 Price Assumptions
2016	2.45	2.57	44.67	55.89
2017 - 2030	3.02 - 5.11	3.14 - 5.15	55.20 - 97.40	66.47 - 109.49
Thereafter	+1.8%/yr	+1.8%/yr	+1.8%/yr	+1.8%/yr

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

U.S. Protocol Reserves Quantities

Proved Reserves by Country (1)

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
(as at December 31)	2015	2014	2013	2015	2014	2013

Canada	1,952	3,229	3,975	69.2	77.5	110.2
United States	1,112	2,265	3,877	219.7	284.3	110.6
Total	3,064	5,494	7,852	288.8	361.7	220.8

(1)               Numbers may not add due to rounding.

Proved Reserves Reconciliation (1)

(12-month average trailing prices; After Royalties)

	Natural Gas (Bcf)			Oil & NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Total (MMBOE)

December 31, 2014	3,229	2,265	5,494	77.5	284.3	361.7	1,277.4
Revisions and improved recovery	(801)	(342)	(1,144)	(15.8)	(114.7)	(130.5)	(321.1)
Extensions and discoveries	313	159	472	19.8	93.3	113.0	191.7
Sale of reserves in place	(434)	(728)	(1,163)	(1.9)	(4.8)	(6.8)	(200.6)
Production	(354)	(241)	(596)	(10.4)	(38.3)	(48.7)	(148.0)
December 31, 2015	1,952	1,112	3,064	69.2	219.7	288.8	799.4

(1)               Numbers may not add due to rounding.

Encana’s 2015 proved natural gas reserves after royalties of approximately 3.1 Tcf decreased 2.4 Tcf from 2014 primarily due to the sale of reserves in place of approximately 1.2 Tcf resulting from the Company’s strategic transition to a more balanced commodity portfolio and approximately 1.1 Tcf due to a lower 12-month average trailing natural gas price. Extensions and discoveries of approximately 0.5 Tcf replaced 79 percent of production after royalties during the year.

Encana’s 2015 proved oil and NGL reserves after royalties of approximately 288.8 MMbbls decreased 72.9 MMbbls from 2014 primarily due to reductions included in revisions and improved recovery of approximately 112.5 MMbbls due to lower 12-month average trailing oil and NGL prices. Extensions and discoveries of approximately 113.0 MMbbls replaced 232 percent of production after royalties during the year.

12-Month Average Trailing Prices

The reference prices below were utilized in the determination of reserves. The 12-month average trailing prices were calculated as the average of the prices on the first day of each month within the trailing 12-month period.

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2013	3.67	3.14	96.94	93.44
2014	4.34	4.63	94.99	96.40
2015	2.58	2.69	50.28	58.82

(1)               All prices were held constant in all future years when estimating reserves.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

Net Capital Investment

($ millions)	2015	2014	2013

Canadian Operations	$ 380	$ 1,226	$ 1,365
USA Operations	1,847	1,285	1,283
Market Optimization	1	-	3
Corporate & Other	4	15	61
Capital Investment	2,232	2,526	2,712
Acquisitions	70	3,016	184
Divestitures	(1,908)	(4,345)	(705)
Net Acquisitions & (Divestitures)	(1,838)	(1,329)	(521)
Net Capital Investment	$ 394	$ 1,197	$ 2,191

Capital Investment by Play

($ millions)	2015	2014	2013

Canadian Operations
Montney (1)	$ 159	$ 781	$ 624
Duvernay	205	328	155
Other Upstream Operations
Wheatland (2)	5	48	193
Bighorn	-	22	304
Deep Panuke	4	8	46
Other and emerging (1)	7	39	43
Total Canadian Operations	$ 380	$ 1,226	$ 1,365

USA Operations
Eagle Ford	$ 570	$ 274	$ -
Permian	916	117	-
Other Upstream Operations
DJ Basin	169	277	181
San Juan	58	287	166
Piceance	12	48	266
Haynesville	34	51	220
Jonah	-	25	58
East Texas	-	9	106
Other and emerging	88	197	286
Total USA Operations	$ 1,847	$ 1,285	$ 1,283
Capital Investment – Core Assets (1)	$ 1,850	$ 1,500	$ 779

(1)	Montney has been realigned to include certain capital investments which were previously reported in Other and emerging.
(2)	Wheatland was previously presented as Clearwater.

Encana’s core assets include Montney, Duvernay, Eagle Ford and Permian and reflect the Company’s focus on accelerating growth from these high return and scalable projects in the current price environment. Prior to 2015, Encana’s growth assets included these core assets as well as the DJ Basin, San Juan and the Tuscaloosa Marine Shale (“TMS”), which is reported within Other and emerging in the USA Operations. As at December 31, 2015, the DJ Basin and San Juan have been realigned to Other Upstream Operations as a result of the Company’s current capital investment strategy.

Capital investment associated with the Clearwater lands transferred to PrairieSky was included in Encana’s Wheatland play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

2015

Capital Investment

Capital investment during 2015 was $2,232 million compared to $2,526 million in 2014 which reflected disciplined capital spending focused on the Company’s core assets. During 2015, capital spending in Encana’s core assets totaled $1,850 million, representing approximately 83 percent of 2015 capital investment.

Divestitures

Divestitures in 2015 were $959 million in the Canadian Operations and $896 million in the USA Operations, which primarily included the transactions discussed below, as well as the sale of certain properties that do not complement Encana’s existing portfolio of assets.

The Canadian Operations included approximately C$557 million ($467 million), after closing adjustments, for the sale of the Company’s working interest in certain assets included in Wheatland located in central and southern Alberta which comprised approximately 1.2 million net acres of land that contained over 6,800 producing wells. Encana retained a working interest in approximately 0.8 million net acres in Wheatland. In addition, the Canadian Operations included approximately C$450 million ($355 million), after closing adjustments, in cash consideration net to Encana for the sale of certain natural gas gathering and compression assets in Montney in northeastern British Columbia to VMLP. In conjunction with the sale, VMLP will undertake the expansion of future midstream services and will also provide natural gas gathering and processing in Montney to Encana and the Cutbank Ridge Partnership. Further information regarding VMLP can be found in Note 19 to the Consolidated Financial Statements.

The USA Operations included approximately $769 million, after closing adjustments, for the sale of the Company’s Haynesville natural gas assets, comprising approximately 112,000 net acres of leasehold, plus additional fee mineral lands, located in northern Louisiana, to GeoSouthern.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

2014

Capital Investment

Capital investment during 2014 was $2,526 million compared to $2,712 million in 2013. The Company’s disciplined capital spending focused on the Company’s growth assets as well as executing drilling programs with joint venture partners.

Acquisitions

Acquisitions in 2014 were $21 million in the Canadian Operations and $2,995 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

The USA Operations included approximately $2.9 billion, after closing adjustments, related to the acquisition of certain properties in the Eagle Ford shale formation in south Texas. Further information on the acquisition of Eagle Ford can be found in Note 3 to the Consolidated Financial Statements.

Divestitures

Divestitures in 2014 were $1,847 million in the Canadian Operations and $2,264 million in the USA Operations, which primarily included the sale of land and properties to balance the commodity mix in support of the Company’s business strategy.

The Canadian Operations included approximately $1.7 billion, after closing adjustments, for the sale of the Company’s Bighorn assets in west central Alberta. The USA Operations included approximately $1.6 billion, after closing adjustments, for the sale of the Jonah properties in Wyoming and approximately $495 million, after closing adjustments, for the sale of certain properties in East Texas.

Amounts received from the Company’s divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for divestitures that resulted in a significant alteration between capitalized costs and proved reserves in the respective country cost centre. For divestitures that resulted in a gain or loss and constituted a business, goodwill was allocated to the divestiture. Accordingly, for the year ended December 31, 2014, Encana recognized a gain of approximately $1,014 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the year ended December 31, 2014, Encana recognized a gain of approximately $209 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Other Capital Transactions

The following transactions involved the acquisition or disposition of common shares and, therefore, are excluded from the Net Capital Investment table.

Acquisition of Athlon

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon for $5.93 billion, or $58.50 per share. As part of the acquisition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million. Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in west Texas. Further information on the acquisition of Athlon can be found in Note 3 to the Consolidated Financial Statements.

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

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. Following the completion of the secondary offering, Encana no longer held an interest in PrairieSky. As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

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

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

Production Volumes

(average daily, after royalties)	2015	2014	2013

Natural Gas (MMcf/d)	1,635	2,350	2,777

Oil (Mbbls/d)	87.0	49.4	25.8
NGLs (Mbbls/d)	46.4	37.4	28.1
Total Oil & NGLs (Mbbls/d)	133.4	86.8	53.9
Total Production (MBOE/d)	405.9	478.5	516.7

Production Mix (%)
Natural Gas	67	82	90
Oil & NGLs	33	18	10

Production Volumes by Play

(average daily, after royalties)	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)
	2015	2014	2013	2015	2014	2013

Canadian Operations
Montney (1)	723	639	639	22.5	18.9	10.5
Duvernay	27	11	4	4.8	2.1	0.7
Other Upstream Operations
Wheatland (2)	86	292	335	0.9	8.6	9.9
Bighorn	1	158	255	-	7.5	8.9
Deep Panuke	63	190	41	-	-	-
Other and emerging (1)	71	88	158	0.2	0.1	0.4
Total Canadian Operations	971	1,378	1,432	28.4	37.2	30.4

USA Operations
Eagle Ford	44	19	-	42.8	19.8	-
Permian	44	5	-	32.8	3.5	-
Other Upstream Operations
DJ Basin	55	43	39	14.9	11.6	8.4
San Juan	13	8	3	6.2	3.9	1.4
Piceance	320	402	455	3.5	5.0	5.1
Haynesville	173	311	348	-	-	-
Jonah	-	100	323	-	1.8	4.7
East Texas	-	57	136	-	0.5	1.0
Other and emerging	15	27	41	4.8	3.5	2.9
Total USA Operations	664	972	1,345	105.0	49.6	23.5
Total Production Volumes	1,635	2,350	2,777	133.4	86.8	53.9

Total Production Volumes – Core Assets (1)	838	674	643	102.9	44.3	11.2

(1)          Montney has been realigned to include certain production volumes which were previously reported in Other and emerging.

(2)          Wheatland was previously presented as Clearwater.

Encana’s core assets include Montney, Duvernay, Eagle Ford and Permian and reflect the Company’s focus on accelerating growth from these high return and scalable projects in the current price environment. Prior to 2015, Encana’s growth assets included these core assets as well as the DJ Basin, San Juan and the TMS, which is reported within Other and emerging in the USA Operations. As at December 31, 2015, the DJ Basin and San Juan have been realigned to Other Upstream Operations as a result of the Company’s current capital investment strategy.

The production volumes associated with the Clearwater lands transferred to PrairieSky were included in Encana’s Wheatland play until September 25, 2014, after which Encana no longer held an interest in PrairieSky.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

2015 versus 2014

Natural Gas Production Volumes

In 2015, average natural gas production volumes of 1,635 MMcf/d decreased 715 MMcf/d from 2014. The Canadian Operations volumes were lower primarily due to the sale of certain assets included in Wheatland in January 2015, the sale of the Bighorn assets in the third quarter of 2014 and shut-in production at Deep Panuke as a result of the implementation of a seasonal operating strategy in 2015 and a higher water production rate, partially offset by successful drilling programs in Montney and Duvernay. The USA Operations volumes were lower primarily due to natural declines in Haynesville and Piceance and the sales of the Jonah and East Texas properties in the second quarter of 2014.

Oil and NGL Production Volumes

In 2015, average oil and NGL production volumes of 133.4 Mbbls/d increased 46.6 Mbbls/d from 2014. The USA Operations volumes were higher primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, and successful drilling programs in these plays. The Canadian Operations volumes were lower primarily due to the sales of the Bighorn assets and the Company’s investment in PrairieSky in the third quarter of 2014, partially offset by successful drilling programs in Montney and Duvernay.

2014 versus 2013

Natural Gas Production Volumes

In 2014, average natural gas production volumes of 2,350 MMcf/d decreased 427 MMcf/d from 2013. The Canadian Operations volumes were lower in 2014 primarily due to the sale of the Bighorn assets, the sale of the Jean Marie natural gas assets and natural declines, partially offset by higher production volumes from Deep Panuke and a successful drilling program in Montney. The USA Operations volumes were lower in 2014 primarily due to the sale of the Jonah and East Texas properties and natural declines mainly in Piceance and Haynesville.

Oil and NGL Production Volumes

In 2014, average oil and NGL production volumes of 86.8 Mbbls/d increased 32.9 Mbbls/d from 2013. The Canadian Operations volumes were higher in 2014 primarily due to successful drilling programs, mainly in Montney, partially offset by the sale of the Bighorn assets. The Canadian Operations volumes were also impacted by the sale of the Company’s investment in PrairieSky, partially offset by higher royalty volumes in Clearwater associated with the lands transferred to PrairieSky. The USA Operations volumes were higher in 2014 primarily due to the acquisition of Eagle Ford and the Permian assets and successful drilling programs in the DJ Basin and San Juan, partially offset by the sale of the Jonah properties.

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

Results of Operations

Canadian Operations

Operating Cash Flow (1)

	Natural Gas			Oil & NGLs			Total (2)
($ millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties, excluding Hedging	$ 976	$ 2,468	$ 1,771	$ 333	$ 872	$ 722	$ 1,327	$ 3,366	$ 2,548
Realized Financial Hedging Gain (Loss)	479	(74)	271	16	18	5	495	(56)	276
Revenues, Net of Royalties	1,455	2,394	2,042	349	890	727	1,822	3,310	2,824
Expenses
Production, mineral and other taxes	26	53	48	2	11	12	28	64	60
Transportation and processing	605	764	715	49	62	32	654	826	747
Operating	135	240	287	15	27	38	152	274	336
Operating Cash Flow	$ 689	$ 1,337	$ 992	$ 283	$ 790	$ 645	$ 988	$ 2,146	$ 1,681

Production Volumes

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)			Total (MBOE/d)
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Production Volumes – After Royalties	971	1,378	1,432	28.4	37.2	30.4	190.2	266.9	269.0

Operating Netback (1), (3)

	Natural Gas ($/Mcf)			Oil & NGLs ($/bbl)			Total ($/BOE)
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties, excluding Hedging	$ 2.75	$ 4.89	$ 3.35	$ 32.10	$ 64.16	$ 65.06	$ 18.84	$ 34.21	$ 25.13
Realized Financial Hedging Gain (Loss)	1.35	(0.15)	0.51	1.56	1.36	0.46	7.13	(0.57)	2.78
Revenues, Net of Royalties	4.10	4.74	3.86	33.66	65.52	65.52	25.97	33.64	27.91
Expenses
Production, mineral and other taxes	0.07	0.11	0.09	0.18	0.85	1.05	0.41	0.66	0.61
Transportation and processing	1.71	1.50	1.36	4.71	4.49	2.88	9.42	8.45	7.52
Operating	0.38	0.48	0.54	1.48	1.98	3.48	2.17	2.73	3.29
Operating Netback	$ 1.94	$ 2.65	$ 1.87	$ 27.29	$ 58.20	$ 58.11	$ 13.97	$ 21.80	$ 16.49

(1)          Updated to reflect the reclassification of property taxes and certain other levied charges as discussed below.

(2)          Also includes other revenues and expenses, such as third party processing, with no associated volumes.

(3)          A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Comparative figures for 2014 and 2013 above have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these costs were presented in either transportation and processing expense or operating expense. As a result, for 2014, the Canadian Operations has reclassified $9 million from transportation and processing expense and $40 million from operating expense to production, mineral and other taxes. For 2013, the Canadian Operations has reclassified $9 million from transportation and processing expense and $36 million from operating expense to production, mineral and other taxes. There were no changes to the reported totals for Operating Cash Flow or Operating Netback.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

2015 versus 2014

Operating Cash Flow of $988 million decreased $1,158 million and was impacted by the following significant items:

•                  Lower natural gas prices reflected lower benchmark prices, which decreased revenues $759 million. The average realized natural gas price for production from Deep Panuke was $8.19 per Mcf compared to $8.34 per Mcf in 2014 and increased the average realized natural gas price $0.37 per Mcf compared to $0.54 per Mcf in 2014. Lower liquids prices reflected lower benchmark prices, which decreased revenues $332 million.

•                  Average natural gas production volumes of 971 MMcf/d were lower by 407 MMcf/d, which decreased revenues $733 million. Average oil and NGL production volumes of 28.4 Mbbls/d were lower by 8.8 Mbbls/d, which decreased revenues $207 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•                  Realized financial hedging gains were $495 million compared to losses of $56 million in 2014.

•                  Transportation and processing expense decreased $172 million primarily due to the sale of the Bighorn assets in the third quarter of 2014, the lower U.S./Canadian dollar exchange rate, the sale of certain assets included in Wheatland in January 2015, and shut-in production at Deep Panuke as a result of the implementation of a seasonal operating strategy in 2015 and a higher water production rate, partially offset by higher volumes in Montney.

•                 Operating expense decreased $122 million primarily due to the sale of certain assets included in Wheatland in January 2015, the lower U.S./Canadian dollar exchange rate, the sale of the Bighorn assets in the third quarter of 2014 and lower long-term compensation costs due to the decrease in the Encana share price.

2014 versus 2013

Operating Cash Flow of $2,146 million increased $465 million and was impacted by the following significant items:

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

•               Operating expense decreased $62 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the lower U.S./Canadian dollar exchange rate, the sale of the Bighorn assets, the sale of the Jean Marie natural gas assets in the second quarter of 2013 and lower long-term compensation costs due to the decrease in the Encana share price.

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

Other Expenses

($ millions, except as indicated)	2015	2014	2013

Depreciation, depletion & amortization	$ 305	$ 625	$ 601
Depletion rate ($/BOE)	4.39	6.40	6.06

DD&A decreased in 2015 compared to 2014 primarily due to lower production volumes, a lower depletion rate and the lower U.S./Canadian dollar exchange rate. The depletion rate was impacted by the sales of the Bighorn assets and the Company’s investment in PrairieSky in the third quarter of 2014 and the lower U.S./Canadian dollar exchange rate.

DD&A increased in 2014 compared to 2013 primarily due to a higher depletion rate, partially offset by the lower U.S./Canadian dollar exchange rate. The depletion rate was impacted by the sale of the Bighorn assets, the sale of the Company’s investment in PrairieSky, a decline in proved reserves due to Encana’s change in development plans as the Company strategically transitioned to a more balanced commodity portfolio and the lower U.S./Canadian dollar exchange rate.

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

USA Operations

Operating Cash Flow (1)

	Natural Gas			Oil & NGLs			Total (2)
($ millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties, excluding Hedging	$ 629	$ 1,640	$ 1,872	$ 1,412	$ 1,258	$ 602	$ 2,066	$ 2,927	$ 2,499
Realized Financial Hedging Gain (Loss)	239	(85)	260	185	60	4	425	(25)	264
Revenues, Net of Royalties	868	1,555	2,132	1,597	1,318	606	2,491	2,902	2,763
Expenses
Production, mineral and other taxes	27	57	72	89	89	41	116	146	113
Transportation and processing	566	651	722	14	7	-	580	658	722
Operating	158	222	344	357	100	60	519	326	417
Operating Cash Flow	$ 117	$ 625	$ 994	$ 1,137	$ 1,122	$ 505	$ 1,276	$ 1,772	$ 1,511

Production Volumes

	Natural Gas (MMcf/d)			Oil & NGLs (Mbbls/d)			Total (MBOE/d)
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Production Volumes – After Royalties	664	972	1,345	105.0	49.6	23.5	215.7	211.6	247.7

Operating Netback (1), (3)

	Natural Gas ($/Mcf)			Oil & NGLs ($/bbl)			Total ($/BOE)
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties, excluding Hedging	$ 2.60	$ 4.62	$ 3.81	$ 36.80	$ 69.54	$ 70.18	$ 25.93	$ 37.53	$ 27.37
Realized Financial Hedging Gain (Loss)	0.99	(0.24)	0.53	4.83	3.29	0.44	5.39	(0.33)	2.93
Revenues, Net of Royalties	3.59	4.38	4.34	41.63	72.83	70.62	31.32	37.20	30.30
Expenses
Production, mineral and other taxes	0.11	0.16	0.15	2.30	4.93	4.71	1.47	1.89	1.25
Transportation and processing	2.34	1.82	1.47	0.35	0.39	-	7.37	8.51	7.98
Operating	0.65	0.63	0.70	9.33	5.53	7.10	6.55	4.18	4.48
Operating Netback	$ 0.49	$ 1.77	$ 2.02	$ 29.65	$ 61.98	$ 58.81	$ 15.93	$ 22.62	$ 16.59

(1)          Updated to reflect the reclassification of property taxes and certain other levied charges as discussed below.

(2)          Also includes other revenues and expenses, such as third party processing, with no associated volumes.

(3)          A Non-GAAP measure as defined in the Non-GAAP Measures section of this MD&A.

Comparative figures for 2014 and 2013 above have been updated to present property taxes and certain other levied charges within production, mineral and other taxes. Formerly, these costs were presented in either transportation and processing expense or operating expense. As a result, for 2014, the USA Operations has reclassified $28 million from operating expense to production, mineral and other taxes. For 2013, the USA Operations has reclassified $6 million from operating expense to production, mineral and other taxes. There were no changes to the reported totals for Operating Cash Flow or Operating Netback.

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

2015 versus 2014

Operating Cash Flow of $1,276 million decreased $496 million and was impacted by the following significant items:

•	Lower natural gas prices reflected lower benchmark prices, which decreased revenues $439 million. Lower liquids prices reflected lower benchmark prices, which decreased revenues $819 million.

•

Average natural gas production volumes of 664 MMcf/d were lower by 308 MMcf/d, which decreased revenues $572 million. Average oil and NGL production volumes of 105.0 Mbbls/d were higher by 55.4 Mbbls/d, which increased revenues $973 million. Changes in production volumes are discussed in the Production Volumes section of this MD&A.

•	Realized financial hedging gains were $425 million compared to losses of $25 million in 2014.

•

Transportation and processing expense decreased $78 million primarily due to divestitures, which includes the sales of the Jonah and East Texas properties in the second quarter of 2014, partially offset by the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively.

•

Operating expense increased $193 million primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, and successful drilling programs in these plays during 2015, partially offset by the sales of the Jonah and East Texas properties in the second quarter of 2014.

2014 versus 2013

Operating Cash Flow of $1,772 million increased $261 million and was impacted by the following significant items:

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

•

Operating expense decreased $91 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the sale of the Jonah properties and lower long-term compensation costs due to the decrease in the Encana share price, partially offset by the acquisition of Eagle Ford and the Permian assets.

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

Other Expenses

($ millions, except as indicated)	2015	2014	2013

Depreciation, depletion & amortization	$ 1,088	$ 992	$ 818
Depletion rate ($/BOE)	13.66	12.85	9.05
Impairments	6,473	-	-

DD&A increased in 2015 compared to 2014 primarily due to a higher depletion rate and higher production volumes. The depletion rate was higher primarily due to the acquisitions of Eagle Ford and the Permian assets in the second and fourth quarters of 2014, respectively, partially offset by the impact of ceiling test impairments recognized in the first nine months of 2015 and the sales of the Haynesville natural gas assets and Jonah properties in the fourth quarter of 2015 and second quarter of 2014, respectively.

DD&A increased in 2014 compared to 2013 due to a higher depletion rate, partially offset by lower production volumes. The higher depletion rate in 2014 resulted primarily from the acquisition of Eagle Ford and the Permian assets, the sale of the Jonah properties and a decline in proved reserves due to Encana’s change in development plans as the Company strategically transitioned to a more balanced commodity portfolio.

In 2015, the USA Operations recognized before-tax non-cash ceiling test impairments of $6,473 million. The impairments primarily resulted from the decline in the 12-month average trailing prices, which reduced the USA Operations proved reserves volumes and values as calculated under SEC requirements.

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

Market Optimization

($ millions)	2015	2014	2013

Revenues	$ 365	$ 1,248	$ 512
Expenses
Transportation and processing	12	-	-
Operating	33	39	38
Purchased product	323	1,191	441
Depreciation, depletion and amortization	-	4	12
	$ (3)	$ 14	$ 21

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense decreased in 2015 compared to 2014 primarily due to lower commodity prices and lower third-party volumes resulting from transitional services related to the Company’s divestiture activity. Transportation and processing in 2015 relates to downstream transportation contracts and commitments as a result of the Company’s property divestitures. Revenues and purchased product expense increased in 2014 compared to 2013 primarily due to generally higher commodity prices, and higher third party purchases and sales of product resulting from transitional services related to the Company’s divestiture activity.

Corporate and Other

($ millions)	2015	2014	2013

Revenues	$ (256)	$ 559	$ (241)
Expenses
Transportation and processing	6	12	(2)
Operating	19	28	38
Depreciation, depletion and amortization	95	124	134
Impairments	-	-	21
	$ (376)	$ 395	$ (432)

Revenues mainly includes unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements. Impairments relates to certain corporate assets.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 14 to the Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

Other Operating Results

Expenses

($ millions)	2015	2014	2013

Accretion of asset retirement obligation	$ 45	$ 52	$ 53
Administrative	275	327	439
Interest	614	654	563
Foreign exchange (gain) loss, net	1,082	403	325
(Gain) loss on divestitures	(14)	(3,426)	(7)
Other	27	71	1
	$ 2,029	$ (1,919)	$ 1,374

Administrative expense in 2015 decreased from 2014 primarily due to the lower U.S./Canadian dollar exchange rate, lower salaries and benefits as a result of lower headcount and lower long-term compensation costs due to the decrease in the Encana share price, partially offset by higher restructuring costs. During the second quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company’s strategy, which resulted in restructuring costs of $62 million in 2015. Restructuring costs attributable to work force reductions associated with the 2013 restructuring were $2 million in 2015. Administrative expense in 2014 decreased from 2013 primarily due to lower restructuring costs, lower long-term compensation costs and the lower U.S./Canadian dollar exchange rate. Restructuring costs incurred in 2014 were approximately $36 million compared to $88 million in 2013.

Interest expense in 2015 decreased from 2014 primarily due to lower interest on debt following the April 2015 early debt redemptions. Interest expense was also impacted by a one-time interest payment of approximately $165 million associated with the April 2015 redemptions compared to a $125 million one-time outlay in 2014 associated with the early redemption of senior notes assumed in conjunction with the acquisition of Athlon. Interest expense in 2014 increased from 2013 primarily due to the one-time outlay of approximately $125 million associated with the redemption of the Athlon senior notes and higher interest related to the Deep Panuke Production Field Centre (“PFC”), partially offset by lower interest on debt resulting from the long-term debt repayment and redemption in the first six months of 2014.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. In 2015 compared to 2014, Encana recorded higher foreign exchange losses on settlements and on the translation of U.S. dollar long-term debt issued from Canada. In 2014 compared to 2013, Encana recorded higher foreign exchange losses on the translation of U.S. dollar long-term debt issued from Canada.

Gain on divestitures in 2015 primarily includes a before tax gain on the sale of the Encana Place office building in Calgary. Gain on divestitures in 2014 primarily includes the before tax impact of the sales of Encana’s investment in PrairieSky, the Bighorn assets and the Jonah properties, as discussed in the Net Capital Investment section of this MD&A.

Other in 2015 decreased from 2014 due to transaction costs associated with the acquisitions of Athlon and Eagle Ford incurred in 2014. Other in 2014 increased from 2013 due to acquisition transaction costs as well as reclamation charges relating to non-producing assets.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

Income Tax

($ millions)	2015	2014	2013

Current Income Tax (Recovery)	$ (34)	$ 243	$ (191)
Deferred Income Tax (Recovery)	(2,811)	960	(57)
Income Tax Expense (Recovery)	$ (2,845)	$ 1,203	$ (248)

The current income tax recovery of $34 million in 2015 was primarily due to amounts in respect of prior periods. The current income tax expense in 2014 was primarily due to taxes incurred on divestitures. The current income tax recovery in 2013 was primarily due to amounts in respect of prior periods.

Total income tax recovery of $2,845 million in 2015 was primarily due to lower net earnings before tax, mainly resulting from non-cash ceiling test impairments. Total income tax was an expense in 2014 due to higher net earnings before tax primarily from gains on divestitures and unrealized hedging gains. Total income tax was a recovery in 2013 primarily due to amounts in respect of prior periods. The net earnings variances are discussed in the Financial Results section of this MD&A.

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

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

Liquidity and Capital Resources

($ millions)	2015	2014	2013

Net Cash From (Used In)
Operating activities	$ 1,681	$ 2,667	$ 2,289
Investing activities	(665)	(4,729)	(1,895)
Financing activities	(1,054)	(39)	(909)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(29)	(127)	(98)
Increase (Decrease) in Cash and Cash Equivalents	$ (67)	$ (2,228)	$ (613)
Cash and Cash Equivalents, End of Year	$ 271	$ 338	$ 2,566

Operating Activities

Net cash from operating activities in 2015 of $1,681 million decreased $986 million from 2014. Net cash from operating activities in 2014 of $2,667 million increased $378 million from 2013. These changes are primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In 2015, the net change in non-cash working capital was a surplus of $262 million compared to a deficit of $9 million in 2014 and a deficit of $179 million in 2013.

The Company had a working capital surplus of $274 million at December 31, 2015 compared to $583 million at December 31, 2014. The decrease in working capital is primarily due to a decrease in accounts receivable and accrued revenues, risk management assets and income tax receivable, partially offset by a decrease in accounts payable and accrued liabilities. At December 31, 2015, working capital included cash and cash equivalents of $271 million compared to $338 million at December 31, 2014. Encana expects it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in 2015 was $665 million compared to $4,729 million in 2014. The change was primarily due to the acquisitions of Athlon and Eagle Ford in 2014, partially offset by lower proceeds from divestitures and the sale of the Company’s investment in PrairieSky in 2014. Net cash used in investing activities in 2014 was $4,729 million compared to $1,895 million in 2013. The increase was primarily due to the acquisitions of Athlon and Eagle Ford, partially offset by proceeds from the Bighorn, Jonah and East Texas divestitures and proceeds from the sale of the Company’s investment in PrairieSky. Further information on acquisitions and divestitures can be found in the Net Capital Investment section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

Financing Activities

Net cash used in financing activities in 2015 was $1,054 million compared to $39 million in 2014. The change was primarily due to a net repayment of revolving long-term debt of $627 million in 2015 compared with a net issuance in 2014 of $942 million, and the sale of a noncontrolling interest in PrairieSky in the second quarter of 2014 for proceeds of $1,462 million, partially offset by proceeds of $1,088 million from the issuance of common shares pursuant to the Share Offering in the first quarter of 2015 and lower long-term debt repayments in 2015 of $850 million. Net cash used in financing activities in 2014 was $39 million compared to $909 million in 2013. The decrease primarily resulted from the sale of a noncontrolling interest in PrairieSky and the net issuance of revolving long-term debt, partially offset by the repayment of long-term debt.

Credit Facilities

The following table outlines the Company’s committed revolving bank credit facilities at December 31, 2015:

($ billions)	Capacity	Unused	Maturity Date

Committed Revolving Bank Credit Facilities
Encana Credit Facility (1)	3.0	2.4	July 2020
U.S. Subsidiary Credit Facility	1.5	1.5	July 2020
(1) At December 31, 2015, $440 million fully supported the U.S. Commercial Paper program and $210 million of LIBOR loans were drawn, as discussed in the Long-Term Debt section below.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements, which requires debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 28 percent at December 31, 2015 and 30 percent at December 31, 2014.

Management believes that the downgrade in Encana’s credit rating by Moody’s Investors Service on February 18, 2016, along with recently confirmed investment grade credit ratings by Standard & Poor’s Ratings Services and DBRS Limited, will have limited implications for the Company’s ability to fund its operations, development activities and capital program. The split ratings eliminates the Company’s access to its U.S. Commercial Paper (“U.S. CP”) program; however, the Company continues to have full access to its $4.5 billion committed revolving bank credit facilities of which $3.9 billion remained unused at December 31, 2015. The facilities remain committed through July 2020. The cost of short-term borrowing on the Company’s credit facilities will increase modestly as a result of the split ratings. For further information on credit ratings, refer to the Company’s AIF.

Long-Term Debt

Encana’s long-term debt totaled $5,363 million at December 31, 2015 and $7,340 million at December 31, 2014. There was no current portion of long-term debt outstanding at December 31, 2015 or December 31, 2014.

On April 6, 2015, the Company used the net proceeds from the Share Offering and cash on hand to complete the redemption of its $700 million 5.90 percent notes due December 1, 2017 and its C$750 million 5.80 percent medium-term notes due January 18, 2018. The early note redemptions required an aggregate one-time interest payment of approximately $165 million and is expected to save Encana a gross amount of approximately $205 million in future interest expense, based on foreign exchange and treasury rates at the time of the redemptions.

During the first quarter of 2015, Encana implemented a U.S. CP program which is fully supported by the Company’s revolving credit facility. At December 31, 2015, Encana had an outstanding balance of $440 million which reflected U.S. CP issuances maturing at various dates with a weighted average interest rate of 1.13 percent. At December 31, 2015, Encana also had an outstanding balance of $210 million under the Company’s revolving credit facility which reflected principal obligations related to LIBOR loans maturing at various dates with a weighted average interest rate of 1.87 percent. These amounts are fully supported and Management expects they will continue to be supported by the revolving credit facility that has no repayment requirements within the next year.

Management’s Discussion and Analysis
Encana Corporation	32	Prepared using U.S. GAAP in US$

At December 31, 2014, Encana had an outstanding balance of $1,277 million under the Company’s revolving credit facility, which reflected principal obligations related to LIBOR loans maturing at various dates with a weighted average interest rate of 1.62 percent. During the first quarter of 2015, Encana repaid the outstanding balance relating to LIBOR loans using proceeds from the U.S. CP program and cash on hand.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Shelf Prospectus

On June 27, 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S. On March 5, 2015, the Company filed a prospectus supplement to the base shelf prospectus for the issuance of 85,616,500 common shares of Encana and granted an over-allotment option for up to an additional 12,842,475 common shares of Encana at a price of C$14.60 per common share, pursuant to an underwriting agreement. The Share Offering of 98,458,975 common shares of Encana was completed during March 2015 for aggregate gross proceeds of approximately C$1.44 billion ($1.13 billion). After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion). At December 31, 2015, $4.9 billion, or the equivalent in foreign currencies, remained accessible under the shelf prospectus, the availability of which is dependent upon market conditions. The shelf prospectus expires in July 2016.

Outstanding Share Data

(millions)	February 19, 2016	December 31, 2015	December 31, 2014

Common Shares Outstanding	849.8	849.8	741.2

Stock Options with Tandem Stock Appreciation Rights attached
Outstanding	16.3	18.3	21.3
Exercisable	11.5	10.0	10.0

During the first quarter of 2015, Encana issued common shares pursuant to the Share Offering as discussed above.

During 2015, Encana issued 10,246,221 common shares under the Company’s dividend reinvestment plan (“DRIP”) compared with 240,839 common shares in 2014. The number of common shares issued under the DRIP increased in 2015 primarily as a result of Encana’s February 25, 2015 announcement that, effective with the dividend payable on March 31, 2015, any dividends in conjunction with the DRIP would be issued from its treasury with a two percent discount to the average market price of the common shares. On December 14, 2015, the Company announced that any dividends subsequent to December 31, 2015 distributed to shareholders participating in the DRIP will be issued from its treasury without a discount to the average market price of the common shares unless otherwise announced by the Company via news release.

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

Management’s Discussion and Analysis
Encana Corporation	33	Prepared using U.S. GAAP in US$

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board.

($ millions, except as indicated)	2015	2014

Dividend Payments	$ 225	$ 207

Dividend Payments ($/share)	0.28	0.28

The dividends paid in 2015 included $73 million in common shares issued in lieu of cash dividends under the DRIP compared to $5 million for 2014. Common shares issued in the Share Offering were not eligible to receive the dividend that was paid during the first quarter of 2015. On December 14, 2015, the Company announced that it planned to reset its annualized 2016 dividend to $0.06 per share.

On February 23, 2016, the Board declared a dividend of $0.015 per share payable on March 31, 2016 to common shareholders of record as of March 15, 2016.

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

	2015	2014	2013

Debt to Debt Adjusted Cash Flow	2.8x	2.1x	2.4x

Debt to Adjusted Capitalization	28%	30%	36%

Management’s Discussion and Analysis
Encana Corporation	34	Prepared using U.S. GAAP in US$

Contractual Obligations and Contingencies

Commitments

The following table outlines the Company’s commitments at December 31, 2015:

	Expected Future Payments
($ millions, undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Long-Term Debt (1)	$ -	$ -	$ -	$ 500	$ 650	$ 4,200	$ 5,350

Asset Retirement Obligation	42	58	96	105	24	2,251	2,576

Other Long-Term Obligations	68	68	69	69	70	1,315	1,659

Capital Leases	98	99	99	99	99	133	627

Obligations (2)	208	225	264	773	843	7,899	10,212

Transportation and Processing	693	679	685	588	491	2,507	5,643

Drilling and Field Services	164	106	59	29	17	1	376

Operating Leases	30	24	23	11	3	19	110

Commitments	887	809	767	628	511	2,527	6,129

Total Contractual Obligations	$ 1,095	$ 1,034	$ 1,031	$ 1,401	$ 1,354	$ 10,426	$ 16,341

Sublease Recoveries	$ (34)	$ (34)	$ (34)	$ (34)	$ (34)	$ (646)	$ (816)

(1)          Principal component only. See Note 13 to the Consolidated Financial Statements.

(2)          The Company has recorded $7,818 million in liabilities related to these obligations.

Contractual obligations arising from long-term debt, asset retirement obligations, The Bow office building and capital leases are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Consolidated Financial Statements.

Other Long-Term Obligations relates to the 25-year lease agreement with a third party developer for The Bow office building. Encana has recognized the accumulated construction costs for The Bow office building as an asset with a related liability. In 2012, Encana commenced payments to the third party developer. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). Sublease Recoveries in the table above include the amounts expected to be recovered from Cenovus. Encana’s undiscounted payments for The Bow are $1,659 million, of which $816 million is expected to be recovered from Cenovus.

Capital Leases primarily includes the obligation related to the Deep Panuke PFC, which commenced commercial operations in December 2013 following issuance of the Production Acceptance Notice. Encana’s undiscounted future lease payments for the Deep Panuke PFC total $534 million ($340 million discounted).

Included in Transportation and Processing in the table above are certain commitments associated with midstream service agreements with VMLP. Additional information can be found in Note 19 to the Consolidated Financial Statements. Encana also has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Additional information can be found in the note disclosures to the Consolidated Financial Statements.

Divestiture transactions can reduce certain commitments and obligations disclosed above. The Company expects to fund its 2016 commitments and obligations from Cash Flow and cash and cash equivalents.

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

Risk Management

Encana’s business, prospects, financial condition, results of operations and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•                  financial risks;

•                  operational risks; and

•                  environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American energy producer and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life plays, enabling the Company to respond to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these risks.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•                  market pricing of natural gas and liquids;

•                  credit and liquidity;

•                  foreign exchange rates; and

•                  interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk in order to support capital plans and strategic objectives.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or combine to set floors and caps on price exposures. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at December 31, 2015, is disclosed in Note 24 to the Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. Credit exposures are managed through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

Management’s Discussion and Analysis
Encana Corporation	37	Prepared using U.S. GAAP in US$

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities as well as debt and equity capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Encana may also maintain a mix of both U.S. dollar and Canadian dollar debt to help offset exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

The Company partially mitigates its exposure to interest rate changes by holding a mix of both fixed and floating rate debt. Encana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•                  operating activities;

•                  capital activities, including the ability to complete projects; and

•                  reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity price volatility mentioned above, continued market demand for its products and other factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to retain leases and access lands; the ability to access water for hydraulic fracturing operations; weather; the availability and proximity of processing and pipeline capacity; transportation interruption and constraints; technology failures; the ability to assess and integrate new assets; cyber security breaches; accidents; the availability and ability to attract qualified personnel and service providers; type curve performance; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

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

An internal peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Internal peer reviews are undertaken primarily for exploration projects and early stage plays, although they may occur for any type of project.

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

In January 2016, the Alberta Government released the Modernized Royalty Framework (“MRF”) outlining changes to the province’s royalty structure. The MRF will result in the modernization and simplification of the royalty structure with changes to the royalty framework for crude oil, liquids and natural gas applying to new wells drilled after January 1, 2017 and existing royalties remaining in effect for 10 years on wells drilled (spud) before 2017. The Company is currently assessing the full impact of the changes to the royalty structure on its operations.

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

Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets or exceeds the requirements set out by the regulators. The U.S. and Canadian federal governments and certain U.S. state and Canadian provincial governments continue to review certain aspects of the scientific, regulatory and policy framework under which hydraulic fracturing operations are conducted. At present, most of these governments are primarily engaged in the collection, review and assessment of technical information regarding the hydraulic fracturing process and have not provided specific details with respect to any significant actual, proposed or contemplated changes to hydraulic fracturing regulations.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state to date. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that additional hydraulic fracturing ballot and/or local rule-making limiting or restricting oil and gas development activities are a possibility in the future and will continue to monitor and respond to these developments in 2016.

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

In Canada, the federal government and several provincial governments, including Alberta and British Columbia, have announced an enhanced focus on climate change policy in 2016. Encana continues to monitor developments, engage in consultations as appropriate and is actively managing the implementation of new climate-related policy and regulations in order to minimize the potential impact on its business.

On June 25, 2015, the Alberta Government announced that it was renewing and updating the Specified Gas Emitters Regulation (the “Regulation”), which governs carbon emissions and was set to expire on June 30, 2015. The Regulation requires any facility that emits 100,000 tonnes or more of greenhouse gases per year to reduce their emissions intensity. The renewed Regulation increases the reduction target from 12 percent to 20 percent by 2017 and increases the cost of carbon from C$15 per tonne to C$30 per tonne by 2017 for those facilities that are unable to meet the specified reduction targets. Encana does not own or operate any facilities which exceed the 100,000 tonne threshold and, as a result, is not currently subject to the Regulation.

In the U.S., the federal government has noted climate change action as a priority for the current administration and the Environmental Protection Agency (“EPA”) has outlined a series of steps to address methane and volatile organic compound emissions from the oil and gas industry, including a new goal to reduce oil and gas methane emissions by 40 to 45 percent from 2012 levels by 2025. The reductions will be achieved through proposed regulatory and voluntary measures. Encana continues to monitor these developments, provide comment as appropriate and assess the potential impact on its business.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded with a focus on energy efficiency, the deployment of technology to reduce GHG emissions and active involvement in the creation of industry best practices.

Management’s Discussion and Analysis
Encana Corporation	40	Prepared using U.S. GAAP in US$

Encana has a proactive strategy for addressing the implications of emerging carbon regulations, which is composed of three principal elements:

•                Active Management. When regulations are implemented, a cost is placed on Encana’s emissions (or a portion thereof) and, while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company’s focus on cost reduction.

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

Controls and Procedures

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice-President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that:

•      Material information relating to the Company is made known to the CEO and CFO by others; and

•      Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Such officers have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures at the financial year end of the Company. Based on their evaluation, the officers have concluded that Encana’s disclosure controls and procedures were effective as at December 31, 2015.

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

Under their supervision and with the participation of Management, including the CEO and CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted at December 31, 2015, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

Encana previously limited the scope and design and subsequent evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of Athlon, acquired through a business combination on November 13, 2014. During the second quarter of 2015, the Company completed the evaluation and integration of the controls, policies and procedures of Athlon and no material weaknesses were noted during the integration. There have been no changes to the Company’s internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, the effectiveness of the internal control over financial reporting.

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

PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2015, as stated in their Auditor’s Report which is included in our audited Consolidated Financial Statements for the year ended December 31, 2015.

Management’s Discussion and Analysis
Encana Corporation	42	Prepared using U.S. GAAP in US$

Accounting Policies and Estimates

Critical Accounting Estimates

Management is required to make judgments, assumptions and estimates in applying its accounting policies and practices, which have a significant impact on the financial results of the Company. A summary of Encana’s significant accounting policies can be found in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2015. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana’s financial results.

Upstream Assets and Reserves

Encana follows U.S. GAAP full cost accounting for natural gas, oil and NGL activities. Reserves estimates can have a significant impact on net earnings, as they are a key input to the Company’s depletion, gain or loss and ceiling test impairment calculations. A downward revision in reserves estimates may increase depletion expense and may also result in a ceiling test impairment. A ceiling test impairment is recognized in net earnings when the carrying amount of a country cost centre exceeds the country cost centre ceiling. The carrying amount of a cost centre includes capitalized costs of proved oil and gas properties, net of accumulated depletion and the related deferred income taxes. The cost centre ceiling is the sum of the estimated after-tax future net cash flows from proved reserves as calculated under SEC requirements, using the 12-month average trailing prices and unescalated future development and production costs, discounted at 10 percent, plus unproved property costs. The 12-month average trailing price is calculated as the average of the price on the first day of each month within the trailing 12-month period. Any excess of the carrying amount over the calculated ceiling is recognized as an impairment in net earnings. During 2015, Encana recorded ceiling test impairments, which are discussed further in the Results of Operations section of this MD&A.

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

The Company believes that the discounted after-tax future net cash flows from proved reserves required to be used in the ceiling test calculation are not indicative of the fair market value of Encana’s natural gas and oil properties or the future net cash flows expected to be generated from such properties. The discounted after-tax future net cash flows do not consider the fair market value of unamortized unproved properties, or probable or possible natural gas and liquids reserves. In addition, there is no consideration given to the effect of future changes in commodity prices. Encana manages its business using estimates of reserves and resources based on forecast prices and costs.

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

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions of natural gas and liquids reserves, including commodity prices, future costs and discount rates. Encana has assessed its goodwill for impairment at December 31, 2015 and has determined that no write-down is required.

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

Derivative financial instruments are measured at fair value with changes in fair value recognized in net earnings.  The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement. Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled. Realized gains or losses from other derivative contracts related to certain payment obligations are recognized in revenues as the obligations are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

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

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2015, Encana adopted Accounting Standard Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s Consolidated Financial Statements.

On December 31, 2015, Encana early adopted ASU 2015-17, Balance Sheet Classification of Deferred Taxes, which requires deferred income tax assets and liabilities to be classified as non-current on the balance sheet. Previously, deferred income tax assets and liabilities were classified as current and non-current on the balance sheet. The amendments have been applied retrospectively and had no impact on the Company’s results of operations or cash flows. The impacts on the Company’s Consolidated Balance Sheet are as follows:

As at December 31 ($ millions)	2015	2014	2013

Prior to Adoption of ASU 2015-17:
Deferred Income Taxes
Current Assets	$ 22	$ -	$ 118
Non-current Assets	1,060	296	939
Current Liabilities	1	128	3
Non-current Liabilities	24	1,829	-

Adoption of ASU 2015-17:
Deferred Income Taxes
Non-current Assets	$ 1,081	$ 206	$ 1,054
Non-current Liabilities	24	1,867	-

New Standards Issued Not Yet Adopted

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by the FASB:

•                  ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•                  ASU 2015-02, Amendments to the Consolidation Analysis. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker. The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption. The amendments are not expected to have a material impact on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	46	Prepared using U.S. GAAP in US$

•                  ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Currently, debt issuance costs are presented as a deferred charge within assets. In August 2015, the FASB issued ASU 2015-15, Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. The update further clarifies that regardless of whether there are outstanding borrowings, debt issuance costs arising from credit arrangements can be presented as an asset and subsequently amortized ratably over the term of the arrangement. These amendments will be applied retrospectively. As at December 31, 2015, $30 million of debt issuance costs were presented in Other Assets on the Company’s Consolidated Balance Sheet ($39 million as at December 31, 2014).

As of January 1, 2018, Encana will be required to adopt ASU 2014-09, Revenue from Contracts with Customers under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, Revenue Recognition, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the company expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Deferral of Effective Date for Revenue from Contracts with Customers, which deferred the effective date of ASU 2014-09, but permits early adoption using the original effective date of January 1, 2017. The standard can be applied using one of two retrospective application methods at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	47	Prepared using U.S. GAAP in US$

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Free Cash Flow; Operating Earnings (Loss); Upstream Operating Cash Flow, excluding Hedging; Operating Netback; Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

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

	2015					2014					2013
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Cash From (Used in) Operating Activities	$ 1,681	$ 448	$ 453	$ 298	$ 482	$ 2,667	$ 261	$ 696	$ 767	$ 943	$ 2,289
(Add back) deduct:
Net change in other assets and liabilities	(11)	7	(18)	7	(7)	(43)	(15)	(11)	(8)	(9)	(80)
Net change in non-cash working capital	262	58	100	110	(6)	(9)	(141)	155	119	(142)	(179)
Cash tax on sale of assets	-	-	-	-	-	(215)	40	(255)	-	-	(33)
Cash Flow	$ 1,430	$ 383	$ 371	$ 181	$ 495	$ 2,934	$ 377	$ 807	$ 656	$ 1,094	$ 2,581
Deduct:
Capital investment	2,232	280	473	743	736	2,526	857	598	560	511	2,712
Free Cash Flow	$ (802)	$ 103	$ (102)	$ (562)	$ (241)	$ 408	$ (480)	$ 209	$ 96	$ 583	$ (131)

Management’s Discussion and Analysis
Encana Corporation	48	Prepared using U.S. GAAP in US$

Operating Earnings

Operating Earnings (Loss) is a non-GAAP measure that adjusts Net Earnings (Loss) Attributable to Common Shareholders by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings (Loss) is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings (Loss) is defined as Net Earnings (Loss) Attributable to Common Shareholders excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	2015					2014					2013
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Net Earnings (Loss) Attributable to Common Shareholders	$ (5,165)	$ (612)	$ (1,236)	$ (1,610)	$ (1,707)	$ 3,392	$ 198	$ 2,807	$ 271	$ 116	$ 236
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(244)	(66)	107	(187)	(98)	306	341	160	8	(203)	(232)
Impairments	(4,130)	(514)	(1,066)	(1,328)	(1,222)	-	-	-	-	-	(16)
Restructuring charges (1)	(45)	(5)	(20)	(10)	(10)	(24)	(4)	(5)	(5)	(10)	(64)
Non-operating foreign exchange gain (loss)	(702)	(96)	(212)	114	(508)	(407)	(151)	(218)	156	(194)	(282)
Gain (loss) on divestitures	9	-	(2)	1	10	2,523	(11)	2,399	135	-	-
Income tax adjustments	8	(42)	(19)	(33)	102	(8)	(12)	190	(194)	8	28
Operating Earnings (Loss) (1)	$ (61)	$ 111	$ (24)	$ (167)	$ 19	$ 1,002	$ 35	$ 281	$ 171	$ 515	$ 802

(1)          In continued support of Encana’s strategy, organizational structure changes were formalized in Q2 2015 and resulted in a revision to the Q1 2015 Operating Earnings to exclude restructuring charges incurred in the first quarter.

Management’s Discussion and Analysis
Encana Corporation	49	Prepared using U.S. GAAP in US$

Upstream Operating Cash Flow, excluding Hedging

Upstream Operating Cash Flow, excluding Hedging is a non-GAAP measure that adjusts the Canadian and USA Operations revenues, net of royalties for production, mineral and other taxes, transportation and processing expense, operating expense and the impacts of realized hedging. Management monitors Upstream Operating Cash Flow, excluding Hedging as it reflects operating performance and measures the Company’s portfolio transition to higher margin production. Upstream Operating Cash Flow, excluding Hedging is reconciled to GAAP measures in the Results of Operations section of this MD&A. The table below totals Upstream Operating Cash Flow for Encana.

	2015					2014					2013
($ millions)	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1	Annual

Upstream Operating Cash Flow
Canadian Operations	$ 988	$ 204	$ 200	$ 171	$ 413	$ 2,146	$ 341	$ 477	$ 447	$ 881	$ 1,681
USA Operations	1,276	348	331	308	289	1,772	480	505	353	434	1,511
	$ 2,264	$ 552	$ 531	$ 479	$ 702	$ 3,918	$ 821	$ 982	$ 800	$ 1,315	$ 3,192

(Add back) deduct:
Realized Hedging Gain (Loss)
Canadian Operations	$ 495	$ 129	$ 109	$ 101	$ 156	$ (56)	$ 49	$ 19	$ (49)	$ (75)	$ 276
USA Operations	425	162	108	63	92	(25)	78	11	(49)	(65)	264
	$ 920	$ 291	$ 217	$ 164	$ 248	$ (81)	$ 127	$ 30	$ (98)	$ (140)	$ 540
Upstream Operating Cash Flow, excluding Hedging
Canadian Operations	$ 493	$ 75	$ 91	$ 70	$ 257	$ 2,202	$ 292	$ 458	$ 496	$ 956	$ 1,405
USA Operations	851	186	223	245	197	1,797	402	494	402	499	1,247
	$ 1,344	$ 261	$ 314	$ 315	$ 454	$ 3,999	$ 694	$ 952	$ 898	$ 1,455	$ 2,652

Operating Netback

Operating Netback is a common metric used in the oil and gas industry to measure operating performance by product. Operating Netbacks are calculated by determining product revenues, net of royalties and deducting costs associated with delivering the product to market, including production, mineral and other taxes, transportation and processing expense and operating expense. The Operating Netback calculation is shown in the Results of Operations section of this MD&A.

Management’s Discussion and Analysis
Encana Corporation	50	Prepared using U.S. GAAP in US$

Debt to Debt Adjusted Cash Flow

Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	2015	2014	2013

Debt	$ 5,363	$ 7,340	$ 7,124

Cash Flow	1,430	2,934	2,581
Interest Expense, after tax	452	486	421
Debt Adjusted Cash Flow	$ 1,882	$ 3,420	$ 3,002
Debt to Debt Adjusted Cash Flow	2.8x	2.1x	2.4x

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

($ millions)	2015	2014	2013

Debt	$ 5,363	$ 7,340	$ 7,124
Total Shareholders’ Equity	6,167	9,685	5,147
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746	7,746
Adjusted Capitalization	$ 19,276	$ 24,771	$ 20,017
Debt to Adjusted Capitalization	28%	30%	36%

Management’s Discussion and Analysis
Encana Corporation	51	Prepared using U.S. GAAP in US$

Advisory

Forward-Looking Statements

This document contains certain forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements include:

•     anticipated Cash Flow

•     anticipated cash and cash equivalents

•     expected proceeds from announced divestitures, use of proceeds therefrom, satisfaction of closing conditions and timing of closing

•     anticipated hedging and outcomes of risk management program

•     the projections and expectation of meeting the targets contained in the Company’s 2016 corporate guidance

•     growth in long-term shareholder value

•     anticipated oil, natural gas and NGLs prices

•     expected future interest expense savings

•     anticipated future cost and operating efficiencies

•     the Company’s expectation to fund its 2016 commitments and obligations from Cash Flow and cash and cash equivalents

•     managing risk, including the impact of changes to the royalty structure

•     flexibility of capital spending plans

•     estimates of reserves and resources

•     expected production and product type

•     anticipated revenues and operating expenses

•     expansion of future midstream services

•     level of expenditures and impact of environmental legislation and changes in laws or regulations

•     financial flexibility and discipline, access to cash and cash equivalents and other methods of funding, the ability to meet financial obligations, manage debt and financial ratios, finance growth and compliance with financial covenants

•     impact to Encana as a result of a downgrade to its credit rating

•     access to the Company’s credit facility

•     planned annualized 2016 dividend and the declaration and payment of future dividends, if any

•     potential future discounts, if any, in connection with the DRIP

•     statements with respect to future ceiling test impairments

•     the continued evolution of the Company’s  resource play hub model to drive greater productivity and cost efficiencies

•     statements with respect to its strategic objectives

•     the adequacy of the Company’s provision for taxes and legal claims

•     anticipated proceeds and future benefits from various joint venture, partnership and other agreements

•     the possible impact and timing of accounting pronouncements, rule changes and standards

Readers are cautioned against unduly relying on forward-looking statements which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include:

•     achieving average production for 2016 of between 1.30 Bcf/d and 1.40 Bcf/d of natural gas and 120 Mbbls/d to 130 Mbbls/d of liquids

•     availability of attractive hedges and enforceability of risk management program

•     effectiveness of the Company’s resource play hub model to drive productivity and efficiencies

•     results from innovations

•     the expectation that counterparties will fulfill their obligations under the gathering, midstream and marketing agreements

•     access to transportation and processing facilities where Encana operates

•     the ability to satisfy certain closing conditions, the successful closing of, and the value of post- closing and other adjustments associated with announced divestitures

•     expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations

Management’s Discussion and Analysis
Encana Corporation	52	Prepared using U.S. GAAP in US$

Risks and uncertainties that may affect these business outcomes include: the ability to generate sufficient Cash Flow to meet the Company’s obligations; risks inherent to closing announced divestitures on a timely basis or at all and adjustments that may reduce the expected proceeds and value to Encana; commodity price volatility; ability to secure adequate product transportation and potential pipeline curtailments; variability and discretion of Encana’s Board to declare and pay dividends, if any; the timing and costs of well, facilities and pipeline construction; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; fluctuations in currency and interest rates; assumptions based upon the Company’s 2016 corporate guidance; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations; the Company’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business as described from time to time in its most recent MD&A, financial statements, AIF and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. Forward-looking statements are made as of the date of this document and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by these cautionary statements.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated February 24, 2016, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis
Encana Corporation	53	Prepared using U.S. GAAP in US$

Oil and Gas Information

NI 51-101 of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the AIF. In addition, certain disclosures have been prepared in accordance with U.S. disclosure requirements. The Company’s U.S. protocol disclosure is included in Note 27 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2015 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Natural Gas, Oil and NGLs Conversions

The conversion of natural gas volumes to BOE is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

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

Management’s Discussion and Analysis
Encana Corporation	54	Prepared using U.S. GAAP in US$

Encana Corporation Consolidated Financial Statements (Prepared in accordance with U.S. GAAP) For the Year Ended December 31, 2015 (Prepared in U.S. Dollars)

Management Report

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

Management has assessed the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2015.  In making its assessment, Management has used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on our evaluation, Management has concluded that the Company’s internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered professional accountants, was appointed by a vote of shareholders at the Company’s last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company’s internal control over financial reporting as at December 31, 2015, as stated in their Auditor’s Report.  PricewaterhouseCoopers LLP has provided such opinions.

/s/ Douglas J. Suttles	/s/ Sherri A. Brillon
Douglas J. Suttles	Sherri A. Brillon
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer

February 29, 2016

Encana Corporation	Management Report

Auditor’s Report

Report of Independent Registered Public Accounting Firm

To the Shareholders of Encana Corporation

We have audited the accompanying Consolidated Balance Sheet of Encana Corporation as at December 31, 2015 and December 31, 2014 and the related Consolidated Statements of Earnings, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended December 31, 2015. We also have audited Encana Corporation’s internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Encana Corporation as at December 31, 2015 and December 31, 2014 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Encana Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

Encana Corporation	Auditor’s Report

As discussed in Note 1Y) to the Consolidated Financial Statements, Encana Corporation retrospectively changed its method of balance sheet classification for deferred taxes due to the adoption of ASU 2015-17, Balance Sheet Classification of Deferred Taxes, in December 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta, Canada

February 29, 2016

Encana Corporation	Auditor’s Report

Consolidated Statement of Earnings

For the years ended December 31 ($ millions, except per share amounts)		2015	2014	2013

Revenues, Net of Royalties	(Note 2)	$ 4,422	$ 8,019	$ 5,858

Expenses	(Note 2)
Production, mineral and other taxes		144	210	173
Transportation and processing		1,252	1,496	1,467
Operating		723	667	829
Purchased product		323	1,191	441
Depreciation, depletion and amortization		1,488	1,745	1,565
Impairments	(Note 9)	6,473	-	21
Accretion of asset retirement obligation	(Note 15)	45	52	53
Administrative	(Note 20)	275	327	439
Interest	(Note 5)	614	654	563
Foreign exchange (gain) loss, net	(Note 6)	1,082	403	325
(Gain) loss on divestitures	(Notes 4, 18)	(14)	(3,426)	(7)
Other	(Notes 3, 13)	27	71	1
		12,432	3,390	5,870
Net Earnings (Loss) Before Income Tax		(8,010)	4,629	(12)
Income tax expense (recovery)	(Note 7)	(2,845)	1,203	(248)
Net Earnings (Loss)		(5,165)	3,426	236
Net earnings attributable to noncontrolling interest	(Note 18)	-	(34)	-
Net Earnings (Loss) Attributable to Common Shareholders		$ (5,165)	$ 3,392	$ 236

Net Earnings (Loss) per Common Share
Basic & Diluted	(Note 16)	$ (6.28)	$ 4.58	$ 0.32

Consolidated Statement of Comprehensive Income

For the years ended December 31 ($ millions)		2015	2014	2013

Net Earnings (Loss)		$ (5,165)	$ 3,426	$ 236
Other Comprehensive Income, Net of Tax
Foreign currency translation adjustment	(Note 17)	668	22	(46)
Pension and other post-employment benefit plans	(Notes 17, 22)	33	(17)	60
Other Comprehensive Income		701	5	14
Comprehensive Income (Loss)		(4,464)	3,431	250
Comprehensive Income Attributable
to Noncontrolling Interest	(Note 18)	-	(34)	-
Comprehensive Income (Loss) Attributable to Common Shareholders		$ (4,464)	$ 3,397	$ 250

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Balance Sheet

As at December 31 ($ millions)		2015	2014

Assets
Current Assets
Cash and cash equivalents		$ 271	$ 338
Accounts receivable and accrued revenues	(Note 8)	645	1,307
Risk management	(Notes 23, 24)	367	707
Income tax receivable		324	509
		1,607	2,861
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		40,647	42,615
Unproved properties		5,616	6,133
Other		2,181	2,711
Property, plant and equipment		48,444	51,459
Less: Accumulated depreciation, depletion and amortization		(38,587)	(33,444)
Property, plant and equipment, net	(Note 2)	9,857	18,015
Cash in Reserve		2	73
Other Assets	(Note 10)	296	394
Risk Management	(Notes 23, 24)	11	65
Deferred Income Taxes	(Notes 1, 7)	1,081	206
Goodwill	(Notes 2, 3, 4, 11, 18)	2,790	2,917
	(Note 2)	$ 15,644	$ 24,531

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	(Note 12)	$ 1,311	$ 2,243
Income tax payable		6	15
Risk management	(Notes 23, 24)	16	20
		1,333	2,278
Long-Term Debt	(Note 13)	5,363	7,340
Other Liabilities and Provisions	(Note 14)	1,975	2,484
Risk Management	(Notes 23, 24)	9	7
Asset Retirement Obligation	(Note 15)	773	870
Deferred Income Taxes	(Notes 1, 7)	24	1,867
		9,477	14,846
Commitments and Contingencies	(Note 26)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value
2015 issued and outstanding: 849.8 million shares (2014: 741.2 million shares)	(Note 16)	3,621	2,450
Paid in surplus	(Notes 18, 21)	1,358	1,358
Retained earnings (Accumulated deficit)		(202)	5,188
Accumulated other comprehensive income	(Note 17)	1,390	689
Total Shareholders’ Equity		6,167	9,685
		$ 15,644	$ 24,531

See accompanying Notes to Consolidated Financial Statements

Approved by the Board of Directors

/s/ Clayton H. Woitas	/s/ Jane L. Peverett
Clayton H. Woitas	Jane L. Peverett
Director	Director

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Changes in Shareholders’ Equity

				Retained	Accumulated
				Earnings	Other	Non-	Total
		Share	Paid in	(Accumulated	Comprehensive	Controlling	Shareholders’
For the year ended December 31, 2015 ($ millions)		Capital	Surplus	Deficit)	Income	Interest	Equity

Balance, December 31, 2014		$ 2,450	$ 1,358	$ 5,188	$ 689	$ -	$ 9,685
Net Earnings (Loss)		-	-	(5,165)	-	-	(5,165)
Dividends on Common Shares	(Note 16)	-	-	(225)	-	-	(225)
Common Shares Issued	(Note 16)	1,098	-	-	-	-	1,098
Common Shares Issued Under Dividend Reinvestment Plan	(Note 16)	73	-	-	-	-	73
Other Comprehensive Income	(Note 17)	-	-	-	701	-	701
Balance, December 31, 2015		$ 3,621	$ 1,358	$ (202)	$ 1,390	$ -	$ 6,167

					Accumulated
					Other	Non-	Total
		Share	Paid in	Retained	Comprehensive	Controlling	Shareholders’
For the year ended December 31, 2014 ($ millions)		Capital	Surplus	Earnings	Income	Interest	Equity

Balance, December 31, 2013		$ 2,445	$ 15	$ 2,003	$ 684	$ -	$ 5,147
Share-Based Compensation	(Note 21)	-	(2)	-	-	-	(2)
Net Earnings		-	-	3,392	-	34	3,426
Dividends on Common Shares	(Note 16)	-	-	(207)	-	-	(207)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 16)	5	-	-	-	-	5
Other Comprehensive Income	(Note 17)	-	-	-	5	-	5
Sale of Noncontrolling Interest	(Note 18)	-	1,345	-	-	117	1,462
Distributions to Noncontrolling
Interest Owners	(Note 18)	-	-	-	-	(18)	(18)
Sale of Investment in PrairieSky	(Note 18)	-	-	-	-	(133)	(133)
Balance, December 31, 2014		$ 2,450	$ 1,358	$ 5,188	$ 689	$ -	$ 9,685

					Accumulated
					Other	Non-	Total
		Share	Paid in	Retained	Comprehensive	Controlling	Shareholders’
For the year ended December 31, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Interest	Equity

Balance, December 31, 2012		$ 2,354	$ 10	$ 2,261	$ 670	$ -	$ 5,295
Share-Based Compensation	(Note 21)	-	3	-	-	-	3
Net Earnings		-	-	236	-	-	236
Common Shares Cancelled		(2)	2	-	-	-	-
Dividends on Common Shares	(Note 16)	-	-	(494)	-	-	(494)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 16)	93	-	-	-	-	93
Other Comprehensive Income		-	-	-	14	-	14
Balance, December 31, 2013		$ 2,445	$ 15	$ 2,003	$ 684	$ -	$ 5,147

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Consolidated Statement of Cash Flows

For the years ended December 31 ($ millions)		2015	2014	2013

Operating Activities
Net earnings (loss)		$ (5,165)	$ 3,426	$ 236
Depreciation, depletion and amortization		1,488	1,745	1,565
Impairments	(Note 9)	6,473	-	21
Accretion of asset retirement obligation	(Note 15)	45	52	53
Deferred income taxes	(Note 7)	(2,811)	960	(57)
Unrealized (gain) loss on risk management	(Note 24)	331	(444)	345
Unrealized foreign exchange (gain) loss	(Note 6)	687	440	330
Foreign exchange on settlements	(Note 6)	358	28	20
(Gain) loss on divestitures	(Notes 4, 18)	(14)	(3,426)	(7)
Other		38	(62)	42
Net change in other assets and liabilities		(11)	(43)	(80)
Net change in non-cash working capital	(Note 25)	262	(9)	(179)
Cash From (Used in) Operating Activities		1,681	2,667	2,289
Investing Activities
Capital expenditures	(Note 2)	(2,232)	(2,526)	(2,712)
Acquisitions	(Note 4)	(70)	(3,016)	(184)
Corporate acquisition	(Note 3)	-	(5,962)	-
Proceeds from divestitures	(Note 4)	1,908	4,345	705
Proceeds from sale of investment in PrairieSky	(Notes 4, 18)	-	2,172	-
Cash in reserve		71	(63)	44
Net change in investments and other		(342)	321	252
Cash From (Used in) Investing Activities		(665)	(4,729)	(1,895)
Financing Activities
Net issuance (repayment) of revolving long-term debt	(Notes 3, 13)	(627)	942	-
Repayment of long-term debt	(Note 13)	(1,302)	(2,152)	(500)
Issuance of common shares	(Note 16)	1,088	-	-
Dividends on common shares	(Note 16)	(152)	(202)	(401)
Proceeds from sale of noncontrolling interest	(Note 18)	-	1,462	-
Distributions to noncontrolling interest owners	(Note 18)	-	(18)	-
Capital lease payments and other financing arrangements	(Note 14)	(61)	(71)	(8)
Cash From (Used in) Financing Activities		(1,054)	(39)	(909)
Foreign Exchange Gain (Loss) on Cash and Cash
Equivalents Held in Foreign Currency		(29)	(127)	(98)
Increase (Decrease) in Cash and Cash Equivalents		(67)	(2,228)	(613)
Cash and Cash Equivalents, Beginning of Year		338	2,566	3,179
Cash and Cash Equivalents, End of Year		$ 271	$ 338	$ 2,566
Cash, End of Year		$ 58	$ 142	$ 161
Cash Equivalents, End of Year		213	196	2,405
Cash and Cash Equivalents, End of Year		$ 271	$ 338	$ 2,566

Supplementary Cash Flow Information	(Note 25)

See accompanying Notes to Consolidated Financial Statements

Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

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

C)                    PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest.  The noncontrolling interest represented the third party equity ownership in a former consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), as presented in the Consolidated Statement of Changes in Shareholders’ Equity. As of September 26, 2014, Encana no longer held an interest in PrairieSky.  See Note 18 for further details regarding the noncontrolling interest.  All intercompany balances and transactions are eliminated on consolidation.  For upstream joint interest operations where Encana retains an undivided interest in jointly owned property, the Company records its proportionate share of assets, liabilities, revenues and expenses.  Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

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

G)                   PRODUCTION, MINERAL AND OTHER TAXES

Costs paid by Encana for taxes based on production or revenues from natural gas and liquids are recognized when the product is produced.  Costs paid by Encana for taxes on the valuation of upstream assets and reserves are recognized when incurred.

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

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, the amortization of prior service costs, and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets.   Amortization is on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.  Actuarial gains and losses related to the change in the over-funded or under-funded status of the defined benefit pension plan and other post-employment benefit plans are recognized in other comprehensive income.

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

R)                    IMPAIRMENT OF LONG-TERM ASSETS

The carrying value of long-term assets, excluding goodwill and upstream assets included in property, plant and equipment, is assessed for impairment when indicators suggest that the carrying value of an asset or asset group may not be recoverable.  If the carrying amount exceeds the sum of the undiscounted cash flows expected to result from the continued use and eventual disposition of the asset or asset group, an impairment is recognized for the excess of the carrying amount over its estimated fair value.

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

V)                     FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques include the market, income and cost approach.  The market approach uses information generated by market transactions involving identical or comparable assets or liabilities; the income approach converts estimated future amounts to a present value; the cost approach is based on the amount that currently would be required to replace an asset.

Inputs used in determining fair value are characterized according to a hierarchy that prioritizes those inputs based on the degree to which they are observable. The three input levels of the fair value hierarchy are as follows:

•     Level 1 - Inputs represent quoted prices in active markets for identical assets or liabilities, such as exchange-traded commodity derivatives.

•     Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

•     Level 3 - Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

In determining fair value, the Company utilizes the most observable inputs available. If a fair value measurement reflects inputs at multiple levels within the hierarchy, the fair value measurement is characterized based on the lowest level of input that is significant to the fair value measurement.

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable reported on the Consolidated Balance Sheet approximates fair value. The fair value of long-term debt is disclosed in Note 13.  Fair value information related to pension plan assets is included in Note 22.  Recurring fair value measurements are performed for risk management assets and liabilities and other derivative contracts as discussed in Note 23.

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

Derivative instruments that do not qualify for the normal purchases and sales exemption are measured at fair value with changes in fair value recognized in net earnings.  The fair values recorded in the Consolidated Balance Sheet reflect netting the asset and liability positions where counterparty master netting arrangements contain provisions for net settlement.  Realized gains or losses from financial derivatives related to natural gas and oil commodity prices are recognized in revenues as the contracts are settled.  Realized gains or losses from financial derivatives related to power commodity prices are recognized in transportation and processing expense as the related power contracts are settled.  Realized gains or losses from other derivative contracts related to certain payment obligations are recognized in revenues as the obligations are settled. Unrealized gains and losses are recognized in revenues and transportation and processing expense accordingly, at the end of each respective reporting period based on the changes in fair value of the contracts.

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

Y)                     RECENT ACCOUNTING PRONOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2015, Encana adopted Accounting Standards Update (“ASU”) 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” as issued by the Financial Accounting Standards Board (“FASB”). The update amends the criteria and expands the disclosures for reporting discontinued operations.  Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments have been applied prospectively and have not had a material impact on the Company’s Consolidated Financial Statements.

On December 31, 2015, Encana early adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes” which requires deferred income tax assets and liabilities to be classified as non-current on the balance sheet.  Previously, deferred income tax assets and liabilities were classified as current and non-current on the balance sheet. The amendments have been applied retrospectively and had no impact on the Company’s results of operations or cash flows. The impacts on the Company’s Consolidated Balance Sheets are as follows:

As at December 31 ($ millions)	2015	2014

Prior to Adoption of ASU 2015-17:
Deferred Income Taxes
Current Assets	$ 22	$ -
Non-current Assets	1,060	296
Current Liabilities	1	128
Non-current Liabilities	24	1,829

Adoption of ASU 2015-17:
Deferred Income Taxes
Non-current Assets	$ 1,081	$ 206
Non-current Liabilities	24	1,867

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

NEW STANDARDS ISSUED NOT YET ADOPTED

As of January 1, 2016, Encana will be required to adopt the following pronouncements issued by FASB:

•

ASU 2014-12, “Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period”.  The update requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition.  The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•

ASU 2015-02, “Amendments to the Consolidation Analysis”. The update requires limited partnerships and similar entities to be evaluated under the variable interest and voting interest models, eliminate the presumption that a general partner should consolidate a limited partnership, and simplify the identification of variable interests and related effect on the primary beneficiary criterion when fees are paid to a decision maker.  The amendments can be applied using either a full retrospective approach or a modified retrospective approach at the date of adoption.  The amendments are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•

ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. The update requires debt issuance costs to be presented on the balance sheet as a deduction from the carrying amount of the related liability. Currently, debt issuance costs are presented as a deferred charge within assets. In August 2015, the FASB issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”.  The update further clarifies that regardless of whether there are outstanding borrowings, debt issuance costs arising from credit arrangements can be presented as an asset and subsequently amortized ratably over the term of the arrangement.  These amendments will be applied retrospectively.  As at December 31, 2015, $30 million of debt issuance costs were presented in Other Assets on the Company’s Consolidated Balance Sheet (2014 – $39 million).

As of January 1, 2018, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board.  The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification.  The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the company expects to be entitled to in exchange for those goods or services.  In August 2015, the FASB issued ASU 2015-14, “Deferral of Effective Date for Revenue from Contracts with Customers”, which deferred the effective date of ASU 2014-09, but permits early adoption using the original effective date of January 1, 2017.  The standard can be applied using one of two retrospective application methods at the date of adoption.  Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

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

•

Market Optimization is primarily responsible for the sale of the Company’s proprietary production.  These results are included in the Canadian and USA Operations.  Market optimization activities include third party purchases and sales of product to provide operational flexibility and cost mitigation for transportation commitments, product type, delivery points and customer diversification.  These activities are reflected in the Market Optimization segment.  Market Optimization sells substantially all of the Company’s upstream production to third party customers.  Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instruments relate.

The Consolidated Statement of Earnings for the comparative periods ended December 31, 2014 and December 31, 2013 and the accompanying segmented information disclosed in this note have been updated to present property taxes and certain other levied charges within production, mineral and other taxes.  Formerly, these property taxes and other charges were presented in either transportation and processing expense or operating expense.  Encana has updated its presentation to more accurately reflect these charges within the Consolidated Statement of Earnings based on the nature of the expense recognized and to more closely align with the Company’s peers.  As a result, for the year ended December 31, 2014, the Canadian Operations has reclassified $9 million (2013 – $9 million) from transportation and processing expense and $40 million (2013 – $36 million) from operating expense to production, mineral and other taxes.   In addition, for the year ended December 31, 2014, the USA Operations has reclassified $28 million (2013 – $6 million) from operating expense to production, mineral and other taxes.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Results of Operations

Segment and Geographic Information

	Canadian Operations			USA Operations			Market Optimization
For the years ended December 31	2015	2014	2013	2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties	$ 1,822	$ 3,310	$ 2,824	$ 2,491	$ 2,902	$ 2,763	$ 365	$ 1,248	$ 512

Expenses
Production, mineral and other taxes	28	64	60	116	146	113	-	-	-
Transportation and processing	654	826	747	580	658	722	12	-	-
Operating	152	274	336	519	326	417	33	39	38
Purchased product	-	-	-	-	-	-	323	1,191	441
	988	2,146	1,681	1,276	1,772	1,511	(3)	18	33
Depreciation, depletion and amortization	305	625	601	1,088	992	818	-	4	12
Impairments	-	-	-	6,473	-	-	-	-	-
	$ 683	$ 1,521	$ 1,080	$ (6,285)	$ 780	$ 693	$ (3)	$ 14	$ 21

				Corporate & Other			Consolidated
				2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties				$ (256)	$ 559	$ (241)	$ 4,422	$ 8,019	$ 5,858

Expenses
Production, mineral and other taxes				-	-	-	144	210	173
Transportation and processing				6	12	(2)	1,252	1,496	1,467
Operating				19	28	38	723	667	829
Purchased product				-	-	-	323	1,191	441
				(281)	519	(277)	1,980	4,455	2,948
Depreciation, depletion and amortization				95	124	134	1,488	1,745	1,565
Impairments				-	-	21	6,473	-	21
				$ (376)	$ 395	$ (432)	(5,981)	2,710	1,362

Accretion of asset retirement obligation							45	52	53
Administrative							275	327	439
Interest							614	654	563
Foreign exchange (gain) loss, net							1,082	403	325
(Gain) loss on divestitures							(14)	(3,426)	(7)
Other							27	71	1
							2,029	(1,919)	1,374
Net Earnings (Loss) Before Income Tax							(8,010)	4,629	(12)
Income tax expense (recovery)							(2,845)	1,203	(248)
Net Earnings (Loss)							(5,165)	3,426	236
Net earnings attributable to noncontrolling interest							-	(34)	-
Net Earnings (Loss) Attributable to Common Shareholders							$ (5,165)	$ 3,392	$ 236

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

Intersegment Information

				Market Optimization
	Marketing Sales			Upstream Eliminations			Total
For the years ended December 31	2015	2014	2013	2015	2014	2013	2015	2014	2013

Revenues, Net of Royalties	$ 4,309	$ 7,371	$ 5,662	$ (3,944)	$ (6,123)	$ (5,150)	$ 365	$ 1,248	$ 512

Expenses
Transportation and processing	348	458	516	(336)	(458)	(516)	12	-	-
Operating	33	62	75	-	(23)	(37)	33	39	38
Purchased product	3,931	6,822	4,993	(3,608)	(5,631)	(4,552)	323	1,191	441
Operating Cash Flow	$ (3)	$ 29	$ 78	$ -	$ (11)	$ (45)	$ (3)	$ 18	$ 33

Capital Expenditures

For the years ended December 31	2015	2014	2013

Canadian Operations	$ 380	$ 1,226	$ 1,365
USA Operations	1,847	1,285	1,283
Market Optimization	1	-	3
Corporate & Other	4	15	61
	$ 2,232	$ 2,526	$ 2,712

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets (1)
As at December 31	2015	2014	2015	2014	2015	2014

Canadian Operations	$ 661	$ 788	$ 1,100	$ 2,338	$ 2,036	$ 3,544
USA Operations	2,129	2,129	7,249	13,817	10,405	16,798
Market Optimization	-	-	1	1	95	181
Corporate & Other	-	-	1,507	1,859	3,108	4,008
	$ 2,790	$ 2,917	$ 9,857	$ 18,015	$ 15,644	$ 24,531

(1)  Total Assets for 2014 has been restated due to the early adoption of ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, as described in Note 1.

Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

	Goodwill		Property, Plant and Equipment		Total Assets (1)
As at December 31	2015	2014	2015	2014	2015	2014

Canada	$ 661	$ 788	$ 2,495	$ 4,070	$ 5,063	$ 7,182
United States	2,129	2,129	7,362	13,945	10,570	17,271
Other Countries	-	-	-	-	11	78
	$ 2,790	$ 2,917	$ 9,857	$ 18,015	$ 15,644	$ 24,531

(1)  Total Assets for 2014 has been restated due to the early adoption of ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, as described in Note 1.

Export Sales

Sales of natural gas and liquids produced or purchased in Canada delivered to customers outside of Canada were $153 million (2014 – $338 million; 2013 – $243 million).

Major Customers

In connection with the marketing and sale of Encana’s own and purchased natural gas and liquids for the year ended December 31, 2015, the Company had one customer which individually accounted for more than 10 percent of Encana’s consolidated revenues, net of royalties.  Sales to this customer, which has an investment grade credit rating, were approximately $446 million which comprised $138 million in Canada and $308 million in the United States (2014 – one customer with sales of approximately $1,043 million; 2013 – one customer with sales of approximately $815 million).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

3. Business Combinations

Eagle Ford Acquisition

On June 20, 2014, Encana completed the acquisition of properties located in the Eagle Ford shale formation for approximately $2.9 billion, after closing adjustments.  The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas.  Encana funded the acquisition with cash on hand.  Transaction costs of approximately $9 million were included in other expenses.  The assets acquired generated revenues of $585 million and net earnings of $222 million for the period from June 20, 2014 to December 31, 2014.

Athlon Energy Inc. Acquisition

On November 13, 2014, Encana completed the acquisition of all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) for $5.93 billion, or $58.50 per share.  In addition, Encana assumed Athlon’s $1.15 billion senior notes and repaid and terminated Athlon’s credit facility with indebtedness outstanding of $335 million.  Encana funded the acquisition of Athlon with cash on hand.  Transaction costs of approximately $31 million were included in other expenses.  Following completion of the acquisition, Athlon’s $1.15 billion senior notes were redeemed in accordance with the provisions of the governing indentures as discussed in Note 13.  Athlon’s operations focused on the acquisition and development of oil and gas properties located in the Permian Basin in west Texas.  The assets acquired generated revenues of $176 million and a net loss of $3 million for the period from November 13, 2014 to December 31, 2014.

Purchase Price Allocations

The transactions were accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.  The final purchase price allocations, representing consideration paid and the fair values of the assets acquired and liabilities assumed as of the acquisition date, are shown in the table below.

Purchase Price Allocation	Eagle Ford	Athlon (1)
Assets Acquired:
Cash	$ -	$ 2
Accounts receivable and other current assets	4	133
Risk management	-	80
Proved properties	2,873	2,124
Unproved properties	78	5,338
Other property, plant and equipment	-	2
Other assets	-	2
Goodwill	-	1,724
Liabilities Assumed:
Accounts payable and accrued liabilities	-	(195)
Long-term debt, including revolving credit facility	-	(1,497)
Asset retirement obligation	(32)	(25)
Deferred income taxes	-	(1,724)
Total Purchase Price	$ 2,923	$ 5,964

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

Goodwill arose from the Athlon acquisition primarily from the requirement to recognize deferred taxes on the difference between the fair value of the assets acquired and liabilities assumed and the respective carry-over tax basis.  Goodwill is not amortized and is not deductible for tax purposes.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information combines the historical financial results of Encana with Eagle Ford and Athlon, and has been prepared assuming the acquisitions occurred on January 1, 2014.  The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combinations had been completed at the date indicated.  In addition, the pro forma information does not project Encana’s results of operations for any future period. The Company’s consolidated results for the year ended December 31, 2015 include the results from Eagle Ford and Athlon.

For the year ended December 31, 2014 ($ millions, except per share amounts)	Eagle Ford	Athlon

Revenues, Net of Royalties	$ 8,760	$ 8,572
Net Earnings Attributable to Common Shareholders	$ 3,641	$ 3,486
Net Earnings per Common Share
Basic & Diluted	$ 4.91	$ 4.71

4. Acquisitions and Divestitures

For the years ended December 31	2015	2014	2013

Acquisitions
Canadian Operations	$ 9	$ 21	$ 28
USA Operations	27	2,995	156
Corporate & Other	34	-	-
Total Acquisitions	70	3,016	184

Divestitures
Canadian Operations	(959)	(1,847)	(685)
USA Operations	(896)	(2,264)	(18)
Market Optimization	-	(205)	-
Corporate & Other	(53)	(29)	(2)
Total Divestitures	(1,908)	(4,345)	(705)
Net Acquisitions & (Divestitures)	$ (1,838)	$ (1,329)	$ (521)

ACQUISITIONS

Acquisitions in 2014 primarily included the purchase of certain properties in the Eagle Ford shale formation in south Texas as described in Note 3.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

DIVESTITURES

For the year ended December 31, 2015, amounts received on the sale of assets were $1,908 million (2014 – $4,345 million; 2013 – $705 million).  In 2015, divestitures were $959 million in the Canadian Operations and $896 million in the USA Operations.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for divestitures that resulted in a significant alteration between capitalized costs and proved reserves in the respective country cost centre.  For divestitures that resulted in a gain or loss and constituted a business, goodwill was allocated to the divestiture.  During the year ended December 31, 2015, there was no goodwill allocated to divestitures.

Canadian Operations

In 2015, divestitures in the Canadian Operations primarily included the sale of certain assets in Wheatland located in central and southern Alberta for proceeds of approximately C$557 million ($467 million), after closing adjustments, the sale of certain natural gas gathering and compression assets in Montney in northeastern British Columbia for proceeds of approximately C$450 million ($355 million), after closing adjustments, and certain properties that do not complement Encana’s existing portfolio of assets.

In 2014, divestitures in the Canadian Operations primarily included the sale of the Company’s Bighorn assets in west central Alberta for approximately $1,725 million, after closing adjustments.  For the year ended December 31, 2014, Encana recognized a gain of approximately $1,014 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million.

In 2013, divestitures in the Canadian Operations included the sale of the Company’s Jean Marie natural gas assets in northeast British Columbia and other assets.

USA Operations

In 2015, divestitures in the USA Operations primarily included the sale of the Haynesville natural gas assets located in northern Louisiana for proceeds of approximately $769 million, after closing adjustments, and certain properties that do not complement Encana’s existing portfolio of assets.

In 2014, divestitures in the USA Operations primarily included the sale of the Jonah properties for proceeds of approximately $1,636 million, after closing adjustments, and the sale of certain properties in East Texas for proceeds of approximately $495 million, after closing adjustments.  For the year ended December 31, 2014, Encana recognized a gain of approximately $209 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Market Optimization

For the year ended December 31, 2014, divestitures in Market Optimization were $205 million and primarily included the Company’s electricity generation assets.

Corporate and Other

For the year ended December 31, 2015, Corporate and Other acquisitions and divestitures primarily included the purchase and subsequent sale of the Encana Place office building located in Calgary, which resulted in a gain on divestiture of approximately $12 million.

OTHER CAPITAL TRANSACTIONS

The following transactions involved the acquisition or disposition of common shares and, therefore, have been excluded from the acquisitions and divestitures table above.

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

5.         Interest

For the years ended December 31	2015	2014	2013

Interest Expense on:
Debt	$ 497	$ 509	$ 460
The Bow office building	65	75	76
Capital leases	28	37	9
Other	24	33	18
	$ 614	$ 654	$ 563

Interest Expense on Debt for the year ended December 31, 2015 included a one-time interest payment of approximately $165 million resulting from the April 2015 early redemption of the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018 as discussed in Note 13.

Interest Expense on Debt for the year ended December 31, 2014 included a one-time outlay of approximately $125 million associated with the early redemption of senior notes assumed in conjunction with the Athlon acquisition as described in Note 13.

Interest on Capital leases and Other were previously reported together in 2013.

6.         Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2015	2014	2013

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$ 754	$ 456	$ 349
Translation of U.S. dollar risk management contracts issued from Canada	(67)	(16)	(19)
	687	440	330
Foreign Exchange on Settlements	358	28	20
Other Monetary Revaluations	37	(65)	(25)
	$ 1,082	$ 403	$ 325

Foreign Exchange on Settlements included foreign exchange on intercompany transactions and foreign exchange on settlement of long-term debt previously reported in Other Monetary Revaluations.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

7.         Income Taxes

The provision for income taxes is as follows:

For the years ended December 31	2015	2014	2013

Current Tax
Canada	$ (25)	$ 249	$ (152)
United States	(17)	(21)	(64)
Other Countries	8	15	25
Total Current Tax Expense (Recovery)	(34)	243	(191)

Deferred Tax
Canada	(316)	713	(106)
United States	(2,495)	246	52
Other Countries	-	1	(3)
Total Deferred Tax Expense (Recovery)	(2,811)	960	(57)
Income Tax Expense (Recovery)	$ (2,845)	$ 1,203	$ (248)

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

For the years ended December 31	2015	2014	2013

Net Earnings (Loss) Before Income Tax
Canada	$ (2,014)	$ 3,744	$ (316)
United States	(6,963)	665	46
Other Countries	967	220	258
Total Net Earnings (Loss) Before Income Tax	(8,010)	4,629	(12)
Canadian Statutory Rate	26.4%	25.7%	25.1%
Expected Income Tax	(2,115)	1,190	(3)
Effect on Taxes Resulting From:
Statutory rate and other foreign differences	(776)	7	(42)
Effect of legislative changes	(11)	-	(70)
Non-taxable capital (gains) losses	132	64	48
Tax differences on divestitures and transactions	(8)	8	(28)
Partnership tax allocations in excess of funding	(21)	(53)	(41)
Amounts in respect of prior periods	(8)	(19)	(103)
Other	(38)	6	(9)
	$ (2,845)	$ 1,203	$ (248)
Effective Tax Rate	35.5%	26.0%	2,066.7%

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The net deferred income tax asset (liability) consists of:

As at December 31	2015	2014

Deferred Income Tax Assets
Property, plant and equipment	$ 226	$ 217
Compensation plans	72	91
Interest and other deferred deductions	224	59
Unrealized foreign exchange losses	36	-
Non-capital and net capital losses carried forward	1,009	492
Alternative minimum tax and foreign tax credits	208	205
Less valuation allowance	(12)	(12)
Other	99	72

Deferred Income Tax Liabilities
Property, plant and equipment	(660)	(2,485)
Risk management	(122)	(226)
Unrealized foreign exchange gains	-	(48)
Other	(23)	(26)
Net Deferred Income Tax Asset (Liability)	$ 1,057	$ (1,661)

The net deferred income tax asset (liability) for the following jurisdictions is reflected in the Consolidated Balance Sheet as follows:

As at December 31	2015	2014 (1)

Deferred Income Tax Assets
Canada	$ 411	$ 178
United States	670	28
	1,081	206

Deferred Income Tax Liabilities
Canada	(24)	(22)
United States	-	(1,845)
	(24)	(1,867)
Net Deferred Income Tax Asset (Liability)	$ 1,057	$ (1,661)

(1)  2014 has been restated due to the early adoption of ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, as described in Note 1.

Tax pools, loss carryforwards, charitable donations and tax credits that can be utilized in future years are as follows:

As at December 31	2015	Expiration Date

Canada
Tax pools	$ 1,458	Indefinite
Net capital losses	129	Indefinite
Non-capital losses	84	2027 – 2035
Charitable donations	1	2020
United States
Tax basis	$ 5,195	Indefinite
Non-capital losses (Federal)	2,659	2031 – 2035
Interest and other deferred deductions	619	Indefinite
Charitable donations	10	2018 – 2019
Alternative minimum tax credits	10	Indefinite
Foreign tax credits (net of valuation allowance)	186	2021 – 2025

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

As at December 31, 2015, approximately $2.2 billion of Encana’s unremitted earnings from its foreign subsidiaries were considered to be permanently reinvested outside of Canada and, accordingly, Encana has not recognized a deferred tax liability for Canadian income taxes in respect of such earnings.  If such earnings were to be remitted to Canada, Encana may be subject to Canadian income taxes and foreign withholding taxes.  However, determination of any potential amount of unrecognized deferred income tax liabilities is not practicable.

The following table presents changes in the balance of Encana’s unrecognized tax benefits excluding interest:

For the years ended December 31	2015	2014

Balance, Beginning of Year	$ (382)	$ (119)
Additions for tax positions taken in the current year	-	(289)
Additions for tax positions of prior years	(6)	(1)
Reductions for tax positions of prior years	1	2
Lapse of statute of limitations	4	-
Settlements	5	2
Foreign currency translation	61	23
Balance, End of Year	$ (317)	$ (382)

The unrecognized tax benefit is reflected in the Consolidated Balance Sheet as follows:

For the years ended December 31	2015	2014

Income tax receivable	$ (61)	$ (36)
Other liabilities and provisions (See Note 14)	(189)	(279)
Deferred income tax asset (1)	(67)	(67)
Balance, End of Year	$ (317)	$ (382)

(1)  The 2014 deferred income tax asset balance has been restated due to the early adoption of ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, as described in Note 1.

If recognized, all of Encana’s unrecognized tax benefits as at December 31, 2015 would affect Encana’s effective income tax rate.  Encana does not anticipate that the amount of unrecognized tax benefits will significantly change during the next 12 months.

Encana recognizes interest accrued in respect of unrecognized tax benefits in interest expense.  During 2015, Encana recognized $2 million (2014 – expense of $1 million; 2013 – recovery of $6 million) in interest expense.  As at December 31, 2015, Encana had a liability of $3 million (2014 – $2 million) for interest accrued in respect of unrecognized tax benefits.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by the taxation authorities.

Jurisdiction	Taxation Year

Canada - Federal	2006 – 2015
Canada - Provincial	2006 – 2015
United States - Federal	2011 – 2015
United States - State	2010 – 2015
Other	2015

Encana and its subsidiaries file income tax returns primarily in Canada and the United States.  Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

8.         Accounts Receivable and Accrued Revenues

As at December 31	2015	2014

Trade Receivables and Accrued Revenue	$ 606	$ 1,223
Prepaids	25	60
Deposits and Other	18	30
	649	1,313
Allowance for Doubtful Accounts	(4)	(6)
	$ 645	$ 1,307

Trade receivables are non-interest bearing.  In determining the recoverability of trade receivables, the Company considers the age of the outstanding receivable and the credit worthiness of the counterparties.  See Note 24 for further information about credit risk.

9.         Property, Plant and Equipment, Net

As at December 31	2015			2014
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$ 14,866	$ (14,170)	$ 696	$ 18,271	$ (16,566)	$ 1,705
Unproved properties	334	-	334	478	-	478
Other	70	-	70	155	-	155
	15,270	(14,170)	1,100	18,904	(16,566)	2,338

USA Operations
Proved properties	25,723	(23,822)	1,901	24,279	(16,260)	8,019
Unproved properties	5,282	-	5,282	5,655	-	5,655
Other	66	-	66	143	-	143
	31,071	(23,822)	7,249	30,077	(16,260)	13,817

Market Optimization	5	(4)	1	8	(7)	1
Corporate & Other	2,098	(591)	1,507	2,470	(611)	1,859
	$ 48,444	$ (38,587)	$ 9,857	$ 51,459	$ (33,444)	$ 18,015

(1)   Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $217 million which have been capitalized during the year ended December 31, 2015 (2014 – $306 million).  Included in Corporate and Other are $58 million (2014 – $65 million) of international property costs, which have been fully impaired.

For the year ended December 31, 2015, the Company recognized before-tax ceiling test impairments of $6,473 million (2014 – nil; 2013 – nil) in the U.S. cost centre, which are included within accumulated DD&A in the table above.  The impairments resulted primarily from the decline in the 12-month average trailing commodity prices which reduced proved reserves volumes and values.  There were no ceiling test impairments in the Canadian cost centre for the year ended December 31, 2015 (2014 – nil; 2013 - nil).

The 12-month average trailing prices used in the ceiling test calculations reflect benchmark prices adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality.  The benchmark prices are disclosed in Note 27.

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

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia at which time the Company recorded a capital lease asset and a corresponding capital lease obligation related to the Production Field Centre (“PFC”).  Variable interests related to the PFC are described in Note 19.

As at December 31, 2015, the total carrying value of assets under capital lease was $376 million (2014 – $547 million), net of accumulated amortization of $310 million (2014 – $225 million).  Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Consolidated Balance Sheet and are disclosed in Note 14.

Other Arrangement

As at December 31, 2015, Corporate and Other property, plant and equipment and total assets include a carrying value of $1,179 million (2014 – $1,431 million) related to The Bow office building, which is under a 25-year lease agreement.  The Bow asset is being depreciated over the 60-year estimated life of the building.  At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 14.

10.       Other Assets

As at December 31	2015	2014

Long-Term Investments	$ 161	$ 163
Long-Term Receivables	70	136
Debt Issuance Costs (See Note 1)	30	39
Deferred Charges	11	9
Other	24	47
	$ 296	$ 394

11.       Goodwill

As at December 31	2015	2014

Canada	$ 661	$ 788
United States	2,129	2,129
	$ 2,790	$ 2,917

There were no additions or dispositions of goodwill during 2015.  The change in the Canada goodwill balance reflects the movements due to foreign currency translation.

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

Goodwill was assessed for impairment as at December 31, 2015 and December 31, 2014.  The fair values of the Canada and United States reporting units were determined to be greater than the respective carrying values of the reporting units.  Accordingly, no goodwill impairments were recognized.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12.       Accounts Payable and Accrued Liabilities

As at December 31	2015	2014

Trade Payables	$ 254	$ 396
Capital Accruals	257	729
Royalty and Production Accruals	345	527
Other Accruals	280	385
Interest Payable	80	100
Outstanding Disbursements	-	4
Current Portion of Capital Lease Obligations (See Note 14)	54	59
Current Portion of Asset Retirement Obligation (See Note 15)	41	43
	$ 1,311	$ 2,243

Payables and accruals are non-interest bearing.  Interest payable represents amounts accrued related to Encana’s unsecured notes as disclosed in Note 13.

13.       Long-Term Debt

As at December 31	Note	2015	2014

Canadian Dollar Denominated Debt
Canadian Unsecured Notes:	B
5.80% due January 18, 2018		$ -	$ 647
		-	647

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	A	650	1,277
U.S. Unsecured Notes:	B
5.90% due December 1, 2017		-	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400
		5,350	6,677
Total Principal	F	5,350	7,324

Increase in Value of Debt Acquired	C	27	34
Debt Discounts	D	(14)	(18)
Current Portion of Long-Term Debt	E	-	-
		$ 5,363	$ 7,340

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

A)                    REVOLVING CREDIT AND TERM LOAN BORROWINGS

U.S. Dollar Denominated Revolving Credit and Term Loan Borrowings

At December 31, 2015, Encana had in place committed revolving bank credit facilities totaling $4.5 billion which included $3.0 billion on a revolving bank credit facility for Encana and $1.5 billion on a revolving bank credit facility for a U.S. subsidiary.  The facilities are extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana.  The facilities mature in July 2020, and are fully revolving up to maturity.  Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants as at December 31, 2015.

The Encana facility is unsecured and bears interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR, plus applicable margins.  As at December 31, 2015, the Company had borrowed LIBOR loans of $210 million maturing at various dates with a weighted average interest rate of 1.87 percent.  The Encana facility also backstopped commercial paper of $440 million maturing at various dates with a weighted average interest rate of 1.13 percent. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements within the next year.  Of the $3.0 billion revolving bank credit facility, $2,350 million remained unused.

The U.S. subsidiary facility, which remained unused as at December 31, 2015, bears interest at either the lenders’ U.S. base rate or LIBOR, plus applicable margins.

Standby fees paid in 2015 relating to revolving credit and term loan agreements were approximately $11 million (2014 – $12 million; 2013 – $14 million).

B)                    UNSECURED NOTES

Shelf Prospectus

In 2014, Encana filed a short form base shelf prospectus, whereby the Company may issue from time to time up to $6.0 billion, or the equivalent in foreign currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants and units in Canada and/or the U.S.  During March 2015, the Company filed a prospectus supplement to the base shelf prospectus for the issuance of common shares as described in Note 16.  At December 31, 2015, $4.9 billion remained accessible under the shelf prospectus, the availability of which is dependent upon market conditions.  The shelf prospectus expires in July 2016.

U.S. and Canadian Unsecured Notes

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures and have equal priority with respect to the payment of both principal and interest.

On March 5, 2015, Encana provided notice to noteholders that it would redeem the Company’s $700 million 5.90 percent notes due December 1, 2017 and C$750 million 5.80 percent medium-term notes due January 18, 2018. On April 6, 2015, the Company used net proceeds from the common shares issued, as disclosed in Note 16, and cash on hand to complete the note redemptions.  In conjunction with the early note redemptions, the Company incurred a one-time interest payment of approximately $165 million as discussed in Note 5.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes due May 1, 2014.  The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting noteholders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

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

On December 16, 2014, Encana completed the redemption of the $500 million 7.375 percent senior notes due April 15, 2021 and the $650 million 6.00 percent senior notes due May 1, 2022, which were assumed by Encana in conjunction with the Athlon acquisition as discussed in Note 3.  The Company recognized a one-time outlay of approximately $125 million as a result of the early redemption as discussed in Note 5.  Encana used proceeds from the Company’s revolving credit facility of $1,277 million to redeem the senior notes.

C)                    INCREASE IN VALUE OF DEBT ACQUIRED

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition.  The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, which is approximately 15 years.

In conjunction with the Athlon acquisition in 2014, the Company recorded an increase in the fair value of the debt acquired of approximately $12 million, which was expensed upon redemption of the senior notes and is included in other expenses in the Company’s Consolidated Statement of Earnings.

D)                    DEBT DISCOUNTS

Long-term debt premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method.  During 2015 and 2014, no debt discounts were capitalized.

E)                     CURRENT PORTION OF LONG-TERM DEBT

As at December 31, 2015 and 2014, there was no current portion of long-term debt.

F)                      MANDATORY DEBT PAYMENTS

Principal
As at December 31	Amount

2016	$ -
2017	-
2018	-
2019	500
2020	650
Thereafter	4,200
Total	$ 5,350

The revolving credit facilities are fully revolving for a period of up to five years.  Based on the current maturity dates of the credit facilities, the payments are included in 2020.

As at December 31, 2015, total long-term debt had a carrying value of $5,363 million and a fair value of $4,630 million (2014 – carrying value of $7,340 million and a fair value of $7,788 million).  The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

14. Other Liabilities and Provisions

As at December 31	2015	2014

The Bow Office Building (See Note 9)	$ 1,238	$ 1,486
Capital Lease Obligations (See Note 9)	353	473
Unrecognized Tax Benefits (See Note 7)	189	279
Pensions and Other Post-Employment Benefits	115	144
Long-Term Incentives (See Note 21)	23	70
Other Derivative Contracts (See Notes 23, 24)	23	-
Other	34	32
	$ 1,975	$ 2,484

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

(undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Expected Future Lease Payments	$ 68	$ 68	$ 69	$ 69	$ 70	$ 1,315	$ 1,659
Sublease Recoveries	$ (34)	$ (34)	$ (34)	$ (34)	$ (34)	$ (646)	$ (816)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and the PFC.  Variable interests related to the PFC are described in Note 19.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2016	2017	2018	2019	2020	Thereafter	Total

Expected Future Lease Payments	$ 98	$ 99	$ 99	$ 99	$ 99	$ 133	$ 627
Less Amounts Representing Interest	44	42	38	34	31	31	220
Present Value of Expected
Future Lease Payments	$ 54	$ 57	$ 61	$ 65	$ 68	$ 102	$ 407

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

15. Asset Retirement Obligation

As at December 31	2015	2014

Asset Retirement Obligation, Beginning of Year	$ 913	$ 966
Liabilities Incurred and Acquired	19	85
Liabilities Settled and Divested	(217)	(188)
Change in Estimated Future Cash Outflows	115	35
Accretion Expense	45	52
Foreign Currency Translation	(61)	(37)
Asset Retirement Obligation, End of Year	$ 814	$ 913

Current Portion (See Note 12)	$ 41	$ 43
Long-Term Portion	773	870
	$ 814	$ 913

16. Share Capital

AUTHORIZED

The Company is authorized to issue an unlimited number of no par value common shares and Class A Preferred Shares limited to a number equal to not more than 20 percent of the issued and outstanding number of common shares at the time of issuance.

ISSUED AND OUTSTANDING

As at December 31	2015		2014
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	741.2	$ 2,450	740.9	$ 2,445
Common Shares Issued	98.4	1,098	-	-
Common Shares Issued under Dividend Reinvestment Plan	10.2	73	0.3	5
Common Shares Outstanding, End of Year	849.8	$ 3,621	741.2	$ 2,450

On March 5, 2015, Encana filed a prospectus supplement (the “Share Offering”) to the Company’s base shelf prospectus for the issuance of 85,616,500 common shares and granted an over-allotment option for up to an additional 12,842,475 common shares at a price of C$14.60 per common share, pursuant to an underwriting agreement.  The aggregate gross proceeds from the Share Offering were approximately C$1.44 billion ($1.13 billion).  After deducting underwriter’s fees and costs of the Share Offering, the net proceeds received were approximately C$1.39 billion ($1.09 billion).

During the year ended December 31, 2015, Encana issued 10,246,221 common shares totaling $73 million under the Company’s dividend reinvestment plan (“DRIP”).  During the year ended December 31, 2014, Encana issued 240,839 common shares totaling $5 million under the DRIP.

DIVIDENDS

For the year ended December 31, 2015, Encana paid dividends of $0.28 per common share totaling $225 million (2014 – $0.28 per common share totaling $207 million; 2013 – $0.67 per common share totaling $494 million).  The Company’s quarterly dividend payment in 2015 and 2014 was $0.07 per common share.  The quarterly dividend payment in 2013 was $0.20 per common share for the first three quarters and $0.07 per common share for the fourth quarter.  Common shares issued as part of the Share Offering as described above were not eligible to receive the dividend paid on March 31, 2015.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

For the year ended December 31, 2015, the dividends paid included $73 million in common shares as disclosed above, which were issued in lieu of cash dividends under the DRIP (2014 – $5 million; 2013 – $93 million).

On February 23, 2016, the Board declared a dividend of $0.015 per common share payable on March 31, 2016 to common shareholders of record as of March 15, 2016.

EARNINGS PER COMMON SHARE

The following table presents the computation of net earnings per common share:

For the years ended December 31 (millions, except per share amounts)	2015	2014	2013

Net Earnings (Loss) Attributable to Common Shareholders	$ (5,165)	$ 3,392	$ 236

Number of Common Shares:
Weighted average common shares outstanding - Basic	822.1	741.0	737.7
Effect of dilutive securities	-	-	-
Weighted average common shares outstanding - Diluted	822.1	741.0	737.7

Net Earnings (Loss) per Common Share
Basic	$ (6.28)	$ 4.58	$ 0.32
Diluted	$ (6.28)	$ 4.58	$ 0.32

ENCANA STOCK OPTION PLAN

Encana has share-based compensation plans that allow employees to purchase common shares of the Company.  Option exercise prices are not less than the market value of the common shares on the date the options are granted.  Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.  Commencing in March 2015, options granted expire seven years after the date granted.

All options outstanding as at December 31, 2015 have associated Tandem Stock Appreciation Rights (“TSARs”) attached.  In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.  In addition, certain stock options granted are performance-based.  The Performance TSARs vest and expire under the same terms and conditions as the underlying option.  Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures.  Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment.  As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.  See Note 21 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.

At December 31, 2015, there were 30.3 million common shares reserved for issuance under stock option plans (2014 – 27.3 million; 2013 – 19.1 million).

ENCANA RESTRICTED SHARE UNITS (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  The Company intends to settle vested RSUs in cash on the vesting date.  As a result, Encana does not consider RSUs to be potentially dilutive securities.  See Note 21 for further information on Encana’s outstanding RSUs.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

17. Accumulated Other Comprehensive Income

For the years ended December 31	2015	2014

Foreign Currency Translation Adjustment
Balance, Beginning of Year	$ 715	$ 693
Change in Foreign Currency Translation Adjustment	668	22
Balance, End of Year	$ 1,383	$ 715

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$ (26)	$ (9)
Net Actuarial Gains and (Losses) and Plan Amendment (See Note 22)	46	(22)
Income Taxes	(15)	7
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 22)	2	(1)
Income Taxes	-	-
Reclassification of Net Prior Service Costs and (Credits) to Net Earnings (See Note 22)	-	(1)
Income Taxes	-	-
Balance, End of Year	$ 7	$ (26)
Total Accumulated Other Comprehensive Income	$ 1,390	$ 689

18. Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 29, 2014, Encana completed an initial public offering (“IPO”) of 52.0 million common shares of PrairieSky at a price of C$28.00 per common share for gross proceeds of approximately C$1.46 billion.  On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million.  Encana received aggregate gross proceeds from the IPO of approximately C$1.67 billion ($1.54 billion). Subsequent to the IPO, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.  Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership.

The noncontrolling interest in the former consolidated subsidiary, PrairieSky, was reflected as a separate component in the Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2014.  Encana recorded $117 million of the proceeds from the IPO as a noncontrolling interest and the remainder of the proceeds of $1,427 million, less transaction costs of $82 million, was recognized as paid in surplus as at December 31, 2014.

Secondary Public Offering of Common Shares of PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share, for aggregate gross proceeds to Encana of approximately C$2.6 billion.  Following the completion of the secondary offering, Encana no longer held an interest in PrairieSky.  As discussed in Note 4, the PrairieSky divestiture resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre.  Accordingly, Encana recognized a gain on the divestiture of approximately $2,094 million, which is included in (gain) loss on divestitures in the Company’s Consolidated Statement of Earnings.  In conjunction with the divestiture, Encana derecognized the carrying amount of the net assets of $258 million, including goodwill of $39 million, and the noncontrolling interest of $133 million.

Distributions to Noncontrolling Interest Owners

During the period from May 29, 2014 to September 25, 2014, PrairieSky paid dividends of C$0.3174 per common share totaling $38 million, of which $18 million was attributable to the noncontrolling interest as presented in the Consolidated Statement of Changes in Shareholders’ Equity and Consolidated Statement of Cash Flows.

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

19. Variable Interest Entities

Production Field Centre

In 2008, Encana entered into a contract for the design, construction and operation of the PFC at its Deep Panuke facility.  Upon commencement of operations in December 2013, Encana recognized the PFC as a capital lease asset as described in Note 9.  Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021.

As a result of the purchase option and fixed price renewal options, Encana has determined it holds variable interests and that the related leasing entity qualifies as a variable interest entity (“VIE”).  Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance.  Encana is not required to provide any financial support or guarantees to the leasing entity or its affiliates, other than the contractual payments under the lease and operating agreements. Encana’s maximum exposure is the expected lease payments over the initial contract term.  As at December 31, 2015, Encana had a capital lease obligation of $340 million (2014 – $462 million) related to the PFC.

Veresen Midstream Limited Partnership

On March 31, 2015, Encana, along with the Cutbank Ridge Partnership (“CRP”), entered into natural gas gathering and compression agreements with Veresen Midstream Limited Partnership (“VMLP”), under an initial term of 30 years with two potential five-year renewal terms.  As part of the agreement, VMLP agreed to undertake future expansion of midstream services if required by Encana and the CRP in support of the anticipated future development of the Montney play.  In addition, VMLP provides to Encana and the CRP natural gas gathering and processing under agreements that were contributed to VMLP by its partner Veresen Inc., and have remaining terms of 17 years and up to a potential maximum of 10 one-year renewal terms.

Encana has determined that VMLP is a VIE and that Encana holds variable interests in VMLP.  Encana is not the primary beneficiary as the Company does not have the power to direct the activities that most significantly impact VMLP’s economic performance.  These key activities relate to the construction, operation, maintenance and marketing of the assets owned by VMLP.  The variable interests arise from certain terms under the long-term service agreements which include: i) a take or pay for volumes committed to certain gathering and processing assets; ii) an operating fee of which a portion can be converted into a fixed fee once VMLP assumes operatorship of certain compression assets; and iii) a potential payout of minimum costs associated with certain gathering and compression assets.  The potential payout of minimum costs will be assessed in the eighth year of the assets’ service period and is based on whether there is an overall shortfall of total system cash flows from natural gas gathered and compressed under certain service agreements.  The potential payout amount can be reduced in the event VMLP markets unutilized capacity to third party users.  Encana is not required to provide any financial support or guarantees to VMLP.

As a result of Encana’s involvement with VMLP, the maximum total exposure, which represents the potential exposure to Encana in the event the assets under the agreements are deemed worthless, is estimated to be $1,195 million as at December 31, 2015.  The estimate comprises the take or pay volume commitments and the potential payout of minimum costs.  The take or pay volume commitments associated with certain gathering and processing assets are included in Note 26 under Transportation and Processing.  The potential payout requirement is highly uncertain as the amount is contingent on future production estimates, pace of development and the amount of capacity contracted to third parties.  As at December 31, 2015, there were no accounts payable and accrued liabilities outstanding related to the take or pay commitment.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

20. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy.  Since the announcement, total restructuring charges primarily related to severance costs of $126 million, before tax, have been incurred, of which $4 million remained accrued as at December 31, 2015.  For the year ended December 31, 2015, $2 million in restructuring charges were incurred (2014 – $36 million).

During the second quarter of 2015, Encana revised its plans to align the organizational structure in continued support of the Company’s strategy.  During 2015, transition and severance costs of $62 million, before tax, were incurred, of which $9 million remained accrued as at December 31, 2015.

The remaining amounts accrued as noted above will be paid in early 2016.  Restructuring charges are included in administrative expense in the Consolidated Statement of Earnings.

21. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees.  They include TSARs, Performance TSARs, SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs.  These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, PSUs, and RSUs held by employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.  TSARs and SARs granted vest and are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.  Commencing in March 2015, TSARs and SARs granted expire seven years after the date granted.  Performance TSARs vest over a four-year period based on prescribed performance targets and expire if not eligible to vest after that time.  PSUs and RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The following weighted average assumptions were used to determine the fair value of the share units held by employees:

As at December 31, 2015	US$ Share Units	C$ Share Units

Risk Free Interest Rate	0.48%	0.48%
Dividend Yield	1.18%	1.09%
Expected Volatility Rate	39.16%	36.45%
Expected Term	1.4 yrs	1.5 yrs
Market Share Price	US$5.09	C$7.03

As at December 31, 2014	US$ Share Units	C$ Share Units

Risk Free Interest Rate	1.01%	1.01%
Dividend Yield	2.02%	1.91%
Expected Volatility Rate	30.66%	29.11%
Expected Term	1.5 yrs	1.7 yrs
Market Share Price	US$13.87	C$16.17

Volatility was estimated using historical rates.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company has recognized the following share-based compensation costs:

For the years ended December 31	2015	2014	2013

Compensation Costs of Transactions Classified as Cash-Settled	$ (29)	$ 25	$ 63
Compensation Costs of Transactions Classified as Equity-Settled (1)	-	(2)	3
Total Share-Based Compensation Costs	(29)	23	66
Less: Total Share-Based Compensation Costs Capitalized	10	(6)	(22)
Total Share-Based Compensation Expense	$ (19)	$ 17	$ 44

Recognized on the Consolidated Statement of Earnings in:
Operating expense	$ (7)	$ 12	$ 18
Administrative expense	(12)	5	26
	$ (19)	$ 17	$ 44

(1)   RSUs may be settled in cash or equity as determined by Encana.  The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

Included in the total share-based compensation for 2014 and 2013 are share units related to the 2009 corporate reorganization which include TSARs, Performance TSARs and SARs.  During 2014 and 2013, Encana recorded a reduction in compensation costs of $2 million and $15 million related to the Cenovus share units, respectively.  As at December 31, 2014, all remaining share units held by Cenovus employees have expired and there were no remaining obligations associated with the share plans from the 2009 corporate reorganization.

As at December 31, 2015, the liability for share-based payment transactions totaled $51 million (2014 – $99 million), of which $28 million (2014 – $29 million) is recognized in accounts payable and accrued liabilities and $23 million (2014 – $70 million) is recognized in other liabilities and provisions in the Consolidated Balance Sheet.

For the years ended December 31	2015	2014	2013

Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$ 47	$ 78	$ 121
Vested	4	21	48
	$ 51	$ 99	$ 169

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following sections outline certain information related to Encana’s compensation plans as at December 31, 2015.

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

The following tables summarize information related to the TSARs held by employees:

As at December 31	2015		2014
(thousands of units)	Outstanding TSARs	Weighted Average Exercise Price (C$)	Outstanding TSARs	Weighted Average Exercise Price (C$)

Outstanding, Beginning of Year	20,401	22.30	22,512	23.11
Granted	1,934	14.42	5,271	20.57
Exercised - SARs	-	-	(1,443)	19.84
Exercised - Options	-	-	(1)	18.06
Forfeited	(2,574)	20.89	(4,656)	23.16
Expired	(2,392)	32.63	(1,282)	29.06
Outstanding, End of Year	17,369	20.21	20,401	22.30
Exercisable, End of Year	9,981	21.71	9,951	25.40

As at December 31, 2015	Outstanding TSARs			Exercisable TSARs
Range of Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (C$)	Number of TSARs (thousands of units)	Weighted Average Exercise Price (C$)

10.00 to 19.99	8,015	3.06	17.25	3,606	18.10
20.00 to 29.99	7,659	2.15	20.90	4,680	21.09
30.00 to 39.99	1,695	0.14	31.08	1,695	31.08
	17,369	2.37	20.21	9,981	21.71

During the year, Encana recorded a reduction in compensation costs of $12 million related to the TSARs (2014 – reduction of compensation costs of $15 million; 2013 – compensation costs of $21 million).

As at December 31, 2015, there was approximately $1 million of total unrecognized compensation costs (2014 – $5 million) related to unvested TSARs held by employees.  The costs are expected to be recognized over a weighted average period of 1.5 years.

B)                    PERFORMANCE TANDEM STOCK APPRECIATION RIGHTS

In 2013, Encana granted Performance TSARs to the President & Chief Executive Officer.  The Performance TSARs vest and expire over the same terms and conditions as the underlying option. Under this 2013 grant, vesting is also subject to Encana achieving prescribed performance targets over a four-year period based on Encana’s share price performance.  Performance TSARs that do not vest when eligible are forfeited and cancelled.  As at December 31, 2015, there were 934,830 outstanding (exercisable – nil) Performance TSARs under this grant with a weighted average exercise price of C$18.00 and a weighted average remaining contractual life of 2.45 years.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

During the year, Encana recorded a reduction in compensation costs of $1 million related to the Performance TSARs (2014 – compensation costs of $1 million; 2013 – compensation costs of $1 million).

As at December 31, 2015, there were no unrecognized compensation costs (2014 – $1 million) related to unvested Performance TSARs.

C)                    STOCK APPRECIATION RIGHTS

Since 2010, U.S. dollar denominated SARs have been granted to eligible U.S. based employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price of the right.

The following tables summarize information related to U.S. dollar denominated SARs held by employees:

As at December 31	2015		2014
(thousands of units)	Outstanding SARs	Weighted Average Exercise Price (US$)	Outstanding SARs	Weighted Average Exercise Price (US$)

Outstanding, Beginning of Year	12,264	23.04	14,930	23.79
Granted	1,444	12.30	3,139	19.10
Exercised	-	-	(1,095)	19.96
Forfeited	(1,338)	20.00	(4,667)	23.49
Expired	(2,233)	30.58	(43)	26.04
Outstanding, End of Year	10,137	20.26	12,264	23.04
Exercisable, End of Year	6,149	22.49	7,310	25.97

As at December 31, 2015	Outstanding SARs			Exercisable SARs
Range of Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (US$)	Number of SARs (thousands of units)	Weighted Average Exercise Price (US$)

10.00 to 19.99	5,747	3.20	16.96	2,102	18.12
20.00 to 29.99	2,978	1.26	21.31	2,635	21.15
30.00 to 39.99	1,412	0.13	31.49	1,412	31.49
	10,137	2.20	20.26	6,149	22.49

During the year, Encana recorded a reduction of compensation costs of $5 million related to the SARs (2014 – reduction of compensation costs of $2 million; 2013 – compensation costs of $1 million).

As at December 31, 2015, there were no unrecognized compensation costs (2014 – $2 million) related to unvested SARs held by employees.

D)                    PERFORMANCE SHARE UNITS

Since 2010, PSUs have been granted to eligible employees, which entitle the employee to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU Plan.  PSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  Based on the performance assessment, up to a maximum of two times the original PSU grant may be eligible to vest in respect of the year being measured.  The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The ultimate value of the PSUs will depend upon Encana’s performance relative to predetermined corresponding performance targets measured over a three-year period.  For grants during 2010 through 2012, performance is measured relative to an internal recycle ratio as assessed by the Board on an annual basis to determine whether the performance criteria have been met.  For grants commencing in 2013, performance is measured over a three-year period relative to a specified peer group.

The following tables summarize information related to the PSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding PSUs
As at December 31	2015	2014

Unvested and Outstanding, Beginning of Year	1,222	1,134
Granted	1,438	457
Deemed Eligible to Vest	(36)	(211)
Units, in Lieu of Dividends	97	18
Forfeited	(118)	(176)
Unvested and Outstanding, End of Year	2,603	1,222

(thousands of units)	U.S. Dollar Denominated Outstanding PSUs
As at December 31	2015	2014

Unvested and Outstanding, Beginning of Year	278	363
Granted	845	167
Deemed Eligible to Vest	(5)	(173)
Units, in Lieu of Dividends	40	4
Forfeited	(133)	(83)
Unvested and Outstanding, End of Year	1,025	278

During the year, Encana recorded compensation costs of $1 million related to the outstanding PSUs (2014 – $4 million; 2013 – $11 million).

As at December 31, 2015, there was approximately $10 million of total unrecognized compensation costs (2014 – $12 million) related to unvested PSUs held by employees.  The costs are expected to be recognized over a weighted average period of 1.5 years.

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

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following table summarizes information related to the DSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding DSUs
As at December 31	2015	2014

Outstanding, Beginning of Year	891	1,027
Granted	41	152
Converted from HPR awards	139	-
Units, in Lieu of Dividends	32	14
Redeemed	(350)	(302)
Outstanding, End of Year	753	891

During the year, Encana recorded a reduction of compensation costs of $5 million related to the outstanding DSUs (2014 – compensation costs of $1 million; 2013 – compensation costs of $2 million).

F)                      RESTRICTED SHARE UNITS

Since 2011, RSUs have been granted to eligible employees.  An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement.  The value of one RSU is notionally equivalent to one Encana common share.  RSUs vest three years from the date granted, provided the employee remains actively employed with Encana on the vesting date.  As at December 31, 2015, Encana plans to settle the RSUs in cash on the vesting date.

The following tables summarize information related to the RSUs:

(thousands of units)	Canadian Dollar Denominated Outstanding RSUs
As at December 31	2015	2014

Unvested and Outstanding, Beginning of Year	5,887	5,130
Granted	3,381	2,785
Units, in Lieu of Dividends	306	94
Vested and Released	(206)	(1,368)
Forfeited	(1,254)	(754)
Unvested and Outstanding, End of Year	8,114	5,887

(thousands of units)	U.S. Dollar Denominated Outstanding RSUs
As at December 31	2015	2014

Unvested and Outstanding, Beginning of Year	3,110	3,475
Granted	3,206	1,767
Units, in Lieu of Dividends	218	51
Vested and Released	(51)	(1,071)
Forfeited	(574)	(1,112)
Unvested and Outstanding, End of Year	5,909	3,110

During the year, Encana recorded a reduction of compensation costs of $7 million related to the outstanding RSUs (2014 – compensation costs of $36 million; 2013 – compensation costs of $45 million).  As at December 31, 2015, $11 million of the paid in surplus balance related to the RSUs (2014 – $11 million).

As at December 31, 2015, there was approximately $26 million of total unrecognized compensation costs (2014 – $57 million) related to unvested RSUs held by employees.  The costs are expected to be recognized over a weighted average period of 1.3 years.

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

The following tables set forth changes in the benefit obligations and fair value of plan assets for the Company’s defined benefit pension and other post-employment benefit plans for the years ended December 31, 2015 and 2014, as well as the funded status of the plans and amounts recognized in the Consolidated Financial Statements as at December 31, 2015 and 2014.

	Pension Benefits		OPEB
As at December 31	2015	2014	2015	2014

Change in Benefit Obligations
Projected Benefit Obligation, Beginning of Year	$ 279	$ 287	$ 114	$ 93
Service cost	2	3	10	10
Interest cost	9	12	4	4
Actuarial (gains) losses	(23)	19	(24)	14
Exchange differences	(38)	(22)	(3)	(3)
Employee contributions	-	-	1	1
Benefits paid	(17)	(20)	(6)	(5)
Projected Benefit Obligation, End of Year	$ 212	$ 279	$ 96	$ 114

Change in Plan Assets
Fair Value of Plan Assets, Beginning of Year	$ 264	$ 291	$ -	$ -
Actual return on plan assets	11	26	-	-
Exchange differences	(41)	(25)	-	-
Employee contributions	-	-	1	1
Employer contributions	-	2	5	4
Benefits paid	(17)	(20)	(6)	(5)
Transfers to defined contribution plan	(9)	(10)	-	-
Fair Value of Plan Assets, End of Year	$ 208	$ 264	$ -	$ -

Funded Status of Plan Assets, End of Year	$ (4)	$ (15)	$ (96)	$ (114)

Total Recognized Amounts in the Consolidated Balance Sheet Consist of:
Other assets	$ 2	$ 4	$ -	$ -
Current liabilities	-	-	(6)	(7)
Non-current liabilities	(6)	(19)	(90)	(107)
Total	$ (4)	$ (15)	$ (96)	$ (114)

Total Recognized Amounts in Accumulated Other Comprehensive Income Consist of:
Net actuarial (gain) loss	$ 20	$ 44	$ (15)	$ 9
Prior service costs	(5)	(5)	(7)	(7)
Total recognized in accumulated other comprehensive income, before tax	$ 15	$ 39	$ (22)	$ 2

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The accumulated defined benefit obligation for all defined benefit plans was $293 million as at December 31, 2015 (2014 – $374 million).

The following table sets forth the defined benefit plans with accumulated benefit obligation and projected benefit obligation in excess of the plan assets fair value:

	Pension Benefits		OPEB
As at December 31	2015	2014	2015	2014

Projected Benefit Obligation	$ (64)	$ (279)	$ (96)	$ (114)
Accumulated Benefit Obligation	(51)	(260)	(96)	(114)
Fair Value of Plan Assets	58	260	-	-

Following are the weighted average assumptions used by the Company in determining the defined benefit pension and other post-employment benefit obligations:

	Pension Benefits		OPEB
As at December 31	2015	2014	2015	2014

Discount Rate	3.75%	3.75%	4.02%	3.67%
Rates of Increase in Compensation Levels	3.49%	3.99%	5.04%	6.39%

The following sets forth total benefit plan expense recognized by the Company:

	Pension Benefits			OPEB
For the years ended December 31	2015	2014	2013	2015	2014	2013

Defined Benefit Plan Expense	$ 1	$ -	$ 21	$ 14	$ 12	$ 11
Defined Contribution Plan Expense	33	34	43	-	-	-
Total Benefit Plans Expense	$ 34	$ 34	$ 64	$ 14	$ 12	$ 11

Of the total benefit plans expense, $39 million (2014 – $36 million; 2013 – $60 million) was included in operating expense and $9 million (2014 – $10 million; 2013 – $15 million) was included in administrative expense.

The defined periodic pension and OPEB expense are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2015	2014	2013	2015	2014	2013

Current service cost	$ 2	$ 3	$ 4	$ 10	$ 10	$ 12
Interest cost	9	12	12	4	4	4
Expected return on plan assets	(12)	(15)	(16)	-	-	-
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	2	-	11	-	(1)	-
Amortization of net prior service costs	-	-	-	-	(1)	-
Settlement	-	-	5	-	-	-
Curtailment	-	-	1	-	-	(5)
Special termination benefits	-	-	4	-	-	-
Total Defined Benefit Plan Expense	$ 1	$ -	$ 21	$ 14	$ 12	$ 11

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The amounts recognized in other comprehensive income are as follows:

	Pension Benefits			OPEB
For the years ended December 31	2015	2014	2013	2015	2014	2013

Net actuarial (gains) losses	$ (22)	$ 8	$ (46)	$ (24)	$ 14	$ (6)
Plan amendment	-	-	-	-	-	(13)
Amortization of net actuarial gains and (losses)	(2)	-	(11)	-	1	-
Amortization of net prior service costs	-	-	-	-	1	-
Settlement and curtailment	-	-	(6)	-	-	-
Total amounts recognized in other comprehensive (income) loss, before tax	$ (24)	$ 8	$ (63)	$ (24)	$ 16	$ (19)
Total amounts recognized in other comprehensive (income) loss, after tax	$ (17)	$ 6	$ (46)	$ (16)	$ 11	$ (14)

The estimated net actuarial loss and net prior service costs for the pension and other post-retirement plans that will be amortized from accumulated other comprehensive income into net benefit plan recovery in 2016 is $1 million.

Following are the weighted average assumptions used by the Company in determining the net periodic pension and other post-retirement benefit costs:

	Pension Benefits			OPEB
For the years ended December 31	2015	2014	2013	2015	2014	2013

Discount Rate	3.75%	4.50%	4.25%	3.66%	4.49%	3.59%
Long-Term Rate of Return on Plan Assets	6.25%	6.50%	6.75%	-	-	-
Rates of Increase in Compensation Levels	3.99%	3.99%	3.99%	6.47%	6.50%	6.35%

The Company’s assumed health care cost trend rates are as follows:

For the years ended December 31	2015	2014	2013

Health care cost trend rate for next year	7.41%	7.00%	7.31%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	4.59%	4.61%
Year that the rate reaches the ultimate trend rate	2026	2024	2026

A one percent change in the assumed health care cost trend rate over the projected period would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$ 2	$ (2)
Effect on other post-retirement benefit obligations	$ 7	$ (6)

The Company does not expect to contribute to its defined benefit pension plans in 2016.  The Company’s OPEB plans are funded on an as required basis.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The following provides an estimate of benefit payments for the next 10 years.  These estimates reflect benefit increases due to continuing employee service.

	Defined Benefit Pension Payments	Other Benefit Payments

2016	$ 15	$ 6
2017	15	7
2018	15	7
2019	15	8
2020	16	8
2021 – 2025	72	42

The Company’s defined benefit pension plan assets are presented by investment asset category and input level within the fair value hierarchy as follows:

As at December 31	2015
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$ 28	$ 1	$ -	$ 29
Fixed Income – Canadian Bond Funds	-	66	-	66
Equity – Domestic	13	36	-	49
Equity – International	-	53	-	53
Real Estate and Other	1	-	10	11
Fair Value of Plan Assets, End of Year	$ 42	$ 156	$ 10	$ 208

As at December 31	2014
	Level 1	Level 2	Level 3	Total

Investments:
Cash and Cash Equivalents	$ 34	$ 1	$ -	$ 35
Fixed Income – Canadian Bond Funds	-	82	-	82
Equity – Domestic	20	50	-	70
Equity – International	-	64	-	64
Real Estate and Other	1	-	12	13
Fair Value of Plan Assets, End of Year	$ 55	$ 197	$ 12	$ 264

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

A summary in changes in Level 3 fair value measurements is presented below:

Real Estate and Other
As at December 31	2015	2014

Balance, Beginning of Year	$ 12	$ 13
Purchases, issuances and settlements
Purchases	-	-
Settlements	-	-
Actual return on plan assets
Relating to assets sold during the reporting period	-	-
Relating to assets still held at the reporting date	(2)	(1)
Transfers in and out of Level 3	-	-
Balance, End of Year	$ 10	$ 12

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s pension plan assets were invested in the following as at December 31, 2015: 24 percent Domestic Equity (2014 – 26 percent), 26 percent Foreign Equity (2014 – 24 percent), 44 percent Bonds (2014 – 44 percent), and 6 percent Real Estate and Other (2014 – 6 percent).  The expected long-term rate of return is 6.25 percent.  The expected rate of return on pension plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The actual return on plan assets was $11 million (2014 – $26 million).  The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

23. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.  Fair value information related to pension plan assets is included in Note 22.

Recurring fair value measurements are performed for risk management assets and liabilities and other derivative liabilities, as discussed further in Note 24.  These items are carried at fair value in the Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the following tables.  There have been no transfers between the hierarchy levels during the period.

As at December 31, 2015	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management
Risk Management Assets
Current	$ 1	$ 356	$ 37	$ 394	$ (27)	$ 367
Long-term	-	11	-	11	-	11
Risk Management Liabilities
Current	-	31	12	43	(27)	16
Long-term	-	-	9	9	-	9
Other Derivative Liabilities
Current in accounts payable and accrued liabilities	$ -	$ 6	$ -	$ 6	$ -	$ 6
Long-term in other liabilities and provisions	-	23	-	23	-	23

As at December 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (1)	Carrying Amount

Risk Management
Risk Management Assets
Current	$ -	$ 718	$ -	$ 718	$ (11)	$ 707
Long-term	-	67	-	67	(2)	65
Risk Management Liabilities
Current	6	14	11	31	(11)	20
Long-term	-	2	7	9	(2)	7

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

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts, NYMEX three-way options, NYMEX costless collars and basis swaps with terms to 2018.  Level 2 also includes other derivative liabilities as discussed in Note 24.  The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at December 31, 2015, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017 and WTI three-way options with terms to 2016.  The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets.  The WTI three-way options are a combination of a sold call, bought put and a sold put.  These contracts allow the Company to participate in the upside of commodity prices to the ceiling of the call option and provide the Company with partial downside price protection through the combination of the put options.  The fair values of the WTI three-way options are based on the income approach and are modelled using observable and unobservable inputs such as implied volatility.  The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose.

A summary of changes in Level 3 fair value measurements is presented below:

			Risk Management
			2015	2014

Balance, Beginning of Year			$ (18)	$ (7)
Total gains (losses)			18	(19)
Purchases, issuances and settlements:
Purchases			-	-
Settlements			16	8
Transfers in and out of Level 3			-	-
Balance, End of Year			$ 16	$ (18)

Change in unrealized gains (losses) related to assets and liabilities held at end of year			$ 24	$ (13)

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

As at December 31	Valuation Technique	Unobservable Input	2015	2014

Risk Management – Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$34.50 - $40.25	$40.70 - $48.50

Risk Management – WTI Three-Way Options	Option Model	Implied Volatility	33% - 64%	-

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $4 million (2014 – $5 million) increase or decrease to net risk management assets and liabilities.  A 10 percent increase or decrease in implied volatility for the WTI three-way options would cause a corresponding $2 million increase or decrease to net risk management assets and liabilities (2014 – nil).

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

24. Financial Instruments and Risk Management

A)                       FINANCIAL INSTRUMENTS

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities, other liabilities and provisions and long-term debt.

B)                       RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value.  See Note 23 for a discussion of fair value measurements.

UNREALIZED RISK MANAGEMENT POSITION

As at December 31	2015	2014

Risk Management Assets
Current	$ 367	$ 707
Long-term	11	65
	378	772

Risk Management Liabilities
Current	16	20
Long-term	9	7
	25	27

Other Derivative Liabilities
Current in accounts payable and accrued liabilities	6	-
Long-term in other liabilities and provisions	23	-
Net Risk Management Assets and Other Derivative Liabilities	$ 324	$ 745

SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS

As at December 31	2015			2014
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$ 53	$ 4	$ 49	$ 609	$ 5	$ 604
Crude oil	325	-	325	163	4	159
Power and other derivative contracts	-	50	(50)	-	18	(18)
Total Fair Value	$ 378	$ 54	$ 324	$ 772	$ 27	$ 745

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COMMODITY PRICE POSITIONS AS AT DECEMBER 31, 2015

	Notional Volumes		Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	370	MMcf/d	2016	2.82 US$/Mcf	$ 43

NYMEX Three-Way Options	25	MMcf/d	2016		5
Sold call price				3.43 US$/Mcf
Bought put price				3.21 US$/Mcf
Sold put price				2.72 US$/Mcf

NYMEX Costless Collars	335	MMcf/d	2016		(15)
Sold call price				2.46 US$/Mcf
Bought put price				2.22 US$/Mcf

Basis Contracts (1)			2016-2018		15

Other Financial Positions					1
Natural Gas Fair Value Position					49

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	49.0	Mbbls/d	2016	58.51 US$/bbl	303

WTI Three-Way Options	18.3	Mbbls/d	2016		37
Sold call price				63.03 US$/bbl
Bought put price				55.00 US$/bbl
Sold put price				47.24 US$/bbl

Basis Contracts (2)			2016-2017		(15)
Crude Oil Fair Value Position					325

Power Purchase Contracts and Other Derivative Contracts
Fair Value Position					(50)
Total Fair Value					$ 324

(1)   Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices.  These basis swaps are priced using differentials determined as a percentage of NYMEX.

(2)   Encana has entered into swaps to protect against widening Midland differentials to WTI.  These basis swaps are priced using fixed price differentials.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

	Realized Gain (Loss)
For the years ended December 31	2015	2014	2013

Revenues, Net of Royalties	$ 917	$ (84)	$ 544
Transportation and Processing	(16)	(7)	-
Gain (Loss) on Risk Management	$ 901	$ (91)	$ 544

	Unrealized Gain (Loss)
For the years ended December 31	2015	2014	2013

Revenues, Net of Royalties	$ (325)	$ 456	$ (347)
Transportation and Processing	(6)	(12)	2
Gain (Loss) on Risk Management	$ (331)	$ 444	$ (345)

RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31

	2015		2014	2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$ 745
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	570	$ 570	$ 353	$ 199
Foreign Exchange Translation Adjustment on Canadian Dollar Contracts	2
Settlement of Athlon Crude Oil Contracts from Business Combination	(63)
Fair Value of Other Derivative Contracts Entered into During the Year	(29)
Fair Value of Contracts Realized During the Year	(901)	(901)	91	(544)
Fair Value of Contracts, End of Year	$ 324	$ (331)	$ 444	$ (345)

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

Natural Gas – To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based fixed price contracts, NYMEX-based options and costless collars.  Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil – To partially mitigate crude oil commodity price risk, the Company uses contracts such as WTI-based fixed price contracts and WTI-based options.  Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

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

	2015		2014
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural gas price	$ (57)	56	$ (105)	$ 105
Crude oil price	(83)	81	(22)	22
Power price	4	(4)	5	(5)

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.  This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality.  Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives.  The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables.  As at December 31, 2015, the Company had no significant credit derivatives in place and no collateral balances were posted or received.

As at December 31, 2015, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings.  Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.  As at December 31, 2015, approximately 95 percent (2014 – 94 percent) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at December 31, 2015, Encana had two counterparties (2014 – three counterparties) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty.  As at December 31, 2015, these counterparties accounted for 13 percent and 11 percent (2014 – 16 percent, 16 percent and 15 percent) of the fair value of the outstanding in-the-money net risk management contracts.

During the year ended December 31, 2015, Encana entered into agreements resulting from divestitures, which may require Encana to fulfill certain payment obligations on the take or pay volume commitments assumed by the purchaser.  The circumstances that would require Encana to perform under the agreement includes events where the purchaser fails to make payment to the guaranteed party and/or the purchaser is subject to an insolvency event.  The agreements have remaining terms from five to nine years with a fair value of $29 million as at December 31, 2015.  The maximum potential amount of undiscounted future payments is $472 million as at December 31, 2015, and is considered unlikely.

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

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt and equity capital markets.  As at December 31, 2015, the Company had committed revolving bank credit facilities totaling $4.5 billion which included $3.0 billion on a revolving bank credit facility for Encana and $1.5 billion on a revolving bank credit facility for a U.S. subsidiary, the latter of which remained unused.  Of the $3.0 billion revolving bank credit facility, $210 million of LIBOR loans were drawn, $440 million fully supported the U.S. Commercial Paper Program and $2,350 million remained unused.  The facilities remain committed through July 2020.

Encana also has accessible capacity under a shelf prospectus for up to $4.9 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue debt and/or equity securities in Canada and/or the U.S. as discussed in Note 13.  The shelf prospectus expires in July 2016.

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

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$ 1,311	$ -	$ -	$ -	$ -	$ 1,311
Risk Management Liabilities	16	9	-	-	-	25
Long-Term Debt (1)	306	611	1,701	1,587	6,151	10,356
Other Liabilities and Provisions	-	17	2	-	4	23

(1) Principal and interest.

Included in Encana’s long-term debt obligations of $10,356 million at December 31, 2015 are $650 million in principal obligations related to U.S. Commercial Paper and LIBOR loans.  These amounts are fully supported and Management expects they will continue to be supported by credit facilities that have no repayment requirements within the next year and are fully revolving for up to five years.  Based on the current maturity dates of the credit facilities, these amounts are included in cash outflows for the period disclosed as 4 - 5 Years.  Further information on Long-Term Debt is contained in Note 13.

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

Notes to Consolidated Financial Statements
(All amounts in $ millions, unless otherwise specified)

As at December 31, 2015, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure.  As at December 31, 2014, Encana had $6.7 billion in debt that was subject to foreign exchange exposure and $0.6 billion that was not subject to foreign exchange exposure.  To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange derivatives.  There were no foreign exchange derivatives outstanding as at December 31, 2015.

Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on the translation and settlement of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada, foreign exchange gains and losses on the translation and settlement of foreign denominated intercompany balances and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada.  A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $39 million change in foreign exchange (gain) loss as at December 31, 2015 (2014 – $61 million; 2013 – $48 million).

INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities.  The Company partially mitigates its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates.  There were no interest rate derivatives outstanding as at December 31, 2015.

As at December 31, 2015, the Company had floating rate debt of $650 million (2014 – $1,277 million).  Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $5 million (2014 – $10 million; 2013 – nil).

25. Supplementary Information

A)                    NET CHANGE IN NON-CASH WORKING CAPITAL

For the years ended December 31	2015	2014	2013

Operating Activities
Accounts receivable and accrued revenues	$ 314	$ (411)	$ (75)
Accounts payable and accrued liabilities	(14)	188	(81)
Income tax payable and receivable	(38)	214	(23)
	$ 262	$ (9)	$ (179)

B)                    SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31	2015	2014	2013

Interest Paid	$ 602	$ 648	$ 575
Income Taxes Paid, net of Amounts (Recovered)	$ (105)	$ 43	$ (186)

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

26. Commitments and Contingencies

COMMITMENTS

The following table outlines the Company’s commitments as at December 31, 2015:

	Expected Future Payments
(undiscounted)	2016	2017	2018	2019	2020	Thereafter	Total

Transportation and Processing	$ 693	$ 679	$ 685	$ 588	$ 491	$ 2,507	$ 5,643
Drilling and Field Services	164	106	59	29	17	1	376
Operating Leases	30	24	23	11	3	19	110
Total	$ 887	$ 809	$ 767	$ 628	$ 511	$ 2,527	$ 6,129

Included within transportation and processing in the table above are certain commitments associated with midstream service agreements with VMLP as described in Note 19.  Divestiture transactions can reduce certain commitments disclosed above.

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

27. Supplementary Oil and Gas Information (unaudited)

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

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

NET PROVED RESERVES (1, 2)

(12-MONTH AVERAGE TRAILING PRICES; AFTER ROYALTIES)

	Natural Gas (Bcf)			Oil (MMbbls)			NGLs (MMbbls)
	Canada	United States	Total	Canada	United States	Total	Canada	United States	Total
2013
Beginning of year	4,550	4,242	8,792	13.0	46.0	59.0	88.6	62.4	151.0
Revisions and improved recovery (3)	(256)	(362)	(618)	2.6	(1.2)	1.4	(9.6)	(16.1)	(25.7)
Extensions and discoveries	499	482	981	11.5	14.3	25.8	16.7	13.3	30.0
Purchase of reserves in place	-	7	7	-	0.5	0.5	-	0.1	0.1
Sale of reserves in place	(295)	(1)	(296)	-	-	-	(1.5)	(0.1)	(1.6)
Production	(523)	(491)	(1,014)	(4.3)	(5.1)	(9.4)	(6.8)	(3.5)	(10.3)
End of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
Developed	2,744	2,619	5,363	16.5	31.1	47.6	44.6	24.1	68.7
Undeveloped	1,231	1,258	2,489	6.3	23.4	29.7	42.8	32.0	74.8
Total	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
2014
Beginning of year	3,975	3,877	7,852	22.8	54.5	77.3	87.4	56.1	143.5
Revisions and improved recovery (4)	250	(511)	(261)	(5.0)	(2.7)	(7.7)	10.9	(2.6)	8.3
Extensions and discoveries	385	493	879	4.7	21.4	26.1	22.3	8.8	31.1
Purchase of reserves in place	6	234	240	-	148.2	148.2	0.1	52.9	53.0
Sale of reserves in place	(885)	(1,473)	(2,358)	(6.6)	(14.2)	(20.8)	(45.5)	(20.0)	(65.4)
Production	(503)	(355)	(858)	(5.0)	(13.1)	(18.0)	(8.6)	(5.0)	(13.6)
End of year	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7
Developed	2,282	1,606	3,887	8.2	112.3	120.5	31.6	53.4	85.0
Undeveloped	947	660	1,607	2.8	81.8	84.5	34.9	36.8	71.7
Total	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7
2015
Beginning of year	3,229	2,265	5,494	10.9	194.1	205.0	66.6	90.2	156.7
Revisions and improved recovery (5)	(801)	(342)	(1,144)	(0.9)	(73.6)	(74.6)	(14.8)	(41.1)	(55.9)
Extensions and discoveries	313	159	472	-	68.4	68.4	19.8	24.9	44.7
Purchase of reserves in place	-	-	-	-	-	-	-	-	-
Sale of reserves in place	(434)	(728)	(1,163)	(1.6)	(1.2)	(2.8)	(0.4)	(3.6)	(4.0)
Production	(354)	(241)	(596)	(2.0)	(29.7)	(31.8)	(8.3)	(8.6)	(16.9)
End of year	1,952	1,112	3,064	6.4	157.9	164.3	62.8	61.7	124.5
Developed	1,295	928	2,223	5.0	91.6	96.6	31.8	37.8	69.5
Undeveloped	657	184	841	1.3	66.3	67.7	31.0	24.0	55.0
Total	1,952	1,112	3,064	6.4	157.9	164.3	62.8	61.7	124.5

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

(3)      In 2013, revisions and improved recovery of natural gas included a reduction of 2,872 Bcf due to lower proved undeveloped reserves bookings, partially offset by additions of 2,233 Bcf due to significantly higher 12-month average trailing natural gas prices and minor positive revisions.

(4)      In 2014, revisions and improved recovery of natural gas included a reduction of 520 Bcf due to changes in the proved undeveloped reserves bookings in the U.S.

(5)      In 2015, revisions and improved recovery of natural gas included a reduction of 1,106 Bcf due to a significantly lower 12-month average trailing natural gas price.  Revisions and improved recovery of oil and NGLs included reductions of 59.9 MMbbls and 52.6 MMbbls, respectively, due to significantly lower 12-month average trailing oil and NGL prices.

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

12-MONTH AVERAGE TRAILING PRICES

The following reference prices were utilized in the determination of reserves and future net revenue:

	Natural Gas		Oil & NGLs
	Henry Hub ($/MMBtu)	AECO (C$/MMBtu)	WTI ($/bbl)	Edmonton Light Sweet (C$/bbl)

Reserves Pricing (1)
2013	3.67	3.14	96.94	93.44
2014	4.34	4.63	94.99	96.40
2015	2.58	2.69	50.28	58.82

(1)                 All prices were held constant in all future years when estimating net revenues and reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
	2015	2014	2013	2015	2014	2013

Future cash inflows	6,284	19,255	19,039	9,462	26,742	17,217
Less future:
Production costs	3,800	7,456	7,377	3,959	6,673	4,484
Development costs	1,725	3,276	4,515	3,092	4,087	3,982
Income taxes	-	1,727	652	-	2,886	1,615
Future net cash flows	759	6,796	6,495	2,411	13,096	7,136
Less 10% annual discount for estimated timing of cash flows	122	2,320	1,836	984	6,015	2,978
Discounted future net cash flows	637	4,476	4,659	1,427	7,081	4,158

	Total
	2015	2014	2013

Future cash inflows	15,746	45,997	36,256
Less future:
Production costs	7,759	14,129	11,861
Development costs	4,817	7,363	8,497
Income taxes	-	4,613	2,267
Future net cash flows	3,170	19,892	13,631
Less 10% annual discount for estimated timing of cash flows	1,106	8,335	4,814
Discounted future net cash flows	2,064	11,557	8,817

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

	Canada			United States
	2015	2014	2013	2015	2014	2013

Balance, beginning of year	4,476	4,659	3,002	7,081	4,158	3,015
Changes resulting from:
Sales of oil and gas produced during the period	(969)	(2,120)	(1,649)	(1,250)	(1,746)	(1,490)
Discoveries and extensions, net of related costs	109	827	725	504	1,429	633
Purchases of proved reserves in place	-	9	-	-	3,052	16
Sales and transfers of proved reserves in place	(674)	(1,320)	(304)	(1,604)	(1,902)	(2)
Net change in prices and production costs	(3,094)	1,777	2,703	(3,266)	2,567	1,891
Revisions to quantity estimates	(1,355)	314	(178)	(2,183)	(616)	(324)
Accretion of discount	565	515	311	834	503	333
Previously estimated development costs incurred, net of change in future development costs	435	532	417	263	(3)	708
Other	(32)	(36)	14	(210)	24	(68)
Net change in income taxes	1,176	(681)	(382)	1,258	(385)	(554)
Balance, end of year	637	4,476	4,659	1,427	7,081	4,158

	Total
	2015	2014	2013

Balance, beginning of year	11,557	8,817	6,017
Changes resulting from:
Sales of oil and gas produced during the period	(2,219)	(3,866)	(3,139)
Discoveries and extensions, net of related costs	613	2,256	1,358
Purchases of proved reserves in place	-	3,061	16
Sales and transfers of proved reserves in place	(2,278)	(3,222)	(306)
Net change in prices and production costs	(6,360)	4,344	4,594
Revisions to quantity estimates	(3,538)	(302)	(502)
Accretion of discount	1,399	1,018	644
Previously estimated development costs incurred, net of change in future development costs	698	529	1,125
Other	(242)	(12)	(54)
Net change in income taxes	2,434	(1,066)	(936)
Balance, end of year	2,064	11,557	8,817

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

RESULTS OF OPERATIONS

	Canada			United States
	2015	2014	2013	2015	2014	2013

Oil and gas revenues, net of royalties, transportation and processing	1,168	2,475	2,068	1,911	2,244	2,041
Less:
Operating costs, production, mineral and other taxes, and accretion of asset retirement obligations	199	355	419	661	498	551
Depreciation, depletion and amortization	305	625	601	1,088	992	818
Impairments	-	-	-	6,473	-	-
Operating income (loss)	664	1,495	1,048	(6,311)	754	672
Income taxes	179	376	264	(2,285)	273	243
Results of operations	485	1,119	784	(4,026)	481	429

	Total
	2015	2014	2013

Oil and gas revenues, net of royalties, transportation and processing	3,079	4,719	4,109
Less:
Operating costs, production, mineral and other taxes, and accretion of asset retirement obligations	860	853	970
Depreciation, depletion and amortization	1,393	1,617	1,419
Impairments	6,473	-	-
Operating income (loss)	(5,647)	2,249	1,720
Income taxes	(2,106)	649	507
Results of operations	(3,541)	1,600	1,213

CAPITALIZED COSTS

	Canada			United States
	2015	2014	2013	2015	2014	2013

Proved oil and gas properties	14,866	18,271	25,003	25,723	24,279	26,529
Unproved oil and gas properties	334	478	598	5,282	5,655	470
Total capital cost	15,200	18,749	25,601	31,005	29,934	26,999
Accumulated DD&A	14,170	16,566	23,012	23,822	16,260	22,074
Net capitalized costs	1,030	2,183	2,589	7,183	13,674	4,925

	Other			Total
	2015	2014	2013	2015	2014	2013

Proved oil and gas properties	58	65	71	40,647	42,615	51,603
Unproved oil and gas properties	-	-	-	5,616	6,133	1,068
Total capital cost	58	65	71	46,263	48,748	52,671
Accumulated DD&A	58	65	71	38,050	32,891	45,157
Net capitalized costs	-	-	-	8,213	15,857	7,514

Notes to Consolidated Financial Statements
Encana Corporation	Prepared in accordance with U.S. GAAP in US$

Notes to Consolidated Financial Statements

(All amounts in $ millions, unless otherwise specified)

COSTS INCURRED

	Canada			United States (1,2)
	2015	2014	2013	2015	2014	2013

Acquisitions
Unproved	2	15	26	15	5,452	111
Proved	7	6	2	12	5,008	45
Total acquisitions	9	21	28	27	10,460	156
Exploration costs	3	10	22	3	38	412
Development costs	377	1,216	1,343	1,844	1,247	871
Total costs incurred	389	1,247	1,393	1,874	11,745	1,439

	Total (1,2)
	2015	2014	2013

Acquisitions
Unproved	17	5,467	137
Proved	19	5,014	47
Total acquisitions	36	10,481	184
Exploration costs	6	48	434
Development costs	2,221	2,463	2,214
Total costs incurred	2,263	12,992	2,832

(1)                 2014 Unproved includes $5,338 million from the acquisition of Athlon.

(2)                 2014 Proved includes $2,127 million from the acquisition of Athlon.

COSTS NOT SUBJECT TO DEPLETION OR AMORTIZATION

Upstream costs in respect of significant unproved properties are excluded from the country cost centre’s depletable base as follows:

As at December 31	2015	2014

Canada	334	$ 478
United States	5,282	5,655
	5,616	$ 6,133

The following is a summary of the costs related to Encana’s unproved properties as at December 31, 2015:

	2015	2014	2013	Prior to 2013	Total

Acquisition Costs	$ 27	$ 5,207	$ 30	$ 223	$ 5,487
Exploration Costs	8	50	38	33	129
	$ 35	$ 5,257	$ 68	$ 256	$ 5,616

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

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)       Certifications.  See Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F.

(b)       Disclosure Controls and Procedures.  As of the end of Encana Corporation’s (“Encana”) fiscal year ended December 31, 2015, an evaluation of the effectiveness of Encana’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Encana’s management, with the participation of its principal executive officer and principal financial officer.  Based upon that evaluation, Encana’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Encana’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Encana in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Encana’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)       Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included in the “Management Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

(d)       Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Auditor’s Report” that accompanies Encana’s Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

(e)       Changes in Internal Control Over Financial Reporting.  Except as disclosed under the heading “Controls and Procedures—Internal Control over Financial Reporting” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F, during the fiscal year ended December 31, 2015, there were no changes in Encana’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Encana’s internal control over financial reporting.

40-F2

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Encana’s board of directors has determined that Margaret A. McKenzie, Jane L. Peverett and Bruce G. Waterman, members of Encana’s audit committee, each qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Encana has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Business Code of Conduct” (the “Code of Ethics”), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on Encana’s website at www.encana.com, and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting:  Joanne L. Alexander, Executive Vice-President, General Counsel & Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada  T2P 2S5.  Alternatively, requests for a copy of the Code of Ethics may be made by contacting Encana’s Corporate Secretarial Department at (403) 645-2000 (Fax: (403) 645-4617).

Encana intends to disclose and summarize any amendment to, or waiver from, any provision of the Code of Ethics that is required to be so disclosed and summarized, on its website at www.encana.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information–External Auditor Service Fees” in Encana’s Annual Information Form for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

The required disclosure is included under the heading “Audit Committee Information–Pre-Approval Policies and Procedures” in Encana’s Annual Information Form for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

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

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Contractual Obligations and Contingencies—Commitments” in Encana’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, filed as part of this Annual Report on Form 40-F.

Identification of the Audit Committee.

Encana has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Margaret A. McKenzie, Suzanne P. Nimocks, Jane L. Peverett (Chair), Brian G. Shaw, Bruce G. Waterman and Clayton H. Woitas (ex officio).

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

Communication with Non-Management Directors

Shareholders may send communications to Encana’s non-management directors by writing to the Presiding Director, c/o Joanne L. Alexander, Executive Vice-President, General Counsel & Corporate Secretary, Encana Corporation, Suite 4400, 500 Centre Street S.E., P.O. Box 2850, Calgary, Alberta, Canada  T2P 2S5.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

40-F4

Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics.  Such guidelines are required to be posted on the listed company’s website.  Encana operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Encana’s Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2015 Annual Meeting of Shareholders.  However, Encana has not codified its corporate governance principles into formal guidelines for posting on its website.

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

A description of Encana’s corporate governance practices is included under the heading “Encana’s Corporate Governance Practices” in Encana’s Information Circular prepared in connection with its 2015 Annual Meeting of Shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 29, 2016.

Encana Corporation

By:	/s/ Sherri A. Brillon
Name:	Sherri A. Brillon
Title:	Executive Vice-President & Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Consent of McDaniel & Associates Consultants Ltd.

99.7	Consent of Netherland, Sewell & Associates, Inc.

99.8	Consent of GLJ Petroleum Consultants Ltd.

101	Interactive Data Files